As filed with the Securities and Exchange
Commission April 19, 2017

Registration No. 333-28679
Registration No. 811-05626

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
    Pre-Effective Amendment No. _____   [ ]
    Post-Effective Amendment No. 71   [X]

AMENDMENT TO REGISTRATION STATEMENT UNDER THE INVESTMENT
COMPANY ACT OF 1940   [ ]
    Post-Effective Amendment No. 436   [X]
(Check appropriate box or boxes.)

Separate Account B
(Exact Name of Registrant)

Voya Insurance and Annuity Company
(Name of Depositor)

699 Walnut Street, Suite 1350
Des Moines, Iowa 50309-3942
(Address of Depositor's Principal Executive Offices) (Zip Code)

(770) 980-5100
(Depositor's Telephone Number, including Area Code)

Christopher J. Madin
Senior Associate Counsel
Voya Insurance and Annuity Company
One Orange Way, Windsor, Connecticut 06095-4774
(Name and Address of Agent for Service)

It is proposed that this filing will become effective (check appropriate box):
    [ ]   immediately upon filing pursuant to paragraph (b) of Rule 485
    [X]   on May 1, 2018 pursuant to paragraph (b) of Rule 485
    [ ]   60 days after filing pursuant to paragraph (a)(1)
    [ ]   on _____, pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:
    [ ]   This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: Deferred Combination Variable and Fixed Annuity Contracts

PART A
INFORMATION REQUIRED IN A PROSPECTUS

VOYA GOLDENSELECT ESII®

A DEFERRED COMBINATION VARIABLE AND FIXED ANNUITY CONTRACT
issued by
Voya Insurance and Annuity Company
and its
Separate Account B

Supplement dated May 1, 2018

This supplement updates and amends certain information contained in your prospectus dated May 1, 2018. Please read it carefully and keep it with your prospectus for future reference.

NOTICE OF AND IMPORTANT INFORMATION ABOUT AN UPCOMING FUND REORGANIZATION

> *The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the Voya Multi-Manager Large Cap Core Portfolio.*

On March 15, 2018, the Board of Trustees of Voya Investors Trust approved a proposal to reorganize the Voya Multi-Manager Large Cap Core Portfolio (the "Reorganization"). Subject to shareholder approval, effective after the close of business on or about August 24, 2018 (the "Reorganization Date"), Class S shares of the Voya Multi-Manager Large Cap Core Portfolio (the "Merging Fund") will reorganize with and into Class S shares of the Voya Index Plus LargeCap Portfolio (the "Surviving Fund").

If shareholders of the Merging Fund approve the Reorganization, from the close of business on August 10, 2018, through the close of business on August 24, 2018, the Merging Fund will be in a "transition period" during which time a transition manager will sell all or most of its assets and the transition manager may hold a large portion of the Merging Fund's assets in temporary investments. During this time, the Merging Fund may not be pursuing its investment objective and strategies and limitations on permissible investments and investment restrictions will not apply. The sales and purchases of securities during the transition period are expected to result in buy and sell transactions and such transactions may be made at a disadvantageous time.

Voluntary Transfers Before the Reorganization Date. Prior to the Reorganization Date and for 30 days thereafter, you may transfer amounts allocated to the subaccount that invests in the Merging Fund to any other available subaccount or to any available fixed account. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. **See the "TRANSFERS AMONG YOUR INVESTMENTS (EXCESSIVE TRADING POLICY)" section beginning on page 49 of your Contract prospectus for information about making subaccount transfers, including applicable restrictions and limits on transfers.**

On the Reorganization Date. The Surviving Fund is closed to new investors and to new investments by existing investors. On the Reorganization Date, your investment in the subaccount that invests in the Merging Fund will automatically become an investment in the subaccount that invests in the Surviving Fund with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation, and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation.

Automatic Fund Reallocation After the Reorganization Date. After the Reorganization Date, the Merging Fund will no longer be available through your Contract. Unless you provide us with alternative allocation instructions, after the Reorganization Date all allocations directed to the subaccount that invests in the Merging Fund will be automatically allocated to the subaccount that invests in the Surviving Fund. **See the "TRANSFERS AMONG YOUR INVESTMENTS (EXCESSIVE TRADING POLICY)" section beginning on page 49 of your Contract prospectus for information about making fund allocation changes.**

Allocation Instructions. You may give us alternative allocation instructions at any time by contacting Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271, (800) 366-0066.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your Contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting:

Customer Service
P.O. Box 9271
Des Moines, IA 50306-9271
(800) 366-0066

If you received a summary prospectus for any of the funds available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Voya Insurance and Annuity Company
Separate Account B of Voya Insurance and Annuity Company

Deferred Combination Variable and Fixed Annuity Prospectus

VOYA GOLDENSELECT ESII®

May 1, 2018

This prospectus describes Voya GoldenSelect ESII®, a group and individual deferred combination variable annuity contract (the "Contract" or the "Contracts") issued by Voya Insurance and Annuity Company ("VIAC," the "Company," "we," "us" or "our") through Separate Account B (the "Separate Account"). The Contract was available in connection with certain retirement plans that qualified for special federal income tax treatment ("qualified Contracts") under the Internal Revenue Code of 1986, as amended (the "Tax Code"), as well as those that did not qualify for such treatment ("nonqualified Contracts"). As of March 15, 2010, we no longer offer this Contract for sale to new purchasers.

The Contract provides a means for you to allocate your premium payments in one or more subaccounts, each of which invest in a single investment portfolio. You may also allocate premium payments to our Fixed Account with guaranteed interest periods. Your contract value will vary daily to reflect the investment performance of the investment portfolio(s) you select and any interest credited to your allocations in the Fixed Account. For Contracts sold in some states, not all Fixed Interest Allocations or subaccounts are available. The investment portfolios available under your Contract are listed on the next page.

You have a right to return a Contract within ten days after you receive it for a refund of the adjusted contract value (which may be more or less than the premium payments you paid), or if required by your state, the original amount of your premium payment. In no event does the Company retain any investment gain associated with a Contract that is free looked. Longer free look periods apply in some states and in certain situations. Your free look rights depend on the laws of the state in which you purchase the Contract.

Replacing an existing annuity with the Contract may not be beneficial to you. Your existing annuity may be subject to fees or penalties on surrender, and the Contract may have new charges.

This prospectus provides information that you should know before investing and should be kept for future reference. A Statement of Additional Information ("SAI"), dated May 1, 2018, has been filed with the Securities and Exchange Commission ("SEC"). It is available without charge upon request. To obtain a copy of this document, write to Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call (800) 366-0066, or access the SEC's website (www.sec.gov). When looking for information regarding the Contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 333-28679. The table of contents of the SAI is on the last page of this prospectus and the SAI is made part of this prospectus by reference.

The SEC has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Allocations to a subaccount investing in a fund or an investment portfolio are not bank deposits and are not insured or guaranteed by any bank or by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency. The Contract described in this prospectus is subject to investment risk, including the possible loss of the principal amount invested.

We pay compensation to broker/dealers whose registered representatives sell the Contract. See "OTHER CONTRACT PROVISIONS – *Selling the Contract*," for further information about the amount of compensation we pay.

The investment portfolios are listed on the next page.

ESII – 28679

The investment portfolios that comprise the subaccounts currently open and available to new premiums and transfers under your Contract are:

BlackRock Global Allocation V.I. Fund (Class III)	Voya Russell[TM] Mid Cap Growth Index Portfolio (Class S)
Voya Euro STOXX 50® Index Portfolio (Class ADV)	Voya Russell[TM] Mid Cap Index Portfolio (Class S)
Voya FTSE 100 Index® Portfolio (Class ADV)	Voya Russell[TM] Small Cap Index Portfolio (Class S)
Voya Global Equity Portfolio (Class T)[1]	Voya Small Company Portfolio (Class S)
Voya Global Perspectives® Portfolio (Class ADV)[2]	Voya Solution Moderately Aggressive Portfolio (Class S)[2]
Voya Government Liquid Assets Portfolio (Class S)	Voya U.S. Bond Index Portfolio (Class S)
Voya Growth and Income Portfolio (Class ADV)	VY® Baron Growth Portfolio (Class S)
Voya Hang Seng Index Portfolio (Class S)	VY® BlackRock Inflation Protected Bond Portfolio (Class S)
Voya High Yield Portfolio (Class S)	VY® Columbia Contrarian Core Portfolio (Class S)
Voya Intermediate Bond Portfolio (Class S)	VY® Franklin Income Portfolio (Class S)
Voya International Index Portfolio (Class ADV)	VY® Invesco Comstock Portfolio (Class S)
Voya Japan TOPIX Index® Portfolio (Class ADV)	VY® Invesco Equity and Income Portfolio (Class S2)
Voya Large Cap Growth Portfolio (Class ADV)	VY® Invesco Growth and Income Portfolio (Class S)
Voya Large Cap Value Portfolio (Class S)	VY® JPMorgan Emerging Markets Equity Portfolio (Class S)
Voya MidCap Opportunities Portfolio (Class S)	VY® JPMorgan Small Cap Core Equity Portfolio (Class S)
Voya Multi-Manager Large Cap Core Portfolio (Class S)	VY® Morgan Stanley Global Franchise Portfolio (Class S)
Voya Retirement Conservative Portfolio (Class ADV)[1, 2]	VY® Oppenheimer Global Portfolio (Class S)
Voya Retirement Growth Portfolio (Class ADV)[1, 2]	VY® T. Rowe Price Capital Appreciation Portfolio (Class S)
Voya Retirement Moderate Growth Portfolio (Class ADV)[1, 2]	VY® T. Rowe Price Equity Income Portfolio (Class S)
Voya Retirement Moderate Portfolio (Class ADV)[1, 2]	VY® T. Rowe Price Growth Equity Portfolio (Class S)
Voya Russell[TM] Large Cap Growth Index Portfolio (Class S)	VY® T. Rowe Price International Stock Portfolio (Class S)
Voya Russell[TM] Large Cap Index Portfolio (Class S)	VY® Templeton Foreign Equity Portfolio (Class S)
Voya Russell[TM] Large Cap Value Index Portfolio (Class S)	VY® Templeton Global Growth Portfolio (Class S)

More information can be found in the appendices. See APPENDIX A for all subaccounts and valuation information. APPENDIX B highlights each investment portfolio's investment objective and adviser (and any subadviser), as well as indicates recent portfolio changes. If you received a summary prospectus for any of the underlying investment portfolios available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the portfolio's summary prospectus.

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[1] This fund employs a managed volatility strategy. **See the "*Funds With Managed Volatility Strategies*" section for more information about managed volatility funds.**

[2] This investment portfolio is structured as a "fund of funds." Funds offered in a "fund of funds" structure may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. **See "THE FUNDS" section for more information.**

TABLE OF CONTENTS

	Page
INDEX OF SPECIAL TERMS	4
FEES AND EXPENSES	5
CONDENSED FINANCIAL INFORMATION	8
SEPARATE ACCOUNT B	9
VOYA INSURANCE AND ANNUITY COMPANY	9
THE FUNDS	10
CHARGES AND FEES	12
THE ANNUITY CONTRACT	18
LIVING BENEFIT RIDERS	25
WITHDRAWALS	46
TRANSFERS AMONG YOUR INVESTMENTS (EXCESSIVE TRADING POLICY)	49
DEATH BENEFIT CHOICES	53
THE ANNUITY OPTIONS	60
OTHER CONTRACT PROVISIONS	63
OTHER INFORMATION	66
FEDERAL TAX CONSIDERATIONS	67
APPENDIX A – Condensed Financial Information	A-1
APPENDIX B – The Investment Portfolios	B-1
APPENDIX C – Fixed Account II	C-1
APPENDIX D – Fixed Interest Division	D-1
APPENDIX E – Surrender Charge for Excess Withdrawals Example	E-1
APPENDIX F – Special Funds and Excluded Funds Examples	F-1
APPENDIX G – Examples of Minimum Guaranteed Income Benefit Calculation	G-1
APPENDIX H – Voya LifePay Plus and Voya Joint LifePay Plus Partial Withdrawal Amount Examples	H-1
APPENDIX I – Examples of Fixed Allocation Funds Automatic Rebalancing	I-1
APPENDIX J – Voya LifePay Plus and Voya Joint LifePay Plus	J-1
APPENDIX K – Voya LifePay and Voya Joint LifePay	K-1
APPENDIX L – Minimum Guaranteed Withdrawal Benefit	L-1
APPENDIX M – State Variations	M-1
APPENDIX N – Accepted Funds and Fixed Funds for Living Benefit Riders	N-1
STATEMENT OF ADDITIONAL INFORMATION.	Back Cover

INDEX OF SPECIAL TERMS

The following special terms are used throughout this prospectus. Refer to the page(s) listed for an explanation of each term:

Special Term	Page
Accumulation Unit	8
Annual Ratchet	41
Annual Ratchet Enhanced Death Benefit	55
Annuitant	19
Annuity Start Date	18
Cash Surrender Value	24
Claim Date	53
Contract Date	18
Contract Owner	18
Contract Value	23
Contract Year	18
Covered Fund	11
Earnings Multiplier Benefit	58
Excluded Fund	11
Fixed Account	25
Fixed Interest Allocation	25
Fixed Interest Division	25
Free Withdrawal Amount	13
Market Value Adjustment	C-2
Max 7 Enhanced Death Benefit	57
Net Investment Factor	8
Net Rate of Return	8
Restricted Fund	11
Rider Date	26
7% Solution Death Benefit Element	57
Special Fund	11
Standard Death Benefit	55

The following terms as used in this prospectus have the same or substituted meanings as the corresponding terms currently used in the Contract:

Term Used in This Prospectus	Corresponding Term Used in the Contract
Accumulation Unit Value	Index of Investment Experience
Annuity Start Date	Annuity Commencement Date
Contract Owner	Owner or Certificate Owner
Contract Value	Accumulation Value
Transfer Charge	Excess Allocation Charge
Fixed Interest Allocation	Fixed Allocation
Free Look Period	Right to Examine Period
Guaranteed Interest Period	Guarantee Period
Subaccount(s)	Division(s)
Net Investment Factor	Experience Factor
Regular Withdrawals	Conventional Partial Withdrawals
Withdrawals	Partial Withdrawals

FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the Contract. **For more information about the fees and expenses, please see the "CHARGES AND FEES" section later in this prospectus.**

The first table describes the charges that you will pay at the time that you buy the Contract, surrender the Contract or transfer contract value between investment options. State premium taxes may also be deducted.

Contract Owner Transaction Expenses[3]

Surrender Charge:

Complete Years Elapsed Since Premium Payment	0	1	2	3	4	5	6	7	8+
Surrender Charge (as a percentage of Premium Payment withdrawn)	8%	7%	6%	5%	4%	3%	2%	1%	0%

Transfer Charge...$25 per transfer, currently zero

Premium Tax[4]...0% to 3.5%

Overnight Charge[5].. ....$20

The next table describes the charges that you could pay periodically during the time that you own the Contract, not including fund fees and expenses.

Periodic Fees and Charges

Annual Contract Administrative Charge[6]...$30
(We waive this charge if the total of your premium payments is $100,000 or more, or if your contract value at the end of a contract year is $100,000 or more.)

Separate Account Annual Charges:
Contract without any of the optional riders that may be available.

	Standard Death Benefit	Annual Ratchet Enhanced Death Benefit	Max 7 Enhanced Death Benefit
Mortality & Expense Risk Charge[7]	1.25%	1.55%	1.80%
Asset-Based Administrative Charge	0.15%	0.15%	0.15%
Total[8]	1.40%	1.70%	1.95%

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[3] If you invested in a Fixed Interest Allocation, a Market Value Adjustment may apply to certain transactions. This may increase or decrease your contract value and/or your transfer or surrender amount.

[4] Any premium tax is deducted from the contract value.

[5] You may choose to have this charge deducted from the net amount of a withdrawal you would like sent to you by overnight delivery service.

[6] We deduct this charge on each contract anniversary and upon surrender.

[7] Before January 12, 2009, the Quarterly Ratchet Enhanced Death Benefit was available for the same charge. For Contracts with the Quarterly Ratchet Enhanced Death Benefit purchased before April 28, 2008, the Mortality and Expense Charge is 1.50%.

[8] These charges are as a percentage of average contract value in each subaccount. These annual charges are deducted daily.

The following tables show the charges for the optional riders currently available with the Contract. These charges would be in addition to the Separate Account Annual Charges noted above. In addition to the Earnings Multiplier Benefit rider, you may add only one of the three living benefit riders, namely: the Minimum Guaranteed Income Benefit; Voya LifePay Plus Minimum Guaranteed Withdrawal Benefit; and Voya Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit. **For more information about which one may be right for you, please see "LIVING BENEFIT RIDERS." For more information about the charges for the optional riders, please see "CHARGES AND FEES –** *Optional Rider Charges***."**

Optional Rider Charges[9]

Earnings Multiplier Benefit rider:

As an Annual Charge (Charge Deducted Quarterly)	Maximum Annual Charge
0.30% of contract value	0.30% of contract value

Minimum Guaranteed Income Benefit rider:[10]

As an Annual Charge (Charge Deducted Quarterly)	Maximum Annual Charge
0.75% of the MGIB Charge Base	1.50% of the MGIB Charge Base

Voya LifePay Plus Minimum Guaranteed Withdrawal Benefit rider:[11]

As an Annual Charge – Currently (Charge Deducted Quarterly)	Maximum Annual Charge
1.00% of the Voya LifePay Plus Base	1.50% of the Voya LifePay Plus Base

Voya Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit rider:[12]

As an Annual Charge – Currently (Charge Deducted Quarterly)	Maximum Annual Charge
1.20% of the Voya LifePay Plus Base	1.70% of the Voya LifePay Plus Base

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[9] Optional rider charges are expressed as a percentage, rounded to the nearest hundredth of one percent. The basis for an optional rider charge is sometimes a charge base, benefit base or contract value, as applicable. Optional rider charges are deducted from the contract value in your subaccount allocations (and/or your Fixed Interest Allocations if there is insufficient contract value in the subaccounts).

[10] **For more information about how the MGIB Charge Base is determined, please see "LIVING BENEFIT RIDERS –** *Minimum Guaranteed Income Benefit Rider (the "MGIB rider")* **– Rider Charge."**

[11] The Voya LifePay Plus Base is calculated based on premium if this rider is elected at contract issue. The Voya LifePay Plus Base is calculated based on contract value if this rider is added after contract issue. The charge for this rider can increase upon the Annual Ratchet once the Lifetime Withdrawal Phase begins, subject to the maximum charge. We promise not to increase the charge for your first five contract years. **For more information about the Voya LifePay Plus Base and Annual Ratchet, please see "CHARGES AND FEES –** *Optional Rider Charges* **– Voya Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya LifePay Plus") Rider Charge" and "LIVING BENEFIT RIDERS –** *Voya LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya LifePay Plus") Rider* **– Annual Ratchet."**

[12] The Voya Joint LifePay Plus Base is calculated based on premium if this rider is elected at contract issue. The Voya Joint LifePay Plus Base is calculated based on contract value if this rider is added after contract issue. The charge for this rider can increase upon the Annual Ratchet once the Lifetime Withdrawal Phase begins, subject to the maximum charge. We promise not to increase the charge for your first five contract years. **For more information about the Voya LifePay Plus Base and Annual Ratchet, please see "CHARGES AND FEES –** *Optional Rider Charges* **– Voya Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya Joint LifePay Plus") Rider Charge" and "LIVING BENEFIT RIDERS –** *Voya Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit* **("Voya Joint LifePay Plus") Rider – Annual Ratchet."**

The next item shows the minimum and maximum total annual fund operating expenses that you may pay periodically during the time that you own the Contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. Expenses of the funds may be higher or lower in the future. More detail concerning each fund's fees and expenses is contained in the prospectus for the fund.

Total Annual Fund Operating Expenses	Minimum	Maximum
(expenses that are deducted from fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses):[13]	0.54%	1.51%

Examples

These examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity Contracts.

The following examples assume that you invest $10,000 in the Contract for the time periods indicated. The costs reflected are the **maximum** charges for the Contract with the Annual Ratchet Enhanced Death Benefit and the most expensive combination of riders possible: Earnings Multiplier Benefit and Voya Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit. The examples also assume that your investment has a 5% return each year, and assume the **maximum** fund fees and expenses. Excluded are premium taxes and any transfer charges.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Example 1: If you surrender or annuitize your Contract at the end of the applicable time period:			
1 year	**3 years**	**5 years**	**10 years**
$1,123	$1,996	$2,703	$5,603
Example 2: If you do *not* surrender your Contract:			
1 year	**3 years**	**5 years**	**10 years**
$523	$1,596	$2,703	$5,603

Compensation is paid for the sale of the Contracts. **For information about this compensation, see "OTHER CONTRACT PROVISIONS – *Selling the Contract*."**

Fees Deducted by the Funds

Fund Fee Information. The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. Fund fees are one factor that impacts the value of a fund share. Please refer to the fund prospectuses for more information and to learn more about additional factors.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. **Please see "CHARGES AND FEES – *Fund Expenses*" for more information.**

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[13] No fund currently charges a redemption fee. **For more information about redemption fees, please see "CHARGES AND FEES – *Charges Deducted from the Contract Value* – Redemption Fees."**

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the affiliated investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. **Please see "CHARGES AND FEES – *Fund Expenses*" for more information.**

How Fees are Deducted. Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

CONDENSED FINANCIAL INFORMATION

Accumulation Unit

We use accumulation units to calculate the value of a Contract. Each subaccount of Separate Account B has its own accumulation unit value. The accumulation units are valued each business day that the New York Stock Exchange ("NYSE") is open for trading. Their values may increase or decrease from day to day according to a Net Investment Factor, which is primarily based on the investment performance of the applicable investment portfolio. Shares in the investment portfolios are valued at their net asset value.

Tables showing the accumulation unit value history of each subaccount of Separate Account B available for investment under the Contract and the total investment value history of each such subaccount for a Contract with the lowest and highest combination of asset-based charges are presented in **APPENDIX A**. The numbers show the year-end unit values of each subaccount from the time premium payments were first received in the subaccounts under the Contract. Complete information is available in the SAI.

The Net Investment Factor

The Net Investment Factor is an index number that reflects certain charges under the Contract and the investment performance of the subaccount. The Net Investment Factor is calculated for each subaccount as follows:
1) We take the net asset value of the subaccount at the end of each business day;
2) We add to 1) the amount of any dividend or capital gains distribution declared for the subaccount and reinvested in such subaccount. We subtract from that amount a charge for our taxes, if any;
3) We divide 2) by the net asset value of the subaccount at the end of the preceding business day; and
4) We then subtract the applicable daily charges from the subaccount; the mortality and expense risk charge; the asset-based administrative charge; and any optional rider charges.

Calculations for the subaccounts are made on a per share basis.

The Net Rate of Return equals the Net Investment Factor minus one.

Financial Statements

The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Separate Account B and the financial statements and the related notes to financial statements for Voya Insurance and Annuity Company are included in the SAI.

SEPARATE ACCOUNT B

Separate Account B was established as a separate account of the Company on July 14, 1988. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). Separate Account B is a separate investment account used for our variable annuity Contracts. We own all the assets in Separate Account B but such assets are kept separate from our other accounts.

Separate Account B is divided into subaccounts. Each subaccount invests exclusively in shares of one investment portfolio of a fund. Each investment portfolio has its own distinct investment objectives and policies. Income, gains and losses, whether or not realized, of an investment portfolio are credited to or charged against the corresponding subaccount of Separate Account B without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other Contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity Contracts supported by Separate Account B. If the assets in Separate Account B exceed the required reserves and other liabilities, we may transfer the excess to our general account. When we deduct the fees we charge for the Contract, these would constitute excess assets that we would transfer to the general account. We are obligated to pay all benefits and make all payments provided under the Contracts, and will keep the Separate Account fully funded to cover such liabilities.

The other variable annuity Contracts that invest in Separate Account B are not discussed in this prospectus. Separate Account B may also invest in other investment portfolios which are not available under your Contract. Under certain circumstances, we may make certain changes to the subaccounts. **For more information, see "THE ANNUITY CONTRACT –** *Addition, Deletion, or Substitution of Subaccounts and Other Changes***."**

VOYA INSURANCE AND ANNUITY COMPANY

We are an Iowa stock life insurance company, which was originally organized in 1973 under the insurance laws of Minnesota. Prior to September 1, 2014, we were known as ING USA Annuity and Life Insurance Company. Prior to January 1, 2004, we were known as Golden American Life Insurance Company. We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013, the common stock of Voya began trading on the NYSE under the symbol "VOYA."

We are authorized to sell insurance and annuities in all states, except New York, and the District of Columbia. Although we are a subsidiary of Voya, Voya is not responsible for the obligations under the Contract. The obligations under the Contract are solely our responsibility.

We are engaged in the business of issuing insurance and annuities. Our principal office is located at 699 Walnut Street, Suite 1350, Des Moines, Iowa 50309-3942.

On December 20, 2017, Voya, entered into a Master Transaction Agreement (the "Agreement") with VA Capital Company LLC, a newly formed Delaware limited liability company ("VA Capital"), and Athene Holding Ltd., a Bermuda limited company, pursuant to which VA Capital's wholly-owned subsidiary Venerable Holdings Inc. will acquire all of the shares of the capital stock of the Company and all of the membership interests of Directed Services LLC, our affiliate and the principal underwriter and distributor of the Contract as well as for our other variable contracts. The transaction will result in Voya's disposition of substantially all of its variable annuity and fixed and fixed indexed annuity businesses and related assets. The transaction is expected to close in the second or third quarters of 2018. The consummation of the closing under the Agreement is subject to conditions specified in the Agreement, including the receipt of required regulatory approvals. **The transaction will NOT change the terms, features and benefits of your Contract.**

Product Regulation. Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. Specifically, U.S. federal income tax law imposes requirements relating to nonqualified annuity product design, administration, and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. **See "FEDERAL TAX CONSIDERATIONS" for further discussion of some of these requirements**. Failure to administer certain nonqualified Contract features (for example, contractual annuity start dates in nonqualified annuities) could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties, unanticipated remediation, or other claims and costs.

THE FUNDS

You will find more detailed information about the funds, or investment portfolios, currently available under your Contract in "APPENDIX B – *The Investment Portfolios*." Please refer to the fund prospectuses for additional information and read them carefully before investing. Fund prospectuses may be obtained, free of charge, by calling Customer Service at (800) 366-0066, by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Selection of Underlying Funds

The underlying funds available through the Contract described in this prospectus are determined by the Company. When determining which underlying funds to make available, we may consider various factors, including, but not limited to, asset class coverage, the alignment of the investment objectives of an underlying fund with our hedging strategy, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying fund or its service providers (e.g., the investment adviser or subadvisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing and support services, or whether affiliates of the fund can provide marketing and distribution support for sales of the Contracts. **(For additional information on these arrangements, see "Revenue from the Funds.")** We review the funds periodically and may, subject to certain limits or restrictions, remove a fund or limit its availability to new investment if we determine that a fund no longer satisfies one or more of the selection criteria and/or if the fund has not attracted significant allocations under the Contracts. We have included certain of the funds at least in part because they are managed or subadvised by our affiliates.

We do not recommend or endorse any particular fund and we do not provide investment advice.

Fund of Funds

Certain funds are designated as "fund of funds." Funds offered in a fund of funds structure may have higher fees and expenses than a fund that invests directly in debt and equity securities. Consult with your investment professional to determine if the investment portfolios may be suited to your financial needs, investment time horizon and risk comfort level. You should periodically review these factors to determine if you need to change your investment strategy.

Funds With Managed Volatility Strategies

As described in more detail in the fund prospectuses, certain funds employ a managed volatility strategy that is intended to reduce the fund's overall volatility and downside risk, and to help us manage the risks associated with providing certain guarantees under the Contract. During rising markets, the hedging strategies employed to manage volatility could result in your contract value rising less than would have been the case if you had been invested in a fund with substantially similar investment objectives, policies and strategies that does not utilize a volatility management strategy. In addition, the cost of these hedging strategies may have a negative impact on investment performance. On the other hand, investing in funds with a managed volatility strategy may be helpful in a declining market with higher market volatility because the hedging strategy will reduce your equity exposure in such circumstances. In such cases, your contract value may decline less than would have been the case if you had not invested in funds with a managed volatility strategy. There is no guarantee that a managed volatility strategy can achieve or maintain the fund's optimal risk targets, and the fund may not perform as expected. Funds that employ a managed volatility strategy are identified in the list of the available investment portfolios found on page 2.

Possible Conflicts of Interest

If, due to differences in tax treatment or other considerations, the interests of contract owners of various Contracts participating in the funds conflict, we, the Boards of Trustees or Directors of funds, and any other insurance companies participating in the funds will monitor events to identify and resolve any material conflicts that may arise.

Restricted Funds

We may, with 30 days' notice to you, designate any investment option as a Restricted Fund and limit the amount you may allocate or transfer to a Restricted Fund. We may also change the limitations on existing Contracts with respect to new premiums added to investment portfolios and with respect to new transfers to investment portfolios. We may establish any limitations, at our discretion, as a percentage of premium or contract value, or as a specified dollar amount, and change the limitation at any time. Currently, we have not designated any investment option as a Restricted Fund. If we designate an investment option as a Restricted Fund or set applicable limitations, such change will apply only to transactions made after the designation.

We limit your investment in the Restricted Funds on an aggregate basis for all Restricted Funds and for each individual Restricted Fund. Currently, we limit an investment in Restricted Funds to the following limitations: (1) no more than $999,999,999; and (2) no more than 30 percent of contract value. We may change these limits, in our discretion, for new contracts, premiums, transfers or withdrawals.

We monitor the aggregate and individual limits on investments in Restricted Funds for each transaction (e.g. premium payments, reallocations, withdrawals, dollar cost averaging). If the contract value in the Restricted Funds has increased beyond the applicable limit due to market growth, we will not require the reallocation or withdrawal of contract value from the Restricted Funds. However, if the contract value in the Restricted Funds exceeds the aggregate limit, if you take a withdrawal, it must come from either the Restricted Funds or proportionally from all investment options in which contract value is allocated, so that the percentage of contract value in the Restricted Funds following the withdrawal is less than or equal to the percentage of contract value in the Restricted Funds prior to the withdrawal.

We will allocate proportionally the portion of any premium payment that exceeds the limits with a Restricted Fund to your other investment option choices not designated as Restricted Funds, or to a specially designated subaccount if there are none (currently, the Voya Government Liquid Assets Portfolio), unless you instruct us otherwise.

We will not permit a transfer to the Restricted Funds if it would increase the contract value in the Restricted Fund or in all Restricted Funds to more than the applicable limits set forth above. If the total amount of your requested transfer exceeds the applicable limits, we will inform your financial representative or you that we will not process any part of the transfer and that new instructions will be required. We will not limit transfers from Restricted Funds. If the multiple reallocations lower the percentage of total contract value in Restricted Funds, we will permit the reallocation even if the percentage of contract value in a Restricted Fund is greater than its limit.

Please see "WITHDRAWALS" and "TRANSFERS AMONG YOUR INVESTMENTS (EXCESSIVE TRADING POLICY)" in this prospectus for more information the effect of Restricted Funds.

Covered Funds, Special Funds and Excluded Funds

For purposes of determining death benefits and benefits under the living benefit riders (but not the earnings multiplier benefit rider), we assign the investment options to one of three categories of funds. The categories are:
- Covered Funds;
- Special Funds; and
- Excluded Funds.

Allocations to Covered Funds participate fully in all guaranteed benefits. Allocations to Special Funds could affect the death benefit and/or optional benefit rider guarantee that may otherwise be provided. Allocations to Excluded Funds do not participate in any guaranteed benefits, due to their potential for volatility. **No investment options are currently designated as Excluded Funds.**

Designation of investment options under these categories may vary by benefit. For example, we may designate an investment option a Special Fund for purposes of calculating a benefit under an optional benefit rider, but not a death benefit, or for calculating one death benefit and not another. We may, with 30 days' notice to you, designate any investment option as a Special or Excluded Fund with respect to new premiums added to such investment option and also with respect to new transfers to such investment option. **For more information about these categories of funds with a death benefit, please see "DEATH BENEFIT CHOICES –** *Death Benefit During the Accumulation Phase*" **and APPENDIX F for examples.** These categories of funds also apply to the Minimum Guaranteed Income Benefit rider. **Please see "LIVING BENEFIT RIDERS –** *Minimum Guaranteed Income Benefit Rider (the "MGIB Rider")*" **for more information.**

CHARGES AND FEES

We deduct the contract charges described below to compensate us for our costs and expenses, services provided and risks assumed under the Contracts. We incur certain costs and expenses for distributing and administering the Contracts, including compensation and expenses paid in connection with sales of the Contracts, for paying the benefits payable under the Contracts and for bearing various risks associated with the Contracts. Some of the charges are for optional riders, so they are only deducted if you elect to purchase the rider. The amount of a Contract charge will not always correspond to the actual costs associated with the charge. For example, the surrender charge collected may not fully cover all of the distribution expenses incurred by us with the service or benefits provided. We expect to profit from the charges, including the mortality and expense risk charge and rider and benefit charges, and we may use such profits to finance the distribution of the Contract.

Charge Deduction Subaccount

You may elect to have all charges, except daily charges, against your contract value deducted directly from a single subaccount designated by the Company. Currently we use the Voya Government Liquid Assets Portfolio for this purpose. If you do not elect this option, or if the amount of the charges is greater than the amount in the designated subaccount, we will deduct the charges as discussed below. You may cancel this option at any time by sending notice to Customer Service in a form satisfactory to us.

Charges Deducted from the Contract Value

We deduct the following charges from your contract value:

Surrender Charge. We will deduct a contingent deferred sales charge (a "surrender charge") if you surrender your Contract or if you take a withdrawal in excess of the Free Withdrawal Amount during the eight-year period from the date we receive and accept a premium payment. We base the surrender charge on a percentage of each premium payment withdrawn. The surrender charge is based on the amount requested for withdrawal. The surrender charge is deducted from the contract value remaining after you have received the amount requested for withdrawal. This charge is intended to cover sales expenses that we have incurred. We may reduce or waive the surrender charge in certain situations. We will never charge more than the maximum surrender charge. The percentage of premium payments deducted at the time of surrender or excess withdrawal depends on the number of complete years that have elapsed since that premium payment was made. We determine the surrender charge as a percentage of each premium payment as follows:

Complete Years Elapsed Since Premium Payment	0	1	2	3	4	5	6	7	8+
Surrender Charge (as a percentage of Premium Payment withdrawn)	8%	7%	6%	5%	4%	3%	2%	1%	0%

Waiver of Surrender Charge for Extended Medical Care or Terminal Illness. We will waive the surrender charge in most states in the following events: (1) you begin receiving qualified extended medical care on or after the first contract anniversary for at least 45 days during a 60-day period and we receive your request for the surrender or withdrawal, together with all required documentation at Customer Service during the term of your care or within 90 days after the last day of your care; or (2) you are first diagnosed by a qualified medical professional, on or after the first contract anniversary, as having a qualifying terminal illness. We have the right to require an examination by a physician of our choice. If we require such an examination, we will pay for it. You are required to send us satisfactory written proof of illness. **See your Contract for more information.** The waiver of surrender charge may not be available in all states.

Free Withdrawal Amount. The Free Withdrawal Amount is the total of (1) your cumulative earnings (which is your contract value less premium payments received and prior withdrawals), and (2) 10% of premium payments not previously withdrawn received within eight years prior to the date of the withdrawal.

Surrender Charge for Excess Withdrawals. We will deduct a surrender charge for excess withdrawals, which may include a withdrawal you make to satisfy required minimum distribution requirements under the Tax Code. We consider a withdrawal to be an excess withdrawal when the amount you withdraw in any contract year exceeds the Free Withdrawal Amount. When you are receiving systematic withdrawals, any combination of regular withdrawals and systematic withdrawals taken will be included in determining the amount of the excess withdrawal. In other words, if any single withdrawal or sum of withdrawals exceeds the Free Withdrawal Amount, then you will incur a surrender charge on the excess portion, no matter that the withdrawal is a regular withdrawal or a systematic withdrawal. Premium taxes may also apply. We will deduct such charges from the contract value in proportion to the contract value in each subaccount or Fixed Interest Allocation from which the excess withdrawal was taken. In instances where the excess withdrawal equals the entire contract value in such subaccounts or Fixed Interest Allocations, we will deduct charges proportionally from all other subaccounts and Fixed Interest Allocations in which you are invested. **Any withdrawal from a Fixed Interest Allocation more than 30 days before its maturity date will trigger a Market Value Adjustment. See APPENDIX C for more information.**

For the purpose of calculating the surrender charge for an excess withdrawal: (1) we treat premiums as being withdrawn on a first-in, first-out basis; and (2) amounts withdrawn which are not considered an excess withdrawal are not considered a withdrawal of any premium payments. We have included an example of how this works in **APPENDIX E**. Although we treat premium payments as being withdrawn before earnings for purpose of calculating the surrender charge for excess withdrawals, the federal tax law treats earnings as withdrawn first.

Premium Taxes. We may charge for state and local premium taxes depending on your state of residence. These taxes can range from 0% to 3.5% of the premium payment. We have the right to change this amount to conform with changes in the law or if you change your state of residence.

We deduct the premium tax from your contract value or in the case of a living benefit rider, the benefit base (e.g., MGIB Charge Base or Voya LifePay Plus Base), if exercised, on the annuity start date. However, some jurisdictions impose a premium tax at the time initial and additional premiums are paid, regardless of when the annuity payments begin. In those states we may defer collection of the premium taxes from your contract value and deduct it when you surrender the Contract, when you take an excess withdrawal or on the annuity start date.

Administrative Charge. We deduct an annual administrative charge on each contract anniversary. If you surrender your Contract prior to a contract anniversary, we deduct an administrative charge when we determine the cash surrender value payable to you. The charge is $30 per Contract. We waive this charge if your contract value is $100,000 or more at the end of a contract year or the total of your premium payments is $100,000 or more or under other conditions established by VIAC. We deduct the charge proportionally from all subaccounts in which you are invested. If there is no contract value in those subaccounts, we will deduct the charge from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until the charge has been paid.

Transfer Charge. We currently do not deduct any charges for transfers made during a contract year. We have the right, however, to assess up to $25 for each transfer after the twelfth transfer in a contract year. The charge will not apply to any transfers due to the election of dollar cost averaging or automatic rebalancing.

Redemption Fees. If applicable, we may deduct the amount of any redemption fees imposed by the underlying investment portfolios as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your contract value. **For a more complete description of the fund's fees and expenses, review each fund's prospectus.**

Overnight Charge. You may choose to have the $20 charge for overnight delivery deducted from the net amount of withdrawal you would like sent to you by overnight delivery service.

Charges Deducted from the Subaccounts

Mortality and Expense Risk Charge. The amount of the mortality and expense risk charge depends on the death benefit you have elected. The charge is deducted on each business day and is a percentage of average daily assets based on the assets you have in each subaccount. The mortality and expense risk charge compensates the Company for death benefit and annuitization risks and the risk that expense charges will not cover actual expenses. If there are any profits from the mortality and expense risk charge, we may use such profits to finance the distribution of the Contract.

Standard Death Benefit	Annual Ratchet Enhanced Death Benefit	Max 7 Enhanced Death Benefit
Annual Charge 1.25%	Annual Charge 1.55%	Annual Charge 1.80%

Before January 12, 2009, the Quarterly Ratchet Enhanced Death Benefit was available in place of the Annual Ratchet Enhanced Death Benefit for the same charge. For Contracts with the Quarterly Ratchet Enhanced Death Benefit purchased before April 28, 2008, the Mortality and Expense Risk Charge is 1.50%.

Asset-Based Administrative Charge. The amount of the asset-based administrative charge, on an annual basis, is equal to 0.15% of the assets you have in each subaccount. We deduct the charge on each business day at the rate of 0.0004% of average daily assets based on the assets you have in each subaccount.

Optional Rider Charges. Some features and benefits of the Contract are available by rider for an additional charge. Availability is subject to state approval and sometimes broker/dealer approval. Once elected, a rider cannot be canceled independently of the Contract. Below is information about the charge for a rider. Riders are expressed as a percentage, rounded to the nearest hundredth of one percent. Riders are subject to conditions and limitations. **For more information about the Earnings Multiplier Benefit Rider, please see "DEATH BENEFIT CHOICES – *Death Benefit During the Accumulation Phase* – Earnings Multiplier Benefit Rider." For more information about how each living benefit rider works, including the defined terms used in connection with the riders, as well as the conditions and limitations, please see "LIVING BENEFIT RIDERS."**

Earnings Multiplier Benefit Rider Charge. Subject to state availability, you may purchase the earnings multiplier benefit rider for a nonqualified Contract either at issue or on the next contract anniversary following the introduction of the benefit in your state, if later. So long as the rider is in effect, we will deduct a separate quarterly charge for the rider through a proportional reduction of the contract value of the subaccounts in which you are invested. If there is insufficient contract value in the subaccounts, we will deduct the charges from your Fixed Interest Allocations starting with the allocation nearest its maturity date. If that is insufficient, we will deduct the charge from the allocation next nearest its maturity date, and so on. We deduct the rider charge on each quarterly contract anniversary in arrears, meaning we deduct the first charge on the first quarterly anniversary following the rider date. If you surrender or annuitize your Contract, we will deduct a proportional portion of the charge for the current quarter based on the current contract value immediately prior to the surrender or annuitization. The quarterly charge for the earnings multiplier benefit rider is 0.08% (0.30% annually). **For a description of the rider, see "DEATH BENEFIT CHOICES – *Death Benefit During the Accumulation Phase* – Earnings Multiplier Benefit Rider."**

Minimum Guaranteed Income Benefit ("MGIB") Rider Charge. The charge for the MGIB rider, a living benefit, is deducted quarterly, and is a percentage of the MGIB Charge Base:

Maximum Annual Charge	Current Annual Charge
1.50%	0.75%

We deduct the quarterly charge in arrears from the subaccounts in which you are invested based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. The charge is deducted even if you decide never to exercise your right to annuitize under this rider. **For more information about how this rider works, including how the MGIB Charge Base is determined, please see "LIVING BENEFIT RIDERS – *Minimum Guaranteed Income Benefit Rider (the "MGIB rider")*."**

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. **For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see APPENDIX C.**

We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

Voya LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya LifePay Plus") Rider Charge. The charge for the Voya LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
1.50%	1.00%

This quarterly charge is a percentage of the Voya LifePay Plus Base. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter following the rider effective date. If the rider is elected at contract issue, the rider effective date is the same as the contract date. If the rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date. The charge will be assessed proportionally when the rider is terminated. Charges will no longer be deducted once your rider enters the Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs when your contract value is reduced to zero and other conditions are met. We reserve the right to increase the charge for the Voya LifePay Plus rider upon the Annual Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of this rider, subject to the maximum annual charge. We promise not to increase the charge for your first five contract years. **For more information about how this rider works, please see "LIVING BENEFIT RIDERS –** *Voya LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya LifePay Plus") Rider.***"**

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. **For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see APPENDIX C.**

> **Important Note:**
> *The above information pertains to the form of the Voya LifePay Plus rider which was available for sale from on May 1, 2009, until March 15, 2010, in states where approved.* ***If you purchased a prior version of the Voya LifePay Plus rider, please see APPENDIX J for more information.***

Voya Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya Joint LifePay Plus") Rider Charge. The charge for the Voya Joint LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
1.70%	1.20%

This quarterly charge is a percentage of the Voya LifePay Plus Base. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter following the rider effective date. If the rider is elected at contract issue, the rider effective date is the same as the contract date. If the rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date. The charge will be pro-rated when the rider is terminated. Charges will no longer be deducted once your rider enters the Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs when your contract value is reduced to zero and other conditions are met. We reserve the right to increase the charge for the Voya Joint LifePay Plus rider upon the Annual Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of this rider, subject to the maximum annual charge. We promise not to increase the charge for your first five contract years. **For more information about how this rider works, please see "LIVING BENEFIT RIDERS –** *Voya Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya Joint LifePay Plus") Rider.***"**

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. **For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see APPENDIX C.**

> **Important Note:**
> *The above information pertains to the form of the Voya Joint LifePay Plus rider which was available for sale from May 1, 2009, until March 15, 2010, in states where approved. **If you purchased a prior version of the Voya Joint LifePay Plus rider, please see APPENDIX J for more information.***

Fund Expenses

As shown in the fund prospectuses and described in the **"FEES AND EXPENSES – *Fees Deducted by the Funds*"** section of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds may deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.** You should evaluate the expenses associated with the funds available through this Contract before making a decision to invest.

Less expensive share classes of the funds offered through this Contract may be available for investment outside of this Contract. You should evaluate the expenses associated with the funds available through this Contract before making a decision to invest.

Revenue from the Funds

The Company or its affiliates may receive compensation from each of the funds or the funds' affiliates. This revenue may include:
- A share of the management fee;
- Service fees;
- For certain share classes, 12b-1 fees; and
- Additional payments (sometimes referred to as revenue sharing).

12b-1 fees are used to compensate the Company and its affiliates for distribution related activity. Service fees and additional payments (sometimes collectively referred to as sub-accounting fees) help compensate the Company and its affiliates for administrative, recordkeeping or other services that we provide to the funds or the funds' affiliates, such as:
- Communicating with customers about their fund holdings;
- Maintaining customer financial records;
- Processing changes in customer accounts and trade orders (e.g., purchase and redemption requests);
- Recordkeeping for customers, including subaccounting services;
- Answering customer inquiries about account status and purchase and redemption procedures;
- Providing account balances, account statements, tax documents and confirmations of transactions in a customer's account;
- Transmitting proxy statements, annual and semi-annual reports, fund prospectuses and other fund communications to customers; and
- Receiving, tabulating and transmitting proxies executed by customers.

The management fee, service fees and 12b-1 fees are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. Additional payments, which are not deducted from fund assets and may be paid out of the legitimate profits of fund advisers and/or other fund affiliates, do not increase, directly or indirectly, fund fees and expenses, and we may use these additional payments to finance distribution.

The amount of revenue the Company may receive from each of the funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the Contract. This revenue is one of several factors we consider when determining contract fees and expenses and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC, Voya Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the Company from affiliated funds may be based either on an annual percentage of average net assets held in the fund by the Company or a share of the fund's management fee.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the Contract rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The BlackRock Global Allocation V.I. Fund is the only unaffiliated fund currently open and available for investment through the Contract. We receive more revenue from affiliated funds than we do from this BlackRock V.I. Fund.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to, co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for personnel and opportunities to host due diligence meetings for representatives and wholesalers.

Please note that certain management personnel and other employees of the company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **For more information, please see "OTHER CONTRACT PROVISIONS – *Selling the Contract*."**

THE ANNUITY CONTRACT

The Contract described in this prospectus is a deferred combination variable and fixed annuity contract. The Contract provides a means for you to invest in one or more of the available investment portfolios of the funds through Separate Account B. It also provides a means for you to invest in a Fixed Interest Allocation through the Fixed Account. **See APPENDIX C for more information the Fixed Account.** If you have any questions concerning this Contract, contact your registered representative or call Customer Service at (800) 366-0066.

Contract Date and Contract Year

The date the Contract became effective is the contract date. Each 12-month period following the contract date is a contract year.

Contract Owner

You are the Contract owner. You have the rights and options described in the Contract. One or more persons may own the Contract. If there are multiple owners named, the age of the oldest owner will determine the applicable death benefit if such death benefit is available for multiple owners. In the event a selected death benefit is not available, the Standard Death Benefit will apply.

The death benefit becomes payable when you die. If the owner is a non-natural owner, the death benefit is payable upon the death of the annuitant. In the case of a sole contract owner who dies before the annuity start date, we will pay the beneficiary the death benefit then due. The sole contract owner's estate will be the beneficiary if no beneficiary has been designated or the beneficiary has predeceased the contract owner. In the case of a joint owner of the Contract dying before the annuity start date, we will designate the surviving contract owner as the beneficiary. This will override any previous beneficiary designation. **See "*Joint Owner*," below.**

Joint Owner

For nonqualified Contracts only, joint owners may be named in a written request before the Contract is in effect. Joint owners may independently exercise transfers and other transactions allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them. All rights of a joint owner end at death of that owner if the other joint owner survives. The entire interest of the deceased joint owner in the Contract will pass to the surviving joint owner and the death benefit will be payable. Joint owners may only select the Standard Death Benefit option. The Earnings Multiplier Benefit rider is not available when there are joint owners.

Any addition or deletion of a joint owner is treated as a change of owner which may affect the amount of the death benefit. **See "Change of Contract Owner or Beneficiary," below.** Adding a joint owner to the Contract post issue with either the Annual Ratchet Enhanced Death Benefit (Quarterly Ratchet Enhanced Death Benefit before January 12, 2009) or Max 7 Enhanced Death Benefit will cause that death benefit to end. If the older joint owner is attained age 85 or under, the Standard Death Benefit will apply. If the older joint owner is attained age 86 or over on the date of the ownership change, the death benefit will be the cash surrender value. The mortality and expense risk charge going forward will reflect the change in death benefit. If you elected the Earnings Multiplier Benefit rider, it will terminate if you add a joint owner after issue. Note that returning a Contract to single owner status will not restore either the Annual Ratchet Enhanced Death Benefit (Quarterly Ratchet Enhanced Death Benefit before January 12, 2009) or Max 7 Enhanced Death Benefit, or the earnings multiplier benefit. Unless otherwise specified, the term "age" when used for joint owners shall mean the age of the oldest owner.

Annuity Start Date

The annuity start date is the date you start receiving annuity payments under your Contract. The Contract, like all deferred variable annuity contracts, has two phases: (1) the accumulation phase; and (2) the income phase. The accumulation phase is the period between the contract date and the annuity start date. The income phase begins when you start receiving regular annuity payments from your Contract on the annuity start date.

Annuitant

The annuitant is the person designated by you to be the measuring life in determining annuity payments. On and after May 1, 2009, a joint annuitant may also be designated. You are the annuitant unless you name another annuitant in the application. The annuitant's age determines when the income phase must begin and the amount of the annuity payments to be paid. In the case of a non-natural owner and joint annuitants, the oldest annuitant's age is used. The contract owner will receive the annuity benefits of the Contract if the annuitant is living on the annuity start date. You may not change the annuitant after the Contract is in effect except as described below.

If the contract owner is an individual, and the annuitant dies before the annuity start date and you have named a contingent annuitant, the contingent annuitant becomes the annuitant. If the annuitant dies before the annuity start date and there is no contingent annuitant, the contract owner will become the annuitant. In the event of joint owners, the youngest will be the contingent annuitant. The contract owner may designate a new annuitant within 60 days of the death of the annuitant. If the annuitant was the sole contract owner and there is no beneficiary designation, the annuitant's estate will be the beneficiary.

If the contract owner is not an individual, and the annuitant dies before the annuity start date, we will pay the designated beneficiary the death benefit then due. If a beneficiary has not been designated, or if there is no designated beneficiary living, the contract owner will be the beneficiary.

Regardless of whether a death benefit is payable, if the annuitant dies and any contract owner is not an individual, distribution rules under federal tax law will apply. You should consult your tax and/or legal adviser for more information if the contract owner is not an individual.

Beneficiary

The beneficiary is named by you in a written request. The beneficiary is the person who receives any death benefit proceeds. The beneficiary may become the successor contract owner if the contract owner, who is a spouse, dies before the income phase start date. We pay death benefits to the primary beneficiary (unless there are joint owners, in which case death proceeds are payable to the surviving owner(s)).

If the beneficiary dies before the annuitant or the contract owner, we pay the death benefit proceeds to the contingent beneficiary, if any. If there is no surviving beneficiary, we pay the death benefit proceeds to the contract owner's estate.

One or more persons may be a beneficiary or contingent beneficiary. In the case of more than one beneficiary, we will assume any death benefit proceeds are to be paid in equal shares to the surviving beneficiaries, unless you indicate otherwise in writing.

Please note that only the Standard Death Benefit is available on a Contract with joint annuitants.

Change of Contract Owner or Beneficiary

During the annuitant's lifetime, you may transfer ownership of a nonqualified Contract. A change in ownership may affect the amount of the death benefit, the guaranteed minimum death benefit and/or the death benefit option applied to the Contract, the amount of the earnings multiplier benefit, if applicable, and the continuation of any other optional rider that you have elected. The new owner's age, as of the date of the change, will be used as the basis for determining the applicable benefits and charges (the annuitant's age for non-natural owners). The new owner's death will determine when a death benefit is payable (the annuitant's death for non-natural owners).

Before Ownership Change	Maximum New Owner Issue Age	After Ownership Change
Standard Death Benefit	85	Standard Death Benefit
Annual Ratchet Enhanced Death Benefit	75	Annual Ratchet Enhanced Death Benefit
Annual Ratchet Enhanced Death Benefit	76	Standard Death Benefit
Max 7 Enhanced Death Benefit	69	Max 7 Enhanced Death Benefit
Max 7 Enhanced Death Benefit	70	Standard Death Benefit

For Contracts issued before May 1, 2009, the maximum new owner issue age was 75 for continuation of both the Annual Ratchet Enhanced Death Benefit and Max 7 Enhanced Death Benefit. Before January 12, 2009, the Quarterly Ratchet Enhanced Death Benefit was available in place of the Annual Ratchet Enhanced Death Benefit. For Contracts issued before April 28, 2008, the maximum new owner issue age was 79 for continuation of both the Quarterly Ratchet Enhanced Death Benefit and Max 7 Enhanced Death Benefit. Otherwise, the death benefit after the ownership change will be the Standard Death Benefit, so long as the new owner is no older than age 85.

In the event the new owner is age 86 or older, or the new owner is not an individual (other than a trust for the benefit of the owner or annuitant), the death benefit after the ownership change will be the cash surrender value. The mortality and expense risk charge going forward will reflect the change in death benefit. Please note that once a death benefit has been changed due to a change in owner, a subsequent change to a younger owner will not restore either the Annual Ratchet Enhanced Death Benefit (Quarterly Ratchet Enhanced Death Benefit before January 12, 2009) or Max 7 Enhanced Death Benefit.

If you have elected the earnings multiplier benefit rider, and the new owner is under age 76, the rider will continue. The benefit will be adjusted to reflect the attained age of the new owner as the issue age. We will use the Maximum Base and Benefit Base percentages in effect on the original rider date to calculate the benefit. If the new owner is age 76 or over, the rider will terminate. If you have not elected the earnings multiplier benefit rider, the new owner may not add the rider upon the change of ownership. If you have elected another optional rider, the rider will terminate upon a change of ownership.

An ownership change may cause a living benefit rider to terminate. Such depends on the rider and whether spousal continuation is allowed. **For more information about an ownership change with the MGIB rider, please see "LIVING BENEFIT RIDERS – *Minimum Guaranteed Income Benefit (the "MGIB rider") Rider*." For more information with the Voya LifePay Plus rider, please see "LIVING BENEFIT RIDERS – *Voya LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya LifePay Plus") Rider*." And for more information with the Voya Joint LifePay Plus rider, please see "LIVING BENEFIT RIDERS – *Voya Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya Joint LifePay Plus") Rider*."**

A change of owner likely has tax consequences. **See "FEDERAL TAX CONSIDERATIONS" in this prospectus.**

You have the right to change beneficiaries during the annuitant's lifetime unless you have designated an irrevocable beneficiary. If you have designated an irrevocable beneficiary, you and the irrevocable beneficiary may have to act together to exercise some of the rights and options under the Contract. In the event of joint owners all must agree to change a beneficiary.

In the event of a death claim, we will honor the form of payment of the death benefit specified by the beneficiary to the extent permitted under Section 72(s) of the Tax Code. You may also restrict a beneficiary's right to elect an income phase payment option or receive a lump-sum payment. If so, such rights or options will not be available to the beneficiary.

All requests for changes must be in writing and submitted to Customer Service. Please date your requests. The change will be effective as of the day we receive the request. The change will not affect any payment made or action taken by us before recording the change.

Purchase and Availability of the Contract

We no longer offer the Contract for sale to new purchasers.

We will issue a Contract with the Standard Death Benefit SO LONG AS both the annuitant and the contract owner are age 80 or younger at the time of application. Availability of an Enhanced Death Benefit option plus a living benefit rider is subject to the following limitations.

Maximum Issue Age	Option	Additional Requirement
79	Annual Ratchet Enhanced Death Benefit	Voya LifePay Plus rider or Voya Joint LifePay Plus rider is also purchased.
75	Annual Ratchet Enhanced Death Benefit	All living benefit riders are available.
69	Max 7 Enhanced Death Benefit	No living benefit rider is available.

The maximum issue age applies to both the annuitant and contract owner at the time of application. The Max 7 Enhanced Death Benefit is not available for purchase with any living benefit rider. Also, the maximum issue age for a Contract with the Standard Death Benefit is limited to age 75 to purchase the MGIB rider.

Before May 1, 2009, you could purchase a Contract with the Max 7 Enhanced Death Benefit SO LONG AS both the annuitant and the contract owner were age 79 or younger at the time of application AND you purchased the Voya LifePay Plus rider or Voya Joint LifePay Plus rider (or the version of the lifetime guaranteed withdrawal benefit rider available to you). Otherwise, the maximum issue age was 75 for a Contract with either the Annual Ratchet Enhanced Death Benefit or Max 7 Enhanced Death Benefit. Before January 12, 2009, the Quarterly Ratchet Enhanced Death Benefit was available in place of the Annual Ratchet Enhanced Death Benefit. Before April 28, 2008, the maximum issue age was 79 for a Contract with either the Quarterly Ratchet Enhanced Death Benefit or Max 7 Enhanced Death Benefit.

The initial premium payment must be $5,000 or more ($1,500 for qualified Contracts). You may make additional payments of $100 or more ($50 for qualified Contracts) at any time after the free look period and up to the contract anniversary after your 85th birthday. Under certain circumstances, we may waive the minimum premium payment requirement. We may also change the minimum initial or additional premium requirements for certain group or sponsored arrangements. An initial or additional premium payment that would cause the contract value of all annuities that you maintain with us to exceed $1,500,000 requires our prior approval.

The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state tax brackets. You should not buy this Contract: (1) if you are looking for a short-term investment; (2) if you cannot risk getting back less money than you put in; or (3) if your assets are in a plan which provides for tax-deferral and you see no other reason to purchase this Contract. **When considering an investment in the Contract, you should consult with your investment professional about your financial goals, investment time horizon and risk tolerance.**

Replacing an existing insurance contract with this Contract may not be beneficial to you. Before purchasing the Contract, determine whether your existing contract will be subject to any fees or penalties upon surrender. Also, compare the fees, charges, coverage provisions and limitations, if any, of your existing contract with those of the Contract described in this prospectus.

IRAs and other qualified plans already have the tax-deferral feature found in this Contract. For an additional cost, the Contract provides other features and benefits including death benefits and the ability to receive a lifetime income. You should not purchase a qualified Contract unless you want these other features and benefits, taking into account their cost. **See "CHARGES AND FEES" in this prospectus. If you are considering an Enhanced Death Benefit Option and/or the Earnings Multiplier Benefit rider and your Contract will be an IRA, see "FEDERAL TAX CONSIDERATIONS – Tax Consequences of Living Benefits and Enhanced Death Benefits" in this prospectus.** If this Contract was issued as an IRA, no contributions may be made for the taxable year in which you attain age 70½.

Crediting of Premium Payments

We will process your initial premium within two business days after receipt and allocate the payment according to the instructions you specify at the accumulation unit value next determined, if the application and all information necessary for processing the Contract are complete. We will process subsequent premium payments within one business day if we receive all information necessary. In certain states we also accept initial and additional premium payments by wire order. Wire transmittals must be accompanied by sufficient electronically transmitted data. We may retain your initial premium payment for up to five business days while attempting to complete an incomplete application. If the application cannot be completed within this period, we will inform you of the reasons for the delay. We will also return the premium payment immediately unless you direct us to hold the premium payment until the application is completed. If you choose to have us hold the premium payment, it will be held in a non-interest bearing account.

If a subaccount is not available or requested in error, we will make inquiry about a replacement subaccount. If we are unable to reach you or your representative within five days, we will consider the application incomplete. Once the completed application is received, we will allocate the payment to the subaccounts of Separate Account B specified by you within two business days.

If your premium payment was transmitted by wire order from your broker/dealer, we will follow one of the following two procedures after we receive and accept the wire order and investment instructions. The procedure we follow depends on state availability and the procedures of your broker/dealer.

- If either your state or broker/dealer do not permit us to issue a Contract without an application, we reserve the right to rescind the Contract if we do not receive and accept a properly completed application or enrollment form within five days of the premium payment. If we do not receive the application or form within five days of the premium payment, we will refund the contract value plus any charges we deducted, and the Contract will be voided. Some states require that we return the premium paid; or
- If your state and broker/dealer allow us to issue a Contract without an application, we will issue and mail the Contract to you or your representative, together with a Contract Acknowledgement and Delivery Statement for your execution. Until Customer Service receives the executed Contract Acknowledgement and Delivery Statement, neither you nor the broker/dealer may execute any financial transactions on your Contract unless they are requested in writing by you. We may require additional information before complying with your request (e.g., signature guarantee).

We will ask about any missing information related to subsequent payments. We will allocate the subsequent payment(s) proportionally according to the current variable subaccount allocation unless you specify otherwise. Any fixed allocation(s) will not be considered in the these calculations. If a subaccount is no longer available (including due to a fund purchase restriction) or requested in error, we will allocate the subsequent payment(s) proportionally among the other subaccount(s) in your current allocation. For any subsequent premium payments, we will credit the payment designated for a subaccount of Separate Account B at the accumulation unit value next determined after receipt of your premium payment and instructions.

Once we allocate your premium payment to the subaccounts selected by you, we convert the premium payment into accumulation units. We divide the amount of the premium payment allocated to a particular subaccount by the value of an accumulation unit for the subaccount to determine the number of accumulation units of the subaccount to be held in Separate Account B with respect to your Contract. The net investment results of each subaccount vary with its investment performance.

In some states, we may require that an initial premium designated for a subaccount of Separate Account B or the Fixed Account be allocated to a subaccount specially designated by the Company (currently, the Voya Government Liquid Assets Portfolio) during the free look period. After the free look period, we will convert your contract value (your initial premium plus any earnings less any expenses) into accumulation units of the subaccounts you previously selected. The accumulation units will be allocated based on the accumulation unit value next computed for each subaccount. Initial premiums designated for Fixed Interest Allocations will be allocated to a Fixed Interest Allocation with the guaranteed interest period you have chosen; however, in the future we may allocate the premiums to the specially designated subaccount during the free look period.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment and not issuing the Contract.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Unclaimed Property

Every state has some form of unclaimed property laws that impose varying legal and practical obligations on insurers and, indirectly, on Contract owners, insureds, beneficiaries and other payees of proceeds. Unclaimed property laws generally provide for escheatment to the state of unclaimed proceeds under various circumstances.

Contract owners are urged to keep their own, as well as their beneficiaries' and other payees', information up to date, including full names, postal and electronic media addresses, telephone numbers, dates of birth, and Social Security numbers. Such updates should be communicated to Customer Service in writing or by calling (800) 366-0066.

Cyber Security

Like others in our industry, we are subject to operational and information security risks resulting from "cyber-attacks," "hacking" or similar illegal or unauthorized intrusions into computer systems and networks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks. In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your contract value. For instance, cyber-attacks may interfere with our processing of Contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate accumulation unit values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying funds invest, which may cause the funds underlying your Contract to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your Contract that result from cyber-attacks or information security breaches in the future.

Administrative Procedures

We may accept a request for Contract service in writing, by telephone or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. We will process your request at the contract value next determined only after you have met all administrative requirements. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions (for example, a facsimile withdrawal request form), even if appropriate identifying information is provided. You are responsible for keeping information about your Contract and appropriate identifying information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instruction, you will bear the loss.

Contract Value

We determine your contract value on a daily basis beginning on the contract date. Your contract value is the sum of (1) the contract value in the Fixed Interest Allocations; and (2) the contract value in each subaccount in which you are invested.

Contract Value in Fixed Interest Allocations. The contract value in your Fixed Interest Allocation is the sum of premium payments allocated to the Fixed Interest Allocation under the Contract, plus contract value transferred to the Fixed Interest Allocation, plus credited interest, minus any transfers and withdrawals from the Fixed Interest Allocation (including any Market Value Adjustment applied to such transfer or withdrawal), contract fees (including, in some cases, fees for optional benefit riders) and premium taxes.

Contract Value in the Subaccounts. On the contract date, the contract value in the subaccount in which you are invested is equal to the initial premium paid and designated to be allocated to the subaccount. On the contract date, we allocate your contract value to each subaccount and/or a Fixed Interest Allocation specified by you, unless the Contract is issued in a state that requires the return of premium payments during the free look period. In such a case, the portion of your initial premium not allocated to a Fixed Interest Allocation may be allocated to a subaccount specially designated by the Company during the free look period for this purpose (currently, the Voya Government Liquid Assets Portfolio).

On each business day after the contract date, we calculate the amount of contract value in each subaccount as follows:
1) We take the contract value in the subaccount at the end of the preceding business day;
2) We multiply 1) by the subaccount's Net Rate of Return since the preceding business day;
3) We add 1) and 2);
4) We add to 3) any additional premium payments, and then add or subtract any transfers to or from that subaccount; and
5) We subtract from 4) any withdrawals and any related charges, and then subtract any contract fees and premium taxes.

Cash Surrender Value

The cash surrender value is the amount you receive when you surrender the Contract. The cash surrender value will fluctuate daily based on the investment results of the subaccounts in which you are invested and interest credited to Fixed Interest Allocations and any Market Value Adjustment. **See APPENDIX C for a description of the calculation of cash surrender value under any Fixed Interest Allocation.** We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: (1) we start with your contract value; (2) adjust for any Market Value Adjustment; and (3) deduct any surrender charge, any charge for premium taxes, any redemption fees, the annual contract administrative fee (unless waived), any optional benefit rider charge and any other charges incurred but not yet deducted.

Surrendering to Receive the Cash Surrender Value. You may surrender the Contract at any time while the annuitant is living and before the annuity start date. A surrender is effective on the date we receive your written request and the Contract at Customer Service. After we receive all paperwork required for us to process your surrender, we will determine and pay the cash surrender value at the price next determined. Once paid, all benefits under the Contract will terminate. You may receive the cash surrender value in a single sum payment or apply it under one or more annuity options. We will usually pay the cash surrender value within seven days.

Consult your tax and/or legal adviser regarding the tax consequences associated with surrendering your Contract. A surrender made before you reach age 59½ may result in a 10% tax penalty. **See "FEDERAL TAX CONSIDERATIONS" for more details.**

Addition, Deletion or Substitution of Subaccounts and Other Changes

We may make additional subaccounts available to you under the Contract. These subaccounts will invest in investment portfolios we find suitable for your Contract. We may also withdraw or substitute investment portfolios, subject to the conditions in your Contract, compliance with regulatory requirements, and subject to SEC approval.

We do not guarantee that each investment portfolio will always be available for investment through the Contract. If we feel that investment in any of the investment portfolios has become inappropriate to the purposes of the Contract, we may, with approval of the SEC (and any other regulatory agency, if required) combine two or more accounts or substitute another portfolio for existing and future investments. If you elected the dollar cost averaging, systematic withdrawals or automatic rebalancing programs, or if you have other outstanding instructions and we substitute or otherwise eliminate a portfolio subject to those instructions, we will execute your instructions using the substituted or proposed replacement portfolio, unless you request otherwise. If the most recent allocation instructions we have on file do not include any available subaccounts, the amount to be allocated will be returned unless you provide us with alternative allocation instructions. The substitute or proposed replacement portfolio may have higher fees and charges than any portfolio it replaces.

Subject to SEC approval, we reserve the right to: (1) deregister Separate Account B under the 1940 Act; (2) operate Separate Account B as a management company under the 1940 Act if it is operating as a unit investment trust; (3) operate Separate Account B as a unit investment trust under the 1940 Act if it is operating as a managed separate account; (4) restrict or eliminate any voting rights as to Separate Account B; (5) combine Separate Account B with other accounts; and (6) transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which the Contract belongs.

We will provide you with written notice before we make any of these changes.

We do not recommend or endorse any particular fund, and we do not provide investment advice.

Fixed Interest Allocation (The Fixed Account or Fixed Interest Division)

The Fixed Account is a segregated asset account which contains the assets that support a Contract owner's Fixed Interest Allocations. **See APPENDIX C and the Fixed Account II prospectus for more information. In the event the Fixed Account is not available in your state, then the Fixed Interest Allocation is the Fixed Interest Division. Accordingly, see APPENDIX D, instead for more information.** To obtain a copy of the Fixed Account II prospectus, write to Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call (800) 366-0066, or access the SEC's website (www.sec.gov). The Offering Brochure for the Fixed Interest Division is also available by contacting Customer Service.

State Variations

Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus. **Material variations are described in APPENDIX M.** Also see your Contract and any endorsements and riders for details.

Other Contracts

We and our affiliates offer various other products with different features and terms than the Contracts, and that may offer some or all of the same investment portfolios. These products have different benefits, fees and charges, and may or may not better match your needs. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact Customer Service or your registered representative. Also, broker/dealers selling the Contract may limit its availability or the availability of an optional feature (for example, by imposing restrictions on eligibility), or decline to make an optional feature available. Please talk to your registered representative for further details.

LIVING BENEFIT RIDERS

Some features and benefits of the Contract, if available, are available by rider for an additional charge. Once elected, the riders generally may not be cancelled. You may not remove the rider and charges will be assessed regardless of the performance of your Contract. **Please see "CHARGES AND FEES – *Optional Rider Charges*" for information rider charges.**

The optional riders may not be available for all investors. Please check your application for the Contract to be sure. You should analyze each rider thoroughly and understand it completely before you select one. The optional riders do not guarantee any return of principal or premium payments and do not guarantee performance of any specific investment portfolio under the Contract. You should consult a qualified financial adviser in evaluating the riders. Customer Service may be able to answer your questions. The telephone number is (800) 366-0066.

The Contract has three living benefit riders offering protection against the investment risks with your Contract:
- The Minimum Guaranteed Income Benefit rider, which you may wish to purchase if you are concerned about having a minimum amount of income in annuitizing your Contract;
- The Voya LifePay Plus Minimum Guaranteed Withdrawal Benefit rider, which you may wish to purchase if you are concerned that you may outlive your income; and
- The Voya Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit rider, which you may wish to purchase if you are married and concerned that you and your spouse may outlive your income.

These living benefit riders are described further below. You may only add one living benefit rider to your Contract. We do, however, reserve the right to allow the purchase of more than one living benefit rider in the future. **You should not purchase the Voya LifePay Plus rider with multiple owners, unless the owners are spouses**. More information about earlier versions of the guaranteed withdrawal benefit riders (including lifetime versions) is in the appendices.

Minimum Guaranteed Income Benefit Rider (the "MGIB rider")

The MGIB rider is an optional benefit which guarantees a minimum amount of annuity income will be available to you if you annuitize on the MGIB Date (as defined below), regardless of fluctuating market conditions. The minimum guaranteed amount of annuity income will depend on the amount of premiums you pay during the first five contract years after you purchase the rider, the amount of contract value you allocate or transfer to Special Funds (as defined below) or Excluded Funds (as defined below), the MGIB Rate (as defined below), the adjustment for Special Fund or Excluded Fund transfers, and any withdrawals you take while the MGIB rider is in effect. Thus, investing in Special Funds or Excluded Funds may limit the benefit under the MGIB rider.

Purchase. The MGIB rider is no longer available for purchase, including purchase by owners of existing Contracts.

Rider Date. The rider date is the date the optional benefit rider becomes effective. The rider date is also the contract date if you purchased the rider when the Contract was issued.

No Cancellation. Once you purchase a rider, you may not cancel it unless you cancel the Contract during the Contract's free look period, surrender, annuitize or otherwise terminate the Contract. These events automatically cancel any rider. Once the Contract continues beyond the free look period, you may not cancel the rider. The Company may, at its discretion, cancel and/or replace a rider at your request in order to renew or reset a rider.

Termination. The MGIB rider is a "living benefit," which means the guaranteed benefit offered by the MGIB rider is intended to be available to you while you are living and while your Contract is in the accumulation phase. The MGIB rider automatically terminates if:
- You annuitize, surrender or otherwise terminate your Contract during the accumulation phase;
- You die during the accumulation phase (first owner to die if there are multiple contract owners, or at death of annuitant if the contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract;
- The contract value is insufficient to pay the charge for the MGIB rider; or
- There is a change in contract ownership (other than a spousal beneficiary continuation upon your death).

Rider Charge. The current charge we deduct under the MGIB Rider is 0.75% annually of the MGIB Charge Base. The MGIB Charge Base is the greater of 1) and 2) below, where:
1) Is the lesser of the Maximum MGIB Rollup Base and the sum of (a), (b), and (c) where:
    (a) is the MGIB Rollup Base for Covered Funds;
    (b) is the MGIB Rollup Base for Special Funds (as defined below); and
    (c) is the MGIB Rollup Base for Excluded Funds; and
2) Is the sum of (a) and (b) where:
    (a) is the MGIB Ratchet Base for Covered Funds and Special Funds; and
    (b) is the MGIB Ratchet Base for Excluded Funds.

For definitions of the Maximum MGIB Rollup Base, the MGIB Rollup Base for Covered Funds, the MGIB Rollup Base for Special Funds, the MGIB Rollup Base for Excluded Funds, the MGIB Ratchet Base for Covered Funds and Special Funds and the MGIB Ratchet Base for Excluded Funds, see the "Calculations of the MGIB Rollup Bases" and "Calculation of the MGIB Ratchet Bases" below.

Fund Categories. The MGIB Benefit Base (as defined below) is tracked separately for Covered Funds, Special Funds and Excluded Funds. The following investment options are currently designated as Special Funds for purposes of calculating the MGIB Benefit Base:
- Voya Government Liquid Assets Portfolio; and
- Fixed Interest Allocation.

Please note that the ProFunds VP Rising Rates Opportunity and Voya Limited Maturity Bond portfolios are also Special Funds, but closed to new allocations, effective April 30, 2007, and March 12, 2004, respectively.

No investment options are currently designated as Excluded Funds. Covered Funds are any investment options not designated as Special Funds or Excluded Funds. These fund categories apply to all calculations under the MGIB rider. **Please see "THE FUNDS –** *Covered Funds, Special Funds and Excluded Funds***."**

For Contracts with the MGIB rider purchased before August 21, 2006 (subject to availability), the Voya Intermediate Bond Portfolio is designated as a Special Fund. As of July 11, 2014, the Voya Intermediate Bond Portfolio has been re-designated as a Covered Fund for all current and future investments.

Fixed Allocation Funds Automatic Rebalancing. In order to mitigate the insurance risk inherent in our guarantee to provide you a guaranteed minimum amount of annuity income if you annuitize on the MGIB date (subject to the terms and restrictions of the MGIB rider), we require that your contract value be allocated in accordance with certain limitations. In general, to the extent that you choose not to invest in the Accepted Funds, we require that a proportion of the amount not so invested be invested in the Fixed Allocation Funds. We will require this allocation regardless of your investment instructions to the Contract, as described below.

For Contracts with the MGIB rider purchased on and after August 21, 2006 (subject to availability), there is an allocation requirement. If the contract value in the Fixed Allocation Funds (as defined below) is less than a percentage of the total contract value allocated to the Fixed Allocation Funds and Other Funds (as defined below) on any MGIB Rebalancing Date (as defined below), we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that the appropriate percentage of this amount is allocated to the Fixed Allocation Funds. This is called Fixed Allocation Funds Automatic Rebalancing and the percentage is stated in your Contract. Currently, the minimum Fixed Allocation Fund percentage is zero. **Accepted Funds are excluded from this rebalancing.** Any rebalancing is done proportionally among the Other Funds and will be the last transaction processed on that date.

The MGIB Rebalancing Dates occur on each contract anniversary and after the following transactions:
- Receipt of additional premiums;
- Transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
- Withdrawals from the Fixed Allocation Funds or Other Funds.

Accepted Funds. The currently available Accepted Funds are listed in **APPENDIX N**. We may change these designations at any time upon 30 days' notice to you. If a change is made, the change will apply to contract value allocated to such funds after the date of the change.

Fixed Allocation Funds. The currently available Fixed Allocation Funds are listed in **APPENDIX N**. You may allocate your contract value to one or more Fixed Allocation Funds. We consider the Voya Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

If the MGIB rider is not continued under the spousal continuation right, when available, the Fixed Allocation Fund will be reclassified as a Special Fund as of the Contract continuation date if it would otherwise be designated as a Special Fund for purposes of the Contract's death benefits. For purposes of calculating any applicable death benefit guaranteed under the Contract any allocation of contract value to the Fixed Allocation Funds will be considered a Covered Fund while the rider is in effect.

All investment portfolios available under the Contract that are not Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment portfolio restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. **See "APPENDIX I –** *Examples of Fixed Allocation Funds Automatic Rebalancing***."**

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in it. **By electing to purchase the MGIB rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the MGIB rider if you do not wish to have your contract value reallocated in this manner.**

MGIB Benefit Base. The MGIB Benefit Base (as defined below) is only a calculation used to determine the MGIB annuity income. The MGIB Benefit Base does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It is also not used in determining the amount of your cash surrender value and death benefits. Any reset of contract value under provisions of the Contract or other riders will not increase the MGIB Benefit Base or Maximum MGIB Rollup Base (as defined below). On the MGIB Date, your MGIB Benefit Base is the greater of 1) and 2), where:
1) Is the lesser of the Maximum MGIB Rollup Base (as defined below) and the sum of (a), (b), and (c) where:
    (a) is the MGIB Rollup Base for Covered Funds;
    (b) is the MGIB Rollup Base for Special Funds; and
    (c) is the contract value allocated to Excluded Funds; and
2) Is the sum of (a) and (b) where:
    (a) is the MGIB Ratchet Base for Covered Funds and Special Funds (as defined below); and
    (b) is the contract value allocated to Excluded Funds.

The MGIB Benefit Base calculation differs from the MGIB Charge Base calculation because it uses the contract value allocated to Excluded Funds rather than the MGIB Ratchet Base and MGIB Rollup Base allocated to Excluded Funds. This means that the amount on which you pay charges for the MGIB rider may be higher than the amount used to calculate your benefit under the MGIB rider.

Calculation of MGIB Rollup Bases. The Maximum MGIB Rollup Base is 250% of eligible premiums adjusted proportionally for withdrawals, subject to availability (300% otherwise and for Contracts with the MGIB rider purchased before August 21, 2006). This means that the Maximum MGIB Rollup Base is reduced for withdrawals by the same proportion that the withdrawal reduces the contract value. The Maximum MGIB Rollup Base is not allocated by Fund category.

The MGIB Rollup Base allocated to Covered Funds equals the eligible premiums allocated to Covered Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect, accumulated at the MGIB Rate to the earlier of the oldest owner reaching age 80 and the MGIB Rollup Base reaching the Maximum MGIB Rollup Base, and at 0% thereafter.

The MGIB Rollup Base allocated to Special Funds equals the eligible premiums allocated to Special Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect. The MGIB Rate does not apply to the MGIB Rollup Base allocated to Special Funds, so the MGIB Rollup Base allocated to Special Funds does not accumulate.

The MGIB Rollup Base allocated to Excluded Funds equals the eligible premiums allocated to Excluded Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect, accumulated at the MGIB rate to the earlier of the oldest owner reaching age 80 and the MGIB Rollup Base reaching the Maximum MGIB Rollup Base, and at 0% thereafter. **The MGIB Rollup Base allocated to Excluded Funds is used only for transfer adjustments and rider charges. It is not included in the MGIB Rollup Base used to determine benefits.**

Eligible premiums are those premiums added more than five years before the earliest MGIB Date. This means that, generally, premiums must be paid within five years of purchasing the MGIB rider to be considered eligible premiums. Premiums paid after that, are excluded from the MGIB Rollup Bases.

The MGIB Rate is currently 6% (7% if this rider was purchased before May 1, 2009). The MGIB Rate is an annual effective rate. We may, at our discretion, discontinue offering this rate. The MGIB Rate will not change for those Contracts that have already purchased the MGIB rider.

Withdrawals reduce each MGIB Rollup Base proportionally. The percentage reduction in the MGIB Rollup Base for each Fund category (i.e., Covered Funds, Special Funds or Excluded Funds) equals the percentage reduction in contract value in that fund category resulting from the withdrawal (including surrender charge and Market Value Adjustment). This means that the MGIB Rollup Base for Covered Funds, the MGIB Rollup Base for Special Funds or the MGIB Rollup Base for Excluded Funds is reduced for withdrawals by the same proportion that the withdrawal reduces the contract value allocated to Covered Funds, Special Funds or Excluded Funds. For example, if the contract value in Covered Funds is reduced by 25% as the result of a withdrawal (including surrender charge and Market Value Adjustment), the MGIB Rollup Base allocated to Covered Funds is also reduced by 25% (rather than by the amount of the withdrawal).

When you make transfers between Covered Funds, Special Funds and Excluded Funds, net transfers from a fund category will reduce the applicable MGIB Rollup Base for that fund category proportionally. This means a reduction by the same percentage as the transfer bears to the contract value in the fund category. For example, if the contract value in Covered Funds is $1,000 and the transfer from Covered Funds to Excluded Funds is $250, then the contract value in Covered Funds is reduced by 25%. In a case where the MGIB Rollup Base for Covered Funds is $1,200, the MGIB Rollup Base for Covered Funds is also reduced by 25%, or $300, rather than by the amount of the transfer, or $250. In addition, the MGIB Rollup Base for Excluded Funds is increased by the reduction in the MGIB Rollup Base for Covered Funds, or $300.

In a case where the MGIB Ratchet Base for Covered Funds is greater than the contract value in Covered Funds, a transfer from Covered Funds will result in the MGIB Rollup Base for Covered Funds being reduced by a dollar amount that is higher than the dollar amount of the transfer. A higher reduction to the MGIB Rollup Base for Covered Funds will have a larger negative impact on the MGIB Benefit Base, potentially reducing the minimum guaranteed amount of annuity income upon annuitization under the MGIB rider. This means the benefit you receive under the MGIB rider will not be as great because of the transfer.

Net transfers from Excluded Funds will also reduce the MGIB Rollup Base for Excluded Funds proportionally. But the resulting increase in the MGIB Rollup Base for Covered Funds or Special Funds, as applicable, will equal the lesser of the contract value transferred and the reduction in the MGIB Rollup Base for Excluded Funds. What this means, if in the previous example the transfer was from Excluded Funds to Covered Funds, is there would be no change in the value of your MGIB Benefit Base because of the transfer – the amount of the transfer between the fund categories is the same, $250, because the MGIB Benefit Base calculation is based on the contract value allocated to Excluded Funds, versus the calculation basis for Excluded Funds with the MGIB Charge Base. The MGIB Charge Base calculation is instead based on the MGIB Rollup Base for Excluded Funds. As a result, this same transfer, having no change in the value of your MGIB Benefit Base, would result in the MGIB Charge Base being reduced. The net effect of this transfer: You pay less for the same minimum guaranteed amount of annuity income upon annuitization of the MGIB rider.

Calculation of MGIB Ratchet Bases. The MGIB Ratchet Base for Covered Funds and Special Funds equals:
1) On the rider date, eligible premiums or the contract value (if the rider is added after the contract date) allocated to Covered Funds and Special Funds.
2) On each contract anniversary prior to attainment of age 90, the MGIB Ratchet Base for Covered Funds and Special Funds is set equal to the greater of:
   (a) the current contract value allocated to Covered Funds and Special Funds (after any deductions occurring on that date); and
   (b) the MGIB Ratchet Base for Covered Funds and Special Funds from the most recent prior contract anniversary, adjusted for any new eligible premiums, withdrawals attributable to Covered Funds and Special Funds, and transfers.

   For Contracts with the MGIB rider purchased before January 12, 2009, the MGIB Ratchet Base for Covered Funds and Special Funds is recalculated on each "quarterly anniversary date" prior to attainment of age 90. A "quarterly anniversary date" is the date three months from the contract date that falls on the same date in the month as the contract date. For example, if the contract date is February 12, the quarterly anniversary date is May 12. If there is no corresponding date in the month, the quarterly anniversary date will be the last date of the month.

   Whenever the date falls on a weekend or holiday, we will use the value as of the subsequent business day.

3) At other times, the MGIB Ratchet Base for Covered Funds and Special Funds is the corresponding MGIB Ratchet Base from the prior contract anniversary (the prior quarterly anniversary date for Contracts with the MGIB rider purchased before January 12, 2009), adjusted for subsequent eligible premiums, withdrawals attributable to Covered Funds and Special Funds, and transfers.

The MGIB Ratchet Base for Excluded Funds has a corresponding definition with respect to amounts allocated to Excluded Funds. **The MGIB Ratchet Base for Excluded Funds is used only for transfer adjustments and MGIB rider charges. It is not included in the MGIB Ratchet Base used to determine benefits.**

Eligible premiums are those premiums added more than five years before the earliest MGIB Date. This means that, generally, premiums must be paid within five years of purchasing the MGIB rider to be considered eligible premiums. Premiums paid after that are not added to the MGIB Ratchet Bases, but would be added to your contract value.

Withdrawals reduce each MGIB Ratchet Base on proportionally. The percentage reduction in the MGIB Ratchet Base for each fund category (i.e., Covered Funds and Special Funds or Excluded Funds) equals the percentage reduction in contract value in that fund category resulting from the withdrawal (including surrender charges and Market Value Adjustment). This means that the MGIB Ratchet Base for Covered Funds and Special Funds or the MGIB Ratchet Base for Excluded Funds is reduced for withdrawals by the same proportion that the withdrawal (including surrender charges and Market Value Adjustment) reduces the contract value allocated to Covered Funds and Special Funds or Excluded Funds. For example, if the contract value in Covered Funds and Special Funds is reduced by 25% as the result of a withdrawal (including surrender charges and Market Value Adjustment), the MGIB Ratchet Base for Covered Funds and Special Funds is also reduced by 25% (rather than by the amount of the withdrawal).

When you make transfers between Covered Funds or Special Funds and Excluded Funds, net transfers will reduce the MGIB Ratchet Base for Covered Funds and Special Funds proportionally. This means a reduction by the same percentage as the transfer bears to the contract value in Covered Funds and Special Funds. For example, if the contract value in Covered Funds and Special Funds is $1,000 and a transfer from Covered Funds or Special Funds to Excluded Funds is $250, then the contract value in Covered Funds and Special Funds is reduced by 25%. In a case where the MGIB Ratchet Base for Covered Funds and Special Funds is $1,200, the MGIB Ratchet Base for Covered Funds and Special Funds is also reduced by 25%, or $300, rather than by the amount of the transfer, or $250. In addition, the MGIB Rollup Base for Excluded Funds is increased by the reduction in the MGIB Ratchet Base for Covered Funds and Special Funds, or $300.

In a case where the MGIB Rollup Base for Covered Funds and Special Funds is greater than the contract value in Covered Funds and Special Funds, a transfer from Covered Funds and Special Funds will result in the MGIB Ratchet Base for Covered Funds and Special Funds being reduced by a dollar amount that is higher than the dollar amount of the transfer. A higher reduction to the MGIB Ratchet Base for Covered Funds and Special Funds will have a larger negative impact on the MGIB Benefit Base, potentially reducing the minimum guaranteed amount of annuity income upon annuitization under the MGIB rider. This means the benefit you receive under the MGIB rider will not be as great because of the transfer.

Net transfers from Excluded Funds will also reduce the MGIB Ratchet Base for Excluded Funds proportionally. But the resulting increase in the MGIB Ratchet Base for Covered Funds and Special Funds will equal the lesser of the contract value transferred and the reduction in the MGIB Ratchet Base for Excluded Funds. What this means, if in the previous example the transfer was from Excluded Funds to Covered Funds, is there would be no change in the value of your MGIB Benefit Base because of the transfer – the amount of the transfer between the fund categories is the same, $250, because the MGIB Benefit Base calculation is based on the contract value allocated to Excluded Funds, versus the calculation basis for Excluded Funds with the MGIB Charge Base. The MGIB Charge Base calculation is instead based on the MGIB Ratchet Base for Excluded Funds. As a result, this same transfer, having no change in the value of your MGIB Benefit Base, would result in the MGIB Charge Base being reduced. The net effect of this transfer: you pay less for the same minimum guaranteed amount of annuity income upon annuitization of the MGIB rider.

MGIB Date. Your MGIB Date is the next contract anniversary occurring after the date when you decide to exercise your right to annuitize under the MGIB rider, or any other spousal exercise date that we may make available upon prior written notice.

MGIB Annuity Income. Ordinarily, the amount of income that will be available to you on the annuity start date is based on your contract value, the annuity option you selected and the guaranteed income factors or the income factors in effect on the date you annuitize. If you purchase the MGIB rider, the amount of income that will be available to you upon annuitization the MGIB Date is the greatest of:
- Your annuity income based on your contract value on the MGIB Date adjusted for any Market Value Adjustment **(see APPENDIX C)** applied to the guaranteed income factors specified in your Contract for the annuity option you selected;
- Your annuity income based on your contract value on the MGIB Date adjusted for any Market Value Adjustment **(see APPENDIX C)** applied to the then-current income factors in effect for the annuity option you selected; or
- The MGIB annuity income based on your MGIB Benefit Base on the MGIB Date applied to the MGIB income factors specified in your rider for the MGIB annuity option you selected. Prior to applying the MGIB income factors, we will adjust the MGIB Benefit Base for any surrender charge, premium tax recovery and Market Value Adjustment **(see APPENDIX C)** that would otherwise apply at annuitization.

MGIB Income Factors. The guaranteed factors contained in the MGIB rider generally provide lower payout per $1,000 of value applied than the guaranteed income factors found in your Contract. Although the minimum income provided under the rider can be determined in advance, the contract value in the future is unknown, so the income provided under a Contract with the MGIB rider attached may be greater or less than the income that would be provided under the Contract without the rider. Generally, the income calculated under the MGIB rider will be greater than the income provided under the Contract whenever the MGIB Benefit Base is sufficiently in excess of the contract value to offset the additional conservatism reflected in the MGIB rider's income factors compared to those in the Contract. The income factors in the MGIB rider generally reflect a lower interest rate and more conservative mortality than the income factors in the Contract. The degree of relative excess that the income factors require to produce more income will vary for each individual circumstance. If the contract value exceeds the MGIB Benefit Base at time of annuitization, the Contract will always produce greater income than the MGIB rider. **Please see "APPENDIX G –** *Examples of Minimum Guaranteed Income Benefit Calculation***."**

MGIB Annuity Options. Prior to your latest annuity start date, you may choose to exercise your right to receive payments under the MGIB rider. Payments under the rider begin on the MGIB Date. The MGIB must be exercised in the 30-day period prior to any contract anniversary. At your request, the Company may, at its discretion, extend the latest contract annuity start date without extending the MGIB Date.

The following are the MGIB annuity options available under the MGIB Rider:
- Income for Life (single life or joint life with 100% Survivor) and 10-20 year fixed period;
- Income for 20-30 year fixed period; and
- Any other annuity option offered by the Company in conjunction with the MGIB rider on the MGIB Date.

Once during the life of the Contract, you have the option to elect to apply up to 50% of the MGIB Benefit Base to one of the MGIB annuity options available under the MGIB rider. This option may only be exercised in the 30 day period prior to a contract anniversary. The portion of the MGIB Benefit Base so applied will be used to determine the MGIB income, as is otherwise described in the prospectus. The contract value will be reduced proportionally. Any subsequent exercise of your right to receive payments under the MGIB rider must be for 100% of the remaining value. The exercise of this partial annuitization of the MGIB Benefit Base does not affect your right to annuitize remaining value under the Contract without regard to the MGIB rider. The amount applied to the partial annuitization will be treated as a withdrawal for purposes of adjusting Contract and MGIB rider values. This means the contract and MGIB rider values will be adjusted proportionally. **See "Calculation of MGIB Rollup Bases" and "Calculation of MGIB Ratchet Bases" above.** Surrender charges will apply to amounts applied to partial annuitization.

Notification. On or before 30 days prior to each possible MGIB Date, we will provide you with a notification which will include an estimate of the amount of MGIB annuity benefit available if you choose to exercise it. We will determine the actual amount of the MGIB annuity benefit as of the MGIB Date.

Change of Owner and Annuitant. The MGIB rider will terminate upon a change of ownership unless the change is due to spousal continuation at the time of the owner's death. Once you purchase the MGIB rider, the annuitant may not be changed except when an annuitant who is not a contract owner dies prior to annuitization. In such a case, a new annuitant may be named in accordance with the provisions of your Contract. The MGIB Benefit Base is unaffected and continues to accumulate.

Death of Owner. The MGIB rider and the MGIB rider charges automatically terminate if you die during the accumulation phase (first owner to die if there are multiple contract owners, or at death of the annuitant if the contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract.

The MGIB rider does not restrict or limit your right to annuitize the Contract at any time permitted under the Contract. The MGIB rider does not restrict your right to annuitize the Contract using Contract income factors that may be higher than the MGIB rider income factors.

The benefits associated with the MGIB rider are available only if you annuitize your Contract under the rider and in accordance with the provisions set forth above. Annuitizing using the MGIB may result in a more favorable stream of income payments, and different tax consequences, under your Contract. Because the MGIB rider income factors are generally more conservative than the Contract income factors, the level of lifetime income that it guarantees may be less than the level that might be provided by the application of your contract value to the Contract's applicable annuity factors. You should consider all of your options at the time you begin the income phase of your Contract.

Voya LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya LifePay Plus") Rider. The Voya LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of the annuitant, even if these withdrawals reduce your contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

> **Important Note:**
> *We introduced the Voya LifePay Plus rider on August 20, 2007, and launched changes to it on April 28, 2008, and January 12, 2009, subject to state approval where applicable. The below information pertains to the form of the Voya LifePay Plus rider which was available for sale May 1, 2009, through March 15, 2010, in states where approved.* ***If this form of the Voya LifePay Plus rider was not approved for sale in your state when you purchased the rider, then please see APPENDIX J for the information about the form of the Voya LifePay Plus rider which was available to you.***

Eligibility. The annuitant must be the owner or one of the owners, unless the owner is a non-natural owner. Joint annuitants are not allowed. The maximum issue age is 80 (owner and annuitant must age qualify). The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the rider effective date. The Voya LifePay Plus rider is not available for purchase with the Max 7 Enhanced Death Benefit. The Voya LifePay Plus rider is subject to broker/dealer availability. **Please note that the Voya LifePay Plus rider will not be issued until your contract value is allocated in accordance with the investment option restrictions described in "Investment Option Restrictions," below.**

The Voya LifePay Plus rider is no longer available for purchase, including purchase by owners of existing Contracts. Previously, Contracts issued on and after November 1, 2004, were eligible for the Voya LifePay Plus rider, subject to the conditions, requirements and limitations of the prior paragraph. Such Contracts must not already have had a living benefit rider. There is an election form for this purpose. Please contact Customer Service for more information.

Rider Effective Date. The rider effective date is the date that coverage under the Voya LifePay Plus rider begins. If you purchase the Voya LifePay Plus rider when the Contract is issued, the rider effective date is also the contract date. If the Voya LifePay Plus rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date.

No Cancellation. Once you purchase the Voya LifePay Plus rider, you may not cancel it unless you: (1) cancel the Contract during the Contract's free look period; (2) surrender the Contract; (3) begin the income phase and start receiving annuity payments; or (4) otherwise terminate the Contract pursuant to its terms. These events automatically cancel the Voya LifePay Plus rider.

Termination. The Voya LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you: (1) terminate your Contract pursuant to its terms during the accumulation phase, surrender your Contract, begin receiving income phase payments in lieu of payments under the Voya LifePay Plus rider; or (2) die during the accumulation phase (first owner to die if there are multiple contract owners, or death of annuitant if the contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract. The Voya LifePay Plus rider also terminates with a change in contract ownership (other than a spousal beneficiary continuation your death). Other circumstances that may cause the Voya LifePay Plus rider to terminate automatically are discussed below.

Highlights. *This paragraph introduces the terminology of the Voya LifePay Plus rider and how its components generally work together. Benefits and guarantees are subject to the terms, conditions and limitations of the Voya LifePay Plus rider. More detailed information follows below, with the capitalized words that are underlined indicating headings for ease of reference.* The Voya LifePay Plus rider guarantees an amount available for withdrawal from the Contract in any contract year once the Lifetime Withdrawal Phase begins – we use the Voya LifePay Plus Base as part of the calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is available for withdrawals at your discretion or systematic withdrawals pursuant to the terms of the Contract. Also, the Voya LifePay Plus rider offers the Income Optimizer. The guarantee continues when the Voya LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, at which time we will pay you periodic payments in an annual amount equal to the Maximum Annual Withdrawal (since contract value would be zero) until the annuitant's death. The Voya LifePay Plus Base is eligible for Annual Ratchets and Step-ups, and subject to adjustment for any Excess Withdrawals. The Voya LifePay Plus rider has an allowance for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that would otherwise be Excess Withdrawals. The Voya LifePay Plus rider has a death benefit that is payable upon the owner's death only when the Voya LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The Voya LifePay Plus rider allows for spousal continuation.

Voya LifePay Plus Base. The Voya LifePay Plus Base is first calculated when you purchase the Voya LifePay Plus rider: (1) on the contract date – equal to the initial premium; or (2) after the contract date – equal to the contract value on the effective date of the rider.

The Voya LifePay Plus Base is increased, dollar for dollar, by any subsequent premiums. We refer to the Voya LifePay Plus Base as the MGWB Base in the Voya LifePay Plus rider.

Withdrawals and Excess Withdrawals. Once the Lifetime Withdrawal Phase begins, withdrawals within a contract year up to the Maximum Annual Withdrawal, including for payment of third-party investment advisory fees, have no impact on the Voya LifePay Plus Base. These withdrawals will not incur surrender charges, a negative Market Value Adjustment associated with any Fixed Account Allocations or any premium credit deduction (recapture).

Say, for example, the current contract value is $90,000 on a Contract with the Voya LifePay Plus rider in the Lifetime Withdrawal Phase. The Voya LifePay Plus Base is $100,000, and the Maximum Annual Withdrawal is $5,000. Even though a withdrawal of $5,000 would reduce the contract value to $85,000, the Voya LifePay Plus Base would remain at its current level (as would the Maximum Annual Withdrawal as well) since the withdrawal did not exceed the Maximum Annual Withdrawal. See below for more information about the Maximum Annual Withdrawal.

An Excess Withdrawal is a withdrawal either before the Lifetime Withdrawal Phase begins (except for payment of third-party investment advisory fees), or once the Lifetime Withdrawal Phase begins, any portion of a withdrawal during a contract year that exceeds the Maximum Annual Withdrawal. An Excess Withdrawal is also a withdrawal after spousal continuation of the Contract but before the Voya LifePay Plus rider's guarantees resume, which occurs on the next quarterly contract anniversary following spousal continuation. An Excess Withdrawal will cause a proportional reduction of the Voya LifePay Plus Base – in the same proportion as contract value is reduced by the portion of the withdrawal that is considered excess, inclusive of surrender charges, or Market Value Adjustment associated with any Fixed Account Allocations or any premium credit deduction (recapture) (rather than the total amount of the withdrawal). An Excess Withdrawal will also cause the Maximum Annual Withdrawal to be recalculated. **See APPENDIX G, Illustrations 1, 2 and 6 for examples of the consequences of an Excess Withdrawal.**

Please note that any withdrawals before the rider effective date in the same contract year when the Voya LifePay Plus rider is added after contract issue are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Annual Ratchet. The Voya LifePay Plus Base is recalculated on each contract anniversary – to equal the greater of: (1) the current Voya LifePay Plus Base; or (2) the current contract value. We call this recalculation the Annual Ratchet.

Once the Lifetime Withdrawal Phase begins, we reserve the right to increase the charge for the Voya LifePay Plus rider upon the Annual Ratchet. You will never pay more than new issues of the Voya LifePay Plus rider, subject to the maximum annual charge, and we promise not to increase the charge for your first five contract years. We will notify you in writing not less than 30 days before a charge increase. You may avoid the charge increase by canceling the forthcoming Annual Ratchet. Our written notice will outline the procedure you will need to follow to do so. Please note, however, from then on the Voya LifePay Plus Base would no longer be eligible for **any** Annual Ratchets, so the Maximum Annual Withdrawal Percentage would not be eligible to increase. More information about the Maximum Annual Withdrawal Percentages is below under "Maximum Annual Withdrawal." Our written notice will also remind you of the consequences of canceling the forthcoming Annual Ratchet.

Step-up. The Voya LifePay Plus Base is recalculated on each of the first ten contract anniversaries after the rider effective date, SO LONG AS you took no withdrawals during the preceding contract year – to equal the greatest of: (1) the current Voya LifePay Plus Base; (2) the current contract value; and (3) the Voya LifePay Plus Base on the previous contract anniversary, increased by the Step-up.

The amount of the Step-up is the product of the Step-up Tracker on the previous contract anniversary times the Step-up percent, currently 6%. The Step-up Tracker is only used to calculate the amount of the Step-up. Initially, it equals the Voya LifePay Plus Base. Any premiums received during a contract year are added to the Step-up Tracker and eligible for a partial Step-up. Any withdrawals for payment of third-party investment advisory fees are subtracted from the Step-up. Like the Voya LifePay Plus Base, the Step-up Tracker is eligible for Annual Ratchets and subject to a proportional adjustment for any Excess Withdrawals.

Please note that no partial Step-up is available in the first year after you purchase this rider post issue of the Contract. Your first opportunity for a Step-up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date. Say, for example, that with a Contract purchased on January 1, 2007, the contract owner decides to add the Voya LifePay Plus rider on March 15, 2007. The rider effective date is April 1, 2007, which is the date of the Contract's next following quarterly contract anniversary. Because on January 1, 2008 a full contract year will not have elapsed since the rider effective date, the Voya LifePay Plus Base will not be eligible for a Step-up. Rather, the first opportunity for a Step-up with this Contract is on January 1, 2009.

Lifetime Withdrawal Phase. The Lifetime Withdrawal Phase begins on the date of your first withdrawal (except those for payment of third-party investment advisory fees), SO LONG AS the annuitant is age 59½. On this date, the Voya LifePay Plus Base is recalculated to equal the greater of the current Voya LifePay Base or the contract value on the previous business day. The Lifetime Withdrawal Phase will continue until the earliest of:

- The date annuity payments begin **(see "THE ANNUITY OPTIONS")**;
- Reduction of the contract value to zero by an Excess Withdrawal;
- Reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;
- Surrender of the Contract; or
- The death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the Contract.

The Voya LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status in the event contract value is reduced to zero other than by an Excess Withdrawal. **Please see "Lifetime Automatic Periodic Benefit Status" below for more information.**

Maximum Annual Withdrawal. The Maximum Annual Withdrawal is the amount that the Voya LifePay Plus rider guarantees to be available for withdrawal from the Contract in any contract year. The Maximum Annual Withdrawal is first calculated when the Lifetime Withdrawal Phase begins and equals the applicable Maximum Annual Withdrawal Percentage, based on the Annuitant's age, multiplied by the Voya LifePay Plus Base.

The <u>Maximum Annual Withdrawal Percentages</u> are:

	Ages
4%	59½ to 64
5%	65 to 75
6%	76 to 79
7%	80+

The Maximum Annual Withdrawal is thereafter recalculated whenever the Voya LifePay Plus Base is recalculated, for example, upon the Annual Ratchet or a Step-up. Also, the Maximum Annual Withdrawal Percentage can increase with the Annual Ratchet as the annuitant grows older.

In the event on the date the Lifetime Withdrawal Phase begins the contract value on the previous business day is greater than the Voya LifePay Plus Base, then before the Maximum Annual Withdrawal is first calculated, the Voya LifePay Plus Base will be set equal to that contract value. The greater the Voya LifePay Plus Base, the greater the amount guaranteed to be available to you for withdrawals under the Voya LifePay Plus rider in calculating the Maximum Annual Withdrawal for the first time.

Income Optimizer. The Voya LifePay Plus rider offers the option to elect to receive the Maximum Annual Withdrawal in systematic installments over the annuitant's life. We call this option the Income Optimizer. You may elect the Income Optimizer during the Lifetime Withdrawal Phase. This election is in lieu of the Contract's other annuity options, and these payments will be subject to the same tax treatment as an annuity payment. **Please see "FEDERAL TAX CONSIDERATIONS" for more information.** The Income Optimizer is only available on nonqualified Contracts.

The frequency of payments under the Income Optimizer may be annual, quarterly or monthly. While you are receiving payments under the Income Optimizer, the Voya LifePay Plus Base remains eligible for Annual Ratchets. Your Contract may still have a contract value and death benefit. Spousal continuation of payments under the Income Optimizer is permitted. Any withdrawals in excess of the Maximum Annual Withdrawal are Excess Withdrawals that would cause a proportional reduction of the Voya LifePay Plus Base, as well as a reduction of the Maximum Annual Withdrawal.

Your election is subject to restrictions – you may not: (1) revoke your election; (2) add on premiums; (3) exchange the Contract; (4) annuitize the Contract; or (5) change ownership (except as permitted under **"Change of Owner or Annuitant"** below). Once you choose the frequency of payments, you may not change it. Also, the specified percentage of your contract value required to be allocated to Fixed Allocation Funds is higher, and the investment options available for this purpose are limited. **Please see "Investment Option Restrictions" below for the details.** You may surrender your Contract at any time.

Payments under the Income Optimizer will continue until the Terminal Date, at which time you waive any remaining contract value and death benefit and the Voya LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status. The Terminal Date is the contract anniversary following the annuitant's 95th birthday. Alternatively, you may wish to extend the Terminal Date to the contract anniversary following the annuitant's 115th birthday in order to liquidate your contract value that may remain before the Voya LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status. Regardless, your payments of the Maximum Annual Withdrawal will continue during the Lifetime Automatic Periodic Benefit Status until the death of the annuitant. We will notify you in writing in advance of the Terminal Date to remind you of this alternative and how to extend the Terminal Date.

Lifetime Income Annuity Option. In the event the Contract's annuity commencement date is reached while the Voya LifePay Plus rider is in the Lifetime Withdrawal Phase, you may elect a life only annuity option, in lieu of the Contract's other annuity options. Payments under this option are based on the minimum annual payment factors for each $1,000 reflected in the rider data table and will never be less than the same frequency of payments of the Maximum Annual Withdrawal at that time. **For more information about the Contract's annuity options, see "THE ANNUITY OPTIONS."**

Required Minimum Distributions. The Voya LifePay Plus rider allows for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that exceed the Maximum Annual Withdrawal without causing a proportional reduction of the Voya LifePay Plus Base and recalculation of the Maximum Annual Withdrawal. If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, then an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal. Once you have taken the Maximum Annual Withdrawal for the then current contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year – without constituting an Excess Withdrawal. **See APPENDIX G, Illustration 3 for an example.**

Withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts are Excess Withdrawals that will cause a proportional reduction of the Voya LifePay Plus Base and the Maximum Annual Withdrawal to be recalculated. **See APPENDIX G, Illustration 5 for an example of the consequences of an Excess Withdrawal with an Additional Withdrawal Amount.** The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any amount remaining will expire. **See APPENDIX G, Illustration 4 for an example of the Additional Withdrawal Amount being carried over. Please note that there is no adjustment to the Additional Withdrawal Amount for Annual Ratchets or upon spousal continuation of the Voya LifePay Plus Rider.**

Lifetime Automatic Periodic Benefit Status. The Voya LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status when your contract value is reduced to zero other than by an Excess Withdrawal. (A withdrawal in excess of the Maximum Annual Withdrawal that causes your contract value to be reduced to zero will terminate the Voya LifePay Plus rider.) You will no longer be entitled to make withdrawals, but instead will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal. When the rider enters Lifetime Automatic Periodic Benefit Status: (1) the Contract will provide no further benefits (including death benefits) other than as provided under the Voya LifePay Plus rider; (2) no further premium payments will be accepted; and (3) any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the Contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

If when the Voya LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the first contract anniversary following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

In the event contract value is reduced to zero before the Lifetime Withdrawal Phase begins, Lifetime Automatic Periodic Benefit Status is deferred until the contract anniversary on or after the annuitant is age 59½. During this time, the Voya LifePay Plus rider's death benefit remains payable upon the annuitant's death. Also, the Voya LifePay Plus Base remains eligible for Step-ups. Once the Voya LifePay Plus rider enters the Lifetime Automatic Periodic Benefit Status, periodic payments will begin in an annual amount equal to the applicable Maximum Annual Withdrawal Percentage, based on the annuitant's age, multiplied by the Voya LifePay Plus Base.

You may elect to receive systematic withdrawals pursuant to the terms of the Contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your Contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made annually, then the payments will be made on the next business day following each contract anniversary.

Investment Option Restrictions. While the Voya LifePay Plus rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least the required specified percentage of such contract value in the Fixed Allocation Funds, which is 30%; 40% with the Income Optimizer.

See "Fixed Allocation Funds Automatic Rebalancing," below. We have these investment option restrictions to lessen the likelihood we would have to make payments under this rider. We require this allocation regardless of your investment instructions to the Contract. The Voya LifePay Plus rider will not be issued until your contract value is allocated in accordance with these investment option restrictions. The timing of when and how we apply these investment option restrictions is discussed further below.

Accepted Funds. The currently available Accepted Funds are listed in **APPENDIX N**. No rebalancing is necessary when contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days' notice to you. If a change is made, the change will apply to contract value allocated to such funds after the date of the change.

Fixed Allocation Funds. The currently available Fixed Allocation Funds are listed in **APPENDIX N**. You may allocate your contract value to one or more Fixed Allocation Funds. We consider the Voya Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than the required specified percentage of the total contract value allocated among the Fixed Allocation Funds and Other Funds on any Voya LifePay Plus Rebalancing Date (30%; 40% with the Income Optimizer), we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that the required specified percentage of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a proportional basis from the Other Funds to the Fixed Allocation Funds and will be the last transaction processed on that date. The Voya LifePay Plus Rebalancing Dates occur on the rider effective date and each quarterly contract anniversary. Also, after the following transactions:
- Receipt of additional premiums;
- Transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
- Withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. **See "APPENDIX H –** *Examples of Fixed Allocation Funds Automatic Rebalancing***."** You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in it. **See "APPENDIX H –** *Examples of Fixed Allocation Funds Automatic Rebalancing***, Example I." By electing to purchase the Voya LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the Voya LifePay Plus rider if you do not wish to have your contract value reallocated in this manner.**

Death of Owner or Annuitant. The Voya LifePay Plus rider terminates (with the rider's charges pro-rated) on the date of death of the owner (or in the case of joint owners, the first owner), or the annuitant if there is a non-natural owner. Also, a Voya LifePay Plus rider that is in Lifetime Automatic Periodic Benefit Status terminates on the date of the annuitant's death.

Voya LifePay Plus Death Benefit Base. The Voya LifePay Plus rider has a death benefit that is payable upon the owner's death only when the Voya LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The Voya LifePay Plus Death Benefit Base is first calculated when you purchase the Voya LifePay Plus rider: (1) on the contract date – equal to the initial premium; or (2) after the contract date – equal to the contract value on the rider effective date.

The Voya LifePay Plus Death Benefit Base is increased by the dollar amount of any subsequent premiums and subject to any withdrawal adjustments. The Voya LifePay Plus Death Benefit Base is reduced by the dollar amount of any withdrawals for payment of third-party investment advisory fees before the Lifetime Withdrawal Phase begins, and for any withdrawals once the Lifetime Withdrawal Phase begins that are not Excess Withdrawals, including withdrawals for payment of third-party investment advisory fees. The Voya LifePay Plus Death Benefit Base is subject to a proportional reduction for an Excess Withdrawal. **Please see "Voya LifePay Plus Base – Withdrawals and Excess Withdrawals" above for more information.**

There is no additional charge for the death benefit associated with the Voya LifePay Plus rider. Please note that the Voya LifePay Plus Death Benefit Base is not eligible to participate in Annual Ratchets or Step-ups.

In the event the Voya LifePay Plus Death Benefit Base is greater than zero when the Voya LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, each periodic payment reduces the Voya LifePay Plus Death Benefit Base dollar for dollar until the earlier date of the Voya LifePay Plus Death Benefit Base being reduced to zero or the annuitant's death. Upon the annuitant's death, any remaining Voya LifePay Plus death benefit is payable to the beneficiary in a lump sum.

Spousal Continuation. If the surviving spouse of the deceased owner continues the Contract **(see "DEATH BENEFIT CHOICES – Continuation After Death – Spouse")**, the rider will also continue, provided the spouse becomes the annuitant and sole owner. At the time the Contract is continued, the Voya LifePay Plus Base is recalculated to equal the contract value, inclusive of the guaranteed death benefit – UNLESS the continuing spouse is a joint owner and the original annuitant, OR the Lifetime Withdrawal Phase has not yet begun. In this case, the Voya LifePay Plus Base is recalculated to equal the greater of: (1) the contract value, inclusive of the guaranteed death benefit; and (2) the last calculated Voya LifePay Plus Base, subject to proportional adjustment for any withdrawals before spousal continuation. Regardless, the Voya LifePay Plus rider's guarantees resume on the next quarterly contract anniversary following spousal continuation. Any withdrawals after spousal continuation of the Contract but before the Voya LifePay Plus rider's guarantees resume are Excess Withdrawals. The Voya LifePay Plus rider remains eligible for the Annual Ratchet upon recalculation of the Voya LifePay Plus Base.

The Maximum Annual Withdrawal is also recalculated at the same time as the Voya LifePay Plus Base; however, there is no Maximum Annual Withdrawal upon spousal continuation until the Lifetime Withdrawal Phase begins on the date of the first withdrawal after spousal continuation, SO LONG AS the annuitant is age 59½. The Maximum Annual Withdrawal is recalculated to equal the applicable Maximum Annual Withdrawal Percentage, based on the new annuitant's age, multiplied by the Voya LifePay Plus Base. There is no adjustment to the Additional Withdrawal Amount upon spousal continuation of the Voya LifePay Plus rider for a Contract subject to the Required Minimum Distribution rules of the Tax Code. Any withdrawals before the owner's death and spousal continuation are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Please note, if the contract value on the previous business day is greater than the Voya LifePay Plus Base on the date the Lifetime Withdrawal Phase begins, then the Voya LifePay Plus Base will be set equal to that contract value before the Maximum Annual Withdrawal is first calculated. The rider will be eligible for any Step-ups that may remain, and the Step-up Tracker will be recalculated at the same time as the Voya LifePay Plus Base. Also, upon spousal continuation, the Voya LifePay Plus Death Benefit Base equals the Voya LifePay Plus Death Benefit Base before the owner's death, subject to any proportional adjustment for any withdrawals before spousal continuation of the rider.

In the event the Income Optimizer was elected, systematic installments of the Maximum Annual Withdrawal will continue, SO LONG AS the surviving spouse as annuitant is age 59½. The amount of these continuing payments may change since both the Voya LifePay Plus Base and the Maximum Annual Withdrawal are recalculated based on the new annuitant's age. The rider under the Income Optimizer will remain subject to the higher required specified percentage for allocations to the Fixed Allocation Funds, even if upon spousal continuation the Lifetime Withdrawal Phase has not yet begun, and there is no Maximum Annual Withdrawal, because the annuitant is not yet age 59½.

Contrary to the Voya Joint LifePay Plus rider, spousal continuation of the Voya LifePay Plus rider would likely NOT take effect at the same time as the Contract is continued. As noted above, the Voya LifePay Plus rider provides for spousal continuation on a quarterly contract anniversary (subject to the spouse becoming the annuitant and sole owner). So if you are concerned about the availability of benefits being interrupted with spousal continuation of the Voya LifePay Plus rider, you might instead want to purchase the Voya Joint LifePay Plus rider.

Change of Owner or Annuitant. The Voya LifePay Plus rider terminates (with the rider's charge assessed proportionally) upon any ownership change or change of annuitant, except for:
- Spousal continuation as described above;
- Change of owner from one custodian to another custodian;
- Change of owner from a custodian for the benefit of an individual to the same individual;
- Change of owner from an individual to a custodian for the benefit of the same individual;
- Collateral assignments;
- Change in trust as owner where the individual owner and the grantor of the trust are the same individual;
- Change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual;
- Change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual;
- Change of owner pursuant to a court order; and
- Change of qualified plan ownership to that of the beneficial owner.

Surrender Charges. Once the Lifetime Withdrawal Phase begins, your withdrawals within a contract year up to the Maximum Annual Withdrawal (and any applicable Additional Withdrawal Amount) are not subject to surrender charges. We waive any surrender charges otherwise applicable to your withdrawal in a contract year that is less than or equal to the Maximum Annual Withdrawal. Excess Withdrawals are subject to surrender charges, whether or not the Lifetime Withdrawal Phase has begun. Once your contract value is reduced to zero, any periodic payments under the Voya LifePay Plus rider would not be subject to surrender charges. Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted. **See APPENDIX G for examples.**

Loans. No loans are permitted on Contracts with the Voya LifePay Plus rider.

Taxation. For more information about the tax treatment of amounts paid to you under the Voya LifePay Plus Rider, **see "FEDERAL TAX CONSIDERATIONS – Tax Consequences of Living Benefits and Enhanced Death Benefits."**

Voya Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya Joint LifePay Plus") Rider. The Voya Joint LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of both you and your spouse, even if these withdrawals reduce your contract value to zero. You may wish to purchase this rider if you are married and concerned that you and your spouse may outlive your income.

Important Note:
We introduced the Voya Joint LifePay Plus rider on August 20, 2007, and launched changes to it on April 28, 2008, and January 12, 2009, subject to state approval where applicable. The below information pertains to the form of the Voya Joint LifePay Plus rider which was available for sale May 1, 2009, through March 15, 2010, in states where approved. ***If this form of the Voya Joint LifePay Plus rider was not approved for sale in your state when you purchased the rider, then please see APPENDIX J for the information about the form of the Voya Joint LifePay Plus rider which was available to you.***

Eligibility. The Voya Joint LifePay Plus rider is only available for purchase by individuals who are married at the time of purchase (spouses) and eligible to elect spousal continuation (as defined by the Tax Code) of the Contract when the death benefit becomes payable, subject to the owner, annuitant and beneficiary requirements below. The maximum issue age is 80. Both spouses must meet the issue age requirement. The issue age is the age of each owner on the rider effective date. The Voya Joint LifePay Plus rider is not available for purchase with the Max 7 Enhanced Death Benefit. The Voya Joint LifePay Plus rider is subject to broker/dealer availability. **Please note that the Voya Joint LifePay Plus rider will not be issued unless the required owner, annuitant and beneficiary designations are met, and until your contract value is allocated in accordance with the investment option restrictions described in "Investment Option Restrictions," below.**

The Voya Joint LifePay Plus rider is no longer available for purchase, including purchase by owners of existing Contracts. Previously, Contracts issued on and after November 1, 2004, were eligible for the Voya Joint LifePay Plus rider, subject to the conditions, requirements and limitations of the prior paragraph. Such Contracts must not already have had a living benefit rider. There is an election form for this purpose. Please contact Customer Service for more information.

Owner, Annuitant and Beneficiary Designations. For nonqualified Contracts: (1) joint owners must be spouses, and one of the owners the annuitant; and (2) for a Contract with only one owner, the owner's spouse must be the sole primary beneficiary. For qualified Contracts, there may only be one owner who must also be the annuitant, and then the owner's spouse must also be the sole primary beneficiary. Non-natural, custodial owners are only allowed with IRAs. Owner and beneficiary designations for custodial IRAs must be the same as for any other qualified Contract. The annuitant must be the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and owner's spouse. We do not maintain individual owner and beneficiary designations for custodial IRAs. We reserve the right to verify the date of birth and social security number of both spouses.

Rider Effective Date. The rider effective date is the date that coverage under the Voya Joint LifePay Plus rider begins. If you purchase the Voya Joint LifePay Plus rider when the Contract is issued, the rider effective date is also the contract date. If the Voya Joint LifePay Plus rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date.

Active Spouse. An Active Spouse is the person (people) upon whose life and age the guarantees are calculated under the Voya Joint LifePay Plus rider. There must be two Active Spouses when you purchase the Voya Joint LifePay Plus rider, who are married to each other and either are joint owners, or for a Contract with only one owner, the spouse must be the sole primary beneficiary. You cannot add an Active Spouse after the rider effective date. In general, changes in ownership of the Contract, the annuitant and/or beneficiary would result in one spouse being deactivated (the spouse is thereafter inactive). An inactive spouse is **not** eligible to exercise any rights or receive any benefits under the Voya Joint LifePay Plus rider, including continuing the Voya Joint LifePay Plus rider upon spousal continuation of the Contract. Once an Active Spouse is deactivated, the spouse may not become an Active Spouse again. Specific situations that would result in a spouse being deactivated include:

- For nonqualified Contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the Contract), or the change of one joint owner to a person other than an Active Spouse;
- For nonqualified Contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA Contracts (including custodial IRAs), the addition of a joint owner who is not also an Active Spouse or any change of beneficiary (including the addition of primary beneficiaries); or
- The spouse's death.

An owner may also request that a spouse be deactivated. Both owners must agree when there are joint owners. **However, all charges for the Voya Joint LifePay Plus rider would continue to apply, even after a spouse is deactivated, regardless of the reason. So please be sure to understand the impact of any beneficiary or owner changes on the Voya Joint LifePay Plus rider before requesting any changes.** Also, please note that a divorce terminates the ability of an ex-spouse to continue the Contract. **See "Divorce" below for more information.**

No Cancellation. Once you purchase the Voya Joint LifePay Plus rider, you may not cancel it unless you: (1) cancel the Contract during the Contract's free look period; (2) surrender the Contract; (3) begin the income phase and start receiving annuity payments; or (4) otherwise terminate the Contract pursuant to its terms. These events automatically cancel the Voya Joint LifePay Plus rider.

Termination. The Voya Joint LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you and your spouse while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you: (1) terminate your Contract pursuant to its terms during the accumulation phase, surrender your Contract, or begin receiving income phase payments in lieu of payments under the Voya Joint LifePay Plus rider; or (2) die during the accumulation phase (first owner to die if there are multiple contract owners, or death of annuitant if the contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract (and your spouse is an Active Spouse). The Voya Joint LifePay Plus rider also terminates with a change in contract ownership (other than a spousal beneficiary continuation your death by an Active Spouse). Other circumstances that may cause the Voya Joint LifePay Plus rider to terminate automatically are discussed below.

Highlights. *This paragraph introduces the terminology of the Voya Joint LifePay Plus rider and how its components generally work together. Benefits and guarantees are subject to the terms, conditions and limitations of the Voya Joint LifePay Plus rider. More detailed information follows below, with the capitalized words that are underlined indicating headings for ease of reference.* The Voya Joint LifePay Plus rider guarantees an amount available for withdrawal from the Contract in any contract year once the Lifetime Withdrawal Phase begins – we use the Voya LifePay Plus Base as part of the calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is available for withdrawals at your discretion or systematic withdrawals pursuant to the terms of the Contract. Also, the Voya Joint LifePay Plus rider offers the Income Optimizer. The guarantee continues when the Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, at which time we will pay you periodic payments in an annual amount equal to the Maximum Annual Withdrawal (since contract value would be zero) until the last Active Spouse's death. The Voya LifePay Plus Base is eligible for Annual Ratchets and Step-ups, and subject to adjustment for any Excess Withdrawals. The Voya Joint LifePay Plus rider has an allowance for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that would otherwise be Excess Withdrawals. The Voya Joint LifePay Plus rider has a death benefit that is payable upon the owner's death only when the Voya LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The Voya Joint LifePay Plus rider allows for spousal continuation.

Voya LifePay Plus Base. The Voya LifePay Plus Base is first calculated when you purchase the Voya Joint LifePay Plus rider: on the contract date – equal to the initial premium; or after the contract date – equal to the contract value on the effective date of the rider.

The Voya LifePay Plus Base is increased, dollar for dollar, by any subsequent premiums. We refer to the Voya LifePay Plus Base as the MGWB Base in the Voya Joint LifePay Plus rider.

Withdrawals and Excess Withdrawals. Once the Lifetime Withdrawal Phase begins, withdrawals within a contract year up to the Maximum Annual Withdrawal, including for payment of third-party investment advisory fees, have no impact on the Voya LifePay Plus Base. These withdrawals will not incur surrender charges or a negative Market Value Adjustment associated with any Fixed Account Allocations.

Say, for example, the current contract value is $90,000 on a Contract with the Voya Joint LifePay Plus rider in the Lifetime Withdrawal Phase. The Voya LifePay Plus Base is $100,000, and the Maximum Annual Withdrawal is $5,000. Even though a withdrawal of $5,000 would reduce the contract value to $85,000, the Voya LifePay Plus Base would remain at its current level (as would the Maximum Annual Withdrawal as well) since the withdrawal did not exceed the Maximum Annual Withdrawal. See below for more information about the Maximum Annual Withdrawal.

An Excess Withdrawal is a withdrawal either before the Lifetime Withdrawal Phase begins (except for payment of third-party investment advisory fees), or once the Lifetime Withdrawal Phase begins, any portion of a withdrawal during a contract year that exceeds the Maximum Annual Withdrawal. An Excess Withdrawal will cause a proportional reduction of the Voya LifePay Plus Base – in the same proportion as contract value is reduced by the portion of the withdrawal that is considered excess, inclusive of surrender charges, or Market Value Adjustment associated with any Fixed Account Allocations (rather than the total amount of the withdrawal). An Excess Withdrawal will also cause the Maximum Annual Withdrawal to be recalculated. **See APPENDIX H, Illustrations 1, 2 and 6 for examples of the consequences of an Excess Withdrawal.**

Please note that any withdrawals before the rider effective date in the same contract year when the Voya Joint LifePay Plus rider is added after contract issue are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Annual Ratchet. The Voya LifePay Plus Base is recalculated on each contract anniversary – to equal the greater of: (1) the current Voya LifePay Plus Base; or (2) the current contract value. We call this recalculation the Annual Ratchet.

Once the Lifetime Withdrawal Phase begins, we reserve the right to increase the charge for the Voya Joint LifePay Plus rider upon the Annual Ratchet. You will never pay more than new issues of the Voya Joint LifePay Plus rider, subject to the maximum annual charge, and we promise not to increase the charge for your first five contract years. We will notify you in writing not less than 30 days before a charge increase. You may avoid the charge increase by canceling the forthcoming Annual Ratchet. Our written notice will outline the procedure you will need to follow to do so. Please note, however, from then on the Voya LifePay Plus Base would no longer be eligible for **any** Annual Ratchets, so the Maximum Annual Withdrawal Percentage would not be eligible to increase. More information about the Maximum Annual Withdrawal Percentages is below under "Maximum Annual Withdrawal." Our written notice will also remind you of the consequences of canceling the forthcoming Annual Ratchet.

Step-up. The Voya LifePay Plus Base is recalculated on each of the first ten contract anniversaries after the rider effective date, SO LONG AS you took no withdrawals during the preceding contract year – to equal the greatest of: (1) the current Voya LifePay Plus Base; (2) the current contract value; and (3) the Voya LifePay Plus Base on the previous contract anniversary, increased by the Step-up.

The amount of the Step-up is the product of the Step-up Tracker on the previous contract anniversary times the Step-up percent, currently 6%. The Step-up Tracker is only used to calculate the amount of the Step-up. Initially, it equals the Voya LifePay Plus Base. Any premiums received during a contract year are added to the Step-up Tracker and eligible for a partial Step-up. Any withdrawals for payment of third-party investment advisory fees are subtracted from the Step-up. Like the Voya LifePay Plus Base, the Step-up Tracker is eligible for Annual Ratchets and subject to a proportional adjustment for any Excess Withdrawals.

Please note that no partial Step-up is available in the first year after you purchase this rider post issue of the Contract. Your first opportunity for a Step-up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date. Say, for example, that with a Contract purchased on January 1, 2007, the contract owner decides to add the Voya Joint LifePay Plus rider on March 15, 2007. The rider effective date is April 1, 2007, which is the date of the Contract's next following quarterly contract anniversary. Because on January 1, 2008 a full contract year will not have elapsed since the rider effective date, the Voya LifePay Plus Base will not be eligible for a step-up. Rather, the first opportunity for a step-up with this Contract is on January 1, 2009.

Lifetime Withdrawal Phase. The Lifetime Withdrawal Phase begins on the date of your first withdrawal (except those for payment of third-party investment advisory fees), SO LONG AS the youngest Active Spouse is age 59½. On this date, the Voya LifePay Plus Base is recalculated to equal the greater of the current Voya LifePay Base or the contract value on the previous business day. The Lifetime Withdrawal Phase will continue until the earliest of:
- The date annuity payments begin **(see "THE ANNUITY OPTIONS")**;
- Reduction of the contract value to zero by an Excess Withdrawal;
- Reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;
- Surrender of the Contract;
- The death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary is an Active Spouse who elects to continue the Contract; or
- The last Active Spouse dies.

The Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status in the event contract value is reduced to zero other than by an Excess Withdrawal. **Please see "Lifetime Automatic Periodic Benefit Status" below for more information.**

Maximum Annual Withdrawal. The Maximum Annual Withdrawal is the amount that the Voya Joint LifePay Plus rider guarantees to be available for withdrawal from the Contract in any contract year. The Maximum Annual Withdrawal is first calculated when the Lifetime Withdrawal Phase begins and equals the applicable Maximum Annual Withdrawal Percentage, based on the younger Active Spouse's age, multiplied by the Voya LifePay Plus Base.

The Maximum Annual Withdrawal Percentages are:

	Ages
4%	59½ to 64
5%	65 to 75
6%	76 to 79
7%	80+

The Maximum Annual Withdrawal is thereafter recalculated whenever the Voya LifePay Plus Base is recalculated, for example, upon the Annual Ratchet or a Step-up. Also, the Maximum Annual Withdrawal Percentage can increase with the Annual Ratchet as the younger Active Spouse grows older.

In the event on the date the Lifetime Withdrawal Phase begins the contract value on the previous business day is greater than the Voya LifePay Plus Base, then before the Maximum Annual Withdrawal is first calculated, the Voya LifePay Plus Base will be set equal to that contract value. The greater the Voya LifePay Plus Base, the greater the amount guaranteed to be available to you for withdrawals under the Voya Joint LifePay Plus rider in calculating the Maximum Annual Withdrawal for the first time.

Income Optimizer. The Voya Joint LifePay Plus rider offers the option to elect to receive the Maximum Annual Withdrawal in systematic installments over the lives of both Active Spouses. We call this option the Income Optimizer. You may elect the Income Optimizer during the Lifetime Withdrawal Phase. This election is in lieu of the Contract's other annuity options, and these payments will be subject to the same tax treatment as an annuity payment. The Income Optimizer is only available on nonqualified Contracts.

The frequency of payments under the Income Optimizer may be annual, quarterly or monthly. While you are receiving payments under the Income Optimizer, the Voya LifePay Plus Base remains eligible for Annual Ratchets. Your Contract may still have a contract value and death benefit. Spousal continuation of payments under the Income Optimizer is permitted. Any withdrawals in excess of the Maximum Annual Withdrawal are Excess Withdrawals that would cause a proportional reduction of the Voya LifePay Plus Base, as well as a reduction of the Maximum Annual Withdrawal.

Your election is subject to restrictions – you may not: (1) revoke your election; (2) add on premiums; (3) exchange the Contract; (4) annuitize the Contract; or (5) change ownership (except as permitted under "Change of Owner or Annuitant" below). Once you choose the frequency of payments, you may not change it. Also, the specified percentage of your contract value required to be allocated to Fixed Allocation Funds is higher, and the investment options available for this purpose are limited. **Please see "Investment Option Restrictions" below for the details. You may surrender your Contract at any time.**

Payments under the Income Optimizer will continue until the Terminal Date, at which time you waive any remaining contract value and death benefit and the Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status. The Terminal Date is the contract anniversary following the youngest Active Spouse's 95th birthday. Alternatively, you may wish to extend the Terminal Date to the contract anniversary following the youngest Active Spouse's 115th birthday in order to liquidate your contract value that may remain before the Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status. Regardless, your payments of the Maximum Annual Withdrawal will continue during the Lifetime Automatic Periodic Benefit Status until the death of the last Active Spouse. We will notify you in writing in advance of the Terminal Date to remind you of this alternative and how to extend the Terminal Date.

Lifetime Income Annuity Option. In the event the Contract's annuity commencement date is reached while the Voya Joint LifePay Plus rider is in the Lifetime Withdrawal Phase, you may elect a life only annuity option, in lieu of the Contract's other annuity options. Payments under this option will be joint life if both Active Spouses are living, or for the life of the only Active Spouse, and are based on the minimum annual payment factors for each $1,000 reflected in the rider data table. Also, these payments will never be less than the same frequency of payments of the Maximum Annual Withdrawal at that time. **For more information about the Contract's annuity options, see "THE ANNUITY OPTIONS."**

Required Minimum Distributions. The Voya Joint LifePay Plus rider allows for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that exceed the Maximum Annual Withdrawal without causing a proportional reduction of the Voya LifePay Plus Base and recalculation of the Maximum Annual Withdrawal. If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, then an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal. Once you have taken the Maximum Annual Withdrawal for the then current contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year – without constituting an Excess Withdrawal. **See APPENDIX H, Illustration 3 for an example.**

Withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts are Excess Withdrawals that will cause a proportional reduction of the Voya LifePay Plus Base and the Maximum Annual Withdrawal to be recalculated. **See APPENDIX H, Illustration 5 for an example of the consequences of an Excess Withdrawal with an Additional Withdrawal Amount.** The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any amount remaining will expire. **See APPENDIX H, Illustration 4 for an example of the Additional Withdrawal Amount being carried over. Please note that there is no adjustment to the Additional Withdrawal Amount for Annual Ratchets or upon spousal continuation of the Voya Joint LifePay Plus Rider.**

Lifetime Automatic Periodic Benefit Status. The Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status when your contract value is reduced to zero other than by an Excess Withdrawal. (A withdrawal in excess of the Maximum Annual Withdrawal that causes your contract value to be reduced to zero will terminate the Voya Joint LifePay Plus rider.) You will no longer be entitled to make withdrawals, but instead will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal. When the rider enters Lifetime Automatic Periodic Benefit Status: (1) the Contract will provide no further benefits (including death benefits) other than as provided under the Voya Joint LifePay Plus rider; (2) no further premium payments will be accepted; and (3) any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the last Active Spouse at which time both the rider and the Contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the last Active Spouse's death.

If when the Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the first contract anniversary following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

In the event contract value is reduced to zero before the Lifetime Withdrawal Phase begins, Lifetime Automatic Periodic Benefit Status is deferred until the contract anniversary on or after the youngest Active Spouse is age 59½. During this time, the Voya Joint LifePay Plus rider's death benefit remains payable upon the last Active Spouse's death. Also, the Voya LifePay Plus Base remains eligible for Step-ups. Once the Voya Joint LifePay Plus rider enters the Lifetime Automatic Periodic Benefit Status, periodic payments will begin in an annual amount equal to the applicable Maximum Annual Withdrawal Percentage, based on the youngest Active Spouse's age, multiplied by the Voya LifePay Plus Base. If an Active Spouse were to die while Lifetime Automatic Periodic Benefit Status is deferred, then when the Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, and the annual amount of the periodic payments, would be based on the remaining Active Spouse's age.

You may elect to receive systematic withdrawals pursuant to the terms of the Contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your Contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made annually, then the payments will be made on the next business day following each contract anniversary.

Investment Option Restrictions. While the Voya Joint LifePay Plus rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to investment portfolios other than Accepted Funds will be rebalanced so as to maintain at least the required specified percentage of such contract value in the Fixed Allocation Funds, which is 30%; 40% with the Income Optimizer. **See "Fixed Allocation Funds Automatic Rebalancing," below.** We have these investment option restrictions to lessen the likelihood we would have to make payments under with this rider. We require this allocation regardless of your investment instructions to the Contract. The Voya Joint LifePay Plus rider will not be issued until your contract value is allocated in accordance with these investment option restrictions. The timing of when and how we apply these investment option restrictions is discussed further below.

Accepted Funds. The currently available Accepted Funds are listed in **APPENDIX N**. No rebalancing is necessary when contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days' notice to you. If a change is made, the change will apply to contract value allocated to such funds after the date of the change.

Fixed Allocation Funds. The currently available Fixed Allocation Funds are listed in **APPENDIX N**. You may allocate your contract value to one or more Fixed Allocation Funds. We consider the Voya Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than the required specified percentage of the total contract value allocated among the Fixed Allocation Funds and Other Funds on any Voya Joint LifePay Plus Rebalancing Date (30%; 40% with the Income Optimizer), we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that the required specified percentage of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing.

Rebalancing. Any rebalancing is done proportionally from the Other Funds to the Fixed Allocation Funds and will be the last transaction processed on that date. The Voya Joint LifePay Plus Rebalancing Dates occur on the rider effective date and each quarterly contract anniversary. Also, after the following transactions:
- Receipt of additional premiums;
- Transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
- Withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. **See "APPENDIX I – *Examples of Fixed Allocation Funds Automatic Rebalancing*."** You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in it. **See "APPENDIX I – *Examples of Fixed Allocation Funds Automatic Rebalancing*, Example I." By electing to purchase the Voya Joint LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the Voya Joint LifePay Plus rider if you do not wish to have your contract value reallocated in this manner.**

Divorce. Generally, in the event of divorce, the spouse who retains ownership of the Contract will continue to be entitled to all rights and benefits of the Voya Joint LifePay Plus rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during the Lifetime Withdrawal Phase, the Voya Joint LifePay Plus rider would continue until the owner's death (first owner in the case of joint owners, or annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the Voya Joint LifePay Plus rider cannot be continued by the new spouse. As a result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal would be considered a withdrawal for purposes of the Voya LifePay Plus Base. **See "Voya LifePay Plus Base – Withdrawals and Excess Withdrawals" above.** In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change in the amount of your periodic payments. Payments will continue until both spouses are deceased.

Death of Owner or Annuitant. The Voya Joint LifePay Plus rider terminates (with the rider's charges pro-rated) on the earlier of the date of death of the last Active Spouse, or when the surviving spouse decides not to continue the Contract.

Voya LifePay Plus Death Benefit Base. The Voya Joint LifePay Plus rider has a death benefit that is payable upon the first owner's death only when the Voya LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The Voya LifePay Plus Death Benefit Base is first calculated when you purchase the Voya Joint LifePay Plus rider: (1) on the contract date – equal to the initial premium; or (2) after the contract date – equal to the contract value on the rider effective date.

The Voya LifePay Plus Death Benefit Base is increased by the dollar amount of any subsequent premiums and subject to any withdrawal adjustments. The Voya LifePay Plus Death Benefit Base is reduced by the dollar amount of any withdrawals for payment of third-party investment advisory fees before the Lifetime Withdrawal Phase begins, and for any withdrawals once the Lifetime Withdrawal Phase begins that are not Excess Withdrawals, including withdrawals for payment of third-party investment advisory fees. The Voya LifePay Plus Death Benefit Base is subject to a proportional reduction for an Excess Withdrawal. **Please see "Voya LifePay Plus Base – Withdrawals and Excess Withdrawals" above for more information.**

There is no additional charge for the death benefit associated with the Voya Joint LifePay Plus rider. Please note that the Voya LifePay Plus Death Benefit Base is not eligible to participate in Annual Ratchets or Step-ups.

In the event the Voya LifePay Plus Death Benefit Base is greater than zero when the Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, each periodic payment reduces the Voya LifePay Plus Death Benefit Base dollar for dollar until the earlier date of the Voya LifePay Plus Death Benefit Base being reduced to zero or the last Active Spouse's death. Upon the last Active Spouse's death, any remaining Voya LifePay Plus death benefit is payable to the beneficiary in a lump sum.

Spousal Continuation. If the surviving spouse of the deceased owner continues the Contract **(see "DEATH BENEFIT CHOICES – Continuation After Death – Spouse")**, the rider will also continue, SO LONG AS the surviving spouse in an Active Spouse. At that time the Voya LifePay Plus Base is recalculated to equal the greater of: (1) the contract value, inclusive of the guaranteed death benefit; and (2) the last calculated Voya LifePay Plus Base, subject to proportional adjustment for any withdrawals before spousal continuation.

The Maximum Annual Withdrawal is also recalculated; however, there is no Maximum Annual Withdrawal upon spousal continuation until the Lifetime Withdrawal Phase begins on the date of the first withdrawal after spousal continuation, SO LONG AS the last Active Spouse is age 59½. The Maximum Annual Withdrawal is recalculated to equal the applicable Maximum Annual Withdrawal Percentage, based on the last Active Spouse's age, multiplied by the Voya LifePay Plus Base. There is no adjustment to the Additional Withdrawal Amount upon spousal continuation of the Voya Joint LifePay Plus rider for a Contract subject to the Required Minimum Distribution rules of the Tax Code. Any withdrawals before the owner's death and spousal continuation are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Please note, if the contract value on the previous business day is greater than the Voya LifePay Plus Base on the date the Lifetime Withdrawal Phase begins, then the Voya LifePay Plus Base will be set equal to that contract value before the Maximum Annual Withdrawal is first calculated. The rider will be eligible for any Step-ups that may remain, and the Step-up Tracker will be recalculated at the same time as the Voya LifePay Plus Base. Also, upon spousal continuation, the Voya LifePay Plus Death Benefit Base equals the Voya LifePay Plus Death Benefit Base before the owner's death, subject to any proportional adjustment for any withdrawals before spousal continuation of the rider.

Change of Owner or Annuitant. The Voya Joint LifePay Plus rider terminates (with the rider's charge pro-rated) upon an ownership change or change of annuitant, except for:

- Spousal continuation as described above;
- Change of owner from one custodian to another custodian;
- Change of owner from a custodian for the benefit of an individual to the same individual (owner's spouse must be named sole primary beneficiary to remain an Active Spouse);
- Change of owner from an individual to a custodian for the benefit of the same individual;
- Collateral assignments;
- For nonqualified Contracts only, the addition of a joint owner, provided the added joint owner is the original owner's spouse and is an Active Spouse when added as a joint owner;
- For nonqualified Contracts only, the removal of a joint owner, provided the removed joint owner is an Active Spouse and becomes the sole primary beneficiary; and
- Change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner, provided both spouses are Active Spouses at the time of the change.

Surrender Charges. Once the Lifetime Withdrawal Phase begins, your withdrawals within a contract year up to the Maximum Annual Withdrawal (and any applicable Additional Withdrawal Amount) are not subject to surrender charges. We waive any surrender charges otherwise applicable to your withdrawal in a contract year that is less than or equal to the Maximum Annual Withdrawal. Excess Withdrawals are subject to surrender charges, whether or not the Lifetime Withdrawal Phase has begun. Once your contract value is reduced to zero, any periodic payments under the Voya Joint LifePay Plus rider would not be subject to surrender charges. Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted. **See APPENDIX H for examples.**

Loans. No loans are permitted on Contracts with the Voya Joint LifePay Plus rider.

Taxation. For more information about the tax treatment of amounts paid to you under the Voya Joint LifePay Plus Rider, see "**FEDERAL TAX CONSIDERATIONS** – Tax Consequences of Living Benefits and Enhanced Death Benefits."

WITHDRAWALS

Except under certain qualified Contracts, you may withdraw all or part of your money any time during the accumulation phase and before the death of the contract owner. If you request a withdrawal for more than 90% of the cash surrender value and the remaining cash surrender value after the withdrawal is less than $2,500, we will treat it as a request to surrender the Contract. If any single withdrawal or the sum of withdrawals exceeds the Free Withdrawal Amount, you will incur a surrender charge. The Free Withdrawal Amount is the total of (1) your cumulative earnings (which is your contract value less premium payments received and prior withdrawals); and (2) 10% of premium payments not previously withdrawn received within eight years prior to the date of the withdrawal.

You need to submit to us a request specifying the Fixed Interest Allocations or subaccounts from which to withdraw amounts, otherwise we will make the withdrawal proportionally from all of the subaccounts in which you are invested. If there is not enough contract value in the subaccounts, we will deduct the balance of the withdrawal from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until we have honored your request. We will apply a Market Value Adjustment to any withdrawal from your Fixed Interest Allocation taken more than 30 days before its maturity date. Definitive guidance on the proper federal tax treatment of the Market Value Adjustment has not been issued. You may want to discuss the potential tax consequences of a Market Value Adjustment with your tax and/or legal adviser. We will determine the contract value as of the close of business on the day we receive your withdrawal request at Customer Service. The contract value may be more or less than the premium payments made.

If any limitation allocations to the Restricted Funds has been exceeded, subsequent withdrawals must be taken so that the percentage of contract value in the Restricted Funds following the withdrawal would not be greater than the percentage of contract value in the Restricted Funds prior to the withdrawal. So in this event, you would either need to take your withdrawal from the Restricted Funds or proportionally from all variable subaccounts.

Please be aware that the benefit we pay under certain optional benefit riders may be reduced by any withdrawals you take while the optional benefit rider is in effect. Withdrawals may be subject to taxation and tax penalties.

We offer the following three withdrawal options:

Regular Withdrawals

After the free look period, you may make regular withdrawals. Each withdrawal must be a minimum of $100. We will apply a Market Value Adjustment to any regular withdrawal you take from a Fixed Interest Allocation more than 30 days before its maturity date. **See APPENDIX C for more information the application of Market Value Adjustment.**

Systematic Withdrawals

You may choose to receive automatic, systematic withdrawal (1) from the contract value in the subaccounts in which you are invested or (2) from the interest earned in your Fixed Interest Allocations. You may not elect the systematic withdrawal option if you are taking IRA withdrawals. Systematic withdrawals may be taken monthly, quarterly or annually. If you have contract value allocated to one or more Restricted Funds, and you elect to receive systematic withdrawals from the subaccounts in which you are invested, the systematic withdrawals must be taken proportionally from all subaccounts in which contract value is invested. If you do not have contract value allocated to a Restricted Fund and choose systematic withdrawals on a nonproportional basis, we will monitor the withdrawals annually. If you subsequently allocate contract value to one or more Restricted Funds, we will require you to take your systematic withdrawals proportionally from all subaccounts in which contract value is invested. There is no additional charge for this feature.

You decide the date on which you would like your systematic withdrawals to start. This date must be at least 30 days after the contract date and no later than the 28th day of the month. Subject to these rules, if you have not indicated the date, your systematic withdrawals will occur on the next business day after your Contract Date (or the monthly or quarterly anniversary thereof) for your desired frequency.

Each systematic withdrawal amount must be a minimum of $100. The amount of your systematic withdrawal can either be (1) a fixed dollar amount; or (2) an amount based on a percentage of the premiums not previously withdrawn from the subaccounts in which you are invested. Both forms of systematic withdrawals are subject to the applicable maximum as shown below, which is calculated on each withdrawal date:

Frequency	Maximum Percentage of Premiums not Previously Withdrawn
Monthly	0.83%
Quarterly	2.50%
Annually	10.00%

A fixed dollar systematic withdrawal of less than $100 on any withdrawal date will terminate your systematic withdrawal. Your fixed dollar systematic withdrawals will never exceed the maximum percentage. If you want fixed dollar systematic withdrawals to exceed the maximum percentage and are willing to incur associated surrender charges, consider the Fixed Dollar Systematic Withdrawal Feature discussed below which you may add to your regular fixed dollar systematic withdrawal program.

If your systematic withdrawal is based on a percentage of the premiums not previously withdrawn from the subaccounts in which you are invested, and the amount to be withdrawn based on that percentage would be less than $100, we will contact you to seek alternative instructions. Unless you provide instructions, if the systematic withdrawal would exceed the maximum percentage, we will send the amount, and then automatically cancel your systematic withdrawal option.

We limit systematic withdrawals from Fixed Interest Allocations to interest earnings during the prior month, quarter, or year, depending on the frequency you chose. Systematic withdrawals are not subject to a Market Value Adjustment, unless you have added the Fixed Dollar Systematic Withdrawal Feature discussed below and the payments exceed interest earnings. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(q) and 72(t) distributions. A Fixed Interest Allocation may not participate in both the systematic withdrawal option and the dollar cost averaging program at the same time.

You may change the amount or percentage of your systematic withdrawal once each contract year or cancel this option at any time by sending satisfactory notice to Customer Service at least seven days before the next scheduled withdrawal date. If you submit a subsequent premium payment after you have applied for systematic withdrawals, we will not adjust future withdrawals under the systematic withdrawal program unless you specifically request that we do so. The systematic withdrawal option may commence in a contract year where a regular withdrawal has been taken but you may not change the amount or percentage of your withdrawals in any contract year during which you have previously taken a regular withdrawal.

Subject to availability, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the beneficiary's lifetime ("stretch"). Stretch payments will be subject to the same limitations as systematic withdrawals, and nonqualified stretch payments will be reported on the same basis as other systematic withdrawals.

Fixed Dollar Systematic Withdrawal Feature

You may add the Fixed Dollar Systematic Withdrawal Feature to your regular fixed dollar systematic withdrawal program. This feature allows you to receive a systematic withdrawal in a fixed dollar amount in addition to your systematic withdrawal program regardless of any potential impact of surrender charges or Market Value Adjustments. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(q) and 72(t) distributions. You choose the amount of the fixed systematic withdrawals, which may total up to an annual maximum of 10% of your premium payments not previously withdrawn as determined on the day we receive your election of this feature. We will not recalculate the maximum limit when you make additional premium payments, unless you instruct us to do so. We will assess a surrender charge on the withdrawal date if the withdrawal exceeds the maximum limit as calculated on the withdrawal date. We will assess a Market Value Adjustment on the withdrawal date if the withdrawal from a Fixed Interest Allocation exceeds your interest earnings on the withdrawal date. We will apply the surrender charge and any Market Value Adjustment directly to your contract value (rather than to the withdrawal) so that the amount of each systematic withdrawal remains fixed.

Fixed dollar systematic withdrawals which are intended to satisfy the requirements of Section 72(q) or 72(t) of the Tax Code may exceed the maximum. Such withdrawals are subject to surrender charges and Market Value Adjustments when they exceed the applicable maximum percentage.

IRA Withdrawals

If you have a non-Roth IRA Contract and will be at least age 70½ during the current calendar year, you may elect to have distributions made to you to satisfy requirements imposed by federal tax law. IRA withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service ("IRS") rules governing mandatory distributions under qualified plans. We will send you a notice before your distributions commence. You may elect to take IRA withdrawals at that time, or at a later date. You may not elect IRA withdrawals and participate in systematic withdrawals at the same time. If you do not elect to take IRA withdrawals, and distributions are required by federal tax law, distributions adequate to satisfy the requirements imposed by federal tax law may be made. Thus, if you are participating in systematic withdrawals, distributions under that option must be adequate to satisfy the mandatory distribution rules imposed by federal tax law.

You choose the frequency of your IRA withdrawals (monthly, quarterly or annually) and the start date. This date must be at least 30 days after the contract date and no later than the 28th day of the month. Subject to these rules, if you have not indicated the date, your IRA withdrawals will occur on the next business day after your contract date for your desired frequency.

You may request us to calculate the amount you are required to withdraw from your Contract each year based on the information you give us and various choices you make. **For information regarding the calculation and choices you have, see the SAI.** Or, we will accept your written instructions regarding the calculated amount required to be withdrawn from your Contract each year. The minimum dollar amount you can withdraw is $100. When we determine the required IRA withdrawal amount for a taxable year based on the frequency you select, if that amount is less than $100, we will pay $100. At any time where the IRA withdrawal amount is greater than the contract value, we will cancel the Contract and send you the amount of the cash surrender value.

You may change the payment frequency of your IRA withdrawals once each contract year or cancel this option at any time by sending satisfactory notice to Customer Service at least seven days before the next scheduled withdrawal date.

An IRA withdrawal from a Fixed Interest Allocation in excess of the amount allowed under systematic withdrawals will be subject to a Market Value Adjustment and may be subject to surrender charge.

Consult your tax and/or legal adviser regarding the tax consequences associated with taking withdrawals. You are responsible for determining that withdrawals comply with applicable law. A withdrawal made before the taxpayer reaches age 59½ may result in a 10% penalty tax. **See "FEDERAL TAX CONSIDERATIONS" for more details.**

TRANSFERS AMONG YOUR INVESTMENTS (EXCESSIVE TRADING POLICY)

Between the end of the free look period and the annuity start date, you may transfer your contract value among the subaccounts in which you are invested and your Fixed Interest Allocations. We currently do not charge you for transfers made during a contract year, but reserve the right to charge for each transfer after the twelfth transfer in a contract year. **We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgment or in accordance with applicable law.** We will apply a Market Value Adjustment to transfers from a Fixed Interest Allocation taken more than 30 days before its maturity date, unless the transfer is made under the dollar cost averaging program. Keep in mind that transfers between Covered Funds, Special Funds and Excluded Funds and other investment portfolios may negatively impact your death benefit or rider benefits.

If you allocate contract value to an investment option that has been designated as a Restricted Fund, your ability to transfer contract value to the Restricted Fund may be limited. A transfer to the Restricted Funds will not be permitted to the extent that it would increase the contract value in the Restricted Fund to more than the applicable limits following the transfer. We do not limit transfers from Restricted Funds. If the result of multiple reallocations is to lower the percentage of total contract value in the Restricted Fund, the reallocation will be permitted even if the percentage of contract value in the Restricted Fund is greater than the limit.

Please be aware that the benefit we pay under an optional benefit rider may be affected by certain transfers you make while the rider is in effect. Transfers, including those involving Special Funds or Excluded Funds, may also affect your optional rider base. **See "LIVING BENEFIT RIDERS."**

The minimum amount that you may transfer is $100 or, if less, your entire contract value held in a subaccount or a Fixed Interest Allocation. To make a transfer, you must notify Customer Service and all other administrative requirements must be met. We will determine transfer values at the end of the business day on which we receive the transfer request at Customer Service. If we receive your transfer request after 4 p.m. eastern time or the close of regular trading of the NYSE, we will make the transfer on the next business day.

Separate Account B and the Company will not be liable for following instructions communicated by telephone or other approved electronic means that we reasonably believe to be genuine. We may require personal identifying information to process a request for transfer made over the telephone, over the internet or other approved electronic means. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions, even if appropriate identifying information is provided.

Limits on Frequent or Disruptive Transfers

The Contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should be aware that:**

- **We suspend the Electronic Trading Privileges, as defined below, of any individual or organization if we determine, in our sole discretion, that the individual's or organization's transfer activity is disruptive or not in the best interest of other owners of our variable insurance and retirement products; and**
- **Each underlying fund may limit or restrict fund purchases and we will implement any limitation or restriction on transfers to an underlying fund as directed by that underlying fund.**

Consequently, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the Contract.

Excessive Trading Policy. We and the other members of the Voya family of companies that provide multi-fund variable insurance and retirement products, have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:
- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:
- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:
- Purchases or sales of shares related to non-fund transfers (for example, new premium payments, withdrawals and loans);
- Transfers associated with any scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the Voya family of companies or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit ("VRU"), telephone calls to Customer Service, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip in the prior twelve month period will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of the warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those which involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

We do not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners or, as applicable, to all contract owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the Voya family of companies, either by prospectus or stated contract, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the Contract. Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the company is required to share information regarding contract owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner transactions, this information may include personal contract owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's transactions if the fund determines that the contract owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of premium or contract value to the fund or all funds within the fund family.

Dollar Cost Averaging

You may elect to participate in our dollar cost averaging program through either the Voya Government Liquid Assets Portfolio or a Fixed Interest Allocation, subject to availability, starting 30 days after the Contract Date. These investment options serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to the subaccounts you specify. There is no additional charge for dollar cost averaging. Dollar cost averaging is not available with automatic rebalancing and may be subject to limited availability with systematic withdrawals.

We also may offer dollar cost averaging Fixed Interest Allocations for durations of six months and one year, subject to availability, exclusively for use with the dollar cost averaging program.

The dollar cost averaging program is designed to lessen the impact of market fluctuation your investment. Since we transfer the same dollar amount to other subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

Dollar cost averaging requires a minimum monthly transfer amount of $100. We will transfer all your money allocated to that source account into the subaccount(s) you specify in equal payments over the relevant duration. The last payment will include earnings accrued over the duration. If you make an additional premium payment into a Fixed Interest Allocation subject to dollar cost averaging, the amount of your transfers under the dollar cost averaging program remains the same, unless you instruct us to increase the transfer amount.

Transfers under the dollar cost averaging program are not subject to a Market Value Adjustment. However, if you terminate the dollar cost averaging program for a DCA Fixed Interest Allocation and there is money remaining in the DCA Fixed Interest Allocation, we will transfer the remaining money to the Voya Government Liquid Assets Portfolio. Such transfer will trigger a Market Value Adjustment if the transfer is made more than 30 days before the maturity date of the DCA Fixed Interest Allocation.

If you do not specify to which subaccounts you want to transfer the dollar amount of the source account, we will transfer the money to the subaccounts in which you are invested on a proportional basis, subject to any fund purchase restrictions. The transfer date is the same day each month as your contract date. If, on any transfer date, your contract value in a source account is equal or less than the amount you have elected to have transferred, the entire amount will be transferred and the program will end. You may terminate the dollar cost averaging program at any time by sending satisfactory notice to Customer Service at least seven days before the next transfer date.

Transfers under the DCA program must be in compliance with the investment restrictions for the living benefit riders. If you set up DCA transfers that are not in compliance with such restrictions, the fixed allocation funds automatic rebalancing feature of those living benefit riders will automatically rebalance the amounts to bring them into compliance.

You are permitted to transfer contract value to a Restricted Fund, subject to the limitations described above in this section and in **"THE FUNDS – *Restricted Funds*."** Compliance with the individual and aggregate Restricted Fund limits will be reviewed when the dollar cost averaging program is established. Transfers under the dollar cost averaging program must be within those limits. We will not review again your dollar cost averaging election for compliance with the individual and aggregate limits for investment in the Restricted Funds except in the case of the transactions described below:

- **Amount added to source account:** If you add amounts to the source account which would increase the amount to be transferred under the dollar cost averaging program, we will review the amounts to be transferred to ensure that the individual and aggregate limits are not being exceeded. If such limits would be exceeded, we will require that the dollar cost averaging transfer amounts be changed to ensure that the transfers are within the limits based on the then-current allocation of contract value to the Restricted Fund(s) and the then-current value of the amount designated to be transferred to that Restricted Fund(s);
- **Additional premium paid:** Up to the individual Restricted Fund percentage limit may be allocated to a Restricted Fund. If you request more than the individual limit be allocated to a Restricted Fund, we will look at the aggregate limit, subtract the current allocation to Restricted Funds, and subtract the current value of amounts to be transferred under the dollar cost averaging program to Restricted Funds. The excess, if any, is the maximum that may be allocated proportionally to the Restricted Funds; and

- **Reallocation request is made while the dollar cost averaging program is active:** If the reallocation would increase the amount allocated to Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to Restricted Funds and less the current value of any remaining amounts to be transferred under the dollar cost averaging program to the Restricted Funds.

We may offer additional subaccounts or fixed interest allocations as part of or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program, stop offering dollar cost averaging Fixed Interest Allocations or otherwise modify, suspend or terminate this program. Such change will not affect any dollar cost averaging programs in operation at the time.

Automatic Rebalancing

If you have at least $10,000 of contract value invested in the subaccounts of Separate Account B, you may elect to have your investments in the subaccounts automatically rebalanced. Automatic rebalancing is not available if you participate in dollar cost averaging. Automatic rebalancing will not take place during the free look period. Automatic rebalancing is subject to any fund purchase restrictions; however, transfers made pursuant to automatic rebalancing do not count toward the 12-transfer limit on free transfers. There is no additional charge for this feature.

You are permitted to reallocate between Restricted and non-Restricted Funds, subject to the limitations described above, in this section and in **"THE FUNDS – *Restricted Funds*."** If the reallocation would increase the amount allocated to the Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to all Restricted Funds.

We will transfer funds under your Contract on a quarterly, semi-annual, or annual calendar basis among the subaccounts to maintain the investment blend of your selected subaccounts. The minimum size of any allocation must be in full percentage points. Rebalancing does not affect any amounts that you have allocated to Fixed Account II. The program may be used in conjunction with the systematic withdrawal option only if withdrawals are taken proportionally.

To participate in automatic rebalancing, send satisfactory notice to Customer Service. We will begin the program on the last business day of the period in which we receive the notice. You may cancel the program at any time. The program will automatically terminate if you choose to reallocate your contract value among the subaccounts or if you make an additional premium payment or partial withdrawal on other than proportionally. Additional premium payments and partial withdrawals made on a proportional basis will not cause the automatic rebalancing program to terminate.

The Company may change or discontinue the automatic rebalancing program at any time.

DEATH BENEFIT CHOICES

Death Benefit During the Accumulation Phase

During the accumulation phase, a death benefit (and earnings multiplier benefit, if elected) is payable when either the contract owner, or the first of joint owners or the annuitant (when a contract owner is not an individual) dies before the annuity start date. Assuming you are the contract owner, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the Contract. We calculate the death benefit value as of the close of the business day on which we receive written notice and due proof of death, as well as any required paperwork, at Customer Service ("claim date"). If your beneficiary wants to receive the death benefit on a date later than this, it may affect the amount of the benefit payable in the future. If there is a beneficiary who is not the spouse of the contract owner, the value of the death benefit may be allocated to the Fixed Interest Division and earn a fixed rate of interest from the claim date until the date of payment. If the spouse is the sole beneficiary of the contract owner, the value of the death benefit will remain allocated to the investment options in which contract value is allocated on the claim date and may be subject to market performance, positive or negative, from the claim date until the date of payment. The proceeds may be received in a single sum, applied to any of the annuity options, or, if available, paid over the beneficiary's lifetime. **See "*Systematic Withdrawals*," above.** A beneficiary's right to elect an annuity option or receive a lump-sum payment may have been restricted by the contract owner. If so, such rights or options will not be available to the beneficiary.

If we do not receive a request to apply the death benefit proceeds to an annuity option, we will make a single sum distribution. Subject to the conditions and requirements of state law, unless you elect otherwise, the distribution will generally be made into an interest bearing account, backed by our general account. **This account is not guaranteed by the FDIC and, as part of our general account, is subject to the claims of our creditors.** Beneficiaries that receive death benefit distributions through this account may access the entire proceeds at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and interest credited on the account may be less than under other settlement options. We will generally pay death benefit proceeds within seven days after Customer Service has received sufficient information to make the payment. **For information required distributions under federal income tax laws, you should see "Required Distributions Upon Contract Owner's Death."** At the time of death benefit election, the beneficiary may elect to receive the death benefit proceeds directly by check rather than through the draftbook feature of the interest bearing account by notifying Customer Service. Beneficiaries should carefully review all settlement and payment options available under the Contract and are encouraged to consult with a financial professional or tax and/or legal adviser before choosing a settlement or payment option.

You may choose one of the following Death Benefits: (1) the Standard Death Benefit; (2) the Annual Ratchet Enhanced Death Benefit; or (3) the Max 7 Enhanced Death Benefit. The Standard Death Benefit is available SO LONG AS both the annuitant and the Contract owner are age 80 or younger at the time of application. Availability of an Enhanced Death Benefit option plus a living benefit rider is subject to the following limitations:

Maximum Issue Age	Option	Additional Requirement
79	Annual Ratchet Enhanced Death Benefit	Voya LifePay Plus rider or Voya Joint LifePay Plus rider is also purchased.
75	Annual Ratchet Enhanced Death Benefit	All living benefit riders are available.
69	Max 7 Enhanced Death Benefit	No living benefit rider is available.

The maximum issue age applies to both the annuitant and contract owner at the time of application. The Max 7 Enhanced Death Benefit is not available for purchase with any living benefit rider. Also, the maximum issue age for a Contract with the Standard Death Benefit is limited to age 75 to purchase the MGIB rider.

Before May 1, 2009, the Max 7 Enhanced Death Benefit was available SO LONG AS both the contract owner and the annuitant (if the contract owner is not an individual) were age 79 or younger at the time of application AND you purchased the Voya LifePay Plus rider or Voya Joint LifePay Plus rider (or the version of the lifetime guaranteed withdrawal benefit rider available to you). Otherwise, the maximum issue age was 75 for a Contract with either the Annual Ratchet Enhanced Death Benefit or the Max 7 Enhanced Death Benefit. Before January 12, 2009, the Quarterly Ratchet Enhanced Death Benefit was available in place of the Annual Ratchet Enhanced Death Benefit. Before April 28, 2008, the maximum issue age was 79 for a Contract with either the Quarterly Ratchet Enhanced Death Benefit or Max 7 Enhanced Death Benefit. The Annual Ratchet Enhanced Death Benefit or Max 7 Enhanced Death Benefit are available only at the time you purchase your Contract. Neither the Annual Ratchet Enhanced Death Benefit nor Max 7 Enhanced Death Benefit is available when a Contract is owned by joint owners, or joint annuitants if the contract owners are not individuals. Not all death benefits are available in every state. If you do not choose a death benefit, your death benefit will be the Standard Death Benefit.

Once you choose a death benefit, you cannot change it. We may stop or suspend offering any of the Enhanced Death Benefit options to new Contracts. A change in ownership of the Contract may affect the amount of the death benefit and the Enhanced Death Benefit. The Voya LifePay Plus and Voya Joint LifePay Plus riders may also affect the death benefit.

The death benefit may be subject to certain mandatory distribution rules required by federal tax law.

In all cases described below, the amount of the death benefit could be reduced by premium taxes owed and withdrawals not previously deducted.

Base Death Benefit. We use the Base Death Benefit to help determine the minimum death benefit payable under each of the death benefit options described below. You do not elect the Base Death Benefit. The Base Death Benefit is equal to the greater of:
- The contract value; and
- The cash surrender value.

Standard Death Benefit. The **Standard Death Benefit** equals the **greater** of:
- The Base Death Benefit; and
- The Standard Minimum Guaranteed Death Benefit ("Standard MGDB") for amounts allocated to Covered Funds plus the contract value allocated to Excluded Funds.

Covered Funds are all investment options not designated as Excluded Funds. No investment options are currently designated as Excluded Funds for purposes of the Standard Death Benefit.

The Standard MGDB allocated to Covered Funds equals premium payments allocated to Covered Funds less proportional adjustments for any withdrawals and transfers.

The Standard MGDB allocated to Excluded Funds equals premium payments allocated to Excluded Funds less proportional adjustments for any withdrawals and transfers. **This calculation is not used for benefit purposes, but only to determine the impact of transfers to and from Excluded Funds.**

Withdrawals reduce the Standard MGDB on a proportional basis. The percentage reduction in the Standard MGDB for each Fund category (i.e., Covered or Excluded) equals the percentage reduction in contract value in that Fund category resulting from the withdrawal. The proportional adjustment is based on the change in contract value resulting from the withdrawal, not the amount requested.

Transfers among Fund categories do not reduce the overall Standard MGDB.
- Net transfers from Covered Funds to Excluded Funds will reduce the Standard MGDB in the Covered Funds on a proportional basis. The increase in the Standard MGDB allocated to Excluded Funds will equal the decrease in the Standard MGDB in Covered Funds.
- Net transfers from Excluded Funds to Covered Funds will reduce the Standard MGDB in Excluded Funds on a proportional basis. The increase in the Standard MGDB allocated to Covered Funds will equal the lesser of the net contract value transferred and the decrease in the Standard MGDB in Excluded Funds.

Enhanced Death Benefit Options. The Contract has Enhanced Death Benefit options designed to protect the contract value from poor investment performance and the impact that poor investment performance could have on the Standard Death Benefit. The Enhanced Death Benefit options enable you to lock in positive investment performance. Under the Enhanced Death Benefit options, if you die before the annuity start date, your beneficiary will receive the greater of the Standard Death Benefit or the Enhanced Death Benefit option elected. The criteria to lock are different. The Annual Ratchet Enhanced Death Benefit locks annually. The Max 7 Enhanced Death Benefit not only locks annually, but also has an additional element that locks annually at a specified interest rate, so your death benefit under the Max 7 Enhanced Death Benefit would be the greater of these two elements. Which Enhanced Death Benefit option is right for you ultimately depends on whether you want the lock to include a specified interest rate, besides the additional charge. The Enhanced Death Benefit options are explained further below.

Before January 12, 2009, the Quarterly Ratchet Enhanced Death Benefit was available in place of the Annual Ratchet Enhanced Death Benefit; the frequency of the ratchet component was quarterly for both Enhanced Death Benefit options: the Quarterly Ratchet Enhanced Death Benefit and Max 7 Enhanced Death Benefit.

Allocation restrictions apply for purposes of determining death benefits. Selecting a Special Fund or Excluded fund may limit or reduce the Enhanced Death Benefit. We may, with 30 days' notice to you, designate any investment portfolio as a Special Fund or Excluded Fund on existing Contracts with respect to new premiums added to such investment portfolio and also with respect to new transfers to such investment portfolio.

For the period during which a portion of the contract value is allocated to a Special Fund or Excluded Fund, we may, at our discretion, reduce the mortality and expense risk charge attributable to that portion of the contract value. The reduced mortality and expense risk charge will be applicable only during that period.

The **Annual Ratchet Enhanced Death Benefit** equals the greater of:
- The Standard Death Benefit; and
- The Annual Ratchet Minimum Guaranteed Death Benefit ("Annual Ratchet MGDB") allocated to Covered Funds plus the contract value allocated to Excluded Funds.

Covered Funds are all investment options not designated as Excluded Funds. No investment options are currently designated as Excluded Funds for purposes of the Annual Ratchet MGDB.

The Annual Ratchet Enhanced Death Benefit was the Quarterly Ratchet Enhanced Death Benefit before January 12, 2009, so the Annual Ratchet MGDB was the Quarterly Ratchet MGDB.

The Annual Ratchet MGDB allocated to Covered Funds on the contract date equals the premium allocated to Covered Funds. On each contract anniversary that occurs on or prior to attainment of age 90, the Annual Ratchet MGDB in Covered Funds will be set to the greater of:
- The current contract value in Covered Funds (after deductions occurring as of that date); and
- The Annual Ratchet MGDB in Covered Funds from the prior contract anniversary (after deductions occurring on that date), adjusted for new premiums, partial withdrawals attributable to Covered Funds, and transfers.

Other than on contract anniversaries, the Annual Ratchet MGDB in the Covered Funds is equal to the Annual Ratchet MGDB in the Covered Funds from the last contract anniversary, adjusted for new premiums, partial withdrawals attributable to Covered Funds, and transfers.

Before January 12, 2009, the Annual Ratchet MGDB allocated to Covered Funds was the Quarterly Ratchet MGDB allocated to Covered Funds. On the contract date, the Quarterly Ratchet MGDB in Covered Funds equals the premium allocated to Covered Funds. On each quarterly anniversary (three months from the contract date and each three month anniversary of that date) that occurs on or prior to attainment of age 90, the Quarterly Ratchet MGDB in Covered Funds will be set to the greater of:
- The current contract value in Covered Funds (after deductions occurring as of that date); and
- The Quarterly Ratchet MGDB in Covered Funds from the prior quarterly anniversary (after deductions occurring on that date), adjusted for new premiums, partial withdrawals attributable to Covered Funds, and transfers.

Other than on quarterly anniversaries, the Quarterly Ratchet MGDB in the Covered Funds is equal to the Quarterly Ratchet MGDB in the Covered Funds from the last quarterly anniversary, adjusted for new premiums, partial withdrawals attributable to Covered Funds, and transfers.

The Annual Ratchet MGDB allocated to Excluded Funds on the contract date equals the premium allocated to Excluded Funds. The calculation is not used for benefit purposes, but only to determine the impact of transfers to and from Excluded Funds. On each contract anniversary that occurs on or prior to attainment of age 90, the Annual Ratchet MGDB in Excluded Funds will be set to the greater of:
- The current contract value in Excluded Funds (after deductions occurring as of that date); and
- The Annual Ratchet MGDB in the Excluded Funds from the prior contract anniversary (after deductions occurring on that date), adjusted for new premiums, partial withdrawals attributable to Excluded Funds, and transfers.

Other than on contract anniversaries, the Annual Ratchet MGDB in the Excluded Funds is equal to the Annual Ratchet MGDB in the Excluded Funds from the last contract anniversary, adjusted for new premiums, partial withdrawals attributable to Excluded Funds, and transfers.

Before January 12, 2009, the Annual Ratchet MGDB allocated to Excluded Funds was the Quarterly Ratchet MGDB allocated to Excluded Funds. The calculation is not used for benefit purposes, but only to determine the impact of transfers to and from Excluded Funds. On each quarterly anniversary that occurs on or prior to attainment of age 90, the Quarterly Ratchet MGDB in Excluded Funds will be set to the greater of:
- The current contract value in Excluded Funds (after deductions occurring as of that date); and
- The Quarterly Ratchet MGDB in the Excluded Funds from the prior quarterly anniversary (after deductions occurring on that date), adjusted for new premiums, partial withdrawals attributable to Excluded Funds, and transfers.

Other than on quarterly anniversaries, the Quarterly Ratchet MGDB in the Excluded Funds is equal to the Quarterly Ratchet MGDB in the Excluded Funds from the last quarterly anniversary, adjusted for new premiums, partial withdrawals attributable to Excluded Funds, and transfers.

Withdrawals reduce the Annual Ratchet MGDB proportionally. The proportional adjustment is based on the change in contract value resulting from the withdrawal, not the amount requested.

Net transfers from Covered Funds to Excluded Funds will reduce the Annual Ratchet MGDB in Covered Funds proportionally. The increase in the Annual Ratchet MGDB allocated to Excluded Funds, as applicable, will equal the decrease in the Annual Ratchet MGDB in Covered Funds.

Net transfers from Excluded Funds to Covered Funds will reduce the Annual Ratchet MGDB in Excluded Funds proportionally. The increase in the Annual Ratchet MGDB allocated to Covered Funds will equal the lesser of the net contract value transferred and the reduction in the Annual Ratchet MGDB in Excluded Funds.

Before January 12, 2009, the Annual Ratchet MGDB was the Quarterly Ratchet MGDB. Withdrawals and net transfers to and from Covered Funds and Excluded Funds would have the same outcome.

The **Max 7 Enhanced Death Benefit** equals the greater of the Annual Ratchet Enhanced Death Benefit and the 7% Solution Death Benefit Element. Each element of the Max 7 Enhanced Death Benefit is determined independently of the other at all times.

Before January 12, 2009, the Annual Ratchet Enhanced Death Benefit was the Quarterly Ratchet Enhanced Death Benefit.

The **7% Solution Death Benefit Element** is the greater of:
- The Standard Death Benefit; and
- The lesser of:
    > 2.5 times all premium payments, adjusted for withdrawals (the "cap"); and
    > the sum of the 7% Solution Minimum Guaranteed Death Benefit Element ("7% MGDB") allocated to Covered Funds, the 7% MGDB allocated to Special Funds, and the contract value allocated to Excluded Funds.

For Contracts issued prior to August 21, 2006, the cap is 3 times all premium payments, adjusted for withdrawals.

For purposes of calculating the 7% Solution Death Benefit Element, the following investment options are designated as Special Funds:
- Voya Government Liquid Assets Portfolio; and
- Fixed Interest Allocation.

The ProFunds VP Rising Rates Opportunity Portfolio is also a Special Fund, but closed to new allocations effective April 30, 2007. For Contracts issued prior to September 2, 2003, however, the ProFunds VP Rising Rates Opportunity Portfolio is not designated as a Special Fund.

The Voya Limited Maturity Bond Portfolio is a Special Fund, but closed to new allocations effective March 12, 2004.

For Contracts issued on or after May 1, 2003, but prior to August 21, 2006, the Voya Intermediate Bond Portfolio is designated as a Special Fund. As of July 11, 2014 the Voya Intermediate Bond Portfolio has been re-designated as a Covered Fund for all current and future investments.

Covered Funds are all investment options not designated as Special Funds or Excluded Funds. No investment options are currently designated as Excluded Funds.

The 7% MGDB allocated to Covered Funds equals premiums allocated to Covered Funds, adjusted for withdrawals and transfers, accumulated at 7% annually until age 80 or the 7% MGDB reaches the cap. There is no accumulation once the cap is reached. Payment of additional premiums may cause the accumulation to resume, but there is no catch-up for any period where accumulation was suspended. The Max 7 Enhanced Death Benefit available for some Contracts issued in 2001 or earlier allows for accumulation to continue beyond age 80, subject to the cap. Please see your Contract for details regarding the terms of your death benefit.

The 7% MGDB allocated to Special Funds equals premiums allocated to Special Funds, adjusted for withdrawals and transfers. There is no accumulation of 7% MGDB allocated to Special Funds.

The 7% MGDB allocated to Excluded Funds is determined in the same way as the 7% MGDB for Covered Funds, but the calculation is not used for benefit purposes, but only to determine the impact of transfers to and from Excluded Funds.

Withdrawals reduce the 7% MGDB proportionally. The percentage reduction in the 7% MGDB for each Fund category (i.e., Covered, Special or Excluded) equals the percentage reduction in contract value in that Fund category resulting from the withdrawal. The percentage reduction in the cap equals the percentage reduction in total contract value resulting from the withdrawal. The proportional adjustment is based on the change in contract value resulting from the withdrawal, not the amount requested.

Transfers among Fund categories do not reduce the overall 7% MGDB, but do affect the amount of the 7% MGDB in a particular Fund category. Net transfers from among the Funds will reduce the 7% MGDB in the Funds proportionally. The increase in the 7% MGDB allocated to the fund category to which the transfer is being made will equal the decrease in the fund category from which the transfer is being made.

In all cases described above, the amount of the death benefit could be reduced by premium taxes owed and withdrawals not previously deducted. The enhanced death benefits may not be available in all states.

Earnings Multiplier Benefit Rider. The earnings multiplier benefit rider is an optional rider that provides a separate death benefit in addition to the death benefit provided under the death benefit options described above. The rider is subject to state availability and is available only for issue ages 75 or under. You may add it at issue of the Contract or, if not yet available in your state, on the next contract anniversary following introduction of the rider in your state. The date on which the rider is added is referred to as the "rider effective date."

If the rider is added at issue, the rider provides a benefit equal to a percentage of the gain under the Contract, up to a gain equal to 150% of premiums adjusted for withdrawals ("Maximum Base"). Currently, if added at issue, the earnings multiplier benefit is equal to 55% (30% for issue ages 70 and above) of the lesser of: (1) the Maximum Base; and (2) the contract value on the claim date minus premiums adjusted for withdrawals. If added after issue, the earnings multiplier benefit is equal to 55% (30% for issue ages 70 and above) of the lesser of: (1) 150% of the contract value on the rider effective date, plus subsequent premiums adjusted for subsequent withdrawals; and (2) the contract value on the claim date minus the contract value on the rider effective date, minus subsequent premiums adjusted for subsequent withdrawals. The adjustment to the benefit for withdrawals is proportional, meaning that the benefit will be reduced by the proportion that the withdrawal bears to the contract value at the time of the withdrawal.

There is an extra charge for the earnings multiplier benefit rider and once selected, it may not be revoked. The rider does not provide a benefit if there is no gain under the Contract. As such, the Company would continue to assess a charge for the rider, even though no benefit would be payable at death under the rider if there are no gains under the Contract. **Please see "CHARGES AND FEES – *Optional Rider Charges* – Earnings Multiplier Benefit Rider Charge" for a description of the charge.**

The rider is available for both nonqualified and qualified Contracts. **Please see the discussions of possible tax consequences in "FEDERAL TAX CONSIDERATIONS – Tax Consequences of Living Benefits and Enhanced Death Benefits" in this prospectus.**

Death Benefit During the Income Phase

If any contract owner or the annuitant dies after the annuity start date, we will pay the beneficiary any certain benefit remaining under the annuity in effect at the time.

Continuation After Death – Spouse

If at the contract owner's death, the surviving spouse of the deceased contract owner is the beneficiary and such surviving spouse elects to continue the contract as his or her own, the following will apply:
- If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value on that date is greater than zero, we will add such difference to the contract value. We will allocate such addition to the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, we will allocate the addition to the Voya Government Liquid Assets Portfolio, or its successor. Such addition to contract value will not affect the guaranteed death benefit or any living benefit rider values. Any addition to contract value is available only to the spouse of the owner as of the date of death of the owner if such spouse under the provisions of the contract elects to continue the contract as his or her own;

- The death benefits under each of the available options will continue, based on the surviving spouse's age on the date that ownership changes;
- If you elect the Annual Ratchet Death Benefit (Quarterly Ratchet Enhanced Death Benefit before January 12, 2009) or the Max 7 Enhanced Death Benefit and the new or surviving owner is attained 89 or less, ratchets will continue, (or resume if deceased owner had already reached age 90) until the new or surviving owner reaches age 90. If you elected the Max 7 Enhanced Death Benefit, the new or surviving owner is attained age 79 or less, the Max 7 Enhanced Death Benefit continues or resumes accumulation until either the cap or the attained age of 80 is reached;
- At subsequent surrender, we will waive any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner. Any premiums paid later will be subject to any applicable surrender charge; and
- If you elected the earnings multiplier benefit rider, and the benefit would otherwise be payable, we will add the benefit to the contract value and allocate the benefit among the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, we will allocate the benefit to the Voya Government Liquid Assets Portfolio, or its successor.

The earnings multiplier benefit rider will continue, if the surviving spouse is eligible, based on his or her attained age. If the surviving spouse is older than the maximum rider issue age, the rider will terminate. The Maximum Base and the percentages will be reset based on the adjusted contract value. The calculation of the benefit going forward will be: (1) based on the attained age of the spouse at the time of the ownership change using current values as of that date; (2) computed as if the rider were added to the Contract after issue and after the increase; and (3) based on the Maximum Base and percentages in effect on the original rider date. However, we may permit the surviving spouse to elect to use the then-current Maximum Base and percentages in the benefit calculation.

Continuation After Death – Not a Spouse

If the beneficiary or surviving joint owner is not the spouse of the owner, the Contract may defer payment of the death benefit subject to the required distribution rules of the Tax Code. **See next section, "Required Distributions Upon Contract Owner's Death."**

If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value also on that date, is greater than zero, we will add such difference to the contract value. Such addition will be allocated to the variable subaccounts in proportion to the contract value in the subaccounts, unless we are directed otherwise. If there is no contract value in any subaccount, the addition will be allocated to the Voya Government Liquid Assets Portfolio, or its successor.

The death benefit will then terminate. At subsequent surrender, any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner will be waived. No additional premium payments may be made.

If you elected the earnings multiplier benefit rider, and the benefit would otherwise be payable, we will add the benefit to the contract value and allocate the benefit among the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, we will allocate the benefit to the Voya Government Liquid Assets Portfolio, or its successor. The earnings multiplier benefit rider then terminates, whether or not a benefit was payable under the terms of the rider.

Required Distributions Upon Contract Owner's Death

We will not allow any payment of benefits provided under a nonqualified Contract which does not satisfy the requirements of Section 72(s) of the Tax Code.

If any contract owner of a nonqualified Contract dies before the annuity start date, we will distribute the death benefit payable to the beneficiary as follows: (1) the death benefit must be completely distributed within five years of the contract owner's date of death; or (2) the beneficiary may elect, within the one-year period after the contract owner's date of death, to receive the death benefit in the form of an annuity from us, provided that: (a) such annuity is distributed in substantially equal installments over the life of such beneficiary or over a period not extending beyond the life expectancy of such beneficiary; and (b) such distributions begin not later than one year after the contract owner's date of death.

Notwithstanding (1) and (2) above, if the sole contract owner's beneficiary is the deceased owner's surviving spouse, then such spouse may elect to continue the Contract under the same terms as before the contract owner's death. Upon receipt of such election from the spouse at Customer Service: (a) all rights of the spouse as contract owner's beneficiary under the Contract in effect prior to such election will cease; (b) the spouse will become the owner of the Contract and will also be treated as the contingent annuitant, if none has been named and only if the deceased owner was the annuitant; and (c) all rights and privileges granted by the Contract or allowed by us will belong to the spouse as contract owner of the Contract. We deem the spouse to have made this election if such spouse makes a premium payment to the Contract or fails to make a timely election as described in this paragraph.

If the owner's beneficiary is not a spouse, the distribution provisions described in subparagraphs (1) and (2) above, will apply even if the annuitant and/or contingent annuitant are alive at the time of the contract owner's death.

Subject to availability, and our then current rules, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the life expectancy of the beneficiary ("stretch"). "Stretch" payments will be subject to the same limitations as systematic withdrawals, and nonqualified "stretch" payments will be reported on the same basis as other systematic withdrawals.

If we do not receive an election from an owner's beneficiary who is not a spouse within the one-year period after the contract owner's date of death, then we will pay the death benefit to the owner's beneficiary in a cash payment within five years from the date of death. We will determine the death benefit as of the date we receive proof of death. Such cash payment will be in full settlement of all our liability under the Contract.

If a contract owner dies after the annuity start date, all of the contract owner's rights granted under the Contract or allowed by us will pass to the contract owner's beneficiary.

If a Contract has joint owners, we will consider the date of death of the first joint owner as the death of the contract owner, and the surviving joint owner will become the beneficiary of the Contract. If any contract owner is not an individual, the death of an annuitant shall be treated as the death of a contract owner.

THE ANNUITY OPTIONS

Annuitization of Your Contract

If the annuitant and contract owner are living on the annuity start date, we will begin making payments to the contract owner under an income plan. Four fixed payment annuity options are currently available. We will make these payments under the annuity option you choose. You may change an annuity option by making a written request to us at least 30 days before the annuity start date. Living benefit riders automatically terminate when the income phase of your Contract begins. The MGIB annuity benefit may be available if you have purchased the MGIB rider, provided the waiting period and other specified conditions have been met. The Maximum Annual Withdrawal may be available with the Voya LifePay Plus or Voya Joint LifePay Plus riders. There is no death benefit after the annuity start date.

You may also elect an annuity option surrender of the Contract for its cash surrender value or you may choose one or more annuity options for the payment of death benefit proceeds while it is in effect and before the annuity start date. If, at the time of the contract owner's death or the annuitant's death (if the contract owner is not an individual), no option has been chosen for paying death benefit proceeds, the beneficiary may choose an annuity option. In such a case, the payments will be based on the life expectancy of the beneficiary rather than the life of the annuitant. In all events, payments of death benefit proceeds must comply with the distribution requirements of applicable federal tax law.

The minimum monthly annuity income payment that we will make is $20. We may require that a single sum payment be made if the contract value is less than $2,000 or if the calculated monthly annuity income payment is less than $20.

For each annuity option we will issue a separate written agreement putting the annuity option into effect. Before we pay any annuity benefits, we require the return of your Contract. If your Contract has been lost, we will require that you complete and return the applicable lost Contract form. Various factors will affect the level of annuity benefits, such as the annuity option chosen, the applicable payment rate used and the investment performance of the portfolios and interest credited to the Fixed Interest Allocations.

Our current annuity options provide only for fixed payments. Fixed annuity payments are regular payments, the amount of which is fixed and guaranteed by us. Payments under our current annuity options will last either for a specified period of time or for the life of the annuitant, or both – depending on the option. We will determine the amount of the annuity payments on the annuity start date by multiplying the contract value (adjusted for any Market Value Adjustment and any rider charges that would be due) by the applicable payment factor provided under the Contract and dividing by 1,000. The applicable payment factor will depend on: (1) the annuity option; (2) payment date; (3) the frequency of payments you choose; and (4) the age of the annuitant or beneficiary (and gender, where appropriate under applicable law). Surrender charges might apply depending on the annuity options. As a general rule, more payments will result in smaller individual payments. Likewise, payments that are anticipated over a longer period of time will also result in smaller individual payments. Surrender charges might apply depending on the annuity options. Because our current annuity options provide only for fixed payments, subsequent payments will not differ from the amount of your first annuity payment.

Our approval is needed for any option where:
- The person named to receive payment is other than the contract owner or beneficiary;
- The person named is not a natural person, such as a corporation; or
- Any income payment would be less than the minimum annuity income payment allowed.

Selecting the Annuity Start Date

You select the annuity start date, which is the date on which the annuity payments commence. Unless we consent, the annuity start date must be at least five years from the contract date but before the month immediately following the annuitant's 90th birthday. If, on the annuity start date, a surrender charge remains, the elected annuity option must include a period certain of at least five years.

If you do not select an annuity start date, it will automatically begin in the month following the annuitant's 90th birthday.

If the annuity start date occurs when the annuitant is at an advanced age, such as over age 85, it is possible that the Contract will not be considered an annuity for federal tax purposes. **For more information, see "FEDERAL TAX CONSIDERATIONS" and the SAI.** For a Contract purchased in connection with a qualified plan, other than a Roth IRA, distributions must commence not later than April 1st of the calendar year following the calendar year in which you reach age 70½ or, in some cases, retire. Distributions may be made through annuitization or withdrawals. You should consult a tax and/or legal adviser for tax advice before investing.

Frequency of Annuity Payments

You choose the frequency of the annuity payments. They may be monthly, quarterly, semi-annually or annually. If we do not receive written notice from you, we will make the payments monthly. There may be certain restrictions on minimum payments that we will allow.

Beneficiary Rights

A beneficiary's right to elect an annuity option or receive a lump sum may have been restricted by the contract owner. If so, such options will not be available to the beneficiary.

The Annuity Options

The Contract has four annuity options. Payments under Options 1, 2 and 3 are fixed. Payments under Option 4 may be fixed or variable, although **only fixed payments are currently available**. For a fixed annuity option, the contract value in the subaccounts is transferred to the Company's general account. If you do not choose an annuity option, Option 2 – Income for Life with a 10-year period certain will be selected for you, or a shorter period if required by government regulations. The MGIB annuity options available under the MGIB rider are different from the four options listed below. **For additional information, please see "LIVING BENEFIT RIDERS –** *Minimum Guaranteed Income Benefit Rider* **– MGIB Annuity Options."**

Option 1. Income for a Fixed Period. Under this option, we make monthly payments in equal installments for a fixed number of years based on the contract value on the annuity start date. We guarantee that each monthly payment will be at least the amount stated in your Contract. If you prefer, you may request that payments be made in annual, semi-annual or quarterly installments. We will provide you with illustrations if you ask for them. If the cash surrender value or contract value is applied under this option, a 10% penalty tax may apply to the taxable portion of each income payment until the contract owner reaches age 59½.

Option 2. Income for Life with a Period Certain. Under this option, we make payments for the life of the annuitant in equal monthly installments and guarantee the income for at least a period certain, such as 10 or 20 years. Other periods certain may be available to you on request. You may choose a refund period instead. Under this arrangement, income is guaranteed until payments equal the amount of your Contract. If the person named lives beyond the guaranteed period, we will continue payments until his or her death. We guarantee that each payment will be at least the amount specified in the Contract corresponding to the person's age on his or her last birthday before the annuity start date. Amounts for ages not shown in the Contract are available if you ask for them.

Option 3. Joint Life Income. This option is available when there are 2 persons named to determine annuity payments. At least one of the persons named must be either the contract owner or beneficiary of the Contract. We guarantee monthly payments will be made as long as at least one of the named persons is living. There is no minimum number of payments. Monthly payment amounts are available upon request.

Option 4. Annuity Plan. Under this option, your contract value can be applied to any other annuitization plan that we choose to offer on the annuity start date. Annuity payments under Option 4 may be fixed or variable. If variable and subject to the 1940 Act, it will comply with the requirements of such Act.

Payment When Named Person Dies

When the person named to receive payment dies, we will pay any amounts still due as provided in the annuity agreement between you and VIAC. The amounts we will pay are determined as follows:
- For Option 1, or any remaining guaranteed payments under Option 2, we will continue payments. Under Options 1 and 2, the discounted values of the remaining guaranteed payments may be paid in a single sum. This means we deduct the amount of the interest each remaining guaranteed payment would have earned had it not been paid out early. We will base the discount interest rate on the interest rate used to calculate the payments for Options 1 and 2;
- For Option 3, no amounts are payable after both named persons have died; and
- For Option 4, the annuity option agreement will state the amount we will pay, if any.

OTHER CONTRACT PROVISIONS

Reports to Contract Owners

We confirm purchase, transfer and withdrawal transactions usually within five business days of processing. We may also send you a quarterly report within 31 days after the end of each calendar quarter. The report will show the contract value, cash surrender value, and the death benefit as of the end of the calendar quarter. The report will also show the allocation of your contract value and reflect the amounts deducted from or added to the contract value. You have 30 days to notify Customer Service of any errors or discrepancies. We will notify you when any shareholder reports of the investment portfolios in which Separate Account B invests are available. We will also send any other reports, notices or documents we are required by law to furnish to you.

Suspension of Payments

The Company reserves the right to suspend or postpone the date of any payment of benefits or processing these transactions beyond the seven permitted days, under any of the following circumstances: (1) on any business day when the NYSE is closed (except customary weekend and holiday closings); (2) when an emergency exists as determined by the SEC; or (3) during any other periods the SEC may, by order, permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Payment of benefits or values may also be delayed or suspended as required by court order or any regulatory action.

In Case of Errors in Your Application

If an age or gender given in the application or enrollment form is misstated, the amounts payable or benefits provided by the Contract shall be those that the premium payment would have bought had the age or gender not been misstated.

Assigning the Contract as Collateral

You may assign a nonqualified Contract as collateral security for a loan but you should understand that your rights and any beneficiary's rights may be subject to the terms of the assignment. An assignment likely has federal tax consequences. You should consult a tax and/or legal adviser for tax advice. You must give us satisfactory written notice to Customer Service in order to make or release an assignment. We are not responsible for the validity of any assignment.

Contract Changes – Applicable Tax Law

We have the right to make changes in the Contract to continue to qualify the Contract as an annuity under applicable federal tax law and to conform to applicable laws or governmental regulations. We will give you advance notice of such changes.

Free Look

You may cancel your Contract within your ten-day free look period. We deem the free look period to expire 15 days after we mail the Contract to you. Some states may require a longer free look period. To cancel, you need to send your Contract to Customer Service or to the agent from whom you purchased it. We will refund the greater of the contract value (which may be more or less than the premium payments you paid) or, if required by your state, the original amount of your premium payment. In no event does the Company retain any investment gain associated with a Contract that is free looked. For purposes of the refund during the free look period, (1) we adjust your contract value for any Market Value Adjustment (if you have invested in the Fixed Account); and (2) then we include a refund of any charges deducted from your contract value. Because of the market risks associated with investing in the portfolios and the potential positive or negative effect of the Market Value Adjustment, the contract value returned may be greater or less than the premium payment you paid. Some states require us to return to you the amount of the paid premium (rather than the contract value) in which case you will not be subject to investment risk during the free look period. In these states, your premiums designated for investment in the subaccounts will be allocated during the free look period to a subaccount specially designated by the Company for this purpose (currently, the Voya Government Liquid Assets Portfolio). We may, in our discretion, require that premiums designated for investment in the subaccounts from all other states as well as premiums designated for a Fixed Interest Allocation be allocated to the specially designated subaccount during the free look period. Your free look rights depend on the laws of the state in which you purchase the Contract. Your Contract is void as of the day we receive your Contract and cancellation request in good order. We determine your contract value at the close of business on the day we void your Contract. If you keep your Contract after the free look period and the investment is allocated to a subaccount specially designated by the Company, we will put your money in the subaccount(s) chosen by you, based on the accumulation unit value next computed for each subaccount, and/or in the Fixed Interest Allocation chosen by you.

Selling the Contract

Our affiliate, Directed Services LLC, One Orange Way, Windsor, Connecticut 06095 is the principal underwriter and distributor of the Contract as well as for our other contracts. Directed Services LLC, a Delaware limited liability company, is registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Directed Services LLC does not retain any commissions or compensation paid to it by VIAC for Contract sales. Directed Services LLC enters into selling agreements with affiliated and unaffiliated broker/dealers to sell the Contracts through their registered representatives who are licensed to sell securities and variable insurance products ("selling firms"). Selling firms are also registered with the SEC and are FINRA member firms.

Voya Financial Advisors, Inc. is affiliated with the Company and has entered into a selling agreement with Directed Services LLC for the sale of our variable annuity contracts.

Directed Services LLC pays selling firms compensation for the promotion and sale of the Contracts. Registered representatives of the selling firms who solicit sales of the Contracts typically receive a portion of the compensation paid by Directed Services LLC to the selling firm in the form of commissions or other compensation, depending on the agreement between the selling firm and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the Separate Account. We intend to recoup this compensation and other sales expenses paid to selling firms through fees and charges imposed under the Contracts.

Directed Services LLC pays selling firms for Contract sales according to one or more schedules. This compensation is generally based on a percentage of premium payments. Selling firms may receive commissions of up to 9.0% of premium payments. In addition, selling firms may receive ongoing annual compensation of up to 1.25% of all, or a portion, of values of Contracts sold through the firm. Individual representatives may receive all or a portion of compensation paid to their selling firm, depending on the firm's practices. Commissions and annual compensation, when combined, could exceed 9.0% of total premium payments.

Directed Services LLC has special compensation arrangements with certain selling firms based on those firms' aggregate or anticipated sales of the Contracts or other criteria. These special compensation arrangements will not be offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors. Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

In addition to the direct cash compensation for sales of Contracts described above, Directed Services LLC may also pay selling firms additional compensation or reimbursement of expenses for their efforts in selling the Contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;
- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on the sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of contracts; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the Contract.

The following is a list of the top 25 selling firms that, during 2017, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by us, ranked by total dollars received:

- Morgan Stanley Smith Barney LLC;
- Wells Fargo Clearing Services, LLC;
- LPL Financial Corporation;
- Merrill Lynch, Pierce, Fenner & Smith Incorporated;
- Voya Financial Advisors, Inc.;
- UBS Financial Services;
- Raymond James Financial Services, Inc.;
- Cetera Advisor Networks LLC;
- Cetera Advisors LLC;
- Ameriprise Financial Services, Inc.;
- National Planning Corporation;
- Securities America, Inc.;
- Cambridge Investment Research Inc.;
- Raymond James and Associates Inc.;
- Commonwealth Equity Services, Inc.;
- Stifel Nicolaus and Company Incorporated;
- Wells Fargo Advisors Financial Network, LLC;
- Edward D. Jones & Co., L.P. dba Edward Jones;
- Woodbury Financial Services Inc.;
- Royal Alliance Associates Inc.;
- Kestra Investment Services, LLC;
- RBC Capital Markets LLC;
- First Allied Securities, Inc.;
- Directed Services LLC; and
- SII Investments Inc.

Directed Services LLC may also compensate wholesalers/distributors, and their sales management personnel, for Contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of premium payments and/or a percentage of contract values. Directed Services LLC may, at its discretion, pay additional cash compensation to wholesalers/distributors for sales by certain broker-dealers or "focus firms."

We do not pay any additional compensation the sale or exercise of any of the Contract's optional benefit riders offered in this prospectus.

This is a general discussion of the types and levels of compensation paid by us for sale of our variable annuity contracts. It is important for you to know that the payment of volume- or sales-based compensation to a selling firm or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

OTHER INFORMATION

Order Processing

In certain circumstances, we may need to correct the pricing associated with an order that has been processed. In such circumstances, we may incur a loss or receive a gain depending upon the price of the fund when the order was executed and the price of the fund when the order is corrected. Losses may be covered from our assets and gains that may result from such order correction will be retained by us as additional compensation associated with order processing.

Voting Rights

We will vote the shares of a fund owned by Separate Account B according to your instructions. However, if the 1940 Act or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a fund in our own right, we may decide to do so.

We determine the number of shares that you have in a subaccount by dividing the Contract's contract value in that subaccount by the net asset value of one share of the investment portfolio in which a subaccount invests. We count fractional votes. We will determine the number of shares you can instruct us to vote 180 days or less before a fund shareholder meeting. We will ask you for voting instructions by mail at least ten days before the meeting. If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all contracts in that subaccount. We will also vote shares we hold in Separate Account B which are not attributable to contract owners in the same proportion. The effect of proportional voting is that a small number of contract owners may decide the outcome of a vote.

State Regulation

We are regulated by the Insurance Department of the State of Iowa. We are also subject to the insurance laws and regulations of all jurisdictions where we do business. The Contract offered by this prospectus has been approved where required by those jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the Insurance Departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the Contract, Directed Services LLC's ability to distribute the Contract or upon the separate account.

- **Litigation.** Notwithstanding the foregoing, the Company and/or Directed Services LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.
- **Regulatory Matters.** As with other financial services companies, the Company and its affiliates, including Directed Services LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company's policies and procedures.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

FEDERAL TAX CONSIDERATIONS

Introduction

The Contract described in this prospectus is designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the Contract. The U.S. federal income tax treatment of the Contract is complex and sometimes uncertain. You should keep the following in mind when reading this section:

- Your tax position (or the tax position of the beneficiary, as applicable) determines the federal taxation of amounts held or paid out under the Contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the Contract described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and generally does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions;
- We do not make any guarantee about the tax treatment of the Contract or transactions involving the Contract; and
- No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

When consulting a tax and/or legal adviser, be certain that he or she has expertise with respect to the provisions of the Internal Revenue Code of 1986, as amended, (the "Tax Code") that apply to your tax concerns.

We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the Contract with non-tax-qualified and tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a tax and/or legal adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the Contract or any transactions involving the Contract.

Types of Contracts: **Nonqualified** or **Qualified**

The Contract described in this prospectus may be purchased on a non-tax-qualified basis (nonqualified Contracts) or on a tax-qualified basis (qualified Contracts).

Nonqualified Contracts. Nonqualified Contracts do not receive the same tax benefits as are afforded to contracts funding qualified plans. You may not deduct the amount of your premium payments to a nonqualified Contract. Rather, nonqualified Contracts are purchased with after-tax contributions to save money, generally for retirement, with the right to receive annuity payments for either a specified period of time or over a lifetime.

Qualified Contracts. Qualified Contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions to retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under Sections 401(a), 401(k), 403(a), 403(b), 408, 408A or 457(b) of the Tax Code. Qualified Contracts may also be offered in connection with deferred compensation plans under Tax Code Section 457(f). **Employers or individuals intending to use the Contract with such plans should seek legal and tax advice.**

Roth Accounts. Tax Code Section 402A allows employees of certain private employers offering 401(k) plans to contribute after-tax salary contributions to a Roth 401(k) account. Roth accounts provide for tax-free distributions, subject to certain conditions and restrictions. If permitted by us and under the plan for which the Contract is issued, we will set up one or more accounts for you under the Contract for Roth after-tax contributions and the portion of any transfer or rollover attributable to such amounts.

Taxation of Nonqualified Contracts

Taxation of Gains Prior to Distribution or Annuity Starting Date

General. Tax Code Section 72 governs the federal income taxation of annuities in general. We believe that if you are a natural person (in other words, an individual), you will generally not be taxed on increases in the value of a nonqualified Contract until a distribution occurs or until annuity payments begin. This assumes that the Contract will qualify as an annuity contract for federal income tax purposes. For these purposes, the agreement to collaterally assign or pledge any portion of the contract value will be treated as a distribution. In order to be eligible to receive deferral of taxation, the following requirements must be satisfied:

- **Diversification.** Tax Code Section 817(h) requires that in a nonqualified Contract the investments of the funds be "adequately diversified" in accordance with Treasury Regulations in order for the Contract to qualify as an annuity contract under federal tax law. The separate account, through the funds, intends to comply with the diversification requirements prescribed by Tax Code Section 817(h) and by Treasury Regulations Sec. 1.817-5, which affects how the funds' assets may be invested. If it is determined, however, that your Contract does not satisfy the applicable diversification requirements because a subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate steps to bring your Contract into compliance with such requirements, and we reserve the right to modify your Contract as necessary to do so;

- **Investor Control.** Although earnings under nonqualified annuity contracts are generally not taxed until withdrawn, the IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. Future guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing Contracts. The Company therefore reserves the right to modify the Contract as necessary to attempt to prevent the contract owner from being considered the federal tax owner of a proportional share of the assets of the separate account;

- **Required Distributions.** In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires a nonqualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of your death. The nonqualified Contracts contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued. When such requirements are clarified by regulation or otherwise, we intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements;

- **Non-Natural Owners of a Nonqualified Contract.** If the owner of the Contract is not a natural person (in other words, is not an individual), a nonqualified Contract generally is not treated as an annuity for federal income tax purposes and the income on the Contract for the taxable year is currently taxable as ordinary income. Income on the Contract is any increase in the contract value over the "investment in the Contract" (generally, the premium payments or other consideration you paid for the Contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a non-natural person should consult with a tax and/or legal adviser before purchasing the Contract. When the contract owner is not a natural person, a change in the annuitant is treated as the death of the contract owner for purposes of the required distribution rules described above; and

- **Delayed Annuity Starting Date.** If the Contract's annuity starting date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g., after age 95), it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includible in your income.

Taxation of Distributions

General. When a withdrawal from a nonqualified Contract occurs before the Contract's annuity starting date, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the Contract at that time. A Market Value Adjustment, if applicable, could increase the contract value. Investment in the Contract is generally equal to the amount of all premium payments to the Contract, plus amounts previously included in your gross income as the result of certain loans, collateral assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a surrender under a nonqualified Contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the Contract (cost basis).

10% Penalty Tax. A distribution from a nonqualified Contract may be subject to a penalty tax equal to 10% of the amount treated as income. In general, however, there is no penalty tax on distributions:

- Made on or after the taxpayer reaches age 59½;
- Made on or after the death of a contract owner (the annuitant if the contract owner is a non-natural person);
- Attributable to the taxpayer's becoming disabled as defined in the Tax Code;
- Made as part of a series of substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or
- The distribution is allocable to investment in the Contract before August 14, 1982.

The 10% penalty tax does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax and/or legal adviser should be consulted with regard to exceptions from the penalty tax.

Tax-Free Exchanges. Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will generally carry over to the new contract. You should consult with your tax and/or legal adviser regarding procedures for making Section 1035 exchanges.

If your Contract is purchased through a tax-free exchange of an annuity contract that was purchased prior to August 14, 1982, then any distributions other than annuity payments will be treated, for tax purposes, as coming:

- First, from any remaining "investment in the contract" made prior to August 14, 1982, and exchanged into the Contract;
- Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
- Then, from any remaining "income on the contract"; and
- Lastly, from any remaining "investment in the contract."

In certain instances, the partial exchange of a portion of one annuity contract for another contract is a tax-free exchange. Pursuant to IRS guidance, receipt of partial withdrawals or surrenders from either the original contract or the new contract during the 180 day period beginning on the date of the partial exchange may retroactively negate the partial exchange. If the partial exchange is retroactively negated, the partial withdrawal or surrender of the original contract may be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract and, if the partial exchange occurred prior to you reaching age 59½, may be subject to an additional 10% penalty tax. We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, reports or recognizes a partial exchange. We strongly advise you to discuss any proposed 1035 exchange or subsequent distribution within 180 days of a partial exchange with your tax and/or legal adviser prior to proceeding with the transaction.

Taxation of Annuity Payments. Although tax consequences may vary depending upon the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each subsequent annuity payment is subject to tax as ordinary income.

Annuity Contracts that are partially annuitized are treated as separate contracts with their own annuity starting date and exclusion ratio. Specifically, an exclusion ratio will be applied to any amount received as an annuity under a portion of the annuity Contract, provided that annuity payments are made for a period of ten years or more or for life. Please consult your tax and/or legal adviser before electing a partial annuitization.

Death Benefits. Amounts may be distributed from a Contract because of your death or the death of the annuitant. Different distribution requirements apply if your death occurs:

- After you begin receiving annuity payments under the Contract; or
- Before you begin receiving such distributions.

If the your death occurs after you begin receiving annuity payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving annuity payments, your entire balance must be distributed within five years after the date of your death. For example, if you die on September 1, 2018, your entire balance must be distributed by August 31, 2023. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:
- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the Contract may be continued with the surviving spouse as the new contract owner. If the contract owner is a non-natural person and the primary annuitant dies or is changed, the same rules apply as outlined above for the death of the contract owner.

Generally, amounts distributed from a Contract because of your death or the death of the annuitant prior to the time annuity payments begin are includible in the income of the recipient as follows:
- If distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract; or
- If distributed under a payment option, they are taxed in the same way as annuity payments.

Special rules apply to amounts distributed after a beneficiary has elected to maintain the contract value and receive payments.

If the death occurs after annuity payments begin, a guaranteed period exists under the annuity option selected, and the annuitant dies before the end of that period, payments made for the remainder of that period are includible in income as follows:
- If distributed in a lump sum, they are included in income to the extent that they exceed the unrecovered investment in the Contract at that time; or
- If distributed in accordance with the existing annuity option selected, they are fully excluded from income until the remaining investment in the contract is deemed to be recovered, and all payments thereafter are fully includible in income.

Some Contracts offer a death benefit that may exceed the greater of the premium payments and the contract value. Certain charges are imposed with respect to these death benefits. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract.

Collateral Assignments, Pledges, Gratuitous Transfers and Other Issues. A pledge or collateral assignment (or agreement to pledge or collaterally assign) any portion of the contract value of a nonqualified Contract is treated as a distribution of such amount or portion. If the entire contract value is pledged or collaterally assigned, subsequent increases in the contract value are also treated as distributions for as long as the pledge or collateral assignment remains in place. The investment in the Contract is increased by the amount includible in income with respect to such pledge or collateral assignment, though it is not affected by any other aspect of the pledge or collateral assignment (including its release).

If an owner transfers a nonqualified Contract without adequate consideration (a gratuitous transfer) to a person other than the owner's spouse (or to a former spouse incident to a divorce), the owner must include in income the difference between the "cash surrender value" and the investment in the Contract at the time of the transfer. In such case, the transferee's investment in the Contract will be increased to reflect the amount that is included in the transferor's income. The exceptions for transfers to an owner's spouse or former spouse are limited to individuals who are treated as spouses under federal law.

The designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are generally not discussed herein.

Anyone contemplating any pledges, collateral assignments, gratuitous transfers, or other designations, should consult a tax and/or legal adviser regarding the potential tax effects of such a transaction.

Multiple Contracts. Tax laws require that all nonqualified deferred annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code Section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code Section 72(e) through the serial purchase of annuity contracts or otherwise.

Net Investment Income Tax. A net investment income tax of 3.8% will apply to some types of investment income. This tax will apply to all taxable distributions from nonqualified contracts. This tax only applies to taxpayers with "modified adjusted gross income" above $250,000 in the case of married couples filing jointly or a qualifying widow(er) with dependent child, $125,000 in the case of married couples filing separately, and $200,000 for all others.

Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a Contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number, if we are notified by the IRS that the taxpayer identification number we have on file is incorrect or if payment is made outside of the U.S. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of any non-periodic payments. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the Contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contact Customer Service.

If the payee is a non-resident alien, then U.S. federal withholding on taxable distributions will generally be at a 30% rate, unless a lower tax treaty rate applies. We may require additional documentation prior to processing any requested transaction.

If the payee of a distribution from the Contract is a foreign financial institution ("FFI") or a non-financial foreign entity ("NFFE") within the meaning of the Tax Code as amended by the Foreign Account Tax Compliance Act ("FATCA"), the distribution could be subject to U.S. federal withholding tax on the taxable amount of the distribution at a 30% rate irrespective of the status of any beneficial Owner of the Contract or the distribution. The rules relating to FATCA are complex, and a tax advisor should be consulted if an FFI or NFFE is or may be designated as a payee with respect to the Contract.

Taxation of Qualified Contracts

Eligible Retirement Plans and Programs

The Contract may have been purchased with the following retirement plans and programs to accumulate retirement savings:

- **Sections 401(a), 401(k), Roth 401(k) and 403(a) Plans.** Sections 401(a), 401(k), and 403(a) of the Tax code permit certain employers to establish various types of retirement plans for employees, and permit self-employed individuals to establish these plans for themselves and their employees. The Tax Code also allows employees of certain private employers to contribute after-tax salary contribution to a Roth 401(k) account, which provides for tax-free distributions, subject to certain restrictions;
- **403(b) Plans.** Section 403(b) of the Tax Code allows employees of certain Tax Code Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, to a Contract that will provide an annuity for the employee's retirement;
- **Individual Retirement Annuities ("IRA") and Roth IRA.** Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). Certain employers may establish Simplified Employee Pension ("SEP") or Savings Incentive Match Plan for Employees ("SIMPLE") plans to provide IRA contributions on behalf of their employees. Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA, which provides for tax-free distributions, subject to certain restrictions. **Sales of the Contract for use with IRAs or Roth IRAs may be subject to special requirements of the IRS. The IRS has not reviewed the Contract described in this prospectus for qualification as an IRA and has not addressed, in a ruling of general applicability, whether the Contract's death benefit provisions comply with IRA qualification requirements**; and
- **457 Plans.** Section 457 of the Tax Code permits certain employers to offer deferred compensation plans for their employees. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities (governmental employers), as well as non-governmental, tax-exempt organizations (non-governmental employers). A 457 plan may be either a 457(b) plan or a 457(f) plan. Participation in a 457(b) plan maintained by a non-governmental employer is generally limited to a select group of management and highly-compensated employees (other than 457(b) plans maintained by nonqualified, church-controlled organizations). Depending on the plan design, the participant may be entitled to determine the investment allocation of their deferred compensation account. There is no further information specific to 457 plans in this prospectus.

The Company may offer or may have offered the Contract for use with certain other types of qualified plans. Please see your Contract and consult with your tax adviser if you have questions about other types of plan arrangements not discussed herein.

Special Considerations for IRAs. IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. You may roll over a distribution from an IRA to an IRA only once in any 12 month period. You will not be able to roll over any portion of an IRA distribution if you rolled over any other IRA distribution during the preceding one-year period. This limit applies by aggregating all of your IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs effectively treating them as one IRA for purposes of this limit. Please note that this one-rollover-per-year rule does not apply to: (1) the conversion of a traditional IRA to a Roth IRA; (2) a rollover to or from a qualified plan; or (3) a trustee-to-trustee transfer between IRAs. Please consult your own tax and/or legal adviser if you have additional questions about these rules.

Early distribution from SIMPLE IRAs made within two years of beginning participation in the SIMPLE IRA are subject to a 25% early distribution tax.

Special Considerations for Roth IRAs. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute. Roth IRA contributions are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA, IRA or eligible plan. Individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. A conversion of a traditional IRA to a Roth IRA, and a rollover from any other eligible retirement plan to a Roth IRA, made after December 31, 2017, cannot be recharacterized as having been made to a traditional IRA.

You will not be able to roll over any portion of a Roth IRA distribution if you rolled over any other IRA distribution during the preceding one-year period. This limit applies by aggregating all of your IRAs, including SEP and SIMPLE IRAs, as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of this limit. Please note that this one-rollover-per-year rule does not apply to: (1) the conversion of a traditional IRA to a Roth IRA; (2) a rollover to or from a qualified plan; or (3) a trustee-to-trustee transfer between Roth IRAs. Please consult your own tax and/or legal adviser if you have additional questions about these rules.

A 10% penalty tax may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made. Sales of a Contract for use with a Roth IRA may be subject to special requirements of the IRS. The IRS has not reviewed the Contracts described in this prospectus for qualification as Roth IRAs and has not addressed, in a ruling of general applicability, whether the Contract's death benefit provisions comply with IRS qualification requirements.

Taxation

The tax rules applicable to qualified Contracts vary according to the type of qualified Contract and the specific terms and conditions of the qualified Contract and the terms and conditions of the qualified plan or program. The ultimate effect of federal income taxes on the amounts held under a qualified Contract, or on income phase (i.e., annuity) payments from a qualified Contract, depends upon the type of qualified Contract or program as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified Contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
- Contributions in excess of specified limits;
- Distributions before age 59½ (subject to certain exceptions);
- Distributions that do not conform to specified commencement and minimum distribution rules; and
- Certain other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the Contract described in this prospectus. No attempt is made to provide more than general information about the use of the Contract with qualified plans and programs. Contract owners, sponsoring employers, participants, annuitants and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plan or program, regardless of the terms and conditions of the Contract. The Company is not bound by the terms and conditions of such plans and programs to the extent such terms contradict the language of the Contract, unless we consent in writing.

Contract owners, sponsoring employers, participants, annuitants and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law. **Therefore, you should seek tax and/or legal advice regarding the suitability of the Contract for your particular situation.** The following discussion assumes that qualified Contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as described in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans and programs are limited by the Tax Code. We provide general information on these requirements for certain plans and programs below. You should consult with a tax and/or legal adviser in connection with contributions to a qualified Contract.

401(a), 401(k), Roth 401(k), 403(a) and 403(b) Plans. The total annual contributions (including pre-tax and Roth 401(k) after-tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $55,000 (as indexed for 2018). Compensation means your compensation for the year from the employer sponsoring the plan and includes any elective deferrals under Tax Code Section 402(g) and any amounts not includible in gross income under Tax Code Sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 401(k), Roth 401(k) or 403(b) plan to generally no more than $18,500 (2018). Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

With the exception of the Roth 401(k) contributions, premium payments to your account(s) will generally be excluded from your gross income. Roth 401(k) salary reduction contributions are made on an after-tax basis.

Catch-up Contributions. Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 401(k), Roth 401(k) or 403(b) plan who is at least age 50 by the end of the plan year may contribute an additional amount ("Age 50 Catch-ups") not to exceed the lesser of:
- $6,000; or
- The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Traditional and Roth IRAs. You are eligible to contribute to a traditional IRA if you have compensation includible in income for the taxable year and you are not age 70½ by the end of the year. For 2018, the contribution to your traditional IRA cannot exceed the lesser of $5,500 or your taxable compensation. If you are age 50 or older, you can make an additional catch-up contribution of $1,000. Contributions to a traditional IRA may be deductible depending on your modified adjusted gross income ("MAGI"), tax filing status, and whether you or your spouse are an active participant in a retirement plan.

You may be eligible to contribute to a Roth IRA if you have compensation includible in income for the year. For 2018, the contribution to a Roth IRA cannot exceed the lesser of $5,500 or your taxable compensation. If you are age 50 or older, you can make an additional catch up contribution of $1,000. The amount you can contribute to a Roth IRA is reduced by the amount of any contributions you make to an individual retirement plan for your benefit (not including SEPs or SIMPLE IRAs). Your ability to contribute to a Roth IRA may be further limited by your MAGI and tax filing status. Contributions to a Roth IRA are not deductible.

Distributions – General

Certain tax rules apply to distributions from the Contract. A distribution is any amount taken from a Contract including withdrawals, income phase (i.e., annuity) payments and death benefit proceeds. The taxable portion of all distributions will be reported to the IRS.

Section 401(a), 401(k), 403(a) and 403(b) Plans. Distributions from these plans are taxed as received unless one of the following is true:
- The distribution is an eligible rollover distribution and is directly transferred or rolled over within 60 days to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed on all or part of the earnings on the contributions according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

Please note that a distribution of a pre-tax account is reported as a taxable distribution, even if you roll over the distribution within 60 days.

A distribution is an eligible rollover distribution unless it is:
- Part of a series of substantially equal periodic payments (at least one per year) made over the life (or life expectancy) of the participant or the joint lives (or joint life expectancies) of the participant and his designated beneficiary or for a specified period of ten years or more;
- A required minimum distribution under Tax Code Section 401(a)(9);
- A hardship withdrawal; or
- Otherwise not recognized under applicable regulations as eligible for rollover.

IRAs. All distributions from an IRA are taxed as received unless either one of the following is true:
- The distribution is directly transferred to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or
- You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

10% Additional Tax. The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a Contract used with a 401(a), 401(k), 403(a) or 403(b) plan (collectively, qualified plans). The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a traditional or Roth IRA to amounts transferred from a qualified plan or IRA.

Exceptions to the 10% additional tax apply if:
- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- The distribution is paid directly to the government in accordance with an IRS levy;
- The distribution is a qualified reservist distribution as defined under the Tax Code;
- The distribution is eligible for penalty relief extended to victims of certain natural disasters; or
- You have unreimbursed medical expenses that are more than 7.5% of your adjusted gross income.

Additional exceptions may apply to distributions from a traditional or Roth IRA if:
- The distribution amount is made in substantially equal periodic payments (at least annually) over your life (or life expectancy) or the join lives (or joint life expectancies) of you and your designated beneficiary;
- The distributions are not more than the cost of your medical insurance due to a period of unemployment (subject to certain conditions);
- The distributions are not more than your qualified higher education expenses; or
- You use the distribution to buy, build or rebuild a first home.

Additional exceptions may apply to distributions from a qualified plan if:
- You have separated from service with the plan sponsor at or after age 55;
- You are a qualified public safety employee taking a distribution from a governmental plan and you separated from service after age 50;
- The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated Beneficiary; or
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO").

The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Qualified Distributions − Roth 401(k) and Roth IRAs. A partial or full distribution of premium payments to a Roth 401(k) or a Roth IRA account and earnings credited on those premium payments (or of in-plan rollover amounts and earnings credited on those amounts, as described in the **"In-Plan Roth Rollovers"** section below) will be excludable from income if it is a qualified distribution. A "qualified distribution" from a Roth 401(k) or Roth IRA is defined as a distribution that meets the following two requirements:
- The distribution occurs after the five-year taxable period measured from the earlier of:
  > The first taxable year you, as applicable, made a contribution to a Roth IRA or a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Tax Code Section 402A;
  > If a rollover contribution was made from a designated Roth account previously established for your under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account; or
  > The first taxable year in which you made an in-plan Roth rollover or non-Roth amounts under the same plan; AND
- The distribution occurs after you attain age 59½, die with payment being made to your beneficiary or estate or become disabled as defined in the Tax Code.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the Contract (basis) and earnings on the Contract.

Distributions – Eligibility

401(a) Pension Plans. Subject to the terms of your 401(a) pension plan, distributions may generally only occur upon:
- Retirement;
- Death;
- Disability;
- Severance from employment;
- Attainment of normal retirement age;
- Attainment of age 62; or
- Termination of the plan.

Such distributions remain subject to other applicable restrictions under the Tax Code.

401(k) and Roth 401(k) Plans. Subject to the term of your 401(k) plan, distributions from your 401(k) or Roth 401(k) employee account, and possibly all or a portion of your 401(k) or Roth 401(k) employer account, may generally only occur upon:
- Retirement;
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship (for 2018 and earlier, contributions only, not earnings); or
- Termination of the plan.

Such distributions remain subject to other applicable restrictions under the Tax Code.

403(b) Plans. Distribution of certain salary reduction contributions and earnings on such contributions restricted under Tax Code Section 403(b)(11) may generally only occur upon:
- Retirement;
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship (for 2018 and earlier, contributions only, not earnings);
- Termination of the plan; or
- Meeting other circumstances as allowed by federal law, regulations or rulings.

Such distributions remain subject to other applicable restrictions under the Tax Code.

Section 403(b) regulations prohibit the distribution of amounts attributable to employer contributions before the earlier of your severance from employment or prior to the occurrence of some event as provided under your employer's plan, such as after a fixed number of years, the attainment of a stated age, or a disability.

If the Company agrees to accept amounts exchanged from a Tax Code Section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code Section 403(b)(7)(A)(ii).

Before we process a withdrawal request to confirm with your 403(b) plan sponsor or otherwise, that the withdrawals you request from a 403(b) contract comply with applicable tax requirements.

Lifetime Required Minimum Distributions (401(a), 401(k), Roth 401(k), 403(a), 403(b) and IRAs)

To avoid certain tax penalties, you and any designated beneficiary must also satisfy the required minimum distribution rules set forth in the Tax Code. These rules dictate the following:
- The start date for distributions;
- The time period in which all amounts in your Contract(s) must be distributed; and
- Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or in the case of an employer-sponsored plan, April 1 of the calendar year following the calendar year in which you retire, whichever occurs later, unless:
- Under 401(a) or 401(k) plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70½; or
- Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

Time Period. We must pay out distributions from the Contract over a period not extending beyond one of the following time periods:
- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). Before annuity payments begin, the required minimum distribution amount is generally determined by dividing the entire interest in the account as of December 31 of the preceding year by the applicable distribution period. The entire interest in the account includes the amount of any outstanding rollover, transfer and recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits and any optional living benefit. If annuity payments have begun under an annuity option that satisfies the Tax Code section 401(a)(9) regulations, such payments will generally be viewed as satisfying your required minimum distribution.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed. In certain circumstances this excise tax may be waived by the IRS.

Roth IRAs. Required minimum distributions are not applicable to Roth IRAs during your lifetime. Further information regarding required minimum distributions may be found in your Contract.

Required Distributions upon Death (401(a), 401(k), Roth 401(k), 403(a), 403(b), IRAs and Roth IRAs)

Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your Contract.

If your death occurs on or after the date you begin receiving minimum distributions under the Contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Very generally, for benefits not being paid as an annuity, this means calculating the minimum distribution using the longer of the beneficiary's remaining life expectancy determined in the year following the year of the owner's death, reduced by one for each subsequent year or owner's remaining life expectancy at death, reduced by one for each subsequent year. Tax Code Section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before the date you begin receiving minimum distributions under the Contract, your entire balance generally must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2018, your entire balance must be distributed to the designated beneficiary by December 31, 2023. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:
- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If your death occurs before the date you begin receiving required minimum distributions under the Contract and the designated beneficiary is your spouse, distributions must generally begin on or before the later of the following:
- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If your death occurs before the date you begin receiving required minimum distributions under the contract and there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract owner's death.

Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only). In lieu of taking a distribution under these rules, if the sole designated beneficiary is the contract owner's surviving spouse, the spousal beneficiary may elect to treat the Contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the Contract or fails to take a distribution within the required time period.

Withholding

Any taxable distributions under the Contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status.

401(a), 401(k), Roth 401(k), 403(a) and 403(b) Plans. Generally, eligible rollover distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

IRAs and Roth IRAs. Generally, you or, if applicable, a designated beneficiary may elect not to have tax withheld from distributions. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number, if we are notified by the IRS that the taxpayer identification number we have on file is incorrect, or if the payment is made outside of the U.S. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Non Resident Aliens. If you or your designated beneficiary is a non-resident alien, withholding will generally be 30% based on the individual's citizenship, the country of domicile and tax treaty status.

In-Plan Roth Rollovers

Tax Code Section 401(k) plans may add a "qualified Roth contribution program," under which employees can forego the current exclusion from gross income for elective deferrals, in exchange for the future exclusion of the distribution of the deferrals and any earnings thereon. That is, participants may elect to make non-excludable contributions to "designated Roth accounts" (instead of making excludable contributions) – and to exclude from gross income (if certain conditions are met) distributions from these accounts (instead of having distributions included in gross income).

If permitted under the plan for which the Contract is issued and provided the plan offers a Roth 401(k) account, non-Roth amounts may be rolled over into a corresponding Roth account within the same plan. The Tax Code provides that, generally, an in-plan rollover to a Roth account is taxable and includable in gross income in the year the rollover occurs, just as if the amount were distributed and not rolled into a qualified account. Please note that in-plan rollovers into a Roth account are not subject to withholding. Consequently, an individual considering such a transaction may want to increase their tax withholding or make an estimated tax payment in the year of the rollover. Amounts rolled over into an in-plan Roth account cannot subsequently be converted back into a non-Roth account.

A partial or full distribution of in-plan Roth rollover amounts and earnings credited on those amounts (or of premium payments made by salary reduction to a Roth account and earnings credited on those premium payments, as described above) will be excludable from income if it is a qualified distribution as defined in the **"Qualified Distributions – Roth 401(k) and Roth IRAs"** section above.

In-plan Roth rollovers are not subject to the 10% additional tax on early distributions under Tax Code Section 72(t) that would normally apply to distributions from a 401(k) plan. However, a special recapture rule applies when a plan distributes any part of the in-plan Roth rollover within a five-year taxable period, making the distribution subject to the 10% additional tax on early distributions under Tax Code Section 72(t) unless an exception to this tax applies or the distribution is allocable to any nontaxable portion of the in-plan Roth rollover. The five-year taxable period begins January 1 of the year of the in-plan Roth rollover and ends on the last day of the fifth year of the period. This special recapture rule does not apply when the participant rolls over the distribution to another designated Roth account or to a Roth IRA but does apply to a subsequent distribution from the rolled over account or Roth IRA within the five-year taxable period.

Due to administrative complexity, certain in-plan Roth rollovers may not be available through the Contract. Additionally, the tax rules associated with Roth accounts and in-plan Roth rollovers can be complex and you should seek tax and/or legal advice regarding your particular situation.

Assignment and Other Transfers

401(a), 401(k), Roth 401(k), 403(a) and 403(b) Plans. Your beneficial interest in the Contract may not be assigned or transferred to persons other than:
- A plan participant as a means to provide benefit payments;
- An alternate payee under a QDRO in accordance with Tax Code Section 414(p);
- The Company as collateral for a loan; or
- The enforcement of a federal income tax lien or levy.

IRAs and Roth IRAs. The Tax Code does not allow a transfer or assignment of your rights under these Contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the Contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a tax and/or legal adviser regarding the potential tax effects of such a transaction.

Tax Consequences of Living Benefits and Enhanced Death Benefits

Living Benefits. Except as otherwise noted below, when a full or partial withdrawal from a Contract occurs under a Voya LifePay Plus or Voya Joint LifePay Plus rider, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any deferred sales charge) immediately before the distribution over the investment in the Contract at that time.

Investment in the Contract is generally equal to the amount of all contributions to the Contract previously included in your gross income, plus amounts previously included in your gross income as the result of certain loans, assignments, or gifts, less the aggregate amount of non-taxable distributions previously made. The income on the Contract for purposes of calculating the taxable amount of a distribution may be unclear. For example, the living benefits provided under the Voya LifePay Plus or Voya Joint LifePay Plus rider, as well as any applicable Market Value Adjustment, could increase the contract value that applies. Thus, the income on the Contract could be higher than the amount of income that would be determined without regard to such a benefit. As a result, you could have higher amounts of income than will be reported to you. In addition, payments under any guaranteed payment phase of such riders may be subject to the exclusion ratio rules under Tax Code Section 72(b) for tax purposes. Please consult your tax and/or legal adviser about the tax consequences of living benefits.

Payments of the Maximum Annual Withdrawal pursuant to the Income Optimizer under the Voya LifePay Plus or Voya Joint LifePay Plus rider are designed to be treated as annuity payments for withholding and tax reporting purposes. A portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when your payments of the Maximum Annual Withdrawal pursuant to the Income Optimizer start. Any withdrawals in addition to the Maximum Annual Withdrawal payments you are receiving pursuant to the Income Optimizer constitute Excess Withdrawals under the Voya LifePay Plus or Voya Joint LifePay Plus rider, causing a proportional reduction of the Voya LifePay Plus Base and Maximum Annual Withdrawal. This reduction will result in a proportional reduction in the non-taxable portion of your future Maximum Annual Withdrawal payments. Once your investment in the Contract has been fully recovered, the full amount of each of your future Maximum Annual Withdrawal payments would be subject to tax as ordinary income.

Enhanced Death Benefits. The Contract offers a death benefit that may exceed the greater of premium payments and the contract value. It is possible that the IRS could characterize such a death benefit as other than an incidental death benefit, which may result in currently taxable income and could affect the amount of required minimum distributions. Additionally, because certain charges are imposed with respect to some of the available death benefits it is possible those charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract. Please consult your tax adviser about the tax consequences of enhanced death benefits.

Same-Sex Marriages

The Contract provides that upon your death a surviving spouse may have certain continuation rights that he or she may elect to exercise for the Contract's Death Benefit and any joint-life coverage under a living benefit. All contract provisions relating to spousal continuation are available only to a person who meets the definition of "spouse" under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Please consult your tax and/or legal adviser for further information about this subject.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the Contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the Contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the Contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation thereof may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the Contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

APPENDIX A

Condensed Financial Information

Except for subaccounts which did not commence operations as of December 31, 2017, the following tables show the Condensed Financial Information (accumulation unit values and number of units outstanding for the indicated periods) for each subaccount of Separate Account B under the Contract with the lowest and highest combination of asset-based charges. This information is current through December 31, 2017, including portfolio names. Portfolio name changes after December 31, 2017, are not reflected in the following information. Complete information is available in the SAI. Contact Customer Service to obtain your copy of the SAI free of charge.

Separate Account Annual Charges of 1.40%

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
Value at beginning of period	$12.04	$11.76	$12.05	$11.99	$10.62	$9.80	$10.31	$9.53	$7.99	$10.09
Value at end of period	$13.50	$12.04	$11.76	$12.05	$11.99	$10.62	$9.80	$10.31	$9.53	$7.99
Number of accumulation units outstanding at end of period	6,996,515	8,664,609	10,146,226	11,809,955	13,043,592	13,195,463	14,658,436	14,545,662	13,749,221	5,658,472
COLUMBIA SMALL CAP VALUE FUND VS (CLASS 2)										
Value at beginning of period	$35.32	$26.98	$29.21	$28.75	$21.75	$19.83	$21.42	$17.18	$13.94	$19.68
Value at end of period	$39.69	$35.32	$26.98	$29.21	$28.75	$21.75	$19.83	$21.42	$17.18	$13.94
Number of accumulation units outstanding at end of period	224,260	371,322	463,069	571,341	731,242	853,085	975,035	1,094,501	1,267,316	1,517,242
PROFUND VP BULL										
Value at beginning of period	$14.19	$13.13	$13.37	$12.17	$9.51	$8.47	$8.59	$7.74	$6.31	$10.27
Value at end of period	$16.70	$14.19	$13.13	$13.37	$12.17	$9.51	$8.47	$8.59	$7.74	$6.31
Number of accumulation units outstanding at end of period	24,959	30,950	37,080	40,009	64,161	80,226	96,088	119,978	139,938	178,757
PROFUND VP EUROPE 30										
Value at beginning of period	$9.89	$9.30	$10.59	$11.75	$9.80	$8.52	$9.49	$9.37	$7.19	$13.02
Value at end of period	$11.67	$9.89	$9.30	$10.59	$11.75	$9.80	$8.52	$9.49	$9.37	$7.19
Number of accumulation units outstanding at end of period	19,913	36,367	41,138	46,167	61,749	74,259	85,942	104,606	126,512	152,071
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$2.03	$2.17	$2.24	$3.25	$2.83	$3.09	$5.01	$6.05	$4.64	$7.59
Value at end of period	$1.76	$2.03	$2.17	$2.24	$3.25	$2.83	$3.09	$5.01	$6.05	$4.64
Number of accumulation units outstanding at end of period	141,338	185,734	203,341	238,818	238,813	266,658	270,919	290,517	316,599	402,662
VOYA EURO STOXX 50® INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.81	$8.92	$9.49	$10.65	$8.61	$7.17	$8.79	$9.81	$9.75	
Value at end of period	$10.76	$8.81	$8.92	$9.49	$10.65	$8.61	$7.17	$8.79	$9.81	
Number of accumulation units outstanding at end of period	313,873	314,826	436,191	416,500	326,776	188,165	94,586	113,073	7,459	
VOYA FTSE 100 INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$11.30	$11.65	$12.74	$13.87	$11.83	$10.41	$11.02	$10.26	$10.28	
Value at end of period	$13.55	$11.30	$11.65	$12.74	$13.87	$11.83	$10.41	$11.02	$10.26	
Number of accumulation units outstanding at end of period	62,938	65,179	99,064	119,738	73,798	47,433	72,547	76,851	5,674	
VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.16	$9.74	$10.13	$9.80	$8.74	$7.70	$8.13	$7.79	$6.08	$9.95
Value at end of period	$12.37	$10.16	$9.74	$10.13	$9.80	$8.74	$7.70	$8.13	$7.79	$6.08
Number of accumulation units outstanding at end of period	6,479,748	7,999,553	9,507,797	3,326,376	3,553,623	3,776,108	4,036,972	4,398,876	4,692,093	4,193,381

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA GLOBAL EQUITY PORTFOLIO (CLASS T)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.09	$8.75	$9.45							
Value at end of period	$11.02	$9.09	$8.75							
Number of accumulation units outstanding at end of period	451,551	540,000	785,892							
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$10.63	$10.12	$10.66	$10.41	$10.20					
Value at end of period	$12.01	$10.63	$10.12	$10.66	$10.41					
Number of accumulation units outstanding at end of period	2,646,948	3,586,276	4,487,470	5,157,399	2,055,521					
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$15.37	$15.58	$15.80	$16.02	$16.24	$16.47	$16.70	$16.94	$17.12	$16.95
Value at end of period	$15.22	$15.37	$15.58	$15.80	$16.02	$16.24	$16.47	$16.70	$16.94	$17.12
Number of accumulation units outstanding at end of period	2,974,048	4,119,413	4,627,796	5,330,177	6,262,749	6,109,676	7,655,564	7,999,039	11,578,123	15,903,229
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.80	$14.66	$15.15	$13.94	$10.87	$9.57	$9.99			
Value at end of period	$18.66	$15.80	$14.66	$15.15	$13.94	$10.87	$9.57			
Number of accumulation units outstanding at end of period	7,224,237	9,534,437	11,357,787	13,193,311	15,699,200	17,914,965	19,736,037			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.37	$13.31	$13.73	$12.61	$9.81	$8.61	$8.78	$7.82	$6.10	$9.95
Value at end of period	$17.01	$14.37	$13.31	$13.73	$12.61	$9.81	$8.61	$8.78	$7.82	$6.10
Number of accumulation units outstanding at end of period	2,957,464	3,989,857	4,805,989	5,731,475	6,997,027	8,191,118	9,561,032	5,214,662	5,796,850	3,900,949
VOYA HANG SENG INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.87	$13.65	$14.61	$14.33	$13.99	$11.05	$13.74	$12.96	$9.99	
Value at end of period	$19.06	$13.87	$13.65	$14.61	$14.33	$13.99	$11.05	$13.74	$12.96	
Number of accumulation units outstanding at end of period	193,448	238,848	284,964	332,628	560,747	952,657	1,068,924	1,477,004	453,760	
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$20.18	$17.86	$18.49	$18.53	$17.80	$15.83	$15.37	$13.65	$9.26	$12.13
Value at end of period	$21.14	$20.18	$17.86	$18.49	$18.53	$17.80	$15.83	$15.37	$13.65	$9.26
Number of accumulation units outstanding at end of period	1,460,783	1,919,763	2,333,369	2,852,338	3,536,270	4,012,922	3,817,892	3,921,490	3,386,304	4,317,113
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$17.21	$15.87	$16.00	$14.29	$10.92	$9.71	$9.88	$8.82	$7.27	$11.78
Value at end of period	$21.10	$17.21	$15.87	$16.00	$14.29	$10.92	$9.71	$9.88	$8.82	$7.27
Number of accumulation units outstanding at end of period	268,013	434,908	502,867	611,588	718,974	816,038	939,728	1,008,074	1,178,124	1,295,966
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$23.62	$20.33	$21.05	$19.54	$14.76	$12.75	$13.12	$10.94	$8.44	$13.75
Value at end of period	$26.39	$23.62	$20.33	$21.05	$19.54	$14.76	$12.75	$13.12	$10.94	$8.44
Number of accumulation units outstanding at end of period	304,281	535,541	606,003	733,866	900,327	1,007,217	1,103,955	1,204,164	1,377,178	1,538,832
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$23.25	$18.57	$19.51	$18.80	$13.40	$12.12	$12.41	$10.28	$8.37	$12.80
Value at end of period	$25.13	$23.25	$18.57	$19.51	$18.80	$13.40	$12.12	$12.41	$10.28	$8.37
Number of accumulation units outstanding at end of period	241,436	393,989	471,739	590,078	701,737	824,353	906,059	987,422	1,101,850	1,200,311

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$15.80	$15.38	$15.56	$14.82	$15.09	$14.03	$13.26	$12.28	$11.19	$12.42
Value at end of period	$16.32	$15.80	$15.38	$15.56	$14.82	$15.09	$14.03	$13.26	$12.28	$11.19
Number of accumulation units outstanding at end of period	24,021,783	28,010,382	32,021,473	35,604,078	12,404,667	12,675,495	13,585,163	14,805,735	15,212,968	14,692,505
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$9.33	$9.43	$9.70	$10.41						
Value at end of period	$11.42	$9.33	$9.43	$9.70						
Number of accumulation units outstanding at end of period	8,473,575	10,918,223	12,820,021	14,338,873						
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$8.72	$8.79	$9.01	$9.74	$8.16	$6.98	$8.09	$7.62	$6.06	$10.14
Value at end of period	$10.70	$8.72	$8.79	$9.01	$9.74	$8.16	$6.98	$8.09	$7.62	$6.06
Number of accumulation units outstanding at end of period	348,186	475,607	558,185	670,510	985,325	849,883	818,658	1,156,598	1,391,858	139,687
VOYA JAPAN TOPIX INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.65	$12.47	$11.44	$12.27	$9.97	$9.40	$11.05	$9.86	$9.81	
Value at end of period	$15.64	$12.65	$12.47	$11.44	$12.27	$9.97	$9.40	$11.05	$9.86	
Number of accumulation units outstanding at end of period	99,894	130,308	179,540	88,325	158,004	62,624	178,839	63,936	3,051	
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$15.69	$15.40	$14.78	$13.26	$10.32	$10.27				
Value at end of period	$19.97	$15.69	$15.40	$14.78	$13.26	$10.32				
Number of accumulation units outstanding at end of period	11,904,633	16,175,859	19,109,726	22,337,194	26,880,710	30,794,923				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$25.11	$24.56	$23.48	$21.00	$16.31	$14.04	$13.93	$12.36	$8.80	$12.32
Value at end of period	$32.05	$25.11	$24.56	$23.48	$21.00	$16.31	$14.04	$13.93	$12.36	$8.80
Number of accumulation units outstanding at end of period	5,622,301	7,562,016	9,118,020	11,036,243	7,109,891	1,682,756	2,130,653	1,082,965	1,127,373	74,128
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.63	$14.85	$15.80	$14.60	$11.33	$10.05	$10.05			
Value at end of period	$18.57	$16.63	$14.85	$15.80	$14.60	$11.33	$10.05			
Number of accumulation units outstanding at end of period	5,508,969	7,421,221	9,147,104	8,808,653	5,395,409	830,633	569,147			
VOYA LIMITED MATURITY BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$22.51	$22.54	$22.74	$22.90	$23.07	$23.05	$23.11	$22.72	$21.50	$21.86
Value at end of period	$22.47	$22.51	$22.54	$22.74	$22.90	$23.07	$23.05	$23.11	$22.72	$21.50
Number of accumulation units outstanding at end of period	131,571	146,923	175,121	213,469	274,726	378,445	463,361	595,343	738,091	954,519
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$18.68	$17.71	$17.91	$16.73	$12.89	$11.47	$11.73	$9.15	$6.58	$10.72
Value at end of period	$22.98	$18.68	$17.71	$17.91	$16.73	$12.89	$11.47	$11.73	$9.15	$6.58
Number of accumulation units outstanding at end of period	4,774,600	2,853,934	3,240,855	3,761,739	4,703,222	3,747,745	4,227,190	4,756,551	4,502,607	4,769,928
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.44	$17.23	$17.57	$15.50	$12.06	$11.09	$11.79	$10.32	$8.43	$13.10
Value at end of period	$22.07	$18.44	$17.23	$17.57	$15.50	$12.06	$11.09	$11.79	$10.32	$8.43
Number of accumulation units outstanding at end of period	363,463	487,254	577,949	655,382	581,429	616,418	700,026	862,455	854,149	896,825

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.59	$10.26	$10.49	$10.04	$9.76	$9.17	$8.84	$8.32	$8.25	
Value at end of period	$11.25	$10.59	$10.26	$10.49	$10.04	$9.76	$9.17	$8.84	$8.32	
Number of accumulation units outstanding at end of period	3,995,871	5,389,089	5,273,239	5,808,995	6,917,396	7,030,422	7,346,128	6,256,899	5,981,757	
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.90	$13.14	$13.60	$13.09	$11.19	$10.05	$10.31	$9.37	$9.22	
Value at end of period	$15.99	$13.90	$13.14	$13.60	$13.09	$11.19	$10.05	$10.31	$9.37	
Number of accumulation units outstanding at end of period	29,664,497	39,020,544	45,698,664	51,799,708	59,186,253	63,995,469	68,956,114	74,275,484	79,472,323	
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.91	$13.21	$13.61	$13.06	$11.45	$10.40	$10.54	$9.63	$9.49	
Value at end of period	$15.71	$13.91	$13.21	$13.61	$13.06	$11.45	$10.40	$10.54	$9.63	
Number of accumulation units outstanding at end of period	17,625,445	22,613,214	26,950,962	30,767,408	35,441,375	38,485,278	42,036,780	46,040,296	48,787,781	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.29	$12.74	$13.13	$12.65	$11.66	$10.73	$10.65	$9.86	$9.75	
Value at end of period	$14.65	$13.29	$12.74	$13.13	$12.65	$11.66	$10.73	$10.65	$9.86	
Number of accumulation units outstanding at end of period	9,718,604	12,104,749	14,071,867	16,389,602	19,206,813	20,961,634	22,515,408	24,451,343	25,879,317	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$26.02	$24.83	$23.45	$21.09	$16.24	$14.42	$14.07	$12.69	$10.27	
Value at end of period	$33.60	$26.02	$24.83	$23.45	$21.09	$16.24	$14.42	$14.07	$12.69	
Number of accumulation units outstanding at end of period	820,529	1,080,819	1,104,897	1,257,121	1,242,161	1,378,422	1,637,094	1,455,162	1,607,178	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$16.33	$14.95	$14.90	$13.42	$10.33	$9.09	$9.02	$8.17	$6.71	$10.17
Value at end of period	$19.69	$16.33	$14.95	$14.90	$13.42	$10.33	$9.09	$9.02	$8.17	$6.71
Number of accumulation units outstanding at end of period	2,704,333	3,318,523	3,395,479	3,546,039	4,014,374	4,545,292	4,462,209	5,649,134	6,524,524	629,227
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$24.05	$21.15	$22.29	$20.14	$15.54	$13.59	$13.71	$12.51	$10.35	
Value at end of period	$26.84	$24.05	$21.15	$22.29	$20.14	$15.54	$13.59	$13.71	$12.51	
Number of accumulation units outstanding at end of period	856,511	1,222,175	1,205,374	471,664	439,059	373,421	310,000	194,823	130,420	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$26.59	$25.25	$25.81	$23.56	$17.71	$15.55	$16.13	$13.00	$10.36	
Value at end of period	$32.60	$26.59	$25.25	$25.81	$23.56	$17.71	$15.55	$16.13	$13.00	
Number of accumulation units outstanding at end of period	865,314	1,120,682	1,355,601	1,415,777	1,742,194	1,975,775	2,267,474	2,632,553	2,765,328	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$18.03	$16.17	$16.91	$15.25	$11.56	$10.04	$10.40	$8.45	$6.13	$10.30
Value at end of period	$20.92	$18.03	$16.17	$16.91	$15.25	$11.56	$10.04	$10.40	$8.45	$6.13
Number of accumulation units outstanding at end of period	1,265,670	1,580,451	1,639,001	1,800,620	1,609,933	1,669,174	1,745,841	1,854,424	1,478,202	578,346

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$18.35	$15.40	$16.41	$15.90	$11.65	$10.20	$10.80	$8.69	$6.97	$10.06
Value at end of period	$20.62	$18.35	$15.40	$16.41	$15.90	$11.65	$10.20	$10.80	$8.69	$6.97
Number of accumulation units outstanding at end of period	1,139,591	1,420,669	1,600,432	1,732,818	1,943,191	1,759,225	1,701,985	1,880,369	1,673,974	1,397,996
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$16.53	$14.82	$15.20	$14.64	$10.70	$9.44	$9.53	$7.31	$5.68	$8.80
Value at end of period	$19.30	$16.53	$14.82	$15.20	$14.64	$10.70	$9.44	$9.53	$7.31	$5.68
Number of accumulation units outstanding at end of period	184,896	275,069	341,370	413,406	542,408	663,418	796,478	919,414	1,117,503	1,257,982
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$20.10	$16.42	$16.82	$16.06	$11.85	$10.52	$10.97	$8.97	$7.15	$10.25
Value at end of period	$22.00	$20.10	$16.42	$16.82	$16.06	$11.85	$10.52	$10.97	$8.97	$7.15
Number of accumulation units outstanding at end of period	629,887	812,437	852,713	963,772	1,060,414	1,187,162	1,422,232	1,686,231	1,359,012	686,734
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.05	$9.60	$10.03							
Value at end of period	$11.71	$10.05	$9.60							
Number of accumulation units outstanding at end of period	8,722,120	10,212,905	12,257,013							
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.81	$11.73	$11.90	$11.44	$11.94	$11.69	$11.08	$10.62	$10.20	$9.99
Value at end of period	$11.99	$11.81	$11.73	$11.90	$11.44	$11.94	$11.69	$11.08	$10.62	$10.20
Number of accumulation units outstanding at end of period	1,685,713	2,140,065	2,326,628	2,474,708	2,262,123	2,599,279	3,165,568	3,163,184	3,588,432	3,388,765
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$20.53	$19.77	$21.11	$20.52	$14.99	$12.70	$12.60	$10.10	$7.58	$13.08
Value at end of period	$25.95	$20.53	$19.77	$21.11	$20.52	$14.99	$12.70	$12.60	$10.10	$7.58
Number of accumulation units outstanding at end of period	1,832,233	2,411,598	2,897,333	3,345,047	3,838,302	3,614,401	4,238,575	4,210,806	4,248,323	3,468,055
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.39	$11.15	$11.61	$11.48	$12.75	$12.16	$11.01	$10.59	$9.88	
Value at end of period	$11.51	$11.39	$11.15	$11.61	$11.48	$12.75	$12.16	$11.01	$10.59	
Number of accumulation units outstanding at end of period	1,823,246	2,308,811	2,427,575	2,742,060	3,201,123	5,636,752	5,459,336	3,408,948	2,184,297	
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.86	$13.97	$14.41	$12.84	$12.55	$10.13	$10.85	$9.49	$7.21	$12.45
Value at end of period	$15.10	$13.86	$13.97	$14.41	$12.84	$12.55	$10.13	$10.85	$9.49	$7.21
Number of accumulation units outstanding at end of period	689,431	850,881	1,017,120	1,199,879	1,384,244	1,576,114	1,763,062	1,961,059	2,241,686	2,084,334
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$111.21	$108.20	$106.59	$83.24	$82.71	$72.61	$67.25	$53.29	$39.77	$65.61
Value at end of period	$115.34	$111.21	$108.20	$106.59	$83.24	$82.71	$72.61	$67.25	$53.29	$39.77
Number of accumulation units outstanding at end of period	140,103	203,191	252,122	319,442	412,408	481,849	575,703	675,827	801,790	952,216
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.39	$15.33	$15.10	$13.57	$10.22	$9.23	$9.82	$8.89	$6.85	$11.43
Value at end of period	$19.64	$16.39	$15.33	$15.10	$13.57	$10.22	$9.23	$9.82	$8.89	$6.85
Number of accumulation units outstanding at end of period	1,688,524	2,237,802	2,511,540	2,768,582	3,001,487	3,337,689	3,608,516	3,853,085	3,902,577	3,528,125

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$18.04	$14.79	$15.46	$15.03	$10.89	$9.67	$10.08	$8.16	$6.63	$10.21
Value at end of period	$19.74	$18.04	$14.79	$15.46	$15.03	$10.89	$9.67	$10.08	$8.16	$6.63
Number of accumulation units outstanding at end of period	776,175	1,037,070	1,226,292	1,421,605	1,638,441	1,976,916	2,223,917	2,485,616	2,897,468	3,270,508
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$15.47	$13.56	$14.69	$14.19	$12.55	$11.31	$11.18	$10.04	$7.71	$11.06
Value at end of period	$16.83	$15.47	$13.56	$14.69	$14.19	$12.55	$11.31	$11.18	$10.04	$7.71
Number of accumulation units outstanding at end of period	2,398,130	3,155,065	3,731,542	4,655,588	5,147,846	5,478,163	5,332,275	5,251,259	5,510,324	4,555,948
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$21.53	$18.54	$20.00	$18.58	$13.96	$11.93	$12.36	$10.89	$8.59	$13.72
Value at end of period	$24.99	$21.53	$18.54	$20.00	$18.58	$13.96	$11.93	$12.36	$10.89	$8.59
Number of accumulation units outstanding at end of period	975,633	1,322,990	1,683,688	2,034,525	2,240,125	2,131,292	2,213,852	2,163,923	2,202,640	2,342,903
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$19.12	$16.86	$17.50	$16.33	$13.29	$11.98	$12.31	$11.15	$9.24	$12.26
Value at end of period	$20.85	$19.12	$16.86	$17.50	$16.33	$13.29	$11.98	$12.31	$11.15	$9.24
Number of accumulation units outstanding at end of period	3,487,076	4,329,327	5,216,053	6,388,091	2,363,718	2,113,601	2,270,527	2,408,048	2,591,371	2,734,004
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$11.91	$10.52	$10.93	$10.13						
Value at end of period	$12.97	$11.91	$10.52	$10.93						
Number of accumulation units outstanding at end of period	5,238,079	6,252,217	7,191,688	8,247,921						
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$51.89	$43.88	$45.85	$42.23	$31.99	$28.32	$29.36	$26.47	$21.66	$32.41
Value at end of period	$58.28	$51.89	$43.88	$45.85	$42.23	$31.99	$28.32	$29.36	$26.47	$21.66
Number of accumulation units outstanding at end of period	703,489	837,388	956,646	1,110,697	1,334,073	1,464,057	1,747,429	2,059,675	2,460,096	2,778,827
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.84	$17.82	$21.46	$21.57	$23.20	$19.76	$24.52	$20.67	$12.22	$25.43
Value at end of period	$27.98	$19.84	$17.82	$21.46	$21.57	$23.20	$19.76	$24.52	$20.67	$12.22
Number of accumulation units outstanding at end of period	1,680,669	2,136,235	2,491,137	2,828,949	3,257,286	3,572,154	3,601,771	3,721,910	4,884,446	4,935,142
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$19.60	$17.34	$18.13	$15.99	$12.33	$10.42	$10.38	$8.56	$6.91	$10.18
Value at end of period	$21.99	$19.60	$17.34	$18.13	$15.99	$12.33	$10.42	$10.38	$8.56	$6.91
Number of accumulation units outstanding at end of period	664,025	875,198	1,100,503	1,353,541	1,923,801	1,723,331	1,622,804	1,415,034	802,705	540,677
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$30.21	$25.19	$26.53	$24.83	$18.12	$15.49	$15.92	$12.74	$10.15	$14.69
Value at end of period	$34.42	$30.21	$25.19	$26.53	$24.83	$18.12	$15.49	$15.92	$12.74	$10.15
Number of accumulation units outstanding at end of period	869,153	1,234,769	1,470,952	1,635,806	1,942,461	1,734,757	1,899,433	2,114,063	1,657,419	1,611,588
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
Value at beginning of period	$28.26	$27.22	$25.95	$25.25	$21.44	$18.78	$17.47	$15.55	$12.24	$17.37
Value at end of period	$35.06	$28.26	$27.22	$25.95	$25.25	$21.44	$18.78	$17.47	$15.55	$12.24
Number of accumulation units outstanding at end of period	1,045,249	1,340,989	1,519,675	1,806,889	2,192,686	2,525,466	2,790,056	2,982,767	2,798,687	2,715,369

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$18.40	$18.66	$18.23	$18.11	$14.48	$12.10	$13.40	$11.73	$8.54	$14.55
Value at end of period	$24.69	$18.40	$18.66	$18.23	$18.11	$14.48	$12.10	$13.40	$11.73	$8.54
Number of accumulation units outstanding at end of period	807,076	883,783	1,216,762	1,205,566	1,469,568	1,279,009	1,397,045	1,420,560	1,635,220	1,818,384
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$87.37	$82.00	$79.04	$71.47	$59.32	$52.55	$51.80	$46.07	$35.06	$49.06
Value at end of period	$99.15	$87.37	$82.00	$79.04	$71.47	$59.32	$52.55	$51.80	$46.07	$35.06
Number of accumulation units outstanding at end of period	3,519,909	4,380,841	4,905,548	5,469,024	6,127,711	6,556,997	7,077,206	7,593,076	8,156,298	8,278,462
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$50.96	$43.51	$47.40	$44.74	$34.97	$30.26	$30.97	$27.32	$22.17	$34.97
Value at end of period	$58.41	$50.96	$43.51	$47.40	$44.74	$34.97	$30.26	$30.97	$27.32	$22.17
Number of accumulation units outstanding at end of period	958,143	1,314,400	1,493,918	1,766,295	2,183,982	2,465,852	2,820,631	3,008,352	3,153,961	3,367,200
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.95	$16.97	$15.57	$14.57	$10.64	$9.10	$9.35	$8.13	$5.78	$10.17
Value at end of period	$22.27	$16.95	$16.97	$15.57	$14.57	$10.64	$9.10	$9.35	$8.13	$5.78
Number of accumulation units outstanding at end of period	1,644,216	1,963,161	2,549,469	2,394,002	2,453,514	2,352,194	1,806,950	1,929,680	1,909,257	775,347
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.93	$14.86	$15.22	$15.61	$13.84	$11.82	$13.68	$12.19	$8.99	$18.05
Value at end of period	$18.83	$14.93	$14.86	$15.22	$15.61	$13.84	$11.82	$13.68	$12.19	$8.99
Number of accumulation units outstanding at end of period	875,910	1,015,936	1,199,390	1,221,192	1,258,845	1,385,641	1,461,019	1,599,392	1,998,238	2,376,603
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.85	$10.83	$11.39	$12.40	$10.49	$8.96	$10.36	$9.67	$7.44	$12.71
Value at end of period	$13.05	$10.85	$10.83	$11.39	$12.40	$10.49	$8.96	$10.36	$9.67	$7.44
Number of accumulation units outstanding at end of period	3,817,589	5,129,382	6,092,607	6,958,530	7,818,813	8,618,254	2,688,868	2,992,773	2,884,425	2,681,328
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$30.22	$27.64	$30.33	$31.63	$24.56	$20.46	$22.00	$20.71	$15.88	$26.69
Value at end of period	$35.23	$30.22	$27.64	$30.33	$31.63	$24.56	$20.46	$22.00	$20.71	$15.88
Number of accumulation units outstanding at end of period	484,774	655,387	816,077	984,423	1,092,286	1,218,937	1,363,264	1,606,338	1,694,621	1,712,450

Separate Account Annual Charges of 1.95%

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
Value at beginning of period	$11.46	$11.26	$11.60	$11.61	$10.35	$9.60	$10.16	$9.44	$7.96	$10.08
Value at end of period	$12.78	$11.46	$11.26	$11.60	$11.61	$10.35	$9.60	$10.16	$9.44	$7.96
Number of accumulation units outstanding at end of period	5,173,204	5,827,444	6,487,425	7,001,985	7,660,611	8,364,885	9,163,770	9,731,707	8,786,491	4,810,195
COLUMBIA SMALL CAP VALUE FUND VS (CLASS 2)										
Value at beginning of period	$32.72	$25.14	$27.37	$27.08	$20.61	$18.89	$20.53	$16.55	$13.51	$19.17
Value at end of period	$36.57	$32.72	$25.14	$27.37	$27.08	$20.61	$18.89	$20.53	$16.55	$13.51
Number of accumulation units outstanding at end of period	132,769	176,425	197,472	225,564	261,948	307,378	337,456	373,700	427,908	464,506

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
PROFUND VP BULL										
Value at beginning of period	$13.00	$12.09	$12.39	$11.34	$8.91	$7.98	$8.14	$7.37	$6.05	$9.89
Value at end of period	$15.22	$13.00	$12.09	$12.39	$11.34	$8.91	$7.98	$8.14	$7.37	$6.05
Number of accumulation units outstanding at end of period	5,903	9,319	9,826	11,653	13,868	20,716	22,523	24,279	28,304	30,665
PROFUND VP EUROPE 30										
Value at beginning of period	$9.06	$8.57	$9.81	$10.95	$9.18	$8.03	$8.99	$8.93	$6.88	$12.54
Value at end of period	$10.63	$9.06	$8.57	$9.81	$10.95	$9.18	$8.03	$8.99	$8.93	$6.88
Number of accumulation units outstanding at end of period	11,255	18,559	21,719	24,374	28,396	28,697	32,153	42,989	44,665	76,510
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$1.88	$2.03	$2.10	$3.07	$2.69	$2.95	$4.81	$5.84	$4.50	$7.41
Value at end of period	$1.63	$1.88	$2.03	$2.10	$3.07	$2.69	$2.95	$4.81	$5.84	$4.50
Number of accumulation units outstanding at end of period	63,794	73,774	80,163	90,860	86,469	94,360	95,656	97,550	99,495	112,208
VOYA EURO STOXX 50® INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$8.46	$8.62	$9.22	$10.41	$8.46	$7.08	$8.73	$9.80	$10.14	
Value at end of period	$10.28	$8.46	$8.62	$9.22	$10.41	$8.46	$7.08	$8.73	$9.80	
Number of accumulation units outstanding at end of period	157,022	129,708	238,079	183,355	152,630	75,712	26,556	55,335	1,623	
VOYA FTSE 100 INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$10.85	$11.26	$12.37	$13.55	$11.62	$10.29	$10.94	$10.25	$10.65	
Value at end of period	$12.94	$10.85	$11.26	$12.37	$13.55	$11.62	$10.29	$10.94	$10.25	
Number of accumulation units outstanding at end of period	20,978	23,736	28,940	21,967	18,411	15,614	15,765	14,590	3,105	
VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$9.66	$9.32	$9.75	$9.48	$8.51	$7.54	$8.00	$7.70	$6.05	$9.95
Value at end of period	$11.70	$9.66	$9.32	$9.75	$9.48	$8.51	$7.54	$8.00	$7.70	$6.05
Number of accumulation units outstanding at end of period	3,067,180	3,635,796	4,206,090	1,315,959	1,351,286	1,712,067	1,959,001	2,253,901	2,629,207	2,551,491
VOYA GLOBAL EQUITY PORTFOLIO (CLASS T)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.00	$8.70	$9.44							
Value at end of period	$10.85	$9.00	$8.70							
Number of accumulation units outstanding at end of period	356,157	440,814	573,289							
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$10.41	$9.97	$10.55	$10.37	$10.12					
Value at end of period	$11.70	$10.41	$9.97	$10.55	$10.37					
Number of accumulation units outstanding at end of period	1,151,625	1,345,928	1,419,387	1,570,657	32,857					
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$13.14	$13.38	$13.65	$13.92	$14.19	$14.47	$14.76	$15.05	$15.30	$15.23
Value at end of period	$12.93	$13.14	$13.38	$13.65	$13.92	$14.19	$14.47	$14.76	$15.05	$15.30
Number of accumulation units outstanding at end of period	1,961,634	2,477,085	2,506,704	2,588,669	2,922,458	3,294,219	4,195,103	3,726,691	4,944,633	6,218,579
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.28	$14.26	$14.82	$13.71	$10.75	$9.52	$9.99			
Value at end of period	$17.95	$15.28	$14.26	$14.82	$13.71	$10.75	$9.52			
Number of accumulation units outstanding at end of period	5,222,184	6,224,969	6,985,998	7,716,712	8,750,030	9,694,786	10,457,228			

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$13.65	$12.72	$13.19	$12.18	$9.53	$8.42	$8.63	$7.73	$6.06	$9.95
Value at end of period	$16.07	$13.65	$12.72	$13.19	$12.18	$9.53	$8.42	$8.63	$7.73	$6.06
Number of accumulation units outstanding at end of period	1,736,583	2,079,095	2,385,053	2,666,593	3,011,498	3,315,956	3,801,889	1,358,805	1,432,459	613,853
VOYA HANG SENG INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.29	$13.15	$14.15	$13.95	$13.70	$10.89	$13.61	$12.91	$9.99	
Value at end of period	$18.15	$13.29	$13.15	$14.15	$13.95	$13.70	$10.89	$13.61	$12.91	
Number of accumulation units outstanding at end of period	236,149	257,536	292,008	295,297	225,210	208,315	263,363	514,972	297,731	
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$18.80	$16.73	$17.42	$17.56	$16.95	$15.16	$14.81	$13.22	$9.03	$11.88
Value at end of period	$19.58	$18.80	$16.73	$17.42	$17.56	$16.95	$15.16	$14.81	$13.22	$9.03
Number of accumulation units outstanding at end of period	847,560	1,057,015	1,139,664	1,313,134	1,631,758	1,961,472	1,686,591	1,761,365	908,647	1,056,910
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$15.79	$14.64	$14.84	$13.33	$10.25	$9.16	$9.37	$8.41	$6.97	$11.36
Value at end of period	$19.25	$15.79	$14.64	$14.84	$13.33	$10.25	$9.16	$9.37	$8.41	$6.97
Number of accumulation units outstanding at end of period	351,916	454,838	494,087	577,988	667,716	717,363	789,755	927,565	995,207	1,099,093
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$24.59	$21.28	$22.16	$20.68	$15.71	$13.65	$14.12	$11.84	$9.19	$15.05
Value at end of period	$27.31	$24.59	$21.28	$22.16	$20.68	$15.71	$13.65	$14.12	$11.84	$9.19
Number of accumulation units outstanding at end of period	210,597	257,260	286,737	345,853	424,255	480,684	546,385	609,244	668,326	721,208
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$25.21	$20.24	$21.39	$20.73	$14.86	$13.51	$13.92	$11.59	$9.49	$14.59
Value at end of period	$27.10	$25.21	$20.24	$21.39	$20.73	$14.86	$13.51	$13.92	$11.59	$9.49
Number of accumulation units outstanding at end of period	193,785	229,986	251,332	285,723	324,645	365,803	403,302	440,060	470,167	505,902
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$14.55	$14.25	$14.49	$13.88	$14.21	$13.29	$12.63	$11.76	$10.78	$12.03
Value at end of period	$14.95	$14.55	$14.25	$14.49	$13.88	$14.21	$13.29	$12.63	$11.76	$10.78
Number of accumulation units outstanding at end of period	13,476,347	15,191,718	16,714,161	18,475,409	5,636,117	5,524,443	5,863,796	6,206,308	6,451,426	5,718,407
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$9.18	$9.32	$10.88	$10.14						
Value at end of period	$11.18	$9.18	$9.32	$10.88						
Number of accumulation units outstanding at end of period	4,931,767	5,752,384	6,577,170	5,189,083						
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$8.30	$8.42	$8.68	$9.43	$7.95	$6.84	$7.97	$7.55	$6.04	$10.30
Value at end of period	$10.13	$8.30	$8.42	$8.68	$9.43	$7.95	$6.84	$7.97	$7.55	$6.04
Number of accumulation units outstanding at end of period	176,942	246,799	302,841	357,580	475,874	407,661	371,833	571,744	540,619	72,627
VOYA JAPAN TOPIX INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$12.15	$12.04	$11.11	$11.98	$9.79	$9.28	$10.97	$9.85	$9.77	
Value at end of period	$14.94	$12.15	$12.04	$11.11	$11.98	$9.79	$9.28	$10.97	$9.85	
Number of accumulation units outstanding at end of period	67,301	65,921	153,943	70,837	80,535	35,526	30,902	33,251	2,545	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$15.29	$15.09	$14.56	$13.13	$10.28	$10.32				
Value at end of period	$19.34	$15.29	$15.09	$14.56	$13.13	$10.28				
Number of accumulation units outstanding at end of period	7,707,085	9,702,824	11,096,157	12,463,566	13,991,615	15,574,620				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$23.40	$23.01	$22.12	$19.90	$15.54	$13.45	$13.42	$11.98	$8.57	$12.07
Value at end of period	$29.69	$23.40	$23.01	$22.12	$19.90	$15.54	$13.45	$13.42	$11.98	$8.57
Number of accumulation units outstanding at end of period	3,073,755	3,955,528	4,615,993	5,422,863	3,611,717	883,032	1,038,029	641,795	404,582	28,155
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.09	$14.45	$15.45	$14.36	$11.21	$10.00	$10.04			
Value at end of period	$17.86	$16.09	$14.45	$15.45	$14.36	$11.21	$10.00			
Number of accumulation units outstanding at end of period	3,519,373	4,372,038	5,077,333	4,852,661	2,061,174	360,984	195,176			
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$17.11	$16.31	$16.59	$15.59	$12.07	$10.81	$11.11	$8.72	$6.31	$10.33
Value at end of period	$20.94	$17.11	$16.31	$16.59	$15.59	$12.07	$10.81	$11.11	$8.72	$6.31
Number of accumulation units outstanding at end of period	2,312,735	1,336,074	1,548,014	1,692,293	2,042,615	1,366,532	1,287,437	1,172,403	647,451	576,021
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.27	$16.23	$16.65	$14.76	$11.56	$10.69	$11.42	$10.05	$8.26	$12.90
Value at end of period	$20.56	$17.27	$16.23	$16.65	$14.76	$11.56	$10.69	$11.42	$10.05	$8.26
Number of accumulation units outstanding at end of period	225,734	283,009	319,579	255,728	168,358	177,578	215,052	214,959	192,048	210,718
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.17	$9.91	$10.18	$9.81	$9.59	$9.06	$8.78	$8.31	$8.25	
Value at end of period	$10.74	$10.17	$9.91	$10.18	$9.81	$9.59	$9.06	$8.78	$8.31	
Number of accumulation units outstanding at end of period	2,922,347	3,508,193	4,109,542	4,335,215	4,738,284	5,638,432	5,987,264	4,845,565	4,777,187	
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.35	$12.69	$13.21	$12.79	$10.99	$9.92	$10.25	$9.36	$9.21	
Value at end of period	$15.27	$13.35	$12.69	$13.21	$12.79	$10.99	$9.92	$10.25	$9.36	
Number of accumulation units outstanding at end of period	19,398,057	23,818,393	26,764,293	29,932,322	33,789,179	36,373,432	38,938,265	41,710,174	44,762,701	
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.36	$12.76	$13.22	$12.76	$11.24	$10.28	$10.47	$9.62	$9.49	
Value at end of period	$15.01	$13.36	$12.76	$13.22	$12.76	$11.24	$10.28	$10.47	$9.62	
Number of accumulation units outstanding at end of period	13,119,364	15,470,560	17,405,244	19,408,440	21,267,493	22,887,896	24,435,172	26,143,151	27,731,127	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.76	$12.30	$12.75	$12.35	$11.45	$10.59	$10.58	$9.85	$9.75	
Value at end of period	$13.99	$12.76	$12.30	$12.75	$12.35	$11.45	$10.59	$10.58	$9.85	
Number of accumulation units outstanding at end of period	6,205,476	7,356,021	8,133,601	8,883,679	10,216,292	11,171,797	11,686,641	12,734,746	13,459,100	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$24.93	$23.91	$22.71	$20.54	$15.91	$14.20	$13.94	$12.64	$10.20	
Value at end of period	$32.00	$24.93	$23.91	$22.71	$20.54	$15.91	$14.20	$13.94	$12.64	
Number of accumulation units outstanding at end of period	500,685	562,681	575,863	516,244	361,025	374,387	322,048	302,452	315,447	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$15.55	$14.32	$14.35	$13.00	$10.06	$8.90	$8.89	$8.09	$6.68	$10.31
Value at end of period	$18.64	$15.55	$14.32	$14.35	$13.00	$10.06	$8.90	$8.89	$8.09	$6.68
Number of accumulation units outstanding at end of period	856,428	1,102,105	1,152,299	1,396,600	1,209,955	1,222,419	1,182,523	1,491,909	1,537,427	185,841
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$23.03	$20.37	$21.59	$19.62	$15.22	$13.39	$13.58	$12.46	$10.54	
Value at end of period	$25.56	$23.03	$20.37	$21.59	$19.62	$15.22	$13.39	$13.58	$12.46	
Number of accumulation units outstanding at end of period	614,821	733,668	820,315	424,035	343,597	298,911	226,688	202,476	154,282	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.47	$24.31	$24.99	$22.95	$17.35	$15.32	$15.97	$12.94	$10.14	
Value at end of period	$31.05	$25.47	$24.31	$24.99	$22.95	$17.35	$15.32	$15.97	$12.94	
Number of accumulation units outstanding at end of period	491,085	585,651	639,138	610,425	697,927	736,610	750,346	801,914	789,109	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.17	$15.48	$16.29	$14.77	$11.25	$9.84	$10.24	$8.36	$6.11	$10.40
Value at end of period	$19.81	$17.17	$15.48	$16.29	$14.77	$11.25	$9.84	$10.24	$8.36	$6.11
Number of accumulation units outstanding at end of period	962,884	1,198,511	1,109,450	1,021,483	868,183	844,587	844,438	971,877	727,369	303,340
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.47	$14.75	$15.80	$15.39	$11.35	$9.99	$10.63	$8.60	$6.94	$10.16
Value at end of period	$19.53	$17.47	$14.75	$15.80	$15.39	$11.35	$9.99	$10.63	$8.60	$6.94
Number of accumulation units outstanding at end of period	663,523	856,369	905,581	869,741	1,017,389	932,748	887,230	1,007,545	845,599	553,373
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$15.14	$13.65	$14.09	$13.64	$10.02	$8.90	$9.02	$6.97	$5.44	$8.48
Value at end of period	$17.59	$15.14	$13.65	$14.09	$13.64	$10.02	$8.90	$9.02	$6.97	$5.44
Number of accumulation units outstanding at end of period	59,695	77,386	95,865	115,289	140,732	163,092	175,561	196,291	224,324	248,212
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.15	$15.73	$16.21	$15.55	$11.55	$10.31	$10.80	$8.88	$7.12	$10.13
Value at end of period	$20.84	$19.15	$15.73	$16.21	$15.55	$11.55	$10.31	$10.80	$8.88	$7.12
Number of accumulation units outstanding at end of period	399,868	454,851	424,767	455,788	534,209	612,548	676,236	730,562	637,166	317,965
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$9.97	$9.58	$10.03							
Value at end of period	$11.55	$9.97	$9.58							
Number of accumulation units outstanding at end of period	4,991,320	5,855,715	6,500,658							
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.25	$11.24	$11.46	$11.08	$11.63	$11.45	$10.92	$10.51	$10.16	$10.03
Value at end of period	$11.36	$11.25	$11.24	$11.46	$11.08	$11.63	$11.45	$10.92	$10.51	$10.16
Number of accumulation units outstanding at end of period	1,010,822	1,308,949	1,335,118	1,250,994	1,031,367	1,389,261	1,678,619	1,352,838	1,454,753	808,243

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$19.23	$18.62	$19.99	$19.54	$14.35	$12.23	$12.21	$9.84	$7.42	$12.89
Value at end of period	$24.18	$19.23	$18.62	$19.99	$19.54	$14.35	$12.23	$12.21	$9.84	$7.42
Number of accumulation units outstanding at end of period	965,955	1,166,089	1,372,191	1,576,303	1,869,863	1,743,326	1,832,414	1,920,312	2,034,794	1,705,281
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$10.91	$10.74	$11.24	$11.18	$12.49	$11.98	$10.91	$10.54	$9.88	
Value at end of period	$10.96	$10.91	$10.74	$11.24	$11.18	$12.49	$11.98	$10.91	$10.54	
Number of accumulation units outstanding at end of period	1,262,876	1,442,586	1,449,781	1,610,349	1,844,662	3,069,280	3,095,975	1,335,718	736,563	
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.06	$13.23	$13.73	$12.30	$12.09	$9.82	$10.57	$9.29	$7.10	$12.34
Value at end of period	$14.15	$13.06	$13.23	$13.73	$12.30	$12.09	$9.82	$10.57	$9.29	$7.10
Number of accumulation units outstanding at end of period	422,162	521,289	608,935	690,682	784,722	867,714	962,296	1,076,870	1,272,193	1,232,834
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$95.02	$92.96	$92.09	$72.31	$72.26	$63.79	$59.41	$47.34	$35.53	$58.95
Value at end of period	$98.00	$95.02	$92.96	$92.09	$72.31	$72.26	$63.79	$59.41	$47.34	$35.53
Number of accumulation units outstanding at end of period	69,784	93,636	118,146	136,468	175,758	216,917	238,603	276,898	343,912	412,439
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.40	$14.49	$14.35	$12.97	$9.82	$8.92	$9.54	$8.69	$6.73	$11.29
Value at end of period	$18.36	$15.40	$14.49	$14.35	$12.97	$9.82	$8.92	$9.54	$8.69	$6.73
Number of accumulation units outstanding at end of period	1,348,116	1,538,880	1,659,060	1,818,720	2,024,960	2,202,631	2,253,089	2,482,365	2,512,125	2,198,501
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$17.00	$14.01	$14.73	$14.40	$10.49	$9.37	$9.82	$7.99	$6.54	$10.11
Value at end of period	$18.49	$17.00	$14.01	$14.73	$14.40	$10.49	$9.37	$9.82	$7.99	$6.54
Number of accumulation units outstanding at end of period	500,560	613,178	697,659	759,121	869,382	991,819	1,128,872	1,279,028	1,440,440	1,534,466
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.57	$12.85	$14.00	$13.59	$12.09	$10.95	$10.90	$9.84	$7.60	$10.96
Value at end of period	$15.77	$14.57	$12.85	$14.00	$13.59	$12.09	$10.95	$10.90	$9.84	$7.60
Number of accumulation units outstanding at end of period	2,010,285	2,381,635	2,694,003	3,165,253	3,275,470	3,163,571	3,219,719	3,315,680	3,386,163	2,759,068
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$19.84	$17.18	$18.63	$17.41	$13.15	$11.31	$11.78	$10.43	$8.28	$13.29
Value at end of period	$22.89	$19.84	$17.18	$18.63	$17.41	$13.15	$11.31	$11.78	$10.43	$8.28
Number of accumulation units outstanding at end of period	804,218	1,042,365	1,187,880	1,418,748	1,425,766	1,309,287	1,385,160	1,414,600	1,474,475	1,390,974
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.91	$15.88	$16.58	$15.56	$12.73	$11.54	$11.93	$10.86	$9.05	$12.07
Value at end of period	$19.43	$17.91	$15.88	$16.58	$15.56	$12.73	$11.54	$11.93	$10.86	$9.05
Number of accumulation units outstanding at end of period	1,487,310	1,872,372	2,128,713	2,458,378	1,125,776	1,008,727	1,074,103	1,103,836	1,088,308	939,388
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$11.72	$10.41	$10.88	$10.14						
Value at end of period	$12.69	$11.72	$10.41	$10.88						
Number of accumulation units outstanding at end of period	3,940,501	4,548,819	4,860,560	5,189,083						

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$45.51	$38.70	$40.67	$37.66	$28.69	$25.54	$26.63	$24.14	$19.86	$29.89
Value at end of period	$50.83	$45.51	$38.70	$40.67	$37.66	$28.69	$25.54	$26.63	$24.14	$19.86
Number of accumulation units outstanding at end of period	283,597	362,462	366,535	409,287	445,657	448,249	490,438	539,995	572,851	500,728
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$17.86	$16.13	$19.53	$19.74	$21.35	$18.29	$22.82	$19.34	$11.50	$24.07
Value at end of period	$25.04	$17.86	$16.13	$19.53	$19.74	$21.35	$18.29	$22.82	$19.34	$11.50
Number of accumulation units outstanding at end of period	1,385,405	1,527,529	1,672,345	1,904,955	1,897,428	2,024,486	2,027,389	2,059,178	2,406,494	2,351,662
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$29.90	$26.58	$27.96	$24.80	$19.23	$16.34	$16.37	$13.57	$11.02	$16.78
Value at end of period	$33.34	$29.90	$26.58	$27.96	$24.80	$19.23	$16.34	$16.37	$13.57	$11.02
Number of accumulation units outstanding at end of period	334,805	415,316	495,059	609,871	803,006	661,980	568,733	521,278	388,927	238,668
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$27.83	$23.34	$24.71	$23.26	$17.07	$14.67	$15.17	$12.21	$9.77	$14.23
Value at end of period	$31.53	$27.83	$23.34	$24.71	$23.26	$17.07	$14.67	$15.17	$12.21	$9.77
Number of accumulation units outstanding at end of period	586,069	751,720	826,459	862,533	1,038,536	943,783	913,590	808,465	638,318	612,948
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
Value at beginning of period	$26.04	$25.22	$24.18	$23.65	$20.20	$17.79	$16.64	$14.90	$11.79	$16.83
Value at end of period	$32.12	$26.04	$25.22	$24.18	$23.65	$20.20	$17.79	$16.64	$14.90	$11.79
Number of accumulation units outstanding at end of period	717,487	876,085	901,998	981,738	1,259,103	1,464,793	1,432,949	1,201,062	1,028,934	932,107
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$19.38	$19.77	$19.42	$19.40	$15.60	$13.11	$14.59	$12.85	$9.41	$16.12
Value at end of period	$25.87	$19.38	$19.77	$19.42	$19.40	$15.60	$13.11	$14.59	$12.85	$9.41
Number of accumulation units outstanding at end of period	512,444	525,804	640,364	625,432	706,770	617,441	694,917	695,149	797,167	909,337
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$74.65	$70.46	$68.29	$62.10	$51.82	$46.17	$45.76	$40.93	$31.33	$44.08
Value at end of period	$84.25	$74.65	$70.46	$68.29	$62.10	$51.82	$46.17	$45.76	$40.93	$31.33
Number of accumulation units outstanding at end of period	2,022,180	2,448,998	2,587,016	2,779,401	2,968,270	3,000,745	3,106,109	3,316,794	3,340,970	3,106,564
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$43.54	$37.39	$40.95	$38.87	$30.56	$26.59	$27.36	$24.27	$19.81	$31.41
Value at end of period	$49.63	$43.54	$37.39	$40.95	$38.87	$30.56	$26.59	$27.36	$24.27	$19.81
Number of accumulation units outstanding at end of period	602,346	701,040	719,617	790,309	882,232	911,304	947,023	928,683	923,809	849,406
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.05	$16.17	$14.92	$14.03	$10.30	$8.86	$9.16	$8.01	$5.73	$10.14
Value at end of period	$20.98	$16.05	$16.17	$14.92	$14.03	$10.30	$8.86	$9.16	$8.01	$5.73
Number of accumulation units outstanding at end of period	894,826	1,009,650	1,183,919	1,102,594	1,346,556	1,190,043	959,911	1,067,560	987,671	535,486
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$13.99	$14.00	$14.42	$14.87	$13.26	$11.39	$13.25	$11.88	$8.80	$17.78
Value at end of period	$17.54	$13.99	$14.00	$14.42	$14.87	$13.26	$11.39	$13.25	$11.88	$8.80
Number of accumulation units outstanding at end of period	607,239	674,193	688,515	646,396	647,370	707,844	700,849	749,135	899,945	1,055,822
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.22	$10.26	$10.85	$11.88	$10.10	$8.68	$10.09	$9.47	$7.33	$12.59
Value at end of period	$12.23	$10.22	$10.26	$10.85	$11.88	$10.10	$8.68	$10.09	$9.47	$7.33
Number of accumulation units outstanding at end of period	2,661,554	3,168,374	3,548,999	3,940,479	4,087,571	4,292,665	1,619,838	1,794,450	1,737,933	1,636,457
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$26.37	$24.25	$26.76	$28.06	$21.91	$18.35	$19.85	$18.79	$14.48	$24.49
Value at end of period	$30.57	$26.37	$24.25	$26.76	$28.06	$21.91	$18.35	$19.85	$18.79	$14.48
Number of accumulation units outstanding at end of period	269,017	322,039	357,620	423,830	453,011	446,499	462,920	505,792	516,157	472,477

APPENDIX B

The Investment Portfolios

The following investment portfolios are closed to new premiums and transfers. Contract owners who have value in any of the closed investment portfolios may leave their contract value in these investments.

Closed Investment Portfolios

Columbia Variable Portfolio – Small Cap Value Fund (Class 2)	Voya International Index Portfolio (Class S)
ProFund VP Bull	Voya Large Cap Growth Portfolio (Class S)
ProFund VP Europe 30	Voya Limited Maturity Bond Portfolio (Class S)
ProFund VP Rising Rates Opportunity	Voya SmallCap Opportunities Portfolio (Class S)
Voya Global Equity Portfolio (Class S)[14]	VY® Clarion Global Real Estate Portfolio (Class S)
Voya Growth and Income Portfolio (Class S)	VY® Clarion Real Estate Portfolio (Class S)
Voya Index Plus LargeCap Portfolio (Class S)	VY® Columbia Small Cap Value II Portfolio (Class S)
Voya Index Plus MidCap Portfolio (Class S)	VY® Invesco Equity and Income Portfolio (Class S)
Voya Index Plus SmallCap Portfolio (Class S)	VY® JPMorgan Mid Cap Value Portfolio (Class S)

Open Investment Portfolios

During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios available under this Contract, plus any Fixed Interest Allocation that is available. The investment portfolios that are currently available for allocations are listed in this appendix. You bear the entire investment risk for amounts you allocate to any investment portfolio, and you may lose your principal.

The investment results of the funds are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges and expenses of the funds carefully before investing. Please refer to the funds prospectuses for this and additional information.

Shares of the funds will rise and fall in value and you could lose money by investing in them. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency. Fund prospectuses may be obtained free of charge, from Customer Service at the address and telephone number listed in the prospectus, by accessing the SEC's website or by contacting the SEC Public Reference Room. If you received a summary prospectus for any of the funds available through your Contract, you may also obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.

Certain funds offered under the Contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Certain funds are designated as "fund of funds." Funds offered in a fund of funds structure may have higher fees and expenses than a fund that invests directly in debt and equity securities.

Certain funds employ a managed volatility strategy. A managed volatility strategy is a strategy that is intended to reduce a fund's overall volatility and downside risk and, thereby, help us manage the risks associated with providing certain guarantees under the Contract.

Consult with your investment professional to determine if the investment portfolios may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

---

[14] This fund employs a managed volatility strategy. **See the "*Funds With Managed Volatility Strategies*" section for more information about managed volatility funds.**

Fund Name Investment Adviser/Subadviser	Investment Objective
BlackRock Global Allocation V.I. Fund **Investment Adviser:** BlackRock Advisors, LLC	Seeks high total investment return.
Voya Euro STOXX 50® Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the EURO STOXX 50® Index.
Voya FTSE 100 Index® Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the FTSE 100 Index®.
Voya Global Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth and current income.
Voya Global Perspectives® Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return.
Voya Government Liquid Assets Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks high level of current income consistent with the preservation of capital and liquidity.
Voya Growth and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya Hang Seng Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Hang Seng Index.

Fund Name Investment Adviser/Subadviser	Investment Objective
Voya High Yield Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide investors with a high level of current income and total return.
Voya Intermediate Bond Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya International Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.
Voya Japan TOPIX Index® Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Tokyo Stock Price Index®.
Voya Large Cap Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth.
Voya Large Cap Value Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term growth of capital and current income.
Voya MidCap Opportunities Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Multi-Manager Large Cap Core Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Columbia Management Investment Advisers, LLC and The London Company of Virginia, LLC d/b/a The London Company	Seeks reasonable income and capital growth.

Fund Name Investment Adviser/Subadviser	Investment Objective
Voya Retirement Conservative Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a conservative level of risk relative to the other Voya Retirement Portfolios.
Voya Retirement Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Growth Portfolio.
Voya Retirement Moderate Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Portfolio but less than that of Voya Retirement Growth Portfolio.
Voya Retirement Moderate Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Conservative Portfolio but less than that of Voya Retirement Moderate Growth Portfolio.
Voya Russell^{TM} Large Cap Growth Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.
Voya Russell^{TM} Large Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.
Voya Russell^{TM} Large Cap Value Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.
Voya Russell^{TM} Mid Cap Growth Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.
Voya Russell^{TM} Mid Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Index.

Fund Name Investment Adviser/Subadviser	Investment Objective
Voya Russell^{TM} Small Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.
Voya Small Company Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stock of companies with smaller market capitalizations.
Voya Solution Moderately Aggressive Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide capital growth through a diversified asset allocation strategy.
Voya U.S. Bond Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Bloomberg Barclays U.S. Aggregate Bond Index.
VY® Baron Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
VY® BlackRock Inflation Protected Bond Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** BlackRock Financial Management, Inc.	Seeks to maximize real return, consistent with preservation of real capital and prudent investment management.
VY® Columbia Contrarian Core Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks total return consisting of long-term capital appreciation and current income.
VY® Franklin Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Franklin Advisers, Inc.	Seeks to maximize income while maintaining prospects for capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective
VY® Invesco Comstock Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks capital growth and income.
VY® Invesco Equity and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return consisting of long-term capital appreciation and current income.
VY® Invesco Growth and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital and income.
VY® JPMorgan Emerging Markets Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
VY® JPMorgan Small Cap Core Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long-term.
VY® Morgan Stanley Global Franchise Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Morgan Stanley Investment Management Inc.	A *non-diversified* Portfolio that seeks long-term capital appreciation.
VY® Oppenheimer Global Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
VY® T. Rowe Price Capital Appreciation Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.

Fund Name	
Investment Adviser/Subadviser	**Investment Objective**
VY® T. Rowe Price Equity Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks a high level of dividend income as well as long-term growth of capital primarily through investments in stocks.
VY® T. Rowe Price Growth Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth through investments in stocks.
VY® T. Rowe Price International Stock Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.
VY® Templeton Foreign Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.
VY® Templeton Global Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Templeton Global Advisors Limited	Seeks capital appreciation. Current income is only an incidental consideration.

HSI is published and compiled by Hang Seng Indexes Company Limited pursuant to a license from Hang Seng Data Services Limited. The mark and name of the Index are proprietary to Hang Seng Data Services Limited. Hang Seng Indexes Company Limited and Hang Seng Data Services Limited have agreed to the use of, and reference to, the Index by Voya Investment Management Co. LLC and Voya Investments, LLC in connection with the Voya Hang Seng Portfolio (the "product"), but neither Hang Seng Indexes Company Limited nor Hang Seng Data Services Limited warrants or represents or guarantees to any broker or holder of the product or any other person: (1) the accuracy or completeness of any of the Index and its computation or any information related thereto; or (2) the fitness or suitability for any purpose of any of the Index or any component or data comprised in it; or (3) the results which may be obtained by any person from the use of any of the Index or any component or data comprised in it for any purpose, and no warranty or representation or guarantee of any kind whatsoever relating to the Index is given or may be implied. The process and basis of computation and compilation of the Index and any of the related formula or formulae, constituent stocks and factors may at any time be changed or altered by Hang Seng Indexes Company Limited without notice.

TO THE EXTENT PERMITTED BY APPLICABLE LAW, NO RESPONSIBILITY OR LIABILITY IS ACCEPTED BY HANG SENG INDEXES COMPANY LIMITED OR HANG SENG DATA SERVICES LIMITED: (1) IN RESPECT OF THE USE OF AND/OR REFERENCE TO THE INDEX BY VOYA INVESTMENT MANAGEMENT CO. LLC AND VOYA INVESTMENTS, LLC IN CONNECTION WITH THE PRODUCT; OR (2) FOR ANY INACCURACIES, OMISSIONS, MISTAKES OR ERRORS OF HANG SENG INDEXES COMPANY LIMITED IN THE COMPUTATION OF THE INDEX; OR (3) FOR ANY INACCURACIES, OMISSIONS, MISTAKES, ERRORS OR INCOMPLETENESS OF ANY INFORMATION USED IN CONNECTION WITH THE COMPUTATION OF THE INDEX WHICH IS SUPPLIED BY ANY OTHER PERSON; OR (4) FOR ANY ECONOMIC OR OTHER LOSS WHICH MAY BE DIRECTLY OR INDIRECTLY SUSTAINED BY ANY BROKER OR HOLDER OF THE PRODUCT OR ANY OTHER PERSON DEALING WITH THE PRODUCT AS A RESULT OF ANY OF THE AFORESAID, AND NO CLAIMS, ACTIONS OR LEGAL PROCEEDINGS MAY BE BROUGHT AGAINST HANG SENG INDEXES COMPANY LIMITED AND/OR HANG SENG DATA SERVICES LIMITED IN CONNECTION WITH THE PRODUCT IN ANY MANNER WHATSOEVER BY ANY BROKER, HOLDER OR OTHER PERSON DEALING WITH THE PRODUCT. ANY BROKER, HOLDER OR OTHER PERSON DEALING WITH THE PRODUCT DOES SO THEREFORE IN FULL KNOWLEDGE OF THIS DISCLAIMER AND CAN PLACE NO RELIANCE WHATSOEVER ON HANG SENG INDEXES COMPANY LIMITED AND HANG SENG DATA SERVICES LIMITED. FOR THE AVOIDANCE OF DOUBT, THIS DISCLAIMER DOES NOT CREATE ANY CONTRACTUAL OR QUASI-CONTRACTUAL RELATIONSHIP BETWEEN ANY BROKER, HOLDER OR OTHER PERSON AND HANG SENG INDEXES COMPANY LIMITED AND/OR HANG SENG DATA SERVICES LIMITED AND MUST NOT BE CONSTRUED TO HAVE CREATED SUCH RELATIONSHIP.

Fixed Account II

Fixed Account II ("Fixed Account") is an optional fixed interest allocation option offered during the accumulation phase of your variable annuity Contract. The Fixed Account, which is a segregated asset account of VIAC, provides a means for you to invest on a tax-deferred basis and earn a guaranteed interest for guaranteed interest periods (Fixed Interest Allocation(s)). We will credit your Fixed Interest Allocation(s) with a fixed rate of interest. We currently offer Fixed Interest Allocations with guaranteed interest periods that may vary by maturity, state of issue and rate. In addition, we may offer dollar cost averaging Fixed Interest Allocations, which are six-month and one-year Fixed Interest Allocations available exclusively in connection with our dollar cost averaging program. We may offer additional guaranteed interest periods in some or all states, may not offer all guaranteed interest periods on all contracts or in all states and the rates for a given guaranteed interest period may vary among contracts. We set the interest rates periodically. We may credit a different interest rate for each guaranteed interest period. The interest you earn in the Fixed Account as well as your principal is guaranteed by VIAC, as long as you do not take your money out before the maturity date for the applicable guaranteed interest period. If you take your money out from a Fixed Interest Allocation more than 30 days before the applicable maturity date, we will apply a Market Value Adjustment. A Market Value Adjustment could increase or decrease your contract value and/or the amount you take out. A surrender charge may also apply to withdrawals from your Contract.

For Contracts sold in some states, not all Fixed Interest Allocations are available. You have a right to return your Contract for a refund as described in the Contract prospectus.

The Fixed Account

You may allocate premium payments and transfer your contract value to the guaranteed interest periods of the Fixed Account during the accumulation period as described in the Contract prospectus. Every time you allocate money to the Fixed Account, we set up a Fixed Interest Allocation for the guaranteed interest period you select. We will credit your Fixed Interest Allocation with a guaranteed interest rate for the guaranteed interest period you select, so long as you do not withdraw money from that Fixed Interest Allocation before the end of the guaranteed interest period. Each guaranteed interest period ends on its maturity date which is the last day of the month in which the guaranteed interest period is scheduled to expire.

Your contract value in the Fixed Account is the sum of your Fixed Interest Allocations and the interest credited as adjusted for any withdrawals, transfers or other charges we may impose, including any Market Value Adjustment. Your Fixed Interest Allocation will be credited with the guaranteed interest rate in effect for the guaranteed interest period you selected when we receive and accept your premium or reallocation of contract value. We will credit interest daily at a rate that yields the quoted guaranteed interest rate.

If you surrender, withdraw, transfer or annuitize your investment in a Fixed Interest Allocation more than 30 days before the end of the guaranteed interest period, we will apply a Market Value Adjustment to the transaction. A Market Value Adjustment could increase or decrease the amount you surrender, withdraw, transfer or annuitize, depending on current interest rates at the time of the transaction.

Guaranteed Interest Rates

Each Fixed Interest Allocation will have an interest rate that is guaranteed as long as you do not take your money out until its maturity date. We do not have a specific formula for establishing the guaranteed interest rates for the different guaranteed interest periods. We determine guaranteed interest rates at our sole discretion. We cannot predict the level of future interest rates.

Transfers from a Fixed Interest Allocation

You may transfer your contract value in a Fixed Interest Allocation to one or more new Fixed Interest Allocations with new guaranteed interest periods, or to any of the subaccounts of VIAC's Separate Account B as described in the Contract prospectus on the maturity date of a guaranteed interest period. The minimum amount that you can transfer to or from any Fixed Interest Allocation is $100. Transfers from a Fixed Interest Allocation may be subject to a Market Value Adjustment. If you have a special Fixed Interest Allocation that was offered exclusively with our dollar cost averaging program, canceling dollar cost averaging will cause a transfer of the entire contract value in such Fixed Interest Allocation to the Voya Government Liquid Assets Portfolio, and such a transfer will be subject to a Market Value Adjustment.

Please be aware that the benefit we pay under certain optional benefit riders will be adjusted by any transfers you make to and from the Fixed Interest Allocations during specified periods while the rider is in effect.

Withdrawals from a Fixed Interest Allocation

During the accumulation phase, you may withdraw a portion of your contract value in any Fixed Interest Allocation. You may make systematic withdrawals of only the interest earned during the prior month, quarter or year, depending on the frequency chosen, from a Fixed Interest Allocation under our systematic withdrawal option. A withdrawal from a Fixed Interest Allocation may be subject to a Market Value Adjustment and a contract surrender charge. Be aware that withdrawals may have federal income tax consequences, including a 10% penalty tax, as well as state income tax consequences.

Please be aware that the benefit we pay under any of the optional benefit riders will be reduced by any withdrawals you made from the Fixed Interest Allocations during the period while the rider is in effect.

Market Value Adjustment

A Market Value Adjustment may decrease, increase or have no effect on your contract value. We will apply a Market Value Adjustment (i) whenever you withdraw or transfer money from a Fixed Interest Allocation (unless made within 30 days before the maturity date of the applicable guaranteed interest period, or under the systematic withdrawal or dollar cost averaging program) and (ii) if on the annuity start date a guaranteed interest period for any Fixed Interest Allocation does not end on or within 30 days of the annuity start date.

A Market Value Adjustment may be positive, negative or result in no change. In general, if interest rates are rising, you bear the risk that any Market Value Adjustment will likely be negative and reduce your contract value. On the other hand, if interest rates are falling, it is more likely that you will receive a positive Market Value Adjustment that increases your contract value. In the event of a full surrender, transfer or annuitization from a Fixed Interest Allocation, we will add or subtract any Market Value Adjustment from the amount surrendered, transferred or annuitized. In the event of a partial withdrawal, transfer or annuitization, we will add or subtract any Market Value Adjustment from the total amount withdrawn, transferred or annuitized (hereinafter referred to as a "Withdrawal") in order to provide the amount requested.

Effective February 13, 2018 (the "Effective Date"), your Contract was endorsed or otherwise amended to limit any negative Market Value Adjustment that we may apply to a Withdrawal from the Fixed Account. More specifically, on and after the Effective Date, we will limit future negative Market Value Adjustments that we may apply to any Withdrawals from the Fixed Account so that any such Market Value Adjustments will not cause your applicable Fixed Account value to be less than the following "Floor Guarantee":
- 100% of premiums or other amounts allocated to the Fixed Account, accumulated while so allocated with interest at an effective annual rate equal to the greater of (i) any guaranteed minimum interest rate ("GMIR") applicable to the Fixed Account and (ii) 1.5%; *minus*
- The amount of any Withdrawals from the Fixed Account (before applying any positive or negative Market Value Adjustments); *minus*
- Any applicable surrender charges.

If your Fixed Account value after application of any Market Value Adjustment or upon any Withdrawal not subject to a Market Value Adjustment is less than the Floor Guarantee, then we will reset your applicable Fixed Account value to equal the amount of your Floor Guarantee.

In applying any Market Value Adjustment, each Fixed Interest Allocation will be considered separately – i.e., amounts allocated to the Fixed Account at different points in time, and earning different rates for different guaranteed interest periods, will be considered separately. The Floor Guarantee has no impact on any positive Market Value Adjustments that may apply to a Withdrawal from a Fixed Interest Allocation.

Additionally, on the Effective Date the GMIR for the Fixed Account is increased to 1.5% if prior to the Effective Date the applicable GMIR was less than 1.5%.

As a result of the above-referenced endorsement or amendment to the Contract, on and after the Effective Date interests in the Fixed Account are no longer securities registered under the Securities Act of 1933.

Contract Value in the Fixed Interest Allocations

On the contract date, the contract value in any Fixed Interest Allocation in which you are invested is equal to the portion of the initial premium paid and designated for allocation to the Fixed Interest Allocation. On each business day after the contract date, we calculate the amount of contract value in each Fixed Interest Allocation as follows:
1) We take the contract value in the Fixed Interest Allocation at the end of the preceding business day;
2) We credit a daily rate of interest on 1) at the guaranteed rate since the preceding business day;
3) We add 1) and 2);
4) We subtract from 3) any transfers from that Fixed Interest Allocation; and
5) We subtract from 4) any withdrawals, and then subtract any contract fees (including any rider charges) and premium taxes.

Additional premium payments and transfers allocated to the Fixed Account will be placed in a new Fixed Interest Allocation. The contract value on the date of allocation will be the amount allocated. Several examples which illustrate how the Market Value Adjustment works, including the Floor Guarantee, are included in the February 2, 2018, prospectus supplement for the Fixed Account.

Cash Surrender Value

The cash surrender value is the amount you receive when you surrender the Contract. The cash surrender value of amounts allocated to the Fixed Account will fluctuate daily based on the interest credited to Fixed Interest Allocations, any Market Value Adjustment and any surrender charge. We guarantee the cash surrender value of amounts allocated to the Fixed Account will never be less than the Floor Guarantee. On any date during the accumulation phase, we calculate the cash surrender value as follows: (1) we start with your contract value; (2) we adjust for any Market Value Adjustment; and (3) we deduct any surrender charge, any charge for premium taxes, the annual contract administrative fee (unless waived), any optional benefit rider charge and any other charges incurred but not yet deducted.

Dollar Cost Averaging from Fixed Interest Allocations

You may elect to participate in our dollar cost averaging program from a Fixed Account Interest Allocation with a guaranteed interest period of one year or less. The Fixed Interest Allocations serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to other Fixed Interest Allocations or contract investment portfolio subaccounts selected by you.

The dollar cost averaging program is designed to lessen the impact of market fluctuation your investment. Since we transfer the same dollar amount to subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

You elect the dollar amount you want transferred under this program. Each monthly transfer must be at least $100. You may change the transfer amount once each contract year.

Transfers from a Fixed Interest Allocation under the dollar cost averaging program are not subject to a Market Value Adjustment.

We may in the future offer additional subaccounts or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program or otherwise modify, suspend or terminate this program. Of course, such change will not affect any dollar cost averaging programs in operation at the time.

Suspension of Payments

We have the right to delay payment of amounts from a Fixed Interest Allocation for up to six months.

More Information

See the prospectus for the Contract.

APPENDIX D

Fixed Interest Division

A Fixed Interest Division option is available through the group and individual deferred variable annuity contracts offered by the Company. The Fixed Interest Division is part of the VIAC General Account. Interests in the Fixed Interest Division have not been registered under the Securities Act of 1933, and neither the Fixed Interest Division nor the General Account are registered under the Investment Company Act of 1940.

Interests in the Fixed Interest Division are offered in certain states through an Offering Brochure, dated May 1, 2016. The Fixed Interest Division is different from the Fixed Account which is described in the prospectus but which is not available in your state. If you are unsure whether the Fixed Account is available in your state, please contact Customer Service at (800) 366-0066. When reading through the Prospectus, the Fixed Interest Division should be counted among the various investment options available for the allocation of your premiums, in lieu of the Fixed Account. The Fixed Interest Division may not be available in some states. Some restrictions may apply.

You will find more complete information relating to the Fixed Interest Division in the Offering Brochure. Please read the Offering Brochure carefully before you invest in the Fixed Interest Division.

Surrender Charge for Excess Withdrawals Example

The following assumes you made an initial premium payment of $10,000 and additional premium payments of $10,000 in each of the second and third contract years, for total premium payments under the Contract of $30,000. It also assumes a withdrawal at the end of the third contract year of 30% of the contract value of $35,000.

In this example, $8,000 (10% of the total premium payments of $30,000, which is $3,000, plus cumulative earnings, which is $35,000 less $30,000, which equals $5,000) is the maximum free withdrawal amount that you may withdraw without a surrender charge. The total amount withdrawn from the Contract would be $10,500 ($35,000 x .30). Therefore, $2,500 ($10,500 - $8,000) is considered an excess withdrawal of a part of the initial premium payment of $10,000 and would be subject to a 6% surrender charge of $160 ($2,500 x (1 / (1 - .06) - 1)). The amount of the withdrawal paid to you will be $10,500, and in addition, $160 will be deducted from your contract value.

This example does not take into account any Market Value Adjustment or deduction of any premium taxes.

APPENDIX F

Special Funds and Excluded Funds Examples

Example #1: The following examples are intended to demonstrate the impact on your 7% Solution Death Benefit Element ("7% MGDB") of allocating your contract value to Special Funds.

7% MGDB if 50% invested in Special Funds			
End of Yr	Covered	Special	Total
0	500	500	1,000
1	535	500	1,035
2	572	500	1,072
3	613	500	1,113
4	655	500	1,155
5	701	500	1,201
6	750	500	1,250
7	803	500	1,303
8	859	500	1,359
9	919	500	1,419
10	984	500	1,484

7% MGDB if 0% invested in Special Funds			
End of Yr	Covered	Special	Total
0	1,000	—	1,000
1	1,070	—	1,070
2	1,145	—	1,145
3	1,225	—	1,225
4	1,311	—	1,311
5	1,403	—	1,403
6	1,501	—	1,501
7	1,606	—	1,606
8	1,718	—	1,718
9	1,838	—	1,838
10	1,967	—	1,967

7% MGDB if 100% invested in Special Funds			
End of Yr	Covered	Special	Total
0	0	1,000	1,000
1	0	1,000	1,000
2	0	1,000	1,000
3	0	1,000	1,000
4	0	1,000	1,000
5	0	1,000	1,000
6	0	1,000	1,000
7	0	1,000	1,000
8	0	1,000	1,000
9	0	1,000	1,000
10	0	1,000	1,000

7% MGDB if transferred to Special Funds at the beginning of year 6			
End of Yr	Covered	Special	Total
0	1,000	—	1,000
1	1,070	—	1,070
2	1,145	—	1,145
3	1,225	—	1,225
4	1,311	—	1,311
5	1,403	—	1,403
6	—	1,403	1,403
7	—	1,403	1,403
8	—	1,403	1,403
9	—	1,403	1,403
10	—	1,403	1,403

7% MGDB if transferred to Covered Funds at the beginning of year 6			
End of Yr	Covered	Special	Total
0	—	1,000	1,000
1	—	1,000	1,000
2	—	1,000	1,000
3	—	1,000	1,000
4	—	1,000	1,000
5	—	1,000	1,000
6	1,070	—	1,070
7	1,145	—	1,145
8	1,225	—	1,225
9	1,311	—	1,311
10	1,403	—	1,403

Example #2: The following examples are intended to demonstrate the impact on your 7% Solution Death Benefit Element ("7% MGDB") of allocating your Contract Value to Excluded Funds.

End of Yr	7% MGDB if 50% invested in Excluded Funds						Death Benefit
	Covered		Excluded		Total		
	7% MGDB	AV	7% MGDB	AV	7% MGDB	AV	
0	500	500	500	500	1,000	1,000	1,000
1	535	510	535	510	1,045	1,020	1,045
2	572	490	572	490	1,062	980	1,062
3	613	520	613	520	1,133	1,040	1,133
4	655	550	655	550	1,205	1,100	1,205
5	701	450	701	450	1,151	900	1,151
6	750	525	750	525	1,275	1,050	1,275
7	803	600	803	600	1,403	1,200	1,403
8	859	750	859	750	1,609	1,500	1,609
9	919	500	919	500	1,419	1,000	1,419
10	984	300	984	300	1,284	600	1,284

End of Yr	7% MGDB if 0% invested in Excluded Funds		Death Benefit
	Covered		
	7% MGDB	AV	
0	1,000	1,000	1,000
1	1,070	1,020	1,070
2	1,145	980	1,145
3	1,225	1,040	1,225
4	1,311	1,100	1,311
5	1,403	900	1,403
6	1,501	1,050	1,501
7	1,606	1,200	1,606
8	1,718	1,500	1,718
9	1,838	1,000	1,838
10	1,967	600	1,967

End of Yr	7% MGDB if 100% invested in Excluded Funds		Death Benefit
	Excluded		
	7% MGDB	AV	
0	1,000	1,000	1,000
1	1,070	1,020	1,020
2	1,145	980	980
3	1,225	1,040	1,040
4	1,311	1,100	1,100
5	1,403	900	900
6	1,501	1,050	1,050
7	1,606	1,200	1,200
8	1,718	1,500	1,500
9	1,838	1,000	1,000
10	1,967	600	600

Note: AV are hypothetical illustrative values. Not a projection. "7% MGDB" for Excluded funds is notional. Not payable as a benefit. Death Benefit for Excluded Funds equals Accumulation Value (AV).

Transfer from Covered Funds to Excluded Funds at the beginning of year 6							
	Covered		Excluded		Total		
End of Yr	7% MGDB	AV	7% MGDB	AV	7% MGDB	AV	Death Benefit
—	1,000	1,000	—	—	1,000	1,000	1,000
1	1,070	1,020	—	—	1,070	1,020	1,070
2	1,145	980	—	—	1,145	980	1,145
3	1,225	1,040	—	—	1,225	1,040	1,225
4	1,311	1,100	—	—	1,311	1,100	1,311
5	1,403	900	—	—	1,403	900	1,403
6	—	—	1,501	1,050	1,050	1,050	1,050
7	—	—	1,606	1,200	1,200	1,200	1,200
8	—	—	1,718	1,500	1,500	1,500	1,500
9	—	—	1,838	1,000	1,000	1,000	1,000
10	—	—	1,967	600	600	600	600

Note: 7% MGDB transferred to Excluded Funds equals the 7% MGDB in Covered Funds (or proportional portion thereof for partial transfer). Transfers from Special Funds to Excluded Funds work the same as Covered to Excluded (except 7% MGDB in Special Funds does not accumulate).

Transfer from Excluded Funds to Covered Funds at the beginning of year 6							
	Covered		Excluded		Total		
End of Yr	7% MGDB	AV	7% MGDB	AV	7% MGDB	AV	Death Benefit
—	—	—	1,000	1,000	1,000	1,000	1,000
1	—	—	1,070	1,020	1,020	1,020	1,020
2	—	—	1,145	980	980	980	980
3	—	—	1,225	1,040	1,040	1,040	1,040
4	—	—	1,311	1,100	1,100	1,100	1,100
5	—	—	1,403	900	900	900	900
6	963	1,050	—	—	963	1,050	1,050
7	1,030	1,200	—	—	1,030	1,200	1,200
8	1,103	1,500	—	—	1,103	1,500	1,500
9	1,180	1,000	—	—	1,180	1,000	1,180
10	1,262	600	—	—	1,262	600	1,262

Note: 7% MGDB transferred to Covered Funds is the lesser of 7% MGDB in Excluded Funds (or portion thereof for partial transfer) and AV transferred to Covered Funds. Transfers from Excluded Funds to Special Funds work the same as Excluded to Covered (except 7% MGDB in Special Funds does not accumulate).

APPENDIX G

Examples of Minimum Guaranteed Income Benefit Calculation

Example 1

Age		Contract without MGIB Rider	Contract with MGIB Rider after May 1, 2009	Contract with MGIB Rider between January 12, 2009 and May 1, 2009	Contract with MGIB Rider before January 12, 2009
55	Initial Value	$100,000	$100,000	$100,000	$100,000
	Accumulation Rate	0.00%	0.00%	0.00%	0.00%
	Rider Charge	0.00%	0.75%	0.75%	0.75%
65	Contract Value	$100,000	$89,746	$89,188	$89,188
	Contract Annuity Factor	4.69	4.69	4.69	4.69
	Monthly Income	$469.00	$420.91	$418.29	$418.29
	MGIB Rollup	n/a	$179,085	$196,715	$196,715
	MGIB Ratchet	n/a	$100,000	$100,000	$100,000
	MGIB Annuity Factor	n/a	4.17	4.17	4.43
	MGIB Income	n/a	$746.78	$820.30	$871.45
	Income	$469.00	$746.78	$820.30	$871.45

Example 2

Age		Contract without MGIB Rider	Contract with MGIB Rider after May 1, 2009	Contract with MGIB Rider between January 12, 2009 and May 1, 2009	Contract with MGIB Rider before January 12, 2009
55	Initial Value	$100,000	$100,000	$100,000	$100,000
	Accumulation Rate	3.00%	3.00%	3.00%	3.00%
	Rider Charge	0.00%	0.75%	0.75%	0.75%
65	Contract Value	$134,392	$122,674	$122,065	$122,065
	Contract Annuity Factor	4.69	4.69	4.69	4.69
	Monthly Income	$630.30	$575.34	$572.48	$572.48
	MGIB Rollup	n/a	$179,085	$196,715	$196,715
	MGIB Ratchet	n/a	$122,674	$122,065	$122,065
	MGIB Annuity Factor	n/a	4.17	4.17	4.43
	MGIB Income	n/a	$746.78	$820.30	$871.45
	Income	$630.30	$746.78	$820.30	$871.45

Example 3

Age		Contract without MGIB Rider	Contract with MGIB Rider after May 1, 2009	Contract with MGIB Rider between January 12, 2009 and May 1, 2009	Contract with MGIB Rider before January 12, 2009
55	Initial Value	$100,000	$100,000	$100,000	$100,000
	Accumulation Rate	8.00%	8.00%	8.00%	8.00%
	Rider Charge	0.00%	0.75%	0.75%	0.75%
65	Contract Value	$215,892	$200,815	$200,449	$ 200,448
	Contract Annuity Factor	4.69	4.69	4.69	4.69
	Monthly Income	$1,012.54	$941.82	$940.11	$940.10
	MGIB Rollup	n/a	$179,085	$196,715	$196,715
	MGIB Ratchet	n/a	$200,815	$200,449	$200,448
	MGIB Annuity Factor	n/a	4.17	4.17	4.43
	MGIB Income	n/a	$837.40	$835.87	$887.98
	Income	$1,012.54	$941.82	$940.11	$940.10

Example 4

Age		Contract without MGIB Rider	Contract with MGIB Rider after May 1, 2009	Contract with MGIB Rider between January 12, 2009 and May 1, 2009	Contract with MGIB Rider before January 12, 2009
55	Initial Value	$100,000	$100,000	$100,000	$100,000
	Accumulation Rate	9.78%	9.78%	9.78%	9.78%
	Rider Charge	0.00%	0.75%	0.75%	0.75%
65	Contract Value	$254,233	$236,719	$236,665	$236,238
	Contract Annuity Factor	4.69	4.69	4.69	4.69
	Monthly Income	$1,192.35	$1,110.21	$1,109.96	$1,107.96
	MGIB Rollup	n/a	$179,085	$196,715	$196,715
	MGIB Ratchet	n/a	$236,719	$236,665	$236,238
	MGIB Annuity Factor	n/a	4.17	4.17	4.43
	MGIB Income	n/a	$987.12	$986.89	$1,046.53
	Income	$1,192.35	$1,110.21	$1,109.96	$1,107.96

The Accumulation Rates shown under "Contract" are hypothetical and intended to illustrate various market conditions. These rates are assumed to be net of all fees and charges except the rider charge. Fees and charges are not assessed against the MGIB Rollup Rate.

APPENDIX H

Voya LifePay Plus and Voya Joint LifePay Plus Partial Withdrawal Amount Examples

The following example shows the adjustment to the Maximum Annual Withdrawal amount for a withdrawal before the Lifetime Withdrawal Phase has begun.

Illustration 1: Adjustment to the Voya LifePay Plus Base for a withdrawal taken prior to the Lifetime Withdrawal Phase.

Assume the Annuitant is age 55 and the first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. Because the Voya LifePay Plus Rider is not yet eligible to enter the Lifetime Withdrawal Phase, there is no Maximum Annual Withdrawal and the entire withdrawal is considered excess.

If the Voya LifePay Plus Base and contract value before the withdrawal are $100,000 and $90,000, respectively, then the Voya LifePay Plus Base will reduce by 3.33% ($3,000 / $90,000) to $96,667 ((1 - 3.33%) * $100,000).

Any additional withdrawals taken prior to the Annuitant reaching age 59½ will also result in an immediate proportional reduction to the Voya LifePay Plus Base.

The following are examples of adjustments to the Maximum Annual Withdrawal amount for withdrawals in excess of the Maximum Annual Withdrawal.

Illustration 2: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal. However, because only $4,500 in gross withdrawals was taken during the contract year prior to this withdrawal, $500 of the $1,500 gross withdrawal is not considered excess.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the contract value before this withdrawal is $50,000, and the Contract Value is $49,500 after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 - 2.02%) * $5,000).

Illustration 3: A withdrawal exceeds the Maximum Annual Withdrawal amount but does not exceed the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. The Required Minimum Distribution for the current calendar year applicable to this Contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, however, the Maximum Annual Withdrawal is not adjusted until the Additional Withdrawal Amount is exhausted. The amount by which total net withdrawals taken exceed the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000), is the same as the Additional Withdrawal Amount, so no adjustment to the Maximum Annual Withdrawal is made. If total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, then an adjustment would be made to the Maximum Annual Withdrawal.

Illustration 4: The Additional Withdrawal Amount at the end of the calendar year before it is withdrawn.

Assume the most recent contract date was July 1, 2007 and the Maximum Annual Withdrawal is $5,000. Also assume RMDs, applicable to this Contract, are $6,000 and $5,000 for 2008 and 2009 calendar years respectively.

Between July 1, 2007 and December 31, 2007, a withdrawal of $5,000 is taken which exhausts the Maximum Annual Withdrawal.

On January 1, 2008, the Additional Withdrawal Amount is set equal to the excess of the 2008 RMD above the existing Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000). Note that while the Maximum Annual Withdrawal has been exhausted, it is still used to calculate the Additional Withdrawal Amount.

The owner now has until December 31, 2009 to take the newly calculated Additional Withdrawal Amount of $1,000. The owner decides not to take the Additional Withdrawal Amount of $1,000 in 2008.

On January 1, 2009, the Additional Withdrawal Amount is set equal to the excess of the 2009 RMD above the existing Maximum Annual Withdrawal, $0 ($5,000 - $5,000). Note that the Additional Withdrawal Amount of $1,000 from the 2008 calendar year carries over into the 2009 calendar year and is available for withdrawal.

Illustration 5: A withdrawal exceeds the Maximum Annual Withdrawal amount and the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. The Required Minimum Distribution for the current calendar year applicable to this Contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $3,500 net, with $0 of surrender charges. Total net withdrawals taken, $8,000, exceed the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, $6,000, and there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $8,000 ($3,000 + $1,500 + $3,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount ($8,000 - $6,000 = $2,000), and the amount of the current gross withdrawal ($3,500).

If the Contract Value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 4.12% ($2,000 / ($50,000 - $1,500)) to $4,794 ((1 - 4.12%) * $5,000).

Illustration 6: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal. However, because only $4,500 in gross withdrawals was taken during the contract year prior to this withdrawal, $500 of the $1,500 gross withdrawal is not considered excess.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the Account Value after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, is $49,500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 - 2.02%) * $5,000).

Another withdrawal is taken during that same contract year in the amount of $400 net, with $100 of surrender charges. Total gross withdrawals during the contract year are $6,500 ($3,000 + $1,500 + $1,500 + $500). The adjustment to the MAW is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,500, and the amount of the current gross withdrawal, $500.

If the Account Value before this withdrawal is $48,500, then the Maximum Annual Withdrawal is reduced by 1.03% ($500 / $48,500) to $4,849 ((1 - 1.03%) * $4,899).

Examples of Fixed Allocation Funds Automatic Rebalancing

The following examples are designed to assist you in understanding how Fixed Allocation Funds Automatic Rebalancing works. The examples assume that there are no investment earnings or losses.

I. Subsequent Payments

A. Assume that on Day 1, an owner deposits an initial payment of $100,000, which is allocated 100% to Accepted Funds. No Fixed Allocation Funds Automatic Rebalancing would occur, because this allocation meets the required investment option allocation.

B. Assume that on Day 2, the owner deposits an additional payment of $500,000, bringing the total contract value to $600,000, and allocates this deposit 100% to Other Funds. Because the percentage allocated to the Fixed Allocation Funds (0%) is less than 30% of the total amount allocated to the Fixed Allocation Funds and the Other Funds, we will automatically reallocate $150,000 from the amount allocated to the Other Funds (30% of the $500,000 allocated to the Other Funds) to the Fixed Allocation Funds. Your ending allocations will be $100,000 to Accepted Funds, $150,000 to the Fixed Allocation Funds, and $350,000 to Other Funds.

II. Partial Withdrawals

A. Assume that on Day 1, an owner deposits an initial payment of $100,000, which is allocated 65% to Accepted Funds ($65,000), 30% to the Fixed Allocation Funds ($30,000), and 5% to Other Funds ($5,000). No Fixed Allocation Funds Automatic Rebalancing would occur, because this allocation meets the required investment option allocation.

B. Assume that on Day 2, the owner requests a partial withdrawal of $29,000 from the Fixed Allocation Funds. Because the remaining amount allocated to the Fixed Allocation Funds ($1,000) is less than 30% of the total amount allocated to the Fixed Allocation Funds and the Other Funds, we will automatically reallocate $800 from the Other Funds to the Fixed Allocation Funds, so that the amount allocated to the Fixed Allocation Funds ($1,800) is 30% of the total amount allocated to the Fixed Allocation Funds and Other Funds ($6,000).

Voya LifePay Plus and Voya Joint LifePay Plus

> **Important Note:**
> *The information immediately below pertains to the form of the Voya LifePay Plus and Voya Joint LifePay Plus riders available for sale on and after April 28, 2008, through May 1, 2009, in states where approved (page J-8 for the Voya Joint LifePay Plus rider). If this form of the Voya LifePay Plus or Voya Joint LifePay Plus rider is not yet approved for sale in your state, or if you purchased a prior version, please see page J-16 for more information (page J-23 for the Voya Joint LifePay Plus rider).*

Voya LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya LifePay Plus") Rider. The Voya LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of the annuitant, even if these withdrawals reduce your contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

Eligibility. The annuitant must be the owner or one of the owners, unless the owner is a non-natural owner. Joint annuitants are not allowed. The maximum issue age is 80 (owner and annuitant must age qualify). The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the rider effective date. The Voya LifePay Plus rider is subject to broker/dealer availability. **Please note that the Voya LifePay Plus rider will not be issued until your contract value is allocated in accordance with the investment option restrictions described in "Investment Option Restrictions," below.**

Contracts issued on and after November 1, 2004, are eligible for the Voya LifePay Plus rider, subject to the conditions, requirements and limitations of the prior paragraph. Such Contracts must not already have a living benefit rider. Or if your Contract already has the Voya LifePay or Voya LifePay Plus rider, then you may be eligible to elect this version of the Voya LifePay Plus rider for a limited time. There is an election form for this purpose. Please contact Customer Service for more information.

Rider Effective Date. The rider effective date is the date that coverage under the Voya LifePay Plus rider begins. If you purchase the Voya LifePay Plus rider when the Contract is issued, the rider effective date is also the contract date. If the Voya LifePay Plus rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date.

Charge. The charge for the Voya LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
1.30%	0.85%

This quarterly charge is a percentage of the Voya LifePay Plus Base. The current annual charge is 0.75% if this rider was purchased before January 12, 2009. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter following the rider effective date. If the rider is elected at contract issue, the rider effective date is the same as the contract date. If the rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date. The charge will be assessed proportionally when the rider is terminated. Charges will no longer be deducted once your rider enters the Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs when your contract value is reduced to zero and other conditions are met. We reserve the right to increase the charge for the Voya LifePay Plus rider upon the Annual Ratchet once the Lifetime Withdrawal Phase begins. Before January 12, 2009, we reserve the right to increase the charge for the Voya LifePay Plus rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of this rider, subject to the maximum annual charge. We promise not to increase the charge for your first five contract years. **For more information about how this rider works, please see "LIVING BENEFIT RIDERS – *Voya LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya LifePay Plus") Rider*."**

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. **For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see APPENDIX C.**

No Cancellation. Once you purchase the Voya LifePay Plus rider, you may not cancel it unless you: (1) cancel the Contract during the Contract's free look period; (2) surrender the Contract; (3) begin the income phase and start receiving annuity payments; or (4) otherwise terminate the Contract pursuant to its terms. These events automatically cancel the Voya LifePay Plus rider.

Termination. The Voya LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you: (1) terminate your Contract pursuant to its terms during the accumulation phase, surrender your Contract, or begin receiving income phase payments in lieu of payments under the Voya LifePay Plus rider; or (2) die during the accumulation phase (first owner to die if there are multiple contract owners, or death of annuitant if the contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract. The Voya LifePay Plus rider also terminates with a change in contract ownership (other than a spousal beneficiary continuation your death). Other circumstances that may cause the Voya LifePay Plus rider to terminate automatically are discussed below.

Highlights. *This paragraph introduces the terminology of the Voya LifePay Plus rider and how its components generally work together. Benefits and guarantees are subject to the terms, conditions and limitations of the Voya LifePay Plus rider. More detailed information follows below, with the capitalized words that are underlined indicating headings for ease of reference.* The Voya LifePay Plus rider guarantees an amount available for withdrawal from the Contract in any contract year once the Lifetime Withdrawal Phase begins – we use the Voya LifePay Plus Base as part of the calculation of the Maximum Annual Withdrawal. The guarantee continues when the Voya LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, at which time we will pay you periodic payments in an annual amount equal to the Maximum Annual Withdrawal (since contract value would be zero) until the annuitant's death. The Voya LifePay Plus Base is eligible for Annual Ratchets and 6% Compounding Step-Ups (Quarterly Ratchets and 7% Compounding Step-Ups if this rider was purchased before January 12, 2009), and subject to adjustment for any Excess Withdrawals. The Voya LifePay Plus rider has an allowance for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that would otherwise be Excess Withdrawals. The Voya LifePay Plus rider has a death benefit that is payable upon the owner's death only when the Voya LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The Voya LifePay Plus rider allows for spousal continuation.

Voya LifePay Plus Base. The Voya LifePay Plus Base is first calculated when you purchase the Voya LifePay Plus rider: (1) on the contract date – equal to the initial premium (excluding any credit on the premium, or premium credit, available with your Contract); or (2) after the contract date – equal to the contract value on the effective date of the rider (excluding any premium credits applied during the preceding 36 months).

The Voya LifePay Plus Base is increased, dollar for dollar, by any subsequent premiums (excluding any applicable premium credits). We refer to the Voya LifePay Plus Base as the MGWB Base in the Voya LifePay Plus rider.

Withdrawals and Excess Withdrawals. Once the Lifetime Withdrawal Phase begins, withdrawals within a contract year up to the Maximum Annual Withdrawal, including for payment of third-party investment advisory fees, have no impact on the Voya LifePay Plus Base. These withdrawals will not incur surrender charges, a negative Market Value Adjustment associated with any Fixed Account Allocations or any premium credit deduction (recapture).

Say, for example, the current contract value is $90,000 on a Contract with the Voya LifePay Plus rider in the Lifetime Withdrawal Phase. The Voya LifePay Plus Base is $100,000, and the Maximum Annual Withdrawal is $5,000. Even though a withdrawal of $5,000 would reduce the contract value to $85,000, the Voya LifePay Plus Base would remain at its current level (as would the Maximum Annual Withdrawal as well) since the withdrawal did not exceed the Maximum Annual Withdrawal. **See below for more information about the Maximum Annual Withdrawal.**

An Excess Withdrawal is a withdrawal either before the Lifetime Withdrawal Phase begins (except for payment of third-party investment advisory fees), or once the Lifetime Withdrawal Phase begins, any portion of a withdrawal during a contract year that exceeds the Maximum Annual Withdrawal. An Excess Withdrawal is also a withdrawal after spousal continuation of the Contract but before the Voya LifePay Plus rider's guarantees resume, which occurs on the next quarterly contract anniversary following spousal continuation. An Excess Withdrawal will cause a proportional reduction of the Voya LifePay Plus Base – in the same proportion as contract value is reduced by the portion of the withdrawal that is considered excess, inclusive of surrender charges, or Market Value Adjustment associated with any Fixed Account Allocations or any premium credit deduction (recapture) (rather than the total amount of the withdrawal). An Excess Withdrawal will also cause the Maximum Annual Withdrawal to be recalculated. **See Illustrations 1, 2 and 6 at the end of this appendix for examples of the consequences of an Excess Withdrawal.**

Please note that any withdrawals before the rider effective date in the same contract year when the Voya LifePay Plus rider is added after contract issue are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Annual Ratchet. The Voya LifePay Plus Base is recalculated on each contract anniversary – to equal the greater of: (1) the current Voya LifePay Plus Base; or (2) the current contract value (excluding any premium credits applied during the preceding 36 months). We call this recalculation the Annual Ratchet.

If this rider was purchased before January 12, 2009, the Voya LifePay Plus Base is recalculated on each quarterly contract anniversary (once each quarter of a contract year from the contract date). We call this recalculation a Quarterly Ratchet.

Once the Lifetime Withdrawal Phase begins, we reserve the right to increase the charge for the Voya LifePay Plus rider upon the Annual Ratchet. You will never pay more than new issues of the Voya LifePay Plus rider, subject to the maximum annual charge, and we promise not to increase the charge for your first five contract years. We will notify you in writing not less than 30 days before a charge increase. You may avoid the charge increase by canceling the forthcoming Annual Ratchet. Our written notice will outline the procedure you will need to follow to do so. Please note, however, from then on the Voya LifePay Plus Base would no longer be eligible for **any** Annual Ratchets, so the Maximum Annual Withdrawal Percentage would not be eligible to increase. More information about the Maximum Annual Withdrawal Percentages is below under "Maximum Annual Withdrawal." Our written notice will also remind you of the consequences of canceling the forthcoming Annual Ratchet.

If this rider was purchased before January 12, 2009, we reserve the right to increase the charge for this rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of the rider, subject to the maximum annual charge, and we promise not to increase the charge for your first five contract years. Canceling a forthcoming Quarterly Ratchet to avoid the charge increase will have the same outcome.

6% Compounding Step-Up. The Voya LifePay Plus Base is recalculated on each of the first ten contract anniversaries after the rider effective date, SO LONG AS you took no withdrawals during the preceding contract year – to equal the greatest of: (1) the current Voya LifePay Plus Base; (2) the current contract value (excluding any premium credits applied during the preceding 36 months); and (3) the Voya LifePay Plus Base on the previous contract anniversary, increased by 6%, plus any premiums received (excluding any applicable premium credits) and minus any withdrawals for payment of third-party investment advisory fees since the previous contract anniversary. We call this recalculation a 6% Compounding Step-Up.

If this rider was purchased before January 12, 2009, the step-up is 7%, which we call a 7% Compounding Step-Up.

Please note that there are no partial 6% Compounding Step-Ups. The 6% Compounding Step-Up is **not** assessed proportionally. So for existing Contracts to which this rider is attached (a post Contract issuance election), the first opportunity for a 6% Compounding Step-Up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date.

If this rider was purchased before January 12, 2009, the step-up is 7%, which we call a 7% Compounding Step-Up. The 7% Compounding Step-Up is **not** pro-rated.

Say, for example, that with a Contract purchased on January 1, 2007, the contract owner decides to add the Voya LifePay Plus rider on March 15, 2007. The rider effective date is April 1, 2007, which is the date of the Contract's next following quarterly contract anniversary. Because on January 1, 2008 a full contract year will not have elapsed since the rider effective date, the Voya LifePay Plus Base will not be eligible for a Step-up. Rather, the first opportunity for a Step-up with this Contract is on January 1, 2009.

Lifetime Withdrawal Phase. The Lifetime Withdrawal Phase begins on the date of your first withdrawal (except those for payment of third-party investment advisory fees), SO LONG AS the annuitant is age 59½. On this date, the Voya LifePay Plus Base is recalculated to equal the greater of the current Voya LifePay Base or the current contract value (excluding any premium credits applied during the preceding 36 months). The Lifetime Withdrawal Phase will continue until the earliest of:

- The date annuity payments begin **(see "THE ANNUITY OPTIONS")**;
- Reduction of the contract value to zero by an Excess Withdrawal;
- Reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;
- Surrender of the Contract; or
- The death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the Contract.

The Voya LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status in the event contract value is reduced to zero other than by an Excess Withdrawal. **Please see "Lifetime Automatic Periodic Benefit Status" below for more information.**

Maximum Annual Withdrawal. The Maximum Annual Withdrawal is the amount that the Voya LifePay Plus rider guarantees to be available for withdrawal from the Contract in any contract year. The Maximum Annual Withdrawal is first calculated when the Lifetime Withdrawal Phase begins and equals the applicable Maximum Annual Withdrawal Percentage, based on the Annuitant's age, multiplied by the Voya LifePay Plus Base.

The <u>Maximum Annual Withdrawal Percentages</u> are:

	Ages
4%	59½ to 64
5%	65 to 75
6%	76 to 79
7%	80+

If this rider was purchased before January 12, 2009, the <u>Maximum Annual Withdrawal Percentages</u> are:

	Ages
5%	59½ to 69
6%	70 to 79
7%	80+

The Maximum Annual Withdrawal is thereafter recalculated whenever the Voya LifePay Plus Base is recalculated, for example, upon the Annual Ratchet or 6% Compounding Step-Up (Quarterly Ratchet or 7% Compounding Step-Up if this rider was purchased before January 12, 2009.) Also, the Maximum Annual Withdrawal Percentage can increase with the Annual Ratchet as the annuitant grows older.

In the event on the date the Lifetime Withdrawal Phase begins the contract value (excluding any premium credits applied during the preceding 36 months) is greater than the Voya LifePay Plus Base, then before the Maximum Annual Withdrawal is first calculated, the Voya LifePay Plus Base will be set equal to the contract value (excluding any premium credits applied during the preceding 36 months). The greater the Voya LifePay Plus Base, the greater the amount guaranteed to be available to you for withdrawals under the Voya LifePay Plus rider in calculating the Maximum Annual Withdrawal for the first time. Also, if the Contract's annuity commencement date is reached while the Voya LifePay Plus rider is in the Lifetime Withdrawal Phase, then you may elect a life only annuity option, in lieu of the Contract's other annuity options, under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal. **For more information about the Contract's annuity options, see "THE ANNUITY OPTIONS."**

Required Minimum Distributions. The Voya LifePay Plus rider allows for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that exceed the Maximum Annual Withdrawal without causing a proportional reduction of the Voya LifePay Plus Base and recalculation of the Maximum Annual Withdrawal. If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, then an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal. Once you have taken the Maximum Annual Withdrawal for the then current contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year – without constituting an Excess Withdrawal. **See Illustration 3 at the end of this appendix for an example.**

Withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts are Excess Withdrawals that will cause a proportional reduction of the Voya LifePay Plus Base and the Maximum Annual Withdrawal to be recalculated. **See Illustration 5 at the end of this appendix for an example of the consequences of an Excess Withdrawal with an Additional Withdrawal Amount.** The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any amount remaining will expire. **See Illustration 4 at the end of this appendix for an example of the Additional Withdrawal Amount being carried over. Please note that there is no adjustment to the Additional Withdrawal Amount for Annual Ratchets (Quarterly Ratchets if this rider was purchased before January 12, 2009) or upon spousal continuation of the Voya LifePay Plus Rider.**

Lifetime Automatic Periodic Benefit Status. The Voya LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status when your contract value is reduced to zero other than by an Excess Withdrawal. (A withdrawal in excess of the Maximum Annual Withdrawal that causes your contract value to be reduced to zero will terminate the Voya LifePay Plus rider.) You will no longer be entitled to make withdrawals, but instead will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal. When the rider enters Lifetime Automatic Periodic Benefit Status: (1) the Contract will provide no further benefits (including death benefits) other than as provided under the Voya LifePay Plus rider; (2) no further premium payments will be accepted; and (3) any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the Contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

If when the Voya LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the first contract anniversary following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

In the event contract value is reduced to zero before the Lifetime Withdrawal Phase begins, Lifetime Automatic Periodic Benefit Status is deferred until the contract anniversary on or after the annuitant is age 59½. During this time, the Voya LifePay Plus rider's death benefit remains payable upon the annuitant's death. Also, the Voya LifePay Plus Base remains eligible for the 6% Compounding Step-Ups (7% Compounding Step-Ups if this rider was purchased before January 12, 2009). Once the Voya LifePay Plus rider enters the Lifetime Automatic Periodic Benefit Status, periodic payments will begin in an annual amount equal to the applicable Maximum Annual Withdrawal Percentage, based on the annuitant's age, multiplied by the Voya LifePay Plus Base.

You may elect to receive systematic withdrawals pursuant to the terms of the Contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your Contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made annually, then the payments will be made on the next business day following each contract anniversary.

Investment Option Restrictions. While the Voya LifePay Plus rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least a specified percentage of such contract value in the Fixed Allocation Funds, which percentage depends on the rider's purchase date:

Rider Purchase Date	Fixed Allocation Fund Percentage
Currently	30%
Before January 12, 2009	25%
Before October 6, 2008	20%

See "Fixed Allocation Funds Automatic Rebalancing," below. We have these investment option restrictions to lessen the likelihood we would have to make payments under this rider. We require this allocation regardless of your investment instructions to the Contract. The Voya LifePay Plus rider will not be issued until your contract value is allocated in accordance with these investment option restrictions. The timing of when and how we apply these investment option restrictions is discussed further below.

Accepted Funds. The currently available Accepted Funds are listed in **APPENDIX N**. No rebalancing is necessary when contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days' notice to you. If a change is made, the change will apply to contract value allocated to such funds after the date of the change.

Fixed Allocation Funds. The currently available Fixed Allocation Funds are listed in **APPENDIX N**. You may allocate your contract value to one or more Fixed Allocation Funds. We consider the Voya Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than the specified percentage noted above of the total contract value allocated among the Fixed Allocation Funds and Other Funds on any Voya LifePay Plus Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that the specified percentage of this amount is allocated to the Fixed Allocation Funds. The specified percentage depends on the rider's purchase date. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done proportionally from the Other Funds to the Fixed Allocation Funds and will be the last transaction processed on that date. The Voya LifePay Plus Rebalancing Dates occur on each contract anniversary and after the following transactions:

- Receipt of additional premiums;
- Transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
- Withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. **See "APPENDIX I –** *Examples of Fixed Allocation Funds Automatic Rebalancing.***"** You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in it. **See "APPENDIX I –** *Examples of Fixed Allocation Funds Automatic Rebalancing***, Example I." By electing to purchase the Voya LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the Voya LifePay Plus rider if you do not wish to have your contract value reallocated in this manner.**

Death of Owner or Annuitant. The Voya LifePay Plus rider terminates (with the rider's charges assessed proportionally) on the date of death of the owner (or in the case of joint owners, the first owner), or the annuitant if there is a non-natural owner. Also, a Voya LifePay Plus rider that is in Lifetime Automatic Periodic Benefit Status terminates on the date of the annuitant's death.

Voya LifePay Plus Death Benefit Base. The Voya LifePay Plus rider has a death benefit that is payable upon the owner's death only when the Voya LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The Voya LifePay Plus Death Benefit Base is first calculated when you purchase the Voya LifePay Plus rider: (1) on the contract date – equal to the initial premium (excluding any credit on the premium, or premium credit, available with your Contract); or (2) after the contract date – equal to the contract value on the rider effective date (excluding any premium credits applied during the preceding 36 months).

The Voya LifePay Plus Death Benefit Base is increased by the dollar amount of any subsequent premiums (excluding any applicable premium credits) and subject to any withdrawal adjustments. The Voya LifePay Plus Death Benefit Base is reduced by the dollar amount of any withdrawals for payment of third-party investment advisory fees before the Lifetime Withdrawal Phase begins, and for any withdrawals once the Lifetime Withdrawal Phase begins that are not Excess Withdrawals, including withdrawals for payment of third-party investment advisory fees. The Voya LifePay Plus Death Benefit Base is subject to a proportional reduction for an Excess Withdrawal. **Please see "Voya LifePay Plus Base – Withdrawals and Excess Withdrawals" above for more information.**

There is no additional charge for the death benefit associated with the Voya LifePay Plus rider. Please note that the Voya LifePay Plus Death Benefit Base is not eligible to participate in Annual Ratchets or 6% Compounding Step-Ups (Quarterly Ratchets and 7% Compounding Step-Ups if this rider was purchased before January 12, 2009).

In the event the Voya LifePay Plus Death Benefit Base is greater than zero when the Voya LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, each periodic payment reduces the Voya LifePay Plus Death Benefit Base dollar for dollar until the earlier date of the Voya LifePay Plus Death Benefit Base being reduced to zero or the annuitant's death. Upon the annuitant's death, any remaining Voya LifePay Plus death benefit is payable to the beneficiary in a lump sum.

Spousal Continuation. If the surviving spouse of the deceased owner continues the Contract **(see "DEATH BENEFIT CHOICES – Continuation After Death – Spouse")**, the rider will also continue, provided the spouse becomes the annuitant and sole owner. At the time the Contract is continued, the Voya LifePay Plus Base is recalculated to equal the contract value (excluding any premium credits applied after the deceased owner's death), inclusive of the guaranteed death benefit – UNLESS the continuing spouse is a joint owner and the original annuitant, OR the Lifetime Withdrawal Phase has not yet begun. In this case, the Voya LifePay Plus Base is recalculated to equal the greater of: (1) the contract value (excluding any premium credits applied after the deceased owner's death), inclusive of the guaranteed death benefit; and (2) the last calculated Voya LifePay Plus Base, subject to a proportional adjustment for any withdrawals before spousal continuation. Regardless, the Voya LifePay Plus rider's guarantees resume on the next quarterly contract anniversary following spousal continuation. Any withdrawals after spousal continuation of the Contract but before the Voya LifePay Plus rider's guarantees resume are Excess Withdrawals. The Voya LifePay Plus rider remains eligible for the Annual Ratchet upon recalculation of the Voya LifePay Plus Base (Quarterly Ratchets if this rider was purchased before January 12, 2009).

The Maximum Annual Withdrawal is also recalculated at the same time as the Voya LifePay Plus Base; however, there is no Maximum Annual Withdrawal upon spousal continuation until the Lifetime Withdrawal Phase begins on the date of the first withdrawal after spousal continuation, SO LONG AS the annuitant is age 59½. The Maximum Annual Withdrawal is recalculated to equal the applicable Maximum Annual Withdrawal Percentage, based on the new annuitant's age, multiplied by the Voya LifePay Plus Base. There is no adjustment to the Additional Withdrawal Amount upon spousal continuation of the Voya LifePay Plus rider for a Contract subject to the Required Minimum Distribution rules of the Tax Code. Any withdrawals before the owner's death and spousal continuation are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Please note, if the contract value (excluding any premium credits applied during the preceding 36 months) is greater than the Voya LifePay Plus Base on the date the Lifetime Withdrawal Phase begins, then the Voya LifePay Plus Base will be set equal to the contract value (excluding any premium credits applied during the preceding 36 months) before the Maximum Annual Withdrawal is first calculated. Also, upon spousal continuation, the Voya LifePay Plus Death Benefit Base equals the Voya LifePay Plus Death Benefit Base before the owner's death, subject to any proportional adjustment for any withdrawals before spousal continuation of the rider.

Contrary to the Voya Joint LifePay Plus rider, spousal continuation of the Voya LifePay Plus rider would likely NOT take effect at the same time as the Contract is continued. As noted above, the Voya LifePay Plus rider provides for spousal continuation only on a quarterly contract anniversary (subject to the spouse becoming the annuitant and sole owner). So if you are concerned about the availability of benefits being interrupted with spousal continuation of the Voya LifePay Plus rider, you might instead want to purchase the Voya Joint LifePay Plus rider.

Change of Owner or Annuitant. The Voya LifePay Plus rider terminates (with the rider's charge pro-rated) upon any ownership change or change of annuitant, except for:

- Spousal continuation as described above;
- Change of owner from one custodian to another custodian;
- Change of owner from a custodian for the benefit of an individual to the same individual;
- Change of owner from an individual to a custodian for the benefit of the same individual;
- Collateral assignments;
- Change in trust as owner where the individual owner and the grantor of the trust are the same individual;
- Change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual;
- Change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual; and
- Change of owner pursuant to a court order.

Surrender Charges. Once the Lifetime Withdrawal Phase begins, your withdrawals within a contract year up to the Maximum Annual Withdrawal (and any applicable Additional Withdrawal Amount) are not subject to surrender charges. We waive any surrender charges otherwise applicable to your withdrawal in a contract year that is less than or equal to the Maximum Annual Withdrawal. Excess Withdrawals are subject to surrender charges, whether or not the Lifetime Withdrawal Phase has begun. Once your contract value is reduced to zero, any periodic payments under the Voya LifePay Plus rider would not be subject to surrender charges. Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted.

Loans. No loans are permitted on Contracts with the Voya LifePay Plus rider.

Taxation. For more information about the tax treatment of amounts paid to you under the Voya LifePay Plus Rider, **see "FEDERAL TAX CONSIDERATIONS – Tax Consequences of Living Benefits and Enhanced Death Benefits."**

> **Important Note:**
> *The below information pertains to the form of the Voya Joint LifePay Plus rider available for sale beginning on and after April 28, 2008, through May 1, 2009, in states where approved. If this form of the Voya Joint LifePay Plus rider is not yet approved for sale in your state, or if you purchased a prior version, please see page J-23.*

Voya Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya Joint LifePay Plus") Rider. The Voya Joint LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of both you and your spouse, even if these withdrawals reduce your contract value to zero. You may wish to purchase this rider if you are married and concerned that you and your spouse may outlive your income.

Eligibility. The Voya Joint LifePay Plus rider is only available for purchase by individuals who are married at the time of purchase (spouses) and eligible to elect spousal continuation (as defined by the Tax Code) of the Contract when the death benefit becomes payable, subject to the owner, annuitant and beneficiary requirements below. The maximum issue age is 80. Both spouses must meet the issue age requirement. The issue age is the age of each owner on the rider effective date. The Voya Joint LifePay Plus rider is subject to broker/dealer availability. **Please note that the Voya Joint LifePay Plus rider will not be issued unless the required owner, annuitant and beneficiary designations are met, and until your contract value is allocated in accordance with the investment option restrictions described in "Investment Option Restrictions," below.**

Contracts issued on and after November 1, 2004, are eligible for the Voya Joint LifePay Plus rider, subject to the conditions, requirements and limitations of the prior paragraph. Such Contracts must not already have a living benefit rider. Or if your Contract already has the Voya Joint LifePay or Voya Joint LifePay Plus rider, then you may be eligible to elect this version of the Voya Joint LifePay Plus rider for a limited time. There is an election form for this purpose. Please contact Customer Service for more information.

Owner, Annuitant and Beneficiary Designations. For nonqualified Contracts: (1) joint owners must be spouses, and one of the owners the annuitant; and (2) for a Contract with only one owner, the owner's spouse must be the sole primary beneficiary. For qualified Contracts, there may only be one owner who must also be the annuitant, and then the owner's spouse must also be the sole primary beneficiary. Non-natural, custodial owners are only allowed with IRAs. Owner and beneficiary designations for custodial IRAs must be the same as for any other qualified Contract. The annuitant must be the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and owner's spouse. We do not maintain individual owner and beneficiary designations for custodial IRAs. In no event are joint annuitants allowed. We reserve the right to verify the date of birth and social security number of both spouses.

Rider Effective Date. The rider effective date is the date that coverage under the Voya Joint LifePay Plus rider begins. If you purchase the Voya Joint LifePay Plus rider when the Contract is issued, the rider effective date is also the contract date. If the Voya Joint LifePay Plus rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date.

Active Spouse. An Active Spouse is the person (people) upon whose life and age the guarantees are calculated under the Voya Joint LifePay Plus rider. There must be two Active Spouses when you purchase the Voya Joint LifePay Plus rider, who are married to each other and either are joint owners, or for a Contract with only one owner, the spouse must be the sole primary beneficiary. You cannot add an Active Spouse after the rider effective date. In general, changes in ownership of the Contract, the annuitant and/or beneficiary would result in one spouse being deactivated (the spouse is thereafter inactive). An inactive spouse is **not** eligible to exercise any rights or receive any benefits under the Voya Joint LifePay Plus rider, including continuing the Voya Joint LifePay Plus rider upon spousal continuation of the Contract. Once an Active Spouse is deactivated, the spouse may not become an Active Spouse again. Specific situations that would result in a spouse being deactivated include:

- For nonqualified Contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the Contract), or the change of one joint owner to a person other than an Active Spouse;
- For nonqualified Contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an Active Spouse or any change of beneficiary (including the addition of primary beneficiaries); or
- The spouse's death.

An owner may also request that a spouse be deactivated. Both owners must agree when there are joint owners. **However, all charges for the Voya Joint LifePay Plus rider would continue to apply, even after a spouse is deactivated, regardless of the reason. So please be sure to understand the impact of any beneficiary or owner changes on the Voya Joint LifePay Plus rider before requesting any changes.** Also, please note that a divorce terminates the ability of an ex-spouse to continue the Contract. **See "Divorce" below for more information.**

Charge. The charge for the Voya Joint LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
1.50%	1.05%

This quarterly charge is a percentage of the Voya LifePay Plus Base. The current annual charge is 0.95% if this rider was purchased before January 12, 2009. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter following the rider effective date. If the rider is elected at contract issue, the rider effective date is the same as the contract date. If the rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date. The charge will be assessed proportionally when the rider is terminated. Charges will no longer be deducted once your rider enters the Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs when your contract value is reduced to zero and other conditions are met. We reserve the right to increase the charge for the Voya Joint LifePay Plus rider upon the Annual Ratchet once the Lifetime Withdrawal Phase begins. Before January 12, 2009, we reserve the right to increase the charge for the Voya Joint LifePay Plus rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of this rider, subject to the maximum annual charge. We promise not to increase the charge for your first five contract years. **For more information about how this rider works, please see "LIVING BENEFIT RIDERS – Voya Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya Joint LifePay Plus") Rider."**

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. **For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see APPENDIX C.**

No Cancellation. Once you purchase the Voya Joint LifePay Plus rider, you may not cancel it unless you: (1) cancel the Contract during the Contract's free look period; (2) surrender the Contract; (3) begin the income phase and start receiving annuity payments; or (4) otherwise terminate the Contract pursuant to its terms. These events automatically cancel the Voya Joint LifePay Plus rider.

Termination. The Voya Joint LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you and your spouse while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you: (1) terminate your Contract pursuant to its terms during the accumulation phase, surrender your Contract, or begin receiving income phase payments in lieu of payments under the Voya Joint LifePay Plus rider; or (2) die during the accumulation phase (first owner to die if there are multiple contract owners, or death of annuitant if contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract (and your spouse is an Active Spouse). The Voya Joint LifePay Plus rider also terminates with a change in contract ownership (other than a spousal beneficiary continuation your death by an Active Spouse). Other circumstances that may cause the Voya Joint LifePay Plus rider to terminate automatically are discussed below.

Highlights. *This paragraph introduces the terminology of the Voya Joint LifePay Plus rider and how its components generally work together. Benefits and guarantees are subject to the terms, conditions and limitations of the Voya Joint LifePay Plus rider. More detailed information follows below, with the capitalized words that are underlined indicating headings for ease of reference.* The Voya Joint LifePay Plus rider guarantees an amount available for withdrawal from the Contract in any contract year once the Lifetime Withdrawal Phase begins – we use the Voya LifePay Plus Base as part of the calculation of the Maximum Annual Withdrawal. The guarantee continues when the Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, at which time we will pay you periodic payments in an annual amount equal to the Maximum Annual Withdrawal (since contract value would be zero) until the last Active Spouse's death. The Voya LifePay Plus Base is eligible for Annual Ratchets and 6% Compounding Step-Ups (Quarterly Ratchets and 7% Compounding Step-Ups if this rider was purchased before January 12, 2009), and subject to adjustment for any Excess Withdrawals. The Voya Joint LifePay Plus rider has an allowance for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that would otherwise be Excess Withdrawals. The Voya Joint LifePay Plus rider has a death benefit that is payable upon the owner's death only when the Voya LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The Voya Joint LifePay Plus rider allows for spousal continuation.

Voya LifePay Plus Base. The Voya LifePay Plus Base is first calculated when you purchase the Voya Joint LifePay Plus rider: (1) on the contract date – equal to the initial premium; or (2) after the contract date – equal to the contract value on the effective date of the rider.

The Voya LifePay Plus Base is increased, dollar for dollar, by any subsequent premiums. We refer to the Voya LifePay Plus Base as the MGWB Base in the Voya Joint LifePay Plus rider.

Withdrawals and Excess Withdrawals. Once the Lifetime Withdrawal Phase begins, withdrawals within a contract year up to the Maximum Annual Withdrawal, including for payment of third-party investment advisory fees, have no impact on the Voya LifePay Plus Base. These withdrawals will not incur surrender charges or a negative Market Value Adjustment associated with any Fixed Account Allocations.

Say, for example, the current contract value is $90,000 on a Contract with the Voya Joint LifePay Plus rider in the Lifetime Withdrawal Phase. The Voya LifePay Plus Base is $100,000, and the Maximum Annual Withdrawal is $5,000. Even though a withdrawal of $5,000 would reduce the contract value to $85,000, the Voya LifePay Plus Base would remain at its current level (as would the Maximum Annual Withdrawal as well) since the withdrawal did not exceed the Maximum Annual Withdrawal. **See below for more information about the Maximum Annual Withdrawal.**

An Excess Withdrawal is a withdrawal either before the Lifetime Withdrawal Phase begins (except for payment of third-party investment advisory fees), or once the Lifetime Withdrawal Phase begins, any portion of a withdrawal during a contract year that exceeds the Maximum Annual Withdrawal. An Excess Withdrawal will cause a proportional reduction of the Voya LifePay Plus Base – in the same proportion as contract value is reduced by the portion of the withdrawal that is considered excess, inclusive of surrender charges, or Market Value Adjustment associated with any Fixed Account Allocations (rather than the total amount of the withdrawal). An Excess Withdrawal will also cause the Maximum Annual Withdrawal to be recalculated. **See Illustrations 1, 2 and 6 at the end of this appendix for examples of the consequences of an Excess Withdrawal.**

Please note that any withdrawals before the rider effective date in the same contract year when the Voya Joint LifePay Plus rider is added after contract issue are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Annual Ratchet. The Voya LifePay Plus Base is recalculated on each contract anniversary – to equal the greater of: (1) the current Voya LifePay Plus Base; or (2) the current contract value. We call this recalculation the Annual Ratchet.

If this rider was purchased before January 12, 2009, the Voya LifePay Plus Base is recalculated on each quarterly contract anniversary (once each quarter of a contract year from the contract date). We call this recalculation a Quarterly Ratchet.

Once the Lifetime Withdrawal Phase begins, we reserve the right to increase the charge for the Voya Joint LifePay Plus rider upon the Annual Ratchet. You will never pay more than new issues of the Voya Joint LifePay Plus rider, subject to the maximum annual charge, and we promise not to increase the charge for your first five contract years. We will notify you in writing not less than 30 days before a charge increase. You may avoid the charge increase by canceling the forthcoming Annual Ratchet. Our written notice will outline the procedure you will need to follow to do so. Please note, however, from then on the Voya LifePay Plus Base would no longer be eligible for **any** Annual Ratchets, so the Maximum Annual Withdrawal Percentage would not be eligible to increase. More information about the Maximum Annual Withdrawal Percentages is below under "Maximum Annual Withdrawal." Our written notice will also remind you of the consequences of canceling the forthcoming Annual Ratchet.

If this rider was purchased before January 12, 2009, we reserve the right to increase the charge for this rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of the rider, subject to the maximum annual charge, and we promise not to increase the charge for your first five contract years. Canceling a forthcoming Quarterly Ratchet to avoid the charge increase will have the same outcome.

6% Compounding Step-Up. The Voya LifePay Plus Base is recalculated on each of the first ten contract anniversaries after the rider effective date, SO LONG AS you took no withdrawals during the preceding contract year – to equal the greatest of: (1) the current Voya LifePay Plus Base; (2) the current contract value; and (3) the Voya LifePay Plus Base on the previous contract anniversary, increased by 6%, plus any premiums received and minus any withdrawals for payment of third-party investment advisory fees since the previous contract anniversary. We call this recalculation a 6% Compounding Step-Up.

If this rider was purchased before January 12, 2009, the step-up is 7%, which we call a 7% Compounding Step-Up.

Please note that there are no partial 6% Compounding Step-Ups. The 6% Compounding Step-Up is **not** pro-rated. So for existing Contracts to which this rider is attached (a post Contract issuance election), the first opportunity for a 6% Compounding Step-Up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date.

If this rider was purchased before January 12, 2009, the step-up is 7%, which we call the 7% Compounding Step-Up. The 7% Compounding Step-Up is **not** pro-rated.

Say, for example, that with a Contract purchased on January 1, 2007, the contract owner decides to add the Voya Joint LifePay Plus rider on March 15, 2007. The rider effective date is April 1, 2007, which is the date of the Contract's next following quarterly contract anniversary. Because on January 1, 2008 a full contract year will not have elapsed since the rider effective date, the Voya LifePay Plus Base will not be eligible for a step-up. Rather, the first opportunity for a step-up with this Contract is on January 1, 2009.

Lifetime Withdrawal Phase. The Lifetime Withdrawal Phase begins on the date of your first withdrawal (except those for payment of third-party investment advisory fees), SO LONG AS the youngest Active Spouse is age 59½. On this date, the Voya LifePay Plus Base is recalculated to equal the greater of the current Voya LifePay Base or the current contract value. The Lifetime Withdrawal Phase will continue until the earliest of:

- The date annuity payments begin **(see "THE ANNUITY OPTIONS")**;
- Reduction of the contract value to zero by an Excess Withdrawal;
- Reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;
- Surrender of the Contract;
- The death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary is an Active Spouse who elects to continue the Contract; or
- The last Active Spouse dies.

The Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status in the event contract value is reduced to zero other than by an Excess Withdrawal. **Please see "Lifetime Automatic Periodic Benefit Status" below for more information.**

Maximum Annual Withdrawal. The Maximum Annual Withdrawal is the amount that the Voya Joint LifePay Plus rider guarantees to be available for withdrawal from the Contract in any contract year. The Maximum Annual Withdrawal is first calculated when the Lifetime Withdrawal Phase begins and equals the applicable Maximum Annual Withdrawal Percentage, based on the younger Active Spouse's age, multiplied by the Voya LifePay Plus Base.

The Maximum Annual Withdrawal Percentages are:

	Ages
4%	59½ to 64
5%	65 to 75
6%	76 to 79
7%	80+

If this rider was purchased before January 12, 2009, the Maximum Annual Withdrawal Percentages are:

	Ages
4%	59½ to 64
5%	65 to 69
6%	70 to 79
7%	80+

The Maximum Annual Withdrawal is thereafter recalculated whenever the Voya LifePay Plus Base is recalculated, for example, upon the Annual Ratchet or 6% Compounding Step-Up (Quarterly Ratchet or 7% Compounding Step-Up if this rider was purchased before January 12, 2009). Also, the Maximum Annual Withdrawal Percentage can increase with the Annual Ratchet as the younger Active Spouse grows older.

In the event on the date the Lifetime Withdrawal Phase begins the contract value is greater than the Voya LifePay Plus Base, then before the Maximum Annual Withdrawal is first calculated, the Voya LifePay Plus Base will be set equal to the contract value. The greater the Voya LifePay Plus Base, the greater the amount guaranteed to be available to you for withdrawals under the Voya Joint LifePay Plus rider in calculating the Maximum Annual Withdrawal for the first time. Also, if the Contract's annuity commencement date is reached while the Voya Joint LifePay Plus rider is in the Lifetime Withdrawal Phase, then you may elect a life only annuity option, in lieu of the Contract's other annuity options, under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal. **For more information about the Contract's annuity options, see "THE ANNUITY OPTIONS."**

Required Minimum Distributions. The Voya Joint LifePay Plus rider allows for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that exceed the Maximum Annual Withdrawal without causing a proportional reduction of the Voya LifePay Plus Base and recalculation of the Maximum Annual Withdrawal. If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, then an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal. Once you have taken the Maximum Annual Withdrawal for the then current contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year – without constituting an Excess Withdrawal. **See Illustration 3 at the end of this appendix for an example.**

Withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts are Excess Withdrawals that will cause a proportional reduction of the Voya LifePay Plus Base and the Maximum Annual Withdrawal to be recalculated. **See Illustration 5 at the end of this appendix for an example of the consequences of an Excess Withdrawal with an Additional Withdrawal Amount.** The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any amount remaining will expire. **See Illustration 4 at the end of this appendix for an example of the Additional Withdrawal Amount being carried over. Please note that there is no adjustment to the Additional Withdrawal Amount for Annual Ratchets (Quarterly Ratchets if this rider was purchased before January 12, 2009) or upon spousal continuation of the Voya Joint LifePay Plus Rider.**

Lifetime Automatic Periodic Benefit Status. The Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status when your contract value is reduced to zero other than by an Excess Withdrawal. (A withdrawal in excess of the Maximum Annual Withdrawal that causes your contract value to be reduced to zero will terminate the Voya Joint LifePay Plus rider.) You will no longer be entitled to make withdrawals, but instead will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal. When the rider enters Lifetime Automatic Periodic Benefit Status: (1) the Contract will provide no further benefits (including death benefits) other than as provided under the Voya Joint LifePay Plus rider; (2) no further premium payments will be accepted; and (3) any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the last Active Spouse at which time both the rider and the Contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the last Active Spouse's death.

If when the Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the first contract anniversary following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

In the event contract value is reduced to zero before the Lifetime Withdrawal Phase begins, Lifetime Automatic Periodic Benefit Status is deferred until the contract anniversary on or after the youngest Active Spouse is age 59½. During this time, the Voya Joint LifePay Plus rider's death benefit remains payable upon the last Active Spouse's death. Also, the Voya LifePay Plus Base remains eligible for the 6% Compounding Step-Ups (7% Compounding Step-Ups if this rider was purchased before January 12, 2009). Once the Voya Joint LifePay Plus rider enters the Lifetime Automatic Periodic Benefit Status, periodic payments will begin in an annual amount equal to the applicable Maximum Annual Withdrawal Percentage, based on the youngest Active Spouse's age, multiplied by the Voya LifePay Plus Base. If an Active Spouse were to die while Lifetime Automatic Periodic Benefit Status is deferred, then when the Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, and the annual amount of the periodic payments, would be based on the remaining Active Spouse's age.

You may elect to receive systematic withdrawals pursuant to the terms of the Contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your Contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made annually, then the payments will be made on the next business day following each contract anniversary.

Investment Option Restrictions. While the Voya Joint LifePay Plus rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least a specified percentage of such contract value in the Fixed Allocation Funds, which depends on the rider's purchase date:

Rider Purchase Date	Fixed Allocation Fund Percentage
Currently	30%
Before January 12, 2009	25%
Before October 6, 2008	20%

See "Fixed Allocation Funds Automatic Rebalancing," below. We have these investment option restrictions to lessen the likelihood we would have to make payments under with this rider. We require this allocation regardless of your investment instructions to the Contract. The Voya Joint LifePay Plus rider will not be issued until your contract value is allocated in accordance with these investment option restrictions. The timing of when and how we apply these investment option restrictions is discussed further below.

Accepted Funds. The currently available Accepted Funds are listed in **APPENDIX N**. No rebalancing is necessary when contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days' notice to you. If a change is made, the change will apply to contract value allocated to such funds after the date of the change.

Fixed Allocation Funds. The currently available Fixed Allocation Funds are listed in **APPENDIX N**. You may allocate your contract value to one or more Fixed Allocation Funds. We consider the Voya Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All investment portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than the specified percentage of the total contract value allocated among the Fixed Allocation Funds and Other Funds on any Voya Joint LifePay Plus Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that the specified percentage of this amount is allocated to the Fixed Allocation Funds. The specified percentage depends on the rider's purchase date. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done proportionally from the Other Funds to the Fixed Allocation Funds and will be the last transaction processed on that date. The Voya Joint LifePay Plus Rebalancing Dates occur on each contract anniversary and after the following transactions:
- Receipt of additional premiums;
- Transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
- Withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. **See "APPENDIX I –** *Examples of Fixed Allocation Funds Automatic Rebalancing***."** You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in it**. See "APPENDIX I – *Examples of Fixed Allocation Funds Automatic Rebalancing*, Example I." By electing to purchase the Voya Joint LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the Voya Joint LifePay Plus rider if you do not wish to have your contract value reallocated in this manner.**

Divorce. Generally, in the event of divorce, the spouse who retains ownership of the Contract will continue to be entitled to all rights and benefits of the Voya Joint LifePay Plus rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during the Lifetime Withdrawal Phase, the Voya Joint LifePay Plus rider would continue until the owner's death (first owner in the case of joint owners, or annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the Voya Joint LifePay Plus rider cannot be continued by the new spouse. As a result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal would be considered a withdrawal for purposes of the Voya LifePay Plus Base. **See "Voya LifePay Plus Base – Withdrawals and Excess Withdrawals" above.** In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change in the amount of your periodic payments. Payments will continue until both spouses are deceased.

Death of Owner or Annuitant. The Voya Joint LifePay Plus rider terminates (with the rider's charges assessed proportionally) on the earlier of the date of death of the last Active Spouse, or when the surviving spouse decides not to continue the Contract.

Voya LifePay Plus Death Benefit Base. The Voya Joint LifePay Plus rider has a death benefit that is payable upon the first owner's death only when the Voya LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The Voya LifePay Plus Death Benefit Base is first calculated when you purchase the Voya Joint LifePay Plus rider: (1) on the contract date – equal to the initial premium; or (2) after the contract date – equal to the contract value on the rider effective date.

The Voya LifePay Plus Death Benefit Base is increased by the dollar amount of any subsequent premiums and subject to any withdrawal adjustments. The Voya LifePay Plus Death Benefit Base is reduced by the dollar amount of any withdrawals for payment of third-party investment advisory fees before the Lifetime Withdrawal Phase begins, and for any withdrawals once the Lifetime Withdrawal Phase begins that are not Excess Withdrawals, including withdrawals for payment of third-party investment advisory fees. The Voya LifePay Plus Death Benefit Base is subject to a proportional reduction for an Excess Withdrawal. **Please see "Voya LifePay Plus Base – Withdrawals and Excess Withdrawals" above for more information.**

There is no additional charge for the death benefit associated with the Voya Joint LifePay Plus rider. Please note that the Voya LifePay Plus Death Benefit Base is not eligible to participate in Annual Ratchets or 6% Compounding Step-Ups (Quarterly Ratchets and 7% Compounding Step-Ups if this rider was purchased before January 12, 2009).

In the event the Voya LifePay Plus Death Benefit Base is greater than zero when the Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, each periodic payment reduces the Voya LifePay Plus Death Benefit Base dollar for dollar until the earlier date of the Voya LifePay Plus Death Benefit Base being reduced to zero or the last Active Spouse's death. Upon the last Active Spouse's death, any remaining Voya LifePay Plus death benefit is payable to the beneficiary in a lump sum.

Spousal Continuation. If the surviving spouse of the deceased owner continues the **Contract (see "DEATH BENEFIT CHOICES – Continuation After Death – Spouse")**, the rider will also continue, SO LONG AS the surviving spouse in an Active Spouse. At that time the Voya LifePay Plus Base is recalculated to equal the greater of: (1) the contract value, inclusive of the guaranteed death benefit; and (2) the last calculated Voya LifePay Plus Base, subject to a proportional adjustment for any withdrawals before spousal continuation.

The Maximum Annual Withdrawal is also recalculated; however, there is no Maximum Annual Withdrawal upon spousal continuation until the Lifetime Withdrawal Phase begins on the date of the first withdrawal after spousal continuation, SO LONG AS the last Active Spouse is age 59½. The Maximum Annual Withdrawal is recalculated to equal the applicable Maximum Annual Withdrawal Percentage, based on the last Active Spouse's age, multiplied by the Voya LifePay Plus Base. There is no adjustment to the Additional Withdrawal Amount upon spousal continuation of the Voya Joint LifePay Plus rider for a Contract subject to the Required Minimum Distribution rules of the Tax Code. Any withdrawals before the owner's death and spousal continuation are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Please note, if the contract value is greater than the Voya LifePay Plus Base on the date the Lifetime Withdrawal Phase begins, then the Voya LifePay Plus Base will be set equal to the contract value before the Maximum Annual Withdrawal is first calculated. Also, upon spousal continuation, the Voya LifePay Plus Death Benefit Base equals the Voya LifePay Plus Death Benefit Base before the owner's death, subject to any proportional adjustment for any withdrawals before spousal continuation of the rider.

Change of Owner or Annuitant. The Voya Joint LifePay Plus rider terminates (with the rider's charge assessed proportionally) upon an ownership change or change of annuitant, except for:
- Spousal continuation as described above;
- Change of owner from one custodian to another custodian;
- Change of owner from a custodian for the benefit of an individual to the same individual (owner's spouse must be named sole primary beneficiary to remain an Active Spouse);
- Change of owner from an individual to a custodian for the benefit of the same individual;
- Collateral assignments;
- For nonqualified Contracts only, the addition of a joint owner, provided the added joint owner is the original owner's spouse and is an Active Spouse when added as a joint owner;
- For nonqualified Contracts only, the removal of a joint owner, provided the removed joint owner is an Active Spouse and becomes the sole primary beneficiary; and
- Change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner, provided both spouses are Active Spouses at the time of the change.

Surrender Charges. Once the Lifetime Withdrawal Phase begins, your withdrawals within a contract year up to the Maximum Annual Withdrawal (and any applicable Additional Withdrawal Amount) are not subject to surrender charges. We waive any surrender charges otherwise applicable to your withdrawal in a contract year that is less than or equal to the Maximum Annual Withdrawal. Excess Withdrawals are subject to surrender charges, whether or not the Lifetime Withdrawal Phase has begun. Once your contract value is reduced to zero, any periodic payments under the Voya Joint LifePay Plus rider would not be subject to surrender charges. Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted.

Loans. No loans are permitted on Contracts with the Voya Joint LifePay Plus rider.

Taxation. For more information about the tax treatment of amounts paid to you under the Voya Joint LifePay Plus Rider, **see "FEDERAL TAX CONSIDERATIONS – Tax Consequences of Living Benefits and Enhanced Death Benefits."**

> **Important Note:**
> *The information immediately below pertains to the form of the Voya LifePay Plus rider available for sale on and after August 20, 2007, through April 28, 2008. in* **states** *where approved.*

Voya LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya LifePay Plus") Rider. The Voya LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of the annuitant, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

Purchase. In order to elect the Voya LifePay Plus rider, the annuitant must be the owner or one of the owners, unless the owner is a non-natural owner. Joint annuitants are not allowed. The maximum issue age is 80. The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the contract anniversary on which the rider is effective. Some broker-dealers may limit the availability of the rider to younger ages. The Voya LifePay Plus rider is available for Contracts issued **on and after August 20, 2007** (subject to availability and state approvals) that do not already have a living benefit rider. **The Voya LifePay Plus rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below.** The Company in its discretion may allow the rider to be elected after a contract has been issued without it, subject to certain conditions. Contact Customer Service for more information. Such election must be received in good order, including compliance with the investment restrictions described below. The rider will be effective as of the following quarterly contract anniversary.

Rider Date. The rider date is the date the Voya LifePay Plus rider becomes effective. If you purchase the Voya LifePay Plus rider when the Contract is issued, the rider date is also the contract date.

Charge. The charge for the Voya LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
2.00%	0.60%

This quarterly charge is a percentage of the Voya LifePay Plus Base. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the rider and charges will begin on the next following quarterly contract anniversary. The charge will be pro-rated when the rider is terminated. Charges are deducted through the date your rider enters either the Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status. Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The current charge can change upon a reset after your first five contract years. You will never pay more than the maximum annual charge.

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. **For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see APPENDIX C.** We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

No Cancellation. Once you purchase the Voya LifePay Plus rider, you may not cancel it unless you cancel the Contract during the Contract's free look period, surrender, annuitize or otherwise terminate the Contract. These events automatically cancel the Voya LifePay Plus rider.

Termination. The Voya LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you:
- Annuitize, surrender or otherwise terminate your Contract during the accumulation phase; or
- Die during the accumulation phase (first owner to die if there are multiple Contract owners, or death of annuitant if the contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract.

The Voya LifePay Plus rider will also terminate if there is a change in Contract ownership (other than a spousal beneficiary continuation your death). Other circumstances that may cause the Voya LifePay Plus rider to terminate automatically are discussed below.

Guaranteed Withdrawal Status. This status begins on the date of the first withdrawal, ONLY IF the quarterly contract anniversary following the annuitant reaching age 59½ has not yet passed. While the Voya LifePay Plus rider is in Guaranteed Withdrawal Status, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the Voya LifePay Plus Base dollar-for-dollar. This status will then continue until the earliest of:
- Quarterly contract anniversary following the annuitant reaching age 59½, provided the contract owner does not decline the change to Lifetime Guaranteed Withdrawal Status;
- Reduction of the Voya LifePay Plus Base to zero, at which time the rider will terminate;
- The annuity commencement date;
- Reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
- Reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal **(see "Automatic Periodic Benefit Status," below)**;
- The surrender or annuitization of the Contract; or
- The death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the Contract.

Please note that withdrawals while in the Voya LifePay Plus rider is in Guaranteed Withdrawal Status are not guaranteed for the lifetime of the annuitant.

Lifetime Guaranteed Withdrawal Status. This status begins on the date of your first withdrawal, provided the quarterly contract anniversary following the annuitant's age 59½ has passed. If your first withdrawal is taken before this date, then the Lifetime Guaranteed Withdrawal Status will automatically begin on the quarterly contract anniversary following the annuitant reaching age 59½. This status continues until the earliest of:

- The annuity commencement date;
- Reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
- Reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal **(see "Lifetime Automatic Periodic Benefit Status," below)**;
- The surrender or annuitization of the Contract; or
- The death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the Contract.

You will receive prior notice, of not less than 30 days, if you are in the Guaranteed Withdrawal Status and become eligible for the Lifetime Guaranteed Withdrawal Status. This notice will explain the change, its impact to you and your options. You may decline this change. Automatic reset into the Lifetime Guaranteed Withdrawal Status could result in a lower Maximum Annual Withdrawal. However, this action will also apply to all future resets **(see below)** and cannot be reversed. As described below, certain features of the Voya LifePay Plus rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

How the Voya LifePay Plus Rider Works. The Voya LifePay Plus Withdrawal Benefit rider has two phases. The first phase, called the Growth Phase, begins on the effective date of the rider and ends as of the business day before the first withdrawal is taken (or when the annuity commencement date is reached). The second phase is called the Withdrawal Phase. This phase begins as of the date of the first withdrawal or the annuity commencement date, whichever occurs first.

Benefits paid under the Voya LifePay Plus rider require the calculation of the Maximum Annual Withdrawal. The Voya LifePay Plus Base (referred to as the "MGWB Base" in the Contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

- If you purchased the Voya LifePay Plus rider on the contract date, the initial Voya LifePay Plus Base is equal to the initial premium; or
- If you purchased the Voya LifePay Plus rider after the contract date, the initial Voya LifePay Plus Base is equal to the contract value on the effective date of the rider.

During the Growth Phase, the initial Voya LifePay Plus Base is increased dollar-for-dollar by any premiums received ("eligible premiums"). In addition, on each quarterly contract anniversary, the Voya LifePay Plus Base is recalculated as the greater of:

- The current Voya LifePay Plus Base; and
- The current contract value. This is referred to as a quarterly "ratchet."

Also, on each of the first ten Contract anniversaries, the Voya LifePay Plus Base is recalculated as the greatest of:

- The current Voya LifePay Plus Base;
- The current contract value; and
- The Voya LifePay Plus Base on the previous contract anniversary, increased by 7%, plus any eligible premiums and minus any third-party investment advisory fees paid from your Contract during the year. This is referred to as an annual "step-up."

Please note that if this rider is added after the contract date, then the first opportunity for a step-up will be on the first contract anniversary following a complete contract year after the rider date.

The Voya LifePay Plus Base has no additional impact on the calculation of annuity payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the Voya LifePay Plus Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal under the benefit reset feature of the Voya LifePay Plus rider **(see "Voya LifePay Plus Reset," below)**. We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals a percentage of the greater of (1) the contract value and (2) the Voya LifePay Plus Base as of the last day of the Growth Phase. The first withdrawal after the effective date of the rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, after calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal percentage, which varies by age of the annuitant on the date the Withdrawal Phase begins, is as follows:

Annuitant Age	Maximum Annual Withdrawal Percentage
0 to 75*	5%*
76 to 80	6%
81+	7%

_____

* If the Withdrawal Phase begins before the quarterly contract anniversary on or after the annuitant reaches age 59½, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the Voya LifePay Plus Base dollar-for-dollar, under what we refer to as the "Standard Withdrawal Benefit." Then, on the quarterly contract anniversary on or after the annuitant reaches age 59½, the Voya LifePay Plus Base will automatically be reset to the current contract value, if greater, and the Maximum Annual Withdrawal will be recalculated.

Once determined, the Maximum Annual Withdrawal percentage never changes for the Contract, except as provided for under spousal continuation. **See "Continuation After Death – Spouse," below.** This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at that time, the lower the Maximum Annual Withdrawal percentage.

If the Contract's annuity commencement date is reached while you are in the Voya LifePay Plus rider's Lifetime Guaranteed Withdrawal Status, then you may elect a life only annuity option, in lieu of the Contract's other annuity options, under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal.

If withdrawals in any contract year exceed the Maximum Annual Withdrawal, then the Voya LifePay Plus Base and the Maximum Annual Withdrawal will be reduced proportionally. This means that both the Voya LifePay Plus Base and the Maximum Annual Withdrawal will be reduced by the same proportion as the withdrawal in excess of the Maximum Annual Withdrawal (the "excess withdrawal") is of the contract value determined:
- Before the withdrawal, for the excess withdrawal; and
- After the withdrawal, for the amount withdrawn up to the Maximum Annual Withdrawal (without regard to the excess withdrawal).

When a withdrawal is made, the total withdrawals taken in a contract year are compared with the current Maximum Annual Withdrawal. To the extent that the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, any applicable Market Value Adjustment or surrender charges will not be applied to the withdrawal. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, any surrender charges and/or Market Value Adjustment are considered to be part of the withdrawal. **See Illustrations 1 and 2 at the end of this appendix for examples of this concept.**

Required Minimum Distributions. Withdrawals taken from the Contract to satisfy the Required Minimum Distribution rules of the Tax Code, that exceed the Maximum Annual Withdrawal for a specific contract year, will not be deemed excess withdrawals in that contract year for purposes of the Voya LifePay Plus rider, subject to the following rules:
- If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal;
- You may withdraw the Additional Withdrawal Amount from this Contract without it being deemed an excess withdrawal;
- Any withdrawals taken in a contract year will count first against the Maximum Annual Withdrawal for that contract year;

- Once the Maximum Annual Withdrawal for the then current contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year;
- Withdrawals that exceed all available Additional Withdrawal Amounts are excess withdrawals and will reduce the Maximum Annual Withdrawal proportionally, as described above;
- The Additional Withdrawal Amount is reset to zero at the end of the second calendar year from which it was originally calculated; and
- If the Contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be equal to the amount in excess of the Maximum Annual Withdrawal necessary to satisfy the Required Minimum Distribution for that year (if any).

See Illustration 3 at the end of this appendix.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the Contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the Voya LifePay Plus Base on a dollar-for-dollar basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Automatic Periodic Benefit Status. If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Guaranteed Withdrawal Status, the rider will enter Automatic Periodic Benefit Status and you are entitled to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal, until the remaining Voya LifePay Plus Base is exhausted.

When the rider enters Automatic Periodic Benefit Status:
- The Contract will provide no further benefits other than as provided under the Voya LifePay Plus rider;
- No further premium payments will be accepted; and
- Any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will continue until the Voya LifePay Plus Base is reduced to zero, at which time the rider will terminate without value.

The periodic payments will begin on the last day of the first full contract year following the date the rider enters Automatic Periodic Benefit Status and will continue to be paid annually thereafter. If, at the time the rider enters Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

Lifetime Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the Contract and the rider will terminate due to the proportional reduction described in **"Determination of the Maximum Annual Withdrawal,"** above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Lifetime Guaranteed Withdrawal Status, the rider will enter Lifetime Automatic Periodic Benefit Status and you are entitled to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the rider enters Lifetime Automatic Periodic Benefit Status:
- The Contract will provide no further benefits other than as provided under the Voya LifePay Plus rider;
- No further premium payments will be accepted; and
- Any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the Contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

The periodic payments will begin on the last day of the first full contract year following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

Voya LifePay Plus Reset. Once the Lifetime Guaranteed Withdrawal Status begins and the Maximum Annual Withdrawal has been determined, on each quarterly contract anniversary we will increase (or "reset") the Voya LifePay Plus Base to the current contract value, if the contract value is higher. The Maximum Annual Withdrawal will also be recalculated, and the remaining portion of the new Maximum Annual Withdrawal will be available for withdrawal immediately. This reset ONLY occurs when the rider is in Lifetime Guaranteed Withdrawal Status, and is automatic.

We reserve the right to change the charge for this rider with a reset. In this event, you will receive prior notice, of not less than 30 days, which explains the change, its impact to you and your options. You may decline this change (and the reset). However, this action will apply to all future resets and cannot be reversed.

Investment Option Restrictions. While the Voya LifePay Plus rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such contract value in the Fixed Allocation Funds. **See "Fixed Allocation Funds Automatic Rebalancing," below.**

Accepted Funds. The currently available Accepted Funds are listed in **APPENDIX N**. We may change these designations at any time upon 30 days' notice to you. If a change is made, the change will apply to contract value allocated to such funds after the date of the change.

Fixed Allocation Funds. The currently available Fixed Allocation Funds are listed in **APPENDIX N**. You may allocate your contract value to one or more Fixed Allocation Funds. We consider the Voya Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

If the rider is not continued under the spousal continuation right when available, the Fixed Allocation Fund may be reclassified as a Special Fund as of the Contract continuation date if it would otherwise be designated as a Special Fund for purposes of the Contract's death benefits. For purposes of calculating any applicable death benefit guaranteed under the Contract, any allocation of contract value to the Fixed Allocation Funds will be considered a Covered Fund allocation while the rider is in effect.

Other Funds. All investment portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than 20% of the total contract value allocated to the Fixed Allocation Funds and Other Funds on any Voya LifePay Plus Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done proportionally among the Other Funds and will be the last transaction processed on that date. The Voya LifePay Plus Rebalancing Dates occur on each contract anniversary and after the following transactions:
- Receipt of additional premiums;
- Transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
- Withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. **See "APPENDIX I – Examples of Fixed Allocation Funds Automatic Rebalancing."**

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in them. **See "APPENDIX I – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." By electing to purchase the Voya LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the Voya LifePay Plus rider if you do not wish to have your contract value reallocated in this manner.**

Death of Owner or Annuitant. The Voya LifePay Plus rider and charges will terminate on the date of death of the owner (or in the case of joint owners, the first owner), or the annuitant if there is a non-natural owner.

Continuation After Death – Spouse. If the surviving spouse of the deceased owner continues the Contract, the rider will also continue on the next quarterly contract anniversary, provided the spouse becomes the annuitant and sole owner. **See "DEATH BENEFIT CHOICES – Continuation After Death – Spouse."**

If the rider is in the Growth Phase at the time of spousal continuation:
- The rider will continue in the Growth Phase;
  - > On the date the rider is continued, the Voya LifePay Plus Base will be reset to equal the greater of the Voya LifePay Plus Base and the then current contract value;
  - > The Voya LifePay Plus charges will restart and be the same as were in effect prior to the claim date;
  - > Ratchets, which stop on the claim date, are restarted, effective on the date the rider is continued;
  - > Any remaining step-ups will be available, and if the rider is continued before an annual contract anniversary when a step-up would have been available, then that step-up will be available;
  - > The Maximum Annual Withdrawal percentage will be determined as of the date of the first withdrawal, whenever it occurs, and will be based on the spouse's age on that date; and
  - > The rider's Standard Withdrawal Benefit will be available until the quarterly contract anniversary on or after the spouse is age 59½.

If the rider is in the Withdrawal Phase at the time of spousal continuation:
- The rider will continue in the Withdrawal Phase;
- The rider's charges will restart on the date the rider is continued and be the same as were in effect prior to the claim date;
- On the quarterly contract anniversary that the date the rider is continued:
  - > If the surviving spouse was not the annuitant before the owner's death, then the Voya LifePay Plus Base will be reset to the current contract value and the Maximum Annual Withdrawal is recalculated by multiplying the new Voya LifePay Plus Base by the Maximum Annual Withdrawal percentage based on the surviving spouse's age on that date. Withdrawals are permitted pursuant to the other provisions of the rider. Withdrawals causing the contract value to fall to zero will terminate the Contract and the rider; or
  - > If the surviving spouse was the annuitant before the owner's death, then the Voya LifePay Plus Base will be reset to the current contract value, only if greater, and the Maximum Annual Withdrawal is recalculated by multiplying the new Voya LifePay Plus Base by the Maximum Annual Withdrawal percentage. Withdrawals are permitted pursuant to the other provisions of the rider; and
- The rider charges will restart on the quarter contract anniversary that the rider is continued and will be the same as were in effect prior to the claim date.

Effect of Voya LifePay Plus Rider on Death Benefit. If you die before Lifetime Automatic Periodic Benefit Status begins under the Voya LifePay Plus rider, the death benefit is payable, but the rider terminates. However, if the beneficiary is the owner's spouse, and the spouse elects to continue the Contract, the death benefit is not payable until the spouse's death. **Thus, you should not purchase this rider with multiple owners, unless the owners are spouses. See "Death of Owner or Annuitant" and "Continuation After Death – Spouse," above for further information.**

While in Lifetime Automatic Periodic Benefit Status, if the owner who is not the annuitant dies, we will continue to pay the periodic payments that the owner was receiving under the Voya LifePay Plus rider to the beneficiary. While in Lifetime Automatic Periodic Benefit Status, if an owner who is also the annuitant dies, the periodic payments will stop. No other death benefit is payable.

While the rider is in Automatic Periodic Benefit Status, if the owner dies, the remaining Voya LifePay Plus Base will be paid to the beneficiary in a lump sum.

Change of Owner or Annuitant. Other than as provided above under **"Continuation After Death- Spouse,"** you may not change the annuitant. The rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

- Spousal continuation as described above;
- Change of owner from one custodian to another custodian;
- Change of owner from a custodian for the benefit of an individual to the same individual;
- Change of owner from an individual to a custodian for the benefit of the same individual;
- Collateral assignments;
- Change in trust as owner where the individual owner and the grantor of the trust are the same individual;
- Change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual; and
- Change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual.

Surrender Charges. If you elect the Voya LifePay Plus rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments under the Voya LifePay Plus rider are not subject to surrender charges.

Loans. No loans are permitted on Contracts with the Voya LifePay Plus rider.

Taxation. For more information about the tax treatment of amounts paid to you under the Voya LifePay Plus Rider, **see "FEDERAL TAX CONSIDERATIONS – Tax Consequences of Living Benefits and Enhanced Death Benefits."**

> **Important Note:**
> *The information immediately below pertains to the form of the Voya Joint LifePay Plus rider available for sale on and after August 20, 2007, through April 28, 2008, in states where approved.*

Voya Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya Joint LifePay Plus") Rider. The Voya Joint LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of both you and your spouse, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are married and are concerned that you and your spouse may outlive your income.

Purchase. The Voya Joint LifePay Plus rider is only available for purchase by individuals who are married at the time of purchase and eligible to elect spousal continuation (as defined by the Tax Code) when the death benefit becomes payable. We refer to these individuals as spouses. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the Voya Joint LifePay Plus rider. **See "Ownership, Annuitant, and Beneficiary Requirements," below.**

The maximum issue age is 80. Both spouses must meet these issue age requirements on the contract anniversary on which the Voya Joint LifePay Plus rider is effective. The issue age is the age of the owners on the contract anniversary on which the rider is effective. Some broker dealers may limit the maximum issue age to ages younger than age 80, but in no event lower than age 55. We reserve the right to change the minimum or maximum issue ages on a nondiscriminatory basis. The Voya Joint LifePay Plus rider is available for Contracts issued **on and after August 20, 2007** (subject to availability and state approvals) that do not already have a living benefit rider. The Voya Joint LifePay Plus rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below. The Company in its discretion may allow the Voya Joint LifePay Plus rider to be elected after a Contract has been issued without it, subject to certain conditions. Please contact Customer Service for more information. Such election must be received in good order, including owner, annuitant, and beneficiary designations and compliance with the investment restrictions described below. The Voya Joint LifePay Plus rider will be effective as of the following quarterly contract anniversary.

Ownership, Annuitant, and Beneficiary Designation Requirements. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the Voya Joint LifePay Plus rider. These designations depend upon whether the Contract is issued as a nonqualified Contract, an IRA or a custodial IRA. In all cases, the ownership, annuitant, and beneficiary designations must allow for the surviving spouse to continue the Contract when the death benefit becomes payable, as provided by the Tax Code. Non-natural, custodial owners are only allowed with IRAs ("custodial IRAs"). Joint annuitants are not allowed. The necessary ownership, annuitant, and/or beneficiary designations are described below. Applications that do not meet the requirements below will be rejected. We reserve the right to verify the date of birth and social security number of both spouses.

Nonqualified Contracts. For a jointly owned Contract, the owners must be spouses, and the annuitant must be one of the owners. For a Contract with only one owner, the owner's spouse must be the sole primary beneficiary, and the annuitant must be one of the spouses.

IRAs. There may only be one owner, who must also be the annuitant. The owner's spouse must be the sole primary beneficiary.

Custodial IRAs. While we do not maintain individual owner and beneficiary designations for IRAs held by an outside custodian, the ownership and beneficiary designations with the custodian must comply with the requirements listed in **"IRAs,"** above. The annuitant must be the same as the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and the owner's spouse.

Rider Date. The Voya Joint LifePay Plus rider date is the date the Voya Joint LifePay Plus rider becomes effective. If you purchase the Voya Joint LifePay Plus rider when the Contract is issued, the Voya Joint LifePay Plus rider date is also the contract date.

Charge. The charge for the Voya Joint LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
2.50%	0.85%

This quarterly charge is a percentage of the Voya Joint LifePay Plus Base. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the rider and charges will begin on the next following quarterly contract anniversary. The charge will be pro-rated when the rider is terminated. Charges are deducted through the date your rider enters either the Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status. Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The current charge can be subject to change upon a reset after your first five contract years. You will never pay more than the maximum annual charge.

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. **For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see APPENDIX C.** We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

No Cancellation. Once you purchase the Voya Joint LifePay Plus rider, you may not cancel it unless you cancel the Contract during the Contract's free look period (or otherwise cancel the Contract pursuant to its terms), surrender or annuitize in lieu of payments under the Voya Joint LifePay Plus rider. These events automatically cancel the Voya Joint LifePay Plus rider.

Termination. The Voya Joint LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you and your spouse while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you:
- Terminate your Contract pursuant to its terms during the accumulation phase, surrender, or begin receiving annuity payments in lieu of payments under the Voya Joint LifePay Plus rider;
- Die during the accumulation phase (first owner to die in the case of joint owners, or death of annuitant if the Contract is a custodial IRA), unless your spouse elects to continue the Contract (and your spouse is active for purposes of the Voya Joint LifePay Plus rider); or
- Change the owner of the Contract (other than a spousal continuation by an active spouse).

See "Change of Owner or Annuitant," below. Other circumstances that may cause the Voya Joint LifePay Plus rider to terminate automatically are discussed below.

Active Status. Once the Voya Joint LifePay Plus rider has been issued, a spouse must remain in "active" status in order to exercise rights and receive the benefits of the Voya Joint LifePay Plus rider after the first spouse's death by electing spousal continuation. In general, changes to the ownership, annuitant, and/or beneficiary designation requirements noted above will result in one spouse being designated as "inactive." Inactive spouses are not eligible to continue the benefits of the Voya Joint LifePay Plus rider after the death of the other spouse. Once designated "inactive," a spouse may not regain active status under the Voya Joint LifePay Plus rider. Specific situations that will result in a spouse's designation as "inactive" include the following:
- For nonqualified Contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the Contract), or the change of one joint owner to a person other than an active spouse;
- For nonqualified Contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an active spouse or any change of beneficiary (including the addition of primary beneficiaries); and
- In the event of the death of one spouse (in which case the deceased spouse becomes inactive).

An owner may also request that one spouse be treated as inactive. In the case of joint-owned contracts, both contract owners must agree to such a request. An inactive spouse is not eligible to exercise any rights or receive any benefits under the Voya Joint LifePay Plus rider. **However, all charges for the Voya Joint LifePay Plus rider will continue to apply, even if one spouse becomes inactive, regardless of the reason. You should make sure you understand the impact of beneficiary and owner changes on the Voya Joint LifePay Plus rider prior to requesting any such changes.**

A divorce will terminate the ability of an ex-spouse to continue the Contract. **See "Divorce," below.**

Guaranteed Withdrawal Status. This status begins on the date of the first withdrawal, ONLY IF the quarterly contract anniversary following the youngest active spouse's 65th birthday has not yet passed. While the Voya LifePay Plus rider is in Guaranteed Withdrawal Status, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the Voya LifePay Plus Base dollar-for-dollar. This status will then continue until the earliest of:
- Quarterly contract anniversary following the youngest active spouse's 65th birthday, provided the contract owner does not decline the change to Lifetime Guaranteed Withdrawal Status;
- Reduction of the Voya Joint LifePay Plus Base to zero, at which time the rider will terminate;
- The annuity commencement date;
- Reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
- Reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal **(see "Automatic Periodic Benefit Status," below)**;
- The surrender or annuitization of the Contract; or
- The death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the Contract.

Please note that withdrawals while the Voya LifePay Plus rider is in Guaranteed Withdrawal Status are not guaranteed for the lifetime of the annuitant.

Lifetime Guaranteed Withdrawal Status. This status begins on the date of the first withdrawal, provided the quarterly contract anniversary following the youngest active spouse's 65th birthday has passed. If the first withdrawal is taken prior to this date, then the Lifetime Guaranteed Withdrawal Status will automatically begin on the quarterly contract anniversary following the youngest active spouse's 65th birthday. This status continues until the earliest of:
- The annuity commencement date;
- Reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
- Reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal **(see "Lifetime Automatic Periodic Benefit Status," below)**;
- The surrender of the Contract; or
- The death of the owner (first owner, in the case of joint owners, or the annuitant, in the case of a custodial IRA), unless your active spouse beneficiary elects to continue the Contract.

You will receive prior notice, of not less than 30 days, if you are in the Guaranteed Withdrawal Status and become eligible for the Lifetime Guaranteed Withdrawal Status. This notice will explain the change, its impact to you and your options. You may decline this change. Automatic reset into the Lifetime Guaranteed Withdrawal Status could result in a lower Maximum Annual Withdrawal. However, this action will also apply to all future resets **(see below)** and cannot be reversed. As described below, certain features of the Voya Joint LifePay Plus rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

How the Voya Joint LifePay Plus Rider Works. The Voya Joint LifePay Plus rider has two phases. The first phase, called the Growth Phase, begins on the effective date of the Voya Joint LifePay Plus rider and ends as of the business day before the first withdrawal is taken (or when the annuity commencement date is reached). The second phase is called the Withdrawal Phase. This phase begins as of the date you take the first withdrawal of any kind under the Contract (other than advisory fees, as described below), or the annuity commencement date, whichever occurs first.

Benefits paid under the Voya Joint LifePay Plus rider require the calculation of the Maximum Annual Withdrawal. The Voya Joint LifePay Plus Base (referred to as the "MGWB Base" in the Contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:
- If you purchased the Voya Joint LifePay Plus rider on the contract date, the initial Voya Joint LifePay Plus Base is equal to the initial premium; or
- If you purchased the Voya Joint LifePay Plus rider after the contract date, the initial Voya Joint LifePay Plus Base is equal to the contract value on the effective date of the Voya Joint LifePay Plus rider.

During the Growth Phase, the initial Voya Joint LifePay Plus Base is increased dollar-for-dollar by any premiums received ("eligible premiums"). In addition, on each quarterly contract anniversary, the Voya Joint LifePay Plus Base is recalculated as the greater of:
- The current Voya Joint LifePay Plus Base; or
- The current contract value. This is referred to as a quarterly "ratchet."

Also, on each of the first ten contract anniversaries, the Voya Joint LifePay Plus Base is recalculated as the greatest of:
- The current Voya Joint LifePay Plus Base; or
- The current contract value; and
- The Voya Joint LifePay Plus Base on the previous contract anniversary, increased by 7%, plus any eligible premiums and minus any third-party investment advisory fees paid from your Contract during the year. This is referred to as an annual "step-up."

Please note that if this rider is added after the contract date, then the first opportunity for a step-up will be on the first contract anniversary following a complete contract year after the rider date.

The Voya Joint LifePay Plus Base has no additional impact on the calculation of annuity payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the Voya Joint LifePay Plus Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal under the benefit reset feature of the Voya Joint LifePay Plus rider **(see "Voya Joint LifePay Plus Reset," below)**. We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals the Maximum Annual Withdrawal percentage multiplied by the greater of the contract value and the Voya Joint LifePay Plus Base, as of the last day of the Growth Phase. The first withdrawal after the effective date of the Voya Joint LifePay Plus rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, immediately after calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal percentage, which varies by age of the youngest active spouse on the date the Withdrawal Phase begins, is as follows:

Youngest Active Spouse's Age	Maximum Annual Withdrawal Percentage
0 to 75*	5%*
76 to 80	6%
81+	7%

_____

* If the Withdrawal Phase begins before the quarterly contract anniversary on or after the younger spouse reaches age 65, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the Voya Joint LifePay Plus Base dollar-for-dollar, under what we refer to as the "Standard Withdrawal Benefit." Then, on the quarterly contract anniversary on or after the younger spouse reaches age 65, the Voya Joint LifePay Plus Base will automatically be reset to the current contract value, if greater, and the Maximum Annual Withdrawal will be recalculated.

Once determined the Maximum Annual Withdrawal percentage never changes for the Contract. This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at that time, the lower the Maximum Annual Withdrawal percentage.

If the Contract's annuity commencement date is reached while you are in the Voya LifePay Plus rider's Lifetime Guaranteed Withdrawal Status, then you may elect a life only annuity option, in lieu of the Contract's other annuity options, under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal, provided that, if both spouses are active, payments under the life only annuity option will be calculated using the joint life expectancy table for both spouses. If only one spouse is active, payments will be calculated using the single life expectancy table for the active spouse.

Withdrawals in a contract year that do not exceed the Maximum Withdrawal Amount do not reduce the Maximum Withdrawal Amount. However, if withdrawals in any contract year exceed the Maximum Annual Withdrawal (an "excess withdrawal"), the Voya Joint LifePay Plus Base and the Maximum Annual Withdrawal will be reduced proportionally. This means that both the Voya Joint LifePay Plus Base and the Maximum Annual Withdrawal will be reduced by the same proportion as the excess withdrawal is of the contract value determined after the deduction the amount withdrawn up to the Maximum Annual Withdrawal but before deduction of the excess withdrawal.

When a withdrawal is made, the total withdrawals taken in a contract year are compared with the current Maximum Annual Withdrawal. To the extent that the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, any applicable Market Value Adjustment or surrender charges will not be considered. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, surrender charges and/or Market Value Adjustment are considered to be part of the withdrawal, and will be included in the proportional adjustment to the Maximum Annual Withdrawal. **See Illustrations 1 and 2 at the end of this appendix for examples of this concept.**

Required Minimum Distributions. Withdrawals taken from the Contract to satisfy the Required Minimum Distribution rules of the Tax Code are considered withdrawals for purposes of the Voya Joint LifePay Plus rider, and will begin the Withdrawal Phase if the Withdrawal Phase has not already started. Any such withdrawal which exceeds the Maximum Annual Withdrawal for a specific contract year will not be deemed excess withdrawals in that contract year for purposes of the Voya Joint LifePay Plus rider, subject to the following:

- If the contract owner's Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to the Contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal;
- You may withdraw the Additional Withdrawal Amount from this Contract without it being deemed an excess withdrawal;
- Any withdrawals taken in a contract year will count first against the Maximum Annual Withdrawal for that contract year;
- Once the Maximum Annual Withdrawal for the then current contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current contract year;
- Withdrawals that exceed all available Additional Withdrawal Amounts are excess withdrawals and will reduce the Maximum Annual Withdrawal proportionally, as described above;
- The Additional Withdrawal Amount is reset to zero at the end of the second calendar year from which it was originally calculated; and
- If the Contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be equal to the amount in excess of the Maximum Annual Withdrawal Amount necessary to satisfy the Required Minimum Distribution for that year (if any).

See Illustration 3 below.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the Contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the Voya Joint LifePay Plus Base on a dollar-for-dollar basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Automatic Periodic Benefit Status. If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Guaranteed Withdrawal Status, the rider will enter Automatic Periodic Benefit Status and you are entitled to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal, until the remaining Voya Joint LifePay Plus Base is exhausted.

When the rider enters Automatic Periodic Benefit Status:
- The Contract will provide no further benefits other than as provided under the Voya Joint LifePay Plus rider;
- No further premium payments will be accepted; and
- Any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will continue until the Voya Joint LifePay Plus Base is reduced to zero, at which time the rider will terminate without value.

The periodic payments will begin on the last day of the first full contract year following the date the rider enters Automatic Periodic Benefit Status and will continue to be paid annually thereafter. If, at the time the rider enters Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

Lifetime Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the Contract and the Voya Joint LifePay Plus rider will terminate due to the proportional reduction described in **"Determination of the Maximum Annual Withdrawal,"** above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the Voya Joint LifePay Plus rider is in Lifetime Guaranteed Withdrawal Status, the Voya Joint LifePay Plus rider will enter Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the Voya Joint LifePay Plus rider you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status:
- The Contract will provide no further benefits (including death benefits) other than as provided under the Voya Joint LifePay Plus rider;
- No further premium payments will be accepted; and
- Any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. The time period for which we will make these payments will depend upon whether one or two spouses are active under the Voya Joint LifePay Plus rider at the time this status begins. If both spouses are active under the Voya Joint LifePay Plus rider, these payments will cease upon the death of the second spouse, at which time both the Voya Joint LifePay Plus rider and the Contract will terminate without further value. If only one spouse is active under the Voya Joint LifePay Plus rider, the payments will cease upon the death of the active spouse, at which time both the Voya Joint LifePay Plus rider and the Contract will terminate without value.

If the Maximum Annual Withdrawal exceeds the net withdrawals taken in the contract year when the Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status (including the withdrawal that results in the contract value decreasing to zero), that difference will be paid immediately to the contract owner. The periodic payments will begin on the last day of the first full contract year following the date the Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the Contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your Contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

Voya Joint LifePay Plus Reset. Once the Lifetime Guaranteed Withdrawal Status begins and the Maximum Annual Withdrawal has been determined, on each quarterly contract anniversary we will increase (or "reset") the Voya Joint LifePay Plus Base to the current contract value, if the contract value is higher. The Maximum Annual Withdrawal will also be recalculated, and the remaining portion of the new Maximum Annual Withdrawal will be available for withdrawal immediately. This reset ONLY occurs when the rider is in Lifetime Guaranteed Withdrawal Status, and is automatic.

We reserve the right to change the charge for this rider with a reset. In this event, you will receive prior notice, of not less than 30 days, which explains the change, its impact to you and your options. You may decline this change (and the reset). However, this action will apply to all future resets and cannot be reversed.

Investment Option Restrictions. In order to mitigate the insurance risk inherent in our guarantee to provide you and your spouse with lifetime payments (subject to the terms and restrictions of the Voya Joint LifePay Plus rider), we require that your contract value be allocated in accordance with certain limitations. In general, to the extent that you choose not to invest in the Accepted Funds, we require that 20% of the amount not so invested be invested in the Fixed Allocation Funds. We will require this allocation regardless of your investment instructions to the Contract, as described below.

While the Voya Joint LifePay Plus rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such contract value in the Fixed Allocation Funds. **See "Fixed Allocation Funds Automatic Rebalancing," below.**

Accepted Funds. The currently available Accepted Funds are listed in **APPENDIX N**. We may change these designations at any time upon 30 days' notice to you. If a change is made, the change will apply to contract value allocated to such funds after the date of the change.

Fixed Allocation Funds. The currently available Fixed Allocation Funds are listed in **APPENDIX N**. You may allocate your contract value to one or more Fixed Allocation Funds. We consider the Voya Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All investment portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than 20% of the total contract value allocated to the Fixed Allocation Funds and Other Funds on any Voya Joint LifePay Plus Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done proportionally among the Other Funds and will be the last transaction processed on that date. The Voya Joint LifePay Plus Rebalancing Dates occur on each contract anniversary and after the following transactions:

- Receipt of additional premiums;
- Transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
- Withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. **See "APPENDIX I – *Examples of Fixed Allocation Funds Automatic Rebalancing.***"

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in them. **See "APPENDIX I – *Examples of Fixed Allocation Funds Automatic Rebalancing*, Example I." By electing to purchase the Voya Joint LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the Voya Joint LifePay Plus rider if you do not wish to have your contract value reallocated in this manner.**

Divorce. Generally, in the event of a divorce, the spouse who retains ownership of the Contract will continue to be entitled to all rights and benefits of the Voya Joint LifePay Plus rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during Lifetime Guaranteed Withdrawal Status, the Voya Joint LifePay Plus rider continues, and terminates upon the death of the owner (first owner in the case of joint owners, or the annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the Voya Joint LifePay Plus rider cannot be continued by the new spouse. As the result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal will be considered a withdrawal for purposes of the Maximum Annual Withdrawal amount. In other words, if a withdrawal incident to a divorce exceeds the Maximum Annual Withdrawal amount, it will be considered an excess withdrawal. **See "Determination of the Maximum Annual Withdrawal," above.** As noted, in the event of a divorce there is no change to the Maximum Annual Withdrawal and we will continue to deduct charges for the Voya Joint LifePay Plus rider.

In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change to the periodic payments made. Payments will continue until both spouses are deceased.

Death of Owner. The death of the owner (or in the case of joint owners, the first owner, or for custodial IRAs, the annuitant) may cause the termination of the Voya Joint LifePay Plus rider and its charges, depending upon whether one or both spouses are in active status at the time of death, as described below:

- **If both spouses are in active status:** If the surviving spouse elects to continue the Contract and becomes the sole owner and annuitant, the Voya Joint LifePay Plus rider will remain in effect pursuant to its original terms and Voya Joint LifePay Plus coverage and charges will continue. As of the date the Contract is continued, the Joint LifePay Plus Base will be reset to the current Contact value, if greater, and the Maximum Annual Withdrawal will recalculated as the Maximum Annual Withdrawal percentage multiplied by the new Joint LifePay Plus Base on the date the Contract is continued. However, under no circumstances will this recalculation result in a reduction to the Maximum Annual Withdrawal.

If the surviving spouse elects not to continue the Contract, Voya Joint LifePay Plus rider coverage and charges will cease upon the earlier of payment of the death benefit or notice that an alternative distribution option has been chosen.

- **If the surviving spouse is in inactive status:** The Voya Joint LifePay Plus rider terminates and Voya Joint LifePay Plus coverage and charges cease upon the date of death of the last Active Spouse.

Change of Owner or Annuitant. Other than as a result of spousal continuation, you may not change the annuitant. The Voya Joint LifePay Plus rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:
- Spousal continuation by an active spouse, as described above;
- Change of owner from one custodian to another custodian for the benefit of the same individual;
- Change of owner from a custodian for the benefit of an individual to the same individual (in order to avoid the owner's spouse from being designated inactive, the owner's spouse must be named sole beneficiary under the Contract);
- Change of owner from an individual to a custodian for the benefit of the same individual;
- Collateral assignments;
- For nonqualified Contracts only, the addition of a joint owner, provided that the additional joint owner is the original owner's spouse and is active when added as joint owner;
- For nonqualified Contracts, removal of a joint owner, provided the removed joint owner is active and becomes the primary Contract beneficiary; and
- Change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner if both were active spouses at the time of the change.

Surrender Charges. If you elect the Voya Joint LifePay Plus rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments under the Voya Joint LifePay Plus rider are not subject to surrender charges, nor will these amounts be subject to any other charges under the Contract.

Federal Tax Considerations. For more information about the tax treatment of amounts paid to you under the Voya Joint LifePay Plus rider**, see "FEDERAL TAX CONSIDERATIONS – Tax Consequences of Living Benefits and Enhanced Death Benefits."**

Voya LifePay Plus and Voya Joint LifePay Plus Partial Withdrawal Amount Examples. The following are examples of adjustments to the Maximum Annual Withdrawal amount for withdrawals in excess of the Maximum Annual Withdrawal.

Illustration 1: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal, including surrender and/or MVA charges.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $500 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $300 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $200 of surrender charges, and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, then there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $7,000 ($3,000 + $500 + $1,500 + $300 + $1,500 + $200). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal ($7,000 - $5,000 = $2,000), and the amount of the current gross withdrawal ($1,500 + $200 = $1,700).

If the contract value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 3.40% ($1,700 / $50,000) to $4,830 ((1 - 3.40%) * $5,000).

Illustration 2: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the cash value after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, is $49,500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 - 2.02%) * $5,000).

Illustration 3:   A withdrawal exceeds the Maximum Annual Withdrawal amount but does not exceed the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. The Required Minimum Distribution for the current calendar year applicable to this Contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. Total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, however, the Maximum Annual Withdrawal is not adjusted until the Additional Withdrawal Amount is exhausted. The amount by which total net withdrawals taken exceed the Maximum Annual Withdrawal, $1,000   ($6,000 - $5,000), is the same as the Additional Withdrawal Amount, so no adjustment to the Maximum Annual Withdrawal is made. If total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, then an adjustment would be made to the Maximum Annual Withdrawal.

Illustration 4: The Reset Occurs.

Assume the Maximum Annual Withdrawal is $5,000 and the Maximum Annual Withdrawal percentage is 5%.

One year after the first withdrawal is taken, the contract value has increased to $120,000, and the Reset occurs. The Maximum Annual Withdrawal is now $6,000 ($120,000 * 5%).

One year after the Reset, the contract value has increased further to $130,000. The Reset occurs again, and the Maximum Annual Withdrawal is now $6,500 ($130,000 * 5%).

APPENDIX K

Voya LifePay and Voya Joint LifePay

(Available for Contracts issued through August 20, 2007, subject to state approval.)

Voya LifePay Minimum Guaranteed Withdrawal Benefit ("Voya LifePay") Rider. The Voya LifePay rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of the annuitant, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

Purchase. In order to elect the Voya LifePay rider, the annuitant must be the owner or one of the owners, unless the owner is a non-natural owner. Joint annuitants are not allowed. The minimum issue age is 50 and the maximum issue age is 80. The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the contract anniversary on which the rider is effective. But some broker-dealers may limit the availability of the rider to younger ages. The Voya LifePay rider is available for Contracts issued **on and after November 1, 2004,** (subject to availability) that do not already have a living benefit rider. The Voya LifePay rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below. The Company in its discretion may allow the rider to be elected during the 30-day period preceding a contract anniversary. Such election must be received in good order, including compliance with the investment restrictions described below. The rider will be effective as of that contract anniversary.

Rider Date. The rider date is the date the Voya LifePay rider becomes effective. If you purchase the Voya LifePay rider when the Contract is issued, the rider date is also the contract date.

Charge. The charge for the Voya LifePay rider, a living benefit, is deducted quarterly and is a percentage of contract value:

Maximum Annual Charge	Current Annual Charge
1.20%	0.50%

We deduct the quarterly charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the charges will still be deducted on quarterly contract anniversaries, but the first charge will be assessed proportionally on what is owed at the time the rider is added through the contract quarter end. Similarly, the charge is assessed proportionally when the rider is terminated. Charges are deducted during the period starting on the rider date and up to your rider's Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The charge may be subject to change if you elect the reset option after your first five contract years, but subject to the maximum annual charge.

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. **For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see APPENDIX C.** We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

No Cancellation. Once you purchase the Voya LifePay rider, you may not cancel it unless you cancel the Contract during the Contract's free look period, surrender, annuitize or otherwise terminate the Contract. These events automatically cancel the Voya LifePay rider.

Termination. The Voya LifePay rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you:
- Annuitize, surrender or otherwise terminate your Contract during the accumulation phase; or
- Die during the accumulation phase (first owner to die if there are multiple Contract owners, or death of annuitant if the Contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract.

The Voya LifePay rider will also terminate if there is a change in Contract ownership (other than a spousal beneficiary continuation your death). Other circumstances that may cause the Voya LifePay rider to terminate automatically are discussed below.

Lifetime Guaranteed Withdrawal Status. This status begins on the date the rider is issued (the "effective date of the rider") and continues until the earliest of:
- The annuity commencement date;
- Reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal **(see "Lifetime Automatic Periodic Benefit Status," below)**;
- Reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;
- The surrender or annuitization of the Contract; or
- The death of the owner, or first owner, in the case of joint owners, unless your spouse beneficiary elects to continue the Contract.

As described below, certain features of the Voya LifePay rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

How the Voya LifePay Rider Works. The Voya LifePay Withdrawal Benefit rider has two phases. The first phase, called the Growth Phase, begins on the effective date of the rider and ends as of the business day before the first withdrawal is taken (or when the annuity commencement date is reached). The second phase is called the Withdrawal Phase. This phase begins as of the date of the first withdrawal or the annuity commencement date, whichever occurs first.

Benefits paid under the Voya LifePay rider require the calculation of the Maximum Annual Withdrawal. The Voya LifePay Base (referred to as the "MGWB Base" in the Contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows.
- If you purchased the Voya LifePay rider on the contract date, the initial Voya LifePay Base is equal to the initial premium; or
- If you purchased the Voya LifePay rider after the contract date, the initial Voya LifePay Base is equal to the contract value on the effective date of the rider.

The initial Voya LifePay Base is increased dollar-for-dollar by any premiums received during the Growth Phase ("eligible premiums"). The Voya LifePay Base is also increased to equal the contract value if the contract value is greater than the current Voya LifePay Base, on each Contract quarterly anniversary after the effective date of the rider and during the Growth Phase. The Voya LifePay Base has no additional impact on the calculation of annuity payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the Voya LifePay Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal if you choose to reset the Voya LifePay rider **(see "Voya LifePay Reset Option," below)**. We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals a percentage of the greater of (1) the contract value and (2) the Voya LifePay Base as of the last day of the Growth Phase. The first withdrawal after the effective date of the rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, after calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal percentage, which varies by age of the annuitant on the date the Withdrawal Phase begins, is as follows:

Annuitant Age	Maximum Annual Withdrawal Percentage
50 to 59	4%
60 to 75	5%
76 to 80	6%
81+	7%

Once determined, the Maximum Annual Withdrawal percentage never changes for the Contract, except as provided for under spousal continuation. **See "Continuation After Death – Spouse," below.** This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at that time, the lower the Maximum Annual Withdrawal percentage.

If the rider is in the Growth Phase, and the annuity commencement date is reached, the rider will enter the Withdrawal Phase and will be annuitized. In lieu of the annuity options under the Contract, you may elect a life only annuity option under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal.

If withdrawals in any contract year exceed the Maximum Annual Withdrawal, the Maximum Annual Withdrawal will be reduced proportionally. This means that the Maximum Annual Withdrawal will be reduced by the same proportion as the withdrawal in excess of the Maximum Annual Withdrawal (the "excess withdrawal") is of the contract value determined:
- Before the withdrawal, for the excess withdrawal; and
- After the withdrawal, for the amount withdrawn up to the Maximum Annual Withdrawal (without regard to the excess withdrawal).

When a withdrawal is made, the total withdrawals taken in a contract year are compared with the current Maximum Annual Withdrawal. To the extent that the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, any applicable Market Value Adjustment or surrender charges will not be applied to the withdrawal. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, any surrender charges and/or Market Value Adjustment are considered to be part of the withdrawal. **See Illustration 1 and 2 below for examples of this concept.**

Required Minimum Distributions. Withdrawals taken from the Contract to satisfy the Required Minimum Distribution rules of the Tax Code, that exceed the Maximum Annual Withdrawal for a specific contract year, will not be deemed excess withdrawals in that contract year for purposes of the Voya LifePay rider, subject to the following rules:
- If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal;
- You may withdraw the Additional Withdrawal Amount from this Contract without it being deemed an excess withdrawal;
- Any withdrawals taken in a contract year will count first against the Maximum Annual Withdrawal for that contract year;
- Once the Maximum Annual Withdrawal for the then current contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal will count against and reduce any Additional Withdrawal Amount;
- Withdrawals that exceed the Additional Withdrawal Amount are excess withdrawals and will reduce the Maximum Annual Withdrawal proportionally, as described above;
- The Additional Withdrawal Amount is reset to zero at the end of each calendar year, and remains at zero until it is reset in January of the following calendar year, even if, pursuant to the Tax Code, the contract owner may take a Required Minimum Distribution for that calendar year after the end of the calendar year; and
- If the Contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be equal to the amount in excess of the Maximum Annual Withdrawal necessary to satisfy the Required Minimum Distribution for that year (if any).

See Illustration 3 below.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the Contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the Voya LifePay Base proportionally, and during the Withdrawal Phase these withdrawals are treated as any other withdrawal.

Lifetime Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the Contract and the rider will terminate due to the proportional reduction described in **"Determination of the Maximum Annual Withdrawal,"** above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Lifetime Guaranteed Withdrawal Status, the rider will enter Lifetime Automatic Periodic Benefit Status and you are entitled to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the rider enters Lifetime Automatic Periodic Benefit Status:
- The Contract will provide no further benefits other than as provided under the Voya LifePay rider;
- No further premium payments will be accepted; and
- Any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the Contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

The periodic payments will begin on the last day of the first full contract year following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

Voya LifePay Reset Option. Beginning one year after the Withdrawal Phase begins, you may choose to reset the Maximum Annual Withdrawal, if the Maximum Annual Withdrawal Percentage of the contract value would be greater than your current Maximum Annual Withdrawal. You must elect to reset by a request in a form satisfactory to us. On the date the request is received (the "Reset Effective Date"), the Maximum Annual Withdrawal will increase to be equal to the Maximum Annual Withdrawal Percentage of the contract value on the Reset Effective Date. The reset option is only available when the rider is in Lifetime Guaranteed Withdrawal Status.

After exercising the reset option, you must wait one year before electing to reset again. We will not accept a request to reset if the new Maximum Annual Withdrawal on the date the request is received would be less than your current Maximum Annual Withdrawal.

If the reset option is exercised, the charge for the Voya LifePay rider will be equal to the charge then in effect for a newly purchased rider but will not exceed the maximum annual charge of 1.20%. However, we guarantee that the rider charge will not increase for resets exercised within the first five contract years. **See Illustration 4 below.**

Investment Option Restrictions. While the Voya LifePay rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such contract value in the Fixed Allocation Funds. **See "Fixed Allocation Funds Automatic Rebalancing," below.**

Accepted Funds. The currently available Accepted Funds are listed in **APPENDIX N**. We may change these designations at any time upon 30 days' notice to you. If a change is made, the change will apply to contract value allocated to such funds after the date of the change.

Fixed Allocation Funds. The currently available Fixed Allocation Funds are listed in **APPENDIX N**. You may allocate your contract value to one or more Fixed Allocation Funds. We consider the Voya Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

If the rider is not continued under the spousal continuation right when available, the Fixed Allocation Fund will be reclassified as a Special Fund as of the contract continuation date if it would otherwise be designated as a Special Fund for purposes of the Contract's death benefits.

For purposes of calculating any applicable death benefit guaranteed under the Contract, any allocation of contract value to the Fixed Allocation Funds will be considered a Covered Fund allocation while the rider is in effect.

Other Funds. All investment portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than 20% of the total contract value allocated to the Fixed Allocation Funds and Other Funds on any Voya LifePay Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done proportionally among the Other Funds and will be the last transaction processed on that date. The Voya LifePay Rebalancing Dates occur on each contract anniversary and after the following transactions:
- Receipt of additional premiums;
- Transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
- Withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. **See "APPENDIX I – *Examples of Fixed Allocation Funds Automatic Rebalancing.*"**

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in them. **See "APPENDIX I – *Examples of Fixed Allocation Funds Automatic Rebalancing*, Example I." By electing to purchase the Voya LifePay rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the Voya LifePay rider if you do not wish to have your contract value reallocated in this manner.**

Death of Owner or Annuitant. The Voya LifePay rider and charges terminate on the earlier of:
- If the rider is in Lifetime Guaranteed Withdrawal status, the date of receipt of due proof of death ("claim date") of the owner (or in the case of joint owners, the first owner) or the annuitant if there is a non-natural owner; or
- The date the rider enters Lifetime Automatic Periodic Benefit status.

Continuation After Death – Spouse. If the surviving spouse of the deceased owner continues the Contract **(see "DEATH BENEFIT CHOICES – Continuation After Death – Spouse")**, the rider will also continue, provided the following conditions are met:
- The spouse is at least 50 years old on the date the Contract is continued; and
- The spouse becomes the annuitant and sole owner.

If the rider is in the Growth Phase at the time of spousal continuation:
- The rider will continue in the Growth Phase;
- On the date the rider is continued, the Voya LifePay Base will be reset to equal the greater of the Voya LifePay Base and the then current contract value;
- The Voya LifePay charges will restart and be the same as were in effect prior to the claim date; and
- The Maximum Annual Withdrawal percentage will be determined as of the date of the first withdrawal, whenever it occurs, and will be based on the spouse's age on that date.

If the rider is in the Withdrawal Phase at the time of spousal continuation:

- The rider will continue in the Withdrawal Phase;
- On the contract anniversary following the date the rider is continued:
  - > If the surviving spouse was not the annuitant before the owner's death, the Maximum Annual Withdrawal is recalculated by multiplying the contract value on that contract anniversary by the Maximum Annual Withdrawal percentage based on the surviving spouse's age on that contract anniversary, and the Maximum Annual Withdrawal is considered to be zero from the claim date to that contract anniversary. Withdrawals are permitted pursuant to the other provisions of the Contract. Withdrawals causing the contract value to fall to zero will terminate the Contract and the rider; or
  - > If the surviving spouse was the annuitant before the owner's death, the Maximum Annual Withdrawal is recalculated as the greater of the Maximum Annual Withdrawal on the claim date (adjusted for excess withdrawals thereafter) and the Maximum Annual Withdrawal resulting from multiplying the contract value on that contract anniversary by the Maximum Annual Withdrawal percentage. The Maximum Annual Withdrawal does not go to zero on the claim date and withdrawals may continue under the rider provisions; and
- The rider charges will restart on the contract anniversary following the date the rider is continued and will be the same as were in effect prior to the claim date.

Effect of Voya LifePay Rider on Death Benefit. If you die before Lifetime Automatic Periodic Benefit Status begins under the Voya LifePay rider, the death benefit is payable, but the rider terminates. However, if the beneficiary is the owner's spouse, and the spouse elects to continue the Contract, the death benefit is not payable until the spouse's death. **Thus, you should not purchase this rider with multiple owners, unless the owners are spouses. See "Death of Owner or Annuitant" and "Continuation After Death – Spouse," above for further information.**

While in Lifetime Automatic Periodic Benefit Status, if the owner who is not the annuitant dies, we will continue to pay the periodic payments that the owner was receiving under the Voya LifePay rider to the annuitant. While in Lifetime Automatic Periodic Benefit Status, if an owner who is also the annuitant dies, the periodic payments will stop. No other death benefit is payable.

Change of Owner or Annuitant. Other than as provided above under "Continuation After Death - Spouse," you may not change the annuitant. The rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

- Spousal continuation as described above;
- Change of owner from one custodian to another custodian;
- Change of owner from a custodian for the benefit of an individual to the same individual;
- Change of owner from an individual to a custodian for the benefit of the same individual;
- Collateral assignments;
- Change in trust as owner where the individual owner and the grantor of the trust are the same individual;
- Change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual; and
- Change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual.

Surrender Charges. If you elect the Voya LifePay rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments under the Voya LifePay rider are not subject to surrender charges.

Loans. The portion of any contract value used to pay off an outstanding loan balance will reduce the Voya LifePay Base or Maximum Annual Withdrawal as applicable. We do not recommend the Voya LifePay rider if loans are contemplated.

Taxation. For more information about the tax treatment of amounts paid to you under the Voya LifePay Rider, **see "FEDERAL TAX CONSIDERATIONS – Tax Consequences of Living Benefits and Enhanced Death Benefits."**

Voya Joint LifePay Minimum Guaranteed Withdrawal Benefit ("Voya Joint LifePay") Rider. The Voya Joint LifePay rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of both you and your spouse, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are married and are concerned that you and your spouse may outlive your income.

Purchase. The Voya Joint LifePay rider is only available for purchase by individuals who are married at the time of purchase and eligible to elect spousal continuation (as defined by the Tax Code) when the death benefit becomes payable. We refer to these individuals as spouses. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the Voya Joint LifePay rider. **See "Ownership, Annuitant, and Beneficiary Requirements," below.**

The minimum issue age is 55 and the maximum issue age is 80. Both spouses must meet these issue age requirements on the contract anniversary on which the Voya Joint LifePay rider is effective. The issue age is the age of the owners on the contract anniversary on which the rider is effective. Some broker dealers may limit the maximum issue age to ages younger than age 80, but in no event lower than age 55. We reserve the right to change the minimum or maximum issue ages on a nondiscriminatory basis. The Voya Joint LifePay rider is available for Contracts issued **on and after November 1, 2004,** (subject to availability) that do not already have a living benefit rider. The Voya Joint LifePay rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below. For Contracts with the Voya LifePay rider, you may elect the Voya Joint LifePay rider in place of the Voya LifePay rider for a limited time. For more information, please contact Customer Service. The Company in its discretion may allow the Voya Joint LifePay rider to be elected during the 30-day period preceding a contract anniversary. Such election must be received in good order, including owner, annuitant, and beneficiary designations and compliance with the investment restrictions described below. The Voya Joint LifePay rider will be effective as of that contract anniversary.

Ownership, Annuitant, and Beneficiary Designation Requirements. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the Voya Joint LifePay rider. These designations depend upon whether the Contract is issued as a nonqualified Contract, an IRA or a custodial IRA. In all cases, the ownership, annuitant, and beneficiary designations must allow for the surviving spouse to continue the Contract when the death benefit becomes payable, as provided by the Tax Code. Non-natural, custodial owners are only allowed with IRAs ("custodial IRAs"). Joint annuitants are not allowed. The necessary ownership, annuitant, and/or beneficiary designations are described below. Applications that do not meet the requirements below will be rejected. We reserve the right to verify the date of birth and social security number of both spouses.

Nonqualified Contracts. For a jointly owned Contract, the owners must be spouses, and the annuitant must be one of the owners. For a Contract with only one owner, the owner's spouse must be the sole primary beneficiary and the annuitant must be one of the spouses.

IRAs. There may only be one owner, who must also be the annuitant. The owner's spouse must be the sole primary beneficiary.

Custodial IRAs. While we do not maintain individual owner and beneficiary designations for IRAs held by an outside custodian, the ownership and beneficiary designations with the custodian must comply with the requirements listed in **"IRAs,"** above. The annuitant must be the same as the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and the owner's spouse.

Rider Date. The Voya Joint LifePay rider date is the date the Voya Joint LifePay rider becomes effective. If you purchase the Voya Joint LifePay rider when the Contract is issued, the Voya Joint LifePay rider date is also the contract date.

Charge. The charge for the Voya Joint LifePay rider, a living benefit, is deducted quarterly, and is a percentage of contract value:

Maximum Annual Charge	Current Annual Charge
1.50%	0.75%

We deduct the quarterly charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the charges will still be deducted on quarterly contract anniversaries, but the first charge will be assessed proportionally on what is owed at the time the rider is added through the contract quarter end. Similarly, the charge is assessed proportionally when the rider is terminated. Charges are deducted during the period starting on the rider date and up to your rider's Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The charge may be subject to change if you elect the reset option after your first five contract years, but subject to the maximum annual charge.

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. **For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see APPENDIX C.** We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

No Cancellation. Once you purchase the Voya Joint LifePay rider, you may not cancel it unless you cancel the Contract during the Contract's free look period (or otherwise cancel the Contract pursuant to its terms), surrender or annuitize in lieu of payments under the Voya Joint LifePay rider. These events automatically cancel the Voya Joint LifePay rider.

Termination. The Voya Joint LifePay rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you and your spouse while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you:
- Terminate your Contract pursuant to its terms during the accumulation phase, surrender, or begin receiving annuity payments in lieu of payments under the Voya Joint LifePay rider;
- Die during the accumulation phase (first owner to die in the case of joint owners, or death of annuitant if the Contract is a custodial IRA), unless your spouse elects to continue the Contract (and your spouse is active for purposes of the Voya Joint LifePay rider); or
- Change the owner of the Contract (other than a spousal continuation by an active spouse).

See "Change of Owner or Annuitant," below. Other circumstances that may cause the Voya Joint LifePay rider to terminate automatically are discussed below.

Active Status. Once the Voya Joint LifePay rider has been issued, a spouse must remain in "active" status in order to exercise rights and receive the benefits of the Voya Joint LifePay rider after the first spouse's death by electing spousal continuation. In general, changes to the ownership, annuitant, and/or beneficiary designation requirements noted above will result in one spouse being designated as "inactive." Inactive spouses are not eligible to continue the benefits of the Voya Joint LifePay rider after the death of the other spouse. Once designated "inactive," a spouse may not regain active status under the Voya Joint LifePay rider. Specific situations that will result in a spouse's designation as "inactive" include the following:
- For nonqualified Contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the Contract), or the change of one joint owner to a person other than an active spouse;
- For nonqualified Contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an active spouse or any change of beneficiary (including the addition of primary beneficiaries); and
- In the event of the death of one spouse (in which case the deceased spouse becomes inactive).

An owner may also request that one spouse be treated as inactive. In the case of joint-owned Contracts, both Contract owners must agree to such a request. An inactive spouse is not eligible to exercise any rights or receive any benefits under the Voya Joint LifePay rider. **However, all charges for the Voya Joint LifePay rider will continue to apply, even if one spouse becomes inactive, regardless of the reason. You should make sure you understand the impact of beneficiary and owner changes on the Voya Joint LifePay rider prior to requesting any such changes.**

A divorce will terminate the ability of an ex-spouse to continue the Contract. **See "Divorce," below.**

Lifetime Guaranteed Withdrawal Status. This status begins on the date the Voya Joint LifePay rider is issued (the "effective date of the Voya Joint LifePay rider") and continues until the earliest of:
- The annuity commencement date;
- Reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
- Reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal **(see "Lifetime Automatic Periodic Benefit Status," below)**;
- The surrender of the Contract; or
- The death of the owner (first owner, in the case of joint owners, or the annuitant, in the case of a custodial IRA), unless your active spouse beneficiary elects to continue the Contract.

As described below, certain features of the Voya Joint LifePay rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

How the Voya Joint LifePay Rider Works. The Voya Joint LifePay rider has two phases. The first phase, called the Growth Phase, begins on the effective date of the Voya Joint LifePay rider and ends as of the business day before the first withdrawal is taken (or when the annuity commencement date is reached). The second phase is called the Withdrawal Phase. This phase begins as of the date you take the first withdrawal of any kind under the Contract (other than advisory fees, as described below), or the annuity commencement date, whichever occurs first. During the accumulation phase of the Contract, the Voya Joint LifePay rider may be in either the Growth Phase or the Withdrawal Phase. During the income phase of the Contract, the Voya Joint LifePay rider may only be in the Withdrawal Phase. The Voya Joint LifePay rider is initially in Lifetime Guaranteed Withdrawal Status. While in this status you may terminate the Voya Joint LifePay rider by electing to enter the income phase and begin receiving annuity payments. However, if you have not elected to begin receiving annuity payments, and the Voya Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status because the contract value has been reduced to zero, the Voya Joint LifePay rider and Contract terminate (other than those provisions regarding the payment of the Maximum Annual Withdrawal, as described below) and you can no longer elect to receive annuity payments.

Benefits paid under the Voya Joint LifePay rider require the calculation of the Maximum Annual Withdrawal. The Voya Joint LifePay Base (referred to as the "MGWB Base" in the Contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

- If you purchased the Voya Joint LifePay rider on the contract date, the initial Voya Joint LifePay Base is equal to the initial premium; or
- If you purchased the Voya Joint LifePay rider after the contract date, the initial Voya Joint LifePay Base is equal to the contract value on the effective date of the Voya Joint LifePay rider.

The initial Voya Joint LifePay Base is increased dollar-for-dollar by any premiums received during the Growth Phase ("eligible premiums"). The Voya Joint LifePay Base is also increased to equal the contract value if the contract value is greater than the current Voya Joint LifePay Base, valued on each quarterly contract anniversary after the effective date of the Voya Joint LifePay rider during the Growth Phase. The Voya Joint LifePay Base has no additional impact on the calculation of annuity payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the Voya Joint LifePay Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal if you choose to reset the Voya Joint LifePay rider **(see "Voya Joint LifePay Reset Option," below)**. We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals the Maximum Annual Withdrawal percentage multiplied by the greater of the contract value and the Voya Joint LifePay Base, as of the last day of the Growth Phase. The first withdrawal after the effective date of the Voya Joint LifePay rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, immediately after calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal percentage, which varies by age of the youngest active spouse on the date the Withdrawal Phase begins, is as follows:

Annuitant Age	Maximum Annual Withdrawal Percentage
55 to 64	4%
65 to 75	5%
76 to 80	6%
81+	7%

Once determined the Maximum Annual Withdrawal percentage never changes for the Contract. This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at that time, the lower the Maximum Annual Withdrawal percentage.

If the Voya Joint LifePay rider is in the Growth Phase, and the annuity commencement date is reached, the Voya Joint LifePay rider will enter the Withdrawal Phase and annuity payments will begin. In lieu of the annuity options under the Contract, you may elect a life only annuity option under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal, provided that, if both spouses are active, payments under the life only annuity option will be calculated using the joint life expectancy table for both spouses. If only one spouse is active, payments will be calculated using the single life expectancy table for the active spouse.

Withdrawals in a contract year that do not exceed the Maximum Withdrawal Amount do not reduce the Maximum Withdrawal Amount. However, if withdrawals in any contract year exceed the Maximum Annual Withdrawal (an "excess withdrawal"), the Maximum Annual Withdrawal will be reduced proportionally. This means that the Maximum Annual Withdrawal will be reduced by the same proportion as the excess withdrawal is of the contract value determined after the deduction the amount withdrawn up to the Maximum Annual Withdrawal but before deduction of the excess withdrawal.

When a withdrawal is made, the total withdrawals taken in a contract year are compared with the current Maximum Annual Withdrawal. To the extent that the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, any applicable Market Value Adjustment or surrender charges will not be considered. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, surrender charges and/or Market Value Adjustment are considered to be part of the withdrawal, and will be included in the proportional adjustment to the Maximum Annual Withdrawal. **See Illustration 1 and 2 below for examples of this concept.**

Required Minimum Distributions. Withdrawals taken from the Contract to satisfy the Required Minimum Distribution rules of the Tax Code are considered withdrawals for purposes of the Voya Joint LifePay rider, and will begin the Withdrawal Phase if the Withdrawal Phase has not already started. Any such withdrawal which exceeds the Maximum Annual Withdrawal for a specific contract year will not be deemed excess withdrawals in that contract year for purposes of the Voya Joint LifePay rider, subject to the following:

- If the contract owner's Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to the Contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal;
- You may withdraw the Additional Withdrawal Amount from this Contract without it being deemed an excess withdrawal;
- Any withdrawals taken in a contract year will count first against the Maximum Annual Withdrawal for that contract year;
- Once the Maximum Annual Withdrawal for the then current contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal will count against and reduce any Additional Withdrawal Amount;
- Withdrawals that exceed the Additional Withdrawal Amount are excess withdrawals and will reduce the Maximum Annual Withdrawal proportionally, as described above;
- The Additional Withdrawal Amount is reset to zero at the end of each calendar year, and remains at zero until it is reset in January of the following calendar year, even if, pursuant to the Tax Code, the contract owner may take a Required Minimum Distribution for that calendar year after the end of the calendar year; and
- If the Contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be equal to the amount in excess of the Maximum Annual Withdrawal Amount necessary to satisfy the Required Minimum Distribution for that year (if any).

See Illustration 3 below.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the Contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the Voya Joint LifePay Base proportionally, and during the Withdrawal Phase these withdrawals are treated as any other withdrawal.

Lifetime Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the Contract and the Voya Joint LifePay rider will terminate due to the proportional reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the Voya Joint LifePay rider is in Lifetime Guaranteed Withdrawal Status, the Voya Joint LifePay rider will enter Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the Voya Joint LifePay rider you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the Voya Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status:

- The Contract will provide no further benefits (including death benefits) other than as provided under the Voya Joint LifePay rider;
- No further premium payments will be accepted; and
- Any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. The time period for which we will make these payments will depend upon whether one or two spouses are active under the Voya Joint LifePay rider at the time this status begins. If both spouses are active under the Voya Joint LifePay rider, these payments will cease upon the death of the second spouse, at which time both the Voya Joint LifePay rider and the Contract will terminate without further value. If only one spouse is active under the Voya Joint LifePay rider, the payments will cease upon the death of the active spouse, at which time both the Voya Joint LifePay rider and the Contract will terminate without value.

If the Maximum Annual Withdrawal exceeds the net withdrawals taken in the contract year when the Voya Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status (including the withdrawal that results in the contract value decreasing to zero), that difference will be paid immediately to the contract owner. The periodic payments will begin on the last day of the first full contract year following the date the Voya Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the Contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your Contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the Voya Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

Voya Joint LifePay Reset Option. Beginning one year after the Withdrawal Phase begins, you may choose to reset the Maximum Annual Withdrawal, if the Maximum Annual Withdrawal percentage multiplied by the contract value would be greater than your current Maximum Annual Withdrawal. You must elect to reset by a request in a form satisfactory to us. On the date the request is received (the "Reset Effective Date"), the Maximum Annual Withdrawal will increase to be equal to the Maximum Annual Withdrawal percentage multiplied by the contract value on the Reset Effective Date. The reset option is only available when the Voya Joint LifePay rider is in Lifetime Guaranteed Withdrawal Status. We reserve the right to limit resets to the contract anniversary.

After exercising the reset option, you must wait one year before electing to reset again. We will not accept a request to reset if the new Maximum Annual Withdrawal on the date the request is received would be less than your current Maximum Annual Withdrawal.

If the reset option is exercised, the charge for the Voya Joint LifePay rider will be equal to the charge then in effect for a newly purchased rider but will not exceed the maximum annual charge of 1.50%. However, we guarantee that the Voya Joint LifePay rider charge will not increase for resets exercised within the first five contract years. **See Illustration 4 below.**

Investment Option Restrictions. In order to mitigate the insurance risk inherent in our guarantee to provide you and your spouse with lifetime payments (subject to the terms and restrictions of the Voya Joint LifePay rider), we require that your contract value be allocated in accordance with certain limitations. In general, to the extent that you choose not to invest in the Accepted Funds, we require that 20% of the amount not so invested be invested in the Fixed Allocation Funds. We will require this allocation regardless of your investment instructions to the Contract, as described below.

While the Voya Joint LifePay rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such contract value in the Fixed Allocation Funds. **See "Fixed Allocation Funds Automatic Rebalancing," below.**

Accepted Funds. The currently available Accepted Funds are listed in **APPENDIX N**. We may change these designations at any time upon 30 days' notice to you. If a change is made, the change will apply to contract value allocated to such funds after the date of the change.

Fixed Allocation Funds. The currently available Fixed Allocation Funds are listed in **APPENDIX N**. You may allocate your contract value to one or more Fixed Allocation Funds. We consider the Voya Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All investment portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than 20% of the total contract value allocated to the Fixed Allocation Funds and Other Funds on any Voya Joint LifePay Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a proportional basis among the Other Funds and will be the last transaction processed on that date. The Voya Joint LifePay Rebalancing Dates occur on each contract anniversary and after the following transactions:

- Receipt of additional premiums;
- Transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
- Withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. **See "APPENDIX I – *Examples of Fixed Allocation Funds Automatic Rebalancing.*"**

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in them. **See "APPENDIX I – *Examples of Fixed Allocation Funds Automatic Rebalancing*, Example I." By electing to purchase the Voya Joint LifePay rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the Voya Joint LifePay rider if you do not wish to have your contract value reallocated in this manner.**

Divorce. Generally, in the event of a divorce, the spouse who retains ownership of the Contract will continue to be entitled to all rights and benefits of the Voya Joint LifePay rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during Lifetime Guaranteed Withdrawal Status, the Voya Joint LifePay rider continues, and terminates upon the death of the owner (first owner in the case of joint owners, or the annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the Voya Joint LifePay rider cannot be continued by the new spouse. As the result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal will be considered a withdrawal for purposes of the Maximum Annual Withdrawal amount. In other words, if a withdrawal incident to a divorce exceeds the Maximum Annual Withdrawal amount, it will be considered an excess withdrawal. **See "Determination of the Maximum Annual Withdrawal," above.** As noted, in the event of a divorce there is no change to the Maximum Annual Withdrawal and we will continue to deduct charges for the Voya Joint LifePay rider.

In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change to the periodic payments made. Payments will continue until both spouses are deceased.

Death of Owner. The death of the owner (or in the case of joint owners, the first owner, or for custodial IRAs, the annuitant) during Lifetime Guaranteed Withdrawal Status may cause the termination of the Voya Joint LifePay rider and its charges, depending upon whether one or both spouses are in active status at the time of death, as described below:

- **If both spouses are in active status:** If the surviving spouse elects to continue the Contract and becomes the sole owner and annuitant, the Voya Joint LifePay rider will remain in effect pursuant to its original terms and Voya Joint LifePay coverage and charges will continue. As of the date the Contract is continued, the Maximum Annual Withdrawal will be set to the greater of the existing Maximum Annual Withdrawal or the Maximum Annual Withdrawal percentage multiplied by the contract value on the date the Contract is continued. Such a reset will not count as an exercise of the Voya Joint LifePay Reset Option, and rider charges will not increase.

If the surviving spouse elects not to continue the Contract, Voya Joint LifePay rider coverage and charges will cease upon the earlier of payment of the death benefit or notice that an alternative distribution option has been chosen.

- **If the surviving spouse is in inactive status:** The Voya Joint LifePay rider terminates and Voya Joint LifePay coverage and charges cease upon proof of death.

Change of Owner or Annuitant. Other than as a result of spousal continuation, you may not change the annuitant. The Voya Joint LifePay rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:
- Spousal continuation by an active spouse, as described above;
- Change of owner from one custodian to another custodian for the benefit of the same individual;
- Change of owner from a custodian for the benefit of an individual to the same individual (in order to avoid the owner's spouse from being designated inactive, the owner's spouse must be named sole beneficiary under the Contract);
- Change of owner from an individual to a custodian for the benefit of the same individual;
- Collateral assignments;
- For nonqualified Contracts only, the addition of a joint owner, provided that the additional joint owner is the original owner's spouse and is active when added as joint owner;
- For nonqualified Contracts, removal of a joint owner, provided the removed joint owner is active and becomes the primary contract beneficiary; and
- Change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner if both were active spouses at the time of the change.

Surrender Charges. If you elect the Voya Joint LifePay rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments under the Voya Joint LifePay rider are not subject to surrender charges, nor will these amounts be subject to any other charges under the Contract.

Federal Tax Considerations. For more information about the tax treatment of amounts paid to you under the Voya Joint LifePay rider, **see "FEDERAL TAX CONSIDERATIONS – Tax Consequences of Living Benefits and Enhanced Death Benefits."**

Voya LifePay and Voya Joint LifePay Partial Withdrawal Amount Examples. The following are examples of adjustments to the Maximum Annual Withdrawal amount for withdrawals in excess of the Maximum Annual Withdrawal.

Illustration 1: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal, including surrender and/or MVA charges.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $500 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $300 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $200 of surrender charges, and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, then there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $7,000 ($3,000 + $500 + $1,500 + $300 + $1,500 + $200). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal ($7,000 - $5,000 = $2,000), and the amount of the current gross withdrawal ($1,500 + $200 = $1,700).

If the contract value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 3.40% ($1,700 / $50,000) to $4,830 ((1 - 3.40%) * $5,000).

Illustration 2: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the contract value after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, is $49,500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 - 2.02%) * $5,000).

Illustration 3: A withdrawal exceeds the Maximum Annual Withdrawal amount but does not exceed the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. The RMD for the current calendar year applicable to this Contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. Total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, however, the Maximum Annual Withdrawal is not adjusted until the Additional Withdrawal Amount is exhausted. The amount by which total net withdrawals taken exceed the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000), is the same as the Additional Withdrawal Amount, so no adjustment to the Maximum Annual Withdrawal is made. If total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, then an adjustment would be made to the Maximum Annual Withdrawal.

Illustration 4: The Reset Option is utilized.

Assume the Maximum Annual Withdrawal is $5,000 and the Maximum Annual Withdrawal percentage is 5%.

One year after the first withdrawal is taken, the contract value has increased to $120,000, and the Reset Option is utilized. The Maximum Annual Withdrawal is now $6,000 ($120,000 * 5%).

One year after the Reset Option was first utilized, the contract value has increased further to $130,000. The Reset Option is utilized again, and the Maximum Annual Withdrawal is now $6,500 ($130,000 * 5%).

Minimum Guaranteed Withdrawal Benefit

(Applicable to Contracts Issued in States Where Voya LifePay is Not Available.)

Minimum Guaranteed Withdrawal Benefit Rider ("MGWB"). The MGWB rider, marketed under the name, Voya PrincipalGuard Withdrawal Benefit, is an optional benefit which guarantees that if your contract value is reduced to zero, you will receive periodic payments. The amount of the periodic payments is based on the amount in the MGWB Withdrawal Account. **Only premiums added to your Contract during the first two-year period after your rider date are included in the MGWB Withdrawal Account.** Any additional premium payments added after the second rider anniversary are not included in the MGWB Withdrawal Account. Thus, the MGWB rider may not be appropriate for you if you plan to add substantial premium payments after your second rider anniversary.

The guarantee provides that, subject to the conditions described below, the amount you will receive in periodic payments is equal to your Eligible Payment Amount adjusted for any prior withdrawals. Your Eligible Payment Amount depends on when you purchase the MGWB rider and equals:

- If you purchased the MGWB rider on the contract date: your premium payments received during the first two contract years; or
- If you purchased the MGWB rider after the contract date: your contract value on the Rider Date, including any premiums received that day, and any subsequent premium payments received during the two-year period commencing on the Rider Date.

To maintain the guarantee, withdrawals in any contract year may not exceed 7% of your Eligible Payment Amount adjusted, as defined below. If your contract value is reduced to zero, your periodic payments will be 7% of your Eligible Payment Amount every year. Payments continue until your MGWB Withdrawal Account is reduced to zero. Please note that before Automatic Periodic Benefit status is reached, withdrawals in excess of the free withdrawal amount will be subject to surrender charges. Once your Contract reaches Automatic Period Benefit Status, the periodic payments paid under the MGWB rider are not subject to surrender charges.

The MGWB Withdrawal Account is equal to the Eligible Payment Amount adjusted for any withdrawals and transfers between Covered and Excluded Funds. The MGWB Withdrawal Account is tracked separately for Covered and Excluded Funds. The MGWB Withdrawal Account equals the sum of (1) the MGWB Withdrawal Account allocated to Covered Funds, and (2) the lesser of (a) the MGWB Withdrawal Account allocated to Excluded Funds and (b) the contract value in Excluded Funds. Thus, investing in the Excluded Funds may limit the MGWB Withdrawal Account. No investment options are currently designated as Excluded Funds for the Minimum Guaranteed Withdrawal Benefit.

The Maximum Annual Withdrawal Amount (or "MAW") is equal to 7% of the Eligible Payment Amount. Withdrawals from Covered Funds of up to the MAW will reduce the value of your MGWB Withdrawal Account by the dollar amount of the withdrawal. Any withdrawals from Covered Funds greater than the MAW will cause a reduction in the MGWB Withdrawal Account allocated to Covered Funds by the proportion that the excess withdrawal bears to the remaining contract value in Covered Funds after the withdrawal of the MAW. All withdrawals from Excluded Funds will reduce the value of the MGWB Withdrawal Account allocated to Excluded Funds proportionally. If a single withdrawal involves both Covered and Excluded Funds and exceeds 7%, the withdrawal will be treated as taken first from Covered Funds.

Any withdrawals greater than the MAW will also cause a reduction in the Eligible Payment Amount by the proportion that the excess portion of the withdrawal bears to the contract value remaining after withdrawal of the MAW at the time of the withdrawal. **Please see "MGWB Excess Withdrawal Amount Examples," below.**

Once your contract value is zero, any periodic payments paid under the MGWB rider also reduce the MGWB Withdrawal Account by the dollar amount of the payments. If a withdrawal reduces the MGWB Withdrawal Account to zero, the MGWB rider terminates and no further benefits are payable under the rider.

Net transfers from Covered Funds to Excluded Funds will reduce the MGWB Withdrawal Account allocated to Covered Funds proportionally. The resulting increase in the MGWB Withdrawal Account allocated to Excluded Funds equals the reduction in the MGWB Withdrawal Account for Covered Funds.

Net transfers from Excluded Funds to Covered Funds will reduce the MGWB Withdrawal Account allocated to Excluded Funds proportionally. The resulting increase in the MGWB Withdrawal Account allocated to Covered Funds will equal the lesser of the reduction in the MGWB Withdrawal Account for Excluded Funds and the net contract value transferred.

You should not make any withdrawals if you wish to retain the option to elect the Step-Up Benefit (see below).

The MGWB Withdrawal Account is only a calculation which represents the remaining amount available for periodic payments. It does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It will not affect your annuitization, surrender and death benefits.

Guaranteed Withdrawal Status. You may continue to make withdrawals in any amount permitted under your Contract so long as your contract value is greater than zero. **See "WITHDRAWALS."** However, making any withdrawals in any year greater than the MAW will reduce the Eligible Payment Amount and payments under the MGWB rider by the proportion that the withdrawal bears to the contract value at the time of the withdrawal. The MGWB rider will remain in force and you may continue to make withdrawals each year so long as:
- Your contract value is greater than zero;
- Your MGWB Withdrawal Account is greater than zero;
- You have not reached your latest allowable annuity start date;
- You have not elected to annuitize your Contract; and
- You have not died (unless your spouse has elected to continue the Contract), changed the ownership of the Contract or surrendered the Contract.

The standard Contract provision limiting withdrawals to no more than 90% of the cash surrender value is not applicable under the MGWB rider.

Automatic Periodic Benefit Status. Under the MGWB rider, in the event your contract value is reduced to zero, your Contract is given Automatic Periodic Benefit Status, if:
- Your MGWB Withdrawal Account is greater than zero;
- You have not reached your latest allowable annuity start date;
- You have not elected to annuitize your Contract; and
- You have not died, changed the ownership of the Contract or surrendered the Contract.

Once your Contract is given Automatic Periodic Benefit Status, we will pay you the annual MGWB periodic payments, beginning on the next contract anniversary until the earliest of (1) your Contract's latest annuity start date; (2) the death of the owner; or (3) your MGWB Withdrawal Account is exhausted. These payments are equal to the lesser of the remaining MGWB Withdrawal Account or the MAW. We will reduce the MGWB Withdrawal Account by the amount of each payment. Once your Contract is given Automatic Periodic Benefit Status, we will not accept any additional premium payments in your Contract, and the Contract will not provide any benefits except those provided by the MGWB rider. Any other rider terminates. Your Contract will remain in Automatic Periodic Benefit Status until the earliest of (1) payment of all MGWB periodic payments; (2) payment of the Commuted Value (defined below); or (3) the owner's death.

On the Contract's latest annuity start date, in lieu of making the remaining MGWB periodic payments, we will pay you the Commuted Value of your MGWB periodic payments remaining. We may, at our option, extend your annuity start date in order to continue the MGWB periodic payments. The Commuted Value is the present value of any then-remaining MGWB periodic payments at the current interest rate plus 0.50%. The current interest rate will be determined by the average of the Ask Yields for U.S. Treasury STRIPS as quoted by a national quoting service for period(s) applicable to the remaining payments. Once we pay you the last MGWB periodic payment or the Commuted Value, your Contract and the MGWB rider terminate.

Reset Option. Beginning on the fifth contract anniversary following the Rider Date, if the contract value is greater than the MGWB Withdrawal Account, you may choose to reset the MGWB Rider. The effect will be to terminate the existing MGWB Rider and add a new MGWB Rider ("New Rider"). The MGWB Withdrawal Account under the New Rider will equal the contract value on the date the New Rider is effective. The charge for the MGWB under the New Rider will increase to the maximum annual charge of 1.00%. The Reset Option can only be elected on contract anniversaries. If you elect the Reset Option, the Step-Up benefit is not available.

Step-Up Benefit. If the Rider Date is the same as the Contract Date, beginning on the fifth contract anniversary following the Rider Date, if you have not made any previous withdrawals, you may elect to increase the MGWB Withdrawal Account, the adjusted Eligible Payment Amount and the MAW by a factor of 20%. This option is available whether or not the contract value is greater than the MGWB Withdrawal Account. If you elect the Step-Up Benefit:

- We reserve the right to increase the charge for the MGWB Rider up to a maximum annual charge of 1.00% of contract value;
- You must wait at least five years from the Step-Up date to elect the Reset Option.

The Step-Up Benefit may be elected only one time under the MGWB Rider. Election of the Step-Up Benefit is limited to contract anniversaries only. Please note that if you have a third party investment advisor who charges a separate advisory fee, and you have chosen to use withdrawals from your Contract to pay this fee, these will be treated as any other withdrawals, and the Step-Up Benefit will not be available.

Death of Owner

Before Automatic Periodic Benefit Status. The MGWB rider terminates on the first owner's date of death (death of annuitant, if there is a non-natural owner), but the death benefit is payable. However, if the beneficiary is the owner's spouse, the spouse elects to continue the Contract, and the contract value steps up to the minimum guaranteed death benefit, the MGWB Withdrawal Account and MAW are also reset. The MGWB charge will continue at the existing rate. Reset upon spousal continuation does not affect any then existing Reset Option.

During Automatic Periodic Benefit Status. The death benefit payable during Automatic Periodic Benefit Status is your MGWB Withdrawal Account which equals the sum of the remaining MGWB periodic payments.

Purchase. To purchase the MGWB rider, you must be age 80 or younger on the Rider Date. The MGWB rider must be purchased on the contract date. If the rider is not yet available in your state, the Company may in its discretion allow purchase of this rider during the 30-day period preceding the first contract anniversary after the date of this prospectus, or the date of state approval, whichever is later.

Minimum Guaranteed Withdrawal Benefit rider:[15]

As an Annual Charge[16]	As a Quarterly Charge	Maximum Annual Charge if Step-Up Benefit Elected[17]
0.45% of contract value	0.1125% of contract value	1.00% of contract value

MGWB Excess Withdrawal Amount Examples. The following are examples of adjustments to the MGWB Withdrawal Account and the Maximum Annual Withdrawal Amount for Transfers and Withdrawals in Excess of the Maximum Annual Withdrawal Amount ("Excess Withdrawals Amount"):

Example #1: Owner has invested only in Covered Funds.

Assume the Contract Value ("CV") before the withdrawal is $100,000 and is invested in Covered Funds only, the Eligible Payment Amount ("EPA") is $100,000, the Maximum Annual Withdrawal Amount ("MAW") is $7,000, the MGWB Withdrawal Account allocated to Covered Funds ("Covered Withdrawal Account") is $120,000, and a withdrawal of $10,000 is made. The effect of the withdrawal is calculated as follows:

The new CV is $90,000 ($100,000 - $10,000).

The Excess Withdrawal Amount is $3,000 ($10,000 - $7,000).

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[15] We deduct optional rider charges from the subaccounts in which you are invested on each quarterly contract anniversary and proportionally on termination of the Contract; if the value in the subaccounts is insufficient, the optional rider charges will be deducted from the Fixed Interest Allocation(s) nearest maturity, and the amount deducted may be subject to a Market Value Adjustment.

[16] If you choose to reset the MGWB Rider the charge for the MGWB will increase to an annual charge of 1.00% of contract value. **Please see "Minimum Reset Option" above.**

[17] If your rider was issued prior to May 1, 2005 and you elect the Step-Up Benefit, we will increase the charge for the MGWB rider to the maximum annual charge of 1.00% of contract value. **Please see "Step-Up Benefit" above.**

The Covered Withdrawal Account is first reduced dollar-for-dollar by the portion of the withdrawal up to the MAW to $113,000 ($120,000 - $7,000), and is then reduced proportionally based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the MAW) to $109,354.84 ($113,000 * (1 - $3,000 / $93,000)).

The EPA is reduced proportionally based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the MAW) to $96,774.19 ($100,000 * (1 - $3,000 / $93,000)). The reduction to the EPA for withdrawals of Excess Withdrawal Amount is applied proportionally regardless of whether CV is allocated to Covered or Excluded Funds. The MAW is then recalculated to be 7% of the new EPA, $6,774.19 ($96,774.19 * 7%).

Example #2: Owner has invested only in Excluded Funds.

Assume the Contract Value ("CV") before the withdrawal is $100,000 and is invested in Excluded Funds only, the Eligible Payment Amount ("EPA") is $100,000, the Maximum Annual Withdrawal Amount ("MAW") is $7,000, the MGWB Withdrawal Account allocated to Excluded Funds ("Excluded Withdrawal Account") is $120,000, and a withdrawal of $10,000 is made. The effect of the withdrawal is calculated as follows:

The new CV is $90,000 ($100,000 - $10,000).

The Excess Withdrawal Amount is $3,000 ($10,000 - $7.000).

The Excluded Withdrawal Account is reduced proportionally based on the ratio of the entire amount withdrawn to the CV (before the withdrawal) to $108,000 ($120,000 * (1 - $10,000 / $100,000)).

The EPA is reduced proportionally based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the MAW) to $96,774.19 ($100,000 * (1 - $3,000 / $93,000)). The reduction to the EPA for withdrawals of Excess Withdrawal Amount is applied proportionally regardless of whether CV is allocated to Covered or Excluded Funds. The MAW is then recalculated to be 7% of the new EPA, $6,774.19 ($96,774.19 * 7%).

Example #3: Owner has invested in both Covered and Excluded Funds.

Assume the Contract Value ("CV") before the withdrawal is $100,000 and is invested $60,000 in Covered Funds and $40,000 in Excluded Funds. Further assume that the Eligible Payment Amount ("EPA") is $100,000, the Maximum Annual Withdrawal Amount ("MAW") is $7,000, the MGWB Withdrawal Account allocated to Covered Funds ("Covered Withdrawal Account") is $75,000, the MGWB Withdrawal Account allocated to Excluded Funds ("Excluded Withdrawal Account") is $45,000, and a withdrawal is made of $10,000 ($8,000 from Covered Funds and $2,000 from Excluded Funds).

The new CV for Covered Funds is $52,000 ($60,000 - $8,000), and the new CV for Excluded Funds is $38,000 ($40,000 - $2,000).

The Covered Withdrawal Account is first reduced dollar-for-dollar by the lesser of the MAW ($7,000) and the amount withdrawn from Covered Funds ($8,000) to $68,000 ($75,000 - $7,000), and is then reduced proportionally based on the ratio of any Excess Withdrawal Amount from Covered Funds to the CV in Covered Funds (after being reduced for the withdrawal up to the MAW) to $66,716.98 ($68,000 * (1 – $1,000 / $53,000)).

The Excluded Withdrawal Account is reduced proportionally based on the ratio of the amount withdrawn from Excluded Funds to the CV in Excluded Funds (prior to the withdrawal) to $42,750 ($45,000 * (1 - $2,000 / $40,000)).

The EPA is reduced proportionally based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the MAW) to $96,774.19 ($100,000 * (1 - $3,000 / $93,000)). The reduction to the EPA for withdrawals of Excess Withdrawal Amount is applied proportionally regardless of whether CV is allocated to Covered or Excluded Funds. The MAW is then recalculated to be 7% of the new EPA, $6,774.19 ($96,774.19 * 7%).

Example #4: Owner transfers funds from Excluded Funds to Covered Funds.

Assume the Contract Value ("CV") before the transfer is $100,000 and is invested $60,000 in Covered Funds and $40,000 in Excluded Funds. Further assume that the MGWB Withdrawal Account allocated to Covered Funds ("Covered Withdrawal Account") is $75,000, the MGWB Withdrawal Account allocated to Excluded Funds ("Excluded Withdrawal Account") is $45,000, and a transfer is made of $10,000 from Excluded Funds to Covered Funds.

The new CV for Covered Funds is $70,000 ($60,000 + $10,000), and the new CV for Excluded Funds is $30,000 ($40,000 - $10,000).

The Excluded Withdrawal Account is reduced proportionally based on the ratio of the amount transferred from Excluded Funds to the CV in Excluded Funds (prior to the transfer) to $33,750 ($45,000 * (1 - $10,000 / $40,000)).

The Covered Withdrawal Account is increased by the lesser of the reduction of the Excluded Withdrawal Account of $11,250 ($45,000 - $33,750) and the actual amount transferred of $10,000. Thus, the Covered Withdrawal Account is increased to $85,000 ($75,000 + $10,000).

Example #5: Owner transfers funds from Covered Funds to Excluded Funds.

Assume the Contract Value ("CV") before the transfer is $100,000 and is invested $60,000 in Covered Funds and $40,000 in Excluded Funds. Further assume that the MGWB Withdrawal Account allocated to Covered Funds ("Covered Withdrawal Account") is $75,000, the MGWB Withdrawal Account allocated to Excluded Funds ("Excluded Withdrawal Account") is $45,000, and a transfer is made of $10,000 from Covered Funds to Excluded Funds.

The new CV for Covered Funds is $50,000 ($60,000 - $10,000), and the new CV for Excluded Funds is $50,000 ($40,000 + $10,000).

The Covered Withdrawal Account is reduced proportionally based on the ratio of the amount transferred from Covered Funds to the CV in Covered Funds (prior to the transfer) to $62,500 ($75,000 * (1 - $10,000 / $60,000)).

The Excluded Withdrawal Account is increased by the reduction of the Covered Withdrawal Account of $12,500 ($75,000 - $62,500) to $57,500 ($45,000 + $12,500).

APPENDIX M

State Variations

*This **APPENDIX M** contains important state specific variations for Contracts issued in Massachusetts and Washington. The prospectus and this **APPENDIX M** provide a general description of the Contract, so please see your Contract, any endorsements and riders for the details.*

For Contracts issued in the <u>Commonwealth of Massachusetts</u>, the following provisions apply:
- The Fixed Interest Division is not available.
- TSA loans are not available.
- The Waiver of Surrender Charge for Extended Medical Care or Terminal Illness is not available.

For Contracts issued in the <u>State of Washington</u>, the following provisions apply:
- The Fixed Account is not available;
- The Minimum Guaranteed Income Benefit ("MGIB") Rider Charge is only deducted from the subaccounts in which you are invested. No deduction will be made from the Fixed Interest Division; and
- The following describes the death benefit options for Contracts issued in the State of Washington **or before April 30, 2009**. Other than as described below, please see the prospectus for a full description of your death benefit options and other Contract features.

We use the Base Death Benefit to help determine the minimum death benefit payable under each of the death benefit options described below. You do not elect the Base Death Benefit. The Base Death Benefit is equal to the greater of:
- The contract value; and
- The cash surrender value.

The **Standard Death Benefit** equals the **greatest** of the Base Death Benefit, the floor, and the Standard Minimum Guaranteed Death Benefit.

The Standard Minimum Guaranteed Death Benefit equals the initial premium payment, increased by premium payments after issue, and reduced by a proportional adjustment for any withdrawal.

The floor for the Death Benefit is the total premium payments made under the Contract reduced by a proportional adjustment for any withdrawal.

Enhanced Death Benefit Options. Under the Enhanced Death Benefit options, if you die before the annuity start date, your beneficiary will receive the greater of the Standard Death Benefit and the Enhanced Death Benefit option elected. For purposes of calculating the 5.5% Solution Enhanced Death Benefit and the Max 5.5 Enhanced Death Benefit, certain investment portfolios, and the Fixed Account are designated as "Special Funds."

The following investment options are designated as Special Funds: (1) the Voya Government Liquid Assets Portfolio; and (2) the Fixed Interest Division.

The ProFunds VP Rising Rates Opportunity Portfolio is also a Special Fund, but closed to new allocations effective April 30, 2007. For Contracts issued prior to September 2, 2003, however, the ProFunds VP Rising Rates Opportunity Portfolio is not designated as a Special Fund.

The Voya Limited Maturity Bond Portfolio is a Special Fund, but closed to new allocations effective March 12, 2004.

For Contracts issued on or after May 1, 2003, but prior to August 21, 2006, the Voya Intermediate Bond Portfolio is designated as a Special Fund. As of July 11, 2014, the Voya Intermediate Bond Portfolio has been re-designated as a Covered Fund for all current and future investments.

We may, with 30 days' notice to you, designate any investment portfolio as a Special Fund on existing Contracts with respect to new premiums added to such investment portfolio and also with respect to new transfers to such investment portfolio. Selecting a Special Fund may limit or reduce the 5.5% Max Enhanced Death Benefit.

For the period during which a portion of the contract value is allocated to a Special Fund, we may, at our discretion, reduce the mortality and expense risk charge attributable to that portion of the contract value. The reduced mortality and expense risk charge will be applicable only during that period.

The 5.5% Solution is not available as a standalone death benefit, but the calculation is used to determine the Max 5.5 Enhanced Death Benefit.

The **5.5% Solution Enhanced Death Benefit** equals the **greatest** of:
- The Standard Death Benefit;
- The floor; and
- The sum of the contract value allocated to Special Funds and the 5.5% Solution Minimum Guaranteed Death Benefit for Non-Special Funds.

For Contracts issued on or after April 11, 2000, the 5.5% Solution Minimum Guaranteed Death Benefit for Special and Non-Special Funds equals premiums, adjusted for withdrawals and transfers, accumulated at 5.5% until the attainment of age 80 and thereafter at 0%, subject to a floor as described below. For Contracts issued before April 11, 2000, the 5.5% Solution Minimum Guaranteed Death Benefit allows for accumulation to continue beyond age 80, subject to the cap. Please see your Contract for details regarding the terms of your death benefit.

Withdrawals of up to 5.5% per year of cumulative premiums are referred to as special withdrawals. Special withdrawals reduce the 5.5% Solution Minimum Guaranteed Death Benefit by the amount of contract value withdrawn. For any other withdrawals (withdrawals in excess of the amount available as a special withdrawal), a proportional adjustment to the 5.5% Solution Minimum Guaranteed Death Benefit is made. The amount of the proportional adjustment for withdrawals from Non-Special Funds will equal (a) times (b) divided by (c): where (a) is the 5.5% Solution Minimum Guaranteed Death Benefit for Non-Special Funds prior to the withdrawal; (b) is the contract value of the withdrawal; and (c) is the contract value allocated to Non-Special Funds before the withdrawal. The amount of the proportional adjustment for withdrawals from Special Funds will equal (a) times (b) divided by (c): where (a) is the 5.5% Solution Minimum Guaranteed Death Benefit for Special Funds prior to the withdrawal; (b) is the contract value of the withdrawal; and (c) is the contract value allocated to Special Funds before the withdrawal.

Transfers from Special to Non-Special Funds will reduce the 5.5% Solution Minimum Guaranteed Death Benefit for Special Funds proportionally. The resulting increase in the 5.5% Solution Minimum Guaranteed Death Benefit in Non-Special Funds will equal the lesser of the reduction in the 5.5% Solution Minimum Guaranteed Death Benefit in Special Funds and the contract value transferred.

Transfers from Non-Special to Special Funds will reduce the 5.5% Solution Minimum Guaranteed Death Benefit in Non-Special Funds proportionally. The resulting increase in the 5.5% Solution Minimum Guaranteed Death Benefit for Special Funds will equal the reduction in the 5.5% Solution Minimum Guaranteed Death Benefit for Non-Special Funds.

The floor for the 5.5% Solution Enhanced Death Benefit is determined by the same calculations described above for the 5.5% Solution Minimum Guaranteed Death Benefit except as follows: if you transfer contract value to a Special Fund, the minimum floor will not be reduced by the transfer. Instead, a portion of the floor (equal to the percentage of contract value transferred) just prior to the transfer will be frozen (with 0% subsequent growth) unless the contract value is transferred back to the Non-Special Funds. Upon such transfer back to Non-Special Funds, we will resume accumulating that portion of the floor at the 5.5% annual effective rate as described above, subject to the age limit described above. Similarly, for contract value allocated directly to Special Funds, that portion of the floor will be the contract value allocated, and will not accumulate while invested in Special Funds. Withdrawals will reduce the floor as described for the minimum guaranteed death benefit above. Your death benefit will be the greater of the floor and the death benefit determined as described above.

The **Annual Ratchet Enhanced Death Benefit** equals the **greater of**:
- The Standard Death Benefit; and
- The Annual Ratchet Minimum Guaranteed Death Benefit.

The Annual Ratchet Minimum Guaranteed Death Benefit equals:
- The initial premium payment;
- Increased dollar for dollar by any premium added after issue;
- Adjusted on each anniversary that occurs on or prior to attainment of age 90 to the greater of the Annual Ratchet Minimum Guaranteed Death Benefit from the prior anniversary (adjusted for new premiums and partial withdrawals) and the current contract value.

Withdrawals reduce the Annual Ratchet Minimum Guaranteed Death Benefit proportionally, based on the amount withdrawn. The amount of the proportional adjustment for withdrawals will equal (a) times (b) divided by (c): where (a) is the Annual Ratchet Minimum Guaranteed Death Benefit prior to the withdrawal; (b) is the contract value of the withdrawal; and (c) is the contract value before withdrawal.

The **Max 5.5 Enhanced Death Benefit** equals the greater of the 5.5% Solution Enhanced Death Benefit and the Annual Ratchet Enhanced Death Benefit. Under this death benefit option, the 5.5% Solution Enhanced Death Benefit and the Annual Ratchet Enhanced Death Benefit are calculated in the same manner as if each were the elected benefit.

In all cases described above, the amount of the death benefit could be reduced by premium taxes owed and withdrawals not previously deducted. The enhanced death benefits may not be available in all states.

Death Benefit for Excluded Funds

We will be designating certain investment portfolios as "Excluded Funds." Excluded Funds will include certain investment portfolios that, due to their volatility, will be excluded from the death benefit guarantees that might otherwise be provided. We may add new portfolios as Excluded Funds. We may also reclassify an existing portfolio as an Excluded Fund or remove such classification upon 30 days' notice to you. Such reclassification will apply only to amounts transferred or otherwise added to such portfolio after the effective date of the reclassification. Investment in Excluded Funds will impact your death benefit.

For the period of time, and to the extent, that you allocate premium or contract value to Excluded Funds, your death benefit attributable to that allocation will equal the contract value of that allocation. Any guarantee of death benefit in excess of contract value otherwise provided with regard to allocations to Non-Excluded Funds, does not apply to allocations to Excluded Funds. The death benefit provided under the Contract may be reduced to the extent that you allocate premium or contract value to Excluded Funds.

Transfers from Excluded Funds to Non-Excluded funds will reduce all death benefit components for Excluded Funds proportionally. Except with respect to any maximum guaranteed death benefit, the resulting increase in the Non-Excluded Funds death benefit component will equal the lesser of the reduction in the death benefit for Excluded Funds and the contract value transferred. With respect to the maximum guaranteed death benefit, where applicable, the resulting increase in the Non-Excluded Funds maximum guaranteed death benefit will equal the reduction in the maximum guaranteed death benefit for Excluded Funds.

Transfers from Non-Excluded Funds to Excluded Funds will reduce the Non-Excluded Funds death benefit components proportionally. The resulting increase in the death benefit components of Excluded Funds will equal the reduction in the Non-Excluded Funds death benefit components.

- The charges, fees and expenses are as described in the prospectus for the applicable variable annuity Contract with the exception of the mortality and expense risk charges for the Max 5.5 Enhanced Death Benefit. The mortality and expense risk charges for the Max 5.5 Enhanced Death Benefit elected is 1.65%.

APPENDIX N

Accepted Funds and Fixed Funds for Living Benefit Riders

Accepted Funds. Currently, the Accepted Funds are:

BlackRock Global Allocation V.I. Fund	Voya Retirement Moderate Portfolio
Voya Global Perspectives® Portfolio	Voya Retirement Moderate Growth Portfolio
Voya Government Liquid Assets Portfolio	VY® Invesco Equity and Income Portfolio
Voya Retirement Conservative Portfolio	VY® T. Rowe Price Capital Appreciation Portfolio
Voya Retirement Growth Portfolio	Fixed Interest Allocation

For MGIB, Voya LifePay, Voya Joint LifePay, Voya LifePay Plus and Voya Joint LifePay Plus riders purchased before January 12, 2009, the following are additional Accepted Funds:

Voya Global Equity Portfolio
Voya Solution Moderately Aggressive Portfolio

Currently, the Accepted Funds for the Income Optimizer are:

BlackRock Global Allocation V.I. Fund	Voya Retirement Moderate Portfolio
Voya Government Liquid Assets Portfolio	VY® Invesco Equity and Income Portfolio
Voya Retirement Conservative Portfolio	Fixed Interest Allocation
Voya Retirement Moderate Growth Portfolio	

Fixed Allocation Funds. Currently, the Fixed Allocation Funds are:

Voya Intermediate Bond Portfolio
Voya U.S. Bond Index Portfolio
VY® BlackRock Inflation Protected Bond Portfolio

STATEMENT OF ADDITIONAL INFORMATION

Introduction

Description of Voya Insurance and Annuity Company

Separate Account B of Voya Insurance and Annuity Company

Safekeeping of Assets

Experts

Distribution of Contracts

Published Ratings

Accumulation Unit Value

Performance Information

Other Information

Condensed Financial Information (Accumulation Unit Values)

Financial Statements of Voya Insurance and Annuity Company

Financial Statements of Separate Account B of Voya Insurance and Annuity Company

Please tear off, complete and return the form below to order a free Statement of Additional Information for the Contracts offered under the prospectus. Send the form to Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271.

_ _

PLEASE SEND ME A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT B, VOYA GOLDENSELECT ESII®, 333-28679.

Please Print or Type:

_____

Name

_____

Street Address

_____

City, State, Zip

05/01/2018

_ _

VOYA GOLDENSELECT GENERATIONS®

A DEFERRED COMBINATION VARIABLE AND FIXED ANNUITY CONTRACT

issued by

Voya Insurance and Annuity Company

and its

Separate Account B

Supplement dated May 1, 2018

This supplement updates and amends certain information contained in your prospectus dated May 1, 2018. Please read it carefully and keep it with your prospectus for future reference.

NOTICE OF AND IMPORTANT INFORMATION ABOUT AN UPCOMING FUND REORGANIZATION

The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the Voya Multi-Manager Large Cap Core Portfolio.

On March 15, 2018, the Board of Trustees of Voya Investors Trust approved a proposal to reorganize the Voya Multi-Manager Large Cap Core Portfolio (the "Reogranization"). Subject to shareholder approval, effective after the close of business on or about August 24, 2018 (the "Reorganization Date"), Class S shares of the Voya Multi-Manager Large Cap Core Portfolio (the "Merging Fund") will reorganize with and into Class S shares of the Voya Index Plus LargeCap Portfolio (the "Surviving Fund").

If shareholders of the Merging Fund approve the Reorganization, from the close of business on August 10, 2018, through the close of business on August 24, 2018, the Merging Fund will be in a "transition period" during which time a transition manager will sell all or most of its assets and the transition manager may hold a large portion of the Merging Fund's assets in temporary investments. During this time, the Merging Fund may not be pursuing its investment objective and strategies and limitations on permissible investments and investment restrictions will not apply. The sales and purchases of securities during the transition period are expected to result in buy and sell transactions and such transactions may be made at a disadvantageous time.

Voluntary Transfers Before the Reorganization Date. Prior to the Reorganization Date and for 30 days thereafter, you may transfer amounts allocated to the subaccount that invests in the Merging Fund to any other available subaccount or to any available fixed account. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. **See the "TRANSFERS AMONG YOUR INVESTMENTS (EXCESSIVE TRADING POLICY)" section beginning on page 49 of your Contract prospectus for information about making subaccount transfers, including applicable restrictions and limits on transfers.**

On the Reorganization Date. The Surviving Fund is closed to new investors and to new investments by existing investors. On the Reorganization Date, your investment in the subaccount that invests in the Merging Fund will automatically become an investment in the subaccount that invests in the Surviving Fund with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation, and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation.

Automatic Fund Reallocation After the Reorganization Date. After the Reorganization Date, the Merging Fund will no longer be available through your Contract. Unless you provide us with alternative allocation instructions, after the Reorganization Date all allocations directed to the subaccount that invests in the Merging Fund will be automatically allocated to the subaccount that invests in the Surviving Fund. **See the "TRANSFERS AMONG YOUR INVESTMENTS (EXCESSIVE TRADING POLICY)" section beginning on page 49 of your Contract prospectus for information about making fund allocation changes.**

Allocation Instructions. You may give us alternative allocation instructions at any time by contacting Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271, (800) 366-0066.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your Contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting:


Customer Service
P.O. Box 9271
Des Moines, IA 50306-9271
(800) 366-0066


If you received a summary prospectus for any of the funds available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Voya Insurance and Annuity Company
  Separate Account B of Voya Insurance and Annuity Company

  Deferred Combination Variable and Fixed Annuity Prospectus

VOYA GOLDENSELECT GENERATIONS®

May 1, 2018

This prospectus describes Voya GoldenSelect Generations®, a group and individual deferred combination variable annuity Contract (the "Contract" or the "Contracts") offered for sale by Voya Insurance and Annuity Company ("VIAC," the "Company," "we," "us" or "our") through Account B (the "Separate Account"). The Contract was available in connection with certain retirement plans that qualified for special federal income tax treatment ("qualified Contracts") under the Internal Revenue Code of 1986, as amended (the "Tax Code"), as well as those that did not qualify for such treatment ("nonqualified Contracts"). As of October 6, 2008, we no longer offer this Contract for sale to new purchasers

The Contract provides a means for you to allocate your premium payments in one or more subaccounts, each of which invest in a single investment portfolio. You may also allocate premium payments to our Fixed Account with guaranteed interest periods. Your contract value will vary daily to reflect the investment performance of the investment portfolio(s) you select and any interest credited to your allocations in the Fixed Account. For Contracts sold in some states, not all Fixed Interest Allocations or subaccounts are available. The investment portfolios available under your Contract are listed on the next page.

You have a right to return a Contract within ten days after you receive it for a refund of the adjusted contract value (which may be more or less than the premium payments you paid), or if required by your state, the original amount of your premium payment. In no event does the Company retain any investment gain associated with a Contract that is free looked. Longer free look periods apply in some states and in certain situations. Your free look rights depend on the laws of the state in which you purchase the Contract.

Replacing an existing annuity with the Contract may not be beneficial to you. Your existing annuity may be subject to fees or penalties on surrender, and the Contract may have new charges.

This prospectus provides information that you should know before investing and should be kept for future reference. A Statement of Additional Information ("SAI"), dated May 1, 2018, has been filed with the Securities and Exchange Commission ("SEC"). It is available without charge upon request. To obtain a copy of this document, write to Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call (800) 366-0066, or access the SEC's website (www.sec.gov). When looking for information regarding the Contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 333-28679. The table of contents of the SAI is on the last page of this prospectus and the SAI is made part of this prospectus by reference.

The SEC has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Allocations to a subaccount investing in a fund, or an investment portfolio, are not bank deposits and are not insured or guaranteed by any bank or by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency. The Contract described in this prospectus is subject to investment risk, including the possible loss of the principal amount invested.

We pay compensation to broker/dealers whose registered representatives sell the Contract. See "OTHER CONTRACT PROVISIONS – *Selling the Contract*," for further information about the amount of compensation we pay.

The investment portfolios are listed on the next page.

Generations – GENE

The investment portfolios that comprise the subaccounts currently open and available to new premiums and transfers under your Contract are:

BlackRock Global Allocation V.I. Fund (Class III)	Voya Small Company Portfolio (Class S)
Voya Global Equity Portfolio (Class S)[*]	Voya Solution Moderately Aggressive Portfolio (Class S)[**]
Voya Global Perspectives® Portfolio (Class ADV)[**]	Voya U.S. Bond Index Portfolio (Class S)
Voya Government Liquid Assets Portfolio (Class S)	VY® Baron Growth Portfolio (Class S)
Voya Growth and Income Portfolio (Class ADV)	VY® Clarion Global Real Estate Portfolio (Class S)
Voya Intermediate Bond Portfolio (Class S)	VY® Columbia Contrarian Core Portfolio (Class S)
Voya International Index Portfolio (Class ADV)	VY® Columbia Small Cap Value II Portfolio (Class S)
Voya Large Cap Growth Portfolio (Class ADV)	VY® Franklin Income Portfolio (Class S)
Voya Large Cap Value Portfolio (Class S)	VY® Invesco Comstock Portfolio (Class S)
Voya MidCap Opportunities Portfolio (Class S)	VY® Invesco Equity and Income Portfolio (Class S2)
Voya Retirement Conservative Portfolio (Class ADV)[*, **]	VY® Invesco Growth and Income Portfolio (Class S)
Voya Retirement Growth Portfolio (Class ADV)[*, **]	VY® JPMorgan Emerging Markets Equity Portfolio (Class S)
Voya Retirement Moderate Growth Portfolio (Class ADV)[*, **]	VY® Morgan Stanley Global Franchise Portfolio (Class S)
Voya Retirement Moderate Portfolio (Class ADV)[*, **]	VY® Oppenheimer Global Portfolio (Class S)
Voya Russell™ Large Cap Growth Index Portfolio (Class S)	VY® T. Rowe Price Capital Appreciation Portfolio (Class S)
Voya Russell™ Large Cap Index Portfolio (Class S)	VY® T. Rowe Price Equity Income Portfolio (Class S)
Voya Russell™ Large Cap Value Index Portfolio (Class S)	VY® T. Rowe Price Growth Equity Portfolio (Class S)
Voya Russell™ Mid Cap Growth Index Portfolio (Class S)	VY® T. Rowe Price International Stock Portfolio (Class S)
Voya Russell™ Mid Cap Index Portfolio (Class S)	VY® Templeton Foreign Equity Portfolio (Class S)
Voya Russell™ Small Cap Index Portfolio (Class S)	VY® Templeton Global Growth Portfolio (Class S)

More information can be found in the appendices. See APPENDIX A for all subaccounts and valuation information. APPENDIX B highlights each investment portfolio's investment objective and adviser (and any subadviser), as well as indicates recent portfolio changes. If you received a summary prospectus for any of the underlying investment portfolios available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the portfolio's summary prospectus.

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[*] This fund employs a managed volatility strategy. **See the "*Funds With Managed Volatility Strategies*" section for more information about managed volatility funds.**

[**] This investment portfolio is structured as a "fund of funds." Funds offered in a "fund of funds" structure may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds to which they invest. **See 'THE FUNDS" section for more information.**

TABLE OF CONTENTS

	Page
INDEX OF SPECIAL TERMS	4
FEES AND EXPENSES	5
CONDENSED FINANCIAL INFORMATION	8
SEPARATE ACCOUNT B	9
VOYA INSURANCE AND ANNUITY COMPANY	9
THE FUNDS	10
CHARGES AND FEES	12
THE ANNUITY CONTRACT	17
LIVING BENEFIT RIDERS	25
WITHDRAWALS	46
TRANSFERS AMONG YOUR INVESTMENTS (EXCESSIVE TRADING POLICY)	49
DEATH BENEFIT CHOICES	53
THE ANNUITY OPTIONS	59
OTHER CONTRACT PROVISIONS	61
OTHER INFORMATION	64
FEDERAL TAX CONSIDERATIONS	65
APPENDIX A – Condensed Financial Information	A-1
APPENDIX B – The Investment Portfolios	B-1
APPENDIX C – Fixed Account II	C-1
APPENDIX D – Fixed Interest Division	D-1
APPENDIX E – Surrender Charge for Excess Withdrawals Example	E-1
APPENDIX F – Special Funds and Excluded Funds Examples	F-1
APPENDIX G – Examples of Minimum Guaranteed Income Benefit Calculations	G-1
APPENDIX H – Voya LifePay Plus and Voya Joint LifePay Plus Partial Withdrawal Amount Examples	H-1
APPENDIX I – Examples of Fixed Allocation Funds Automatic Rebalancing	I-1
APPENDIX J – Voya LifePay Plus and Voya Joint LifePay Plus	J-1
APPENDIX K – Voya LifePay and Voya Joint LifePay	K-1
APPENDIX L – Minimum Guaranteed Withdrawal Benefit	L-1
APPENDIX M – State Variations	M-1
APPENDIX N – Accepted Funds and Fixed Allocation Funds for Living Benefit Riders	N-1
STATEMENT OF ADDITIONAL INFORMATION	Back Cover

INDEX OF SPECIAL TERMS

The following special terms are used throughout this prospectus. Refer to the page(s) listed for an explanation of each term:

Special Term	Page
Accumulation Unit	8
Annuitant	18
Annuity Start Date	18
Cash Surrender Value	23
Claim Date	53
Contract Date	18
Contract Owner	18
Contract Value	23
Contract Year	18
Covered Fund	11
Earnings Multiplier Benefit	57
Excluded Fund	11
Fixed Account	24
Fixed Interest Allocation	24
Fixed Interest Division	24
Free Withdrawal Amount	13
Market Value Adjustment	C-2
Max 7 Enhanced Death Benefit	56
Net Investment Factor	8
Quarterly Ratchet	33
Quarterly Ratchet Enhanced Death Benefit	55
Restricted Fund	11
Rider Date	25
7% Solution Death Benefit Element	56
Special Fund	11
Standard Death Benefit	54
Net Rate of Return	8
Voya LifePay Plus Base	32

The following terms as used in this prospectus have the same or substituted meanings as the corresponding terms currently used in the Contract:

Term Used in This Prospectus	Corresponding Term Used in the Contract
Accumulation Unit Value	Index of Investment Experience
Annuity Start Date	Annuity Commencement Date
Contract Owner	Owner or Certificate Owner
Contract Value	Accumulation Value
Transfer Charge	Excess Allocation Charge
Fixed Interest Allocation	Fixed Allocation
Free Look Period	Right to Examine Period
Guaranteed Interest Period	Guarantee Period
Subaccount(s)	Division(s)
Net Investment Factor	Experience Factor
Regular Withdrawals	Conventional Partial Withdrawals
Withdrawals	Partial Withdrawals

FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. **For more information about the fees and expenses, please see the "CHARGES AND FEES" section later in this prospectus.**

The first table describes the charges that you will pay at the time that you buy the Contract, surrender the Contract or transfer contract value between investment options. State premium taxes may also be deducted.

Contract Owner Transaction Expenses[1]

Surrender Charge:

Complete Years Elapsed Since Premium Payment	0	1	2	3	4	5	6	7	8+
Surrender Charge (as a percentage of Premium Payment withdrawn)	8%	7%	6%	5%	4%	3%	2%	1%	0%

Transfer Charge...$25 per transfer, currently zero

Premium Tax[2]...0% to 3.5%

Overnight Charge[3]...$20

The next table describes the charges that you could pay periodically during the time that you own the Contract, not including fund fees and expenses.

Periodic Fees and Charges

Annual Contract Administrative Charge[4] $30
(We waive this charge if the total of your premium payments is $100,000 or more, or if your contract value at the end of a contract year is $100,000 or more.)

Separate Account Annual Charges:
Contract without any of the optional riders that may be available

	Standard Death Benefit	Quarterly Ratchet Enhanced Death Benefit	Max 7 Enhanced Death Benefit
Mortality & Expense Risk Charge[5]	1.25%	1.55%	1.80%
Asset-Based Administrative Charge	0.15%	0.15%	0.15%
Total[6]	1.40%	1.70%	1.95%

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[1] If you invested in a Fixed Interest Allocation, a Market Value Adjustment may apply to certain transactions. This may increase or decrease your contract value and/or your transfer or surrender amount.

[2] Any premium tax is deducted from the contract value.

[3] You may choose to have this charge deducted from the net amount of a withdrawal you would like sent to you by overnight delivery service.

[4] We deduct this charge on each contract anniversary and upon surrender.

[5] For Contracts with the Quarterly Ratchet Enhanced Death Benefit purchased before April 28, 2008, the Mortality and Expense Charge is 1.50%.

[6] These charges are as a percentage of average contract value in each subaccount. These annual charges are deducted daily.

The following tables show the charges for the optional riders currently available with the Contract. These charges would be in addition to the Separate Account Annual Charges noted above. In addition to the Earnings Multiplier Benefit rider, you may add only one of the three living benefit riders, namely the Minimum Guaranteed Income Benefit; Voya LifePay Plus Minimum Guaranteed Withdrawal Benefit; and Voya Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit. **For more information about which one may be right for you, please see "LIVING BENEFIT RIDERS." For more information about the charges for the optional riders, please see "CHARGES AND FEES –** *Optional Rider Charges***."**

Optional Rider Charges[7]

Earnings Multiplier Benefit rider:

As an Annual Charge – Currently (Charge Deducted Quarterly)	Maximum Annual Charge
0.30% of contract value	0.30% of contract value

Minimum Guaranteed Income Benefit rider:[8]

As an Annual Charge – Currently (Charge Deducted Quarterly)	Maximum Annual Charge
0.75% of the MGIB Charge Base	1.50% of the MGIB Charge Base

Voya LifePay Plus Minimum Guaranteed Withdrawal Benefit rider:[9]

As an Annual Charge – Currently (Charge Deducted Quarterly)	Maximum Annual Charge
0.85% of the Voya LifePay Plus Base	1.30% of the Voya LifePay Plus Base

Voya Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit rider:[10]

As an Annual Charge – Currently (Charge Deducted Quarterly)	Maximum Annual Charge
1.05% of the Voya LifePay Plus Base	1.50% of the Voya LifePay Plus Base

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[7] Optional rider charges are, expressed as a percentage, rounded to the nearest hundredth of one percent. The basis for an optional rider charge is sometimes a charge base, benefit base or contract value, as applicable. Optional rider charges are deducted from the contract value in your subaccount allocations (and/or your Fixed Interest Allocations if there is insufficient contract value in the subaccounts).

[8] **For more information about how the MGIB Charge Base is determined, please see "LIVING BENEFIT RIDERS –** *Minimum Guaranteed Income Benefit Rider (the "MGIB rider")* **– Rider Charge."**

[9] The Voya LifePay Plus Base is calculated based on premium, if this rider is elected at contract issue. The Voya LifePay Plus Base is calculated based on contract value, if this rider is added after contract issue. The current annual charge is 0.75% if the rider was purchased after April 28, 2008, and before January 12, 2009. The charge for this rider can increase upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins, subject to the maximum charge. We promise not to increase the charge for your first five contract years. Before January 12, 2009, we reserve the right to increase the charge for the Voya LifePay Plus rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins**. For more information about the Voya LifePay Plus Base and Quarterly Ratchet, please see "CHARGES AND FEES –** *Optional Rider Charges* **– Voya LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya LifePay Plus") Rider Charge" and "LIVING BENEFIT RIDERS –** *Voya LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya LifePay Plus") Rider* **– Quarterly Ratchet." For riders purchased before April 28, 2008, see APPENDIX J for more information about rider charges.**

[10] The Voya Joint LifePay Plus Base is calculated based on premium, if this rider is elected at contract issue. The Voya Joint LifePay Plus Base is calculated based on contract value, if this rider is added after contract issue. The current annual charge is 0.95% if this rider was purchased after April 28, 2008, and before January 12, 2009. The charge for this rider can increase upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins, subject to the maximum charge. We promise not to increase the charge for your first five contract years. Before January 12, 2009, we reserve the right to increase the charge for the Voya Joint LifePay Plus rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins. **For more information about the Voya Joint LifePay Plus Base and Quarterly Ratchet, please see "CHARGES AND FEES –** *Optional Rider Charges* **– Voya Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya Joint LifePay Plus") Rider Charge" and "LIVING BENEFIT RIDERS –** *Voya Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya Joint LifePay Plus") Rider* **– Quarterly Ratchet." For riders purchased before April 28, 2008, see APPENDIX J for more information about rider charges.**

The next item shows the minimum and maximum total annual fund operating expenses that you may pay periodically during the time that you own the Contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. Expenses of the funds may be higher or lower in the future. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

Total Annual Fund Operating Expenses	Minimum	Maximum
(expenses that are deducted from fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses):[11]	0.54%	1.51%

Examples

These examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts.

The examples assume that you invest $10,000 in the Contract for the time periods indicated. The costs reflected are the **maximum** charges for the Contract with the Max 7 Enhanced Death Benefit and the most expensive combination of riders possible: Earnings Multiplier Benefit and Voya Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit. The examples also assume that your investment has a 5% return each year, and assume the **maximum** fund fees and expenses. Excluded are premium taxes and any transfer charges.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Example 1: If you surrender or annuitize your Contract at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$1,327	$2,203	$3,109	$5,583
Example 2: If you do *not* surrender your Contract:			
1 year	3 years	5 years	10 years
$527	$1,603	$2,709	$5,583

Compensation is paid for the sale of the Contracts. **For information about this compensation, see "OTHER CONTRACT PROVISIONS – *Selling the Contract*."**

Fees Deducted by the Funds

Fund Fee Information. The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. Fund fees are one factor that impacts the value of a fund share. Please refer to the fund prospectuses for more information and to learn more about additional factors.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. **Please see "CHARGES AND FEES – *Fund Expenses*" for more information.**

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[11] No fund currently charges a redemption fee. **For more information about redemption fees, please see "CHARGES AND FEES – *Charges Deducted From the Contract Value* – Redemption Fees."**

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the affiliated investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. **Please see "CHARGES AND FEES – *Fund Expenses*" for more information.**

How Fees are Deducted. Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

CONDENSED FINANCIAL INFORMATION

Accumulation Unit

We use accumulation units to calculate the value of a Contract. Each subaccount of Separate Account B has its own accumulation unit value. The accumulation units are valued each business day that the New York Stock Exchange is open for trading. Their values may increase or decrease from day to day according to a Net Investment Factor, which is primarily based on the investment performance of the applicable investment portfolio. Shares in the investment portfolios are valued at their net asset value.

Tables showing the accumulation unit value history of each subaccount of Separate Account B available for investment under the Contract and the total investment value history of each such subaccount for a Contract with the lowest and highest combination of asset-based charges are presented in **APPENDIX A**. The numbers show the year-end unit values of each subaccount from the time premium payments were first received in the subaccounts under the Contract. Complete information is available in the SAI.

The Net Investment Factor

The Net Investment Factor is an index number that reflects certain charges under the Contract and the investment performance of the subaccount. The Net Investment Factor is calculated for each subaccount as follows:
1) We take the net asset value of the subaccount at the end of each business day;
2) We add to 1) the amount of any dividend or capital gains distribution declared for the subaccount and reinvested in such subaccount. We subtract from that amount a charge for our taxes, if any;
3) We divide 2) by the net asset value of the subaccount at the end of the preceding business day; and
4) We then subtract the applicable daily charges from the subaccount: the mortality and expense risk charge; the asset-based administrative charge; and any optional rider charges.

Calculations for the subaccounts are made on a per share basis.

The Net Rate of Return equals the Net Investment Factor minus one.

Financial Statements

The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Separate Account B and the financial statements and the related notes to financial statements for Voya Insurance and Annuity Company are included in the SAI.

SEPARATE ACCOUNT B

Separate Account B was established as a separate account of the Company on July 14, 1988. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). Separate Account B is a separate investment account used for our variable annuity contracts. We own all the assets in Separate Account B but such assets are kept separate from our other accounts.

Separate Account B is divided into subaccounts. Each subaccount invests exclusively in shares of one investment portfolio of a fund. Each investment portfolio has its own distinct investment objectives and policies. Income, gains and losses, whether or not realized, of an investment portfolio are credited to or charged against the corresponding subaccount of Separate Account B without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity contracts supported by Separate Account B. If the assets in Separate Account B exceed the required reserves and other liabilities, we may transfer the excess to our general account. When we deduct the fees we charge for the Contract, these would constitute excess assets that we would transfer to the general account. We are obligated to pay all benefits and make all payments provided under the Contracts, and will keep the Separate Account fully funded to cover such liabilities.

The other variable annuity contracts that invest in Separate Account B are not discussed in this prospectus. Separate Account B may also invest in other investment portfolios which are not available under your Contract. Under certain circumstances, we may make certain changes to the subaccounts. **For more information, see "THE ANNUITY CONTRACT –** *Addition, Deletion, or Substitution of Subaccounts and Other Change***s."**

VOYA INSURANCE AND ANNUITY COMPANY

We are an Iowa stock life insurance company, which was originally organized in 1973 under the insurance laws of Minnesota. Prior to September 1, 2014, we were known as ING USA Annuity and Life Insurance Company. Prior to January 1, 2004, we were known as Golden American Life Insurance Company. We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013, the common stock of Voya began trading on the NYSE under the symbol "VOYA."

We are authorized to sell insurance and annuities in all states, except New York, and the District of Columbia. Although we are a subsidiary of Voya, Voya is not responsible for the obligations under the Contract. The obligations under the Contract are solely our responsibility.

We are engaged in the business of issuing insurance and annuities. Our principal office is located at 699 Walnut Street, Suite 1350, Des Moines, Iowa 50309-3942.

On December 20, 2017, Voya, entered into a Master Transaction Agreement (the "Agreement") with VA Capital Company LLC, a newly formed Delaware limited liability company ("VA Capital"), and Athene Holding Ltd., a Bermuda limited company, pursuant to which VA Capital's wholly-owned subsidiary Venerable Holdings Inc. will acquire all of the shares of the capital stock of the Company and all of the membership interests of Directed Services LLC, our affiliate and the principal underwriter and distributor of the Contract as well as for our other variable contracts. The transaction will result in Voya's disposition of substantially all of its variable annuity and fixed and fixed indexed annuity businesses and related assets. The transaction is expected to close in the second or third quarters of 2018. The consummation of the closing under the Agreement is subject to conditions specified in the Agreement, including the receipt of required regulatory approvals. **The transaction will NOT change the terms, features and benefits of your Contract.**

Product Regulation. Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. Specifically, U.S. federal income tax law imposes requirements relating to nonqualified annuity product design, administration, and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. **See "FEDERAL TAX CONSIDERATIONS" for further discussion of some of these requirements**. Failure to administer certain nonqualified Contract features (for example, contractual annuity start dates in nonqualified annuities) could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties, unanticipated remediation, or other claims and costs.

THE FUNDS

You will find more detailed information about the funds, or investment portfolios, currently available under your Contract in "APPENDIX B – *The Investment Portfolios***." Please refer to the fund prospectuses for additional information and read them carefully before investing. Fund prospectuses may be obtained, free of charge, by calling Customer Service at (800) 366-0066, by accessing the SEC's website or by contacting the SEC Public Reference Branch.**

Selection of Underlying Funds

The underlying funds available through the Contract described in this prospectus are determined by the Company. When determining which underlying funds to make available, we may consider various factors, including, but not limited to, asset class coverage, the alignment of the investment objectives of an underlying fund with our hedging strategy, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying fund or its service providers (e.g., the investment adviser or subadvisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing and support services, or whether affiliates of the fund can provide marketing and distribution support for sales of the Contracts. **(For additional information on these arrangements, see "Revenue from the Funds.")** We review the funds periodically and may, subject to certain limits or restrictions, remove a fund or limit its availability to new investment if we determine that a fund no longer satisfies one or more of the selection criteria and/or if the fund has not attracted significant allocations under the Contracts. We have included certain of the funds at least in part because they are managed or subadvised by our affiliates.

We do not recommend or endorse any particular fund and we do not provide investment advice.

Fund of Funds

Certain funds are designated as "fund of funds." Funds offered in a fund of funds structure may have higher fees and expenses than a fund that invests directly in debt and equity securities. Consult with your investment professional to determine if the investment portfolios may be suited to your financial needs, investment time horizon and risk comfort level. You should periodically review these factors to determine if you need to change your investment strategy.

Funds With Managed Volatility Strategies

As described in more detail in the fund prospectuses, certain funds employ a managed volatility strategy that is intended to reduce the fund's overall volatility and downside risk, and to help us manage the risks associated with providing certain guarantees under the Contract. During rising markets, the hedging strategies employed to manage volatility could result in your contract value rising less than would have been the case if you had been invested in a fund with substantially similar investment objectives, policies and strategies that does not utilize a volatility management strategy. In addition, the cost of these hedging strategies may have a negative impact on investment performance. On the other hand, investing in funds with a managed volatility strategy may be helpful in a declining market with higher market volatility because the hedging strategy will reduce your equity exposure in such circumstances. In such cases, your contract value may decline less than would have been the case if you had not invested in funds with a managed volatility strategy. There is no guarantee that a managed volatility strategy can achieve or maintain the fund's optimal risk targets, and the fund may not perform as expected. Funds that employ a managed volatility strategy are identified in the list of the available investment portfolios found on page 2.

Possible Conflicts of Interest

If, due to differences in tax treatment or other considerations, the interests of contract owners of various contracts participating in the funds conflict, we, the Boards of Trustees or Directors of the funds, and any other insurance companies participating in the funds will monitor events to identify and resolve any material conflicts that may arise.

Restricted Funds

We may, with 30 days' notice to you, designate any investment option as a Restricted Fund and limit the amount you may allocate or transfer to a Restricted Fund. We may also change the limitations on existing contracts with respect to new premiums added to investment portfolios and with respect to new transfers to investment portfolios. We may establish any limitations, at our discretion, as a percentage of premium or contract value, or as a specified dollar amount, and change the limitation at any time. Currently, we have not designated any investment option as a Restricted Fund. If we designate an investment option as a Restricted Fund or set applicable limitations, such change will apply only to transactions made after the designation.

We limit your investment in the Restricted Funds on an aggregate basis for all Restricted Funds and for each individual Restricted Fund. Currently, we limit an investment in Restricted Funds to the following limitations: (1) no more than $999,999,999; and (2) no more than 30 percent of contract value. We may change these limits, in our discretion, for new contracts, premiums, transfers or withdrawals.

We monitor the aggregate and individual limits on investments in Restricted Funds for each transaction (e.g. premium payments, reallocations, withdrawals, dollar cost averaging). If the contract value in the Restricted Funds has increased beyond the applicable limit due to market growth, we will not require the reallocation or withdrawal of contract value from the Restricted Funds. However, if the contract value in the Restricted Funds exceed the aggregate limit, if you take a withdrawal, it must come from either the Restricted Funds or proportionally from all investment options in which contract value is allocated, so that the percentage of contract value in the Restricted Funds following the withdrawal is less than or equal to the percentage of contract value in the Restricted Funds prior to the withdrawal.

We will allocate, proportionally, the portion of any premium payment that exceeds the limits with a Restricted Fund to your other investment option choices not designated as Restricted Funds, or to a specially designated subaccount if there are none (currently, the Voya Government Liquid Assets Portfolio), unless you instruct us otherwise.

We will not permit a transfer to the Restricted Funds if it would increase the contract value in the Restricted Fund or in all Restricted Funds to more than the applicable limits set forth above. If the total amount of your requested transfer exceeds the applicable limits, we will inform your financial representative or you that we will not process any part of the transfer and that new instructions will be required. We will not limit transfers from Restricted Funds. If the multiple reallocations lower the percentage of total contract value in Restricted Funds, we will permit the reallocation even if the percentage of contract value in a Restricted Fund is greater than its limit.

Please see "WITHDRAWALS" and "TRANSFERS AMONG YOUR INVESTMENTS (EXCESSIVE TRADING POLICY)" in this prospectus for more information the effect of Restricted Funds.

Covered Funds, Special Funds and Excluded Funds

For purposes of determining death benefits and benefits under the living benefit riders (but not the earnings multiplier benefit rider), we assign the investment options to one of three categories of funds. The categories are:
- Covered Funds;
- Special Funds; and
- Excluded Funds.

Allocations to Covered Funds participate fully in all guaranteed benefits. Allocations to Special Funds could affect the death benefit and/or optional benefit rider guarantee that may otherwise be provided. Allocations to Excluded Funds do not participate in any guaranteed benefits, due to their potential for volatility. **No investment options are currently designated as Excluded Funds.**

Designation of investment options under these categories may vary by benefit. For example, we may designate an investment option a Special Fund for purposes of calculating a benefit under an optional benefit rider, but not a death benefit, or for calculating one death benefit and not another. We may, with 30 days' notice to you, designate any investment option as a Special or Excluded Fund with respect to new premiums added to such investment option and also with respect to new transfers to such investment option. **For more information about these categories of funds with a death benefit, please see "DEATH BENEFIT CHOICES –** *Death Benefit During the Accumulation Phase*" **and APPENDIX F for examples. These categories of funds also apply to the Minimum Guaranteed Income Benefit rider. Please see "LIVING BENEFIT RIDERS –** *Minimum Guaranteed Income Benefit Rider (the "MGIB rider")*" **for more information.**

CHARGES AND FEES

We deduct the contract charges described below to compensate us for our costs and expenses, services provided and risks assumed under the Contracts. We incur certain costs and expenses for distributing and administering the Contracts, including compensation and expenses paid in connection with sales of the Contracts, for paying the benefits payable under the Contracts and for bearing various risks associated with the Contracts. Some of the charges are for optional riders, so they are only deducted if you elect to purchase the rider. The amount of a Contract charge will not always correspond to the actual costs associated with the charge. For example, the surrender charge collected may not fully cover all of the distribution expenses incurred by us with the service or benefits provided. We expect to profit from the charges, including the mortality and expense risk charge and rider and benefit charges, and we may use such profits to finance the distribution of Contracts.

Charge Deduction Subaccount

You may elect to have all charges, except daily charges, against your contract value deducted directly from a single subaccount designated by the Company. Currently we use the Voya Government Liquid Assets Portfolio for this purpose. If you do not elect this option, or if the amount of the charges is greater than the amount in the designated subaccount, we will deduct the charges as discussed below. You may cancel this option at any time by sending notice to Customer Service in a form satisfactory to us.

Charges Deducted from the Contract Value

We deduct the following charges from your contract value:

Surrender Charge. We will deduct a contingent deferred sales charge (a "surrender charge") if you surrender your Contract or if you take a withdrawal in excess of the Free Withdrawal Amount during the eight-year period from the date we receive and accept a premium payment. We base the surrender charge on a percentage of each premium payment withdrawn. The surrender charge is based on the amount requested for withdrawal. The surrender charge is deducted from the contract value remaining after you have received the amount requested for withdrawal. This charge is intended to cover sales expenses that we have incurred. We may reduce or waive the surrender charge in certain situations. We will never charge more than the maximum surrender charges. The percentage of premium payments deducted at the time of surrender or excess withdrawal depends on the number of complete years that have elapsed since that premium payment was made. We determine the surrender charge as a percentage of each premium payment as follows:

Complete Years Elapsed Since Premium Payment	0	1	2	3	4	5	6	7	8+
Surrender Charge (as a percentage of Premium Payment withdrawn)	8%	7%	6%	5%	4%	3%	2%	1%	0%

Waiver of Surrender Charge for Extended Medical Care or Terminal Illness. We will waive the surrender charge in most states in the following events: (1) you begin receiving qualified extended medical care on or after the first contract anniversary for at least 45 days during a 60-day period and we receive your request for the surrender or withdrawal, together with all required documentation at Customer Service during the term of your care or within 90 days after the last day of your care; or (2) you are first diagnosed by a qualified medical professional, on or after the first contract anniversary, as having a qualifying terminal illness. We have the right to require an examination by a physician of our choice. If we require such an examination, we will pay for it. You are required to send us satisfactory written proof of illness. See your Contract for more information. The waiver of surrender charge may not be available in all states.

Free Withdrawal Amount. The Free Withdrawal Amount is the total of (1) your cumulative earnings (which is your contract value less premium payments received and prior withdrawals); and (2) 10% of premium payments not previously withdrawn received within eight years prior to the date of the withdrawal.

Surrender Charge for Excess Withdrawals. We will deduct a surrender charge for excess withdrawals, which may include a withdrawal you make to satisfy required minimum distribution requirements under the Tax Code. We consider a withdrawal to be an excess withdrawal when the amount you withdraw in any contract year exceeds the Free Withdrawal Amount. When you are receiving systematic withdrawals, any combination of regular withdrawals taken and any systematic withdrawals taken will be included in determining the amount of the excess withdrawal. In other words, if any single withdrawal or sum of withdrawals exceeds the Free Withdrawal Amount, then you will incur a surrender charge on the excess amount, no matter that the withdrawal is a regular withdrawal or a systematic withdrawal. Premium taxes may also apply. We will deduct such charges from the contract value in proportion to the contract value in each subaccount or Fixed Interest Allocation from which the excess withdrawal was taken. In instances where the excess withdrawal equals the entire contract value in such subaccounts or Fixed Interest Allocations, we will deduct charges proportionally from all other subaccounts and Fixed Interest Allocations in which you are invested. **Any withdrawal from a Fixed Interest Allocation more than 30 days before its maturity date will trigger a Market Value Adjustment. See APPENDIX C for more information.**

For the purpose of calculating the surrender charge for an excess withdrawal: (1) we treat premiums as being withdrawn on a first-in, first-out basis; and (2) amounts withdrawn which are not considered an excess withdrawal are not considered a withdrawal of any premium payments. We have included an example of how this works in **APPENDIX E**. Although we treat premium payments as being withdrawn before earnings for purpose of calculating the surrender charge for excess withdrawals, the federal tax law treats earnings as withdrawn first.

Premium Taxes. We may charge for state and local premium taxes depending on your state of residence. These taxes can range from 0% to 3.5% of the premium payment. We have the right to change this amount to conform with changes in the law or if you change your state of residence.

We deduct the premium tax from your contract value or in the case of a living benefit rider, the benefit base (e.g., MGIB Charge Base), if exercised on the annuity start date. However, some jurisdictions impose a premium tax at the time initial and additional premiums are paid, regardless of when the annuity payments begin. In those states we may defer collection of the premium taxes from your contract value and deduct it when you surrender the Contract, when you take an excess withdrawal or on the annuity start date.

Transfer Charge. We currently do not deduct any charges for transfers made during a contract year. We have the right, however, to assess up to $25 for each transfer after the twelfth transfer in a contract year. The charge will not apply to any transfers due to the election of dollar cost averaging or automatic rebalancing.

Redemption Fees. If applicable, we may deduct the amount of any redemption fees imposed by the underlying portfolios as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your contract value. **For a more complete description of the fund's fees and expenses, review each fund's prospectus.**

Overnight Charge. You may choose to have the $20 charge for overnight delivery deducted from the net amount of withdrawal you would like sent to you by overnight delivery service.

Administrative Charge. We deduct an annual administrative charge on each contract anniversary. If you surrender your Contract prior to a contract anniversary, we deduct an administrative charge when we determine the cash surrender value payable to you. The charge is $30 per Contract. We waive this charge if your contract value is $100,000 or more at the end of a contract year or the total of your premium payments is $100,000 or more or under other conditions established by VIAC. We deduct the charge proportionally from all subaccounts in which you are invested. If there is no contract value in those subaccounts, we will deduct the charge from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until the charge has been paid.

Charges Deducted from the Subaccounts

Mortality and Expense Risk Charge. The amount of the mortality and expense risk charge depends on the death benefit you have elected. The charge is deducted on each business day and is a percentage of average daily assets based on the assets you have in each subaccount. The mortality and expense risk charge compensates the Company for death benefit and annuitization risks and the risk that expense charges will not cover actual expenses. If there are any profits from the mortality and expense risk charge, we may use such profits to finance the distribution of the Contract.

Standard Death Benefit	Quarterly Ratchet Enhanced Death Benefit	Max 7 Enhanced Death Benefit
Annual Charge 1.25%	Annual Charge 1.55%	Annual Charge 1.80%

For Contracts with the Quarterly Ratchet Enhanced Death Benefit purchased before April 28, 2008, the Mortality and Expense Risk Charge is 1.50%.

Asset-Based Administrative Charge. The amount of the asset-based administrative charge, on an annual basis, is equal to 0.15% of the assets you have in each subaccount. We deduct the charge on each business day at a rate of 0.0004% of average daily assets based on the assets you have in each subaccount.

Optional Rider Charges

Some features and benefits of the Contract are available by rider for an additional charge. Availability is subject to state approval and sometimes broker/dealer approval. Once elected, a rider cannot be canceled independently of the Contract. Below is information about the charge for a rider. Riders are expressed as a percentage, rounded to the nearest hundredth of the one percent. Riders are subject to conditions and limitations. **For more information about how the Earnings Multiplier Benefit rider works, including the conditions and limitations, please see "DEATH BENEFIT CHOICES –** *Death Benefit During the Accumulation Phase* **– Earnings Multiplier Benefit Rider." For more information about how each living benefit rider works, including the defined terms used in connection with the riders, as well as the conditions and limitations, please see "LIVING BENEFIT RIDERS."**

Earnings Multiplier Benefit Rider Charge. Subject to state availability, you may purchase the earnings multiplier benefit rider for a nonqualified Contract either at issue or on the next contract anniversary following the introduction of the benefit in your state, if later. So long as the rider is in effect, we will deduct a separate quarterly charge for the rider through a proportional reduction of the contract value of the subaccounts in which you are invested. If there is insufficient contract value in the subaccounts, we will deduct the charges from your Fixed Interest Allocations starting with the allocation nearest its maturity date. If that is insufficient, we will deduct the charge from the allocation next nearest its maturity date, and so on. We deduct the rider charge on each quarterly contract anniversary in arrears, meaning we deduct the first charge on the first quarterly anniversary following the rider date. If you surrender or annuitize your Contract, we will deduct a proportional portion of the charge for the current quarter based on the current contract value immediately prior to the surrender or annuitization. The quarterly charge for the earnings multiplier benefit rider is 0.08% (0.30% annually). **For a description of the rider, see "DEATH BENEFIT CHOICES –** *Death Benefit During the Accumulation Phase* **– Earnings Multiplier Benefit Rider."**

Minimum Guaranteed Income Benefit ("MGIB") Rider Charge. The charge for the MGIB rider, a living benefit, is deducted quarterly, and is a percentage of the MGIB Charge Base:

Maximum Annual Charge	Current Annual Charge
1.50%	0.75%

We deduct the quarterly charge in arrears from the subaccounts in which you are invested based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. The charge is deducted even if you decide never to exercise your right to annuitize under this rider. **For more information about how this rider works, including how the MGIB Charge Base is determined, please see "LIVING BENEFIT RIDERS –** *Minimum Guaranteed Income Benefit Rider (the "MGIB rider").*"

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. **For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see APPENDIX C.** We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

Voya LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya LifePay Plus") Rider Charge. The charge for the Voya LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
1.30%	85%

This quarterly charge is a percentage of the Voya LifePay Plus Base. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter following the rider effective date. If the rider is elected at contract issue, the rider effective date is the same as the contract date. If the rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date. The charge will be assessed proportionally when the rider is terminated. Charges will no longer be deducted once your rider enters the Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs when your contract value is reduced to zero and other conditions are met. We reserve the right to increase the charge for the Voya LifePay Plus rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of this rider, subject to the maximum annual charge. We promise not to increase the charge for your first five contract years. **For more information about how this rider works, please see "LIVING BENEFIT RIDERS – *Voya LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya LifePay Plus") Rider.*"**

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. **For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see APPENDIX C.**

> **Important Note:**
> *For Contracts issued on and after August 20, 2007, through April 28, 2008, **with** the Voya LifePay Plus rider, please see **APPENDIX J** for more information.*

Voya Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya Joint LifePay Plus") Rider Charge. The charge for the Voya Joint LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
1.50%	1.05%

This quarterly charge is a percentage of the Voya LifePay Plus Base. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter following the rider effective date. If the rider is elected at contract issue, the rider effective date is the same as the contract date. If the rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date. The charge will be assessed proportionally when the rider is terminated. Charges will no longer be deducted once your rider enters the Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs when your contract value is reduced to zero and other conditions are met. We reserve the right to increase the charge for the Voya Joint LifePay Plus rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of this rider, subject to the maximum annual charge. We promise not to increase the charge for your first five contract years. **For more information about how this rider works, please see "LIVING BENEFIT RIDERS – *Voya Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya Joint LifePay Plus") Rider.*"**

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. **For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see APPENDIX C.**

> **Important Note:**
> *For Contracts issued on and after August 20, 2007, through April 28, 2008, __with__ the Voya Joint LifePay Plus rider, please see* ***APPENDIX J*** *for more information.*

Fund Expenses

As shown in the fund prospectuses and described in the **"FEES AND EXPENSES – *Fees Deducted by the Funds*"** section of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds may deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.** You should evaluate the expenses associated with the funds available through this Contract before making a decision to invest.

Less expensive share classes of the funds offered through this Contract may be available for investment outside of this Contract. You should evaluate the expenses associated with the funds available through this Contract before making a decision to invest.

Revenue from the Funds

The Company or its affiliates may receive compensation from each of the funds or the funds' affiliates. This revenue may include:
- A share of the management fee;
- Service fees;
- For certain share classes, 12b-1 fees; and
- Additional payments (sometimes referred to as revenue sharing).

12b-1 fees are used to compensate the Company and its affiliates for distribution related activity. Service fees and additional payments (sometimes collectively referred to as sub-accounting fees) help compensate the Company and its affiliates for administrative, recordkeeping or other services that we provide to the funds or the funds' affiliates, such as:
- Communicating with customers about their fund holdings;
- Maintaining customer financial records;
- Processing changes in customer accounts and trade orders (e.g., purchase and redemption requests);
- Recordkeeping for customers, including subaccounting services;
- Answering customer inquiries about account status and purchase and redemption procedures;
- Providing account balances, account statements, tax documents and confirmations of transactions in a customer's account;
- Transmitting proxy statements, annual and semi-annual reports, fund prospectuses and other fund communications to customers; and
- Receiving, tabulating and transmitting proxies executed by customers.

The management fee, service fees and 12b-1 fees are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. Additional payments, which are not deducted from fund assets and may be paid out of the legitimate profits of fund advisers and/or other fund affiliates, do not increase, directly or indirectly, fund fees and expenses, and we may use these additional payments to finance distribution.

The amount of revenue the Company may receive from each of the funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the Contract. This revenue is one of several factors we consider when determining contract fees and expenses and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC, Voya Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the Company from affiliated funds may be based either on an annual percentage of average net assets held in the fund by the Company or a share of the fund's management fee.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the Contract rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The BlackRock Global Allocation V.I. Fund is the only unaffiliated fund currently open and available for investment through the Contract. We receive more revenue from affiliated funds than we do from this BlackRock V.I. Fund.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to, co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for personnel and opportunities to host due diligence meetings for representatives and wholesalers.

Please note that certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **For more information, please see "OTHER CONTRACT PROVISIONS –** *Selling the Contract***."**

THE ANNUITY CONTRACT

The Contract described in this prospectus is a deferred combination variable and fixed annuity contract. The Contract provides a means for you to invest in one or more of the available investment portfolios of the funds through Separate Account B. It also provides a means for you to invest in a Fixed Interest Allocation through the Fixed Account. **See APPENDIX C for more information the Fixed Interest Allocation and Fixed Account.** If you have any questions concerning this Contract, contact your registered representative or call Customer Service at (800) 366-0066.

Contract Date and Contract Year

The date the Contract became effective is the contract date. Each 12-month period following the contract date is a contract year.

Contract Owner

You are the contract owner. You have the rights and options described in the Contract. One or more persons may own the Contract. If there are multiple owners named, the age of the oldest owner will determine the applicable death benefit if such death benefit is available for multiple owners. In the event a selected death benefit is not available, the Standard Death Benefit will apply.

The death benefit becomes payable when you die. If the owner is a non-natural owner, the death benefit is payable upon the death of the annuitant. In the case of a sole contract owner who dies before the annuity start date, we will pay the beneficiary the death benefit then due. The sole contract owner's estate will be the beneficiary if no beneficiary has been designated or the beneficiary has predeceased the contract owner. In the case of a joint owner of the Contract dying before the annuity start date, we will designate the surviving contract owner as the beneficiary. This will override any previous beneficiary designation. **See "*Joint Owner*" below.**

Joint Owner

For nonqualified Contracts only, joint owners may be named in a written request before the Contract is in effect. Joint owners may independently exercise transfers and other transactions allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them. All rights of a joint owner end at death of that owner if the other joint owner survives. The entire interest of the deceased joint owner in the Contract will pass to the surviving joint owner and the death benefit will be payable. Joint owners may only select the Standard Death Benefit option. The Earnings Multiplier Benefit rider is not available when there are joint owners.

Any addition or deletion of a joint owner is treated as a change of owner, which may affect the amount of the death benefit. **See "Change of Contract Owner or Beneficiary" below.** Adding a joint owner to the Contract post issue with either the Quarterly Ratchet Enhanced Death Benefit or Max 7 Enhanced Death Benefit will cause that death benefit to end. If the older joint owner is attained age 85 or under, the Standard Death Benefit will apply. If the older joint owner is attained age 86 or over on the date of the ownership change, the death benefit will be the cash surrender value. The mortality and expense risk charge going forward will reflect the change in death benefit. If you elected the Earnings Multiplier Benefit rider, it will terminate if you add a joint owner after issue. Note that returning a Contract to single owner status will not restore either the Quarterly Ratchet Enhanced Death Benefit or Max 7 Enhanced Death Benefit, or the earnings multiplier benefit. Unless otherwise specified, the term "age" when used for joint owners shall mean the age of the oldest owner.

Annuity Start Date

The annuity start date is the date you start receiving annuity payments under your Contract. The Contract, like all deferred variable annuity contracts, has two phases: (1) the accumulation phase; and (2) the income phase. The accumulation phase is the period between the contract date and the annuity start date. The income phase begins when you start receiving regular annuity payments from your Contract on the annuity start date.

Annuitant

The annuitant is the person designated by you to be the measuring life in determining annuity payments. You are the annuitant unless you name another annuitant in the application. The annuitant's age determines when the income phase must begin and the amount of the annuity payments to be paid. The contract owner will receive the annuity benefits of the Contract if the annuitant is living on the annuity start date. You may not change the annuitant after the Contract is in effect except as described below.

If the contract owner is an individual, and the annuitant dies before the annuity start date and you have named a contingent annuitant, the contingent annuitant becomes the annuitant. If the annuitant dies before the annuity start date and there is no contingent annuitant, the contract owner will become the annuitant. In the event of joint owners, the youngest will be the contingent annuitant. The contract owner may designate a new annuitant within 60 days of the death of the annuitant. If the annuitant was the sole contract owner and there is no beneficiary designation, the annuitant's estate will be the beneficiary.

If the contract owner is not an individual, and the annuitant dies before the annuity start date, we will pay the designated beneficiary the death benefit then due. If a beneficiary has not been designated, or if there is no designated beneficiary living, the contract owner will be the beneficiary.

Regardless of whether a death benefit is payable, if the annuitant dies and any contract owner is not an individual, distribution rules under federal tax law will apply. You should consult your tax and/or legal adviser for more information if the contract owner is not an individual.

Beneficiary

The beneficiary is named by you in a written request. The beneficiary is the person who receives any death benefit proceeds. The beneficiary may become the successor contract owner if the contract owner, who is a spouse, dies before the income phase start date. We pay death benefits to the primary beneficiary (unless there are joint owners, in which case death proceeds are payable to the surviving owner(s)).

If the beneficiary dies before the annuitant or the contract owner, we pay the death benefit proceeds to the contingent beneficiary, if any. If there is no surviving beneficiary, we pay the death benefit proceeds to the contract owner's estate.

One or more persons may be a beneficiary or contingent beneficiary. In the case of more than one beneficiary, we will assume any death benefit proceeds are to be paid in equal shares to the surviving beneficiaries, unless you indicate otherwise in writing.

Change of Contract Owner or Beneficiary

During the annuitant's lifetime, you may transfer ownership of a nonqualified Contract. A change in ownership may affect the amount of the death benefit, the guaranteed minimum death benefit and/or the death benefit option applied to the Contract, the amount of the earnings multiplier benefit, if applicable, and the continuation of any other optional rider that you have elected. The new owner's age, as of the date of the change, will be used as the basis for determining the applicable benefits and charges (the annuitant's age for non-natural owners). The new owner's death will determine when a death benefit is payable (the annuitant's death for non-natural owners).

If you have elected the Standard Death Benefit, the minimum guaranteed death benefit will continue if the new owner is age 85 or under on the date of the ownership change. For either the Quarterly Ratchet Enhanced Death Benefit or Max 7 Enhanced Death Benefit, the minimum guaranteed death benefit will continue if the new owner is age 75 or under on the date of the ownership change. For Contracts issued **before April 28, 2008**, the age is 79. The Quarterly Ratchet Enhanced Death Benefit or Max 7 Enhanced Death Benefit will end and the death benefit will become the Standard Death Benefit, however, whenever the new owner is age 76 to 85. For Contracts issued **before April 28, 2008**, the ages are 80 to 85. Then, for all death benefit options: (1) if the new owner's attained age is 86 or over on the date of the ownership change; or (2) if the new owner is not an individual (other than a trust for the benefit of the owner or annuitant), the death benefit will be the cash surrender value. Attained age is the age of the owner at the time the Contract is issued plus the number of full years elapsed since the contract date. The mortality and expense risk charge going forward will reflect the change in death benefit. Please note that once a death benefit has been changed due to a change in owner, a subsequent change to a younger owner will not restore either the Quarterly Ratchet Enhanced Death Benefit or Max 7 Enhanced Death Benefit.

If you have elected the earnings multiplier benefit rider, and the new owner is under age 76, the rider will continue. The benefit will be adjusted to reflect the attained age of the new owner as the issue age. We will use the Maximum Base and Benefit Base percentages in effect on the original rider date to calculate the benefit. If the new owner is age 76 or over, the rider will terminate. If you have not elected the earnings multiplier benefit rider, the new owner may not add the rider upon the change of ownership. If you have elected another optional rider, the rider will terminate upon a change of ownership.

An ownership change may cause a living benefit rider to terminate. Such depends on the rider and whether spousal continuation is allowed. **For more information about an ownership change with the MGIB rider, please see "LIVING BENEFIT RIDERS –** *Minimum Guaranteed Income Benefit (the "MGIB rider") Rider***." For more information with the Voya LifePay Plus rider, please see "LIVING BENEFIT RIDERS –** *Voya LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya LifePay Plus") Rider***." And for more information with the Voya Joint LifePay Plus rider, please see "LIVING BENEFIT RIDERS –** *Voya Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya Joint LifePay Plus") Rider***."**

A change of owner likely has tax consequences. **See "FEDERAL TAX CONSIDERATIONS" in this prospectus.**

You have the right to change beneficiaries during the annuitant's lifetime unless you have designated an irrevocable beneficiary. If you have designated an irrevocable beneficiary, you and the irrevocable beneficiary may have to act together to exercise some of the rights and options under the Contract. In the event of joint owners all must agree to change a beneficiary.

In the event of a death claim, we will honor the form of payment of the death benefit specified by the beneficiary to the extent permitted under Section 72(s) of the Tax Code. You may also restrict a beneficiary's right to elect an income phase payment option or receive a lump-sum payment. If so, such rights or options will not be available to the beneficiary.

All requests for changes must be in writing and submitted to Customer Service. Please date your requests. The change will be effective as of the day we receive the request. The change will not affect any payment made or action taken by us before recording the change.

Purchase and Availability of the Contract

We no longer offer the Contract for sale to new purchasers.

We will issue a Contract with the Standard Death Benefit SO LONG AS both the annuitant and the Contract owner are age 75 or younger at the time of application. We will issue a Contract with either the Quarterly Ratchet Enhanced Death Benefit or Max 7 Enhanced Death Benefit SO LONG AS both the annuitant and the Contract owner are age 79 or younger at the time of application AND you purchase the Voya LifePay Plus rider or Voya Joint LifePay Plus rider (or the version of the lifetime guaranteed withdrawal benefit rider available to you). Otherwise, the maximum issue age is 75 for a Contract with the Quarterly Ratchet Enhanced Death Benefit or Max 7 Enhanced Death Benefit. **Before April 28, 2008**, the maximum issue age was 79 for a Contract with either the Quarterly Ratchet Enhanced Death Benefit or Max 7 Enhanced Death Benefit.

The initial premium payment must be $5,000 or more ($1,500 for qualified Contracts). You may make additional payments of $100 or more ($50 for qualified Contracts) at any time after the free look period and up to the contract anniversary after your 85th birthday. Under certain circumstances, we may waive the minimum premium payment requirement. We may also change the minimum initial or additional premium requirements for certain group or sponsored arrangements. An initial or additional premium payment that would cause the contract value of all annuities that you maintain with us to exceed $1,500,000 requires our prior approval.

The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state tax brackets. You should not buy this Contract: (1) if you are looking for a short-term investment; (2) if you cannot risk getting back less money than you put in; or (3) if your assets are in a plan which provides for tax-deferral and you see no other reason to purchase this Contract. **When considering an investment in the Contract, you should consult with your investment professional about your financial goals, investment time horizon and risk tolerance.**

Replacing an existing insurance contract with this Contract may not be beneficial to you. Before purchasing the Contract, determine whether your existing contract will be subject to any fees or penalties upon surrender. Also, compare the fees, charges, coverage provisions and limitations, if any, of your existing contract with those of the Contract described in this prospectus.

IRAs and other qualified plans already have the tax-deferral feature found in this Contract. For an additional cost, the Contract provides other features and benefits including death benefits and the ability to receive a lifetime income. You should not purchase a qualified Contract unless you want these other features and benefits, taking into account their cost. **See "CHARGES AND FEES" in this prospectus. If you are considering an Enhanced Death Benefit Option and/or the Earnings Multiplier Benefit rider and your Contract will be an IRA, see "FEDERAL TAX CONSIDERATIONS – Tax Consequences of Living Benefits and Enhanced Death Benefits" in this prospectus.** If this Contract was issued as an IRA, no contributions may be made for the taxable year in which you attain age 70½.

Crediting of Premium Payments

We will process your initial premium within two business days after receipt and allocate the payment according to the instructions you specify at the accumulation unit value next determined, if the application and all information necessary for processing the Contract are complete. We will process subsequent premium payments within one business day if we receive all information necessary. In certain states we also accept initial and additional premium payments by wire order. Wire transmittals must be accompanied by sufficient electronically transmitted data. We may retain your initial premium payment for up to five business days while attempting to complete an incomplete application. If the application cannot be completed within this period, we will inform you of the reasons for the delay. We will also return the premium payment immediately unless you direct us to hold the premium payment until the application is completed. If you choose to have us hold the premium payment, it will be held in a non-interest bearing account.

If a subaccount is not available or requested in error, we will make inquiry about a replacement subaccount. If we are unable to reach you or your representative within five days, we will consider the application incomplete. Once the completed application is received, we will allocate the payment to the subaccounts of Separate Account B specified by you within two business days.

If your premium payment was transmitted by wire order from your broker/dealer, we will follow one of the following two procedures after we receive and accept the wire order and investment instructions. The procedure we follow depends on state availability and the procedures of your broker/dealer:

- If either your state or broker/dealer do not permit us to issue a Contract without an application, we reserve the right to rescind the Contract if we do not receive and accept a properly completed application or enrollment form within five days of the premium payment. If we do not receive the application or form within five days of the premium payment, we will refund the contract value plus any charges we deducted, and the Contract will be voided. Some states require that we return the premium paid; or
- If your state and broker/dealer allow us to issue a Contract without an application, we will issue and mail the Contract to you or your representative, together with a Contract Acknowledgement and Delivery Statement for your execution. Until Customer Service receives the executed Contract Acknowledgement and Delivery Statement, neither you nor the broker/dealer may execute any financial transactions on your Contract unless they are requested in writing by you. We may require additional information before complying with your request (e.g., signature guarantee).

We will ask about any missing information related to subsequent payments. We will allocate the subsequent payment(s) proportionally according to the current variable subaccount allocation unless you specify otherwise. Any fixed allocation(s) will not be considered in the proportional calculations. If a subaccount is no longer available (including due to a fund purchase restriction) or requested in error, we will allocate the subsequent payment(s) proportionally among the other subaccount(s) in your current allocation. For any subsequent premium payments, we will credit the payment designated for a subaccount of Separate Account B at the accumulation unit value next determined after receipt of your premium payment and instructions.

Once we allocate your premium payment to the subaccounts selected by you, we convert the premium payment into accumulation units. We divide the amount of the premium payment allocated to a particular subaccount by the value of an accumulation unit for the subaccount to determine the number of accumulation units of the subaccount to be held in Separate Account B with respect to your Contract. The net investment results of each subaccount vary with its investment performance.

In some states, we may require that an initial premium designated for a subaccount of Separate Account B or the Fixed Account be allocated to a subaccount specially designated by the Company (currently, the Voya Government Liquid Assets Portfolio) during the free look period. After the free look period, we will convert your contract value (your initial premium plus any earnings less any expenses) into accumulation units of the subaccounts you previously selected. The accumulation units will be allocated based on the accumulation unit value next computed for each subaccount. Initial premiums designated for Fixed Interest Allocations will be allocated to a Fixed Interest Allocation with the guaranteed interest period you have chosen; however, in the future we may allocate the premiums to the specially designated subaccount during the free look period.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000.00, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment and not issuing the Contract.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Unclaimed Property

Every state has some form of unclaimed property laws that impose varying legal and practical obligations on insurers and, indirectly, on Contract owners, insureds, beneficiaries and other payees of proceeds. Unclaimed property laws generally provide for escheatment to the state of unclaimed proceeds under various circumstances.

Contract owners are urged to keep their own, as well as their beneficiaries' and other payees', information up to date, including full names, postal and electronic media addresses, telephone numbers, dates of birth, and Social Security numbers. Such updates should be communicated to Customer Service in writing or by calling (800) 366-0066.

Cyber Security

Like others in our industry, we are subject to operational and information security risks resulting from "cyber-attacks," "hacking" or similar illegal or unauthorized intrusions into computer systems and networks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks. In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your contract value. For instance, cyber-attacks may interfere with our processing of Contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate accumulation unit values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying funds invest, which may cause the funds underlying your Contract to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your Contract that result from cyber-attacks or information security breaches in the future.

Administrative Procedures

We may accept a request for Contract service in writing, by telephone or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. We will process your request at the contract value next determined only after you have met all administrative requirements. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions (for example, a facsimile withdrawal request form), even if appropriate identifying information is provided. You are responsible for keeping information about your Contract and appropriate identifying information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instruction, you will bear the loss.

Contract Value

We determine your contract value on a daily basis beginning on the contract date. Your contract value is the sum of: (1) the contract value in the Fixed Interest Allocations; and (2) the contract value in each subaccount in which you are invested.

Contract Value in Fixed Interest Allocations. The contract value in your Fixed Interest Allocation is the sum of premium payments allocated to the Fixed Interest Allocation under the Contract, plus contract value transferred to the Fixed Interest Allocation, plus credited interest, minus any transfers and withdrawals from the Fixed Interest Allocation (including any Market Value Adjustment applied to such transfer or withdrawal), contract fees (including, in some cases, fees for optional benefit riders) and premium taxes.

Contract Value in the Subaccounts. On the contract date, the contract value in the subaccount in which you are invested is equal to the initial premium paid and designated to be allocated to the subaccount. On the contract date, we allocate your contract value to each subaccount and/or a Fixed Interest Allocation specified by you, unless the Contract is issued in a state that requires the return of premium payments during the free look period. In such a case, the portion of your initial premium not allocated to a Fixed Interest Allocation may be allocated to a subaccount specially designated by the Company during the free look period for this purpose (currently, the Voya Government Liquid Assets Portfolio).

On each business day after the contract date, we calculate the amount of contract value in each subaccount as follows:
1) We take the contract value in the subaccount at the end of the preceding business day;
2) We multiply 1) by the subaccount's Net Rate of Return since the preceding business day;
3) We add 1) and 2);
4) We add to 3) any additional premium payments, and then add or subtract any transfers to or from that subaccount; and
5) We subtract from 4) any withdrawals and any related charges, and then subtract any contract fees and premium taxes.

Cash Surrender Value

The cash surrender value is the amount you receive when you surrender the Contract. The cash surrender value will fluctuate daily based on the investment results of the subaccounts in which you are invested and interest credited to Fixed Interest Allocations and any Market Value Adjustment. **See APPENDIX C for a description of the calculation of cash surrender value under any Fixed Interest Allocation.** We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: (1) we start with your contract value; (2) adjust for any Market Value Adjustment; and (3) deduct any surrender charge, any charge for premium taxes, any redemption fees, the annual contract administrative fee (unless waived) any optional benefit rider charge and any other charges incurred but not yet deducted.

Surrendering to Receive the Cash Surrender Value. You may surrender the Contract at any time while the annuitant is living and before the annuity start date. A surrender is effective on the date we receive your written request and the Contract at Customer Service. After we receive all paperwork required for us to process your surrender, we will determine and pay the cash surrender value at the price next determined. Once paid, all benefits under the Contract will terminate. You may receive the cash surrender value in a single sum payment or apply it under one or more annuity options. We will usually pay the cash surrender value within seven days.

Consult your tax and/or legal adviser regarding the tax consequences associated with surrendering your Contract. A surrender made before you reach age 59½ may result in a 10% tax penalty. **See "FEDERAL TAX CONSIDERATIONS" for more details.**

Addition, Deletion or Substitution of Subaccounts and Other Changes

We may make additional subaccounts available to you under the Contract. These subaccounts will invest in investment portfolios we find suitable for your Contract. We may also withdraw or substitute investment portfolios, subject to the conditions in your Contract, compliance with regulatory requirements, and subject to SEC approval.

We do not guarantee that each investment portfolio will always be available for investment through the Contract. If we feel that investment in any of the investment portfolios has become inappropriate to the purposes of the Contract, we may, with approval of the SEC (and any other regulatory agency, if required) combine two or more accounts or substitute another portfolio for existing and future investments. If you elected the dollar cost averaging, systematic withdrawals or automatic rebalancing programs, or if you have other outstanding instructions and we substitute or otherwise eliminate a portfolio subject to those instructions, we will execute your instructions using the substituted or proposed replacement portfolio, unless you request otherwise. If the most recent allocation instructions we have on file do not include any available subaccounts, the amount to be allocated will be returned unless you provide us with alternative allocation instructions. The substitute or proposed replacement portfolio may have higher fees and charges than any portfolio it replaces.

Subject to SEC approval, we reserve the right to: (1) deregister Separate Account B under the 1940 Act; (2) operate Separate Account B as a management company under the 1940 Act if it is operating as a unit investment trust; (3) operate Separate Account B as a unit investment trust under the 1940 Act if it is operating as a managed separate account; (4) restrict or eliminate any voting rights as to Separate Account B; (5) combine Separate Account B with other accounts; and (6) transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which the Contract belongs.

We will provide you with written notice before we make any of these changes.

We do not recommend or endorse any particular fund, and we do not provide investment advice.

Fixed Interest Allocation (The Fixed Account or Fixed Interest Division)

The Fixed Account is a segregated asset account which contains the assets that support a contract owner's Fixed Interest Allocations. **See APPENDIX C and the Fixed Account II prospectus for more information. In the event the Fixed Account is not available in your state, then the Fixed Interest Allocation is the Fixed Interest Division. Accordingly, see APPENDIX D, instead for more information.** To obtain a copy of the Fixed Account II prospectus, write to Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call (800) 366-0066, or access the SEC's website (www.sec.gov). The Offering Brochure for the Fixed Interest Division is also available by contacting Customer Service.

State Variations

Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus. **Material variations are described in APPENDIX M.** Also see your Contract and endorsements and riders for details.

Other Contracts

We and our affiliates offer various other products with different features and terms than the Contracts, and that may offer some or all of the same investment portfolios. These products have different benefits, fees and charges, and may or may not better match your needs. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact Customer Service or your registered representative. Also, broker/dealers selling the Contract may limit its availability or the availability of an optional feature (for example, by imposing restrictions on eligibility), or decline to make an optional feature available. Please talk to your registered representative for further details.

LIVING BENEFIT RIDERS

Some features and benefits of the Contract, if available, are available by rider for an additional charge. Once elected, the riders generally may not be cancelled. You may not remove the rider and charges will be assessed regardless of the performance of your Contract. **Please see "CHARGES AND FEES – *Optional Rider Charges*" for information rider charges.**

The optional riders may not be available for all investors. Please check your application for the Contract to be sure. You should analyze each rider thoroughly and understand it completely before you select one. The optional riders do not guarantee any return of principal or premium payments and do not guarantee performance of any specific investment portfolio under the Contract. You should consult a qualified financial adviser in evaluating the riders. Customer Service may be able to answer your questions. The telephone number is (800) 366-0066.

The Contract has three living benefit riders offering protection against the investment risks with your Contract:
- The Minimum Guaranteed Income Benefit rider, which you may wish to purchase if you are concerned about having a minimum amount of income in annuitizing your Contract;
- The Voya LifePay Plus Minimum Guaranteed Withdrawal Benefit rider, which you may wish to purchase if you are concerned that you may outlive your income; and
- The Voya Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit rider, which you may wish to purchase if you are married and concerned that you and your spouse may outlive your income.

These living benefit riders are described further below. You may only add one living benefit rider to your Contract. We do, however, reserve the right to allow the purchase of more than one living benefit rider in the future. **You should not purchase the Voya LifePay Plus rider with multiple owners, unless the owners are spouses.** More information about earlier versions of the guaranteed withdrawal benefit riders (including lifetime versions) is in the appendices.

Minimum Guaranteed Income Benefit Rider (the "MGIB rider")

The MGIB rider is an optional benefit which guarantees a minimum amount of annuity income will be available to you if you annuitize on the MGIB Date (as defined below), regardless of fluctuating market conditions. The minimum guaranteed amount of annuity income will depend on the amount of premiums you pay during the first five contract years after you purchase the rider, the amount of contract value you allocate or transfer to Special Funds (as defined below) or Excluded Funds (as defined below), the MGIB Rate (as defined below), the adjustment for Special Fund or Excluded Fund transfers, and any withdrawals you take while the MGIB rider is in effect. Thus, investing in Special Funds or Excluded Funds may limit the benefit under the MGIB rider.

Purchase. The MGIB rider is no longer available for purchase, including purchase by owners of existing Contracts.

Rider Date. The rider date is the date the optional benefit rider becomes effective. The rider date is also the contract date if you purchased the rider when the Contract was issued.

No Cancellation. Once you purchase a rider, you may not cancel it unless you cancel the Contract during the Contract's free look period, surrender, annuitize or otherwise terminate the Contract. These events automatically cancel any rider. Once the Contract continues beyond the free look period, you may not cancel the rider. The Company may, at its discretion, cancel and/or replace a rider at your request in order to renew or reset a rider.

Termination. The MGIB rider is a "living benefit," which means the guaranteed benefit offered by the MGIB rider is intended to be available to you while you are living and while your Contract is in the accumulation phase. The MGIB rider automatically terminates if:
- You annuitize, surrender or otherwise terminate your Contract during the accumulation phase;
- You die during the accumulation phase (first owner to die if there are multiple contract owners, or at death of annuitant if the contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract;
- The contract value is insufficient to pay the charge for the MGIB rider; or
- There is a change in contract ownership (other than a spousal beneficiary continuation upon your death).

Rider Charge. The current charge we deduct under the MGIB Rider is 0.75% annually of the MGIB Charge Base. The MGIB Charge Base is the greater of 1) and 2) below, where:
1) Is the lesser of the Maximum MGIB Rollup Base and the sum of (a), (b), and (c) where:
   (a) is the MGIB Rollup Base for Covered Funds;
   (b) is the MGIB Rollup Base for Special Funds (as defined below); and
   (c) is the MGIB Rollup Base for Excluded Funds; and
2) Is the sum of (a) and (b) where:
   (a) is the MGIB Ratchet Base for Covered Funds and Special Funds; and
   (b) is the MGIB Ratchet Base for Excluded Funds.

For definitions of the Maximum MGIB Rollup Base, the MGIB Rollup Base for Covered Funds, the MGIB Rollup Base for Special Funds, the MGIB Rollup Base for Excluded Funds, the MGIB Ratchet Base for Covered Funds and Special Funds, and the MGIB Ratchet Base for Excluded Funds, see the "Calculation of the MGIB Rollup Bases" and "Calculation of the MGIB Ratchet Bases" below.

Fund Categories. The MGIB Benefit Base (as defined below) is tracked separately for Covered Funds, Special Funds and Excluded Funds. The following investment options are currently designated as Special Funds for purposes of calculating the MGIB Benefit Base:
- Voya Government Liquid Assets Portfolio; and
- Fixed Interest Allocation.

Please note that the ProFunds VP Rising Rates Opportunity and Voya Limited Maturity Bond portfolios are also Special Funds, but closed to new allocations, effective April 30, 2007, and March 12, 2004, respectively.

No investment options are currently designated as Excluded Funds. Covered Funds are any investment options not designated as Special Funds or Excluded Funds. These fund categories apply to all calculations under the MGIB rider. **Please see "THE FUNDS − *Covered Funds, Special Funds and Excluded Funds*."**

For Contracts with the MGIB rider purchased before August 21, 2006 (subject to availability), the Voya Intermediate Bond Portfolio was designated as a Special Fund. As of July 11, 2014, the Voya Intermediate Bond Portfolio has been re-designated as a Covered Fund for all current and future investments.

Fixed Allocation Funds Automatic Rebalancing. In order to mitigate the insurance risk inherent in our guarantee to provide you a guaranteed minimum amount of annuity income if you annuitize on the MGIB date, (subject to the terms and restrictions of the MGIB rider), we require that your contract value be allocated in accordance with certain limitations. In general, to the extent that you choose not to invest in the Accepted Funds, we require that a proportion of the amount not so invested be invested in the Fixed Allocation Funds. We will require this allocation regardless of your investment instructions to the Contract, as described below.

For Contracts with the MGIB rider **purchased on and after August 21, 2006** (subject to availability), there is an allocation requirement. If the contract value in the Fixed Allocation Funds (as defined below) is less than a percentage of the total contract value allocated to the Fixed Allocation Funds and Other Funds (as defined below) on any MGIB Rebalancing Date (as defined below), we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that the appropriate percentage of this amount is allocated to the Fixed Allocation Funds. This is called Fixed Allocation Funds Automatic Rebalancing and the percentage is stated in your Contract. Currently, the minimum Fixed Allocation Fund percentage is zero. Accepted Funds are excluded from this rebalancing. Any rebalancing is done proportionally among the Other Funds and will be the last transaction processed on that date.

The MGIB Rebalancing Dates occur on each contract anniversary and after the following transactions:
- Receipt of additional premiums;
- Transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
- Withdrawals from the Fixed Allocation Funds or Other Funds.

Accepted Funds. The currently available Accepted Funds are listed in **APPENDIX N**. We may change these designations at any time upon 30 days' notice to you. If a change is made, the change will apply to contract value allocated to such funds after the date of the change.

Fixed Allocation Funds. The currently available Fixed Allocation Funds are listed in **APPENDIX N**. We may allocate your contract value to one or more Fixed Allocation Funds. We consider the Voya Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

If the MGIB rider is not continued under the spousal continuation right, when available, the Fixed Allocation Fund will be reclassified as a Special Fund as of the Contract continuation date if it would otherwise be designated as a Special Fund for purposes of the Contract's death benefits. For purposes of calculating any applicable death benefit guaranteed under the Contract any allocation of contract value to the Fixed Allocation Funds will be considered a Covered Fund while the rider is in effect.

All investment portfolios available under the Contract that are not Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment portfolio restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. **See "APPENDIX I –** *Examples of Fixed Allocation Funds Automatic Rebalancing.***"**

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in it. **By electing to purchase the MGIB rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the MGIB rider if you do not wish to have your contract value reallocated in this manner.**

MGIB Benefit Base. The MGIB Benefit Base (as defined below) is only a calculation used to determine the MGIB annuity income. The MGIB Benefit Base does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It is also not used in determining the amount of your cash surrender value and death benefits. Any reset of contract value under provisions of the Contract or other riders will not increase the MGIB Benefit Base or Maximum MGIB Rollup Base (as defined below). On the MGIB Date, your MGIB Benefit Base is the greater of 1) and 2), where:
1) Is the lesser of the Maximum MGIB Rollup Base (as defined below) and the sum of (a), (b), and (c) where:
    (a) is the MGIB Rollup Base for Covered Funds;
    (b) is the MGIB Rollup Base for Special Funds; and
    (c) is the contract value allocated to Excluded Funds; and
2) Is the sum of (a) and (b) where:
    (a) is the MGIB Ratchet Base for Covered Funds and Special Funds (as defined below); and
    (b) is the contract value allocated to Excluded Funds.

The MGIB Benefit Base calculation differs from the MGIB Charge Base calculation because it uses the contract value allocated to Excluded Funds rather than the MGIB Ratchet Base and MGIB Rollup Base allocated to Excluded Funds. This means that the amount on which you pay charges for the MGIB rider may be higher than the amount used to calculate your benefit under the MGIB rider.

Calculation of MGIB Rollup Bases. The Maximum MGIB Rollup Base is 250% of eligible premiums adjusted proportionally for withdrawals, subject to availability (300% otherwise and for Contracts with the MGIB rider purchased before August 21, 2006). This means that the Maximum MGIB Rollup Base is reduced for withdrawals by the same proportion that the withdrawal reduces the contract value. The Maximum MGIB Rollup Base is not allocated by fund category.

The MGIB Rollup Base allocated to Covered Funds equals the eligible premiums allocated to Covered Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect, accumulated at the MGIB Rate to the earlier of the oldest owner reaching age 80 and the MGIB Rollup Base reaching the Maximum MGIB Rollup Base, and at 0% thereafter.

The MGIB Rollup Base allocated to Special Funds equals the eligible premiums allocated to Special Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect. The MGIB Rate does not apply to the MGIB Rollup Base allocated to Special Funds, so the MGIB Rollup Base allocated to Special Funds does not accumulate.

The MGIB Rollup Base allocated to Excluded Funds equals the eligible premiums allocated to Excluded Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect, accumulated at the MGIB rate to the earlier of the oldest owner reaching age 80 and the MGIB Rollup Base reaching the Maximum MGIB Rollup Base, and at 0% thereafter. **The MGIB Rollup Base allocated to Excluded Funds is used only for transfer adjustments and rider charges. It is not included in the MGIB Rollup Base used to determine benefits.**

Eligible premiums are those premiums added more than five years before the earliest MGIB Date. This means that, generally, premiums must be paid within five years of purchasing the MGIB rider to be considered eligible premiums. Premiums paid after that are excluded from the MGIB Rollup Bases.

The MGIB Rate is currently 7%. The MGIB Rate is an annual effective rate. We may, at our discretion, discontinue offering this rate. The MGIB Rate will not change for those contracts that have already purchased the MGIB rider.

Withdrawals reduce each MGIB Rollup Base proportionally. The percentage reduction in the MGIB Rollup Base for each Fund category (i.e. Covered Funds, Special Funds or Excluded Funds) equals the percentage reduction in contract value in that Fund category resulting from the withdrawal (including surrender charge and Market Value Adjustment). This means that the MGIB Rollup Base for Covered Funds, the MGIB Rollup Base for Special Funds or the MGIB Rollup Base for Excluded Funds is reduced for withdrawals by the same proportion that the withdrawal reduces the contract value allocated to Covered Funds, Special Funds or Excluded Funds. For example, if the contract value in Covered Funds is reduced by 25% as the result of a withdrawal (including surrender charge and Market Value Adjustment), the MGIB Rollup Base allocated to Covered Funds is also reduced by 25% (rather than by the amount of the withdrawal).

When you make transfers between Covered Funds, Special Funds and Excluded Funds, net transfers from a fund category will reduce the applicable MGIB Rollup Base for that fund category proportionally. This means a reduction by the same percentage as the transfer bears to the contract value in the fund category. For example, if the contract value in Covered Funds is $1,000 and the transfer from Covered Funds to Excluded Funds is $250, then the contract value in Covered Funds is reduced by 25%. In a case where the MGIB Rollup Base for Covered Funds is $1,200, the MGIB Rollup Base for Covered Funds is also reduced by 25%, or $300 rather than by the amount of the transfer, or $250. In addition, the MGIB Rollup Base for Excluded Funds is increased by the reduction in the MGIB Rollup Base for Covered Funds, or $300.

In a case where the MGIB Rollup Base for Covered Funds is greater than the contract value in Covered Funds, a transfer from Covered Funds will result in the MGIB Rollup Base for Covered Funds being reduced by a dollar amount that is higher than the dollar amount of the transfer. A higher reduction to the MGIB Rollup Base for Covered Funds will have a larger negative impact on the MGIB Benefit Base, potentially reducing the minimum guaranteed amount of annuity income upon annuitization under the MGIB rider. This means the benefit you receive under the MGIB rider will not be as great because of the transfer.

Net transfers from Excluded Funds will also reduce the MGIB Rollup Base for Excluded Funds proportionally. But the resulting increase in the MGIB Rollup Base for Covered Funds or Special Funds, as applicable, will equal the lesser of the contract value transferred and the reduction in the MGIB Rollup Base for Excluded Funds. What this means, if in the previous example the transfer was from Excluded Funds to Covered Funds, is there would be no change in the value of your MGIB Benefit Base because of the transfer – the amount of the transfer between the fund categories is the same, $250, because the MGIB Benefit Base calculation is based on the contract value allocated to Excluded Funds, versus the calculation basis for Excluded Funds with the MGIB Charge Base. The MGIB Charge Base calculation is instead based on the MGIB Rollup Base for Excluded Funds. As a result, this same transfer, having no change in the value of your MGIB Benefit Base, would result in the MGIB Charge Base being reduced. The net effect of this transfer: You pay less for the same minimum guaranteed amount of annuity income upon annuitization of the MGIB rider.

Calculation of MGIB Ratchet Bases. The MGIB Ratchet Base for Covered Funds and Special Funds equals:
1) On the rider date, eligible premiums or the contract value (if the rider is added after the contract date) allocated to Covered Funds and Special Funds.
2) On each "quarterly anniversary date" prior to attainment of age 90, the MGIB Ratchet Base for Covered Funds and Special Funds is set equal to the greater of:
   (a) The current contract value allocated to Covered Funds and Special Funds (after any deductions occurring on that date); and
   (b) The MGIB Ratchet Base for Covered Funds and Special Funds from the most recent prior quarterly anniversary date, adjusted for any new eligible premiums, withdrawals attributable to Covered Funds, Special Funds and transfers.

3) At other times, the MGIB Ratchet Base for Covered Funds and Special Funds is the corresponding MGIB Ratchet Base from the prior quarterly anniversary date, adjusted for subsequent eligible premiums, withdrawals attributable to Covered Funds and Special Funds, and transfers.

The MGIB Ratchet Base for Excluded Funds has a corresponding definition with respect to amounts allocated to Excluded Funds. **The MGIB Ratchet Base for Excluded Funds is used only for transfer adjustments and MGIB rider charges. It is not included in the MGIB Ratchet Base used to determine benefits.**

Eligible premiums are those premiums added more than five years before the earliest MGIB Date. This means that, generally, premiums must be paid within five years of purchasing the MGIB rider to be considered eligible premiums. Premiums paid after that are not added to the MGIB Ratchet Bases, but would be added to your contract value.

A "quarterly anniversary date" is the date three months from the contract date that falls on the same date in the month as the contract date. For example, if the contract date is February 12, the quarterly anniversary date is May 12. If there is no corresponding date in the month, the quarterly anniversary date will be the last date of such month. If the quarterly anniversary date falls on a weekend or holiday, we will use the value as of the subsequent business day.

Withdrawals reduce each MGIB Ratchet Base proportionally. The percentage reduction in the MGIB Ratchet Base for each fund category (i.e. Covered Funds and Special Funds or Excluded Funds) equals the percentage reduction in contract value in that fund category resulting from the withdrawal (including surrender charges and Market Value Adjustment). This means that the MGIB Ratchet Base for Covered Funds and Special Funds or the MGIB Ratchet Base for Excluded Funds is reduced for withdrawals by the same proportion that the withdrawal (including surrender charges and Market Value Adjustment) reduces the contract value allocated to Covered Funds and Special Funds or Excluded Funds. For example, if the contract value in Covered Funds and Special Funds is reduced by 25% as the result of a withdrawal (including surrender charges and Market Value Adjustment), the MGIB Ratchet Base for Covered Funds and Special Funds is also reduced by 25% (rather than by the amount of the withdrawal).

When you make transfers between Covered Funds or Special Funds and Excluded Funds, net transfers will reduce the MGIB Ratchet Base for Covered Funds and Special Funds proportionally. This means a reduction by the same percentage as the transfer bears to the contract value in Covered Funds and Special Funds. For example, if the contract value in Covered Funds and Special Funds is $1,000 and a transfer from Covered Funds or Special Funds to Excluded Funds is $250, then the contract value in Covered Funds and Special Funds is reduced by 25%. In a case where the MGIB Ratchet Base for Covered Funds and Special Funds is $1,200, the MGIB Ratchet Base for Covered Funds and Special Funds is also reduced by 25%, or $300, rather than by the amount of the transfer, or $250. In addition, the MGIB Rollup Base for Excluded Funds is increased by the reduction in the MGIB Ratchet Base for Covered Funds and Special Funds, or $300.

In a case where the MGIB Ratchet Base for Covered Funds and Special Funds is greater than the contract value in Covered Funds and Special Funds, a transfer from Covered Funds and Special Funds will result in the MGIB Ratchet Base for Covered Funds and Special Funds being reduced by a dollar amount that is higher than the dollar amount of the transfer. A higher reduction to the MGIB Ratchet Base for Covered Funds and Special Funds will have a larger negative impact on the MGIB Benefit Base, potentially reducing the minimum guaranteed amount of annuity income upon annuitization under the MGIB rider. This means the benefit you receive under the MGIB rider will not be as great because of the transfer.

Net transfers from Excluded Funds will also reduce the MGIB Ratchet Base for Excluded Funds proportionally. But the resulting increase in the MGIB Ratchet Base for Covered Funds and Special Funds will equal the lesser of the contract value transferred and the reduction in the MGIB Ratchet Base for Excluded Funds. What this means, if in the previous example the transfer was from Excluded Funds to Covered Funds, is there would be no change in the value of your MGIB Benefit Base because of the transfer – the amount of the transfer between the fund categories is the same, $250, because the MGIB Benefit Base calculation is based on the contract value allocated to Excluded Funds, versus the calculation basis for Excluded Funds with the MGIB Charge Base. The MGIB Charge Base calculation is instead based on the MGIB Ratchet Base for Excluded Funds. As a result, this same transfer, having no change in the value of your MGIB Benefit Base, would result in the MGIB Charge Base being reduced. The net effect of this transfer: You pay less for the same minimum guaranteed amount of annuity income upon annuitization of the MGIB rider.

MGIB Date. Your MGIB Date is the next contract anniversary occurring after the date when you decide to exercise your right to annuitize under the MGIB rider, or any other special exercise date that we may make available upon prior written notice.

MGIB Annuity Income. Ordinarily, the amount of income that will be available to you on the annuity start date is based on your contract value, the annuity option you selected and the guaranteed income factors or the income factors in effect on the date you annuitize. If you purchase the MGIB rider, the amount of income that will be available to you upon annuitization the MGIB Date is the greatest of:

- Your annuity income based on your contract value on the MGIB Date adjusted for any Market Value Adjustment **(see APPENDIX C)** applied to the guaranteed income factors specified in your Contract for the annuity option you selected;
- Your annuity income based on your contract value on the MGIB Date adjusted for any Market Value Adjustment **(see APPENDIX C)** applied to the then-current income factors in effect for the annuity option you selected; or
- The MGIB annuity income based on your MGIB Benefit Base on the MGIB Date applied to the MGIB income factors specified in your rider for the MGIB annuity option you selected. Prior to applying the MGIB income factors, we will adjust the MGIB Benefit Base for any surrender charge, premium tax recovery and Market Value Adjustment **(see APPENDIX C)** that would otherwise apply at annuitization.

MGIB Income Factors. The guaranteed factors contained in the MGIB rider generally provide lower payout per $1,000 of value applied than the guaranteed income factors found in your Contract. Although the minimum income provided under the rider can be determined in advance, the contract value in the future is unknown, so the income provided under a Contract with the MGIB rider attached may be greater or less than the income that would be provided under the Contract without the rider. Generally, the income calculated under the MGIB rider will be greater than the income provided under the Contract whenever the MGIB Benefit Base is sufficiently in excess of the contract value to offset the additional conservatism reflected in the MGIB rider's income factors compared to those in the Contract. The income factors in the MGIB rider generally reflect a lower interest rate and more conservative mortality than the income factors in the Contract. The degree of relative excess that the income factors require to produce more income will vary for each individual circumstance. If the contract value exceeds the MGIB Benefit Base at time of annuitization, the Contract will always produce greater income than the MGIB rider. **Please see "APPENDIX G – *Examples of Minimum Guaranteed Income Benefit Calculation*."**

MGIB Annuity Options. Prior to your latest annuity start date, you may choose to exercise your right to receive payments under the MGIB rider. Payments under the rider begin on the MGIB Date. The MGIB must be exercised in the 30-day period prior any contract anniversary. At your request, the Company may, at its discretion, extend the latest contract annuity start date without extending the MGIB Date.

The following are the MGIB annuity options available under the MGIB Rider:

- Income for Life (single life or joint life with 100% Survivor) and 10-20 year fixed period;
- Income for 20-30 year fixed period; and
- Any other annuity option offered by the Company in conjunction with the MGIB rider on the MGIB Date.

Once during the life of the Contract, you have the option to elect to apply up to 50% of the MGIB Benefit Base to one of the MGIB annuity options available under the MGIB rider. This option may only be exercised in the 30-day period prior to a contract anniversary. The portion of the MGIB Benefit Base so applied will be used to determine the MGIB income, as is otherwise described in the prospectus. The contract value will be reduced proportionally. Any subsequent exercise of your right to receive payments under the MGIB rider must be for 100% of the remaining value. The exercise of this partial annuitization of the MGIB Benefit Base does not affect your right to annuitize remaining value under the Contract without regard to the MGIB rider. The amount applied to the partial annuitization will be treated as a withdrawal for purposes of adjusting contract and MGIB rider values. This means the contract and MGIB rider values will be adjusted proportionally. **See "Calculation of MGIB Rollup Bases" and "Calculation of MGIB Ratchet Bases," above.** Surrender charges will apply to amounts applied to partial annuitization.

Notification. On or before 30 days prior to each possible MGIB Date, we will provide you with a notification which will include an estimate of the amount of MGIB annuity benefit available if you choose to exercise it. We will determine the actual amount of the MGIB annuity benefit as of the MGIB Date.

Change of Owner and Annuitant. The MGIB rider will terminate upon a change of ownership unless the change is due to spousal continuation at the time of the owner's death. Once you purchase the MGIB rider, the annuitant may not be changed except when an annuitant who is not a contract owner dies prior to annuitization. In such a case, a new annuitant may be named in accordance with the provisions of your Contract. The MGIB Benefit Base is unaffected and continues to accumulate.

Death of Owner. The MGIB rider and the MGIB rider charges automatically terminate if you die during the accumulation phase (first owner to die if there are multiple contract owners, or at death of the annuitant if the contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract.

The MGIB rider does not restrict or limit your right to annuitize the Contract at any time permitted under the Contract. The MGIB rider does not restrict your right to annuitize the Contract using Contract income factors that may be higher than the MGIB rider income factors.

The benefits associated with the MGIB rider are available only if you annuitize your Contract under the rider and in accordance with the provisions set forth above. Annuitizing using the MGIB may result in a more favorable stream of income payments, and different tax consequences, under your Contract. Because the MGIB rider income factors are generally more conservative than the Contract income factors, the level of lifetime income that it guarantees may be less than the level that might be provided by the application of your contract value to the Contract's applicable annuity factors. You should consider all of your options at the time you begin the income phase of your Contract.

> **Important Note:**
> *The information immediately below pertains to the form of the Voya LifePay Plus and Voya Joint LifePay Plus riders available for sale on and after April 28, 2008,through March 15, 2010, in states where approved. If this form of the Voya LifePay Plus or Voya Joint LifePay Plus rider is not yet approved for sale in your state, or if you purchased a prior version, please see **APPENDIX J** and **APPENDIX K** for more information.*

Voya LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya LifePay Plus") Rider

The Voya LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of the annuitant, even if these withdrawals reduce your contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

Eligibility. The annuitant must be the owner or one of the owners, unless the owner is a non-natural owner. Joint annuitants are not allowed. The maximum issue age is 80 (owner and annuitant must age qualify). The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the rider effective date. The Voya LifePay Plus rider is subject to broker/dealer availability. **Please note that the Voya LifePay Plus rider will not be issued until your contract value is allocated in accordance with the investment option restrictions described in "Investment Option Restrictions," below.**

Contracts issued on and after November 1, 2004, are eligible for the Voya LifePay Plus rider, subject to the conditions, requirements and limitations of the prior paragraph. Such Contracts must not already have a living benefit rider. Or if your Contract already has the Voya LifePay or Voya LifePay Plus rider, then you may be eligible to elect this version of the Voya LifePay Plus rider for a limited time. There is an election form for this purpose. Please contact Customer Service for more information.

Rider Effective Date. The rider effective date is the date that coverage under the Voya LifePay Plus rider begins. If you purchase the Voya LifePay Plus rider when the Contract is issued, the rider effective date is also the contract date. If the Voya LifePay Plus rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date.

Charge. The charge for the Voya LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
1.30%	0.85%

This quarterly charge is a percentage of the Voya LifePay Plus Base. The current annual charge is 0.75% if this rider was purchased after April 28, 2008, and before January 12, 2009. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter following the rider effective date. If the rider is elected at contract issue, the rider effective date is the same as the contract date. If the rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date. The charge will be pro-rated when the rider is terminated. Charges will no longer be deducted once your rider enters the Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs when your contract value is reduced to zero and other conditions are met. We reserve the right to increase the charge for the Voya LifePay Plus rider upon the Annual Ratchet once the Lifetime Withdrawal Phase begins. Before January 12, 2009, we reserve the right to increase the charge for the Voya LifePay Plus rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of this rider, subject to the maximum annual charge. We promise not to increase the charge for your first five contract years. **For more information about how this rider works, please see "LIVING BENEFIT RIDERS – *Voya LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya LifePay Plus") Rider*."**

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. **For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see APPENDIX C.**

No Cancellation. Once you purchase the Voya LifePay Plus rider, you may not cancel it unless you: (1) cancel the Contract during the Contract's free look period; (2) surrender the Contract; (3) begin the income phase and start receiving annuity payments; or (4) otherwise terminate the Contract pursuant to its terms. These events automatically cancel the Voya LifePay Plus rider.

Termination. The Voya LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you: (1) terminate your Contract pursuant to its terms during the accumulation phase, surrender your Contract, or begin receiving income phase payments in lieu of payments under the Voya LifePay Plus rider; or (2) die during the accumulation phase (first owner to die if there are multiple contract owners, or death of annuitant if the contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract. The Voya LifePay Plus rider also terminates with a change in contract ownership (other than a spousal beneficiary continuation your death). Other circumstances that may cause the Voya LifePay Plus rider to terminate automatically are discussed below.

Highlights. *This paragraph introduces the terminology of the Voya LifePay Plus rider and how its components generally work together. Benefits and guarantees are subject to the terms, conditions and limitations of the Voya LifePay Plus rider. More detailed information follows below, with the capitalized words that are underlined indicating headings for ease of reference.* The Voya LifePay Plus rider guarantees an amount available for withdrawal from the Contract in any contract year once the Lifetime Withdrawal Phase begins – we use the Voya LifePay Plus Base as part of the calculation of the Maximum Annual Withdrawal. The guarantee continues when the Voya LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, at which time we will pay you periodic payments in an annual amount equal to the Maximum Annual Withdrawal (since contract value would be zero) until the annuitant's death. The Voya LifePay Plus Base is eligible for Annual Ratchets and 6% Compounding Step-Ups (Quarterly Ratchets and 7% Compounding Step-Ups if this rider was purchased before January 12, 2009), and subject to adjustment for any Excess Withdrawals. The Voya LifePay Plus rider has an allowance for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that would otherwise be Excess Withdrawals. The Voya LifePay Plus rider has a death benefit that is payable upon the owner's death only when the Voya LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The Voya LifePay Plus rider allows for spousal continuation.

Voya LifePay Plus Base. The Voya LifePay Plus Base is first calculated when you purchase the Voya LifePay Plus rider: (1) on the contract date – equal to the initial premium; or (2) after the contract date – equal to the contract value on the effective date of the rider.

The Voya LifePay Plus Base is increased, dollar for dollar, by any subsequent premiums. We refer to the Voya LifePay Plus Base as the MGWB Base in the Voya LifePay Plus rider.

Withdrawals and Excess Withdrawals. Once the Lifetime Withdrawal Phase begins, withdrawals within a contract year up to the Maximum Annual Withdrawal, including for payment of third-party investment advisory fees, have no impact on the Voya LifePay Plus Base. These withdrawals will not incur surrender charges, or a negative Market Value Adjustment associated with any Fixed Account Allocations.

Say, for example, the current contract value is $90,000 on a Contract with the Voya LifePay Plus rider in the Lifetime Withdrawal Phase. The Voya LifePay Plus Base is $100,000, and the Maximum Annual Withdrawal is $5,000. Even though a withdrawal of $5,000 would reduce the contract value to $85,000, the Voya LifePay Plus Base would remain at its current level (as would the Maximum Annual Withdrawal as well) since the withdrawal did not exceed the Maximum Annual Withdrawal. **See below for more information about the Maximum Annual Withdrawal.**

An Excess Withdrawal is a withdrawal either before the Lifetime Withdrawal Phase begins (except for payment of third-party investment advisory fees), or once the Lifetime Withdrawal Phase begins, any portion of a withdrawal during a contract year that exceeds the Maximum Annual Withdrawal. An Excess Withdrawal is also a withdrawal after spousal confirmation of the Contract but before the Voya LifePay Plus rider's guarantees resume, which occurs on the next quarterly contract anniversary following spousal continuation. An Excess Withdrawal will cause a proportional reduction of the Voya LifePay Plus Base – in the same proportion as contract value is reduced by the portion of the withdrawal that is considered excess, inclusive of surrender charges, or by a Market Value Adjustment associated with any Fixed Account Allocations (rather than the total amount of the withdrawal). An Excess Withdrawal will also cause the Maximum Annual Withdrawal to be recalculated. **See APPENDIX H, Illustrations 1, 2 and 6 for examples of the consequences of an Excess Withdrawal.**

Please note that any withdrawals before the rider effective date in the same contract year when the Voya LifePay Plus rider is added after contract issue are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Annual Ratchet. The Voya LifePay Plus Base is recalculated on each contract anniversary – to equal the greater of: (1) the current Voya LifePay Plus Base; or (2) the current contract value. We call this recalculation the Annual Ratchet.

If this rider was purchased before January 12, 2009, the Voya LifePay Plus Base is recalculated on each quarterly contract anniversary (once each quarter of a contract year from the contract date). We call this recalculation a Quarterly Ratchet.

Once the Lifetime Withdrawal Phase begins, we reserve the right to increase the charge for the Voya LifePay Plus rider upon the Annual Ratchet. You will never pay more than new issues of the Voya LifePay Plus rider, subject to the maximum annual charge, and we promise not to increase the charge for your first five contract years. We will notify you in writing not less than 30 days before a charge increase. You may avoid the charge increase by canceling the forthcoming Annual Ratchet. Our written notice will outline the procedure you will need to follow to do so. Please note, however, from then on the Voya LifePay Plus Base would no longer be eligible for **any** Annual Ratchets, so the Maximum Annual Withdrawal Percentage would not be eligible to increase. **More information about the Maximum Annual Withdrawal Percentages is below under "Maximum Annual Withdrawal."** Our written notice will also remind you of the consequences of canceling the forthcoming Annual Ratchet.

If this rider was purchased before January 12, 2009, we reserve the right to increase the charge for this rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of the rider, subject to the maximum annual charge, and we promise not to increase the charge for your first five contract years. Canceling a forthcoming Quarterly Ratchet to avoid the charge increase will have the same outcome.

6% Compounding Step-Up. The Voya LifePay Plus Base is recalculated on each of the first ten contract anniversaries after the rider effective date, SO LONG AS you took no withdrawals during the preceding contract year – to equal the greatest of: (1) the current Voya LifePay Plus Base; (2) the current contract value; and (3) the Voya LifePay Plus Base on the previous contract anniversary, increased by 6%, plus any premiums received and minus any withdrawals for payment of third-party investment advisory fees since the previous contract anniversary. We call this recalculation a 6% Compounding Step-Up.

If this rider was purchased before January 12, 2009, the step-up is 7%, which we call a 7% Compounding Step-Up.

Please note that there are no partial 6% Compounding Step-Ups. The 6% Compounding Step-Up is **not** pro-rated. So for existing Contracts to which this rider is attached (a post Contract issuance election), the first opportunity for a 6% Compounding Step-Up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date.

If this rider was purchased before January 12, 2009, the step-up is 7%, which we call a 7% Compounding Step-Up. The 7% Compounding Step-Up is **not** pro-rated.

Say, for example, that with a Contract purchased on January 1, 2007, the contract owner decides to add the Voya LifePay Plus rider on March 15, 2007. The rider effective date is April 1, 2007, which is the date of the Contract's next following quarterly contract anniversary. Because on January 1, 2008, a full contract year will not have elapsed since the rider effective date, the Voya LifePay Plus Base will not be eligible for a Step-up. Rather, the first opportunity for a Step-up with this Contract is on January 1, 2009.

Lifetime Withdrawal Phase. The Lifetime Withdrawal Phase begins on the date of your first withdrawal (except those for payment of third-party investment advisory fees), SO LONG AS the annuitant is age 59½. On this date, the Voya LifePay Plus Base is recalculated to equal the greater of the current Voya LifePay Plus Base or the current contract value. The Lifetime Withdrawal Phase will continue until the earliest of:

- The date annuity payments begin **(see "THE ANNUITY OPTIONS")**;
- Reduction of the contract value to zero by an Excess Withdrawal;
- Reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;
- Surrender of the Contract; or
- The death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the Contract.

The Voya LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status in the event contract value is reduced to zero other than by an Excess Withdrawal. **Please see "Lifetime Automatic Periodic Benefit Status" below for more information.**

Maximum Annual Withdrawal. The Maximum Annual Withdrawal is the amount that the Voya LifePay Plus rider guarantees to be available for withdrawal from the Contract in any contract year. The Maximum Annual Withdrawal is first calculated when the Lifetime Withdrawal Phase begins and equals the applicable Maximum Annual Withdrawal Percentage, based on the Annuitant's age, multiplied by the Voya LifePay Plus Base.

The <u>Maximum Annual Withdrawal Percentages</u> are:

	Ages
4%	59½ to 64
5%	65 to75
6%	76 to79
7%	80+

If this rider was purchased before January 12, 2009, the <u>Maximum Annual Withdrawal Percentages</u> are:

	Ages
5%	59½ to 69
6%	70 to 79
7%	80+

The Maximum Annual Withdrawal is thereafter recalculated whenever the Voya LifePay Base is recalculated, for example, upon the Annual Ratchet or 6% Compounding Step-Up (Quarterly Ratchet or 7% Compounding Step-Up if this rider was purchased before January 12, 2009). Also, the Maximum Annual Withdrawal Percentage can increase with the Annual Ratchet as the annuitant grows older.

In the event on the date the Lifetime Withdrawal Phase begins the contract value is greater than the Voya LifePay Plus Base, then before the Maximum Annual Withdrawal is first calculated, the Voya LifePay Plus Base will be set equal to the contract value. The greater the Voya LifePay Plus Base, the greater the amount guaranteed to be available to you for withdrawals under the Voya LifePay Plus rider in calculating the Maximum Annual Withdrawal for the first time. Also, if the Contract's annuity commencement date is reached while the Voya LifePay Plus rider is in the Lifetime Withdrawal Phase, then you may elect a life only annuity option, in lieu of the Contract's other annuity options, under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal. **For more information about the Contract's annuity options, see "THE ANNUITY OPTIONS."**

Required Minimum Distributions. The Voya LifePay Plus rider allows for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that exceed the Maximum Annual Withdrawal without causing a proportional reduction of the Voya LifePay Plus Base and recalculation of the Maximum Annual Withdrawal. If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, then an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal. Once you have taken the Maximum Annual Withdrawal for the then current contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year – without constituting an Excess Withdrawal. **See APPENDIX H, Illustration 3 for an example.**

Withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts are Excess Withdrawals that will cause a proportional reduction of the Voya LifePay Plus Base and the Maximum Annual Withdrawal to be recalculated. **See APPENDIX H, Illustration 5 for an example of the consequences of an Excess Withdrawal with an Additional Withdrawal Amount.** The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any amount remaining will expire. **See APPENDIX H, Illustration 4 for an example of the Additional Withdrawal Amount being carried over. Please note that there is no adjustment to the Additional Withdrawal Amount for Annual Ratchets (Quarterly Ratchets if this rider was purchased before January 12, 2009) or upon spousal continuation of the Voya LifePay Plus Rider.**

Lifetime Automatic Periodic Benefit Status. The Voya LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status when your contract value is reduced to zero other than by an Excess Withdrawal. (A withdrawal in excess of the Maximum Annual Withdrawal that causes your contract value to be reduced to zero will terminate the Voya LifePay Plus rider.) You will no longer be entitled to make withdrawals, but instead will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal. When the rider enters Lifetime Automatic Periodic Benefit Status: (1) the Contract will provide no further benefits (including death benefits) other than as provided under the Voya LifePay Plus rider; (2) no further premium payments will be accepted; and (3) any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the Contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

If when the Voya LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the first contract anniversary following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

In the event contract value is reduced to zero before the Lifetime Withdrawal Phase begins, Lifetime Automatic Periodic Benefit Status is deferred until the contract anniversary on or after the annuitant is age 59½. During this time, the Voya LifePay Plus rider's death benefit remains payable upon the annuitant's death. Also, the Voya LifePay Plus Base remains eligible for the 6% Compounding Step-Ups (7% Compounding Step-Ups if this rider was purchased before January 12, 2009). Once the Voya LifePay Plus rider enters the Lifetime Automatic Periodic Benefit Status, periodic payments will begin in an annual amount equal to the applicable Maximum Annual Withdrawal Percentage, based on the annuitant's age, multiplied by the Voya LifePay Plus Base.

You may elect to receive systematic withdrawals pursuant to the terms of the Contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your Contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made annually, then the payments will be made on the next business day following each contract anniversary.

Investment Option Restrictions. While the Voya LifePay Plus rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least a specified percentage of such contract value in the Fixed Allocation Funds, which percentage depends on the rider's purchase date:

Rider Purchase Date	Fixed Allocation Fund Percentage
Currently	30%
Before January 12, 2009	25%
Before October 6, 2008	20%

See "Fixed Allocation Funds Automatic Rebalancing," below. We have these investment option restrictions to lessen the likelihood we would have to make payments under this rider. We require this allocation regardless of your investment instructions to the Contract. The Voya LifePay Plus rider will not be issued until your contract value is allocated in accordance with these investment option restrictions. The timing of when and how we apply these investment option restrictions is discussed further below.

Accepted Funds. The currently available Accepted Funds are listed in **APPENDIX N**. No rebalancing is necessary when contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days' notice to you. If a change is made, the change will apply to contract value allocated to such funds after the date of the change.

Fixed Allocation Funds. The currently available Fixed Allocation Funds are listed in **APPENDIX N**. You may allocate your contract value to one or more Fixed Allocation Funds. We consider the Voya Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All investment portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than the specified percentage noted above of the total contract value allocated among the Fixed Allocation Funds and Other Funds on any Voya LifePay Plus Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that the specified percentage of this amount is allocated to the Fixed Allocation Funds. The specified percentage depends on the rider's purchase date. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done proportionally from the Other Funds to the Fixed Allocation Funds and will be the last transaction processed on that date. The Voya LifePay Plus Rebalancing Dates occur on each contract anniversary and after the following transactions:
- Receipt of additional premiums;
- Transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
- Withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. **See "APPENDIX I – *Examples of Fixed Allocation Funds Automatic Rebalancing*."** You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in it. **See "APPENDIX I – *Examples of Fixed Allocation Funds Automatic Rebalancing*, Example I." By electing to purchase the Voya LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the Voya LifePay Plus rider if you do not wish to have your contract value reallocated in this manner.**

Death of Owner or Annuitant. The Voya LifePay Plus rider terminates (with the rider's charges assessed proportionally) on the date of death of the owner (or in the case of joint owners, the first owner), or the annuitant if there is a non-natural owner. Also, a Voya LifePay Plus rider that is in Lifetime Automatic Periodic Benefit Status terminates on the date of the annuitant's death.

Voya LifePay Plus Death Benefit Base. The Voya LifePay Plus rider has a death benefit that is payable upon the owner's death only when the Voya LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The Voya LifePay Plus Death Benefit Base is first calculated when you purchase the Voya LifePay Plus rider: (1) on the contract date – equal to the initial premium; or (2) after the contract date – equal to the contract value on the rider effective date.

The Voya LifePay Plus Death Benefit Base is increased by the dollar amount of any subsequent premiums and subject to any withdrawal adjustments. The Voya LifePay Plus Death Benefit Base is reduced by the dollar amount of any withdrawals for payment of third-party investment advisory fees before the Lifetime Withdrawal Phase begins, and for any withdrawals once the Lifetime Withdrawal Phase begins that are not Excess Withdrawals, including withdrawals for payment of third-party investment advisory fees. The Voya LifePay Plus Death Benefit Base is subject to a proportional reduction for an Excess Withdrawal. **Please see "Voya LifePay Plus Base – Withdrawals and Excess Withdrawals" above for more information.**

There is no additional charge for the death benefit associated with the Voya LifePay Plus rider. Please note that the Voya LifePay Plus Death Benefit Base is not eligible to participate in Annual Ratchets or 6% Compounding Step-Ups (Quarterly Ratchets and 7% Compounding Step-Ups if this rider was purchased before January 12, 2009).

In the event the Voya LifePay Plus Death Benefit Base is greater than zero when the Voya LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, each periodic payment reduces the Voya LifePay Plus Death Benefit Base dollar for dollar until the earlier date of the Voya LifePay Plus Death Benefit Base being reduced to zero or the annuitant's death. Upon the annuitant's death, any remaining Voya LifePay Plus death benefit is payable to the beneficiary in a lump sum.

Spousal Continuation. If the surviving spouse of the deceased owner continues the Contract **(see "DEATH BENEFIT CHOICES – Continuation After Death – Spouse")**, the rider will also continue, provided the spouse becomes the annuitant and sole owner. At the time the Contract is continued, the Voya LifePay Plus Base is recalculated to equal the contract value, inclusive of the guaranteed death benefit – UNLESS the continuing spouse is a joint owner and the original annuitant, OR the Lifetime Withdrawal Phase has not yet begun. In this case, the Voya LifePay Plus Base is recalculated to equal the greater of: (1) the contract value, inclusive of the guaranteed death benefit; and (2) the last calculated Voya LifePay Plus Base, subject to a proportional adjustment for any withdrawals before spousal continuation. Regardless, the Voya LifePay Plus rider's guarantees resume on the next quarterly contract anniversary following spousal continuation. Any withdrawals after spousal continuation of the Contract but before the Voya LifePay Plus rider's guarantees resume are Excess Withdrawals. The Voya LifePay Plus rider remains eligible for the Annual Ratchet upon recalculation of the Voya LifePay Plus Base (Quarterly Ratchets if this rider was purchased before January 12, 2009).

The Maximum Annual Withdrawal is also recalculated at the same time as the Voya LifePay Plus Base; however, there is no Maximum Annual Withdrawal upon spousal continuation until the Lifetime Withdrawal Phase begins on the date of the first withdrawal after spousal continuation, SO LONG AS the annuitant is age 59½. The Maximum Annual Withdrawal is recalculated to equal the applicable Maximum Annual Withdrawal Percentage, based on the new annuitant's age, multiplied by the Voya LifePay Plus Base. There is no adjustment to the Additional Withdrawal Amount upon spousal continuation of the Voya LifePay Plus rider for a Contract subject to the Required Minimum Distribution rules of the Tax Code. Any withdrawals before the owner's death and spousal continuation are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Please note, if the contract value is greater than the Voya LifePay Plus Base on the date the Lifetime Withdrawal Phase begins, then the Voya LifePay Plus Base will be set equal to the contract value before the Maximum Annual Withdrawal is first calculated. Also, upon spousal continuation, the Voya LifePay Plus Death Benefit Base equals the Voya LifePay Plus Death Benefit Base before the owner's death, subject to any proportional adjustment for any withdrawals before spousal continuation of the rider.

Contrary to the Voya Joint LifePay Plus rider, spousal continuation of the Voya LifePay Plus rider would likely NOT take effect at the same time as the Contract is continued. As noted above, the Voya LifePay Plus rider provides for spousal continuation only on a quarterly contract anniversary (subject to the spouse becoming the annuitant and sole owner). So if you are concerned about the availability of benefits being interrupted with spousal continuation of the Voya LifePay Plus rider, you might instead want to purchase the Voya Joint LifePay Plus rider.

Change of Owner or Annuitant. The Voya LifePay Plus rider terminates (with the rider's charge assessed proportionally) upon any ownership change or change of annuitant, except for:

- Spousal continuation as described above;
- Change of owner from one custodian to another custodian;
- Change of owner from a custodian for the benefit of an individual to the same individual;
- Change of owner from an individual to a custodian for the benefit of the same individual;
- Collateral assignments;
- Change in trust as owner where the individual owner and the grantor of the trust are the same individual;
- Change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual;
- Change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual; and
- Change of owner pursuant to a court order.

Surrender Charges. Once the Lifetime Withdrawal Phase begins, your withdrawals within a contract year up to the Maximum Annual Withdrawal (and any applicable Additional Withdrawal Amount) are not subject to surrender charges. We waive any surrender charges otherwise applicable to your withdrawal in a contract year that is less than or equal to the Maximum Annual Withdrawal. Excess Withdrawals are subject to surrender charges, whether or not the Lifetime Withdrawal Phase has begun. Once your contract value is reduced to zero, any periodic payments under the Voya LifePay Plus rider would not be subject to surrender charges. Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted.

Loans. No loans are permitted on Contracts with the Voya LifePay Plus rider.

Taxation. For more information about the tax treatment of amounts paid to you under the Voya LifePay Plus Rider, **see "FEDERAL TAX CONSIDERATIONS – Tax Consequences of Living Benefits and Enhanced Death Benefits."**

> **Important Note:**
> *The below information pertains to the form of the Voya Joint LifePay Plus rider available for sale beginning on and after April 28, 2008, through March 15, 2010, in states where approved.* ***If this form of the Voya Joint LifePay Plus rider is not yet approved for sale in your state, or if you purchased a prior version, please see APPENDIX J and APPENDIX K for more information.***

Voya Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya Joint LifePay Plus") Rider

The Voya Joint LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of both you and your spouse, even if these withdrawals reduce your contract value to zero. You may wish to purchase this rider if you are married and concerned that you and your spouse may outlive your income.

Eligibility. The Voya Joint LifePay Plus rider is only available for purchase by individuals who are married at the time of purchase (spouses) and eligible to elect spousal continuation (as defined by the Tax Code) of the Contract when the death benefit becomes payable, subject to the owner, annuitant and beneficiary requirements below. The maximum issue age is 80. Both spouses must meet the issue age requirement. The issue age is the age of each owner on the rider effective date. The Voya Joint LifePay Plus rider is subject to broker/dealer availability. **Please note that the Voya Joint LifePay Plus rider will not be issued unless the required owner, annuitant and beneficiary designations are met, and until your contract value is allocated in accordance with the investment option restrictions described in "Investment Option Restrictions," below.**

Contracts issued on and after November 1, 2004, are eligible for the Voya Joint LifePay Plus rider, subject to the conditions, requirements and limitations of the prior paragraph. Such Contracts must not already have a living benefit rider. Or if your Contract already has the Voya Joint LifePay or Voya Joint LifePay Plus rider, then you may be eligible to elect this version of the Voya Joint LifePay Plus rider for a limited time. There is an election form for this purpose. Please contact Customer Service for more information.

Owner, Annuitant and Beneficiary Designations. For nonqualified Contracts: (1) joint owners must be spouses, and one of the owners the annuitant; and (2) for a Contract with only one owner, the owner's spouse must be the sole primary beneficiary. For qualified Contracts, there may only be one owner who must also be the annuitant, and then the owner's spouse must also be the sole primary beneficiary. Non-natural, custodial owners are only allowed with IRAs. Owner and beneficiary designations for custodial IRAs must be the same as for any other qualified Contract. The annuitant must be the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and owner's spouse. We do not maintain individual owner and beneficiary designations for custodial IRAs. In no event are joint annuitants allowed. We reserve the right to verify the date of birth and social security number of both spouses.

Rider Effective Date. The rider effective date is the date that coverage under the Voya Joint LifePay Plus rider begins. If you purchase the Voya Joint LifePay Plus rider when the Contract is issued, the rider effective date is also the contract date. If the Voya Joint LifePay Plus rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date.

Active Spouse. An Active Spouse is the person (people) upon whose life and age the guarantees are calculated under the Voya Joint LifePay Plus rider. There must be two Active Spouses when you purchase the Voya Joint LifePay Plus rider, who are married to each other and either are joint owners, or for a Contract with only one owner, the spouse must be the sole primary beneficiary. You cannot add an Active Spouse after the rider effective date. In general, changes in ownership of the Contract, the annuitant and/or beneficiary would result in one spouse being deactivated (the spouse is thereafter inactive). An inactive spouse is **not** eligible to exercise any rights or receive any benefits under the Voya Joint LifePay Plus rider, including continuing the Voya Joint LifePay Plus rider upon spousal continuation of the Contract. Once an Active Spouse is deactivated, the spouse may not become an Active Spouse again. Specific situations that would result in a spouse being deactivated include:

- For nonqualified Contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the Contract), or the change of one joint owner to a person other than an Active Spouse;
- For nonqualified Contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an Active Spouse or any change of beneficiary (including the addition of primary beneficiaries); or
- The spouse's death.

An owner may also request that a spouse be deactivated. Both owners must agree when there are joint owners. **However, all charges for the Voya Joint LifePay Plus rider would continue to apply, even after a spouse is deactivated, regardless of the reason. So please be sure to understand the impact of any beneficiary or owner changes on the Voya Joint LifePay Plus rider before requesting any changes.** Also, please note that a divorce terminates the ability of an ex-spouse to continue the Contract. **See "Divorce" below for more information.**

Charge. The charge for the Voya Joint LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
1.50%	1.05%

This quarterly charge is a percentage of the Voya LifePay Plus Base. The current annual charge is 0.95% if this rider was purchased after April 28, 2008, and before January 12, 2009. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter following the rider effective date. If the rider is elected at contract issue, the rider effective date is the same as the contract date. If the rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date. The charge will be assessed proportionally when the rider is terminated. Charges will no longer be deducted once your rider enters the Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs when your contract value is reduced to zero and other conditions are met. We reserve the right to increase the charge for the Voya Joint LifePay Plus rider upon the Annual Ratchet once the Lifetime Withdrawal Phase begins. Before January 12, 2009, we reserve the right to increase the charge for the Voya Joint LifePay Plus rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of this rider, subject to the maximum annual charge. We promise not to increase the charge for your first five contract years. **For more information about how this rider works, please see "LIVING BENEFIT RIDERS –** *Voya Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya Joint LifePay Plus") Rider.***"**

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. **For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see APPENDIX C.**

No Cancellation. Once you purchase the Voya Joint LifePay Plus rider, you may not cancel it unless you: (1) cancel the Contract during the Contract's free look period; (2) surrender the Contract; (3) begin the income phase and start receiving annuity payments; or (4) otherwise terminate the Contract pursuant to its terms. These events automatically cancel the Voya Joint LifePay Plus rider.

Termination. The Voya Joint LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you and your spouse while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you: (1) terminate your Contract pursuant to its terms during the accumulation phase, surrender your Contract, or begin receiving income phase payments in lieu of payments under the Voya Joint LifePay Plus rider; or (2) die during the accumulation phase (first owner to die if there are multiple contract owners, or death of annuitant if contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract (and your spouse is an Active Spouse). The Voya Joint LifePay Plus rider also terminates with a change in contract ownership (other than a spousal beneficiary continuation your death by an Active Spouse). Other circumstances that may cause the Voya Joint LifePay Plus rider to terminate automatically are discussed below.

Highlights. *This paragraph introduces the terminology of the Voya Joint LifePay Plus rider and how its components generally work together. Benefits and guarantees are subject to the terms, conditions and limitations of the Voya Joint LifePay Plus rider. More detailed information follows below, with the capitalized words that are underlined indicating headings for ease of reference.* The Voya Joint LifePay Plus rider guarantees an amount available for withdrawal from the Contract in any contract year once the Lifetime Withdrawal Phase begins – we use the Voya LifePay Plus Base as part of the calculation of the Maximum Annual Withdrawal. The guarantee continues when the Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, at which time we will pay you periodic payments in an annual amount equal to the Maximum Annual Withdrawal (since contract value would be zero) until the last Active Spouse's death. The Voya LifePay Plus Base is eligible for Annual Ratchets and 6% Compounding Step-Ups (Quarterly Ratchets and 7% Compounding Step-Ups if this rider was purchased before January 12, 2009), and subject to adjustment for any Excess Withdrawals. The Voya Joint LifePay Plus rider has an allowance for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that would otherwise be Excess Withdrawals. The Voya Joint LifePay Plus rider has a death benefit that is payable upon the owner's death only when the Voya LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The Voya Joint LifePay Plus rider allows for spousal continuation.

Voya LifePay Plus Base. The Voya LifePay Plus Base is first calculated when you purchase the Voya Joint LifePay Plus rider: (1) on the contract date – equal to the initial premium; or (2) after the contract date – equal to the contract value on the effective date of the rider.

The Voya LifePay Plus Base is increased, dollar for dollar, by any subsequent premiums. We refer to the Voya LifePay Plus Base as the MGWB Base in the Voya Joint LifePay Plus rider.

Withdrawals and Excess Withdrawals. Once the Lifetime Withdrawal Phase begins, withdrawals within a contract year up to the Maximum Annual Withdrawal, including for payment of third-party investment advisory fees, have no impact on the Voya LifePay Plus Base. These withdrawals will not incur surrender charges, or a negative Market Value Adjustment associated with any Fixed Account Allocations.

Say, for example, the current contract value is $90,000 on a Contract with the Voya Joint LifePay Plus rider in the Lifetime Withdrawal Phase. The Voya LifePay Plus Base is $100,000, and the Maximum Annual Withdrawal is $5,000. Even though a withdrawal of $5,000 would reduce the contract value to $85,000, the Voya LifePay Plus Base would remain at its current level (as would the Maximum Annual Withdrawal as well) since the withdrawal did not exceed the Maximum Annual Withdrawal. See below for more information about the Maximum Annual Withdrawal.

An Excess Withdrawal is a withdrawal either before the Lifetime Withdrawal Phase begins (except for payment of third-party investment advisory fees), or once the Lifetime Withdrawal Phase begins, any portion of a withdrawal during a contract year that exceeds the Maximum Annual Withdrawal. An Excess Withdrawal will cause a proportional reduction of the Voya LifePay Plus Base – in the same proportion as contract value is reduced by the portion of the withdrawal that is considered excess, inclusive of surrender charges, or Market Value Adjustment associated with any Fixed Account Allocations (rather than the total amount of the withdrawal). An Excess Withdrawal will also cause the Maximum Annual Withdrawal to be recalculated. **See APPENDIX H, Illustrations 1, 2 and 6 for examples of the consequences of an Excess Withdrawal.**

Please note that any withdrawals before the rider effective date in the same contract year when the Voya Joint LifePay Plus rider is added after contract issue are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Annual Ratchet. The Voya LifePay Plus Base is recalculated on each contract anniversary – to equal the greater of: (1) the current Voya LifePay Plus Base; or (2) the current contract value. We call this recalculation the Annual Ratchet.

If this rider was purchased before January 12, 2009, the Voya LifePay Plus Base is recalculated on each quarterly contract anniversary (once each quarter of a contract year from the contract date). We call this recalculation a Quarterly Ratchet.

Once the Lifetime Withdrawal Phase begins, we reserve the right to increase the charge for the Voya Joint LifePay Plus rider upon the Annual Ratchet. You will never pay more than new issues of the Voya Joint LifePay Plus rider, subject to the maximum annual charge, and we promise not to increase the charge for your first five contract years. We will notify you in writing not less than 30 days before a charge increase. You may avoid the charge increase by canceling the forthcoming Annual Ratchet. Our written notice will outline the procedure you will need to follow to do so. Please note, however, from then on the Voya LifePay Plus Base would no longer be eligible for **any** Annual Ratchets, so the Maximum Annual Withdrawal Percentage would not be eligible to increase. **More information about the Maximum Annual Withdrawal Percentages is below under "Maximum Annual Withdrawal."** Our written notice will also remind you of the consequences of canceling the forthcoming Annual Ratchet.

If this rider was purchased before January 12, 2009, we reserve the right to increase the charge for this rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of the rider, subject to the maximum annual charge, and we promise not to increase the charge for your first five contract years. Canceling a forthcoming Quarterly Ratchet to avoid the charge increase will have the same outcome.

6% Compounding Step-Up. The Voya LifePay Plus Base is recalculated on each of the first ten contract anniversaries after the rider effective date, SO LONG AS you took no withdrawals during the preceding contract year – to equal the greatest of: (1) the current Voya LifePay Plus Base; (2) the current contract value; and (3) the Voya LifePay Plus Base on the previous contract anniversary, increased by 6%, plus any premiums received and minus any withdrawals for payment of third-party investment advisory fees since the previous contract anniversary. We call this recalculation a 6% Compounding Step-Up.

If this rider was purchased before January 12, 2009, the step-up is 7%, which we call a 7% Compounding Step-Up.

Please note that there are no partial 6% Compounding Step-Ups. The 6% Compounding Step-Up is **not** assessed proportionally. So for existing Contracts to which this rider is attached (a post Contract issuance election), the first opportunity for a 6% Compounding Step-Up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date.

If this rider was purchased before January 12, 2009, the step-up is 7%, which we call the 7% Compounding Step-Up. The 7% Compounding Step-Up is **not** assessed proportionally.

Say, for example, that with a Contract purchased on January 1, 2007, the contract owner decides to add the Voya Joint LifePay Plus rider on March 15, 2007. The rider effective date is April 1, 2007, which is the date of the Contract's next following quarterly contract anniversary. Because on January 1, 2008, a full contract year will not have elapsed since the rider effective date, the Voya LifePay Plus Base will not be eligible for a step-up. Rather, the first opportunity for a step-up with this Contract is on January 1, 2009.

Lifetime Withdrawal Phase. The Lifetime Withdrawal Phase begins on the date of your first withdrawal (except those for payment of third-party investment advisory fees), SO LONG AS the youngest Active Spouse is age 59½. On this date, the Voya LifePay Plus Base is recalculated to equal the greater of the current Voya LifePay Plus Base or the current contract value. The Lifetime Withdrawal Phase will continue until the earliest of:

- The date annuity payments begin **(see "THE ANNUITY OPTIONS")**;
- Reduction of the contract value to zero by an Excess Withdrawal;
- Reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;
- Surrender of the Contract;
- The death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary is an Active Spouse who elects to continue the Contract; or
- The last Active Spouse dies.

The Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status in the event contract value is reduced to zero other than by an Excess Withdrawal. **Please see "Lifetime Automatic Periodic Benefit Status" below for more information.**

Maximum Annual Withdrawal. The Maximum Annual Withdrawal is the amount that the Voya Joint LifePay Plus rider guarantees to be available for withdrawal from the Contract in any contract year. The Maximum Annual Withdrawal is first calculated when the Lifetime Withdrawal Phase begins and equals the applicable Maximum Annual Withdrawal Percentage, based on the younger Active Spouse's age, multiplied by the Voya LifePay Plus Base.

The Maximum Annual Withdrawal Percentages are:

	Ages
4%	59½ to 64
5%	65 to75
6%	76 to79
7%	80+

If this rider was purchased before January 12, 2009, the Maximum Annual Withdrawal Percentages are:

	Ages
4%	59½ to 64
5%	65 to 69
6%	70 to 79
7%	80+

The Maximum Annual Withdrawal is thereafter recalculated whenever the Voya LifePay Plus Base is recalculated, for example, upon the Annual Ratchet or 6% Compounding Step-Up (Quarterly Ratchet or 7% Compounding Step-Up if this rider was purchased before January 12, 2009). Also, the Maximum Annual Withdrawal Percentage can increase with the Annual Ratchet as the younger Active Spouse grows older.

In the event on the date the Lifetime Withdrawal Phase begins the contract value is greater than the Voya LifePay Plus Base, then before the Maximum Annual Withdrawal is first calculated, the Voya LifePay Plus Base will be set equal to the contract value. The greater the Voya LifePay Plus Base, the greater the amount guaranteed to be available to you for withdrawals under the Voya Joint LifePay Plus rider in calculating the Maximum Annual Withdrawal for the first time. Also, if the Contract's annuity commencement date is reached while the Voya Joint LifePay Plus rider is in the Lifetime Withdrawal Phase, then you may elect a life only annuity option, in lieu of the Contract's other annuity options, under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal. **For more information about the Contract's annuity options, see "THE ANNUITY OPTIONS."**

Required Minimum Distributions. The Voya Joint LifePay Plus rider allows for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that exceed the Maximum Annual Withdrawal without causing a proportional reduction of the Voya LifePay Plus Base and recalculation of the Maximum Annual Withdrawal. If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, then an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal. Once you have taken the Maximum Annual Withdrawal for the then current contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year – without constituting an Excess Withdrawal. **See APPENDIX H, Illustration 3 for an example.**

Withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts are Excess Withdrawals that will cause a proportional reduction of the Voya LifePay Plus Base and the Maximum Annual Withdrawal to be recalculated. **See APPENDIX H, Illustration 5 for an example of the consequences of an Excess Withdrawal with an Additional Withdrawal Amount.** The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any amount remaining will expire. **See APPENDIX H, Illustration 4 for an example of the Additional Withdrawal Amount being carried over. Please note that there is no adjustment to the Additional Withdrawal Amount for Annual Ratchets (Quarterly Ratchets if this rider was purchased before January 12, 2009) or upon spousal continuation of the Voya Joint LifePay Plus Rider.**

Lifetime Automatic Periodic Benefit Status. The Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status when your contract value is reduced to zero other than by an Excess Withdrawal. (A withdrawal in excess of the Maximum Annual Withdrawal that causes your contract value to be reduced to zero will terminate the Voya Joint LifePay Plus rider.) You will no longer be entitled to make withdrawals, but instead will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal. When the rider enters Lifetime Automatic Periodic Benefit Status: (1) the Contract will provide no further benefits (including death benefits) other than as provided under the Voya Joint LifePay Plus rider; (2) no further premium payments will be accepted; and (3) any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the last Active Spouse at which time both the rider and the Contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the last Active Spouse's death.

If when the Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the first contract anniversary following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

In the event contract value is reduced to zero before the Lifetime Withdrawal Phase begins, Lifetime Automatic Periodic Benefit Status is deferred until the contract anniversary on or after the youngest Active Spouse is age 59½. During this time, the Voya Joint LifePay Plus rider's death benefit remains payable upon the last Active Spouse's death. Also, the Voya LifePay Plus Base remains eligible for the 6% Compounding Step-Ups (7% Compounding Step-Ups if this rider was purchased before January 12, 2009). Once the Voya Joint LifePay Plus rider enters the Lifetime Automatic Periodic Benefit Status, periodic payments will begin in an annual amount equal to the applicable Maximum Annual Withdrawal Percentage, based on the youngest Active Spouse's age, multiplied by the Voya LifePay Plus Base. If an Active Spouse were to die while Lifetime Automatic Periodic Benefit Status is deferred, then when the Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, and the annual amount of the periodic payments, would be based on the remaining Active Spouse's age.

You may elect to receive systematic withdrawals pursuant to the terms of the Contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your Contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made annually, then the payments will be made on the next business day following each contract anniversary.

Investment Option Restrictions. While the Voya Joint LifePay Plus rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least a specified percentage of such contract value in the Fixed Allocation Funds, which depends on the rider's purchase date:

Rider Purchase Date	Fixed Allocation Fund Percentage
Currently	30%
Before January 12, 2009	25%
Before October 6, 2008	20%

See "Fixed Allocation Funds Automatic Rebalancing," below. We have these investment option restrictions to lessen the likelihood we would have to make payments under this rider. We require this allocation regardless of your investment instructions to the Contract. The Voya Joint LifePay Plus rider will not be issued until your contract value is allocated in accordance with these investment option restrictions. The timing of when and how we apply these investment option restrictions is discussed further below.

Accepted Funds. The currently available Accepted Funds are listed in **APPENDIX N**. No rebalancing is necessary when contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days' notice to you. If a change is made, the change will apply to contract value allocated to such funds after the date of the change.

Fixed Allocation Funds. The currently available Fixed Allocation Funds are listed in **APPENDIX N**. You may allocate your contract value to one or more Fixed Allocation Funds. We consider the Voya Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All investment portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than the specified percentage of the total contract value allocated among the Fixed Allocation Funds and Other Funds on any Voya Joint LifePay Plus Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that the specified percentage of this amount is allocated to the Fixed Allocation Funds. The specified percentage depends on the rider's purchase date. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done proportionally from the Other Funds to the Fixed Allocation Funds and will be the last transaction processed on that date. The Voya Joint LifePay Plus Rebalancing Dates occur on each contract anniversary and after the following transactions:
- Receipt of additional premiums;
- Transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
- Withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See **"APPENDIX I – *Examples of Fixed Allocation Funds Automatic Rebalancing.*"** You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in it**. See "APPENDIX I –** *Examples of Fixed Allocation Funds Automatic Rebalancing***, Example I." By electing to purchase the Voya Joint LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the Voya Joint LifePay Plus rider if you do not wish to have your contract value reallocated in this manner.**

Divorce. Generally, in the event of divorce, the spouse who retains ownership of the Contract will continue to be entitled to all rights and benefits of the Voya Joint LifePay Plus rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during the Lifetime Withdrawal Phase, the Voya Joint LifePay Plus rider would continue until the owner's death (first owner in the case of joint owners, or annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the Voya Joint LifePay Plus rider cannot be continued by the new spouse. As a result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal would be considered a withdrawal for purposes of the Voya LifePay Plus Base. **See "Voya LifePay Plus Base – Withdrawals and Excess Withdrawals" above.** In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change in the amount of your periodic payments. Payments will continue until both spouses are deceased.

Death of Owner or Annuitant. The Voya Joint LifePay Plus rider terminates (with the rider's charges pro-rated) on the earlier of the date of death of the last Active Spouse, or when the surviving spouse decides not to continue the Contract.

Voya LifePay Plus Death Benefit Base. The Voya Joint LifePay Plus rider has a death benefit that is payable upon the first owner's death only when the Voya LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The Voya LifePay Plus Death Benefit Base is first calculated when you purchase the Voya Joint LifePay Plus rider: (1) on the contract date – equal to the initial premium; or (2) after the contract date – equal to the contract value on the rider effective date.

The Voya LifePay Plus Death Benefit Base is increased by the dollar amount of any subsequent premiums and subject to any withdrawal adjustments. The Voya LifePay Plus Death Benefit Base is reduced by the dollar amount of any withdrawals for payment of third-party investment advisory fees before the Lifetime Withdrawal Phase begins, and for any withdrawals once the Lifetime Withdrawal Phase begins that are not Excess Withdrawals, including withdrawals for payment of third-party investment advisory fees. The Voya LifePay Plus Death Benefit Base is subject to a proportional reduction for an Excess Withdrawal. **Please see "Voya LifePay Plus Base – Withdrawals and Excess Withdrawals" above for more information.**

There is no additional charge for the death benefit associated with the Voya Joint LifePay Plus rider. Please note that the Voya LifePay Plus Death Benefit Base is not eligible to participate in Annual Ratchets or 6% Compounding Step-Ups (Quarterly Ratchets and 7% Compounding Step-Ups if this rider was purchased before January 12, 2009).

In the event the Voya LifePay Plus Death Benefit Base is greater than zero when the Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, each periodic payment reduces the Voya LifePay Plus Death Benefit Base dollar for dollar until the earlier date of the Voya LifePay Plus Death Benefit Base being reduced to zero or the last Active Spouse's death. Upon the last Active Spouse's death, any remaining Voya LifePay Plus death benefit is payable to the beneficiary in a lump sum.

Spousal Continuation. If the surviving spouse of the deceased owner continues the Contract **(see "DEATH BENEFIT CHOICES – Continuation After Death – Spouse")**, the rider will also continue, SO LONG AS the surviving spouse in an Active Spouse. At that time, the Voya LifePay Plus Base is recalculated to equal the greater of: (1) the contract value, inclusive of the guaranteed death benefit; and (2) the last calculated Voya LifePay Plus Base, subject to a proportional adjustment for any withdrawals before spousal continuation.

The Maximum Annual Withdrawal is also recalculated; however, there is no Maximum Annual Withdrawal upon spousal continuation until the Lifetime Withdrawal Phase begins on the date of the first withdrawal after spousal continuation, SO LONG AS the last Active Spouse is age 59½. The Maximum Annual Withdrawal is recalculated to equal the applicable Maximum Annual Withdrawal Percentage, based on the last Active Spouse's age, multiplied by the Voya LifePay Plus Base. There is no adjustment to the Additional Withdrawal Amount upon spousal continuation of the Voya Joint LifePay Plus rider for a Contract subject to the Required Minimum Distribution rules of the Tax Code. Any withdrawals before the owner's death and spousal continuation are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Please note, if the contract value is greater than the Voya LifePay Plus Base on the date the Lifetime Withdrawal Phase begins, then the Voya LifePay Plus Base will be set equal to the contract value before the Maximum Annual Withdrawal is first calculated. Also, upon spousal continuation, the Voya LifePay Plus Death Benefit Base equals the Voya LifePay Plus Death Benefit Base before the owner's death, subject to any proportional adjustment for any withdrawals before spousal continuation of the rider.

Change of Owner or Annuitant. The Voya Joint LifePay Plus rider terminates (with the rider's charge assessed proportionally) upon an ownership change or change of annuitant, except for:
- Spousal continuation as described above;
- Change of owner from one custodian to another custodian;
- Change of owner from a custodian for the benefit of an individual to the same individual (owner's spouse must be named sole primary beneficiary to remain an Active Spouse);
- Change of owner from an individual to a custodian for the benefit of the same individual;
- Collateral assignments;
- For nonqualified Contracts only, the addition of a joint owner, provided the added joint owner is the original owner's spouse and is an Active Spouse when added as a joint owner;
- For nonqualified Contracts only, the removal of a joint owner, provided the removed joint owner is an Active Spouse and becomes the sole primary beneficiary; and
- Change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner, provided both spouses are Active Spouses at the time of the change.

Surrender Charges. Once the Lifetime Withdrawal Phase begins, your withdrawals within a contract year up to the Maximum Annual Withdrawal (and any applicable Additional Withdrawal Amount) are not subject to surrender charges. We waive any surrender charges otherwise applicable to your withdrawal in a contract year that is less than or equal to the Maximum Annual Withdrawal. Excess Withdrawals are subject to surrender charges, whether or not the Lifetime Withdrawal Phase has begun. Once your contract value is reduced to zero, any periodic payments under the Voya Joint LifePay Plus rider would not be subject to surrender charges. Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted.

Loans. No loans are permitted on Contracts with the Voya Joint LifePay Plus rider.

Taxation. For more information about the tax treatment of amounts paid to you under the Voya Joint LifePay Plus Rider**, see "FEDERAL TAX CONSIDERATIONS – Tax Consequences of Living Benefits and Enhanced Death Benefits."**

WITHDRAWALS

Except under certain qualified Contracts, you may withdraw all or part of your money any time during the accumulation phase and before the death of the contract owner. If you request a withdrawal for more than 90% of the cash surrender value and the remaining cash surrender value after the withdrawal is less than $2,500, we will treat it as a request to surrender the Contract. If any single withdrawal or the sum of withdrawals exceeds the Free Withdrawal Amount you will incur a surrender charge. The Free Withdrawal Amount is the total of (1) your cumulative earnings (which is your contract value less premium payments received and prior withdrawals); and (2) 10% of premium payments not previously withdrawn received within eight years prior to the date of the withdrawal.

You need to submit to us a request specifying the Fixed Interest Allocations or subaccounts from which to withdraw amounts, otherwise we will make the withdrawal proportionally from all of the subaccounts in which you are invested. If there is not enough contract value in the subaccounts, we will deduct the balance of the withdrawal from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until we have honored your request. We will apply a Market Value Adjustment to any withdrawal from your Fixed Interest Allocation taken more than 30 days before its maturity date. Definitive guidance on the proper federal tax treatment of the Market Value Adjustment has not been issued. You may want to discuss the potential tax consequences of a Market Value Adjustment with your tax and/or legal adviser. We will determine the contract value as of the close of business on the day we receive your withdrawal request at Customer Service. The contract value may be more or less than the premium payments made.

If any limitation allocations to the Restricted Funds has been exceeded, subsequent withdrawals must be taken so that the percentage of contract value in the Restricted Funds following the withdrawal would not be greater than the percentage of contract value in the Restricted Funds prior to the withdrawal. So in this event, you would either need to take your withdrawal from the Restricted Funds or proportionally from all variable subaccounts.

Please be aware that the benefit we pay under certain optional benefit riders may be reduced by any withdrawals you take while the optional benefit rider is in effect. Withdrawals may be subject to taxation and tax penalties.

We offer the following three withdrawal options:

Regular Withdrawals

After the free look period, you may make regular withdrawals. Each withdrawal must be a minimum of $100. We will apply a Market Value Adjustment to any regular withdrawal you take from a Fixed Interest Allocation more than 30 days before its maturity date. **See APPENDIX C for more information the application of Market Value Adjustment.**

Systematic Withdrawals

You may choose to receive automatic systematic withdrawal payments: (1) from the contract value in the subaccounts in which you are invested; or (2) from the interest earned in your Fixed Interest Allocations. You may not elect the systematic withdrawal option if you are taking IRA withdrawals. Systematic withdrawals may be taken monthly, quarterly or annually. If you have contract value allocated to one or more Restricted Funds, and you elect to receive systematic withdrawals from the subaccounts in which you are invested, the systematic withdrawals must be taken proportionally from all subaccounts in which contract value is invested. If you do not have contract value allocated to a Restricted Fund and choose systematic withdrawals on a non-proportional basis, we will monitor the withdrawals annually. If you subsequently allocate contract value to one or more Restricted Funds, we will require you to take your systematic withdrawals proportionally from all subaccounts in which contract value is invested. There is no additional charge for this feature.

You decide the date on which you would like your systematic withdrawals to start. This date must be at least 30 days after the Contract Date and no later than the 28th day of the month. Subject to these rules, if you have not indicated the date, your systematic withdrawals will occur on the next business day after your Contract Date (or the monthly or quarterly anniversary thereof) for your desired frequency.

Each systematic withdrawal amount must be a minimum of $100. The amount of your systematic withdrawal can either be: (1) a fixed dollar amount; or (2) an amount based on a percentage of the premiums not previously withdrawn from the subaccounts in which you are invested. Both forms of systematic withdrawals are subject to the applicable maximum as shown below, which is calculated on each withdrawal date:

Frequency	Maximum Percentage of Premiums not Previously Withdrawn
Monthly	0.83%
Quarterly	2.50%
Annually	10.00%

A fixed dollar systematic withdrawal of less than $100 on any withdrawal date will terminate your systematic withdrawal. Your fixed dollar systematic withdrawals will never exceed the maximum percentage. If you want fixed dollar systematic withdrawals to exceed the maximum percentage and are willing to incur associated surrender charges, consider the Fixed Dollar Systematic Withdrawal Feature discussed below which you may add to your regular fixed dollar systematic withdrawal program.

If your systematic withdrawal is based on a percentage of the premiums not previously withdrawn from the subaccounts in which you are invested, and the amount to be withdrawn based on that percentage would be less than $100, we will automatically increase the amount to $100 as long as it does not exceed the maximum percentage. If the systematic withdrawal would exceed the maximum percentage, we will send the amount, and then automatically cancel your systematic withdrawal option.

We limit systematic withdrawals from Fixed Interest Allocations to interest earnings during the prior month, quarter, or year, depending on the frequency you chose. Systematic withdrawals are not subject to a Market Value Adjustment, unless you have added the Fixed Dollar Systematic Withdrawal Feature discussed below and the payments exceed interest earnings. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(q) and 72(t) distributions. A Fixed Interest Allocation may not participate in both the systematic withdrawal option and the dollar cost averaging program at the same time.

You may change the amount or percentage of your systematic withdrawal once each contract year or cancel this option at any time by sending satisfactory notice to Customer Service at least 7 days before the next scheduled withdrawal date. If you submit a subsequent premium payment after you have applied for systematic withdrawals, we will not adjust future withdrawals under the systematic withdrawal program unless you specifically request that we do so. The systematic withdrawal option may commence in a contract year where a regular withdrawal has been taken but you may not change the amount or percentage of your withdrawals in any contract year during which you have previously taken a regular withdrawal.

Subject to availability, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the beneficiary's lifetime ("stretch"). Stretch payments will be subject to the same limitations as systematic withdrawals, and nonqualified stretch payments will be reported on the same basis as other systematic withdrawals.

Fixed Dollar Systematic Withdrawal Feature

You may add the Fixed Dollar Systematic Withdrawal Feature to your regular fixed dollar systematic withdrawal program. This feature allows you to receive a systematic withdrawal in a fixed dollar amount in addition to your systematic withdrawal program regardless of any potential impact of surrender charges or Market Value Adjustments. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(q) and 72(t) distributions. You choose the amount of the fixed systematic withdrawals, which may total up to an annual maximum of 10% of your premium payments not previously withdrawn as determined on the day we receive your election of this feature. We will not recalculate the maximum limit when you make additional premium payments, unless you instruct us to do so. We will assess a surrender charge on the withdrawal date if the withdrawal exceeds the maximum limit as calculated on the withdrawal date. We will assess a Market Value Adjustment on the withdrawal date if the withdrawal from a Fixed Interest Allocation exceeds your interest earnings on the withdrawal date. We will apply the surrender charge and any Market Value Adjustment directly to your contract value (rather than to the withdrawal) so that the amount of each systematic withdrawal remains fixed.

Fixed dollar systematic withdrawals, which are intended to satisfy the requirements of Section 72(q) or 72(t) of the Tax Code, may exceed the maximum. Such withdrawals are subject to surrender charges and Market Value Adjustments when they exceed the applicable maximum percentage.

IRA Withdrawals

If you have a non-Roth IRA Contract and will be at least age 70½ during the current calendar year, you may elect to have distributions made to you to satisfy requirements imposed by federal tax law. IRA withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service ("IRS") rules governing mandatory distributions under qualified plans. We will send you a notice before your distributions commence. You may elect to take IRA withdrawals at that time, or at a later date. You may not elect IRA withdrawals and participate in systematic withdrawals at the same time. If you do not elect to take IRA withdrawals, and distributions are required by federal tax law, distributions adequate to satisfy the requirements imposed by federal tax law may be made. Thus, if you are participating in systematic withdrawals, distributions under that option must be adequate to satisfy the mandatory distribution rules imposed by federal tax law.

You choose the frequency of your IRA withdrawals (monthly, quarterly or annually) and the start date. This date must be at least 30 days after the contract date and no later than the 28th day of the month. Subject to these rules, if you have not indicated the date, your IRA withdrawal will occur on the next business day after your contract date for your desired frequency.

You may request us to calculate the amount you are required to withdraw from your Contract each year based on the information you give us and various choices you make. For information regarding the calculation and choices you have, see the SAI. Or, we will accept your written instructions regarding the calculated amount required to be withdrawn from your Contract each year. The minimum dollar amount you can withdraw is $100. When we determine the required IRA withdrawal amount for a taxable year based on the frequency you select, if that amount is less than $100, we will pay $100.

You may change the payment frequency of your IRA withdrawals once each contract year or cancel this option at any time by sending satisfactory notice to Customer Service at least seven days before the next scheduled withdrawal date.

An IRA withdrawal from a Fixed Interest Allocation in excess of the amount allowed under systematic withdrawals will be subject to a Market Value Adjustment and may be subject to surrender charge.

Consult your tax and/or legal adviser regarding the tax consequences associated with taking withdrawals. You are responsible for determining that withdrawals comply with applicable law. A withdrawal made before the taxpayer reaches age 59½ may result in a 10% penalty tax. **See "FEDERAL TAX CONSIDERATIONS" for more details.**

TRANSFERS AMONG YOUR INVESTMENTS (EXCESSIVE TRADING POLICY)

Between the end of the free look period and the annuity start date, you may transfer your contract value among the subaccounts in which you are invested and your Fixed Interest Allocations. We currently do not charge you for transfers made during a contract year, but reserve the right to charge for each transfer after the twelfth transfer in a contract year. **We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgment or in accordance with applicable law.** We will apply a Market Value Adjustment to transfers from a Fixed Interest Allocation taken more than 30 days before its maturity date, unless the transfer is made under the dollar cost averaging program. Keep in mind that transfers between Covered Funds, Special Funds and Excluded Funds and other investment portfolios may negatively impact your death benefit or rider benefits.

If you allocate contract value to an investment option that has been designated as a Restricted Fund, your ability to transfer contract value to the Restricted Fund may be limited. A transfer to the Restricted Funds will not be permitted to the extent that it would increase the contract value in the Restricted Fund to more than the applicable limits following the transfer. We do not limit transfers from Restricted Funds. If the result of multiple reallocations is to lower the percentage of total contract value in the Restricted Fund, the reallocation will be permitted even if the percentage of contract value in the Restricted Fund is greater than the limit.

Please be aware that the benefit we pay under an optional benefit rider may be affected by certain transfers you make while the rider is in effect. Transfers, including those involving Special Funds or Excluded Funds, may also affect your optional rider base. **See "LIVING BENEFIT RIDERS."**

The minimum amount that you may transfer is $100 or, if less, your entire contract value held in a subaccount or a Fixed Interest Allocation. To make a transfer, you must notify Customer Service and all other administrative requirements must be met. We will determine transfer values at the end of the business day on which we receive the transfer request at Customer Service. If we receive your transfer request after 4 p.m. eastern time or the close of regular trading of the NYSE, we will make the transfer on the next business day.

Separate Account B and the Company will not be liable for following instructions communicated by telephone or other approved electronic means that we reasonably believe to be genuine. We may require personal identifying information to process a request for transfer made over the telephone, over the internet or other approved electronic means. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions, even if appropriate identifying information is provided.

Limits on Frequent or Disruptive Transfers

The Contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should be aware that:**

- **We suspend the Electronic Trading Privileges, as defined below, of any individual or organization if we determine, in our sole discretion, that the individual's or organization's transfer activity is disruptive or not in the best interest of other owners of our variable insurance and retirement products; and**
- **Each underlying fund may limit or restrict fund purchases and we will implement any limitation or restriction on transfers to an underlying fund as directed by that underlying fund.**

Consequently, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the Contract.

Excessive Trading Policy. We and the other members of the Voya family of companies that provide multi-fund variable insurance and retirement products, have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new premium payments, withdrawals and loans);
- Transfers associated with any scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the Voya family of companies or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit ("VRU"), telephone calls to Customer Service, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip in the prior twelve month period will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of the warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those which involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

We do not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners or, as applicable, to all contract owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the Voya family of companies, either by prospectus or stated contract, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the Contract. Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the company is required to share information regarding contract owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner transactions, this information may include personal contract owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's transactions if the fund determines that the contract owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of premium or contract value to the fund or all funds within the fund family.

Dollar Cost Averaging

You may elect to participate in our dollar cost averaging program through either the Voya Government Liquid Assets Portfolio or a Fixed Interest Allocation, subject to availability, starting 30 days after the contract date. These investment options serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to the subaccounts you specify. There is no additional charge for dollar cost averaging. Dollar cost averaging is not available with automatic rebalancing and may be subject to limited availability with systematic withdrawals.

We also may offer dollar cost averaging Fixed Interest Allocations for durations of six months and one year, subject to availability, exclusively for use with the dollar cost averaging program.

The dollar cost averaging program is designed to lessen the impact of market fluctuation your investment. Since we transfer the same dollar amount to other subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

Dollar cost averaging requires a minimum monthly transfer amount of $100. We will transfer all your money allocated to that source account into the subaccount(s) you specify in equal payments over the relevant duration. The last payment will include earnings accrued over duration. If you make an additional premium payment into a Fixed Interest Allocation subject to dollar cost averaging, the amount of your transfers under the dollar cost averaging program remains the same, unless you instruct us to increase the transfer amount.

Transfers under the dollar cost averaging program are not subject to a Market Value Adjustment. However, if you terminate the dollar cost averaging program for a dollar cost averaging Fixed Interest Allocation and there is money remaining in the dollar cost averaging Fixed Interest Allocation, we will transfer the remaining money to the Voya Government Liquid Assets Portfolio. Such transfer will trigger a Market Value Adjustment if the transfer is made more than 30 days before the maturity date of the dollar cost averaging Fixed Interest Allocation.

If you do not specify to which subaccounts you want to transfer the dollar amount of the source account, we will transfer the money to the subaccounts in which you are invested on a proportional basis, subject to any fund purchase restrictions. The transfer date is the same day each month as your contract date. If, on any transfer date, your contract value in a source account is equal or less than the amount you have elected to have transferred, the entire amount will be transferred and the program will end. You may terminate the dollar cost averaging program at any time by sending satisfactory notice to Customer Service at least seven days before the next transfer date.

Transfers under the dollar cost averaging program must be in compliance with the investment restrictions for the living benefit riders. If you set up dollar cost averaging transfers that are not in compliance with such restrictions, the fixed allocation funds automatic rebalancing feature of those living benefit riders will automatically rebalance the amounts to bring them into compliance.

You are permitted to transfer contract value to a Restricted Fund, subject to the limitations described above in this section and in "**THE FUNDS –** *Restricted Funds*." Compliance with the individual and aggregate Restricted Fund limits will be reviewed when the dollar cost averaging program is established. Transfers under the dollar cost averaging program must be within those limits. We will not review again your dollar cost averaging election for compliance with the individual and aggregate limits for investment in the Restricted Funds except in the case of the transactions described below:

- **Amount added to source account:** If you add amounts to the source account which would increase the amount to be transferred under the dollar cost averaging program, we will review the amounts to be transferred to ensure that the individual and aggregate limits are not being exceeded. If such limits would be exceeded, we will require that the dollar cost averaging transfer amounts be changed to ensure that the transfers are within the limits based on the then-current allocation of contract value to the Restricted Fund(s) and the then-current value of the amount designated to be transferred to that Restricted Fund(s);
- **Additional premium paid:** Up to the individual Restricted Fund percentage limit may be allocated to a Restricted Fund. If you request more than the individual limit be allocated to a Restricted Fund, we will look at the aggregate limit, subtract the current allocation to Restricted Funds, and subtract the current value of amounts to be transferred under the dollar cost averaging program to Restricted Funds. The excess, if any, is the maximum that may be allocated proportionally to the Restricted Funds; and

- **Reallocation request is made while the dollar cost averaging program is active:** If the reallocation would increase the amount allocated to Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to Restricted Funds and less the current value of any remaining amounts to be transferred under the dollar cost averaging program to the Restricted Funds.

We may offer additional subaccounts or fixed interest allocations as part of or withdraw any subaccount or Fixed Interest Allocation from the dollar cost averaging program, stop offering dollar cost averaging Fixed Interest Allocations or otherwise modify, suspend or terminate this program. Such change will not affect any dollar cost averaging programs in operation at the time.

Automatic Rebalancing

If you have at least $10,000 of contract value invested in the subaccounts of Separate Account B, you may elect to have your investments in the subaccounts automatically rebalanced. Automatic rebalancing is not available if you participate in dollar cost averaging. Automatic rebalancing will not take place during the free look period. Automatic rebalancing is subject to any fund purchase restrictions; however, transfers made pursuant to automatic rebalancing do not count toward the 12-transfer limit on free transfers. There is no additional charge for this feature.

You are permitted to reallocate between Restricted and non-Restricted Funds, subject to the limitations described above, in this section and in **"THE FUNDS – *Restricted Funds*."** If the reallocation would increase the amount allocated to the Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to all Restricted Funds.

We will transfer funds under your Contract on a quarterly, semi-annual, or annual calendar basis among the subaccounts to maintain the investment blend of your selected subaccounts. The minimum size of any allocation must be in full percentage points. Rebalancing does not affect any amounts that you have allocated to Fixed Account II. The program may be used in conjunction with the systematic withdrawal option only if withdrawals are taken proportionally.

To participate in automatic rebalancing, send satisfactory notice to Customer Service. We will begin the program on the last business day of the period in which we receive the notice. You may cancel the program at any time. The program will automatically terminate if you choose to reallocate your contract value among the subaccounts or if you make an additional premium payment or partial withdrawal on other than a proportional basis. Additional premium payments and partial withdrawals made proportionally will not cause the automatic rebalancing program to terminate.

The Company may change or discontinue the automatic rebalancing program at any time.

DEATH BENEFIT CHOICES

Death Benefit During the Accumulation Phase

During the accumulation phase, a death benefit (and earnings multiplier benefit, if elected) is payable when either the contract owner, or the first of joint owners or the annuitant (when a contract owner is not an individual) dies before the annuity start date. Assuming you are the contract owner, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the Contract. We calculate the death benefit value as of the close of the business day on which we receive written notice and due proof of death, as well as any required paperwork, at Customer Service ("claim date"). If your beneficiary wants to receive the death benefit on a date later than this, it may affect the amount of the benefit payable in the future. If there is a beneficiary who is not the spouse of the contract owner, the value of the death benefit may be allocated to the Fixed Interest Division and earn a fixed rate of interest from the claim date until the date of payment. If the spouse is the sole beneficiary of the contract owner, the value of the death benefit will remain allocated to the investment options in which contract value is allocated on the claim date and may be subject to market performance, positive or negative, from the claim date until the date of payment. The proceeds may be received in a single sum, applied to any of the annuity options, or, if available, paid over the beneficiary's lifetime. **See "*Systematic Withdrawals*," above.** A beneficiary's right to elect an annuity option or receive a lump-sum payment may have been restricted by the contract owner. If so, such rights or options will not be available to the beneficiary.

If we do not receive a request to apply the death benefit proceeds to an annuity option, we will make a single sum distribution. Subject to the conditions and requirements of state law, unless you elect otherwise, the distribution will generally be made into an interest bearing account, backed by our general account. **This account is not guaranteed by the FDIC and, as part of our general account, is subject to the claims of our creditors.** Beneficiaries that receive death benefit distributions through this account may access the entire proceeds at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and interest credited on the account may be less than under other settlement options. We will generally distribute death benefit proceeds within seven days after Customer Service has received sufficient information to make the payment. **For information required distributions under federal income tax laws, you should see "Required Distributions Upon Contract Owner's Death."** At the time of death benefit election, the beneficiary may elect to receive the death benefit proceeds directly by check rather than through the draftbook feature of the interest bearing account by notifying Customer Service. Beneficiaries should carefully review all settlement and payment options available under the Contract and are encouraged to consult with a financial professional or tax and/or legal adviser before choosing a settlement or payment option.

You may choose one of the following Death Benefits: (1) the Standard Death Benefit; (2) the Quarterly Ratchet Enhanced Death Benefit; or (3) the Max 7 Enhanced Death Benefit. The Standard Death Benefit is available SO LONG AS both the annuitant and the contract owner are age 80 or younger at the time of application. Either the Quarterly Ratchet Enhanced Death Benefit or the Max 7 Enhanced Death Benefit is available SO LONG AS both the contract owner and the annuitant (if the contract owner is not an individual) are age 79 or younger at the time of application AND you purchase the Voya LifePay Plus rider or Voya Joint LifePay Plus rider (or the version of the lifetime guaranteed withdrawal benefit rider available to you). Otherwise, the maximum issue age is 75 for a Contract with the Quarterly Ratchet Enhanced Death Benefit or the Max 7 Enhanced Death Benefit. Before April 28, 2008, the maximum issue age was 79 for a Contract with either the Quarterly Ratchet Enhanced Death Benefit or Max 7 Enhanced Death Benefit. The Quarterly Ratchet Enhanced Death Benefit or Max 7 Enhanced Death Benefit are available only at the time you purchase your Contract. Neither the Quarterly Ratchet Enhanced Death Benefit nor Max 7 Enhanced Death Benefit is available when a Contract is owned by joint owners. Not all death benefits are available in every state. If you do not choose a death benefit, your death benefit will be the Standard Death Benefit.

Once you choose a death benefit, you cannot change it. We may stop or suspend offering any of the Enhanced Death Benefit options to new Contracts. A change in ownership of the Contract may affect the amount of the death benefit and the Enhanced Death Benefit. The Voya LifePay Plus and Voya Joint LifePay Plus riders may also affect the death benefit.

The death benefit may be subject to certain mandatory distribution rules required by federal tax law.

In all cases described below, the amount of the death benefit could be reduced by premium taxes owed and withdrawals not previously deducted.

Base Death Benefit. We use the Base Death Benefit to help determine the minimum death benefit payable under each of the death benefit options described below. You do not elect the Base Death Benefit. The Base Death Benefit is equal to the greater of:
- The contract value; and
- The cash surrender value.

Standard Death Benefit. The Standard Death Benefit equals the greater of:
- The Base Death Benefit; and
- The Standard Minimum Guaranteed Death Benefit ("Standard MGDB") for amounts allocated to Covered Funds plus the contract value allocated to Excluded Funds.

Covered Funds are all investment options not designated as Excluded Funds. No investment options are currently designated as Excluded Funds for purposes of the Standard Death Benefit.

The Standard MGDB allocated to Covered Funds equals premium payments allocated to Covered Funds less proportional adjustments for any withdrawals and transfers.

The Standard MGDB allocated to Excluded Funds equals premium payments allocated to Excluded Funds less proportional adjustments for any withdrawals and transfers. This calculation is not used for benefit purposes, but only to determine the impact of transfers to and from Excluded Funds.

Withdrawals reduce the Standard MGDB proportionally. The percentage reduction in the Standard MGDB for each Fund category (i.e. Covered or Excluded) equals the percentage reduction in contract value in that Fund category resulting from the withdrawal. The proportional adjustment is based on the change in contract value resulting from the withdrawal, not the amount requested.

Transfers among Fund categories do not reduce the overall Standard MGDB.
- Net transfers from Covered Funds to Excluded Funds will reduce the Standard MGDB in the Covered Funds on a proportional basis. The increase in the Standard MGDB allocated to Excluded Funds will equal the decrease in the Standard MGDB in Covered Funds.
- Net transfers from Excluded Funds to Covered Funds will reduce the Standard MGDB in Excluded Funds proportionally. The increase in the Standard MGDB allocated to Covered Funds will equal the lesser of the net contract value transferred and the decrease in the Standard MGDB in Excluded Funds.

Enhanced Death Benefit Options. The Contract has Enhanced Death Benefit options designed to protect the contract value from poor investment performance and the impact that poor investment performance could have on the Standard Death Benefit. The Enhanced Death Benefit options enable you to lock in positive investment performance. Under the Enhanced Death Benefit options, if you die before the annuity start date, your beneficiary will receive the greater of the Standard Death Benefit or the Enhanced Death Benefit option elected. The criteria to lock are different. The Quarterly Ratchet Enhanced Death Benefit locks quarterly. The Max 7 Enhanced Death Benefit also locks quarterly, but it also has an element that locks annually at a specified interest rate. Your death benefit under the Max 7 Enhanced Death Benefit would be the greater of these two elements. Which Enhanced Death Benefit option is right for you ultimately depends on whether you want the lock to include a specified interest rate, besides the additional charge. The Enhanced Death Benefit options are explained further below.

Allocation restrictions apply for purposes of determining death benefits. Selecting a Special Fund or Excluded Fund may limit or reduce the Enhanced Death Benefit. We may, with 30 days' notice to you, designate any investment portfolio as a Special Fund or Excluded Fund on existing contracts with respect to new premiums added to such investment portfolio and also with respect to new transfers to such investment portfolio.

For the period during which a portion of the contract value is allocated to a Special Fund or Excluded Fund, we may, at our discretion, reduce the mortality and expense risk charge attributable to that portion of the contract value. The reduced mortality and expense risk charge will be applicable only during that period.

The **Quarterly Ratchet Enhanced Death Benefit** equals the greater of:
- The Standard Death Benefit; and
- The Quarterly Ratchet Minimum Guaranteed Death Benefit ("Quarterly Ratchet MGDB") allocated to Covered Funds plus the contract value allocated to Excluded Funds.

Covered Funds are all investment options not designated as Excluded Funds. No investment options are currently designated as Excluded Funds for purposes of the Quarterly Ratchet MGDB.

The Quarterly Ratchet MGDB allocated to Covered Funds on the contract date equals the premium allocated to Covered Funds. On each quarterly anniversary (three months from the contract date and each three month anniversary of that date) that occurs on or prior to attainment of age 90, the Quarterly Ratchet MGDB in Covered Funds will be set to the greater of:
- The current contract value in Covered Funds (after deductions occurring as of that date); and
- The Quarterly Ratchet MGDB in Covered Funds from the prior quarterly anniversary (after deductions occurring on that date), adjusted for new premiums, and partial withdrawals attributable to Covered Funds, and transfers.

Other than on quarterly anniversaries, the Quarterly Ratchet MGDB in the Covered Funds is equal to the Quarterly Ratchet MGDB in the Covered Funds from the last quarterly anniversary, adjusted for new premiums, and partial withdrawals attributable to Covered Funds, and transfers.

The Quarterly Ratchet MGDB allocated to Excluded Funds on the contract date equals the premium allocated to Excluded Funds. The calculation is not used for benefit purposes, but only to determine the impact of transfers to and from Excluded Funds. On each quarterly anniversary that occurs on or prior to attainment of age 90, the Quarterly Ratchet MGDB in Excluded Funds will be set to the greater of:
- The current contract value in Excluded Funds (after deductions occurring as of that date); and
- The Quarterly Ratchet MGDB in the Excluded Funds from the prior quarterly anniversary (after deductions occurring on that date), adjusted for new premiums, and partial withdrawals attributable to Excluded Funds, and transfers.

Other than on quarterly anniversaries, the Quarterly Ratchet MGDB in the Excluded Funds is equal to the Quarterly Ratchet MGDB in the Excluded Funds from the last quarterly anniversary, adjusted for new premiums, and partial withdrawals attributable to Excluded Funds, and transfers.

Withdrawals reduce the Quarterly Ratchet MGDB proportionally. The proportional adjustment is based on the change in contract value resulting from the withdrawal, not the amount requested.

Net transfers from Covered Funds to Excluded Funds will reduce the Quarterly Ratchet MGDB in Covered Funds proportionally. The increase in the Quarterly Ratchet MGDB allocated to Excluded Funds, as applicable, will equal the decrease in the Quarterly Ratchet MGDB in Covered Funds.

Net transfers from Excluded Funds to Covered Funds will reduce the Quarterly Ratchet MGDB in Excluded Funds proportionally. The increase in the Quarterly Ratchet MGDB allocated to Covered Funds will equal the lesser of the net contract value transferred and the reduction in the Quarterly Ratchet MGDB in Excluded Funds.

The **Max 7 Enhanced Death Benefit** equals the greater of the 7% Solution Enhanced Death Benefit or the Quarterly Ratchet Enhanced Death Benefit described above. Each Enhanced Death Benefit is determined independently of the other at all times.

The **7% Solution Death Benefit Element** is the greater of:
- The Standard Death Benefit; and
- The lesser of:
  > 2.5 times all premium payments, adjusted for withdrawals (the "cap"); and
  > The **sum of** the 7% Solution Minimum Guaranteed Death Benefit Element ("7% MGDB") allocated to Covered Funds, the 7% MGDB allocated to Special Funds, and the contract value allocated to Excluded Funds.

For Contracts issued prior to August 21, 2006, the cap is three times all premium payments, adjusted for withdrawals.

For purposes of calculating the 7% Solution Death Benefit Element, the following investment options are designated as Special Funds:
- Voya Government Liquid Assets Portfolio; and
- Fixed Interest Allocation.

The ProFunds VP Rising Rates Opportunity Portfolio is also a Special Fund, but closed to new allocations effective April 30, 2007.

For Contracts issued prior to September 2, 2003, however, the ProFunds VP Rising Rates Opportunity Portfolio is not designated as a Special Fund.

The Voya Limited Maturity Bond Portfolio is a Special Fund, but closed to new allocations effective March 12, 2004.

For Contracts issued on or after May 1, 2003, but prior to August 21, 2006, the Voya Intermediate Bond Portfolio is designated as a Special Fund. As of July 11, 2014, the Voya Intermediate Bond Portfolio has been redesignated as a Covered Fund for all current and future investments.

Covered Funds are all investment options not designated as Special Funds or Excluded Funds. No investment options are currently designated as Excluded Funds.

The 7% MGDB allocated to Covered Funds equals premiums allocated to Covered Funds, adjusted for withdrawals and transfers, accumulated at 7% annually until age 80 or the 7% MGDB reaches the cap. There is no accumulation once the cap is reached. Payment of additional premiums may cause the accumulation to resume, but there is no catch-up for any period where accumulation was suspended.

The 7% MGDB allocated to Special Funds equals premiums allocated to Special Funds, adjusted for withdrawals and transfers. There is no accumulation of 7% MGDB allocated to Special Funds.

The 7% MGDB allocated to Excluded Funds is determined in the same way as the 7% MGDB for Covered Funds, but the calculation is not used for benefit purposes, but only to determine the impact of transfers to and from Excluded Funds.

Withdrawals reduce the 7% MGDB proportionally. The percentage reduction in the 7% MGDB for each Fund category (i.e. Covered, Special or Excluded) equals the percentage reduction in contract value in that Fund category resulting from the withdrawal. The percentage reduction in the cap equals the percentage reduction in total contract value resulting from the withdrawal. The proportional adjustment is based on the change in contract value resulting from the withdrawal, not the amount requested.

Transfers among Fund categories do not reduce the overall 7% MGDB, but do affect the amount of the 7% MGDB in a particular Fund category. Net transfers from among the Funds will reduce the 7% MGDB in the Funds proportionally. The increase in the 7% MGDB allocated to the fund category to which the transfer is being made will equal the decrease in the fund category from which the transfer is being made.

In all cases described above, the amount of the death benefit could be reduced by premium taxes owed and withdrawals not previously deducted. The enhanced death benefits may not be available in all states.

Earnings Multiplier Benefit Rider. The earnings multiplier benefit rider is an optional rider available only for nonqualified Contracts that provides a separate death benefit in addition to the death benefit provided under the death benefit options described above. The rider is subject to state availability and is available only for issue ages 75 or under. You may add it at issue of the Contract or, if not yet available in your state, on the next contract anniversary following introduction of the rider in your state. The date on which the rider is added is referred to as the "rider effective date."

If the rider is added at issue, the rider provides a benefit equal to a percentage of the gain under the Contract, up to a gain equal to 150% of premiums adjusted for withdrawals ("Maximum Base"). Currently, if added at issue, the earnings multiplier benefit is equal to 55% (30% for issue ages 70 and above) of the lesser of: (1) the Maximum Base; and (2) the contract value on the claim date minus premiums adjusted for withdrawals. If added after issue, the earnings multiplier benefit is equal to 55% (30% for issue ages 70 and above) of the lesser of: (1) 150% of the contract value on the rider effective date, plus subsequent premiums adjusted for subsequent withdrawals; and (2) the contract value on the claim date minus the contract value on the rider effective date, minus subsequent premiums adjusted for subsequent withdrawals. The adjustment to the benefit for withdrawals is proportional, meaning that the benefit will be reduced by the proportion that the withdrawal bears to the contract value at the time of the withdrawal.

There is an extra charge for the earnings multiplier benefit rider and once selected, it may not be revoked. The rider does not provide a benefit if there is no gain under the Contract. As such, the Company would continue to assess a charge for the rider, even though no benefit would be payable at death under the rider if there are no gains under the Contract. **Please see "CHARGES AND FEES – *Optional Rider Charges* – Earnings Multiplier Benefit Rider Charge" for a description of the charge.**

The rider is available for both nonqualified and qualified Contracts. **Please see the discussions of possible tax consequences in "FEDERAL TAX CONSIDERATIONS – Tax Consequences of Living Benefits and Enhanced Death Benefits," in this prospectus.**

Death Benefit During the Income Phase

If any contract owner or the annuitant dies after the annuity start date, we will pay the beneficiary any certain benefit remaining under the annuity in effect at the time.

Continuation After Death – Spouse

If at the contract owner's death, the surviving spouse of the deceased contract owner is the beneficiary and such surviving spouse elects to continue the Contract as his or her own, the following will apply:
- If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value on that date is greater than zero, we will add such difference to the contract value. We will allocate such addition to the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, we will allocate the addition to the Voya Government Liquid Assets Portfolio, or its successor. Such addition to contract value will not affect the guaranteed death benefit or any living benefit rider values. Any addition to contract value is available only to the spouse of the owner as of the date of death of the owner if such spouse under the provisions of the Contract elects to continue the Contract as his or her own;

- The death benefits under each of the available options will continue, based on the surviving spouse's age on the date that ownership changes;
- If you elect the Quarterly Ratchet Death Benefit or the Max 7 Enhanced Death Benefit and the new or surviving owner is attained 89 or less, ratchets will continue, (or resume if deceased owner had already reached age 90) until the new or surviving owner reaches age 90. If you elected the Max 7 Enhanced Death Benefit, the new or surviving owner is attained age 79 or less, the Max 7 Enhanced Death Benefit continues or resumes accumulation until either the cap or the attained age of 80 is reached;
- At subsequent surrender, we will waive any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner. Any premiums paid later will be subject to any applicable surrender charge;
- If you elected the earnings multiplier benefit rider, and the benefit would otherwise be payable, we will add the benefit to the contract value and allocate the benefit among the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, we will allocate the benefit to the Voya Government Liquid Assets Portfolio, or its successor; and
- The earnings multiplier benefit rider will continue if the surviving spouse is eligible based on his or her attained age. If the surviving spouse is older than the maximum rider issue age, the rider will terminate. The Maximum Base and the percentages will be reset based on the adjusted contract value. The calculation of the benefit going forward will be: (1) based on the attained age of the spouse at the time of the ownership change using current values as of that date; (2) computed as if the rider were added to the Contract after issue and after the increase; and (3) based on the Maximum Base and percentages in effect on the original rider date. However, we may permit the surviving spouse to elect to use the then-current Maximum Base and percentages in the benefit calculation.

Continuation After Death – Not a Spouse

If the beneficiary or surviving joint owner is not the spouse of the owner, the Contract may defer payment of the death benefit subject to the required distribution rules of the Tax Code. **See next section, "Required Distributions Upon Contract Owner's Death."**

If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value also on that date, is greater than zero, we will add such difference to the contract value. Such addition will be allocated to the variable subaccounts in proportion to the contract value in the subaccounts, unless we are directed otherwise. If there is no contract value in any subaccount, the addition will be allocated to the Voya Government Liquid Assets Portfolio, or its successor.

The death benefit will then terminate. At subsequent surrender, any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner will be waived. No additional premium payments may be made.

If you elected the earnings multiplier benefit rider, and the benefit would otherwise be payable, we will add the benefit to the contract value and allocate the benefit among the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, we will allocate the benefit to the Voya Government Liquid Assets Portfolio, or its successor. The earnings multiplier benefit rider then terminates, whether or not a benefit was payable under the terms of the rider.

Required Distributions Upon Contract Owner's Death

We will not allow any payment of benefits provided under a nonqualified Contract which does not satisfy the requirements of Section 72(s) of the Tax Code.

If any contract owner of a nonqualified Contract dies before the annuity start date, we will distribute the death benefit payable to the beneficiary as follows: (1) the death benefit must be completely distributed within five years of the contract owner's date of death; or (2) the beneficiary may elect, within the one-year period after the contract owner's date of death, to receive the death benefit in the form of an annuity from us, provided that: (a) such annuity is distributed in substantially equal installments over the life of such beneficiary or over a period not extending beyond the life expectancy of such beneficiary; and (b) such distributions begin not later than one year after the contract owner's date of death.

Notwithstanding (1) and (2) above, if the sole Contract owner's beneficiary is the deceased owner's surviving spouse, then such spouse may elect to continue the Contract under the same terms as before the contract owner's death. Upon receipt of such election from the spouse at Customer Service: (a) all rights of the spouse as contract owner's beneficiary under the Contract in effect prior to such election will cease; (b) the spouse will become the owner of the Contract and will also be treated as the contingent annuitant, if none has been named and only if the deceased owner was the annuitant; and (c) all rights and privileges granted by the Contract or allowed by us will belong to the spouse as contract owner of the Contract. We deem the spouse to have made this election if such spouse makes a premium payment to the Contract or fails to make a timely election as described in this paragraph.

If the owner's beneficiary is not a spouse, the distribution provisions described in subparagraphs (1) and (2) above, will apply even if the annuitant and/or contingent annuitant are alive at the time of the contract owner's death.

Subject to availability, and our then current rules, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the life expectancy of the beneficiary ("stretch"). "Stretch" payments will be subject to the same limitations as systematic withdrawals, and nonqualified "stretch" payments will be reported on the same basis as other systematic withdrawals.

If we do not receive an election from an owner's beneficiary who is not a spouse within the one-year period after the contract owner's date of death, then we will pay the death benefit to the owner's beneficiary in a cash payment within five years from the date of death. We will determine the death benefit as of the date we receive proof of death. Such cash payment will be in full settlement of all our liability under the Contract.

If a contract owner dies after the annuity start date, all of the contract owner's rights granted under the Contract or allowed by us will pass to the contract owner's beneficiary.

If a Contract has joint owners we will consider the date of death of the first joint owner as the death of the contract owner, and the surviving joint owner will become the beneficiary of the Contract. If any contract owner is not an individual, the death of an annuitant shall be treated as the death of a contract owner.

THE ANNUITY OPTIONS

Annuitization of Your Contract

If the annuitant and contract owner are living on the annuity start date, we will begin making payments to the contract owner under an income plan. Four fixed payment annuity options are currently available. We will make these payments under the annuity option you choose. You may change an annuity option by making a written request to us at least 30 days before the annuity start date. Living benefit riders automatically terminate when the income phase of your Contract begins. The MGIB annuity benefit may be available if you have purchased the MGIB rider, provided the waiting period and other specified conditions have been met. The Maximum Annual Withdrawal may be available with the Voya LifePay Plus or Voya Joint LifePay Plus riders. There is no death benefit after the annuity start date.

You may also elect an annuity option surrender of the Contract for its cash surrender value or you may choose one or more annuity options for the payment of death benefit proceeds while it is in effect and before the annuity start date. If, at the time of the contract owner's death or the annuitant's death (if the contract owner is not an individual), no option has been chosen for paying death benefit proceeds, the beneficiary may choose an annuity option. In such a case, the payments will be based on the life expectancy of the beneficiary rather than the life of the annuitant. In all events, payments of death benefit proceeds must comply with the distribution requirements of applicable federal tax law.

The minimum monthly annuity income payment that we will make is $20. We may require that a single sum payment be made if the contract value is less than $2,000 or if the calculated monthly annuity income payment is less than $20.

For each annuity option we will issue a separate written agreement putting the annuity option into effect. Before we pay any annuity benefits, we require the return of your Contract. If your Contract has been lost, we will require that you complete and return the applicable lost Contract form. Various factors will affect the level of annuity benefits, such as the annuity option chosen, the applicable payment rate used and the investment performance of the portfolios and interest credited to the Fixed Interest Allocations.

Our current annuity options provide only for fixed payments. Fixed annuity payments are regular payments, the amount of which is fixed and guaranteed by us. Payments under our current annuity options will last either for a specified period of time or for the life of the annuitant, or both – depending on the option. We will determine the amount of the annuity payments on the annuity start date by multiplying the contract value (adjusted for any Market Value Adjustment and any rider charges that would be due) by the applicable payment factor provided under the Contract and dividing by 1,000. The applicable payment factor will depend on: (1) the annuity option; (2) payment date; (3) the frequency of payments you choose; and (4) the age of the annuitant or beneficiary (and gender, where appropriate under applicable law). Surrender charges might apply depending on the annuity options. As a general rule, more payments will result in smaller individual payments. Likewise, payments that are anticipated over a longer period of time will also result in smaller individual payments. Because our current annuity options provide only for fixed payments, subsequent payments will not differ from the amount of your first annuity payment.

Our approval is needed for any option where:
- The person named to receive payment is other than the contract owner or beneficiary;
- The person named is not a natural person, such as a corporation; or
- Any income payment would be less than the minimum annuity income payment allowed.

Selecting the Annuity Start Date

You select the annuity start date, which is the date on which the annuity payments commence. Unless we consent, the annuity start date must be at least five years from the contract date but before the month immediately following the annuitant's 90th birthday, or ten years from the contract date, if later, but in no event later than the annuitant's 95th birthday. If, on the annuity start date, a surrender charge remains, the elected annuity option must include a period certain of at least five years.

If you do not select an annuity start date, it will automatically begin in the month following the annuitant's 90th birthday.

If the annuity start date occurs when the annuitant is at an advanced age, such as over age 85, it is possible that the Contract will not be considered an annuity for federal tax purposes. **For more information, see "FEDERAL TAX CONSIDERATIONS" and the SAI.** For a Contract purchased in connection with a qualified plan, other than a Roth IRA, distributions must commence not later than April 1st of the calendar year following the calendar year in which you reach age 70½ or, in some cases, retire. Distributions may be made through annuitization or withdrawals. You should consult a tax and/or legal adviser for tax advice before investing.

Frequency of Annuity Payments

You choose the frequency of the annuity payments. They may be monthly, quarterly, semi-annually or annually. If we do not receive written notice from you, we will make the payments monthly. There may be certain restrictions on minimum payments that we will allow.

Beneficiary Rights

A beneficiary's right to elect an annuity option or receive a lump sum may have been restricted by the contract owner. If so, such options will not be available to the beneficiary.

The Annuity Options

The Contract has four annuity options. Payments under Options 1, 2 and 3 are fixed. Payments under Option 4 may be fixed or variable, although **only fixed payments are currently available**. For a fixed annuity option, the contract value in the subaccounts is transferred to the Company's general account. If you do not choose an annuity option, Option 2 – Income for Life with a 10-year period certain will be selected for you, or a shorter period if required by government regulations. The MGIB annuity options available under the MGIB rider are different from the four options listed below. **For additional information, please see "LIVING BENEFIT RIDERS – *Minimum Guaranteed Income Benefit Rider* – MGIB Annuity Options."**

Option 1. Income for a Fixed Period. Under this option, we make monthly payments in equal installments for a fixed number of years based on the contract value on the annuity start date. We guarantee that each monthly payment will be at least the amount stated in your Contract. If you prefer, you may request that payments be made in annual, semi-annual or quarterly installments. We will provide you with illustrations if you ask for them. If the cash surrender value or contract value is applied under this option, a 10% penalty tax may apply to the taxable portion of each income payment until the contract owner reaches age 59½.

Option 2. Income for Life with a Period Certain. Under this option, we make payments for the life of the annuitant in equal monthly installments and guarantee the income for at least a period certain, such as 10 or 20 years. Other periods certain may be available to you on request. You may choose a refund period instead. Under this arrangement, income is guaranteed until payments equal the amount of your Contract. If the person named lives beyond the guaranteed period, we will continue payments until his or her death. We guarantee that each payment will be at least the amount specified in the Contract corresponding to the person's age on his or her last birthday before the annuity start date. Amounts for ages not shown in the Contract are available if you ask for them.

Option 3. Joint Life Income. This option is available when there are 2 persons named to determine annuity payments. At least one of the persons named must be either the contract owner or beneficiary of the Contract. We guarantee monthly payments will be made as long as at least one of the named persons is living. There is no minimum number of payments. Monthly payment amounts are available upon request.

Option 4. Annuity Plan. Under this option, your contract value can be applied to any other annuitization plan that we choose to offer on the annuity start date. Annuity payments under Option 4 may be fixed or variable. If variable and subject to the 1940 Act, it will comply with the requirements of such Act.

Payment When Named Person Dies

When the person named to receive payment dies, we will pay any amounts still due as provided in the annuity agreement between you and VIAC. The amounts we will pay are determined as follows:

- For Option 1, or any remaining guaranteed payments under Option 2, we will continue payments. Under Options 1 and 2, the discounted values of the remaining guaranteed payments may be paid in a single sum. This means we deduct the amount of the interest each remaining guaranteed payment would have earned had it not been paid out early. We will base the discount interest rate on the interest rate used to calculate the payments for Options 1 and 2;
- For Option 3, no amounts are payable after both named persons have died; and
- For Option 4, the annuity option agreement will state the amount we will pay, if any.

OTHER CONTRACT PROVISIONS

Reports to Contract Owners

We confirm purchase, transfer and withdrawal transactions usually within five business days of processing. We may also send you a quarterly report within 31 days after the end of each calendar quarter. The report will show the contract value, cash surrender value, and the death benefit as of the end of the calendar quarter. The report will also show the allocation of your contract value and reflects the amounts deducted from or added to the contract value. You have 30 days to notify Customer Service of any errors or discrepancies. We will notify you when any shareholder reports of the investment portfolios in which Separate Account B invests are available. We will also send any other reports, notices or documents we are required by law to furnish to you.

Suspension of Payments

The Company reserves the right to suspend or postpone the date of any payment of benefits or processing these transactions beyond the seven permitted days, under any of the following circumstances: (1) on any business day when the NYSE is closed (except customary weekend and holiday closings); (2) when an emergency exists as determined by the SEC; or (3) during any other periods the SEC may, by order, permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Payment of benefits or values may also be delayed or suspended as required by court order or any regulatory action.

In Case of Errors in Your Application

If an age or gender given in the application or enrollment form is misstated, the amounts payable or benefits provided by the Contract shall be those that the premium payment would have bought had the age or gender not been misstated.

Assigning the Contract as Collateral

You may assign a nonqualified Contract as collateral security for a loan but you should understand that your rights and any beneficiary's rights may be subject to the terms of the assignment. An assignment likely has federal tax consequences. You should consult a tax and/or legal adviser for tax advice. You must give us satisfactory written notice at Customer Service in order to make or release an assignment. We are not responsible for the validity of any assignment.

Contract Changes – Applicable Tax Law

We have the right to make changes in the Contract to continue to qualify the Contract as an annuity under applicable federal tax law and to conform to applicable laws or governmental regulations. We will give you advance notice of such changes.

Free Look

You may cancel your Contract within your ten-day free look period. We deem the free look period to expire 15 days after we mail the Contract to you. Some states may require a longer free look period. To cancel, you need to send your Contract to Customer Service or to the agent from whom you purchased it. We will refund the greater of the contract value (which may be more or less than the premium payments you paid) or, if required by your state, the original amount of your premium payment. In no event does the Company retain any investment gain associated with a Contract that is free looked. For purposes of the refund during the free look period: (1) we adjust your contract value for any Market Value Adjustment (if you have invested in the Fixed Account); and (2) then we include a refund of any charges deducted from your contract value. Because of the market risks associated with investing in the portfolios and the potential positive or negative effect of the Market Value Adjustment, the contract value returned may be greater or less than the premium payment you paid. Some states require us to return to you the amount of the paid premium (rather than the contract value) in which case you will not be subject to investment risk during the free look period. In these states, your premiums designated for investment in the subaccounts will be allocated during the free look period to a subaccount specially designated by the Company for this purpose (currently, the Voya Government Liquid Assets Portfolio). We may, in our discretion, require that premiums designated for investment in the subaccounts from all other states as well as premiums designated for a Fixed Interest Allocation be allocated to the specially designated subaccount during the free look period. Your free look rights depend on the laws of the state in which you purchase the Contract. Your Contract is void as of the day we receive your Contract and cancellation request in good order. We determine your contract value at the close of business on the day we void your Contract. If you keep your Contract after the free look period and the investment is allocated to a subaccount specially designated by the Company, we will put your money in the subaccount(s) chosen by you, based on the accumulation unit value next computed for each subaccount, and/or in the Fixed Interest Allocation chosen by you.

Special Arrangements

We may reduce or waive any Contract, rider, or benefit fees or charges for certain group or sponsored arrangements, under special programs, and for certain employees, agents, and related persons of our parent corporation and its affiliates. We reduce or waive these items based on expected economies, and the variations are based on differences in costs or services.

Selling the Contract

Our affiliate, Directed Services LLC, One Orange Way, Windsor, Connecticut 06095 is the principal underwriter and distributor of the Contract as well as for our other contracts. Directed Services LLC, a Delaware limited liability company, is registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Directed Services LLC does not retain any commissions or compensation paid to it by VIAC for Contract sales. Directed Services LLC enters into selling agreements with affiliated and unaffiliated broker/dealers to sell the Contracts through their registered representatives who are licensed to sell securities and variable insurance products ("selling firms"). Selling firms are also registered with the SEC and are FINRA member firms.

Voya Financial Advisors, Inc. is affiliated with the Company and has entered into a selling agreement with Directed Services LLC for the sale of our variable annuity contracts.

Directed Services LLC pays selling firms compensation for the promotion and sale of the Contracts. Registered representatives of the selling firms who solicit sales of the Contracts typically receive a portion of the compensation paid by Directed Services LLC to the selling firm in the form of commissions or other compensation, depending on the agreement between the selling firm and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the Separate Account. We intend to recoup this compensation and other sales expenses paid to selling firms through fees and charges imposed under the Contracts.

Directed Services LLC pays selling firms for Contract sales according to one or more schedules. Directed Services LLC has entered into a selling agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") to sell the Contracts through registered representatives. This compensation is generally based on a percentage of premium payments. Merrill Lynch may receive commissions of up to 6.0% of premium payments. In addition, it may receive ongoing annual compensation of up to 1.25% of all, or a portion, of values of Contracts sold through the firm. Individual representatives may receive all or a portion of compensation paid to their selling firm, depending on the firm's practices. Commissions and annual compensation, when combined, could exceed 6.0% of total premium payments.

Directed Services LLC has special compensation arrangements with certain selling firms based on those firms' aggregate or anticipated sales of the Contracts or other criteria. These special compensation arrangements will not be offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors. Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

In addition to the direct cash compensation for sales of Contracts described above, Directed Services LLC may also pay selling firms additional compensation or reimbursement of expenses for their efforts in selling the Contracts to you and other customers. These amounts may include:
- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;
- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on the sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of contracts; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the Contract.

The following is a list of the top 25 selling firms that, during 2017, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by us, ranked by total dollars received:

- Morgan Stanley Smith Barney LLC;
- Wells Fargo Clearing Services, LLC;
- LPL Financial Corporation;
- Merrill Lynch, Pierce, Fenner & Smith Incorporated;
- Voya Financial Advisors, Inc.;
- UBS Financial Services;
- Raymond James Financial Services, Inc.;
- Cetera Advisor Networks LLC;
- Cetera Advisors LLC;
- Ameriprise Financial Services, Inc.;
- National Planning Corporation;
- Securities America, Inc.;
- Cambridge Investment Research Inc.;
- Raymond James and Associates Inc.;
- Commonwealth Equity Services, Inc.;
- Stifel Nicolaus and Company Incorporated;
- Wells Fargo Advisors Financial Network, LLC;
- Edward D. Jones & Co., L.P. dba Edward Jones;
- Woodbury Financial Services Inc.;
- Royal Alliance Associates Inc.;
- Kestra Investment Services, LLC;
- RBC Capital Markets LLC;
- First Allied Securities, Inc.;
- Directed Services LLC; and
- SII Investments Inc.

Directed Services LLC may also compensate wholesalers/distributors, and their sales management personnel, for Contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of premium payments and/or a percentage of contract values. Directed Services LLC may, at its discretion, pay additional cash compensation to wholesalers/distributors for sales by certain broker-dealers or "focus firms."

We do not pay any additional compensation the sale or exercise of any of the Contract's optional benefit riders offered in this prospectus.

This is a general discussion of the types and levels of compensation paid by us for sale of our variable annuity contracts. It is important for you to know that the payment of volume- or sales-based compensation to a selling firm or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

OTHER INFORMATION

Order Processing

In certain circumstances, we may need to correct the pricing associated with an order that has been processed. In such circumstances, we may incur a loss or receive a gain depending upon the price of the fund when the order was executed and the price of the fund when the order is corrected. Losses may be covered from our assets and gains that may result from such order correction will be retained by us as additional compensation associated with order processing.

Voting Rights

We will vote the shares of a fund owned by Separate Account B according to your instructions. However, if the 1940 Act or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a fund in our own right, we may decide to do so.

We determine the number of shares that you have in a subaccount by dividing the Contract's contract value in that subaccount by the net asset value of one share of the investment portfolio in which a subaccount invests. We count fractional votes. We will determine the number of shares you can instruct us to vote 180 days or less before a fund shareholder meeting. We will ask you for voting instructions by mail at least ten days before the meeting. If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all contracts in that subaccount. We will also vote shares we hold in Separate Account B which are not attributable to contract owners in the same proportion. The effect of proportional voting is that a small number of contract owners may decide the outcome of a vote.

State Regulation

We are regulated by the Insurance Department of the State of Iowa. We are also subject to the insurance laws and regulations of all jurisdictions where we do business. The Contract offered by this prospectus has been approved where required by those jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the Insurance Departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the Contract, Directed Services LLC's ability to distribute the Contract or upon the separate account.

- **Litigation.** Notwithstanding the foregoing, the Company and/or Directed Services LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.
- **Regulatory Matters.** As with other financial services companies, the Company and its affiliates, including Directed Services LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company's policies and procedures.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

FEDERAL TAX CONSIDERATIONS

Introduction

The Contract described in this prospectus is designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the Contract. The U.S. federal income tax treatment of the Contract is complex and sometimes uncertain. You should keep the following in mind when reading this section:

- Your tax position (or the tax position of the beneficiary, as applicable) determines the federal taxation of amounts held or paid out under the Contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the Contract described in this prospectus;

- This section addresses some, but not all, applicable federal income tax rules and generally does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions;
- We do not make any guarantee about the tax treatment of the Contract or transactions involving the Contract; and
- No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

When consulting a tax and/or legal adviser, be certain that he or she has expertise with respect to the provisions of the Internal Revenue Code of 1986, as amended, (the "Tax Code") that apply to your tax concerns.

We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the Contract with non-tax-qualified and tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a tax and/or legal adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the Contract or any transactions involving the Contract.

Types of Contracts: Nonqualified or Qualified

The Contract described in this prospectus may be purchased on a non-tax-qualified basis (nonqualified Contracts) or on a tax-qualified basis (qualified Contracts).

Nonqualified Contracts. Nonqualified Contracts do not receive the same tax benefits as are afforded to contracts funding qualified plans. You may not deduct the amount of your premium payments to a nonqualified Contract. Rather, nonqualified Contracts are purchased with after-tax contributions to save money, generally for retirement, with the right to receive annuity payments for either a specified period of time or over a lifetime.

Qualified Contracts. Qualified Contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions to retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under Sections 401(a), 401(k), 403(a), 403(b), 408, 408A or 457(b) of the Tax Code. Qualified Contracts may also be offered in connection with deferred compensation plans under Tax Code Section 457(f). **Employers or individuals intending to use the Contract with such plans should seek legal and tax advice.**

Roth Accounts. Tax Code Section 402A allows employees of certain private employers offering 401(k) plans to contribute after-tax salary contributions to a Roth 401(k) account. Roth accounts provide for tax-free distributions, subject to certain conditions and restrictions. If permitted by us and under the plan for which the Contract is issued, we will set up one or more accounts for you under the Contract for Roth after-tax contributions and the portion of any transfer or rollover attributable to such amounts.

Taxation of Nonqualified Contracts

Taxation of Gains Prior to Distribution or Annuity Starting Date

General. Tax Code Section 72 governs the federal income taxation of annuities in general. We believe that if you are a natural person (in other words, an individual), you will generally not be taxed on increases in the value of a nonqualified Contract until a distribution occurs or until annuity payments begin. This assumes that the Contract will qualify as an annuity contract for federal income tax purposes. For these purposes, the agreement to collaterally assign or pledge any portion of the contract value will be treated as a distribution. In order to be eligible to receive deferral of taxation, the following requirements must be satisfied:
- **Diversification.** Tax Code Section 817(h) requires that in a nonqualified Contract the investments of the funds be "adequately diversified" in accordance with Treasury Regulations in order for the Contract to qualify as an annuity contract under federal tax law. The separate account, through the funds, intends to comply with the diversification requirements prescribed by Tax Code Section 817(h) and by Treasury Regulations Sec. 1.817-5, which affects how the funds' assets may be invested. If it is determined, however, that your Contract does not satisfy the applicable diversification requirements because a subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate steps to bring your Contract into compliance with such requirements, and we reserve the right to modify your Contract as necessary to do so;

- **Investor Control.** Although earnings under nonqualified annuity contracts are generally not taxed until withdrawn, the IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. Future guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing Contracts. The Company therefore reserves the right to modify the Contract as necessary to attempt to prevent the contract owner from being considered the federal tax owner of a proportional share of the assets of the separate account;
- **Required Distributions.** In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires a nonqualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of your death. The nonqualified Contracts contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued. When such requirements are clarified by regulation or otherwise, we intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements;
- **Non-Natural Owners of a Nonqualified Contract.** If the owner of the Contract is not a natural person (in other words, is not an individual), a nonqualified Contract generally is not treated as an annuity for federal income tax purposes and the income on the Contract for the taxable year is currently taxable as ordinary income. Income on the Contract is any increase in the contract value over the "investment in the Contract" (generally, the premium payments or other consideration you paid for the Contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a non-natural person should consult with a tax and/or legal adviser before purchasing the Contract. When the contract owner is not a natural person, a change in the annuitant is treated as the death of the contract owner for purposes of the required distribution rules described above; and
- **Delayed Annuity Starting Date.** If the Contract's annuity starting date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g., after age 95), it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includible in your income.

Taxation of Distributions

General. When a withdrawal from a nonqualified Contract occurs before the Contract's annuity starting date, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the Contract at that time. A Market Value Adjustment, if applicable, could increase the contract value. Investment in the Contract is generally equal to the amount of all premium payments to the Contract, plus amounts previously included in your gross income as the result of certain loans, collateral assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a surrender under a nonqualified Contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the Contract (cost basis).

10% Penalty Tax. A distribution from a nonqualified Contract may be subject to a penalty tax equal to 10% of the amount treated as income. In general, however, there is no penalty tax on distributions:
- Made on or after the taxpayer reaches age 59½;
- Made on or after the death of a contract owner (the annuitant if the contract owner is a non-natural person);
- Attributable to the taxpayer's becoming disabled as defined in the Tax Code;
- Made as part of a series of substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or
- The distribution is allocable to investment in the Contract before August 14, 1982.

The 10% penalty tax does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax and/or legal adviser should be consulted with regard to exceptions from the penalty tax.

Tax-Free Exchanges. Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will generally carry over to the new contract. You should consult with your tax and/or legal adviser regarding procedures for making Section 1035 exchanges.

If your Contract is purchased through a tax-free exchange of an annuity contract that was purchased prior to August 14, 1982, then any distributions other than annuity payments will be treated, for tax purposes, as coming:
- First, from any remaining "investment in the contract" made prior to August 14, 1982, and exchanged into the Contract;
- Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
- Then, from any remaining "income on the contract"; and
- Lastly, from any remaining "investment in the contract."

In certain instances, the partial exchange of a portion of one annuity contract for another contract is a tax-free exchange. Pursuant to IRS guidance, receipt of partial withdrawals or surrenders from either the original contract or the new contract during the 180 day period beginning on the date of the partial exchange may retroactively negate the partial exchange. If the partial exchange is retroactively negated, the partial withdrawal or surrender of the original contract may be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract and, if the partial exchange occurred prior to you reaching age 59½, may be subject to an additional 10% penalty tax. We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, reports or recognizes a partial exchange. We strongly advise you to discuss any proposed 1035 exchange or subsequent distribution within 180 days of a partial exchange with your tax and/or legal adviser prior to proceeding with the transaction.

Taxation of Annuity Payments. Although tax consequences may vary depending upon the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each subsequent annuity payment is subject to tax as ordinary income.

Annuity Contracts that are partially annuitized are treated as separate contracts with their own annuity starting date and exclusion ratio. Specifically, an exclusion ratio will be applied to any amount received as an annuity under a portion of the annuity Contract, provided that annuity payments are made for a period of ten years or more or for life. Please consult your tax and/or legal adviser before electing a partial annuitization.

Death Benefits. Amounts may be distributed from a Contract because of your death or the death of the annuitant. Different distribution requirements apply if your death occurs:
- After you begin receiving annuity payments under the Contract; or
- Before you begin receiving such distributions.

If the your death occurs after you begin receiving annuity payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving annuity payments, your entire balance must be distributed within five years after the date of your death. For example, if you die on September 1, 2018, your entire balance must be distributed by August 31, 2023. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:
- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the Contract may be continued with the surviving spouse as the new contract owner. If the contract owner is a non-natural person and the primary annuitant dies or is changed, the same rules apply as outlined above for the death of the contract owner.

Generally, amounts distributed from a Contract because of your death or the death of the annuitant prior to the time annuity payments begin are includible in the income of the recipient as follows:
- If distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract; or
- If distributed under a payment option, they are taxed in the same way as annuity payments.

Special rules apply to amounts distributed after a beneficiary has elected to maintain the contract value and receive payments.

If the death occurs after annuity payments begin, a guaranteed period exists under the annuity option selected, and the annuitant dies before the end of that period, payments made for the remainder of that period are includible in income as follows:

- If distributed in a lump sum, they are included in income to the extent that they exceed the unrecovered investment in the Contract at that time; or
- If distributed in accordance with the existing annuity option selected, they are fully excluded from income until the remaining investment in the contract is deemed to be recovered, and all payments thereafter are fully includible in income.

Some Contracts offer a death benefit that may exceed the greater of the premium payments and the contract value. Certain charges are imposed with respect to these death benefits. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract.

Collateral Assignments, Pledges, Gratuitous Transfers and Other Issues. A pledge or collateral assignment (or agreement to pledge or collaterally assign) any portion of the contract value of a nonqualified Contract is treated as a distribution of such amount or portion. If the entire contract value is pledged or collaterally assigned, subsequent increases in the contract value are also treated as distributions for as long as the pledge or collateral assignment remains in place. The investment in the Contract is increased by the amount includible in income with respect to such pledge or collateral assignment, though it is not affected by any other aspect of the pledge or collateral assignment (including its release).

If an owner transfers a nonqualified Contract without adequate consideration (a gratuitous transfer) to a person other than the owner's spouse (or to a former spouse incident to a divorce), the owner must include in income the difference between the "cash surrender value" and the investment in the Contract at the time of the transfer. In such case, the transferee's investment in the Contract will be increased to reflect the amount that is included in the transferor's income. The exceptions for transfers to an owner's spouse or former spouse are limited to individuals who are treated as spouses under federal law.

The designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are generally not discussed herein.

Anyone contemplating any pledges, collateral assignments, gratuitous transfers, or other designations, should consult a tax and/or legal adviser regarding the potential tax effects of such a transaction.

Multiple Contracts. Tax laws require that all nonqualified deferred annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code Section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code Section 72(e) through the serial purchase of annuity contracts or otherwise.

Net Investment Income Tax. A net investment income tax of 3.8% will apply to some types of investment income. This tax will apply to all taxable distributions from nonqualified contracts. This tax only applies to taxpayers with "modified adjusted gross income" above $250,000 in the case of married couples filing jointly or a qualifying widow(er) with dependent child, $125,000 in the case of married couples filing separately, and $200,000 for all others.

Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a Contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number, if we are notified by the IRS that the taxpayer identification number we have on file is incorrect or if payment is made outside of the U.S. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of any non-periodic payments. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the Contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contact Customer Service.

If the payee is a non-resident alien, then U.S. federal withholding on taxable distributions will generally be at a 30% rate, unless a lower tax treaty rate applies. We may require additional documentation prior to processing any requested transaction.

If the payee of a distribution from the Contract is a foreign financial institution ("FFI") or a non-financial foreign entity ("NFFE") within the meaning of the Tax Code as amended by the Foreign Account Tax Compliance Act ("FATCA"), the distribution could be subject to U.S. federal withholding tax on the taxable amount of the distribution at a 30% rate irrespective of the status of any beneficial Owner of the Contract or the distribution. The rules relating to FATCA are complex, and a tax advisor should be consulted if an FFI or NFFE is or may be designated as a payee with respect to the Contract.

Taxation of Qualified Contracts

Eligible Retirement Plans and Programs

The Contract may have been purchased with the following retirement plans and programs to accumulate retirement savings:
- **Sections 401(a), 401(k), Roth 401(k) and 403(a) Plans.** Sections 401(a), 401(k), and 403(a) of the Tax code permit certain employers to establish various types of retirement plans for employees, and permit self-employed individuals to establish these plans for themselves and their employees. The Tax Code also allows employees of certain private employers to contribute after-tax salary contribution to a Roth 401(k) account, which provides for tax-free distributions, subject to certain restrictions;
- **403(b) Plans.** Section 403(b) of the Tax Code allows employees of certain Tax Code Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, to a Contract that will provide an annuity for the employee's retirement;
- **Individual Retirement Annuities ("IRA") and Roth IRA.** Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). Certain employers may establish Simplified Employee Pension ("SEP") or Savings Incentive Match Plan for Employees ("SIMPLE") plans to provide IRA contributions on behalf of their employees. Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA, which provides for tax-free distributions, subject to certain restrictions. **Sales of the Contract for use with IRAs or Roth IRAs may be subject to special requirements of the IRS. The IRS has not reviewed the Contract described in this prospectus for qualification as an IRA and has not addressed, in a ruling of general applicability, whether the Contract's death benefit provisions comply with IRA qualification requirements**; and
- **457 Plans.** Section 457 of the Tax Code permits certain employers to offer deferred compensation plans for their employees. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities (governmental employers), as well as non-governmental, tax-exempt organizations (non-governmental employers). A 457 plan may be either a 457(b) plan or a 457(f) plan. Participation in a 457(b) plan maintained by a non-governmental employer is generally limited to a select group of management and highly-compensated employees (other than 457(b) plans maintained by nonqualified, church-controlled organizations). Depending on the plan design, the participant may be entitled to determine the investment allocation of their deferred compensation account. There is no further information specific to 457 plans in this prospectus.

The Company may offer or may have offered the Contract for use with certain other types of qualified plans. Please see your Contract and consult with your tax adviser if you have questions about other types of plan arrangements not discussed herein.

Special Considerations for IRAs. IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. You may roll over a distribution from an IRA to an IRA only once in any 12 month period. You will not be able to roll over any portion of an IRA distribution if you rolled over any other IRA distribution during the preceding one-year period. This limit applies by aggregating all of your IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs effectively treating them as one IRA for purposes of this limit. Please note that this one-rollover-per-year rule does not apply to: (1) the conversion of a traditional IRA to a Roth IRA; (2) a rollover to or from a qualified plan; or (3) a trustee-to-trustee transfer between IRAs. Please consult your own tax and/or legal adviser if you have additional questions about these rules.

Early distribution from SIMPLE IRAs made within two years of beginning participation in the SIMPLE IRA are subject to a 25% early distribution tax.

Special Considerations for Roth IRAs. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute. Roth IRA contributions are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA, IRA or eligible plan. Individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. A conversion of a traditional IRA to a Roth IRA, and a rollover from any other eligible retirement plan to a Roth IRA, made after December 31, 2017, cannot be recharacterized as having been made to a traditional IRA.

You will not be able to roll over any portion of a Roth IRA distribution if you rolled over any other IRA distribution during the preceding one-year period. This limit applies by aggregating all of your IRAs, including SEP and SIMPLE IRAs, as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of this limit. Please note that this one-rollover-per-year rule does not apply to: (1) the conversion of a traditional IRA to a Roth IRA; (2) a rollover to or from a qualified plan; or (3) a trustee-to-trustee transfer between Roth IRAs. Please consult your own tax and/or legal adviser if you have additional questions about these rules.

A 10% penalty tax may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made. Sales of a Contract for use with a Roth IRA may be subject to special requirements of the IRS. The IRS has not reviewed the Contracts described in this prospectus for qualification as Roth IRAs and has not addressed, in a ruling of general applicability, whether the Contract's death benefit provisions comply with IRS qualification requirements.

Taxation

The tax rules applicable to qualified Contracts vary according to the type of qualified Contract and the specific terms and conditions of the qualified Contract and the terms and conditions of the qualified plan or program. The ultimate effect of federal income taxes on the amounts held under a qualified Contract, or on income phase (i.e., annuity) payments from a qualified Contract, depends upon the type of qualified Contract or program as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified Contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
• Contributions in excess of specified limits;
• Distributions before age 59½ (subject to certain exceptions);
• Distributions that do not conform to specified commencement and minimum distribution rules; and
• Certain other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the Contract described in this prospectus. No attempt is made to provide more than general information about the use of the Contract with qualified plans and programs. Contract owners, sponsoring employers, participants, annuitants and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plan or program, regardless of the terms and conditions of the Contract. The Company is not bound by the terms and conditions of such plans and programs to the extent such terms contradict the language of the Contract, unless we consent in writing.

Contract owners, sponsoring employers, participants, annuitants and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law. **Therefore, you should seek tax and/or legal advice regarding the suitability of the Contract for your particular situation.** The following discussion assumes that qualified Contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as described in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans and programs are limited by the Tax Code. We provide general information on these requirements for certain plans and programs below. You should consult with a tax and/or legal adviser in connection with contributions to a qualified Contract.

401(a), 401(k), Roth 401(k), 403(a) and 403(b) Plans. The total annual contributions (including pre-tax and Roth 401(k) after-tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $55,000 (as indexed for 2018). Compensation means your compensation for the year from the employer sponsoring the plan and includes any elective deferrals under Tax Code Section 402(g) and any amounts not includible in gross income under Tax Code Sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 401(k), Roth 401(k) or 403(b) plan to generally no more than $18,500 (2018). Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

With the exception of the Roth 401(k) contributions, premium payments to your account(s) will generally be excluded from your gross income. Roth 401(k) salary reduction contributions are made on an after-tax basis.

Catch-up Contributions. Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 401(k), Roth 401(k) or 403(b) plan who is at least age 50 by the end of the plan year may contribute an additional amount ("Age 50 Catch-ups") not to exceed the lesser of:
- $6,000; or
- The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Traditional and Roth IRAs. You are eligible to contribute to a traditional IRA if you have compensation includible in income for the taxable year and you are not age 70½ by the end of the year. For 2018, the contribution to your traditional IRA cannot exceed the lesser of $5,500 or your taxable compensation. If you are age 50 or older, you can make an additional catch-up contribution of $1,000. Contributions to a traditional IRA may be deductible depending on your modified adjusted gross income ("MAGI"), tax filing status, and whether you or your spouse are an active participant in a retirement plan.

You may be eligible to contribute to a Roth IRA if you have compensation includible in income for the year. For 2018, the contribution to a Roth IRA cannot exceed the lesser of $5,500 or your taxable compensation. If you are age 50 or older, you can make an additional catch up contribution of $1,000. The amount you can contribute to a Roth IRA is reduced by the amount of any contributions you make to an individual retirement plan for your benefit (not including SEPs or SIMPLE IRAs). Your ability to contribute to a Roth IRA may be further limited by your MAGI and tax filing status. Contributions to a Roth IRA are not deductible.

Distributions – General

Certain tax rules apply to distributions from the Contract. A distribution is any amount taken from a Contract including withdrawals, income phase (i.e., annuity) payments and death benefit proceeds. The taxable portion of all distributions will be reported to the IRS.

Section 401(a), 401(k), 403(a) and 403(b) Plans. Distributions from these plans are taxed as received unless one of the following is true:
- The distribution is an eligible rollover distribution and is directly transferred or rolled over within 60 days to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed on all or part of the earnings on the contributions according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

Please note that a distribution of a pre-tax account is reported as a taxable distribution, even if you roll over the distribution within 60 days.

A distribution is an eligible rollover distribution unless it is:
- Part of a series of substantially equal periodic payments (at least one per year) made over the life (or life expectancy) of the participant or the joint lives (or joint life expectancies) of the participant and his designated beneficiary or for a specified period of ten years or more;
- A required minimum distribution under Tax Code Section 401(a)(9);
- A hardship withdrawal; or
- Otherwise not recognized under applicable regulations as eligible for rollover.

IRAs. All distributions from an IRA are taxed as received unless either one of the following is true:
- The distribution is directly transferred to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or
- You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

10% Additional Tax. The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a Contract used with a 401(a), 401(k), 403(a) or 403(b) plan (collectively, qualified plans). The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a traditional or Roth IRA to amounts transferred from a qualified plan or IRA.

Exceptions to the 10% additional tax apply if:
- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- The distribution is paid directly to the government in accordance with an IRS levy;
- The distribution is a qualified reservist distribution as defined under the Tax Code;
- The distribution is eligible for penalty relief extended to victims of certain natural disasters; or
- You have unreimbursed medical expenses that are more than 7.5% of your adjusted gross income.

Additional exceptions may apply to distributions from a traditional or Roth IRA if:
- The distribution amount is made in substantially equal periodic payments (at least annually) over your life (or life expectancy) or the join lives (or joint life expectancies) of you and your designated beneficiary;
- The distributions are not more than the cost of your medical insurance due to a period of unemployment (subject to certain conditions);
- The distributions are not more than your qualified higher education expenses; or
- You use the distribution to buy, build or rebuild a first home.

Additional exceptions may apply to distributions from a qualified plan if:
- You have separated from service with the plan sponsor at or after age 55;
- You are a qualified public safety employee taking a distribution from a governmental plan and you separated from service after age 50;
- The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated Beneficiary; or
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO").

The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Qualified Distributions − Roth 401(k) and Roth IRAs. A partial or full distribution of premium payments to a Roth 401(k) or a Roth IRA account and earnings credited on those premium payments (or of in-plan rollover amounts and earnings credited on those amounts, as described in the **"In-Plan Roth Rollovers"** section below) will be excludable from income if it is a qualified distribution. A "qualified distribution" from a Roth 401(k) or Roth IRA is defined as a distribution that meets the following two requirements:

- The distribution occurs after the five-year taxable period measured from the earlier of:
  > The first taxable year you, as applicable, made a contribution to a Roth IRA or a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Tax Code Section 402A;
  > If a rollover contribution was made from a designated Roth account previously established for your under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account; or
  > The first taxable year in which you made an in-plan Roth rollover or non-Roth amounts under the same plan; AND
- The distribution occurs after you attain age 59½, die with payment being made to your beneficiary or estate or become disabled as defined in the Tax Code.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the Contract (basis) and earnings on the Contract.

Distributions – Eligibility

401(a) Pension Plans. Subject to the terms of your 401(a) pension plan, distributions may generally only occur upon:
- Retirement;
- Death;
- Disability;
- Severance from employment;
- Attainment of normal retirement age;
- Attainment of age 62; or
- Termination of the plan.

Such distributions remain subject to other applicable restrictions under the Tax Code.

401(k) and Roth 401(k) Plans. Subject to the term of your 401(k) plan, distributions from your 401(k) or Roth 401(k) employee account, and possibly all or a portion of your 401(k) or Roth 401(k) employer account, may generally only occur upon:
- Retirement;
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship (for 2018 and earlier, contributions only, not earnings); or
- Termination of the plan.

Such distributions remain subject to other applicable restrictions under the Tax Code.

403(b) Plans. Distribution of certain salary reduction contributions and earnings on such contributions restricted under Tax Code Section 403(b)(11) may generally only occur upon:
- Retirement;
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship (for 2018 and earlier, contributions only, not earnings);
- Termination of the plan; or
- Meeting other circumstances as allowed by federal law, regulations or rulings.

Such distributions remain subject to other applicable restrictions under the Tax Code.

Section 403(b) regulations prohibit the distribution of amounts attributable to employer contributions before the earlier of your severance from employment or prior to the occurrence of some event as provided under your employer's plan, such as after a fixed number of years, the attainment of a stated age, or a disability.

If the Company agrees to accept amounts exchanged from a Tax Code Section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code Section 403(b)(7)(A)(ii).

Before we process a withdrawal request to confirm with your 403(b) plan sponsor or otherwise, that the withdrawals you request from a 403(b) contract comply with applicable tax requirements.

Lifetime Required Minimum Distributions (401(a), 401(k), Roth 401(k), 403(a), 403(b) and IRAs)

To avoid certain tax penalties, you and any designated beneficiary must also satisfy the required minimum distribution rules set forth in the Tax Code. These rules dictate the following:
- The start date for distributions;
- The time period in which all amounts in your Contract(s) must be distributed; and
- Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or in the case of an employer-sponsored plan, April 1 of the calendar year following the calendar year in which you retire, whichever occurs later, unless:
- Under 401(a) or 401(k) plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70½; or
- Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

Time Period. We must pay out distributions from the Contract over a period not extending beyond one of the following time periods:
- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). Before annuity payments begin, the required minimum distribution amount is generally determined by dividing the entire interest in the account as of December 31 of the preceding year by the applicable distribution period. The entire interest in the account includes the amount of any outstanding rollover, transfer and recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits and any optional living benefit. If annuity payments have begun under an annuity option that satisfies the Tax Code section 401(a)(9) regulations, such payments will generally be viewed as satisfying your required minimum distribution.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed. In certain circumstances this excise tax may be waived by the IRS.

Roth IRAs. Required minimum distributions are not applicable to Roth IRAs during your lifetime. Further information regarding required minimum distributions may be found in your Contract.

Required Distributions upon Death (401(a), 401(k), Roth 401(k), 403(a), 403(b), IRAs and Roth IRAs)

Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your Contract.

If your death occurs on or after the date you begin receiving minimum distributions under the Contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Very generally, for benefits not being paid as an annuity, this means calculating the minimum distribution using the longer of the beneficiary's remaining life expectancy determined in the year following the year of the owner's death, reduced by one for each subsequent year or owner's remaining life expectancy at death, reduced by one for each subsequent year. Tax Code Section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before the date you begin receiving minimum distributions under the Contract, your entire balance generally must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2018, your entire balance must be distributed to the designated beneficiary by December 31, 2023. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:
- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If your death occurs before the date you begin receiving required minimum distributions under the Contract and the designated beneficiary is your spouse, distributions must generally begin on or before the later of the following:
- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If your death occurs before the date you begin receiving required minimum distributions under the contract and there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract owner's death.

Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only). In lieu of taking a distribution under these rules, if the sole designated beneficiary is the contract owner's surviving spouse, the spousal beneficiary may elect to treat the Contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the Contract or fails to take a distribution within the required time period.

Withholding

Any taxable distributions under the Contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status.

401(a), 401(k), Roth 401(k), 403(a) and 403(b) Plans. Generally, eligible rollover distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

IRAs and Roth IRAs. Generally, you or, if applicable, a designated beneficiary may elect not to have tax withheld from distributions. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number, if we are notified by the IRS that the taxpayer identification number we have on file is incorrect, or if the payment is made outside of the U.S. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Non Resident Aliens. If you or your designated beneficiary is a non-resident alien, withholding will generally be 30% based on the individual's citizenship, the country of domicile and tax treaty status.

In-Plan Roth Rollovers

Tax Code Section 401(k) plans may add a "qualified Roth contribution program," under which employees can forego the current exclusion from gross income for elective deferrals, in exchange for the future exclusion of the distribution of the deferrals and any earnings thereon. That is, participants may elect to make non-excludable contributions to "designated Roth accounts" (instead of making excludable contributions) – and to exclude from gross income (if certain conditions are met) distributions from these accounts (instead of having distributions included in gross income).

If permitted under the plan for which the Contract is issued and provided the plan offers a Roth 401(k) account, non-Roth amounts may be rolled over into a corresponding Roth account within the same plan. The Tax Code provides that, generally, an in-plan rollover to a Roth account is taxable and includable in gross income in the year the rollover occurs, just as if the amount were distributed and not rolled into a qualified account. Please note that in-plan rollovers into a Roth account are not subject to withholding. Consequently, an individual considering such a transaction may want to increase their tax withholding or make an estimated tax payment in the year of the rollover. Amounts rolled over into an in-plan Roth account cannot subsequently be converted back into a non-Roth account.

A partial or full distribution of in-plan Roth rollover amounts and earnings credited on those amounts (or of premium payments made by salary reduction to a Roth account and earnings credited on those premium payments, as described above) will be excludable from income if it is a qualified distribution as defined in the **"Qualified Distributions – Roth 401(k) and Roth IRAs"** section above.

In-plan Roth rollovers are not subject to the 10% additional tax on early distributions under Tax Code Section 72(t) that would normally apply to distributions from a 401(k) plan. However, a special recapture rule applies when a plan distributes any part of the in-plan Roth rollover within a five-year taxable period, making the distribution subject to the 10% additional tax on early distributions under Tax Code Section 72(t) unless an exception to this tax applies or the distribution is allocable to any nontaxable portion of the in-plan Roth rollover. The five-year taxable period begins January 1 of the year of the in-plan Roth rollover and ends on the last day of the fifth year of the period. This special recapture rule does not apply when the participant rolls over the distribution to another designated Roth account or to a Roth IRA but does apply to a subsequent distribution from the rolled over account or Roth IRA within the five-year taxable period.

Due to administrative complexity, certain in-plan Roth rollovers may not be available through the Contract. Additionally, the tax rules associated with Roth accounts and in-plan Roth rollovers can be complex and you should seek tax and/or legal advice regarding your particular situation.

Assignment and Other Transfers

401(a), 401(k), Roth 401(k), 403(a) and 403(b) Plans. Your beneficial interest in the Contract may not be assigned or transferred to persons other than:
- A plan participant as a means to provide benefit payments;
- An alternate payee under a QDRO in accordance with Tax Code Section 414(p);
- The Company as collateral for a loan; or
- The enforcement of a federal income tax lien or levy.

IRAs and Roth IRAs. The Tax Code does not allow a transfer or assignment of your rights under these Contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the Contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a tax and/or legal adviser regarding the potential tax effects of such a transaction.

Tax Consequences of Living Benefits and Enhanced Death Benefits

Living Benefits. Except as otherwise noted below, when a full or partial withdrawal from a Contract occurs under a Voya LifePay Plus or Voya Joint LifePay Plus rider, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any deferred sales charge) immediately before the distribution over the investment in the Contract at that time.

Investment in the Contract is generally equal to the amount of all contributions to the Contract previously included in your gross income, plus amounts previously included in your gross income as the result of certain loans, assignments, or gifts, less the aggregate amount of non-taxable distributions previously made. The income on the Contract for purposes of calculating the taxable amount of a distribution may be unclear. For example, the living benefits provided under the Voya LifePay Plus or Voya Joint LifePay Plus rider, as well as any applicable Market Value Adjustment, could increase the contract value that applies. Thus, the income on the Contract could be higher than the amount of income that would be determined without regard to such a benefit. As a result, you could have higher amounts of income than will be reported to you. In addition, payments under any guaranteed payment phase of such riders may be subject to the exclusion ratio rules under Tax Code Section 72(b) for tax purposes. Please consult your tax and/or legal adviser about the tax consequences of living benefits.

Payments of the Maximum Annual Withdrawal pursuant to the Income Optimizer under the Voya LifePay Plus or Voya Joint LifePay Plus rider are designed to be treated as annuity payments for withholding and tax reporting purposes. A portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when your payments of the Maximum Annual Withdrawal pursuant to the Income Optimizer start. Any withdrawals in addition to the Maximum Annual Withdrawal payments you are receiving pursuant to the Income Optimizer constitute Excess Withdrawals under the Voya LifePay Plus or Voya Joint LifePay Plus rider, causing a proportional reduction of the Voya LifePay Plus Base and Maximum Annual Withdrawal. This reduction will result in a proportional reduction in the non-taxable portion of your future Maximum Annual Withdrawal payments. Once your investment in the Contract has been fully recovered, the full amount of each of your future Maximum Annual Withdrawal payments would be subject to tax as ordinary income.

Enhanced Death Benefits. The Contract offers a death benefit that may exceed the greater of premium payments and the contract value. It is possible that the IRS could characterize such a death benefit as other than an incidental death benefit, which may result in currently taxable income and could affect the amount of required minimum distributions. Additionally, because certain charges are imposed with respect to some of the available death benefits it is possible those charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract. Please consult your tax adviser about the tax consequences of enhanced death benefits.

Same-Sex Marriages

The Contract provides that upon your death a surviving spouse may have certain continuation rights that he or she may elect to exercise for the Contract's Death Benefit and any joint-life coverage under a living benefit. All contract provisions relating to spousal continuation are available only to a person who meets the definition of "spouse" under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Please consult your tax and/or legal adviser for further information about this subject.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the Contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the Contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the Contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation thereof may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the Contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

APPENDIX A

Condensed Financial Information

Except for subaccounts which did not commence operations as of December 31, 2017, the following tables show the Condensed Financial Information (accumulation unit values and number of units outstanding for the indicated periods) for each subaccount of Separate Account B under the Contract with the lowest and highest combination of asset-based charges. This information is current through December 31, 2017, including portfolio names. Portfolio name changes after December 31, 2017, are not reflected in the following information. Complete information is available in the SAI. Contact Customer Service to obtain your copy of the SAI free of charge.

Separate Account Annual Charges of 1.40%

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
Value at beginning of period	$12.04	$11.76	$12.05	$11.99	$10.62	$9.80	$10.31	$9.53	$7.99	$10.09
Value at end of period	$13.50	$12.04	$11.76	$12.05	$11.99	$10.62	$9.80	$10.31	$9.53	$7.99
Number of accumulation units outstanding at end of period	6,996,515	8,664,609	10,146,226	11,809,955	13,043,592	13,195,463	14,658,436	14,545,662	13,749,221	5,658,472
COLUMBIA SMALL CAP VALUE FUND VS (CLASS 2)										
Value at beginning of period	$35.32	$26.98	$29.21	$28.75	$21.75	$19.83	$21.42	$17.18	$13.94	$19.68
Value at end of period	$39.69	$35.32	$26.98	$29.21	$28.75	$21.75	$19.83	$21.42	$17.18	$13.94
Number of accumulation units outstanding at end of period	224,260	371,322	463,069	571,341	731,242	853,085	975,035	1,094,501	1,267,316	1,517,242
PROFUND VP BULL										
Value at beginning of period	$14.19	$13.13	$13.37	$12.17	$9.51	$8.47	$8.59	$7.74	$6.31	$10.27
Value at end of period	$16.70	$14.19	$13.13	$13.37	$12.17	$9.51	$8.47	$8.59	$7.74	$6.31
Number of accumulation units outstanding at end of period	24,959	30,950	37,080	40,009	64,161	80,226	96,088	119,978	139,938	178,757
PROFUND VP EUROPE 30										
Value at beginning of period	$9.89	$9.30	$10.59	$11.75	$9.80	$8.52	$9.49	$9.37	$7.19	$13.02
Value at end of period	$11.67	$9.89	$9.30	$10.59	$11.75	$9.80	$8.52	$9.49	$9.37	$7.19
Number of accumulation units outstanding at end of period	19,913	36,367	41,138	46,167	61,749	74,259	85,942	104,606	126,512	152,071
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$2.03	$2.17	$2.24	$3.25	$2.83	$3.09	$5.01	$6.05	$4.64	$7.59
Value at end of period	$1.76	$2.03	$2.17	$2.24	$3.25	$2.83	$3.09	$5.01	$6.05	$4.64
Number of accumulation units outstanding at end of period	141,338	185,734	203,341	238,818	238,813	266,658	270,919	290,517	316,599	402,662
VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.16	$9.74	$10.13	$9.80	$8.74	$7.70	$8.13	$7.79	$6.08	$9.95
Value at end of period	$12.37	$10.16	$9.74	$10.13	$9.80	$8.74	$7.70	$8.13	$7.79	$6.08
Number of accumulation units outstanding at end of period	6,479,748	7,999,553	9,507,797	3,326,376	3,553,623	3,776,108	4,036,972	4,398,876	4,692,093	4,193,381
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$10.63	$10.12	$10.66	$10.41	$10.20					
Value at end of period	$12.01	$10.63	$10.12	$10.66	$10.41					
Number of accumulation units outstanding at end of period	2,646,948	3,586,276	4,487,470	5,157,399	2,055,521					
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$15.37	$15.58	$15.80	$16.02	$16.24	$16.47	$16.70	$16.94	$17.12	$16.95
Value at end of period	$15.22	$15.37	$15.58	$15.80	$16.02	$16.24	$16.47	$16.70	$16.94	$17.12
Number of accumulation units outstanding at end of period	2,974,048	4,119,413	4,627,796	5,330,177	6,262,749	6,109,676	7,655,564	7,999,039	11,578,123	15,903,229

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.80	$14.66	$15.15	$13.94	$10.87	$9.57	$9.99			
Value at end of period	$18.66	$15.80	$14.66	$15.15	$13.94	$10.87	$9.57			
Number of accumulation units outstanding at end of period	7,224,237	9,534,437	11,357,787	13,193,311	15,699,200	17,914,965	19,736,037			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.37	$13.31	$13.73	$12.61	$9.81	$8.61	$8.78	$7.82	$6.10	$9.95
Value at end of period	$17.01	$14.37	$13.31	$13.73	$12.61	$9.81	$8.61	$8.78	$7.82	$6.10
Number of accumulation units outstanding at end of period	2,957,464	3,989,857	4,805,989	5,731,475	6,997,027	8,191,118	9,561,032	5,214,662	5,796,850	3,900,949
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$20.18	$17.86	$18.49	$18.53	$17.80	$15.83	$15.37	$13.65	$9.26	$12.13
Value at end of period	$21.14	$20.18	$17.86	$18.49	$18.53	$17.80	$15.83	$15.37	$13.65	$9.26
Number of accumulation units outstanding at end of period	1,460,783	1,919,763	2,333,369	2,852,338	3,536,270	4,012,922	3,817,892	3,921,490	3,386,304	4,317,113
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$17.21	$15.87	$16.00	$14.29	$10.92	$9.71	$9.88	$8.82	$7.27	$11.78
Value at end of period	$21.10	$17.21	$15.87	$16.00	$14.29	$10.92	$9.71	$9.88	$8.82	$7.27
Number of accumulation units outstanding at end of period	268,013	434,908	502,867	611,588	718,974	816,038	939,728	1,008,074	1,178,124	1,295,966
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$23.62	$20.33	$21.05	$19.54	$14.76	$12.75	$13.12	$10.94	$8.44	$13.75
Value at end of period	$26.39	$23.62	$20.33	$21.05	$19.54	$14.76	$12.75	$13.12	$10.94	$8.44
Number of accumulation units outstanding at end of period	304,281	535,541	606,003	733,866	900,327	1,007,217	1,103,955	1,204,164	1,377,178	1,538,832
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$23.25	$18.57	$19.51	$18.80	$13.40	$12.12	$12.41	$10.28	$8.37	$12.80
Value at end of period	$25.13	$23.25	$18.57	$19.51	$18.80	$13.40	$12.12	$12.41	$10.28	$8.37
Number of accumulation units outstanding at end of period	241,436	393,989	471,739	590,078	701,737	824,353	906,059	987,422	1,101,850	1,200,311
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$15.80	$15.38	$15.56	$14.82	$15.09	$14.03	$13.26	$12.28	$11.19	$12.42
Value at end of period	$16.32	$15.80	$15.38	$15.56	$14.82	$15.09	$14.03	$13.26	$12.28	$11.19
Number of accumulation units outstanding at end of period	24,021,783	28,010,382	32,021,473	35,604,078	12,404,667	12,675,495	13,585,163	14,805,735	15,212,968	14,692,505
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$9.33	$9.43	$9.70	$10.41						
Value at end of period	$11.42	$9.33	$9.43	$9.70						
Number of accumulation units outstanding at end of period	8,473,575	10,918,223	12,820,021	14,338,873						
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$8.72	$8.79	$9.01	$9.74	$8.16	$6.98	$8.09	$7.62	$6.06	$10.14
Value at end of period	$10.70	$8.72	$8.79	$9.01	$9.74	$8.16	$6.98	$8.09	$7.62	$6.06
Number of accumulation units outstanding at end of period	348,186	475,607	558,185	670,510	985,325	849,883	818,658	1,156,598	1,391,858	139,687
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$15.69	$15.40	$14.78	$13.26	$10.32	$10.27				
Value at end of period	$19.97	$15.69	$15.40	$14.78	$13.26	$10.32				
Number of accumulation units outstanding at end of period	11,904,633	16,175,859	19,109,726	22,337,194	26,880,710	30,794,923				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$25.11	$24.56	$23.48	$21.00	$16.31	$14.04	$13.93	$12.36	$8.80	$12.32
Value at end of period	$32.05	$25.11	$24.56	$23.48	$21.00	$16.31	$14.04	$13.93	$12.36	$8.80
Number of accumulation units outstanding at end of period	5,622,301	7,562,016	9,118,020	11,036,243	7,109,891	1,682,756	2,130,653	1,082,965	1,127,373	74,128

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.63	$14.85	$15.80	$14.60	$11.33	$10.05	$10.05			
Value at end of period	$18.57	$16.63	$14.85	$15.80	$14.60	$11.33	$10.05			
Number of accumulation units outstanding at end of period	5,508,969	7,421,221	9,147,104	8,808,653	5,395,409	830,633	569,147			
VOYA LIMITED MATURITY BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$22.51	$22.54	$22.74	$22.90	$23.07	$23.05	$23.11	$22.72	$21.50	$21.86
Value at end of period	$22.47	$22.51	$22.54	$22.74	$22.90	$23.07	$23.05	$23.11	$22.72	$21.50
Number of accumulation units outstanding at end of period	131,571	146,923	175,121	213,469	274,726	378,445	463,361	595,343	738,091	954,519
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$18.68	$17.71	$17.91	$16.73	$12.89	$11.47	$11.73	$9.15	$6.58	$10.72
Value at end of period	$22.98	$18.68	$17.71	$17.91	$16.73	$12.89	$11.47	$11.73	$9.15	$6.58
Number of accumulation units outstanding at end of period	4,774,600	2,853,934	3,240,855	3,761,739	4,703,222	3,747,745	4,227,190	4,756,551	4,502,607	4,769,928
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.44	$17.23	$17.57	$15.50	$12.06	$11.09	$11.79	$10.32	$8.43	$13.10
Value at end of period	$22.07	$18.44	$17.23	$17.57	$15.50	$12.06	$11.09	$11.79	$10.32	$8.43
Number of accumulation units outstanding at end of period	363,463	487,254	577,949	655,382	581,429	616,418	700,026	862,455	854,149	896,825
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.59	$10.26	$10.49	$10.04	$9.76	$9.17	$8.84	$8.32	$8.25	
Value at end of period	$11.25	$10.59	$10.26	$10.49	$10.04	$9.76	$9.17	$8.84	$8.32	
Number of accumulation units outstanding at end of period	3,995,871	5,389,089	5,273,239	5,808,995	6,917,396	7,030,422	7,346,128	6,256,899	5,981,757	
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.90	$13.14	$13.60	$13.09	$11.19	$10.05	$10.31	$9.37	$9.22	
Value at end of period	$15.99	$13.90	$13.14	$13.60	$13.09	$11.19	$10.05	$10.31	$9.37	
Number of accumulation units outstanding at end of period	29,664,497	39,020,544	45,698,664	51,799,708	59,186,253	63,995,469	68,956,114	74,275,484	79,472,323	
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.91	$13.21	$13.61	$13.06	$11.45	$10.40	$10.54	$9.63	$9.49	
Value at end of period	$15.71	$13.91	$13.21	$13.61	$13.06	$11.45	$10.40	$10.54	$9.63	
Number of accumulation units outstanding at end of period	17,625,445	22,613,214	26,950,962	30,767,408	35,441,375	38,485,278	42,036,780	46,040,296	48,787,781	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.29	$12.74	$13.13	$12.65	$11.66	$10.73	$10.65	$9.86	$9.75	
Value at end of period	$14.65	$13.29	$12.74	$13.13	$12.65	$11.66	$10.73	$10.65	$9.86	
Number of accumulation units outstanding at end of period	9,718,604	12,104,749	14,071,867	16,389,602	19,206,813	20,961,634	22,515,408	24,451,343	25,879,317	
VOYA RUSSELL^{TM} LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$26.02	$24.83	$23.45	$21.09	$16.24	$14.42	$14.07	$12.69	$10.27	
Value at end of period	$33.60	$26.02	$24.83	$23.45	$21.09	$16.24	$14.42	$14.07	$12.69	
Number of accumulation units outstanding at end of period	820,529	1,080,819	1,104,897	1,257,121	1,242,161	1,378,422	1,637,094	1,455,162	1,607,178	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$16.33	$14.95	$14.90	$13.42	$10.33	$9.09	$9.02	$8.17	$6.71	$10.17
Value at end of period	$19.69	$16.33	$14.95	$14.90	$13.42	$10.33	$9.09	$9.02	$8.17	$6.71
Number of accumulation units outstanding at end of period	2,704,333	3,318,523	3,395,479	3,546,039	4,014,374	4,545,292	4,462,209	5,649,134	6,524,524	629,227
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$24.05	$21.15	$22.29	$20.14	$15.54	$13.59	$13.71	$12.51	$10.35	
Value at end of period	$26.84	$24.05	$21.15	$22.29	$20.14	$15.54	$13.59	$13.71	$12.51	
Number of accumulation units outstanding at end of period	856,511	1,222,175	1,205,374	471,664	439,059	373,421	310,000	194,823	130,420	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$26.59	$25.25	$25.81	$23.56	$17.71	$15.55	$16.13	$13.00	$10.36	
Value at end of period	$32.60	$26.59	$25.25	$25.81	$23.56	$17.71	$15.55	$16.13	$13.00	
Number of accumulation units outstanding at end of period	865,314	1,120,682	1,355,601	1,415,777	1,742,194	1,975,775	2,267,474	2,632,553	2,765,328	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$18.03	$16.17	$16.91	$15.25	$11.56	$10.04	$10.40	$8.45	$6.13	$10.30
Value at end of period	$20.92	$18.03	$16.17	$16.91	$15.25	$11.56	$10.04	$10.40	$8.45	$6.13
Number of accumulation units outstanding at end of period	1,265,670	1,580,451	1,639,001	1,800,620	1,609,933	1,669,174	1,745,841	1,854,424	1,478,202	578,346
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$18.35	$15.40	$16.41	$15.90	$11.65	$10.20	$10.80	$8.69	$6.97	$10.06
Value at end of period	$20.62	$18.35	$15.40	$16.41	$15.90	$11.65	$10.20	$10.80	$8.69	$6.97
Number of accumulation units outstanding at end of period	1,139,591	1,420,669	1,600,432	1,732,818	1,943,191	1,759,225	1,701,985	1,880,369	1,673,974	1,397,996
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$16.53	$14.82	$15.20	$14.64	$10.70	$9.44	$9.53	$7.31	$5.68	$8.80
Value at end of period	$19.30	$16.53	$14.82	$15.20	$14.64	$10.70	$9.44	$9.53	$7.31	$5.68
Number of accumulation units outstanding at end of period	184,896	275,069	341,370	413,406	542,408	663,418	796,478	919,414	1,117,503	1,257,982
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$20.10	$16.42	$16.82	$16.06	$11.85	$10.52	$10.97	$8.97	$7.15	$10.25
Value at end of period	$22.00	$20.10	$16.42	$16.82	$16.06	$11.85	$10.52	$10.97	$8.97	$7.15
Number of accumulation units outstanding at end of period	629,887	812,437	852,713	963,772	1,060,414	1,187,162	1,422,232	1,686,231	1,359,012	686,734
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.05	$9.60	$10.03							
Value at end of period	$11.71	$10.05	$9.60							
Number of accumulation units outstanding at end of period	8,722,120	10,212,905	12,257,013							
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.81	$11.73	$11.90	$11.44	$11.94	$11.69	$11.08	$10.62	$10.20	$9.99
Value at end of period	$11.99	$11.81	$11.73	$11.90	$11.44	$11.94	$11.69	$11.08	$10.62	$10.20
Number of accumulation units outstanding at end of period	1,685,713	2,140,065	2,326,628	2,474,708	2,262,123	2,599,279	3,165,568	3,163,184	3,588,432	3,388,765
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$20.53	$19.77	$21.11	$20.52	$14.99	$12.70	$12.60	$10.10	$7.58	$13.08
Value at end of period	$25.95	$20.53	$19.77	$21.11	$20.52	$14.99	$12.70	$12.60	$10.10	$7.58
Number of accumulation units outstanding at end of period	1,832,233	2,411,598	2,897,333	3,345,047	3,838,302	3,614,401	4,238,575	4,210,806	4,248,323	3,468,055
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.86	$13.97	$14.41	$12.84	$12.55	$10.13	$10.85	$9.49	$7.21	$12.45
Value at end of period	$15.10	$13.86	$13.97	$14.41	$12.84	$12.55	$10.13	$10.85	$9.49	$7.21
Number of accumulation units outstanding at end of period	689,431	850,881	1,017,120	1,199,879	1,384,244	1,576,114	1,763,062	1,961,059	2,241,686	2,084,334

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$111.21	$108.20	$106.59	$83.24	$82.71	$72.61	$67.25	$53.29	$39.77	$65.61
Value at end of period	$115.34	$111.21	$108.20	$106.59	$83.24	$82.71	$72.61	$67.25	$53.29	$39.77
Number of accumulation units outstanding at end of period	140,103	203,191	252,122	319,442	412,408	481,849	575,703	675,827	801,790	952,216
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.39	$15.33	$15.10	$13.57	$10.22	$9.23	$9.82	$8.89	$6.85	$11.43
Value at end of period	$19.64	$16.39	$15.33	$15.10	$13.57	$10.22	$9.23	$9.82	$8.89	$6.85
Number of accumulation units outstanding at end of period	1,688,524	2,237,802	2,511,540	2,768,582	3,001,487	3,337,689	3,608,516	3,853,085	3,902,577	3,528,125
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$18.04	$14.79	$15.46	$15.03	$10.89	$9.67	$10.08	$8.16	$6.63	$10.21
Value at end of period	$19.74	$18.04	$14.79	$15.46	$15.03	$10.89	$9.67	$10.08	$8.16	$6.63
Number of accumulation units outstanding at end of period	776,175	1,037,070	1,226,292	1,421,605	1,638,441	1,976,916	2,223,917	2,485,616	2,897,468	3,270,508
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$15.47	$13.56	$14.69	$14.19	$12.55	$11.31	$11.18	$10.04	$7.71	$11.06
Value at end of period	$16.83	$15.47	$13.56	$14.69	$14.19	$12.55	$11.31	$11.18	$10.04	$7.71
Number of accumulation units outstanding at end of period	2,398,130	3,155,065	3,731,542	4,655,588	5,147,846	5,478,163	5,332,275	5,251,259	5,510,324	4,555,948
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$21.53	$18.54	$20.00	$18.58	$13.96	$11.93	$12.36	$10.89	$8.59	$13.72
Value at end of period	$24.99	$21.53	$18.54	$20.00	$18.58	$13.96	$11.93	$12.36	$10.89	$8.59
Number of accumulation units outstanding at end of period	975,633	1,322,990	1,683,688	2,034,525	2,240,125	2,131,292	2,213,852	2,163,923	2,202,640	2,342,903
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$19.12	$16.86	$17.50	$16.33	$13.29	$11.98	$12.31	$11.15	$9.24	$12.26
Value at end of period	$20.85	$19.12	$16.86	$17.50	$16.33	$13.29	$11.98	$12.31	$11.15	$9.24
Number of accumulation units outstanding at end of period	3,487,076	4,329,327	5,216,053	6,388,091	2,363,718	2,113,601	2,270,527	2,408,048	2,591,371	2,734,004
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$11.91	$10.52	$10.93	$10.13						
Value at end of period	$12.97	$11.91	$10.52	$10.93						
Number of accumulation units outstanding at end of period	5,238,079	6,252,217	7,191,688	8,247,921						
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$51.89	$43.88	$45.85	$42.23	$31.99	$28.32	$29.36	$26.47	$21.66	$32.41
Value at end of period	$58.28	$51.89	$43.88	$45.85	$42.23	$31.99	$28.32	$29.36	$26.47	$21.66
Number of accumulation units outstanding at end of period	703,489	837,388	956,646	1,110,697	1,334,073	1,464,057	1,747,429	2,059,675	2,460,096	2,778,827
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.84	$17.82	$21.46	$21.57	$23.20	$19.76	$24.52	$20.67	$12.22	$25.43
Value at end of period	$27.98	$19.84	$17.82	$21.46	$21.57	$23.20	$19.76	$24.52	$20.67	$12.22
Number of accumulation units outstanding at end of period	1,680,669	2,136,235	2,491,137	2,828,949	3,257,286	3,572,154	3,601,771	3,721,910	4,884,446	4,935,142
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$19.60	$17.34	$18.13	$15.99	$12.33	$10.42	$10.38	$8.56	$6.91	$10.18
Value at end of period	$21.99	$19.60	$17.34	$18.13	$15.99	$12.33	$10.42	$10.38	$8.56	$6.91
Number of accumulation units outstanding at end of period	664,025	875,198	1,100,503	1,353,541	1,923,801	1,723,331	1,622,804	1,415,034	802,705	540,677
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$30.21	$25.19	$26.53	$24.83	$18.12	$15.49	$15.92	$12.74	$10.15	$14.69
Value at end of period	$34.42	$30.21	$25.19	$26.53	$24.83	$18.12	$15.49	$15.92	$12.74	$10.15
Number of accumulation units outstanding at end of period	869,153	1,234,769	1,470,952	1,635,806	1,942,461	1,734,757	1,899,433	2,114,063	1,657,419	1,611,588

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
Value at beginning of period	$28.26	$27.22	$25.95	$25.25	$21.44	$18.78	$17.47	$15.55	$12.24	$17.37
Value at end of period	$35.06	$28.26	$27.22	$25.95	$25.25	$21.44	$18.78	$17.47	$15.55	$12.24
Number of accumulation units outstanding at end of period	1,045,249	1,340,989	1,519,675	1,806,889	2,192,686	2,525,466	2,790,056	2,982,767	2,798,687	2,715,369
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$18.40	$18.66	$18.23	$18.11	$14.48	$12.10	$13.40	$11.73	$8.54	$14.55
Value at end of period	$24.69	$18.40	$18.66	$18.23	$18.11	$14.48	$12.10	$13.40	$11.73	$8.54
Number of accumulation units outstanding at end of period	807,076	883,783	1,216,762	1,205,566	1,469,568	1,279,009	1,397,045	1,420,560	1,635,220	1,818,384
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$87.37	$82.00	$79.04	$71.47	$59.32	$52.55	$51.80	$46.07	$35.06	$49.06
Value at end of period	$99.15	$87.37	$82.00	$79.04	$71.47	$59.32	$52.55	$51.80	$46.07	$35.06
Number of accumulation units outstanding at end of period	3,519,909	4,380,841	4,905,548	5,469,024	6,127,711	6,556,997	7,077,206	7,593,076	8,156,298	8,278,462
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$50.96	$43.51	$47.40	$44.74	$34.97	$30.26	$30.97	$27.32	$22.17	$34.97
Value at end of period	$58.41	$50.96	$43.51	$47.40	$44.74	$34.97	$30.26	$30.97	$27.32	$22.17
Number of accumulation units outstanding at end of period	958,143	1,314,400	1,493,918	1,766,295	2,183,982	2,465,852	2,820,631	3,008,352	3,153,961	3,367,200
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.95	$16.97	$15.57	$14.57	$10.64	$9.10	$9.35	$8.13	$5.78	$10.17
Value at end of period	$22.27	$16.95	$16.97	$15.57	$14.57	$10.64	$9.10	$9.35	$8.13	$5.78
Number of accumulation units outstanding at end of period	1,644,216	1,963,161	2,549,469	2,394,002	2,453,514	2,352,194	1,806,950	1,929,680	1,909,257	775,347
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.93	$14.86	$15.22	$15.61	$13.84	$11.82	$13.68	$12.19	$8.99	$18.05
Value at end of period	$18.83	$14.93	$14.86	$15.22	$15.61	$13.84	$11.82	$13.68	$12.19	$8.99
Number of accumulation units outstanding at end of period	875,910	1,015,936	1,199,390	1,221,192	1,258,845	1,385,641	1,461,019	1,599,392	1,998,238	2,376,603
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.85	$10.83	$11.39	$12.40	$10.49	$8.96	$10.36	$9.67	$7.44	$12.71
Value at end of period	$13.05	$10.85	$10.83	$11.39	$12.40	$10.49	$8.96	$10.36	$9.67	$7.44
Number of accumulation units outstanding at end of period	3,817,589	5,129,382	6,092,607	6,958,530	7,818,813	8,618,254	2,688,868	2,992,773	2,884,425	2,681,328
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$30.22	$27.64	$30.33	$31.63	$24.56	$20.46	$22.00	$20.71	$15.88	$26.69
Value at end of period	$35.23	$30.22	$27.64	$30.33	$31.63	$24.56	$20.46	$22.00	$20.71	$15.88
Number of accumulation units outstanding at end of period	484,774	655,387	816,077	984,423	1,092,286	1,218,937	1,363,264	1,606,338	1,694,621	1,712,450

Separate Account Annual Charges of 1.95%

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
Value at beginning of period	$11.46	$11.26	$11.60	$11.61	$10.35	$9.60	$10.16	$9.44	$7.96	$10.08
Value at end of period	$12.78	$11.46	$11.26	$11.60	$11.61	$10.35	$9.60	$10.16	$9.44	$7.96
Number of accumulation units outstanding at end of period	5,173,204	5,827,444	6,487,425	7,001,985	7,660,611	8,364,885	9,163,770	9,731,707	8,786,491	4,810,195
COLUMBIA SMALL CAP VALUE FUND VS (CLASS 2)										
Value at beginning of period	$32.72	$25.14	$27.37	$27.08	$20.61	$18.89	$20.53	$16.55	$13.51	$19.17
Value at end of period	$36.57	$32.72	$25.14	$27.37	$27.08	$20.61	$18.89	$20.53	$16.55	$13.51
Number of accumulation units outstanding at end of period	132,769	176,425	197,472	225,564	261,948	307,378	337,456	373,700	427,908	464,506

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
PROFUND VP BULL										
Value at beginning of period	$13.00	$12.09	$12.39	$11.34	$8.91	$7.98	$8.14	$7.37	$6.05	$9.89
Value at end of period	$15.22	$13.00	$12.09	$12.39	$11.34	$8.91	$7.98	$8.14	$7.37	$6.05
Number of accumulation units outstanding at end of period	5,903	9,319	9,826	11,653	13,868	20,716	22,523	24,279	28,304	30,665
PROFUND VP EUROPE 30										
Value at beginning of period	$9.06	$8.57	$9.81	$10.95	$9.18	$8.03	$8.99	$8.93	$6.88	$12.54
Value at end of period	$10.63	$9.06	$8.57	$9.81	$10.95	$9.18	$8.03	$8.99	$8.93	$6.88
Number of accumulation units outstanding at end of period	11,255	18,559	21,719	24,374	28,396	28,697	32,153	42,989	44,665	76,510
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$1.88	$2.03	$2.10	$3.07	$2.69	$2.95	$4.81	$5.84	$4.50	$7.41
Value at end of period	$1.63	$1.88	$2.03	$2.10	$3.07	$2.69	$2.95	$4.81	$5.84	$4.50
Number of accumulation units outstanding at end of period	63,794	73,774	80,163	90,860	86,469	94,360	95,656	97,550	99,495	112,208
VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$9.66	$9.32	$9.75	$9.48	$8.51	$7.54	$8.00	$7.70	$6.05	$9.95
Value at end of period	$11.70	$9.66	$9.32	$9.75	$9.48	$8.51	$7.54	$8.00	$7.70	$6.05
Number of accumulation units outstanding at end of period	3,067,180	3,635,796	4,206,090	1,315,959	1,351,286	1,712,067	1,959,001	2,253,901	2,629,207	2,551,491
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$10.41	$9.97	$10.55	$10.37	$10.12					
Value at end of period	$11.70	$10.41	$9.97	$10.55	$10.37					
Number of accumulation units outstanding at end of period	1,151,625	1,345,928	1,419,387	1,570,657	32,857					
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$13.14	$13.38	$13.65	$13.92	$14.19	$14.47	$14.76	$15.05	$15.30	$15.23
Value at end of period	$12.93	$13.14	$13.38	$13.65	$13.92	$14.19	$14.47	$14.76	$15.05	$15.30
Number of accumulation units outstanding at end of period	1,961,634	2,477,085	2,506,704	2,588,669	2,922,458	3,294,219	4,195,103	3,726,691	4,944,633	6,218,579
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.28	$14.26	$14.82	$13.71	$10.75	$9.52	$9.99			
Value at end of period	$17.95	$15.28	$14.26	$14.82	$13.71	$10.75	$9.52			
Number of accumulation units outstanding at end of period	5,222,184	6,224,969	6,985,998	7,716,712	8,750,030	9,694,786	10,457,228			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$13.65	$12.72	$13.19	$12.18	$9.53	$8.42	$8.63	$7.73	$6.06	$9.95
Value at end of period	$16.07	$13.65	$12.72	$13.19	$12.18	$9.53	$8.42	$8.63	$7.73	$6.06
Number of accumulation units outstanding at end of period	1,736,583	2,079,095	2,385,053	2,666,593	3,011,498	3,315,956	3,801,889	1,358,805	1,432,459	613,853
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$18.80	$16.73	$17.42	$17.56	$16.95	$15.16	$14.81	$13.22	$9.03	$11.88
Value at end of period	$19.58	$18.80	$16.73	$17.42	$17.56	$16.95	$15.16	$14.81	$13.22	$9.03
Number of accumulation units outstanding at end of period	847,560	1,057,015	1,139,664	1,313,134	1,631,758	1,961,472	1,686,591	1,761,365	908,647	1,056,910
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$15.79	$14.64	$14.84	$13.33	$10.25	$9.16	$9.37	$8.41	$6.97	$11.36
Value at end of period	$19.25	$15.79	$14.64	$14.84	$13.33	$10.25	$9.16	$9.37	$8.41	$6.97
Number of accumulation units outstanding at end of period	351,916	454,838	494,087	577,988	667,716	717,363	789,755	927,565	995,207	1,099,093
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$24.59	$21.28	$22.16	$20.68	$15.71	$13.65	$14.12	$11.84	$9.19	$15.05
Value at end of period	$27.31	$24.59	$21.28	$22.16	$20.68	$15.71	$13.65	$14.12	$11.84	$9.19
Number of accumulation units outstanding at end of period	210,597	257,260	286,737	345,853	424,255	480,684	546,385	609,244	668,326	721,208

Condensed Financial Information (continued)

	2017	**2016**	**2015**	**2014**	**2013**	**2012**	**2011**	**2010**	**2009**	**2008**
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$25.21	$20.24	$21.39	$20.73	$14.86	$13.51	$13.92	$11.59	$9.49	$14.59
Value at end of period	$27.10	$25.21	$20.24	$21.39	$20.73	$14.86	$13.51	$13.92	$11.59	$9.49
Number of accumulation units outstanding at end of period	193,785	229,986	251,332	285,723	324,645	365,803	403,302	440,060	470,167	505,902
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$14.55	$14.25	$14.49	$13.88	$14.21	$13.29	$12.63	$11.76	$10.78	$12.03
Value at end of period	$14.95	$14.55	$14.25	$14.49	$13.88	$14.21	$13.29	$12.63	$11.76	$10.78
Number of accumulation units outstanding at end of period	13,476,347	15,191,718	16,714,161	18,475,409	5,636,117	5,524,443	5,863,796	6,206,308	6,451,426	5,718,407
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$9.18	$9.32	$9.65	$10.16						
Value at end of period	$11.18	$9.18	$9.32	$9.65						
Number of accumulation units outstanding at end of period	4,931,767	5,752,384	6,577,170	7,282,103						
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$8.30	$8.42	$8.68	$9.43	$7.95	$6.84	$7.97	$7.55	$6.04	$10.30
Value at end of period	$10.13	$8.30	$8.42	$8.68	$9.43	$7.95	$6.84	$7.97	$7.55	$6.04
Number of accumulation units outstanding at end of period	176,942	246,799	302,841	357,580	475,874	407,661	371,833	571,744	540,619	72,627
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$15.29	$15.09	$14.56	$13.13	$10.28	$10.32				
Value at end of period	$19.34	$15.29	$15.09	$14.56	$13.13	$10.28				
Number of accumulation units outstanding at end of period	7,707,085	9,702,824	11,096,157	12,463,566	13,991,615	15,574,620				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$23.40	$23.01	$22.12	$19.90	$15.54	$13.45	$13.42	$11.98	$8.57	$12.07
Value at end of period	$29.69	$23.40	$23.01	$22.12	$19.90	$15.54	$13.45	$13.42	$11.98	$8.57
Number of accumulation units outstanding at end of period	3,073,755	3,955,528	4,615,993	5,422,863	3,611,717	883,032	1,038,029	641,795	404,582	28,155
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.09	$14.45	$15.45	$14.36	$11.21	$10.00	$10.04			
Value at end of period	$17.86	$16.09	$14.45	$15.45	$14.36	$11.21	$10.00			
Number of accumulation units outstanding at end of period	3,519,373	4,372,038	5,077,333	4,852,661	2,061,174	360,984	195,176			
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$17.11	$16.31	$16.59	$15.59	$12.07	$10.81	$11.11	$8.72	$6.31	$10.33
Value at end of period	$20.94	$17.11	$16.31	$16.59	$15.59	$12.07	$10.81	$11.11	$8.72	$6.31
Number of accumulation units outstanding at end of period	2,312,735	1,336,074	1,548,014	1,692,293	2,042,615	1,366,532	1,287,437	1,172,403	647,451	576,021
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.27	$16.23	$16.65	$14.76	$11.56	$10.69	$11.42	$10.05	$8.26	$12.90
Value at end of period	$20.56	$17.27	$16.23	$16.65	$14.76	$11.56	$10.69	$11.42	$10.05	$8.26
Number of accumulation units outstanding at end of period	225,734	283,009	319,579	255,728	168,358	177,578	215,052	214,959	192,048	210,718
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.17	$9.91	$10.18	$9.81	$9.59	$9.06	$8.78	$8.31	$8.25	
Value at end of period	$10.74	$10.17	$9.91	$10.18	$9.81	$9.59	$9.06	$8.78	$8.31	
Number of accumulation units outstanding at end of period	2,922,347	3,508,193	4,109,542	4,335,215	4,738,284	5,638,432	5,987,264	4,845,565	4,777,187	
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.35	$12.69	$13.21	$12.79	$10.99	$9.92	$10.25	$9.36	$9.21	
Value at end of period	$15.27	$13.35	$12.69	$13.21	$12.79	$10.99	$9.92	$10.25	$9.36	
Number of accumulation units outstanding at end of period	19,398,057	23,818,393	26,764,293	29,932,322	33,789,179	36,373,432	38,938,265	41,710,174	44,762,701	

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.36	$12.76	$13.22	$12.76	$11.24	$10.28	$10.47	$9.62	$9.49	
Value at end of period	$15.01	$13.36	$12.76	$13.22	$12.76	$11.24	$10.28	$10.47	$9.62	
Number of accumulation units outstanding at end of period	13,119,364	15,470,560	17,405,244	19,408,440	21,267,493	22,887,896	24,435,172	26,143,151	27,731,127	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.76	$12.30	$12.75	$12.35	$11.45	$10.59	$10.58	$9.85	$9.75	
Value at end of period	$13.99	$12.76	$12.30	$12.75	$12.35	$11.45	$10.59	$10.58	$9.85	
Number of accumulation units outstanding at end of period	6,205,476	7,356,021	8,133,601	8,883,679	10,216,292	11,171,797	11,686,641	12,734,746	13,459,100	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$24.93	$23.91	$22.71	$20.54	$15.91	$14.20	$13.94	$12.64	$10.20	
Value at end of period	$32.00	$24.93	$23.91	$22.71	$20.54	$15.91	$14.20	$13.94	$12.64	
Number of accumulation units outstanding at end of period	500,685	562,681	575,863	516,244	361,025	374,387	322,048	302,452	315,447	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$15.55	$14.32	$14.35	$13.00	$10.06	$8.90	$8.89	$8.09	$6.68	$10.31
Value at end of period	$18.64	$15.55	$14.32	$14.35	$13.00	$10.06	$8.90	$8.89	$8.09	$6.68
Number of accumulation units outstanding at end of period	856,428	1,102,105	1,152,299	1,396,600	1,209,955	1,222,419	1,182,523	1,491,909	1,537,427	185,841
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$23.03	$20.37	$21.59	$19.62	$15.22	$13.39	$13.58	$12.46	$10.54	
Value at end of period	$25.56	$23.03	$20.37	$21.59	$19.62	$15.22	$13.39	$13.58	$12.46	
Number of accumulation units outstanding at end of period	614,821	733,668	820,315	424,035	343,597	298,911	226,688	202,476	154,282	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.47	$24.31	$24.99	$22.95	$17.35	$15.32	$15.97	$12.94	$10.14	
Value at end of period	$31.05	$25.47	$24.31	$24.99	$22.95	$17.35	$15.32	$15.97	$12.94	
Number of accumulation units outstanding at end of period	491,085	585,651	639,138	610,425	697,927	736,610	750,346	801,914	789,109	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.17	$15.48	$16.29	$14.77	$11.25	$9.84	$10.24	$8.36	$6.11	$10.40
Value at end of period	$19.81	$17.17	$15.48	$16.29	$14.77	$11.25	$9.84	$10.24	$8.36	$6.11
Number of accumulation units outstanding at end of period	962,884	1,198,511	1,109,450	1,021,483	868,183	844,587	844,438	971,877	727,369	303,340
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.47	$14.75	$15.80	$15.39	$11.35	$9.99	$10.63	$8.60	$6.94	$10.16
Value at end of period	$19.53	$17.47	$14.75	$15.80	$15.39	$11.35	$9.99	$10.63	$8.60	$6.94
Number of accumulation units outstanding at end of period	663,523	856,369	905,581	869,741	1,017,389	932,748	887,230	1,007,545	845,599	553,373
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$15.14	$13.65	$14.09	$13.64	$10.02	$8.90	$9.02	$6.97	$5.44	$8.48
Value at end of period	$17.59	$15.14	$13.65	$14.09	$13.64	$10.02	$8.90	$9.02	$6.97	$5.44
Number of accumulation units outstanding at end of period	59,695	77,386	95,865	115,289	140,732	163,092	175,561	196,291	224,324	248,212
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.15	$15.73	$16.21	$15.55	$11.55	$10.31	$10.80	$8.88	$7.12	$10.13
Value at end of period	$20.84	$19.15	$15.73	$16.21	$15.55	$11.55	$10.31	$10.80	$8.88	$7.12
Number of accumulation units outstanding at end of period	399,868	454,851	424,767	455,788	534,209	612,548	676,236	730,562	637,166	317,965

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$9.97	$9.58	$10.03							
Value at end of period	$11.55	$9.97	$9.58							
Number of accumulation units outstanding at end of period	4,991,320	5,855,715	6,500,658							
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.25	$11.24	$11.46	$11.08	$11.63	$11.45	$10.92	$10.51	$10.16	$10.03
Value at end of period	$11.36	$11.25	$11.24	$11.46	$11.08	$11.63	$11.45	$10.92	$10.51	$10.16
Number of accumulation units outstanding at end of period	1,010,822	1,308,949	1,335,118	1,250,994	1,031,367	1,389,261	1,678,619	1,352,838	1,454,753	808,243
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$19.23	$18.62	$19.99	$19.54	$14.35	$12.23	$12.21	$9.84	$7.42	$12.89
Value at end of period	$24.18	$19.23	$18.62	$19.99	$19.54	$14.35	$12.23	$12.21	$9.84	$7.42
Number of accumulation units outstanding at end of period	965,955	1,166,089	1,372,191	1,576,303	1,869,863	1,743,326	1,832,414	1,920,312	2,034,794	1,705,281
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.06	$13.23	$13.73	$12.30	$12.09	$9.82	$10.57	$9.29	$7.10	$12.34
Value at end of period	$14.15	$13.06	$13.23	$13.73	$12.30	$12.09	$9.82	$10.57	$9.29	$7.10
Number of accumulation units outstanding at end of period	422,162	521,289	608,935	690,682	784,722	867,714	962,296	1,076,870	1,272,193	1,232,834
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$95.02	$92.96	$92.09	$72.31	$72.26	$63.79	$59.41	$47.34	$35.53	$58.95
Value at end of period	$98.00	$95.02	$92.96	$92.09	$72.31	$72.26	$63.79	$59.41	$47.34	$35.53
Number of accumulation units outstanding at end of period	69,784	93,636	118,146	136,468	175,758	216,917	238,603	276,898	343,912	412,439
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.40	$14.49	$14.35	$12.97	$9.82	$8.92	$9.54	$8.69	$6.73	$11.29
Value at end of period	$18.36	$15.40	$14.49	$14.35	$12.97	$9.82	$8.92	$9.54	$8.69	$6.73
Number of accumulation units outstanding at end of period	1,348,116	1,538,880	1,659,060	1,818,720	2,024,960	2,202,631	2,253,089	2,482,365	2,512,125	2,198,501
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$17.00	$14.01	$14.73	$14.40	$10.49	$9.37	$9.82	$7.99	$6.54	$10.11
Value at end of period	$18.49	$17.00	$14.01	$14.73	$14.40	$10.49	$9.37	$9.82	$7.99	$6.54
Number of accumulation units outstanding at end of period	500,560	613,178	697,659	759,121	869,382	991,819	1,128,872	1,279,028	1,440,440	1,534,466
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.57	$12.85	$14.00	$13.59	$12.09	$10.95	$10.90	$9.84	$7.60	$10.96
Value at end of period	$15.77	$14.57	$12.85	$14.00	$13.59	$12.09	$10.95	$10.90	$9.84	$7.60
Number of accumulation units outstanding at end of period	2,010,285	2,381,635	2,694,003	3,165,253	3,275,470	3,163,571	3,219,719	3,315,680	3,386,163	2,759,068
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$19.84	$17.18	$18.63	$17.41	$13.15	$11.31	$11.78	$10.43	$8.28	$13.29
Value at end of period	$22.89	$19.84	$17.18	$18.63	$17.41	$13.15	$11.31	$11.78	$10.43	$8.28
Number of accumulation units outstanding at end of period	804,218	1,042,365	1,187,880	1,418,748	1,425,766	1,309,287	1,385,160	1,414,600	1,474,475	1,390,974
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.91	$15.88	$16.58	$15.56	$12.73	$11.54	$11.93	$10.86	$9.05	$12.07
Value at end of period	$19.43	$17.91	$15.88	$16.58	$15.56	$12.73	$11.54	$11.93	$10.86	$9.05
Number of accumulation units outstanding at end of period	1,487,310	1,872,372	2,128,713	2,458,378	1,125,776	1,008,727	1,074,103	1,103,836	1,088,308	939,388
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$11.72	$10.41	$10.88	$10.14						
Value at end of period	$12.69	$11.72	$10.41	$10.88						
Number of accumulation units outstanding at end of period	3,940,501	4,548,819	4,860,560	5,189,083						

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$45.51	$38.70	$40.67	$37.66	$28.69	$25.54	$26.63	$24.14	$19.86	$29.89
Value at end of period	$50.83	$45.51	$38.70	$40.67	$37.66	$28.69	$25.54	$26.63	$24.14	$19.86
Number of accumulation units outstanding at end of period	283,597	362,462	366,535	409,287	445,657	448,249	490,438	539,995	572,851	500,728
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$17.86	$16.13	$19.53	$19.74	$21.35	$18.29	$22.82	$19.34	$11.50	$24.07
Value at end of period	$25.04	$17.86	$16.13	$19.53	$19.74	$21.35	$18.29	$22.82	$19.34	$11.50
Number of accumulation units outstanding at end of period	1,385,405	1,527,529	1,672,345	1,904,955	1,897,428	2,024,486	2,027,389	2,059,178	2,406,494	2,351,662
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$29.90	$26.58	$27.96	$24.80	$19.23	$16.34	$16.37	$13.57	$11.02	$16.78
Value at end of period	$33.34	$29.90	$26.58	$27.96	$24.80	$19.23	$16.34	$16.37	$13.57	$11.02
Number of accumulation units outstanding at end of period	334,805	415,316	495,059	609,871	803,006	661,980	568,733	521,278	388,927	238,668
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$27.83	$23.34	$24.71	$23.26	$17.07	$14.67	$15.17	$12.21	$9.77	$14.23
Value at end of period	$31.53	$27.83	$23.34	$24.71	$23.26	$17.07	$14.67	$15.17	$12.21	$9.77
Number of accumulation units outstanding at end of period	586,069	751,720	826,459	862,533	1,038,536	943,783	913,590	808,465	638,318	612,948
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
Value at beginning of period	$26.04	$25.22	$24.18	$23.65	$20.20	$17.79	$16.64	$14.90	$11.79	$16.83
Value at end of period	$32.12	$26.04	$25.22	$24.18	$23.65	$20.20	$17.79	$16.64	$14.90	$11.79
Number of accumulation units outstanding at end of period	717,487	876,085	901,998	981,738	1,259,103	1,464,793	1,432,949	1,201,062	1,028,934	932,107
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$19.38	$19.77	$19.42	$19.40	$15.60	$13.11	$14.59	$12.85	$9.41	$16.12
Value at end of period	$25.87	$19.38	$19.77	$19.42	$19.40	$15.60	$13.11	$14.59	$12.85	$9.41
Number of accumulation units outstanding at end of period	512,444	525,804	640,364	625,432	706,770	617,441	694,917	695,149	797,167	909,337
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$74.65	$70.46	$68.29	$62.10	$51.82	$46.17	$45.76	$40.93	$31.33	$44.08
Value at end of period	$84.25	$74.65	$70.46	$68.29	$62.10	$51.82	$46.17	$45.76	$40.93	$31.33
Number of accumulation units outstanding at end of period	2,022,180	2,448,998	2,587,016	2,779,401	2,968,270	3,000,745	3,106,109	3,316,794	3,340,970	3,106,564
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$43.54	$37.39	$40.95	$38.87	$30.56	$26.59	$27.36	$24.27	$19.81	$31.41
Value at end of period	$49.63	$43.54	$37.39	$40.95	$38.87	$30.56	$26.59	$27.36	$24.27	$19.81
Number of accumulation units outstanding at end of period	602,346	701,040	719,617	790,309	882,232	911,304	947,023	928,683	923,809	849,406
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.05	$16.17	$14.92	$14.03	$10.30	$8.86	$9.16	$8.01	$5.73	$10.14
Value at end of period	$20.98	$16.05	$16.17	$14.92	$14.03	$10.30	$8.86	$9.16	$8.01	$5.73
Number of accumulation units outstanding at end of period	894,826	1,009,650	1,183,919	1,102,594	1,346,556	1,190,043	959,911	1,067,560	987,671	535,486
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$13.99	$14.00	$14.42	$14.87	$13.26	$11.39	$13.25	$11.88	$8.80	$17.78
Value at end of period	$17.54	$13.99	$14.00	$14.42	$14.87	$13.26	$11.39	$13.25	$11.88	$8.80
Number of accumulation units outstanding at end of period	607,239	674,193	688,515	646,396	647,370	707,844	700,849	749,135	899,945	1,055,822
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.22	$10.26	$10.85	$11.88	$10.10	$8.68	$10.09	$9.47	$7.33	$12.59
Value at end of period	$12.23	$10.22	$10.26	$10.85	$11.88	$10.10	$8.68	$10.09	$9.47	$7.33
Number of accumulation units outstanding at end of period	2,661,554	3,168,374	3,548,999	3,940,479	4,087,571	4,292,665	1,619,838	1,794,450	1,737,933	1,636,457
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$26.37	$24.25	$26.76	$28.06	$21.91	$18.35	$19.85	$18.79	$14.48	$24.49
Value at end of period	$30.57	$26.37	$24.25	$26.76	$28.06	$21.91	$18.35	$19.85	$18.79	$14.48
Number of accumulation units outstanding at end of period	269,017	322,039	357,620	423,830	453,011	446,499	462,920	505,792	516,157	472,477

APPENDIX B

The Investment Portfolios

The following investment portfolios are closed to new premiums and transfers. Contract owners who have value in any of the investment portfolios listed below may leave their contract value in these investments.

Closed Investment Portfolios

Columbia Variable Portfolio – Small Cap Value Fund (Class 2)	Voya International Index Portfolio (Class S)
ProFund VP Bull	Voya Large Cap Growth Portfolio (Class S)
ProFund VP Europe 30	Voya Limited Maturity Bond Portfolio (Class S)
ProFund VP Rising Rates Opportunity	Voya Multi-Manager Large Cap Core Portfolio (Class S)
Voya Growth and Income Portfolio (Class S)	Voya SmallCap Opportunities Portfolio (Class S)
Voya High Yield Portfolio (Class S)	VY® Clarion Real Estate Portfolio (Class S)
Voya Index Plus LargeCap Portfolio (Class S)	VY® Invesco Equity and Income Portfolio (Class S)
Voya Index Plus MidCap Portfolio (Class S)	VY® JPMorgan Mid Cap Value Portfolio (Class S)
Voya Index Plus SmallCap Portfolio (Class S)	VY® JPMorgan Small Cap Core Equity Portfolio (Class S)

Open Investment Portfolios – Description of Underlying Funds

During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios available under this Contract. They are listed in this appendix, plus any Fixed Interest Allocation that is available. You bear the entire investment risk for amounts you allocate to any investment portfolio, and you may lose your principal. There is no assurance that any of the funds will achieve their respective investment objectives. Shares of the funds will rise and fall in value and you could lose money by investing in them. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency.

The following table reflects the investment portfolios that are open and available to new premiums and transfers under your Contract along with each portfolio's investment adviser/subadviser and investment objective. Please refer to the fund prospectuses for more detailed information. Fund prospectuses may be obtained, free of charge, from Customer Service at the address and telephone number listed in the prospectus, by accessing the SEC's website (www.sec.gov) or by contacting the SEC Public Reference Room. You may obtain copies of reports and other information about the separate account and the funds, after paying a duplicating fee, by sending an email request to publicinfo@sec.gov or by writing to the SEC Public Reference Room. If you received a summary prospectus for any of the funds available through your Contract, you may also obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.

Certain funds offered under the Contract have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Certain funds are designated as "funds of funds". Funds offered in a fund of funds structure may have higher fees and expenses than a fund that invests directly in debt and equity securities.

Certain funds employ a managed volatility strategy. A managed volatility strategy is a strategy that is intended to reduce a fund's overall volatility and downside risk and, thereby, help us manage the risks associated with providing certain guarantees under the Contract.

Consult with your investment professional to determine if the investment portfolios may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

Fund Name Investment Adviser/Subadviser	Investment Objective
BlackRock Global Allocation V.I. Fund **Investment Adviser:** BlackRock Advisors, LLC	Seeks high total investment return.
Voya Global Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth and current income.
Voya Global Perspectives® Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return.
Voya Government Liquid Assets Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks high level of current income consistent with the preservation of capital and liquidity.
Voya Growth and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya Intermediate Bond Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya International Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.
Voya Large Cap Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth.
Voya Large Cap Value Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term growth of capital and current income.

Fund Name Investment Adviser/Subadviser	Investment Objective
Voya MidCap Opportunities Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Retirement Conservative Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a conservative level of risk relative to the other Voya Retirement Portfolios.
Voya Retirement Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Growth Portfolio.
Voya Retirement Moderate Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Portfolio but less than that of Voya Retirement Growth Portfolio.
Voya Retirement Moderate Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Conservative Portfolio but less than that of Voya Retirement Moderate Growth Portfolio.
Voya Russell[TM] Large Cap Growth Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200[®] Growth Index.
Voya Russell[TM] Large Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200[®] Index.
Voya Russell[TM] Large Cap Value Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200[®] Value Index.
Voya Russell[TM] Mid Cap Growth Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap[®] Growth Index.

Fund Name Investment Adviser/Subadviser	Investment Objective
Voya Russell^{TM} Mid Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Index.
Voya Russell^{TM} Small Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.
Voya Small Company Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stock of companies with smaller market capitalizations.
Voya Solution Moderately Aggressive Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide capital growth through a diversified asset allocation strategy.
Voya U.S. Bond Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Bloomberg Barclays U.S. Aggregate Bond Index.
VY® Baron Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
VY® Clarion Global Real Estate Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks high total return consisting of capital appreciation and current income.
VY® Columbia Contrarian Core Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks total return consisting of long-term capital appreciation and current income.
VY® Columbia Small Cap Value II Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks long-term growth of capital.

Fund Name Investment Adviser/Subadviser	Investment Objective
VY® Franklin Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Franklin Advisers, Inc.	Seeks to maximize income while maintaining prospects for capital appreciation.
VY® Invesco Comstock Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks capital growth and income.
VY® Invesco Equity and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return consisting of long-term capital appreciation and current income.
VY® Invesco Growth and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital and income.
VY® JPMorgan Emerging Markets Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
VY® Morgan Stanley Global Franchise Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Morgan Stanley Investment Management Inc.	A *non-diversified* Portfolio that seeks long-term capital appreciation.
VY® Oppenheimer Global Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
VY® T. Rowe Price Capital Appreciation Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.

Fund Name Investment Adviser/Subadviser	Investment Objective
VY® T. Rowe Price Equity Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks a high level of dividend income as well as long-term growth of capital primarily through investments in stocks.
VY® T. Rowe Price Growth Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth through investments in stocks.
VY® T. Rowe Price International Stock Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.
VY® Templeton Foreign Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.
VY® Templeton Global Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Templeton Global Advisors Limited	Seeks capital appreciation. Current income is only an incidental consideration.

Fixed Account II

Fixed Account II ("Fixed Account") is an optional fixed interest allocation option offered during the accumulation phase of your variable annuity Contract. The Fixed Account, which is a segregated asset account of VIAC, provides a means for you to invest on a tax-deferred basis and earn a guaranteed interest for guaranteed interest periods (Fixed Interest Allocation(s)). We will credit your Fixed Interest Allocation(s) with a fixed rate of interest. We currently offer Fixed Interest Allocations with guaranteed interest periods of that may vary by maturity, state of issue and rate. In addition, we may offer dollar cost averaging Fixed Interest Allocations, which are six-month and one-year Fixed Interest Allocations available exclusively in connection with our dollar cost averaging program. We may offer additional guaranteed interest periods in some or all states, may not offer all guaranteed interest periods on all contracts or in all states and the rates for a given guaranteed interest period may vary among contracts. We set the interest rates periodically. We may credit a different interest rate for each guaranteed interest period. The interest you earn in the Fixed Account as well as your principal is guaranteed by VIAC, as long as you do not take your money out before the maturity date for the applicable guaranteed interest period. If you take your money out from a Fixed Interest Allocation more than 30 days before the applicable maturity date, we will apply a Market Value Adjustment. A Market Value Adjustment could increase or decrease your contract value and/or the amount you take out. A surrender charge may also apply to withdrawals from your contract.

For Contracts sold in some states, not all Fixed Interest Allocations are available. You have a right to return your Contract for a refund as described in the Contract prospectus.

The Fixed Account

You may allocate premium payments and transfer your contract value to the guaranteed interest periods of the Fixed Account during the accumulation period as described in the Contract prospectus. Every time you allocate money to the Fixed Account, we set up a Fixed Interest Allocation for the guaranteed interest period you select. We will credit your Fixed Interest Allocation with a guaranteed interest rate for the guaranteed interest period you select, so long as you do not withdraw money from that Fixed Interest Allocation before the end of the guaranteed interest period. Each guaranteed interest period ends on its maturity date which is the last day of the month in which the guaranteed interest period is scheduled to expire.

Your contract value in the Fixed Account is the sum of your Fixed Interest Allocations and the interest credited as adjusted for any withdrawals, transfers or other charges we may impose, including any Market Value Adjustment. Your Fixed Interest Allocation will be credited with the guaranteed interest rate in effect for the guaranteed interest period you selected when we receive and accept your premium or reallocation of contract value. We will credit interest daily at a rate that yields the quoted guaranteed interest rate.

If you surrender, withdraw, transfer or annuitize your investment in a Fixed Interest Allocation more than 30 days before the end of the guaranteed interest period, we will apply a Market Value Adjustment to the transaction. A Market Value Adjustment could increase or decrease the amount you surrender, withdraw, transfer or annuitize, depending on current interest rates at the time of the transaction.

Guaranteed Interest Rates

Each Fixed Interest Allocation will have an interest rate that is guaranteed as long as you do not take your money out until its maturity date. We do not have a specific formula for establishing the guaranteed interest rates for the different guaranteed interest periods. We determine guaranteed interest rates at our sole discretion. We cannot predict the level of future interest rates.

Transfers from a Fixed Interest Allocation

You may transfer your contract value in a Fixed Interest Allocation to one or more new Fixed Interest Allocations with new guaranteed interest periods, or to any of the subaccounts of VIAC's Separate Account B as described in the Contract prospectus on the maturity date of a guaranteed interest period. The minimum amount that you can transfer to or from any Fixed Interest Allocation is $100. Transfers from a Fixed Interest Allocation may be subject to a Market Value Adjustment. If you have a special Fixed Interest Allocation that was offered exclusively with our dollar cost averaging program, canceling dollar cost averaging will cause a transfer of the entire contract value in such Fixed Interest Allocation to the Voya Government Liquid Assets Portfolio, and such a transfer will be subject to a Market Value Adjustment.

Please be aware that the benefit we pay under certain optional benefit riders will be adjusted by any transfers you make to and from the Fixed Interest Allocations during specified periods while the rider is in effect.

Withdrawals from a Fixed Interest Allocation

During the accumulation phase, you may withdraw a portion of your contract value in any Fixed Interest Allocation. You may make systematic withdrawals of only the interest earned during the prior month, quarter or year, depending on the frequency chosen, from a Fixed Interest Allocation under our systematic withdrawal option. A withdrawal from a Fixed Interest Allocation may be subject to a Market Value Adjustment and a contract surrender charge. Be aware that withdrawals may have federal income tax consequences, including a 10% penalty tax, as well as state income tax consequences.

Please be aware that the benefit we pay under any of the optional benefit riders will be reduced by any withdrawals you made from the Fixed Interest Allocations during the period while the rider is in effect.

Market Value Adjustment

A Market Value Adjustment may decrease, increase or have no effect on your contract value. We will apply a Market Value Adjustment: (1) whenever you withdraw or transfer money from a Fixed Interest Allocation (unless made within 30 days before the maturity date of the applicable guaranteed interest period, or under the systematic withdrawal or dollar cost averaging program); and (2) if on the annuity start date a guaranteed interest period for any Fixed Interest Allocation does not end on or within 30 days of the annuity start date.

A Market Value Adjustment may be positive, negative or result in no change. In general, if interest rates are rising, you bear the risk that any Market Value Adjustment will likely be negative and reduce your contract value. On the other hand, if interest rates are falling, it is more likely that you will receive a positive Market Value Adjustment that increases your contract value. In the event of a full surrender, transfer or annuitization from a Fixed Interest Allocation, we will add or subtract any Market Value Adjustment from the amount surrendered, transferred or annuitized. In the event of a partial withdrawal, transfer or annuitization, we will add or subtract any Market Value Adjustment from the total amount withdrawn, transferred or annuitized (hereinafter referred to as a "Withdrawal") in order to provide the amount requested.

Effective February 13, 2018 (the "Effective Date"), your Contract was endorsed or otherwise amended to limit any negative Market Value Adjustment that we may apply to a Withdrawal from the Fixed Account. More specifically, on and after the Effective Date, we will limit future negative Market Value Adjustments that we may apply to any Withdrawals from the Fixed Account so that any such Market Value Adjustments will not cause your applicable Fixed Account value to be less than the following "Floor Guarantee":
- 100% of premiums or other amounts allocated to the Fixed Account, accumulated while so allocated with interest at an effective annual rate equal to the greater of (i) any guaranteed minimum interest rate ("GMIR") applicable to the Fixed Account and (ii) 1.5%; *minus*
- The amount of any Withdrawals from the Fixed Account (before applying any positive or negative Market Value Adjustments); *minus*
- Any applicable surrender charges.

If your Fixed Account value after application of any Market Value Adjustment or upon any Withdrawal not subject to a Market Value Adjustment is less than the Floor Guarantee, then we will reset your applicable Fixed Account value to equal the amount of your Floor Guarantee.

In applying any Market Value Adjustment, each Fixed Interest Allocation will be considered separately –i.e., amounts allocated to the Fixed Account at different points in time, and earning different rates for different guaranteed interest periods, will be considered separately. The Floor Guarantee has no impact on any positive Market Value Adjustments that may apply to a Withdrawal from a Fixed Interest Allocation.

Additionally, on the Effective Date the GMIR for the Fixed Account is increased to 1.5% if prior to the Effective Date the applicable GMIR was less than 1.5%.

As a result of the above-referenced endorsement or amendment to the Contract, on and after the Effective Date interests in the Fixed Account are no longer securities registered under the Securities Act of 1933.

Contract Value in the Fixed Interest Allocations

On the contract date, the contract value in any Fixed Interest Allocation in which you are invested is equal to the portion of the initial premium paid and designated for allocation to the Fixed Interest Allocation. On each business day after the contract date, we calculate the amount of contract value in each Fixed Interest Allocation as follows:
1) We take the contract value in the Fixed Interest Allocation at the end of the preceding business day;
2) We credit a daily rate of interest on 1) at the guaranteed rate since the preceding business day;
3) We add 1) and 2);
4) We subtract from 3) any transfers from that Fixed Interest Allocation; and
5) We subtract from 4) any withdrawals, and then subtract any contract fees (including any rider charges) and premium taxes.

Additional premium payments and transfers allocated to the Fixed Account will be placed in a new Fixed Interest Allocation. The contract value on the date of allocation will be the amount allocated. Several examples which illustrate how the Market Value Adjustment works, including the Floor Guarantee, are included in the February 2, 2018, prospectus supplement for the Fixed Account.

Cash Surrender Value

The cash surrender value is the amount you receive when you surrender the Contract. The cash surrender value of amounts allocated to the Fixed Account will fluctuate daily based on the interest credited to Fixed Interest Allocations, any Market Value Adjustment and any surrender charge. We guarantee the cash surrender value of amounts allocate to the Fixed Account will never be less than the Floor Guarantee. On any date during the accumulation phase, we calculate the cash surrender value as follows: (1) we start with your contract value; (2) we adjust for any Market Value Adjustment; and (3) we deduct any surrender charge, any charge for premium taxes, the annual contract administrative fee (unless waived), any optional benefit rider charge and any other charges incurred but not yet deducted.

Dollar Cost Averaging from Fixed Interest Allocations

You may elect to participate in our dollar cost averaging program from a Fixed Account Interest Allocation with a guaranteed interest period of one year or less. The Fixed Interest Allocations serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to other Fixed Interest Allocations or contract investment portfolio subaccounts selected by you.

The dollar cost averaging program is designed to lessen the impact of market fluctuation your investment. Since we transfer the same dollar amount to subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels. You elect the dollar amount you want transferred under this program. Each monthly transfer must be at least $100. You may change the transfer amount once each contract year.

Transfers from a Fixed Interest Allocation under the dollar cost averaging program are not subject to a Market Value Adjustment.

We may in the future offer additional subaccounts or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program or otherwise modify, suspend or terminate this program. Of course, such change will not affect any dollar cost averaging programs in operation at the time.

Suspension of Payments

We have the right to delay payment of amounts from a Fixed Interest Allocation for up to six months.

More Information

See the prospectus for the Contract.

APPENDIX D

Fixed Interest Division

A Fixed Interest Division option is available through the group and individual deferred variable annuity contracts offered by the Company. The Fixed Interest Division is part of the VIAC General Account. Interests in the Fixed Interest Division have not been registered under the Securities Act of 1933, and neither the Fixed Interest Division nor the General Account are registered under the Investment Company Act of 1940.

Interests in the Fixed Interest Division are offered in certain states through an Offering Brochure, dated May 1, 2016. The Fixed Interest Division is different from the Fixed Account which is described in the prospectus but which is not available in your state. If you are unsure whether the Fixed Account is available in your state, please contact Customer Service at (800) 366-0066. When reading through the Prospectus, the Fixed Interest Division should be counted among the various investment options available for the allocation of your premiums, in lieu of the Fixed Account. The Fixed Interest Division may not be available in some states. Some restrictions may apply.

You will find more complete information relating to the Fixed Interest Division in the Offering Brochure. Please read the Offering Brochure carefully before you invest in the Fixed Interest Division.

Surrender Charge for Excess Withdrawals Example

The following assumes you made an initial premium payment of $10,000 and additional premium payments of $10,000 in each of the second and third contract years, for total premium payments under the Contract of $30,000. It also assumes a withdrawal at the end of the third contract year of 30% of the contract value of $35,000.

In this example, $8,000 (10% of the total premium payments of $30,000, which is $3,000, plus cumulative earnings, which is $35,000 less $30,000, which equals $5,000) is the maximum free withdrawal amount that you may withdraw without a surrender charge. The total amount withdrawn from the contract would be $10,500 ($35,000 x .30). Therefore, $2,500 ($10,500 - $8,000) is considered an excess withdrawal of a part of the initial premium payment of $10,000 and would be subject to a 6% surrender charge of $150 ($2,500 x .06). The amount of the withdrawal paid to you will be $10,500, and in addition, $150 will be deducted from your contract value.

This example does not take into account any Market Value Adjustment or deduction of any premium taxes.

APPENDIX F

Special Funds and Excluded Funds Examples

Example #1: The following examples are intended to demonstrate the impact on your 7% Solution Death Benefit Element ("7% MGDB") of allocating your contract value to Special Funds.

7% MGDB if 50% invested in Special Funds					7% MGDB if 0% invested in Special Funds					7% MGDB if 100% invested in Special Funds			
End of Yr	Covered	Special	Total		End of Yr	Covered	Special	Total		End of Yr	Covered	Special	Total
0	500	500	1,000		0	1,000	—	1,000		0	0	1,000	1,000
1	535	500	1,035		1	1,070	—	1,070		1	0	1,000	1,000
2	572	500	1,072		2	1,145	—	1,145		2	0	1,000	1,000
3	613	500	1,113		3	1,225	—	1,225		3	0	1,000	1,000
4	655	500	1,155		4	1,311	—	1,311		4	0	1,000	1,000
5	701	500	1,201		5	1,403	—	1,403		5	0	1,000	1,000
6	750	500	1,250		6	1,501	—	1,501		6	0	1,000	1,000
7	803	500	1,303		7	1,606	—	1,606		7	0	1,000	1,000
8	859	500	1,359		8	1,718	—	1,718		8	0	1,000	1,000
9	919	500	1,419		9	1,838	—	1,838		9	0	1,000	1,000
10	984	500	1,484		10	1,967	—	1,967		10	0	1,000	1,000

7% MGDB if transferred to Special Funds at the beginning of year 6					7% MGDB if transferred to Covered Funds at the beginning of year 6			
End of Yr	Covered	Special	Total		End of Yr	Covered	Special	Total
0	1,000	—	1,000		0	—	1,000	1,000
1	1,070	—	1,070		1	—	1,000	1,000
2	1,145	—	1,145		2	—	1,000	1,000
3	1,225	—	1,225		3	—	1,000	1,000
4	1,311	—	1,311		4	—	1,000	1,000
5	1,403	—	1,403		5	—	1,000	1,000
6	—	1,403	1,403		6	1,070	—	1,070
7	—	1,403	1,403		7	1,145	—	1,145
8	—	1,403	1,403		8	1,225	—	1,225
9	—	1,403	1,403		9	1,311	—	1,311
10	—	1,403	1,403		10	1,403	—	1,403

Example #2: The following examples are intended to demonstrate the impact on your 7% Solution Death Benefit Element ("7% MGDB") of allocating your contract value to Excluded Funds.

7% MGDB if 50% invested in Excluded Funds							
	Covered		Excluded		Total		
End of Yr	7% MGDB	AV	7% MGDB	AV	7% MGDB	AV	Death Benefit
0	500	500	500	500	1,000	1,000	1,000
1	535	510	535	510	1,045	1,020	1,045
2	572	490	572	490	1,062	980	1,062
3	613	520	613	520	1,133	1,040	1,133
4	655	550	655	550	1,205	1,100	1,205
5	701	450	701	450	1,151	900	1,151
6	750	525	750	525	1,275	1,050	1,275
7	803	600	803	600	1,403	1,200	1,403
8	859	750	859	750	1,609	1,500	1,609
9	919	500	919	500	1,419	1,000	1,419
10	984	300	984	300	1,284	600	1,284

7% MGDB if 0% invested in Excluded Funds			
	Covered		
End of Yr	7% MGDB	AV	Death Benefit
0	1,000	1,000	1,000
1	1,070	1,020	1,070
2	1,145	980	1,145
3	1,225	1,040	1,225
4	1,311	1,100	1,311
5	1,403	900	1,403
6	1,501	1,050	1,501
7	1,606	1,200	1,606
8	1,718	1,500	1,718
9	1,838	1,000	1,838
10	1,967	600	1,967

7% MGDB if 100% invested in Excluded Funds			
	Excluded		
End of Yr	7% MGDB	AV	Death Benefit
0	1,000	1,000	1,000
1	1,070	1,020	1,020
2	1,145	980	980
3	1,225	1,040	1,040
4	1,311	1,100	1,100
5	1,403	900	900
6	1,501	1,050	1,050
7	1,606	1,200	1,200
8	1,718	1,500	1,500
9	1,838	1,000	1,000
10	1,967	600	600

Note: AV are hypothetical illustrative values. Not a projection. "7% MGDB" for Excluded funds is notional. Not payable as a benefit. Death Benefit for Excluded Funds equals Accumulation Value (AV).

	Transfer from Covered Funds to Excluded Funds at the beginning of year 6						
	Covered		Excluded		Total		
End of Yr	7% MGDB	AV	7% MGDB	AV	7% MGDB	AV	Death Benefit
—	1,000	1,000	—	—	1,000	1,000	1,000
1	1,070	1,020	—	—	1,070	1,020	1,070
2	1,145	980	—	—	1,145	980	1,145
3	1,225	1,040	—	—	1,225	1,040	1,225
4	1,311	1,100	—	—	1,311	1,100	1,311
5	1,403	900	—	—	1,403	900	1,403
6	—	—	1,501	1,050	1,050	1,050	1,050
7	—	—	1,606	1,200	1,200	1,200	1,200
8	—	—	1,718	1,500	1,500	1,500	1,500
9	—	—	1,838	1,000	1,000	1,000	1,000
10	—	—	1,967	600	600	600	600

Note: 7% MGDB transferred to Excluded Funds equals the 7% MGDB in Covered Funds (or a proportional portion thereof for partial transfer). Transfers from Special Funds to Excluded Funds work the same as Covered to Excluded (except 7% MGDB in Special Funds does not accumulate).

	Transfer from Excluded Funds to Covered Funds at the beginning of year 6						
	Covered		Excluded		Total		
End of Yr	7% MGDB	AV	7% MGDB	AV	7% MGDB	AV	Death Benefit
—	—	—	1,000	1,000	1,000	1,000	1,000
1	—	—	1,070	1,020	1,020	1,020	1,020
2	—	—	1,145	980	980	980	980
3	—	—	1,225	1,040	1,040	1,040	1,040
4	—	—	1,311	1,100	1,100	1,100	1,100
5	—	—	1,403	900	900	900	900
6	963	1,050	—	—	963	1,050	1,050
7	1,030	1,200	—	—	1,030	1,200	1,200
8	1,103	1,500	—	—	1,103	1,500	1,500
9	1,180	1,000	—	—	1,180	1,000	1,180
10	1,262	600	—	—	1,262	600	1,262

Note: 7% MGDB transferred to Covered Funds is the lesser of 7% MGDB in Excluded Funds (or portion thereof for partial transfer) and AV transferred to Covered Funds. Transfers from Excluded Funds to Special Funds work the same as Excluded to Covered (except 7% MGDB in Special Funds does not accumulate).

Examples of Minimum Guaranteed Income Benefit Calculation

Example 1

Age		Contract without MGIB Rider	Contract with MGIB Rider between January 12, 2009 and March 15, 2010	Contract with MGIB Rider before January 12, 2009
55	Initial Value	$100,000	$100,000	$100,000
	Accumulation Rate	0.00%	0.00%	0.00%
	Rider Charge	0.00%	0.75%	0.75%
65	Contract Value	$100,000	$89,188	$89,188
	Contract Annuity Factor	4.69	4.69	4.69
	Monthly Income	$469.00	$418.29	$418.29
	MGIB Rollup	n/a	$196,715	$196,715
	MGIB Ratchet	n/a	$100,000	$100,000
	MGIB Annuity Factor	n/a	4.17	4.43
	MGIB Income	n/a	$820.30	$871.45
	Income	$469.00	$820.30	$871.45

Example 2

Age		Contract without MGIB Rider	Contract with MGIB Rider between January 12, 2009 and March 15, 2010	Contract with MGIB Rider before January 12, 2009
55	Initial Value	$100,000	$100,000	$100,000
	Accumulation Rate	3.00%	3.00%	3.00%
	Rider Charge	0.00%	0.75%	0.75%
65	Contract Value	$134,392	$122,065	$122,065
	Contract Annuity Factor	4.69	4.69	4.69
	Monthly Income	$630.30	$572.48	$572.48
	MGIB Rollup	n/a	$196,715	$196,715
	MGIB Ratchet	n/a	$122,065	$122,065
	MGIB Annuity Factor	n/a	4.17	4.43
	MGIB Income	n/a	$820.30	$871.45
	Income	$630.30	$820.30	$871.45

Example 3

Age		Contract without MGIB Rider	Contract with MGIB Rider between January 12, 2009 and March 15, 2010	Contract with MGIB Rider before January 12, 2009
55	Initial Value	$100,000	$100,000	$100,000
	Accumulation Rate	8.00%	8.00%	8.00%
	Rider Charge	0.00%	0.75%	0.75%
65	Contract Value	$215,892	$200,449	$ 200,448
	Contract Annuity Factor	4.69	4.69	4.69
	Monthly Income	$1,012.54	$940.11	$940.10
	MGIB Rollup	n/a	$196,715	$196,715
	MGIB Ratchet	n/a	$200,449	$200,448
	MGIB Annuity Factor	n/a	4.17	4.43
	MGIB Income	n/a	$835.87	$887.98
	Income	$1,012.54	$940.11	$940.10

Example 4

Age		Contract without MGIB Rider	Contract with MGIB Rider between January 12, 2009 and March 15, 2010	Contract with MGIB Rider before January 12, 2009
55	Initial Value	$100,000	$100,000	$100,000
	Accumulation Rate	9.78%	9.78%	9.78%
	Rider Charge	0.00%	0.75%	0.75%
65	Contract Value	$254,233	$236,665	$236,238
	Contract Annuity Factor	4.69	4.69	4.69
	Monthly Income	$1,192.35	$1,109.96	$1,107.96
	MGIB Rollup	n/a	$196,715	$196,715
	MGIB Ratchet	n/a	$236,665	$236,238
	MGIB Annuity Factor	n/a	4.17	4.43
	MGIB Income	n/a	$986.89	$1,046.53
	Income	$1,192.35	$1,109.96	$1,107.96

The Accumulation Rates shown under "Contract" are hypothetical and intended to illustrate various market conditions. These rates are assumed to be net of all fees and charges. Fees and charges are not assessed against the MGIB Rollup Rate.

APPENDIX H

Voya LifePay Plus and Voya Joint LifePay Plus Partial Withdrawal Amount Examples

The following example shows the adjustment to the Maximum Annual Withdrawal amount for a withdrawal before the Lifetime Withdrawal Phase has begun.

Illustration 1: Adjustment to the Voya LifePay Plus Base for a withdrawal taken prior to the Lifetime Withdrawal Phase.

Assume the Annuitant is age 55 and the first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. Because the Voya LifePay Plus Rider is not yet eligible to enter the Lifetime Withdrawal Phase, there is no Maximum Annual Withdrawal and the entire withdrawal is considered excess.

If the Voya LifePay Plus Base and contract value before the withdrawal are $100,000 and $90,000, respectively, then the Voya LifePay Plus Base will be reduced by 3.33% ($3,000 / $90,000) to $96,667 ((1 – 3.33%) * $100,000).

Any additional withdrawals taken prior to the Annuitant reaching age 59½ will also result in an immediate proportional reduction to the Voya LifePay Plus Base.

The following are examples of adjustments to the Maximum Annual Withdrawal amount for withdrawals in excess of the Maximum Annual Withdrawal.

Illustration 2: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal. However, because only $4,500 in gross withdrawals was taken during the contract year prior to this withdrawal, $500 of the $1,500 gross withdrawal is not considered excess.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the contract value before this withdrawal is $50,000, and the contract value is $49,500 after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 - 2.02%) * $5,000).

Illustration 3: A withdrawal exceeds the Maximum Annual Withdrawal amount but does not exceed the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. The Required Minimum Distribution for the current calendar year applicable to this Contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, however, the Maximum Annual Withdrawal is not adjusted until the Additional Withdrawal Amount is exhausted. The amount by which total net withdrawals taken exceed the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000), is the same as the Additional Withdrawal Amount, so no adjustment to the Maximum Annual Withdrawal is made. If total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, then an adjustment would be made to the Maximum Annual Withdrawal.

Illustration 4: The Additional Withdrawal Amount at the end of the calendar year before it is withdrawn.

Assume the most recent contract date was July 1, 2007 and the Maximum Annual Withdrawal is $5,000. Also assume RMDs, applicable to this Contract, are $6,000 and $5,000 for 2008 and 2009 calendar years respectively.

Between July 1, 2007, and December 31, 2007, a withdrawal of $5,000 is taken which exhausts the Maximum Annual Withdrawal.

On January 1, 2008, the Additional Withdrawal Amount is set equal to the excess of the 2008 RMD above the existing Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000). Note that while the Maximum Annual Withdrawal has been exhausted, it is still used to calculate the Additional Withdrawal Amount.

The owner now has until December 31, 2009 to take the newly calculated Additional Withdrawal Amount of $1,000. The owner decides not to take the Additional Withdrawal Amount of $1,000 in 2008.

On January 1, 2009, the Additional Withdrawal Amount is set equal to the excess of the 2009 RMD above the existing Maximum Annual Withdrawal, $0 ($5,000 - $5,000). Note that the Additional Withdrawal Amount of $1,000 from the 2008 calendar year carries over into the 2009 calendar year and is available for withdrawal.

Illustration 5: A withdrawal exceeds the Maximum Annual Withdrawal amount and the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. The Required Minimum Distribution for the current calendar year applicable to this Contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $3,500 net, with $0 of surrender charges. Total net withdrawals taken, $8,000, exceed the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, $6,000, and there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $8,000 ($3,000 + $1,500 + $3,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount ($8,000 - $6,000 = $2,000), and the amount of the current gross withdrawal ($3,500).

If the contract value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 4.00% ($2,000 / $50,000) to $4,800 ((1 - 4.00%) * $5,000).

Illustration 6: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal. However, because only $4,500 in gross withdrawals was taken during the contract year prior to this withdrawal, $500 of the $1,500 gross withdrawal is not considered excess.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the contract value after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, is $49,500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 - 2.02%) * $5,000).

Another withdrawal is taken during that same contract year in the amount of $400 net, with $100 of surrender charges. Total gross withdrawals during the contract year are $6,500 ($3,000 + $1,500 + $1,500 + $500). The adjustment to the MAW is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,500, and the amount of the current gross withdrawal, $500.

If the contract value before this withdrawal is $48,500, then the Maximum Annual Withdrawal is reduced by 1.03% ($500 / $48,500) to $4,849 ((1 - 1.03%) * $4,899).

Examples of Fixed Allocation Funds Automatic Rebalancing

The following examples are designed to assist you in understanding how Fixed Allocation Funds Automatic Rebalancing works. The examples assume that there are no investment earnings or losses.

I. Subsequent Payments

A. ASSUME that on Day 1, an owner deposits an initial payment of $100,000, which is allocated 100% to Accepted Funds. No Fixed Allocation Funds Automatic Rebalancing would occur, because this allocation meets the required investment option allocation.

B. Assume that on Day 2, the owner deposits an additional payment of $500,000, bringing the total contract value to $600,000, and allocates this deposit 100% to Other Funds. Because the percentage allocated to the Fixed Allocations Funds (0%) is less than 30% of the total amount allocated to the Fixed Allocation Funds and the Other Funds, we will automatically reallocate $150,000 from the amount allocated to the Other Funds (30% of the $500,000 allocated to the Other Funds) to the Fixed Allocation Funds. Your ending allocations will be $100,000 to Accepted Funds, $150,000 to the Fixed Allocation Funds, and $350,000 to Other Funds.

II. Partial Withdrawals

A. Assume that on Day 1, an owner deposits an initial payment of $100,000, which is allocated 65% to Accepted Funds ($65,000), 30% to the Fixed Allocation Funds ($30,000), and 5% to Other Funds ($5,000). No Fixed Allocation Funds Automatic Rebalancing would occur, because this allocation meets the required investment option allocation.

B. Assume that on Day 2, the owner requests a partial withdrawal of $29,000 from the Fixed Allocation Funds. Because the remaining amount allocated to the Fixed Allocation Funds ($1,000) is less than 30% of the total amount allocated to the Fixed Allocation Funds and the Other Funds, we will automatically reallocate $800 from the Other Funds to the Fixed Allocation Funds, so that the amount allocated to the Fixed Allocation Funds ($1,800) is 30% of the total amount allocated to the Fixed Allocation Funds and Other Funds ($6,000).

APPENDIX J

Voya LifePay Plus and Voya Joint LifePay Plus

(Available for Contracts issued on and after August 20, 2007,
through April 28, 2008, subject to state approval.)

Voya LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya LifePay Plus") Rider. The Voya LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of the annuitant, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

Purchase. In order to elect the Voya LifePay Plus rider, the annuitant must be the owner or one of the owners, unless the owner is a non-natural owner. Joint annuitants are not allowed. The maximum issue age is 80. The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the contract anniversary on which the rider is effective. Some broker/dealers may limit the availability of the rider to younger ages. The Voya LifePay Plus rider is available for Contracts issued **on and after August 20, 2007,** (subject to availability and state approvals) that do not already have a living benefit rider. The Voya LifePay Plus rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in **"Investment Option Restrictions,"** below. The Company in its discretion may allow the rider to be elected after a contract has been issued without it, subject to certain conditions. Contact Customer Service for more information. Such election must be received in good order, including compliance with the investment restrictions described below. The rider will be effective as of the following quarterly contract anniversary.

Rider Date. The rider date is the date the Voya LifePay Plus rider becomes effective. If you purchase the Voya LifePay Plus rider when the Contract is issued, the rider date is also the contract date.

Charge. The charge for the Voya LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
2.00%	0.60%

This quarterly charge is a percentage of the Voya LifePay Plus Base. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the rider and charges will begin on the next following quarterly contract anniversary. The charge will be assessed proportionally when the rider is terminated. Charges are deducted through the date your rider enters either the Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status. Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The current charge can change upon a reset after your first five contract years. You will never pay more than the maximum annual charge.

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. **For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see APPENDIX C.** We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

No Cancellation. Once you purchase the Voya LifePay Plus rider, you may not cancel it unless you cancel the Contract during the Contract's free look period, surrender, annuitize or otherwise terminate the Contract. These events automatically cancel the Voya LifePay Plus rider.

Termination. The Voya LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you:
- Annuitize, surrender or otherwise terminate your Contract during the accumulation phase; or
- Die during the accumulation phase (first owner to die if there are multiple contract owners, or death of annuitant if the contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract.

The Voya LifePay Plus rider will also terminate if there is a change in contract ownership (other than a spousal beneficiary continuation your death). Other circumstances that may cause the Voya LifePay Plus rider to terminate automatically are discussed below.

Guaranteed Withdrawal Status. This status begins on the date of the first withdrawal, ONLY IF the quarterly contract anniversary following the annuitant reaching age 59½ has not yet passed. While the Voya LifePay Plus rider is in Guaranteed Withdrawal Status, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the Voya LifePay Plus Base dollar-for-dollar. This status will then continue until the earliest of:
- Quarterly contract anniversary following the annuitant reaching age 59½, provided the contract owner does not decline the change to Lifetime Guaranteed Withdrawal Status;
- Reduction of the Voya LifePay Plus Base to zero, at which time the rider will terminate;
- The annuity commencement date;
- Reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
- Reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal **(see "Automatic Periodic Benefit Status," below)**;
- The surrender or annuitization of the Contract; or
- The death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the Contract.

Please note that withdrawals while the Voya LifePay Plus rider is in Guaranteed Withdrawal Status are not guaranteed for the lifetime of the annuitant.

Lifetime Guaranteed Withdrawal Status. This status begins on the date of your first withdrawal, provided the quarterly contract anniversary following the annuitant's age 59½ has passed. If your first withdrawal is taken before this date, then the Lifetime Guaranteed Withdrawal Status will automatically begin on the quarterly contract anniversary following the annuitant reaching age 59½. This status continues until the earliest of:
- The annuity commencement date;
- Reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
- Reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal **(see "Lifetime Automatic Periodic Benefit Status," below)**;
- The surrender or annuitization of the Contract; or
- The death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the Contract.

You will receive prior notice, of not less than 30 days, if you are in the Guaranteed Withdrawal Status and become eligible for the Lifetime Guaranteed Withdrawal Status. This notice will explain the change, its impact to you and your options. You may decline this change. Automatic reset into the Lifetime Guaranteed Withdrawal Status could result in a lower Maximum Annual Withdrawal. However, this action will also apply to all future resets (see below) and cannot be reversed. As described below, certain features of the Voya LifePay Plus rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

How the Voya LifePay Plus Rider Works. The Voya LifePay Plus Withdrawal Benefit rider has two phases. The first phase, called the Growth Phase, begins on the effective date of the rider and ends as of the business day before the first withdrawal is taken (or when the annuity commencement date is reached). The second phase is called the Withdrawal Phase. This phase begins as of the date of the first withdrawal or the annuity commencement date, whichever occurs first.

Benefits paid under the Voya LifePay Plus rider require the calculation of the Maximum Annual Withdrawal. The Voya LifePay Plus Base (referred to as the "MGWB Base" in the Contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

- If you purchased the Voya LifePay Plus rider on the contract date, the initial Voya LifePay Plus Base is equal to the initial premium; or
- If you purchased the Voya LifePay Plus rider after the contract date, the initial Voya LifePay Plus Base is equal to the contract value on the effective date of the rider.

During the Growth Phase, the initial Voya LifePay Plus Base is increased dollar-for-dollar by any premiums received ("eligible premiums"). In addition, on each quarterly contract anniversary, the Voya LifePay Plus Base is recalculated as the greater of:

- The current Voya LifePay Plus Base; and
- The current contract value. This is referred to as a quarterly "ratchet."

Also, on each of the first ten contract anniversaries, the Voya LifePay Plus Base is recalculated as the greatest of:

- The current Voya LifePay Plus Base;
- The current contract value; and
- The Voya LifePay Plus Base on the previous contract anniversary, increased by 7%, plus any eligible premiums and minus any third-party investment advisory fees paid from your contract during the year. This is referred to as an annual "step-up."

Please note that if this rider is added after the contract date, then the first opportunity for a step-up will be on the first contract anniversary following a complete contract year after the rider date.

The Voya LifePay Plus Base has no additional impact on the calculation of annuity payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the Voya LifePay Plus Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal under the benefit reset feature of the Voya LifePay Plus rider **(see "Voya LifePay Plus Reset," below)**. We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals a percentage of the greater of: (1) the contract value; and (2) the Voya LifePay Plus Base as of the last day of the Growth Phase. The first withdrawal after the effective date of the rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, after calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal percentage, which varies by age of the annuitant on the date the Withdrawal Phase begins, is as follows:

Annuitant Age	Maximum Annual Withdrawal Percentage
0 to 75*	5%*
76 to 80	6%
81+	7%

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* If the Withdrawal Phase begins before the quarterly contract anniversary on or after the annuitant reaches age 59½, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the Voya LifePay Plus Base dollar-for-dollar, under what we refer to as the "Standard Withdrawal Benefit." Then, on the quarterly contract anniversary on or after the annuitant reaches age 59½, the Voya LifePay Plus Base will automatically be reset to the current contract value, if greater, and the Maximum Annual Withdrawal will be recalculated.

Once determined, the Maximum Annual Withdrawal percentage never changes for the Contract, except as provided for under spousal continuation. **See "Continuation After Death – Spouse," below.** This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at that time, the lower the Maximum Annual Withdrawal percentage.

If the Contract's annuity commencement date is reached while you are in the Voya LifePay Plus rider's Lifetime Guaranteed Withdrawal Status, then you may elect a life only annuity option, in lieu of the Contract's other annuity options, under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal.

If withdrawals in any contract year exceed the Maximum Annual Withdrawal, then the Voya LifePay Plus Base and the Maximum Annual Withdrawal will be reduced proportionally. This means that both the Voya LifePay Plus Base and the Maximum Annual Withdrawal will be reduced by the same proportion as the withdrawal in excess of the Maximum Annual Withdrawal (the "excess withdrawal") is of the contract value determined:
- Before the withdrawal, for the excess withdrawal; and
- After the withdrawal, for the amount withdrawn up to the Maximum Annual Withdrawal (without regard to the excess withdrawal).

When a withdrawal is made, the total withdrawals taken in a contract year are compared with the current Maximum Annual Withdrawal. To the extent that the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, any applicable Market Value Adjustment or surrender charges will not be applied to the withdrawal. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, any surrender charges and/or Market Value Adjustment are considered to be part of the withdrawal. **See Illustrations 1 and 2 below for examples of this concept.**

Required Minimum Distributions. Withdrawals taken from the Contract to satisfy the Required Minimum Distribution rules of the Tax Code, that exceed the Maximum Annual Withdrawal for a specific contract year, will not be deemed excess withdrawals in that contract year for purposes of the Voya LifePay Plus rider, subject to the following rules:
- If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal;
- You may withdraw the Additional Withdrawal Amount from this Contract without it being deemed an excess withdrawal;
- Any withdrawals taken in a contract year will count first against the Maximum Annual Withdrawal for that contract year;
- Once the Maximum Annual Withdrawal for the then current contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year;
- Withdrawals that exceed all available Additional Withdrawal Amounts are excess withdrawals and will reduce the Maximum Annual Withdrawal proportionally, as described above;
- The Additional Withdrawal Amount is reset to zero at the end of the second calendar year from which it was originally calculated; and
- If the Contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be equal to the amount in excess of the Maximum Annual Withdrawal necessary to satisfy the Required Minimum Distribution for that year (if any).

See Illustration 3 below.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the Contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the Voya LifePay Plus Base on a dollar-for-dollar basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Automatic Periodic Benefit Status. If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Guaranteed Withdrawal Status, the rider will enter Automatic Periodic Benefit Status and you are entitled to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal, until the remaining Voya LifePay Plus Base is exhausted.

When the rider enters Automatic Periodic Benefit Status:
- The Contract will provide no further benefits other than as provided under the Voya LifePay Plus rider;
- No further premium payments will be accepted; and
- Any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will continue until the Voya LifePay Plus Base is reduced to zero, at which time the rider will terminate without value.

The periodic payments will begin on the last day of the first full contract year following the date the rider enters Automatic Periodic Benefit Status and will continue to be paid annually thereafter. If, at the time the rider enters Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

Lifetime Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the Contract and the rider will terminate due to the proportional reduction described in **"Determination of the Maximum Annual Withdrawal,"** above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Lifetime Guaranteed Withdrawal Status, the rider will enter Lifetime Automatic Periodic Benefit Status and you are entitled to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the rider enters Lifetime Automatic Periodic Benefit Status:
- The Contract will provide no further benefits other than as provided under the Voya LifePay Plus rider;
- No further premium payments will be accepted; and
- Any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the Contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

The periodic payments will begin on the last day of the first full contract year following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

Voya LifePay Plus Reset. Once the Lifetime Guaranteed Withdrawal Status begins and the Maximum Annual Withdrawal has been determined, on each quarterly contract anniversary we will increase (or "reset") the Voya LifePay Plus Base to the current contract value, if the contract value is higher. The Maximum Annual Withdrawal will also be recalculated, and the remaining portion of the new Maximum Annual Withdrawal will be available for withdrawal immediately. This reset ONLY occurs when the rider is in Lifetime Guaranteed Withdrawal Status, and is automatic.

We reserve the right to change the charge for this rider with a reset. In this event, you will receive prior notice, of not less than 30 days, which explains the change, its impact to you and your options. You may decline this change (and the reset). However, this action will apply to all future resets and cannot be reversed.

Investment Option Restrictions. While the Voya LifePay Plus rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such contract value in the Fixed Allocation Funds. **See "Fixed Allocation Funds Automatic Rebalancing," below.**

Accepted Funds. The currently available Accepted Funds are listed in **APPENDIX N**. We may change these designations at any time upon 30 days' notice to you. If a change is made, the change will apply to contract value allocated to such funds after the date of the change.

Fixed Allocation Funds. The currently available Fixed Allocation Funds are listed in **APPENDIX N**. We may allocate your contract value to one or more Fixed Allocation Funds. We consider the Voya Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than 20% of the total contract value allocated to the Fixed Allocation Funds and Other Funds on any Voya LifePay Plus Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a proportional basis among the Other Funds and will be the last transaction processed on that date. The Voya LifePay Plus Rebalancing Dates occur on each contract anniversary and after the following transactions:

- Receipt of additional premiums;
- Transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
- Withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. **See "APPENDIX I – *Examples of Fixed Allocation Funds Automatic Rebalancing.*"**

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in them. **See "APPENDIX I – *Examples of Fixed Allocation Funds Automatic Rebalancing*, Example I." By electing to purchase the Voya LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the Voya LifePay Plus rider if you do not wish to have your contract value reallocated in this manner.**

Death of Owner or Annuitant. The Voya LifePay Plus rider and charges will terminate on the date of death of the owner (or in the case of joint owners, the first owner), or the annuitant if there is a non-natural owner.

Continuation After Death – Spouse. If the surviving spouse of the deceased owner continues the Contract, the rider will also continue on the next quarterly contract anniversary, provided the spouse becomes the annuitant and sole owner. **See "DEATH BENEFIT CHOICES – Continuation After Death – Spouse."**

If the rider is in the Growth Phase at the time of spousal continuation:

- The rider will continue in the Growth Phase;
- On the date the rider is continued, the Voya LifePay Plus Base will be reset to equal the greater of the Voya LifePay Plus Base and the then current contract value;
- The Voya LifePay Plus charges will restart and be the same as were in effect prior to the claim date;
- Ratchets, which stop on the claim date, are restarted, effective on the date the rider is continued;
- Any remaining step-ups will be available, and if the rider is continued before an annual contract anniversary when a step-up would have been available, then that step-up will be available;
- The Maximum Annual Withdrawal percentage will be determined as of the date of the first withdrawal, whenever it occurs, and will be based on the spouse's age on that date; and
- The rider's Standard Withdrawal Benefit will be available until the quarterly contract anniversary on or after the spouse is age 59½.

If the rider is in the Withdrawal Phase at the time of spousal continuation:
- The rider will continue in the Withdrawal Phase;
- The rider's charges will restart on the date the rider is continued and be the same as were in effect prior to the claim date;
- On the quarterly contract anniversary that the date the rider is continued:
  > If the surviving spouse was not the annuitant before the owner's death, then the Voya LifePay Plus Base will be reset to the current contract value and the Maximum Annual Withdrawal is recalculated by multiplying the new Voya LifePay Plus Base by the Maximum Annual Withdrawal percentage based on the surviving spouse's age on that date. Withdrawals are permitted pursuant to the other provisions of the rider. Withdrawals causing the contract value to fall to zero will terminate the Contract and the rider; or
  > If the surviving spouse was the annuitant before the owner's death, then the Voya LifePay Plus Base will be reset to the current contract value, only if greater, and the Maximum Annual Withdrawal is recalculated by multiplying the new Voya LifePay Plus Base by the Maximum Annual Withdrawal percentage. Withdrawals are permitted pursuant to the other provisions of the rider; and
- The rider charges will restart on the quarter contract anniversary that the rider is continued and will be the same as were in effect prior to the claim date.

Effect of Voya LifePay Plus Rider on Death Benefit. If you die before Lifetime Automatic Periodic Benefit Status begins under the Voya LifePay Plus rider, the death benefit is payable, but the rider terminates. However, if the beneficiary is the owner's spouse, and the spouse elects to continue the Contract, the death benefit is not payable until the spouse's death. **Thus, you should not purchase this rider with multiple owners, unless the owners are spouses. See "Death of Owner or Annuitant" and "Continuation After Death – Spouse," above for further information.**

While in Lifetime Automatic Periodic Benefit Status, if the owner who is not the annuitant dies, we will continue to pay the periodic payments that the owner was receiving under the Voya LifePay Plus rider to the beneficiary. While in Lifetime Automatic Periodic Benefit Status, if an owner who is also the annuitant dies, the periodic payments will stop. No other death benefit is payable.

While the rider is in Automatic Periodic Benefit Status, if the owner dies, the remaining Voya LifePay Plus Base will be paid to the beneficiary in a lump sum.

Change of Owner or Annuitant. Other than as provided above under **"Continuation After Death- Spouse,"** you may not change the annuitant. The rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:
- Spousal continuation as described above;
- Change of owner from one custodian to another custodian;
- Change of owner from a custodian for the benefit of an individual to the same individual;
- Change of owner from an individual to a custodian for the benefit of the same individual;
- Collateral assignments;
- Change in trust as owner where the individual owner and the grantor of the trust are the same individual;
- Change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual; and
- Change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual.

Surrender Charges. If you elect the Voya LifePay Plus rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments under the Voya LifePay Plus rider are not subject to surrender charges.

Loans. No loans are permitted on Contracts with the Voya LifePay Plus rider.

Taxation. For more information about the tax treatment of amounts paid to you under the Voya LifePay Plus Rider, **see "FEDERAL TAX CONSIDERATIONS – Tax Consequences of Living Benefits and Enhanced Death Benefits."**

Voya Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya Joint LifePay Plus") Rider. The Voya Joint LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of both you and your spouse, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are married and are concerned that you and your spouse may outlive your income.

Purchase. The Voya Joint LifePay Plus rider is only available for purchase by individuals who are married at the time of purchase and eligible to elect spousal continuation (as defined by the Tax Code) when the death benefit becomes payable. We refer to these individuals as spouses. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the Voya Joint LifePay Plus rider. **See "Ownership, Annuitant, and Beneficiary Requirements," below.**

The maximum issue age is 80. Both spouses must meet these issue age requirements on the contract anniversary on which the Voya Joint LifePay Plus rider is effective. The issue age is the age of the owners on the contract anniversary on which the rider is effective. Some broker dealers may limit the maximum issue age to ages younger than age 80, but in no event lower than age 55. We reserve the right to change the minimum or maximum issue ages on a nondiscriminatory basis. The Voya Joint LifePay Plus rider is available for Contracts issued **on and after August 20, 2007,** (subject to availability and state approvals) that do not already have a living benefit rider. **The Voya Joint LifePay Plus rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below.** The Company in its discretion may allow the Voya Joint LifePay Plus rider to be elected after a Contract has been issued without it, subject to certain conditions. Please contact Customer Service for more information. Such election must be received in good order, including owner, annuitant, and beneficiary designations and compliance with the investment restrictions described below. The Voya Joint LifePay Plus rider will be effective as of the following quarterly contract anniversary.

Ownership, Annuitant, and Beneficiary Designation Requirements. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the Voya Joint LifePay Plus rider. These designations depend upon whether the Contract is issued as a nonqualified Contract, an IRA or a custodial IRA. In all cases, the ownership, annuitant, and beneficiary designations must allow for the surviving spouse to continue the contract when the death benefit becomes payable, as provided by the Tax Code. Non-natural, custodial owners are only allowed with IRAs ("custodial IRAs"). Joint annuitants are not allowed. The necessary ownership, annuitant, and/or beneficiary designations are described below. Applications that do not meet the requirements below will be rejected. We reserve the right to verify the date of birth and social security number of both spouses.

Nonqualified Contracts. For a jointly owned Contract, the owners must be spouses, and the annuitant must be one of the owners. For a contract with only one owner, the owner's spouse must be the sole primary beneficiary, and the annuitant must be one of the spouses.

IRAs. There may only be one owner, who must also be the annuitant. The owner's spouse must be the sole primary beneficiary.

Custodial IRAs. While we do not maintain individual owner and beneficiary designations for IRAs held by an outside custodian, the ownership and beneficiary designations with the custodian must comply with the requirements listed in **"IRAs,"** above. The annuitant must be the same as the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and the owner's spouse.

Rider Date. The Voya Joint LifePay Plus rider date is the date the Voya Joint LifePay Plus rider becomes effective. If you purchase the Voya Joint LifePay Plus rider when the Contract is issued, the Voya Joint LifePay Plus rider date is also the contract date.

Charge. The charge for the Voya Joint LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
2.50%	0.85%

This quarterly charge is a percentage of the Voya Joint LifePay Plus Base. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the rider and charges will begin on the next following quarterly contract anniversary. The charge will be assessed proportionally when the rider is terminated. Charges are deducted through the date your rider enters either the Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status. Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The current charge can be subject to change upon a reset after your first five contract years. You will never pay more than the maximum annual charge.

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. **For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see APPENDIX C.** We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

No Cancellation. Once you purchase the Voya Joint LifePay Plus rider, you may not cancel it unless you cancel the Contract during the Contract's free look period (or otherwise cancel the Contract pursuant to its terms), surrender or annuitize in lieu of payments under the Voya Joint LifePay Plus rider. These events automatically cancel the Voya Joint LifePay Plus rider.

Termination. The Voya Joint LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you and your spouse while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you:
- Terminate your contract pursuant to its terms during the accumulation phase, surrender, or begin receiving annuity payments in lieu of payments under the Voya Joint LifePay Plus rider;
- Die during the accumulation phase (first owner to die in the case of joint owners, or death of annuitant if the Contract is a custodial IRA), unless your spouse elects to continue the Contract (and your spouse is active for purposes of the Voya Joint LifePay Plus rider); or
- Change the owner of the Contract (other than a spousal continuation by an active spouse).

See "Change of Owner or Annuitant," below. Other circumstances that may cause the Voya Joint LifePay Plus rider to terminate automatically are discussed below.

Active Status. Once the Voya Joint LifePay Plus rider has been issued, a spouse must remain in "active" status in order to exercise rights and receive the benefits of the Voya Joint LifePay Plus rider after the first spouse's death by electing spousal continuation. In general, changes to the ownership, annuitant, and/or beneficiary designation requirements noted above will result in one spouse being designated as "inactive." Inactive spouses are not eligible to continue the benefits of the Voya Joint LifePay Plus rider after the death of the other spouse. Once designated "inactive," a spouse may not regain active status under the Voya Joint LifePay Plus rider. Specific situations that will result in a spouse's designation as "inactive" include the following:
- For nonqualified Contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the contract), or the change of one joint owner to a person other than an active spouse;
- For nonqualified Contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an active spouse or any change of beneficiary (including the addition of primary beneficiaries); and
- In the event of the death of one spouse (in which case the deceased spouse becomes inactive).

An owner may also request that one spouse be treated as inactive. In the case of joint-owned contracts, both contract owners must agree to such a request. An inactive spouse is not eligible to exercise any rights or receive any benefits under the Voya Joint LifePay Plus rider. **However, all charges for the Voya Joint LifePay Plus rider will continue to apply, even if one spouse becomes inactive, regardless of the reason. You should make sure you understand the impact of beneficiary and owner changes on the Voya Joint LifePay Plus rider prior to requesting any such changes.**

A divorce will terminate the ability of an ex-spouse to continue the contract. **See "Divorce," below.**

Guaranteed Withdrawal Status. This status begins on the date of the first withdrawal, ONLY IF the quarterly contract anniversary following the youngest active spouse's 65th birthday has not yet passed. While the Voya LifePay Plus rider is in Guaranteed Withdrawal Status, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the Voya LifePay Plus Base dollar-for-dollar. This status will then continue until the earliest of:
- Quarterly contract anniversary following the youngest active spouse's 65th birthday, provided the contract owner does not decline the change to Lifetime Guaranteed Withdrawal Status;
- Reduction of the Voya Joint LifePay Plus Base to zero, at which time the rider will terminate;
- The annuity commencement date;
- Reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
- Reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal **(see "Automatic Periodic Benefit Status," below)**;
- The surrender or annuitization of the Contract; or
- The death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the Contract.

Please note that withdrawals while the Voya LifePay Plus rider is in Guaranteed Withdrawal Status are not guaranteed for the lifetime of the annuitant.

Lifetime Guaranteed Withdrawal Status. This status begins on the date of the first withdrawal, provided the quarterly contract anniversary following the youngest active spouse's 65th birthday has passed. If the first withdrawal is taken prior to this date, then the Lifetime Guaranteed Withdrawal Status will automatically begin on the quarterly contract anniversary following the youngest active spouse's 65th birthday. This status continues until the earliest of:
- The annuity commencement date;
- Reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
- Reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal **(see "Lifetime Automatic Periodic Benefit Status," below)**;
- The surrender of the Contract; or
- The death of the owner (first owner, in the case of joint owners, or the annuitant, in the case of a custodial IRA), unless your active spouse beneficiary elects to continue the Contract.

You will receive prior notice, of not less than 30 days, if you are in the Guaranteed Withdrawal Status and become eligible for the Lifetime Guaranteed Withdrawal Status. This notice will explain the change, its impact to you and your options. You may decline this change. Automatic reset into the Lifetime Guaranteed Withdrawal Status could result in a lower Maximum Annual Withdrawal. However, this action will also apply to all future resets (see below) and cannot be reversed. As described below, certain features of the Voya Joint LifePay Plus rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

How the Voya Joint LifePay Plus Rider Works. The Voya Joint LifePay Plus rider has two phases. The first phase, called the Growth Phase, begins on the effective date of the Voya Joint LifePay Plus rider and ends as of the business day before the first withdrawal is taken (or when the annuity commencement date is reached). The second phase is called the Withdrawal Phase. This phase begins as of the date you take the first withdrawal of any kind under the contract (other than advisory fees, as described below), or the annuity commencement date, whichever occurs first.

Benefits paid under the Voya Joint LifePay Plus rider require the calculation of the Maximum Annual Withdrawal. The Voya Joint LifePay Plus Base (referred to as the "MGWB Base" in the Contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:
- If you purchased the Voya Joint LifePay Plus rider on the contract date, the initial Voya Joint LifePay Plus Base is equal to the initial premium; or
- If you purchased the Voya Joint LifePay Plus rider after the contract date, the initial Voya Joint LifePay Plus Base is equal to the contract value on the effective date of the Voya Joint LifePay Plus rider.

During the Growth Phase, the initial Voya Joint LifePay Plus Base is increased dollar-for-dollar by any premiums received ("eligible premiums"). In addition, on each quarterly contract anniversary, the Voya Joint LifePay Plus Base is recalculated as the greater of:
- The current Voya Joint LifePay Plus Base; and
- The current contract value. This is referred to as a quarterly "ratchet."

Also, on each of the first ten contract anniversaries, the Voya Joint LifePay Plus Base is recalculated as the greatest of:
- The current Voya Joint LifePay Plus Base; or
- The current contract value; and
- The Voya Joint LifePay Plus Base on the previous contract anniversary, increased by 7%, plus any eligible premiums and minus any third-party investment advisory fees paid from your contract during the year. This is referred to as an annual "step-up."

Please note that if this rider is added after the contract date, then the first opportunity for a step-up will be on the first contract anniversary following a complete contract year after the rider date.

The Voya Joint LifePay Plus Base has no additional impact on the calculation of annuity payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the Voya Joint LifePay Plus Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal under the benefit reset feature of the Voya Joint LifePay Plus rider **(see "Voya Joint LifePay Plus Reset," below)**. We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals the Maximum Annual Withdrawal percentage multiplied by the greater of the contract value and the Voya Joint LifePay Plus Base, as of the last day of the Growth Phase. The first withdrawal after the effective date of the Voya Joint LifePay Plus rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, immediately after calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal percentage, which varies by age of the youngest active spouse on the date the Withdrawal Phase begins, is as follows:

Youngest Active Spouse's Age	Maximum Annual Withdrawal Percentage
0 to 75*	5%*
76 to 80	6%
81+	7%

_____
* If the Withdrawal Phase begins before the quarterly contract anniversary on or after the younger spouse reaches age 65, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the Voya Joint LifePay Plus Base dollar-for-dollar, under what we refer to as the "Standard Withdrawal Benefit." Then, on the quarterly contract anniversary on or after the younger spouse reaches age 65, the Voya Joint LifePay Plus Base will automatically be reset to the current contract value, if greater, and the Maximum Annual Withdrawal will be recalculated.

Once determined the Maximum Annual Withdrawal percentage never changes for the contract. This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at that time, the lower the Maximum Annual Withdrawal percentage.

If the Contract's annuity commencement date is reached while you are in the Voya LifePay Plus rider's Lifetime Guaranteed Withdrawal Status, then you may elect a life only annuity option, in lieu of the Contract's other annuity options, under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal, provided that, if both spouses are active, payments under the life only annuity option will be calculated using the joint life expectancy table for both spouses. If only one spouse is active, payments will be calculated using the single life expectancy table for the active spouse.

Withdrawals in a contract year that do not exceed the Maximum Withdrawal Amount do not reduce the Maximum Withdrawal Amount. However, if withdrawals in any contract year exceed the Maximum Annual Withdrawal (an "excess withdrawal"), the Voya Joint LifePay Plus Base and the Maximum Annual Withdrawal will be reduced proportionally. This means that both the Voya Joint LifePay Plus Base and the Maximum Annual Withdrawal will be reduced by the same proportion as the excess withdrawal is of the contract value determined after the deduction the amount withdrawn up to the Maximum Annual Withdrawal but before deduction of the excess withdrawal.

When a withdrawal is made, the total withdrawals taken in a contract year are compared with the current Maximum Annual Withdrawal. To the extent that the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, any applicable Market Value Adjustment or surrender charges will not be considered. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, surrender charges and/or Market Value Adjustment are considered to be part of the withdrawal, and will be included in the proportional adjustment to the Maximum Annual Withdrawal. **See Illustrations 1 and 2 below for examples of this concept.**

Required Minimum Distributions. Withdrawals taken from the Contract to satisfy the Required Minimum Distribution rules of the Tax Code are considered withdrawals for purposes of the Voya Joint LifePay Plus rider, and will begin the Withdrawal Phase if the Withdrawal Phase has not already started. Any such withdrawal which exceeds the Maximum Annual Withdrawal for a specific contract year will not be deemed excess withdrawals in that contract year for purposes of the Voya Joint LifePay Plus rider, subject to the following:

- If the contract owner's Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to the Contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal;
- You may withdraw the Additional Withdrawal Amount from this Contract without it being deemed an excess withdrawal;
- Any withdrawals taken in a contract year will count first against the Maximum Annual Withdrawal for that contract year;
- Once the Maximum Annual Withdrawal for the then current contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current contract year;
- Withdrawals that exceed all available Additional Withdrawal Amounts are excess withdrawals and will reduce the Maximum Annual Withdrawal proportionally, as described above;
- The Additional Withdrawal Amount is reset to zero at the end of the second calendar year from which it was originally calculated; and
- If the Contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be equal to the amount in excess of the Maximum Annual Withdrawal Amount necessary to satisfy the Required Minimum Distribution for that year (if any).

See Illustration 3 below.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the Contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the Voya Joint LifePay Plus Base on a dollar-for-dollar basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Automatic Periodic Benefit Status. If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Guaranteed Withdrawal Status, the rider will enter Automatic Periodic Benefit Status and you are entitled to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal, until the remaining Voya Joint LifePay Plus Base is exhausted.

When the rider enters Automatic Periodic Benefit Status:
- The Contract will provide no further benefits other than as provided under the Voya Joint LifePay Plus rider;
- No further premium payments will be accepted; and
- Any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will continue until the Voya Joint LifePay Plus Base is reduced to zero, at which time the rider will terminate without value.

The periodic payments will begin on the last day of the first full contract year following the date the rider enters Automatic Periodic Benefit Status and will continue to be paid annually thereafter. If, at the time the rider enters Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

Lifetime Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and the Voya Joint LifePay Plus rider will terminate due to the proportional reduction described in **"Determination of the Maximum Annual Withdrawal,"** above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the Voya Joint LifePay Plus rider is in Lifetime Guaranteed Withdrawal Status, the Voya Joint LifePay Plus rider will enter Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the Voya Joint LifePay Plus rider you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status:
- The Contract will provide no further benefits (including death benefits) other than as provided under the Voya Joint LifePay Plus rider;
- No further premium payments will be accepted; and
- Any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. The time period for which we will make these payments will depend upon whether one or two spouses are active under the Voya Joint LifePay Plus rider at the time this status begins. If both spouses are active under the Voya Joint LifePay Plus rider, these payments will cease upon the death of the second spouse, at which time both the Voya Joint LifePay Plus rider and the Contract will terminate without further value. If only one spouse is active under the Voya Joint LifePay Plus rider, the payments will cease upon the death of the active spouse, at which time both the Voya Joint LifePay Plus rider and the Contract will terminate without value.

If the Maximum Annual Withdrawal exceeds the net withdrawals taken in the contract year when the Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status (including the withdrawal that results in the contract value decreasing to zero), that difference will be paid immediately to the contract owner. The periodic payments will begin on the last day of the first full contract year following the date the Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the Contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your Contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

Voya Joint LifePay Plus Reset. Once the Lifetime Guaranteed Withdrawal Status begins and the Maximum Annual Withdrawal has been determined, on each quarterly contract anniversary we will increase (or "reset") the Voya Joint LifePay Plus Base to the current contract value, if the contract value is higher. The Maximum Annual Withdrawal will also be recalculated, and the remaining portion of the new Maximum Annual Withdrawal will be available for withdrawal immediately. This reset ONLY occurs when the rider is in Lifetime Guaranteed Withdrawal Status, and is automatic.

We reserve the right to change the charge for this rider with a reset. In this event, you will receive prior notice, of not less than 30 days, which explains the change, its impact to you and your options. You may decline this change (and the reset). However, this action will apply to all future resets and cannot be reversed.

Investment Option Restrictions. In order to mitigate the insurance risk inherent in our guarantee to provide you and your spouse with lifetime payments (subject to the terms and restrictions of the Voya Joint LifePay Plus rider), we require that your contract value be allocated in accordance with certain limitations. In general, to the extent that you choose not to invest in the Accepted Funds, we require that 20% of the amount not so invested be invested in the Fixed Allocation Funds. We will require this allocation regardless of your investment instructions to the Contract, as described below.

While the Voya Joint LifePay Plus rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such contract value in the Fixed Allocation Funds. **See "Fixed Allocation Funds Automatic Rebalancing," below.**

Accepted Funds. The currently available Accepted Funds are listed in **APPENDIX N**. We may change these designations at any time upon 30 days' notice to you. If a change is made, the change will apply to contract value allocated to such funds after the date of the change.

Fixed Allocation Funds. The currently available Fixed Allocation Funds are listed in **APPENDIX N**. We may allocate your contract value to one or more Fixed Allocation Funds. We consider the Voya Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All investment portfolios available under the contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than 20% of the total contract value allocated to the Fixed Allocation Funds and Other Funds on any Voya Joint LifePay Plus Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done proportionally among the Other Funds and will be the last transaction processed on that date. The Voya Joint LifePay Plus Rebalancing Dates occur on each contract anniversary and after the following transactions:
- Receipt of additional premiums;
- Transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
- Withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. **See "APPENDIX I –** *Examples of Fixed Allocation Funds Automatic Rebalancing.***"**

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in them. **See "APPENDIX I –** *Examples of Fixed Allocation Funds Automatic Rebalancing***, Example I." By electing to purchase the Voya Joint LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the Voya Joint LifePay Plus rider if you do not wish to have your contract value reallocated in this manner.**

Divorce. Generally, in the event of a divorce, the spouse who retains ownership of the Contract will continue to be entitled to all rights and benefits of the Voya Joint LifePay Plus rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during Lifetime Guaranteed Withdrawal Status, the Voya Joint LifePay Plus rider continues, and terminates upon the death of the owner (first owner in the case of joint owners, or the annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the Voya Joint LifePay Plus rider cannot be continued by the new spouse. As the result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal will be considered a withdrawal for purposes of the Maximum Annual Withdrawal amount. In other words, if a withdrawal incident to a divorce exceeds the Maximum Annual Withdrawal amount, it will be considered an excess withdrawal. **See "Determination of the Maximum Annual Withdrawal," above.** As noted, in the event of a divorce there is no change to the Maximum Annual Withdrawal and we will continue to deduct charges for the Voya Joint LifePay Plus rider.

In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change to the periodic payments made. Payments will continue until both spouses are deceased.

Death of Owner. The death of the owner (or in the case of joint owners, the first owner, or for custodial IRAs, the annuitant) may cause the termination of the Voya Joint LifePay Plus rider and its charges, depending upon whether one or both spouses are in active status at the time of death, as described below:

- **If both spouses are in active status:** If the surviving spouse elects to continue the Contract and becomes the sole owner and annuitant, the Voya Joint LifePay Plus rider will remain in effect pursuant to its original terms and Voya Joint LifePay Plus coverage and charges will continue. As of the date the Contract is continued, the Joint LifePay Plus Base will be reset to the current contact value, if greater, and the Maximum Annual Withdrawal will recalculated as the Maximum Annual Withdrawal percentage multiplied by the new Joint LifePay Plus Base on the date the Contract is continued. However, under no circumstances will this recalculation result in a reduction to the Maximum Annual Withdrawal.

  If the surviving spouse elects not to continue the contract, Voya Joint LifePay Plus rider coverage and charges will cease upon the earlier of payment of the death benefit or notice that an alternative distribution option has been chosen.

- **If the surviving spouse is in inactive status:** The Voya Joint LifePay Plus rider terminates and Voya Joint LifePay Plus coverage and charges cease upon the date of death of the last Active Spouse.

Change of Owner or Annuitant. Other than as a result of spousal continuation, you may not change the annuitant. The Voya Joint LifePay Plus rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

- Spousal continuation by an active spouse, as described above;
- Change of owner from one custodian to another custodian for the benefit of the same individual;
- Change of owner from a custodian for the benefit of an individual to the same individual (in order to avoid the owner's spouse from being designated inactive, the owner's spouse must be named sole beneficiary under the contract);
- Change of owner from an individual to a custodian for the benefit of the same individual;
- Collateral assignments;
- For nonqualified Contracts only, the addition of a joint owner, provided that the additional joint owner is the original owner's spouse and is active when added as joint owner;
- For nonqualified Contracts, removal of a joint owner, provided the removed joint owner is active and becomes the primary contract beneficiary; and
- Change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner if both were active spouses at the time of the change.

Surrender Charges. If you elect the Voya Joint LifePay Plus rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments under the Voya Joint LifePay Plus rider are not subject to surrender charges, nor will these amounts be subject to any other charges under the contract.

Federal Tax Considerations. For more information about the tax treatment of amounts paid to you under the Voya Joint LifePay Plus rider, **see "FEDERAL TAX CONSIDERATIONS – Tax Consequences of Living Benefits and Enhanced Death Benefits."**

Voya LifePay Plus and Voya Joint LifePay Plus Partial Withdrawal Amount Examples. The following are examples of adjustments to the Maximum Annual Withdrawal Maximum Annual Withdrawal amount for withdrawals in excess of the Maximum Annual Withdrawal:

Illustration 1: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal, including surrender and/or MVA charges.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $500 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $300 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $200 of surrender charges, and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, then there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $7,000 ($3,000 + $500 + $1,500 + $300 + $1,500 + $200). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal ($7,000 - $5,000 = $2,000), and the amount of the current gross withdrawal ($1,500 + $200 = $1,700).

If the contract value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 3.40% ($1,700 / $50,000) to $4,830 ((1 - 3.40%) * $5,000).

Illustration 2: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the contract value after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, is $49,500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 - 2.02%) * $5,000).

Illustration 3: A withdrawal exceeds the Maximum Annual Withdrawal amount but does not exceed the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. The Required Minimum Distribution for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. Total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, however, the Maximum Annual Withdrawal is not adjusted until the Additional Withdrawal Amount is exhausted. The amount by which total net withdrawals taken exceed the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000), is the same as the Additional Withdrawal Amount, so no adjustment to the Maximum Annual Withdrawal is made. If total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, then an adjustment would be made to the Maximum Annual Withdrawal.

Illustration 4: The Reset Occurs.

Assume the Maximum Annual Withdrawal is $5,000 and the Maximum Annual Withdrawal percentage is 5%.

One year after the first withdrawal is taken, the contract value has increased to $120,000, and the Reset occurs. The Maximum Annual Withdrawal is now $6,000 ($120,000 * 5%).

One year after the Reset, the contract value has increased further to $130,000. The Reset occurs again, and the Maximum Annual Withdrawal is now $6,500 ($130,000 * 5%).

APPENDIX K

Voya LifePay and Voya Joint LifePay

(Available for Contracts issued through August 20, 2007, subject to state approval.)

Voya LifePay Minimum Guaranteed Withdrawal Benefit ("Voya LifePay") Rider. The Voya LifePay rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of the annuitant, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

Purchase. In order to elect the Voya LifePay rider, the annuitant must be the owner or one of the owners, unless the owner is a non-natural owner. Joint annuitants are not allowed. The minimum issue age is 50 and the maximum issue age is 80. The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the contract anniversary on which the rider is effective. But some broker-dealers may limit the availability of the rider to younger ages. The Voya LifePay rider is available for Contracts issued **on and after November 1, 2004,** (subject to availability) that do not already have a living benefit rider. The Voya LifePay rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in **"Investment Option Restrictions,"** below. The Company in its discretion may allow the rider to be elected during the 30-day period preceding a contract anniversary. Such election must be received in good order, including compliance with the investment restrictions described below. The rider will be effective as of that contract anniversary.

Rider Date. The rider date is the date the Voya LifePay rider becomes effective. If you purchase the Voya LifePay rider when the Contract is issued, the rider date is also the contract date.

Charge. The charge for the Voya LifePay rider, a living benefit, is deducted quarterly and is a percentage of contract value:

Maximum Annual Charge	Current Annual Charge
1.20%	0.50%

We deduct the quarterly charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the charges will still be deducted on quarterly contract anniversaries, but the first charge will be assessed proportionally based on what is owed at the time the rider is added through the contract quarter end. Similarly, the charge assessed proportionally based on what is owed at the time the rider is terminated. Charges are deducted during the period starting on the rider date and up to your rider's Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs if your contract is reduced to zero and other conditions are met. The charge may be subject to change if you elect the reset option after your first five contract years, but subject to the maximum annual charge.

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. **For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see APPENDIX C.** We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

No Cancellation. Once you purchase the Voya LifePay rider, you may not cancel it unless you cancel the Contract during the Contract's free look period, surrender, annuitize or otherwise terminate the Contract. These events automatically cancel the Voya LifePay rider.

Termination. The Voya LifePay rider is a "living benefit" which means the guaranteed benefits offered are intended to be available to you while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you:
- Annuitize, surrender or otherwise terminate your Contract during the accumulation phase; or
- Die during the accumulation phase (first owner to die if there are multiple Contract owners, or death of annuitant if the contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract.

The Voya LifePay rider will also terminate if there is a change in contract ownership (other than a spousal beneficiary continuation your death). Other circumstances that may cause the Voya LifePay rider to terminate automatically are discussed below.

Lifetime Guaranteed Withdrawal Status. This status begins on the date the rider is issued (the "effective date of the rider") and continues until the earliest of:
- The annuity commencement date;
- Reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal **(see "Lifetime Automatic Periodic Benefit Status" below)**;
- Reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;
- The surrender or annuitization of the Contract; or
- The death of the owner, or first owner, in the case of joint owners, unless your spouse beneficiary elects to continue the Contract.

As described below, certain features of the Voya LifePay rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

How the Voya LifePay Rider Works. The Voya LifePay Withdrawal Benefit rider has two phases. The first phase, called the Growth Phase, begins on the effective date of the rider and ends as of the business day before the first withdrawal is taken (or when the annuity commencement date is reached). The second phase is called the Withdrawal Phase. This phase begins as of the date of the first withdrawal or the annuity commencement date, whichever occurs first.

Benefits paid under the Voya LifePay rider require the calculation of the Maximum Annual Withdrawal. The Voya LifePay Base (referred to as the "MGWB Base" in the Contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:
- If you purchased the Voya LifePay rider on the contract date, the initial Voya LifePay Base is equal to the initial premium; or
- If you purchased the Voya LifePay rider after the contract date, the initial Voya LifePay Base is equal to the contract value on the effective date of the rider.

The initial Voya LifePay Base is increased dollar-for-dollar by any premiums received during the Growth Phase ("eligible premiums"). The Voya LifePay Base is also increased to equal the contract value if the contract value is greater than the current Voya LifePay Base, on each contract quarterly anniversary after the effective date of the rider and during the Growth Phase. The Voya LifePay Base has no additional impact on the calculation of annuity payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the Voya LifePay Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal if you choose to reset the Voya LifePay rider **(see "Voya LifePay Reset Option," below)**. We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals a percentage of the greater of: (1) the contract value; and (2) the Voya LifePay Base as of the last day of the Growth Phase. The first withdrawal after the effective date of the rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, after calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal percentage, which varies by age of the annuitant on the date the Withdrawal Phase begins, is as follows:

Annuitant Age	Maximum Annual Withdrawal Percentage
50 to 59	4%
60 to 75	5%
76 to 80	6%
81+	7%

Once determined, the Maximum Annual Withdrawal percentage never changes for the Contract, except as provided for under spousal continuation. **See "Continuation After Death – Spouse" below.** This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at that time, the lower the Maximum Annual Withdrawal percentage.

If the rider is in the Growth Phase, and the annuity commencement date is reached, the rider will enter the Withdrawal Phase and will be annuitized. In lieu of the annuity options under the Contract, you may elect a life only annuity option under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal.

If withdrawals in any contract year exceed the Maximum Annual Withdrawal, the Maximum Annual Withdrawal will be reduced proportionally. This means that the Maximum Annual Withdrawal will be reduced by the same proportion as the withdrawal in excess of the Maximum Annual Withdrawal (the "excess withdrawal") is of the contract value determined:
- Before the withdrawal, for the excess withdrawal; and
- After the withdrawal, for the amount withdrawn up to the Maximum Annual Withdrawal (without regard to the excess withdrawal).

When a withdrawal is made, the total withdrawals taken in a contract year are compared with the current Maximum Annual Withdrawal. To the extent that the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, any applicable Market Value Adjustment or surrender charges will not be applied to the withdrawal. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, any surrender charges and/or Market Value Adjustment are considered to be part of the withdrawal. **See Illustrations 1 and 2 below for examples of this concept.**

Required Minimum Distributions. Withdrawals taken from the Contract to satisfy the Required Minimum Distribution rules of the Tax Code, that exceed the Maximum Annual Withdrawal for a specific contract year, will not be deemed excess withdrawals in that contract year for purposes of the Voya LifePay rider, subject to the following rules:
- If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal;
- You may withdraw the Additional Withdrawal Amount from this Contract without it being deemed an excess withdrawal;
- Any withdrawals taken in a contract year will count first against the Maximum Annual Withdrawal for that contract year;
- Once the Maximum Annual Withdrawal for the then current contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal will count against and reduce any Additional Withdrawal Amount;
- Withdrawals that exceed the Additional Withdrawal Amount are excess withdrawals and will reduce the Maximum Annual Withdrawal proportionally, as described above;
- The Additional Withdrawal Amount is reset to zero at the end of each calendar year, and remains at zero until it is reset in January of the following calendar year, even if, pursuant to the Tax Code, the contract owner may take a Required Minimum Distribution for that calendar year after the end of the calendar year; and
- If the Contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be equal to the amount in excess of the Maximum Annual Withdrawal necessary to satisfy the Required Minimum Distribution for that year (if any).

See Illustration 3 below.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the Contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the Voya LifePay Base proportionally, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Lifetime Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the Contract and the rider will terminate due to the proportional reduction described in **"Determination of the Maximum Annual Withdrawal,"** above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Lifetime Guaranteed Withdrawal Status, the rider will enter Lifetime Automatic Periodic Benefit Status and you are entitled to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the rider enters Lifetime Automatic Periodic Benefit Status:
- The Contract will provide no further benefits other than as provided under the Voya LifePay rider;
- No further premium payments will be accepted; and
- Any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the Contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

The periodic payments will begin on the last day of the first full contract year following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

Voya LifePay Reset Option. Beginning one year after the Withdrawal Phase begins, you may choose to reset the Maximum Annual Withdrawal, if the Maximum Annual Withdrawal Percentage of the contract value would be greater than your current Maximum Annual Withdrawal. You must elect to reset by a request in a form satisfactory to us. On the date the request is received (the "Reset Effective Date"), the Maximum Annual Withdrawal will increase to be equal to the Maximum Annual Withdrawal Percentage of the contract value on the Reset Effective Date. The reset option is only available when the rider is in Lifetime Guaranteed Withdrawal Status.

After exercising the reset option, you must wait one year before electing to reset again. We will not accept a request to reset if the new Maximum Annual Withdrawal on the date the request is received would be less than your current Maximum Annual Withdrawal.

If the reset option is exercised, the charge for the Voya LifePay rider will be equal to the charge then in effect for a newly purchased rider but will not exceed the maximum annual charge of 1.20%. However, we guarantee that the rider charge will not increase for resets exercised within the first five contract years. **See APPENDIX H, Illustration 4.**

Investment Option Restrictions. While the Voya LifePay rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such contract value in the Fixed Allocation Funds. See "Fixed Allocation Funds Automatic Rebalancing" below.

Accepted Funds. The currently available Accepted Funds are listed in **APPENDIX N**. We may change these designations at any time upon 30 days' notice to you. If a change is made, the change will apply to contract value allocated to such funds after the date of the change.

Fixed Allocation Funds. The currently available Fixed Allocation Funds are listed in **APPENDIX N**. We may allocate your contract value to one or more Fixed Allocation Funds. We consider the Voya Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

If the rider is not continued under the spousal continuation right when available, the Fixed Allocation Fund will be reclassified as a Special Fund as of the contract continuation date if it would otherwise be designated as a Special Fund for purposes of the Contract's death benefits.

For purposes of calculating any applicable death benefit guaranteed under the Contract, any allocation of contract value to the Fixed Allocation Funds will be considered a Covered Fund allocation while the rider is in effect.

Other Funds. All portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than 20% of the total contract value allocated to the Fixed Allocation Funds and Other Funds on any Voya LifePay Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done proportionally among the Other Funds and will be the last transaction processed on that date. The Voya LifePay Rebalancing Dates occur on each contract anniversary and after the following transactions:

- Receipt of additional premiums;
- Transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
- Withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. **See "APPENDIX I –** *Examples of Fixed Allocation Funds Automatic Rebalancing.***"**

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in them. **See "APPENDIX I –** *Examples of Fixed Allocation Funds Automatic Rebalancing***, Example I. By electing to purchase the Voya LifePay rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the Voya LifePay rider if you do not wish to have your contract value reallocated in this manner.**

Death of Owner or Annuitant. The Voya LifePay rider and charges terminate on the earlier of:
- If the rider is in Lifetime Guaranteed Withdrawal status, the date of receipt of due proof of death ("claim date") of the owner (or in the case of joint owners, the first owner) or the annuitant if there is a non-natural owner; or
- The date the rider enters Lifetime Automatic Periodic Benefit status.

Continuation After Death – Spouse. If the surviving spouse of the deceased owner continues the Contract **(see "Death Benefit Choices – Continuation After Death – Spouse")**, the rider will also continue, provided the following conditions are met:
- The spouse is at least 50 years old on the date the Contract is continued; and
- The spouse becomes the annuitant and sole owner.

If the rider is in the Growth Phase at the time of spousal continuation:
- The rider will continue in the Growth Phase;
- On the date the rider is continued, the Voya LifePay Base will be reset to equal the greater of the Voya LifePay Base and the then current contract value;
- The Voya LifePay charges will restart and be the same as were in effect prior to the claim date; and
- The Maximum Annual Withdrawal percentage will be determined as of the date of the first withdrawal, whenever it occurs, and will be based on the spouse's age on that date.

If the rider is in the Withdrawal Phase at the time of spousal continuation:
- The rider will continue in the Withdrawal Phase.
- On the contract anniversary following the date the rider is continued:
  > If the surviving spouse was not the annuitant before the owner's death, the Maximum Annual Withdrawal is recalculated by multiplying the contract value on that contract anniversary by the Maximum Annual Withdrawal percentage based on the surviving spouse's age on that contract anniversary, and the Maximum Annual Withdrawal is considered to be zero from the claim date to that contract anniversary. Withdrawals are permitted pursuant to the other provisions of the Contract. Withdrawals causing the contract value to fall to zero will terminate the Contract and the rider; or
  > If the surviving spouse was the annuitant before the owner's death, the Maximum Annual Withdrawal is recalculated as the greater of the Maximum Annual Withdrawal on the claim date (adjusted for excess withdrawals thereafter) and the Maximum Annual Withdrawal resulting from multiplying the contract value on that contract anniversary by the Maximum Annual Withdrawal percentage. The Maximum Annual Withdrawal does not go to zero on the claim date and withdrawals may continue under the rider provisions; and
- The rider charges will restart on the contract anniversary following the date the rider is continued and will be the same as were in effect prior to the claim date.

Effect of Voya LifePay Rider on Death Benefit. If you die before Lifetime Automatic Periodic Benefit Status begins under the Voya LifePay rider, the death benefit is payable, but the rider terminates. However, if the beneficiary is the owner's spouse, and the spouse elects to continue the Contract, the death benefit is not payable until the spouse's death. **Thus, you should not purchase this rider with multiple owners, unless the owners are spouses. See "Death of Owner or Annuitant" and "Continuation After Death – Spouse" above for further information.**

While in Lifetime Automatic Periodic Benefit Status, if the owner who is not the annuitant dies, we will continue to pay the periodic payments that the owner was receiving under the Voya LifePay rider to the annuitant. While in Lifetime Automatic Periodic Benefit Status, if an owner who is also the annuitant dies, the periodic payments will stop. No other death benefit is payable.

Change of Owner or Annuitant. Other than as provided above under "Continuation After Death- Spouse," you may not change the annuitant. The rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:
- Spousal continuation as described above;
- Change of owner from one custodian to another custodian;
- Change of owner from a custodian for the benefit of an individual to the same individual;
- Change of owner from an individual to a custodian for the benefit of the same individual;
- Collateral assignments;
- Change in trust as owner where the individual owner and the grantor of the trust are the same individual;
- Change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual; and
- Change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual.

Surrender Charges. If you elect the Voya LifePay rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments under the Voya LifePay rider are not subject to surrender charges.

Loans. The portion of any contract value used to pay off an outstanding loan balance will reduce the Voya LifePay Base or Maximum Annual Withdrawal as applicable. We do not recommend the Voya LifePay rider if loans are contemplated.

Taxation. For more information about the tax treatment of amounts paid to you under the Voya LifePay Rider, **see "FEDERAL TAX CONSIDERATIONS – Tax Consequences of Living Benefits and Enhanced Death Benefits."**

Voya Joint LifePay Minimum Guaranteed Withdrawal Benefit ("Voya Joint LifePay") Rider. The Voya Joint LifePay rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of both you and your spouse, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are married and are concerned that you and your spouse may outlive your income.

Purchase. The Voya Joint LifePay rider is only available for purchase by individuals who are married at the time of purchase and eligible to elect spousal continuation (as defined by the Tax Code) when the death benefit becomes payable. We refer to these individuals as spouses. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the Voya Joint LifePay rider. **See "Ownership, Annuitant, and Beneficiary Requirements" below.**

The minimum issue age is 55 and the maximum issue age is 80. Both spouses must meet these issue age requirements on the contract anniversary on which the Voya Joint LifePay rider is effective. The issue age is the age of the owners on the contract anniversary on which the rider is effective. Some broker dealers may limit the maximum issue age to ages younger than age 80, but in no event lower than age 55. We reserve the right to change the minimum or maximum issue ages on a nondiscriminatory basis. The Voya Joint LifePay rider is available for Contracts issued **on and after November 1, 2004,** (subject to availability) that do not already have a living benefit rider. The Voya Joint LifePay rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below. For Contracts with the Voya LifePay rider, you may elect the Voya Joint LifePay rider in place of the Voya LifePay rider for a limited time. For more information, please contact Customer Service. The Company in its discretion may allow the Voya Joint LifePay rider to be elected during the 30-day period preceding a contract anniversary. Such election must be received in good order, including owner, annuitant, and beneficiary designations and compliance with the investment restrictions described below. The Voya Joint LifePay rider will be effective as of that contract anniversary.

Ownership, Annuitant, and Beneficiary Designation Requirements. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the Voya Joint LifePay rider. These designations depend upon whether the Contract is issued as a nonqualified Contract, an IRA or a custodial IRA. In all cases, the ownership, annuitant, and beneficiary designations must allow for the surviving spouse to continue the Contract when the death benefit becomes payable, as provided by the Tax Code. Non-natural, custodial owners are only allowed with IRAs ("custodial IRAs"). Joint annuitants are not allowed. The necessary ownership, annuitant, and/or beneficiary designations are described below. Applications that do not meet the requirements below will be rejected. We reserve the right to verify the date of birth and social security number of both spouses.

Nonqualified Contracts. For a jointly owned Contract, the owners must be spouses, and the annuitant must be one of the owners. For a Contract with only one owner, the owner's spouse must be the sole primary beneficiary, and the annuitant must be one of the spouses.

IRAs. There may only be one owner, who must also be the annuitant. The owner's spouse must be the sole primary beneficiary.

Custodial IRAs. While we do not maintain individual owner and beneficiary designations for IRAs held by an outside custodian, the ownership and beneficiary designations with the custodian must comply with the requirements listed in "IRAs" above. The annuitant must be the same as the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and the owner's spouse.

Rider Date. The Voya Joint LifePay rider date is the date the Voya Joint LifePay rider becomes effective. If you purchase the Voya Joint LifePay rider when the Contract is issued, the Voya Joint LifePay rider date is also the contract date.

Charge. The charge for the Voya Joint LifePay rider, a living benefit, is deducted quarterly, and is a percentage of contract value:

Maximum Annual Charge	Current Annual Charge
1.50%	0.75%

We deduct the quarterly charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the charges will still be deducted on quarterly contract anniversaries, but the first charge will be assessed proportionally on what is owed at the time the rider is added through the contract quarter end. Similarly, the charge is assessed proportionally when the rider is terminated. Charges are deducted during the period starting on the rider date and up to your rider's Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The charge may be subject to change if you elect the reset option after your first five contract years, but subject to the maximum annual charge.

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. **For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see APPENDIX C.** We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

No Cancellation. Once you purchase the Voya Joint LifePay rider, you may not cancel it unless you Cancel the contract during the Contract's free look period (or otherwise cancel the Contract pursuant to its terms), surrender or annuitize in lieu of payments under the Voya Joint LifePay rider. These events automatically cancel the Voya Joint LifePay rider.

Termination. The Voya Joint LifePay rider is a "living benefit" which means the guaranteed benefits offered are intended to be available to you and your spouse while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you:

- Terminate your Contract pursuant to its terms during the accumulation phase, surrender, or begin receiving annuity payments in lieu of payments under the Voya Joint LifePay rider;
- Die during the accumulation phase (first owner to die in the case of joint owners, or death of annuitant if the Contract is a custodial IRA), unless your spouse elects to continue the contract (and your spouse is active for purposes of the Voya Joint LifePay rider); or
- Change the owner of the Contract (other than a spousal continuation by an active spouse).

See "Change of Owner or Annuitant," below. Other circumstances that may cause the Voya Joint LifePay rider to terminate automatically are discussed below.

Active Status. Once the Voya Joint LifePay rider has been issued, a spouse must remain in "active" status in order to exercise rights and receive the benefits of the Voya Joint LifePay rider after the first spouse's death by electing spousal continuation. In general, changes to the ownership, annuitant, and/or beneficiary designation requirements noted above will result in one spouse being designated as "inactive." Inactive spouses are not eligible to continue the benefits of the Voya Joint LifePay rider after the death of the other spouse. Once designated "inactive," a spouse may not regain active status under the Voya Joint LifePay rider. Specific situations that will result in a spouse's designation as "inactive" include the following:

- For nonqualified Contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the Contract), or the change of one joint owner to a person other than an active spouse;
- For nonqualified Contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an active spouse or any change of beneficiary (including the addition of primary beneficiaries); and
- In the event of the death of one spouse (in which case the deceased spouse becomes inactive).

An owner may also request that one spouse be treated as inactive. In the case of joint-owned contracts, both contract owners must agree to such a request. An inactive spouse is not eligible to exercise any rights or receive any benefits under the Voya Joint LifePay rider. **However, all charges for the Voya Joint LifePay rider will continue to apply, even if one spouse becomes inactive, regardless of the reason. You should make sure you understand the impact of beneficiary and owner changes on the Voya Joint LifePay rider prior to requesting any such changes.**

A divorce will terminate the ability of an ex-spouse to continue the contract. **See "Divorce" below.**

Lifetime Guaranteed Withdrawal Status. This status begins on the date the Voya Joint LifePay rider is issued (the "effective date of the Voya Joint LifePay rider") and continues until the earliest of:

- The annuity commencement date;
- Reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
- Reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal **(see "Lifetime Automatic Periodic Benefit Status" below)**;
- The surrender of the contract; or
- The death of the owner (first owner, in the case of joint owners, or the annuitant, in the case of a custodial IRA), unless your active spouse beneficiary elects to continue the contract.

As described below, certain features of the Voya Joint LifePay rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

How the Voya Joint LifePay Rider Works. The Voya Joint LifePay rider has two phases. The first phase, called the Growth Phase, begins on the effective date of the Voya Joint LifePay rider and ends as of the business day before the first withdrawal is taken (or when the annuity commencement date is reached). The second phase is called the Withdrawal Phase. This phase begins as of the date you take the first withdrawal of any kind under the Contract (other than investment advisory fees, as described below), or the annuity commencement date, whichever occurs first. During the accumulation phase of the Contract, the Voya Joint LifePay rider may be in either the Growth Phase or the Withdrawal Phase. During the income phase of the Contract, the Voya Joint LifePay rider may only be in the Withdrawal Phase. The Voya Joint LifePay rider is initially in Lifetime Guaranteed Withdrawal Status. While in this status you may terminate the Voya Joint LifePay rider by electing to enter the income phase and begin receiving annuity payments. However, if you have not elected to begin receiving annuity payments, and the Voya Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status because the contract value has been reduced to zero, the Voya Joint LifePay rider and Contract terminate (other than those provisions regarding the payment of the Maximum Annual Withdrawal, as described below) and you can no longer elect to receive annuity payments.

Benefits paid under the Voya Joint LifePay rider require the calculation of the Maximum Annual Withdrawal. The Voya Joint LifePay Base (referred to as the "MGWB Base" in the contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:
* If you purchased the Voya Joint LifePay rider on the contract date, the initial Voya Joint LifePay Base is equal to the initial premium; or
* If you purchased the Voya Joint LifePay rider after the contract date, the initial Voya Joint LifePay Base is equal to the contract value on the effective date of the Voya Joint LifePay rider.

The initial Voya Joint LifePay Base is increased dollar-for-dollar by any premiums received during the Growth Phase ("eligible premiums"). The Voya Joint LifePay Base is also increased to equal the contract value if the contract value is greater than the current Voya Joint LifePay Base, valued on each quarterly contract anniversary after the effective date of the Voya Joint LifePay rider during the Growth Phase. The Voya Joint LifePay Base has no additional impact on the calculation of annuity payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the Voya Joint LifePay Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal if you choose to reset the Voya Joint LifePay rider **(see "Voya Joint LifePay Reset Option," below)**. We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals the Maximum Annual Withdrawal percentage multiplied by the greater of the contract value and the Voya Joint LifePay Base, as of the last day of the Growth Phase. The first withdrawal after the effective date of the Voya Joint LifePay rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, immediately after calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal percentage, which varies by age of the youngest active spouse on the date the Withdrawal Phase begins, is as follows:

Annuitant Age	Maximum Annual Withdrawal Percentage
55 to 64	4%
65 to 75	5%
76 to 80	6%
81+	7%

Once determined the Maximum Annual Withdrawal percentage never changes for the Contract. This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at that time, the lower the Maximum Annual Withdrawal percentage.

If the Voya Joint LifePay rider is in the Growth Phase, and the annuity commencement date is reached, the Voya Joint LifePay rider will enter the Withdrawal Phase and annuity payments will begin. In lieu of the annuity options under the Contract, you may elect a life only annuity option under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal, provided that, if both spouses are active, payments under the life only annuity option will be calculated using the joint life expectancy table for both spouses. If only one spouse is active, payments will be calculated using the single life expectancy table for the active spouse.

Withdrawals in a contract year that do not exceed the Maximum Withdrawal Amount do not reduce the Maximum Withdrawal Amount. However, if withdrawals in any contract year exceed the Maximum Annual Withdrawal (an "excess withdrawal"), the Maximum Annual Withdrawal will be reduced proportionally. This means that the Maximum Annual Withdrawal will be reduced by the same proportion as the excess withdrawal is of the contract value determined after the deduction the amount withdrawn up to the Maximum Annual Withdrawal but before deduction of the excess withdrawal.

When a withdrawal is made, the total withdrawals taken in a contract year are compared with the current Maximum Annual Withdrawal. To the extent that the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, any Market Value Adjustment or surrender charges will not be considered. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, any surrender charges and/or Market Value Adjustment are considered to be part of the withdrawal, and will be included in the proportional adjustment to the Maximum Annual Withdrawal. **See Illustrations 1 and 2 below for examples of this concept.**

Required Minimum Distributions. Withdrawals taken from the contract to satisfy the Required Minimum Distribution rules of the Tax Code are considered withdrawals for purposes of the Voya Joint LifePay rider, and will begin the Withdrawal Phase if the Withdrawal Phase has not already started. Any such withdrawal which exceeds the Maximum Annual Withdrawal for a specific contract year, will not be deemed excess withdrawals in that contract year for purposes of the Voya Joint LifePay rider, subject to the following:
- If the contract owner's Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to the Contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal;
- You may withdraw the Additional Withdrawal Amount from this Contract without it being deemed an excess withdrawal;
- Any withdrawals taken in a contract year will count first against the Maximum Annual Withdrawal for that contract year;
- Once the Maximum Annual Withdrawal for the then current contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal will count against and reduce any Additional Withdrawal Amount;
- Withdrawals that exceed the Additional Withdrawal Amount are excess withdrawals and will reduce the Maximum Annual Withdrawal on a proportional basis, as described above;
- The Additional Withdrawal Amount is reset to zero at the end of each calendar year, and remains at zero until it is reset in January of the following calendar year, even if, pursuant to the Tax Code, the contract owner may take a Required Minimum Distribution for that calendar year after the end of the calendar year; and
- If the contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be equal to the amount in excess of the Maximum Annual Withdrawal Amount necessary to satisfy the Required Minimum Distribution for that year.

See Illustration 3 below.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the Voya Joint LifePay Base proportionally, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Lifetime Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and the Voya Joint LifePay rider will terminate due to the proportional reduction described in **"Determination of the Maximum Annual Withdrawal,"** above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the Voya Joint LifePay rider is in Lifetime Guaranteed Withdrawal Status, the Voya Joint LifePay rider will enter Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the Voya Joint LifePay rider you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the Voya Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status:
- The contract will provide no further benefits (including death benefits) other than as provided under the Voya Joint LifePay rider;
- No further premium payments will be accepted; and
- Any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. The time period for which we will make these payments will depend upon whether one or two spouses are active under the Voya Joint LifePay rider at the time this status begins. If both spouses are active under the Voya Joint LifePay rider, these payments will cease upon the death of the second spouse, at which time both the Voya Joint LifePay rider and the Contract will terminate without further value. If only one spouse is active under the Voya Joint LifePay rider, the payments will cease upon the death of the active spouse, at which time both the Voya Joint LifePay rider and the contract will terminate without value.

If the Maximum Annual Withdrawal exceeds the net withdrawals taken in the contract year when the Voya Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status (including the withdrawal that results in the contract value decreasing to zero), that difference will be paid immediately to the contract owner. The periodic payments will begin on the last day of the first full contract year following the date the Voya Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the Contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your Contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the Voya Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

Voya Joint LifePay Reset Option. Beginning one year after the Withdrawal Phase begins, you may choose to reset the Maximum Annual Withdrawal, if the Maximum Annual Withdrawal percentage multiplied by the contract value would be greater than your current Maximum Annual Withdrawal. You must elect to reset by a request in a form satisfactory to us. On the date the request is received (the "Reset Effective Date"), the Maximum Annual Withdrawal will increase to be equal to the Maximum Annual Withdrawal percentage multiplied by the contract value on the Reset Effective Date. The reset option is only available when the Voya Joint LifePay rider is in Lifetime Guaranteed Withdrawal Status. We reserve the right to limit resets to the contract anniversary.

After exercising the reset option, you must wait one year before electing to reset again. We will not accept a request to reset if the new Maximum Annual Withdrawal on the date the request is received would be less than your current Maximum Annual Withdrawal.

If the reset option is exercised, the charge for the Voya Joint LifePay rider will be equal to the charge then in effect for a newly purchased rider but will not exceed the maximum annual charge of 1.50%. However, we guarantee that the Voya Joint LifePay rider charge will not increase for resets exercised within the first five contract years. **See Illustration 4 below.**

Investment Option Restrictions. In order to mitigate the insurance risk inherent in our guarantee to provide you and your spouse with lifetime payments (subject to the terms and restrictions of the Voya Joint LifePay rider), we require that your contract value be allocated in accordance with certain limitations. In general, to the extent that you choose not to invest in the Accepted Funds, we require that 20% of the amount not so invested be invested in the Fixed Allocation Funds. We will require this allocation regardless of your investment instructions to the Contract, as described below.

While the Voya Joint LifePay rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such contract value in the Fixed Allocation Funds. **See "Fixed Allocation Funds Automatic Rebalancing" below.**

Accepted Funds. The currently available Accepted Funds are listed in **APPENDIX N**. We may change these designations at any time upon 30 days' notice to you. If a change is made, the change will apply to contract value allocated to such funds after the date of the change.

Fixed Allocation Funds. The currently available Fixed Allocation Funds are listed in **APPENDIX N**. We may allocate your contract value to one or more Fixed Allocation Funds. We consider the Voya Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All investment portfolios available under the contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than 20% of the total contract value allocated to the Fixed Allocation Funds and Other Funds on any Voya Joint LifePay Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done proportionally among the Other Funds and will be the last transaction processed on that date. The Voya Joint LifePay Rebalancing Dates occur on each contract anniversary and after the following transactions:
- Receipt of additional premiums;
- Transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
- Withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. **See "APPENDIX I – *Examples of Fixed Allocation Funds Automatic Rebalancing.*"**

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in them. **See "APPENDIX I – *Examples of Fixed Allocation Funds Automatic Rebalancing*, Example I." By electing to purchase the Voya Joint LifePay rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the Voya Joint LifePay rider if you do not wish to have your contract value reallocated in this manner.**

Divorce. Generally, in the event of a divorce, the spouse who retains ownership of the Contract will continue to be entitled to all rights and benefits of the Voya Joint LifePay rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during Lifetime Guaranteed Withdrawal Status, the Voya Joint LifePay rider continues, and terminates upon the death of the owner (first owner in the case of joint owners, or the annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the Voya Joint LifePay rider cannot be continued by the new spouse. As the result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal will be considered a withdrawal for purposes of the Maximum Annual Withdrawal amount. In other words, if a withdrawal incident to a divorce exceeds the Maximum Annual Withdrawal amount, it will be considered an excess withdrawal. **See "Determination of the Maximum Annual Withdrawal," above.** As noted, in the event of a divorce there is no change to the Maximum Annual Withdrawal and we will continue to deduct charges for the Voya Joint LifePay rider.

In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change to the periodic payments made. Payments will continue until both spouses are deceased.

Death of Owner. The death of the owner (or in the case of joint owners, the first owner, or for custodial IRAs, the annuitant) during Lifetime Guaranteed Withdrawal Status may cause the termination of the Voya Joint LifePay rider and its charges, depending upon whether one or both spouses are in active status at the time of death, as described below.
- **If both spouses are in active status:** If the surviving spouse elects to continue the contract and becomes the sole owner and annuitant, the Voya Joint LifePay rider will remain in effect pursuant to its original terms and Voya Joint LifePay coverage and charges will continue. As of the date the contract is continued, the Maximum Annual Withdrawal will be set to the greater of the existing Maximum Annual Withdrawal or the Maximum Annual Withdrawal percentage multiplied by the contract value on the date the contract is continued. Such a reset will not count as an exercise of the Voya Joint LifePay Reset Option, and rider charges will not increase.

  If the surviving spouse elects not to continue the contract, Voya Joint LifePay rider coverage and charges will cease upon the earlier of payment of the death benefit or notice that an alternative distribution option has been chosen.

- **If the surviving spouse is in inactive status:** The Voya Joint LifePay rider terminates and Voya Joint LifePay coverage and charges cease upon proof of death.

Change of Owner or Annuitant. Other than as a result of spousal continuation, you may not change the annuitant. The Voya Joint LifePay rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

- Spousal continuation by an active spouse, as described above;
- Change of owner from one custodian to another custodian for the benefit of the same individual;
- Change of owner from a custodian for the benefit of an individual to the same individual (in order to avoid the owner's spouse from being designated inactive, the owner's spouse must be named sole beneficiary under the contract);
- Change of owner from an individual to a custodian for the benefit of the same individual;
- Collateral assignments;
- For nonqualified contracts only, the addition of a joint owner, provided that the additional joint owner is the original owner's spouse and is active when added as joint owner;
- For nonqualified contracts, removal of a joint owner, provided the removed joint owner is active and becomes the primary contract beneficiary; and
- Change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner if both were active spouses at the time of the change.

Surrender Charges. If you elect the Voya Joint LifePay rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments under the Voya Joint LifePay rider are not subject to surrender charges, nor will these amounts be subject to any other charges under the contract.

Federal Tax Considerations. For more information about the tax treatment of amounts paid to you under the Voya Joint LifePay rider, **see "FEDERAL TAX CONSIDERATIONS – Tax Consequences of Living Benefits and Enhanced Death Benefits."**

Voya LifePay and Voya Joint LifePay Partial Withdrawal Amount Examples. The following are examples of adjustments to the Maximum Annual Withdrawal Maximum Annual Withdrawal amount for withdrawals in excess of the Maximum Annual Withdrawal.

Illustration 1: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal, including surrender and/or MVA charges.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $500 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $300 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $200 of surrender charges, and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, then there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $7,000 ($3,000 + $500 + $1,500 + $300 + $1,500 + $200). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal ($7,000 - $5,000 = $2,000), and the amount of the current gross withdrawal ($1,500 + $200 = $1,700).

If the contract value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 3.40% ($1,700 / $50,000) to $4,830 ((1 - 3.40%) * $5,000).

Illustration 2: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the contract value after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, is $49,500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 - 2.02%) * $5,000).

Illustration 3:   A withdrawal exceeds the Maximum Annual Withdrawal amount but does not exceed the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. The RMD for the current calendar year applicable to this Contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. Total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, however, the Maximum Annual Withdrawal is not adjusted until the Additional Withdrawal Amount is exhausted. The amount by which total net withdrawals taken exceed the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000), is the same as the Additional Withdrawal Amount, so no adjustment to the Maximum Annual Withdrawal is made. If total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, then an adjustment would be made to the Maximum Annual Withdrawal.

Illustration 4: The Reset Option is utilized.

Assume the Maximum Annual Withdrawal is $5,000 and the Maximum Annual Withdrawal percentage is 5%.

One year after the first withdrawal is taken, the contract value has increased to $120,000, and the Reset Option is utilized. The Maximum Annual Withdrawal is now $6,000 ($120,000 * 5%).

One year after the Reset Option was first utilized, the contract value has increased further to $130,000. The Reset Option is utilized again, and the Maximum Annual Withdrawal is now $6,500 ($130,000 * 5%).

Minimum Guaranteed Withdrawal Benefit

(Applicable to Contracts Issued in States Where Voya LifePay is Not Available.)

Minimum Guaranteed Withdrawal Benefit Rider ("MGWB"). The MGWB rider, marketed under the name, Voya PrincipalGuard Withdrawal Benefit, is an optional benefit which guarantees that if your contract value is reduced to zero, you will receive periodic payments. The amount of the periodic payments is based on the amount in the MGWB Withdrawal Account. **Only premiums added to your Contract during the first two-year period after your rider date are included in the MGWB Withdrawal Account.** Any additional premium payments added after the second rider anniversary are not included in the MGWB Withdrawal Account. Thus, the MGWB rider may not be appropriate for you if you plan to add substantial premium payments after your second rider anniversary.

The guarantee provides that, subject to the conditions described below, the amount you will receive in periodic payments is equal to your Eligible Payment Amount adjusted for any prior withdrawals. Your Eligible Payment Amount depends on when you purchase the MGWB rider and equals:
- If you purchased the MGWB rider on the contract date: your premium payments received during the first two contract years; or
- If you purchased the MGWB rider after the contract date: your contract value on the Rider Date, including any premiums received that day, and any subsequent premium payments received during the two-year period commencing on the Rider Date.

To maintain the guarantee, withdrawals in any contract year may not exceed 7% of your Eligible Payment Amount adjusted, as defined below. If your contract value is reduced to zero, your periodic payments will be 7% of your Eligible Payment Amount every year. Payments continue until your MGWB Withdrawal Account is reduced to zero. Please note that before Automatic Periodic Benefit status is reached, withdrawals in excess of the free withdrawal amount will be subject to surrender charges. Once your contract reaches Automatic Period Benefit Status, the periodic payments paid under the MGWB rider are not subject to surrender charges.

The MGWB Withdrawal Account is equal to the Eligible Payment Amount adjusted for any withdrawals and transfers between Covered and Excluded Funds. The MGWB Withdrawal Account is tracked separately for Covered and Excluded Funds. The MGWB Withdrawal Account equals the sum of: (1) the MGWB Withdrawal Account allocated to Covered Funds; and (2) the lesser of (a) the MGWB Withdrawal Account allocated to Excluded Funds; and (b) the contract value in Excluded Funds. Thus, investing in the Excluded Funds may limit the MGWB Withdrawal Account. No investment options are currently designated as Excluded Funds for the Minimum Guaranteed Withdrawal Benefit.

The Maximum Annual Withdrawal Amount (or "MAW") is equal to 7% of the Eligible Payment Amount. Withdrawals from Covered Funds of up to the MAW will reduce the value of your MGWB Withdrawal Account by the dollar amount of the withdrawal. Any withdrawals from Covered Funds greater than the MAW will cause a reduction in the MGWB Withdrawal Account allocated to Covered Funds by the proportion that the excess withdrawal bears to the remaining contract value in Covered Funds after the withdrawal of the MAW. All withdrawals from Excluded Funds will reduce the value of the MGWB Withdrawal Account allocated to Excluded Funds proportionally. If a single withdrawal involves both Covered and Excluded Funds and exceeds 7%, the withdrawal will be treated as taken first from Covered Funds.

Any withdrawals greater than the MAW will also cause a reduction in the Eligible Payment Amount by the proportion that the excess portion of the withdrawal bears to the contract value remaining after withdrawal of the MAW at the time of the withdrawal. **Please see "MGWB Excess Withdrawal Amount Examples," below.**

Once your contract value is zero, any periodic payments paid under the MGWB rider also reduce the MGWB Withdrawal Account by the dollar amount of the payments. If a withdrawal reduces the MGWB Withdrawal Account to zero, the MGWB rider terminates and no further benefits are payable under the rider.

Net transfers from Covered Funds to Excluded Funds will reduce the MGWB Withdrawal Account allocated to Covered Funds on a proportional basis. The resulting increase in the MGWB Withdrawal Account allocated to Excluded Funds equals the reduction in the MGWB Withdrawal Account for Covered Funds.

Net transfers from Excluded Funds to Covered Funds will reduce the MGWB Withdrawal Account allocated to Excluded Funds on a proportional basis. The resulting increase in the MGWB Withdrawal Account allocated to Covered Funds will equal the lesser of the reduction in the MGWB Withdrawal Account for Excluded Funds and the net contract value transferred.

You should not make any withdrawals if you wish to retain the option to elect the Step-Up Benefit (see below).

The MGWB Withdrawal Account is only a calculation which represents the remaining amount available for periodic payments. It does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It will not affect your annuitization, surrender and death benefits.

Guaranteed Withdrawal Status. You may continue to make withdrawals in any amount permitted under your Contract so long as your contract value is greater than zero. **See "WITHDRAWALS."** However, making any withdrawals in any year greater than the Maximum Annual Withdrawal will reduce the Eligible Payment Amount and payments under the MGWB rider by the proportion that the withdrawal bears to the contract value at the time of the withdrawal. The MGWB rider will remain in force and you may continue to make withdrawals each year so long as:
- Your contract value is greater than zero;
- Your MGWB Withdrawal Account is greater than zero;
- You have not reached your latest allowable annuity start date;
- You have not elected to annuitize your Contract; and
- You have not died (unless your spouse has elected to continue the Contract), changed the ownership of the Contract or surrendered the Contract.

The standard contract provision limiting withdrawals to no more than 90% of the cash surrender value is not applicable under the MGWB rider.

Automatic Periodic Benefit Status. Under the MGWB rider, in the event your contract value is reduced to zero, your Contract is given Automatic Periodic Benefit Status, if:
- Your MGWB Withdrawal Account is greater than zero;
- You have not reached your latest allowable annuity start date;
- You have not elected to annuitize your Contract; and
- You have not died, changed the ownership of the Contract or surrendered the Contract.

Once your Contract is given Automatic Periodic Benefit Status, we will pay you the annual MGWB periodic payments, beginning on the next contract anniversary until the earliest of: (1) your Contract's latest annuity start date; (2) the death of the owner; or (3) your MGWB Withdrawal Account is exhausted. These payments are equal to the lesser of the remaining MGWB Withdrawal Account or the MAW. We will reduce the MGWB Withdrawal Account by the amount of each payment. Once your Contract is given Automatic Periodic Benefit Status, we will not accept any additional premium payments in your Contract, and the Contract will not provide any benefits except those provided by the MGWB rider. Any other rider terminates. Your Contract will remain in Automatic Periodic Benefit Status until the earliest of: (1) payment of all MGWB periodic payments; (2) payment of the Commuted Value (defined below); or (3) the owner's death.

On the Contract's latest annuity start date, in lieu of making the remaining MGWB periodic payments, we will pay you the Commuted Value of your MGWB periodic payments remaining. We may, at our option, extend your annuity start date in order to continue the MGWB periodic payments. The Commuted Value is the present value of any then-remaining MGWB periodic payments at the current interest rate plus 0.50%. The current interest rate will be determined by the average of the Ask Yields for U.S. Treasury STRIPS as quoted by a national quoting service for period(s) applicable to the remaining payments. Once we pay you the last MGWB periodic payment or the Commuted Value, your Contract and the MGWB rider terminate.

Reset Option. Beginning on the fifth contract anniversary following the Rider Date, if the contract value is greater than the MGWB Withdrawal Account, you may choose to reset the MGWB Rider. The effect will be to terminate the existing MGWB Rider and add a new MGWB Rider ("New Rider"). The MGWB Withdrawal Account under the New Rider will equal the contract value on the date the New Rider is effective. The charge for the MGWB under the New Rider will increase to the maximum annual charge of 1.00%. The Reset Option can only be elected on contract anniversaries. If you elect the Reset Option, the Step-Up benefit is not available.

Step-Up Benefit. If the Rider Date is the same as the contract date, beginning on the fifth contract anniversary following the Rider Date, if you have not made any previous withdrawals, you may elect to increase the MGWB Withdrawal Account, the adjusted Eligible Payment Amount and the Maximum Annual Withdrawal by a factor of 20%. This option is available whether or not the contract value is greater than the MGWB Withdrawal Account. If you elect the Step-Up Benefit:

- We reserve the right to increase the charge for the MGWB Rider up to a maximum annual charge of 1.00% of contract value; and
- You must wait at least five years from the Step-Up date to elect the Reset Option.

The Step-Up Benefit may be elected only one time under the MGWB Rider. Election of the Step-Up Benefit is limited to contract anniversaries only. Please note that if you have a third party investment adviser who charges a separate advisory fee, and you have chosen to use withdrawals from your Contract to pay this fee, these will be treated as any other withdrawals, and the Step-Up Benefit will not be available.

Death of Owner

Before Automatic Periodic Benefit Status. The MGWB rider terminates on the first owner's date of death (death of annuitant, if there is a non-natural owner), but the death benefit is payable. However, if the beneficiary is the owner's spouse, the spouse elects to continue the Contract, and the contract value steps up to the minimum guaranteed death benefit, the MGWB Withdrawal Account and MAW are also reset. The MGWB charge will continue at the existing rate. Reset upon spousal continuation does not affect any then existing Reset Option.

During Automatic Periodic Benefit Status. The death benefit payable during Automatic Periodic Benefit Status is your MGWB Withdrawal Account which equals the sum of the remaining MGWB periodic payments.

Purchase. To purchase the MGWB rider, you must be age 80 or younger on the Rider Date. The MGWB rider must be purchased on the contract date. If the rider is not yet available in your state, the Company may in its discretion allow purchase of this rider during the 30-day period preceding the first contract anniversary after the date of this prospectus, or the date of state approval, whichever is later.

Minimum Guaranteed Withdrawal Benefit rider:[12]

As an Annual Charge – Currently[13]	As a Quarterly Charge – Currently	Maximum Annual Charge if Step-Up Benefit Elected[14]
0.45% of contract value	0.1125% of contract value	1.00% of contract value

MGWB Excess Withdrawal Amount Examples. The following are examples of adjustments to the MGWB Withdrawal Account and the Maximum Annual Withdrawal Amount for Transfers and Withdrawals in Excess of the Maximum Annual Withdrawal Amount ("Excess Withdrawals Amount").

Example #1: Owner has invested only in Covered Funds.

Assume the Contract Value ("CV") before the withdrawal is $100,000 and is invested in Covered Funds only, the Eligible Payment Amount ("EPA") is $100,000, the Maximum Annual Withdrawal Amount ("MAW") is $7,000, the MGWB Withdrawal Account allocated to Covered Funds ("Covered Withdrawal Account") is $120,000, and a withdrawal of $10,000 is made. The effect of the withdrawal is calculated as follows:

The new CV is $90,000 ($100,000 - $10,000).

The Excess Withdrawal Amount is $3,000 ($10,000 - $7,000).

[12.] We deduct optional rider charges from the subaccounts in which you are invested on each quarterly contract anniversary and proportionally on termination of the Contract; if the value in the subaccounts is insufficient, the optional rider charges will be deducted from the Fixed Interest Allocation(s) nearest maturity, and the amount deducted may be subject to a Market Value Adjustment.

[13.] If you choose to reset the MGWB Rider the charge for the MGWB will increase to an annual charge of 1.00% of contract value. **Please see "Reset Option" above.**

[14.] If your rider was issued prior to May 1, 2005 and you elect the Step-Up Benefit, we will increase the charge for the MGWB rider to the maximum annual charge of 1.00% of contract value. **Please see "Step-Up Benefit".**

The Covered Withdrawal Account is first reduced dollar-for-dollar by the portion of the withdrawal up to the MAW to $113,000 ($120,000 - $7,000), and is then reduced proportionally based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the MAW) to $109,354.84 ($113,000 * (1 - $3,000 / $93,000)).

The EPA is reduced proportionally based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the MAW) to $96,774.19 ($100,000 * (1 - $3,000 / $93,000)). The reduction to the EPA for withdrawals of Excess Withdrawal Amount is applied proportionally regardless of whether CV is allocated to Covered or Excluded Funds. The MAW is then recalculated to be 7% of the new EPA, $6,774.19 ($96,774.19 * 7%).

Example #2: Owner has invested only in Excluded Funds.

Assume the Contract Value ("CV") before the withdrawal is $100,000 and is invested in Excluded Funds only, the Eligible Payment Amount ("EPA") is $100,000, the Maximum Annual Withdrawal Amount ("MAW") is $7,000, the MGWB Withdrawal Account allocated to Excluded Funds ("Excluded Withdrawal Account") is $120,000, and a withdrawal of $10,000 is made. The effect of the withdrawal is calculated as follows:

The new CV is $90,000 ($100,000 - $10,000).

The Excess Withdrawal Amount is $3,000 ($10,000 - $7.000).

The Excluded Withdrawal Account is reduced proportionally based on the ratio of the entire amount withdrawn to the CV (before the withdrawal) to $108,000 ($120,000 * (1 - $10,000 / $100,000)).

The EPA is reduced proportionally based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the MAW) to $96,774.19 ($100,000 * (1 - $3,000 / $93,000)). The reduction to the EPA for withdrawals of Excess Withdrawal Amount is applied proportionally regardless of whether CV is allocated to Covered or Excluded Funds. The MAW is then recalculated to be 7% of the new EPA, $6,774.19 ($96,774.19 * 7%).

Example #3: Owner has invested in both Covered and Excluded Funds.

Assume the Contract Value ("CV") before the withdrawal is $100,000 and is invested $60,000 in Covered Funds and $40,000 in Excluded Funds. Further assume that the Eligible Payment Amount ("EPA") is $100,000, the Maximum Annual Withdrawal Amount ("MAW") is $7,000, the MGWB Withdrawal Account allocated to Covered Funds ("Covered Withdrawal Account") is $75,000, the MGWB Withdrawal Account allocated to Excluded Funds ("Excluded Withdrawal Account") is $45,000, and a withdrawal is made of $10,000 ($8,000 from Covered Funds and $2,000 from Excluded Funds).

The new CV for Covered Funds is $52,000 ($60,000 - $8,000), and the new CV for Excluded Funds is $38,000 ($40,000 - $2,000).

The Covered Withdrawal Account is first reduced dollar-for-dollar by the lesser of the MAW ($7,000) and the amount withdrawn from Covered Funds ($8,000) to $68,000 ($75,000 - $7,000), and is then reduced proportionally based on the ratio of any Excess Withdrawal Amount from Covered Funds to the CV in Covered Funds (after being reduced for the withdrawal up to the MAW) to $66,716.98 ($68,000 * (1 - $1,000 / $53,000).

The Excluded Withdrawal Account is reduced proportionally based on the ratio of the amount withdrawn from Excluded Funds to the CV in Excluded Funds (prior to the withdrawal) to $42,750 ($45,000 * (1 - $2,000 / $40,000)).

The EPA is reduced proportionally based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the MAW) to $96,774.19 ($100,000 * (1 - $3,000 / $93,000)). The reduction to the EPA for withdrawals of Excess Withdrawal Amount is applied proportionally regardless of whether CV is allocated to Covered or Excluded Funds. The MAW is then recalculated to be 7% of the new EPA, $6,774.19 ($96,774.19 * 7%).

Example #4: Owner transfers funds from Excluded Funds to Covered Funds.

Assume the Contract Value ("CV") before the transfer is $100,000 and is invested $60,000 in Covered Funds and $40,000 in Excluded Funds. Further assume that the MGWB Withdrawal Account allocated to Covered Funds ("Covered Withdrawal Account") is $75,000, the MGWB Withdrawal Account allocated to Excluded Funds ("Excluded Withdrawal Account") is $45,000, and a transfer is made of $10,000 from Excluded Funds to Covered Funds.

The new CV for Covered Funds is $70,000 ($60,000 + $10,000), and the new CV for Excluded Funds is $30,000 ($40,000 - $10,000).

The Excluded Withdrawal Account is reduced proportionally based on the ratio of the amount transferred from Excluded Funds to the CV in Excluded Funds (prior to the transfer) to $33,750 ($45,000 * (1 - $10,000 / $40,000)).

The Covered Withdrawal Account is increased by the lesser of the reduction of the Excluded Withdrawal Account of $11,250 ($45,000 - $33,750) and the actual amount transferred of $10,000. Thus, the Covered Withdrawal Account is increased to $85,000 ($75,000 + $10,000).

Example #5: Owner transfers funds from Covered Funds to Excluded Funds.

Assume the Contract Value ("CV") before the transfer is $100,000 and is invested $60,000 in Covered Funds and $40,000 in Excluded Funds. Further assume that the MGWB Withdrawal Account allocated to Covered Funds ("Covered Withdrawal Account") is $75,000, the MGWB Withdrawal Account allocated to Excluded Funds ("Excluded Withdrawal Account") is $45,000, and a transfer is made of $10,000 from Covered Funds to Excluded Funds.

The new CV for Covered Funds is $50,000 ($60,000 - $10,000), and the new CV for Excluded Funds is $50,000 ($40,000 + $10,000).

The Covered Withdrawal Account is reduced proportionally based on the ratio of the amount transferred from Covered Funds to the CV in Covered Funds (prior to the transfer) to $62,500 ($75,000 * (1 - $10,000 / $60,000)).

The Excluded Withdrawal Account is increased by the reduction of the Covered Withdrawal Account of $12,500 ($75,000 - $62,500) to $57,500 ($45,000 + $12,500).

State Variations

*This **APPENDIX M** contains important state specific variations for Contracts issued in Massachusetts and Washington. The prospectus and this **APPENDIX M** provide a general description of the Contract, so please see your Contract, any endorsements and riders for the details.*

For Contracts issued in the <u>Commonwealth of Massachusetts</u>, the following provisions apply:
- The Fixed Interest Division is not available;
- TSA loans are not available; and
- The Waiver of Surrender Charge for Extended Medical Care or Terminal Illness is not available.

For Contracts issued in the <u>State of Washington</u>, the following provisions apply:
- The Fixed Account is not available;
- The Minimum Guaranteed Income Benefit ("MGIB") Rider Charge is only deducted from the subaccounts in which you are invested. No deduction will be made from the Fixed Interest Division; and
- The following describes the death benefit options for Contracts issued in the State of Washington **<u>or before April 30, 2009</u>**. Other than as described below, please see the prospectus for a full description of your death benefit options and other Contract features.

We use the Base Death Benefit to help determine the minimum death benefit payable under each of the death benefit options described below. You do not elect the Base Death Benefit. The Base Death Benefit is equal to the greater of:
- The contract value; and
- The cash surrender value.

The **Standard Death Benefit** equals the **greatest** of the Base Death Benefit, the floor, and the Standard Minimum Guaranteed Death Benefit.

The Standard Minimum Guaranteed Death Benefit equals the initial premium payment, increased by premium payments after issue, and reduced by a proportional adjustment for any withdrawal.

The floor for the Death Benefit is the total premium payments made under the Contract reduced by a proportional adjustment for any withdrawal.

Enhanced Death Benefit Options. Under the Enhanced Death Benefit options, if you die before the annuity start date, your beneficiary will receive the greater of the Standard Death Benefit and the Enhanced Death Benefit option elected. For purposes of calculating the 5.5% Solution Enhanced Death Benefit and the Max 5.5 Enhanced Death Benefit, certain investment portfolios, and the Fixed Account are designated as "Special Funds."

The following investment options are designated as Special Funds: the Voya Government Liquid Assets Portfolio and the Fixed Interest Division.

The ProFunds VP Rising Rates Opportunity Portfolio is also a Special Fund, but closed to new allocations effective April 30, 2007.

For Contracts issued prior to September 2, 2003, however, the ProFunds VP Rising Rates Opportunity Portfolio is not designated as a Special Fund.

The Voya Limited Maturity Bond Portfolio is a Special Fund, but closed to new allocations effective March 12, 2004.

For Contracts issued on or after May 1, 2003, but prior to August 21, 2006, the Voya Intermediate Bond Portfolio is designated as a Special Fund.

We may, with 30 days' notice to you, designate any investment portfolio as a Special Fund on existing Contracts with respect to new premiums added to such investment portfolio and also with respect to new transfers to such investment portfolio. Selecting a Special Fund may limit or reduce the 5.5% Max Enhanced Death Benefit.

For the period during which a portion of the contract value is allocated to a Special Fund, we may, at our discretion, reduce the mortality and expense risk charge attributable to that portion of the contract value. The reduced mortality and expense risk charge will be applicable only during that period.

The 5.5% Solution is not available as a standalone death benefit, but the calculation is used to determine the Max 5.5 Enhanced Death Benefit.

The **5.5% Solution Enhanced Death Benefit** equals the **greatest** of:
- The Standard Death Benefit;
- The floor; and
- The sum of the contract value allocated to Special Funds and the 5.5% Solution Minimum Guaranteed Death Benefit for Non-Special Funds.

For Contracts issued on or after April 11, 2000, the 5.5% Solution Minimum Guaranteed Death Benefit for Special and Non-Special Funds equals premiums, adjusted for withdrawals and transfers, accumulated at 5.5% until the attainment of age 80 and thereafter at 0%, subject to a floor as described below. For Contracts issued before April 11, 2000, the 5.5% Solution Minimum Guaranteed Death Benefit allows for accumulation to continue beyond age 80, subject to the cap. Please see your Contract for details regarding the terms of your death benefit.

Withdrawals of up to 5.5% per year of cumulative premiums are referred to as special withdrawals. Special withdrawals reduce the 5.5% Solution Minimum Guaranteed Death Benefit by the amount of contract value withdrawn. For any other withdrawals (withdrawals in excess of the amount available as a special withdrawal), a proportional adjustment to the 5.5% Solution Minimum Guaranteed Death Benefit is made. The amount of the proportional adjustment for withdrawals from Non-Special Funds will equal (a) times (b) divided by (c): where (a) is the 5.5% Solution Minimum Guaranteed Death Benefit for Non-Special Funds prior to the withdrawal; (b) is the contract value of the withdrawal; and (c) is the contract value allocated to Non-Special Funds before the withdrawal. The amount of the proportional adjustment for withdrawals from Special Funds will equal (a) times (b) divided by (c): where (a) is the 5.5% Solution Minimum Guaranteed Death Benefit for Special Funds prior to the withdrawal; (b) is the contract value of the withdrawal; and (c) is the contract value allocated to Special Funds before the withdrawal.

Transfers from Special to Non-Special Funds will reduce the 5.5% Solution Minimum Guaranteed Death Benefit for Special Funds on a proportional basis. The resulting increase in the 5.5% Solution Minimum Guaranteed Death Benefit in Non-Special Funds will equal the lesser of the reduction in the 5.5% Solution Minimum Guaranteed Death Benefit in Special Funds and the contract value transferred.

Transfers from Non-Special to Special Funds will reduce the 5.5% Solution Minimum Guaranteed Death Benefit in Non-Special Funds on a proportional basis. The resulting increase in the 5.5% Solution Minimum Guaranteed Death Benefit for Special Funds will equal the reduction in the 5.5% Solution Minimum Guaranteed Death Benefit for Non-Special Funds.

The floor for the 5.5 % Solution Enhanced Death Benefit is determined by the same calculations described above for the 5.5% Solution Minimum Guaranteed Death Benefit except as follows: If you transfer contract value to a Special Fund, the minimum floor will not be reduced by the transfer. Instead, a portion of the floor (equal to the percentage of contract value transferred) just prior to the transfer will be frozen (with 0% subsequent growth) unless the contract value is transferred back to the Non-Special Funds. Upon such transfer back to Non-Special Funds, we will resume accumulating that portion of the floor at the 5.5% annual effective rate as described above, subject to the age limit described above. Similarly, for contract value allocated directly to Special Funds, that portion of the floor will be the contract value allocated, and will not accumulate while invested in Special Funds. Withdrawals will reduce the floor as described for the minimum guaranteed death benefit above. Your death benefit will be the greater of the floor and the death benefit determined as described above.

The **Annual Ratchet Enhanced Death Benefit** equals the **greater of**:
- The Standard Death Benefit; and
- The Annual Ratchet Minimum Guaranteed Death Benefit.

The Annual Ratchet Minimum Guaranteed Death Benefit equals:
- The initial premium payment;
- Increased dollar for dollar by any premium added after issue; and
- Adjusted on each anniversary that occurs on or prior to attainment of age 90 to the greater of the Annual Ratchet Minimum Guaranteed Death Benefit from the prior anniversary (adjusted for new premiums and partial withdrawals) and the current contract value.

Withdrawals reduce the Annual Ratchet Minimum Guaranteed Death Benefit on a proportional basis, based on the amount withdrawn. The amount of the proportional adjustment for withdrawals will equal (a) times (b) divided by (c): where (a) is the Annual Ratchet Minimum Guaranteed Death Benefit prior to the withdrawal; (b) is the contract value of the withdrawal; and (c) is the contract value before withdrawal.

The **Max 5.5 Enhanced Death Benefit** equals the greater of the 5.5% Solution Enhanced Death Benefit and the Annual Ratchet Enhanced Death Benefit. Under this death benefit option, the 5.5% Solution Enhanced Death Benefit and the Annual Ratchet Enhanced Death Benefit are calculated in the same manner as if each were the elected benefit.

In all cases described above, the amount of the death benefit could be reduced by premium taxes owed and withdrawals not previously deducted. The enhanced death benefits may not be available in all states.

Death Benefit for Excluded Funds

We will be designating certain investment portfolios as "Excluded Funds." Excluded Funds will include certain investment portfolios that, due to their volatility, will be excluded from the death benefit guarantees that might otherwise be provided. We may add new investment portfolios as Excluded Funds. We may also reclassify an existing portfolio as an Excluded Fund or remove such classification upon 30 days' notice to you. Such reclassification will apply only to amounts transferred or otherwise added to such portfolio after the effective date of the reclassification. Investment in Excluded Funds will impact your death benefit.

For the period of time, and to the extent, that you allocate premium or contract value to Excluded Funds, your death benefit attributable to that allocation will equal the contract value of that allocation. Any guarantee of death benefit in excess of contract value otherwise provided with regard to allocations to Non-Excluded Funds, does not apply to allocations to Excluded Funds. The death benefit provided under the Contract may be reduced to the extent that you allocate premium or contract value to Excluded Funds.

Transfers from Excluded Funds to Non-Excluded funds will reduce all death benefit components for Excluded Funds on a proportional basis. Except with respect to any maximum guaranteed death benefit, the resulting increase in the Non-Excluded Funds death benefit component will equal the lesser of the reduction in the death benefit for Excluded Funds and the contract value transferred. With respect to the maximum guaranteed death benefit, where applicable, the resulting increase in the Non-Excluded Funds maximum guaranteed death benefit will equal the reduction in the maximum guaranteed death benefit for Excluded Funds.

Transfers from Non-Excluded Funds to Excluded Funds will reduce the Non-Excluded Funds death benefit components on a proportional basis. The resulting increase in the death benefit components of Excluded Funds will equal the reduction in the Non-Excluded Funds death benefit components.

- The charges, fees and expenses are as described in the prospectus for the applicable variable annuity contract with the exception of the mortality and expense risk charges for the Max 5.5 Enhanced Death Benefit. The mortality and expense risk charges for the Max 5.5 Enhanced Death Benefit elected is 1.90%.

APPENDIX N

Accepted Funds and Fixed Allocation Funds for Living Benefit Riders

Accepted Funds. Currently, the Accepted Funds are:

BlackRock Global Allocation V.I. Fund	Voya Retirement Moderate Portfolio
Voya Global Perspectives Portfolio	Voya Retirement Moderate Growth Portfolio
Voya Government Liquid Assets Portfolio	VY® Invesco Equity and Income Portfolio
Voya Retirement Conservative Portfolio	VY® T. Rowe Price Capital Appreciation Portfolio
Voya Retirement Growth Portfolio	Fixed Interest Allocation

For MGIB, Voya LifePay and Voya Joint LifePay riders purchased before January 12, 2009; the following is an additional **Accepted Fund**:

Voya Global Equity Portfolio
Voya Solution Moderately Aggressive Portfolio

Fixed Allocation Funds. Currently, the Fixed Allocation Funds are:

Voya Intermediate Bond Portfolio
Voya U.S. Bond Index Portfolio

STATEMENT OF ADDITIONAL INFORMATION

Introduction

Description of Voya Insurance and Annuity Company

Separate Account B of Voya Insurance and Annuity Company

Safekeeping of Assets

Experts

Distribution of Contracts

Published Ratings

Accumulation Unit Value

Performance Information

Other Information

Condensed Financial Information (Accumulation Unit Value)

Financial Statements of V Insurance Company

Financial Statements of Separate Account B of Voya Insurance and Annuity Company

Please tear off, complete and return the form below to order a free Statement of Additional Information for the Contracts offered under the prospectus. Send the form to Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271.

- -

PLEASE SEND ME A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT B, VOYA GOLDENSELECT GENERATIONS®, 333-28679.

Please Print or Type:

_____
Name

_____
Street Address

_____
City, State, Zip

05/01/2018

- -

VOYA GOLDENSELECT OPPORTUNITIES®

A DEFERRED COMBINATION VARIABLE AND FIXED ANNUITY CONTRACT
issued by
Voya Insurance and Annuity Company
and its
Separate Account B

Supplement dated May 1, 2018

This supplement updates and amends certain information contained in your prospectus dated May 1, 2018. Please read it carefully and keep it with your prospectus for future reference.

NOTICE OF AND IMPORTANT INFORMATION ABOUT AN UPCOMING FUND REORGANIZATION

> *The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the Voya Multi-Manager Large Cap Core Portfolio.*

On March 15, 2018, the Board of Trustees of Voya Investors Trust approved a proposal to reorganize the Voya Multi-Manager Large Cap Core Portfolio (the "Reorganization Date"). Subject to shareholder approval, effective after the close of business on or about August 24, 2018 (the "Reorganization Date"), Class S shares of the Voya Multi-Manager Large Cap Core Portfolio (the "Merging Fund") will reorganize with and into Class S shares of the Voya Index Plus LargeCap Portfolio (the "Surviving Fund").

If shareholders of the Merging Fund approve the Reorganization, from the close of business on August 10, 2018, through the close of business on August 24, 2018, the Merging Fund will be in a "transition period" during which time a transition manager will sell all or most of its assets and the transition manager may hold a large portion of the Merging Fund's assets in temporary investments. During this time, the Merging Fund may not be pursuing its investment objective and strategies and limitations on permissible investments and investment restrictions will not apply. The sales and purchases of securities during the transition period are expected to result in buy and sell transactions and such transactions may be made at a disadvantageous time.

Voluntary Transfers Before the Reorganization Date. Prior to the Reorganization Date and for 30 days thereafter, you may transfer amounts allocated to the subaccount that invests in the Merging Fund to any other available subaccount or to any available fixed account. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. **See the "TRANSFERS AMONG YOUR INVESTMENTS (EXCESSIVE TRADING POLICY)" section beginning on page 48 of your Contract prospectus for information about making subaccount transfers, including applicable restrictions and limits on transfers.**

On the Reorganization Date. The Surviving Fund is closed to new investors and to new investments by existing investors. On the Reorganization Date, your investment in the subaccount that invests in the Merging Fund will automatically become an investment in the subaccount that invests in the Surviving Fund with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation, and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation.

Automatic Fund Reallocation After the Reorganization Date. After the Reorganization Date, the Merging Fund will no longer be available through your Contract. Unless you provide us with alternative allocation instructions, after the Reorganization Date all allocations directed to the subaccount that invests in the Merging Fund will be automatically allocated to the subaccount that invests in the Surviving Fund. **See the "TRANSFERS AMONG YOUR INVESTMENTS (EXCESSIVE TRADING POLICY)" section beginning on page 48 of your Contract prospectus for information about making fund allocation changes.**

Allocation Instructions. You may give us alternative allocation instructions at any time by contacting Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271, (800) 366-0066.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your Contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting:


Customer Service
P.O. Box 9271
Des Moines, IA 50306-9271
(800) 366-0066


If you received a summary prospectus for any of the funds available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Voya Insurance and Annuity Company
Separate Account B of Voya Insurance and Annuity Company

Deferred Combination Variable and Fixed Annuity Prospectus

VOYA GOLDENSELECT OPPORTUNITIES®

May 1, 2018

This prospectus describes Voya GoldenSelect Opportunities®, a group and individual deferred combination variable annuity contract (the "Contract" or the "Contracts") issued by Voya Insurance and Annuity Company ("VIAC," the "Company," "we," "us" or "our") through Separate Account B (the "Separate Account"). The Contract was available in connection with certain retirement plans that qualified for special federal income tax treatment ("qualified Contracts") under the Internal Revenue Code of 1986, as amended (the "Tax Code"), as well as those that did not qualify for such treatment ("nonqualified Contracts"). We currently do not offer this Contract for sale to new purchasers.

The Contract provides a means for you to invest your premium payments in one or more mutual fund investment portfolios. You may also allocate premium payments to our Fixed Account with guaranteed interest periods. Your contract value will vary daily to reflect the investment performance of the investment portfolio(s) you select and any interest credited to your allocations in the Fixed Account. For Contracts sold in some states, not all Fixed Interest Allocations or subaccounts are available. The investment portfolios available under your Contract are listed on the next page.

You have a right to return a Contract within ten days after you receive it for a refund of the adjusted contract value (which may be more or less than the premium payments you paid), or if required by your state, the original amount of your premium payment. Longer free look periods apply in some states and in certain situations.

Replacing an existing annuity with the Contract may not be beneficial to you. Your existing annuity may be subject to fees or penalties on surrender, and the Contract may have new charges.

This prospectus provides information that you should know before investing and should be kept for future reference. A Statement of Additional Information ("SAI"), dated May 1, 2018, has been filed with the Securities and Exchange Commission ("SEC"). It is available without charge upon request. To obtain a copy of this document, write to Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call (800) 366-0066, or access the SEC's website (www.sec.gov). The table of contents of the SAI is on the last page of this prospectus and the SAI is made part of this prospectus by reference.

The SEC has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Allocations to a subaccount investing in a fund, or an investment portfolio, are not bank deposits and are not insured or guaranteed by any bank or by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency. The Contract described in this prospectus is subject to investment risk, including the possible loss of the principal amount invested.

We pay compensation to broker/dealers whose registered representatives sell the Contract. See "OTHER CONTRACT PROVISIONS – *Selling the Contract***," for further information about the amount of compensation we pay.**

The investment portfolios are listed on the next page.

Opportunities

The investment portfolios that comprise the subaccounts currently open and available to new premiums and transfers under your Contract are:

BlackRock Global Allocation V.I. Fund (Class III)	Voya Russell™ Small Cap Index Portfolio (Class S)
Voya Global Equity Portfolio (Class S)*	Voya Small Company Portfolio (Class S)
Voya Global Perspectives® Portfolio (Class ADV)**	Voya Solution Moderately Aggressive Portfolio (Class S)**
Voya Government Liquid Assets Portfolio (Class S2)	Voya U.S. Bond Index Portfolio (Class S)
Voya Growth and Income Portfolio (Class ADV)	VY® Baron Growth Portfolio (Class S)
Voya Intermediate Bond Portfolio (Class S)	VY® BlackRock Inflation Protected Bond Portfolio (Class S)
Voya International Index Portfolio (Class ADV)	VY® Columbia Contrarian Core Portfolio (Class S)
Voya Large Cap Growth Portfolio (Class ADV)	VY® Columbia Small Cap Value II Portfolio (Class S)
Voya Large Cap Value Portfolio (Class S)	VY® Franklin Income Portfolio (Class S2)
Voya MidCap Opportunities Portfolio (Class S)	VY® Invesco Comstock Portfolio (Class S)
Voya Retirement Conservative Portfolio (Class ADV)*, **	VY® Invesco Equity and Income Portfolio (Class S2)
Voya Retirement Growth Portfolio (Class ADV)*, **	VY® Invesco Growth and Income Portfolio (Class S2)
Voya Retirement Moderate Growth Portfolio (Class ADV)*, **	VY® Morgan Stanley Global Franchise Portfolio (Class S2)
Voya Retirement Moderate Portfolio (Class ADV)*, **	VY® Oppenheimer Global Portfolio (Class S)
Voya Russell™ Large Cap Growth Index Portfolio (Class S)	VY® T. Rowe Price Capital Appreciation Portfolio (Class S2)
Voya Russell™ Large Cap Index Portfolio (Class S)	VY® T. Rowe Price Equity Income Portfolio (Class S2)
Voya Russell™ Large Cap Value Index Portfolio (Class S)	VY® T. Rowe Price Growth Equity Portfolio (Class S)
Voya Russell™ Mid Cap Growth Index Portfolio (Class S)	VY® Templeton Foreign Equity Portfolio (Class S)
Voya Russell™ Mid Cap Index Portfolio (Class S)	VY® Templeton Global Growth Portfolio (Class S2)

More information can be found in the appendices. See APPENDIX A for all subaccounts and valuation information. APPENDIX B highlights each investment portfolio's investment objective and adviser (and any subadviser), as well as indicates recent portfolio changes. If you received a summary prospectus for any of the underlying investment portfolios available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the investment portfolio's summary prospectus.

---

*   This fund employs a managed volatility strategy. **See the "*Funds With Managed Volatility Strategies"* section for more information about managed volatility funds.**

**   This investment portfolio is structured as a "fund of funds." Funds offered in a "fund of funds" structure may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. **See "THE FUNDS" section for more information.**

TABLE OF CONTENTS

Page

INDEX OF SPECIAL TERMS..4
FEES AND EXPENSES 5
CONDENSED FINANCIAL INFORMATION 8
SEPARATE ACCOUNT B..9
VOYA INSURANCE AND ANNUITY COMPANY 9
THE FUNDS...10
CHARGES AND FEES 12
THE ANNUITY CONTRACT 17
LIVING BENEFIT RIDERS 25
WITHDRAWALS...46
TRANSFERS AMONG YOUR INVESTMENTS (EXCESSIVE TRADING POLICY)................48
DEATH BENEFIT CHOICES...53
THE ANNUITY OPTIONS 58
OTHER CONTRACT PROVISIONS..60
OTHER INFORMATION..63
FEDERAL TAX CONSIDERATIONS...64
APPENDIX A – Condensed Financial Information…………………………………………….…A-1
APPENDIX B – The Investment Portfolios B-1
APPENDIX C – Fixed Account II………………………………………………………………….C-1
APPENDIX D – Fixed Interest Division …………………………………………………………..D-1
APPENDIX E – Surrender Charge for Excess Withdrawals Example…………………………......E-1
APPENDIX F – Special Funds and Excluded Funds Examples ……………………………………F-1
APPENDIX G – Examples of Minimum Guaranteed Income Benefit Calculations……………..…G-1
APPENDIX H – Voya LifePay Plus and Voya Joint LifePay Plus Partial Withdrawal Amount Examples…………………H-1
APPENDIX I – Examples of Fixed Allocation Funds Automatic Rebalancing………………………………………..I-1
APPENDIX J – Voya LifePay Plus and Voya Joint LifePay Plus……………………………………………….J-1
APPENDIX K – Voya LifePay and Voya Joint Life Pay …………………………………………………………K-1
APPENDIX L – Minimum Guaranteed Withdrawal Benefit…………………………………………….......L-1
APPENDIX M – Accepted Funds and Fixed Allocation Funds for Living Benefit Riders ……………………………M-1
STATEMENT OF ADDITIONAL INFORMATION……………………………………………………………..Back Cover

INDEX OF SPECIAL TERMS

The following special terms are used throughout this prospectus. Refer to the page(s) listed for an explanation of each term:

Special Term	Page
Accumulation Unit	8
Annuitant	18
Annual Ratchet	40
Annuity Start Date	18
Cash Surrender Value	23
Claim Date	36
Contract Date	18
Contract Owner	18
Contract Value	23
Contract Year	18
Covered Fund	11
Earnings Multiplier Benefit	56
Excluded Fund	11
Fixed Account	24
Fixed Interest Allocation	24
Fixed Interest Division	24
Free Withdrawal Amount	13
Market Value Adjustment	C-2
Max 7 Enhanced Death Benefit	55
Net Investment Factor	8
Net Rate of Return	8
Quarterly Ratchet Enhanced Death Benefit	54
Restricted Fund	11
Rider Date	25
7% Solution Death Benefit Element	55
Special Fund	11
Standard Death Benefit	54
Voya LifePay Plus Base	40

The following terms as used in this prospectus have the same or substituted meanings as the corresponding terms currently used in the Contract:

Term Used in This Prospectus	Corresponding Term Used in the Contract
Accumulation Unit Value	Index of Investment Experience
Annuity Start Date	Annuity Commencement Date
Contract Owner	Owner or Certificate Owner
Contract Value	Accumulation Value
Transfer Charge	Excess Allocation Charge
Fixed Interest Allocation	Fixed Allocation
Free Look Period	Right to Examine Period
Guaranteed Interest Period	Guarantee Period
Subaccount(s)	Division(s)
Net Investment Factor	Experience Factor
Regular Withdrawals	Conventional Partial Withdrawals
Withdrawals	Partial Withdrawals

FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the Contract. **For more information about the fees and expenses, please see the "CHARGES AND FEES" section later in this prospectus.**

The first table describes the charges that you will pay at the time that you buy the Contract, surrender the Contract or transfer contract value between investment options. State premium taxes may also be deducted.

Contract Owner Transaction Expenses[1]

Surrender Charge:

Complete Years Elapsed Since Premium Payment	0	1	2	3	4	5	6	7	8+
Surrender Charge (as a percentage of Premium Payment withdrawn)	8%	7%	6%	5%	4%	3%	2%	1%	0%

Transfer Charge... $25 per transfer, currently zero

Premium Tax[2]... 0% to 3.5%

Overnight Charge[3]... $20

The next table describes the charges that you could pay periodically during the time that you own the Contract, not including fund fees and expenses.

Periodic Fees and Charges

Annual Contract Administrative Charge[4] $30
(We waive this charge if the total of your premium payments is $100,000 or more, or if your contract value at the end of a contract year is $100,000 or more.)

Separate Account Annual Charges:
Contract without any of the optional riders that may be available

	Standard Death Benefit	Quarterly Ratchet Enhanced Death Benefit	Max 7 Enhanced Death Benefit
Mortality & Expense Risk Charge	1.25%	1.50%	1.80%
Asset-Based Administrative Charge	0.15%	0.15%	0.15%
Total[5]	1.40%	1.65%	1.95%

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[1] If you invested in a Fixed Interest Allocation, a Market Value Adjustment may apply to certain transactions. This may increase or decrease your contract value and/or your transfer or surrender amount.

[2] Any premium tax is deducted from the contract value.

[3] You may choose to have this charge deducted from the net amount of a withdrawal you would like sent to you by overnight delivery service.

[4] We deduct this charge on each contract anniversary and on surrender.

[5] These charges are as a percentage of average contract value in each subaccount. These annual charges are deducted daily.

The following tables show the charges for the optional riders currently available with the Contract. These charges would be in addition to the Separate Account Annual Charges noted above. In addition to the Earnings Multiplier Benefit rider, you may add only one of the three living benefit riders, namely: the Minimum Guaranteed Income Benefit; Voya LifePay Plus Minimum Guaranteed Withdrawal Benefit; and Voya Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit. **For more information about which one may be right for you, please see "LIVING BENEFIT RIDERS." For more information about the charges for the optional riders, please see "CHARGES AND FEES – *Optional Rider Charges*."**

Optional Rider Charges[6]

Earnings Multiplier Benefit rider:

As an Annual Charge (Charge Deducted Quarterly)	Maximum Annual Charge
0.30% of contract value	0.30% of contract value

Minimum Guaranteed Income Benefit rider:[7]

As an Annual Charge (Charge Deducted Quarterly)	Maximum Annual Charge
0.75% of the MGIB Charge Base	1.50% of the MGIB Charge Base

Voya LifePay Plus Minimum Guaranteed Withdrawal Benefit rider:[8]

As an Annual Charge Currently (Charge Deducted Quarterly)	Maximum Annual Charge
1.00% of the Voya LifePay Plus Base	1.50% of the Voya LifePay Plus Base

Voya Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit rider:[9]

As an Annual Charge Currently (Charge Deducted Quarterly)	Maximum Annual Charge
1.20% of the Voya LifePay Plus Base	1.70% of the Voya LifePay Plus Base

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[6] Optional rider charges are expressed as a percentage, rounded to the nearest hundredth of one percent. The basis for an optional rider charge is sometimes a charge base, benefit base or contract value, as applicable. Optional rider charges are deducted from the contract value in your subaccount allocations (and/or your Fixed Interest Allocations if there is insufficient contract value in the subaccounts).

[7] **For more information about how the MGIB Charge Base is determined, please see "LIVING BENEFIT RIDERS – *Minimum Guaranteed Income Benefit Rider (the "MGIB rider") –* Rider Charge."**

[8] Effective May 1, 2009, the Voya LifePay Plus rider is no longer available for purchase with the Contract. The Voya LifePay Plus Base is calculated based on premium, excluding any premium credits, if this rider is elected at contract issue. The Voya LifePay Plus Base is calculated based on contract value, excluding any premium credits applied during the preceding 36 months, if this rider is added after contract issue. The current annual charge is 0.75% if this rider was purchased before January 12, 2009. The charge for this rider can increase upon the Annual Ratchet once the Lifetime Withdrawal Phase begins, subject to the maximum charge. We promise not to increase the charge for your first five contract years. Before January 12, 2009, we reserved the right to increase the charge for the Voya LifePay Plus rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins. **For more information about the Voya LifePay Plus Base and the Annual Ratchet, please see "CHARGES AND FEES – *Optional Rider Charges* – Voya LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya LifePay Plus") Rider Charge" and "LIVING BENEFIT RIDERS – *Voya LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya LifePay Plus") Rider –* Annual Ratchet."**

[9] Effective May 1, 2009, the Voya Joint LifePay Plus rider is no longer available for purchase with the Contract. The Voya LifePay Plus Base is calculated based on premium, excluding any premium credits, if this rider is elected at contract issue. The Voya LifePay Plus Base is calculated based on contract value, excluding any premium credits applied during the preceding 36 months, if this rider is added after contract issue. The current annual charge is 0.95% if this rider was purchased before January 12, 2009. The charge for this rider can increase upon the Annual Ratchet once the Lifetime Withdrawal Phase begins, subject to the maximum charge. We promise not to increase the charge for your first five contract years. Before January 12, 2009, we reserve the right to increase the charge for the Voya Joint LifePay Plus rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins. **For more information about the Voya LifePay Plus Base and Annual Ratchet, please see "CHARGES AND FEES – *Optional Rider Charges* – Voya Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya Joint LifePay Plus") Rider Charge" and "LIVING BENEFIT RIDERS – *Voya Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya Joint LifePay Plus") Rider –* Annual Ratchet."**

The next item shows the minimum and maximum total annual fund operating expenses that you may pay periodically during the time that you own the Contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. Expenses of the funds may be higher or lower in the future. More detail concerning each fund's fees and expenses is contained in the prospectus for the fund.

Total Annual Fund Operating Expenses	Minimum	Maximum
(expenses that are deducted from fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses):[10]	0.63%	1.46%

Examples

These examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts.

The following examples assume that you invest $10,000 in the Contract for the time periods indicated. The costs reflected are the **maximum** charges for the Contract with the Quarterly Ratchet Enhanced Death Benefit and the most expensive combination of riders possible: Earnings Multiplier Benefit and Voya Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit. The examples also assume that your investment has a 5% return each year and assume the **maximum** fund fees and expenses. Excluded are premium taxes and any transfer charges.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Example 1: If you surrender or annuitize your Contract at the end of the applicable time period:			
1 year	**3 years**	**5 years**	**10 years**
$1,117	$1,980	$2,678	$5,559
Example 2: If you do *not* surrender your Contract:			
1 year	**3 years**	**5 years**	**10 years**
$517	$1,580	$2,678	$5,559

Compensation is paid for the sale of the Contracts. **For information about this compensation, see "OTHER CONTRACT PROVISIONS –** *Selling the Contract***."**

Fees Deducted by the Funds

Fund Fee Information. The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. Fund fees are one factor that impacts the value of a fund share. Please refer to the fund prospectuses for more information and to learn more about additional factors.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. **Please see "CHARGES AND FEES –** *Fund Expenses***" for more information.**

_____

[10] No fund currently charges a redemption fee. **For more information about redemption fees, please see "CHARGES AND FEES –** *Charges Deducted from the Contract Value* **– Redemption Fees."**

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the affiliated investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. **Please see "CHARGES AND FEES – *Fund Expenses*" for more information.**

How Fees are Deducted. Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

CONDENSED FINANCIAL INFORMATION

Accumulation Unit

We use accumulation units to calculate the value of a Contract. Each subaccount of Separate Account B has its own accumulation unit value. The accumulation units are valued each business day that the New York Stock Exchange ("NYSE") is open for trading. Their values may increase or decrease from day to day according to a Net Investment Factor, which is primarily based on the investment performance of the applicable investment portfolio. Shares in the investment portfolios are valued at their net asset value.

Tables showing the accumulation unit value history of each subaccount of Separate Account B available for investment under the Contract and the total investment value history of each such subaccount for a Contract with the lowest and highest combination of asset-based charges are presented in **APPENDIX A**. The numbers show the year-end unit values of each subaccount from the time premium payments were first received in the subaccounts under the Contract. Complete information is available in the SAI.

The Net Investment Factor

The Net Investment Factor is an index number that reflects certain charges under the Contract and the investment performance of the subaccount. The Net Investment Factor is calculated for each subaccount as follows:
1) We take the net asset value of the subaccount at the end of each business day;
2) We add to 1) the amount of any dividend or capital gains distribution declared for the subaccount and reinvested in such subaccount. We subtract from that amount a charge for our taxes, if any;
3) We divide 2) by the net asset value of the subaccount at the end of the preceding business day; and
4) We then subtract the applicable daily charges from the subaccount; the mortality and expense risk charge; the asset-based administrative charge; and any optional rider charges.

Calculations for the subaccounts are made on a per share basis.

The Net Rate of Return equals the Net Investment Factor minus one.

Financial Statements

The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Separate Account B and the financial statements and the related notes to financial statements for Voya Insurance and Annuity Company are included in the SAI.

SEPARATE ACCOUNT B

Separate Account B was established as a separate account of the Company on July 14, 1988. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). Separate Account B is a separate investment account used for our variable annuity contracts. We own all the assets in Separate Account B but such assets are kept separate from our other accounts.

Separate Account B is divided into subaccounts. Each subaccount invests exclusively in shares of one investment portfolio of a fund. Each investment portfolio has its own distinct investment objectives and policies. Income, gains and losses, whether or not realized, of an investment portfolio are credited to or charged against the corresponding subaccount of Separate Account B without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity contracts supported by Separate Account B. If the assets in Separate Account B exceed the required reserves and other liabilities, we may transfer the excess to our general account. When we deduct the fees we charge for the Contract, these would constitute excess assets that we would transfer to the general account. We are obligated to pay all benefits and make all payments provided under the Contracts, and will keep the Separate Account fully funded to cover such liabilities.

The other variable annuity contracts that invest in Separate Account B are not discussed in this prospectus. Separate Account B may also invest in other investment portfolios which are not available under your Contract. Under certain circumstances, we may make certain changes to the subaccounts. For more information, **see "THE ANNUITY CONTRACT – *Addition, Deletion, or Substitution of Subaccounts and Other Changes.*"**

VOYA INSURANCE AND ANNUITY COMPANY

We are an Iowa stock life insurance company, which was originally organized in 1973 under the insurance laws of Minnesota. Prior to September 1, 2014, we were known as ING USA Annuity and Life Insurance Company. Prior to January 1, 2004, we were known as Golden American Life Insurance Company. We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013, the common stock of Voya began trading on the NYSE under the symbol "VOYA."

We are authorized to sell insurance and annuities in all states, except New York, and the District of Columbia. Although we are a subsidiary of Voya, Voya is not responsible for the obligations under the Contract. The obligations under the Contract are solely our responsibility.

We are engaged in the business of issuing insurance and annuities. Our principal office is located at 699 Walnut Street, Suite 1350, Des Moines, Iowa 50309-3942.

On December 20, 2017, Voya, entered into a Master Transaction Agreement (the "Agreement") with VA Capital Company LLC, a newly formed Delaware limited liability company ("VA Capital"), and Athene Holding Ltd., a Bermuda limited company, pursuant to which VA Capital's wholly-owned subsidiary Venerable Holdings Inc. will acquire all of the shares of the capital stock of the Company and all of the membership interests of Directed Services LLC, our affiliate and the principal underwriter and distributor of the Contract as well as for our other variable contracts. The transaction will result in Voya's disposition of substantially all of its variable annuity and fixed and fixed indexed annuity businesses and related assets. The transaction is expected to close in the second or third quarters of 2018. The consummation of the closing under the Agreement is subject to conditions specified in the Agreement, including the receipt of required regulatory approvals. **The transaction will NOT change the terms, features and benefits of your Contract.**

Product Regulation. Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. Specifically, U.S. federal income tax law imposes requirements relating to nonqualified annuity product design, administration, and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. **See "FEDERAL TAX CONSIDERATIONS" for further discussion of some of these requirements.** Failure to administer certain nonqualified Contract features (for example, contractual annuity start dates in nonqualified annuities) could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties, unanticipated remediation, or other claims and costs.

THE FUNDS

You will find more detailed information about the funds, or investment portfolios, currently available under your Contract in "APPENDIX B – *The Investment Portfolios***." Please refer to the fund prospectuses for additional information and read them carefully before investing. Fund prospectuses may be obtained, free of charge, by calling Customer Service at (800) 366-0066, by accessing the SEC's website or by contacting the SEC Public Reference Branch.**

Selection of Underlying Funds

The underlying funds available through the Contract described in this prospectus are determined by the Company. When determining which underlying funds to make available, we may consider various factors, including, but not limited to, asset class coverage, the alignment of the investment objectives of an underlying fund with our hedging strategy, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying fund or its service providers (e.g., the investment adviser or subadvisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing and support services, or whether affiliates of the fund can provide marketing and distribution support for sales of the Contracts. **(For additional information on these arrangements, see "Revenue from the Funds.")** We review the funds periodically and may, subject to certain limits or restrictions, remove a fund or limit its availability to new investment if we determine that a fund no longer satisfies one or more of the selection criteria and/or if the fund has not attracted significant allocations under the Contracts. We have included certain of the funds at least in part because they are managed or subadvised by our affiliates.

We do not recommend or endorse any particular fund and we do not provide investment advice.

Fund of Funds

Certain funds are designated as "fund of funds." Funds offered in a fund of funds structure may have higher fees and expenses than a fund that invests directly in debt and equity securities. Consult with your investment professional to determine if the investment portfolios may be suited to your financial needs, investment time horizon and risk comfort level. You should periodically review these factors to determine if you need to change your investment strategy.

Funds With Managed Volatility Strategies

As described in more detail in the fund prospectuses, certain funds employ a managed volatility strategy that is intended to reduce the fund's overall volatility and downside risk, and to help us manage the risks associated with providing certain guarantees under the Contract. During rising markets, the hedging strategies employed to manage volatility could result in your contract value rising less than would have been the case if you had been invested in a fund with substantially similar investment objectives, policies and strategies that does not utilize a volatility management strategy. In addition, the cost of these hedging strategies may have a negative impact on investment performance. On the other hand, investing in funds with a managed volatility strategy may be helpful in a declining market with higher market volatility because the hedging strategy will reduce your equity exposure in such circumstances. In such cases, your contract value may decline less than would have been the case if you had not invested in funds with a managed volatility strategy. There is no guarantee that a managed volatility strategy can achieve or maintain the fund's optimal risk targets, and the fund may not perform as expected. Funds that employ a managed volatility strategy are identified in the list of the available investment portfolios found on page 2.

Possible Conflicts of Interest

If, due to differences in tax treatment or other considerations, the interests of contract owners of various contracts participating in the funds conflict, we, the Boards of Trustees or Directors of the funds, and any other insurance companies participating in the funds will monitor events to identify and resolve any material conflicts that may arise.

Restricted Funds

We may, with 30 days' notice to you, designate any investment option as a Restricted Fund and limit the amount you may allocate or transfer to a Restricted Fund. We may also change the limitations on existing Contracts with respect to new premiums added to investment portfolios and with respect to new transfers to investment portfolios. We may establish any limitations, at our discretion, as a percentage of premium or contract value, or as a specified dollar amount, and change the limitation at any time. Currently, we have not designated any investment option as a Restricted Fund. If we designate an investment option as a Restricted Fund or set applicable limitations, such change will apply only to transactions made after the designation.

We limit your investment in the Restricted Funds on an aggregate basis for all Restricted Funds and for each individual Restricted Fund. Currently, we limit an investment in Restricted Funds to the following limitations: (1) no more than $999,999,999; and (2) no more than 30 percent of contract value. We may change these limits, in our discretion, for new contracts, premiums, transfers or withdrawals.

We monitor the aggregate and individual limits on investments in Restricted Funds for each transaction (e.g. premium payments, reallocations, withdrawals, dollar cost averaging). If the contract value in the Restricted Funds has increased beyond the applicable limit due to market growth, we will not require the reallocation or withdrawal of contract value from the Restricted Funds. However, if the contract value in the Restricted Funds exceed the aggregate limit, if you take a withdrawal, it must come from either the Restricted Funds or proportionally from all investment options in which contract value is allocated, so that the percentage of contract value in the Restricted Funds following the withdrawal is less than or equal to the percentage of contract value in the Restricted Funds prior to the withdrawal.

We will allocate proportionally the portion of any premium payment that exceeds the limits with a Restricted Fund to your other investment option choices not designated as Restricted Funds, or to a specially designated subaccount if there are none (currently, the Voya Government Liquid Asset Portfolio), unless you instruct us otherwise.

We will not permit a transfer to the Restricted Funds if it would increase the contract value in the Restricted Fund or in all Restricted Funds to more than the applicable limits set forth above. If the total amount of your requested transfer exceeds the applicable limits, we will inform your financial representative or you that we will not process any part of the transfer and that new instructions will be required. We will not limit transfers from Restricted Funds. If the multiple reallocations lower the percentage of total contract value in Restricted Funds, we will permit the reallocation even if the percentage of contract value in a Restricted Fund is greater than its limit.

Please see "WITHDRAWALS" and "TRANSFERS AMONG YOUR INVESTMENTS (EXCESSIVE TRADING POLICY)" in this prospectus for more information on the effect of Restricted Funds.

Covered Funds, Special Funds and Excluded Funds

For purposes of determining death benefits and benefits under the optional benefit riders (but not the earnings multiplier benefit rider), we assign the investment options to one of three categories of funds. The categories are:
- Covered Funds;
- Special Funds; and
- Excluded Funds.

Allocations to Covered Funds participate fully in all guaranteed benefits. Allocations to Special Funds could affect the death benefit and/or optional benefit rider guarantee that may otherwise be provided. Allocations to Excluded Funds do not participate in any guaranteed benefits, due to their potential for volatility. **No investment options are currently designated as Excluded Funds.**

Designation of investment options under these categories may vary by benefit. For example, we may designate an investment option a Special Fund for purposes of calculating a benefit under an optional benefit rider, but not a death benefit, or for calculating one death benefit and not another. We may, with 30 days' notice to you, designate any investment option as a Special or Excluded Fund with respect to new premiums added to such investment option and also with respect to new transfers to such investment option. **For more information about these categories of funds with a death benefit, please see "DEATH BENEFIT CHOICES – Death Benefit During the Accumulation Phase" and APPENDIX F for examples. These categories of funds also apply to the Minimum Guaranteed Income Benefit rider. Please see "LIVING BENEFIT RIDERS –** *Minimum Guaranteed Income Benefit Rider (the "MGIB rider")***" for more information.**

CHARGES AND FEES

We deduct the contract charges described below to compensate us for our costs and expenses, services provided and risks assumed under the Contracts. We incur certain costs and expenses for distributing and administering the Contracts, including compensation and expenses paid in connection with sales of the Contracts, for paying the benefits payable under the Contracts and for bearing various risks associated with the Contracts. Some of the charges are for optional riders, so they are only deducted if you elect to purchase the rider. The amount of a contract charge will not always correspond to the actual costs associated with the charge. For example, the surrender charge collected may not fully cover all of the distribution expenses incurred by us with the service or benefits provided. We expect to profit from the charges, including the mortality and expense risk charge and rider and benefit charges, and we may use such profits to finance the distribution of the Contract.

Charge Deduction Subaccount

You may elect to have all charges, except daily charges, against your contract value deducted directly from a single subaccount designated by the Company. Currently we use the Voya Government Liquid Assets Portfolio for this purpose. If you do not elect this option, or if the amount of the charges is greater than the amount in the designated subaccount, we will deduct the charges as discussed below. You may cancel this option at any time by sending notice to Customer Service in a form satisfactory to us.

Charges Deducted from the Contract Value

We deduct the following charges from your contract value:

Surrender Charge. We will deduct a contingent deferred sales charge (a "surrender charge") if you surrender your Contract or if you take a withdrawal in excess of the Free Withdrawal Amount during the eight-year period from the date we receive and accept a premium payment. We base the surrender charge on a percentage of each premium payment withdrawn. The surrender charge is based on the amount requested for withdrawal. The surrender charge is deducted from the contract value remaining after you have received the amount requested for withdrawal. This charge is intended to cover sales expenses that we have incurred. We may reduce or waive the surrender charge in certain situations. We will never charge more than the maximum surrender charges. The percentage of premium payments deducted at the time of surrender or excess withdrawal depends on the number of complete years that have elapsed since that premium payment was made. We determine the surrender charge as a percentage of each premium payment as follows:

Complete Years Elapsed Since Premium Payment	0	1	2	3	4	5	6	7	8+
Surrender Charge (as a percentage of Premium Payment withdrawn)	8%	7%	6%	5%	4%	3%	2%	1%	0%

Waiver of Surrender Charge for Extended Medical Care or Terminal Illness. We will waive the surrender charge in most states in the following events: (1) you begin receiving qualified extended medical care on or after the first contract anniversary for at least 45 days during a 60-day period and we receive your request for the surrender or withdrawal, together with all required documentation at Customer Service during the term of your care or within 90 days after the last day of your care; or (2) you are first diagnosed by a qualified medical professional, on or after the first contract anniversary, as having a qualifying terminal illness. We have the right to require an examination by a physician of our choice. If we require such an examination, we will pay for it. You are required to send us satisfactory written proof of illness. See your Contract for more information. The waiver of surrender charge may not be available in all states.

Free Withdrawal Amount. The Free Withdrawal Amount is the total of: (1) your cumulative earnings (which is your contract value less premium payments received and prior withdrawals); and (2) 10% of premium payments not previously withdrawn received within eight years prior to the date of the withdrawal.

Surrender Charge for Excess Withdrawals. We will deduct a surrender charge for excess withdrawals, which may include a withdrawal you make to satisfy required minimum distribution requirements under the Tax Code. We consider a withdrawal to be an excess withdrawal when the amount you withdraw in any contract year exceeds the Free Withdrawal Amount. When you are receiving systematic withdrawals, any combination of regular withdrawals and systematic withdrawals taken will be included in determining the amount of the excess withdrawal. In other words, if any single withdrawal or sum of withdrawals exceeds the Free Withdrawal Amount, then you will incur a surrender charge on the excess portion, no matter that the withdrawal is a regular withdrawal or a systematic withdrawal. Premium taxes may also apply. We will deduct such charges from the contract value in proportion to the contract value in each subaccount or Fixed Interest Allocation from which the excess withdrawal was taken. In instances where the excess withdrawal equals the entire contract value in such subaccounts or Fixed Interest Allocations, we will deduct charges proportionally from all other subaccounts and Fixed Interest Allocations in which you are invested. **Any withdrawal from a Fixed Interest Allocation more than 30 days before its maturity date will trigger a Market Value Adjustment. See APPENDIX C for more information.**

For the purpose of calculating the surrender charge for an excess withdrawal: (1) we treat premiums as being withdrawn on a first-in, first-out basis; and (2) amounts withdrawn which are not considered an excess withdrawal are not considered a withdrawal of any premium payments. We have included an example of how this works in **APPENDIX E**. Although we treat premium payments as being withdrawn before earnings for purpose of calculating the surrender charge for excess withdrawals, the federal tax law treats earnings as withdrawn first.

Premium Taxes. We may charge for state and local premium taxes depending on your state of residence. These taxes can range from 0% to 3.5% of the premium payment. We have the right to change this amount to conform with changes in the law or if you change your state of residence.

We deduct the premium tax from your contract value or in the case of a living benefit rider, the benefit base (e.g., MGIB Charge Base or Voya LifePay Plus Base), if exercised on the annuity start date. However, some jurisdictions impose a premium tax at the time initial and additional premiums are paid, regardless of when the annuity payments begin. In those states we may defer collection of the premium taxes from your contract value and deduct it when you surrender the Contract, when you take an excess withdrawal or on the annuity start date.

Administrative Charge. We deduct an annual administrative charge on each contract anniversary. If you surrender your Contract prior to a contract anniversary, we deduct an administrative charge when we determine the cash surrender value payable to you. The charge is $30 per Contract. We waive this charge if your contract value is $100,000 or more at the end of a contract year or the total of your premium payments is $100,000 or more or under other conditions established by VIAC. We deduct the charge proportionally from all subaccounts in which you are invested. If there is no contract value in those subaccounts, we will deduct the charge from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until the charge has been paid.

Transfer Charge. We currently do not deduct any charges for transfers made during a contract year. We have the right, however, to assess up to $25 for each transfer after the twelfth transfer in a contract year. The charge will not apply to any transfers due to the election of dollar cost averaging or automatic rebalancing.

Redemption Fees. If applicable, we may deduct the amount of any redemption fees imposed by the underlying investment portfolios as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your contract value. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

No underlying investment portfolio currently charges a redemption fee.

Overnight Charge. You may choose to have the $20 charge for overnight delivery deducted from the net amount of withdrawal you would like sent to you by overnight delivery service.

Charges Deducted from the Subaccounts

Mortality and Expense Risk Charge. The amount of the mortality and expense risk charge depends on the death benefit you have elected. The charge is deducted on each business day and is a percentage of average daily assets based on the assets you have in each subaccount. The mortality and expense risk charge compensates the Company for death benefit and annuitization risks and the risk that expense charges will not cover actual expenses. If there are any profits from the mortality and expense risk charge, we may use such profits to finance the distribution of the Contract.

Standard Death Benefit	Quarterly Ratchet Enhanced Death Benefit	Max 7 Enhanced Death Benefit
Annual Charge 1.25%	Annual Charge 1.50%	Annual Charge 1.80%

Asset-Based Administrative Charge. The amount of the asset-based administrative charge, on an annual basis, is equal to 0.15% of the assets you have in each subaccount. We deduct the charge on each business day at the rate of 0.0004% of average daily assets based on the assets you have in each subaccount for each day since the previous business day.

Optional Rider Charges

Some features and benefits of the Contract, if available, are available by rider for an additional charge. Availability is subject to state approval and sometimes broker/dealer approval. Once elected, a rider cannot be canceled independently of the Contract. Below is information about the charge for a rider. Riders are subject to conditions and limitations. **For more information about how the Earnings Multiplier Benefit rider works, including the conditions and limitations, please see "DEATH BENEFIT CHOICES –** *Death Benefit During the Accumulation Phase* **– Earnings Multiplier Benefit Rider." For more information about how each living benefit rider works, including the defined terms used in connection with the riders, as well as the conditions and limitations, please see "LIVING BENEFIT RIDERS."**

Earnings Multiplier Benefit Rider Charge. Subject to state availability, you may purchase the earnings multiplier benefit rider for both nonqualified and qualified Contracts either at issue or on the next contract anniversary following the introduction of the benefit in your state, if later. So long as the rider is in effect, we will deduct a separate quarterly charge for the rider through a proportional reduction of the contract value of the subaccounts in which you are invested. If there is insufficient contract value in the subaccounts, we will deduct the charges from your Fixed Interest Allocations starting with the allocation nearest its maturity date. If that is insufficient, we will deduct the charge from the allocation next nearest its maturity date, and so on. We deduct the rider charge on each quarterly contract anniversary in arrears, meaning we deduct the first charge on the first quarterly anniversary following the rider date. If you surrender or annuitize your Contract, we will deduct a proportional portion of the charge for the current quarter based on the current contract value immediately prior to the surrender or annuitization. The quarterly charge for the earnings multiplier benefit rider is 0.08% (0.30% annually). **For a description of the rider, see "DEATH BENEFIT CHOICES – Earnings Multiplier Benefit Rider."**

Minimum Guaranteed Income Benefit ("MGIB") Rider Charge. The charge for the MGIB rider, a living benefit, is deducted quarterly, and is a percentage of the MGIB Charge Base:

Maximum Annual Charge	Current Annual Charge
1.50%	0.75%

We deduct the quarterly charge in arrears from the subaccounts in which you are invested based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. The charge is deducted even if you decide never to exercise your right to annuitize under this rider. **For more information about how this rider works, including how the MGIB Charge Base is determined, please see "LIVING BENEFIT RIDERS –** *Minimum Guaranteed Income Benefit Rider (the "MGIB rider")***."**

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. **For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see APPENDIX C.** We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

Voya LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya LifePay Plus") Rider Charge. The charge for the Voya LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
1.50%	1.00%

This quarterly charge is a percentage of the Voya LifePay Plus Base. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter following the rider effective date. If the rider is elected at contract issue, the rider effective date is the same as the contract date. If the rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date. The charge will be assessed proportionally when the rider is terminated. Charges will no longer be deducted once your rider enters the Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs when your contract value is reduced to zero and other conditions are met. We reserve the right to increase the charge for the Voya LifePay Plus rider upon the Annual Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of this rider, subject to the maximum annual charge. We promise not to increase the charge for your first five contract years. **For more information about how this rider works, please see "LIVING BENEFIT RIDERS – *Voya LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya LifePay Plus") Rider.*"**

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. **For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see APPENDIX C.**

The above information pertains to the form of the Voya LifePay Plus rider which was available for sale from May 1, 2009, until March 15, 2010, in states where approved. If you purchased a prior version of the Voya LifePay Plus rider. Please see APPENDIX J for more information.

Voya Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya Joint LifePay Plus") Rider Charge. The charge for the Voya Joint LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
1.70%	1.20%

This quarterly charge is a percentage of the Voya LifePay Plus Base. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter following the rider effective date. If the rider is elected at contract issue, the rider effective date is the same as the contract date. If the rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date. The charge will be assessed proportionally when the rider is terminated. Charges will no longer be deducted once your rider enters the Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs when your contract value is reduced to zero and other conditions are met. We reserve the right to increase the charge for the Voya Joint LifePay Plus rider upon the Annual Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of this rider, subject to the maximum annual charge. We promise not to increase the charge for your first five contract years. **For more information about how this rider works, please see "LIVING BENEFIT RIDERS – *Voya Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya Joint LifePay Plus") Rider.*"**

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. **For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see APPENDIX C.**

The above information pertains to the form of the Voya Joint LifePay Plus rider which was available for sale from May 1, 2009, until March 15, 2010, in states where approved. If you purchased a prior version of the Voya Joint LifePay Plus rider, please see APPENDIX J for more information.

Fund Expenses

As shown in the fund prospectuses and described in the **"FEES AND EXPENSES – *Fees Deducted by the Funds*"** section of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds may deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.** You should evaluate the expenses associated with the funds available through the Contract before making a decision to invest.

Less expensive share classes of the funds offered through this Contract may be available for investment outside of this Contract. You should evaluate the expenses associated with the funds available through this Contract before making a decision to invest.

Revenue from the Funds

The Company or its affiliates may receive compensation from each of the funds or the funds' affiliates. This revenue may include:
- A share of the management fee;
- Service fees;
- For certain share classes, 12b-1 fees; and
- Additional payments (sometimes referred to as revenue sharing).

12b-1 fees are used to compensate the Company and its affiliates for distribution related activity. Service fees and additional payments (sometimes collectively referred to as sub-accounting fees) help compensate the Company and its affiliates for administrative, recordkeeping or other services that we provide to the funds or the funds' affiliates, such as:
- Communicating with customers about their fund holdings;
- Maintaining customer financial records;
- Processing changes in customer accounts and trade orders (e.g. purchase and redemption requests);
- Recordkeeping for customers, including subaccounting services;
- Answering customer inquiries about account status and purchase and redemption procedures;
- Providing account balances, account statements, tax documents and confirmations of transactions in a customer's account;
- Transmitting proxy statements, annual and semi-annual reports, fund prospectuses and other fund communications to customers; and
- Receiving, tabulating and transmitting proxies executed by customers.

The management fee, service fees and 12b-1 fees are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. Additional payments, which are not deducted from fund assets and may be paid out of the legitimate profits of fund advisers and/or other fund affiliates, do not increase, directly or indirectly, fund fees and expenses, and we may use these additional payments to finance distribution.

The amount of revenue the Company may receive from each of the funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the Contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our Contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC, Voya Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the Company from affiliated funds may be based either on an annual percentage of average net assets held in the fund by the Company or a share of the fund's management fee.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the Contract rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The BlackRock Global Allocation V.I. Fund is the only unaffiliated fund currently open and available for investment through the Contract. We receive more revenue from affiliated funds than we do from this BlackRock V.I. Fund.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to, co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for sales personnel and opportunity to host due diligence meetings for representatives and wholesalers.

Please note that certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **For more information, please see "OTHER CONTRACT PROVISIONS –** *Selling the Contract***."**

THE ANNUITY CONTRACT

The Contract described in this prospectus is a deferred combination variable and fixed annuity contract. The Contract provides a means for you to invest in one or more of the available investment portfolios of the funds through Separate Account B. It also provides a means for you to invest in a Fixed Interest Allocation through the Fixed Account. **See APPENDIX C for more information on the Fixed Account.** If you have any questions concerning this Contract, contact your registered representative or call Customer Service at (800) 366-0066.

Contract Date and Contract Year

The date the Contract became effective is the contract date. Each 12-month period following the contract date is a contract year.

Contract Owner

You are the contract owner. You have the rights and options described in the Contract. One or more persons may own the Contract. If there are multiple owners named, the age of the oldest owner will determine the applicable death benefit if such death benefit is available for multiple owners. In the event a selected death benefit is not available, the Standard Death Benefit will apply.

The death benefit becomes payable when you die. If the owner is a non-natural owner, the death benefit is payable upon the death of the annuitant. In the case of a sole contract owner who dies before the annuity start date, we will pay the beneficiary the death benefit then due. The sole contract owner's estate will be the beneficiary if no beneficiary has been designated or the beneficiary has predeceased the contract owner. In the case of a joint owner of the Contract dying before the annuity start date, we will designate the surviving contract owner as the beneficiary. This will override any previous beneficiary designation. **See "*Joint Owner*," below.**

Joint Owner

For nonqualified Contracts only, joint owners may be named in a written request before the Contract is in effect. Joint owners may independently exercise transfers and other transactions allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them. All rights of a joint owner end at death of that owner if the other joint owner survives. The entire interest of the deceased joint owner in the Contract will pass to the surviving joint owner and the death benefit will be payable. Joint owners may only select the Standard Death Benefit option. The Earnings Multiplier Benefit rider is not available when there are joint owners.

Any addition or deletion of a joint owner is treated as a change of owner which may affect the amount of the death benefit. **See "Change of Contract Owner or Beneficiary," below**. If you have elected an Enhanced Death Benefit, and you add a joint owner after issue, the Enhanced Death Benefit from the date of change will end. If the older joint owner is attained age 85 or under, the Standard Death Benefit will apply. If the older joint owner is attained age 86 or over on the date of the ownership change, the death benefit will be the cash surrender value. The mortality and expense risk charge going forward will reflect the change in death benefit. If you elected the Earnings Multiplier Benefit rider, it will terminate if you add a joint owner after issue. Note that returning a Contract to single owner status will not restore any Enhanced Death Benefit or the earnings multiplier benefit. Unless otherwise specified, the term "age" when used for joint owners shall mean the age of the oldest owner.

Annuity Start Date

The annuity start date is the date you start receiving annuity payments under your Contract. The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. The accumulation phase is the period between the contract date and the annuity start date. The income phase begins when you start receiving regular annuity payments from your Contract on the annuity start date.

Annuitant

The annuitant is the person designated by you to be the measuring life in determining annuity payments. On and after May 1, 2009, a joint annuitant may also be designated. You are the annuitant unless you name another annuitant in the application. The annuitant's age determines when the income phase must begin and the amount of the annuity payments to be paid. In the case of a non-natural owner and joint annuitants, the oldest annuitant's age is used. The contract owner will receive the annuity benefits of the Contract if the annuitant is living on the annuity start date. You may not change the annuitant after the Contract is in effect except as described below.

If the contract owner is an individual, and the annuitant dies before the annuity start date and you have named a contingent annuitant, the contingent annuitant becomes the annuitant. If the annuitant dies before the annuity start date and there is no contingent annuitant, the contract owner will become the annuitant. In the event of joint owners, the youngest will be the contingent annuitant. The contract owner may designate a new annuitant within 60 days of the death of the annuitant. If the annuitant was the sole contract owner and there is no beneficiary designation, the annuitant's estate will be the beneficiary.

If the contract owner is not an individual, and the annuitant dies before the annuity start date, we will pay the designated beneficiary the death benefit then due. If a beneficiary has not been designated, or if there is no designated beneficiary living, the contract owner will be the beneficiary.

Regardless of whether a death benefit is payable, if the annuitant dies and any contract owner is not an individual, distribution rules under federal tax law will apply. You should consult your tax and/or legal adviser for more information if the contract owner is not an individual.

Beneficiary

The beneficiary is named by you in a written request. The beneficiary is the person who receives any death benefit proceeds. The beneficiary may become the successor contract owner if the contract owner, who is a spouse, dies before the income phase start date. We pay death benefits to the primary beneficiary (unless there are joint owners, in which case death proceeds are payable to the surviving owner(s)).

If the beneficiary dies before the annuitant or the contract owner, we pay the death benefit proceeds to the contingent beneficiary, if any. If there is no surviving beneficiary, we pay the death benefit proceeds to the contract owner's estate.

One or more persons may be a beneficiary or contingent beneficiary. In the case of more than one beneficiary, we will assume any death benefit proceeds are to be paid in equal shares to the surviving beneficiaries, unless you indicate otherwise in writing.

Please note that only the Standard Death Benefit is available on a Contract with joint annuitants.

Change of Contract Owner or Beneficiary

During the annuitant's lifetime, you may transfer ownership of a nonqualified Contract. A change in ownership may affect the amount of the death benefit, the guaranteed minimum death benefit and/or the death benefit option applied to the Contract, the amount of the earnings multiplier benefit, if applicable, and the continuation of any other optional rider that you have elected. The new owner's age, as of the date of the change, will be used as the basis for determining the applicable benefits and charges (the annuitant's age for non-natural owners). The new owner's death will determine when a death benefit is payable (the annuitant's death for non-natural owners).

If you have elected the Standard Death Benefit option, the minimum guaranteed death benefit will continue if the new owner is age 85 or under on the date of the ownership change. For the Enhanced Death Benefit options, if the new owner is age 79 or under on the date that ownership changes, the minimum guaranteed death benefit will continue. If the new owner is age 80 to 85, the Enhanced Death Benefit will end, and the death benefit will become the Standard Death Benefit. For all death benefit options: (1) if the new owner's attained age is 86 or over on the date of the ownership change; or (2) if the new owner is not an individual (other than a trust for the benefit of the owner or annuitant), the death benefit will be the cash surrender value. Attained age is the age of the owner at the time the Contract is issued plus the number of full years elapsed since the contract date. The mortality and expense risk charge going forward will reflect the change in death benefit. Please note that once a death benefit has been changed due to a change in owner, a subsequent change to a younger owner will not restore any Enhanced Death Benefits.

If you have elected the earnings multiplier benefit rider, and the new owner is under age 76, the rider will continue. The benefit will be adjusted to reflect the attained age of the new owner as the issue age. We will use the Maximum Base and Benefit Base percentages in effect on the original rider date to calculate the benefit. If the new owner is age 76 or over, the rider will terminate. If you have not elected the earnings multiplier benefit rider, the new owner may not add the rider upon the change of ownership. If you have elected another optional rider, the rider will terminate upon a change of ownership.

An ownership change may cause a living benefit rider to terminate. Such depends on the rider and whether spousal continuation is allowed. **For more information about an ownership change with the MGIB rider, please see "LIVING BENEFIT RIDERS –** *Minimum Guaranteed Income Benefit (the "MGIB rider") Rider.***" For more information with the Voya LifePay Plus rider, please see "LIVING BENEFIT RIDERS –** *Voya LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya LifePay Plus") Rider.***" And for more information with the Voya Joint LifePay Plus rider, please see "LIVING BENEFIT RIDERS –** *Voya Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya Joint LifePay Plus") Rider.***"**

A change of owner likely has tax consequences. **See "FEDERAL TAX CONSIDERATIONS" in this prospectus.**

You have the right to change beneficiaries during the annuitant's lifetime unless you have designated an irrevocable beneficiary. If you have designated an irrevocable beneficiary, you and the irrevocable beneficiary may have to act together to exercise some of the rights and options under the Contract. In the event of joint owners all must agree to change a beneficiary.

In the event of a death claim, we will honor the form of payment of the death benefit specified by the beneficiary to the extent permitted under Section 72(s) of the Tax Code. You may also restrict a beneficiary's right to elect an income phase payment option or receive a lump-sum payment. If so, such rights or options will not be available to the beneficiary.

All requests for changes must be in writing and submitted to Customer Service. Please date your requests. The change will be effective as of the day we receive the request. The change will not affect any payment made or action taken by us before recording the change.

Purchase and Availability of the Contract

We no longer offer the Contract for sale to new purchasers.

We will issue a Contract only if both the annuitant and the contract owner are age 75 or younger at the time of application. But the Contract may not be available to all ages through all broker-dealers.

The initial premium payment must be $5,000 or more ($1,500 for qualified Contracts). You may make additional payments of $100 or more ($50 for qualified Contracts) at any time after the free look period and up to the contract anniversary after your 86th birthday. Under certain circumstances, we may waive the minimum premium payment requirement. We may also change the minimum initial or additional premium requirements for certain group or sponsored arrangements. An initial or additional premium payment that would cause the contract value of all annuities that you maintain with us to exceed $1,500,000 requires our prior approval.

The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state tax brackets. You should not buy this Contract: (1) if you are looking for a short-term investment; (2) if you cannot risk getting back less money than you put in; or (3) if your assets are in a plan which provides for tax-deferral and you see no other reason to purchase this Contract. **When considering an investment in the Contract, you should consult with your investment professional about your financial goals, investment time horizon and risk tolerance.**

Replacing an existing insurance contract with this Contract may not be beneficial to you. Before purchasing the Contract, determine whether your existing Contract will be subject to any fees or penalties upon surrender. Also, compare the fees, charges, coverage provisions and limitations, if any, of your existing Contract with those of the Contract described in this prospectus.

IRAs and other qualified plans already have the tax-deferral feature found in this Contract. For an additional cost, the Contract provides other features and benefits including death benefits and the ability to receive a lifetime income. You should not purchase a qualified Contract unless you want these other features and benefits, taking into account their cost. **See "CHARGES AND FEES" in this prospectus. If you are considering an Enhanced Death Benefit Option and/or the Earnings Multiplier Benefit rider and your Contract will be an IRA, see "FEDERAL TAX CONSIDERATIONS – Tax Consequences of Living Benefits and Enhanced Death Benefits" in this prospectus.** If this Contract was issued as an IRA, no contributions may be made for the taxable year in which you attain age 70½.

Crediting of Premium Payments

We will process your initial premium within two business days after receipt, if the application and all information necessary for processing the Contract are complete. We will process subsequent premium payments within one business day if we receive all information necessary. In certain states we also accept initial and additional premium payments by wire order. Wire transmittals must be accompanied by sufficient electronically transmitted data. We may retain your initial premium payment for up to five business days while attempting to complete an incomplete application. If the application cannot be completed within this period, we will inform you of the reasons for the delay. We will also return the premium payment immediately unless you direct us to hold the premium payment until the application is completed. If you choose to have us hold the premium payment, it will be held in a non-interest bearing account.

If a subaccount is not available or requested in error, we will make inquiry about a replacement subaccount. If we are unable to reach you or your representative within five days, we will consider the application incomplete. For initial premium payments designated for a subaccount of Separate Account B, we will credit the payment at the accumulation unit value next determined after we receive your premium payment and the completed application. Once the completed application is received, we will allocate the payment to the subaccounts of Separate Account B specified by you within two business days.

If your premium payment was transmitted by wire order from your broker/dealer, we will follow one of the following two procedures after we receive and accept the wire order and investment instructions. The procedure we follow depends on state availability and the procedures of your broker/dealer:

- If either your state or broker/dealer do not permit us to issue a Contract without an application, we reserve the right to rescind the Contract if we do not receive and accept a properly completed application or enrollment form within five days of the premium payment. If we do not receive the application or form within five days of the premium payment, we will refund the contract value plus any charges we deducted, and the Contract will be voided. Some states require that we return the premium paid; or
- If your state and broker/dealer allow us to issue a Contract without an application, we will issue and mail the Contract to you or your representative, together with a Contract Acknowledgement and Delivery Statement for your execution. Until Customer Service receives the executed Contract Acknowledgement and Delivery Statement, neither you nor the broker/dealer may execute any financial transactions on your Contract unless they are requested in writing by you. We may require additional information before complying with your request (e.g., signature guarantee).

We will ask about any missing information related to subsequent payments. We will allocate the subsequent payment(s) proportionally according to the current variable subaccount allocation unless you specify otherwise. Any fixed allocation(s) will not be considered in these calculations. If a subaccount is no longer available (including due to a fund purchase restriction) or requested in error, we will allocate the subsequent payment(s) proportionally among the other subaccount(s) in your current allocation. For any subsequent premium payments, we will credit the payment designated for a subaccount of Separate Account B at the accumulation unit value next determined after receipt of your premium payment and instructions.

Once we allocate your premium payment to the subaccounts selected by you, we convert the premium payment into accumulation units. We divide the amount of the premium payment allocated to a particular subaccount by the value of an accumulation unit for the subaccount to determine the number of accumulation units of the subaccount to be held in Separate Account B with respect to your Contract. The net investment results of each subaccount vary with its investment performance.

In some states, we may require that an initial premium designated for a subaccount of Separate Account B or the Fixed Account be allocated to a subaccount specially designated by the Company (currently, the Voya Government Liquid Assets Portfolio) during the free look period. After the free look period, we will convert your contract value (your initial premium plus any earnings less any expenses) into accumulation units of the subaccounts you previously selected. The accumulation units will be allocated based on the accumulation unit value next computed for each subaccount. Initial premiums designated for Fixed Interest Allocations will be allocated to a Fixed Interest Allocation with the guaranteed interest period you have chosen; however, in the future we may allocate the premiums to the specially designated subaccount during the free look period.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment and not issuing the Contract.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Unclaimed Property

Every state has some form of unclaimed property laws that impose varying legal and practical obligations on insurers and, indirectly, on contract owners, insureds, beneficiaries and other payees of proceeds. Unclaimed property laws generally provide for escheatment to the state of unclaimed proceeds under various circumstances.

Contract owners are urged to keep their own, as well as their beneficiaries' and other payees', information up to date, including full names, postal and electronic media addresses, telephone numbers, dates of birth, and Social Security numbers. Such updates should be communicated to Customer Service in writing or by calling (800) 366-0066.

Cyber Security

Like others in our industry, we are subject to operational and information security risks resulting from "cyber-attacks," "hacking" or similar illegal or unauthorized intrusions into computer systems and networks. Our variable product business is highly dependent upon the effective operation of our computer systems and those of our business partners. Consequently, our business is potentially susceptible to operational and information security risks resulting from a cyber-attack. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks. In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third-party service provides may adversely affect us and your contract value. For instance, cyber-attacks may interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate accumulation unit values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying funds invest, which may cause the funds underlying your Contract to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your Contract that result from cyber-attacks or information security breaches in the future.

Administrative Procedures

We may accept a request for Contract service in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. We will process your request at the contract value next determined only after you have met all administrative requirements. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions (for example, a facsimile withdrawal request form), even if appropriate identifying information is provided. You are responsible for keeping information about your Contract and appropriate identifying information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instruction, you will bear the loss.

Contract Value

We determine your contract value on a daily basis beginning on the contract date. Your contract value is the sum of (1) the contract value in the Fixed Interest Allocations; and (2) the contract value in each subaccount in which you are invested.

Contract Value in Fixed Interest Allocations. The contract value in your Fixed Interest Allocation is the sum of premium payments allocated to the Fixed Interest Allocation under the Contract, plus contract value transferred to the Fixed Interest Allocation, plus credited interest, minus any transfers and withdrawals from the Fixed Interest Allocation (including any Market Value Adjustment applied to such transfer or withdrawal), contract fees (including, in some cases, fees for optional benefit riders) and premium taxes.

Contract **Value in the Subaccounts.** On the contract date, the contract value in the subaccount in which you are invested is equal to the initial premium paid and designated to be allocated to the subaccount. On the contract date, we allocate your contract value to each subaccount and/or a Fixed Interest Allocation specified by you, unless the Contract is issued in a state that requires the return of premium payments during the free look period. In such a case, the portion of your initial premium not allocated to a Fixed Interest Allocation may be allocated to a subaccount specially designated by the Company during the free look period for this purpose (currently, the Voya Government Liquid Assets Portfolio).

On each business day after the contract date, we calculate the amount of contract value in each subaccount as follows:
1) We take the contract value in the subaccount at the end of the preceding business day;
2) We multiply 1) by the subaccount's Net Rate of Return since the preceding business day;
3) We add 1) and 2);
4) We add to 3) any additional premium payments, and then add or subtract any transfers to or from that subaccount; and
5) We subtract from 4) any withdrawals and any related charges, and then subtract any contract fees and premium taxes.

Cash Surrender Value

The cash surrender value is the amount you receive when you surrender the Contract. The cash surrender value will fluctuate daily based on the investment results of the subaccounts in which you are invested and interest credited to Fixed Interest Allocations and any Market Value Adjustment. **See APPENDIX C for a description of the calculation of cash surrender value under any Fixed Interest Allocation.** We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: (1) we start with your contract value; (2) adjust for any Market Value Adjustment; and (3) deduct any surrender charge, any charge for premium taxes, any redemption fees, the annual contract administrative fee (unless waived), any optional benefit rider charge and any other charges incurred but not yet deducted.

Surrendering to Receive the Cash Surrender Value. You may surrender the Contract at any time while the annuitant is living and before the annuity start date. A surrender is effective on the date we receive your written request and the Contract at Customer Service. After we receive all paperwork required for us to process your surrender, we will determine and pay the cash surrender value at the price next determined. Once paid, all benefits under the Contract will terminate. You may receive the cash surrender value in a single sum payment or apply it under one or more annuity options. We will usually pay the cash surrender value within seven days.

Consult your tax and/or legal adviser regarding the tax consequences associated with surrendering your Contract. A surrender made before you reach age 59½ may result in a 10% tax penalty. **See "FEDERAL TAX CONSIDERATIONS" for more details.**

Addition, Deletion or Substitution of Subaccounts and Other Changes

We may make additional subaccounts available to you under the Contract. These subaccounts will invest in investment portfolios we find suitable for your Contract. We may also withdraw or substitute investment portfolios, subject to the conditions in your Contract, compliance with regulatory requirements and subject to SEC approval.

We do not guarantee that each investment portfolio will always be available for investment through the Contract. If we feel that investment in any of the investment portfolios has become inappropriate to the purposes of the Contract, we may, with approval of the SEC (and any other regulatory agency, if required) combine two or more accounts or substitute another portfolio for existing and future investments. If you elected the dollar cost averaging, systematic withdrawals or automatic rebalancing programs, or if you have other outstanding instructions and we substitute or otherwise eliminate a portfolio subject to those instructions, we will execute your instructions using the substituted or proposed replacement portfolio, unless you request otherwise. If the most recent allocation instructions we have on file do not include any available subaccounts, the amount to be allocated will be returned unless you provide us with alternative allocation instructions. The substitute or proposed replacement portfolio may have higher fees and charges than any portfolio it replaces.

Subject to SEC approval, we reserve the right to: (1) deregister Separate Account B under the 1940 Act; (2) operate Separate Account B as a management company under the 1940 Act if it is operating as a unit investment trust; (3) operate Separate Account B as a unit investment trust under the 1940 Act if it is operating as a managed separate account; (4) restrict or eliminate any voting rights as to Separate Account B; (5) combine Separate Account B with other accounts; and (6) transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which this Contract belongs.

We will provide you with written notice before we make any of these changes.

We do not recommend or endorse any particular fund, and we do not provide investment advice.

Fixed Interest Allocation (The Fixed Account or Fixed Interest Division)

The Fixed Account is a segregated asset account which contains the assets that support a contract owner's Fixed Interest Allocations. **See APPENDIX C and the Fixed Account II prospectus for more information. In the event the Fixed Account is not available in your state, then the Fixed Interest Allocation is the Fixed Interest Division. Accordingly, see APPENDIX D, instead for more information.** To obtain a copy of the Fixed Account II prospectus, write to Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call (800) 366-0066, or access the SEC's website (www.sec.gov). The Offering Brochure for the Fixed Interest Division is also available by contacting Customer Service.

State Variations

Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus. **Material variations are described in APPENDIX M.** Also see your Contract, endorsements and riders for details.

Other Contracts

We and our affiliates offer various other products with different features and terms than the Contracts, and that may offer some or all of the same investment portfolios. These products have different benefits, fees and charges, and may or may not better match your needs. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact Customer Service or your registered representative.

LIVING BENEFIT RIDERS

Some features and benefits of the Contract, if available, are available by rider for an additional charge. Once elected, the riders generally may not be cancelled. You may not remove the rider and charges will be assessed regardless of the performance of your Contract**. Please see "CHARGES AND FEES − *Optional Rider Charges*" for information on rider charges.**

The optional riders may not be available for all investors. Please check your application for the Contact to be sure. You should analyze each rider thoroughly and understand it completely before you select one. The optional riders do not guarantee any return of principal or premium payments and do not guarantee performance of any specific investment portfolio under the Contract. You should consult a qualified financial adviser in evaluating the riders. Customer Service may be able to answer your questions. The telephone number is (800) 366-0066.

The Contract has three living benefit riders offering protection against the investment risks with your Contract:
* The Minimum Guaranteed Income Benefit rider, which you may wish to purchase if you are concerned about having a minimum amount of income in annuitizing your Contract;
* The Voya LifePay Plus Minimum Guaranteed Withdrawal Benefit rider, which you may wish to purchase if you are concerned that you may outlive your income; and
* The Voya Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit rider, which you may wish to purchase if you are married and concerned that you and your spouse may outlive your income.

These living benefit riders are described further below. You may only add one living benefit rider to your Contract. We do, however, reserve the right to allow the purchase of more than one living benefit rider in the future. **You should not purchase the Voya LifePay Plus rider with multiple owners, unless the owners are spouses.** More information about earlier versions of the guaranteed withdrawal benefit riders (including lifetime versions) is in the appendices.

Minimum Guaranteed Income Benefit Rider (the "MGIB rider")

The MGIB rider is an optional benefit which guarantees a minimum amount of annuity income will be available to you if you annuitize on the MGIB Date (as defined below), regardless of fluctuating market conditions. The minimum guaranteed amount of annuity income will depend on the amount of premiums you pay during the first five contract years after you purchase the rider, the amount of contract value you allocate or transfer to Special Funds (as defined below) or Excluded Funds (as defined below), the MGIB Rate (as defined below), the adjustment for Special Fund or Excluded Fund transfers, and any withdrawals you take while the MGIB rider is in effect. Thus, investing in Special Funds or Excluded Funds may limit the benefit under the MGIB rider.

Purchase. The MGIB rider is no longer available for purchase, including purchase by owners of existing Contracts.

Rider Date. The rider date is the date the optional benefit rider becomes effective. The rider date is also the contract date if you purchased the rider when the Contract was issued.

No Cancellation. Once you purchase a rider, you may not cancel it unless you cancel the Contract during the Contract's free look period, surrender, annuitize or otherwise terminate the Contract. These events automatically cancel any rider. Once the Contract continues beyond the free look period, you may not cancel the rider. The Company may, at its discretion, cancel and/or replace a rider at your request in order to renew or reset a rider.

Termination. The MGIB rider is a "living benefit," which means the guaranteed benefit offered by the MGIB rider is intended to be available to you while you are living and while your Contract is in the accumulation phase. The MGIB rider automatically terminates if:

- You annuitize, surrender or otherwise terminate your Contract during the accumulation phase;
- You die during the accumulation phase (first owner to die if there are multiple contract owners, or at death of annuitant if the contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract;
- The contract value is insufficient to pay the charge for the MGIB rider; or
- There is a change in contract ownership (other than a spousal beneficiary continuation upon your death).

Rider Charge. The current charge we deduct under the MGIB Rider is 0.75% annually of the MGIB Charge Base. The MGIB Charge Base is the greater of 1) and 2) below, where:
1) Is the lesser of the Maximum MGIB Rollup Base and the sum of (a), (b) and (c) where:
    (a) is the MGIB Rollup Base for Covered Funds;
    (b) is the MGIB Rollup Base for Special Funds (as defined below); and
    (c) is the MGIB Rollup Base for Excluded Funds; and
2) Is the sum of (a) and (b) where:
    (a) is the MGIB Ratchet Base for Covered Funds and Special Funds; and
    (b) is the MGIB Ratchet Base for Excluded Funds.

For definitions of the Maximum MGIB Rollup Base, the MGIB Rollup Base for Covered Funds, the MGIB Rollup Base for Special Funds, the MGIB Rollup Base for Excluded Funds, the MGIB Ratchet Base for Covered Funds and Special Funds, and the MGIB Ratchet Base for Excluded Funds, see the "Calculations of the MGIB Rollup Bases" and "Calculation of the MGIB Ratchet Bases" below.

Fund Categories. The MGIB Benefit Base (as defined below) is tracked separately for Covered Funds, Special Funds and Excluded Funds. The following investment options are currently designated as Special Funds for purposes of calculating the MGIB Benefit Base:
- Voya Government Liquid Assets Portfolio; and
- Fixed Interest Allocation.

Please note that the ProFunds VP Rising Rates Opportunity Portfolio is also a Special Fund, but closed to new allocations, effective April 30, 2007.

No investment options are currently designated as Excluded Funds. Covered Funds are any investment options not designated as Special Funds or Excluded Funds. These fund categories apply to all calculations under the MGIB rider. **Please see "THE FUNDS –** *Covered Funds, Special Funds and Excluded Funds.***"**

For Contracts with the MGIB rider purchased before August 21, 2006 (subject to availability), the Voya Intermediate Bond Portfolio is designated as a Special Fund. As of July 11, 2014, the Voya Intermediate Bond Portfolio has been re-designated as a Covered Fund for all current and future investments.

Fixed Allocation Funds Automatic Rebalancing. In order to mitigate the insurance risk inherent in our guarantee to provide you a guaranteed minimum amount of annuity income if you annuitize on the MGIB date (subject to the terms and restrictions of the MGIB rider), we require that your contract value be allocated in accordance with certain limitations. In general, to the extent that you choose not to invest in the Accepted Funds, we require that a proportion of the amount not so invested be invested in the Fixed Allocation Funds. We will require this allocation regardless of your investment instructions to the Contract, as described below.

For Contracts with the MGIB rider **purchased on and after August 21, 2006** (subject to availability), there is an allocation requirement. If the contract value in the Fixed Allocation Funds (as defined below) is less than a percentage of the total contract value allocated to the Fixed Allocation Funds and Other Funds (as defined below) on any MGIB Rebalancing Date (as defined below), we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that the appropriate percentage of this amount is allocated to the Fixed Allocation Funds. This is called Fixed Allocation Funds Automatic Rebalancing and the percentage is stated in your Contract. Currently, the minimum Fixed Allocation Fund percentage is zero. Accepted Funds are excluded from this rebalancing. Any rebalancing is done proportionally among the Other Funds and will be the last transaction processed on that date.

The MGIB Rebalancing Dates occur on each contract anniversary and after the following transactions:
- Receipt of additional premiums;
- Transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
- Withdrawals from the Fixed Allocation Funds or Other Funds.

Accepted Funds. The currently available Accepted Funds are listed in **APPENDIX M**. We may change these designations at any time upon 30 days' notice to you. If a change is made, the change will apply to contract value allocated to such funds after the date of the change.

Fixed Allocation Funds. The currently available Fixed Allocation Funds are listed in **APPENDIX M**. You may allocate your contract value to one or more Fixed Allocation Funds. We consider the Voya Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

If the MGIB rider is not continued under the spousal continuation right, when available, the Fixed Allocation Fund will be reclassified as a Special Fund as of the Contract continuation date if it would otherwise be designated as a Special Fund for purposes of the Contract's death benefits. For purposes of calculating any applicable death benefit guaranteed under the Contract any allocation of contract value to the Fixed Allocation Funds will be considered a Covered Fund while the rider is in effect.

All investment portfolios available under the Contract that are not Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment portfolio restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. **See "APPENDIX I – *Examples of Fixed Allocation Funds Automatic Rebalancing.*"**

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in it. **By electing to purchase the MGIB rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the MGIB rider if you do not wish to have your contract value reallocated in this manner.**

MGIB Benefit Base. The MGIB Benefit Base (as defined below) is only a calculation used to determine the MGIB annuity income. The MGIB Benefit Base does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It is also not used in determining the amount of your cash surrender value and death benefits. Any reset of contract value under provisions of the Contract or other riders will not increase the MGIB Benefit Base or Maximum MGIB Rollup Base (as defined below). On the MGIB Date, your MGIB Benefit Base is the greater of 1) and 2), where:
1) Is the lesser of the Maximum MGIB Rollup Base (as defined below) and the sum of (a), (b), and (c) where:
   (a) is the MGIB Rollup Base for Covered Funds;
   (b) is the MGIB Rollup Base for Special Funds; and
   (c) is the contract value allocated to Excluded Funds; and
2) Is the sum of (a) and (b) where:
   (a) is the MGIB Ratchet Base for Covered Funds and Special Funds (as defined below); and
   (b) is the contract value allocated to Excluded Funds.

The MGIB Benefit Base calculation differs from the MGIB Charge Base calculation because it uses the contract value allocated to Excluded Funds rather than the MGIB Ratchet Base and MGIB Rollup Base allocated to Excluded Funds. This means that the amount on which you pay charges for the MGIB rider may be higher than the amount used to calculate your benefit under the MGIB rider.

Calculation of MGIB Rollup Bases. The Maximum MGIB Rollup Base is 250% of eligible premiums adjusted proportionally for withdrawals, subject to availability (300% otherwise and for Contracts with the MGIB rider purchased before August 21, 2006). This means that the Maximum MGIB Rollup Base is reduced for withdrawals by the same proportion that the withdrawal reduces the contract value. The Maximum MGIB Rollup Base is not allocated by fund category.

The MGIB Rollup Base allocated to Covered Funds equals the eligible premiums allocated to Covered Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect, accumulated at the MGIB Rate to the earlier of the oldest owner reaching age 80 and the MGIB Rollup Base reaching the Maximum MGIB Rollup Base, and at 0% thereafter.

The MGIB Rollup Base allocated to Special Funds equals the eligible premiums allocated to Special Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect. The MGIB Rate does not apply to the MGIB Rollup Base allocated to Special Funds, so the MGIB Rollup Base allocated to Special Funds does not accumulate.

The MGIB Rollup Base allocated to Excluded Funds equals the eligible premiums allocated to Excluded Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect, accumulated at the MGIB rate to the earlier of the oldest owner reaching age 80 and the MGIB Rollup Base reaching the Maximum MGIB Rollup Base, and at 0% thereafter. **The MGIB Rollup Base allocated to Excluded Funds is used only for transfer adjustments and rider charges. It is not included in the MGIB Rollup Base used to determine benefits.**

Eligible premiums are those premiums added more than five years before the earliest MGIB Date. This means that, generally, premiums must be paid within five years of purchasing the MGIB rider to be considered eligible premiums. Premiums paid after that are excluded from the MGIB Rollup Bases.

The MGIB Rate is currently 7%. The MGIB Rate is an annual effective rate. We may, at our discretion, discontinue offering this rate. The MGIB Rate will not change for those Contracts that have already purchased the MGIB rider.

Withdrawals reduce each MGIB Rollup Base proportionally. The percentage reduction in the MGIB Rollup Base for each Fund category (i.e., Covered Funds, Special Funds or Excluded Funds) equals the percentage reduction in contract value in that Fund category resulting from the withdrawal (including surrender charge and Market Value Adjustment). This means that the MGIB Rollup Base for Covered Funds, the MGIB Rollup Base for Special Funds or the MGIB Rollup Base for Excluded Funds is reduced for withdrawals by the same proportion that the withdrawal reduces the contract value allocated to Covered Funds, Special Funds or Excluded Funds. For example, if the contract value in Covered Funds is reduced by 25% as the result of a withdrawal (including surrender charge and Market Value Adjustment), the MGIB Rollup Base allocated to Covered Funds is also reduced by 25% (rather than by the amount of the withdrawal).

When you make transfers between Covered Funds, Special Funds and Excluded Funds, net transfers from a fund category will reduce the applicable MGIB Rollup Base for that fund category proportionally. This means a reduction by the same percentage as the transfer bears to the contract value in the fund category. For example, if the contract value in Covered Funds is $1,000 and the transfer from Covered Funds to Excluded Funds is $250, then the contract value in Covered Funds is reduced by 25%. In cases where the MGIB Rollup Base for Covered Funds is $1,200, the MGIB Rollup Base for Covered Funds is also reduced by 25%, or $300, rather than by the amount of the transfer, or $250. In addition, the MGIB Rollup Base for Excluded Funds is increased by the reduction in the MGIB Rollup Base for Covered Funds, or $300.

In a case where the MGIB Rollup Base for Covered Funds is greater than the contract value in Covered Funds, a transfer from Covered Funds will result in the MGIB Rollup Base for Covered Funds being reduced by a dollar amount that is higher than the dollar amount of the transfer. A higher reduction to the MGIB Rollup Base for Covered Funds will have a larger negative impact on the MGIB Benefit Base, potentially reducing the minimum guaranteed amount of annuity income upon annuitization under the MGIB rider. This means the benefit you receive under the MGIB rider will not be as great because of the transfer.

Net transfers from Excluded Funds will also reduce the MGIB Rollup Base for Excluded Funds proportionally. But the resulting increase in the MGIB Rollup Base for Covered Funds or Special Funds, as applicable, will equal the lesser of the contract value transferred and the reduction in the MGIB Rollup Base for Excluded Funds. What this means, if in the previous example the transfer was from Excluded Funds to Covered Funds, is there would be no change in the value of your MGIB Benefit Base because of the transfer – the amount of the transfer between the fund categories is the same, $250, because the MGIB Benefit Base calculation is based on the contract value allocated to Excluded Funds, versus the calculation basis for Excluded Funds with the MGIB Charge Base. The MGIB Charge Base calculation is instead based on the MGIB Rollup Base for Excluded Funds. As a result, this same transfer, having no change in the value of your MGIB Benefit Base, would result in the MGIB Charge Base being reduced. The net effect of this transfer: You pay less for the same minimum guaranteed amount of annuity income upon annuitization of the MGIB rider.

Calculation of MGIB Ratchet Bases. The MGIB Ratchet Base for Covered Funds and Special Funds equals:

1) On the rider date, eligible premiums or the contract value (if the rider is added after the contract date) allocated to Covered Funds and Special Funds.
2) On each "quarterly anniversary date" prior to attainment of age 90, the MGIB Ratchet Base for Covered Funds and Special Funds is set equal to the greater of:
   (a) the current contract value allocated to Covered Funds and Special Funds (after any deductions occurring on that date); and
   (b) the MGIB Ratchet Base for Covered Funds and Special Funds from the most recent prior quarterly anniversary date, adjusted for any new eligible premiums, withdrawals attributable to Covered Funds and Special Funds, and transfers.
3) At other times, the MGIB Ratchet Base for Covered Funds and Special Funds is the corresponding MGIB Ratchet Base from the prior quarterly anniversary date, adjusted for subsequent eligible premiums, withdrawals attributable to Covered Funds and Special Funds, and transfers.

The MGIB Ratchet Base for Excluded Funds has a corresponding definition with respect to amounts allocated to Excluded Funds. **The MGIB Ratchet Base for Excluded Funds is used only for transfer adjustments and MGIB rider charges. It is not included in the MGIB Ratchet Base used to determine benefits.**

Eligible premiums are those premiums added more than five years before the earliest MGIB Date. This means that, generally, premiums must be paid within five years of purchasing the MGIB rider to be considered eligible premiums. Premiums paid after that, are excluded from the MGIB Ratchet Bases.

A quarterly anniversary date is the date three months from the contract date that falls on the same date in the month as the contract date. For example, if the contract date is February 12, the quarterly anniversary date is May 12. If there is no corresponding date in the month, the quarterly anniversary date will be the last date of such month. If the quarterly anniversary date falls on a weekend or holiday, we will use the value as of the subsequent business day.

Withdrawals reduce each MGIB Ratchet Base proportionally. The percentage reduction in the MGIB Ratchet Base for each fund category (i.e., Covered Funds and Special Funds or Excluded Funds) equals the percentage reduction in contract value in that fund category resulting from the withdrawal (including surrender charges and Market Value Adjustment). This means that the MGIB Ratchet Base for Covered Funds and Special Funds or the MGIB Ratchet Base for Excluded Funds is reduced for withdrawals by the same proportion that the withdrawal (including surrender charges and Market Value Adjustment) reduces the contract value allocated to Covered Funds and Special Funds or Excluded Funds. For example, if the contract value in Covered Funds and Special Funds is reduced by 25% as the result of a withdrawal (including surrender charges and Market Value Adjustment), the MGIB Ratchet Base for Covered Funds and Special Funds is also reduced by 25% (rather than by the amount of the withdrawal).

When you make transfers between Covered Funds or Special Funds and Excluded Funds, net transfers will reduce the MGIB Ratchet Base for Covered Funds and Special Funds proportionally. This means a reduction by the same percentage as the transfer bears to the contract value in Covered Funds and Special Funds. For example, if the contract value in Covered Funds and Special Funds is $1,000 and a transfer from Covered Funds or Special Funds to Excluded Funds is $250, then the contract value in Covered Funds and Special Funds is reduced by 25%. In a case where the MGIB Ratchet Base for Covered Funds and Special Funds is $1,200, the MGIB Ratchet Base for Covered Funds and Special Funds is also reduced by 25%, or $300, rather than by the amount of the transfer, or $250. In addition, the MGIB Rollup Base for Excluded funds is increased by the reduction in the MGIB Ratchet Base for Covered Funds and Special Funds, or $300.

In a case where the MGIB Ratchet Base for Covered Funds and Special Funds is greater than the contract value in Covered Funds and Special Funds, a transfer from Covered Funds and Special Funds will result in the MGIB Ratchet Base for Covered Funds and Special Funds being reduced by a dollar amount that is higher than the dollar amount of the transfer. A higher reduction to the MGIB Ratchet Base for Covered Funds and Special Funds will have a larger negative impact on the MGIB Benefit Base, potentially reducing the minimum guaranteed amount of annuity income upon annuitization under the MGIB rider. This means the benefit you receive under the MGIB rider will not be as great because of the transfer.

Net transfers from Excluded Funds will also reduce the MGIB Ratchet Base for Excluded Funds proportionally. But the resulting increase in the MGIB Ratchet Base for Covered Funds and Special Funds will equal the lesser of the contract value transferred and the reduction in the MGIB Ratchet Base for Excluded Funds. What this means, if in the previous example the transfer was from Excluded Funds to Covered Funds, is there would be no change in the value of your MGIB Benefit Base because of the transfer – the amount of the transfer between the fund categories is the same, $250, because the MGIB Benefit Base calculation is based on the contract value allocated to Excluded Funds, versus the calculation basis for Excluded Funds with the MGIB Charge Base. The MGIB Charge Base calculation is instead based on the MGIB Ratchet Base for Excluded Funds. As a result, this same transfer, having no change in the value of your MGIB Benefit Base, would result in the MGIB Charge Base being reduced. The net effect of this transfer: you pay less for the same minimum guaranteed amount of annuity income upon annuitization of the MGIB rider.

MGIB Date. Your MGIB Date is the next contract anniversary occurring after the date when you decide to exercise your right to annuitize under the MGIB rider, or any other special exercise date that we may make available upon prior written notice.

MGIB Annuity Income. Ordinarily, the amount of income that will be available to you on the annuity start date is based on your contract value, the annuity option you selected and the guaranteed income factors or the income factors in effect on the date you annuitize. If you purchase the MGIB rider, the amount of income that will be available to you upon annuitization on the MGIB Date is the greatest of:
- Your annuity income based on your contract value on the MGIB Date adjusted for any Market Value Adjustment **(see APPENDIX C)** applied to the guaranteed income factors specified in your Contract for the annuity option you selected;
- Your annuity income based on your contract value on the MGIB Date adjusted for any Market Value Adjustment **(see APPENDIX C)** applied to the then-current income factors in effect for the annuity option you selected; and
- The MGIB annuity income based on your MGIB Benefit Base on the MGIB Date applied to the MGIB income factors specified in your rider for the MGIB annuity option you selected. Prior to applying the MGIB income factors, we will adjust the MGIB Benefit Base for any surrender charge, premium tax recovery and Market Value Adjustment **(see APPENDIX C)** that would otherwise apply at annuitization.

MGIB Income Factors. The guaranteed factors contained in the MGIB rider generally provide lower payout per $1,000 of value applied than the guaranteed income factors found in your Contract. Although the minimum income provided under the rider can be determined in advance, the contract value in the future is unknown, so the income provided under a Contract with the MGIB rider attached may be greater or less than the income that would be provided under the Contract without the rider. Generally, the income calculated under the MGIB rider will be greater than the income provided under the Contract whenever the MGIB Benefit Base is sufficiently in excess of the contract value to offset the additional conservatism reflected in the MGIB rider's income factors compared to those in the Contract. The income factors in the MGIB rider generally reflect a lower interest rate and more conservative mortality than the income factors in the Contract. The degree of relative excess that the income factors require to produce more income will vary for each individual circumstance. If the contract value exceeds the MGIB Benefit Base at time of annuitization, the Contract will always produce greater income than the MGIB rider. **Please see "APPENDIX G – *Examples of Minimum Guaranteed Income Benefit Calculation.*"**

MGIB Annuity Options. Prior to your latest annuity start date, you may choose to exercise your right to receive payments under the MGIB rider. Payments under the rider begin on the MGIB Date. The MGIB must be exercised in the 30-day period prior to any contract anniversary. At your request, the Company may, at its discretion, extend the latest contract annuity start date without extending the MGIB Date.

The following are the MGIB annuity options available under the MGIB Rider:
- Income for Life (Single Life or Joint Life with 100% Survivor) and 10-20 year fixed period;
- Income for 20-30 year fixed period; and
- Any other annuity option offered by the Company in conjunction with the MGIB rider on the MGIB Date.

Once during the life of the Contract, you have the option to elect to apply up to 50% of the MGIB Benefit Base to one of the MGIB annuity options available under the MGIB rider. This option may only be exercised in the 30 day period prior to a contract anniversary. The portion of the MGIB Benefit Base so applied will be used to determine the MGIB income, as is otherwise described in the prospectus. The contract value will be reduced proportionally. Any subsequent exercise of your right to receive payments under the MGIB rider must be for 100% of the remaining value. The exercise of this partial annuitization of the MGIB Benefit Base does not affect your right to annuitize remaining value under the Contract without regard to the MGIB rider. The amount applied to the partial annuitization will be treated as a withdrawal for purposes of adjusting Contract and MGIB rider values. This means the Contract and MGIB rider values will be adjusted proportionally. **See "Calculations of MGIB Rollup Bases" and "Calculation of MGIB Ratchet Bases," above.** Surrender charges will apply to amounts applied to partial annuitization.

Notification. On or before 30 days prior to each possible MGIB Date, we will provide you with a notification which will include an estimate of the amount of MGIB annuity benefit available if you choose to exercise it. We will determine the actual amount of the MGIB annuity benefit as of the MGIB Date.

Change of Owner and Annuitant. The MGIB rider will terminate upon a change of ownership unless the change is due to spousal continuation at the time of the owner's death. Once you purchase the MGIB rider, the annuitant may not be changed except when an annuitant who is not a contract owner dies prior to annuitization. In such a case, a new annuitant may be named in accordance with the provisions of your Contract. The MGIB Benefit Base is unaffected and continues to accumulate.

Death of Owner. The MGIB rider and the MGIB rider charges automatically terminate if you die during the accumulation phase (first owner to die if there are multiple contract owners, or at death of the annuitant if the contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract.

The MGIB rider does not restrict or limit your right to annuitize the Contract at any time permitted under the Contract. The MGIB rider does not restrict your right to annuitize the Contract using Contract income factors that may be higher than the MGIB rider income factors.

The benefits associated with the MGIB rider are available only if you annuitize your Contract under the rider and in accordance with the provisions set forth above. Annuitizing using the MGIB may result in a more favorable stream of income payments, and different tax consequences, under your Contract. Because the MGIB rider income factors are generally more conservative than the Contract income factors, the level of lifetime income that it guarantees may be less than the level that might be provided by the application of your contract value to the Contract's applicable annuity factors. You should consider all of your options at the time you begin the income phase of your Contract.

Voya LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya LifePay Plus") Rider

The Voya LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of the annuitant, even if these withdrawals reduce your contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

> **Important Note:**
> *We introduced the Voya LifePay Plus rider on August 20, 2007, and launched changes to it on April 28, 2008, and January 12, 2009, subject to state approval where applicable. The below information pertains to the form of the Voya LifePay Plus rider which was available for sale from May 1, 2009, through March 15, 2010, in states where approved.* **If this form of the Voya LifePay Plus rider was not approved for sale in your state when you purchased the rider, then please see APPENDIX J for the information about the form of the Voya LifePay Plus rider which was available to you.**

Eligibility. The annuitant must be the owner or one of the owners, unless the owner is a non-natural owner. Joint annuitants are not allowed. The maximum issue age is 80 (owner and annuitant must age qualify). The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the rider effective date. The Voya LifePay Plus rider is not available for purchase with the Max 7 Enhanced Death Benefit. The Voya LifePay Plus rider is subject to broker/dealer availability. **Please note that the Voya LifePay Plus rider will not be issued until your contract value is allocated in accordance with the investment option restrictions described in "Investment Option Restrictions," below.**

The Voya LifePay Plus rider is no longer available for purchase, including purchase by owners of existing Contracts. Previously, Contracts issued on and after November 1, 2004 were eligible for the Voya LifePay Plus rider, subject to the conditions, requirements and limitations of the prior paragraph. Such Contracts must not already have had a living benefit rider. There is an election form for this purpose. Please contact Customer Service for more information.

Rider Effective Date. The rider effective date is the date that coverage under the Voya LifePay Plus rider begins. If you purchase the Voya LifePay Plus rider when the Contract is issued, the rider effective date is also the contract date. If the Voya LifePay Plus rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date.

No Cancellation. Once you purchase the Voya LifePay Plus rider, you may not cancel it unless you: (1) cancel the Contract during the Contract's free look period; (2) surrender the Contract; (3) begin the income phase and start receiving annuity payments; or (4) otherwise terminate the Contract pursuant to its terms. These events automatically cancel the Voya LifePay Plus rider.

Termination. The Voya LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you: (1) terminate your Contract pursuant to its terms during the accumulation phase, surrender your Contract, or begin receiving income phase payments in lieu of payments under the Voya LifePay Plus rider; or (2) die during the accumulation phase (first owner to die if there are multiple contract owners, or death of annuitant if the contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract. The Voya LifePay Plus rider also terminates with a change in contract ownership (other than a spousal beneficiary continuation on your death). Other circumstances that may cause the Voya LifePay Plus rider to terminate automatically are discussed below.

Highlights. *This paragraph introduces the terminology of the Voya LifePay Plus rider and how its components generally work together. Benefits and guarantees are subject to the terms, conditions and limitations of the Voya LifePay Plus rider. More detailed information follows below, with the capitalized words that are underlined indicating headings for ease of reference.* The Voya LifePay Plus rider guarantees an amount available for withdrawal from the Contract in any contract year once the Lifetime Withdrawal Phase begins – we use the Voya LifePay Plus Base as part of the calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is available for withdrawals at your discretion or systematic withdrawals pursuant to the terms of the Contract. Also, the Voya LifePay Plus rider offers the Income Optimizer. The guarantee continues when the Voya LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, at which time we will pay you periodic payments in an annual amount equal to the Maximum Annual Withdrawal (since contract value would be zero) until the annuitant's death. The Voya LifePay Plus Base is eligible for Annual Ratchets and Step-ups, and subject to adjustment for any Excess Withdrawals. The Voya LifePay Plus rider has an allowance for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that would otherwise be Excess Withdrawals. The Voya LifePay Plus rider has a death benefit that is payable upon the owner's death only when the Voya LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The Voya LifePay Plus rider allows for spousal continuation.

Voya LifePay Plus Base. The Voya LifePay Plus Base is first calculated when you purchase the Voya LifePay Plus rider: (1) on the contract date – equal to the initial premium; or (2) after the contract date – equal to the contract value on the effective date of the rider.

The Voya LifePay Plus Base is increased, dollar for dollar, by any subsequent premiums. We refer to the Voya LifePay Plus Base as the MGWB Base in the Voya LifePay Plus rider.

Withdrawals and Excess Withdrawals. Once the Lifetime Withdrawal Phase begins, withdrawals within a contract year up to the Maximum Annual Withdrawal, including for payment of third-party investment advisory fees, have no impact on the Voya LifePay Plus Base. These withdrawals will not incur surrender charges or a negative Market Value Adjustment associated with any Fixed Account Allocations.

Say, for example, the current contract value is $90,000 on a Contract with the Voya LifePay Plus rider in the Lifetime Withdrawal Phase. The Voya LifePay Plus Base is $100,000, and the Maximum Annual Withdrawal is $5,000. Even though a withdrawal of $5,000 would reduce the contract value to $85,000, the Voya LifePay Plus Base would remain at its current level (as would the Maximum Annual Withdrawal as well) since the withdrawal did not exceed the Maximum Annual Withdrawal. **See below for more information about the Maximum Annual Withdrawal.**

An Excess Withdrawal is a withdrawal either before the Lifetime Withdrawal Phase begins (except for payment of third-party investment advisory fees), or once the Lifetime Withdrawal Phase begins, any portion of a withdrawal during a contract year that exceeds the Maximum Annual Withdrawal. An Excess Withdrawal is also a withdrawal after spousal continuation of the Contract but before the Voya LifePay Plus rider's guarantees resume, which occurs on the next quarterly contract anniversary following spousal continuation. An Excess Withdrawal will cause a proportional reduction of the Voya LifePay Plus Base – in the same proportion as contract value is reduced by the portion of the withdrawal that is considered excess, inclusive of surrender charges, or Market Value Adjustment associated with any Fixed Account Allocations (rather than the total amount of the withdrawal). An Excess Withdrawal will also cause the Maximum Annual Withdrawal to be recalculated. **See APPENDIX H, Illustrations 1, 2 and 6 for examples of the consequences of an Excess Withdrawal.**

Please note that any withdrawals before the rider effective date in the same contract year when the Voya LifePay Plus rider is added after contract issue are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Annual Ratchet. The Voya LifePay Plus Base is recalculated on each contract anniversary – to equal the greater of: (1) the current Voya LifePay Plus Base; or (2) the current contract value. We call this recalculation the Annual Ratchet.

Once the Lifetime Withdrawal Phase begins, we reserve the right to increase the charge for the Voya LifePay Plus rider upon the Annual Ratchet. You will never pay more than new issues of the Voya LifePay Plus rider, subject to the maximum annual charge, and we promise not to increase the charge for your first five contract years. We will notify you in writing not less than 30 days before a charge increase. You may avoid the charge increase by canceling the forthcoming Annual Ratchet. Our written notice will outline the procedure you will need to follow to do so. Please note, however, from then on the Voya LifePay Plus Base would no longer be eligible for **any** Annual Ratchets, so the Maximum Annual Withdrawal Percentage would not be eligible to increase. **More information about the Maximum Annual Withdrawal Percentages is below under "Maximum Annual Withdrawal."** Our written notice will also remind you of the consequences of canceling the forthcoming Annual Ratchet.

Step-up. The Voya LifePay Plus Base is recalculated on each of the first ten contract anniversaries after the rider effective date, SO LONG AS you took no withdrawals during the preceding contract year – to equal the greatest of: the current Voya LifePay Plus Base; the current contract value; and the Voya LifePay Plus Base on the previous contract anniversary, increased by the Step-up.

The amount of the Step-up is the product of the Step-up Tracker on the previous contract anniversary times the Step-up percent, currently 6%. The Step-up Tracker is only used to calculate the amount of the Step-up. Initially, it equals the Voya LifePay Plus Base. Any premiums received during a contract year are added to the Step-up Tracker and eligible for a partial Step-up. Any withdrawals for payment of third-party investment advisory fees are subtracted from the Step-up. Like the Voya LifePay Plus Base, the Step-up Tracker is eligible for Annual Ratchets and subject to a proportional adjustment for any Excess Withdrawals.

Please note that no partial Step-up is available in the first year after you purchase this rider post issue of the Contract. Your first opportunity for a Step-up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date. Say, for example, that with a Contract purchased on January 1, 2007, the contract owner decides to add the Voya LifePay Plus rider on March 15, 2007. The rider effective date is April 1, 2007, which is the date of the Contract's next following quarterly contract anniversary. Because on January 1, 2008, a full contract year will not have elapsed since the rider effective date, the Voya LifePay Plus Base will not be eligible for a step-up. Rather, the first opportunity for a Step-up with this Contract is on January 1, 2009.

Lifetime Withdrawal Phase. The Lifetime Withdrawal Phase begins on the date of your first withdrawal (except those for payment of third-party investment advisory fees), SO LONG AS the annuitant is age 59½. On this date, the Voya LifePay Plus Base is recalculated to equal the greater of the current Voya LifePay Plus Base or the contract value on the previous business day. The Lifetime Withdrawal Phase will continue until the earliest of:
- The date annuity payments begin **(see "THE ANNUITY OPTIONS")**;
- Reduction of the contract value to zero by an Excess Withdrawal;
- Reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;
- Surrender of the Contract; or
- The death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the Contract.

The Voya LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status in the event contract value is reduced to zero other than by an Excess Withdrawal. **Please see "Lifetime Automatic Periodic Benefit Status" below for more information.**

Maximum Annual Withdrawal. The Maximum Annual Withdrawal is the amount that the Voya LifePay Plus rider guarantees to be available for withdrawal from the Contract in any contract year. The Maximum Annual Withdrawal is first calculated when the Lifetime Withdrawal Phase begins and equals the applicable Maximum Annual Withdrawal Percentage, based on the Annuitant's age, multiplied by the Voya LifePay Plus Base.

The <u>Maximum Annual Withdrawal Percentages</u> are:

	Ages
4%	59½ to 64
5%	65 to 75
6%	76 to 79
7%	80+

The Maximum Annual Withdrawal is thereafter recalculated whenever the Voya LifePay Plus Base is recalculated, for example, upon the Annual Ratchet or a Step-up. Also, the Maximum Annual Withdrawal Percentage can increase with the Annual Ratchet as the annuitant grows older.

In the event on the date the Lifetime Withdrawal Phase begins the contract value on the previous business day is greater than the Voya LifePay Plus Base, then before the Maximum Annual Withdrawal is first calculated, the Voya LifePay Plus Base will be set equal to that contract value. The greater the Voya LifePay Plus Base, the greater the amount guaranteed to be available to you for withdrawals under the Voya LifePay Plus rider in calculating the Maximum Annual Withdrawal for the first time.

Income Optimizer. The Voya LifePay Plus rider offers the option to elect to receive the Maximum Annual Withdrawal in systematic installments over the annuitant's life. We call this option the Income Optimizer. You may elect the Income Optimizer during the Lifetime Withdrawal Phase. This election is in lieu of the Contract's other annuity options, and these payments will be subject to the same tax treatment as an annuity payment. **Please see "FEDERAL TAX CONSIDERATIONS" for more information.** The Income Optimizer is only available on nonqualified Contracts.

The frequency of payments under the Income Optimizer may be annual, quarterly or monthly. While you are receiving payments under the Income Optimizer, the Voya LifePay Plus Base remains eligible for Annual Ratchets. Your Contract may still have a contract value and death benefit. Spousal continuation of payments under the Income Optimizer is permitted. Any withdrawals in excess of the Maximum Annual Withdrawal are Excess Withdrawals that would cause a proportional reduction of the Voya LifePay Plus Base, as well as a reduction of the Maximum Annual Withdrawal.

Your election is subject to restrictions – you may not: (1) revoke your election; (2) add on premiums; (3) exchange the Contract; (4) annuitize the Contract; or (5) change ownership (except as permitted under "**Change of Owner or Annuitant**" below). Once you choose the frequency of payments, you may not change it. Also, the specified percentage of your contract value required to be allocated to Fixed Allocation Funds is higher, and the investment options available for this purpose are limited. **Please see "Investment Option Restrictions" below for the details.** You may surrender your Contract at any time.

Payments under the Income Optimizer will continue until the Terminal Date, at which time you waive any remaining contract value and death benefit and the Voya LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status. The Terminal Date is the contract anniversary following the annuitant's 95th birthday. Alternatively, you may wish to extend the Terminal Date to the contract anniversary following the annuitant's 115th birthday in order to liquidate your contract value that may remain before the Voya LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status. Regardless, your payments of the Maximum Annual Withdrawal will continue during the Lifetime Automatic Periodic Benefit Status until the death of the annuitant. We will notify you in writing in advance of the Terminal Date to remind you of this alternative and how to extend the Terminal Date.

Lifetime Income Annuity Option. In the event the Contract's annuity commencement date is reached while the Voya LifePay Plus rider is in the Lifetime Withdrawal Phase, you may elect a life only annuity option, in lieu of the Contract's other annuity options. Payments under this option are based on the minimum annual payment factors for each $1,000 reflected in the rider data table and will never be less than the same frequency of payments of the Maximum Annual Withdrawal at that time. **For more information about the Contract's annuity options, see "THE ANNUITY OPTIONS."**

Required Minimum Distributions. The Voya LifePay Plus rider allows for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that exceed the Maximum Annual Withdrawal without causing a proportional reduction of the Voya LifePay Plus Base and recalculation of the Maximum Annual Withdrawal. If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, then an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal. Once you have taken the Maximum Annual Withdrawal for the then current contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year – without constituting an Excess Withdrawal. **See APPENDIX H, Illustration 3 for an example.**

Withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts are Excess Withdrawals that will cause a proportional reduction of the Voya LifePay Plus Base and the Maximum Annual Withdrawal to be recalculated. **See APPENDIX H, Illustration 5 for an example of the consequences of an Excess Withdrawal with an Additional Withdrawal Amount.** The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any amount remaining will expire. **See APPENDIX H, Illustration 4 for an example of the Additional Withdrawal Amount being carried over. Please note that there is no adjustment to the Additional Withdrawal Amount for Annual Ratchets or upon spousal continuation of the Voya LifePay Plus Rider.**

Lifetime Automatic Periodic Benefit Status. The Voya LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status when your contract value is reduced to zero other than by an Excess Withdrawal. (A withdrawal in excess of the Maximum Annual Withdrawal that causes your contract value to be reduced to zero will terminate the Voya LifePay Plus rider.) You will no longer be entitled to make withdrawals, but instead will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal. When the rider enters Lifetime Automatic Periodic Benefit Status: the Contract will provide no further benefits (including death benefits) other than as provided under the Voya LifePay Plus rider; no further premium payments will be accepted; and any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the Contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

If when the Voya LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the first contract anniversary following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

In the event contract value is reduced to zero before the Lifetime Withdrawal Phase begins, Lifetime Automatic Periodic Benefit Status is deferred until the contract anniversary on or after the annuitant is age 59½. During this time, the Voya LifePay Plus rider's death benefit remains payable upon the annuitant's death. Also, the Voya LifePay Plus Base remains eligible for Step-ups. Once the Voya LifePay Plus rider enters the Lifetime Automatic Periodic Benefit Status, periodic payments will begin in an annual amount equal to the applicable Maximum Annual Withdrawal Percentage, based on the annuitant's age, multiplied by the Voya LifePay Plus Base.

You may elect to receive systematic withdrawals pursuant to the terms of the Contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your Contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made annually, then the payments will be made on the next business day following each contract anniversary.

Investment Option Restrictions. While the Voya LifePay Plus rider is in effect, there are limits on the investment portfolios to which your contract value may be allocated. Contract value allocated to investment portfolios other than Accepted Funds will be rebalanced so as to maintain at least the required specified percentage of such contract value in the Fixed Allocation Funds, which is 30%; 40% with the Income Optimizer.

See "Fixed Allocation Funds Automatic Rebalancing," below. We have these investment option restrictions to lessen the likelihood we would have to make payments under this rider. We require this allocation regardless of your investment instructions to the Contract. The Voya LifePay Plus rider will not be issued until your contract value is allocated in accordance with these investment option restrictions. The timing of when and how we apply these investment option restrictions is discussed further below.

Accepted Funds. The currently available Accepted Funds are listed in **APPENDIX M**. No rebalancing is necessary when contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days' notice to you. If a change is made, the change will apply to contract value allocated to such funds after the date of the change.

Fixed Allocation Funds. The currently available Fixed Allocation Funds are listed in **APPENDIX M**. You may allocate your contract value to one or more Fixed Allocation Funds. We consider the Voya Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All investment portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than the required specified percentage of the total contract value allocated among the Fixed Allocation Funds and Other Funds on any Voya LifePay Plus Rebalancing Date (30%; 40% with the Income Optimizer), we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that the required specified percentage of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done proportionally from the Other Funds to the Fixed Allocation Funds and will be the last transaction processed on that date. The Voya LifePay Plus Rebalancing Dates occur on the rider effective date and each quarterly contract anniversary. Also, after the following transactions:
- Receipt of additional premiums;
- Transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
- Withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. **See "APPENDIX I – *Examples of Fixed Allocation Funds Automatic Rebalancing*."** You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in it. **See "APPENDIX I – *Examples of Fixed Allocation Funds Automatic Rebalancing*, Example I." By electing to purchase the Voya LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the Voya LifePay Plus rider if you do not wish to have your contract value reallocated in this manner.**

Death of Owner or Annuitant. The Voya LifePay Plus rider terminates (with the rider's charges assessed proportionally) on the date of death of the owner (or in the case of joint owners, the first owner), or the annuitant if there is a non-natural owner. Also, a Voya LifePay Plus rider that is in Lifetime Automatic Periodic Benefit Status terminates on the date of the annuitant's death.

Voya LifePay Plus Death Benefit Base. The Voya LifePay Plus rider has a death benefit that is payable upon the owner's death only when the Voya LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The Voya LifePay Plus Death Benefit Base is first calculated when you purchase the Voya LifePay Plus rider: (1) on the contract date – equal to the initial premium; or (2) after the contract date – equal to the contract value on the rider effective date.

The Voya LifePay Plus Death Benefit Base is increased by the dollar amount of any subsequent premiums and subject to any withdrawal adjustments. The Voya LifePay Plus Death Benefit Base is reduced by the dollar amount of any withdrawals for payment of third-party investment advisory fees before the Lifetime Withdrawal Phase begins, and for any withdrawals once the Lifetime Withdrawal Phase begins that are not Excess Withdrawals, including withdrawals for payment of third-party investment advisory fees. The Voya LifePay Plus Death Benefit Base is subject to a proportional reduction for an Excess Withdrawal. **Please see "Voya LifePay Plus Base – Withdrawals and Excess Withdrawals" above for more information.**

There is no additional charge for the death benefit associated with the Voya LifePay Plus rider. Please note that the Voya LifePay Plus Death Benefit Base is not eligible to participate in Annual Ratchets or Step-ups.

In the event the Voya LifePay Plus Death Benefit Base is greater than zero when the Voya LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, each periodic payment reduces the Voya LifePay Plus Death Benefit Base dollar for dollar until the earlier date of the Voya LifePay Plus Death Benefit Base being reduced to zero or the annuitant's death. Upon the annuitant's death, any remaining Voya LifePay Plus death benefit is payable to the beneficiary in a lump sum.

Spousal Continuation. If the surviving spouse of the deceased owner continues the Contract **(see "Death Benefit Choices – Continuation After Death – Spouse")**, the rider will also continue, provided the spouse becomes the annuitant and sole owner. At the time the Contract is continued, the Voya LifePay Plus Base is recalculated to equal the contract value, inclusive of the guaranteed death benefit – UNLESS the continuing spouse is a joint owner and the original annuitant, OR the Lifetime Withdrawal Phase has not yet begun. In this case, the Voya LifePay Plus Base is recalculated to equal the greater of: (1) the contract value, inclusive of the guaranteed death benefit; and (2) the last calculated Voya LifePay Plus Base, subject to a proportional adjustment for any withdrawals before spousal continuation. Regardless, the Voya LifePay Plus rider's guarantees resume on the next quarterly contract anniversary following spousal continuation. Any withdrawals after spousal continuation of the Contract but before the Voya LifePay Plus rider's guarantees resume are Excess Withdrawals. The Voya LifePay Plus rider remains eligible for the Annual Ratchet upon recalculation of the Voya LifePay Plus Base.

The Maximum Annual Withdrawal is also recalculated as the Voya LifePay Plus Base; however, there is no Maximum Annual Withdrawal upon spousal continuation until the Lifetime Withdrawal Phase begins on the date of the first withdrawal after spousal continuation, SO LONG AS the annuitant is age 59½. The Maximum Annual Withdrawal is recalculated to equal the applicable Maximum Annual Withdrawal Percentage, based on the new annuitant's age, multiplied by the Voya LifePay Plus Base. There is no adjustment to the Additional Withdrawal Amount upon spousal continuation of the Voya LifePay Plus rider for a Contract subject to the Required Minimum Distribution rules of the Tax Code. Any withdrawals before the owner's death and spousal continuation are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Please note, if the contract value on the previous business day is greater than the Voya LifePay Plus Base on the date the Lifetime Withdrawal Phase begins, then the Voya LifePay Plus Base will be set equal to that contract value before the Maximum Annual Withdrawal is first calculated. The rider will be eligible for any Step-Ups that may remain, and the Step-Up Tracker will be recalculated at the same time as the Voya LifePay Plus Base. Also, upon spousal continuation, the Voya LifePay Plus Death Benefit Base equals the Voya LifePay Plus Death Benefit Base before the owner's death, subject to any proportional adjustment for any withdrawals before spousal continuation of the rider.

In the event the Income Optimizer was elected, systematic installments of the Maximum Annual Withdrawal will continue, SO LONG AS the surviving spouse as annuitant is age 59½. The amount of these continuing payments may change since both the Voya LifePay Plus Base and the Maximum Annual Withdrawal are recalculated based on the new annuitant's age. The rider under the Income Optimizer will remain subject to the higher required specified percentage for allocations to the Fixed Allocation Funds, even if upon spousal continuation the Lifetime Withdrawal Phase has not yet begun, and there is no Maximum Annual Withdrawal, because the annuitant is not yet age 59½.

Contrary to the Voya Joint LifePay Plus rider, spousal continuation of the Voya LifePay Plus rider would likely NOT take effect at the same time as the Contract is continued. As noted above, the Voya LifePay Plus rider provides for spousal continuation only on a quarterly contract anniversary (subject to the spouse becoming the annuitant and sole owner). So if you are concerned about the availability of benefits being interrupted with spousal continuation of the Voya LifePay Plus rider, you might instead want to purchase the Voya Joint LifePay Plus rider.

Change of Owner or Annuitant. The Voya LifePay Plus rider terminates (with the rider's charge assessed proportionally) upon any ownership change or change of annuitant, except for:
- Spousal continuation as described above;
- Change of owner from one custodian to another custodian;
- Change of owner from a custodian for the benefit of an individual to the same individual;
- Change of owner from an individual to a custodian for the benefit of the same individual;
- Collateral assignments;
- Change in trust as owner where the individual owner and the grantor of the trust are the same individual;
- Change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual;

- Change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual;
- Change of owner pursuant to a court order; and
- Change of qualified plan ownership to that of the beneficial owner.

Surrender Charges. Once the Lifetime Withdrawal Phase begins, your withdrawals within a contract year up to the Maximum Annual Withdrawal (and any applicable Additional Withdrawal Amount) are not subject to surrender charges. We waive any surrender charges otherwise applicable to your withdrawal in a contract year that is less than or equal to the Maximum Annual Withdrawal. Excess Withdrawals are subject to surrender charges, whether or not the Lifetime Withdrawal Phase has begun. Once your contract value is reduced to zero, any periodic payments under the Voya LifePay Plus rider would not be subject to surrender charges. Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted. **See APPENDIX H for examples.**

Loans. No loans are permitted on Contracts with the Voya LifePay Plus rider.

Taxation. For more information about the tax treatment of amounts paid to you under the Voya LifePay Plus Rider, **see "FEDERAL TAX CONSIDERATIONS – Tax Consequences of Living Benefits and Enhanced Death Benefits."**

Voya Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya Joint LifePay Plus") Rider

The Voya Joint LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of both you and your spouse, even if these withdrawals reduce your contract value to zero. You may wish to purchase this rider if you are married and concerned that you and your spouse may outlive your income.

> **Important Note:**
> *We introduced the Voya Joint LifePay Plus rider on August 20, 2007, and launched changes to it on April 28, 2008, and January 12, 2009, subject to state approval where applicable. The below information pertains to the form of the Voya Joint LifePay Plus rider which was available for sale from May 1, 2009, through March 15, 2010, in states where approved.* ***If this form of the Voya Joint LifePay Plus rider was not approved for sale in your state when you purchased the rider, please see APPENDIX J for the information about the form of the Voya Joint LifePay Plus rider which was available to you.***

Eligibility. The Voya Joint LifePay Plus rider is only available for purchase by individuals who are married at the time of purchase (spouses) and eligible to elect spousal continuation (as defined by the Tax Code) of the Contract when the death benefit becomes payable, subject to the owner, annuitant and beneficiary requirements below. The maximum issue age is 80. Both spouses must meet the issue age requirement. The issue age is the age of each owner on the rider effective date. The Voya Joint LifePay Plus rider is not available for purchase with the Max 7 Enhanced Death Benefit. The Voya Joint LifePay Plus rider is subject to broker/dealer availability. **Please note that the Voya Joint LifePay Plus rider will not be issued unless the required owner, annuitant and beneficiary designations are met and until your contract value is allocated in accordance with the investment option restrictions described in "Investment Option Restrictions" below.**

The Voya Joint LifePay Plus rider is no longer available for purchase, including purchase by owners of existing Contracts. Previously, Contracts issued on and after November 1, 2004, were eligible for the Voya Joint LifePay Plus rider, subject to the conditions, requirements and limitations of the prior paragraph. Such Contracts must not already have had a living benefit rider. There is an election form for this purpose. Please contact Customer Service for more information.

Owner, Annuitant and Beneficiary Designations. For nonqualified Contracts: (1) joint owners must be spouses, and one of the owners the annuitant; and (2) for a Contract with only one owner, the owner's spouse must be the sole primary beneficiary. For qualified Contracts, there may only be one owner who must also be the annuitant, and then the owner's spouse must also be the sole primary beneficiary. Non-natural, custodial owners are only allowed with IRAs. Owner and beneficiary designations for custodial IRAs must be the same as for any other qualified Contract. The annuitant must be the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and owner's spouse. We do not maintain individual owner and beneficiary designations for custodial IRAs. We reserve the right to verify the date of birth and social security number of both spouses.

Rider Effective Date. The rider effective date is the date that coverage under the Voya Joint LifePay Plus rider begins. If you purchase the Voya Joint LifePay Plus rider when the Contract is issued, the rider effective date is also the contract date. If the Voya Joint LifePay Plus rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date.

Active Spouse. An Active Spouse is the person (people) upon whose life and age the guarantees are calculated under the Voya Joint LifePay Plus rider. There must be two Active Spouses when you purchase the Voya Joint LifePay Plus rider, who are married to each other and either are joint owners, or for a Contract with only one owner, the spouse must be the sole primary beneficiary. You cannot add an Active Spouse after the rider effective date. In general, changes in ownership of the Contract, the annuitant and/or beneficiary would result in one spouse being deactivated (the spouse is thereafter inactive). An inactive spouse is **not** eligible to exercise any rights or receive any benefits under the Voya Joint LifePay Plus rider, including continuing the Voya Joint LifePay Plus rider upon spousal continuation of the Contract. Once an Active Spouse is deactivated, the spouse may not become an Active Spouse again. Specific situations that would result in a spouse being deactivated include:

- For nonqualified Contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the Contract), or the change of one joint owner to a person other than an Active Spouse;
- For nonqualified Contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an Active Spouse or any change of beneficiary (including the addition of primary beneficiaries); or
- The spouse's death.

An owner may also request that a spouse be deactivated. Both owners must agree when there are joint owners. **However, all charges for the Voya Joint LifePay Plus rider would continue to apply, even after a spouse is deactivated, regardless of the reason. So please be sure to understand the impact of any beneficiary or owner changes on the Voya Joint LifePay Plus rider before requesting any changes.** Also, please note that a divorce terminates the ability of an ex-spouse to continue the Contract. **See "Divorce" below for more information.**

No Cancellation. Once you purchase the Voya Joint LifePay Plus rider, you may not cancel it unless you: (1) cancel the Contract during the Contract's free look period; (2) surrender the Contract; (3) begin the income phase and start receiving annuity payments; or (4) otherwise terminate the Contract pursuant to its terms. These events automatically cancel the Voya Joint LifePay Plus rider.

Termination. The Voya Joint LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you and your spouse while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you: (1) terminate your Contract pursuant to its terms during the accumulation phase, surrender your Contract, or begin receiving income phase payments in lieu of payments under the Voya Joint LifePay Plus rider; or (2) die during the accumulation phase (first owner to die if there are multiple contract owners, or death of annuitant if the contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract (and your spouse is an Active Spouse). The Voya Joint LifePay Plus rider also terminates with a change in contract ownership (other than a spousal beneficiary continuation on your death by an Active Spouse). Other circumstances that may cause the Voya Joint LifePay Plus rider to terminate automatically are discussed below.

Highlights. *This paragraph introduces the terminology of the Voya Joint LifePay Plus rider and how its components generally work together. Benefits and guarantees are subject to the terms, conditions and limitations of the Voya Joint LifePay Plus rider. More detailed information follows below, with the capitalized words that are underlined indicating headings for ease of reference.* The Voya Joint LifePay Plus rider guarantees an amount available for withdrawal from the Contract in any contract year once the Lifetime Withdrawal Phase begins – we use the Voya LifePay Plus Base as part of the calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is available for withdrawals at your discretion or systematic withdrawals pursuant to the terms of the Contract. Also, the Voya Joint LifePay Plus rider offers the Income Optimizer. The guarantee continues when the Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, at which time we will pay you periodic payments in an annual amount equal to the Maximum Annual Withdrawal (since contract value would be zero) until the last Active Spouse's death. The Voya LifePay Plus Base is eligible for Annual Ratchets and Step-ups, and subject to adjustment for any Excess Withdrawals. The Voya Joint LifePay Plus rider has an allowance for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that would otherwise be Excess Withdrawals. The Voya Joint LifePay Plus rider has a death benefit that is payable upon the owner's death only when the Voya LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The Voya Joint LifePay Plus rider allows for spousal continuation.

Voya LifePay Plus Base. The Voya LifePay Plus Base is first calculated when you purchase the Voya Joint LifePay Plus rider: (1) on the contract date – equal to the initial premium; or (2) after the contract date – equal to the contract value on the effective date of the rider.

The Voya LifePay Plus Base is increased, dollar for dollar, by any subsequent premiums. We refer to the Voya LifePay Plus Base as the MGWB Base in the Voya Joint LifePay Plus rider.

Withdrawals and Excess Withdrawals. Once the Lifetime Withdrawal Phase begins, withdrawals within a contract year up to the Maximum Annual Withdrawal, including for payment of third-party investment advisory fees, have no impact on the Voya LifePay Plus Base. These withdrawals will not incur surrender charges or a negative Market Value Adjustment associated with any Fixed Account Allocations.

Say, for example, the current contract value is $90,000 on a Contract with the Voya Joint LifePay Plus rider in the Lifetime Withdrawal Phase. The Voya LifePay Plus Base is $100,000, and the Maximum Annual Withdrawal is $5,000. Even though a withdrawal of $5,000 would reduce the contract value to $85,000, the Voya LifePay Plus Base would remain at its current level (as would the Maximum Annual Withdrawal as well) since the withdrawal did not exceed the Maximum Annual Withdrawal. **See below for more information about the Maximum Annual Withdrawal.**

An Excess Withdrawal is a withdrawal either before the Lifetime Withdrawal Phase begins (except for payment of third-party investment advisory fees), or once the Lifetime Withdrawal Phase begins, any portion of a withdrawal during a contract year that exceeds the Maximum Annual Withdrawal. An Excess Withdrawal will cause a proportional reduction of the Voya LifePay Plus Base – in the same proportion as contract value is reduced by the portion of the withdrawal that is considered excess, inclusive of surrender charges, or Market Value Adjustment associated with any Fixed Account Allocations (rather than the total amount of the withdrawal). An Excess Withdrawal will also cause the Maximum Annual Withdrawal to be recalculated. **See APPENDIX H, Illustrations 1, 2 and 6 for examples of the consequences of an Excess Withdrawal.**

Please note that any withdrawals before the rider effective date in the same contract year when the Voya Joint LifePay Plus rider is added after contract issue are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Annual Ratchet. The Voya LifePay Plus Base is recalculated on each contract anniversary – to equal the greater of: (1) the current Voya LifePay Plus Base; or (2) the current contract value. We call this recalculation the Annual Ratchet.

Once the Lifetime Withdrawal Phase begins, we reserve the right to increase the charge for the Voya Joint LifePay Plus rider upon the Annual Ratchet. You will never pay more than new issues of the Voya Joint LifePay Plus rider, subject to the maximum annual charge, and we promise not to increase the charge for your first five contract years. We will notify you in writing not less than 30 days before a charge increase. You may avoid the charge increase by canceling the forthcoming Annual Ratchet. Our written notice will outline the procedure you will need to follow to do so. Please note, however, from then on the Voya LifePay Plus Base would no longer be eligible for **any** Annual Ratchets, so the Maximum Annual Withdrawal Percentage would not be eligible to increase. **More information about the Maximum Annual Withdrawal Percentages is below under "Maximum Annual Withdrawal."** Our written notice will also remind you of the consequences of canceling the forthcoming Annual Ratchet.

Step-up. The Voya LifePay Plus Base is recalculated on each of the first ten contract anniversaries after the rider effective date, SO LONG AS you took no withdrawals during the preceding contract year – to equal the greatest of: the current Voya LifePay Plus Base; the current contract value; and the Voya LifePay Plus Base on the previous contract anniversary, increased by the Step-up.

The amount of the Step-up is the product of the Step-up Tracker on the previous contract anniversary times the Step-up percent, currently 6%. The Step-up Tracker is only used to calculate the amount of the Step-up. Initially, it equals the Voya LifePay Plus Base. Any premiums received during a contract year are added to the Step-up Tracker and eligible for a partial Step-up. Any withdrawals for payment of third-party investment advisory fees are subtracted from Step-up. Like the Voya LifePay Plus Base, the Step-up Tracker is eligible for Annual Ratchets and subject to a proportional adjustment for any Excess Withdrawals.

Please note that no partial Step-up is available in the first year after you purchase this rider post issue of the Contract. Your first opportunity for a Step-up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date.

Say, for example, that with a Contract purchased on January 1, 2007, the contract owner decides to add the Voya Joint LifePay Plus rider on March 15, 2007. The rider effective date is April 1, 2007, which is the date of the Contract's next following quarterly contract anniversary. Because on January 1, 2008 a full contract year will not have elapsed since the rider effective date, the Voya LifePay Plus Base will not be eligible for a step-up. Rather, the first opportunity for a step-up with this Contract is on January 1, 2009.

Lifetime Withdrawal Phase. The Lifetime Withdrawal Phase begins on the date of your first withdrawal (except those for payment of third-party investment advisory fees), SO LONG AS the youngest Active Spouse is age 59½. On this date, the Voya LifePay Plus Base is recalculated to equal the greater of the current Voya LifePay Plus Base or the contract value on the previous business day. The Lifetime Withdrawal Phase will continue until the earliest of:

- The date annuity payments begin **(see "THE ANNUITY OPTIONS")**;
- Reduction of the contract value to zero by an Excess Withdrawal;
- Reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;
- Surrender of the Contract;
- The death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary is an Active Spouse who elects to continue the Contract; or
- The last Active Spouse dies.

The Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status in the event contract value is reduced to zero other than by an Excess Withdrawal. **Please see "Lifetime Automatic Periodic Benefit Status" below for more information.**

Maximum Annual Withdrawal. The Maximum Annual Withdrawal is the amount that the Voya Joint LifePay Plus rider guarantees to be available for withdrawal from the Contract in any contract year. The Maximum Annual Withdrawal is first calculated when the Lifetime Withdrawal Phase begins and equals the applicable Maximum Annual Withdrawal Percentage, based on the younger Active Spouse's age, multiplied by the Voya LifePay Plus Base.

The Maximum Annual Withdrawal Percentages are:

	Ages
4%	59½ to 64
5%	65 to 75
6%	76 to 79
7%	80+

The Maximum Annual Withdrawal is thereafter recalculated whenever the Voya LifePay Plus Base is recalculated, for example, upon the Annual Ratchet or Step-up. Also, the Maximum Annual Withdrawal Percentage can increase with the Annual Ratchet as the younger Active Spouse grows older.

In the event on the date the Lifetime Withdrawal Phase begins the contract value on the previous business day is greater than the Voya LifePay Plus Base, then before the Maximum Annual Withdrawal is first calculated, the Voya LifePay Plus Base will be set equal to that contract value. The greater the Voya LifePay Plus Base, the greater the amount guaranteed to be available to you for withdrawals under the Voya Joint LifePay Plus rider in calculating the Maximum Annual Withdrawal for the first time.

Income Optimizer. The Voya Joint LifePay Plus rider offers the option to elect to receive the Maximum Annual Withdrawal in systematic installments over the lives of both Active Spouses. We call this option the Income Optimizer. You may elect the Income Optimizer during the Lifetime Withdrawal Phase. This election is in lieu of the Contract's other annuity options, and these payments will be subject to the same tax treatment as an annuity payment. The Income Optimizer is only available on nonqualified Contracts.

The frequency of payments under the Income Optimizer may be annual, quarterly or monthly. While you are receiving payments under the Income Optimizer, the Voya LifePay Plus Base remains eligible for Annual Ratchets. Your Contract may still have a contract value and death benefit. Spousal continuation of payments under the Income Optimizer is permitted. Any withdrawals in excess of the Maximum Annual Withdrawal are Excess Withdrawals that would cause a proportional reduction of the Voya LifePay Plus Base, as well as a reduction of the Maximum Annual Withdrawal.

Your election is subject to restrictions – you may not: (1) revoke your election; (2) add on premiums; (3) exchange the Contract; (4) annuitize the Contract; or (5) change ownership (except as permitted under **"Change of Owner or Annuitant"** below). Once you choose the frequency of payments, you may not change it. Also, the specified percentage of your contract value required to be allocated to Fixed Allocation Funds is higher, and the investment options available for this purpose are limited. **Please see "Investment Option Restrictions" below for the details.** You may surrender your Contract at any time.

Payments under the Income Optimizer will continue until the Terminal Date, at which time you waive any remaining contract value and death benefit and the Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status. The Terminal Date is the contract anniversary following the youngest Active Spouse's 95th birthday. Alternatively, you may wish to extend the Terminal Date to the contract anniversary following the youngest Active Spouse's 115th birthday in order to liquidate your contract value that may remain before the Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status. Regardless, your payments of the Maximum Annual Withdrawal will continue during the Lifetime Automatic Periodic Benefit Status until the death of the last Active Spouse. We will notify you in writing in advance of the Terminal Date to remind you of this alternative and how to extend the Terminal Date.

Lifetime Income Annuity Option. In the event the Contract's annuity commencement date is reached while the Voya Joint LifePay Plus rider is in the Lifetime Withdrawal Phase, you may elect a life only annuity option, in lieu of the Contract's other annuity options. Payments under this option will be joint life if both Active Spouses are living, or for the life of the only Active Spouse, and are based on the minimum annual payment factors for each $1,000 reflected in the rider data table. Also, these payments will never be less than the same frequency of payments of the Maximum Annual Withdrawal at that time. **For more information about the Contract's annuity options, see "THE ANNUITY OPTIONS."**

Required Minimum Distributions. The Voya Joint LifePay Plus rider allows for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that exceed the Maximum Annual Withdrawal without causing a proportional reduction of the Voya LifePay Plus Base and recalculation of the Maximum Annual Withdrawal. If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, then an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal. Once you have taken the Maximum Annual Withdrawal for the then current contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year – without constituting an Excess Withdrawal. **See APPENDIX H, Illustration 3 for an example.**

Withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts are Excess Withdrawals that will cause a proportional reduction of the Voya LifePay Plus Base and the Maximum Annual Withdrawal to be recalculated. **See APPENDIX H, Illustration 5 for an example of the consequences of an Excess Withdrawal with an Additional Withdrawal Amount.** The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any amount remaining will expire. **See APPENDIX H, Illustration 4 for an example of the Additional Withdrawal Amount being carried over. Please note that there is no adjustment to the Additional Withdrawal Amount for Annual Ratchets or upon spousal continuation of the Voya Joint LifePay Plus Rider.**

Lifetime Automatic Periodic Benefit Status. The Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status when your contract value is reduced to zero other than by an Excess Withdrawal. (A withdrawal in excess of the Maximum Annual Withdrawal that causes your contract value to be reduced to zero will terminate the Voya Joint LifePay Plus rider.) You will no longer be entitled to make withdrawals, but instead will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal. When the rider enters Lifetime Automatic Periodic Benefit Status: (1) the Contract will provide no further benefits (including death benefits) other than as provided under the Voya Joint LifePay Plus rider; (2) no further premium payments will be accepted; and (3) any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the last Active Spouse at which time both the rider and the Contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the last Active Spouse's death.

If when the Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the first contract anniversary following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

In the event contract value is reduced to zero before the Lifetime Withdrawal Phase begins, Lifetime Automatic Periodic Benefit Status is deferred until the contract anniversary on or after the youngest Active Spouse is age 59½. During this time, the Voya Joint LifePay Plus rider's death benefit remains payable upon the last Active Spouse's death. Also, the Voya LifePay Plus Base remains eligible for Step-ups. Once the Voya Joint LifePay Plus rider enters the Lifetime Automatic Periodic Benefit Status, periodic payments will begin in an annual amount equal to the applicable Maximum Annual Withdrawal Percentage, based on the youngest Active Spouse's age, multiplied by the Voya LifePay Plus Base. If an Active Spouse were to die while Lifetime Automatic Periodic Benefit Status is deferred, then when the Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, and the annual amount of the periodic payments, would be based on the remaining Active Spouse's age.

You may elect to receive systematic withdrawals pursuant to the terms of the Contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your Contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made annually, then the payments will be made on the next business day following each contract anniversary.

Investment Option Restrictions. While the Voya Joint LifePay Plus rider is in effect, there are limits on the investment portfolios to which your contract value may be allocated. Contract value allocated to investment portfolios other than Accepted Funds will be rebalanced so as to maintain at least the required specified percentage of such contract value in the Fixed Allocation Funds, which is 30%; 40% with the Income Optimizer.

See "Fixed Allocation Funds Automatic Rebalancing," below. We have these investment option restrictions to lessen the likelihood we would have to make payments under this rider. We require this allocation regardless of your investment instructions to the Contract. The Voya Joint LifePay Plus rider will not be issued until your contract value is allocated in accordance with these investment option restrictions. The timing of when and how we apply these investment option restrictions is discussed further below.

Accepted Funds. The currently available Accepted Funds are listed in **APPENDIX M**. No rebalancing is necessary when contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days' notice to you. If a change is made, the change will apply to contract value allocated to such funds after the date of the change.

Fixed Allocation Funds. The currently available Fixed Allocation Funds are listed in **APPENDIX M**. You may allocate your contract value to one or more Fixed Allocation Funds. We consider the Voya Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All investment portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than the required specified percentage of the total contract value allocated among the Fixed Allocation Funds and Other Funds on any Voya Joint LifePay Plus Rebalancing Date (30%; 40% with the Income Optimizer), we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that the required specified percentage of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done proportionally from the Other Funds to the Fixed Allocation Funds and will be the last transaction processed on that date. The Voya Joint LifePay Plus Rebalancing Dates occur on the rider effective date and each quarterly contract anniversary. Also, after the following transactions:

- Receipt of additional premiums;
- Transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
- Withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. **See "APPENDIX I – *Examples of Fixed Allocation Funds Automatic Rebalancing.*"** You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in it. **See "APPENDIX I – *Examples of Fixed Allocation Funds Automatic Rebalancing,* Example I." By electing to purchase the Voya Joint LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the Voya Joint LifePay Plus rider if you do not wish to have your contract value reallocated in this manner.**

Divorce. Generally, in the event of divorce, the spouse who retains ownership of the Contract will continue to be entitled to all rights and benefits of the Voya Joint LifePay Plus rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during the Lifetime Withdrawal Phase, the Voya Joint LifePay Plus rider would continue until the owner's death (first owner in the case of joint owners, or annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the Voya Joint LifePay Plus rider cannot be continued by the new spouse. As a result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal would be considered a withdrawal for purposes of the Voya LifePay Plus Base. **See "Voya LifePay Plus Base – Withdrawals and Excess Withdrawals" above.** In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change in the amount of your periodic payments. Payments will continue until both spouses are deceased.

Death of Owner or Annuitant. The Voya Joint LifePay Plus rider terminates (with the rider's charges assessed proportionally) on the earlier of the date of death of the last Active Spouse, or when the surviving spouse decides not to continue the Contract.

Voya LifePay Plus Death Benefit Base. The Voya Joint LifePay Plus rider has a death benefit that is payable upon the first owner's death only when the Voya LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The Voya LifePay Plus Death Benefit Base is first calculated when you purchase the Voya Joint LifePay Plus rider: (1) on the contract date – equal to the initial premium; or (2) after the contract date – equal to the contract value on the rider effective date.

The Voya LifePay Plus Death Benefit Base is increased by the dollar amount of any subsequent premiums and subject to any withdrawal adjustments. The Voya LifePay Plus Death Benefit Base is reduced by the dollar amount of any withdrawals for payment of third-party investment advisory fees before the Lifetime Withdrawal Phase begins, and for any withdrawals once the Lifetime Withdrawal Phase begins that are not Excess Withdrawals, including withdrawals for payment of third-party investment advisory fees. The Voya LifePay Plus Death Benefit Base is subject to a proportional reduction for an Excess Withdrawal. **Please see "Voya LifePay Plus Base – Withdrawals and Excess Withdrawals" above for more information.**

There is no additional charge for the death benefit associated with the Voya Joint LifePay Plus rider. Please note that the Voya LifePay Plus Death Benefit Base is not eligible to participate in Annual Ratchets or Step-ups.

In the event the Voya LifePay Plus Death Benefit Base is greater than zero when the Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, each periodic payment reduces the Voya LifePay Plus Death Benefit Base dollar for dollar until the earlier date of the Voya LifePay Plus Death Benefit Base being reduced to zero or the last Active Spouse's death. Upon the last Active Spouse's death, any remaining Voya LifePay Plus death benefit is payable to the beneficiary in a lump sum.

Spousal Continuation. If the surviving spouse of the deceased owner continues the Contract **(see "DEATH BENEFIT CHOICES – Continuation After Death – Spouse")**, the rider will also continue, SO LONG AS the surviving spouse in an Active Spouse. At that time, the Voya LifePay Plus Base is recalculated to equal the greater of: the contract value, inclusive of the guaranteed death benefit; and the last calculated Voya LifePay Plus Base, subject to proportional adjustment for any withdrawals before spousal continuation.

The Maximum Annual Withdrawal is also recalculated; however, there is no Maximum Annual Withdrawal upon spousal continuation until the Lifetime Withdrawal Phase begins on the date of the first withdrawal after spousal continuation, SO LONG AS the last Active Spouse is age 59½. The Maximum Annual Withdrawal is recalculated to equal the applicable Maximum Annual Withdrawal Percentage, based on the last Active Spouse's age, multiplied by the Voya LifePay Plus Base. There is no adjustment to the Additional Withdrawal Amount upon spousal continuation of the Voya Joint LifePay Plus rider for a Contract subject to the Required Minimum Distribution rules of the Tax Code. Any withdrawals before the owner's death and spousal continuation are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Please note, if the contract value on the previous business day is greater than the Voya LifePay Plus Base on the date the Lifetime Withdrawal Phase begins, then the Voya LifePay Plus Base will be set equal to that contract value before the Maximum Annual Withdrawal is first calculated. The rider will be eligible for any Step-ups that may remain, and the Step-up Tracker will be recalculated at the same time as the Voya LifePay Plus Base. Also, upon spousal continuation, the Voya LifePay Plus Death Benefit Base equals the Voya LifePay Plus Death Benefit Base before the owner's death, subject to any proportional adjustment for any withdrawals before spousal continuation of the rider.

Change of Owner or Annuitant. The Voya Joint LifePay Plus rider terminates (with the rider's charge assessed proportionally) upon an ownership change or change of annuitant, except for:
- Spousal continuation as described above;
- Change of owner from one custodian to another custodian;
- Change of owner from a custodian for the benefit of an individual to the same individual (owner's spouse must be named sole primary beneficiary to remain an Active Spouse);
- Change of owner from an individual to a custodian for the benefit of the same individual;
- Collateral assignments;
- For nonqualified Contracts only, the addition of a joint owner, provided the added joint owner is the original owner's spouse and is an Active Spouse when added as a joint owner;
- For nonqualified Contracts only, the removal of a joint owner, provided the removed joint owner is an Active Spouse and becomes the sole primary beneficiary; and
- Change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner, provided both spouses are Active Spouses at the time of the change.

Surrender Charges. Once the Lifetime Withdrawal Phase begins, your withdrawals within a contract year up to the Maximum Annual Withdrawal (and any applicable Additional Withdrawal Amount) are not subject to surrender charges. We waive any surrender charges otherwise applicable to your withdrawal in a contract year that is less than or equal to the Maximum Annual Withdrawal. Excess Withdrawals are subject to surrender charges, whether or not the Lifetime Withdrawal Phase has begun. Once your contract value is reduced to zero, any periodic payments under the Voya Joint LifePay Plus rider would not be subject to surrender charges. Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted. **See APPENDIX H for examples.**

Loans. No loans are permitted on Contracts with the Voya Joint LifePay Plus rider.

Taxation. For more information about the tax treatment of amounts paid to you under the Voya Joint LifePay Plus Rider, **see "FEDERAL TAX CONSIDERATIONS – Tax Consequences of Living Benefits and Enhanced Death Benefits."**

WITHDRAWALS

Except under certain qualified Contracts, you may withdraw all or part of your money any time during the accumulation phase and before the death of the contract owner. If you request a withdrawal for more than 90% of the cash surrender value, and the remaining cash surrender value after the withdrawal is less than $2,500, we will treat it as a request to surrender the Contract. If any single withdrawal or the sum of withdrawals exceeds the Free Withdrawal Amount, you will incur a surrender charge. The Free Withdrawal Amount is the total of your cumulative earnings (which is your contract value less premium payments received and prior withdrawals); and 10% of premium payments not previously withdrawn received within eight years prior to the date of the withdrawal.

You need to submit to us a request specifying the Fixed Interest Allocations or subaccounts from which to withdraw amounts, otherwise we will make the withdrawal proportionally from all of the subaccounts in which you are invested. If there is not enough contract value in the subaccounts, we will deduct the balance of the withdrawal from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until we have honored your request. We will apply a Market Value Adjustment to any withdrawal from your Fixed Interest Allocation taken more than 30 days before its maturity date. Definitive guidance on the proper federal tax treatment of the Market Value Adjustment has not been issued. You may want to discuss the potential tax consequences of a Market Value Adjustment with your tax and/or legal adviser. We will determine the contract value as of the close of business on the day we receive your withdrawal request at Customer Service. The contract value may be more or less than the premium payments made.

If any limitation on allocations to the Restricted Funds has been exceeded, subsequent withdrawals must be taken so that the percentage of contract value in the Restricted Funds following the withdrawal would not be greater than the percentage of contract value in the Restricted Funds prior to the withdrawal. So in this event, you would either need to take your withdrawal from the Restricted Funds proportionally from all variable subaccounts.

Please be aware that the benefit we pay under certain optional benefit riders may be reduced by any withdrawals you take while the optional benefit rider is in effect. Withdrawals may be subject to taxation and tax penalties.

We offer the following three withdrawal options:

Regular Withdrawals

After the free look period, you may make regular withdrawals. Each withdrawal must be a minimum of $100. We will apply a Market Value Adjustment to any regular withdrawal you take from a Fixed Interest Allocation more than 30 days before its maturity date. **See APPENDIX C for more information on the application of the Market Value Adjustment.**

Systematic Withdrawals

You may choose to receive automatic systematic withdrawal payments from the contract value in the subaccounts in which you are invested or from the interest earned in your Fixed Interest Allocations. You may not elect the systematic withdrawal option if you are taking IRA withdrawals. Systematic withdrawals may be taken monthly, quarterly or annually. If you have contract value allocated to one or more Restricted Funds, and you elect to receive systematic withdrawals from the subaccounts in which you are invested, the systematic withdrawals must be taken proportionally from all subaccounts in which contract value is invested. If you do not have contract value allocated to a Restricted Fund and choose systematic withdrawals on a non-proportional basis, we will monitor the withdrawals annually. If you subsequently allocate contract value to one or more Restricted Funds, we will require you to take your systematic withdrawals proportionally from all subaccounts in which contract value is invested. There is no additional charge for this feature.

You decide the date on which you would like your systematic withdrawals to start. This date must be at least 30 days after the contract date and no later than the 28th day of the month. Subject to these rules, if you have not indicated the date, your systematic withdrawals will occur on the next business day after your contract date (or the monthly or quarterly anniversary thereof) for your desired frequency.

Each systematic withdrawal amount must be a minimum of $100. The amount of your systematic withdrawal can either be: (1) a fixed dollar amount; or (2) an amount based on a percentage of the premiums not previously withdrawn from the subaccounts in which you are invested. Both forms of systematic withdrawals are subject to the applicable maximum as shown below, which is calculated on each withdrawal date:

Frequency	Maximum Percentage of Premiums not Previously Withdrawn
Monthly	0.83%
Quarterly	2.50%
Annually	10.00%

A fixed dollar systematic withdrawal of less than $100 on any withdrawal date will terminate your systematic withdrawal. Your fixed dollar systematic withdrawals will never exceed the maximum percentage. If you want fixed dollar systematic withdrawals to exceed the maximum percentage and are willing to incur associated surrender charges, consider the Fixed Dollar Systematic Withdrawal Feature discussed below which you may add to your regular fixed dollar systematic withdrawal program.

If your systematic withdrawal is based on a percentage of the premiums not previously withdrawn from the subaccounts in which you are invested, and the amount to be withdrawn based on that percentage would be less than $100, we will contact you to seek alternative instructions. Unless you provide instructions, if the systematic withdrawal would exceed the maximum percentage, we will send the amount, and then automatically cancel your systematic withdrawal option.

We limit systematic withdrawals from Fixed Interest Allocations to interest earnings during the prior month, quarter, or year, depending on the frequency you chose. Systematic withdrawals are not subject to a Market Value Adjustment, unless you have added the Fixed Dollar Systematic Withdrawal Feature discussed below and the payments exceed interest earnings. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(q) and 72(t) distributions. A Fixed Interest Allocation may not participate in both the systematic withdrawal option and the dollar cost averaging program at the same time.

You may change the amount or percentage of your systematic withdrawal once each contract year or cancel this option at any time by sending satisfactory notice to Customer Service at least seven days before the next scheduled withdrawal date. If you submit a subsequent premium payment after you have applied for systematic withdrawals, we will not adjust future withdrawals under the systematic withdrawal program unless you specifically request that we do so. The systematic withdrawal option may commence in a contract year where a regular withdrawal has been taken but you may not change the amount or percentage of your withdrawals in any contract year during which you have previously taken a regular withdrawal.

Subject to availability, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the beneficiary's lifetime ("stretch"). Stretch payments will be subject to the same limitations as systematic withdrawals, and nonqualified stretch payments will be reported on the same basis as other systematic withdrawals.

Fixed Dollar Systematic Withdrawal Feature

You may add the Fixed Dollar Systematic Withdrawal Feature to your regular fixed dollar systematic withdrawal program. This feature allows you to receive a systematic withdrawal in a fixed dollar amount in addition to your systematic withdrawal program regardless of any potential impact of surrender charges or Market Value Adjustments. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(q) and 72(t) distributions. You choose the amount of the fixed systematic withdrawals, which may total up to an annual maximum of 10% of your premium payments not previously withdrawn as determined on the day we receive your election of this feature. We will not recalculate the maximum limit when you make additional premium payments, unless you instruct us to do so. We will assess a surrender charge on the withdrawal date if the withdrawal exceeds the maximum limit as calculated on the withdrawal date. We will assess a Market Value Adjustment on the withdrawal date if the withdrawal from a Fixed Interest Allocation exceeds your interest earnings on the withdrawal date. We will apply the surrender charge and any Market Value Adjustment directly to your contract value (rather than to the withdrawal) so that the amount of each systematic withdrawal remains fixed.

Fixed dollar systematic withdrawals which are intended to satisfy the requirements of Section 72(q) or 72(t) of the Tax Code may exceed the maximum. Such withdrawals are subject to surrender charges and Market Value Adjustments when they exceed the applicable maximum percentage.

IRA Withdrawals

If you have a non-Roth IRA Contract and will be at least age 70½ during the current calendar year, you may elect to have distributions made to you to satisfy requirements imposed by federal tax law. IRA withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service ("IRS") rules governing mandatory distributions under qualified plans. We will send you a notice before your distributions commence. You may elect to take IRA withdrawals at that time, or at a later date. You may not elect IRA withdrawals and participate in systematic withdrawals at the same time. If you do not elect to take IRA withdrawals, and distributions are required by federal tax law, distributions adequate to satisfy the requirements imposed by federal tax law may be made. Thus, if you are participating in systematic withdrawals, distributions under that option must be adequate to satisfy the mandatory distribution rules imposed by federal tax law.

You choose the frequency of your IRA withdrawals (monthly, quarterly or annually) and the start date. This date must be at least 30 days after the contract date and no later than the 28th day of the month. Subject to these rules, if you have not indicated the date, your IRA withdrawals will occur on the next business day after your contract date for your desired frequency.

You may request us to calculate the amount you are required to withdraw from your Contract each year based on the information you give us and various choices you make. For information regarding the calculation and choices you have, see the SAI. Or, we will accept your written instructions regarding the calculated amount required to be withdrawn from your Contract each year. The minimum dollar amount you can withdraw is $100. When we determine the required IRA withdrawal amount for a taxable year based on the frequency you select, if that amount is less than $100, we will pay $100. At any time where the IRA withdrawal amount is greater than the contract value, we will cancel the Contract and send you the amount of the cash surrender value.

You may change the payment frequency of your IRA withdrawals once each contract year or cancel this option at any time by sending satisfactory notice to Customer Service at least seven days before the next scheduled withdrawal date.

An IRA withdrawal from a Fixed Interest Allocation in excess of the amount allowed under systematic withdrawals will be subject to a Market Value Adjustment and may be subject to surrender charge.

Consult your tax and/or legal adviser regarding the tax consequences associated with taking withdrawals. You are responsible for determining that withdrawals comply with applicable law. A withdrawal made before the taxpayer reaches age 59½ may result in a 10% penalty tax. **See "FEDERAL TAX CONSIDERATIONS" for more details.**

TRANSFERS AMONG YOUR INVESTMENTS (EXCESSIVE TRADING POLICY)

Between the end of the free look period and the annuity start date, you may transfer your contract value among the subaccounts in which you are invested and your Fixed Interest Allocations. We currently do not charge you for transfers made during a contract year, but reserve the right to charge for each transfer after the twelfth transfer in a contract year. **We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgment or in accordance with applicable law.** We will apply a Market Value Adjustment to transfers from a Fixed Interest Allocation taken more than 30 days before its maturity date, unless the transfer is made under the dollar cost averaging program. Keep in mind that transfers between Covered Funds, Special Funds and Excluded Funds and other investment portfolios may negatively impact your death benefit or rider benefits.

If you allocate contract value to an investment option that has been designated as a Restricted Fund, your ability to transfer contract value to the Restricted Fund may be limited. A transfer to the Restricted Funds will not be permitted to the extent that it would increase the contract value in the Restricted Fund to more than the applicable limits following the transfer. We do not limit transfers from Restricted Funds. If the result of multiple reallocations is to lower the percentage of total contract value in the Restricted Fund, the reallocation will be permitted even if the percentage of contract value in the Restricted Fund is greater than the limit.

Please be aware that the benefit we pay under an optional benefit rider may be affected by certain transfers you make while the rider is in effect. Transfers, including those involving Special Funds or Excluded Funds, may also affect your optional rider base. **See "LIVING BENEFIT RIDERS."**

The minimum amount that you may transfer is $100 or, if less, your entire contract value held in a subaccount or a Fixed Interest Allocation. To make a transfer, you must notify Customer Service and all other administrative requirements must be met. We will determine transfer values at the end of the business day on which we receive the transfer request at Customer Service. If we receive your transfer request after 4 p.m. eastern time or the close of regular trading of the NYSE, we will make the transfer on the next business day.

Separate Account B and the Company will not be liable for following instructions communicated by telephone or other approved electronic means that we reasonably believe to be genuine. We may require personal identifying information to process a request for transfer made over the telephone, over the internet or other approved electronic means. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions, even if appropriate identifying information is provided.

Limits on Frequent or Disruptive Transfers

The Contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should be aware that:**
- **We suspend the Electronic Trading Privileges, as defined below, of any individual or organization if we determine, in our sole discretion, that the individual's or organization's transfer activity is disruptive or not in the best interest of other owners of our variable insurance and retirement products; and**
- **Each underlying fund may limit or restrict fund purchases and we will implement any limitation or restriction on transfers to an underlying fund as directed by that underlying fund.**

Consequently, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the Contract.

Excessive Trading Policy. We and the other members of the Voya family of companies that provide multi-fund variable insurance and retirement products, have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:
- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:
- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:
- Purchases or sales of shares related to non-fund transfers (for example, new premium payments, withdrawals and loans);
- Transfers associated with any scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the Voya family of companies or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit ("VRU"), telephone calls to Customer Service, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip in the prior twelve month period will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of the warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those which involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

We do not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners or, as applicable, to all contract owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the Voya family of companies, either by prospectus or stated contract, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the Contract. Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner transactions, this information may include personal contract owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's transactions if the fund determines that the contract owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of premium or contract value to the fund or all funds within the fund family.

Dollar Cost Averaging

You may elect to participate in our dollar cost averaging program through either the Voya Government Liquid Assets Portfolio or a Fixed Interest Allocation, subject to availability, starting 30 days after the contract date. These investment options serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to the subaccounts you specify. There is no additional charge for dollar cost averaging. Dollar cost averaging is not available with automatic rebalancing and may be subject to limited availability with systematic withdrawals.

We also may offer dollar cost averaging Fixed Interest Allocations for durations of six months and one year, subject to availability, exclusively for use with the dollar cost averaging program.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to other subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

Dollar cost averaging requires a minimum monthly transfer amount of $100. We will transfer all your money allocated to that source account into the subaccount(s) you specify in equal payments over the relevant duration. The last payment will include earnings accrued over the duration. If you make an additional premium payment into a Fixed Interest Allocation subject to dollar cost averaging, the amount of your transfers under the dollar cost averaging program remains the same, unless you instruct us to increase the transfer amount.

Transfers under the dollar cost averaging program are not subject to a Market Value Adjustment. However, if you terminate the dollar cost averaging program for a dollar cost averaging Fixed Interest Allocation and there is money remaining in the dollar cost averaging Fixed Interest Allocation, we will transfer the remaining money to the Voya Government Liquid Assets Portfolio. Such transfer will trigger a Market Value Adjustment if the transfer is made more than 30 days before the maturity date of the dollar cost averaging Fixed Interest Allocation.

If you do not specify to which subaccounts you want to transfer the dollar amount of the source account, we will transfer the money to the subaccounts in which you are invested proportionally, subject to any fund purchase restrictions. The transfer date is the same day each month as your contract date. If, on any transfer date, your contract value in a source account is equal or less than the amount you have elected to have transferred, the entire amount will be transferred and the program will end. You may terminate the dollar cost averaging program at any time by sending satisfactory notice to Customer Service at least seven days before the next transfer date.

Transfers under the dollar cost averaging program must be in compliance with the investment restrictions for the living benefit riders. If you set up dollar cost averaging transfers that are not in compliance with such restrictions, the fixed allocation funds automatically rebalancing feature of those living benefit riders will automatically rebalance the amounts to bring them into compliance.

You are permitted to transfer contract value to a Restricted Fund, subject to the limitations described above in this section and in **"THE FUNDS – *Restricted Funds*."** Compliance with the individual and aggregate Restricted Fund limits will be reviewed when the dollar cost averaging program is established. Transfers under the dollar cost averaging program must be within those limits. We will not review again your dollar cost averaging election for compliance with the individual and aggregate limits for investment in the Restricted Funds except in the case of the transactions described below:

- **Amount added to source account:** If you add amounts to the source account which would increase the amount to be transferred under the dollar cost averaging program, we will review the amounts to be transferred to ensure that the individual and aggregate limits are not being exceeded. If such limits would be exceeded, we will require that the dollar cost averaging transfer amounts be changed to ensure that the transfers are within the limits based on the then-current allocation of contract value to the Restricted Fund(s) and the then-current value of the amount designated to be transferred to that Restricted Fund(s);
- **Additional premium paid:** Up to the individual Restricted Fund percentage limit may be allocated to a Restricted Fund. If you request more than the individual limit be allocated to a Restricted Fund, we will look at the aggregate limit, subtract the current allocation to Restricted Funds, and subtract the current value of amounts to be transferred under the dollar cost averaging program to Restricted Funds. The excess, if any, is the maximum that may be allocated proportionally to the Restricted Funds; and
- **Reallocation request is made while the dollar cost averaging program is active:** If the reallocation would increase the amount allocated to Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to Restricted Funds and less the current value of any remaining amounts to be transferred under the dollar cost averaging program to the Restricted Funds.

We may offer additional subaccounts or fixed interest allocations as part of or withdraw any subaccount or Fixed Interest Allocation from the dollar cost averaging program, stop offering dollar cost averaging Fixed Interest Allocations or otherwise modify, suspend or terminate this program. Such change will not affect any dollar cost averaging programs in operation at the time.

Automatic Rebalancing

If you have at least $10,000 of contract value invested in the subaccounts of Separate Account B, you may elect to have your investments in the subaccounts automatically rebalanced. Automatic rebalancing is not available if you participate in dollar cost averaging. Automatic rebalancing will not take place during the free look period. Automatic rebalancing is subject to any fund purchase restrictions; however, transfers made pursuant to automatic rebalancing do not count toward the 12-transfer limit on free transfers. There is no additional charge for this feature.

You are permitted to reallocate between Restricted and non-Restricted Funds, subject to the limitations described above, in this section and in **"THE FUNDS – Restricted Funds."** If the reallocation would increase the amount allocated to the Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to all Restricted Funds.

We will transfer funds under your Contract on a quarterly, semi-annual, or annual calendar basis among the subaccounts to maintain the investment blend of your selected subaccounts. The minimum size of any allocation must be in full percentage points. Rebalancing does not affect any amounts that you have allocated to Fixed Account II. The program may be used in conjunction with the systematic withdrawal option only if withdrawals are taken proportionally.

To participate in automatic rebalancing, send satisfactory notice to Customer Service. We will begin the program on the last business day of the period in which we receive the notice. You may cancel the program at any time. The program will automatically terminate if you choose to reallocate your contract value among the subaccounts or if you make an additional premium payment or partial withdrawal on other than a proportional basis. Additional premium payments and partial withdrawals made proportionally will not cause the automatic rebalancing program to terminate.

The Company may change the automatic rebalancing program at any time.

DEATH BENEFIT CHOICES

Death Benefit During the Accumulation Phase

During the accumulation phase, a death benefit (and earnings multiplier benefit, if elected) is payable when either the contract owner, or the first of joint owners or the annuitant (when a contract owner is not an individual) dies before the annuity start date. Assuming you are the contract owner, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the Contract. We calculate the death benefit value as of the close of the business day on which we receive written notice and due proof of death, as well as any required paperwork, at Customer Service ("claim date"). If your beneficiary wants to receive the death benefit on a date later than this, it may affect the amount of the benefit payable in the future. If there is a beneficiary who is not the spouse of the contract owner, the value of the death benefit may be allocated to the Fixed Interest Division and earn a fixed rate of interest from the claim date until the date of payment. If the spouse is the sole beneficiary of the contract owner, the value of the death benefit will remain allocated to the investment options in which contract value is allocated on the claim date and may be subject to market performance, positive or negative, from the claim date until the date of payment. The proceeds may be received in a single sum, applied to any of the annuity options, or, if available, paid over the beneficiary's lifetime. **See "*Systematic Withdrawals*," above.** A beneficiary's right to elect an annuity option or receive a lump-sum payment may have been restricted by the contract owner. If so, such rights or options will not be available to the beneficiary.

If we do not receive a request to apply the death benefit proceeds to an annuity option, we will make a single sum distribution. Subject to the conditions and requirements of state law, unless you elect otherwise, the distribution will generally be made into an interest bearing account, backed by our general account. This account is not guaranteed by the FDIC and, as part of our general account, is subject to the claims of our creditors. Beneficiaries that receive death benefit distributions through this account may access the entire proceeds at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and the interest credited on the account may be less than under other settlement options. We will generally distribute death benefit proceeds within seven days after Customer Service has received sufficient information to make the payment. **For information on required distributions under federal income tax laws, you should see "Required Distributions Upon Contract Owner's Death."** At the time of death benefit election, the beneficiary may elect to receive the death benefit proceeds directly by check rather than through the draftbook feature of the interest bearing account by notifying Customer Service. Beneficiaries should carefully review all settlement and payment options available under the Contract and are encouraged to consult with a financial professional or tax and/or legal adviser before choosing a settlement or payment option.

You may choose one of the following Death Benefits: (1) the Standard Death Benefit; (2) the Quarterly Ratchet Enhanced Death Benefit; or (3) the Max 7 Enhanced Death Benefit. The Quarterly Ratchet Enhanced Death Benefit and the Max 7 Enhanced Death Benefit are available only if the contract owner or the annuitant (if the contract owner is not an individual) is not more than 75 years old at the time of purchase. The Enhanced Death Benefits are available only at the time you purchase your Contract. The Enhanced Death Benefits are not available where a Contract is owned by joint owners. Not all death benefits are available in every state. If you do not choose a death benefit, your death benefit will be the Standard Death Benefit.

Once you choose a death benefit, you cannot change it. We may stop or suspend offering any of the Enhanced Death Benefit options to new Contracts. A change in ownership of the Contract may affect the amount of the death benefit and the Enhanced Death Benefit. The Voya LifePay Plus and Voya Joint LifePay Plus riders may also affect the death benefit.

The death benefit may be subject to certain mandatory distribution rules required by federal tax law.

In all cases described below, the amount of the death benefit could be reduced by premium taxes owed and withdrawals not previously deducted.

Base Death Benefit. We use the **Base Death Benefit** to help determine the minimum death benefit payable under each of the death benefit options described below. You do not elect the Base Death Benefit. The Base Death Benefit is equal to the greater of:
- The contract value; and
- The cash surrender value.

Standard Death Benefit. The Standard Death Benefit equals the greater of:
- The Base Death Benefit; and
- The Standard Minimum Guaranteed Death Benefit ("Standard MGDB") for amounts allocated to Covered Funds plus the contract value allocated to Excluded Funds.

Covered Funds are all investment options not designated as Excluded Funds. No investment options are currently designated as Excluded Funds for purposes of the Standard Death Benefit.

The Standard MGDB allocated to Covered Funds equals premium payments allocated to Covered Funds less proportional adjustments for any withdrawals and transfers.

The Standard MGDB allocated to Excluded Funds equals premium payments allocated to Excluded Funds less proportional adjustments for any withdrawals and transfers. This calculation is not used for benefit purposes, but only to determine the impact of transfers to and from Excluded Funds.

Withdrawals reduce the Standard MGDB proportionally. The percentage reduction in the Standard MGDB for each Fund category (i.e., Covered or Excluded) equals the percentage reduction in contract value in that Fund category resulting from the withdrawal. The proportional adjustment is based on the change in contract value resulting from the withdrawal, not the amount requested.

Transfers among Fund categories do not reduce the overall Standard MGDB.
- Net transfers from Covered Funds to Excluded Funds will reduce the Standard MGDB in the Covered Funds proportionally. The increase in the Standard MGDB allocated to Excluded Funds will equal the decrease in the Standard MGDB in Covered Funds.
- Net transfers from Excluded Funds to Covered Funds will reduce the Standard MGDB in Excluded Funds proportionally. The increase in the Standard MGDB allocated to Covered Funds will equal the lesser of the net contract value transferred and the decrease in the Standard MGDB in Excluded Funds.

Enhanced Death Benefit Options. The Contract has Enhanced Death Benefit options designed to protect the contract value from poor investment performance and the impact the poor investment performance could have on the Standard Death Benefit. The Enhanced Death Benefit options enable you to lock in positive investment performance. Under the Enhanced Death Benefit options, if you die before the annuity start date, your beneficiary will receive the greater of the Standard Death Benefit or the Enhanced Death Benefit option elected. The criteria to lock are different. The Quarterly Ratchet Enhanced Death Benefit locks quarterly. The Max 7 Enhanced Death Benefit also locks quarterly, but it also has an element that locks annually at a specified interest rate. Your death benefit under the Max 7 Enhanced Death Benefit would be the greater of these two elements. Which Enhanced Death Benefit option is right for you ultimately depends on whether you want the lock to include a specified interest rate, besides the additional charge. The Enhanced Death Benefit options are explained further below.

Allocation restrictions apply for purposes of determining death benefits. Selecting a Special Fund or Excluded Fund may limit or reduce the Enhanced Death Benefit. We may, with 30 days' notice to you, designate any investment portfolio as a Special Fund or Excluded Fund on existing Contracts with respect to new premiums added to such investment portfolio and also with respect to new transfers to such investment portfolio.

For the period during which a portion of the contract value is allocated to a Special Fund or Excluded Fund, we may, at our discretion, reduce the mortality and expense risk charge attributable to that portion of the contract value. The reduced mortality and expense risk charge will be applicable only during that period.

The **Quarterly Ratchet Enhanced Death Benefit** equals the greater of:
- The Standard Death Benefit; and
- The Quarterly Ratchet Minimum Guaranteed Death Benefit ("Quarterly Ratchet MGDB") allocated to Covered Funds plus the contract value allocated to Excluded Funds.

Covered Funds are all investment options not designated as Excluded Funds. No investment options are currently designated as Excluded Funds for purposes of the Quarterly Ratchet MGDB.

The Quarterly Ratchet MGDB allocated to Covered Funds on the contract date equals the premium allocated to Covered Funds. On each quarterly anniversary (three months from the contract date and each three month anniversary of that date) that occurs on or prior to attainment of age 90, the Quarterly Ratchet MGDB in Covered Funds will be set to the greater of:

- The current contract value in Covered Funds (after deductions occurring as of that date); and
- The Quarterly Ratchet MGDB in Covered Funds from the prior quarterly anniversary (after deductions occurring on that date), adjusted for new premiums, partial withdrawals attributable to Covered Funds, and transfers.

Other than on quarterly anniversaries, the Quarterly Ratchet MGDB in the Covered Funds is equal to the Quarterly Ratchet MGDB in the Covered Funds from the last quarterly anniversary, adjusted for new premiums, partial withdrawals attributable to Covered Funds, and transfers.

The Quarterly Ratchet MGDB allocated to Excluded Funds on the contract date equals the premium allocated to Excluded Funds. The calculation is not used for benefit purposes, but only to determine the impact of transfers to and from Excluded Funds. On each quarterly anniversary that occurs on or prior to attainment of age 90, the Quarterly Ratchet MGDB in Excluded Funds will be set to the greater of:

- The current contract value in Excluded Funds (after deductions occurring as of that date); and
- The Quarterly Ratchet MGDB in the Excluded Funds from the prior quarterly anniversary (after deductions occurring on that date), adjusted for new premiums, partial withdrawals attributable to Excluded Funds, and transfers.

Other than on quarterly anniversaries, the Quarterly Ratchet MGDB in the Excluded Funds is equal to the Quarterly Ratchet MGDB in the Excluded Funds from the last quarterly anniversary, adjusted for new premiums, partial withdrawals attributable to Excluded Funds, and transfers.

Withdrawals reduce the Quarterly Ratchet MGDB proportionally. The proportional adjustment is based on the change in contract value resulting from the withdrawal, not the amount requested.

Net transfers from Covered Funds to Excluded Funds will reduce the Quarterly Ratchet MGDB in Covered Funds proportionally. The increase in the Quarterly Ratchet MGDB allocated to Excluded Funds, as applicable, will equal the decrease in the Quarterly Ratchet MGDB in Covered Funds.

Net transfers from Excluded Funds to Covered Funds will reduce the Quarterly Ratchet MGDB in Excluded Funds proportionally. The increase in the Quarterly Ratchet MGDB allocated to Covered Funds will equal the lesser of the net contract value transferred and the reduction in the Quarterly Ratchet MGDB in Excluded Funds.

The **Max 7 Enhanced Death Benefit** equals the greater of the Quarterly Ratchet Enhanced Death Benefit and the 7% Solution Death Benefit Element. Each element of the Max 7 Enhanced Death Benefit is determined independently of the other at all times.

The **7% Solution Death Benefit Element** is the greater of:
- The Standard Death Benefit; and
- The lesser of:
  > 2.5 times all premium payments, adjusted for withdrawals (the "cap"); and
  > The **sum of** the 7% Solution Minimum Guaranteed Death Benefit Element ("7% MGDB") allocated to Covered Funds, the 7% MGDB allocated to Special Funds, and the contract value allocated to Excluded Funds.

For Contracts issued prior to August 21, 2006, the cap is 3 times all premium payments adjusted for withdrawals.

For purposes of calculating the 7% Solution Death Benefit Element, the following investment options are designated as Special Funds:
- Voya Government Liquid Assets Portfolio; and
- Fixed Interest Allocation.

The ProFunds VP Rising Rates Opportunity Portfolio is also a Special Fund, but closed to new allocations effective April 30, 2007. For Contracts issued prior to September 2, 2003, however, the ProFunds VP Rising Rates Opportunity Portfolio is not designated as a Special Fund.

For Contracts issued on or after May 1, 2003, but prior to August 21, 2006, the Voya Intermediate Bond Portfolio is designated as a Special Fund. As of July 11, 2014 the Voya Intermediate Bond Portfolio has been re-designated as a Covered Fund for all current and future investments.

Covered Funds are all investment options not designated as Special Funds or Excluded Funds. No investment options are currently designated as Excluded Funds.

The 7% MGDB allocated to Covered Funds equals premiums allocated to Covered Funds, adjusted for withdrawals and transfers, accumulated at 7% annually until age 80 or the 7% MGDB reaches the cap. There is no accumulation once the cap is reached. Payment of additional premiums may cause the accumulation to resume, but there is no catch-up for any period where accumulation was suspended. The Max 7 Enhanced Death Benefit available for some Contracts issued in 2001 or earlier allows for accumulation to continue beyond age 80, subject to the cap. Please see your Contract for details regarding the terms of your death benefit.

The 7% MGDB allocated to Special Funds equals premiums allocated to Special Funds, adjusted for withdrawals and transfers. There is no accumulation of 7% MGDB allocated to Special Funds.

The 7% MGDB allocated to Excluded Funds is determined in the same way as the 7% MGDB for Covered Funds, but the calculation is not used for benefit purposes, but only to determine the impact of transfers to and from Excluded Funds.

Withdrawals reduce the 7% MGDB proportionally. The percentage reduction in the 7% MGDB for each fund category (i.e., Covered, Special or Excluded) equals the percentage reduction in contract value in that fund category resulting from the withdrawal. The percentage reduction in the cap equals the percentage reduction in total contract value resulting from the withdrawal. The proportional adjustment is based on the change in contract value resulting from the withdrawal, not the amount requested.

Transfers among Fund categories do not reduce the overall 7% MGDB, but do affect the amount of the 7% MGDB in a particular Fund category. Net transfers from among the funds will reduce the 7% MGDB in the funds proportionally. The increase in the 7% MGDB allocated to the fund category to which the transfer is being made will equal the decrease in the fund category from which the transfer is being made.

In all cases described above, the amount of the death benefit could be reduced by premium taxes owed and withdrawals not previously deducted. The enhanced death benefits may not be available in all states.

Earnings Multiplier Benefit Rider. The earnings multiplier benefit rider is an optional rider that provides a separate death benefit in addition to the death benefit provided under the death benefit options described above. The rider is subject to state availability and is available only for issue ages 75 or under. You may add it at issue of the Contract or, if not yet available in your state, on the next contract anniversary following introduction of the rider in your state. The date on which the rider is added is referred to as the "rider effective date."

If the rider is added at issue, the rider provides a benefit equal to a percentage of the gain under the Contract, up to a gain equal to 150% of premiums adjusted for withdrawals ("Maximum Base"). Currently, if added at issue, the earnings multiplier benefit is equal to 55% (30% for issue ages 70 and above) of the lesser of: (1) the Maximum Base; and (2) the contract value on the claim date minus premiums adjusted for withdrawals. If added after issue, the earnings multiplier benefit is equal to 55% (30% for issue ages 70 and above) of the lesser of: (1) 150% of the contract value on the rider effective date, plus subsequent premiums adjusted for subsequent withdrawals; and (2) the contract value on the claim date minus the contract value on the rider effective date, minus subsequent premiums adjusted for subsequent withdrawals. The adjustment to the benefit for withdrawals is proportional, meaning that the benefit will be reduced by the proportion that the withdrawal bears to the contract value at the time of the withdrawal.

There is an extra charge for the earnings multiplier benefit rider and once selected, it may not be revoked. The rider does not provide a benefit if there is no gain under the Contract. As such, the Company would continue to assess a charge for the rider, even though no benefit would be payable at death under the rider if there are no gains under the Contract. **Please see "CHARGES AND FEES – *Optional Rider Charges* – Earnings Multiplier Benefit Rider Charge" for a description of the charge.**

The rider is available for both nonqualified and qualified Contracts. **Please see the discussions of possible tax consequences in "FEDERAL TAX CONSIDERATIONS – Tax Consequences of Living Benefits and Enhanced Death Benefits" in this prospectus.**

Death Benefit During the Income Phase

If any contract owner or the annuitant dies after the annuity start date, we will pay the beneficiary any certain benefit remaining under the annuity in effect at the time.

Continuation After Death – Spouse

If at the contract owner's death, the surviving spouse of the deceased contract owner is the beneficiary and such surviving spouse elects to continue the Contract as his or her own, the following will apply:

- If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value on that date is greater than zero, we will add such difference to the contract value. We will allocate such addition to the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, we will allocate the addition to the Voya Government Liquid Assets Portfolio, or its successor. Such addition to contract value will not affect the guaranteed death benefit or any living benefit rider values. Any addition to contract value is available only to the spouse of the owner as of the date of death of the owner if such spouse under the provisions of the Contract elects to continue the Contract as his or her own;
- The death benefits under each of the available options will continue, based on the surviving spouse's age on the date that ownership changes;
- If you elect the Quarterly Ratchet Death Benefit or the Max 7 Enhanced Death Benefit and the new or surviving owner is attained age 89 or less, ratchets will continue, (or resume if deceased owner had already reached age 90) until the new or surviving owner reaches age 90. If you elected the Max 7 Enhanced Death Benefit, the new or surviving owner is attained age 79 or less, the Max 7 Enhanced Death Benefit continues or resumes accumulation until either the cap or the attained age of 80 is reached;
- At subsequent surrender, we will waive any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner. Any premiums paid later will be subject to any applicable surrender charge;
- If you elected the earnings multiplier benefit rider, and the benefit would otherwise be payable, we will add the benefit to the contract value and allocate the benefit among the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, we will allocate the benefit to the Liquid Assets subaccount, or its successor; and
- The earnings multiplier benefit rider will continue if the surviving spouse is eligible based on his or her attained age. If the surviving spouse is older than the maximum rider issue age, the rider will terminate. The Maximum Base and the percentages will be reset based on the adjusted contract value. The calculation of the benefit going forward will be: (1) based on the attained age of the spouse at the time of the ownership change using current values as of that date; (2) computed as if the rider were added to the Contract after issue and after the increase; and (3) based on the Maximum Base and percentages in effect on the original rider date. However, we may permit the surviving spouse to elect to use the then-current Maximum Base and percentages in the benefit calculation.

Continuation After Death – Not a Spouse

If the beneficiary or surviving joint owner is not the spouse of the owner, the Contract may defer payment of the death benefit subject to the required distribution rules of the Tax Code. **See next section, "Required Distributions Upon Contract Owner's Death."**

If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value also on that date, is greater than zero, we will add such difference to the contract value. Such addition will be allocated to the variable subaccounts in proportion to the contract value in the subaccounts, unless we are directed otherwise. If there is no contract value in any subaccount, the addition will be allocated to the Voya Government Liquid Assets Portfolio, or its successor.

The death benefit will then terminate. At subsequent surrender, any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner will be waived. No additional premium payments may be made.

If you elected the earnings multiplier benefit rider, and the benefit would otherwise be payable, we will add the benefit to the contract value and allocate the benefit among the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, we will allocate the benefit to the Voya Government Liquid Assets Portfolio, or its successor. The earnings multiplier benefit rider then terminates, whether or not a benefit was payable under the terms of the rider.

Required Distributions Upon Contract Owner's Death

We will not allow any payment of benefits provided under a nonqualified Contract which does not satisfy the requirements of Section 72(s) of the Tax Code.

If any contract owner of a nonqualified Contract dies before the annuity start date, we will distribute the death benefit payable to the beneficiary as follows: (1) the death benefit must be completely distributed within five years of the contract owner's date of death; or (2) the beneficiary may elect, within the one-year period after the contract owner's date of death, to receive the death benefit in the form of an annuity from us, provided that: (a) such annuity is distributed in substantially equal installments over the life of such beneficiary or over a period not extending beyond the life expectancy of such beneficiary; and (b) such distributions begin no later than one year after the contract owner's date of death.

Notwithstanding (1) and (2) above, if the sole contract owner's beneficiary is the deceased owner's surviving spouse, then such spouse may elect to continue the Contract under the same terms as before the contract owner's death. Upon receipt of such election from the spouse at Customer Service: (a) all rights of the spouse as contract owner's beneficiary under the Contract in effect prior to such election will cease; (b) the spouse will become the owner of the Contract and will also be treated as the contingent annuitant, if none has been named and only if the deceased owner was the annuitant; and (c) all rights and privileges granted by the Contract or allowed by us will belong to the spouse as contract owner of the Contract. We deem the spouse to have made this election if such spouse makes a premium payment to the Contract or fails to make a timely election as described in this paragraph.

If the owner's beneficiary is not a spouse, the distribution provisions described in subparagraphs (1) and (2) above, will apply even if the annuitant and/or contingent annuitant are alive at the time of the contract owner's death.

Subject to availability, and our then current rules, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the life expectancy of the beneficiary ("stretch"). "Stretch" payments will be subject to the same limitations as systematic withdrawals, and nonqualified "stretch" payments will be reported on the same basis as other systematic withdrawals.

If we do not receive an election from an owner's beneficiary who is not a spouse within the one-year period after the contract owner's date of death, then we will pay the death benefit to the owner's beneficiary in a cash payment within five years from the date of death. We will determine the death benefit as of the date we receive due proof of death. Such cash payment will be in full settlement of all our liability under the Contract.

If a contract owner dies after the annuity start date, all of the contract owner's rights granted under the Contract or allowed by us will pass to the contract owner's beneficiary.

If a Contract has joint owners we will consider the date of death of the first joint owner as the death of the contract owner, and the surviving joint owner will become the beneficiary of the Contract. If any contract owner is not an individual, the death of an annuitant shall be treated as the death of a contract owner.

THE ANNUITY OPTIONS

Annuitization of Your Contract

If the annuitant and contract owner are living on the annuity start date, we will begin making payments to the contract owner under an income plan. Four fixed payment annuity options are currently available. We will make these payments under the annuity option you choose. You may change an annuity option by making a written request to us at least 30 days before the annuity start date. Living benefit riders automatically terminate when the income phase of your Contract begins. The MGIB annuity benefit may be available if you have purchased the MGIB rider, provided the waiting period and other specified conditions have been met. The Maximum Annual Withdrawal may be available with the Voya LifePay Plus or Voya Joint LifePay Plus riders. There is no death benefit after the annuity start date.

You may also elect an annuity option on surrender of the Contract for its cash surrender value or you may choose one or more annuity options for the payment of death benefit proceeds while it is in effect and before the annuity start date. If, at the time of the contract owner's death or the annuitant's death (if the contract owner is not an individual), no option has been chosen for paying death benefit proceeds, the beneficiary may choose an annuity option. In such a case, the payments will be based on the life expectancy of the beneficiary rather than the life of the annuitant. In all events, payments of death benefit proceeds must comply with the distribution requirements of applicable federal tax law.

The minimum monthly annuity income payment that we will make is $20. We may require that a single sum payment be made if the contract value is less than $2,000 or if the calculated monthly annuity income payment is less than $20.

For each annuity option we will issue a separate written agreement putting the annuity option into effect. Before we pay any annuity benefits, we require the return of your Contract. If your Contract has been lost, we will require that you complete and return the applicable lost Contract form. Various factors will affect the level of annuity benefits, such as the annuity option chosen, the applicable payment rate used and the investment performance of the portfolios and interest credited to the Fixed Interest Allocations.

Our current annuity options provide only for fixed payments. Fixed annuity payments are regular payments, the amount of which is fixed and guaranteed by us. Payments under our current annuity options will last either for a specified period of time or for the life of the annuitant, or both – depending on the option. We will determine the amount of the annuity payments on the annuity start date by multiplying the contract value (adjusted for any Market Value Adjustment and any rider charges that would be due) by the applicable payment factor provided under the Contract and dividing by 1,000. The applicably payment factor will depend on: (1) the annuity option; (2) payment date; (3) the frequency of payments you choose; and (4) the age of the annuitant or beneficiary (and gender, where appropriate under applicable law). As a general rule, more frequent income payments will result in smaller individual income phase payments. Likewise, income phase payments that are anticipated over a longer period of time will also result in smaller individual income phase payments. Because our current annuity options provide only for fixed payments, subsequent payments will not differ from the amount of your first annuity payment.

Our approval is needed for any option where:
- The person named to receive payment is other than the contract owner or beneficiary;
- The person named is not a natural person, such as a corporation; or
- Any income payment would be less than the minimum annuity income payment allowed.

Selecting the Annuity Start Date

You select the annuity start date, which is the date on which the annuity payments commence. Unless we consent, the annuity start date must be at least five years from the contract date but before the month immediately following the annuitant's 90th birthday. If, on the annuity start date, a surrender charge remains, the elected annuity option must include a period certain of at least five years.

If you do not select an annuity start date, it will automatically begin in the month following the annuitant's 90th birthday.

If the annuity start date occurs when the annuitant is at an advanced age, such as over age 85, it is possible that the Contract will not be considered an annuity for federal tax purposes. **For more information, see "FEDERAL TAX CONSIDERATIONS" and the SAI.** For a Contract purchased in connection with a qualified plan, other than a Roth IRA, distributions must commence not later than April 1st of the calendar year following the calendar year in which you reach age 70½ or, in some cases, retire. Distributions may be made through annuitization or withdrawals. You should consult a tax and/or legal adviser for tax advice before investing.

Frequency of Annuity Payments

You choose the frequency of the annuity payments. They may be monthly, quarterly, semi-annually or annually. If we do not receive written notice from you, we will make the payments monthly. There may be certain restrictions on minimum payments that we will allow.

Beneficiary Rights

A beneficiary's right to elect an annuity option or receive a lump sum may have been restricted by the contract owner. If so, such options will not be available to the beneficiary.

The Annuity Options

The Contract has four annuity options shown below. Payments under Options 1, 2 and 3 are fixed. Payments under Option 4 may be fixed or variable, **although only fixed payments are currently available**. For a fixed annuity option, the contract value in the subaccounts is transferred to the Company's general account. If you do not choose an annuity option, Option 2 – Income for Life with a 10-year period certain will be selected for you, or a shorter period if required by government regulations. The MGIB annuity options available under the MGIB rider are different from the four options listed below. **For additional information, please see "LIVING BENEFIT RIDERS –** *Minimum Guaranteed Income Benefit Rider* **– MGIB Annuity Options."**

Option 1. Income for a Fixed Period. Under this option, we make monthly payments in equal installments for a fixed number of years based on the contract value on the annuity start date. We guarantee that each monthly payment will be at least the amount stated in your Contract. If you prefer, you may request that payments be made in annual, semi-annual or quarterly installments. We will provide you with illustrations if you ask for them. If the cash surrender value or contract value is applied under this option, a 10% penalty tax may apply to the taxable portion of each income payment until the contract owner reaches age 59½.

Option 2. Income for Life with a Period Certain. Under this option, we make payments for the life of the annuitant in equal monthly installments and guarantee the income for at least a period certain, such as 10 or 20 years. Other periods certain may be available to you on request. You may choose a refund period instead. Under this arrangement, income is guaranteed until payments equal the amount of your Contract. If the person named lives beyond the guaranteed period, we will continue payments until his or her death. We guarantee that each payment will be at least the amount specified in the Contract corresponding to the person's age on his or her last birthday before the annuity start date. Amounts for ages not shown in the Contract are available if you ask for them.

Option 3. Joint Life Income. This option is available when there are two persons named to determine annuity payments. At least one of the persons named must be either the contract owner or beneficiary of the Contract. We guarantee monthly payments will be made as long as at least one of the named persons is living. There is no minimum number of payments. Monthly payment amounts are available upon request.

Option 4. Annuity Plan. Under this option, your contract value can be applied to any other annuitization plan that we choose to offer on the annuity start date. Annuity payments under Option 4 may be fixed or variable. If variable and subject to the 1940 Act, it will comply with the requirements of such Act.

Payment When Named Person Dies

When the person named to receive payment dies, we will pay any amounts still due as provided in the annuity agreement between you and VIAC. The amounts we will pay are determined as follows:

- For Option 1, or any remaining guaranteed payments under Option 2, we will continue payments. Under Options 1 and 2, the discounted values of the remaining guaranteed payments may be paid in a single sum. This means we deduct the amount of the interest each remaining guaranteed payment would have earned had it not been paid out early. We will base the discount interest rate on the interest rate used to calculate the payments for Options 1 and 2;
- For Option 3, no amounts are payable after both named persons have died; and
- For Option 4, the annuity option agreement will state the amount we will pay, if any.

OTHER CONTRACT PROVISIONS

Reports to Contract Owners

We confirm purchase, transfer and withdrawal transactions usually within five business days of processing. We may also send you a quarterly report within 31 days after the end of each calendar quarter. The report will show the contract value, cash surrender value, and the death benefit as of the end of the calendar quarter. The report will also show the allocation of your contract value and reflects the amounts deducted from or added to the contract value. You have 30 days to notify Customer Service of any errors or discrepancies. We will notify you when any shareholder reports of the investment portfolios in which Separate Account B invests are available. We will also send any other reports, notices or documents we are required by law to furnish to you.

Suspension of Payments

The Company reserves the right to suspend or postpone the date of any payment of benefits or processing these transactions beyond the seven permitted days, under any of the following circumstances: (1) on any business day when the NYSE is closed (except customary weekend and holiday closings); (2) when an emergency exists as determined by the SEC; or (3) during any other periods the SEC may, by order, permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Payment of benefits or values may also be delayed or suspended as required by court order or any regulatory action.

In Case of Errors in Your Application

If an age or gender given in the application or enrollment form is misstated, the amounts payable or benefits provided by the Contract shall be those that the premium payment would have bought had the age or gender not been misstated.

Assigning the Contract as Collateral

You may assign a nonqualified Contract as collateral security for a loan but you should understand that your rights and any beneficiary's rights may be subject to the terms of the assignment. An assignment likely has federal tax consequences. You should consult a tax and/or legal adviser for tax advice. You must give us satisfactory written notice to Customer Service in order to make or release an assignment. We are not responsible for the validity of any assignment.

Contract Changes – Applicable Tax Law

We have the right to make changes in the Contract to continue to qualify the Contract as an annuity under applicable federal tax law and to conform to applicable laws or governmental regulations. We will give you advance notice of such changes.

Free Look

You may cancel your Contract within your ten-day free look period. We deem the free look period to expire 15 days after we mail the Contract to you. Some states may require a longer free look period. To cancel, you need to send your Contract to Customer Service or to the agent from whom you purchased it. We will refund the contract value (which may be more or less than the premium payments you paid) or, if required by your state, the original amount of your premium payment.

For purposes of the refund during the free look period, (1) we adjust your contract value for any Market Value Adjustment (if you have invested in the Fixed Account); and (2) then we include a refund of any charges deducted from your contract value. Because of the market risks associated with investing in the investment portfolios and the potential positive or negative effect of the Market Value Adjustment, the contract value returned may be greater or less than the premium payment you paid. Some states require us to return to you the amount of the paid premium (rather than the contract value) in which case you will not be subject to investment risk during the free look period. In these states, your premiums designated for investment in the subaccounts may be allocated during the free look period to a subaccount specially designated by the Company for this purpose (currently, the Voya Government Liquid Assets Portfolio). We may, in our discretion, require that premiums designated for investment in the subaccounts from all other states as well as premiums designated for a Fixed Interest Allocation be allocated to the specially designated subaccount during the free look period. Your free look rights depend on the laws of the state in which you purchase the Contract. Your Contract is void as of the day we receive your Contract and cancellation request in good order. We determine your contract value at the close of business on the day we void your Contract. If you keep your Contract after the free look period and the investment is allocated to a subaccount specially designated by the Company, we will put your money in the subaccount(s) chosen by you, based on the accumulation unit value next computed for each subaccount, and/or in the Fixed Interest Allocation chosen by you.

Special Arrangements

We may reduce or waive any contract, rider, or benefit fees or charges for certain group or sponsored arrangements, under special programs, and for certain employees, agents, and related persons of our parent corporation and its affiliates. We reduce or waive these items based on expected economies, and the variations are based on differences in costs or services.

Selling the Contract

Our affiliate, Directed Services LLC, One Orange Way, Windsor, Connecticut 06095 is the principal underwriter and distributor of the Contract as well as for our other contracts. Directed Services LLC, a Delaware limited liability company, is registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Directed Services LLC does not retain any commissions or compensation paid to it by VIAC for Contract sales. Directed Services LLC enters into selling agreements with affiliated and unaffiliated broker/dealers to sell the Contracts through their registered representatives who are licensed to sell securities and variable insurance products ("selling firms"). Selling firms are also registered with the SEC and are FINRA member firms.

Voya Financial Advisors, Inc. is affiliated with the Company and has entered into a selling agreement with Directed Services LLC for the sale of our variable annuity contracts.

Directed Services LLC pays selling firms compensation for the promotion and sale of the Contracts. Registered representatives of the selling firms who solicit sales of the Contracts typically receive a portion of the compensation paid by Directed Services LLC to the selling firm in the form of commissions or other compensation, depending on the agreement between the selling firm and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the Separate Account. We intend to recoup this compensation and other sales expenses paid to selling firms through fees and charges imposed under the Contracts.

Directed Services LLC pays selling firms for Contract sales according to one or more schedules. This compensation is generally based on a percentage of premium payments. Morgan Stanley and other selling firms may receive commissions of up to 9.0% of premium payments. In addition, Morgan Stanley and other selling firms may receive ongoing annual compensation of up to 1.25% of all, or a portion, of values of Contracts sold through the firm. Individual representatives may receive all or a portion of compensation paid to their selling firm, depending on the firm's practices. Commissions and annual compensation, when combined, could exceed 9.0% of total premium payments.

Directed Services LLC has special compensation arrangements with certain selling firms based on those firms' aggregate or anticipated sales of the Contracts or other criteria. These special compensation arrangements will not be offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors. Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

In addition to the direct cash compensation for sales of Contracts described above, Directed Services LLC may also pay selling firms additional compensation or reimbursement of expenses for their efforts in selling the Contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;
- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on the sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of Contracts; and

- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the Contract.

The following is a list of the top 25 selling firms that, during 2017, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by us, ranked by total dollars received:

- Morgan Stanley Smith Barney LLC;
- Wells Fargo Clearing Services, LLC;
- LPL Financial Corporation;
- Merrill Lynch, Pierce, Fenner & Smith Incorporated;
- Voya Financial Advisors, Inc.;
- UBS Financial Services;
- Raymond James Financial Services, Inc.;
- Cetera Advisor Networks LLC;
- Cetera Advisors LLC;
- Ameriprise Financial Services, Inc.;
- National Planning Corporation;
- Securities America, Inc.;
- Cambridge Investment Research Inc.;
- Raymond James and Associates Inc.;
- Commonwealth Equity Services, Inc.;
- Stifel Nicolaus and Company Incorporated;
- Wells Fargo Advisors Financial Network, LLC;
- Edward D. Jones & Co., L.P. dba Edward Jones;
- Woodbury Financial Services Inc.;
- Royal Alliance Associates Inc.;
- Kestra Investment Services, LLC;
- RBC Capital Markets LLC;
- First Allied Securities, Inc.;
- Directed Services LLC; and
- SII Investments Inc.

Directed Services LLC may also compensate wholesalers/distributors, and their sales management personnel, for Contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of premium payments and/or a percentage of contract values. Directed Services LLC may, at its discretion, pay additional cash compensation to wholesalers/distributors for sales by certain broker/dealers or "focus firms."

We do not pay any additional compensation on the sale or exercise of any of the Contract's optional benefit riders offered in this prospectus.

This is a general discussion of the types and levels of compensation paid by us for sale of our variable annuity contracts. It is important for you to know that the payment of volume- or sales-based compensation to a selling firm or registered representative may provide that registered representative a financial incentive to promote our Contracts over those of another Company, and may also provide a financial incentive to promote one of our Contracts over another.

OTHER INFORMATION

Order Processing

In certain circumstances, we may need to correct the pricing associated with an order that has been processed. In such circumstances, we may incur a loss or receive a gain depending upon the price of the fund when the order was executed and the price of the fund when the order is corrected. Losses may be covered from our assets and gains that may result from such order correction will be retained by us as additional compensation associated with order processing.

Voting Rights

We will vote the shares of a fund owned by Separate Account B according to your instructions. However, if the 1940 Act or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a fund in our own right, we may decide to do so.

We determine the number of shares that you have in a subaccount by dividing the Contract's contract value in that subaccount by the net asset value of one share of the investment portfolio in which a subaccount invests. We count fractional votes. We will determine the number of shares you can instruct us to vote 180 days or less before a fund shareholder meeting. We will ask you for voting instructions by mail at least ten days before the meeting. If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all Contracts in that subaccount. We will also vote shares we hold in Separate Account B which are not attributable to contract owners in the same proportion. The effect of proportional voting is that a small number of contract owners may decide the outcome of a vote.

State Regulation

We are regulated by the Insurance Department of the State of Iowa. We are also subject to the insurance laws and regulations of all jurisdictions where we do business. The Contract offered by this prospectus has been approved where required by those jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the Insurance Departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the Contract, Directed Services LLC's ability to distribute the Contract or upon the separate account.

- **Litigation.** Notwithstanding the foregoing, the Company and/or Directed Services LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.
- **Regulatory Matters.** As with other financial services companies, the Company and its affiliates, including Directed Services LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company's policies and procedures.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

FEDERAL TAX CONSIDERATIONS

Introduction

The Contract described in this prospectus is designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the Contract. The U.S. federal income tax treatment of the Contract is complex and sometimes uncertain. You should keep the following in mind when reading this section:

- Your tax position (or the tax position of the beneficiary, as applicable) determines the federal taxation of amounts held or paid out under the Contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the Contract described in this prospectus;

- This section addresses some, but not all, applicable federal income tax rules and generally does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions;
- We do not make any guarantee about the tax treatment of the Contract or transactions involving the Contract; and
- No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

When consulting a tax and/or legal adviser, be certain that he or she has expertise with respect to the provisions of the Internal Revenue Code of 1986, as amended, (the "Tax Code") that apply to your tax concerns.

We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the Contract with non-tax-qualified and tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a tax and/or legal adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the Contract or any transactions involving the Contract.

Types of Contracts: **Nonqualified** or **Qualified**

The Contract described in this prospectus may be purchased on a non-tax-qualified basis (nonqualified Contracts) or on a tax-qualified basis (qualified Contracts).

Nonqualified Contracts. Nonqualified Contracts do not receive the same tax benefits as are afforded to contracts funding qualified plans. You may not deduct the amount of your premium payments to a nonqualified Contract. Rather, nonqualified Contracts are purchased with after-tax contributions to save money, generally for retirement, with the right to receive annuity payments for either a specified period of time or over a lifetime.

Qualified Contracts. Qualified Contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions to retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under Sections 401(a), 401(k), 403(a), 403(b), 408, 408A or 457(b) of the Tax Code. Qualified Contracts may also be offered in connection with deferred compensation plans under Tax Code Section 457(f). **Employers or individuals intending to use the Contract with such plans should seek legal and tax advice.**

Roth Accounts. Tax Code Section 402A allows employees of certain private employers offering 401(k) plans to contribute after-tax salary contributions to a Roth 401(k) account. Roth accounts provide for tax-free distributions, subject to certain conditions and restrictions. If permitted by us and under the plan for which the Contract is issued, we will set up one or more accounts for you under the Contract for Roth after-tax contributions and the portion of any transfer or rollover attributable to such amounts.

Taxation of Nonqualified Contracts

Taxation of Gains Prior to Distribution or Annuity Starting Date

General. Tax Code Section 72 governs the federal income taxation of annuities in general. We believe that if you are a natural person (in other words, an individual), you will generally not be taxed on increases in the value of a nonqualified Contract until a distribution occurs or until annuity payments begin. This assumes that the Contract will qualify as an annuity contract for federal income tax purposes. For these purposes, the agreement to collaterally assign or pledge any portion of the contract value will be treated as a distribution. In order to be eligible to receive deferral of taxation, the following requirements must be satisfied:
- **Diversification.** Tax Code Section 817(h) requires that in a nonqualified Contract the investments of the funds be "adequately diversified" in accordance with Treasury Regulations in order for the Contract to qualify as an annuity contract under federal tax law. The separate account, through the funds, intends to comply with the diversification requirements prescribed by Tax Code Section 817(h) and by Treasury Regulations Sec. 1.817-5, which affects how the funds' assets may be invested. If it is determined, however, that your Contract does not satisfy the applicable diversification requirements because a subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate steps to bring your Contract into compliance with such requirements, and we reserve the right to modify your Contract as necessary to do so;

- **Investor Control.** Although earnings under nonqualified annuity contracts are generally not taxed until withdrawn, the IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. Future guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing Contracts. The Company therefore reserves the right to modify the Contract as necessary to attempt to prevent the contract owner from being considered the federal tax owner of a proportional share of the assets of the separate account;
- **Required Distributions.** In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires a nonqualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of your death. The nonqualified Contracts contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued. When such requirements are clarified by regulation or otherwise, we intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements;
- **Non-Natural Owners of a Nonqualified Contract.** If the owner of the Contract is not a natural person (in other words, is not an individual), a nonqualified Contract generally is not treated as an annuity for federal income tax purposes and the income on the Contract for the taxable year is currently taxable as ordinary income. Income on the Contract is any increase in the contract value over the "investment in the Contract" (generally, the premium payments or other consideration you paid for the Contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a non-natural person should consult with a tax and/or legal adviser before purchasing the Contract. When the contract owner is not a natural person, a change in the annuitant is treated as the death of the contract owner for purposes of the required distribution rules described above; and
- **Delayed Annuity Starting Date.** If the Contract's annuity starting date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g., after age 95), it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includible in your income.

Taxation of Distributions

General. When a withdrawal from a nonqualified Contract occurs before the Contract's annuity starting date, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the Contract at that time. A Market Value Adjustment, if applicable, could increase the contract value. Investment in the Contract is generally equal to the amount of all premium payments to the Contract, plus amounts previously included in your gross income as the result of certain loans, collateral assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a surrender under a nonqualified Contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the Contract (cost basis).

10% Penalty Tax. A distribution from a nonqualified Contract may be subject to a penalty tax equal to 10% of the amount treated as income. In general, however, there is no penalty tax on distributions:
- Made on or after the taxpayer reaches age 59½;
- Made on or after the death of a contract owner (the annuitant if the contract owner is a non-natural person);
- Attributable to the taxpayer's becoming disabled as defined in the Tax Code;
- Made as part of a series of substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or
- The distribution is allocable to investment in the Contract before August 14, 1982.

The 10% penalty tax does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax and/or legal adviser should be consulted with regard to exceptions from the penalty tax.

Tax-Free Exchanges. Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will generally carry over to the new contract. You should consult with your tax and/or legal adviser regarding procedures for making Section 1035 exchanges.

If your Contract is purchased through a tax-free exchange of an annuity contract that was purchased prior to August 14, 1982, then any distributions other than annuity payments will be treated, for tax purposes, as coming:

- First, from any remaining "investment in the contract" made prior to August 14, 1982, and exchanged into the Contract;
- Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
- Then, from any remaining "income on the contract"; and
- Lastly, from any remaining "investment in the contract."

In certain instances, the partial exchange of a portion of one annuity contract for another contract is a tax-free exchange. Pursuant to IRS guidance, receipt of partial withdrawals or surrenders from either the original contract or the new contract during the 180 day period beginning on the date of the partial exchange may retroactively negate the partial exchange. If the partial exchange is retroactively negated, the partial withdrawal or surrender of the original contract may be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract and, if the partial exchange occurred prior to you reaching age 59½, may be subject to an additional 10% penalty tax. We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, reports or recognizes a partial exchange. We strongly advise you to discuss any proposed 1035 exchange or subsequent distribution within 180 days of a partial exchange with your tax and/or legal adviser prior to proceeding with the transaction.

Taxation of Annuity Payments. Although tax consequences may vary depending upon the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each subsequent annuity payment is subject to tax as ordinary income.

Annuity Contracts that are partially annuitized are treated as separate contracts with their own annuity starting date and exclusion ratio. Specifically, an exclusion ratio will be applied to any amount received as an annuity under a portion of the annuity Contract, provided that annuity payments are made for a period of ten years or more or for life. Please consult your tax and/or legal adviser before electing a partial annuitization.

Death Benefits. Amounts may be distributed from a Contract because of your death or the death of the annuitant. Different distribution requirements apply if your death occurs:

- After you begin receiving annuity payments under the Contract; or
- Before you begin receiving such distributions.

If the your death occurs after you begin receiving annuity payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving annuity payments, your entire balance must be distributed within five years after the date of your death. For example, if you die on September 1, 2018, your entire balance must be distributed by August 31, 2023. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:

- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the Contract may be continued with the surviving spouse as the new contract owner. If the contract owner is a non-natural person and the primary annuitant dies or is changed, the same rules apply as outlined above for the death of the contract owner.

Generally, amounts distributed from a Contract because of your death or the death of the annuitant prior to the time annuity payments begin are includible in the income of the recipient as follows:

- If distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract; or
- If distributed under a payment option, they are taxed in the same way as annuity payments.

Special rules apply to amounts distributed after a beneficiary has elected to maintain the contract value and receive payments.

If the death occurs after annuity payments begin, a guaranteed period exists under the annuity option selected, and the annuitant dies before the end of that period, payments made for the remainder of that period are includible in income as follows:

- If distributed in a lump sum, they are included in income to the extent that they exceed the unrecovered investment in the Contract at that time; or
- If distributed in accordance with the existing annuity option selected, they are fully excluded from income until the remaining investment in the contract is deemed to be recovered, and all payments thereafter are fully includible in income.

Some Contracts offer a death benefit that may exceed the greater of the premium payments and the contract value. Certain charges are imposed with respect to these death benefits. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract.

Collateral Assignments, Pledges, Gratuitous Transfers and Other Issues. A pledge or collateral assignment (or agreement to pledge or collaterally assign) any portion of the contract value of a nonqualified Contract is treated as a distribution of such amount or portion. If the entire contract value is pledged or collaterally assigned, subsequent increases in the contract value are also treated as distributions for as long as the pledge or collateral assignment remains in place. The investment in the Contract is increased by the amount includible in income with respect to such pledge or collateral assignment, though it is not affected by any other aspect of the pledge or collateral assignment (including its release).

If an owner transfers a nonqualified Contract without adequate consideration (a gratuitous transfer) to a person other than the owner's spouse (or to a former spouse incident to a divorce), the owner must include in income the difference between the "cash surrender value" and the investment in the Contract at the time of the transfer. In such case, the transferee's investment in the Contract will be increased to reflect the amount that is included in the transferor's income. The exceptions for transfers to an owner's spouse or former spouse are limited to individuals who are treated as spouses under federal law.

The designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are generally not discussed herein.

Anyone contemplating any pledges, collateral assignments, gratuitous transfers, or other designations, should consult a tax and/or legal adviser regarding the potential tax effects of such a transaction.

Multiple Contracts. Tax laws require that all nonqualified deferred annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code Section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code Section 72(e) through the serial purchase of annuity contracts or otherwise.

Net Investment Income Tax. A net investment income tax of 3.8% will apply to some types of investment income. This tax will apply to all taxable distributions from nonqualified contracts. This tax only applies to taxpayers with "modified adjusted gross income" above $250,000 in the case of married couples filing jointly or a qualifying widow(er) with dependent child, $125,000 in the case of married couples filing separately, and $200,000 for all others.

Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a Contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number, if we are notified by the IRS that the taxpayer identification number we have on file is incorrect or if payment is made outside of the U.S. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of any non-periodic payments. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the Contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contact Customer Service.

If the payee is a non-resident alien, then U.S. federal withholding on taxable distributions will generally be at a 30% rate, unless a lower tax treaty rate applies. We may require additional documentation prior to processing any requested transaction.

If the payee of a distribution from the Contract is a foreign financial institution ("FFI") or a non-financial foreign entity ("NFFE") within the meaning of the Tax Code as amended by the Foreign Account Tax Compliance Act ("FATCA"), the distribution could be subject to U.S. federal withholding tax on the taxable amount of the distribution at a 30% rate irrespective of the status of any beneficial Owner of the Contract or the distribution. The rules relating to FATCA are complex, and a tax advisor should be consulted if an FFI or NFFE is or may be designated as a payee with respect to the Contract.

Taxation of Qualified Contracts

Eligible Retirement Plans and Programs

The Contract may have been purchased with the following retirement plans and programs to accumulate retirement savings:
- **Sections 401(a), 401(k), Roth 401(k) and 403(a) Plans.** Sections 401(a), 401(k), and 403(a) of the Tax code permit certain employers to establish various types of retirement plans for employees, and permit self-employed individuals to establish these plans for themselves and their employees. The Tax Code also allows employees of certain private employers to contribute after-tax salary contribution to a Roth 401(k) account, which provides for tax-free distributions, subject to certain restrictions;
- **403(b) Plans.** Section 403(b) of the Tax Code allows employees of certain Tax Code Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, to a Contract that will provide an annuity for the employee's retirement;
- **Individual Retirement Annuities ("IRA") and Roth IRA.** Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). Certain employers may establish Simplified Employee Pension ("SEP") or Savings Incentive Match Plan for Employees ("SIMPLE") plans to provide IRA contributions on behalf of their employees. Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA, which provides for tax-free distributions, subject to certain restrictions. **Sales of the Contract for use with IRAs or Roth IRAs may be subject to special requirements of the IRS. The IRS has not reviewed the Contract described in this prospectus for qualification as an IRA and has not addressed, in a ruling of general applicability, whether the Contract's death benefit provisions comply with IRA qualification requirements**; and
- **457 Plans.** Section 457 of the Tax Code permits certain employers to offer deferred compensation plans for their employees. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities (governmental employers), as well as non-governmental, tax-exempt organizations (non-governmental employers). A 457 plan may be either a 457(b) plan or a 457(f) plan. Participation in a 457(b) plan maintained by a non-governmental employer is generally limited to a select group of management and highly-compensated employees (other than 457(b) plans maintained by nonqualified, church-controlled organizations). Depending on the plan design, the participant may be entitled to determine the investment allocation of their deferred compensation account. There is no further information specific to 457 plans in this prospectus.

The Company may offer or may have offered the Contract for use with certain other types of qualified plans. Please see your Contract and consult with your tax adviser if you have questions about other types of plan arrangements not discussed herein.

Special Considerations for IRAs. IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. You may roll over a distribution from an IRA to an IRA only once in any 12 month period. You will not be able to roll over any portion of an IRA distribution if you rolled over any other IRA distribution during the preceding one-year period. This limit applies by aggregating all of your IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs effectively treating them as one IRA for purposes of this limit. Please note that this one-rollover-per-year rule does not apply to: (1) the conversion of a traditional IRA to a Roth IRA; (2) a rollover to or from a qualified plan; or (3) a trustee-to-trustee transfer between IRAs. Please consult your own tax and/or legal adviser if you have additional questions about these rules.

Early distribution from SIMPLE IRAs made within two years of beginning participation in the SIMPLE IRA are subject to a 25% early distribution tax.

Special Considerations for Roth IRAs. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute. Roth IRA contributions are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA, IRA or eligible plan. Individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. A conversion of a traditional IRA to a Roth IRA, and a rollover from any other eligible retirement plan to a Roth IRA, made after December 31, 2017, cannot be recharacterized as having been made to a traditional IRA.

You will not be able to roll over any portion of a Roth IRA distribution if you rolled over any other IRA distribution during the preceding one-year period. This limit applies by aggregating all of your IRAs, including SEP and SIMPLE IRAs, as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of this limit. Please note that this one-rollover-per-year rule does not apply to: (1) the conversion of a traditional IRA to a Roth IRA; (2) a rollover to or from a qualified plan; or (3) a trustee-to-trustee transfer between Roth IRAs. Please consult your own tax and/or legal adviser if you have additional questions about these rules.

A 10% penalty tax may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made. Sales of a Contract for use with a Roth IRA may be subject to special requirements of the IRS. The IRS has not reviewed the Contracts described in this prospectus for qualification as Roth IRAs and has not addressed, in a ruling of general applicability, whether the Contract's death benefit provisions comply with IRS qualification requirements.

Taxation

The tax rules applicable to qualified Contracts vary according to the type of qualified Contract and the specific terms and conditions of the qualified Contract and the terms and conditions of the qualified plan or program. The ultimate effect of federal income taxes on the amounts held under a qualified Contract, or on income phase (i.e., annuity) payments from a qualified Contract, depends upon the type of qualified Contract or program as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified Contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
- Contributions in excess of specified limits;
- Distributions before age 59½ (subject to certain exceptions);
- Distributions that do not conform to specified commencement and minimum distribution rules; and
- Certain other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the Contract described in this prospectus. No attempt is made to provide more than general information about the use of the Contract with qualified plans and programs. Contract owners, sponsoring employers, participants, annuitants and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plan or program, regardless of the terms and conditions of the Contract. The Company is not bound by the terms and conditions of such plans and programs to the extent such terms contradict the language of the Contract, unless we consent in writing.

Contract owners, sponsoring employers, participants, annuitants and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law. **Therefore, you should seek tax and/or legal advice regarding the suitability of the Contract for your particular situation.** The following discussion assumes that qualified Contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as described in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans and programs are limited by the Tax Code. We provide general information on these requirements for certain plans and programs below. You should consult with a tax and/or legal adviser in connection with contributions to a qualified Contract.

401(a), 401(k), Roth 401(k), 403(a) and 403(b) Plans. The total annual contributions (including pre-tax and Roth 401(k) after-tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $55,000 (as indexed for 2018). Compensation means your compensation for the year from the employer sponsoring the plan and includes any elective deferrals under Tax Code Section 402(g) and any amounts not includible in gross income under Tax Code Sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 401(k), Roth 401(k) or 403(b) plan to generally no more than $18,500 (2018). Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

With the exception of the Roth 401(k) contributions, premium payments to your account(s) will generally be excluded from your gross income. Roth 401(k) salary reduction contributions are made on an after-tax basis.

Catch-up Contributions. Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 401(k), Roth 401(k) or 403(b) plan who is at least age 50 by the end of the plan year may contribute an additional amount ("Age 50 Catch-ups") not to exceed the lesser of:
- $6,000; or
- The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Traditional and Roth IRAs. You are eligible to contribute to a traditional IRA if you have compensation includible in income for the taxable year and you are not age 70½ by the end of the year. For 2018, the contribution to your traditional IRA cannot exceed the lesser of $5,500 or your taxable compensation. If you are age 50 or older, you can make an additional catch-up contribution of $1,000. Contributions to a traditional IRA may be deductible depending on your modified adjusted gross income ("MAGI"), tax filing status, and whether you or your spouse are an active participant in a retirement plan.

You may be eligible to contribute to a Roth IRA if you have compensation includible in income for the year. For 2018, the contribution to a Roth IRA cannot exceed the lesser of $5,500 or your taxable compensation. If you are age 50 or older, you can make an additional catch up contribution of $1,000. The amount you can contribute to a Roth IRA is reduced by the amount of any contributions you make to an individual retirement plan for your benefit (not including SEPs or SIMPLE IRAs). Your ability to contribute to a Roth IRA may be further limited by your MAGI and tax filing status. Contributions to a Roth IRA are not deductible.

Distributions – General

Certain tax rules apply to distributions from the Contract. A distribution is any amount taken from a Contract including withdrawals, income phase (i.e., annuity) payments and death benefit proceeds. The taxable portion of all distributions will be reported to the IRS.

Section 401(a), 401(k), 403(a) and 403(b) Plans. Distributions from these plans are taxed as received unless one of the following is true:
- The distribution is an eligible rollover distribution and is directly transferred or rolled over within 60 days to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed on all or part of the earnings on the contributions according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

Please note that a distribution of a pre-tax account is reported as a taxable distribution, even if you roll over the distribution within 60 days.

A distribution is an eligible rollover distribution unless it is:
- Part of a series of substantially equal periodic payments (at least one per year) made over the life (or life expectancy) of the participant or the joint lives (or joint life expectancies) of the participant and his designated beneficiary or for a specified period of ten years or more;
- A required minimum distribution under Tax Code Section 401(a)(9);
- A hardship withdrawal; or
- Otherwise not recognized under applicable regulations as eligible for rollover.

IRAs. All distributions from an IRA are taxed as received unless either one of the following is true:
- The distribution is directly transferred to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or
- You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

10% Additional Tax. The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a Contract used with a 401(a), 401(k), 403(a) or 403(b) plan (collectively, qualified plans). The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a traditional or Roth IRA to amounts transferred from a qualified plan or IRA.

Exceptions to the 10% additional tax apply if:
- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- The distribution is paid directly to the government in accordance with an IRS levy;
- The distribution is a qualified reservist distribution as defined under the Tax Code;
- The distribution is eligible for penalty relief extended to victims of certain natural disasters; or
- You have unreimbursed medical expenses that are more than 7.5% of your adjusted gross income.

Additional exceptions may apply to distributions from a traditional or Roth IRA if:
- The distribution amount is made in substantially equal periodic payments (at least annually) over your life (or life expectancy) or the join lives (or joint life expectancies) of you and your designated beneficiary;
- The distributions are not more than the cost of your medical insurance due to a period of unemployment (subject to certain conditions);
- The distributions are not more than your qualified higher education expenses; or
- You use the distribution to buy, build or rebuild a first home.

Additional exceptions may apply to distributions from a qualified plan if:
- You have separated from service with the plan sponsor at or after age 55;
- You are a qualified public safety employee taking a distribution from a governmental plan and you separated from service after age 50;
- The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated Beneficiary; or
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO").

The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Qualified Distributions − Roth 401(k) and Roth IRAs. A partial or full distribution of premium payments to a Roth 401(k) or a Roth IRA account and earnings credited on those premium payments (or of in-plan rollover amounts and earnings credited on those amounts, as described in the **"In-Plan Roth Rollovers"** section below) will be excludable from income if it is a qualified distribution. A "qualified distribution" from a Roth 401(k) or Roth IRA is defined as a distribution that meets the following two requirements:

- The distribution occurs after the five-year taxable period measured from the earlier of:
  - > The first taxable year you, as applicable, made a contribution to a Roth IRA or a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Tax Code Section 402A;
  - > If a rollover contribution was made from a designated Roth account previously established for your under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account; or
  - > The first taxable year in which you made an in-plan Roth rollover or non-Roth amounts under the same plan; AND
- The distribution occurs after you attain age 59½, die with payment being made to your beneficiary or estate or become disabled as defined in the Tax Code.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the Contract (basis) and earnings on the Contract.

Distributions – Eligibility

401(a) Pension Plans. Subject to the terms of your 401(a) pension plan, distributions may generally only occur upon:
- Retirement;
- Death;
- Disability;
- Severance from employment;
- Attainment of normal retirement age;
- Attainment of age 62; or
- Termination of the plan.

Such distributions remain subject to other applicable restrictions under the Tax Code.

401(k) and Roth 401(k) Plans. Subject to the term of your 401(k) plan, distributions from your 401(k) or Roth 401(k) employee account, and possibly all or a portion of your 401(k) or Roth 401(k) employer account, may generally only occur upon:
- Retirement;
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship (for 2018 and earlier, contributions only, not earnings); or
- Termination of the plan.

Such distributions remain subject to other applicable restrictions under the Tax Code.

403(b) Plans. Distribution of certain salary reduction contributions and earnings on such contributions restricted under Tax Code Section 403(b)(11) may generally only occur upon:
- Retirement;
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship (for 2018 and earlier, contributions only, not earnings);
- Termination of the plan; or
- Meeting other circumstances as allowed by federal law, regulations or rulings.

Such distributions remain subject to other applicable restrictions under the Tax Code.

Section 403(b) regulations prohibit the distribution of amounts attributable to employer contributions before the earlier of your severance from employment or prior to the occurrence of some event as provided under your employer's plan, such as after a fixed number of years, the attainment of a stated age, or a disability.

If the Company agrees to accept amounts exchanged from a Tax Code Section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code Section 403(b)(7)(A)(ii).

Before we process a withdrawal request to confirm with your 403(b) plan sponsor or otherwise, that the withdrawals you request from a 403(b) contract comply with applicable tax requirements.

Lifetime Required Minimum Distributions (401(a), 401(k), Roth 401(k), 403(a), 403(b) and IRAs)

To avoid certain tax penalties, you and any designated beneficiary must also satisfy the required minimum distribution rules set forth in the Tax Code. These rules dictate the following:
- The start date for distributions;
- The time period in which all amounts in your Contract(s) must be distributed; and
- Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or in the case of an employer-sponsored plan, April 1 of the calendar year following the calendar year in which you retire, whichever occurs later, unless:
- Under 401(a) or 401(k) plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70½; or
- Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

Time Period. We must pay out distributions from the Contract over a period not extending beyond one of the following time periods:
- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). Before annuity payments begin, the required minimum distribution amount is generally determined by dividing the entire interest in the account as of December 31 of the preceding year by the applicable distribution period. The entire interest in the account includes the amount of any outstanding rollover, transfer and recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits and any optional living benefit. If annuity payments have begun under an annuity option that satisfies the Tax Code section 401(a)(9) regulations, such payments will generally be viewed as satisfying your required minimum distribution.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed. In certain circumstances this excise tax may be waived by the IRS.

Roth IRAs. Required minimum distributions are not applicable to Roth IRAs during your lifetime. Further information regarding required minimum distributions may be found in your Contract.

Required Distributions upon Death (401(a), 401(k), Roth 401(k), 403(a), 403(b), IRAs and Roth IRAs)

Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your Contract.

If your death occurs on or after the date you begin receiving minimum distributions under the Contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Very generally, for benefits not being paid as an annuity, this means calculating the minimum distribution using the longer of the beneficiary's remaining life expectancy determined in the year following the year of the owner's death, reduced by one for each subsequent year or owner's remaining life expectancy at death, reduced by one for each subsequent year. Tax Code Section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before the date you begin receiving minimum distributions under the Contract, your entire balance generally must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2018, your entire balance must be distributed to the designated beneficiary by December 31, 2023. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:
- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If your death occurs before the date you begin receiving required minimum distributions under the Contract and the designated beneficiary is your spouse, distributions must generally begin on or before the later of the following:
- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If your death occurs before the date you begin receiving required minimum distributions under the contract and there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract owner's death.

Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only). In lieu of taking a distribution under these rules, if the sole designated beneficiary is the contract owner's surviving spouse, the spousal beneficiary may elect to treat the Contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the Contract or fails to take a distribution within the required time period.

Withholding

Any taxable distributions under the Contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status.

401(a), 401(k), Roth 401(k), 403(a) and 403(b) Plans. Generally, eligible rollover distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

IRAs and Roth IRAs. Generally, you or, if applicable, a designated beneficiary may elect not to have tax withheld from distributions. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number, if we are notified by the IRS that the taxpayer identification number we have on file is incorrect, or if the payment is made outside of the U.S. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Non Resident Aliens. If you or your designated beneficiary is a non-resident alien, withholding will generally be 30% based on the individual's citizenship, the country of domicile and tax treaty status.

In-Plan Roth Rollovers

Tax Code Section 401(k) plans may add a "qualified Roth contribution program," under which employees can forego the current exclusion from gross income for elective deferrals, in exchange for the future exclusion of the distribution of the deferrals and any earnings thereon. That is, participants may elect to make non-excludable contributions to "designated Roth accounts" (instead of making excludable contributions) – and to exclude from gross income (if certain conditions are met) distributions from these accounts (instead of having distributions included in gross income).

If permitted under the plan for which the Contract is issued and provided the plan offers a Roth 401(k) account, non-Roth amounts may be rolled over into a corresponding Roth account within the same plan. The Tax Code provides that, generally, an in-plan rollover to a Roth account is taxable and includable in gross income in the year the rollover occurs, just as if the amount were distributed and not rolled into a qualified account. Please note that in-plan rollovers into a Roth account are not subject to withholding. Consequently, an individual considering such a transaction may want to increase their tax withholding or make an estimated tax payment in the year of the rollover. Amounts rolled over into an in-plan Roth account cannot subsequently be converted back into a non-Roth account.

A partial or full distribution of in-plan Roth rollover amounts and earnings credited on those amounts (or of premium payments made by salary reduction to a Roth account and earnings credited on those premium payments, as described above) will be excludable from income if it is a qualified distribution as defined in the **"Qualified Distributions – Roth 401(k) and Roth IRAs"** section above.

In-plan Roth rollovers are not subject to the 10% additional tax on early distributions under Tax Code Section 72(t) that would normally apply to distributions from a 401(k) plan. However, a special recapture rule applies when a plan distributes any part of the in-plan Roth rollover within a five-year taxable period, making the distribution subject to the 10% additional tax on early distributions under Tax Code Section 72(t) unless an exception to this tax applies or the distribution is allocable to any nontaxable portion of the in-plan Roth rollover. The five-year taxable period begins January 1 of the year of the in-plan Roth rollover and ends on the last day of the fifth year of the period. This special recapture rule does not apply when the participant rolls over the distribution to another designated Roth account or to a Roth IRA but does apply to a subsequent distribution from the rolled over account or Roth IRA within the five-year taxable period.

Due to administrative complexity, certain in-plan Roth rollovers may not be available through the Contract. Additionally, the tax rules associated with Roth accounts and in-plan Roth rollovers can be complex and you should seek tax and/or legal advice regarding your particular situation.

Assignment and Other Transfers

401(a), 401(k), Roth 401(k), 403(a) and 403(b) Plans. Your beneficial interest in the Contract may not be assigned or transferred to persons other than:
- A plan participant as a means to provide benefit payments;
- An alternate payee under a QDRO in accordance with Tax Code Section 414(p);
- The Company as collateral for a loan; or
- The enforcement of a federal income tax lien or levy.

IRAs and Roth IRAs. The Tax Code does not allow a transfer or assignment of your rights under these Contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the Contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a tax and/or legal adviser regarding the potential tax effects of such a transaction.

Tax Consequences of Living Benefits and Enhanced Death Benefits

Living Benefits. Except as otherwise noted below, when a full or partial withdrawal from a Contract occurs under a Voya LifePay Plus or Voya Joint LifePay Plus rider, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any deferred sales charge) immediately before the distribution over the investment in the Contract at that time.

Investment in the Contract is generally equal to the amount of all contributions to the Contract previously included in your gross income, plus amounts previously included in your gross income as the result of certain loans, assignments, or gifts, less the aggregate amount of non-taxable distributions previously made. The income on the Contract for purposes of calculating the taxable amount of a distribution may be unclear. For example, the living benefits provided under the Voya LifePay Plus or Voya Joint LifePay Plus rider, as well as any applicable Market Value Adjustment, could increase the contract value that applies. Thus, the income on the Contract could be higher than the amount of income that would be determined without regard to such a benefit. As a result, you could have higher amounts of income than will be reported to you. In addition, payments under any guaranteed payment phase of such riders may be subject to the exclusion ratio rules under Tax Code Section 72(b) for tax purposes. Please consult your tax and/or legal adviser about the tax consequences of living benefits.

Payments of the Maximum Annual Withdrawal pursuant to the Income Optimizer under the Voya LifePay Plus or Voya Joint LifePay Plus rider are designed to be treated as annuity payments for withholding and tax reporting purposes. A portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when your payments of the Maximum Annual Withdrawal pursuant to the Income Optimizer start. Any withdrawals in addition to the Maximum Annual Withdrawal payments you are receiving pursuant to the Income Optimizer constitute Excess Withdrawals under the Voya LifePay Plus or Voya Joint LifePay Plus rider, causing a proportional reduction of the Voya LifePay Plus Base and Maximum Annual Withdrawal. This reduction will result in a proportional reduction in the non-taxable portion of your future Maximum Annual Withdrawal payments. Once your investment in the Contract has been fully recovered, the full amount of each of your future Maximum Annual Withdrawal payments would be subject to tax as ordinary income.

Enhanced Death Benefits. The Contract offers a death benefit that may exceed the greater of premium payments and the contract value. It is possible that the IRS could characterize such a death benefit as other than an incidental death benefit, which may result in currently taxable income and could affect the amount of required minimum distributions. Additionally, because certain charges are imposed with respect to some of the available death benefits it is possible those charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract. Please consult your tax adviser about the tax consequences of enhanced death benefits.

Same-Sex Marriages

The Contract provides that upon your death a surviving spouse may have certain continuation rights that he or she may elect to exercise for the Contract's Death Benefit and any joint-life coverage under a living benefit. All contract provisions relating to spousal continuation are available only to a person who meets the definition of "spouse" under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Please consult your tax and/or legal adviser for further information about this subject.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the Contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the Contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the Contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation thereof may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the Contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

APPENDIX A

Condensed Financial Information

Except for subaccounts which did not commence operations as of December 31, 2017, the following tables show the Condensed Financial Information (accumulation unit values and number of units outstanding for the indicated periods) for each subaccount of Separate Account B under the Contract with the lowest and highest combination of asset-based charges. This information is current through December 31, 2017, including portfolio names. Portfolio name changes after December 31, 2017, are not reflected in the following information. Complete information is available in the SAI. Contact Customer Service to obtain your copy of the SAI free of charge.

Separate Account Annual Charges of 1.40%

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
Value at beginning of period	$12.04	$11.76	$12.05	$11.99	$10.62	$9.80	$10.31	$9.53	$7.99	$10.09
Value at end of period	$13.50	$12.04	$11.76	$12.05	$11.99	$10.62	$9.80	$10.31	$9.53	$7.99
Number of accumulation units outstanding at end of period	6,996,515	8,664,609	10,146,226	11,809,955	13,043,592	13,195,463	14,658,436	14,545,662	13,749,221	5,658,472
COLUMBIA SMALL CAP VALUE FUND VS (CLASS 2)										
Value at beginning of period	$35.32	$26.98	$29.21	$28.75	$21.75	$19.83	$21.42	$17.18	$13.94	$19.68
Value at end of period	$39.69	$35.32	$26.98	$29.21	$28.75	$21.75	$19.83	$21.42	$17.18	$13.94
Number of accumulation units outstanding at end of period	224,260	371,322	463,069	571,341	731,242	853,085	975,035	1,094,501	1,267,316	1,517,242
PROFUND VP BULL										
Value at beginning of period	$14.19	$13.13	$13.37	$12.17	$9.51	$8.47	$8.59	$7.74	$6.31	$10.27
Value at end of period	$16.70	$14.19	$13.13	$13.37	$12.17	$9.51	$8.47	$8.59	$7.74	$6.31
Number of accumulation units outstanding at end of period	24,959	30,950	37,080	40,009	64,161	80,226	96,088	119,978	139,938	178,757
PROFUND VP EUROPE 30										
Value at beginning of period	$9.89	$9.30	$10.59	$11.75	$9.80	$8.52	$9.49	$9.37	$7.19	$13.02
Value at end of period	$11.67	$9.89	$9.30	$10.59	$11.75	$9.80	$8.52	$9.49	$9.37	$7.19
Number of accumulation units outstanding at end of period	19,913	36,367	41,138	46,167	61,749	74,259	85,942	104,606	126,512	152,071
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$2.03	$2.17	$2.24	$3.25	$2.83	$3.09	$5.01	$6.05	$4.64	$7.59
Value at end of period	$1.76	$2.03	$2.17	$2.24	$3.25	$2.83	$3.09	$5.01	$6.05	$4.64
Number of accumulation units outstanding at end of period	141,338	185,734	203,341	238,818	238,813	266,658	270,919	290,517	316,599	402,662
VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.16	$9.74	$10.13	$9.80	$8.74	$7.70	$8.13	$7.79	$6.08	$9.95
Value at end of period	$12.37	$10.16	$9.74	$10.13	$9.80	$8.74	$7.70	$8.13	$7.79	$6.08
Number of accumulation units outstanding at end of period	6,479,748	7,999,553	9,507,797	3,326,376	3,553,623	3,776,108	4,036,972	4,398,876	4,692,093	4,193,381
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$10.63	$10.12	$10.66	$10.41	$10.20					
Value at end of period	$12.01	$10.63	$10.12	$10.66	$10.41					
Number of accumulation units outstanding at end of period	2,646,948	3,586,276	4,487,470	5,157,399	2,055,521					
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S2)										
Value at beginning of period	$9.60	$9.73	$9.87	$10.01	$10.15	$10.29	$10.43	$10.58	$10.70	$10.61
Value at end of period	$9.50	$9.60	$9.73	$9.87	$10.01	$10.15	$10.29	$10.43	$10.58	$10.70
Number of accumulation units outstanding at end of period	73,220	131,320	131,320	157,036	186,216	302,750	474,480	481,105	709,986	1,177,080

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.80	$14.66	$15.15	$13.94	$10.87	$9.57	$9.99			
Value at end of period	$18.66	$15.80	$14.66	$15.15	$13.94	$10.87	$9.57			
Number of accumulation units outstanding at end of period	7,224,237	9,534,437	11,357,787	13,193,311	15,699,200	17,914,965	19,736,037			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.37	$13.31	$13.73	$12.61	$9.81	$8.61	$8.78	$7.82	$6.10	$9.95
Value at end of period	$17.01	$14.37	$13.31	$13.73	$12.61	$9.81	$8.61	$8.78	$7.82	$6.10
Number of accumulation units outstanding at end of period	2,957,464	3,989,857	4,805,989	5,731,475	6,997,027	8,191,118	9,561,032	5,214,662	5,796,850	3,900,949
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$20.18	$17.86	$18.49	$18.53	$17.80	$15.83	$15.37	$13.65	$9.26	$12.13
Value at end of period	$21.14	$20.18	$17.86	$18.49	$18.53	$17.80	$15.83	$15.37	$13.65	$9.26
Number of accumulation units outstanding at end of period	1,460,783	1,919,763	2,333,369	2,852,338	3,536,270	4,012,922	3,817,892	3,921,490	3,386,304	4,317,113
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$17.21	$15.87	$16.00	$14.29	$10.92	$9.71	$9.88	$8.82	$7.27	$11.78
Value at end of period	$21.10	$17.21	$15.87	$16.00	$14.29	$10.92	$9.71	$9.88	$8.82	$7.27
Number of accumulation units outstanding at end of period	268,013	434,908	502,867	611,588	718,974	816,038	939,728	1,008,074	1,178,124	1,295,966
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$23.62	$20.33	$21.05	$19.54	$14.76	$12.75	$13.12	$10.94	$8.44	$13.75
Value at end of period	$26.39	$23.62	$20.33	$21.05	$19.54	$14.76	$12.75	$13.12	$10.94	$8.44
Number of accumulation units outstanding at end of period	304,281	535,541	606,003	733,866	900,327	1,007,217	1,103,955	1,204,164	1,377,178	1,538,832
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$23.25	$18.57	$19.51	$18.80	$13.40	$12.12	$12.41	$10.28	$8.37	$12.80
Value at end of period	$25.13	$23.25	$18.57	$19.51	$18.80	$13.40	$12.12	$12.41	$10.28	$8.37
Number of accumulation units outstanding at end of period	241,436	393,989	471,739	590,078	701,737	824,353	906,059	987,422	1,101,850	1,200,311
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$15.80	$15.38	$15.56	$14.82	$15.09	$14.03	$13.26	$12.28	$11.19	$12.42
Value at end of period	$16.32	$15.80	$15.38	$15.56	$14.82	$15.09	$14.03	$13.26	$12.28	$11.19
Number of accumulation units outstanding at end of period	24,021,783	28,010,382	32,021,473	35,604,078	12,404,667	12,675,495	13,585,163	14,805,735	15,212,968	14,692,505
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$9.33	$9.43	$9.70	$10.41						
Value at end of period	$11.42	$9.33	$9.43	$9.70						
Number of accumulation units outstanding at end of period	8,473,575	10,918,223	12,820,021	14,338,873						
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$8.72	$8.79	$9.01	$9.74	$8.16	$6.98	$8.09	$7.62	$6.06	$10.14
Value at end of period	$10.70	$8.72	$8.79	$9.01	$9.74	$8.16	$6.98	$8.09	$7.62	$6.06
Number of accumulation units outstanding at end of period	348,186	475,607	558,185	670,510	985,325	849,883	818,658	1,156,598	1,391,858	139,687
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$15.69	$15.40	$14.78	$13.26	$10.32	$10.27				
Value at end of period	$19.97	$15.69	$15.40	$14.78	$13.26	$10.32				
Number of accumulation units outstanding at end of period	11,904,633	16,175,859	19,109,726	22,337,194	26,880,710	30,794,923				

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$25.11	$24.56	$23.48	$21.00	$16.31	$14.04	$13.93			
Value at end of period	$32.05	$25.11	$24.56	$23.48	$21.00	$16.31	$14.04			
Number of accumulation units outstanding at end of period	5,622,301	7,562,016	9,118,020	11,036,243	7,109,891	1,682,756	2,130,653			
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S2)										
Value at beginning of period	$24.65	$24.13	$23.11	$20.70	$16.10	$13.87	$13.79	$12.25	$8.74	$12.25
Value at end of period	$31.40	$24.65	$24.13	$23.11	$20.70	$16.10	$13.87	$13.79	$12.25	$8.74
Number of accumulation units outstanding at end of period	91,873	122,933	141,597	168,904	8,326	11,339	11,644	13,461	16,290	22,320
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.63	$14.85	$15.80	$14.60	$11.33	$10.05	$10.05			
Value at end of period	$18.57	$16.63	$14.85	$15.80	$14.60	$11.33	$10.05			
Number of accumulation units outstanding at end of period	5,508,969	7,421,221	9,147,104	8,808,653	5,395,409	830,633	569,147			
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$18.68	$17.71	$17.91	$16.73	$12.89	$11.47	$11.73	$9.15	$6.58	$10.72
Value at end of period	$22.98	$18.68	$17.71	$17.91	$16.73	$12.89	$11.47	$11.73	$9.15	$6.58
Number of accumulation units outstanding at end of period	4,774,600	2,853,934	3,240,855	3,761,739	4,703,222	3,747,745	4,227,190	4,756,551	4,502,607	4,769,928
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.44	$17.23	$17.57	$15.50	$12.06	$11.09	$11.79	$10.32	$8.43	$13.10
Value at end of period	$22.07	$18.44	$17.23	$17.57	$15.50	$12.06	$11.09	$11.79	$10.32	$8.43
Number of accumulation units outstanding at end of period	363,463	487,254	577,949	655,382	581,429	616,418	700,026	862,455	854,149	896,825
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.59	$10.26	$10.49	$10.04	$9.76	$9.17	$8.84	$8.32	$8.25	
Value at end of period	$11.25	$10.59	$10.26	$10.49	$10.04	$9.76	$9.17	$8.84	$8.32	
Number of accumulation units outstanding at end of period	3,995,871	5,389,089	5,273,239	5,808,995	6,917,396	7,030,422	7,346,128	6,256,899	5,981,757	
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.90	$13.14	$13.60	$13.09	$11.19	$10.05	$10.31	$9.37	$9.22	
Value at end of period	$15.99	$13.90	$13.14	$13.60	$13.09	$11.19	$10.05	$10.31	$9.37	
Number of accumulation units outstanding at end of period	29,664,497	39,020,544	45,698,664	51,799,708	59,186,253	63,995,469	68,956,114	74,275,484	79,472,323	
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.91	$13.21	$13.61	$13.06	$11.45	$10.40	$10.54	$9.63	$9.49	
Value at end of period	$15.71	$13.91	$13.21	$13.61	$13.06	$11.45	$10.40	$10.54	$9.63	
Number of accumulation units outstanding at end of period	17,625,445	22,613,214	26,950,962	30,767,408	35,441,375	38,485,278	42,036,780	46,040,296	48,787,781	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.29	$12.74	$13.13	$12.65	$11.66	$10.73	$10.65	$9.86	$9.75	
Value at end of period	$14.65	$13.29	$12.74	$13.13	$12.65	$11.66	$10.73	$10.65	$9.86	
Number of accumulation units outstanding at end of period	9,718,604	12,104,749	14,071,867	16,389,602	19,206,813	20,961,634	22,515,408	24,451,343	25,879,317	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$26.02	$24.83	$23.45	$21.09	$16.24	$14.42	$14.07	$12.69	$10.27	
Value at end of period	$33.60	$26.02	$24.83	$23.45	$21.09	$16.24	$14.42	$14.07	$12.69	
Number of accumulation units outstanding at end of period	820,529	1,080,819	1,104,897	1,257,121	1,242,161	1,378,422	1,637,094	1,455,162	1,607,178	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$16.33	$14.95	$14.90	$13.42	$10.33	$9.09	$9.02	$8.17	$6.71	$10.17
Value at end of period	$19.69	$16.33	$14.95	$14.90	$13.42	$10.33	$9.09	$9.02	$8.17	$6.71
Number of accumulation units outstanding at end of period	2,704,333	3,318,523	3,395,479	3,546,039	4,014,374	4,545,292	4,462,209	5,649,134	6,524,524	629,227
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$24.05	$21.15	$22.29	$20.14	$15.54	$13.59	$13.71	$12.51	$10.35	
Value at end of period	$26.84	$24.05	$21.15	$22.29	$20.14	$15.54	$13.59	$13.71	$12.51	
Number of accumulation units outstanding at end of period	856,511	1,222,175	1,205,374	471,664	439,059	373,421	310,000	194,823	130,420	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$26.59	$25.25	$25.81	$23.56	$17.71	$15.55	$16.13	$13.00	$10.36	
Value at end of period	$32.60	$26.59	$25.25	$25.81	$23.56	$17.71	$15.55	$16.13	$13.00	
Number of accumulation units outstanding at end of period	865,314	1,120,682	1,355,601	1,415,777	1,742,194	1,975,775	2,267,474	2,632,553	2,765,328	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$18.03	$16.17	$16.91	$15.25	$11.56	$10.04	$10.40	$8.45	$6.13	$10.30
Value at end of period	$20.92	$18.03	$16.17	$16.91	$15.25	$11.56	$10.04	$10.40	$8.45	$6.13
Number of accumulation units outstanding at end of period	1,265,670	1,580,451	1,639,001	1,800,620	1,609,933	1,669,174	1,745,841	1,854,424	1,478,202	578,346
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$18.35	$15.40	$16.41	$15.90	$11.65	$10.20	$10.80	$8.69	$6.97	$10.06
Value at end of period	$20.62	$18.35	$15.40	$16.41	$15.90	$11.65	$10.20	$10.80	$8.69	$6.97
Number of accumulation units outstanding at end of period	1,139,591	1,420,669	1,600,432	1,732,818	1,943,191	1,759,225	1,701,985	1,880,369	1,673,974	1,397,996
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$16.53	$14.82	$15.20	$14.64	$10.70	$9.44	$9.53	$7.31	$5.68	$8.80
Value at end of period	$19.30	$16.53	$14.82	$15.20	$14.64	$10.70	$9.44	$9.53	$7.31	$5.68
Number of accumulation units outstanding at end of period	184,896	275,069	341,370	413,406	542,408	663,418	796,478	919,414	1,117,503	1,257,982
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$20.10	$16.42	$16.82	$16.06	$11.85	$10.52	$10.97	$8.97	$7.15	$10.25
Value at end of period	$22.00	$20.10	$16.42	$16.82	$16.06	$11.85	$10.52	$10.97	$8.97	$7.15
Number of accumulation units outstanding at end of period	629,887	812,437	852,713	963,772	1,060,414	1,187,162	1,422,232	1,686,231	1,359,012	686,734
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.05	$9.60	$10.03							
Value at end of period	$11.71	$10.05	$9.60							
Number of accumulation units outstanding at end of period	8,722,120	10,212,905	12,257,013							
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.81	$11.73	$11.90	$11.44	$11.94	$11.69	$11.08	$10.62	$10.20	$9.99
Value at end of period	$11.99	$11.81	$11.73	$11.90	$11.44	$11.94	$11.69	$11.08	$10.62	$10.20
Number of accumulation units outstanding at end of period	1,685,713	2,140,065	2,326,628	2,474,708	2,262,123	2,599,279	3,165,568	3,163,184	3,588,432	3,388,765

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$20.53	$19.77	$21.11	$20.52	$14.99	$12.70	$12.60	$10.10	$7.58	$13.08
Value at end of period	$25.95	$20.53	$19.77	$21.11	$20.52	$14.99	$12.70	$12.60	$10.10	$7.58
Number of accumulation units outstanding at end of period	1,832,233	2,411,598	2,897,333	3,345,047	3,838,302	3,614,401	4,238,575	4,210,806	4,248,323	3,468,055
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.39	$11.15	$11.61	$11.48	$12.75	$12.16	$11.01	$10.59	$9.88	
Value at end of period	$11.51	$11.39	$11.15	$11.61	$11.48	$12.75	$12.16	$11.01	$10.59	
Number of accumulation units outstanding at end of period	1,823,246	2,308,811	2,427,575	2,742,060	3,201,123	5,636,752	5,459,336	3,408,948	2,184,297	
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S2)										
Value at beginning of period	$13.63	$13.76	$14.22	$12.69	$12.43	$10.05	$10.77	$9.44	$7.18	$12.42
Value at end of period	$14.84	$13.63	$13.76	$14.22	$12.69	$12.43	$10.05	$10.77	$9.44	$7.18
Number of accumulation units outstanding at end of period	6,291	6,804	12,365	15,985	20,169	27,623	37,146	44,167	49,679	36,146
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S2)										
Value at beginning of period	$37.31	$36.36	$35.87	$28.04	$27.92	$24.54	$22.77	$18.07	$13.51	$22.31
Value at end of period	$38.64	$37.31	$36.36	$35.87	$28.04	$27.92	$24.54	$22.77	$18.07	$13.51
Number of accumulation units outstanding at end of period	52,805	70,793	88,527	105,829	150,810	168,402	191,820	217,627	241,216	260,944
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.39	$15.33	$15.10	$13.57	$10.22	$9.23	$9.82	$8.89	$6.85	$11.43
Value at end of period	$19.64	$16.39	$15.33	$15.10	$13.57	$10.22	$9.23	$9.82	$8.89	$6.85
Number of accumulation units outstanding at end of period	1,688,524	2,237,802	2,511,540	2,768,582	3,001,487	3,337,689	3,608,516	3,853,085	3,902,577	3,528,125
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$18.04	$14.79	$15.46	$15.03	$10.89	$9.67	$10.08	$8.16	$6.63	$10.21
Value at end of period	$19.74	$18.04	$14.79	$15.46	$15.03	$10.89	$9.67	$10.08	$8.16	$6.63
Number of accumulation units outstanding at end of period	776,175	1,037,070	1,226,292	1,421,605	1,638,441	1,976,916	2,223,917	2,485,616	2,897,468	3,270,508
VY® FRANKLIN INCOME PORTFOLIO (CLASS S2)										
Value at beginning of period	$15.22	$13.36	$14.50	$14.03	$12.44	$11.21	$11.11	$9.99	$7.68	$11.04
Value at end of period	$16.54	$15.22	$13.36	$14.50	$14.03	$12.44	$11.21	$11.11	$9.99	$7.68
Number of accumulation units outstanding at end of period	61,337	103,481	131,794	149,741	156,628	166,996	193,021	205,556	124,700	108,931
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$21.53	$18.54	$20.00	$18.58	$13.96	$11.93	$12.36	$10.89	$8.59	$13.72
Value at end of period	$24.99	$21.53	$18.54	$20.00	$18.58	$13.96	$11.93	$12.36	$10.89	$8.59
Number of accumulation units outstanding at end of period	975,633	1,322,990	1,683,688	2,034,525	2,240,125	2,131,292	2,213,852	2,163,923	2,202,640	2,342,903
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$19.12	$16.86	$17.50	$16.33	$13.29	$11.98	$12.31	$11.15	$9.24	$12.26
Value at end of period	$20.85	$19.12	$16.86	$17.50	$16.33	$13.29	$11.98	$12.31	$11.15	$9.24
Number of accumulation units outstanding at end of period	3,487,076	4,329,327	5,216,053	6,388,091	2,363,718	2,113,601	2,270,527	2,408,048	2,591,371	2,734,004
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$11.91	$10.52	$10.93	$10.13						
Value at end of period	$12.97	$11.91	$10.52	$10.93						
Number of accumulation units outstanding at end of period	5,238,079	6,252,217	7,191,688	8,247,921						

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S2)										
Value at beginning of period	$27.34	$23.15	$24.23	$22.35	$16.95	$15.03	$15.61	$14.09	$11.55	$17.30
Value at end of period	$30.65	$27.34	$23.15	$24.23	$22.35	$16.95	$15.03	$15.61	$14.09	$11.55
Number of accumulation units outstanding at end of period	111,839	150,742	214,577	247,099	309,156	377,535	440,586	510,573	552,748	594,673
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S2)										
Value at beginning of period	$30.26	$27.19	$32.81	$33.02	$35.58	$30.35	$37.72	$31.84	$18.85	$39.30
Value at end of period	$42.60	$30.26	$27.19	$32.81	$33.02	$35.58	$30.35	$37.72	$31.84	$18.85
Number of accumulation units outstanding at end of period	48,279	93,159	116,972	128,115	156,329	180,782	209,192	242,186	269,685	256,803
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$19.60	$17.34	$18.13	$15.99	$12.33	$10.42	$10.38	$8.56	$6.91	$10.18
Value at end of period	$21.99	$19.60	$17.34	$18.13	$15.99	$12.33	$10.42	$10.38	$8.56	$6.91
Number of accumulation units outstanding at end of period	664,025	875,198	1,100,503	1,353,541	1,923,801	1,723,331	1,622,804	1,415,034	802,705	540,677
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S2)										
Value at beginning of period	$35.73	$29.85	$31.49	$29.51	$21.57	$18.46	$19.00	$15.23	$12.15	$17.62
Value at end of period	$40.67	$35.73	$29.85	$31.49	$29.51	$21.57	$18.46	$19.00	$15.23	$12.15
Number of accumulation units outstanding at end of period	100,891	145,717	174,580	204,129	245,796	304,074	330,058	431,525	466,172	507,228
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S2)										
Value at beginning of period	$29.77	$28.71	$27.43	$26.72	$22.71	$19.94	$18.57	$16.54	$13.05	$18.55
Value at end of period	$36.90	$29.77	$28.71	$27.43	$26.72	$22.71	$19.94	$18.57	$16.54	$13.05
Number of accumulation units outstanding at end of period	139,496	207,651	270,309	322,296	416,275	493,347	558,636	649,301	694,600	767,389
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$18.40	$18.66	$18.23	$18.11	$14.48	$12.10	$13.40	$11.73	$8.54	$14.55
Value at end of period	$24.69	$18.40	$18.66	$18.23	$18.11	$14.48	$12.10	$13.40	$11.73	$8.54
Number of accumulation units outstanding at end of period	807,076	883,783	1,216,762	1,205,566	1,469,568	1,279,009	1,397,045	1,420,560	1,635,220	1,818,384
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S2)										
Value at beginning of period	$30.61	$28.79	$27.78	$25.16	$20.92	$18.55	$18.32	$16.31	$12.44	$17.43
Value at end of period	$34.70	$30.61	$28.79	$27.78	$25.16	$20.92	$18.55	$18.32	$16.31	$12.44
Number of accumulation units outstanding at end of period	322,450	420,633	485,491	565,503	674,146	789,692	873,587	977,107	1,054,083	1,098,378
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S2)										
Value at beginning of period	$23.98	$20.51	$22.38	$21.15	$16.55	$14.36	$14.70	$12.99	$10.56	$16.68
Value at end of period	$27.44	$23.98	$20.51	$22.38	$21.15	$16.55	$14.36	$14.70	$12.99	$10.56
Number of accumulation units outstanding at end of period	93,087	153,693	190,243	216,764	244,392	301,878	344,638	381,495	404,604	425,366
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.95	$16.97	$15.57	$14.57	$10.64	$9.10	$9.35	$8.13	$5.78	$10.17
Value at end of period	$22.27	$16.95	$16.97	$15.57	$14.57	$10.64	$9.10	$9.35	$8.13	$5.78
Number of accumulation units outstanding at end of period	1,644,216	1,963,161	2,549,469	2,394,002	2,453,514	2,352,194	1,806,950	1,929,680	1,909,257	775,347
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.93	$14.86	$15.22	$15.61	$13.84	$11.82	$13.68	$12.19	$8.99	$18.05
Value at end of period	$18.83	$14.93	$14.86	$15.22	$15.61	$13.84	$11.82	$13.68	$12.19	$8.99
Number of accumulation units outstanding at end of period	875,910	1,015,936	1,199,390	1,221,192	1,258,845	1,385,641	1,461,019	1,599,392	1,998,238	2,376,603

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.85	$10.83	$11.39	$12.40	$10.49	$8.96	$10.36	$9.67	$7.44	$12.71
Value at end of period	$13.05	$10.85	$10.83	$11.39	$12.40	$10.49	$8.96	$10.36	$9.67	$7.44
Number of accumulation units outstanding at end of period	3,817,589	5,129,382	6,092,607	6,958,530	7,818,813	8,618,254	2,688,868	2,992,773	2,884,425	2,681,328
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S2)										
Value at beginning of period	$21.97	$20.12	$22.11	$23.11	$17.97	$14.99	$16.14	$15.22	$11.69	$19.68
Value at end of period	$25.57	$21.97	$20.12	$22.11	$23.11	$17.97	$14.99	$16.14	$15.22	$11.69
Number of accumulation units outstanding at end of period	17,589	27,923	31,685	33,814	45,073	51,337	44,284	49,444	53,013	55,483

Separate Account Annual Charges of 1.95%

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
Value at beginning of period	$11.46	$11.26	$11.60	$11.61	$10.35	$9.60	$10.16	$9.44	$7.96	$10.08
Value at end of period	$12.78	$11.46	$11.26	$11.60	$11.61	$10.35	$9.60	$10.16	$9.44	$7.96
Number of accumulation units outstanding at end of period	5,173,204	5,827,444	6,487,425	7,001,985	7,660,611	8,364,885	9,163,770	9,731,707	8,786,491	4,810,195
COLUMBIA SMALL CAP VALUE FUND VS (CLASS 2)										
Value at beginning of period	$32.72	$25.14	$27.37	$27.08	$20.61	$18.89	$20.53	$16.55	$13.51	$19.17
Value at end of period	$36.57	$32.72	$25.14	$27.37	$27.08	$20.61	$18.89	$20.53	$16.55	$13.51
Number of accumulation units outstanding at end of period	132,769	176,425	197,472	225,564	261,948	307,378	337,456	373,700	427,908	464,506
PROFUND VP BULL										
Value at beginning of period	$13.00	$12.09	$12.39	$11.34	$8.91	$7.98	$8.14	$7.37	$6.05	$9.89
Value at end of period	$15.22	$13.00	$12.09	$12.39	$11.34	$8.91	$7.98	$8.14	$7.37	$6.05
Number of accumulation units outstanding at end of period	5,903	9,319	9,826	11,653	13,868	20,716	22,523	24,279	28,304	30,665
PROFUND VP EUROPE 30										
Value at beginning of period	$9.06	$8.57	$9.81	$10.95	$9.18	$8.03	$8.99	$8.93	$6.88	$12.54
Value at end of period	$10.63	$9.06	$8.57	$9.81	$10.95	$9.18	$8.03	$8.99	$8.93	$6.88
Number of accumulation units outstanding at end of period	11,255	18,559	21,719	24,374	28,396	28,697	32,153	42,989	44,665	76,510
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$1.88	$2.03	$2.10	$3.07	$2.69	$2.95	$4.81	$5.84	$4.50	$7.41
Value at end of period	$1.63	$1.88	$2.03	$2.10	$3.07	$2.69	$2.95	$4.81	$5.84	$4.50
Number of accumulation units outstanding at end of period	63,794	73,774	80,163	90,860	86,469	94,360	95,656	97,550	99,495	112,208
VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$9.66	$9.32	$9.75	$9.48	$8.51	$7.54	$8.00	$7.70	$6.05	$9.95
Value at end of period	$11.70	$9.66	$9.32	$9.75	$9.48	$8.51	$7.54	$8.00	$7.70	$6.05
Number of accumulation units outstanding at end of period	3,067,180	3,635,796	4,206,090	1,315,959	1,351,286	1,712,067	1,959,001	2,253,901	2,629,207	2,551,491
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$10.41	$9.97	$10.55	$10.37	$10.12					
Value at end of period	$11.70	$10.41	$9.97	$10.55	$10.37					
Number of accumulation units outstanding at end of period	1,151,625	1,345,928	1,419,387	1,570,657	32,857					

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S2)										
Value at beginning of period	$9.04	$9.21	$9.39	$9.58	$9.76	$9.96	$10.15	$10.35	$10.53	$10.50
Value at end of period	$8.89	$9.04	$9.21	$9.39	$9.58	$9.76	$9.96	$10.15	$10.35	$10.53
Number of accumulation units outstanding at end of period	75,083	122,413	143,978	137,502	199,489	248,051	283,684	291,435	397,381	655,679
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.28	$14.26	$14.82	$13.71	$10.75	$9.52	$9.99			
Value at end of period	$17.95	$15.28	$14.26	$14.82	$13.71	$10.75	$9.52			
Number of accumulation units outstanding at end of period	5,222,184	6,224,969	6,985,998	7,716,712	8,750,030	9,694,786	10,457,228			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$13.65	$12.72	$13.19	$12.18	$9.53	$8.42	$8.63	$7.73	$6.06	$9.95
Value at end of period	$16.07	$13.65	$12.72	$13.19	$12.18	$9.53	$8.42	$8.63	$7.73	$6.06
Number of accumulation units outstanding at end of period	1,736,583	2,079,095	2,385,053	2,666,593	3,011,498	3,315,956	3,801,889	1,358,805	1,432,459	613,853
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$18.80	$16.73	$17.42	$17.56	$16.95	$15.16	$14.81	$13.22	$9.03	$11.88
Value at end of period	$19.58	$18.80	$16.73	$17.42	$17.56	$16.95	$15.16	$14.81	$13.22	$9.03
Number of accumulation units outstanding at end of period	847,560	1,057,015	1,139,664	1,313,134	1,631,758	1,961,472	1,686,591	1,761,365	908,647	1,056,910
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$15.79	$14.64	$14.84	$13.33	$10.25	$9.16	$9.37	$8.41	$6.97	$11.36
Value at end of period	$19.25	$15.79	$14.64	$14.84	$13.33	$10.25	$9.16	$9.37	$8.41	$6.97
Number of accumulation units outstanding at end of period	351,916	454,838	494,087	577,988	667,716	717,363	789,755	927,565	995,207	1,099,093
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$24.59	$21.28	$22.16	$20.68	$15.71	$13.65	$14.12	$11.84	$9.19	$15.05
Value at end of period	$27.31	$24.59	$21.28	$22.16	$20.68	$15.71	$13.65	$14.12	$11.84	$9.19
Number of accumulation units outstanding at end of period	210,597	257,260	286,737	345,853	424,255	480,684	546,385	609,244	668,326	721,208
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$25.21	$20.24	$21.39	$20.73	$14.86	$13.51	$13.92	$11.59	$9.49	$14.59
Value at end of period	$27.10	$25.21	$20.24	$21.39	$20.73	$14.86	$13.51	$13.92	$11.59	$9.49
Number of accumulation units outstanding at end of period	193,785	229,986	251,332	285,723	324,645	365,803	403,302	440,060	470,167	505,902
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$14.55	$14.25	$14.49	$13.88	$14.21	$13.29	$12.63	$11.76	$10.78	$12.03
Value at end of period	$14.95	$14.55	$14.25	$14.49	$13.88	$14.21	$13.29	$12.63	$11.76	$10.78
Number of accumulation units outstanding at end of period	13,476,347	15,191,718	16,714,161	18,475,409	5,636,117	5,524,443	5,863,796	6,206,308	6,451,426	5,718,407
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$9.18	$9.32	$9.65	$10.16						
Value at end of period	$11.18	$9.18	$9.32	$9.65						
Number of accumulation units outstanding at end of period	4,931,767	5,752,384	6,577,170	7,282,103						
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$8.30	$8.42	$8.68	$9.43	$7.95	$6.84	$7.97	$7.55	$6.04	$10.30
Value at end of period	$10.13	$8.30	$8.42	$8.68	$9.43	$7.95	$6.84	$7.97	$7.55	$6.04
Number of accumulation units outstanding at end of period	176,942	246,799	302,841	357,580	475,874	407,661	371,833	571,744	540,619	72,627
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$15.29	$15.09	$14.56	$13.13	$10.28	$10.32				
Value at end of period	$19.34	$15.29	$15.09	$14.56	$13.13	$10.28				
Number of accumulation units outstanding at end of period	7,707,085	9,702,824	11,096,157	12,463,566	13,991,615	15,574,620				

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$23.40	$23.01	$22.12	$19.90	$15.54	$13.45	$13.42	$11.98	$8.57	$12.07
Value at end of period	$29.69	$23.40	$23.01	$22.12	$19.90	$15.54	$13.45	$13.42	$11.98	$8.57
Number of accumulation units outstanding at end of period	3,073,755	3,955,528	4,615,993	5,422,863	3,611,717	883,032	1,038,029	641,795	404,582	28,155
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S2)										
Value at beginning of period	$22.96	$22.61	$21.77	$19.61	$15.34	$13.29	$13.28	$11.87	$8.52	$12.00
Value at end of period	$29.09	$22.96	$22.61	$21.77	$19.61	$15.34	$13.29	$13.28	$11.87	$8.52
Number of accumulation units outstanding at end of period	67,616	86,999	95,556	103,370	11,357	11,645	13,114	14,868	15,233	19,453
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.09	$14.45	$15.45	$14.36	$11.21	$10.00	$10.04			
Value at end of period	$17.86	$16.09	$14.45	$15.45	$14.36	$11.21	$10.00			
Number of accumulation units outstanding at end of period	3,519,373	4,372,038	5,077,333	4,852,661	2,061,174	360,984	195,176			
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$17.11	$16.31	$16.59	$15.59	$12.07	$10.81	$11.11	$8.72	$6.31	$10.33
Value at end of period	$20.94	$17.11	$16.31	$16.59	$15.59	$12.07	$10.81	$11.11	$8.72	$6.31
Number of accumulation units outstanding at end of period	2,312,735	1,336,074	1,548,014	1,692,293	2,042,615	1,366,532	1,287,437	1,172,403	647,451	576,021
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.27	$16.23	$16.65	$14.76	$11.56	$10.69	$11.42	$10.05	$8.26	$12.90
Value at end of period	$20.56	$17.27	$16.23	$16.65	$14.76	$11.56	$10.69	$11.42	$10.05	$8.26
Number of accumulation units outstanding at end of period	225,734	283,009	319,579	255,728	168,358	177,578	215,052	214,959	192,048	210,718
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.17	$9.91	$10.18	$9.81	$9.59	$9.06	$8.78	$8.31	$8.25	
Value at end of period	$10.74	$10.17	$9.91	$10.18	$9.81	$9.59	$9.06	$8.78	$8.31	
Number of accumulation units outstanding at end of period	2,922,347	3,508,193	4,109,542	4,335,215	4,738,284	5,638,432	5,987,264	4,845,565	4,777,187	
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.35	$12.69	$13.21	$12.79	$10.99	$9.92	$10.25	$9.36	$9.21	
Value at end of period	$15.27	$13.35	$12.69	$13.21	$12.79	$10.99	$9.92	$10.25	$9.36	
Number of accumulation units outstanding at end of period	19,398,057	23,818,393	26,764,293	29,932,322	33,789,179	36,373,432	38,938,265	41,710,174	44,762,701	
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.36	$12.76	$13.22	$12.76	$11.24	$10.28	$10.47	$9.62	$9.49	
Value at end of period	$15.01	$13.36	$12.76	$13.22	$12.76	$11.24	$10.28	$10.47	$9.62	
Number of accumulation units outstanding at end of period	13,119,364	15,470,560	17,405,244	19,408,440	21,267,493	22,887,896	24,435,172	26,143,151	27,731,127	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.76	$12.30	$12.75	$12.35	$11.45	$10.59	$10.58	$9.85	$9.75	
Value at end of period	$13.99	$12.76	$12.30	$12.75	$12.35	$11.45	$10.59	$10.58	$9.85	
Number of accumulation units outstanding at end of period	6,205,476	7,356,021	8,133,601	8,883,679	10,216,292	11,171,797	11,686,641	12,734,746	13,459,100	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$24.93	$23.91	$22.71	$20.54	$15.91	$14.20	$13.94	$12.64	$10.20	
Value at end of period	$32.00	$24.93	$23.91	$22.71	$20.54	$15.91	$14.20	$13.94	$12.64	
Number of accumulation units outstanding at end of period	500,685	562,681	575,863	516,244	361,025	374,387	322,048	302,452	315,447	

Opportunities

A-9

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$15.55	$14.32	$14.35	$13.00	$10.06	$8.90	$8.89	$8.09	$6.68	$10.31
Value at end of period	$18.64	$15.55	$14.32	$14.35	$13.00	$10.06	$8.90	$8.89	$8.09	$6.68
Number of accumulation units outstanding at end of period	856,428	1,102,105	1,152,299	1,396,600	1,209,955	1,222,419	1,182,523	1,491,909	1,537,427	185,841
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$23.03	$20.37	$21.59	$19.62	$15.22	$13.39	$13.58	$12.46	$10.54	
Value at end of period	$25.56	$23.03	$20.37	$21.59	$19.62	$15.22	$13.39	$13.58	$12.46	
Number of accumulation units outstanding at end of period	614,821	733,668	820,315	424,035	343,597	298,911	226,688	202,476	154,282	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.47	$24.31	$24.99	$22.95	$17.35	$15.32	$15.97	$12.94	$10.14	
Value at end of period	$31.05	$25.47	$24.31	$24.99	$22.95	$17.35	$15.32	$15.97	$12.94	
Number of accumulation units outstanding at end of period	491,085	585,651	639,138	610,425	697,927	736,610	750,346	801,914	789,109	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.17	$15.48	$16.29	$14.77	$11.25	$9.84	$10.24	$8.36	$6.11	$10.40
Value at end of period	$19.81	$17.17	$15.48	$16.29	$14.77	$11.25	$9.84	$10.24	$8.36	$6.11
Number of accumulation units outstanding at end of period	962,884	1,198,511	1,109,450	1,021,483	868,183	844,587	844,438	971,877	727,369	303,340
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.47	$14.75	$15.80	$15.39	$11.35	$9.99	$10.63	$8.60	$6.94	$10.16
Value at end of period	$19.53	$17.47	$14.75	$15.80	$15.39	$11.35	$9.99	$10.63	$8.60	$6.94
Number of accumulation units outstanding at end of period	663,523	856,369	905,581	869,741	1,017,389	932,748	887,230	1,007,545	845,599	553,373
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$15.14	$13.65	$14.09	$13.64	$10.02	$8.90	$9.02	$6.97	$5.44	$8.48
Value at end of period	$17.59	$15.14	$13.65	$14.09	$13.64	$10.02	$8.90	$9.02	$6.97	$5.44
Number of accumulation units outstanding at end of period	59,695	77,386	95,865	115,289	140,732	163,092	175,561	196,291	224,324	248,212
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.15	$15.73	$16.21	$15.55	$11.55	$10.31	$10.80	$8.88	$7.12	$10.13
Value at end of period	$20.84	$19.15	$15.73	$16.21	$15.55	$11.55	$10.31	$10.80	$8.88	$7.12
Number of accumulation units outstanding at end of period	399,868	454,851	424,767	455,788	534,209	612,548	676,236	730,562	637,166	317,965
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$9.97	$9.58	$10.03							
Value at end of period	$11.55	$9.97	$9.58							
Number of accumulation units outstanding at end of period	4,991,320	5,855,715	6,500,658							
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.25	$11.24	$11.46	$11.08	$11.63	$11.45	$10.92	$10.51	$10.16	$10.03
Value at end of period	$11.36	$11.25	$11.24	$11.46	$11.08	$11.63	$11.45	$10.92	$10.51	$10.16
Number of accumulation units outstanding at end of period	1,010,822	1,308,949	1,335,118	1,250,994	1,031,367	1,389,261	1,678,619	1,352,838	1,454,753	808,243
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$19.23	$18.62	$19.99	$19.54	$14.35	$12.23	$12.21	$9.84	$7.42	$12.89
Value at end of period	$24.18	$19.23	$18.62	$19.99	$19.54	$14.35	$12.23	$12.21	$9.84	$7.42
Number of accumulation units outstanding at end of period	965,955	1,166,089	1,372,191	1,576,303	1,869,863	1,743,326	1,832,414	1,920,312	2,034,794	1,705,281

Opportunities

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$10.91	$10.74	$11.24	$11.18	$12.49	$11.98	$10.91	$10.54	$9.88	
Value at end of period	$10.96	$10.91	$10.74	$11.24	$11.18	$12.49	$11.98	$10.91	$10.54	
Number of accumulation units outstanding at end of period	1,262,876	1,442,586	1,449,781	1,610,349	1,844,662	3,069,280	3,095,975	1,335,718	736,563	
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S2)										
Value at beginning of period	$12.84	$13.03	$13.54	$12.16	$11.98	$9.73	$10.49	$9.24	$7.07	$12.30
Value at end of period	$13.90	$12.84	$13.03	$13.54	$12.16	$11.98	$9.73	$10.49	$9.24	$7.07
Number of accumulation units outstanding at end of period	6,316	7,841	8,910	10,215	12,719	16,185	18,841	23,266	24,133	26,092
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S2)										
Value at beginning of period	$24.89	$24.39	$24.20	$19.02	$19.04	$16.83	$15.70	$12.54	$9.42	$15.65
Value at end of period	$25.63	$24.89	$24.39	$24.20	$19.02	$19.04	$16.83	$15.70	$12.54	$9.42
Number of accumulation units outstanding at end of period	77,058	93,271	106,477	120,581	136,047	147,858	158,217	171,901	184,677	197,334
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.40	$14.49	$14.35	$12.97	$9.82	$8.92	$9.54	$8.69	$6.73	$11.29
Value at end of period	$18.36	$15.40	$14.49	$14.35	$12.97	$9.82	$8.92	$9.54	$8.69	$6.73
Number of accumulation units outstanding at end of period	1,348,116	1,538,880	1,659,060	1,818,720	2,024,960	2,202,631	2,253,089	2,482,365	2,512,125	2,198,501
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$17.00	$14.01	$14.73	$14.40	$10.49	$9.37	$9.82	$7.99	$6.54	$10.11
Value at end of period	$18.49	$17.00	$14.01	$14.73	$14.40	$10.49	$9.37	$9.82	$7.99	$6.54
Number of accumulation units outstanding at end of period	500,560	613,178	697,659	759,121	869,382	991,819	1,128,872	1,279,028	1,440,440	1,534,466
VY® FRANKLIN INCOME PORTFOLIO (CLASS S2)										
Value at beginning of period	$14.34	$12.66	$13.81	$13.44	$11.98	$10.86	$10.82	$9.78	$7.57	$10.93
Value at end of period	$15.49	$14.34	$12.66	$13.81	$13.44	$11.98	$10.86	$10.82	$9.78	$7.57
Number of accumulation units outstanding at end of period	27,865	79,524	66,309	106,971	69,049	67,670	63,222	69,412	56,283	57,535
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$19.84	$17.18	$18.63	$17.41	$13.15	$11.31	$11.78	$10.43	$8.28	$13.29
Value at end of period	$22.89	$19.84	$17.18	$18.63	$17.41	$13.15	$11.31	$11.78	$10.43	$8.28
Number of accumulation units outstanding at end of period	804,218	1,042,365	1,187,880	1,418,748	1,425,766	1,309,287	1,385,160	1,414,600	1,474,475	1,390,974
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.91	$15.88	$16.58	$15.56	$12.73	$11.54	$11.93	$10.86	$9.05	$12.07
Value at end of period	$19.43	$17.91	$15.88	$16.58	$15.56	$12.73	$11.54	$11.93	$10.86	$9.05
Number of accumulation units outstanding at end of period	1,487,310	1,872,372	2,128,713	2,458,378	1,125,776	1,008,727	1,074,103	1,103,836	1,088,308	939,388
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$11.72	$10.41	$10.88	$10.14						
Value at end of period	$12.69	$11.72	$10.41	$10.88						
Number of accumulation units outstanding at end of period	3,940,501	4,548,819	4,860,560	5,189,083						
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S2)										
Value at beginning of period	$20.36	$17.33	$18.25	$16.92	$12.91	$11.51	$12.02	$10.91	$8.99	$13.55
Value at end of period	$22.70	$20.36	$17.33	$18.25	$16.92	$12.91	$11.51	$12.02	$10.91	$8.99
Number of accumulation units outstanding at end of period	154,894	208,612	226,552	246,651	279,522	299,887	317,217	332,535	350,081	339,724

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S2)										
Value at beginning of period	$19.36	$17.49	$21.22	$21.48	$23.27	$19.96	$24.95	$21.18	$12.61	$26.43
Value at end of period	$27.10	$19.36	$17.49	$21.22	$21.48	$23.27	$19.96	$24.95	$21.18	$12.61
Number of accumulation units outstanding at end of period	89,339	110,895	129,675	146,382	169,756	182,674	203,557	216,624	232,132	253,413
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$29.90	$26.58	$27.96	$24.80	$19.23	$16.34	$16.37	$13.57	$11.02	$16.78
Value at end of period	$33.34	$29.90	$26.58	$27.96	$24.80	$19.23	$16.34	$16.37	$13.57	$11.02
Number of accumulation units outstanding at end of period	334,805	415,316	495,059	609,871	803,006	661,980	568,733	521,278	388,927	238,668

Opportunities

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S2)										
Value at beginning of period	$25.69	$21.58	$22.90	$21.58	$15.86	$13.65	$14.12	$11.38	$9.14	$13.32
Value at end of period	$29.08	$25.69	$21.58	$22.90	$21.58	$15.86	$13.65	$14.12	$11.38	$9.14
Number of accumulation units outstanding at end of period	113,610	143,046	171,306	189,696	215,929	249,020	271,667	297,267	316,500	330,137
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S2)										
Value at beginning of period	$23.14	$22.44	$21.56	$21.11	$18.05	$15.94	$14.92	$13.37	$10.61	$15.16
Value at end of period	$28.52	$23.14	$22.44	$21.56	$21.11	$18.05	$15.94	$14.92	$13.37	$10.61
Number of accumulation units outstanding at end of period	283,021	354,315	407,171	434,838	494,849	557,627	619,308	660,391	674,371	703,533
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$19.38	$19.77	$19.42	$19.40	$15.60	$13.11	$14.59	$12.85	$9.41	$16.12
Value at end of period	$25.87	$19.38	$19.77	$19.42	$19.40	$15.60	$13.11	$14.59	$12.85	$9.41
Number of accumulation units outstanding at end of period	512,444	525,804	640,364	625,432	706,770	617,441	694,917	695,149	797,167	909,337
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S2)										
Value at beginning of period	$22.75	$21.51	$20.88	$19.01	$15.90	$14.18	$14.08	$12.61	$9.66	$13.62
Value at end of period	$25.65	$22.75	$21.51	$20.88	$19.01	$15.90	$14.18	$14.08	$12.61	$9.66
Number of accumulation units outstanding at end of period	348,061	406,212	445,580	483,764	516,920	621,356	592,104	628,128	727,310	763,647
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S2)										
Value at beginning of period	$18.22	$15.67	$17.20	$16.35	$12.87	$11.22	$11.55	$10.27	$8.40	$13.33
Value at end of period	$20.74	$18.22	$15.67	$17.20	$16.35	$12.87	$11.22	$11.55	$10.27	$8.40
Number of accumulation units outstanding at end of period	96,807	139,152	134,715	145,221	175,864	193,912	197,162	171,985	174,115	183,919
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.05	$16.17	$14.92	$14.03	$10.30	$8.86	$9.16	$8.01	$5.73	$10.14
Value at end of period	$20.98	$16.05	$16.17	$14.92	$14.03	$10.30	$8.86	$9.16	$8.01	$5.73
Number of accumulation units outstanding at end of period	894,826	1,009,650	1,183,919	1,102,594	1,346,556	1,190,043	959,911	1,067,560	987,671	535,486
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$13.99	$14.00	$14.42	$14.87	$13.26	$11.39	$13.25	$11.88	$8.80	$17.78
Value at end of period	$17.54	$13.99	$14.00	$14.42	$14.87	$13.26	$11.39	$13.25	$11.88	$8.80
Number of accumulation units outstanding at end of period	607,239	674,193	688,515	646,396	647,370	707,844	700,849	749,135	899,945	1,055,822
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.22	$10.26	$10.85	$11.88	$10.10	$8.68	$10.09	$9.47	$7.33	$12.59
Value at end of period	$12.23	$10.22	$10.26	$10.85	$11.88	$10.10	$8.68	$10.09	$9.47	$7.33
Number of accumulation units outstanding at end of period	2,661,554	3,168,374	3,548,999	3,940,479	4,087,571	4,292,665	1,619,838	1,794,450	1,737,933	1,636,457
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S2)										
Value at beginning of period	$14.66	$13.51	$14.93	$15.69	$12.27	$10.29	$11.14	$10.57	$8.16	$13.81
Value at end of period	$16.97	$14.66	$13.51	$14.93	$15.69	$12.27	$10.29	$11.14	$10.57	$8.16
Number of accumulation units outstanding at end of period	20,919	12,915	16,479	42,362	30,913	28,293	28,961	28,422	24,413	28,724

APPENDIX B

The Investment Portfolios

The following investment portfolios are closed to new premiums and transfers. Contract owners who have value in any of the closed investment portfolios may leave their contract value in these investments.

Closed Investment Portfolios

Columbia Variable Portfolio – Small Cap Value Fund (Class 2)	Voya Multi-Manager Large Cap Core Portfolio (Class S)
ProFund VP Bull	Voya SmallCap Opportunities Portfolio (Class S)
ProFund VP Europe 30	VY® Clarion Global Real Estate Portfolio (Class S2)
ProFund VP Rising Rates Opportunity	VY® Clarion Real Estate Portfolio (Class S2)
Voya Growth and Income Portfolio (Class S)	VY® Invesco Equity and Income Portfolio (Class S)
Voya High Yield Portfolio (Class S)	VY® JPMorgan Emerging Markets Equity Portfolio (Class S2)
Voya Index Plus LargeCap Portfolio (Class S)	VY® JPMorgan Mid Cap Value Portfolio (Class S)
Voya Index Plus MidCap Portfolio (Class S)	VY® JPMorgan Small Cap Core Equity Portfolio (Class S2)
Voya Index Plus SmallCap Portfolio (Class S)	VY® T. Rowe Price Capital Appreciation Portfolio (Class S)
Voya International Index Portfolio (Class S)	VY® T. Rowe Price International Stock Portfolio (Class S)
Voya Large Cap Growth Portfolio (Class S and Class S2)	

Open Investment Portfolios

During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios available under this Contract, plus any Fixed Interest Allocation that is available. The investment portfolios that are currently available for allocation are listed in this appendix. You bear the entire investment risk for amounts you allocate to any investment portfolio, and you may lose your principal.

The investment results of the mutual funds ("funds") are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges and expenses of the funds carefully before investing. Please refer to the fund prospectuses for this and additional information.

Shares of the funds will rise and fall in value and you could lose money by investing in them. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency. Fund prospectuses may be obtained free of charge, from Customer Service at the address and telephone number listed in the prospectus, by accessing the SEC's web site or by contacting the SEC Public Reference Room. If you received a summary prospectus for any of the funds available through your Contract, you may also obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.

Certain funds offered under the Contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Certain funds are designated as "fund of funds." Funds offered in a fund of funds structure may have higher fees and expenses than a fund that invests directly in debt and equity securities.

Certain funds employ a managed volatility strategy. A managed volatility strategy is a strategy that is intended to reduce a fund's overall volatility and downside risk and, thereby, help us manage the risks associated with providing certain guarantees under the Contract.

Consult with your investment professional to determine if the investment portfolios may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

Fund Name Investment Adviser/Subadviser	Investment Objective
BlackRock Global Allocation V.I. Fund **Investment Adviser:** BlackRock Advisors, LLC	Seeks high total investment return.
Voya Global Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth and current income.
Voya Global Perspectives® Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return.
Voya Government Liquid Assets Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks high level of current income consistent with the preservation of capital and liquidity.
Voya Growth and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya Intermediate Bond Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya International Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.
Voya Large Cap Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth.

Fund Name Investment Adviser/Subadviser	Investment Objective
Voya Large Cap Value Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term growth of capital and current income.
Voya MidCap Opportunities Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Retirement Conservative Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a conservative level of risk relative to the other Voya Retirement Portfolios.
Voya Retirement Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Growth Portfolio.
Voya Retirement Moderate Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Portfolio but less than that of Voya Retirement Growth Portfolio.
Voya Retirement Moderate Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Conservative Portfolio but less than that of Voya Retirement Moderate Growth Portfolio.
Voya Russell^{TM} Large Cap Growth Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200$^{®}$ Growth Index.
Voya Russell^{TM} Large Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200$^{®}$ Index.
Voya Russell^{TM} Large Cap Value Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200$^{®}$ Value Index.

Fund Name Investment Adviser/Subadviser	Investment Objective
Voya Russell^{TM} Mid Cap Growth Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.
Voya Russell^{TM} Mid Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Index.
Voya Russell^{TM} Small Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.
Voya Small Company Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stock of companies with smaller market capitalizations.
Voya Solution Moderately Aggressive Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide capital growth through a diversified asset allocation strategy.
Voya U.S. Bond Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Bloomberg Barclays U.S. Aggregate Bond Index.
VY® Baron Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
VY® BlackRock Inflation Protected Bond Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** BlackRock Financial Management, Inc.	Seeks to maximize real return, consistent with preservation of real capital and prudent investment management.
VY® Columbia Contrarian Core Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks total return consisting of long-term capital appreciation and current income.

Fund Name Investment Adviser/Subadviser	Investment Objective
VY® Columbia Small Cap Value II Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks long-term growth of capital.
VY® Franklin Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Franklin Advisers, Inc.	Seeks to maximize income while maintaining prospects for capital appreciation.
VY® Invesco Comstock Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks capital growth and income.
VY® Invesco Equity and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return consisting of long-term capital appreciation and current income.
VY® Invesco Growth and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital and income.
VY® Morgan Stanley Global Franchise Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Morgan Stanley Investment Management Inc.	A *non-diversified* Portfolio that seeks long-term capital appreciation.
VY® Oppenheimer Global Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
VY® T. Rowe Price Capital Appreciation Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.

Fund Name Investment Adviser/Subadviser	Investment Objective
VY® T. Rowe Price Equity Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks a high level of dividend income as well as long-term growth of capital primarily through investments in stocks.
VY® T. Rowe Price Growth Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth through investments in stocks.
VY® Templeton Foreign Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.
VY® Templeton Global Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Templeton Global Advisors Limited	Seeks capital appreciation. Current income is only an incidental consideration.

Fixed Account II

Fixed Account II ("Fixed Account") is an optional fixed interest allocation option offered during the accumulation phase of your variable annuity contract. The Fixed Account, which is a segregated asset account of VIAC, provides a means for you to invest on a tax-deferred basis and earn a guaranteed interest for guaranteed interest periods (Fixed Interest Allocation(s)). We will credit your Fixed Interest Allocation(s) with a fixed rate of interest. We currently offer Fixed Interest Allocations with guaranteed interest periods that may vary by maturity, state of issue and rate. In addition, we may offer dollar cost averaging Fixed Interest Allocations, which are six-month and one-year Fixed Interest Allocations available exclusively in connection with our dollar cost averaging program. We may offer additional guaranteed interest periods in some or all states, may not offer all guaranteed interest periods on all Contracts or in all states and the rates for a given guaranteed interest period may vary among Contracts. We set the interest rates periodically. We may credit a different interest rate for each guaranteed interest period. The interest you earn in the Fixed Account as well as your principal is guaranteed by VIAC, as long as you do not take your money out before the maturity date for the applicable guaranteed interest period. If you take your money out from a Fixed Interest Allocation more than 30 days before the applicable maturity date, we will apply a Market Value Adjustment. A Market Value Adjustment could increase or decrease your contract value and/or the amount you take out. A surrender charge may also apply to withdrawals from your Contract.

For Contracts sold in some states, not all Fixed Interest Allocations are available. You have a right to return your Contract for a refund as described in the Contract prospectus.

The Fixed Account

You may allocate premium payments and transfer your contract value to the guaranteed interest periods of the Fixed Account during the accumulation period as described in the Contract prospectus. Every time you allocate money to the Fixed Account, we set up a Fixed Interest Allocation for the guaranteed interest period you select. We will credit your Fixed Interest Allocation with a guaranteed interest rate for the guaranteed interest period you select, so long as you do not withdraw money from that Fixed Interest Allocation before the end of the guaranteed interest period. Each guaranteed interest period ends on its maturity date which is the last day of the month in which the guaranteed interest period is scheduled to expire.

Your contract value in the Fixed Account is the sum of your Fixed Interest Allocations and the interest credited as adjusted for any withdrawals, transfers or other charges we may impose, including any Market Value Adjustment. Your Fixed Interest Allocation will be credited with the guaranteed interest rate in effect for the guaranteed interest period you selected when we receive and accept your premium or reallocation of contract value. We will credit interest daily at a rate that yields the quoted guaranteed interest rate.

If you surrender, withdraw, transfer or annuitize your investment in a Fixed Interest Allocation more than 30 days before the end of the guaranteed interest period, we will apply a Market Value Adjustment to the transaction. A Market Value Adjustment could increase or decrease the amount you surrender, withdraw, transfer or annuitize, depending on current interest rates at the time of the transaction.

Guaranteed Interest Rates

Each Fixed Interest Allocation will have an interest rate that is guaranteed as long as you do not take your money out until its maturity date. We do not have a specific formula for establishing the guaranteed interest rates for the different guaranteed interest periods. We determine guaranteed interest rates at our sole discretion. We cannot predict the level of future interest rates.

Transfers from a Fixed Interest Allocation

You may transfer your contract value in a Fixed Interest Allocation to one or more new Fixed Interest Allocations with new guaranteed interest periods, or to any of the subaccounts of VIAC's Separate Account B as described in the Contract prospectus on the maturity date of a guaranteed interest period. The minimum amount that you can transfer to or from any Fixed Interest Allocation is $100. Transfers from a Fixed Interest Allocation may be subject to a Market Value Adjustment. If you have a special Fixed Interest Allocation that was offered exclusively with our dollar cost averaging program, canceling dollar cost averaging will cause a transfer of the entire contract value in such Fixed Interest Allocation to the Voya Government Liquid Assets Portfolio, and such a transfer will be subject to a Market Value Adjustment.

Please be aware that the benefit we pay under certain optional benefit riders will be adjusted by any transfers you make to and from the Fixed Interest Allocations during specified periods while the rider is in effect.

Withdrawals from a Fixed Interest Allocation

During the accumulation phase, you may withdraw a portion of your contract value in any Fixed Interest Allocation. You may make systematic withdrawals of only the interest earned during the prior month, quarter or year, depending on the frequency chosen, from a Fixed Interest Allocation under our systematic withdrawal option. A withdrawal from a Fixed Interest Allocation may be subject to a Market Value Adjustment and a contract surrender charge. Be aware that withdrawals may have federal income tax consequences, including a 10% penalty tax, as well as state income tax consequences.

Please be aware that the benefit we pay under any of the optional benefit riders will be reduced by any withdrawals you made from the Fixed Interest Allocations during the period while the rider is in effect.

Market Value Adjustment

A Market Value Adjustment may decrease, increase or have no effect on your contract value. We will apply a Market Value Adjustment: (1) whenever you withdraw or transfer money from a Fixed Interest Allocation (unless made within 30 days before the maturity date of the applicable guaranteed interest period, or under the systematic withdrawal or dollar cost averaging program); and (2) if on the annuity start date a guaranteed interest period for any Fixed Interest Allocation does not end on or within 30 days of the annuity start date.

A Market Value Adjustment may be positive, negative or result in no change. In general, if interest rates are rising, you bear the risk that any Market Value Adjustment will likely be negative and reduce your contract value. On the other hand, if interest rates are falling, it is more likely that you will receive a positive Market Value Adjustment that increases your contract value. In the event of a full surrender, transfer or annuitization from a Fixed Interest Allocation, we will add or subtract any Market Value Adjustment from the amount surrendered, transferred or annuitized. In the event of a partial withdrawal, transfer or annuitization, we will add or subtract any Market Value Adjustment from the total amount withdrawn, transferred or annuitized (hereinafter referred to as a "Withdrawal") in order to provide the amount requested.

Effective February 13, 2018 (the "Effective Date"), your Contract was endorsed or otherwise amended to limit any negative Market Value Adjustment that we may apply to a Withdrawal from the Fixed Account. More specifically, on and after the Effective Date, we will limit future negative Market Value Adjustments that we may apply to any Withdrawals from the Fixed Account so that any such Market Value Adjustments will not cause your applicable Fixed Account value to be less than the following "Floor Guarantee":

- 100% of premiums or other amounts allocated to the Fixed Account, accumulated while so allocated with interest at an effective annual rate equal to the greater of (i) any guaranteed minimum interest rate ("GMIR") applicable to the Fixed Account and (ii) 1.5%; *minus*
- The amount of any Withdrawals from the Fixed Account (before applying any positive or negative Market Value Adjustments); *minus*
- Any applicable surrender charges.

If your Fixed Account value after application of any Market Value Adjustment or upon any Withdrawal not subject to a Market Value Adjustment is less than the Floor Guarantee, then we will reset your applicable Fixed Account value to equal the amount of your Floor Guarantee.

In applying any Market Value Adjustment, each Fixed Interest Allocation will be considered separately – i.e., amounts allocated to the Fixed Account at different points in time, and earning different rates for different guaranteed interest periods, will be considered separately. The Floor Guarantee has no impact on any positive Market Value Adjustments that may apply to a Withdrawal from a Fixed Interest Allocation.

Additionally, on the Effective Date the GMIR for the Fixed Account is increased to 1.5% if prior to the Effective Date the applicable GMIR was less than 1.5%.

As a result of the above-referenced endorsement or amendment to the Contract, on and after the Effective Date interests in the Fixed Account are no longer securities registered under the Securities Act of 1933.

Contract Value in the Fixed Interest Allocations

On the contract date, the contract value in any Fixed Interest Allocation in which you are invested is equal to the portion of the initial premium paid and designated for allocation to the Fixed Interest Allocation. On each business day after the contract date, we calculate the amount of contract value in each Fixed Interest Allocation as follows:
1) We take the contract value in the Fixed Interest Allocation at the end of the preceding business day;
2) We credit a daily rate of interest on 1) at the guaranteed rate since the preceding business day;
3) We add 1) and 2);
4) We subtract from 3) any transfers from that Fixed Interest Allocation; and
5) We subtract from 4) any withdrawals, and then subtract any contract fees (including any rider charges) and premium taxes.

Additional premium payments and transfers allocated to the Fixed Account will be placed in a new Fixed Interest Allocation. The contract value on the date of allocation will be the amount allocated. Several examples which illustrate how the Market Value Adjustment works, including the floor guarantee, are included in the February 2, 2018, prospectus supplement for the Fixed Account.

Cash Surrender Value

The cash surrender value is the amount you receive when you surrender the Contract. The cash surrender value of amounts allocated to the Fixed Account will fluctuate daily based on the interest credited to Fixed Interest Allocations, any Market Value Adjustment, and any surrender charge. We guarantee the cash surrender value of amounts allocated to the Fixed Account will never be less than the Floor Guarantee. On any date during the accumulation phase, we calculate the cash surrender value as follows: (1) we start with your contract value; (2) we adjust for any Market Value Adjustment; and (3) we deduct any surrender charge, any charge for premium taxes, the annual contract administrative fee (unless waived), any optional benefit rider charge and any other charges incurred but not yet deducted.

Dollar Cost Averaging from Fixed Interest Allocations

You may elect to participate in our dollar cost averaging program from a Fixed Account Interest Allocation with a guaranteed interest period of one year or less. The Fixed Interest Allocations serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to other Fixed Interest Allocations or contract investment portfolio subaccounts selected by you.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

You elect the dollar amount you want transferred under this program. Each monthly transfer must be at least $100. You may change the transfer amount once each contract year.

Transfers from a Fixed Interest Allocation under the dollar cost averaging program are not subject to a Market Value Adjustment.

We may in the future offer additional subaccounts or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program or otherwise modify, suspend or terminate this program. Of course, such change will not affect any dollar cost averaging programs in operation at the time.

Suspension of Payments

We have the right to delay payment of amounts from a Fixed Interest Allocation for up to six months.

More Information

See the prospectus for the Contract.

APPENDIX D

Fixed Interest Division

A Fixed Interest Division option is available through the group and individual deferred variable annuity contracts offered by the Company. The Fixed Interest Division is part of the VIAC General Account. Interests in the Fixed Interest Division have not been registered under the Securities Act of 1933, and neither the Fixed Interest Division nor the General Account are registered under the Investment Company Act of 1940.

Interests in the Fixed Interest Division are offered in certain states through an Offering Brochure, dated May 1, 2016. The Fixed Interest Division is different from the Fixed Account which is described in the prospectus but which is not available in your state. If you are unsure whether the Fixed Account is available in your state, please contact Customer Service at (800) 366-0066. When reading through the Prospectus, the Fixed Interest Division should be counted among the various investment options available for the allocation of your premiums, in lieu of the Fixed Account. The Fixed Interest Division may not be available in some states. Some restrictions may apply.

You will find more complete information relating to the Fixed Interest Division in the Offering Brochure. Please read the Offering Brochure carefully before you invest in the Fixed Interest Division.

Surrender Charge for Excess Withdrawals Example

The following assumes you made an initial premium payment of $10,000 and additional premium payments of $10,000 in each of the second and third contract years, for total premium payments under the Contract of $30,000. It also assumes a withdrawal at the end of the third contract year of 30% of the contract value of $35,000.

In this example, $8,000 (10% of the total premium payments of $30,000, which is $3,000, plus cumulative earnings, which is $35,000 less $30,000, which equals $5,000) is the maximum free withdrawal amount that you may withdraw without a surrender charge. The total amount withdrawn from the Contract would be $10,500 ($35,000 x .30). Therefore, $2,500 ($10,500 - $8,000) is considered an excess withdrawal of a part of the initial premium payment of $10,000 and would be subject to a 6% surrender charge of $150 ($2,500 x .06). The amount of the withdrawal paid to you will be $10,500, and in addition, $150 will be deducted from your contract value.

This example does not take into account any Market Value Adjustment or deduction of any premium taxes.

APPENDIX F

Special Funds and Excluded Funds Examples

Example #1: The following examples are intended to demonstrate the impact on your 7% Solution Death Benefit Element ("7% MGDB") of allocating your contract value to Special Funds.

7% MGDB if 50% invested in Special Funds			
End of Yr	Covered	Special	Total
0	500	500	1,000
1	535	500	1,035
2	572	500	1,072
3	613	500	1,113
4	655	500	1,155
5	701	500	1,201
6	750	500	1,250
7	803	500	1,303
8	859	500	1,359
9	919	500	1,419
10	984	500	1,484

7% MGDB if 0% invested in Special Funds			
End of Yr	Covered	Special	Total
0	1,000	—	1,000
1	1,070	—	1,070
2	1,145	—	1,145
3	1,225	—	1,225
4	1,311	—	1,311
5	1,403	—	1,403
6	1,501	—	1,501
7	1,606	—	1,606
8	1,718	—	1,718
9	1,838	—	1,838
10	1,967	—	1,967

7% MGDB if 100% invested in Special Funds			
End of Yr	Covered	Special	Total
0	0	1,000	1,000
1	0	1,000	1,000
2	0	1,000	1,000
3	0	1,000	1,000
4	0	1,000	1,000
5	0	1,000	1,000
6	0	1,000	1,000
7	0	1,000	1,000
8	0	1,000	1,000
9	0	1,000	1,000
10	0	1,000	1,000

7% MGDB if transferred to Special Funds at the beginning of year 6			
End of Yr	Covered	Special	Total
0	1,000	—	1,000
1	1,070	—	1,070
2	1,145	—	1,145
3	1,225	—	1,225
4	1,311	—	1,311
5	1,403	—	1,403
6	—	1,403	1,403
7	—	1,403	1,403
8	—	1,403	1,403
9	—	1,403	1,403
10	—	1,403	1,403

7% MGDB if transferred to Covered Funds at the beginning of year 6			
End of Yr	Covered	Special	Total
0	—	1,000	1,000
1	—	1,000	1,000
2	—	1,000	1,000
3	—	1,000	1,000
4	—	1,000	1,000
5	—	1,000	1,000
6	1,070	—	1,070
7	1,145	—	1,145
8	1,225	—	1,225
9	1,311	—	1,311
10	1,403	—	1,403

Example #2: The following examples are intended to demonstrate the impact on your 7% Solution Death Benefit Element ("7% MGDB") of allocating your contract value to Excluded Funds.

	7% MGDB if 50% invested in Excluded Funds						
	Covered		Excluded		Total		
End of Yr	7% MGDB	AV	7% MGDB	AV	7% MGDB	AV	Death Benefit
0	500	500	500	500	1,000	1,000	1,000
1	535	510	535	510	1,045	1,020	1,045
2	572	490	572	490	1,062	980	1,062
3	613	520	613	520	1,133	1,040	1,133
4	655	550	655	550	1,205	1,100	1,205
5	701	450	701	450	1,151	900	1,151
6	750	525	750	525	1,275	1,050	1,275
7	803	600	803	600	1,403	1,200	1,403
8	859	750	859	750	1,609	1,500	1,609
9	919	500	919	500	1,419	1,000	1,419
10	984	300	984	300	1,284	600	1,284

	7% MGDB if 0% invested in Excluded Funds		
	Covered		
End of Yr	7% MGDB	AV	Death Benefit
0	1,000	1,000	1,000
1	1,070	1,020	1,070
2	1,145	980	1,145
3	1,225	1,040	1,225
4	1,311	1,100	1,311
5	1,403	900	1,403
6	1,501	1,050	1,501
7	1,606	1,200	1,606
8	1,718	1,500	1,718
9	1,838	1,000	1,838
10	1,967	600	1,967

	7% MGDB if 100% invested in Excluded Funds		
	Excluded		
End of Yr	7% MGDB	AV	Death Benefit
0	1,000	1,000	1,000
1	1,070	1,020	1,020
2	1,145	980	980
3	1,225	1,040	1,040
4	1,311	1,100	1,100
5	1,403	900	900
6	1,501	1,050	1,050
7	1,606	1,200	1,200
8	1,718	1,500	1,500
9	1,838	1,000	1,000
10	1,967	600	600

Note: AV are hypothetical illustrative values. Not a projection. "7% MGDB" for Excluded funds is notional. Not payable as a benefit. Death Benefit for Excluded Funds equals Accumulation Value ("AV").

Transfer from Covered Funds to Excluded Funds at the beginning of year 6							
	Covered		**Excluded**		**Total**		
End of Yr	**7% MGDB**	**AV**	**7% MGDB**	**AV**	**7% MGDB**	**AV**	**Death Benefit**
—	1,000	1,000	—	—	1,000	1,000	1,000
1	1,070	1,020	—	—	1,070	1,020	1,070
2	1,145	980	—	—	1,145	980	1,145
3	1,225	1,040	—	—	1,225	1,040	1,225
4	1,311	1,100	—	—	1,311	1,100	1,311
5	1,403	900	—	—	1,403	900	1,403
6	—	—	1,501	1,050	1,050	1,050	1,050
7	—	—	1,606	1,200	1,200	1,200	1,200
8	—	—	1,718	1,500	1,500	1,500	1,500
9	—	—	1,838	1,000	1,000	1,000	1,000
10	—	—	1,967	600	600	600	600

Note: 7% MGDB transferred to Excluded Funds equals the 7% MGDB in Covered Funds (or a proportional portion thereof for partial transfer). Transfers from Special Funds to Excluded Funds work the same as Covered to Excluded (except 7% MGDB in Special Funds does not accumulate).

Transfer from Excluded Funds to Covered Funds at the beginning of year 6							
	Covered		**Excluded**		**Total**		
End of Yr	**7% MGDB**	**AV**	**7% MGDB**	**AV**	**7% MGDB**	**AV**	**Death Benefit**
—	—	—	1,000	1,000	1,000	1,000	1,000
1	—	—	1,070	1,020	1,020	1,020	1,020
2	—	—	1,145	980	980	980	980
3	—	—	1,225	1,040	1,040	1,040	1,040
4	—	—	1,311	1,100	1,100	1,100	1,100
5	—	—	1,403	900	900	900	900
6	963	1,050	—	—	963	1,050	1,050
7	1,030	1,200	—	—	1,030	1,200	1,200
8	1,103	1,500	—	—	1,103	1,500	1,500
9	1,180	1,000	—	—	1,180	1,000	1,180
10	1,262	600	—	—	1,262	600	1,262

Note: 7% MGDB transferred to Covered Funds is the lesser of 7% MGDB in Excluded Funds (or portion thereof for partial transfer) and AV transferred to Covered Funds. Transfers from Excluded Funds to Special Funds work the same as Excluded to Covered (except 7% MGDB in Special Funds does not accumulate).

APPENDIX G

Examples of Minimum Guaranteed Income Benefit Calculation

Example 1

Age		Contract without MGIB Rider	Contract with MGIB Rider after May 1, 2009	Contract with MGIB Rider between January 12, 2009 and May 1, 2009	Contract with MGIB Rider before January 12, 2009
55	Initial Value	$100,000	$100,000	$100,000	$100,000
	Accumulation Rate	0.00%	0.00%	0.00%	0.00%
	Rider Charge	0.00%	0.75%	0.75%	0.75%
65	Contract Value	$100,000	$89,746	$89,188	$89,188
	Contract Annuity Factor	4.69	4.69	4.69	4.69
	Monthly Income	$469.00	$420.91	$418.29	$418.29
	MGIB Rollup	n/a	$179,085	$196,715	$196,715
	MGIB Ratchet	n/a	$100,000	$100,000	$100,000
	MGIB Annuity Factor	n/a	4.17	4.17	4.43
	MGIB Income	n/a	$746.78	$820.30	$871.45
	Income	$469.00	$746.78	$820.30	$871.45

Example 2

Age		Contract without MGIB Rider	Contract with MGIB Rider after May 1, 2009	Contract with MGIB Rider between January 12, 2009 and May 1, 2009	Contract with MGIB Rider before January 12, 2009
55	Initial Value	$100,000	$100,000	$100,000	$100,000
	Accumulation Rate	3.00%	3.00%	3.00%	3.00%
	Rider Charge	0.00%	0.75%	0.75%	0.75%
65	Contract Value	$134,392	$122,674	$122,065	$122,065
	Contract Annuity Factor	4.69	4.69	4.69	4.69
	Monthly Income	$630.30	$575.34	$572.48	$572.48
	MGIB Rollup	n/a	$179,085	$196,715	$196,715
	MGIB Ratchet	n/a	$122,674	$122,065	$122,065
	MGIB Annuity Factor	n/a	4.17	4.17	4.43
	MGIB Income	n/a	$746.78	$820.30	$871.45
	Income	$630.30	$746.78	$820.30	$871.45

Example 3

Age		Contract without MGIB Rider	Contract with MGIB Rider after May 1, 2009	Contract with MGIB Rider between January 12, 2009 and May 1, 2009	Contract with MGIB Rider before January 12, 2009
55	Initial Value	$100,000	$100,000	$100,000	$100,000
	Accumulation Rate	8.00%	8.00%	8.00%	8.00%
	Rider Charge	0.00%	0.75%	0.75%	0.75%
65	Contract Value	$215,892	$200,815	$200,449	$ 200,448
	Contract Annuity Factor	4.69	4.69	4.69	4.69
	Monthly Income	$1,012.54	$941.82	$940.11	$940.10
	MGIB Rollup	n/a	$179,085	$196,715	$196,715
	MGIB Ratchet	n/a	$200,815	$200,449	$200,448
	MGIB Annuity Factor	n/a	4.17	4.17	4.43
	MGIB Income	n/a	$837.40	$835.87	$887.98
	Income	$1,012.54	$941.82	$940.11	$940.10

Example 4

Age		Contract without MGIB Rider	Contract with MGIB Rider after May 1, 2009	Contract with MGIB Rider between January 12, 2009 and May 1, 2009	Contract with MGIB Rider before January 12, 2009
55	Initial Value	$100,000	$100,000	$100,000	$100,000
	Accumulation Rate	9.78%	9.78%	9.78%	9.78%
	Rider Charge	0.00%	0.75%	0.75%	0.75%
65	Contract Value	$254,233	$236,719	$236,665	$236,238
	Contract Annuity Factor	4.69	4.69	4.69	4.69
	Monthly Income	$1,192.35	$1,110.21	$1,109.96	$1,107.96
	MGIB Rollup	n/a	$179,085	$196,715	$196,715
	MGIB Ratchet	n/a	$236,719	$236,665	$236,238
	MGIB Annuity Factor	n/a	4.17	4.17	4.43
	MGIB Income	n/a	$987.12	$986.89	$1,046.53
	Income	$1,192.35	$1,110.21	$1,109.96	$1,107.96

The Accumulation Rates shown under "Contract" are hypothetical and intended to illustrate various market conditions. These rates are assumed to be net of all fees and charges except the rider charge. Fees and charges are not assessed against the MGIB Rollup Rate.

APPENDIX H

Voya LifePay Plus and Voya Joint LifePay Plus Partial Withdrawal Amount Examples

The following example shows the adjustment to the Maximum Annual Withdrawal amount for a withdrawal before the Lifetime Withdrawal Phase has begun.

Illustration 1: Adjustment to the Voya LifePay Plus Base for a withdrawal taken prior to the Lifetime Withdrawal Phase.

Assume the Annuitant is age 55 and the first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. Because the Voya LifePay Plus Rider is not yet eligible to enter the Lifetime Withdrawal Phase, there is no Maximum Annual Withdrawal and the entire withdrawal is considered excess.

If the Voya LifePay Plus Base and contract value before the withdrawal are $100,000 and $90,000, respectively, then the Voya LifePay Plus Base will be reduced by 3.33% ($3,000 / $90,000) to $96,667 ((1 – 3.33%) * $100,000).

Any additional withdrawals taken prior to the Annuitant reaching age 59½ will also result in an immediate proportional reduction to the Voya LifePay Plus Base.

The following are examples of adjustments to the Maximum Annual Withdrawal amount for withdrawals in excess of the Maximum Annual Withdrawal.

Illustration 2: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal. However, because only $4,500 in gross withdrawals was taken during the contract year prior to this withdrawal, $500 of the $1,500 gross withdrawal is not considered excess.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the contract value before this withdrawal is $50,000, and the contract value is $49,500 after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 - 2.02%) * $5,000).

Illustration 3:   A withdrawal exceeds the Maximum Annual Withdrawal amount but does not exceed the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. The Required Minimum Distribution for the current calendar year applicable to this Contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, however, the Maximum Annual Withdrawal is not adjusted until the Additional Withdrawal Amount is exhausted. The amount by which total net withdrawals taken exceed the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000), is the same as the Additional Withdrawal Amount, so no adjustment to the Maximum Annual Withdrawal is made. If total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, then an adjustment would be made to the Maximum Annual Withdrawal.

Illustration 4:   The Additional Withdrawal Amount at the end of the calendar year before it is withdrawn.

Assume the most recent contract date was July 1, 2007 and the Maximum Annual Withdrawal is $5,000. Also assume RMDs, applicable to this Contract, are $6,000 and $5,000 for 2008 and 2009 calendar years respectively.

Between July 1, 2007, and December 31, 2007, a withdrawal of $5,000 is taken which exhausts the Maximum Annual Withdrawal.

On January 1, 2008, the Additional Withdrawal Amount is set equal to the excess of the 2008 RMD above the existing Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000). Note that while the Maximum Annual Withdrawal has been exhausted, it is still used to calculate the Additional Withdrawal Amount.

The owner now has until December 31, 2009, to take the newly calculated Additional Withdrawal Amount of $1,000. The owner decides not to take the Additional Withdrawal Amount of $1,000 in 2008.

On January 1, 2009, the Additional Withdrawal Amount is set equal to the excess of the 2009 RMD above the existing Maximum Annual Withdrawal, $0 ($5,000 - $5,000). Note that the Additional Withdrawal Amount of $1,000 from the 2008 calendar year carries over into the 2009 calendar year and is available for withdrawal.

Illustration 5:   A withdrawal exceeds the Maximum Annual Withdrawal amount and the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. The Required Minimum Distribution for the current calendar year applicable to this Contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $3,500 net, with $0 of surrender charges. Total net withdrawals taken, $8,000, exceed the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, $6,000, and there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $8,000 ($3,000 + $1,500 + $3,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount ($8,000 - $6,000 = $2,000), and the amount of the current gross withdrawal ($3,500).

If the contract value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 4.12% ($2,000 / $50,000 - $1,500)) to $4,794 ((1 - 4.12%) * $5,000).

Illustration 6: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal. However, because only $4,500 in gross withdrawals was taken during the contract year prior to this withdrawal, $500 of the $1,500 gross withdrawal is not considered excess.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the contract value after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, is $49,500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 - 2.02%) * $5,000).

Another withdrawal is taken during that same contract year in the amount of $400 net, with $100 of surrender charges. Total gross withdrawals during the contract year are $6,500 ($3,000 + $1,500 + $1,500 + $500). The adjustment to the MAW is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,500, and the amount of the current gross withdrawal, $500.

If the contract value before this withdrawal is $48,500, then the Maximum Annual Withdrawal is reduced by 1.03% ($500 / $48,500) to $4,849 ((1 - 1.03%) * $4,899).

Examples of Fixed Allocation Fund Automatic Rebalancing

The following examples are designed to assist you in understanding how Fixed Allocation Fund Automatic Rebalancing works. The examples assume that there are no investment earnings or losses.

I. Subsequent Payments

A. Assume that on Day 1, an owner deposits an initial payment of $100,000, which is allocated 100% to Accepted Funds. No Fixed Allocation Fund Automatic Rebalancing would occur, because this allocation meets the required investment option allocation.

B. Assume that on Day 2, the owner deposits an additional payment of $500,000, bringing the total contract value to $600,000, and allocates this deposit 100% to Other Funds. Because the percentage allocated to the Fixed Allocation Funds (0%) is less than 30% of the total amount allocated to the Fixed Allocation Funds and the Other Funds, we will automatically reallocate $150,000 from the amount allocated to the Other Funds (30% of the $500,000 allocated to the Other Funds) to the Fixed Allocation Funds. Your ending allocations will be $100,000 to Accepted Funds, $150,000 to the Fixed Allocation Funds, and $350,000 to Other Funds.

II. Partial Withdrawals

A. Assume that on Day 1, an owner deposits an initial payment of $100,000, which is allocated 65% to Accepted Funds ($65,000), 30% to the Fixed Allocation Fund ($30,000), and 5% to Other Funds ($5,000). No Fixed Allocation Fund Automatic Rebalancing would occur, because this allocation meets the required investment option allocation.

B. Assume that on Day 2, the owner requests a partial withdrawal of $29,000 from the Fixed Allocation Fund. Because the remaining amount allocated to the Fixed Allocation Fund ($1,000) is less than 30% of the total amount allocated to the Fixed Allocation Fund and the Other Funds, we will automatically reallocate $800 from the Other Funds to the Fixed Allocation Fund, so that the amount allocated to the Fixed Allocation Fund ($1,800) is 30% of the total amount allocated to the Fixed Allocation Fund and Other Funds ($6,000).

APPENDIX J

Voya LifePay Plus and Voya Joint LifePay Plus

> **Important Note:**
> *The information immediately below pertains to the form of the Voya LifePay Plus and Voya Joint LifePay Plus riders available for sale on and after April 28, 2008 through May 1, 2009, in states where approved (page J-8 for the Voya Joint LifePay Plus rider).* **If this form of the Voya LifePay Plus or Voya Joint LifePay Plus rider is not yet approved for sale in your state, or if you purchased a prior version, please see page J-16 for more information (page J-23 for the Voya Joint LifePay Plus rider).**

Voya LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya LifePay Plus") Rider. The Voya LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of the annuitant, even if these withdrawals reduce your contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

Eligibility. The annuitant must be the owner or one of the owners, unless the owner is a non-natural owner. Joint annuitants are not allowed. The maximum issue age is 80 (owner and annuitant must age qualify). The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the rider effective date. The Voya LifePay Plus rider is subject to broker/dealer availability. **Please note that the Voya LifePay Plus rider will not be issued until your contract value is allocated in accordance with the investment option restrictions described in "Investment Option Restrictions," below.**

Contracts issued on and after November 1, 2004, are eligible for the Voya LifePay Plus rider, subject to the conditions, requirements and limitations of the prior paragraph. Such Contracts must not already have a living benefit rider. Or if your Contract already has the Voya LifePay or Voya LifePay Plus rider, then you may be eligible to elect this version of the Voya LifePay Plus rider for a limited time. There is an election form for this purpose. Please contact Customer Service for more information.

Rider Effective Date. The rider effective date is the date that coverage under the Voya LifePay Plus rider begins. If you purchase the Voya LifePay Plus rider when the Contract is issued, the rider effective date is also the contract date. If the Voya LifePay Plus rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date.

Charge. The charge for the Voya LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
1.30%	0.85%

This quarterly charge is a percentage of the Voya LifePay Plus Base. The current annual charge is 0.75% if this rider was purchased before January 12, 2009. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter following the rider effective date. If the rider is elected at contract issue, the rider effective date is the same as the contract date. If the rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date. The charge will be assessed proportionally when the rider is terminated. Charges will no longer be deducted once your rider enters the Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs when your contract value is reduced to zero and other conditions are met. We reserve the right to increase the charge for the Voya LifePay Plus rider upon the Annual Ratchet once the Lifetime Withdrawal Phase begins. Before January 12, 2009, we reserve the right to increase the charge for the Voya LifePay Plus rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of this rider, subject to the maximum annual charge. We promise not to increase the charge for your first five contract years. **For more information about how this rider works, please see "LIVING BENEFIT RIDERS – *Voya LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya LifePay Plus") Rider.***"**

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. **For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see APPENDIX C.**

No Cancellation. Once you purchase the Voya LifePay Plus rider, you may not cancel it unless you: (1) cancel the Contract during the Contract's free look period; (2) surrender the Contract; (3) begin the income phase and start receiving annuity payments; or (4) otherwise terminate the Contract pursuant to its terms. These events automatically cancel the Voya LifePay Plus rider.

Termination. The Voya LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you: (1) terminate your Contract pursuant to its terms during the accumulation phase, surrender your Contract, or begin receiving income phase payments in lieu of payments under the Voya LifePay Plus rider; or (2) die during the accumulation phase (first owner to die if there are multiple contract owners, or death of annuitant if the contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract. The Voya LifePay Plus rider also terminates with a change in contract ownership (other than a spousal beneficiary continuation on your death). Other circumstances that may cause the Voya LifePay Plus rider to terminate automatically are discussed below.

Highlights. *This paragraph introduces the terminology of the Voya LifePay Plus rider and how its components generally work together. Benefits and guarantees are subject to the terms, conditions and limitations of the Voya LifePay Plus rider. More detailed information follows below, with the capitalized words that are underlined indicating headings for ease of reference.* The Voya LifePay Plus rider guarantees an amount available for withdrawal from the Contract in any contract year once the Lifetime Withdrawal Phase begins – we use the Voya LifePay Plus Base as part of the calculation of the Maximum Annual Withdrawal. The guarantee continues when the Voya LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, at which time we will pay you periodic payments in an annual amount equal to the Maximum Annual Withdrawal (since contract value would be zero) until the annuitant's death. The Voya LifePay Plus Base is eligible for Annual Ratchets and 6% Compounding Step-Ups (Quarterly Ratchets and 7% Compounding Step-Ups if this rider was purchased before January 12, 2009), and subject to adjustment for any Excess Withdrawals. The Voya LifePay Plus rider has an allowance for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that would otherwise be Excess Withdrawals. The Voya LifePay Plus rider has a death benefit that is payable upon the owner's death only when the Voya LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The Voya LifePay Plus rider allows for spousal continuation.

Voya LifePay Plus Base. The Voya LifePay Plus Base is first calculated when you purchase the Voya LifePay Plus rider: (1) on the contract date – equal to the initial premium; or (2) after the contract date – equal to the contract value on the effective date of the rider.

The Voya LifePay Plus Base is increased, dollar for dollar, by any subsequent premiums. We refer to the Voya LifePay Plus Base as the MGWB Base in the Voya LifePay Plus rider.

Withdrawals and Excess Withdrawals. Once the Lifetime Withdrawal Phase begins, withdrawals within a contract year up to the Maximum Annual Withdrawal, including for payment of third-party investment advisory fees, have no impact on the Voya LifePay Plus Base. These withdrawals will not incur surrender charges or a negative Market Value Adjustment associated with any Fixed Account Allocations.

Say, for example, the current contract value is $90,000 on a Contract with the Voya LifePay Plus rider in the Lifetime Withdrawal Phase. The Voya LifePay Plus Base is $100,000, and the Maximum Annual Withdrawal is $5,000. Even though a withdrawal of $5,000 would reduce the contract value to $85,000, the Voya LifePay Plus Base would remain at its current level (as would the Maximum Annual Withdrawal as well) since the withdrawal did not exceed the Maximum Annual Withdrawal. **See below for more information about the Maximum Annual Withdrawal.**

An Excess Withdrawal is a withdrawal either before the Lifetime Withdrawal Phase begins (except for payment of third-party investment advisory fees), or once the Lifetime Withdrawal Phase begins, any portion of a withdrawal during a contract year that exceeds the Maximum Annual Withdrawal. An Excess Withdrawal is also a withdrawal after spousal continuation of the Contract but before the Voya LifePay Plus rider's guarantees resume, which occurs on the next quarterly contract anniversary following spousal continuation. An Excess Withdrawal will cause a proportional reduction of the Voya LifePay Plus Base – in the same proportion as contract value is reduced by the portion of the withdrawal that is considered excess, inclusive of surrender charges, or Market Value Adjustment associated with any Fixed Account Allocations (rather than the total amount of the withdrawal). An Excess Withdrawal will also cause the Maximum Annual Withdrawal to be recalculated. **See Illustrations 1, 2 and 6 at the end of this appendix for examples of the consequences of an Excess Withdrawal.**

Please note that any withdrawals before the rider effective date in the same contract year when the Voya LifePay Plus rider is added after contract issue are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Annual Ratchet. The Voya LifePay Plus Base is recalculated on each contract anniversary – to equal the greater of: (1) the current Voya LifePay Plus Base; or (2) the current contract value. We call this recalculation the Annual Ratchet.

If this rider was purchased before January 12, 2009, the Voya LifePay Plus Base is recalculated on each quarterly contract anniversary (once each quarter of a contract year from the contract date). We call this recalculation a Quarterly Ratchet.

Once the Lifetime Withdrawal Phase begins, we reserve the right to increase the charge for the Voya LifePay Plus rider upon the Annual Ratchet. You will never pay more than new issues of the Voya LifePay Plus rider, subject to the maximum annual charge, and we promise not to increase the charge for your first five contract years. We will notify you in writing not less than 30 days before a charge increase. You may avoid the charge increase by canceling the forthcoming Annual Ratchet. Our written notice will outline the procedure you will need to follow to do so. Please note, however, from then on the Voya LifePay Plus Base would no longer be eligible for **any** Annual Ratchets, so the Maximum Annual Withdrawal Percentage would not be eligible to increase. More information about the Maximum Annual Withdrawal Percentages is below under "Maximum Annual Withdrawal." Our written notice will also remind you of the consequences of canceling the forthcoming Annual Ratchet.

If this rider was purchased before January 12, 2009, we reserve the right to increase the charge for this rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of the rider, subject to the maximum annual charge, and we promise not to increase the charge for your first five contract years. Canceling a forthcoming Quarterly Ratchet to avoid the charge increase will have the same outcome.

6% Compounding Step-Up. The Voya LifePay Plus Base is recalculated on each of the first ten contract anniversaries after the rider effective date, SO LONG AS you took no withdrawals during the preceding contract year – to equal the greatest of: the current Voya LifePay Plus Base; the current contract value; and The Voya LifePay Plus Base on the previous contract anniversary, increased by 6%, plus any premiums received and minus any withdrawals for payment of third-party investment advisory fees since the previous contract anniversary. We call this recalculation a 6% Compounding Step-Up.

If this rider was purchased before January 12, 2009, the step-up is 7%, which we call a 7% Compounding Step-Up.

Please note that there are no partial 6% Compounding Step-Ups. The 6% Compounding Step-Up is **not** assessed proportionally. So for existing Contracts to which this rider is attached (a post Contract issuance election), the first opportunity for a 6% Compounding Step-Up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date.

If this rider was purchased before January 12, 2009, the step-up is 7%, which we call a 7% Compounding Step-Up. The 7% Compounding Step-Up is **not** assessed proportionally.

Say, for example, that with a Contract purchased on January 1, 2007, the contract owner decides to add the Voya LifePay Plus rider on March 15, 2007. The rider effective date is April 1, 2007, which is the date of the Contract's next following quarterly contract anniversary. Because on January 1, 2008 a full contract year will not have elapsed since the rider effective date, the Voya LifePay Plus Base will not be eligible for a step-up. Rather, the first opportunity for a step-up with this Contract is on January 1, 2009.

Lifetime Withdrawal Phase. The Lifetime Withdrawal Phase begins on the date of your first withdrawal (except those for payment of third-party investment advisory fees), SO LONG AS the annuitant is age 59½. On this date, the Voya LifePay Plus Base is recalculated to equal the greater of the current Voya LifePay Plus Base or the current contract value. The Lifetime Withdrawal Phase will continue until the earliest of:

- The date annuity payments begin **(see "THE ANNUITY OPTIONS");**
- Reduction of the contract value to zero by an Excess Withdrawal;
- Reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;
- Surrender of the Contract; or
- The death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the Contract.

The Voya LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status in the event contract value is reduced to zero other than by an Excess Withdrawal. **Please see "Lifetime Automatic Periodic Benefit Status" below for more information.**

Maximum Annual Withdrawal. The Maximum Annual Withdrawal is the amount that the Voya LifePay Plus rider guarantees to be available for withdrawal from the Contract in any contract year. The Maximum Annual Withdrawal is first calculated when the Lifetime Withdrawal Phase begins and equals the applicable Maximum Annual Withdrawal Percentage, based on the Annuitant's age, multiplied by the Voya LifePay Plus Base.

The Maximum Annual Withdrawal Percentages are:

	Ages
4%	59½ to 64
5%	65 to 75
6%	76 to 79
7%	80+

If this rider was purchased before January 12, 2009, the Maximum Annual Withdrawal Percentages are:

	Ages
5%	59½ to 69
6%	70 to 79
7%	80+

The Maximum Annual Withdrawal is thereafter recalculated whenever the Voya LifePay Plus Base is recalculated, for example, upon the Annual Ratchet or 6% Compounding Step-Up (Quarterly Ratchet or 7% Compounding Step-Up if this rider was purchased before January 12, 2009). Also, the Maximum Annual Withdrawal Percentage can increase with the Annual Ratchet as the annuitant grows older.

In the event on the date the Lifetime Withdrawal Phase begins the contract value is greater than the Voya LifePay Plus Base, then before the Maximum Annual Withdrawal is first calculated, the Voya LifePay Plus Base will be set equal to the contract value. The greater the Voya LifePay Plus Base, the greater the amount guaranteed to be available to you for withdrawals under the Voya LifePay Plus rider in calculating the Maximum Annual Withdrawal for the first time. Also, if the Contract's annuity commencement date is reached while the Voya LifePay Plus rider is in the Lifetime Withdrawal Phase, then you may elect a life only annuity option, in lieu of the Contract's other annuity options, under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal. **For more information about the Contract's annuity options, see "THE ANNUITY OPTIONS."**

Required Minimum Distributions. The Voya LifePay Plus rider allows for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that exceed the Maximum Annual Withdrawal without causing a proportional reduction of the Voya LifePay Plus Base and recalculation of the Maximum Annual Withdrawal. If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, then an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal. Once you have taken the Maximum Annual Withdrawal for the then current contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year – without constituting an Excess Withdrawal. **See Illustration 3 below for an example.**

Withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts are Excess Withdrawals that will cause a proportional reduction of the Voya LifePay Plus Base and the Maximum Annual Withdrawal to be recalculated. **See Illustration 5 at the end of this appendix for an example of the consequences of an Excess Withdrawal with an Additional Withdrawal Amount.** The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any amount remaining will expire. **See Illustration 4 at the end of this appendix for an example of the Additional Withdrawal Amount being carried over. Please note that there is no adjustment to the Additional Withdrawal Amount for Annual Ratchets (Quarterly Ratchets if this rider was purchased before January 12, 2009) or upon spousal continuation of the Voya LifePay Plus Rider.**

Lifetime Automatic Periodic Benefit Status. The Voya LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status when your contract value is reduced to zero other than by an Excess Withdrawal. (A withdrawal in excess of the Maximum Annual Withdrawal that causes your contract value to be reduced to zero will terminate the Voya LifePay Plus rider.) You will no longer be entitled to make withdrawals, but instead will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal. When the rider enters Lifetime Automatic Periodic Benefit Status: the Contract will provide no further benefits (including death benefits) other than as provided under the Voya LifePay Plus rider; no further premium payments will be accepted; and any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the Contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

If when the Voya LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the first contract anniversary following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

In the event contract value is reduced to zero before the Lifetime Withdrawal Phase begins, Lifetime Automatic Periodic Benefit Status is deferred until the contract anniversary on or after the annuitant is age 59½. During this time, the Voya LifePay Plus rider's death benefit remains payable upon the annuitant's death. Also, the Voya LifePay Plus Base remains eligible for the 6% Compounding Step-Ups Ups (7% Compounding Step-Ups if this rider was purchased before January 12, 2009). Once the Voya LifePay Plus rider enters the Lifetime Automatic Periodic Benefit Status, periodic payments will begin in an annual amount equal to the applicable Maximum Annual Withdrawal Percentage, based on the annuitant's age, multiplied by the Voya LifePay Plus Base.

You may elect to receive systematic withdrawals pursuant to the terms of the Contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your Contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made annually, then the payments will be made on the next business day following each contract anniversary.

Investment Option Restrictions. While the Voya LifePay Plus rider is in effect, there are limits on the investment portfolios to which your contract value may be allocated. Contract value allocated to investment portfolios other than Accepted Funds will be rebalanced so as to maintain at least a specified percentage of such contract value in the Fixed Allocation Funds, which percentage depends on the rider's purchase date:

Rider Purchase Date	Fixed Allocation Fund Percentage
Currently	30%
Before January 12, 2009	25%
Before October 6, 2008	20%

See "Fixed Allocation Funds Automatic Rebalancing," below. We have these investment option restrictions to lessen the likelihood we would have to make payments under this rider. We require this allocation regardless of your investment instructions to the Contract. The Voya LifePay Plus rider will not be issued until your contract value is allocated in accordance with these investment option restrictions. The timing of when and how we apply these investment option restrictions is discussed further below.

Accepted Funds. The currently available Accepted Funds are listed in **APPENDIX M.** No rebalancing is necessary when contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days' notice to you. If a change is made, the change will apply to contract value allocated to such funds after the date of the change.

Fixed Allocation Funds. The currently available Fixed Allocation Funds are listed in **APPENDIX M.** You may allocate your contract value to one or more Fixed Allocation Funds. We consider the Voya Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All investment portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than the specified percentage noted above of the total contract value allocated among the Fixed Allocation Funds and Other Funds on any Voya LifePay Plus Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that the specified percentage of this amount is allocated to the Fixed Allocation Funds. The specified percentage depends on the rider's purchase date. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing.

Rebalancing. Any rebalancing is done proportionally from the Other Funds to the Fixed Allocation Funds and will be the last transaction processed on that date. The Voya LifePay Plus Rebalancing Dates occur on each contract anniversary and after the following transactions:
- Receipt of additional premiums;
- Transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
- Withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. **See "APPENDIX I –** *Examples of Fixed Allocation Funds Automatic Rebalancing.***"** You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in it. **See "APPENDIX I –** *Examples of Fixed Allocation Funds Automatic Rebalancing***, Example I." By electing to purchase the Voya LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the Voya LifePay Plus rider if you do not wish to have your contract value reallocated in this manner.**

Death of Owner or Annuitant. The Voya LifePay Plus rider terminates (with the rider's charges assessed proportionally) on the date of death of the owner (or in the case of joint owners, the first owner), or the annuitant if there is a non-natural owner. Also, a Voya LifePay Plus rider that is in Lifetime Automatic Periodic Benefit Status terminates on the date of the annuitant's death.

Voya LifePay Plus Death Benefit Base. The Voya LifePay Plus rider has a death benefit that is payable upon the owner's death only when the Voya LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The Voya LifePay Plus Death Benefit Base is first calculated when you purchase the Voya LifePay Plus rider: (1) on the contract date – equal to the initial premium; or (2) after the contract date – equal to the contract value on the rider effective date.

The Voya LifePay Plus Death Benefit Base is increased by the dollar amount of any subsequent premiums and subject to any withdrawal adjustments. The Voya LifePay Plus Death Benefit Base is reduced by the dollar amount of any withdrawals for payment of third-party investment advisory fees before the Lifetime Withdrawal Phase begins, and for any withdrawals once the Lifetime Withdrawal Phase begins that are not Excess Withdrawals, including withdrawals for payment of third-party investment advisory fees. The Voya LifePay Plus Death Benefit Base is subject to a proportional reduction for an Excess Withdrawal. **Please see "Voya LifePay Plus Base – Withdrawals and Excess Withdrawals" above for more information.**

There is no additional charge for the death benefit associated with the Voya LifePay Plus rider. Please note that the Voya LifePay Plus Death Benefit Base is not eligible to participate in Quarterly Ratchets or 7% Compounding Step-Ups (Quarterly Ratchets and 7% Compounding Step-Ups if this rider was purchased before January 12, 2009).

In the event the Voya LifePay Plus Death Benefit Base is greater than zero when the Voya LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, each periodic payment reduces the Voya LifePay Plus Death Benefit Base dollar for dollar until the earlier date of the Voya LifePay Plus Death Benefit Base being reduced to zero or the annuitant's death. Upon the annuitant's death, any remaining Voya LifePay Plus death benefit is payable to the beneficiary in a lump sum.

Spousal Continuation. If the surviving spouse of the deceased owner continues the Contract **(see "DEATH BENEFIT CHOICES – Continuation After Death – Spouse"),** the rider will also continue, provided the spouse becomes the annuitant and sole owner. At the time the Contract is continued, the Voya LifePay Plus Base is recalculated to equal the contract value, inclusive of the guaranteed death benefit – UNLESS the continuing spouse is a joint owner and the original annuitant, OR the Lifetime Withdrawal Phase has not yet begun. In this case, the Voya LifePay Plus Base is recalculated to equal the greater of: (1) the contract value, inclusive of the guaranteed death benefit; and (2) the last calculated Voya LifePay Plus Base, subject to proportional adjustment for any withdrawals before spousal continuation. Regardless, the Voya LifePay Plus rider's guarantees resume on the next quarterly contract anniversary following spousal continuation. Any withdrawals after spousal continuation of the Contract but before the Voya LifePay Plus rider's guarantees resume are Excess Withdrawals. The Voya LifePay Plus rider remains eligible for the Annual Ratchet upon recalculation of the Voya LifePay Plus Base (Quarterly Ratchets if this rider was purchased before January 12, 2009).

The Maximum Annual Withdrawal is also recalculated at the same time as the Voya LifePay Plus Base; however, there is no Maximum Annual Withdrawal upon spousal continuation until the Lifetime Withdrawal Phase begins on the date of the first withdrawal after spousal continuation, SO LONG AS the annuitant is age 59½. The Maximum Annual Withdrawal is recalculated to equal the applicable Maximum Annual Withdrawal Percentage, based on the new annuitant's age, multiplied by the Voya LifePay Plus Base. There is no adjustment to the Additional Withdrawal Amount upon spousal continuation of the Voya LifePay Plus rider for a Contract subject to the Required Minimum Distribution rules of the Tax Code. Any withdrawals before the owner's death and spousal continuation are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Please note, if the contract value is greater than the Voya LifePay Plus Base on the date the Lifetime Withdrawal Phase begins, then the Voya LifePay Plus Base will be set equal to the contract value before the Maximum Annual Withdrawal is first calculated. Also, upon spousal continuation, the Voya LifePay Plus Death Benefit Base equals the Voya LifePay Plus Death Benefit Base before the owner's death, subject to any proportional adjustment for any withdrawals before spousal continuation of the rider.

Contrary to the Voya Joint LifePay Plus rider, spousal continuation of the Voya LifePay Plus rider would likely NOT take effect at the same time as the Contract is continued. As noted above, the Voya LifePay Plus rider provides for spousal continuation only on a quarterly contract anniversary (subject to the spouse becoming the annuitant and sole owner). So if you are concerned about the availability of benefits being interrupted with spousal continuation of the Voya LifePay Plus rider, you might instead want to purchase the Voya Joint LifePay Plus rider.

Change of Owner or Annuitant. The Voya LifePay Plus rider terminates (with the rider's charge assessed proportionally) upon any ownership change or change of annuitant, except for:

- Spousal continuation as described above;
- Change of owner from one custodian to another custodian;
- Change of owner from a custodian for the benefit of an individual to the same individual;
- Change of owner from an individual to a custodian for the benefit of the same individual;
- Collateral assignments;
- Change in trust as owner where the individual owner and the grantor of the trust are the same individual;
- Change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual;
- Change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual; and
- Change of owner pursuant to a court order.

Surrender Charges. Once the Lifetime Withdrawal Phase begins, your withdrawals within a contract year up to the Maximum Annual Withdrawal (and any applicable Additional Withdrawal Amount) are not subject to surrender charges. We waive any surrender charges otherwise applicable to your withdrawal in a contract year that is less than or equal to the Maximum Annual Withdrawal. Excess Withdrawals are subject to surrender charges, whether or not the Lifetime Withdrawal Phase has begun. Once your contract value is reduced to zero, any periodic payments under the Voya LifePay Plus rider would not be subject to surrender charges. Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted.

Loans. No loans are permitted on Contracts with the Voya LifePay Plus rider.

Taxation. For more information about the tax treatment of amounts paid to you under the Voya LifePay Plus Rider, **see "FEDERAL TAX CONSIDERATIONS – Tax Consequences of Living Benefits and Enhanced Death Benefits."**

> **Important Note:**
> *The below information pertains to the form of the Voya Joint LifePay Plus rider available for sale beginning on and after April 28, 2008, through May 1, 2009, in states where approved. If this form of the Voya Joint LifePay Plus rider is not yet approved for sale in your state, or if you purchased a prior version, please see page J-23.*

Voya Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya Joint LifePay Plus") Rider. The Voya Joint LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of both you and your spouse, even if these withdrawals reduce your contract value to zero. You may wish to purchase this rider if you are married and concerned that you and your spouse may outlive your income.

Eligibility. The Voya Joint LifePay Plus rider is only available for purchase by individuals who are married at the time of purchase (spouses) and eligible to elect spousal continuation (as defined by the Tax Code) of the Contract when the death benefit becomes payable, subject to the owner, annuitant and beneficiary requirements below. The maximum issue age is 80. Both spouses must meet the issue age requirement. The issue age is the age of each owner on the rider effective date. The Voya Joint LifePay Plus rider is subject to broker/dealer availability. **Please note that the Voya Joint LifePay Plus rider will not be issued unless the required owner, annuitant and beneficiary designations are met, and until your contract value is allocated in accordance with the investment option restrictions described in "Investment Option Restrictions," below.**

Contracts issued on and after November 1, 2004, are eligible for the Voya Joint LifePay Plus rider, subject to the conditions, requirements and limitations of the prior paragraph. Such Contracts must not already have a living benefit rider. Or if your Contract already has the Voya Joint LifePay or Voya Joint LifePay Plus rider, then you may be eligible to elect this version of the Voya Joint LifePay Plus rider for a limited time. There is an election form for this purpose. Please contact Customer Service for more information.

Owner, Annuitant and Beneficiary Designations. For nonqualified Contracts: Joint owners must be spouses, and one of the owners the annuitant; and For a Contract with only one owner, the owner's spouse must be the sole primary beneficiary. For qualified Contracts, there may only be one owner who must also be the annuitant, and then the owner's spouse must also be the sole primary beneficiary. Non-natural, custodial owners are only allowed with IRAs. Owner and beneficiary designations for custodial IRAs must be the same as for any other qualified Contract. The annuitant must be the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and owner's spouse. We do not maintain individual owner and beneficiary designations for custodial IRAs. In no event are joint annuitants allowed. We reserve the right to verify the date of birth and social security number of both spouses.

Rider Effective Date. The rider effective date is the date that coverage under the Voya Joint LifePay Plus rider begins. If you purchase the Voya Joint LifePay Plus rider when the Contract is issued, the rider effective date is also the contract date. If the Voya Joint LifePay Plus rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date.

Active Spouse. An Active Spouse is the person (people) upon whose life and age the guarantees are calculated under the Voya Joint LifePay Plus rider. There must be two Active Spouses when you purchase the Voya Joint LifePay Plus rider, who are married to each other and either are joint owners, or for a Contract with only one owner, the spouse must be the sole primary beneficiary. You cannot add an Active Spouse after the rider effective date. In general, changes in ownership of the Contract, the annuitant and/or beneficiary would result in one spouse being deactivated (the spouse is thereafter inactive). An inactive spouse is **not** eligible to exercise any rights or receive any benefits under the Voya Joint LifePay Plus rider, including continuing the Voya Joint LifePay Plus rider upon spousal continuation of the Contract. Once an Active Spouse is deactivated, the spouse may not become an Active Spouse again. Specific situations that would result in a spouse being deactivated include:

- For nonqualified Contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the Contract), or the change of one joint owner to a person other than an Active Spouse;
- For nonqualified Contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an Active Spouse or any change of beneficiary (including the addition of primary beneficiaries); or
- The spouse's death.

An owner may also request that a spouse be deactivated. Both owners must agree when there are joint owners. **However, all charges for the Voya Joint LifePay Plus rider would continue to apply, even after a spouse is deactivated, regardless of the reason. So please be sure to understand the impact of any beneficiary or owner changes on the Voya Joint LifePay Plus rider before requesting any changes.** Also, please note that a divorce terminates the ability of an ex-spouse to continue the Contract. **See "Divorce" below for more information.**

Charge. The charge for the Voya Joint LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
1.50%	1.05%

This quarterly charge is a percentage of the Voya LifePay Plus Base. The current annual charge is 0.95% if this rider was purchased before January 12, 2009. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter following the rider effective date. If the rider is elected at contract issue, the rider effective date is the same as the contract date. If the rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date. The charge will be assessed proportionally when the rider is terminated. Charges will no longer be deducted once your rider enters the Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs when your contract value is reduced to zero and other conditions are met. We reserve the right to increase the charge for the Voya Joint LifePay Plus rider upon the Annual Ratchet once the Lifetime Withdrawal Phase begins. Before January 12, 2009, we reserve the right to increase the charge for the Voya Joint LifePay Plus rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of this rider, subject to the maximum annual charge. We promise not to increase the charge for your first five contract years. **For more information about how this rider works, please see "LIVING BENEFIT RIDERS –** *Voya Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya Joint LifePay Plus") Rider.***"**

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. **For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see APPENDIX C.**

No Cancellation. Once you purchase the Voya Joint LifePay Plus rider, you may not cancel it unless you: (1) cancel the Contract during the Contract's free look period; (2) surrender the Contract; (3) begin the income phase and start receiving annuity payments; or (4) otherwise terminate the Contract pursuant to its terms. These events automatically cancel the Voya Joint LifePay Plus rider.

Termination. The Voya Joint LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you and your spouse while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you: (1) terminate your Contract pursuant to its terms during the accumulation phase, surrender your Contract, or begin receiving income phase payments in lieu of payments under the Voya Joint LifePay Plus rider; or (2) die during the accumulation phase (first owner to die if there are multiple contract owners, or death of annuitant if the contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract (and your spouse is an Active Spouse). The Voya Joint LifePay Plus rider also terminates with a change in contract ownership (other than a spousal beneficiary continuation on your death by an Active Spouse). Other circumstances that may cause the Voya Joint LifePay Plus rider to terminate automatically are discussed below.

Highlights. *This paragraph introduces the terminology of the Voya Joint LifePay Plus rider and how its components generally work together. Benefits and guarantees are subject to the terms, conditions and limitations of the Voya Joint LifePay Plus rider. More detailed information follows below, with the capitalized words that are underlined indicating headings for ease of reference.* The Voya Joint LifePay Plus rider guarantees an amount available for withdrawal from the Contract in any contract year once the Lifetime Withdrawal Phase begins – we use the Voya LifePay Plus Base as part of the calculation of the Maximum Annual Withdrawal. The guarantee continues when the Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, at which time we will pay you periodic payments in an annual amount equal to the Maximum Annual Withdrawal (since contract value would be zero) until the last Active Spouse's death. The Voya LifePay Plus Base is eligible for Annual Ratchets and 6% Compounding Step-Ups (Quarterly Ratchets and 7% Compounding Step-Ups if this rider was purchased before January 12, 2009), and subject to adjustment for any Excess Withdrawals. The Voya Joint LifePay Plus rider has an allowance for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that would otherwise be Excess Withdrawals. The Voya Joint LifePay Plus rider has a death benefit that is payable upon the owner's death only when the Voya LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The Voya Joint LifePay Plus rider allows for spousal continuation.

Voya LifePay Plus Base. The Voya LifePay Plus Base is first calculated when you purchase the Voya Joint LifePay Plus rider: (1) on the contract date – equal to the initial premium; or (2) after the contract date – equal to the contract value on the effective date of the rider.

The Voya LifePay Plus Base is increased, dollar for dollar, by any subsequent premiums. We refer to the Voya LifePay Plus Base as the MGWB Base in the Voya Joint LifePay Plus rider.

Withdrawals and Excess Withdrawals. Once the Lifetime Withdrawal Phase begins, withdrawals within a contract year up to the Maximum Annual Withdrawal, including for payment of third-party investment advisory fees, have no impact on the Voya LifePay Plus Base. These withdrawals will not incur surrender charges or a negative Market Value Adjustment associated with any Fixed Account Allocations.

Say, for example, the current contract value is $90,000 on a Contract with the Voya Joint LifePay Plus rider in the Lifetime Withdrawal Phase. The Voya LifePay Plus Base is $100,000, and the Maximum Annual Withdrawal is $5,000. Even though a withdrawal of $5,000 would reduce the contract value to $85,000, the Voya LifePay Plus Base would remain at its current level (as would the Maximum Annual Withdrawal as well) since the withdrawal did not exceed the Maximum Annual Withdrawal. **See below for more information about the Maximum Annual Withdrawal.**

An Excess Withdrawal is a withdrawal either before the Lifetime Withdrawal Phase begins (except for payment of third-party investment advisory fees), or once the Lifetime Withdrawal Phase begins, any portion of a withdrawal during a contract year that exceeds the Maximum Annual Withdrawal. An Excess Withdrawal will cause a proportional reduction of the Voya LifePay Plus Base – in the same proportion as contract value is reduced by the portion of the withdrawal that is considered excess, inclusive of surrender charges, or Market Value Adjustment associated with any Fixed Account Allocations (rather than the total amount of the withdrawal). An Excess Withdrawal will also cause the Maximum Annual Withdrawal to be recalculated. **See Illustrations 1, 2 and 6 at the end of this appendix for examples of the consequences of an Excess Withdrawal.**

Please note that any withdrawals before the rider effective date in the same contract year when the Voya Joint LifePay Plus rider is added after contract issue are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Annual Ratchet. The Voya LifePay Plus Base is recalculated on each contract anniversary – to equal the greater of: the current Voya LifePay Plus Base; or the current contract value. We call this recalculation the Annual Ratchet.

If this rider was purchased before January 12, 2009, the Voya LifePay Plus Base is recalculated on each quarterly contract anniversary (once each quarter of a contract year from the contract date). We call this recalculation a Quarterly Ratchet.

Once the Lifetime Withdrawal Phase begins, we reserve the right to increase the charge for the Voya Joint LifePay Plus rider upon the Annual Ratchet. You will never pay more than new issues of the Voya Joint LifePay Plus rider, subject to the maximum annual charge, and we promise not to increase the charge for your first five contract years. We will notify you in writing not less than 30 days before a charge increase. You may avoid the charge increase by canceling the forthcoming Annual Ratchet. Our written notice will outline the procedure you will need to follow to do so. Please note, however, from then on the Voya LifePay Plus Base would no longer be eligible for **any** Annual Ratchets, so the Maximum Annual Withdrawal Percentage would not be eligible to increase. More information about the Maximum Annual Withdrawal Percentages is below under "Maximum Annual Withdrawal." Our written notice will also remind you of the consequences of canceling the forthcoming Annual Ratchet.

If this rider was purchased before January 12, 2009, we reserve the right to increase the charge for this rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of the rider, subject to the maximum annual charge, and we promise not to increase the charge for your first five contract years. Canceling a forthcoming Quarterly Ratchet to avoid the charge increase will have the same outcome.

6% Compounding Step-Up. The Voya LifePay Plus Base is recalculated on each of the first ten contract anniversaries after the rider effective date, SO LONG AS you took no withdrawals during the preceding contract year – to equal the greatest of: the current Voya LifePay Plus Base; the current contract value; and the Voya LifePay Plus Base on the previous contract anniversary, increased by 6%, plus any premiums received and minus any withdrawals for payment of third-party investment advisory fees since the previous contract anniversary. We call this recalculation a 6% Compounding Step-Up.

If this rider was purchased before January 12, 2009, the step-up is 7%, which we call a 7% Compounding Step-Up.

Please note that there are no partial 6% Compounding Step-Ups. The 6% Compounding Step-Up is **not** assessed proportionally. So for existing Contracts to which this rider is attached (a post Contract issuance election), the first opportunity for a 6% Compounding Step-Up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date.

If this rider was purchased before January 12, 2009, the step-up is 7%, which we call the 7% Compounding Step-Up. The 7% Compounding Step-Up is **not** assessed proportionally.

Say, for example, that with a Contract purchased on January 1, 2007, the contract owner decides to add the Voya Joint LifePay Plus rider on March 15, 2007. The rider effective date is April 1, 2007, which is the date of the Contract's next following quarterly contract anniversary. Because on January 1, 2008 a full contract year will not have elapsed since the rider effective date, the Voya LifePay Plus Base will not be eligible for a step-up. Rather, the first opportunity for a step-up with this Contract is on January 1, 2009.

Lifetime Withdrawal Phase. The Lifetime Withdrawal Phase begins on the date of your first withdrawal (except those for payment of third-party investment advisory fees), SO LONG AS the youngest Active Spouse is age 59½. On this date, the Voya LifePay Plus Base is recalculated to equal the greater of the current Voya LifePay Plus Base or the current contract value. The Lifetime Withdrawal Phase will continue until the earliest of:

- The date annuity payments begin **(see "THE ANNUITY OPTIONS");**
- Reduction of the contract value to zero by an Excess Withdrawal;
- Reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;
- Surrender of the Contract;
- The death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary is an Active Spouse who elects to continue the Contract; or
- The last Active Spouse dies.

The Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status in the event contract value is reduced to zero other than by an Excess Withdrawal. **Please see "Lifetime Automatic Periodic Benefit Status" below for more information.**

Maximum Annual Withdrawal. The Maximum Annual Withdrawal is the amount that the Voya Joint LifePay Plus rider guarantees to be available for withdrawal from the Contract in any contract year. The Maximum Annual Withdrawal is first calculated when the Lifetime Withdrawal Phase begins and equals the applicable Maximum Annual Withdrawal Percentage, based on the younger Active Spouse's age, multiplied by the Voya LifePay Plus Base.

The Maximum Annual Withdrawal Percentages are:

	Ages
4%	59½ to 64
5%	65 to 75
6%	76 to 79
7%	80+

If this rider was purchased before January 12, 2009, the Maximum Annual Withdrawal Percentages are:

	Ages
4%	59½ to 64
5%	65 to 69
6%	70 to 79
7%	80+

The Maximum Annual Withdrawal is thereafter recalculated whenever the Voya LifePay Plus Base is recalculated, for example, upon the Annual Ratchet or 6% Compounding Step-Up (Quarterly Ratchet or 7% Compounding Step-Up if this rider was purchased before January 12, 2009). Also, the Maximum Annual Withdrawal Percentage can increase with the Annual Ratchet as the younger Active Spouse grows older.

In the event on the date the Lifetime Withdrawal Phase begins the contract value is greater than the Voya LifePay Plus Base, then before the Maximum Annual Withdrawal is first calculated, the Voya LifePay Plus Base will be set equal to the contract value. The greater the Voya LifePay Plus Base, the greater the amount guaranteed to be available to you for withdrawals under the Voya Joint LifePay Plus rider in calculating the Maximum Annual Withdrawal for the first time. Also, if the Contract's annuity commencement date is reached while the Voya Joint LifePay Plus rider is in the Lifetime Withdrawal Phase, then you may elect a life only annuity option, in lieu of the Contract's other annuity options, under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal**. For more information about the Contract's annuity options, see "THE ANNUITY OPTIONS."**

Required Minimum Distributions. The Voya Joint LifePay Plus rider allows for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that exceed the Maximum Annual Withdrawal without causing a proportional reduction of the Voya LifePay Plus Base and recalculation of the Maximum Annual Withdrawal. If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, then an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal. Once you have taken the Maximum Annual Withdrawal for the then current contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year – without constituting an Excess Withdrawal. **See Illustration 3 below for an example.**

Withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts are Excess Withdrawals that will cause a proportional reduction of the Voya LifePay Plus Base and the Maximum Annual Withdrawal to be recalculated. **See Illustration 5 at the end of this appendix for an example of the consequences of an Excess Withdrawal with an Additional Withdrawal Amount.** The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any amount remaining will expire. **See Illustration 4 at the end of this appendix for an example of the Additional Withdrawal Amount being carried over. Please note that there is no adjustment to the Additional Withdrawal Amount for Annual Ratchets (Quarterly Ratchets if this rider was purchased before January 12, 2009) or upon spousal continuation of the Voya Joint LifePay Plus Rider.**

Lifetime Automatic Periodic Benefit Status. The Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status when your contract value is reduced to zero other than by an Excess Withdrawal. (A withdrawal in excess of the Maximum Annual Withdrawal that causes your contract value to be reduced to zero will terminate the Voya Joint LifePay Plus rider.) You will no longer be entitled to make withdrawals, but instead will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal. When the rider enters Lifetime Automatic Periodic Benefit Status: The Contract will provide no further benefits (including death benefits) other than as provided under the Voya Joint LifePay Plus rider; No further premium payments will be accepted; and Any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the last Active Spouse at which time both the rider and the Contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the last Active Spouse's death.

If when the Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the first contract anniversary following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

In the event contract value is reduced to zero before the Lifetime Withdrawal Phase begins, Lifetime Automatic Periodic Benefit Status is deferred until the contract anniversary on or after the youngest Active Spouse is age 59½. During this time, the Voya Joint LifePay Plus rider's death benefit remains payable upon the last Active Spouse's death. Also, the Voya LifePay Plus Base remains eligible for the 6% Compounding Step-Ups (7% Compounding Step-Ups if this rider was purchased before January 12, 2009). Once the Voya Joint LifePay Plus rider enters the Lifetime Automatic Periodic Benefit Status, periodic payments will begin in an annual amount equal to the applicable Maximum Annual Withdrawal Percentage, based on the youngest Active Spouse's age, multiplied by the Voya LifePay Plus Base. If an Active Spouse were to die while Lifetime Automatic Periodic Benefit Status is deferred, then when the Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, and the annual amount of the periodic payments, would be based on the remaining Active Spouse's age.

You may elect to receive systematic withdrawals pursuant to the terms of the Contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your Contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made annually, then the payments will be made on the next business day following each contract anniversary.

Investment Option Restrictions. While the Voya Joint LifePay Plus rider is in effect, there are limits on the investment portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least a specified percentage of such contract value in the Fixed Allocation Funds, which depends on the rider's purchase date:

Rider Purchase Date	Fixed Allocation Fund Percentage
Currently	30%
Before January 12, 2009	25%
Before October 6, 2008	20%

See "Fixed Allocation Funds Automatic Rebalancing," below. We have these investment option restrictions to lessen the likelihood we would have to make payments under this rider. We require this allocation regardless of your investment instructions to the Contract. The Voya Joint LifePay Plus rider will not be issued until your contract value is allocated in accordance with these investment option restrictions. The timing of when and how we apply these investment option restrictions is discussed further below.

Accepted Funds. The currently available Accepted Funds are listed in **APPENDIX M**. No rebalancing is necessary when contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days' notice to you. If a change is made, the change will apply to contract value allocated to such funds after the date of the change.

Fixed Allocation Funds. The currently available Fixed Allocation Funds are listed in **APPENDIX M**. You may allocate your contract value to one or more Fixed Allocation Funds. We consider the Voya Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All investment portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than the specified percentage of the total contract value allocated among the Fixed Allocation Funds and Other Funds on any Voya Joint LifePay Plus Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that the specified percentage of this amount is allocated to the Fixed Allocation Funds. The specified percentage depends on the rider's purchase date. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing.

Rebalancing. Any rebalancing is done on a proportional basis from the Other Funds to the Fixed Allocation Funds and will be the last transaction processed on that date. The Voya Joint LifePay Plus Rebalancing Dates occur on each contract anniversary and after the following transactions:
- Receipt of additional premiums;
- Transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
- Withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. **See "APPENDIX I – *Examples of Fixed Allocation Funds Automatic Rebalancing*."** You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in it. **See "APPENDIX I –** *Examples of Fixed Allocation Funds Automatic Rebalancing***, Example I." By electing to purchase the Voya Joint LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the Voya Joint LifePay Plus rider if you do not wish to have your contract value reallocated in this manner.**

Divorce. Generally, in the event of divorce, the spouse who retains ownership of the Contract will continue to be entitled to all rights and benefits of the Voya Joint LifePay Plus rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during the Lifetime Withdrawal Phase, the Voya Joint LifePay Plus rider would continue until the owner's death (first owner in the case of joint owners, or annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the Voya Joint LifePay Plus rider cannot be continued by the new spouse. As a result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal would be considered a withdrawal for purposes of the Voya LifePay Plus Base**. See "Voya LifePay Plus Base – Withdrawals and Excess Withdrawals" above.**

In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change in the amount of your periodic payments. Payments will continue until both spouses are deceased.

Death of Owner or Annuitant. The Voya Joint LifePay Plus rider terminates (with the rider's charges assessed proportionally) on the earlier of the date of death of the last Active Spouse, or when the surviving spouse decides not to continue the Contract.

Voya LifePay Plus Death Benefit Base. The Voya Joint LifePay Plus rider has a death benefit that is payable upon the first owner's death only when the Voya LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The Voya LifePay Plus Death Benefit Base is first calculated when you purchase the Voya Joint LifePay Plus rider: (1) on the contract date – equal to the initial premium; or (2) after the contract date – equal to the contract value on the rider effective date.

The Voya LifePay Plus Death Benefit Base is increased by the dollar amount of any subsequent premiums and subject to any withdrawal adjustments. The Voya LifePay Plus Death Benefit Base is reduced by the dollar amount of any withdrawals for payment of third-party investment advisory fees before the Lifetime Withdrawal Phase begins, and for any withdrawals once the Lifetime Withdrawal Phase begins that are not Excess Withdrawals, including withdrawals for payment of third-party investment advisory fees. The Voya LifePay Plus Death Benefit Base is subject to a proportional reduction for an Excess Withdrawal. **Please see "Voya LifePay Plus Base – Withdrawals and Excess Withdrawals" above for more information.**

There is no additional charge for the death benefit associated with the Voya Joint LifePay Plus rider. Please note that the Voya LifePay Plus Death Benefit Base is not eligible to participate in Quarterly Ratchets or 7% Compounding Step-Ups (Quarterly Ratchets and 7% Compounding Step-Ups if this rider was purchased before January 12, 2009).

In the event the Voya LifePay Plus Death Benefit Base is greater than zero when the Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, each periodic payment reduces the Voya LifePay Plus Death Benefit Base dollar for dollar until the earlier date of the Voya LifePay Plus Death Benefit Base being reduced to zero or the last Active Spouse's death. Upon the last Active Spouse's death, any remaining Voya LifePay Plus death benefit is payable to the beneficiary in a lump sum.

Spousal Continuation. If the surviving spouse of the deceased owner continues the Contract **(see "DEATH BENEFIT CHOICES – Continuation After Death – Spouse")**, the rider will also continue, SO LONG AS the surviving spouse in an Active Spouse. At that time, the Voya LifePay Plus Base is recalculated to equal the greater of: the contract value, inclusive of the guaranteed death benefit; and the last calculated Voya LifePay Plus Base, subject to a proportional adjustment for any withdrawals before spousal continuation.

The Maximum Annual Withdrawal is also recalculated; however, there is no Maximum Annual Withdrawal upon spousal continuation until the Lifetime Withdrawal Phase begins on the date of the first withdrawal after spousal continuation, SO LONG AS the last Active Spouse is age 59½. The Maximum Annual Withdrawal is recalculated to equal the applicable Maximum Annual Withdrawal Percentage, based on the last Active Spouse's age, multiplied by the Voya LifePay Plus Base. There is no adjustment to the Additional Withdrawal Amount upon spousal continuation of the Voya Joint LifePay Plus rider for a Contract subject to the Required Minimum Distribution rules of the Tax Code. Any withdrawals before the owner's death and spousal continuation are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Please note, if the contract value is greater than the Voya LifePay Plus Base on the date the Lifetime Withdrawal Phase begins, then the Voya LifePay Plus Base will be set equal to the contract value before the Maximum Annual Withdrawal is first calculated. Also, upon spousal continuation, the Voya LifePay Plus Death Benefit Base equals the Voya LifePay Plus Death Benefit Base before the owner's death, subject to any proportional adjustment for any withdrawals before spousal continuation of the rider.

Change of Owner or Annuitant. The Voya Joint LifePay Plus rider terminates (with the rider's charge assessed proportionally) upon an ownership change or change of annuitant, except for:
- Spousal continuation as described above;
- Change of owner from one custodian to another custodian;
- Change of owner from a custodian for the benefit of an individual to the same individual (owner's spouse must be named sole primary beneficiary to remain an Active Spouse);
- Change of owner from an individual to a custodian for the benefit of the same individual;
- Collateral assignments;
- For nonqualified Contracts only, the addition of a joint owner, provided the added joint owner is the original owner's spouse and is an Active Spouse when added as a joint owner;
- For nonqualified Contracts only, the removal of a joint owner, provided the removed joint owner is an Active Spouse and becomes the sole primary beneficiary; and
- Change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner, provided both spouses are Active Spouses at the time of the change.

Surrender Charges. Once the Lifetime Withdrawal Phase begins, your withdrawals within a contract year up to the Maximum Annual Withdrawal (and any applicable Additional Withdrawal Amount) are not subject to surrender charges. We waive any surrender charges otherwise applicable to your withdrawal in a contract year that is less than or equal to the Maximum Annual Withdrawal. Excess Withdrawals are subject to surrender charges, whether or not the Lifetime Withdrawal Phase has begun. Once your contract value is reduced to zero, any periodic payments under the Voya Joint LifePay Plus rider would not be subject to surrender charges. Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted.

Loans. No loans are permitted on Contracts with the Voya Joint LifePay Plus rider.

Taxation. For more information about the tax treatment of amounts paid to you under the Voya Joint LifePay Plus Rider, **see "FEDERAL TAX CONSIDERATIONS – Tax Consequences of Living Benefits and Enhanced Death Benefit."**

> **Important Note:**
> *The information immediately below pertains to the form of the Voya LifePay Plus rider available for sale on and after August 20, 2007, through April 28, 2008, in states where approved.*

Voya LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya LifePay Plus") Rider. The Voya LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of the annuitant, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

Purchase. In order to elect the Voya LifePay Plus rider, the annuitant must be the owner or one of the owners, unless the owner is a non-natural owner. Joint annuitants are not allowed. The maximum issue age is 80. The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the contract anniversary on which the rider is effective. Some broker-dealers may limit the availability of the rider to younger ages. The Voya LifePay Plus rider is available for Contracts issued **on and after August 20, 2007,** (subject to availability and state approvals) that do not already have a living benefit rider. The Voya LifePay Plus rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below. The Company in its discretion may allow the rider to be elected after a Contract has been issued without it, subject to certain conditions. Contact the Customer Service for more information. Such election must be received in good order, including compliance with investment restrictions described below. The rider will be effective as of the following quarterly contract anniversary.

Rider Date. The rider date is the date the Voya LifePay Plus rider becomes effective. If you purchase the Voya LifePay Plus rider when the Contract is issued, the rider date is also the contract date.

Charge. The charge for the Voya LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
2.00%	0.60%

This quarterly charge is a percentage of the Voya LifePay Plus Base. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the rider and charges will begin on the next following quarterly contract anniversary. The charge will be assessed proportionally when the rider is terminated. Charges are deducted through the date your rider enters either the Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status. Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The current charge can change upon a reset after your first five contract years. You will never pay more than the maximum annual charge.

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. **For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see APPENDIX C.** We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

No Cancellation. Once you purchase the Voya LifePay Plus rider, you may not cancel it unless you cancel the Contract during the Contract's free look period, surrender, annuitize or otherwise terminate the Contract. These events automatically cancel the Voya LifePay Plus rider.

Termination. The Voya LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you:
- Annuitize, surrender or otherwise terminate your Contract during the accumulation phase; or
- Die during the accumulation phase (first owner to die if there are multiple contract owners, or death of annuitant if the contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract.

The Voya LifePay Plus rider will also terminate if there is a change in contract ownership (other than a spousal beneficiary continuation on your death). Other circumstances that may cause the Voya LifePay Plus rider to terminate automatically are discussed below.

Guaranteed Withdrawal Status. This status begins on the date of the first withdrawal, ONLY IF the quarterly contract anniversary following the annuitant reaching age 59½ has not yet passed. While the Voya LifePay Plus rider is in Guaranteed Withdrawal Status, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the Voya LifePay Plus Base dollar-for-dollar. This status will then continue until the earliest of:
- Quarterly contract anniversary following the annuitant reaching age 59½, provided the contract owner does not decline the change to Lifetime Guaranteed Withdrawal Status;
- Reduction of the Voya LifePay Plus Base to zero, at which time the rider will terminate;
- The annuity commencement date;

- Reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
- Reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal **(see "Automatic Periodic Benefit Status," below)**;
- The surrender or annuitization of the Contract; or
- The death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the Contract.

Please note that withdrawals while the Voya LifePay Plus rider is in Guaranteed Withdrawal Status are not guaranteed for the lifetime of the annuitant.

Lifetime Guaranteed Withdrawal Status. This status begins on the date of your first withdrawal, provided the quarterly contract anniversary following the annuitant's age 59½ has passed. If your first withdrawal is taken before this date, then the Lifetime Guaranteed Withdrawal Status will automatically begin on the quarterly contract anniversary following the annuitant reaching age 59½. This status continues until the earliest of:
- The annuity commencement date;
- Reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
- Reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal **(see "Lifetime Automatic Periodic Benefit Status," below)**;
- The surrender or annuitization of the Contract; or
- The death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the Contract.

You will receive prior notice, of not less than 30 days, if you are in the Guaranteed Withdrawal Status and become eligible for the Lifetime Guaranteed Withdrawal Status. This notice will explain the change, its impact to you and your options. You may decline this change. Automatic reset into the Lifetime Guaranteed Withdrawal Status could result in a lower Maximum Annual Withdrawal. However, this action will also apply to all future resets (see below) and cannot be reversed. As described below, certain features of the Voya LifePay Plus rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

How the Voya LifePay Plus Rider Works. The Voya LifePay Plus Withdrawal Benefit rider has two phases. The first phase, called the Growth Phase, begins on the effective date of the rider and ends as of the business day before the first withdrawal is taken (or when the annuity commencement date is reached). The second phase is called the Withdrawal Phase. This phase begins as of the date of the first withdrawal or the annuity commencement date, whichever occurs first.

Benefits paid under the Voya LifePay Plus rider require the calculation of the Maximum Annual Withdrawal. The Voya LifePay Plus Base (referred to as the "MGWB Base" in the Contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:
- If you purchased the Voya LifePay Plus rider on the contract date, the initial Voya LifePay Plus Base is equal to the initial premium; or
- If you purchased the Voya LifePay Plus rider after the contract date, the initial Voya LifePay Plus Base is equal to the contract value on the effective date of the rider.

During the Growth Phase, the initial Voya LifePay Plus Base is increased dollar-for-dollar by any premiums received, ("eligible premiums"). In addition, on each quarterly contract anniversary, the Voya LifePay Plus Base is recalculated as the greater of:
- The current Voya LifePay Plus Base; or
- The current contract value. This is referred to as a quarterly "ratchet."

Also, on each of the first ten contract anniversaries, the Voya LifePay Plus Base is recalculated as the greatest of:
- The current Voya LifePay Plus Base;
- The current contract value; and
- The Voya LifePay Plus Base on the previous contract anniversary, increased by 7%, plus any eligible premiums and minus any third-party investment advisory fees paid from your Contract during the year. This is referred to as an annual "step-up."

Please note that if this rider is added after the contract date, then the first opportunity for a step-up will be on the first contract anniversary following a complete contract year after the rider date.

The Voya LifePay Plus Base has no additional impact on the calculation of annuity payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the Voya LifePay Plus Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal under the benefit reset feature of the Voya LifePay Plus rider **(see "Voya LifePay Plus Reset," below).** We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals a percentage of the greater of 1) the contract value and 2) the Voya LifePay Plus Base as of the last day of the Growth Phase. The first withdrawal after the effective date of the rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, after calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal percentage, which varies by age of the annuitant on the date the Withdrawal Phase begins, is as follows:

Annuitant Age	Maximum Annual Withdrawal Percentage
0 to 75*	5%*
76 to 80	6%
81+	7%

_____

* If the Withdrawal Phase begins before the quarterly contract anniversary on or after the annuitant reaches age 59½, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the Voya LifePay Plus Base dollar-for-dollar, under what we refer to as the "Standard Withdrawal Benefit." Then, on the quarterly contract anniversary on or after the annuitant reaches age 59½, the Voya LifePay Plus Base will automatically be reset to the current contract value, if greater, and the Maximum Annual Withdrawal will be recalculated.

Once determined, the Maximum Annual Withdrawal percentage never changes for the Contract, except as provided for under spousal continuation. **See "Continuation After Death – Spouse," below.** This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at that time, the lower the Maximum Annual Withdrawal percentage.

If the Contract's annuity commencement date is reached while you are in the Voya LifePay Plus rider's Lifetime Guaranteed Withdrawal Status, then you may elect a life only annuity option, in lieu of the Contract's other annuity options, under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal.

If withdrawals in any contract year exceed the Maximum Annual Withdrawal, then the Voya LifePay Plus Base and the Maximum Annual Withdrawal will be reduced proportionally. This means that both the Voya LifePay Plus Base and the Maximum Annual Withdrawal will be reduced by the same proportion as the withdrawal in excess of the Maximum Annual Withdrawal (the "excess withdrawal") is of the contract value determined:
- Before the withdrawal, for the excess withdrawal; and
- After the withdrawal, for the amount withdrawn up to the Maximum Annual Withdrawal (without regard to the excess withdrawal).

When a withdrawal is made, the total withdrawals taken in a contract year are compared with the current Maximum Annual Withdrawal. To the extent that the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, any applicable Market Value Adjustment or surrender charges will not be applied to the withdrawal. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, any surrender charges and/or Market Value Adjustment are considered to be part of the withdrawal. **See Illustrations 1 and 2 at the end of this appendix for examples of this concept.**

Required Minimum Distributions. Withdrawals taken from the Contract to satisfy the Required Minimum Distribution rules of the Tax Code, that exceed the Maximum Annual Withdrawal for a specific contract year, will not be deemed excess withdrawals in that contract year for purposes of the Voya LifePay Plus rider, subject to the following rules:

- If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal;
- You may withdraw the Additional Withdrawal Amount from this Contract without it being deemed an excess withdrawal;
- Any withdrawals taken in a contract year will count first against the Maximum Annual Withdrawal for that contract year;
- Once the Maximum Annual Withdrawal for the then current contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year;
- Withdrawals that exceed all available Additional Withdrawal Amounts are excess withdrawals and will reduce the Maximum Annual Withdrawal proportionally, as described above;
- The Additional Withdrawal Amount is reset to zero at the end of the second calendar year from which it was originally calculated; and
- If the Contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be equal to the amount in excess of the Maximum Annual Withdrawal necessary to satisfy the Required Minimum Distribution for that year (if any).

See Illustration 3 below.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the Contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the Voya LifePay Plus Base on a dollar-for-dollar basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Automatic Periodic Benefit Status. If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Guaranteed Withdrawal Status, the rider will enter Automatic Periodic Benefit Status and you are entitled to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal, until the remaining Voya LifePay Plus Base is exhausted.

When the rider enters Automatic Periodic Benefit Status:
- The Contract will provide no further benefits other than as provided under the Voya LifePay Plus rider;
- No further premium payments will be accepted; and
- Any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will continue until the Voya LifePay Plus Base is reduced to zero, at which time the rider will terminate without value.

The periodic payments will begin on the last day of the first full contract year following the date the rider enters Automatic Periodic Benefit Status and will continue to be paid annually thereafter. If, at the time the rider enters Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

Lifetime Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the Contract and the rider will terminate due to the proportional reduction described in **"Determination of the Maximum Annual Withdrawal,"** above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Lifetime Guaranteed Withdrawal Status, the rider will enter Lifetime Automatic Periodic Benefit Status and you are entitled to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the rider enters Lifetime Automatic Periodic Benefit Status:

- The Contract will provide no further benefits other than as provided under the Voya LifePay Plus rider;
- No further premium payments will be accepted; and
- Any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the Contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

The periodic payments will begin on the last day of the first full contract year following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

Voya LifePay Plus Reset. Once the Lifetime Guaranteed Withdrawal Status begins and the Maximum Annual Withdrawal has been determined, on each quarterly contract anniversary we will increase (or "reset") the Voya LifePay Plus Base to the current contract value, if the contract value is higher. The Maximum Annual Withdrawal will also be recalculated, and the remaining portion of the new Maximum Annual Withdrawal will be available for withdrawal immediately. This reset ONLY occurs when the rider is in Lifetime Guaranteed Withdrawal Status, and is automatic.

We reserve the right to change the charge for this rider with a reset. In this event, you will receive prior notice, of not less than 30 days, which explains the change, its impact to you and your options. You may decline this change (and the reset). However, this action will apply to all future resets and cannot be reversed.

Investment Option Restrictions. While the Voya LifePay Plus rider is in effect, there are limits on the investment portfolios to which your contract value may be allocated. Contract value allocated to investment portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such contract value in the Fixed Allocation Funds. **See "Fixed Allocation Funds Automatic Rebalancing," below.**

Accepted Funds. The currently available Accepted Funds are listed in **APPENDIX M.** We may change these designations at any time upon 30 days' notice to you. If a change is made, the change will apply to contract value allocated to such fund after the date of the change.

Fixed Allocation Funds. The currently available Fixed Allocation Funds are listed in **APPENDIX M.** You may allocate your contract value to one or more Fixed Allocation Funds. We consider the Voya Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

If the rider is not continued under the spousal continuation right when available, the Fixed Allocation Fund may be reclassified as a Special Fund as of the Contract continuation date if it would otherwise be designated as a Special Fund for purposes of the Contract's death benefits. For purposes of calculating any applicable death benefit guaranteed under the Contract, any allocation of contract value to the Fixed Allocation Funds will be considered a Covered Fund allocation while the rider is in effect.

Other Funds. All investment portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than 20% of the total contract value allocated to the Fixed Allocation Funds and Other Funds on any Voya LifePay Plus Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing.

Rebalancing. Any rebalancing is done on a proportional basis among the Other Funds and will be the last transaction processed on that date. The Voya LifePay Plus Rebalancing Dates occur on each contract anniversary and after the following transactions:

- Receipt of additional premiums;
- Transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
- Withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. **See "APPENDIX I – *Examples of Fixed Allocation Funds Automatic Rebalancing."***

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in them. **See "APPENDIX I – *Examples of Fixed Allocation Funds Automatic Rebalancing,* Example I." By electing to purchase the Voya LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the Voya LifePay Plus rider if you do not wish to have your contract value reallocated in this manner.**

Death of Owner or Annuitant. The Voya LifePay Plus rider and charges will terminate on the date of death of the owner (or in the case of joint owners, the first owner), or the annuitant if there is a non-natural owner.

Continuation After Death – Spouse. If the surviving spouse of the deceased owner continues the Contract, the rider will also continue on the next quarterly contract anniversary, provided the spouse becomes the annuitant and sole owner**. See "DEATH BENEFIT CHOICES" – Continuation After Death – Spouse."**

If the rider is in the Growth Phase at the time of spousal continuation:
- The rider will continue in the Growth Phase;
- On the date the rider is continued, the Voya LifePay Plus Base will be reset to equal the greater of the Voya LifePay Plus Base and the then current contract value;
- The Voya LifePay Plus charges will restart and be the same as were in effect prior to the claim date;
- Ratchets, which stop on the claim date, are restarted, effective on the date the rider is continued;
- Any remaining step-ups will be available, and if the rider is continued before an annual contract anniversary when a step-up would have been available, then that step-up will be available;
- The Maximum Annual Withdrawal percentage will be determined as of the date of the first withdrawal, whenever it occurs, and will be based on the spouse's age on that date; and
- The rider's Standard Withdrawal Benefit will be available until the quarterly contract anniversary on or after the spouse is age 59½.

If the rider is in the Withdrawal Phase at the time of spousal continuation:
- The rider will continue in the Withdrawal Phase;
- The rider's charges will restart on the date the rider is continued and be the same as were in effect prior to the claim date;
- On the quarterly contract anniversary that the date the rider is continued:
  > If the surviving spouse was not the annuitant before the owner's death, then the Voya LifePay Plus Base will be reset to the current contract value and the Maximum Annual Withdrawal is recalculated by multiplying the new Voya LifePay Plus Base by the Maximum Annual Withdrawal percentage based on the surviving spouse's age on that date. Withdrawals are permitted pursuant to the other provisions of the rider. Withdrawals causing the contract value to fall to zero will terminate the Contract and the rider; or
  > If the surviving spouse was the annuitant before the owner's death, then the Voya LifePay Plus Base will be reset to the current contract value, only if greater, and the Maximum Annual Withdrawal is recalculated by multiplying the new Voya LifePay Plus Base by the Maximum Annual Withdrawal percentage. Withdrawals are permitted pursuant to the other provisions of the rider; and
- The rider charges will restart on the quarter contract anniversary that the rider is continued and will be the same as were in effect prior to the claim date.

Effect of Voya LifePay Plus Rider on Death Benefit. If you die before Lifetime Automatic Periodic Benefit Status begins under the Voya LifePay Plus rider, the death benefit is payable, but the rider terminates. However, if the beneficiary is the owner's spouse, and the spouse elects to continue the Contract, the death benefit is not payable until the spouse's death. **Thus, you should not purchase this rider with multiple owners, unless the owners are spouses. See "Death of Owner or Annuitant" and "Continuation After Death – Spouse," above for further information.**

While in Lifetime Automatic Periodic Benefit Status, if the owner who is not the annuitant dies, we will continue to pay the periodic payments that the owner was receiving under the Voya LifePay Plus rider to the beneficiary. While in Lifetime Automatic Periodic Benefit Status, if an owner who is also the annuitant dies, the periodic payments will stop. No other death benefit is payable.

While the rider is in Automatic Periodic Benefit Status, if the owner dies, the remaining Voya LifePay Plus Base will be paid to the beneficiary in a lump sum.

Change of Owner or Annuitant. Other than as provided above under **"Continuation After Death- Spouse,"** you may not change the annuitant. The rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:
- Spousal continuation as described above;
- Change of owner from one custodian to another custodian;
- Change of owner from a custodian for the benefit of an individual to the same individual;
- Change of owner from an individual to a custodian for the benefit of the same individual;
- Collateral assignments;
- Change in trust as owner where the individual owner and the grantor of the trust are the same individual;
- Change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual; and
- Change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual.

Surrender Charges. If you elect the Voya LifePay Plus rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments under the Voya LifePay Plus rider are not subject to surrender charges.

Loans. No loans are permitted on Contracts with the Voya LifePay Plus rider.

Taxation. For more information about the tax treatment of amounts paid to you under the Voya LifePay Plus Rider, **see "FEDERAL TAX CONSIDERATIONS – Tax Consequences of Living Benefits and Enhanced Death Benefits."**

> **Important Note:**
> *The information immediately below pertains to the form of the Voya Joint LifePay Plus rider available for sale on and after August 20, 2007 through April 28, 2008 in states where approved.*

Voya Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("Voya Joint LifePay Plus") Rider. The Voya Joint LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of both you and your spouse, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are married and are concerned that you and your spouse may outlive your income.

Purchase. The Voya Joint LifePay Plus rider is only available for purchase by individuals who are married at the time of purchase and eligible to elect spousal continuation (as defined by the Tax Code) when the death benefit becomes payable. We refer to these individuals as spouses. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the Voya Joint LifePay Plus rider. **See "Ownership, Annuitant, and Beneficiary Requirements," below.**

The maximum issue age is 80. Both spouses must meet these issue age requirements on the contract anniversary on which the Voya Joint LifePay Plus rider is effective. The issue age is the age of the owners on the contract anniversary on which the rider is effective. Some broker dealers may limit the maximum issue age to ages younger than age 80, but in no event lower than age 55. We reserve the right to change the minimum or maximum issue ages on a nondiscriminatory basis. The Voya Joint LifePay Plus rider is available for Contracts issued **on and after August 20, 2007,** (subject to availability and state approvals) that do not already have a living benefit rider. **The Voya Joint LifePay Plus rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below.** The Company in its discretion may allow the Voya Joint LifePay Plus rider to be elected after a Contract has been issued without it, subject to certain conditions. Please contact Customer Service for more information. Such election must be received in good order, including owner, annuitant, and beneficiary designations and compliance with the investment restrictions described below. The Voya Joint LifePay Plus rider will be effective as of the following quarterly contract anniversary.

Ownership, Annuitant, and Beneficiary Designation Requirements. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the Voya Joint LifePay Plus rider. These designations depend upon whether the Contract is issued as a nonqualified Contract, an IRA or a custodial IRA. In all cases, the ownership, annuitant, and beneficiary designations must allow for the surviving spouse to continue the Contract when the death benefit becomes payable, as provided by the Tax Code. Non-natural, custodial owners are only allowed with IRAs ("custodial IRAs"). Joint annuitants are not allowed. The necessary ownership, annuitant, and/or beneficiary designations are described below. Applications that do not meet the requirements below will be rejected. We reserve the right to verify the date of birth and social security number of both spouses.

Nonqualified Contracts. For a jointly owned Contract, the owners must be spouses, and the annuitant must be one of the owners. For a Contract with only one owner, the owner's spouse must be the sole primary beneficiary, and the annuitant must be one of the spouses.

IRAs. There may only be one owner, who must also be the annuitant. The owner's spouse must be the sole primary beneficiary.

Custodial IRAs. While we do not maintain individual owner and beneficiary designations for IRAs held by an outside custodian, the ownership and beneficiary designations with the custodian must comply with the requirements listed in "IRAs," above. The annuitant must be the same as the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and the owner's spouse.

Rider Date. The Voya Joint LifePay Plus rider date is the date the Voya Joint LifePay Plus rider becomes effective. If you purchase the Voya Joint LifePay Plus rider when the Contract is issued, the Voya Joint LifePay Plus rider date is also the contract date.

Charge. The charge for the Voya Joint LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
2.50%	0.85%

This quarterly charge is a percentage of the Voya Joint LifePay Plus Base. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the rider and charges will begin on the next following quarterly contract anniversary. The charge will be assessed proportionally when the rider is terminated. Charges are deducted through the date your rider enters either the Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status. Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The current charge can be subject to change upon a reset after your first five contract years. You will never pay more than the maximum annual charge.

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. **For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see APPENDIX C.** We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

No Cancellation. Once you purchase the Voya Joint LifePay Plus rider, you may not cancel it unless you cancel the Contract during the contract's free look period (or otherwise cancel the Contract pursuant to its terms), surrender or annuitize in lieu of payments under the Voya Joint LifePay Plus rider. These events automatically cancel the Voya Joint LifePay Plus rider.

Termination. The Voya Joint LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you and your spouse while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you:

- Terminate your Contract pursuant to its terms during the accumulation phase, surrender, or begin receiving annuity payments in lieu of payments under the Voya Joint LifePay Plus rider;
- Die during the accumulation phase (first owner to die in the case of joint owners, or death of annuitant if the Contract is a custodial IRA), unless your spouse elects to continue the Contract (and your spouse is active for purposes of the Voya Joint LifePay Plus rider); or
- Change the owner of the Contract (other than a spousal continuation by an active spouse).

See "Change of Owner or Annuitant," below. Other circumstances that may cause the Voya Joint LifePay Plus rider to terminate automatically are discussed below.

Active Status. Once the Voya Joint LifePay Plus rider has been issued, a spouse must remain in "active" status in order to exercise rights and receive the benefits of the Voya Joint LifePay Plus rider after the first spouse's death by electing spousal continuation. In general, changes to the ownership, annuitant, and/or beneficiary designation requirements noted above will result in one spouse being designated as "inactive." Inactive spouses are not eligible to continue the benefits of the Voya Joint LifePay Plus rider after the death of the other spouse. Once designated "inactive," a spouse may not regain active status under the Voya Joint LifePay Plus rider. Specific situations that will result in a spouse's designation as "inactive" include the following:

- For nonqualified Contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the Contract), or the change of one joint owner to a person other than an active spouse;
- For nonqualified Contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an active spouse or any change of beneficiary (including the addition of primary beneficiaries); and
- In the event of the death of one spouse (in which case the deceased spouse becomes inactive).

An owner may also request that one spouse be treated as inactive. In the case of joint-owned Contracts, both contract owners must agree to such a request. An inactive spouse is not eligible to exercise any rights or receive any benefits under the Voya Joint LifePay Plus rider. **However, all charges for the Voya Joint LifePay Plus rider will continue to apply, even if one spouse becomes inactive, regardless of the reason. You should make sure you understand the impact of beneficiary and owner changes on the Voya Joint LifePay Plus rider prior to requesting any such changes.**

A divorce will terminate the ability of an ex-spouse to continue the Contract. **See "Divorce," below.**

Guaranteed Withdrawal Status. This status begins on the date of the first withdrawal, ONLY IF the quarterly contract anniversary following the youngest active spouse's 65th birthday has not yet passed. While the Voya LifePay Plus rider is in Guaranteed Withdrawal Status, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the Voya LifePay Plus Base dollar-for-dollar. This status will then continue until the earliest of:

- Quarterly contract anniversary following the youngest active spouse's 65th birthday, provided the contract owner does not decline the change to Lifetime Guaranteed Withdrawal Status;
- Reduction of the Voya Joint LifePay Plus Base to zero, at which time the rider will terminate;
- The annuity commencement date;
- Reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
- Reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal **(see "Automatic Periodic Benefit Status," below);**
- The surrender or annuitization of the Contract; or
- The death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the Contract.

Please note that withdrawals while the Voya LifePay Plus rider is in Guaranteed Withdrawal Status are not guaranteed for the lifetime of the annuitant.

Lifetime Guaranteed Withdrawal Status. This status begins on the date of the first withdrawal, provided the quarterly contract anniversary following the youngest active spouse's 65th birthday has passed. If the first withdrawal is taken prior to this date, then the Lifetime Guaranteed Withdrawal Status will automatically begin on the quarterly contract anniversary following the youngest active spouse's 65th birthday. This status continues until the earliest of:

- The annuity commencement date;
- Reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
- Reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal **(see "Lifetime Automatic Periodic Benefit Status," below)**;
- The surrender of the Contract; or
- The death of the owner (first owner, in the case of joint owners, or the annuitant, in the case of a custodial IRA), unless your active spouse beneficiary elects to continue the Contract.

You will receive prior notice, of not less than 30 days, if you are in the Guaranteed Withdrawal Status and become eligible for the Lifetime Guaranteed Withdrawal Status. This notice will explain the change, its impact to you and your options. You may decline this change. Automatic reset into the Lifetime Guaranteed Withdrawal Status could result in a lower Maximum Annual Withdrawal. However, this action will also apply to all future resets (see below) and cannot be reversed. As described below, certain features of the Voya Joint LifePay Plus rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

How the Voya Joint LifePay Plus Rider Works. The Voya Joint LifePay Plus rider has two phases. The first phase, called the Growth Phase, begins on the effective date of the Voya Joint LifePay Plus rider and ends as of the business day before the first withdrawal is taken (or when the annuity commencement date is reached). The second phase is called the Withdrawal Phase. This phase begins as of the date you take the first withdrawal of any kind under the Contract (other than advisory fees, as described below), or the annuity commencement date, whichever occurs first.

Benefits paid under the Voya Joint LifePay Plus rider require the calculation of the Maximum Annual Withdrawal. The Voya Joint LifePay Plus Base (referred to as the "MGWB Base" in the Contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

- If you purchased the Voya Joint LifePay Plus rider on the contract date, the initial Voya Joint LifePay Plus Base is equal to the initial premium; or
- If you purchased the Voya Joint LifePay Plus rider after the contract date, the initial Voya Joint LifePay Plus Base is equal to the contract value on the effective date of the Voya Joint LifePay Plus rider.

During the Growth Phase, the initial Voya Joint LifePay Plus Base is increased dollar-for-dollar by any premiums received ("eligible premiums"). In addition, on each quarterly contract anniversary, the Voya Joint LifePay Plus Base is recalculated as the greater of:

- The current Voya Joint LifePay Plus Base; and
- The current contract value. This is referred to as a quarterly "ratchet."

Also, on each of the first ten contract anniversaries, the Voya Joint LifePay Plus Base is recalculated as the greatest of:

- The current Voya Joint LifePay Plus Base; or
- The current contract value; and
- The Voya Joint LifePay Plus Base on the previous contract anniversary, increased by 7%, plus any eligible premiums and minus any third-party investment advisory fees paid from your Contract during the year. This is referred to as an annual "step-up."

Please note that if this rider is added after the contract date, then the first opportunity for a step-up will be on the first contract anniversary following a complete contract year after the rider date.

The Voya Joint LifePay Plus Base has no additional impact on the calculation of annuity payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the Voya Joint LifePay Plus Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal under the benefit reset feature of the Voya Joint LifePay Plus rider **(see "Voya Joint LifePay Plus Reset," below).** We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals the Maximum Annual Withdrawal percentage multiplied by the greater of the contract value and the Voya Joint LifePay Plus Base, as of the last day of the Growth Phase. The first withdrawal after the effective date of the Voya Joint LifePay Plus rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, immediately after calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal percentage, which varies by age of the youngest active spouse on the date the Withdrawal Phase begins, is as follows:

Youngest Active Spouse's Age	Maximum Annual Withdrawal Percentage
0 to 75*	5%*
76 to 80	6%
81+	7%

_____

* If the Withdrawal Phase begins before the quarterly contract anniversary on or after the younger spouse reaches age 65, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the Voya Joint LifePay Plus Base dollar-for-dollar, under what we refer to as the "Standard Withdrawal Benefit." Then, on the quarterly contract anniversary on or after the younger spouse reaches age 65, the Voya Joint LifePay Plus Base will automatically be reset to the current contract value, if greater, and the Maximum Annual Withdrawal will be recalculated.

Once determined the Maximum Annual Withdrawal percentage never changes for the Contract. This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at that time, the lower the Maximum Annual Withdrawal percentage.

If the Contract's annuity commencement date is reached while you are in the Voya LifePay Plus rider's Lifetime Guaranteed Withdrawal Status, then you may elect a life only annuity option, in lieu of the Contract's other annuity options, under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal, provided that, if both spouses are active, payments under the life only annuity option will be calculated using the joint life expectancy table for both spouses. If only one spouse is active, payments will be calculated using the single life expectancy table for the active spouse.

Withdrawals in a contract year that do not exceed the Maximum Withdrawal Amount do not reduce the Maximum Withdrawal Amount. However, if withdrawals in any contract year exceed the Maximum Annual Withdrawal (an "excess withdrawal"), the Voya Joint LifePay Plus Base and the Maximum Annual Withdrawal will be reduced proportionally. This means that both the Voya Joint LifePay Plus Base and the Maximum Annual Withdrawal will be reduced by the same proportion as the excess withdrawal is of the contract value determined after the deduction the amount withdrawn up to the Maximum Annual Withdrawal but before deduction of the excess withdrawal.

When a withdrawal is made, the total withdrawals taken in a contract year are compared with the current Maximum Annual Withdrawal. To the extent that the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, any applicable Market Value Adjustment or surrender charges will not be considered. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, surrender charges and/or Market Value Adjustment are considered to be part of the withdrawal, and will be included in the proportional adjustment to the Maximum Annual Withdrawal. **See Illustrations 1 and 2 at the end of this appendix for examples of this concept.**

Required Minimum Distributions. Withdrawals taken from the Contract to satisfy the Required Minimum Distribution rules of the Tax Code are considered withdrawals for purposes of the Voya Joint LifePay Plus rider, and will begin the Withdrawal Phase if the Withdrawal Phase has not already started. Any such withdrawal which exceeds the Maximum Annual Withdrawal for a specific contract year will not be deemed excess withdrawals in that contract year for purposes of the Voya Joint LifePay Plus rider, subject to the following:

- If the contract owner's Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to the Contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal;
- You may withdraw the Additional Withdrawal Amount from this Contract without it being deemed an excess withdrawal;
- Any withdrawals taken in a contract year will count first against the Maximum Annual Withdrawal for that contract year;
- Once the Maximum Annual Withdrawal for the then current contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current contract year;
- Withdrawals that exceed all available Additional Withdrawal Amounts are excess withdrawals and will reduce the Maximum Annual Withdrawal proportionally, as described above;
- The Additional Withdrawal Amount is reset to zero at the end of the second calendar year from which it was originally calculated; and
- If the Contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be equal to the amount in excess of the Maximum Annual Withdrawal Amount necessary to satisfy the Required Minimum Distribution for that year (if any).

See Illustration 3 below.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the Contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the Voya Joint LifePay Plus Base on a dollar-for-dollar basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Automatic Periodic Benefit Status. If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Guaranteed Withdrawal Status, the rider will enter Automatic Periodic Benefit Status and you are entitled to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal, until the remaining Voya Joint LifePay Plus Base is exhausted.

When the rider enters Automatic Periodic Benefit Status:
- The Contract will provide no further benefits other than as provided under the Voya Joint LifePay Plus rider;
- No further premium payments will be accepted; and
- Any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will continue until the Voya Joint LifePay Plus Base is reduced to zero, at which time the rider will terminate without value.

The periodic payments will begin on the last day of the first full contract year following the date the rider enters Automatic Periodic Benefit Status and will continue to be paid annually thereafter. If, at the time the rider enters Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

Lifetime Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the Contract and the Voya Joint LifePay Plus rider will terminate due to the proportional reduction described in **"Determination of the Maximum Annual Withdrawal,"** above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the Voya Joint LifePay Plus rider is in Lifetime Guaranteed Withdrawal Status, the Voya Joint LifePay Plus rider will enter Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the Voya Joint LifePay Plus rider you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status:
- The Contract will provide no further benefits (including death benefits) other than as provided under the Voya Joint LifePay Plus rider;
- No further premium payments will be accepted; and
- Any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. The time period for which we will make these payments will depend upon whether one or two spouses are active under the Voya Joint LifePay Plus rider at the time this status begins. If both spouses are active under the Voya Joint LifePay Plus rider, these payments will cease upon the death of the second spouse, at which time both the Voya Joint LifePay Plus rider and the Contract will terminate without further value. If only one spouse is active under the Voya Joint LifePay Plus rider, the payments will cease upon the death of the active spouse, at which time both the Voya Joint LifePay Plus rider and the Contract will terminate without value.

If the Maximum Annual Withdrawal exceeds the net withdrawals taken in the contract year when the Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status (including the withdrawal that results in the contract value decreasing to zero), that difference will be paid immediately to the contract owner. The periodic payments will begin on the last day of the first full contract year following the date the Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the Contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your Contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the Voya Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

Voya Joint LifePay Plus Reset. Once the Lifetime Guaranteed Withdrawal Status begins and the Maximum Annual Withdrawal has been determined, on each quarterly contract anniversary we will increase (or "reset") the Voya Joint LifePay Plus Base to the current contract value, if the contract value is higher. The Maximum Annual Withdrawal will also be recalculated, and the remaining portion of the new Maximum Annual Withdrawal will be available for withdrawal immediately. This reset ONLY occurs when the rider is in Lifetime Guaranteed Withdrawal Status, and is automatic.

We reserve the right to change the charge for this rider with a reset. In this event, you will receive prior notice, of not less than 30 days, which explains the change, its impact to you and your options. You may decline this change (and the reset). However, this action will apply to all future resets and cannot be reversed.

Investment Option Restrictions. In order to mitigate the insurance risk inherent in our guarantee to provide you and your spouse with lifetime payments (subject to the terms and restrictions of the Voya Joint LifePay Plus rider), we require that your contract value be allocated in accordance with certain limitations. In general, to the extent that you choose not to invest in the Accepted Funds, we require that 20% of the amount not so invested be invested in the Fixed Allocation Funds. We will require this allocation regardless of your investment instructions to the Contract, as described below.

While the Voya Joint LifePay Plus rider is in effect, there are limits on the investment portfolios to which your contract value may be allocated. Contract value allocated to investment portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such contract value in the Fixed Allocation Funds. **See "Fixed Allocation Funds Automatic Rebalancing," below.**

Accepted Funds. The currently available Accepted Funds are listed in **APPENDIX M.** We may change these designations at any time upon 30 days' notice to you. If a change is made, the change will apply to contract value allocated to such funds after the date of the change.

Fixed Allocation Funds. The currently available Fixed Allocation Funds are listed in **APPENDIX M.** You may allocate your contract value to one or more Fixed Allocation Funds. We consider the Voya Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All investment portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than 20% of the total contract value allocated to the Fixed Allocation Funds and Other Funds on any Voya Joint LifePay Plus Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done proportionally among the Other Funds and will be the last transaction processed on that date. The Voya Joint LifePay Plus Rebalancing Dates occur on each contract anniversary and after the following transactions:
- Receipt of additional premiums;
- Transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
- Withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. **See "APPENDIX I –** *Examples of Fixed Allocation Funds Automatic Rebalancing.***"**

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in them. **See "APPENDIX I –** *Examples of Fixed Allocation Funds Automatic Rebalancing,* **Example I." By electing to purchase the Voya Joint LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the Voya Joint LifePay Plus rider if you do not wish to have your contract value reallocated in this manner.**

Divorce. Generally, in the event of a divorce, the spouse who retains ownership of the Contract will continue to be entitled to all rights and benefits of the Voya Joint LifePay Plus rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during Lifetime Guaranteed Withdrawal Status, the Voya Joint LifePay Plus rider continues, and terminates upon the death of the owner (first owner in the case of joint owners, or the annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the Voya Joint LifePay Plus rider cannot be continued by the new spouse. As the result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal will be considered a withdrawal for purposes of the Maximum Annual Withdrawal amount. In other words, if a withdrawal incident to a divorce exceeds the Maximum Annual Withdrawal amount, it will be considered an excess withdrawal. **See "Determination of the Maximum Annual Withdrawal," above.** As noted, in the event of a divorce there is no change to the Maximum Annual Withdrawal and we will continue to deduct charges for the Voya Joint LifePay Plus rider.

In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change to the periodic payments made. Payments will continue until both spouses are deceased.

Death of Owner. The death of the owner (or in the case of joint owners, the first owner, or for custodial IRAs, the annuitant) may cause the termination of the Voya Joint LifePay Plus rider and its charges, depending upon whether one or both spouses are in active status at the time of death, as described below:

- **If both spouses are in active status:** If the surviving spouse elects to continue the Contract and becomes the sole owner and annuitant, the Voya Joint LifePay Plus rider will remain in effect pursuant to its original terms and Voya Joint LifePay Plus coverage and charges will continue. As of the date the Contract is continued, the Joint LifePay Plus Base will be reset to the current contact value, if greater, and the Maximum Annual Withdrawal will recalculated as the Maximum Annual Withdrawal percentage multiplied by the new Joint LifePay Plus Base on the date the Contract is continued. However, under no circumstances will this recalculation result in a reduction to the Maximum Annual Withdrawal.

  If the surviving spouse elects not to continue the Contract, Voya Joint LifePay Plus rider coverage and charges will cease upon the earlier of payment of the death benefit or notice that an alternative distribution option has been chosen.

- **If the surviving spouse is in inactive status:** The Voya Joint LifePay Plus rider terminates and Voya Joint LifePay Plus coverage and charges cease upon the date of death of the last Active Spouse.

Change of Owner or Annuitant. Other than as a result of spousal continuation, you may not change the annuitant. The Voya Joint LifePay Plus rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:
- Spousal continuation by an active spouse, as described above;
- Change of owner from one custodian to another custodian for the benefit of the same individual;
- Change of owner from a custodian for the benefit of an individual to the same individual (in order to avoid the owner's spouse from being designated inactive, the owner's spouse must be named sole beneficiary under the Contract);
- Change of owner from an individual to a custodian for the benefit of the same individual;
- Collateral assignments;
- For nonqualified Contracts only, the addition of a joint owner, provided that the additional joint owner is the original owner's spouse and is active when added as joint owner;
- For nonqualified Contracts, removal of a joint owner, provided the removed joint owner is active and becomes the primary contract beneficiary; and
- Change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner if both were active spouses at the time of the change.

Surrender Charges. If you elect the Voya Joint LifePay Plus rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments under the Voya Joint LifePay Plus rider are not subject to surrender charges, nor will these amounts be subject to any other charges under the Contract.

Federal Tax Considerations. For more information about the tax treatment of amounts paid to you under the Voya Joint LifePay Plus rider, **see "FEDERAL TAX CONSIDERATIONS – Tax Consequences of Living Benefits and Enhanced Death Benefit."**

Voya LifePay Plus and Voya Joint LifePay Plus Partial Withdrawal Amount Examples. The following are examples of adjustments to the Maximum Annual Withdrawal amount for withdrawals in excess of the Maximum Annual Withdrawal:

Illustration 1: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal, including surrender and/or MVA charges.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $500 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $300 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $200 of surrender charges, and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, then there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $7,000 ($3,000 + $500 + $1,500 + $300 + $1,500 + $200). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal ($7,000 - $5,000 = $2,000), and the amount of the current gross withdrawal ($1,500 + 200 = $1,700).

If the contract value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 3.40% ($1,700 / $50,000) to $4,830 ((1 - 3.40%) * $5,000).

Illustration 2: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the contract value after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, is $49,500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 - 2.02%) * $5,000).

Illustration 3: A withdrawal exceeds the Maximum Annual Withdrawal amount but does not exceed the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. The Required Minimum Distribution for the current calendar year applicable to this Contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. Total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, however, the Maximum Annual Withdrawal is not adjusted until the Additional Withdrawal Amount is exhausted. The amount by which total net withdrawals taken exceed the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000), is the same as the Additional Withdrawal Amount, so no adjustment to the Maximum Annual Withdrawal is made. If total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, then an adjustment would be made to the Maximum Annual Withdrawal.

Illustration 4: The Reset Occurs.

Assume the Maximum Annual Withdrawal is $5,000 and the Maximum Annual Withdrawal percentage is 5%.

One year after the first withdrawal is taken, the contract value has increased to $120,000, and the Reset occurs. The Maximum Annual Withdrawal is now $6,000 ($120,000 * 5%).

One year after the Reset, the contract value has increased further to $130,000. The Reset occurs again, and the Maximum Annual Withdrawal is now $6,500 ($130,000 * 5%).

APPENDIX K

Voya LifePay and Voya Joint LifePay

(Available for Contracts issued through August 20, 2007, subject to state approval.)

Voya LifePay Minimum Guaranteed Withdrawal Benefit ("Voya LifePay") Rider. The Voya LifePay rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of the annuitant, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

Purchase. In order to elect the Voya LifePay rider, the annuitant must be the owner or one of the owners, unless the owner is a non-natural owner. Joint annuitants are not allowed. The minimum issue age is 50 and the maximum issue age is 80. The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the contract anniversary on which the rider is effective. But some broker/dealers may limit the availability of the rider to younger ages. The Voya LifePay rider is available for Contracts issued **on and after November 1, 2004,** (subject to availability) that do not already have a living benefit rider. The Voya LifePay rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in **"Investment Option Restrictions,"** below. The Company in its discretion may allow the rider to be elected during the 30-day period preceding a contract anniversary. Such election must be received in good order, including compliance with the investment restrictions described below. The rider will be effective as of that contract anniversary.

Rider Date. The rider date is the date the Voya LifePay rider becomes effective. If you purchase the Voya LifePay rider when the Contract is issued, the rider date is also the contract date.

Charge. The charge for the Voya LifePay rider, a living benefit, is deducted quarterly and is a percentage of contract value:

Maximum Annual Charge	Current Annual Charge
1.20%	0.50%

We deduct the quarterly charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the charges will still be deducted on quarterly contract anniversaries, but the first charge will be assessed proportionally based on what is owed at the time the rider is added through the contract quarter end. Similarly, the charge is assessed proportionally based on what is owed at the time the rider is terminated. Charges are deducted during the period starting on the rider date and up to your rider's Lifetime' Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The charge may be subject to change if you elect the reset option after your first five contract years, but subject to the maximum annual charge.

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. **For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see APPENDIX C.** We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

No Cancellation. Once you purchase the Voya LifePay rider, you may not cancel it unless you cancel the Contract during the Contract's free look period, surrender, annuitize or otherwise terminate the Contract. These events automatically cancel the Voya LifePay rider.

Termination. The Voya LifePay rider is a "living benefit" which means the guaranteed benefits offered are intended to be available to you while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you:
- Annuitize, surrender or otherwise terminate your Contract during the accumulation phase; or
- Die during the accumulation phase (first owner to die if there are multiple contract owners, or death of annuitant if the contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract.

The Voya LifePay rider will also terminate if there is a change in contract ownership (other than a spousal beneficiary continuation on your death). Other circumstances that may cause the Voya LifePay rider to terminate automatically are discussed below.

Lifetime Guaranteed Withdrawal Status. This status begins on the date the rider is issued (the "effective date of the rider") and continues until the earliest of:
- The annuity commencement date;
- Reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal **(see "Lifetime Automatic Periodic Benefit Status," below);**
- Reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;
- The surrender or annuitization of the Contract; or
- The death of the owner, or first owner, in the case of joint owners, unless your spouse beneficiary elects to continue the Contract.

As described below, certain features of the Voya LifePay rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

How the Voya LifePay Rider Works. The Voya LifePay Withdrawal Benefit rider has two phases. The first phase, called the Growth Phase, begins on the effective date of the rider and ends as of the business day before the first withdrawal is taken (or when the annuity commencement date is reached). The second phase is called the Withdrawal Phase. This phase begins as of the date of the first withdrawal or the annuity commencement date, whichever occurs first.

Benefits paid under the Voya LifePay rider require the calculation of the Maximum Annual Withdrawal. The Voya LifePay Base (referred to as the "MGWB Base" in the Contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:
- If you purchased the Voya LifePay rider on the contract date, the initial Voya LifePay Base is equal to the initial premium; or
- If you purchased the Voya LifePay rider after the contract date, the initial Voya LifePay Base is equal to the contract value on the effective date of the rider.

The initial Voya LifePay Base is increased dollar-for-dollar by any premiums received during the Growth Phase ("eligible premiums"). The Voya LifePay Base is also increased to equal the contract value if the contract value is greater than the current Voya LifePay Base, on each Contract quarterly anniversary after the effective date of the rider and during the Growth Phase. The Voya LifePay Base has no additional impact on the calculation of annuity payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the Voya LifePay Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal if you choose to reset the Voya LifePay rider **(see "Voya LifePay Reset Option," below).** We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals a percentage of the greater of: (1) the contract value; and (2) the Voya LifePay Base as of the last day of the Growth Phase. The first withdrawal after the effective date of the rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, after calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal percentage, which varies by age of the annuitant on the date the Withdrawal Phase begins, is as follows:

Annuitant Age	Maximum Annual Withdrawal Percentage
50 to 59	4%
60 to 75	5%
76 to 80	6%
81+	7%

Once determined, the Maximum Annual Withdrawal percentage never changes for the Contract, except as provided for under spousal continuation. **See "Continuation After Death – Spouse," below.** This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at that time, the lower the Maximum Annual Withdrawal percentage.

If the rider is in the Growth Phase, and the annuity commencement date is reached, the rider will enter the Withdrawal Phase and will be annuitized. In lieu of the annuity options under the Contract, you may elect a life only annuity option under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal.

If withdrawals in any contract year exceed the Maximum Annual Withdrawal, the Maximum Annual Withdrawal will be reduced proportionally. This means that the Maximum Annual Withdrawal will be reduced by the same proportion as the withdrawal in excess of the Maximum Annual Withdrawal (the "excess withdrawal") is of the contract value determined:
- Before the withdrawal, for the excess withdrawal; and
- After the withdrawal, for the amount withdrawn up to the Maximum Annual Withdrawal (without regard to the excess withdrawal).

When a withdrawal is made, the total withdrawals taken in a contract year are compared with the current Maximum Annual Withdrawal. To the extent that the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, any applicable Market Value Adjustment or surrender charges will not be applied to the withdrawal. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, any surrender charges and/or Market Value Adjustment are considered to be part of the withdrawal. **See Illustrations 1 and 2 below for examples of this concept.**

Required Minimum Distributions. Withdrawals taken from the Contract to satisfy the Required Minimum Distribution rules of the Tax Code that exceed the Maximum Annual Withdrawal for a specific contract year, will not be deemed excess withdrawals in that contract year for purposes of the Voya LifePay rider, subject to the following rules:
- If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal;
- You may withdraw the Additional Withdrawal Amount from this Contract without it being deemed an excess withdrawal;
- Any withdrawals taken in a contract year will count first against the Maximum Annual Withdrawal for that contract year;
- Once the Maximum Annual Withdrawal for the then current contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal will count against and reduce any Additional Withdrawal Amount;
- Withdrawals that exceed the Additional Withdrawal Amount are excess withdrawals and will reduce the Maximum Annual Withdrawal proportionally, as described above;
- The Additional Withdrawal Amount is reset to zero at the end of each calendar year, and remains at zero until it is reset in January of the following calendar year, even if, pursuant to the Tax Code, the contract owner may take a Required Minimum Distribution for that calendar year after the end of the calendar year; and
- If the Contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be equal to the amount in excess of the Maximum Annual Withdrawal necessary to satisfy the Required Minimum Distribution for that year (if any).

See Illustration 3 below.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the Contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the Voya LifePay Base proportionally, and during the Withdrawal Phase these withdrawals are treated as any other withdrawal.

Lifetime Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the Contract and the rider will terminate due to the proportional reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Lifetime Guaranteed Withdrawal Status, the rider will enter Lifetime Automatic Periodic Benefit Status and you are entitled to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the rider enters Lifetime Automatic Periodic Benefit Status:

- The Contract will provide no further benefits other than as provided under the Voya LifePay rider;
- No further premium payments will be accepted; and
- Any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the Contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

The periodic payments will begin on the last day of the first full contract year following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

Voya LifePay Reset Option. Beginning one year after the Withdrawal Phase begins, you may choose to reset the Maximum Annual Withdrawal, if the Maximum Annual Withdrawal Percentage of the contract value would be greater than your current Maximum Annual Withdrawal. You must elect to reset by a request in a form satisfactory to us. On the date the request is received (the "Reset Effective Date"), the Maximum Annual Withdrawal will increase to be equal to the Maximum Annual Withdrawal Percentage of the contract value on the Reset Effective Date. The reset option is only available when the rider is in Lifetime Guaranteed Withdrawal Status.

After exercising the reset option, you must wait one year before electing to reset again. We will not accept a request to reset if the new Maximum Annual Withdrawal on the date the request is received would be less than your current Maximum Annual Withdrawal.

If the reset option is exercised, the charge for the Voya LifePay rider will be equal to the charge then in effect for a newly purchased rider but will not exceed the maximum annual charge of 1.20%. However, we guarantee that the rider charge will not increase for resets exercised within the first five contract years. **See Illustration 4 below.**

Investment Option Restrictions. While the Voya LifePay rider is in effect, there are limits on the investment portfolios to which your contract value may be allocated. Contract value allocated to investment portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such contract value in the Fixed Allocation Funds. **See "Fixed Allocation Funds Automatic Rebalancing," below.**

Accepted Funds. The currently available Accepted Funds are listed in **APPENDIX N**. We may change these designations at any time upon 30 days' notice to you. If a change is made, the change will apply to contract value allocated to such funds after the date of the change.

Fixed Allocation Funds. The currently available Fixed Allocation Funds are listed in **APPENDIX N**. You may allocate your contract value to one or more Fixed Allocation Funds. We consider the Voya Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

If the rider is not continued under the spousal continuation right when available, the Fixed Allocation Fund will be reclassified as a Special Fund as of the contract continuation date if it would otherwise be designated as a Special Fund for purposes of the Contract's death benefits. For purposes of calculating any applicable death benefit guaranteed under the Contract, any allocation of contract value to the Fixed Allocation Funds will be considered a Covered Fund allocation while the rider is in effect.

Other Funds. All investment portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than 20% of the total contract value allocated to the Fixed Allocation Funds and Other Funds on any Voya LifePay Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done proportionally among the Other Funds and will be the last transaction processed on that date. The Voya LifePay Rebalancing Dates occur on each contract anniversary and after the following transactions:

- Receipt of additional premiums;
- Transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
- Withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. **See "APPENDIX I – *Examples of Fixed Allocation Funds Automatic Rebalancing."***

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in them. **See "APPENDIX I – *Examples of Fixed Allocation Funds Automatic Rebalancing,* Example I." By electing to purchase the Voya LifePay rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the Voya LifePay rider if you do not wish to have your contract value reallocated in this manner.**

Death of Owner or Annuitant. The Voya LifePay rider and charges terminate on the earlier of:
- If the rider is in Lifetime Guaranteed Withdrawal status, the date of receipt of due proof of death ("claim date") of the owner (or in the case of joint owners, the first owner) or the annuitant if there is a non-natural owner; or
- The date the rider enters Lifetime Automatic Periodic Benefit status.

Continuation After Death – Spouse. If the surviving spouse of the deceased owner continues the Contract (**see "Death Benefit Choices – Continuation After Death – Spouse"**), the rider will also continue, provided the following conditions are met:
- The spouse is at least 50 years old on the date the Contract is continued; and
- The spouse becomes the annuitant and sole owner.

If the rider is in the Growth Phase at the time of spousal continuation:
- The rider will continue in the Growth Phase;
- On the date the rider is continued, the Voya LifePay Base will be reset to equal the greater of the Voya LifePay Base and the then current contract value;
- The Voya LifePay charges will restart and be the same as were in effect prior to the claim date; and
- The Maximum Annual Withdrawal percentage will be determined as of the date of the first withdrawal, whenever it occurs, and will be based on the spouse's age on that date.

If the rider is in the Withdrawal Phase at the time of spousal continuation:
- The rider will continue in the Withdrawal Phase;
- On the contract anniversary following the date the rider is continued:
  > If the surviving spouse was not the annuitant before the owner's death, the Maximum Annual Withdrawal is recalculated by multiplying the contract value on that contract anniversary by the Maximum Annual Withdrawal percentage based on the surviving spouse's age on that contract anniversary, and the Maximum Annual Withdrawal is considered to be zero from the claim date to that contract anniversary. Withdrawals are permitted pursuant to the other provisions of the Contract. Withdrawals causing the contract value to fall to zero will terminate the Contract and the rider; or
  > If the surviving spouse was the annuitant before the owner's death, the Maximum Annual Withdrawal is recalculated as the greater of the Maximum Annual Withdrawal on the claim date (adjusted for excess withdrawals thereafter) and the Maximum Annual Withdrawal resulting from multiplying the contract value on that contract anniversary by the Maximum Annual Withdrawal percentage. The Maximum Annual Withdrawal does not go to zero on the claim date and withdrawals may continue under the rider provisions; and
- The rider charges will restart on the contract anniversary following the date the rider is continued and will be the same as were in effect prior to the claim date.

Effect of Voya LifePay Rider on Death Benefit. If you die before Lifetime Automatic Periodic Benefit Status begins under the Voya LifePay rider, the death benefit is payable, but the rider terminates. However, if the beneficiary is the owner's spouse, and the spouse elects to continue the Contract, the death benefit is not payable until the spouse's death. **Thus, you should not purchase this rider with multiple owners, unless the owners are spouses. See "Death of Owner or Annuitant" and "Continuation After Death – Spouse" above for further information.**

While in Lifetime Automatic Periodic Benefit Status, if the owner who is not the annuitant dies, we will continue to pay the periodic payments that the owner was receiving under the Voya LifePay rider to the annuitant. While in Lifetime Automatic Periodic Benefit Status, if an owner who is also the annuitant dies, the periodic payments will stop. No other death benefit is payable.

Change of Owner or Annuitant. Other than as provided above under **"Continuation After Death – Spouse,"** you may not change the annuitant. The rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:
- Spousal continuation as described above;
- Change of owner from one custodian to another custodian;
- Change of owner from a custodian for the benefit of an individual to the same individual;
- Change of owner from an individual to a custodian for the benefit of the same individual;
- Collateral assignments;
- Change in trust as owner where the individual owner and the grantor of the trust are the same individual;
- Change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual; and
- Change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual.

Surrender Charges. If you elect the Voya LifePay rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments under the Voya LifePay rider are not subject to surrender charges.

Loans. The portion of any contract value used to pay off an outstanding loan balance will reduce the Voya LifePay Base or Maximum Annual Withdrawal as applicable. We do not recommend the Voya LifePay rider if loans are contemplated.

Taxation. For more information about the tax treatment of amounts paid to you under the Voya LifePay Rider, **see "FEDERAL TAX CONSIDERATIONS – Tax Consequences of Living Benefits and Enhanced Death Benefits."**

Voya Joint LifePay Minimum Guaranteed Withdrawal Benefit ("Voya Joint LifePay") Rider. The Voya Joint LifePay rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of both you and your spouse, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are married and are concerned that you and your spouse may outlive your income.

Purchase. The Voya Joint LifePay rider is only available for purchase by individuals who are married at the time of purchase and eligible to elect spousal continuation (as defined by the Tax Code) when the death benefit becomes payable. We refer to these individuals as spouses. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the Voya Joint LifePay rider**. See "Ownership, Annuitant, and Beneficiary Requirements," below.**

The minimum issue age is 55 and the maximum issue age is 80. Both spouses must meet these issue age requirements on the contract anniversary on which the Voya Joint LifePay rider is effective. Some broker/dealers may limit the maximum issue age to ages younger than age 80, but in no event lower than age 55. We reserve the right to change the minimum or maximum issue ages on a nondiscriminatory basis. The Voya Joint LifePay rider is available for Contracts issued **on and after November 1, 2004,** (subject to availability) that do not already have a living benefit rider. **The Voya Joint LifePay rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below.** For Contracts with the Voya LifePay rider, you may elect the Voya Joint LifePay rider in place of the Voya LifePay rider for a limited time. For more information, please contact Customer Service. The Company in its discretion may allow the Voya Joint LifePay rider to be elected during the 30-day period preceding a contract anniversary. Such election must be received in good order, including owner, annuitant, and beneficiary designations and compliance with the investment restrictions described below. The Voya Joint LifePay rider will be effective as of that contract anniversary.

Ownership, Annuitant, and Beneficiary Designation Requirements. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the Voya Joint LifePay rider. These designations depend upon whether the Contract is issued as a nonqualified Contract, an IRA or a custodial IRA. In all cases, the ownership, annuitant, and beneficiary designations must allow for the surviving spouse to continue the Contract when the death benefit becomes payable, as provided by the Tax Code. Non-natural, custodial owners are only allowed with IRAs ("custodial IRAs"). Joint annuitants are not allowed. The necessary ownership, annuitant, and/or beneficiary designations are described below. Applications that do not meet the requirements below will be rejected. We reserve the right to verify the date of birth and social security number of both spouses.

Nonqualified Contracts. For a jointly owned Contract, the owners must be spouses, and the annuitant must be one of the owners. For a Contract with only one owner, the owner's spouse must be the sole primary beneficiary and the annuitant must be one of the spouses.

IRAs. There may only be one owner, who must also be the annuitant. The owner's spouse must be the sole primary beneficiary.

Custodial IRAs. While we do not maintain individual owner and beneficiary designations for IRAs held by an outside custodian, the ownership and beneficiary designations with the custodian must comply with the requirements listed in "IRAs," above. The annuitant must be the same as the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and the owner's spouse.

Rider Date. The Voya Joint LifePay rider date is the date the Voya Joint LifePay rider becomes effective. If you purchase the Voya Joint LifePay rider when the Contract is issued, the Voya Joint LifePay rider date is also the contract date.

Charge. The charge for the Voya Joint LifePay rider, a living benefit, is deducted quarterly, and is a percentage of contract value:

Maximum Annual Charge	Current Annual Charge
1.50%	0.75%

We deduct the quarterly charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the charges will still be deducted on quarterly contract anniversaries, but the first charge will be assessed proportionally based on what is owed at the time the rider is added through the contract quarter end. Similarly, the charge is assessed proportionally when the rider is terminated. Charges are deducted during the period starting on the rider date and up to your rider's Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The charge may be subject to change if you elect the reset option after your first five contract years, but subject to the maximum annual charge.

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. **For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see APPENDIX C.** We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

No Cancellation. Once you purchase the Voya Joint LifePay rider, you may not cancel it unless you cancel the Contract during the Contract's free look period (or otherwise cancel the Contract pursuant to its terms), surrender or annuitize in lieu of payments under the Voya Joint LifePay rider. These events automatically cancel the Voya Joint LifePay rider.

Termination. The Voya Joint LifePay rider is a "living benefit" which means the guaranteed benefits offered are intended to be available to you and your spouse while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you:
- Terminate your Contract pursuant to its terms during the accumulation phase, surrender, or begin receiving annuity payments in lieu of payments under the Voya Joint LifePay rider;
- Die during the accumulation phase (first owner to die in the case of joint owners, or death of annuitant if the Contract is a custodial IRA), unless your spouse elects to continue the Contract (and your spouse is active for purposes of the Voya Joint LifePay rider); or
- Change the owner of the Contract (other than a spousal continuation by an active spouse).

See "Change of Owner or Annuitant," below. Other circumstances that may cause the Voya Joint LifePay rider to terminate automatically are discussed below.

Active Status. Once the Voya Joint LifePay rider has been issued, a spouse must remain in "active" status in order to exercise rights and receive the benefits of the Voya Joint LifePay rider after the first spouse's death by electing spousal continuation. In general, changes to the ownership, annuitant, and/or beneficiary designation requirements noted above will result in one spouse being designated as "inactive." Inactive spouses are not eligible to continue the benefits of the Voya Joint LifePay rider after the death of the other spouse. Once designated "inactive," a spouse may not regain active status under the Voya Joint LifePay rider. Specific situations that will result in a spouse's designation as "inactive" include the following:

- For nonqualified Contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the Contract), or the change of one joint owner to a person other than an active spouse;
- For nonqualified Contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an active spouse or any change of beneficiary (including the addition of primary beneficiaries); and
- In the event of the death of one spouse (in which case the deceased spouse becomes inactive).

An owner may also request that one spouse be treated as inactive. In the case of joint-owned Contracts, both contract owners must agree to such a request. An inactive spouse is not eligible to exercise any rights or receive any benefits under the Voya Joint LifePay rider. **However, all charges for the Voya Joint LifePay rider will continue to apply, even if one spouse becomes inactive, regardless of the reason. You should make sure you understand the impact of beneficiary and owner changes on the Voya Joint LifePay rider prior to requesting any such changes.**

A divorce will terminate the ability of an ex-spouse to continue the Contract**. See "Divorce," below.**

Lifetime Guaranteed Withdrawal Status. This status begins on the date the Voya Joint LifePay rider is issued (the "effective date of the Voya Joint LifePay rider") and continues until the earliest of:

- The annuity commencement date;
- Reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
- Reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal **(see "Lifetime Automatic Periodic Benefit Status," below)**;
- The surrender of the Contract; or
- The death of the owner (first owner, in the case of joint owners, or the annuitant, in the case of a custodial IRA), unless your active spouse beneficiary elects to continue the Contract.

As described below, certain features of the Voya Joint LifePay rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

How the Voya Joint LifePay Rider Works. The Voya Joint LifePay rider has two phases. The first phase, called the Growth Phase, begins on the effective date of the Voya Joint LifePay rider and ends as of the business day before the first withdrawal is taken (or when the annuity commencement date is reached). The second phase is called the Withdrawal Phase. This phase begins as of the date you take the first withdrawal of any kind under the Contract (other than investment advisory fees, as described below), or the annuity commencement date, whichever occurs first. During the accumulation phase of the Contract, the Voya Joint LifePay rider may be in either the Growth Phase or the Withdrawal Phase. During the income phase of the Contract, the Voya Joint LifePay rider may only be in the Withdrawal Phase. The Voya Joint LifePay rider is initially in Lifetime Guaranteed Withdrawal Status. While in this status you may terminate the Voya Joint LifePay rider by electing to enter the income phase and begin receiving annuity payments. However, if you have not elected to begin receiving annuity payments, and the Voya Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status because the contract value has been reduced to zero, the Voya Joint LifePay rider and Contract terminate (other than those provisions regarding the payment of the Maximum Annual Withdrawal, as described below) and you can no longer elect to receive annuity payments.

Benefits paid under the Voya Joint LifePay rider require the calculation of the Maximum Annual Withdrawal. The Voya Joint LifePay Base (referred to as the "MGWB Base" in the Contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

- If you purchased the Voya Joint LifePay rider on the contract date, the initial Voya Joint LifePay Base is equal to the initial premium; or
- If you purchased the Voya Joint LifePay rider after the contract date, the initial Voya Joint LifePay Base is equal to the contract value on the effective date of the Voya Joint LifePay rider.

The initial Voya Joint LifePay Base is increased dollar-for-dollar by any premiums received during the Growth Phase ("eligible premiums"). The Voya Joint LifePay Base is also increased to equal the contract value if the contract value is greater than the current Voya Joint LifePay Base, valued on each quarterly contract anniversary after the effective date of the Voya Joint LifePay rider during the Growth Phase. The Voya Joint LifePay Base has no additional impact on the calculation of annuity payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the Voya Joint LifePay Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal if you choose to reset the Voya Joint LifePay rider **(see "Voya Joint LifePay Reset Option," below).** We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals the Maximum Annual Withdrawal percentage multiplied by the greater of the contract value and the Voya Joint LifePay Base, as of the last day of the Growth Phase. The first withdrawal after the effective date of the Voya Joint LifePay rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, immediately after calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal percentage, which varies by age of the youngest active spouse on the date the Withdrawal Phase begins, is as follows:

Annuitant Age	Maximum Annual Withdrawal Percentage
55 to 64	4%
65 to 75	5%
76 to 80	6%
81+	7%

Once determined the Maximum Annual Withdrawal percentage never changes for the Contract. This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at that time, the lower the Maximum Annual Withdrawal percentage.

If the Voya Joint LifePay rider is in the Growth Phase, and the annuity commencement date is reached, the Voya Joint LifePay rider will enter the Withdrawal Phase and annuity payments will begin. In lieu of the annuity options under the Contract, you may elect a life only annuity option under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal, provided that, if both spouses are active, payments under the life only annuity option will be calculated using the joint life expectancy table for both spouses. If only one spouse is active, payments will be calculated using the single life expectancy table for the active spouse.

Withdrawals in a contract year that do not exceed the Maximum Withdrawal Amount do not reduce the Maximum Withdrawal Amount. However, if withdrawals in any contract year exceed the Maximum Annual Withdrawal (an "excess withdrawal"), the Maximum Annual Withdrawal will be reduced proportionally. This means that the Maximum Annual Withdrawal will be reduced by the same proportion as the excess withdrawal is of the contract value determined after the deduction the amount withdrawn up to the Maximum Annual Withdrawal but before deduction of the excess withdrawal.

When a withdrawal is made, the total withdrawals taken in a contract year are compared with the current Maximum Annual Withdrawal. To the extent that the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, any applicable Market Value Adjustment or surrender charges will not be considered. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, surrender charges and/or Market Value Adjustment are considered to be part of the withdrawal, and will be included in the proportional adjustment to the Maximum Annual Withdrawal. **See Illustrations 1 and 2 below for examples of this concept.**

Required Minimum Distributions. Withdrawals taken from the Contract to satisfy the Required Minimum Distribution rules of the Tax Code are considered withdrawals for purposes of the Voya Joint LifePay rider, and will begin the Withdrawal Phase if the Withdrawal Phase has not already started. Any such withdrawal which exceeds the Maximum Annual Withdrawal for a specific contract year, will not be deemed excess withdrawals in that contract year for purposes of the Voya Joint LifePay rider, subject to the following:

- If the contract owner's Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to the Contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal;
- You may withdraw the Additional Withdrawal Amount from this Contract without it being deemed an excess withdrawal;
- Any withdrawals taken in a contract year will count first against the Maximum Annual Withdrawal for that contract year;
- Once the Maximum Annual Withdrawal for the then current contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal will count against and reduce any Additional Withdrawal Amount;
- Withdrawals that exceed the Additional Withdrawal Amount are excess withdrawals and will reduce the Maximum Annual Withdrawal proportionally, as described above;
- The Additional Withdrawal Amount is reset to zero at the end of each calendar year, and remains at zero until it is reset in January of the following calendar year, even if, pursuant to the Tax Code, the contract owner may take a Required Minimum Distribution for that calendar year after the end of the calendar year; and
- If the Contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be equal to the amount in excess of the Maximum Annual Withdrawal Amount necessary to satisfy the Required Minimum Distribution for that year (if any).

See Illustration 3 below.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the Contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the Voya Joint LifePay Base proportionally, and during the Withdrawal Phase these withdrawals are treated as any other withdrawal.

Lifetime Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the Contract and the Voya Joint LifePay rider will terminate due to the proportional reduction described in **"Determination of the Maximum Annual Withdrawal,"** above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the Voya Joint LifePay rider is in Lifetime Guaranteed Withdrawal Status, the Voya Joint LifePay rider will enter Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the Voya Joint LifePay rider you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the Voya Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status:
- The Contract will provide no further benefits (including death benefits) other than as provided under the Voya Joint LifePay rider;
- No further premium payments will be accepted; and
- Any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. The time period for which we will make these payments will depend upon whether one or two spouses are active under the Voya Joint LifePay rider at the time this status begins. If both spouses are active under the Voya Joint LifePay rider, these payments will cease upon the death of the second spouse, at which time both the Voya Joint LifePay rider and the Contract will terminate without further value. If only one spouse is active under the Voya Joint LifePay rider, the payments will cease upon the death of the active spouse, at which time both the Voya Joint LifePay rider and the Contract will terminate without value.

If the Maximum Annual Withdrawal exceeds the net withdrawals taken in the contract year when the Voya Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status (including the withdrawal that results in the contract value decreasing to zero), that difference will be paid immediately to the contract owner. The periodic payments will begin on the last day of the first full contract year following the date the Voya Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the Contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your Contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the Voya Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

Voya Joint LifePay Reset Option. Beginning one year after the Withdrawal Phase begins, you may choose to reset the Maximum Annual Withdrawal, if the Maximum Annual Withdrawal percentage multiplied by the contract value would be greater than your current Maximum Annual Withdrawal. You must elect to reset by a request in a form satisfactory to us. On the date the request is received (the "Reset Effective Date"), the Maximum Annual Withdrawal will increase to be equal to the Maximum Annual Withdrawal percentage multiplied by the contract value on the Reset Effective Date. The reset option is only available when the Voya Joint LifePay rider is in Lifetime Guaranteed Withdrawal Status. We reserve the right to limit resets to the contract anniversary.

After exercising the reset option, you must wait one year before electing to reset again. We will not accept a request to reset if the new Maximum Annual Withdrawal on the date the request is received would be less than your current Maximum Annual Withdrawal.

If the reset option is exercised, the charge for the Voya Joint LifePay rider will be equal to the charge then in effect for a newly purchased rider but will not exceed the maximum annual charge of 1.50%. However, we guarantee that the Voya Joint LifePay rider charge will not increase for resets exercised within the first five contract years. **See Illustration 4 below.**

Investment Option Restrictions. In order to mitigate the insurance risk inherent in our guarantee to provide you and your spouse with lifetime payments (subject to the terms and restrictions of the Voya Joint LifePay rider), we require that your contract value be allocated in accordance with certain limitations. In general, to the extent that you choose not to invest in the Accepted Funds, we require that 20% of the amount not so invested be invested in the Fixed Allocation Funds. We will require this allocation regardless of your investment instructions to the Contract, as described below.

While the Voya Joint LifePay rider is in effect, there are limits on the investment portfolios to which your contract value may be allocated. Contract value allocated to investment portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such contract value in the Fixed Allocation Funds. **See "Fixed Allocation Funds Automatic Rebalancing," below.**

Accepted Funds. The currently available Accepted Funds are listed in **APPENDIX M.** We may change these designations at any time upon 30 days' notice to you. If a change is made, the change will apply to contract value allocated to such funds after the date of the change.

Fixed Allocation Funds. The currently available Fixed Allocation Funds are listed in **APPENDIX M.** You may allocate your contract value to one or more Fixed Allocation Funds. We consider the Voya Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All investment portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than 20% of the total contract value allocated to the Fixed Allocation Funds and Other Funds on any Voya Joint LifePay Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done proportionally among the Other Funds and will be the last transaction processed on that date. The Voya Joint LifePay Rebalancing Dates occur on each contract anniversary and after the following transactions:

- Receipt of additional premiums;
- Transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
- Withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. **See "APPENDIX I –** *Examples of Fixed Allocation Funds Automatic Rebalancing."*

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in them. **See "APPENDIX I –** *Examples of Fixed Allocation Funds Automatic Rebalancing***, Example I." By electing to purchase the Voya Joint LifePay rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the Voya Joint LifePay rider if you do not wish to have your contract value reallocated in this manner.**

Divorce. Generally, in the event of a divorce, the spouse who retains ownership of the Contract will continue to be entitled to all rights and benefits of the Voya Joint LifePay rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during Lifetime Guaranteed Withdrawal Status, the Voya Joint LifePay rider continues, and terminates upon the death of the owner (first owner in the case of joint owners, or the annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the Voya Joint LifePay rider cannot be continued by the new spouse. As the result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal will be considered a withdrawal for purposes of the Maximum Annual Withdrawal amount. In other words, if a withdrawal incident to a divorce exceeds the Maximum Annual Withdrawal amount, it will be considered an excess withdrawal. **See "Determination of the Maximum Annual Withdrawal," above.** As noted, in the event of a divorce there is no change to the Maximum Annual Withdrawal and we will continue to deduct charges for the Voya Joint LifePay rider.

In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change to the periodic payments made. Payments will continue until both spouses are deceased.

Death of Owner. The death of the owner (or in the case of joint owners, the first owner, or for custodial IRAs, the annuitant) during Lifetime Guaranteed Withdrawal Status may cause the termination of the Voya Joint LifePay rider and its charges, depending upon whether one or both spouses are in active status at the time of death, as described below.

- **If both spouses are in active status:** If the surviving spouse elects to continue the Contract and becomes the sole owner and annuitant, the Voya Joint LifePay rider will remain in effect pursuant to its original terms and Voya Joint LifePay coverage and charges will continue. As of the date the Contract is continued, the Maximum Annual Withdrawal will be set to the greater of the existing Maximum Annual Withdrawal or the Maximum Annual Withdrawal percentage multiplied by the contract value on the date the Contract is continued. Such a reset will not count as an exercise of the Voya Joint LifePay Reset Option, and rider charges will not increase.

  If the surviving spouse elects not to continue the Contract, Voya Joint LifePay rider coverage and charges will cease upon the earlier of payment of the death benefit or notice that an alternative distribution option has been chosen.

- **If the surviving spouse is in inactive status:** The Voya Joint LifePay rider terminates and Voya Joint LifePay coverage and charges cease upon proof of death.

Change of Owner or Annuitant. Other than as a result of spousal continuation, you may not change the annuitant. The Voya Joint LifePay rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

- Spousal continuation by an active spouse, as described above;
- Change of owner from one custodian to another custodian for the benefit of the same individual;
- Change of owner from a custodian for the benefit of an individual to the same individual (in order to avoid the owner's spouse from being designated inactive, the owner's spouse must be named sole beneficiary under the Contract);
- Change of owner from an individual to a custodian for the benefit of the same individual;
- Collateral assignments;
- For nonqualified Contracts only, the addition of a joint owner, provided that the additional joint owner is the original owner's spouse and is active when added as joint owner;
- For nonqualified Contracts, removal of a joint owner, provided the removed joint owner is active and becomes the primary contract beneficiary; and
- Change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner if both were active spouses at the time of the change.

Surrender Charges. If you elect the Voya Joint LifePay rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments under the Voya Joint LifePay rider are not subject to surrender charges, nor will these amounts be subject to any other charges under the Contract.

Federal Tax Considerations. For more information about the tax treatment of amounts paid to you under the Voya Joint LifePay rider, **see "FEDERAL TAX CONSIDERATIONS – Tax Consequences of Living Benefits and Enhanced Death Benefits."**

Voya LifePay and Voya Joint LifePay Partial Withdrawal Amount Examples. The following are examples of adjustments to the Maximum Annual Withdrawal amount for withdrawals in excess of the Maximum Annual Withdrawal:

Illustration 1: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal, including surrender and/or MVA charges.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $500 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $300 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $200 of surrender charges, and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, then there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $7,000 ($3,000 + $500 + $1,500 + $300 + $1,500 + $200). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal ($7,000 - $5,000 = $2,000), and the amount of the current gross withdrawal ($1,500 + $200 = $1,700).

If the contract value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 3.40% ($1,700 / $50,000) to $4,830 ((1 - 3.40%) * $5,000).

Illustration 2: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the contract value after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, is $49,500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 - 2.02%) * $5,000).

Illustration 3: A withdrawal exceeds the Maximum Annual Withdrawal amount but does not exceed the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. The RMD for the current calendar year applicable to this Contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. and/or MVA charges. Total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, however, the Maximum Annual Withdrawal is not adjusted until the Additional Withdrawal Amount is exhausted. The amount by which total net withdrawals taken exceed the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000), is the same as the Additional Withdrawal Amount, so no adjustment to the Maximum Annual Withdrawal is made. If total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, then an adjustment would be made to the Maximum Annual Withdrawal.

Illustration 4: The Reset Option is utilized.

Assume the Maximum Annual Withdrawal is $5,000 and the Maximum Annual Withdrawal percentage is 5%.

One year after the first withdrawal is taken, the contract value has increased to $120,000, and the Reset Option is utilized. The Maximum Annual Withdrawal is now $6,000 ($120,000 * 5%).

One year after the Reset Option was first utilized, the contract value has increased further to $130,000. The Reset Option is utilized again, and the Maximum Annual Withdrawal is now $6,500 ($130,000 * 5%).

Minimum Guaranteed Withdrawal Benefit

(Applicable to Contracts Issued in States Where Voya LifePay is not Available.)

Minimum Guaranteed Withdrawal Benefit Rider ("MGWB"). The MGWB rider, marketed under the name, Voya PrincipalGuard Withdrawal Benefit, is an optional benefit which guarantees that if your contract value is reduced to zero, you will receive periodic payments. The amount of the periodic payments is based on the amount in the MGWB Withdrawal Account. **Only premiums added to your Contract during the first two-year period after your rider date are included in the MGWB Withdrawal Account.** Any additional premium payments added after the second rider anniversary are not included in the MGWB Withdrawal Account. Thus, the MGWB rider may not be appropriate for you if you plan to add substantial premium payments after your second rider anniversary.

The guarantee provides that, subject to the conditions described below, the amount you will receive in periodic payments is equal to your Eligible Payment Amount adjusted for any prior withdrawals. Your Eligible Payment Amount depends on when you purchase the MGWB rider and equals:
- If you purchased the MGWB rider on the contract date: your premium payments received during the first two contract years; or
- If you purchased the MGWB rider after the contract date: your contract value on the Rider Date, including any premiums received that day, and any subsequent premium payments received during the two-year period commencing on the Rider Date.

To maintain the guarantee, withdrawals in any contract year may not exceed 7% of your Eligible Payment Amount adjusted, as defined below. If your contract value is reduced to zero, your periodic payments will be 7% of your Eligible Payment Amount every year. Payments continue until your MGWB Withdrawal Account is reduced to zero. Please note that before Automatic Periodic Benefit status is reached, withdrawals in excess of the free withdrawal amount will be subject to surrender charges. Once your Contract reaches Automatic Period Benefit Status, the periodic payments paid under the MGWB rider are not subject to surrender charges.

The MGWB Withdrawal Account is equal to the Eligible Payment Amount adjusted for any withdrawals and transfers between Covered and Excluded Funds. The MGWB Withdrawal Account is tracked separately for Covered and Excluded Funds. The MGWB Withdrawal Account equals the sum of: (1) the MGWB Withdrawal Account allocated to Covered Funds; and (2) the lesser of: (a) the MGWB Withdrawal Account allocated to Excluded Funds; and (b) the contract value in Excluded Funds. Thus, investing in the Excluded Funds may limit the MGWB Withdrawal Account. No investment options are currently designated as Excluded Funds for the Minimum Guaranteed Withdrawal Benefit.

The Maximum Annual Withdrawal Amount (or "MAW") is equal to 7% of the Eligible Payment Amount. Withdrawals from Covered Funds of up to the MAW will reduce the value of your MGWB Withdrawal Account by the dollar amount of the withdrawal. Any withdrawals from Covered Funds greater than the MAW will cause a reduction in the MGWB Withdrawal Account allocated to Covered Funds by the proportion that the excess withdrawal bears to the remaining contract value in Covered Funds after the withdrawal of the MAW. All withdrawals from Excluded Funds will reduce the value of the MGWB Withdrawal Account allocated to Excluded Funds proportionally. If a single withdrawal involves both Covered and Excluded Funds and exceeds 7%, the withdrawal will be treated as taken first from Covered Funds.

Any withdrawals greater than the MAW will also cause a reduction in the Eligible Payment Amount by the proportion that the excess portion of the withdrawal bears to the contract value remaining after withdrawal of the MAW at the time of the withdrawal**. Please see "MGWB Excess Withdrawal Amount Examples," below.**

Once your contract value is zero, any periodic payments paid under the MGWB rider also reduce the MGWB Withdrawal Account by the dollar amount of the payments. If a withdrawal reduces the MGWB Withdrawal Account to zero, the MGWB rider terminates and no further benefits are payable under the rider.

Net transfers from Covered Funds to Excluded Funds will reduce the MGWB Withdrawal Account allocated to Covered Funds proportionally. The resulting increase in the MGWB Withdrawal Account allocated to Excluded Funds equals the reduction in the MGWB Withdrawal Account for Covered Funds.

Net transfers from Excluded Funds to Covered Funds will reduce the MGWB Withdrawal Account allocated to Excluded Funds proportionally. The resulting increase in the MGWB Withdrawal Account allocated to Covered Funds will equal the lesser of the reduction in the MGWB Withdrawal Account for Excluded Funds and the net contract value transferred.

You should not make any withdrawals if you wish to retain the option to elect the Step-Up Benefit (see below).

The MGWB Withdrawal Account is only a calculation which represents the remaining amount available for periodic payments. It does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It will not affect your annuitization, surrender and death benefits.

Guaranteed Withdrawal Status. You may continue to make withdrawals in any amount permitted under your Contract so long as your contract value is greater than zero. **See "WITHDRAWALS."** However, making any withdrawals in any year greater than the Maximum Annual Withdrawal will reduce the Eligible Payment Amount and payments under the MGWB rider by the proportion that the withdrawal bears to the contract value at the time of the withdrawal. The MGWB rider will remain in force and you may continue to make withdrawals each year so long as:
- Your contract value is greater than zero;
- Your MGWB Withdrawal Account is greater than zero;
- You have not reached your latest allowable annuity start date;
- You have not elected to annuitize your Contract; and
- You have not died (unless your spouse has elected to continue the Contract), changed the ownership of the Contract or surrendered the Contract.

The standard Contract provision limiting withdrawals to no more than 90% of the cash surrender value is not applicable under the MGWB rider.

Automatic Periodic Benefit Status. Under the MGWB rider, in the event your contract value is reduced to zero, your Contract is given Automatic Periodic Benefit Status, if:
- Your MGWB Withdrawal Account is greater than zero;
- You have not reached your latest allowable annuity start date;
- You have not elected to annuitize your Contract; and
- You have not died, changed the ownership of the Contract or surrendered the Contract.

Once your Contract is given Automatic Periodic Benefit Status, we will pay you the annual MGWB periodic payments, beginning on the next contract anniversary until the earliest of: (1) your Contract's latest annuity start date; (2) the death of the owner; or (3) your MGWB Withdrawal Account is exhausted. These payments are equal to the lesser of the remaining MGWB Withdrawal Account or the MAW. We will reduce the MGWB Withdrawal Account by the amount of each payment. Once your Contract is given Automatic Periodic Benefit Status, we will not accept any additional premium payments in your Contract, and the Contract will not provide any benefits except those provided by the MGWB rider. Any other rider terminates. Your Contract will remain in Automatic Periodic Benefit Status until the earliest of: (1) payment of all MGWB periodic payments; (2) payment of the Commuted Value (defined below); or (3) the owner's death.

On the Contract's latest annuity start date, in lieu of making the remaining MGWB periodic payments, we will pay you the Commuted Value of your MGWB periodic payments remaining. We may, at our option, extend your annuity start date in order to continue the MGWB periodic payments. The Commuted Value is the present value of any then-remaining MGWB periodic payments at the current interest rate plus 0.50%. The current interest rate will be determined by the average of the Ask Yields for U.S. Treasury STRIPS as quoted by a national quoting service for period(s) applicable to the remaining payments. Once we pay you the last MGWB periodic payment or the Commuted Value, your Contract and the MGWB rider terminate.

Reset Option. Beginning on the fifth contract anniversary following the Rider Date, if the contract value is greater than the MGWB Withdrawal Account, you may choose to reset the MGWB Rider. The effect will be to terminate the existing MGWB Rider and add a new MGWB Rider ("New Rider"). The MGWB Withdrawal Account under the New Rider will equal the contract value on the date the New Rider is effective. The charge for the MGWB under the New Rider will increase to the maximum annual charge of 1.00%. The Reset Option can only be elected on contract anniversaries. If you elect the Reset Option, the Step-Up benefit is not available.

Step-Up Benefit. If the Rider Date is the same as the contract date, beginning on the fifth contract anniversary following the Rider Date, if you have not made any previous withdrawals, you may elect to increase the MGWB Withdrawal Account, the adjusted Eligible Payment Amount and the Maximum Annual Withdrawal by a factor of 20%. This option is available whether or not the contract value is greater than the MGWB Withdrawal Account. If you elect the Step-Up Benefit:

- We reserve the right to increase the charge for the MGWB Rider up to a maximum annual charge of 1.00% of contract value; and
- You must wait at least five years from the Step-Up date to elect the Reset Option.

The Step-Up Benefit may be elected only one time under the MGWB Rider. Election of the Step-Up Benefit is limited to contract anniversaries only. Please note that if you have a third party investment adviser who charges a separate advisory fee, and you have chosen to use withdrawals from your Contract to pay this fee, these will be treated as any other withdrawals, and the Step-Up Benefit will not be available.

Death of Owner

Before Automatic Periodic Benefit Status. The MGWB rider terminates on the first owner's date of death (death of annuitant, if there is a non-natural owner), but the death benefit is payable. However, if the beneficiary is the owner's spouse, the spouse elects to continue the Contract, and the contract value steps up to the minimum guaranteed death benefit, the MGWB Withdrawal Account and MAW are also reset. The MGWB charge will continue at the existing rate. Reset upon spousal continuation does not affect any then existing Reset Option.

During Automatic Periodic Benefit Status. The death benefit payable during Automatic Periodic Benefit Status is your MGWB Withdrawal Account which equals the sum of the remaining MGWB periodic payments.

Purchase. To purchase the MGWB rider, you must be age 80 or younger on the Rider Date. The MGWB rider must be purchased on the contract date. If the rider is not yet available in your state, the Company may in its discretion allow purchase of this rider during the 30-day period preceding the first contract anniversary after the date of this prospectus, or the date of state approval, whichever is later.

Minimum Guaranteed Withdrawal Benefit rider:[11]

As an Annual Charge[12]	As a Quarterly Charge	Maximum Annual Charge if Step-Up Benefit Elected[13]
0.45% of contract value	0.1125% of contract value	1.00% of contract value

MGWB Excess Withdrawal Amount Examples. The following are examples of adjustments to the MGWB Withdrawal Account and the Maximum Annual Withdrawal Amount for Transfers and Withdrawals in Excess of the Maximum Annual Withdrawal Amount ("Excess Withdrawals Amount"):

Example #1: Owner has invested only in Covered Funds

Assume the Contract Value ("CV") before the withdrawal is $100,000 and is invested in Covered Funds only, the Eligible Payment Amount ("EPA") is $100,000, the Maximum Annual Withdrawal Amount ("MAW") is $7,000, the MGWB Withdrawal Account allocated to Covered Funds ("Covered Withdrawal Account") is $120,000, and a withdrawal of $10,000 is made. The effect of the withdrawal is calculated as follows:

The new CV is $90,000 ($100,000 - $10,000).

The Excess Withdrawal Amount is $3,000 ($10,000 - $7,000).

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[11] We deduct optional rider charges from the subaccounts in which you are invested on each quarterly contract anniversary and proportionally on termination of the Contract; if the value in the subaccounts is insufficient, the optional rider charges will be deducted from the Fixed Interest Allocation(s) nearest maturity, and the amount deducted may be subject to a Market Value Adjustment.

[12] If you choose to reset the MGWB Rider the charge for the MGWB will increase to an annual charge of 1.00% of contract value. **Please see "Minimum Reset Option" above.**

[13] If your rider was issued prior to May 1, 2005 and you elect the Step-Up Benefit, we will increase the charge for the MGWB rider to the maximum annual charge of 1.00% of contract value**. Please see "Step-Up Benefit" above.**

The Covered Withdrawal Account is first reduced dollar-for-dollar by the portion of the withdrawal up to the MAW to $113,000 ($120,000 - $7,000), and is then reduced proportionally based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the MAW) to $109,354.84 ($113,000 * (1 - $3,000 / $93,000)).

The EPA is reduced proportionally based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the MAW) to $96,774.19 ($100,000 * (1 - $3,000 / $93,000)). The reduction to the EPA for withdrawals of Excess Withdrawal Amount is applied proportionally regardless of whether CV is allocated to Covered or Excluded Funds. The MAW is then recalculated to be 7% of the new EPA, $6,774.19 ($96,774.19 * 7%).

Example #2: Owner has invested only in Excluded Funds

Assume the Contract Value ("CV") before the withdrawal is $100,000 and is invested in Excluded Funds only, the Eligible Payment Amount ("EPA") is $100,000, the Maximum Annual Withdrawal Amount ("MAW") is $7,000, the MGWB Withdrawal Account allocated to Excluded Funds ("Excluded Withdrawal Account") is $120,000, and a withdrawal of $10,000 is made. The effect of the withdrawal is calculated as follows:

The new CV is $90,000 ($100,000 - $10,000).

The Excess Withdrawal Amount is $3,000 ($10,000 - $7.000).

The Excluded Withdrawal Account is reduced proportionally based on the ratio of the entire amount withdrawn to the CV (before the withdrawal) to $108,000 ($120,000 * (1 - $10,000 / $100,000)).

The EPA is reduced proportionally based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the MAW) to $96,774.19 ($100,000 * (1 - $3,000 / $93,000)). The reduction to the EPA for withdrawals of Excess Withdrawal Amount is applied proportionally regardless of whether CV is allocated to Covered or Excluded Funds. The MAW is then recalculated to be 7% of the new EPA, $6,774.19 ($96,774.19 * 7%).

Example #3: Owner has invested in both Covered and Excluded Funds

Assume the Contract Value ("CV") before the withdrawal is $100,000 and is invested $60,000 in Covered Funds and $40,000 in Excluded Funds. Further assume that the Eligible Payment Amount ("EPA") is $100,000, the Maximum Annual Withdrawal Amount ("MAW") is $7,000, the MGWB Withdrawal Account allocated to Covered Funds ("Covered Withdrawal Account") is $75,000, the MGWB Withdrawal Account allocated to Excluded Funds ("Excluded Withdrawal Account") is $45,000, and a withdrawal is made of $10,000 ($8,000 from Covered Funds and $2,000 from Excluded Funds).

The new CV for Covered Funds is $52,000 ($60,000 - $8,000), and the new CV for Excluded Funds is $38,000 ($40,000 - $2,000).

The Covered Withdrawal Account is first reduced dollar-for-dollar by the lesser of the MAW ($7,000) and the amount withdrawn from Covered Funds ($8,000) to $68,000 ($75,000 - $7,000), and is then reduced proportionally based on the ratio of any Excess Withdrawal Amount from Covered Funds to the CV in Covered Funds (after being reduced for the withdrawal up to the MAW) to $66,716.98 ($68,000 * (1 - $1,000 / $53,000).

The Excluded Withdrawal Account is reduced proportionally based on the ratio of the amount withdrawn from Excluded Funds to the CV in Excluded Funds (prior to the withdrawal) to $42,750 ($45,000 * (1 - $2,000 / $40,000)).

The EPA is reduced proportionally based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the MAW) to $96,774.19 ($100,000 * (1 - $3,000 / $93,000)). The reduction to the EPA for withdrawals of Excess Withdrawal Amount is applied proportionally regardless of whether CV is allocated to Covered or Excluded Funds. The MAW is then recalculated to be 7% of the new EPA, $6,774.19 ($96,774.19 * 7%).

Example #4: Owner transfers funds from Excluded Funds to Covered Funds

Assume the Contract Value (CV) before the transfer is $100,000 and is invested $60,000 in Covered Funds and $40,000 in Excluded Funds. Further assume that the MGWB Withdrawal Account allocated to Covered Funds ("Covered Withdrawal Account") is $75,000, the MGWB Withdrawal Account allocated to Excluded Funds ("Excluded Withdrawal Account") is $45,000, and a transfer is made of $10,000 from Excluded Funds to Covered Funds.

The new CV for Covered Funds is $70,000 ($60,000 + $10,000), and the new CV for Excluded Funds is $30,000 ($40,000 - $10,000).

The Excluded Withdrawal Account is reduced proportionally based on the ratio of the amount transferred from Excluded Funds to the CV in Excluded Funds (prior to the transfer) to $33,750 ($45,000 * (1 - $10,000 / $40,000)).

The Covered Withdrawal Account is increased by the lesser of the reduction of the Excluded Withdrawal Account of $11,250 ($45,000 - $33,750) and the actual amount transferred of $10,000. Thus, the Covered Withdrawal Account is increased to $85,000 ($75,000 + $10,000).

APPENDIX M

Accepted Funds and Fixed Allocation Funds for Living Benefit Riders

Accepted Funds. Currently, the Accepted Funds are:

BlackRock Global Allocation V.I. Fund	Voya Retirement Moderate Portfolio
Voya Global Perspectives® Portfolio	Voya Retirement Moderate Growth Portfolio
Voya Government Liquid Assets Portfolio	VY® Invesco Equity and Income Portfolio
Voya Retirement Conservative Portfolio	VY® T. Rowe Price Capital Appreciation Portfolio
Voya Retirement Growth Portfolio	Fixed Interest Allocation

For MGIB, Voya LifePay, Voya Joint LifePay, Voya LifePay Plus and Voya Joint LifePay Plus riders purchased before January 12, 2009, the following are additional Accepted Funds:

Voya Global Equity Portfolio
Voya Solution Moderately Aggressive Portfolio

Currently, the Accepted Funds for the Income Optimizer are:

BlackRock Global Allocation V.I. Fund	Voya Retirement Moderate Portfolio
Voya Government Liquid Assets Portfolio	VY® Invesco Equity and Income Portfolio
Voya Retirement Conservative Portfolio	Fixed Interest Allocation
Voya Retirement Moderate Growth Portfolio	

Fixed Allocation Funds. Currently, the Fixed Allocation Funds are:

Voya Intermediate Bond Portfolio
Voya U.S. Bond Index Portfolio
VY® BlackRock Inflation Protected Bond Portfolio

STATEMENT OF ADDITIONAL INFORMATION

Introduction
Description of Voya Insurance and Annuity Company
Separate Account B of Voya Insurance and Annuity Company
Safekeeping of Assets
Experts
Distribution of Contracts
Published Ratings
Accumulation Unit Value
Performance Information
Other Information
Condensed Financial Information (Accumulation Unit Values)
Financial Statements of Voya Insurance and Annuity Company
Financial Statements of Separate Account B of Voya Insurance and Annuity Company

Please tear off, complete and return the form below to order a free Statement of Additional Information for the Contracts offered under the prospectus. Send the form to Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271.

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PLEASE SEND ME A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT B, VOYA GOLDENSELECT OPPORTUNITIES®, 333-28679.

Please Print or Type:

_____
Name

_____
Street Address

_____
City, State, Zip

05/01/2018

– –

WELLS FARGO VOYA OPPORTUNITIES

A DEFERRED COMBINATION VARIABLE AND FIXED ANNUITY CONTRACT
issued by
Voya Insurance and Annuity Company
and its
Separate Account B

Supplement dated May 1, 2018

This supplement updates and amends certain information contained in your prospectus dated May 1, 2018. Please read it carefully and keep it with your prospectus for future reference.

NOTICE OF AND IMPORTANT INFORMATION ABOUT AN UPCOMING FUND REORGANIZATION

> *The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the Voya Multi-Manager Large Cap Core Portfolio.*

On March 15, 2018, the Board of Trustees of Voya Investors Trust approved a proposal to reorganize the Voya Multi-Manager Large Cap Core Portfolio (the "Reorganization"). Subject to shareholder approval, effective after the close of business on or about August 24, 2018 (the "Reorganization Date"), Class S shares of the Voya Multi-Manager Large Cap Core Portfolio (the "Merging Fund") will reorganize with and into Class S shares of the Voya Index Plus LargeCap Portfolio (the "Surviving Fund").

If shareholders of the Merging Fund approve the Reorganization, from the close of business on August 10, 2018, through the close of business on August 24, 2018, the Merging Fund will be in a "transition period" during which time a transition manager will sell all or most of its assets and the transition manager may hold a large portion of the Merging Fund's assets in temporary investments. During this time, the Merging Fund may not be pursuing its investment objective and strategies and limitations on permissible investments and investment restrictions will not apply. The sales and purchases of securities during the transition period are expected to result in buy and sell transactions and such transactions may be made at a disadvantageous time.

Voluntary Transfers Before the Reorganization Date. Prior to the Reorganization Date and for 30 days thereafter, you may transfer amounts allocated to the subaccount that invests in the Merging Fund to any other available subaccount or to any available fixed account. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. **See the "TRANSFERS AMONG YOUR INVESTMENTS (EXCESSIVE TRADING POLICY)" section beginning on page 46 of your Contract prospectus for information about making subaccount transfers, including applicable restrictions and limits on transfers.**

On the Reorganization Date. On the Reorganization Date, your investment in the subaccount that invests in the Merging Fund will automatically become an investment in the subaccount that invests in the Surviving Fund with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation, and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation.

Automatic Fund Reallocation After the Reorganization Date. After the Reorganization Date, the Merging Fund will no longer be available through your Contract. Unless you provide us with alternative allocation instructions, after the Reorganization Date all allocations directed to the subaccount that invests in the Merging Fund will be automatically allocated to the subaccount that invests in the Surviving Fund. **See the "TRANSFERS AMONG YOUR INVESTMENTS (EXCESSIVE TRADING POLICY)" section beginning on page 46 of your Contract prospectus for information about making fund allocation changes.**

Allocation Instructions. You may give us alternative allocation instructions at any time by contacting Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271, (800) 366-0066.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your Contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting:

Customer Service
P.O. Box 9271
Des Moines, IA 50306-9271
(800) 366-0066

If you received a summary prospectus for any of the funds available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Voya Insurance and Annuity Company
Separate Account B of Voya Insurance and Annuity Company

Deferred Combination Variable and Fixed Annuity Prospectus

WELLS FARGO VOYA OPPORTUNITIES

May 1, 2018

This prospectus describes Wells Fargo Voya Opportunities, a group and individual deferred combination variable annuity contract (the "Contract" or the "Contracts") issued by Voya Insurance and Annuity Company ("VIAC," the "Company," "we," "us" or "our") through Separate Account B (the "Separate Account"). The Contract is available in connection with certain retirement plans that qualified for special federal income tax treatment ("qualified Contracts") under the Internal Revenue Code of 1986, as amended (the "Tax Code"), as well as those that did not qualify for such treatment ("nonqualified Contracts"). As of June 1, 2006, we no longer offer this Contract for sale to new purchasers.

The Contract provides a means for you to allocate your premium payments in one or more subaccounts, each of which invest in a single investment portfolio. You may also allocate premium payments to our Fixed Account with guaranteed interest periods. Your contract value will vary daily to reflect the investment performance of the investment portfolio(s) you select and any interest credited to your allocations in the Fixed Account. For Contracts sold in some states, not all Fixed Interest Allocations or subaccounts are available. The investment portfolios available under your Contract are listed on the next page.

You have a right to return a Contract within ten days after you receive it for a refund of the adjusted contract value (which may be more or less than the premium payments you paid), or if required by your state, the original amount of your premium payment. In no event does the Company retain any investment gain associated with a Contract that is free looked. Longer free look periods apply in some states and in certain situations. Your free look rights depend on the laws of the state in which you purchase the Contract.

Replacing an existing annuity with the Contract may not be beneficial to you. Your existing annuity may be subject to fees or penalties on surrender, and the Contract may have new charges.

This prospectus provides information that you should know before investing and should be kept for future reference. A Statement of Additional Information ("SAI"), dated May 1, 2018, has been filed with the Securities and Exchange Commission ("SEC"). It is available without charge upon request. To obtain a copy of this document, write to Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call (800) 366-0066, or access the SEC's website (www.sec.gov). When looking for information regarding the Contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 333-28679. The table of contents of the SAI is on the last page of this prospectus and the SAI is made part of this prospectus by reference.

The SEC has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Allocations to a subaccount investing in a fund, or an investment portfolio, are not bank deposits and are not insured or guaranteed by any bank or by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency. The Contract described in this prospectus is subject to investment risk, including the possible loss of the principal amount invested.

We pay compensation to broker/dealers whose registered representatives sell the Contract. See "OTHER CONTRACT PROVISIONS – *Selling the Contract***," for further information about the amount of compensation we pay.**

The investment portfolios are listed on the next page.

The investment portfolios that comprise the subaccounts currently open and available to new premiums and transfers under your Contract are:

Voya Global Equity Portfolio (Class S)*
Voya Government Liquid Assets Portfolio (Class S)
Voya Growth and Income Portfolio (Class ADV)
Voya High Yield Portfolio (Class S)
Voya Index Plus LargeCap Portfolio (Class S)
Voya Index Plus MidCap Portfolio (Class S)
Voya Index Plus SmallCap Portfolio (Class S)
Voya Intermediate Bond Portfolio (Class S)
Voya International Index Portfolio (Class ADV)
Voya Large Cap Growth Portfolio (Class ADV)
Voya Large Cap Value Portfolio (Class S)
Voya Multi-Manager Large Cap Core Portfolio (Class S)
Voya Retirement Growth Portfolio (Class ADV)*, **
Voya Retirement Moderate Growth Portfolio (Class ADV)*, **
Voya Retirement Moderate Portfolio (Class ADV)*, **
Voya Russell™ Large Cap Growth Index Portfolio (Class S)
Voya Russell™ Large Cap Index Portfolio (Class S)
Voya Russell™ Large Cap Value Index Portfolio (Class S)
Voya Russell™ Mid Cap Growth Index Portfolio (Class S)
Voya Russell™ Small Cap Index Portfolio (Class S)
Voya Small Company Portfolio (Class S)

Voya Solution Moderately Aggressive Portfolio (Class S)**
Voya U.S. Bond Index Portfolio (Class S)
VY® Baron Growth Portfolio (Class S)
VY® Clarion Global Real Estate Portfolio (Class S)
VY® Clarion Real Estate Portfolio (Class S)
VY® Columbia Contrarian Core Portfolio (Class S)
VY® Columbia Small Cap Value II Portfolio (Class S)
VY® Franklin Income Portfolio (Class S)
VY® Invesco Comstock Portfolio (Class S)
VY® Invesco Equity and Income Portfolio (Class S)
VY® Invesco Growth and Income Portfolio (Class S)
VY® JPMorgan Emerging Markets Equity Portfolio (Class S)
VY® JPMorgan Small Cap Core Equity Portfolio (Class S)
VY® Morgan Stanley Global Franchise Portfolio (Class S)
VY® Oppenheimer Global Portfolio (Class S)
VY® T. Rowe Price Capital Appreciation Portfolio (Class S)
VY® T. Rowe Price Equity Income Portfolio (Class S)
VY® T. Rowe Price Growth Equity Portfolio (Class S)
VY® T. Rowe Price International Stock Portfolio (Class S)
VY® Templeton Foreign Equity Portfolio (Class S)
VY® Templeton Global Growth Portfolio (Class S)

More information can be found in the appendices. See APPENDIX A for all subaccounts and valuation information. APPENDIX B highlights each investment portfolio's investment objective and adviser (and any subadviser), as well as indicates recent portfolio changes. If you received a summary prospectus for any of the underlying investment portfolios available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the investment portfolio's summary prospectus.

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*   This fund employs a managed volatility strategy. **See the "*Funds With Managed Volatility Strategies*" section for more information about managed volatility funds.**

**   This investment portfolio is structured as a "fund of funds." Funds offered in a "fund of funds" structure may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. **See "THE FUNDS" section for more information.**

TABLE OF CONTENTS

Page

INDEX OF SPECIAL TERMS 4
FEES AND EXPENSES 5
CONDENSED FINANCIAL INFORMATION 8
SEPARATE ACCOUNT B..9
VOYA INSURANCE AND ANNUITY COMPANY 9
THE FUNDS...10
CHARGES AND FEES 12
THE ANNUITY CONTRACT..18
LIVING BENEFIT RIDERS..25
WITHDRAWALS 43
TRANSFERS AMONG YOUR INVESTMENTS (EXCESSIVE TRADING POLICY) 46
DEATH BENEFIT CHOICES 50
THE ANNUITY OPTIONS 56
OTHER CONTRACT PROVISIONS..58
OTHER INFORMATION 61
FEDERAL TAX CONSIDERATIONS 62
APPENDIX A – Condensed Financial Information.. A-1
APPENDIX B – The Investment Portfolios...B-1
APPENDIX C – Fixed Account II C-1
APPENDIX D – Fixed Interest Division... D-1
APPENDIX E – Surrender Charge for Excess Withdrawals Example E-1
APPENDIX F – Special Funds and Excluded Funds Examples.. F-1
APPENDIX G – Examples of Minimum Guaranteed Income Benefit Calculations................................ G-1
APPENDIX H – Voya LifePay Plus and Voya Joint LifePay Plus Partial Withdrawal Amount Examples......................... H-1
APPENDIX I – Examples of Fixed Allocation Funds Automatic Rebalancing.......................................I-1
APPENDIX J – MGWB For Contracts in States Where Voya LifePay Not Available J-1
APPENDIX K – State Variations K-1
APPENDIX L – Accepted Funds and Fixed Allocation Funds for Living Benefit Riders L-1
STATEMENT OF ADDITIONAL INFORMATION ....Back Cover

INDEX OF SPECIAL TERMS

The following special terms are used throughout this prospectus. Refer to the page(s) listed for an explanation of each term:

Special Term	Page
Accumulation Unit	4
Annuitant	19
Annuity Start Date	19
Cash Surrender Value	24
Claim Date	36
Contract Date	18
Contract Owner	18
Contract Value	23
Contract Year	18
Covered Fund	12
Earnings Multiplier Benefit	53
Excluded Fund	12
Free Withdrawal Amount	13
Fixed Account	25
Fixed Interest Allocation	25
Fixed Interest Division	25
Market Value Adjustment	C-2
Max 7 Enhanced Death Benefit	52
Net Investment Factor	8
Net Rate of Return	9
Quarterly Ratchet	11
Quarterly Ratchet Enhanced Death Benefit	52
Restricted Funds	11
Rider Date	26
7% Solution Death Benefit Element	52
Special Fund	12
Standard Death Benefit	51

The following terms as used in this prospectus have the same or substituted meanings as the corresponding terms currently used in the Contract:

Term Used in This Prospectus	Corresponding Term Used in the Contract
Accumulation Unit Value	Index of Investment Experience
Annuity Start Date	Annuity Commencement Date
Contract Owner	Owner or Certificate Owner
Contract Value	Accumulation Value
Transfer Charge	Excess Allocation Charge
Fixed Interest Allocation	Fixed Allocation
Free Look Period	Right to Examine Period
Guaranteed Interest Period	Guarantee Period
Subaccount(s)	Division(s)
Net Investment Factor	Experience Factor
Regular Withdrawals	Conventional Partial Withdrawals
Withdrawals	Partial Withdrawals

FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the Contract. **For more information about the fees and expenses, please see the "CHARGES AND FEES" section later in this prospectus.**

The first table describes the charges that you will pay at the time that you buy the Contract, surrender the Contract or transfer contract value between investment options. State premium taxes may also be deducted.

Contract Owner Transaction Expenses[1]

Surrender Charge:

Complete Years Elapsed Since Premium Payment	0	1	2	3	4	5	6	7	8+
Surrender Charge (as a percentage of Premium Payment withdrawn)	8%	7%	6%	5%	4%	3%	2%	1%	0%

Transfer Charge...$25 per transfer, currently zero

Premium Tax[2] ....0% to 3.5%

Overnight Charge[3]...$20

The next table describes the charges that you could pay periodically during the time that you own the Contract, not including fund fees and expenses.

Periodic Fees and Charges

Annual Contract Administrative Charge[4] $30
(We waive this charge if the total of your premium payments is $100,000 or more or if your contract value at the end of a contract year is $100,000 or more.)

Separate Account Annual Charges:
Contract without any of the optional riders that may be available

	Standard Death Benefit	Annual Ratchet Enhanced Death Benefit	Max 7 Enhanced Death Benefit
Mortality & Expense Risk Charge	1.25%	1.50%	1.80%
Asset-Based Administrative Charge	0.15%	0.15%	0.15%
Total[5]	1.40%	1.65%	1.95%

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[1] If you invested in a Fixed Interest Allocation, a Market Value Adjustment may apply to certain transactions. This may increase or decrease your contract value and/or your transfer or surrender amount.
[2] Any premium tax is deducted from the contract value.
[3] You may choose to have this charge deducted from the net amount of a withdrawal you would like sent to you by overnight delivery service.
[4] We deduct this charge on each contract anniversary and on surrender.
[5] These charges are as a percentage of average contract value in each subaccount. These annual charges are deducted daily.

The following tables show the charges for the optional riders that may be available with the Contract. These charges would be in addition to the Separate Account Annual Charges noted above. In addition to the Earnings Multiplier Benefit rider, you may add only one of the following living benefit riders to your Contract, namely: Minimum Guaranteed Income Benefit; the Voya LifePay Minimum Guaranteed Withdrawal Benefit; and the Voya Joint LifePay Minimum Guaranteed Withdrawal Benefit. **For more information about which one may be right for you, please see "LIVING BENEFIT RIDERS." For more information about the charges for the optional riders, please see "CHARGES AND FEES –** *Optional Rider Charges***."**

Optional Rider Charges[6]

Earnings Multiplier Benefit rider:

As an Annual Charge − Currently (Charge Deducted Quarterly)	Maximum Annual Charge
0.30% of contract value	0.30% of contract value

Minimum Guaranteed Income Benefit rider:

As an Annual Charge − Currently (Charge Deducted Quarterly)	Maximum Annual Charge
0.75% of the MGIB Charge Base[7]	1.50% of the MGIB Charge Base[7]

Voya LifePay Minimum Guaranteed Withdrawal Benefit rider:

As an Annual Charge − Currently (Charge Deducted Quarterly)	Maximum Annual Charge if Reset Benefit Elected[8]
0.50% of contract value	1.20% of contract value

Voya Joint LifePay Minimum Guaranteed Withdrawal Benefit rider:

As an Annual Charge − Currently (Charge Deducted Quarterly)	Maximum Annual Charge if Reset Benefit Elected[9]
0.75% of contract value	1.50% of contract value

The next two tables show the total annual charges you could pay based on the amounts you have invested in the subaccounts (unless otherwise indicated), if you elect the Minimum Guaranteed Income Benefit rider, based on maximum or current charges under the Contract, not including trust or fund fees and expenses. These tables show the charges for all currently available death benefits under the Contract and the earnings multiplier benefit rider. These tables do not reflect the Annual Contract Administrative Charge. For purposes of these tables, we have assumed that the value of the amounts invested in the subaccounts and the MGIB Charge Base are both the same as the contract value.

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[6] An optional rider charge expressed as a percentage of contract value that is rounded to the nearest hundredth of one percent, is deducted from the contract value in your subaccount allocations (and/or your Fixed Interest Allocations if there is insufficient contract value in the subaccounts).

[7] **For more information about how the MGIB Charge Base is determined, please see "CHARGES AND FEES –** *Optional Rider Charges* **– Minimum Guaranteed Income Benefit Rider Charge."**

[8] **Please see "Voya LifePay Minimum Guaranteed Withdrawal Benefit ("Voya LifePay") Rider Charge."**

[9] **Please see "Voya Joint LifePay Minimum Guaranteed Withdrawal Benefit ("Voya Joint LifePay") Rider Charge."**

Separate Account Annual Charge Tables

MAXIMUM CHARGES	Standard Death Benefit	Enhanced Death Benefits	
		Quarterly Ratchet	Max 7
Mortality & Expense Risk Charge	1.25%	1.50%	1.80%
Asset-Based Administrative Charge	0.15%	0.15%	0.15%
Earnings Multiplier Benefit Rider Charge	0.30%	0.30%	0.30%
Maximum Minimum Guaranteed Income Benefit Rider Charge (as percentage of the MGIB Charge Base)	<u>1.50%</u>	<u>1.50%</u>	<u>1.50%</u>
Total	3.20%	3.45%	3.75%

CURRENT CHARGES	Standard Death Benefit	Enhanced Death Benefits	
		Quarterly Ratchet	Max 7
Mortality & Expense Risk Charge	1.25%	1.50%	1.80%
Asset-Based Administrative Charge	0.15%	0.15%	0.15%
Earnings Multiplier Benefit Rider Charge	0.30%	0.30%	0.30%
Maximum Minimum Guaranteed Income Benefit Rider Charge (as percentage of the MGIB Charge Base)	<u>0.75%</u>	<u>0.75%</u>	<u>0.75%</u>
Total	2.45%	2.70%	3.00%

The next item shows the minimum and maximum total annual fund operating expenses that you may pay periodically during the time that you own the Contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. Expenses of the funds may be higher or lower in the future. More detail concerning each fund's fees and expenses is contained in the prospectus for the fund.

Total Annual Fund Operating Expenses	Minimum	Maximum
(expenses that are deducted from fund assets, including management fees distribution and/or service (12b-1) fees, and other expenses):	0.54%	1.51%

Examples

These examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner Transaction Expenses (except Transfer Charges, if any) and Separate Account Annual Expenses for a Contract without any of the optional riders that may be available. The costs also include the total operating expenses charged by the most expensive fund that may be available under your Contract.

The following examples assume that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. Premium taxes (which currently range from 0% to 3.5% of premium payments) may apply, but are not reflected in the example.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Example 1: If you surrender your Contract at the end of the applicable time period:			
1 year	**3 years**	**5 years**	**10 years**
$1,147	$1,657	$2,189	$3,720
Example 2: If you annuitize at the end of the applicable time period:			
1 year	**3 years**	**5 years**	**10 years**
$1,147	$1,657	$2,189	$3,720
Example 3: If you do *not* surrender your Contract:			
1 year	**3 years**	**5 years**	**10 years**
$347	$1,057	$1,789	$3,720

Compensation is paid for the sale of the Contracts. **For information about this compensation, see "OTHER CONTRACT PROVISIONS – *Selling the Contract*."**

Fees Deducted by the Funds

Fund Fee Information. The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. Fund fees are one factor that impacts the value of a fund share. Please refer to the fund prospectuses for more information and to learn more about additional factors.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. **Please see "CHARGES AND FEES – *Fund Expenses*" for more information.**

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the affiliated investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. **Please see "CHARGES AND FEES – *Fund Expenses*" for more information.**

How Fees are Deducted. Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

CONDENSED FINANCIAL INFORMATION

Accumulation Unit

We use accumulation units to calculate the value of a Contract. Each subaccount of Separate Account B has its own accumulation unit value. The accumulation units are valued each business day that the New York Stock Exchange ("NYSE") is open for trading. Their values may increase or decrease from day to day according to a Net Investment Factor, which is primarily based on the investment performance of the applicable investment portfolio. Shares in the investment portfolios are valued at their net asset value.

Tables showing the accumulation unit value history of each subaccount of Separate Account B available for investment under the Contract and the total investment value history of each such subaccount for a Contract with the lowest and highest combination of asset-based charges are presented in **APPENDIX A**. The numbers show the year-end unit values of each subaccount from the time premium payments were first received in the subaccounts under the Contract. Complete information is available in the SAI.

The Net Investment Factor

The Net Investment Factor is an index number that reflects certain charges under the Contract and the investment performance of the subaccount. The Net Investment Factor is calculated for each subaccount as follows:
1) We take the net asset value of the subaccount at the end of each business day;
2) We add to 1) the amount of any dividend or capital gains distribution declared for the subaccount and reinvested in such subaccount. We subtract from that amount a charge for our taxes, if any;
3) We divide 2) by the net asset value of the subaccount at the end of the preceding business day; and
4) We then subtract the applicable daily charges from the subaccount; the mortality and expense risk charge; the asset-based administrative charge; and any optional rider charges.

Calculations for the subaccounts are made on a per share basis.

The Net Rate of Return equals the Net Investment Factor minus one.

Financial Statements

The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Separate Account B and the financial statements and the related notes to financial statements for Voya Insurance and Annuity Company are included in the SAI.

SEPARATE ACCOUNT B

Separate Account B was established as a separate account of the Company on July 14, 1988. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). Separate Account B is a separate investment account used for our variable annuity contracts. We own all the assets in Separate Account B but such assets are kept separate from our other accounts.

Separate Account B is divided into subaccounts. Each subaccount invests exclusively in shares of one investment portfolio of a fund. Each investment portfolio has its own distinct investment objectives and policies. Income, gains and losses, whether or not realized, of an investment portfolio are credited to or charged against the corresponding subaccount of Separate Account B without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity contracts supported by Separate Account B. If the assets in Separate Account B exceed the required reserves and other liabilities, we may transfer the excess to our general account. When we deduct the fees we charge for the Contract, these would constitute excess assets that we would transfer to the general account. We are obligated to pay all benefits and make all payments provided under the Contracts, and will keep the Separate Account fully funded to cover such liabilities.

The other variable annuity contracts that invest in Separate Account B are not discussed in this prospectus. Separate Account B may also invest in other investment portfolios which are not available under your Contract. Under certain circumstances, we may make certain changes to the subaccounts. **For more information, see "THE ANNUITY CONTRACT – *Addition, Deletion, or Substitution of Subaccounts and Other Changes*."**

VOYA INSURANCE AND ANNUITY COMPANY

We are an Iowa stock life insurance company, which was originally organized in 1973 under the insurance laws of Minnesota. Prior to September 1, 2014, we were known as ING USA Annuity and Life Insurance Company. Prior to January 1, 2004, we were known as Golden American Life Insurance Company. We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013, the common stock of Voya began trading on the NYSE under the symbol "VOYA."

We are authorized to sell insurance and annuities in all states, except New York, and the District of Columbia. Although we are a subsidiary of Voya, Voya is not responsible for the obligations under the Contract. The obligations under the Contract are solely our responsibility.

We are engaged in the business of issuing insurance and annuities. Our principal office is located at 699 Walnut Street, Suite 1350, Des Moines, Iowa 50309-3942.

On December 20, 2017, Voya, entered into a Master Transaction Agreement (the "Agreement") with VA Capital Company LLC, a newly formed Delaware limited liability company ("VA Capital"), and Athene Holding Ltd., a Bermuda limited company, pursuant to which VA Capital's wholly-owned subsidiary Venerable Holdings Inc. will acquire all of the shares of the capital stock of the Company and all of the membership interests of Directed Services LLC, our affiliate and the principal underwriter and distributor of the Contract as well as for our other variable contracts. The transaction will result in Voya's disposition of substantially all of its variable annuity and fixed and fixed indexed annuity businesses and related assets. The transaction is expected to close in the second or third quarters of 2018. The consummation of the closing under the Agreement is subject to conditions specified in the Agreement, including the receipt of required regulatory approvals. **The transaction will NOT change the terms, features and benefits of your Contract.**

Product Regulation. Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. Specifically, U.S. federal income tax law imposes requirements relating to nonqualified annuity product design, administration, and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. **See "FEDERAL TAX CONSIDERATIONS" for further discussion of some of these requirements.** Failure to administer certain nonqualified Contract features (for example, contractual annuity start dates in nonqualified annuities) could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties, unanticipated remediation, or other claims and costs.

THE FUNDS

You will find more detailed information about the funds, or investment portfolios, currently available under your Contract in "APPENDIX B – *The Investment Portfolios*." Please refer to the fund prospectuses for additional information and read them carefully before investing. Fund prospectuses may be obtained, free of charge, by calling Customer Service at (800) 366-0066, by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Selection of Underlying Funds

The underlying funds available through the Contract described in this prospectus are determined by the Company. When determining which underlying funds to make available, we may consider various factors, including, but not limited to, asset class coverage, the alignment of the investment objectives of an underlying fund with our hedging strategy, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying fund or its service providers (e.g., the investment adviser or subadvisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing and support services, or whether affiliates of the fund can provide marketing and distribution support for sales of the Contracts. **(For additional information on these arrangements, see "Revenue from the Funds.")** We review the funds periodically and may, subject to certain limits or restrictions, remove a fund or limit its availability to new investment if we determine that a fund no longer satisfies one or more of the selection criteria and/or if the fund has not attracted significant allocations under the Contract. We have included certain of the funds at least in part because they are managed or subadvised by our affiliates.

We do not recommend or endorse any particular fund and we do not provide investment advice.

Fund of Funds

Certain funds are designated as "fund of funds." Funds offered in a fund of funds structure may have higher fees and expenses than a fund that invests directly in debt and equity securities. Consult with your investment professional to determine if the investment portfolios may be suited to your financial needs, investment time horizon and risk comfort level. You should periodically review these factors to determine if you need to change your investment strategy.

Funds With Managed Volatility Strategies

As described in more detail in the fund prospectuses, certain funds employ a managed volatility strategy that is intended to reduce the fund's overall volatility and downside risk, and to help us manage the risks associated with providing certain guarantees under the Contract. During rising markets, the hedging strategies employed to manage volatility could result in your contract value rising less than would have been the case if you had been invested in a fund with substantially similar investment objectives, policies and strategies that does not utilize a volatility management strategy. In addition, the cost of these hedging strategies may have a negative impact on investment performance. On the other hand, investing in funds with a managed volatility strategy may be helpful in a declining market with higher market volatility because the hedging strategy will reduce your equity exposure in such circumstances. In such cases, your contract value may decline less than would have been the case if you had not invested in funds with a managed volatility strategy. There is no guarantee that a managed volatility strategy can achieve or maintain the fund's optimal risk targets, and the fund may not perform as expected. Funds that employ a managed volatility strategy are identified in the list of the available investment portfolios found on page 2.

Possible Conflicts of Interest

If, due to differences in tax treatment or other considerations, the interests of contract owners of various Contracts participating in the funds conflict, we, the Boards of Trustees or Directors of the funds, and any other insurance companies participating in the funds will monitor events to identify and resolve any material conflicts that may arise.

Restricted Funds

We may, with 30 days' notice to you, designate any investment option as a Restricted Fund and limit the amount you may allocate or transfer to a Restricted Fund. We may also change the limitations on existing contracts with respect to new premiums added to investment portfolios and with respect to new transfers to investment portfolios. We may establish any limitations, at our discretion, as a percentage of premium or contract value, or as a specified dollar amount, and change the limitation at any time. Currently, we have not designated any investment option as a Restricted Fund. If we designate an investment option as a Restricted Fund or set applicable limitations, such change will apply only to transactions made after the designation.

We limit your investment in the Restricted Funds on an aggregate basis for all Restricted Funds and for each individual Restricted Fund. Currently, we limit an investment in Restricted Funds to the following limitations: (1) no more than $999,999,999; and (2) no more than 30 percent of contract value. We may change these limits, in our discretion, for new contracts, premiums, transfers or withdrawals.

We monitor the aggregate and individual limits on investments in Restricted Funds for each transaction (e.g. premium payments, reallocations, withdrawals, dollar cost averaging). If the contract value in the Restricted Funds has increased beyond the applicable limit due to market growth, we will not require the reallocation or withdrawal of contract value from the Restricted Funds. However, if the contract value in the Restricted Funds exceeds the aggregate limit, if you take a withdrawal, it must come from either the Restricted Funds or proportionally from all investment options in which contract value is allocated, so that the percentage of contract value in the Restricted Funds following the withdrawal is less than or equal to the percentage of contract value in the Restricted Funds prior to the withdrawal.

We will allocate proportionally the portion of any premium payment that exceeds the limits with a Restricted Fund to your other investment option choices not designated as Restricted Funds, or to a specially designated subaccount if there are none (currently, the Voya Government Liquid Assets Portfolio), unless you instruct us otherwise.

We will not permit a transfer to the Restricted Funds if it would increase the contract value in the Restricted Fund or in all Restricted Funds to more than the applicable limits set forth above. If the total amount of your requested transfer exceeds the applicable limits, we will inform your financial representative or you that we will not process any part of the transfer and that new instructions will be required. We will not limit transfers from Restricted Funds. If the multiple reallocations lower the percentage of total contract value in Restricted Funds, we will permit the reallocation even if the percentage of contract value in a Restricted Fund is greater than its limit.

Please see "WITHDRAWALS" and "TRANSFERS AMONG YOUR INVESTMENTS (EXCESSIVE TRADING POLICY)" in this prospectus for more information on the effect of Restricted Funds.

Covered Funds, Special Funds and Excluded Funds

For purposes of determining death benefits and benefits under the living benefit riders (but not the earnings multiplier benefit rider), we assign the investment options to one of three categories of funds. The categories are:
- Covered Funds;
- Special Funds; and
- Excluded Funds.

Allocations to Covered Funds participate fully in all guaranteed benefits. Allocations to Special Funds could affect the death benefit and/or optional benefit rider guarantee that may otherwise be provided. Allocations to Excluded Funds do not participate in any guaranteed benefits, due to their potential for volatility. **No investment options are currently designated as Excluded Funds.**

Designation of investment options under these categories may vary by benefit. For example, we may designate an investment option a Special Fund for purposes of calculating a benefit under an optional benefit rider, but not a death benefit, or for calculating one death benefit and not another. We may, with 30 days' notice to you, designate any investment option as a Special or Excluded Fund with respect to new premiums added to such investment option and also with respect to new transfers to such investment option. **For more information about these categories of funds with a death benefit, please see "DEATH BENEFIT CHOICES –** *Death Benefit During the Accumulation Phase***" and APPENDIX F for examples. These categories of funds also apply to the Minimum Guaranteed Income Benefit rider. Please see "LIVING BENEFIT RIDERS –** *Minimum Guaranteed Income Benefit Rider (the "MGIB rider")***" for more information.**

CHARGES AND FEES

We deduct the contract charges described below to compensate us for our costs and expenses, services provided and risks assumed under the Contracts. We incur certain costs and expenses for distributing and administering the Contracts, including compensation and expenses paid in connection with sales of the Contracts, for paying the benefits payable under the Contracts and for bearing various risks associated with the Contracts. Some of the charges are for optional riders, so they are only deducted if you elect to purchase the rider. The amount of a Contract charge will not always correspond to the actual costs associated with the charge. For example, the surrender charge collected may not fully cover all of the distribution expenses incurred by us with the service or benefits provided. We expect to profit from the charges, including the mortality and expense risk charge and rider and benefit charges, and we may use such profits to finance the distribution of the Contract.

Charge Deduction Subaccount

You may elect to have all charges, except daily charges, against your contract value deducted directly from a single subaccount designated by the Company. Currently we use the Voya Government Liquid Assets Portfolio for this purpose. If you do not elect this option, or if the amount of the charges is greater than the amount in the designated subaccount, we will deduct the charges as discussed below. You may cancel this option at any time by sending notice to Customer Service in a form satisfactory to us.

Charges Deducted from the Contract Value

We deduct the following charges from your contract value:

Surrender Charge. We will deduct a contingent deferred sales charge (a "surrender charge") if you surrender your Contract or if you take a withdrawal in excess of the Free Withdrawal Amount during the eight-year period from the date we receive and accept a premium payment. We base the surrender charge on a percentage of each premium payment withdrawn. The surrender charge is based on the amount requested for withdrawal. The surrender charge is deducted from the contract value remaining after you have received the amount requested for withdrawal. This charge is intended to cover sales expenses that we have incurred. We may reduce or waive the surrender charge in certain situations. We will never charge more than the maximum surrender charge. The percentage of premium payments deducted at the time of surrender or excess withdrawal depends on the number of complete years that have elapsed since that premium payment was made. We determine the surrender charge as a percentage of each premium payment as follows:

Complete Years Elapsed Since Premium Payment	0	1	2	3	4	5	6	7	8+
Surrender Charge (as a percentage of Premium Payment withdrawn)	8%	7%	6%	5%	4%	3%	2%	1%	0%

Waiver of Surrender Charge for Extended Medical Care or Terminal Illness. We will waive the surrender charge in most states in the following events: (1) you begin receiving qualified extended medical care on or after the first contract anniversary for at least 45 days during a 60-day period and we receive your request for the surrender or withdrawal, together with all required documentation at Customer Service during the term of your care or within 90 days after the last day of your care; or (2) you are first diagnosed by a qualified medical professional, on or after the first contract anniversary, as having a qualifying terminal illness. We have the right to require an examination by a physician of our choice. If we require such an examination, we will pay for it. You are required to send us satisfactory written proof of illness. See your Contract for more information. The waiver of surrender charge may not be available in all states.

Free Withdrawal Amount. The Free Withdrawal Amount is the total of: (1) your cumulative earnings (which is your contract value less premium payments received and prior withdrawals); and (2) 10% of premium payments not previously withdrawn received within eight years prior to the date of the withdrawal.

Surrender Charge for Excess Withdrawals. We will deduct a surrender charge for excess withdrawals, which may include a withdrawal you make to satisfy required minimum distribution requirements under the Tax Code. We consider a withdrawal to be an excess withdrawal when the amount you withdraw in any contract year exceeds the Free Withdrawal Amount. When you are receiving systematic withdrawals, any combination of regular withdrawals and systematic withdrawals taken will be included in determining the amount of the excess withdrawal. In other words, if any single withdrawal or sum of withdrawals exceeds the Free Withdrawal Amount, then you will incur a surrender charge on the excess portion, no matter that the withdrawal is a regular withdrawal or a systematic withdrawal. Premium taxes may also apply. We will deduct such charges from the contract value in proportion to the contract value in each subaccount or Fixed Interest Allocation from which the excess withdrawal was taken. In instances where the excess withdrawal equals the entire contract value in such subaccounts or Fixed Interest Allocations, we will deduct charges proportionally from all other subaccounts and Fixed Interest Allocations in which you are invested. **Any withdrawal from a Fixed Interest Allocation more than 30 days before its maturity date will trigger a Market Value Adjustment. See APPENDIX C and the Fixed Account II prospectus for more information.**

For the purpose of calculating the surrender charge for an excess withdrawal: (1) we treat premiums as being withdrawn on a first-in, first-out basis; and (2) amounts withdrawn which are not considered an excess withdrawal are not considered a withdrawal of any premium payments. We have included an example of how this works in **APPENDIX E**. Although we treat premium payments as being withdrawn before earnings for purpose of calculating the surrender charge for excess withdrawals, the federal tax law treats earnings as withdrawn first.

Premium Taxes. We may charge for state and local premium taxes depending on your state of residence. These taxes can range from 0% to 3.5% of the premium payment. We have the right to change this amount to conform with changes in the law or if you change your state of residence.

We deduct the premium tax from your contract value or in the case of a living benefit rider, the benefit base (e.g., MGIB Charge Base), if exercised on the annuity start date. However, some jurisdictions impose a premium tax at the time initial and additional premiums are paid, regardless of when the annuity payments begin. In those states we may defer collection of the premium taxes from your contract value and deduct it when you surrender the Contract, when you take an excess withdrawal or on the annuity start date.

Administrative Charge. We deduct an annual administrative charge on each contract anniversary. If you surrender your Contract prior to a contract anniversary, we deduct an administrative charge when we determine the cash surrender value payable to you. The charge is $30 per Contract. We waive this charge if your contract value is $100,000 or more at the end of a contract year or the total of your premium payments is $100,000 or more or under other conditions established by VIAC. We deduct the charge proportionally from all subaccounts in which you are invested. If there is no contract value in those subaccounts, we will deduct the charge from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until the charge has been paid.

Transfer Charge. We currently do not deduct any charges for transfers made during a contract year. We have the right, however, to assess up to $25 for each transfer after the twelfth transfer in a contract year. The charge will not apply to any transfers due to the election of dollar cost averaging or automatic rebalancing.

Redemption Fees. If applicable, we may deduct the amount of any redemption fees imposed by the underlying investment portfolios as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your contract value. **For a more complete description of the fund's fees and expenses, review each fund's prospectus.**

No underlying investment portfolio currently charges a redemption fee.

Overnight Charge. You may choose to have the $20 charge for overnight delivery deducted from the net amount of withdrawal you would like sent to you by overnight delivery service.

Charges Deducted from the Subaccounts

Mortality and Expense Risk Charge. The amount of the mortality and expense risk charge depends on the death benefit you have elected. The charge is deducted on each business day and is a percentage of average daily assets based on the assets you have in each subaccount. The mortality and expense risk charge compensates the Company for death benefit and annuitization risks and the risk that expense charges will not cover actual expenses. If there are any profits from the mortality and expense risk charge, we may use such profits to finance the distribution of the Contract.

Standard Death Benefit	Quarterly Ratchet Enhanced Death Benefit	Max 7 Enhanced Death Benefit
Annual Charge 1.25%	Annual Charge 1.50%	Annual Charge 1.80%

Asset-Based Administrative Charge. The amount of the asset-based administrative charge, on an annual basis, is equal to 0.15% of the assets you have in each subaccount. We deduct the charge on each business day at the rate of 0.0004% of average daily assets based on the assets you have in each subaccount.

Optional Rider Charges

Some features and benefits of the Contract are available by rider for an additional charge. Availability is subject to state approval and sometimes broker/dealer approval. Once elected, a rider cannot be canceled independently of the Contract. Below is information about the charge for a rider. Riders are expressed as a percentage, rounded to the nearest hundredth of one percent. Riders are subject to conditions and limitations. **For more information about how the Earnings Multiplier Benefit rider works, including the conditions and limitations, please see "DEATH BENEFIT CHOICES –** *Death Benefit During the Accumulation Phase* **– Earnings Multiplier Benefit Rider." For more information about how each living benefit rider works, including the defined terms used in connection with the riders, as well as the conditions and limitations, please see "LIVING BENEFIT RIDERS."**

Earnings Multiplier Benefit Rider Charge. Subject to state availability, you may purchase the earnings multiplier benefit rider for a nonqualified Contract either at issue or on the next contract anniversary following the introduction of the benefit in your state, if later. So long as the rider is in effect, we will deduct a separate quarterly charge for the rider through a proportional reduction of the contract value of the subaccounts in which you are invested. If there is insufficient contract value in the subaccounts, we will deduct the charges from your Fixed Interest Allocations starting with the allocation nearest its maturity date. If that is insufficient, we will deduct the charge from the allocation next nearest its maturity date, and so on. We deduct the rider charge on each quarterly contract anniversary in arrears, meaning we deduct the first charge on the first quarterly anniversary following the rider date. If you surrender or annuitize your Contract, we will deduct a proportional portion of the charge for the current quarter based on the current contract value immediately prior to the surrender or annuitization. The quarterly charge for the earnings multiplier benefit rider is 0.08% (0.30% annually). **For a description of the rider, see "DEATH BENEFIT CHOICES – *Death Benefit During the Accumulation Phase* - Earnings Multiplier Benefit Rider."**

Minimum Guaranteed Income Benefit ("MGIB") Rider charge. The charge for the MGIB rider, a living benefit, is deducted quarterly, and is a percentage of the MGIB Charge Base:

Maximum Annual Charge	Current Annual Charge
1.50%	0.75%

We deduct the quarterly charge in arrears from the subaccounts in which you are invested based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. The charge is deducted even if you decide never to exercise your right to annuitize under this rider. **For more information about how this rider works, including how the MGIB Charge Base is determined, please see "LIVING BENEFIT RIDERS – *Minimum Guaranteed Income Benefit Rider (the "MGIB rider").*"**

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. **For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see APPENDIX C.** We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

Voya LifePay Minimum Guaranteed Withdrawal Benefit ("Voya LifePay") Rider Charge. The charge for the Voya LifePay rider, a living benefit, is deducted quarterly and is a percentage of contract value:

Maximum Annual Charge	Current Annual Charge
1.20%	0.50%

We deduct the quarterly charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the charges will still be deducted on quarterly contract anniversaries, but the first charge will be assessed proportionally based on what is owed at the time the rider is added through the contract quarter end. Similarly, the charge is assessed proportionally based on what is owed at the time the rider is terminated. Charges are deducted during the period starting on the rider date and up to your rider's Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The charge may be subject to change if you elect the reset option after your first five contract years, but subject to the maximum annual charge. **For more information about how this rider works, including when Lifetime Automatic Periodic Benefit Status begins, please see "LIVING BENEFIT RIDERS − *Voya LifePay Minimum Guaranteed Withdrawal Benefit Rider.*"**

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. **For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see APPENDIX C.** We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

Voya Joint LifePay Minimum Guaranteed Withdrawal Benefit ("Voya Joint LifePay") Rider Charge. The charge for the Voya Joint LifePay rider, a living benefit, is deducted quarterly, and is a percentage of contract value:

Maximum Annual Charge	Current Annual Charge
1.50%	0.75%

We deduct the quarterly charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the charges will still be deducted on quarterly contract anniversaries, but the first charge will be assessed proportionally based on what is owed at the time the rider is added through the contract quarter end. Similarly, the charge is assessed proportionally when the rider is terminated. Charges are deducted during the period starting on the rider date and up to your rider's Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The charge may be subject to change if you elect the reset option after your first five contract years, but subject to the maximum annual charge. **For more information about how this rider works, including when Lifetime Automatic Periodic Benefit Status begins, please see "LIVING BENEFIT RIDERS − *Voya Joint LifePay Minimum Guaranteed Withdrawal Benefit Rider.*"**

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. **For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see APPENDIX C.** We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

Fund Expenses

As shown in the fund prospectuses and described in the **"FEES AND EXPENSES – *Fees Deducted by the Funds*"** section of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds may deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

The Company may receive substantial revenue from each of the funds or the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the Contract. This revenue is one of several factors we consider when determining the contract fees and charges and whether to offer a fund through our Contracts. **Fund revenue is important to the Company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.** You should evaluate the expenses associated with the funds available through this Contract before making a decision to invest.

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC, Voya Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to make a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Revenue from the Funds

The Company or its affiliates may receive compensation from each of the funds or the funds' affiliates. This revenue may include:
- A share of the management fee;
- Service fees;
- For certain share classes, 12b-1 fees; and
- Additional payments (sometimes referred to as revenue sharing).

12b-1 fees are used to compensate the Company and its affiliates for distribution related activity. Service fees and additional payments (sometimes collectively referred to as sub-accounting fees) help compensate the Company and its affiliates for administrative, recordkeeping or other services that we provide to the funds or the funds' affiliates, such as:

- Communicating with customers about their fund holdings;
- Maintaining customer financial records;
- Processing changes in customer accounts and trade orders (e.g. purchase and redemption requests);
- Recordkeeping for customers, including subaccounting services;
- Answering customer inquiries about account status and purchase and redemption procedures;
- Providing account balances, account statements, tax documents and confirmations of transactions in a customer's account;
- Transmitting proxy statements, annual and semi-annual reports, fund prospectuses and other fund communications to customers; and
- Receiving, tabulating and transmitting proxies executed by customers.

The management fee, service fees and 12b-1 fees are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. Additional payments, which are not deducted from fund assets and may be paid out of the legitimate profits of fund advisers and/or other fund affiliates, do not increase, directly or indirectly, fund fees and expenses, and we may use these additional payments to finance distribution.

The amount of revenue the Company may receive from each of the funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the Contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our Contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC, Voya Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the Company from affiliated funds may be based either on an annual percentage of average net assets held in the fund by the Company or a share of the fund's management fee.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the Contract rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

Revenue Received from Unaffiliated Funds. Revenue received by the Company from unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

There are currently no unaffiliated funds available for investment under the Contract.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to: (1) co-branded marketing materials; (2) targeted marketing sales opportunities; (3) training opportunities at meetings; (4) training modules for personnel; and (5) opportunities to host due diligence meetings for representatives and wholesalers.

Please note that certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **For more information, please see "OTHER CONTRACT PROVISIONS –** *Selling the Contract***."**

THE ANNUITY CONTRACT

The Contract described in this prospectus is a deferred combination variable and fixed annuity contract. The Contract provides a means for you to invest in one or more of the available investment portfolios of the funds through Separate Account B. It also provides a means for you to invest in a Fixed Interest Allocation through the Fixed Account. **See APPENDIX C and the Fixed Account II prospectus for more information on the Fixed Account.** If you have any questions concerning this Contract, contact your registered representative or call Customer Service at (800) 366-0066.

Contract Date and Contract Year

The date the Contract became effective is the contract date. Each 12-month period following the contract date is a contract year.

Contract Owner

You are the contract owner. You have the rights and options described in the Contract. One or more persons may own the Contract. If there are multiple owners named, the age of the oldest owner will determine the applicable death benefit if such death benefit is available for multiple owners. In the event a selected death benefit is not available, the Standard Death Benefit will apply.

The death benefit becomes payable when you die. If the owner is a non-natural owner, the death benefit is payable upon the death of the annuitant. In the case of a sole contract owner who dies before the annuity start date, we will pay the beneficiary the death benefit then due. The sole contract owner's estate will be the beneficiary if no beneficiary has been designated or the beneficiary has predeceased the contract owner. In the case of a joint owner of the Contract dying before the annuity start date, we will designate the surviving contract owner as the beneficiary. This will override any previous beneficiary designation. **See "***Joint Owner***" below.**

Joint Owner

For nonqualified Contracts only, joint owners may be named in a written request before the Contract is in effect. Joint owners may independently exercise transfers and other transactions allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them. All rights of a joint owner end at death of that owner if the other joint owner survives. The entire interest of the deceased joint owner in the Contract will pass to the surviving joint owner and the death benefit will be payable. Joint owners may only select the Standard Death Benefit option. The Earnings Multiplier Benefit rider is not available when there are joint owners.

Any addition or deletion of a joint owner is treated as a change of owner which may affect the amount of the death benefit. **See "Change of Contract Owner or Beneficiary" below.** Adding a joint owner to the Contract post issue with either the Quarterly Ratchet Enhanced Death Benefit or Max 7 enhanced Death Benefit will cause that death benefit to end. If the older joint owner is attained age 85 or under, the Standard Death Benefit will apply. If the older joint owner is attained age 86 or over on the date of the ownership change, the death benefit will be the cash surrender value. The mortality and expense risk charge going forward will reflect the change in death benefit. If you elected the Earnings Multiplier Benefit rider, it will terminate if you add a joint owner after issue. Note that returning a Contract to single owner status will not restore either the Quarterly Ratchet Enhanced Death Benefit or Max 7 Enhanced Death Benefit or the earnings multiplier benefit. Unless otherwise specified, the term "age" when used for joint owners shall mean the age of the oldest owner.

Annuity Start Date

The annuity start date is the date you start receiving annuity payments under your Contract. The Contract, like all deferred variable annuity contracts, has two phases: (1) the accumulation phase; and (2) the income phase. The accumulation phase is the period between the contract date and the annuity start date. The income phase begins when you start receiving regular annuity payments from your Contract on the annuity start date.

Annuitant

The annuitant is the person designated by you to be the measuring life in determining annuity payments. You are the annuitant unless you name another annuitant in the application. The annuitant's age determines when the income phase must begin and the amount of the annuity payments to be paid. The contract owner will receive the annuity benefits of the Contract if the annuitant is living on the annuity start date. You may not change the annuitant after the Contract is in effect except as described below.

If the contract owner is an individual, and the annuitant dies before the annuity start date and you have named a contingent annuitant, the contingent annuitant becomes the annuitant. If the annuitant dies before the annuity start date and there is no contingent annuitant, the contract owner will become the annuitant. In the event of joint owners, the youngest will be the contingent annuitant. The contract owner may designate a new annuitant within 60 days of the death of the annuitant. If the annuitant was the sole contract owner and there is no beneficiary designation, the annuitant's estate will be the beneficiary.

If the contract owner is not an individual, and the annuitant dies before the annuity start date, we will pay the designated beneficiary the death benefit then due. If a beneficiary has not been designated, or if there is no designated beneficiary living, the contract owner will be the beneficiary.

Regardless of whether a death benefit is payable, if the annuitant dies and any contract owner is not an individual, distribution rules under federal tax law will apply. You should consult your tax and/or legal adviser for more information if the contract owner is not an individual.

Beneficiary

The beneficiary is named by you in a written request. The beneficiary is the person who receives any death benefit proceeds. The beneficiary may become the successor contract owner if the contract owner, who is a spouse, dies before the income phase start date. We pay death benefits to the primary beneficiary (unless there are joint owners, in which case death proceeds are payable to the surviving owner(s)).

If the beneficiary dies before the annuitant or the contract owner, we pay the death benefit proceeds to the contingent beneficiary, if any. If there is no surviving beneficiary, we pay the death benefit proceeds to the contract owner's estate.

One or more persons may be a beneficiary or contingent beneficiary. In the case of more than one beneficiary, we will assume any death benefit proceeds are to be paid in equal shares to the surviving beneficiaries, unless you indicate otherwise in writing.

Change of Contract Owner or Beneficiary

During the annuitant's lifetime, you may transfer ownership of a nonqualified Contract. A change in ownership may affect the amount of the death benefit, the guaranteed minimum death benefit and/or the death benefit option applied to the Contract, the amount of the earnings multiplier benefit, if applicable, and the continuation of any other optional rider that you have elected.

The new owner's age, as of the date of the change, will be used as the basis for determining the applicable benefits and charges (the annuitant's age for non-natural owners). The new owner's death will determine when a death benefit is payable (the annuitant's death for non-natural owners).

If you have elected the Standard Death Benefit, the minimum guaranteed death benefit will continue if the new owner is age 85 or under on the date of the ownership change. For either the Quarterly Ratchet Enhanced Death Benefit or Max 7 Enhanced Death Benefit options, if the new owner is age 79 or under on the date that ownership changes, the minimum guaranteed death benefit will continue. If the new owner is age 80 to 85, the Quarterly Ratchet Enhanced Death Benefit or Max 7 Enhanced Death Benefit will end, and the death benefit will become the Standard Death Benefit. For all death benefit options, if the new owner's attained age is 86 or over on the date of the ownership change, the death benefit will be the cash surrender value. Attained age is the age of the owner at the time the Contract is issued plus the number of full years elapsed since the contract date. The mortality and expense risk charge going forward will reflect the change in death benefit. Please note that once a death benefit has been changed due to a change in owner, a subsequent change to a younger owner will not restore Quarterly Ratchet Enhanced Death Benefit or Max 7 Enhanced Death Benefits.

If you have elected the earnings multiplier benefit rider, and the new owner is under age 76, the rider will continue. The benefit will be adjusted to reflect the attained age of the new owner as the issue age. We will use the Maximum Base and Benefit Base percentages in effect on the original rider date to calculate the benefit. If the new owner is age 76 or over, the rider will terminate. If you have not elected the earnings multiplier benefit rider, the new owner may not add the rider upon the change of ownership. If you have elected another optional rider, the rider will terminate upon a change of ownership.

An ownership change may cause a living benefit rider to terminate. Such depends on the rider and whether spousal continuation is allowed. **For more information about an ownership change with the MGIB rider, please see "LIVING BENEFIT RIDERS – *Minimum Guaranteed Income Benefit (the "MGIB rider") Rider.*" For more information with the Voya LifePay rider, please see "LIVING BENEFIT RIDERS – *Voya LifePay Minimum Guaranteed Withdrawal Benefit ("Voya LifePay") Rider.*" And for more information with the Voya Joint LifePay rider, please see "LIVING BENEFIT RIDERS – *Voya Joint LifePay Minimum Guaranteed Withdrawal Benefit ("Voya Joint LifePay") Rider."***

A change of owner likely has tax consequences. **See "FEDERAL TAX CONSIDERATIONS" in this prospectus.**

You have the right to change beneficiaries during the annuitant's lifetime unless you have designated an irrevocable beneficiary. If you have designated an irrevocable beneficiary, you and the irrevocable beneficiary may have to act together to exercise some of the rights and options under the Contract. In the event of joint owners all must agree to change a beneficiary.

In the event of a death claim, we will honor the form of payment of the death benefit specified by the beneficiary to the extent permitted under Section 72(s) of the Tax Code. You may also restrict a beneficiary's right to elect an income phase payment option or receive a lump-sum payment. If so, such rights or options will not be available to the beneficiary.

All requests for changes must be in writing and submitted to Customer Service. Please date your requests. The change will be effective as of the day we receive the request. The change will not affect any payment made or action taken by us before recording the change.

Purchase and Availability of the Contract

We no longer offer the Contract for sale to new purchasers.

We will issue a Contract with the Standard Death Benefit SO LONG AS both the annuitant and the contract owner are age 80 or younger at the time of application.

The initial premium payment must be $5,000 or more ($1,500 for qualified Contracts). You may make additional payments of $100 or more ($50 for qualified Contracts) at any time after the free look period and up to the contract anniversary after your 85th birthday. Under certain circumstances, we may waive the minimum premium payment requirement. We may also change the minimum initial or additional premium requirements for certain group or sponsored arrangements. An initial or additional premium payment that would cause the contract value of all annuities that you maintain with us to exceed $1,000,000 requires our prior approval.

The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state tax brackets. You should not buy this Contract: (1) if you are looking for a short-term investment; (2) if you cannot risk getting back less money than you put in; or (3) if your assets are in a plan which provides for tax-deferral and you see no other reason to purchase this Contract. **When considering an investment in the Contract, you should consult with your investment professional about your financial goals, investment time horizon and risk tolerance.**

Replacing an existing insurance contract with this Contract may not be beneficial to you. Before purchasing the Contract, determine whether your existing contract will be subject to any fees or penalties upon surrender. Also, compare the fees, charges, coverage provisions and limitations, if any, of your existing contract with those of the Contract described in this prospectus.

IRAs and other qualified plans already have the tax-deferral feature found in this Contract. For an additional cost, the Contract provides other features and benefits including death benefits and the ability to receive a lifetime income. You should not purchase a qualified Contract unless you want these other features and benefits, taking into account their cost. **See "FEES AND EXPENSES" in this prospectus. If you are considering an Enhanced Death Benefit Option and/or the Earnings Multiplier Benefit rider and your Contract will be an IRA, see "FEDERAL TAX CONSEQUENCES – Tax Consequences of Living Benefits and Enhanced Death Benefits" in this prospectus.** If this Contract was issued as an IRA, no contributions may be made for the taxable year in which you attached age 70½.

Crediting of Premium Payments

We will process your initial premium within two business days after receipt and allocate the payment according to the instructions you specify at the accumulation unit value next determined, if the application and all information necessary for processing the Contract are complete. We will process subsequent premium payments within one business day if we receive all information necessary. In certain states we also accept initial and additional premium payments by wire order. Wire transmittals must be accompanied by sufficient electronically transmitted data. We may retain your initial premium payment for up to five business days while attempting to complete an incomplete application. If the application cannot be completed within this period, we will inform you of the reasons for the delay. We will also return the premium payment immediately unless you direct us to hold the premium payment until the application is completed. If you choose to have us hold the premium payment, it will be held in a non-interest bearing account.

If a subaccount is not available or requested in error, we will make inquiry about a replacement subaccount. If we are unable to reach you or your representative within five days, we will consider the application incomplete. Once the completed application is received, we will allocate the payment to the subaccounts of Separate Account B specified by you within two business days.

If your premium payment was transmitted by wire order from your broker/dealer, we will follow one of the following two procedures after we receive and accept the wire order and investment instructions. The procedure we follow depends on state availability and the procedures of your broker/dealer:

- If either your state or broker/dealer do not permit us to issue a Contract without an application, we reserve the right to rescind the Contract if we do not receive and accept a properly completed application or enrollment form within five days of the premium payment. If we do not receive the application or form within five days of the premium payment, we will refund the contract value plus any charges we deducted, and the Contract will be voided. Some states require that we return the premium paid; or
- If your state and broker/dealer allow us to issue a Contract without an application, we will issue and mail the Contract to you or your representative, together with a Contract Acknowledgement and Delivery Statement for your execution. Until Customer Service receives the executed Contract Acknowledgement and Delivery Statement, neither you nor the broker/dealer may execute any financial transactions on your Contract unless they are requested in writing by you. We may require additional information before complying with your request (e.g., signature guarantee).

We will ask about any missing information related to subsequent payments. We will allocate the subsequent payment(s) proportionally according to the current variable subaccount allocation unless you specify otherwise. Any fixed allocation(s) will not be considered in these calculations. If a subaccount is no longer available (including due to a fund purchase restriction) or requested in error, we will allocate the subsequent payment(s) proportionally among the other subaccount(s) in your current allocation. For any subsequent premium payments, we will credit the payment designated for a subaccount of Separate Account B at the accumulation unit value next determined after receipt of your premium payment and instructions.

Once we allocate your premium payment to the subaccounts selected by you, we convert the premium payment into accumulation units. We divide the amount of the premium payment allocated to a particular subaccount by the value of an accumulation unit for the subaccount to determine the number of accumulation units of the subaccount to be held in Separate Account B with respect to your Contract. The net investment results of each subaccount vary with its investment performance.

In some states, we may require that an initial premium designated for a subaccount of Separate Account B or the Fixed Account be allocated to a subaccount specially designated by the Company (currently, the Voya Government Liquid Assets Portfolio) during the free look period. After the free look period, we will convert your contract value (your initial premium plus any earnings less any expenses) into accumulation units of the subaccounts you previously selected. The accumulation units will be allocated based on the accumulation unit value next computed for each subaccount. Initial premiums designated for Fixed Interest Allocations will be allocated to a Fixed Interest Allocation with the guaranteed interest period you have chosen; however, in the future we may allocate the premiums to the specially designated subaccount during the free look period.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment and not issuing the Contract.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Unclaimed Property

Every state has some form of unclaimed property laws that impose varying legal and practical obligations on insurers and, indirectly, on contract owners, insureds, beneficiaries and other payees of proceeds. Unclaimed property laws generally provide for escheatment to the state of unclaimed proceeds under various circumstances.

Contract owners are urged to keep their own, as well as their beneficiaries' and other payees', information up to date, including full names, postal and electronic media addresses, telephone numbers, dates of birth, and Social Security numbers. Such updates should be communicated to Customer Service in writing or by calling (800) 366-0066.

Cyber Security

Like others in our industry, we are subject to operational and information security risks resulting from "cyber-attacks," "hacking" or similar illegal or unauthorized intrusions into computer systems and networks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks. In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your contract value. For instance, cyber-attacks may interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate accumulation unit values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying funds invest, which may cause the funds underlying your Contract to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your contract that result from cyber-attacks or information security breaches in the future.

Administrative Procedures

We may accept a request for Contract service in writing, by telephone or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. We will process your request at the contract value next determined only after you have met all administrative requirements. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions (for example, a facsimile withdrawal request form), even if appropriate identifying information is provided. You are responsible for keeping information about your Contract and appropriate identifying information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instruction, you will bear the loss.

Contract Value

We determine your contract value on a daily basis beginning on the contract date. Your contract value is the sum of: (1) the contract value in the Fixed Interest Allocations; and (2) the contract value in each subaccount in which you are invested.

Contract Value in Fixed Interest Allocations. The contract value in your Fixed Interest Allocation is the sum of premium payments allocated to the Fixed Interest Allocation under the Contract, plus contract value transferred to the Fixed Interest Allocation, plus credited interest, minus any transfers and withdrawals from the Fixed Interest Allocation (including any Market Value Adjustment applied to such transfer or withdrawal), contract fees (including, in some cases, fees for optional benefit riders) and premium taxes.

Contract Value in the Subaccounts. On the contract date, the contract value in the subaccount in which you are invested is equal to the initial premium paid and designated to be allocated to the subaccount. On the contract date, we allocate your contract value to each subaccount and/or a Fixed Interest Allocation specified by you, unless the Contract is issued in a state that requires the return of premium payments during the free look period. In such a case, the portion of your initial premium not allocated to a Fixed Interest Allocation may be allocated to a subaccount specially designated by the Company during the free look period for this purpose (currently, the Voya Government Liquid Assets Portfolio).

On each business day after the contract date, we calculate the amount of contract value in each subaccount as follows:
1) We take the contract value in the subaccount at the end of the preceding business day;
2) We multiply 1) by the subaccount's Net Rate of Return since the preceding business day;
3) We add 1) and 2);
4) We add to 3) any additional premium payments, and then add or subtract any transfers to or from that subaccount; and
5) We subtract from 4) any withdrawals and any related charges, and then subtract any contract fees and premium taxes.

Cash Surrender Value

The cash surrender value is the amount you receive when you surrender the Contract. The cash surrender value will fluctuate daily based on the investment results of the subaccounts in which you are invested and interest credited to Fixed Interest Allocations and any Market Value Adjustment. **See APPENDIX C and the Fixed Account II prospectus for a description of the calculation of cash surrender value under any Fixed Interest Allocation.** We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: (1) we start with your contract value; (2) adjust for any Market Value Adjustment; and (3) deduct any surrender charge, any charge for premium taxes, any redemption fees, the annual contract administrative fee (unless waived), any optional benefit rider charge and any other charges incurred but not yet deducted.

Surrendering to Receive the Cash Surrender Value. You may surrender the Contract at any time while the annuitant is living and before the annuity start date. A surrender is effective on the date we receive your written request and the Contract at Customer Service. After we receive all paperwork required for us to process your surrender, we will determine and pay the cash surrender value at the price next determined. Once paid, all benefits under the Contract will terminate. You may receive the cash surrender value in a single sum payment or apply it under one or more annuity options. We will usually pay the cash surrender value within seven days.

Consult your tax and/or legal adviser regarding the tax consequences associated with surrendering your Contract. A surrender made before you reach age 59½ may result in a 10% tax penalty. **See "FEDERAL TAX CONSIDERATIONS" for more details.**

Addition, Deletion or Substitution of Subaccounts and Other Changes

We may make additional subaccounts available to you under the Contract. These subaccounts will invest in investment portfolios we find suitable for your Contract. We may also withdraw or substitute investment portfolios, subject to the conditions in your Contract, compliance with regulatory requirements, and subject to SEC approval.

We do not guarantee that each investment portfolio will always be available for investment through the Contract. If we feel that investment in any of the investment portfolios has become inappropriate to the purposes of the Contract, we may, with approval of the SEC (and any other regulatory agency, if required) combine two or more accounts or substitute another portfolio for existing and future investments. If you elected the dollar cost averaging, systematic withdrawals or automatic rebalancing programs, or if you have other outstanding instructions and we substitute or otherwise eliminate a portfolio subject to those instructions, we will execute your instructions using the substituted or proposed replacement portfolio, unless you request otherwise. If the most recent allocation instructions we have on file do not include any available subaccounts, the amount to be allocated will be returned unless you provide us with alternative allocation instructions. The substitute or proposed replacement portfolio may have higher fees and charges than any portfolio it replaces.

Subject to SEC approval, we reserve the right to: (1) deregister Separate Account B under the 1940 Act; (2) operate Separate Account B as a management company under the 1940 Act if it is operating as a unit investment trust; (3) operate Separate Account B as a unit investment trust under the 1940 Act if it is operating as a managed separate account; (4) restrict or eliminate any voting rights as to Separate Account B; (5) combine Separate Account B with other account; and (6) transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which the Contract belongs.

We will provide you with written notice before we make any of these changes.

We do not recommend or endorse any particular fund, and we do not provide investment advice.

Fixed Interest Allocation (The Fixed Account or Fixed Interest Division)

The Fixed Account is a segregated asset account which contains the assets that support a contract owner's Fixed Interest Allocations. **See APPENDIX C and the Fixed Account II prospectus for more information. In the event the Fixed Account is not available in your state, then the Fixed Interest Allocation is the Fixed Interest Division. Accordingly, see APPENDIX D, instead, for more information.** To obtain a copy of the Fixed Account II prospectus, write to Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call (800) 366-0066, or access the SEC's website (www.sec.gov). The Offering Brochure for the Fixed Interest Division is also available by contacting Customer Service.

State Variations

Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus. **Material variations are described in APPENDIX M.** Also see your Contract, endorsements and riders for details.

Other Contracts

We and our affiliates offer various other products with different features and terms than the Contracts, and that may offer some or all of the same investment portfolios. These products have different benefits, fees and charges, and may or may not better match your needs. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact Customer Service or your registered representative. Also, broker/dealers selling the Contract may limit its availability or the availability of an optional feature (for example, by imposing restrictions on eligibility), or decline to make an optional feature available. Please talk to your registered representative for further details.

LIVING BENEFIT RIDERS

Some features and benefits of the Contract, if available, are available by rider for an additional charge. Once elected, the riders generally may not be cancelled. You may not remove the rider and charges will be assessed regardless of the performance of your Contract. **Please see "CHARGES AND FEES – *Optional Rider Charges*" for information on rider charges.**

The optional riders may not be available for all investors. Please check your application for the Contract to be sure. You should analyze each rider thoroughly and understand it completely before you select one. The optional riders do not guarantee any return of principal or premium payments and do not guarantee performance of any specific investment portfolio under the Contract. You should consult a qualified financial adviser in evaluating the riders. Customer Service may be able to answer your questions. The telephone number is (800) 366-0066.

The Contract has three living benefit riders offering protection against the investment risks with your Contract:
- The Minimum Guaranteed Income Benefit rider, which you may wish to purchase if you are concerned about having a minimum amount of income in annuitizing your Contract;
- The Voya LifePay Minimum Guaranteed Withdrawal Benefit rider, which you may wish to purchase if you are concerned that you may outlive your income; and
- The Voya Joint LifePay Minimum Guaranteed Withdrawal Benefit rider, which you may wish to purchase if you are married and concerned that you and your spouse may outlive your income.

These living benefit riders are described further below. You may only add one living benefit rider to your Contract. We do, however, reserve the right to allow the purchase of more than one living benefit rider in the future, as well as the right to allow contract owners to replace the Voya LifePay rider with the Voya Joint LifePay rider.

Minimum Guaranteed Income Benefit Rider (the "MGIB rider")

The MGIB rider is an optional benefit which guarantees a minimum amount of annuity income will be available to you if you annuitize on the MGIB Date (as defined below), regardless of fluctuating market conditions. The minimum guaranteed amount of annuity income will depend on the amount of premiums you pay during the first five contract years after you purchase the rider, the amount of contract value you allocate or transfer to Special Funds (as defined below) or Excluded Funds (as defined below), the MGIB Rate (as defined below), the adjustment for Special Fund or Excluded Fund transfers, and any withdrawals you take while the MGIB rider is in effect. Thus, investing in Special Funds or Excluded Funds may limit the benefit under the MGIB rider.

Purchase. The MGIB rider is no longer available for purchase, including purchase by owners of existing Contracts.

Rider Date. The rider date is the date the optional benefit rider becomes effective. The rider date is also the contract date if you purchased the rider when the Contract was issued.

No Cancellation. Once you purchase a rider, you may not cancel it unless you cancel the Contract during the Contract's free look period, surrender, annuitize or otherwise terminate the Contract. These events automatically cancel any rider. Once the Contract continues beyond the free look period, you may not cancel the rider. The Company may, at its discretion, cancel and/or replace a rider at your request in order to renew or reset a rider.

Termination. The MGIB rider is a "living benefit," which means the guaranteed benefit offered by the MGIB rider is intended to be available to you while you are living and while your Contract is in the accumulation phase. The MGIB rider automatically terminates if:
- You annuitize, surrender or otherwise terminate your Contract during the accumulation phase;
- You die during the accumulation phase (first owner to die if there are multiple contract owners, or at death of annuitant if the contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract;
- The contract value is insufficient to pay the charge for the MGIB rider; or
- There is a change in contract ownership (other than a spousal beneficiary continuation upon your death).

Rider Charge. The current charge we deduct under the MGIB Rider is 0.75% annually of the MGIB Charge Base. The MGIB Charge Base is the greater of 1) and 2) below, where:
1) Is the lesser of the Maximum MGIB Rollup Base and the sum of (a), (b) and (c) where:
    (a) is the MGIB Rollup Base for Covered Funds;
    (b) is the MGIB Rollup Base for Special Funds (as defined below); and
    (c) is the MGIB Rollup Base for Excluded Funds; and
2) Is the sum of (a) and (b) where:
    (a) is the MGIB Ratchet Base for Covered Funds and Special Funds; and
    (b) is the MGIB Ratchet Base for Excluded Funds.

For definitions of the Maximum MGIB Rollup Base, the MGIB Rollup Base for Covered Funds, the MGIB Rollup Base for Special Funds, the MGIB Rollup Base for Excluded Funds, the MGIB Ratchet Base for Covered Funds and Special Funds, and the MGIB Ratchet Base for Excluded Funds, see the "Calculation of the MGIB Rollup Bases" and "Calculation of the MGIB Ratchet Bases" below.

Fund Categories. The MGIB Benefit Base (as defined below) is tracked separately for Covered Funds, Special Funds and Excluded Funds. The following investment options are currently designated as Special Funds for purposes of calculating the MGIB Benefit Base:
- Voya Government Liquid Assets Portfolio;
- TSA Special Fixed Account;
- Fixed Account; and
- Fixed interest divisions in the general account.

Please note that the ProFunds VP Rising Rates Opportunity Portfolio is also a Special Fund, but closed to new allocations.

No investment options are currently designated as Excluded Funds. Covered Funds are any investment options not designated as Special Funds or Excluded Funds. These fund categories apply to all calculations under the MGIB rider. **Please see "THE FUNDS –** *Covered Funds, Special Funds and Excluded Funds.***"**

For Contracts with the MGIB rider purchased before August 21, 2006 (subject to availability), the Voya Intermediate Bond Portfolio was designated as a Special Fund. As of July 11, 2014, the Voya Intermediate Bond Portfolio has been redesignated as a Covered Fund for all current and future investments.

Fixed Allocation Funds Automatic Rebalancing. In order to mitigate the insurance risk inherent in our guarantee to provide you a guaranteed minimum amount of annuity income if you annuitize on the MGIB date (subject to the terms and restrictions of the MGIB rider), we require that your contract value be allocated in accordance with certain limitations. In general, to the extent that you choose not to invest in the Accepted Funds, we require that 20% of the amount not so invested be invested in the Fixed Allocation Fund. We will require this allocation regardless of your investment instructions to the Contract, as described below.

For Contracts with the MGIB rider **purchased on and after August 21, 2006,** (subject to availability) there is an allocation requirement. If the contract value in the Fixed Allocation Fund (as defined below) is less than 20% of the total contract value allocated to the Fixed Allocation Fund and Other Funds (as defined below) on any MGIB Rebalancing Date (as defined below), we will automatically rebalance the contract value allocated to the Fixed Allocation Fund and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Fund. This is called Fixed Allocation Funds Automatic Rebalancing. <u>Accepted Funds are excluded from this rebalancing</u>. Any rebalancing is done proportionally among the Other Funds and will be the last transaction processed on that date.

The MGIB Rebalancing Dates occur on each contract anniversary and after the following transactions:
- Receipt of additional premiums;
- Transfer or reallocation among the Fixed Allocation Fund or Other Funds, whether automatic or specifically directed by you; and
- Withdrawals from the Fixed Allocation Fund or Other Funds.

Accepted Funds. The currently available Accepted Funds are listed in **APPENDIX L**. We may change these designations at any time upon 30 days' notice to you. If a change is made, the change will apply to contract value allocated to such funds after the date of the change.

Fixed Allocation Funds. The currently available Fixed Allocation Funds are listed in **APPENDIX L**. We may allocate your contract value to one or more Fixed Allocation Funds. We consider the Voya Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

If the MGIB rider is not continued under the spousal continuation right, when available, the Fixed Allocation Fund will be reclassified as a Special Fund as of the Contract continuation date if it would otherwise be designated as a Special Fund for purposes of the Contract's death benefits. For purposes of calculating any applicable death benefit guaranteed under the Contract any allocation of contract value to the Fixed Allocation Fund will be considered a Covered Fund while the rider is in effect.

All investment portfolios available under the Contract that are not Accepted Funds or the Fixed Allocation Fund are considered Other Funds.

Fixed Allocation Fund Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment portfolio restrictions noted above, Fixed Allocation Fund Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. **See "APPENDIX I –** *Examples of Fixed Allocation Fund Automatic Rebalancing.***"**

In certain circumstances, Fixed Allocation Fund Automatic Rebalancing may result in a reallocation into the Fixed Allocation Fund even if you have not previously been invested in it. **By electing to purchase the MGIB rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Fund. You should not purchase the MGIB rider if you do not wish to have your contract value reallocated in this manner.**

MGIB Benefit Base. The MGIB Benefit Base (as defined below) is only a calculation used to determine the MGIB annuity income. The MGIB Benefit Base does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It is also not used in determining the amount of your cash surrender value and death benefits. Any reset of contract value under provisions of the Contract or other riders will not increase the MGIB Benefit Base or Maximum MGIB Rollup Base (as defined below). On the MGIB Date, your MGIB Base is the greater of 1) and 2), where:

1) Is the lesser of the Maximum MGIB Rollup Base (as defined below) and the sum of (a), (b), and (c) where:
    (a) is the MGIB Rollup Base for Covered Funds;
    (b) is the MGIB Rollup Base for Special Funds; and
    (c) is the contract value allocated to Excluded Funds; and
2) Is the sum of (a) and (b) where:
    (a) is the MGIB Ratchet Base for Covered Funds and Special Funds (as defined below); and
    (b) is the contract value allocated to Excluded Funds.

The MGIB Benefit Base calculation differs from the MGIB Charge Base calculation because it uses the contract value allocated to Excluded Funds rather than the MGIB Ratchet Base allocated to Excluded Funds. This means that the amount on which you pay charges for the MGIB rider may be higher than the amount used to calculate your benefit under the MGIB rider.

Calculation of MGIB Rollup Bases. The Maximum MGIB Rollup Base is 250% of eligible premiums adjusted proportionally for withdrawals, subject to availability (300% otherwise and for Contracts with the MGIB rider purchased before August 21, 2006). This means that the Maximum MGIB Rollup Base is reduced for withdrawals by the same proportion that the withdrawal reduces the contract value. The Maximum MGIB Rollup Base is not allocated by fund category.

The MGIB Rollup Base allocated to Covered Funds equals the eligible premiums allocated to Covered Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect, accumulated at the MGIB Rate to the earlier of the oldest owner reaching age 80 and the MGIB Rollup Base reaching the Maximum MGIB Rollup Base, and at 0% thereafter.

The MGIB Rollup Base allocated to Special Funds equals the eligible premiums allocated to Special Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect. The MGIB Rate does not apply to the MGIB Rollup Base allocated to Special Funds, so the MGIB Rollup Base allocated to Special Funds does not accumulate.

The MGIB Rollup Base allocated to Excluded Funds equals the eligible premiums allocated to Excluded Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect, accumulated at the MGIB rate to the earlier of the oldest owner reaching age 80 and the MGIB Rollup Base reaching the Maximum MGIB Rollup Base, and at 0% thereafter. **The MGIB Rollup Base allocated to Excluded Funds is used only for transfer adjustments and rider charges. It is not included in the MGIB Rollup Base used to determine benefits.**

Eligible premiums are those premiums added more than five years before the earliest MGIB Date. This means that, generally, premiums must be paid within five years of purchasing the MGIB rider to be considered eligible premiums. Premiums paid after that are excluded from the MGIB Rollup Bases.

The MGIB Rate is currently 7%. The MGIB Rate is an annual effective rate. We may, at our discretion, discontinue offering this rate. The MGIB Rate will not change for those contracts that have already purchased the MGIB rider.

Withdrawals reduce each MGIB Rollup Base proportionally. The percentage reduction in the MGIB Rollup Base for each fund category (i.e. Covered Funds, Special Funds or Excluded Funds) equals the percentage reduction in contract value in that Fund category resulting from the withdrawal (including surrender charge and Market Value Adjustment). This means that the MGIB Rollup Base for Covered Funds, Special Funds or Excluded Funds is reduced for withdrawals by the same proportion that the withdrawal reduces the contract value allocated to Covered Funds, Special Funds or Excluded Funds. For example, if the contract value in Covered Funds is reduced by 25% as the result of a withdrawal (including surrender charge and Market Value Adjustment), the MGIB Rollup Base allocated to Covered Funds is also reduced by 25% (rather than by the amount of the withdrawal).

When you make transfers between Covered Funds, Special Funds and Excluded Funds, net transfers from a fund category will reduce the applicable MGIB Rollup Base for that fund category proportionally. This means a reduction by the same percentage as the transfer bears to the contract value in the fund category. For example, if the contract value in Covered Funds is $1,000 and the transfer from Covered Funds to Excluded Funds is $250, then the contract value in Covered Funds is reduced by 25%. In a case where the MGIB Rollup Base for Covered Funds is $1,200, the MGIB Rollup Base for Covered Funds is also reduced by 25%, or $300, rather than by the amount of the transfer, or $250. In addition, the MGIB Rollup Base for Excluded Funds is increased by the reduction in the MGIB Rollup Base for Covered Funds, or $300.

In a case where the MGIB Rollup Base for Covered Funds is greater than the contract value in Covered Funds, a transfer from Covered Funds will result in the MGIB Rollup Base for Covered Funds being reduced by a dollar amount that is higher than the dollar amount of the transfer. A higher reduction to the MGIB Rollup Base for Covered Funds will have a larger negative impact on the MGIB Benefit Base, potentially reducing the minimum guaranteed amount of annuity income upon annuitization under the MGIB rider. This means the benefit you receive under the MGIB rider will not be as great because of the transfer.

Net transfers from Excluded Funds will also reduce the MGIB Rollup Base for Excluded Funds proportionally. But the resulting increase in the MGIB Rollup Base for Covered Funds or Special Funds, as applicable, will equal the lesser of the contract value transferred and the reduction in the MGIB Rollup Base for Excluded Funds. What this means, if in the previous example the transfer was from Excluded Funds to Covered Funds, is there would be no change in the value of your MGIB Benefit Base because of the transfer – the amount of the transfer between the fund categories is the same, $250, because the MGIB Benefit Base calculation is based on the contract value allocated to Excluded Funds, versus the calculation basis for Excluded Funds with the MGIB Charge Base. The MGIB Charge Base calculation is instead based on the MGIB Rollup Base for Excluded Funds. As a result, this same transfer, having no change in the value of your MGIB Benefit Base, would result in the MGIB Charge Base being reduced. The net effect of this transfer: You pay less for the same minimum guaranteed amount of annuity income upon annuitization of the MGIB rider.

Calculation of MGIB Ratchet Bases. The MGIB Ratchet Base for Covered Funds and Special Funds:
1) On the rider date, eligible premiums or the contract value (if the rider is added after the contract date) allocated to Covered Funds and Special Funds.
2) On each quarterly anniversary date prior to attainment of age 90, the MGIB Ratchet Base for Covered Funds and Special Funds is set equal to the greater of:
    (a) the current contract value allocated to Covered Funds and Special Funds (after any deductions occurring on that date); and
    (b) the MGIB Ratchet Base for Covered Funds and Special Funds from the most recent prior quarterly anniversary date, adjusted for any new eligible premiums, withdrawals attributable to Covered Funds and Special Funds, and transfers.
3) At other times, the MGIB Ratchet Base for Covered Funds and Special Funds is the corresponding MGIB Ratchet Base from the prior quarterly anniversary date, adjusted for subsequent eligible premiums, withdrawals attributable to Covered Funds and Special Funds, and transfers.

The MGIB Ratchet Base for Excluded Funds has a corresponding definition with respect to amounts allocated to Excluded Funds. **The MGIB Ratchet Base for Excluded Funds is used only for transfer adjustments and MGIB rider charges. It is not included in the MGIB Ratchet Benefit Base used to determine benefits.**

Eligible premiums are those premiums added more than five years before the earliest MGIB Date. This means that, generally, premiums must be paid within five years of purchasing the MGIB rider to be considered eligible premiums. Premiums paid after that are not added to the MGIB Ratchet Bases, but would be added to your contract value.

A "quarterly anniversary date" is the date three months from the contract date that falls on the same date in the month as the contract date. For example, if the contract date is February 12, the quarterly anniversary date is May 12. If there is no corresponding date in the month, the quarterly anniversary date will be the last date of such month. If the quarterly anniversary date falls on a weekend or holiday, we will use the value as of the subsequent business day.

Withdrawals reduce each MGIB Ratchet Base proportionally. The percentage reduction in the MGIB Ratchet Base for each fund category (i.e. Covered Funds and Special Funds or Excluded Funds) equals the percentage reduction in contract value in that fund category resulting from the withdrawal (including surrender charges and Market Value Adjustment). This means that the MGIB Ratchet Base for Covered Funds and Special Funds or the MGIB Ratchet Base for Excluded Funds is reduced for withdrawals by the same proportion that the withdrawal (including surrender charges and Market Value Adjustment) reduces the contract value allocated to Covered Funds and Special Funds or Excluded Funds. For example, if the contract value in Covered Funds and Special Funds is reduced by 25% as the result of a withdrawal (including surrender charges and market value adjustment), the MGIB Ratchet Base for Covered Funds and Special Funds is also reduced by 25% (rather than by the amount of the withdrawal).

When you make transfers between Covered Funds or Special Funds and Excluded Funds, net transfers will reduce the MGIB Ratchet Base for Covered Funds and Special Funds proportionally. This means a reduction by the same percentage as the transfer bears to the contract value in Covered Funds and Special Funds. For example, if the contract value in Covered Funds and Special Funds is $1,000 and a transfer from Covered Funds or Special Funds to Excluded Funds is $250, then the contract value in Covered Funds and Special Funds is reduced by 25%. In a case where the MGIB Ratchet Base for Covered Funds and Special Funds is $1,200, the MGIB Ratchet Base for Covered Funds and Special Funds is also reduced by 25%, or $300, rather than by the amount of the transfer, or $250. In addition, the MGIB Rollup Base for Excluded Funds is increased by the reduction in the MGIB Ratchet Base for Covered Funds and Special Funds, or $300.

In a case where the MGIB Ratchet Base for Covered Funds and Special Funds is greater than the contract value in Covered Funds and Special Funds, a transfer from Covered Funds and Special Funds will result in the MGIB Ratchet Base for Covered Funds and Special Funds being reduced by a dollar amount that is higher than the dollar amount of the transfer. A higher reduction to the MGIB Ratchet Base for Covered Funds and Special Funds will have a larger negative impact on the MGIB Benefit Base, potentially reducing the minimum guaranteed amount of annuity income upon annuitization under the MGIB rider. This means the benefit you receive under the MGIB rider will not be as great because of the transfer.

Net transfers from Excluded Funds will also reduce the MGIB Ratchet Base for Excluded Funds proportionally. But the resulting increase in the MGIB Ratchet Base for Covered Funds and Special Funds will equal the lesser of the contract value transferred and the reduction in the MGIB Ratchet Base for Excluded Funds. What this means, if in the previous example the transfer was from Excluded Funds to Covered Funds, is there would be no change in the value of your MGIB Benefit Base because of the transfer – the amount of the transfer between the fund categories is the same, $250, because the MGIB Benefit Base calculation is based on the contract value allocated to Excluded Funds, versus the calculation basis for Excluded Funds with the MGIB Charge Base. The MGIB Charge Base calculation is instead based on the MGIB Ratchet Base for Excluded Funds. As a result, this same transfer, having no change in the value of your MGIB Benefit Base, would result in the MGIB Charge Base being reduced. The net effect of this transfer: You pay less for the same minimum guaranteed amount of annuity income upon annuitization of the MGIB rider.

MGIB Date. Your MGIB Date is the next contract anniversary occurring after the date when you decide to exercise your right to annuitize under the MGIB rider, or any other special exercise date that we may make available upon prior written notice.

MGIB Annuity Income. Ordinarily, the amount of income that will be available to you on the annuity start date is based on your contract value, the annuity option you selected and the guaranteed income factors or the income factors in effect on the date you annuitize. If you purchase the MGIB rider, the amount of income that will be available to you upon annuitization on the MGIB Date is the greatest of:

- Your annuity income based on your contract value on the MGIB Date adjusted for any Market Value Adjustment **(see APPENDIX C and the Fixed Account II prospectus)** applied to the guaranteed income factors specified in your Contract for the annuity option you selected;
- Your annuity income based on your contract value on the MGIB Date adjusted for any Market Value Adjustment **(see APPENDIX C and the Fixed Account II prospectus)** applied to the then-current income factors in effect for the annuity option you selected; and
- The MGIB annuity income based on your MGIB Benefit Base on the MGIB Date applied to the MGIB income factors specified in your rider for the MGIB annuity option you selected. Prior to applying the MGIB income factors, we will adjust the MGIB Benefit Base for any surrender charge, premium tax recovery and Market Value Adjustment **(see APPENDIX C and the Fixed Account II prospectus)** that would otherwise apply at annuitization.

MGIB Income Factors. The guaranteed factors contained in the MGIB rider generally provide lower payout per $1,000 of value applied than the guaranteed income factors found in your Contract. Although the minimum income provided under the rider can be determined in advance, the contract value in the future is unknown, so the income provided under a Contract with the MGIB rider attached may be greater or less than the income that would be provided under the Contract without the rider. Generally, the income calculated under the MGIB rider will be greater than the income provided under the Contract whenever the MGIB Benefit Base is sufficiently in excess of the contract value to offset the additional conservatism reflected in the MGIB rider's income factors compared to those in the Contract. The income factors in the MGIB rider generally reflect a lower interest rate and more conservative mortality than the income factors in the Contract. The degree of relative excess that the income factors require to produce more income will vary for each individual circumstance. If the contract value exceeds the MGIB Benefit Base at the time of annuitization, the Contract will always produce greater income than the MGIB rider. **Please see APPENDIX G – "*Examples of Minimum Guaranteed Income Benefit Calculation.*"**

MGIB Annuity Options. Prior to your latest annuity start date, you may choose to exercise your right to receive payments under the MGIB rider. Payments under the rider begin on the MGIB Date. The MGIB must be exercised in the 30-day period prior to any contract anniversary. At your request, the Company may, at its discretion, extend the latest contract annuity start date without extending the MGIB date.

The following are the MGIB annuity options available under the MGIB Rider:
- Income for Life (single life or joint life with 100% Survivor) and 10-20 year fixed period;
- Income for 20-30 year fixed period; and
- Any other annuity option offered by the Company in conjunction with the MGIB rider on the MGIB Date.

Once during the life of the Contract, you have the option to elect to apply up to 50% of the MGIB Benefit Base to one of the MGIB annuity options available under the MGIB rider. This option may only be exercised in the 30-day period prior to a contract anniversary. The portion of the MGIB Benefit Base so applied will be used to determine the MGIB income, as is otherwise described in the prospectus. The contract value will be reduced proportionally. Any subsequent exercise of your right to receive payments under the MGIB rider must be for 100% of the remaining value. The exercise of this partial annuitization of the MGIB Benefit Base does not affect your right to annuitize remaining value under the Contract without regard to the MGIB rider. The amount applied to the partial annuitization will be treated as a withdrawal for purposes of adjusting Contract and MGIB rider values. This means the Contract and MGIB rider values will be adjusted proportionally. **See "Calculation of MGIB Rollup Bases" and "Calculation of MGIB Ratchet Bases," above.** Surrender charges will apply to amounts applied to partial annuitization.

Notification. On or about 30 days prior to each possible MGIB Date, we will provide you with a notification which will include an estimate of the amount of MGIB annuity benefit available if you choose to exercise it. We will determine the actual amount of the MGIB annuity benefit as of the MGIB Date.

Change of Owner and Annuitant. The MGIB rider will terminate upon a change of ownership unless the change is due to spousal continuation at the time of the owner's death. Once you purchase the MGIB rider, the annuitant may not be changed except when an annuitant who is not a contract owner dies prior to annuitization. In such a case, a new annuitant may be named in accordance with the provisions of your Contract. The MGIB Benefit Base is unaffected and continues to accumulate.

Death of Owner. The MGIB rider and the MGIB rider charges automatically terminate if you die during the accumulation phase (first owner to die if there are multiple contract owners, or at death of the annuitant if the contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract.

The MGIB rider does not restrict or limit your right to annuitize the Contract at any time permitted under the Contract. The MGIB rider does not restrict your right to annuitize the Contract using Contract income factors that may be higher than the MGIB rider income factors.

The benefits associated with the MGIB rider are available only if you annuitize your Contract under the rider and in accordance with the provisions set forth above. Annuitizing using the MGIB may result in a more favorable stream of income payments, and different tax consequences, under your Contract. Because the MGIB rider income factors are generally more conservative than the Contract income factors, the level of lifetime income that it guarantees may be less than the level that might be provided by the application of your contract value to the Contract's applicable annuity factors. You should consider all of your options at the time you begin the income phase of your Contract.

Voya LifePay Minimum Guaranteed Withdrawal Benefit ("Voya LifePay") Rider

As of March 15, 2010, the Voya LifePay rider is no longer available for purchase by owners of existing contracts.

The Voya LifePay rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of the annuitant, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

Purchase. In order to elect the Voya LifePay rider, the annuitant must be the owner or one of the owners, unless the owner is a non-natural owner. Joint annuitants are not allowed. The minimum issue age is 50 and the maximum issue age is 80. The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the contract anniversary on which the rider is effective. But some broker-dealers may limit the availability of the rider to younger ages. The Voya LifePay rider is available for Contracts issued on and after November 1, 2004, (subject to availability) that do not already have a living benefit rider. **The Voya LifePay rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below**. The Company in its discretion may allow the rider to be elected during the 30-day period preceding a contract anniversary. Such election must be received in good order, including compliance with the investment restrictions described below. The rider will be effective as of that contract anniversary. **If the Voya LifePay rider is not available, or if your Contract has the Minimum Guaranteed Withdrawal Benefit rider, then please see "APPENDIX J – Minimum Guaranteed Withdrawal Benefit."**

Rider Date. The rider date is the date the Voya LifePay rider becomes effective. If you purchase the Voya LifePay rider when the Contract is issued, the rider date is also the contract date.

No Cancellation. Once you purchase the Voya LifePay rider, you many not cancel it unless you cancel the Contract during the Contract's free look period, surrender, annuitize or otherwise terminate the Contract. These events automatically cancel the Voya LifePay rider. The Company may, at its discretion, cancel and/or replace the Voya LifePay rider at your request in order to renew or reset the rider.

Termination. The Voya LifePay rider is a "living benefit" which means the guaranteed benefits offered are intended to be available to you while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if:

- You annuitize, surrender or otherwise terminate your Contract during the accumulation phase; or
- You die during the accumulation phase (first owner to die if there are multiple contract owners, or death of annuitant if the contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract.

The Voya LifePay rider will also terminate if there is a change in contract ownership (other than a spousal beneficiary continuation on your death). Other circumstances that may cause the Voya LifePay rider to terminate automatically are discussed below.

Lifetime Guaranteed Withdrawal Status. This status begins on the date the rider is issued (the "effective date of the rider") and continues until the earliest of:

- The annuity commencement date;
- Reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal **(see "Lifetime Automatic Periodic Benefit Status" below)**;
- Reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;
- The surrender or annuitization of the Contract; or
- The death of the owner, or first owner, in the case of joint owners, unless your spouse beneficiary elects to continue the Contract.

As described below, certain features of the Voya LifePay rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

How the Voya LifePay Rider Works. The Voya LifePay Withdrawal Benefit rider has two phases. The first phase, called the Growth Phase, begins on the effective date of the rider and ends as of the business day before the first withdrawal is taken (or when the annuity commencement date is reached). The second phase is called the Withdrawal Phase. This phase begins as of the date of the first withdrawal or the annuity commencement date, whichever occurs first.

Benefits paid under the Voya LifePay rider require the calculation of the Maximum Annual Withdrawal. The Voya LifePay Base (referred to as the "MGWB Base" in the Contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows.

- If you purchased the Voya LifePay rider on the contract date, the initial Voya LifePay Base is equal to the initial premium; or
- If you purchased the Voya LifePay rider after the contract date, the initial Voya LifePay Base is equal to the contract value on the effective date of the rider.

The initial Voya LifePay Base is increased dollar-for-dollar by any premiums received during the Growth Phase ("eligible premiums"). The Voya LifePay Base is also increased to equal the contract value if the contract value is greater than the current Voya LifePay Base, on each contract quarterly anniversary after the effective date of the rider and during the Growth Phase. The Voya LifePay Base has no additional impact on the calculation of annuity payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the Voya LifePay Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal if you choose to reset the Voya LifePay rider **(see "Voya LifePay Reset Option," below)**. We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals a percentage of the greater of: (1) the contract value; and (2) the Voya LifePay Base as of the last day of the Growth Phase. The first withdrawal after the effective date of the rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, after calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal percentage, which varies by age of the annuitant on the date the Withdrawal Phase begins, is as follows:

Annuitant Age	Maximum Annual Withdrawal %
50 to 59	4%
60 to 75	5%
76 to 80	6%
81+	7%

Once determined, the Maximum Annual Withdrawal percentage never changes for the Contract, except as provided for under spousal continuation. **See "Continuation After Death – Spouse" below.** This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at that time, the lower the Maximum Annual withdrawal percentage.

If the rider is in the Growth Phase, and the annuity commencement date is reached, the rider will enter the Withdrawal Phase and will be annuitized. In lieu of the annuity options under the Contract, you may elect a life only annuity option under which we will pay the greater of the annuity payout under the Contract and annual payments equal to the Maximum Annual Withdrawal.

If withdrawals in any contract year exceed the Maximum Annual Withdrawal, the Maximum Annual Withdrawal will be reduced proportionally. This means that the Maximum Annual Withdrawal will be reduced by the same proportion as the withdrawal in excess of the Maximum Annual Withdrawal (the "excess withdrawal") is of the contract value determined:

- Before the withdrawal, for the excess withdrawal; and
- After the withdrawal, for the amount withdrawn up to the Maximum Annual Withdrawal (without regard to the excess withdrawal).

When a withdrawal is made, the total withdrawals taken in a contract year are compared with the current Maximum Annual Withdrawal. To the extent that the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, any applicable Market Value Adjustment or surrender charges will not be applied to the withdrawal. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, any surrender charges and/or Market Value Adjustment are considered to be part of the withdrawal. **See APPENDIX H, Illustration 1 and 2 for examples of this concept.**

Required Minimum Distributions. Withdrawals taken from the Contract to satisfy the Required Minimum Distribution rules of the Tax Code that exceed the Maximum Annual Withdrawal for a specific contract year, will not be deemed excess withdrawals in that contract year for purposes of the Voya LifePay rider, subject to the following rules:

- If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal;
- You may withdraw the Additional Withdrawal Amount from this Contract without it being deemed an excess withdrawal;
- Any withdrawals taken in a contract year will count first against the Maximum Annual Withdrawal for that contract year;
- Once the Maximum Annual Withdrawal for the then current contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal will count against and reduce any Additional Withdrawal Amount;
- Withdrawals that exceed the Additional Withdrawal Amount are excess withdrawals and will reduce the Maximum Annual Withdrawal proportionally, as described above;
- The Additional Withdrawal Amount is reset to zero at the end of each calendar year, and remains at zero until it is reset in January of the following calendar year, even if, pursuant to the Tax Code, the contract owner may take a Required Minimum Distribution for that calendar year after the end of the calendar year; and
- If the Contract is still in the Growth Phase on the date the Additional Withdrawal Amount is deducted, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be equal to the amount in excess of the Maximum Annual Withdrawal necessary to satisfy the Required Minimum Distribution for that year (if any).

See APPENDIX H, Illustration 3.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the Contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the Voya LifePay Base on a proportional basis, and during the Withdrawal Phase these withdrawals are treated as any other withdrawal.

Lifetime Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the Contract and the rider will terminate due to the proportional reduction described in **"Determination of the Maximum Annual Withdrawal," above**.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Lifetime Guaranteed Withdrawal Status, the rider will enter Lifetime Automatic Periodic Benefit Status and you are entitled to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the rider enters Lifetime Automatic Periodic Benefit Status:
- The Contract will provide no further benefits other than as provided under the Voya LifePay rider;
- No further premium payments will be accepted; and
- Any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the Contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

The periodic payments will begin on the last day of the first full contract year following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

Voya LifePay Reset Option. Beginning one year after the Withdrawal Phase begins, you may choose to reset the Maximum Annual Withdrawal, if the Maximum Annual Withdrawal Percentage of the contract value would be greater than your current Maximum Annual Withdrawal. You must elect to reset by a request in a form satisfactory to us. On the date the request is received (the "Reset Effective Date"), the Maximum Annual Withdrawal will increase to be equal to the Maximum Annual Withdrawal Percentage of the contract value on the Reset Effective Date. The reset option is only available when the rider is in Lifetime Guaranteed Withdrawal Status.

After exercising the reset option, you must wait one year before electing to reset again. We will not accept a request to reset if the new Maximum Annual Withdrawal on the date the request is received would be less than your current Maximum Annual Withdrawal.

If the reset option is exercised, the charge for the Voya LifePay rider will be equal to the charge then in effect for a newly purchased rider but will not exceed the maximum annual charge of 1.20%. However, we guarantee that the rider charge will not increase for resets exercised within the first five contract years. **See APPENDIX H, Illustration 4.**

Investment Option Restrictions. While the Voya LifePay rider is in effect, there are limits on the investment portfolios to which your contract value may be allocated. Contract value allocated to investment portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such contract value in the Fixed Allocation Fund. **See "Fixed Allocation Fund Automatic Rebalancing" below.**

Accepted Funds. The currently available Accepted Funds are listed in **APPENDIX L**. We may change these designations at any time upon 30 days' notice to you. If a change is made, the change will apply to contract value allocated to such funds after the date of the change.

Fixed Allocation Funds. The currently available Fixed Allocation Funds are listed in **APPENDIX L**. We may allocate your contract value to one or more Fixed Allocation Funds. We consider the Voya Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

For purposes of calculating any applicable death benefit guaranteed under the Contract, any allocation of contract value to the Fixed Allocation Fund will be considered a Covered Fund allocation while the rider is in effect.

Other **Funds.** All investment portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Fund are considered Other Funds.

Fixed Allocation Fund Automatic Rebalancing. If the contract value in the Fixed Allocation Fund is less than 20% of the total contract value allocated to the Fixed Allocation Fund and Other Funds on any Voya LifePay Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Fund and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Fund. Accepted Funds are excluded from Fixed Allocation Fund Automatic Rebalancing. Any rebalancing is done proportionally among the Other Funds and will be the last transaction processed on that date. The Voya LifePay Rebalancing Dates occur on each contract anniversary and after the following transactions:
- Receipt of additional premiums;
- Transfer or reallocation among the Fixed Allocation Fund or Other Funds, whether automatic or specifically directed by you; and
- Withdrawals from the Fixed Allocation Fund or Other Funds.

Fixed Allocation Fund Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Fund Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. **See "APPENDIX H – *Examples of Fixed Allocation Fund Automatic Rebalancing.*"**

In certain circumstances, Fixed Allocation Fund Automatic Rebalancing may result in a reallocation into the Fixed Allocation Fund even if you have not previously been invested in it. **See "APPENDIX H – *Examples of Fixed Allocation Fund Automatic Rebalancing,* Example I." By electing to purchase the Voya LifePay rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Fund. You should not purchase the Voya LifePay rider if you do not wish to have your contract value reallocated in this manner.**

Death of Owner or Annuitant. The Voya LifePay rider and charges terminate on the earlier of:
- If the rider is in Lifetime Guaranteed Withdrawal status, the date of receipt of due proof of death ("claim date") of the owner (or in the case of joint owners, the first owner) or the annuitant if there is a non-natural owner; or
- The date the rider enters Lifetime Automatic Periodic Benefit status.

Continuation After Death – Spouse. If the surviving spouse of the deceased owner continues the Contract **(see "DEATH BENEFIT CHOICES – Continuation After Death – Spouse")**, the rider will also continue, provided the following conditions are met:
- The spouse is at least 50 years old on the date the Contract is continued; and
- The spouse becomes the annuitant and sole owner.

If the rider is in the Growth Phase at the time of spousal continuation:
- The rider will continue in the Growth Phase;
- On the date the rider is continued, the Voya LifePay Base will be reset to equal the greater of the Voya LifePay Base and the then current contract value;
- The Voya LifePay charges will restart and be the same as were in effect prior to the claim date; and
- The Maximum Annual Withdrawal percentage will be determined as of the date of the first withdrawal, whenever it occurs, and will be based on the spouse's age on that date.

If the rider is in the Withdrawal Phase at the time of spousal continuation:
- The rider will continue in the Withdrawal Phase;
- On the contract anniversary following the date the rider is continued:
  - > If the surviving spouse was not the annuitant before the owner's death, the Maximum Annual Withdrawal is recalculated by multiplying the contract value on that contract anniversary by the Maximum Annual Withdrawal percentage based on the surviving spouse's age on that contract anniversary, and the Maximum Annual Withdrawal is considered to be zero from the claim date to that contract anniversary. Withdrawals are permitted pursuant to the other provisions of the Contract. Withdrawals causing the contract value to fall to zero will terminate the Contract and the rider; or
  - > If the surviving spouse was the annuitant before the owner's death, the Maximum Annual Withdrawal is recalculated as the greater of the Maximum Annual Withdrawal on the claim date (adjusted for excess withdrawals thereafter) and the Maximum Annual Withdrawal resulting from multiplying the contract value on that contract anniversary by the Maximum Annual Withdrawal percentage. The Maximum Annual Withdrawal does not go to zero on the claim date and withdrawals may continue under the rider provisions; and
- The rider charges will restart on the contract anniversary following the date the rider is continued and will be the same as were in effect prior to the claim date.

Effect of Voya LifePay Rider on Death Benefit. If you die before Lifetime Automatic Periodic Benefit Status begins under the Voya LifePay rider, the death benefit is payable, but the rider terminates. However, if the beneficiary is the owner's spouse, and the spouse elects to continue the Contract, the death benefit is not payable until the spouse's death. **Thus, you should not purchase this rider with multiple owners, unless the owners are spouses. See "Death of Owner or Annuitant" and "Continuation After Death – Spouse" above for further information.**

While in Lifetime Automatic Periodic Benefit Status, if the owner who is not the annuitant dies, we will continue to pay the periodic payments that the owner was receiving under the Voya LifePay rider to the annuitant. While in Lifetime Automatic Periodic Benefit Status, if an owner who is also the annuitant dies, the periodic payments will stop. No other death benefit is payable.

Change of Owner or Annuitant. Other than as provided above under **"Continuation After Death – Spouse,"** you may not change the annuitant. The rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:
- Spousal continuation as described above;
- Change of owner from one custodian to another custodian;
- Change of owner from a custodian for the benefit of an individual to the same individual;
- Change of owner from an individual to a custodian for the benefit of the same individual;
- Collateral assignments;
- Change in trust as owner where the individual owner and the grantor of the trust are the same individual;
- Change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual; and

Change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual.

Surrender Charges. If you elect the Voya LifePay rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments under the Voya LifePay rider are not subject to surrender charges.

Loans. The portion of any contract value used to pay off an outstanding loan balance will reduce the Voya LifePay Base or Maximum Annual Withdrawal as applicable. We do not recommend the Voya LifePay rider if loans are contemplated.

Taxation. For more information about the tax treatment of amounts paid to you under the Voya LifePay Rider, **see "FEDERAL TAX CONSIDERATIONS – Tax Consequences of Living Benefits and Enhanced Death Benefits."**

Voya Joint LifePay Minimum Guaranteed Withdrawal Benefit ("Voya Joint LifePay") Rider

As of March 15, 2010, the Voya Joint LifePay rider is no longer available for purchase by owners of existing contracts.

The Voya Joint LifePay rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of both you and your spouse, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are married and are concerned that you and your spouse may outlive your income.

Purchase. The Voya Joint LifePay rider is only available for purchase by individuals who are married at the time of purchase and eligible to elect spousal continuation (as defined by the Tax Code) when the death benefit becomes payable. We refer to these individuals as spouses. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the Voya Joint LifePay rider. **See "Ownership, Annuitant, and Beneficiary Designation Requirements" below.**

The minimum issue age is 55 and the maximum issue age is 80. Both spouses must meet these issue age requirements on the contract anniversary on which the Voya Joint LifePay rider is effective. The issue age is the age of the owners on the contract anniversary on which the rider is effective. Some broker/dealers may limit the maximum issue age to ages younger than age 80, but in no event lower than age 55. We reserve the right to change the minimum or maximum issue ages on a nondiscriminatory basis. The Voya Joint LifePay rider is available for Contracts issued on and after November 1, 2004, (subject to availability) that do not already have a living benefit rider. **The Voya Joint LifePay rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below.** For Contracts with the Voya LifePay rider, you may elect the Voya Joint LifePay rider in place of the Voya LifePay rider for a limited time. For more information, please contact Customer Service. The Company in its discretion may allow the Voya Joint LifePay rider to be elected during the 30-day period preceding a contract anniversary. Such election must be received in good order, including owner, annuitant, and beneficiary designations and in compliance with the investment restrictions described below. The Voya Joint LifePay rider will be effective as of that contract anniversary.

Ownership, Annuitant, and Beneficiary Designation Requirements. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the Voya Joint LifePay rider. These designations depend upon whether the Contract is issued as a nonqualified Contract, an IRA or a custodial IRA. In all cases, the ownership, annuitant, and beneficiary designations must allow for the surviving spouse to continue the Contract when the death benefit becomes payable, as provided by the Tax Code. Non-natural, custodial owners are only allowed with IRAs ("custodial IRAs"). Joint annuitants are not allowed. The necessary ownership, annuitant, and/or beneficiary designations are described below. Applications that do not meet the requirements below will be rejected. We reserve the right to verify the date of birth and social security number of both spouses.

Nonqualified Contracts. For a jointly owned contract, the owners must be spouses, and the annuitant must be one of the owners. For a Contract with only one owner, the owner's spouse must be the sole primary beneficiary and the annuitant must be one of the spouses.

IRAs. There may only be one owner, who must also be the annuitant. The owner's spouse must be the sole primary beneficiary.

Custodial IRAs. While we do not maintain individual owner and beneficiary designations for IRAs held by an outside custodian, the ownership and beneficiary designations with the custodian must comply with the requirements listed in "IRAs" above. The annuitant must be the same as the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and the owner's spouse.

Rider Date. The Voya Joint LifePay rider date is the date the Voya Joint LifePay rider becomes effective. If you purchase the Voya Joint LifePay rider when the Contract is issued, the Voya Joint LifePay rider date is also the contract date.

No Cancellation. Once you purchase the Voya Joint LifePay rider, you many not cancel it unless you: (1) cancel the Contract during the Contract's free look period (or otherwise cancel the Contract pursuant to its terms);(2) surrender; or (3) annuitize in lieu of payments under the Voya Joint LifePay rider. These events automatically cancel the Voya Joint LifePay rider. The Company may, at its discretion, cancel and/or replace the Voya Joint LifePay rider at your request in order to renew or reset the Voya Joint LifePay rider.

Termination. The Voya Joint LifePay rider is a "living benefit" which means the guaranteed benefits offered are intended to be available to you and your spouse while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you:
- Terminate your Contract pursuant to its terms during the accumulation phase, surrender or begin receiving annuity payments in lieu of payments under the Voya Joint LifePay rider;
- Die during the accumulation phase (first owner to die in the case of joint owners, or death of annuitant if the Contract is a custodial IRA), unless your spouse elects to continue the Contract (and your spouse is active for purposes of the Voya Joint LifePay rider); or
- Change the owner of the Contract (other than a spousal continuation by an active spouse).

See "Change of Owner or Annuitant," below. Other circumstances that may cause the Voya Joint LifePay rider to terminate automatically are discussed below.

Active Status. Once the Voya Joint LifePay rider has been issued, a spouse must remain in "active" status in order to exercise rights and receive the benefits of the Voya Joint LifePay rider after the first spouse's death by electing spousal continuation. In general, changes to the ownership, annuitant, and/or beneficiary designation requirements noted above will result in one spouse being designated as "inactive." Inactive spouses are not eligible to continue the benefits of the Voya Joint LifePay rider after the death of the other spouse. Once designated "inactive," a spouse may not regain active status under the Voya Joint LifePay rider. Specific situations that will result in a spouse's designation as "inactive" include the following:
- For nonqualified Contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the Contract), or the change of one joint owner to a person other than an active spouse;
- For nonqualified Contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an active spouse or any change of beneficiary (including the addition of primary beneficiaries); and
- In the event of the death of one spouse (in which case the deceased spouse becomes inactive).

An owner may also request that one spouse be treated as inactive. In the case of joint-owned contracts, both contract owners must agree to such a request. An inactive spouse is not eligible to exercise any rights or receive any benefits under the Voya Joint LifePay rider. **However, all charges for the Voya Joint LifePay rider will continue to apply, even if one spouse becomes inactive, regardless of the reason. You should make sure you understand the impact of beneficiary and owner changes on the Voya Joint LifePay rider prior to requesting any such changes.**

A divorce will terminate the ability of an ex-spouse to continue the Contract. **See "Divorce" below.**

Lifetime Guaranteed Withdrawal Status. This status begins on the date the Voya Joint LifePay rider is issued (the "effective date of the Voya Joint LifePay rider") and continues until the earliest of:
- The annuity commencement date;
- Reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
- Reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal **(see "Lifetime Automatic Periodic Benefit Status" below)**;
- The surrender of the Contract; or
- The death of the owner (first owner, in the case of joint owners, or the annuitant, in the case of a custodial IRA), unless your active spouse beneficiary elects to continue the Contract.

As described below, certain features of the Voya Joint LifePay rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

How the Voya Joint LifePay Rider Works. The Voya Joint LifePay rider has two phases. The first phase, called the Growth Phase, begins on the effective date of the Voya Joint LifePay rider and ends as of the business day before the first withdrawal is taken (or when the annuity commencement date is reached). The second phase is called the Withdrawal Phase. This phase begins as of the date you take the first withdrawal of any kind under the Contract (other than investment advisory fees, as described below), or the annuity commencement date, whichever occurs first. During the accumulation phase of the Contract, the Voya Joint LifePay rider may be in either the Growth Phase or the Withdrawal Phase. During the income phase of the Contract, the Voya Joint LifePay rider may only be in the Withdrawal Phase. The Voya Joint LifePay rider is initially in Lifetime Guaranteed Withdrawal Status. While in this status you may terminate the Voya Joint LifePay rider by electing to enter the income phase and begin receiving annuity payments. However, if you have not elected to begin receiving annuity payments, and the Voya Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status because the contract value has been reduced to zero, the Voya Joint LifePay rider and Contract terminate (other than those provisions regarding the payment of the Maximum Annual Withdrawal, as described below) and you can no longer elect to receive annuity payments.

Benefits paid under the Voya Joint LifePay rider require the calculation of the Maximum Annual Withdrawal. The Voya Joint LifePay Base (referred to as the "MGWB Base" in the Contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

- If you purchased the Voya Joint LifePay rider on the contract date, the initial Voya Joint LifePay Base is equal to the initial premium; or
- If you purchased the Voya Joint LifePay rider after the contract date, the initial Voya Joint LifePay Base is equal to the contract value on the effective date of the Voya Joint LifePay rider.

The initial Voya Joint LifePay Base is increased dollar-for-dollar by any premiums received during the Growth Phase ("eligible premiums"). The Voya Joint LifePay Base is also increased to equal the contract value if the contract value is greater than the current Voya Joint LifePay Base, valued on each quarterly contract anniversary after the effective date of the Voya Joint LifePay rider during the Growth Phase. The Voya Joint LifePay Base has no additional impact on the calculation of annuity payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the Voya Joint LifePay Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal if you choose to reset the Voya Joint LifePay rider **(see "Voya Joint LifePay Reset Option," below)**. We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals the Maximum Annual Withdrawal percentage multiplied by the greater of the contract value and the Voya Joint LifePay Base, as of the last day of the Growth Phase. The first withdrawal after the effective date of the Voya Joint LifePay rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, immediately after calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal percentage, which varies by age of the youngest active spouse on the date the Withdrawal Phase begins, is as follows:

Annuitant Age	Maximum Annual Withdrawal Percentage
55 to 64	4%
65 to 75	5%
76 to 80	6%
81+	7%

Once determined the Maximum Annual Withdrawal percentage never changes for the Contract. This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at the time, the lower the Maximum Annual Withdrawal percentage.

If the Voya Joint LifePay rider is in the Growth Phase, and the annuity commencement date is reached, the Voya Joint LifePay rider will enter the Withdrawal Phase and annuity payments will begin. In lieu of the annuity options under the Contract, you may elect a life only annuity option under which we will pay the greater of the annuity payout under the Contract and equal annual payments the Maximum Annual Withdrawal, provided that, if both spouses are active, payments under the life only annuity option will be calculated using the joint life expectancy table for both spouses. If only one spouse is active, payments will be calculated using the single life expectancy table for the active spouse. Withdrawals in a contract year that do not exceed the Maximum Withdrawal Amount do not reduce the Maximum Withdrawal Amount. However, if withdrawals in any contract year exceed the Maximum Annual Withdrawal (an "excess withdrawal"), the Maximum Annual Withdrawal will be reduced on a proportional basis. This means that the Maximum Annual Withdrawal will be reduced by the same proportion as the excess withdrawal is of the contract value determined after the deduction of the amount withdrawn up to the Maximum Annual Withdrawal but before deduction of the excess withdrawal.

When a withdrawal is made, the total withdrawals taken in a contract year are compared with the current Maximum Annual Withdrawal. To the extent that the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, any Market Value Adjustment or surrender charges will not be considered. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, any surrender charges and/or Market Value Adjustment are considered to be part of the withdrawal, and will be included in the proportional adjustment to the Maximum Annual Withdrawal. **See APPENDIX H, Illustrations 1 and 2 for examples of this concept.**

Required Minimum Distributions. Withdrawals taken from the Contract to satisfy the Required Minimum Distribution rules of the Tax Code are considered withdrawals for purposes of the Voya Joint LifePay rider, and will begin the Withdrawal Phase if the Withdrawal Phase has not already started. Any such withdrawal, which exceeds the Maximum Annual Withdrawal for a specific contract year, will not be deemed excess withdrawals in that contract year, for purposes of the Voya Joint LifePay rider subject to the following:

- If the contract owner's Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to the Contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal;
- You may withdraw the Additional Withdrawal Amount from this Contract without it being deemed an excess withdrawal;
- Any withdrawals taken in a contract year will count first against the Maximum Annual Withdrawal for that contract year;
- Once the Maximum Annual Withdrawal for the then current contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal will count against and reduce any Additional Withdrawal Amount;
- Withdrawals that exceed the Additional Withdrawal Amount are excess withdrawals and will reduce the Maximum Annual Withdrawal on a proportional basis, as described above;
- The Additional Withdrawal Amount is reset to zero at the end of each calendar year, and remains at zero until it is reset in January of the following calendar year, even if, pursuant to the Tax Code, the contract owner may take a Required Minimum Distribution for that calendar year after the end of the calendar year; and
- If the Contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be equal to the amount in excess of the Maximum Annual Withdrawal Amount necessary to satisfy the Required Minimum Distribution for that year (if any).

See APPENDIX H, Illustration 3.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the Contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the Voya Joint LifePay Base proportionally, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Lifetime Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the Contract and the Voya Joint LifePay rider will terminate due to the proportional reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the Voya Joint LifePay rider is in Lifetime Guaranteed Withdrawal Status, the Voya Joint LifePay rider will enter Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the Voya Joint LifePay rider you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the Voya Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status:

- The Contract will provide no further benefits (including death benefits) other than as provided under the Voya Joint LifePay rider;
- No further premium payments will be accepted; and
- Any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. The time period for which we will make these payments will depend upon whether one or two spouses are active under the Voya Joint LifePay rider at the time this status begins. If both spouses are active under the Voya Joint LifePay rider, these payments will cease upon the death of the second spouse, at which time both the Voya Joint LifePay rider and the Contract will terminate without further value. If only one spouse is active under the Voya Joint LifePay rider, the payments will cease upon the death of the active spouse, at which time both the Voya Joint LifePay rider and the Contract will terminate without value.

If the Maximum Annual Withdrawal exceeds the net withdrawals taken in the contract year when the Voya Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status (including the withdrawal that results in the contract value decreasing to zero), that difference will be paid immediately to the contract owner. The periodic payments will begin on the last day of the first full contract year following the date the Voya Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the Contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your Contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the Voya Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

Voya Joint LifePay Reset Option. Beginning one year after the Withdrawal Phase begins, you may choose to reset the Maximum Annual Withdrawal, if the Maximum Annual Withdrawal percentage multiplied by the contract value would be greater than your current Maximum Annual Withdrawal. You must elect to reset by a request in a form satisfactory to us. On the date the request is received (the "Reset Effective Date"), the Maximum Annual Withdrawal will increase to be equal to the Maximum Annual Withdrawal percentage multiplied by the contract value on the Reset Effective Date. The reset option is only available when the Voya Joint LifePay rider is in Lifetime Guaranteed Withdrawal Status. We reserve the right to limit resets to the contract anniversary.

After exercising the reset option, you must wait one year before electing to reset again. We will not accept a request to reset if the new Maximum Annual Withdrawal on the date the request is received would be less than your current Maximum Annual Withdrawal.

If the reset option is exercised, the charge for the Voya Joint LifePay rider will be equal to the charge then in effect for a newly purchased rider but will not exceed the maximum annual charge of 1.50%. However, we guarantee that the Voya Joint LifePay rider charge will not increase for resets exercised within the first five contract years. **See APPENDIX H, Illustration 4.**

Investment Option Restrictions. In order to mitigate the insurance risk inherent in our guarantee to provide you and your spouse with lifetime payments (subject to the terms and restrictions of the Voya Joint LifePay rider), we require that your contract value be allocated in accordance with certain limitations. In general, to the extent that you choose not to invest in the Accepted Funds, we require that 20% of the amount not so invested be invested in the Fixed Allocation Fund. We will require this allocation regardless of your investment instructions to the Contract, as described below.

While the Voya Joint LifePay rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such contract value in the Fixed Allocation Fund. **See "Fixed Allocation Fund Automatic Rebalancing" below**.

Accepted Funds. The currently available Accepted Funds are listed in **APPENDIX L.** We may change these designations at any time upon 30 days' notice to you. If a change is made, the change will apply to contract value allocated to such funds after the date of the change.

Fixed Allocation Funds. The currently available Fixed Allocation Funds are listed in **APPENDIX L.** We may allocate your contract value to one or more Fixed Allocation Funds. We consider the Voya Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All investment portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Fund are considered Other Funds.

Fixed Allocation Fund Automatic Rebalancing. If the contract value in the Fixed Allocation Fund is less than 20% of the total contract value allocated to the Fixed Allocation Fund and Other Funds on any Voya Joint LifePay Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Fund and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Fund. Accepted Funds are excluded from Fixed Allocation Fund Automatic Rebalancing. Any rebalancing is done proportionally among the Other Funds and will be the last transaction processed on that date. The Voya Joint LifePay Rebalancing Dates occur on each contract anniversary and after the following transactions:
- Receipt of additional premiums;
- Transfer or reallocation among the Fixed Allocation Fund or Other Funds, whether automatic or specifically directed by you; and
- Withdrawals from the Fixed Allocation Fund or Other Funds.

Fixed Allocation Fund Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Fund Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. **See "APPENDIX I – *Examples of Fixed Allocation Fund Automatic Rebalancing."***

In certain circumstances, Fixed Allocation Fund Automatic Rebalancing may result in a reallocation into the Fixed Allocation Fund even if you have not previously been invested in it. **See "APPENDIX I – *Examples of Fixed Allocation Fund Automatic Rebalancing, Example I."* By electing to purchase the Voya Joint LifePay rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Fund. You should not purchase the Voya Joint LifePay rider if you do not wish to have your contract value reallocated in this manner.**

Divorce. Generally, in the event of a divorce, the spouse who retains ownership of the Contract will continue to be entitled to all rights and benefits of the Voya Joint LifePay rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during Lifetime Guaranteed Withdrawal Status, the Voya Joint LifePay rider continues, and terminates upon the death of the owner (first owner in the case of joint owners, or the annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the Voya Joint LifePay rider cannot be continued by the new spouse. As the result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal will be considered a withdrawal for purposes of the Maximum Annual Withdrawal amount. In other words, if a withdrawal incident to a divorce exceeds the Maximum Annual Withdrawal amount, it will be considered an excess withdrawal. **See "Determination of the Maximum Annual Withdrawal," above.** As noted, in the event of a divorce there is no change to the Maximum Annual Withdrawal and we will continue to deduct charges for the Voya Joint LifePay rider.

In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change to the periodic payments made. Payments will continue until both spouses are deceased.

Death of Owner. The death of the owner (or in the case of joint owners, the first owner, or for custodial IRAs, the annuitant) during Lifetime Guaranteed Withdrawal Status may cause the termination of the Voya Joint LifePay rider and its charges, depending upon whether one or both spouses are in active status at the time of death, as described below.
- **If both spouses are in active status:** If the surviving spouse elects to continue the Contract and becomes the sole owner and annuitant, the Voya Joint LifePay rider will remain in effect pursuant to its original terms and Voya Joint LifePay coverage and charges will continue. As of the date the Contract is continued, the Maximum Annual Withdrawal will be set to the greater of the existing Maximum Annual Withdrawal or the Maximum Annual Withdrawal percentage multiplied by the contract value on the date the Contract is continued. Such a reset will not count as an exercise of the Voya Joint LifePay Reset Option, and rider charges will not increase.

   If the surviving spouse elects not to continue the Contract, Voya Joint LifePay rider coverage and charges will cease upon the earlier of payment of the death benefit or notice that an alternative distribution option has been chosen.

- **If the surviving spouse is in inactive status:** The Voya Joint LifePay rider terminates and Voya Joint LifePay coverage and charges cease upon proof of death.

Change of Owner or Annuitant. Other than as a result of spousal continuation, you may not change the annuitant. The Voya Joint LifePay rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

- Spousal continuation by an active spouse, as described above;
- Change of owner from one custodian to another custodian for the benefit of the same individual;
- Change of owner from a custodian for the benefit of an individual to the same individual (in order to avoid the owner's spouse from being designated inactive, the owner's spouse must be named sole beneficiary under the Contract);
- Change of owner from an individual to a custodian for the benefit of the same individual;
- Collateral assignments;
- For nonqualified Contracts only, the addition of a joint owner, provided that the additional joint owner is the original owner's spouse and is active when added as joint owner;
- For nonqualified Contracts, removal of a joint owner, provided the removed joint owner is active and becomes the primary contract beneficiary; and
- Change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner if both were active spouses at the time of the change.

Surrender Charges. If you elect the Voya Joint LifePay rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments under the Voya Joint LifePay rider are not subject to surrender charges, nor will these amounts be subject to any other charges under the Contract.

Federal Tax Considerations. For more information about the tax treatment of amounts paid to you under the Voya Joint LifePay rider, **see "FEDERAL TAX CONSIDERATIONS – Tax Consequences of Living Benefits and Enhanced Death Benefits".**

WITHDRAWALS

Except under certain qualified Contracts, you may withdraw all or part of your money any time during the accumulation phase and before the death of the contract owner. If you request a withdrawal for more than 90% of the cash surrender value, and the remaining cash surrender value after the withdrawal is less than $2,500, we will treat it as a request to surrender the Contract. If any single withdrawal or the sum of withdrawals exceeds the Free Withdrawal Amount, you will incur a surrender charge. The Free Withdrawal Amount is the total of (1) your cumulative earnings (which is your contract value less premium payments received and prior withdrawals); and (2) 10% of premium payments not previously withdrawn received within eight years prior to the date of the withdrawal.

You need to submit to us a request specifying the Fixed Interest Allocations or subaccounts from which to withdraw amounts, otherwise we will make the withdrawal proportionally from all of the subaccounts in which you are invested. If there is not enough contract value in the subaccounts, we will deduct the balance of the withdrawal from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until we have honored your request. We will apply a Market Value Adjustment to any withdrawal from your Fixed Interest Allocation taken more than 30 days before its maturity date. Definitive guidance on the proper federal tax treatment of the Market Value Adjustment has not been issued. You may want to discuss the potential tax consequences of a Market Value Adjustment with your tax and/or legal adviser. We will determine the contract value as of the close of business on the day we receive your withdrawal request at Customer Service. The contract value may be more or less than the premium payments made.

If any limitation on allocations to the Restricted Funds has been exceeded, subsequent withdrawals must be taken so that the percentage of contract value in the Restricted Funds following the withdrawal would not be greater than the percentage of contract value in the Restricted Funds prior to the withdrawal. So in this event, you would either need to take your withdrawal from the Restricted Funds or proportionally from all variable subaccounts.

Please be aware that the benefit we pay under certain optional benefit riders may be reduced by any withdrawals you take while the optional benefit rider is in effect. Withdrawals may be subject to taxation and tax penalties.

We offer the following three withdrawal options:

Regular Withdrawals

After the free look period, you may make regular withdrawals. Each withdrawal must be a minimum of $100. We will apply a Market Value Adjustment to any regular withdrawal you take from a Fixed Interest Allocation more than 30 days before its maturity date. **See APPENDIX C and the Fixed Account II prospectus for more information on the application of Market Value Adjustment.**

Systematic Withdrawals

You may choose to receive automatic systematic withdrawal payments: (1) from the contract value in the subaccounts in which you are invested; or (2) from the interest earned in your Fixed Interest Allocations. You may not elect the systematic withdrawal option if you are taking IRA withdrawals. Systematic withdrawals may be taken monthly, quarterly or annually. If you have contract value allocated to one or more Restricted Funds, and you elect to receive systematic withdrawals from the subaccounts in which you are invested, the systematic withdrawals must be taken proportionally from all subaccounts in which contract value is invested. If you do not have contract value allocated to a Restricted Fund and choose systematic withdrawals on a non-proportional basis, we will monitor the withdrawals annually. If you subsequently allocate contract value to one or more Restricted Funds, we will require you to take your systematic withdrawals proportionally from all subaccounts in which contract value is invested. There is no additional charge for this feature.

You decide the date on which you would like your systematic withdrawals to start. This date must be at least 30 days after the contract date and no later than the 28th day of the month. Subject to these rules, if you have not indicated the date, your systematic withdrawals will occur on the next business day after your contract date (or the monthly or quarterly anniversary thereof) for your desired frequency.

Each systematic withdrawal amount must be a minimum of $100. The amount of your systematic withdrawal can either be: (1) a fixed dollar amount; or (2) an amount based on a percentage of the premiums not previously withdrawn from the subaccounts in which you are invested. Both forms of systematic withdrawals are subject to the applicable maximum as shown below, which is calculated on each withdrawal date:

Frequency	Maximum Percentage of Premiums not Previously Withdrawn
Monthly	0.83%
Quarterly	2.50%
Annually	10.00%

A fixed dollar systematic withdrawal of less than $100 on any withdrawal date will terminate your systematic withdrawal. Your fixed dollar systematic withdrawals will never exceed the maximum percentage. If you want fixed dollar systematic withdrawals to exceed the maximum percentage and are willing to incur associated surrender charges, consider the Fixed Dollar Systematic Withdrawal Feature discussed below which you may add to your regular fixed dollar systematic withdrawal program.

If your systematic withdrawal is based on a percentage of the premiums not previously withdrawn from the subaccounts in which you are invested, and the amount to be withdrawn based on that percentage would be less than $100, we will automatically increase the amount to $100 as long as it does not exceed the maximum percentage. If the systematic withdrawal would exceed the maximum percentage, we will send the amount, and then automatically cancel your systematic withdrawal option.

We limit systematic withdrawals from Fixed Interest Allocations to interest earnings during the prior month, quarter, or year, depending on the frequency you chose. Systematic withdrawals are not subject to a Market Value Adjustment, unless you have added the Fixed Dollar Systematic Withdrawal Feature discussed below and the payments exceed interest earnings. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(q) and 72(t) distributions. A Fixed Interest Allocation may not participate in both the systematic withdrawal option and the dollar cost averaging program at the same time.

You may change the amount or percentage of your systematic withdrawal once each contract year or cancel this option at any time by sending satisfactory notice to Customer Service at least seven days before the next scheduled withdrawal date. If you submit a subsequent premium payment after you have applied for systematic withdrawals, we will not adjust future withdrawals under the systematic withdrawal program unless you specifically request that we do so. The systematic withdrawal option may commence in a contract year where a regular withdrawal has been taken but you may not change the amount or percentage of your withdrawals in any contract year during which you have previously taken a regular withdrawal.

Subject to availability, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the beneficiary's lifetime ("stretch"). Stretch payments will be subject to the same limitations as systematic withdrawals, and nonqualified stretch payments will be reported on the same basis as other systematic withdrawals.

Fixed Dollar Systematic Withdrawal Feature

You may add the Fixed Dollar Systematic Withdrawal Feature to your regular fixed dollar systematic withdrawal program. This feature allows you to receive a systematic withdrawal in a fixed dollar amount in addition to your systematic withdrawal program regardless of any potential impact of surrender charges or Market Value Adjustments. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(q) and 72(t) distributions. You choose the amount of the fixed systematic withdrawals, which may total up to an annual maximum of 10% of your premium payments not previously withdrawn as determined on the day we receive your election of this feature. We will not recalculate the maximum limit when you make additional premium payments, unless you instruct us to do so. We will assess a surrender charge on the withdrawal date if the withdrawal exceeds the maximum limit as calculated on the withdrawal date. We will assess a Market Value Adjustment on the withdrawal date if the withdrawal from a Fixed Interest Allocation exceeds your interest earnings on the withdrawal date. We will apply the surrender charge and any Market Value Adjustment directly to your contract value (rather than to the withdrawal) so that the amount of each systematic withdrawal remains fixed.

Fixed dollar systematic withdrawals which are intended to satisfy the requirements of Section 72(q) or 72(t) of the Tax Code may exceed the maximum. Such withdrawals are subject to surrender charges and Market Value Adjustments when they exceed the applicable maximum percentage.

IRA Withdrawals

If you have a non-Roth IRA Contract and will be at least age 70½ during the current calendar year, you may elect to have distributions made to you to satisfy requirements imposed by federal tax law. IRA withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service ("IRS") rules governing mandatory distributions under qualified plans. We will send you a notice before your distributions commence. You may elect to take IRA withdrawals at that time, or at a later date. You may not elect IRA withdrawals and participate in systematic withdrawals at the same time. If you do not elect to take IRA withdrawals, and distributions are required by federal tax law, distributions adequate to satisfy the requirements imposed by federal tax law may be made. Thus, if you are participating in systematic withdrawals, distributions under that option must be adequate to satisfy the mandatory distribution rules imposed by federal tax law.

You choose the frequency of your IRA withdrawals (monthly, quarterly or annually) and the start date. This date must be at least 30 days after the contract date and no later than the 28th day of the month. Subject to these rules, if you have not indicated the date, your IRA withdrawal will occur on the next business day after your contract date for your desired frequency.

You may request us to calculate the amount you are required to withdraw from your Contract each year based on the information you give us and various choices you make. **For information regarding the calculation and choices you have, see the SAI.** Or, we will accept your written instructions regarding the calculated amount required to be withdrawn from your Contract each year. The minimum dollar amount you can withdraw is $100. When we determine the required IRA withdrawal amount for a taxable year based on the frequency you select, if that amount is less than $100, we will pay $100.

You may change the payment frequency of your IRA withdrawals once each contract year or cancel this option at any time by sending satisfactory notice to Customer Service at least seven days before the next scheduled withdrawal date.

An IRA withdrawal from a Fixed Interest Allocation in excess of the amount allowed under systematic withdrawals will be subject to a Market Value Adjustment and may be subject to surrender charge.

Consult your tax and/or legal adviser regarding the tax consequences associated with taking withdrawals. You are responsible for determining that withdrawals comply with applicable law. A withdrawal made before the taxpayer reaches age 59½ may result in a 10% penalty tax. **See "FEDERAL TAX CONSIDERATIONS" for more details.**

TRANSFERS AMONG YOUR INVESTMENTS (EXCESSIVE TRADING POLICY)

Between the end of the free look period and the annuity start date, you may transfer your contract value among the subaccounts in which you are invested and your Fixed Interest Allocations. We currently do not charge you for transfers made during a contract year, but reserve the right to charge for each transfer after the twelfth transfer in a contract year. **We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgment or in accordance with applicable law.** We will apply a Market Value Adjustment to transfers from a Fixed Interest Allocation taken more than 30 days before its maturity date, unless the transfer is made under the dollar cost averaging program. Keep in mind that transfers between Covered Funds, Special Funds and Excluded Funds and other investment portfolios may negatively impact your death benefit or rider benefits.

If you allocate contract value to an investment option that has been designated as a Restricted Fund, your ability to transfer contract value to the Restricted Fund may be limited. A transfer to the Restricted Funds will not be permitted to the extent that it would increase the contract value in the Restricted Fund to more than the applicable limits following the transfer. We do not limit transfers from Restricted Funds. If the result of multiple reallocations is to lower the percentage of total contract value in the Restricted Fund, the reallocation will be permitted even if the percentage of contract value in the Restricted Fund is greater than the limit.

Please be aware that the benefit we pay under an optional benefit rider may be affected by certain transfers you make while the rider is in effect. Transfers, including those involving Special Funds or Excluded Funds, may also affect your optional rider base. **See "LIVING BENEFIT RIDERS."**

The minimum amount that you may transfer is $100 or, if less, your entire contract value held in a subaccount or a Fixed Interest Allocation. To make a transfer, you must notify Customer Service and all other administrative requirements must be met. We will determine transfer values at the end of the business day on which we receive the transfer request at Customer Service. If we receive your transfer request after 4 p.m. eastern time or the close of regular trading of the NYSE, we will make the transfer on the next business day.

Separate Account B and the Company will not be liable for following instructions communicated by telephone or other approved electronic means that we reasonably believe to be genuine. We may require personal identifying information to process a request for transfer made over the telephone, over the internet or other approved electronic means. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions, even if appropriate identifying information is provided.

Limits on Frequent or Disruptive Transfers

The Contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should be aware that:**
- **We suspend the Electronic Trading Privileges, as defined below, of any individual or organization if we determine, in our sole discretion, that the individual's or organization's transfer activity is disruptive or not in the best interest of other owners of our variable insurance and retirement products; and**
- **Each underlying fund may limit or restrict fund purchases and we will implement any limitation or restriction on transfers to an underlying fund as directed by that underlying fund.**

Consequently, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the Contract.

Excessive Trading Policy. We and the other members of the Voya family of companies that provide multi-fund variable insurance and retirement products, have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:
- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:
- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:
- Purchases or sales of shares related to non-fund transfers (for example, new premium payments, withdrawals and loans);
- Transfers associated with any scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the Voya family of companies or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit ("VRU"), telephone calls to Customer Service, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip in the prior twelve month period will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of the warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those which involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

We do not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners or, as applicable, to all contract owners investing in the underlying fund.

Our excessive trading policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by Underlying Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the Voya family of companies, either by prospectus or stated Contract, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the Contract. Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the company is required to share information regarding contract owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner transactions, this information may include personal contract owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's transactions if the fund determines that the contract owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of premium or contract value to the fund or all funds within the fund family.

Dollar Cost Averaging

You may elect to participate in our dollar cost averaging program through either the Voya Government Liquid Assets Portfolio or a Fixed Interest Allocation, subject to availability, starting 30 days after the contract date. These investment options serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to the subaccounts you specify. There is no additional charge for dollar cost averaging. Dollar cost averaging is not available with automatic rebalancing and may be subject to limited availability with systematic withdrawals.

We also may offer dollar cost averaging Fixed Interest Allocations for durations of six months and one year, subject to availability, exclusively for use with the dollar cost averaging program.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to other subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

Dollar cost averaging requires a minimum monthly transfer amount of $100. We will transfer all your money allocated to that source account into the subaccount(s) you specify in equal payments over the relevant duration. The last payment will include earnings accrued over duration. If you make an additional premium payment into a Fixed Interest Allocation subject to dollar cost averaging, the amount of your transfers under the dollar cost averaging program remains the same, unless you instruct us to increase the transfer amount.

Transfers under the dollar cost averaging program are not subject to a Market Value Adjustment. However, if you terminate the dollar cost averaging program for a dollar cost averaging Fixed Interest Allocation and there is money remaining in the dollar cost averaging Fixed Interest Allocation, we will transfer the remaining money to the Voya Government Liquid Assets Portfolio. Such transfer will trigger a Market Value Adjustment if the transfer is made more than 30 days before the maturity date of the dollar cost averaging Fixed Interest Allocation.

If you do not specify to which subaccounts you want to transfer the dollar amount of the source account, we will transfer the money to the subaccounts in which you are invested proportionally, subject to any fund purchase restrictions. The transfer date is the same day each month as your contract date. If, on any transfer date, your contract value in a source account is equal or less than the amount you have elected to have transferred, the entire amount will be transferred and the program will end. You may terminate the dollar cost averaging program at any time by sending satisfactory notice to Customer Service at least seven days before the next transfer date.

Transfers under the dollar cost averaging program must be in compliance with the investment restrictions for the living benefit riders. If you set up dollar cost averaging transfers that are not in compliance with such restrictions, the fixed allocation fund automatic rebalancing feature of those living benefit riders will automatically rebalance the amounts to bring them into compliance.

You are permitted to transfer contract value to a Restricted Fund, subject to the limitations described above in this section and in "**THE FUNDS – *Restricted Funds*.**" Compliance with the individual and aggregate Restricted Fund limits will be reviewed when the dollar cost averaging program is established. Transfers under the dollar cost averaging program must be within those limits. We will not review again your dollar cost averaging election for compliance with the individual and aggregate limits for investment in the Restricted Funds except in the case of the transactions described below:

- **Amount added to source account:** If you add amounts to the source account which would increase the amount to be transferred under the dollar cost averaging program, we will review the amounts to be transferred to ensure that the individual and aggregate limits are not being exceeded. If such limits would be exceeded, we will require that the dollar cost averaging transfer amounts be changed to ensure that the transfers are within the limits based on the then-current allocation of contract value to the Restricted Fund(s) and the then-current value of the amount designated to be transferred to that Restricted Fund(s);
- **Additional premium paid:** Up to the individual Restricted Fund percentage limit may be allocated to a Restricted Fund. If you request more than the individual limit be allocated to a Restricted Fund, we will look at the aggregate limit, subtract the current allocation to Restricted Funds, and subtract the current value of amounts to be transferred under the dollar cost averaging program to Restricted Funds. The excess, if any, is the maximum that may be allocated proportionally to the Restricted Funds; and
- **Reallocation request is made while the dollar cost averaging program is active:** If the reallocation would increase the amount allocated to Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to Restricted Funds and less the current value of any remaining amounts to be transferred under the dollar cost averaging program to the Restricted Funds.

We may offer additional subaccounts or fixed interest allocations as part of or withdraw any subaccount or Fixed Interest Allocation from the dollar cost averaging program, stop offering dollar cost averaging Fixed Interest Allocations or otherwise modify, suspend or terminate this program. Such change will not affect any dollar cost averaging programs in operation at the time.

Automatic Rebalancing

If you have at least $10,000 of contract value invested in the subaccounts of Separate Account B, you may elect to have your investments in the subaccounts automatically rebalanced. Automatic rebalancing is not available if you participate in dollar cost averaging. Automatic rebalancing will not take place during the free look period. Automatic rebalancing is subject to any fund purchase restrictions; however, transfers made pursuant to automatic rebalancing do not count toward the 12-transfer limit on free transfers. There is no additional charge for this feature.

You are permitted to reallocate between Restricted and non-Restricted Funds, subject to the limitations described above, in this section and in **"THE FUNDS – *Restricted Funds*."** If the reallocation would increase the amount allocated to the Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to all Restricted Funds.

We will transfer funds under your Contract on a quarterly, semi-annual, or annual calendar basis among the subaccounts to maintain the investment blend of your selected subaccounts. The minimum size of any allocation must be in full percentage points. Rebalancing does not affect any amounts that you have allocated to Fixed Account II. The program may be used in conjunction with the systematic withdrawal option only if withdrawals are taken proportionally.

To participate in automatic rebalancing, send satisfactory notice to Customer Service. We will begin the program on the last business day of the period in which we receive the notice. You may cancel the program at any time. The program will automatically terminate if you choose to reallocate your contract value among the subaccounts or if you make an additional premium payment or partial withdrawal on other than a proportional basis. Additional premium payments and partial withdrawals made proportionally will not cause the automatic rebalancing program to terminate.

The Company may change or discontinue the automatic rebalancing program at any time.

DEATH BENEFIT CHOICES

Death Benefit During the Accumulation Phase

During the accumulation phase, a death benefit (and earnings multiplier benefit, if elected) is payable when either the contract owner, or the first of joint owners or the annuitant (when a contract owner is not an individual) dies before the annuity start date. Assuming you are the contract owner, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the Contract. We calculate the death benefit value as of the close of the business day on which we receive written notice and due proof of death, as well as any required paperwork, at Customer Service ("claim date"). If your beneficiary wants to receive the death benefit on a date later than this, it may affect the amount of the benefit payable in the future. If there is a beneficiary who is not the spouse of the contract owner, the value of the death benefit may be allocated to the Fixed Interest Division and earn a fixed rate of interest from the claim date until the date of payment. If the spouse is the sole beneficiary of the contract owner, the value of the death benefit will remain allocated to the investment options in which contract value is allocated on the claim date and may be subject to market performance, positive or negative, from the claim date until the date of payment. The proceeds may be received in a single sum, applied to any of the annuity options, or, if available, paid over the beneficiary's lifetime. **See "*Systematic Withdrawals*," above.** A beneficiary's right to elect an annuity option or receive a lump-sum payment may have been restricted by the contract owner. If so, such rights or options will not be available to the beneficiary.

If we do not receive a request to apply the death benefit proceeds to an annuity option, we will make a single sum distribution. Subject to the conditions and requirements of state law, unless you elect otherwise, the distribution will generally be made into an interest bearing account, backed by our general account. **This account is not guaranteed by the FDIC and, as part of our general account, is subject to the claims of our creditors.** Beneficiaries that receive death benefit distributions through this account may access the entire proceeds at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and interest credited on the account may be less than under other settlement options. We will generally distribute death benefit proceeds within seven days after Customer Service has received sufficient information to make the payment. **For information on required distributions under federal income tax laws, you should see "Required Distributions Upon Contract Owner's Death."** At the time of death benefit election, the beneficiary may elect to receive the death benefit proceeds by check rather than through the draftbook feature of the interest bearing account by notifying Customer Service. Beneficiaries should carefully review all settlement and payment options available under the Contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option.

You may choose one of the following Death Benefits: (1) the Standard Death Benefit; (2) the Quarterly Ratchet Enhanced Death Benefit; or (3) the Max 7 Enhanced Death Benefit. The Quarterly Ratchet Enhanced Death Benefit and the Max 7 Enhanced Death Benefit are available only if the contract owner or the annuitant (if the contract owner is not an individual) is not more than 79 years old at the time of purchase. The Enhanced Death Benefits are available only at the time you purchase your Contract. The Enhanced Death Benefits are not available where a Contract is owned by joint owners. Not all death benefits are available in every state. If you do not choose a death benefit, your death benefit will be the Standard Death Benefit.

Once you choose a death benefit, you cannot change it. We may stop or suspend offering any of the Enhanced Death Benefit options to new Contracts. A change in ownership of the Contract may affect the amount of the death benefit and the Enhanced Death Benefit. The Voya LifePay and Voya Joint LifePay riders may also affect the death benefit.

The death benefit may be subject to certain mandatory distribution rules required by federal tax law.

In all cases described below, the amount of the death benefit could be reduced by premium taxes owed and withdrawals not previously deducted.

Base Death Benefit. We use the Base Death Benefit to help determine the minimum death benefit payable under each of the death benefit options described below. You do not elect the Base Death Benefit. The Base Death Benefit is equal to the greater of:
- The contract value; and
- The cash surrender value.

Standard Death Benefit. The **Standard Death Benefit** equals the **greater** of:
- The Base Death Benefit; and
- The Standard Minimum Guaranteed Death Benefit ("Standard MGDB") for amounts allocated to Covered Funds plus the contract value allocated to Excluded Funds.

Covered Funds are all investment options not designated as Excluded Funds. No investment options are currently designated as Excluded Funds for purposes of the Standard Death Benefit.

The Standard MGDB allocated to Covered Funds equals premium payments allocated to Covered Funds less proportional adjustments for any withdrawals and transfers.

The Standard MGDB allocated to Excluded Funds equals premium payments allocated to Excluded Funds less proportional adjustments for any withdrawals and transfers. **This calculation is not used for benefit purposes, but only to determine the impact of transfers to and from Excluded Funds.**

Withdrawals reduce the Standard MGDB proportionally. The percentage reduction in the Standard MGDB for each Fund category (i.e. Covered or Excluded) equals the percentage reduction in contract value in that Fund category resulting from the withdrawal. The proportional adjustment is based on the change in contract value resulting from the withdrawal, not the amount requested.

Transfers among Fund categories do not reduce the overall Standard MGDB.
- Net transfers from Covered Funds to Excluded Funds will reduce the Standard MGDB in the Covered Funds proportionally. The increase in the Standard MGDB allocated to Excluded Funds will equal the decrease in the Standard MGDB in Covered Funds.
- Net transfers from Excluded Funds to Covered Funds will reduce the Standard MGDB in Excluded Funds proportionally. The increase in the Standard MGDB allocated to Covered Funds will equal the lesser of the net contract value transferred and the decrease in the Standard MGDB in Excluded Funds.

Enhanced Death Benefit Options. The Contract has Enhanced Death Benefit options designed to protect the contract value from poor investment performance and the impact that poor investment performance could have on the Standard Death Benefit. The Enhanced Death Benefit options enable you to lock in positive investment performance. Under the Enhanced Death Benefit options, if you die before the annuity start date, your beneficiary will receive the greater of the Standard Death Benefit or the Enhanced Death Benefit option elected. The criteria to lock are different. The Quarterly Ratchet Enhanced Death Benefit locks quarterly. The Max 7 Enhanced Death Benefit also locks quarterly, but it also has an element that locks annually at a specified interest rate. Your death benefit under the Max 7 Enhanced Death Benefit would be the greater of these two elements. Which Enhanced Death Benefit option is right for you ultimately depends on whether you want the lock to include a specified interest rate, besides the additional charge. The Enhanced Death Benefit options are explained further below.

Allocation restrictions apply for purposes of determining death benefits. Selecting a Special Fund or Excluded Fund may limit or reduce the Enhanced Death Benefit. We may, with 30 days' notice to you, designate any investment portfolio as a Special Fund or Excluded Fund on existing contracts with respect to new premiums added to such investment portfolio and also with respect to new transfers to such investment portfolio.

For the period during which a portion of the contract value is allocated to a Special Fund or Excluded Fund, we may, at our discretion, reduce the mortality and expense risk charge attributable to that portion of the contract value. The reduced mortality and expense risk charge will be applicable only during that period.

The **Quarterly Ratchet Enhanced Death Benefit** equals the greater of:
- The Standard Death Benefit; and
- The Quarterly Ratchet Minimum Guaranteed Death Benefit ("Quarterly Ratchet MGDB") allocated to Covered Funds plus the contract value allocated to Excluded Funds.

Covered Funds are all investment options not designated as Excluded Funds. No investment options are currently designated as Excluded Funds for purposes of the Quarterly Ratchet MGDB.

The Quarterly Ratchet MGDB allocated to Covered Funds on the contract date equals the premium allocated to Covered Funds. On each quarterly anniversary (three months from the contract date and each three month anniversary of that date) that occurs on or prior to attainment of age 90, the Quarterly Ratchet MGDB in Covered Funds will be set to the greater of:
- The current contract value in Covered Funds (after deductions occurring as of that date); and
- The Quarterly Ratchet MGDB in Covered Funds from the prior quarterly anniversary (after deductions occurring on that date), adjusted for new premiums, partial withdrawals attributable to Covered Funds, and transfers.

Other than on quarterly anniversaries, the Quarterly Ratchet MGDB in the Covered Funds is equal to the Quarterly Ratchet MGDB in the Covered Funds from the last quarterly anniversary, adjusted for new premiums, partial withdrawals attributable to Covered Funds, and transfers.

The Quarterly Ratchet MGDB allocated to Excluded Funds on the contract date equals the premium allocated to Excluded Funds. The calculation is not used for benefit purposes, but only to determine the impact of transfers to and from Excluded Funds. On each quarterly anniversary that occurs on or prior to attainment of age 90, the Quarterly Ratchet MGDB in Excluded Funds will be set to the greater of:
- The current contract value in Excluded Funds (after deductions occurring as of that date); and
- The Quarterly Ratchet MGDB in the Excluded Funds from the prior quarterly anniversary (after deductions occurring on that date), adjusted for new premiums, partial withdrawals attributable to Excluded Funds, and transfers.

Other than on quarterly anniversaries, the Quarterly Ratchet MGDB in the Excluded Funds is equal to the Quarterly Ratchet MGDB in the Excluded Funds from the last quarterly anniversary, adjusted for new premiums, partial withdrawals attributable to Excluded Funds, and transfers.

Withdrawals reduce the Quarterly Ratchet MGDB proportionally. The proportional adjustment is based on the change in contract value resulting from the withdrawal, not the amount requested.

Net transfers from Covered Funds to Excluded Funds will reduce the Quarterly Ratchet MGDB in Covered Funds proportionally. The increase in the Quarterly Ratchet MGDB allocated to Excluded Funds, as applicable, will equal the decrease in the Quarterly Ratchet MGDB in Covered Funds.

Net transfers from Excluded Funds to Covered Funds will reduce the Quarterly Ratchet MGDB in Excluded Funds proportionally. The increase in the Quarterly Ratchet MGDB allocated to Covered Funds will equal the lesser of the net contract value transferred and the reduction in the Quarterly Ratchet MGDB in Excluded Funds.

The **Max 7 Enhanced Death Benefit** equals the greater of the Quarterly Ratchet Enhanced Death Benefit and the 7% Solution Death Benefit Element. Each element of the Max 7 Enhanced Death Benefit is determined independently of the other at all times.

The **7% Solution Death Benefit Element** is the greater of:
- The Standard Death Benefit; and
- The lesser of:
  > 2.5 times all premium payments, adjusted for withdrawals (the "cap"); and
  > the **sum** of the 7% Solution Minimum Guaranteed Death Benefit Element ("7% MGDB") allocated to Covered Funds, the 7% MGDB allocated to Special Funds, and the contract value allocated to Excluded Funds.

For Contracts issued prior to August 21, 2006, the cap is 3 times all premium payments, adjusted for withdrawals.

For purposes of calculating the 7% Solution Death Benefit Element, the following investment options are designated as Special Funds:
- Voya Government Liquid Assets Portfolio;
- ProFunds VP Rising Rates Opportunity Portfolio;
- Fixed Account;
- Fixed Interest Division; and
- TSA Special Fixed Account.

For Contracts issued prior to August 21, 2006, the Voya Intermediate Bond Portfolio was designated as a Special Fund. As of July 11, 2014, the Voya Intermediate Bond Portfolio has been redesignated as a Covered Fund for all current and future investments.

Covered Funds are all investment options not designated as Special Funds or Excluded Funds. No investment options are currently designated as Excluded Funds.

The 7% MGDB allocated to Covered Funds equals premiums allocated to Covered Funds, adjusted for withdrawals and transfers, accumulated at 7% annually until age 80 or the 7% MGDB reaches the cap. There is no accumulation once the cap is reached. Payment of additional premiums may cause the accumulation to resume, but there is no catch-up for any period where accumulation was suspended.

The 7% MGDB allocated to Special Funds equals premiums allocated to Special Funds, adjusted for withdrawals and transfers. There is no accumulation of 7% MGDB allocated to Special Funds.

The 7% MGDB allocated to Excluded Funds is determined in the same way as the 7% MGDB for Covered Funds, but the calculation is not used for benefit purposes, but only to determine the impact of transfers to and from Excluded Funds.

Withdrawals reduce the 7% MGDB proportionally. The percentage reduction in the 7% MGDB for each fund category (i.e. Covered, Special or Excluded) equals the percentage reduction in contract value in that fund category resulting from the withdrawal. The percentage reduction in the cap equals the percentage reduction in total contract value resulting from the withdrawal. The proportional adjustment is based on the change in contract value resulting from the withdrawal, not the amount requested.

Transfers among Fund categories do not reduce the overall 7% MGDB, but do affect the amount of the 7% MGDB in a particular Fund category. Net transfers from among the funds will reduce the 7% MGDB in the Funds on a proportionally. The increase in the 7% MGDB allocated to the fund category to which the transfer is being made will equal the decrease in the fund category from which the transfer is made.

In all cases described above, the amount of the death benefit could be reduced by premium taxes owed and withdrawals not previously deducted. The enhanced death benefits may not be available in all states.

Earnings Multiplier Benefit Rider. The earnings multiplier benefit rider is an optional rider that provides a separate death benefit in addition to the death benefit provided under the death benefit options described above. The rider is subject to state availability and is available only for issue ages 75 or under. You may add it at issue of the Contract or, if not yet available in your state, on the next contract anniversary following introduction of the rider in your state. The date on which the rider is added is referred to as the "rider effective date."

If the rider is added at issue, the rider provides a benefit equal to a percentage of the gain under the Contract, up to a gain equal to 150% of premiums adjusted for withdrawals ("Maximum Base"). Currently, if added at issue, the earnings multiplier benefit is equal to 55% (30% for issue ages 70 and above) of the lesser of: (1) the Maximum Base; and (2) the contract value on the claim date minus premiums adjusted for withdrawals. If added after issue, the earnings multiplier benefit is equal to 55% (30% for issue ages 70 and above) of the lesser of: (1) 150% of the contract value on the rider effective date, plus subsequent premiums adjusted for subsequent withdrawals; and (2) the contract value on the claim date minus the contract value on the rider effective date, minus subsequent premiums adjusted for subsequent withdrawals. The adjustment to the benefit for withdrawals is proportional, meaning that the benefit will be reduced by the proportion that the withdrawal bears to the contract value at the time of the withdrawal.

There is an extra charge for the earnings multiplier benefit rider and once selected, it may not be revoked. The rider does not provide a benefit if there is no gain under the Contract. As such, the Company would continue to assess a charge for the rider, even though no benefit would be payable at death under the rider if there are no gains under the Contract. **Please see "CHARGES AND FEES – *Optional Rider Charges* – Earnings Multiplier Benefit Rider Charge" for a description of the charge.**

The rider is available for both nonqualified and qualified Contracts. **Please see the discussions of possible tax consequences in "FEDERAL TAX CONSIDERATIONS − Tax Consequences of Living Benefits and Enhanced Death Benefits," in this prospectus.**

Death Benefit During the Income Phase

If any contract owner or the annuitant dies after the annuity start date, we will pay the beneficiary any certain benefit remaining under the annuity in effect at the time.

Continuation After Death - Spouse

If at the contract owner's death, the surviving spouse of the deceased contract owner is the beneficiary and such surviving spouse elects to continue the Contract as his or her own, the following will apply:

- If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value on that date is greater than zero, we will add such difference to the contract value. We will allocate such addition to the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, we will allocate the addition to the Voya Government Liquid Assets Portfolio, or its successor. Such addition to contract value will not affect the guaranteed death benefit or any living benefit rider values. Any addition to contract value is available only to the spouse of the owner as of the date of death of the owner if such spouse under the provisions of the Contract elects to continue the Contract as his or her own;
- The death benefits under each of the available options will continue, based on the surviving spouse's age on the date that ownership changes;
- If you elect the Quarterly Ratchet Death Benefit or the Max 7 Enhanced Death Benefit and the new or surviving owner is attained 89 or less, ratchets will continue, (or resume if deceased owner had already reached age 90) until the new or surviving owner reaches age 90. If you elected the Max 7 Enhanced Death Benefit, the new or surviving owner is attained age 79 or less, the Max 7 Enhanced Death Benefit continues or resumes accumulation until either the cap or the attained age of 80 is reached;
- At subsequent surrender, we will waive any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner. Any premiums paid later will be subject to any applicable surrender charge;
- If you elected the earnings multiplier benefit rider, and the benefit would otherwise be payable, we will add the benefit to the contract value and allocate the benefit among the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, we will allocate the benefit to the a Government Liquid Assets Portfolio, or its successor; and
- The earnings multiplier benefit rider will continue if the surviving spouse is eligible based on his or her attained age. If the surviving spouse is older than the maximum rider issue age, the rider will terminate. The Maximum Base and the percentages will be reset based on the adjusted contract value. The calculation of the benefit going forward will be: (1) based on the attained age of the spouse at the time of the ownership change using current values as of that date; (2) computed as if the rider were added to the Contract after issue and after the increase; and (3) based on the Maximum Base and percentages in effect on the original rider date. However, we may permit the surviving spouse to elect to use the then-current Maximum Base and percentages in the benefit calculation.

Continuation After Death - Not a Spouse

If the beneficiary or surviving joint owner is not the spouse of the owner, the Contract may defer payment of the death benefit subject to the required distribution rules of the Tax Code. **See next section, "Required Distributions Upon Contract Owner's Death."**

If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value also on that date, is greater than zero, we will add such difference to the contract value. Such addition will be allocated to the variable subaccounts in proportion to the contract value in the subaccounts, unless we are directed otherwise. If there is no contract value in any subaccount, the addition will be allocated to the Voya Government Liquid Assets Portfolio, or its successor.

The death benefit will then terminate. At subsequent surrender, any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner will be waived. No additional premium payments may be made.

If you elected the earnings multiplier benefit rider, and the benefit would otherwise be payable, we will add the benefit to the contract value and allocate the benefit among the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, we will allocate the benefit to the Voya Government Liquid Assets Portfolio, or its successor. The earnings multiplier benefit rider then terminates, whether or not a benefit was payable under the terms of the rider.

Required Distributions Upon Contract Owner's Death

We will not allow any payment of benefits provided under a nonqualified Contract which does not satisfy the requirements of Section 72(s) of the Tax Code.

If any contract owner of a nonqualified Contract dies before the annuity start date, we will distribute the death benefit payable to the beneficiary as follows: (1) the death benefit must be completely distributed within five years of the contract owner's date of death; or (2) the beneficiary may elect, within the one-year period after the contract owner's date of death, to receive the death benefit in the form of an annuity from us, provided that: (a) such annuity is distributed in substantially equal installments over the life of such beneficiary or over a period not extending beyond the life expectancy of such beneficiary; and (b) such distributions begin no later than one year after the contract owner's date of death.

Notwithstanding (1) and (2) above, if the sole contract owner's beneficiary is the deceased owner's surviving spouse, then such spouse may elect to continue the Contract under the same terms as before the contract owner's death. Upon receipt of such election from the spouse at Customer Service: (a) all rights of the spouse as contract owner's beneficiary under the Contract in effect prior to such election will cease; (b) the spouse will become the owner of the Contract and will also be treated as the contingent annuitant, if none has been named and only if the deceased owner was the annuitant; and (c) all rights and privileges granted by the Contract or allowed by us will belong to the spouse as contract owner of the Contract. We deem the spouse to have made this election if such spouse makes a premium payment to the Contract or fails to make a timely election as described in this paragraph.

If the owner's beneficiary is not a spouse, the distribution provisions described in subparagraphs (1) and (2) above, will apply even if the annuitant and/or contingent annuitant are alive at the time of the contract owner's death.

Subject to availability, and our then current rules, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the life expectancy of the beneficiary ("stretch"). "Stretch" payments will be subject to the same limitations as systematic withdrawals, and nonqualified "stretch" payments will be reported on the same basis as other systematic withdrawals.

If we do not receive an election from an owner's beneficiary who is not a spouse within the one-year period after the contract owner's date of death, then we will pay the death benefit to the owner's beneficiary in a cash payment within five years from the date of death. We will determine the death benefit as of the date we receive proof of death. Such cash payment will be in full settlement of all our liability under the Contract.

If a contract owner dies after the annuity start date, all of the contract owner's rights granted under the Contract or allowed by us will pass to the contract owner's beneficiary.

If the Contract has joint owners we will consider the date of death of the first joint owner as the death of the contract owner, and the surviving joint owner will become the beneficiary of the Contract. If any contract owner is not an individual, the death of an annuitant shall be treated as the death of a contract owner.

THE ANNUITY OPTIONS

Annuitization of Your Contract

If the annuitant and contract owner are living on the annuity start date, we will begin making payments to the contract owner under an income plan. Four fixed payment annuity options are currently available. We will make these payments under the annuity option you choose. You may change an annuity option by making a written request to us at least 30 days before the annuity start date. Living benefit riders automatically terminate when the income phase of your Contract begins. The MGIB annuity benefit may be available if you have purchased the MGIB rider, provided the waiting period and other specified conditions have been met. The Maximum Annual Withdrawal may be available with the Voya LifePay or Voya Joint LifePay riders. There is no death benefit after the annuity start date.

You may also elect an annuity option on surrender of the Contract for its cash surrender value or you may choose one or more annuity options for the payment of death benefit proceeds while it is in effect and before the annuity start date. If, at the time of the contract owner's death or the annuitant's death (if the contract owner is not an individual), no option has been chosen for paying death benefit proceeds, the beneficiary may choose an annuity option. In such a case, the payments will be based on the life expectancy of the beneficiary rather than the life of the annuitant. In all events, payments of death benefit proceeds must comply with the distribution requirements of applicable federal tax law.

The minimum monthly annuity income payment that we will make is $20. We may require that a single sum payment be made if the contract value is less than $2,000 or if the calculated monthly annuity income payment is less than $20.

For each annuity option we will issue a separate written agreement putting the annuity option into effect. Before we pay any annuity benefits, we require the return of your Contract. If your Contract has been lost, we will require that you complete and return the applicable lost Contract form. Various factors will affect the level of annuity benefits, such as the annuity option chosen, the applicable payment rate used and the investment performance of the portfolios and interest credited to the Fixed Interest Allocations.

Our current annuity options provide only for fixed payments. Fixed annuity payments are regular payments, the amount of which is fixed and guaranteed by us. Payments under our current annuity options will last either for a specified period of time or for the life of the annuitant, or both – depending on the option. We will determine the amount of the annuity payments on the annuity start date by multiplying the contract value (adjusted for any Market Value Adjustment) by the applicable payment factor provided under the Contract and dividing by 1,000. The applicable payment factor will depend on: (1) the annuity option; (2) payment date; (3) the frequency of payments you choose; and (4) the age of the annuitant or beneficiary (and gender, where appropriate under applicable law). As a general rule, more frequent income payments will result in smaller individual income phase payments. Likewise, income phase payments that are anticipated over a longer period of time will also result in smaller individual income phase payments. Surrender charges might apply depending on the annuity options. Because our current annuity options provide only for fixed payments, subsequent payments will not differ from the amount of your first annuity payment.

Our approval is needed for any option where:
- The person named to receive payment is other than the contract owner or beneficiary;
- The person named is not a natural person, such as a corporation; or
- Any income payment would be less than the minimum annuity income payment allowed.

Selecting the Annuity Start Date

You select the annuity start date, which is the date on which the annuity payments commence. Unless we consent, the annuity start date must be at least five years from the contract date but before the month immediately following the annuitant's 90th birthday. If, on the annuity start date, a surrender charge remains, the elected annuity option must include a period certain of at least five years.

If you do not select an annuity start date, it will automatically begin in the month following the annuitant's 90th birthday.

If the annuity start date occurs when the annuitant is at an advanced age, such as over age 85, it is possible that the Contract will not be considered an annuity for federal tax purposes. **For more information, see "FEDERAL TAX CONSIDERATIONS" and the SAI.** For a Contract purchased in connection with a qualified plan, other than a Roth IRA, distributions must commence not later than April 1st of the calendar year following the calendar year in which you reach age 70½ or, in some cases, retire. Distributions may be made through annuitization or withdrawals. You should consult a tax and/or legal adviser for tax advice before investing.

Frequency of Annuity Payments

You choose the frequency of the annuity payments. They may be monthly, quarterly, semi-annually or annually. If we do not receive written notice from you, we will make the payments monthly. There may be certain restrictions on minimum payments that we will allow.

Beneficiary Rights

A beneficiary's right to elect an annuity option or receive a lump sum may have been restricted by the contract owner. If so, such options will not be available to the beneficiary.

The Annuity Options

The Contract has four annuity options. Payments under Options 1, 2 and 3 are fixed. Payments under Option 4 may be fixed or variable, **although only fixed payments are currently available**. For a fixed annuity option, the contract value in the subaccounts is transferred to the Company's general account. If you do not choose an annuity option, Option 2 – Income for Life with a 10-year period certain will be selected for you, or a shorter period if required by government regulations. The MGIB annuity options available under the MGIB rider are different from the four options listed below. **For additional information, please see "LIVING BENEFIT RIDERS –** *Minimum Guaranteed Income Benefit Rider* **– MGIB Annuity Options."**

Option 1. Income for a Fixed Period. Under this option, we make monthly payments in equal installments for a fixed number of years based on the contract value on the annuity start date. We guarantee that each monthly payment will be at least the amount stated in your Contract. If you prefer, you may request that payments be made in annual, semi-annual or quarterly installments. We will provide you with illustrations if you ask for them. If the cash surrender value or contract value is applied under this option, a 10% penalty tax may apply to the taxable portion of each income payment until the contract owner reaches age 59½.

Option 2. Income for Life with a Period Certain. Under this option, we make payments for the life of the annuitant in equal monthly installments and guarantee the income for at least a period certain, such as 10 or 20 years. Other periods certain may be available to you on request. You may choose a refund period instead. Under this arrangement, income is guaranteed until payments equal the amount of your Contract. If the person named lives beyond the guaranteed period, we will continue payments until his or her death. We guarantee that each payment will be at least the amount specified in the Contract corresponding to the person's age on his or her last birthday before the annuity start date. Amounts for ages not shown in the Contract are available if you ask for them.

Option 3. Joint Life Income. This option is available when there are two persons named to determine annuity payments. At least one of the persons named must be either the contract owner or beneficiary of the Contract. We guarantee monthly payments will be made as long as at least one of the named persons is living. There is no minimum number of payments. Monthly payment amounts are available upon request.

Option 4. Annuity Plan. Under this option, your contract value can be applied to any other annuitization plan that we choose to offer on the annuity start date. Annuity payments under Option 4 may be fixed or variable. If variable and subject to the 1940 Act, it will comply with the requirements of such Act.

Payment When Named Person Dies

When the person named to receive payment dies, we will pay any amounts still due as provided in the annuity agreement between you and VIAC. The amounts we will pay are determined as follows:

- For Option 1, or any remaining guaranteed payments under Option 2, we will continue payments. Under Options 1 and 2, the discounted values of the remaining guaranteed payments may be paid in a single sum. This means we deduct the amount of the interest each remaining guaranteed payment would have earned had it not been paid out early. We will base the discount interest rate on the interest rate used to calculate the payments for Options 1 and 2;
- For Option 3, no amounts are payable after both named persons have died; and
- For Option 4, the annuity option agreement will state the amount we will pay, if any.

OTHER CONTRACT PROVISIONS

Reports to Contract Owners

We confirm purchase, transfer and withdrawal transactions usually within five business days of processing. We may also send you a quarterly report within 31 days after the end of each calendar quarter. The report will show the contract value, cash surrender value, and the death benefit as of the end of the calendar quarter. The report will also show the allocation of your contract value and reflects the amounts deducted from or added to the contract value. You have 30 days to notify Customer Service of any errors or discrepancies. We will notify you when any shareholder reports of the investment portfolios in which Separate Account B invests are available. We will also send any other reports, notices or documents we are required by law to furnish to you.

Suspension of Payments

The Company reserves the right to suspend or postpone the date of any payment of benefits or processing these transactions beyond the seven permitted days, under any of the following circumstances: (1) on any business day when the NYSE is closed (except customary weekend and holiday closings); (2) when an emergency exists as determined by the SEC; or (3) during any other periods the SEC may, by order, permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Payment of benefits or values may also be delayed or suspended as required by court order or any regulatory action.

In Case of Errors in Your Application

If an age or gender given in the application or enrollment form is misstated, the amounts payable or benefits provided by the Contract shall be those that the premium payment would have bought had the age or gender not been misstated.

Assigning the Contract as Collateral

You may assign a nonqualified Contract as collateral security for a loan but you should understand that your rights and any beneficiary's rights may be subject to the terms of the assignment. An assignment likely has federal tax consequences. You should consult a tax and/or legal adviser for tax advice. You must give us satisfactory written notice at Customer Service in order to make or release an assignment. We are not responsible for the validity of any assignment.

Contract Changes – Applicable Tax Law

We have the right to make changes in the Contract to continue to qualify the Contract as an annuity under applicable federal tax law and to conform to applicable laws or governmental regulations. We will give you advance notice of such changes.

Free Look

You may cancel your Contract within your ten day free look period. We deem the free look period to expire 15 days after we mail the Contract to you. Some states may require a longer free look period. To cancel, you need to send your Contract to Customer Service or to the agent from whom you purchased it. We will refund the greater of the contract value (which may be more or less than the premium payments you paid) or, if required by your state, the original amount of your premium payment.

In no event does the Company retain any investment gain associated with a Contract that is free looked. For purposes of the refund during the free look period: (1) we adjust your contract value for any Market Value Adjustment (if you have invested in the Fixed Account); and (2) then we include a refund of any charges deducted from your contract value. Because of the market risks associated with investing in the investment portfolios and the potential positive or negative effect of the Market Value Adjustment, the contract value returned may be greater or less than the premium payment you paid. Some states require us to return to you the amount of the paid premium (rather than the contract value) in which case you will not be subject to investment risk during the free look period. In these states, your premiums designated for investment in the subaccounts will be allocated during the free look period to a subaccount specially designated by the Company for this purpose (currently, the Voya Government Liquid Assets Portfolio). We may, in our discretion, require that premiums designated for investment in the subaccounts from all other states as well as premiums designated for a Fixed Interest Allocation be allocated to the specially designated subaccount during the free look period. Your free look rights depend on the laws of the state in which you purchase the Contract. Your Contract is void as of the day we receive your Contract and cancellation request in good order. We determine your contract value at the close of business on the day we void your Contract. If you keep your Contract after the free look period and the investment is allocated to a subaccount specially designated by the Company, we will put your money in the subaccount(s) chosen by you, based on the accumulation unit value next computed for each subaccount, and/or in the Fixed Interest Allocation chosen by you.

Special Arrangements

We may reduce or waive any Contract, rider, or benefit fees or charges for certain group or sponsored arrangements, under special programs, and for certain employees, agents, and related persons of our parent corporation and its affiliates. We reduce or waive these items based on expected economies, and the variations are based on differences in costs or services.

Selling the Contract

Our affiliate, Directed Services LLC, One Orange Way, Windsor, Connecticut 06095 is the principal underwriter and distributor of the Contract as well as for our other contracts. Directed Services LLC, a Delaware limited liability company, is registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Directed Services LLC does not retain any commissions or compensation paid to it by VIAC for Contract sales. Directed Services LLC enters into selling agreements with affiliated and unaffiliated broker/dealers to sell the Contracts through their registered representatives who are licensed to sell securities and variable insurance products ("selling firms"). Selling firms are also registered with the SEC and are FINRA member firms.

Voya Financial Advisors, Inc. is affiliated with the Company and has entered into a selling agreement with Directed Services LLC for the sale of our variable annuity contracts.

Directed Services LLC pays selling firms compensation for the promotion and sale of the Contracts. Registered representatives of the selling firms who solicit sales of the Contracts typically receive a portion of the compensation paid by Directed Services LLC to the selling firm in the form of commissions or other compensation, depending on the agreement between the selling firm and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the Separate Account. We intend to recoup this compensation and other sales expenses paid to selling firms through fees and charges imposed under the Contracts.

Directed Services LLC pays selling firms for Contract sales according to one or more schedules. This compensation is generally based on a percentage of premium payments. Directed Services LLC has entered into a selling agreement with Wells Fargo Securities, Inc. ("Wells Fargo") to sell the Contracts through registered representatives of Wells Fargo and its affiliated broker dealers. Wells Fargo may receive commissions of up to 9.0% of premium payments. In addition, selling firms may receive ongoing annual compensation of up to 1.25% of all, or a portion, of values of Contracts sold through the firm. Individual representatives may receive all or a portion of compensation paid to their selling firm, depending on the firm's practices. Commissions and annual compensation, when combined, could exceed 9.0% of total premium payments.

Directed Services LLC has special compensation arrangements with certain selling firms based on those firms' aggregate or anticipated sales of the Contracts or other criteria. These special compensation arrangements will not be offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors. Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

In addition to the direct cash compensation for sales of Contracts described above, Directed Services LLC may also pay selling firms additional compensation or reimbursement of expenses for their efforts in selling the Contracts to you and other customers. These amounts may include:
- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;
- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on the sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of Contracts; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the Contract.

The following is a list of the top 25 selling firms that, during 2017, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by us, ranked by total dollars received:
- Morgan Stanley Smith Barney LLC;
- Wells Fargo Clearing Services, LLC;
- LPL Financial Corporation;
- Merrill Lynch, Pierce, Fenner & Smith Incorporated;
- Voya Financial Advisors, Inc.;
- UBS Financial Services;
- Raymond James Financial Services, Inc.;
- Cetera Advisor Networks LLC;
- Cetera Advisors LLC;
- Ameriprise Financial Services, Inc.;
- National Planning Corporation;
- Securities America, Inc.;
- Cambridge Investment Research Inc.;
- Raymond James and Associates Inc.;
- Commonwealth Equity Services, Inc.;
- Stifel Nicolaus and Company Incorporated;
- Wells Fargo Advisors Financial Network, LLC;
- Edward D. Jones & Co., L.P. dba Edward Jones;
- Woodbury Financial Services Inc.;
- Royal Alliance Associates Inc.;
- Kestra Investment Services, LLC;
- RBC Capital Markets LLC;
- First Allied Securities, Inc.;
- Directed Services LLC; and
- SII Investments Inc.

Directed Services LLC may also compensate wholesalers/distributors, and their sales management personnel, for Contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of premium payments and/or a percentage of contract values. Directed Services LLC may, at its discretion, pay additional cash compensation to wholesalers/distributors for sales by certain broker-dealers or "focus firms."

We do not pay any additional compensation on the sale or exercise of any of the Contract's optional benefit riders offered in this prospectus.

This is a general discussion of the types and levels of compensation paid by us for sale of our variable annuity contracts. It is important for you to know that the payment of volume-or sales-based compensation to a selling firm or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

OTHER INFORMATION

Order Processing

In certain circumstances, we may need to correct the pricing associated with an order that has been processed. In such circumstances, we may incur a loss or receive a gain depending upon the price of the fund when the order was executed and the price of the fund when the order is corrected. Losses may be covered from our assets and gains that may result from such order correction will be retained by us as additional compensation associated with order processing.

Voting Rights

We will vote the shares of a fund owned by Separate Account B according to your instructions. However, if the 1940 Act or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a fund in our own right, we may decide to do so.

We determine the number of shares that you have in a subaccount by dividing the Contract's contract value in that subaccount by the net asset value of one share of the investment portfolio in which a subaccount invests. We count fractional votes. We will determine the number of shares you can instruct us to vote 180 days or less before a fund shareholder meeting. We will ask you for voting instructions by mail at least ten days before the meeting. If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all Contracts in that subaccount. We will also vote shares we hold in Separate Account B which are not attributable to contract owners in the same proportion. The effect of proportional voting is that a small number of contract owners may decide the outcome of a vote.

State Regulation

We are regulated by the Insurance Department of the State of Iowa. We are also subject to the insurance laws and regulations of all jurisdictions where we do business. The Contract offered by this prospectus has been approved where required by those jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the Insurance Departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the Contract, Directed Services LLC's ability to distribute the Contract or upon the separate account.

- **Litigation.** Notwithstanding the foregoing, the Company and/or Directed Services LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.
- **Regulatory Matters**. As with other financial services companies, the Company and its affiliates, including Directed Services LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company's policies and procedures.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

FEDERAL TAX CONSIDERATIONS

Introduction

The Contract described in this prospectus is designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the Contract. The U.S. federal income tax treatment of the Contract is complex and sometimes uncertain. You should keep the following in mind when reading this section:

- Your tax position (or the tax position of the beneficiary, as applicable) determines the federal taxation of amounts held or paid out under the Contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the Contract described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and generally does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions;
- We do not make any guarantee about the tax treatment of the Contract or transactions involving the Contract; and
- No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

When consulting a tax and/or legal adviser, be certain that he or she has expertise with respect to the provisions of the Internal Revenue Code of 1986, as amended, (the "Tax Code") that apply to your tax concerns.

> **We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the Contract with non-tax-qualified and tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a tax and/or legal adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the Contract or any transactions involving the Contract.**

Types of Contracts: Nonqualified or Qualified

The Contract described in this prospectus may be purchased on a non-tax-qualified basis (nonqualified Contracts) or on a tax-qualified basis (qualified Contracts).

Nonqualified Contracts. Nonqualified Contracts do not receive the same tax benefits as are afforded to contracts funding qualified plans. You may not deduct the amount of your premium payments to a nonqualified Contract. Rather, nonqualified Contracts are purchased with after-tax contributions to save money, generally for retirement, with the right to receive annuity payments for either a specified period of time or over a lifetime.

Qualified Contracts. Qualified Contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions to retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under Sections 401(a), 401(k), 403(a), 403(b), 408, 408A or 457(b) of the Tax Code. Qualified Contracts may also be offered in connection with deferred compensation plans under Tax Code Section 457(f). **Employers or individuals intending to use the Contract with such plans should seek legal and tax advice.**

Roth Accounts. Tax Code Section 402A allows employees of certain private employers offering 401(k) plans to contribute after-tax salary contributions to a Roth 401(k) account. Roth accounts provide for tax-free distributions, subject to certain conditions and restrictions. If permitted by us and under the plan for which the Contract is issued, we will set up one or more accounts for you under the Contract for Roth after-tax contributions and the portion of any transfer or rollover attributable to such amounts.

Taxation of Nonqualified Contracts

Taxation of Gains Prior to Distribution or Annuity Starting Date

General. Tax Code Section 72 governs the federal income taxation of annuities in general. We believe that if you are a natural person (in other words, an individual), you will generally not be taxed on increases in the value of a nonqualified Contract until a distribution occurs or until annuity payments begin. This assumes that the Contract will qualify as an annuity contract for federal income tax purposes. For these purposes, the agreement to collaterally assign or pledge any portion of the contract value will be treated as a distribution. In order to be eligible to receive deferral of taxation, the following requirements must be satisfied:

- **Diversification.** Tax Code Section 817(h) requires that in a nonqualified Contract the investments of the funds be "adequately diversified" in accordance with Treasury Regulations in order for the Contract to qualify as an annuity contract under federal tax law. The separate account, through the funds, intends to comply with the diversification requirements prescribed by Tax Code Section 817(h) and by Treasury Regulations Sec. 1.817-5, which affects how the funds' assets may be invested. If it is determined, however, that your Contract does not satisfy the applicable diversification requirements because a subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate steps to bring your Contract into compliance with such requirements, and we reserve the right to modify your Contract as necessary to do so;
- **Investor Control.** Although earnings under nonqualified annuity contracts are generally not taxed until withdrawn, the IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. Future guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing Contracts. The Company therefore reserves the right to modify the Contract as necessary to attempt to prevent the contract owner from being considered the federal tax owner of a proportional share of the assets of the separate account;
- **Required Distributions.** In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires a nonqualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of your death. The nonqualified Contracts contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued. When such requirements are clarified by regulation or otherwise, we intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements;

- **Non-Natural Owners of a Nonqualified Contract.** If the owner of the Contract is not a natural person (in other words, is not an individual), a nonqualified Contract generally is not treated as an annuity for federal income tax purposes and the income on the Contract for the taxable year is currently taxable as ordinary income. Income on the Contract is any increase in the contract value over the "investment in the Contract" (generally, the premium payments or other consideration you paid for the Contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a non-natural person should consult with a tax and/or legal adviser before purchasing the Contract. When the contract owner is not a natural person, a change in the annuitant is treated as the death of the contract owner for purposes of the required distribution rules described above; and
- **Delayed Annuity Starting Date.** If the Contract's annuity starting date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g., after age 95), it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includible in your income.

Taxation of Distributions

General. When a withdrawal from a nonqualified Contract occurs before the Contract's annuity starting date, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the Contract at that time. A Market Value Adjustment, if applicable, could increase the contract value. Investment in the Contract is generally equal to the amount of all premium payments to the Contract, plus amounts previously included in your gross income as the result of certain loans, collateral assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a surrender under a nonqualified Contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the Contract (cost basis).

10% Penalty Tax. A distribution from a nonqualified Contract may be subject to a penalty tax equal to 10% of the amount treated as income. In general, however, there is no penalty tax on distributions:
- Made on or after the taxpayer reaches age 59½;
- Made on or after the death of a contract owner (the annuitant if the contract owner is a non-natural person);
- Attributable to the taxpayer's becoming disabled as defined in the Tax Code;
- Made as part of a series of substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or
- The distribution is allocable to investment in the Contract before August 14, 1982.

The 10% penalty tax does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax and/or legal adviser should be consulted with regard to exceptions from the penalty tax.

Tax-Free Exchanges. Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will generally carry over to the new contract. You should consult with your tax and/or legal adviser regarding procedures for making Section 1035 exchanges.

If your Contract is purchased through a tax-free exchange of an annuity contract that was purchased prior to August 14, 1982, then any distributions other than annuity payments will be treated, for tax purposes, as coming:
- First, from any remaining "investment in the contract" made prior to August 14, 1982, and exchanged into the Contract;
- Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
- Then, from any remaining "income on the contract"; and
- Lastly, from any remaining "investment in the contract."

In certain instances, the partial exchange of a portion of one annuity contract for another contract is a tax-free exchange. Pursuant to IRS guidance, receipt of partial withdrawals or surrenders from either the original contract or the new contract during the 180 day period beginning on the date of the partial exchange may retroactively negate the partial exchange. If the partial exchange is retroactively negated, the partial withdrawal or surrender of the original contract may be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract and, if the partial exchange occurred prior to you reaching age 59½, may be subject to an additional 10% penalty tax. We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, reports or recognizes a partial exchange. We strongly advise you to discuss any proposed 1035 exchange or subsequent distribution within 180 days of a partial exchange with your tax and/or legal adviser prior to proceeding with the transaction.

Taxation of Annuity Payments. Although tax consequences may vary depending upon the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each subsequent annuity payment is subject to tax as ordinary income.

Annuity Contracts that are partially annuitized are treated as separate contracts with their own annuity starting date and exclusion ratio. Specifically, an exclusion ratio will be applied to any amount received as an annuity under a portion of the annuity Contract, provided that annuity payments are made for a period of ten years or more or for life. Please consult your tax and/or legal adviser before electing a partial annuitization.

Death Benefits. Amounts may be distributed from a Contract because of your death or the death of the annuitant. Different distribution requirements apply if your death occurs:
- After you begin receiving annuity payments under the Contract; or
- Before you begin receiving such distributions.

If the your death occurs after you begin receiving annuity payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving annuity payments, your entire balance must be distributed within five years after the date of your death. For example, if you die on September 1, 2018, your entire balance must be distributed by August 31, 2023. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:
- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the Contract may be continued with the surviving spouse as the new contract owner. If the contract owner is a non-natural person and the primary annuitant dies or is changed, the same rules apply as outlined above for the death of the contract owner.

Generally, amounts distributed from a Contract because of your death or the death of the annuitant prior to the time annuity payments begin are includible in the income of the recipient as follows:
- If distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract; or
- If distributed under a payment option, they are taxed in the same way as annuity payments.

Special rules apply to amounts distributed after a beneficiary has elected to maintain the contract value and receive payments.

If the death occurs after annuity payments begin, a guaranteed period exists under the annuity option selected, and the annuitant dies before the end of that period, payments made for the remainder of that period are includible in income as follows:
- If distributed in a lump sum, they are included in income to the extent that they exceed the unrecovered investment in the Contract at that time; or
- If distributed in accordance with the existing annuity option selected, they are fully excluded from income until the remaining investment in the contract is deemed to be recovered, and all payments thereafter are fully includible in income.

Some Contracts offer a death benefit that may exceed the greater of the premium payments and the contract value. Certain charges are imposed with respect to these death benefits. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract.

Collateral Assignments, Pledges, Gratuitous Transfers and Other Issues. A pledge or collateral assignment (or agreement to pledge or collaterally assign) any portion of the contract value of a nonqualified Contract is treated as a distribution of such amount or portion. If the entire contract value is pledged or collaterally assigned, subsequent increases in the contract value are also treated as distributions for as long as the pledge or collateral assignment remains in place. The investment in the Contract is increased by the amount includible in income with respect to such pledge or collateral assignment, though it is not affected by any other aspect of the pledge or collateral assignment (including its release).

If an owner transfers a nonqualified Contract without adequate consideration (a gratuitous transfer) to a person other than the owner's spouse (or to a former spouse incident to a divorce), the owner must include in income the difference between the "cash surrender value" and the investment in the Contract at the time of the transfer. In such case, the transferee's investment in the Contract will be increased to reflect the amount that is included in the transferor's income. The exceptions for transfers to an owner's spouse or former spouse are limited to individuals who are treated as spouses under federal law.

The designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are generally not discussed herein.

Anyone contemplating any pledges, collateral assignments, gratuitous transfers, or other designations, should consult a tax and/or legal adviser regarding the potential tax effects of such a transaction.

Multiple Contracts. Tax laws require that all nonqualified deferred annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code Section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code Section 72(e) through the serial purchase of annuity contracts or otherwise.

Net Investment Income Tax. A net investment income tax of 3.8% will apply to some types of investment income. This tax will apply to all taxable distributions from nonqualified contracts. This tax only applies to taxpayers with "modified adjusted gross income" above $250,000 in the case of married couples filing jointly or a qualifying widow(er) with dependent child, $125,000 in the case of married couples filing separately, and $200,000 for all others.

Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a Contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number, if we are notified by the IRS that the taxpayer identification number we have on file is incorrect or if payment is made outside of the U.S. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of any non-periodic payments. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the Contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contact Customer Service.

If the payee is a non-resident alien, then U.S. federal withholding on taxable distributions will generally be at a 30% rate, unless a lower tax treaty rate applies. We may require additional documentation prior to processing any requested transaction.

If the payee of a distribution from the Contract is a foreign financial institution ("FFI") or a non-financial foreign entity ("NFFE") within the meaning of the Tax Code as amended by the Foreign Account Tax Compliance Act ("FATCA"), the distribution could be subject to U.S. federal withholding tax on the taxable amount of the distribution at a 30% rate irrespective of the status of any beneficial Owner of the Contract or the distribution. The rules relating to FATCA are complex, and a tax advisor should be consulted if an FFI or NFFE is or may be designated as a payee with respect to the Contract.

Taxation of Qualified Contracts

Eligible Retirement Plans and Programs

The Contract may have been purchased with the following retirement plans and programs to accumulate retirement savings:

- **Sections 401(a), 401(k), Roth 401(k) and 403(a) Plans.** Sections 401(a), 401(k), and 403(a) of the Tax code permit certain employers to establish various types of retirement plans for employees, and permit self-employed individuals to establish these plans for themselves and their employees. The Tax Code also allows employees of certain private employers to contribute after-tax salary contribution to a Roth 401(k) account, which provides for tax-free distributions, subject to certain restrictions;

- **403(b) Plans.** Section 403(b) of the Tax Code allows employees of certain Tax Code Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, to a Contract that will provide an annuity for the employee's retirement;

- **Individual Retirement Annuities ("IRA") and Roth IRA.** Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). Certain employers may establish Simplified Employee Pension ("SEP") or Savings Incentive Match Plan for Employees ("SIMPLE") plans to provide IRA contributions on behalf of their employees. Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA, which provides for tax-free distributions, subject to certain restrictions. **Sales of the Contract for use with IRAs or Roth IRAs may be subject to special requirements of the IRS. The IRS has not reviewed the Contract described in this prospectus for qualification as an IRA and has not addressed, in a ruling of general applicability, whether the Contract's death benefit provisions comply with IRA qualification requirements**; and

- **457 Plans.** Section 457 of the Tax Code permits certain employers to offer deferred compensation plans for their employees. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities (governmental employers), as well as non-governmental, tax-exempt organizations (non-governmental employers). A 457 plan may be either a 457(b) plan or a 457(f) plan. Participation in a 457(b) plan maintained by a non-governmental employer is generally limited to a select group of management and highly-compensated employees (other than 457(b) plans maintained by nonqualified, church-controlled organizations). Depending on the plan design, the participant may be entitled to determine the investment allocation of their deferred compensation account. There is no further information specific to 457 plans in this prospectus.

The Company may offer or may have offered the Contract for use with certain other types of qualified plans. Please see your Contract and consult with your tax adviser if you have questions about other types of plan arrangements not discussed herein.

Special Considerations for IRAs. IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. You may roll over a distribution from an IRA to an IRA only once in any 12 month period. You will not be able to roll over any portion of an IRA distribution if you rolled over any other IRA distribution during the preceding one-year period. This limit applies by aggregating all of your IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs effectively treating them as one IRA for purposes of this limit. Please note that this one-rollover-per-year rule does not apply to: (1) the conversion of a traditional IRA to a Roth IRA; (2) a rollover to or from a qualified plan; or (3) a trustee-to-trustee transfer between IRAs. Please consult your own tax and/or legal adviser if you have additional questions about these rules.

Early distribution from SIMPLE IRAs made within two years of beginning participation in the SIMPLE IRA are subject to a 25% early distribution tax.

Special Considerations for Roth IRAs. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute. Roth IRA contributions are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA, IRA or eligible plan. Individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. A conversion of a traditional IRA to a Roth IRA, and a rollover from any other eligible retirement plan to a Roth IRA, made after December 31, 2017, cannot be recharacterized as having been made to a traditional IRA.

You will not be able to roll over any portion of a Roth IRA distribution if you rolled over any other IRA distribution during the preceding one-year period. This limit applies by aggregating all of your IRAs, including SEP and SIMPLE IRAs, as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of this limit. Please note that this one-rollover-per-year rule does not apply to: (1) the conversion of a traditional IRA to a Roth IRA; (2) a rollover to or from a qualified plan; or (3) a trustee-to-trustee transfer between Roth IRAs. Please consult your own tax and/or legal adviser if you have additional questions about these rules.

A 10% penalty tax may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made. Sales of a Contract for use with a Roth IRA may be subject to special requirements of the IRS. The IRS has not reviewed the Contracts described in this prospectus for qualification as Roth IRAs and has not addressed, in a ruling of general applicability, whether the Contract's death benefit provisions comply with IRS qualification requirements.

Taxation

The tax rules applicable to qualified Contracts vary according to the type of qualified Contract and the specific terms and conditions of the qualified Contract and the terms and conditions of the qualified plan or program. The ultimate effect of federal income taxes on the amounts held under a qualified Contract, or on income phase (i.e., annuity) payments from a qualified Contract, depends upon the type of qualified Contract or program as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified Contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
- Contributions in excess of specified limits;
- Distributions before age 59½ (subject to certain exceptions);
- Distributions that do not conform to specified commencement and minimum distribution rules; and
- Certain other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the Contract described in this prospectus. No attempt is made to provide more than general information about the use of the Contract with qualified plans and programs. Contract owners, sponsoring employers, participants, annuitants and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plan or program, regardless of the terms and conditions of the Contract. The Company is not bound by the terms and conditions of such plans and programs to the extent such terms contradict the language of the Contract, unless we consent in writing.

Contract owners, sponsoring employers, participants, annuitants and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law. **Therefore, you should seek tax and/or legal advice regarding the suitability of the Contract for your particular situation.** The following discussion assumes that qualified Contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as described in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans and programs are limited by the Tax Code. We provide general information on these requirements for certain plans and programs below. You should consult with a tax and/or legal adviser in connection with contributions to a qualified Contract.

401(a), 401(k), Roth 401(k), 403(a) and 403(b) Plans. The total annual contributions (including pre-tax and Roth 401(k) after-tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $55,000 (as indexed for 2018). Compensation means your compensation for the year from the employer sponsoring the plan and includes any elective deferrals under Tax Code Section 402(g) and any amounts not includible in gross income under Tax Code Sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 401(k), Roth 401(k) or 403(b) plan to generally no more than $18,500 (2018). Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

With the exception of the Roth 401(k) contributions, premium payments to your account(s) will generally be excluded from your gross income. Roth 401(k) salary reduction contributions are made on an after-tax basis.

Catch-up Contributions. Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 401(k), Roth 401(k) or 403(b) plan who is at least age 50 by the end of the plan year may contribute an additional amount ("Age 50 Catch-ups") not to exceed the lesser of:
- $6,000; or
- The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Traditional and Roth IRAs. You are eligible to contribute to a traditional IRA if you have compensation includible in income for the taxable year and you are not age 70½ by the end of the year. For 2018, the contribution to your traditional IRA cannot exceed the lesser of $5,500 or your taxable compensation. If you are age 50 or older, you can make an additional catch-up contribution of $1,000. Contributions to a traditional IRA may be deductible depending on your modified adjusted gross income ("MAGI"), tax filing status, and whether you or your spouse are an active participant in a retirement plan.

You may be eligible to contribute to a Roth IRA if you have compensation includible in income for the year. For 2018, the contribution to a Roth IRA cannot exceed the lesser of $5,500 or your taxable compensation. If you are age 50 or older, you can make an additional catch up contribution of $1,000. The amount you can contribute to a Roth IRA is reduced by the amount of any contributions you make to an individual retirement plan for your benefit (not including SEPs or SIMPLE IRAs). Your ability to contribute to a Roth IRA may be further limited by your MAGI and tax filing status. Contributions to a Roth IRA are not deductible.

Distributions – General

Certain tax rules apply to distributions from the Contract. A distribution is any amount taken from a Contract including withdrawals, income phase (i.e., annuity) payments and death benefit proceeds. The taxable portion of all distributions will be reported to the IRS.

Section 401(a), 401(k), 403(a) and 403(b) Plans. Distributions from these plans are taxed as received unless one of the following is true:
- The distribution is an eligible rollover distribution and is directly transferred or rolled over within 60 days to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed on all or part of the earnings on the contributions according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

Please note that a distribution of a pre-tax account is reported as a taxable distribution, even if you roll over the distribution within 60 days.

A distribution is an eligible rollover distribution unless it is:
- Part of a series of substantially equal periodic payments (at least one per year) made over the life (or life expectancy) of the participant or the joint lives (or joint life expectancies) of the participant and his designated beneficiary or for a specified period of ten years or more;
- A required minimum distribution under Tax Code Section 401(a)(9);
- A hardship withdrawal; or
- Otherwise not recognized under applicable regulations as eligible for rollover.

IRAs. All distributions from an IRA are taxed as received unless either one of the following is true:
- The distribution is directly transferred to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or
- You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

10% Additional Tax. The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a Contract used with a 401(a), 401(k), 403(a) or 403(b) plan (collectively, qualified plans). The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a traditional or Roth IRA to amounts transferred from a qualified plan or IRA.

Exceptions to the 10% additional tax apply if:
- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- The distribution is paid directly to the government in accordance with an IRS levy;
- The distribution is a qualified reservist distribution as defined under the Tax Code;
- The distribution is eligible for penalty relief extended to victims of certain natural disasters; or
- You have unreimbursed medical expenses that are more than 7.5% of your adjusted gross income.

Additional exceptions may apply to distributions from a traditional or Roth IRA if:
- The distribution amount is made in substantially equal periodic payments (at least annually) over your life (or life expectancy) or the join lives (or joint life expectancies) of you and your designated beneficiary;
- The distributions are not more than the cost of your medical insurance due to a period of unemployment (subject to certain conditions);
- The distributions are not more than your qualified higher education expenses; or
- You use the distribution to buy, build or rebuild a first home.

Additional exceptions may apply to distributions from a qualified plan if:
- You have separated from service with the plan sponsor at or after age 55;
- You are a qualified public safety employee taking a distribution from a governmental plan and you separated from service after age 50;
- The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated Beneficiary; or
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO").

The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Qualified Distributions − Roth 401(k) and Roth IRAs. A partial or full distribution of premium payments to a Roth 401(k) or a Roth IRA account and earnings credited on those premium payments (or of in-plan rollover amounts and earnings credited on those amounts, as described in the **"In-Plan Roth Rollovers"** section below) will be excludable from income if it is a qualified distribution. A "qualified distribution" from a Roth 401(k) or Roth IRA is defined as a distribution that meets the following two requirements:
- The distribution occurs after the five-year taxable period measured from the earlier of:
  - > The first taxable year you, as applicable, made a contribution to a Roth IRA or a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Tax Code Section 402A;
  - > If a rollover contribution was made from a designated Roth account previously established for your under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account; or
  - > The first taxable year in which you made an in-plan Roth rollover or non-Roth amounts under the same plan; AND

- The distribution occurs after you attain age 59½, die with payment being made to your beneficiary or estate or become disabled as defined in the Tax Code.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the Contract (basis) and earnings on the Contract.

Distributions – Eligibility

401(a) Pension Plans. Subject to the terms of your 401(a) pension plan, distributions may generally only occur upon:
- Retirement;
- Death;
- Disability;
- Severance from employment;
- Attainment of normal retirement age;
- Attainment of age 62; or
- Termination of the plan.

Such distributions remain subject to other applicable restrictions under the Tax Code.

401(k) and Roth 401(k) Plans. Subject to the term of your 401(k) plan, distributions from your 401(k) or Roth 401(k) employee account, and possibly all or a portion of your 401(k) or Roth 401(k) employer account, may generally only occur upon:
- Retirement;
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship (for 2018 and earlier, contributions only, not earnings); or
- Termination of the plan.

Such distributions remain subject to other applicable restrictions under the Tax Code.

403(b) Plans. Distribution of certain salary reduction contributions and earnings on such contributions restricted under Tax Code Section 403(b)(11) may generally only occur upon:
- Retirement;
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship (for 2018 and earlier, contributions only, not earnings);
- Termination of the plan; or
- Meeting other circumstances as allowed by federal law, regulations or rulings.

Such distributions remain subject to other applicable restrictions under the Tax Code.

Section 403(b) regulations prohibit the distribution of amounts attributable to employer contributions before the earlier of your severance from employment or prior to the occurrence of some event as provided under your employer's plan, such as after a fixed number of years, the attainment of a stated age, or a disability.

If the Company agrees to accept amounts exchanged from a Tax Code Section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code Section 403(b)(7)(A)(ii).

Before we process a withdrawal request to confirm with your 403(b) plan sponsor or otherwise, that the withdrawals you request from a 403(b) contract comply with applicable tax requirements.

Lifetime Required Minimum Distributions (401(a), 401(k), Roth 401(k), 403(a), 403(b) and IRAs)

To avoid certain tax penalties, you and any designated beneficiary must also satisfy the required minimum distribution rules set forth in the Tax Code. These rules dictate the following:
- The start date for distributions;
- The time period in which all amounts in your Contract(s) must be distributed; and
- Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or in the case of an employer-sponsored plan, April 1 of the calendar year following the calendar year in which you retire, whichever occurs later, unless:
- Under 401(a) or 401(k) plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70½; or
- Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

Time Period. We must pay out distributions from the Contract over a period not extending beyond one of the following time periods:
- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). Before annuity payments begin, the required minimum distribution amount is generally determined by dividing the entire interest in the account as of December 31 of the preceding year by the applicable distribution period. The entire interest in the account includes the amount of any outstanding rollover, transfer and recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits and any optional living benefit. If annuity payments have begun under an annuity option that satisfies the Tax Code section 401(a)(9) regulations, such payments will generally be viewed as satisfying your required minimum distribution.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed. In certain circumstances this excise tax may be waived by the IRS.

Roth IRAs. Required minimum distributions are not applicable to Roth IRAs during your lifetime. Further information regarding required minimum distributions may be found in your Contract.

Required Distributions upon Death (401(a), 401(k), Roth 401(k), 403(a), 403(b), IRAs and Roth IRAs)

Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your Contract.

If your death occurs on or after the date you begin receiving minimum distributions under the Contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Very generally, for benefits not being paid as an annuity, this means calculating the minimum distribution using the longer of the beneficiary's remaining life expectancy determined in the year following the year of the owner's death, reduced by one for each subsequent year or owner's remaining life expectancy at death, reduced by one for each subsequent year. Tax Code Section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before the date you begin receiving minimum distributions under the Contract, your entire balance generally must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2018, your entire balance must be distributed to the designated beneficiary by December 31, 2023. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:
- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If your death occurs before the date you begin receiving required minimum distributions under the contract and the designated beneficiary is your spouse, distributions must generally begin on or before the later of the following:

- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If your death occurs before the date you begin receiving required minimum distributions under the contract and there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract owner's death.

Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only). In lieu of taking a distribution under these rules, if the sole designated beneficiary is the contract owner's surviving spouse, the spousal beneficiary may elect to treat the Contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the Contract or fails to take a distribution within the required time period.

Withholding

Any taxable distributions under the Contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status.

401(a), 401(k), Roth 401(k), 403(a) and 403(b) Plans. Generally, eligible rollover distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

IRAs and Roth IRAs. Generally, you or, if applicable, a designated beneficiary may elect not to have tax withheld from distributions. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number, if we are notified by the IRS that the taxpayer identification number we have on file is incorrect, or if the payment is made outside of the U.S. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Non Resident Aliens. If you or your designated beneficiary is a non-resident alien, withholding will generally be 30% based on the individual's citizenship, the country of domicile and tax treaty status.

In-Plan Roth Rollovers

Tax Code Section 401(k) plans may add a "qualified Roth contribution program," under which employees can forego the current exclusion from gross income for elective deferrals, in exchange for the future exclusion of the distribution of the deferrals and any earnings thereon. That is, participants may elect to make non-excludable contributions to "designated Roth accounts" (instead of making excludable contributions) – and to exclude from gross income (if certain conditions are met) distributions from these accounts (instead of having distributions included in gross income).

If permitted under the plan for which the Contract is issued and provided the plan offers a Roth 401(k) account, non-Roth amounts may be rolled over into a corresponding Roth account within the same plan. The Tax Code provides that, generally, an in-plan rollover to a Roth account is taxable and includable in gross income in the year the rollover occurs, just as if the amount were distributed and not rolled into a qualified account. Please note that in-plan rollovers into a Roth account are not subject to withholding. Consequently, an individual considering such a transaction may want to increase their tax withholding or make an estimated tax payment in the year of the rollover. Amounts rolled over into an in-plan Roth account cannot subsequently be converted back into a non-Roth account.

A partial or full distribution of in-plan Roth rollover amounts and earnings credited on those amounts (or of premium payments made by salary reduction to a Roth account and earnings credited on those premium payments, as described above) will be excludable from income if it is a qualified distribution as defined in the **"Qualified Distributions – Roth 401(k) and Roth IRAs"** section above.

In-plan Roth rollovers are not subject to the 10% additional tax on early distributions under Tax Code Section 72(t) that would normally apply to distributions from a 401(k) plan. However, a special recapture rule applies when a plan distributes any part of the in-plan Roth rollover within a five-year taxable period, making the distribution subject to the 10% additional tax on early distributions under Tax Code Section 72(t) unless an exception to this tax applies or the distribution is allocable to any nontaxable portion of the in-plan Roth rollover. The five-year taxable period begins January 1 of the year of the in-plan Roth rollover and ends on the last day of the fifth year of the period. This special recapture rule does not apply when the participant rolls over the distribution to another designated Roth account or to a Roth IRA but does apply to a subsequent distribution from the rolled over account or Roth IRA within the five-year taxable period.

Due to administrative complexity, certain in-plan Roth rollovers may not be available through the Contract. Additionally, the tax rules associated with Roth accounts and in-plan Roth rollovers can be complex and you should seek tax and/or legal advice regarding your particular situation.

Assignment and Other Transfers

401(a), 401(k), Roth 401(k), 403(a) and 403(b) Plans. Your beneficial interest in the Contract may not be assigned or transferred to persons other than:
- A plan participant as a means to provide benefit payments;
- An alternate payee under a QDRO in accordance with Tax Code Section 414(p);
- The Company as collateral for a loan; or
- The enforcement of a federal income tax lien or levy.

IRAs and Roth IRAs. The Tax Code does not allow a transfer or assignment of your rights under these Contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the Contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a tax and/or legal adviser regarding the potential tax effects of such a transaction.

Tax Consequences of Living Benefits and Enhanced Death Benefits

Living Benefits. Except as otherwise noted below, when a full or partial withdrawal from a Contract occurs under a Voya LifePay Plus or Voya Joint LifePay Plus rider, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any deferred sales charge) immediately before the distribution over the investment in the Contract at that time.

Investment in the Contract is generally equal to the amount of all contributions to the Contract previously included in your gross income, plus amounts previously included in your gross income as the result of certain loans, assignments, or gifts, less the aggregate amount of non-taxable distributions previously made. The income on the Contract for purposes of calculating the taxable amount of a distribution may be unclear. For example, the living benefits provided under the Voya LifePay Plus or Voya Joint LifePay Plus rider, as well as any applicable Market Value Adjustment, could increase the contract value that applies. Thus, the income on the Contract could be higher than the amount of income that would be determined without regard to such a benefit. As a result, you could have higher amounts of income than will be reported to you. In addition, payments under any guaranteed payment phase of such riders may be subject to the exclusion ratio rules under Tax Code Section 72(b) for tax purposes. Please consult your tax and/or legal adviser about the tax consequences of living benefits.

Payments of the Maximum Annual Withdrawal pursuant to the Income Optimizer under the Voya LifePay Plus or Voya Joint LifePay Plus rider are designed to be treated as annuity payments for withholding and tax reporting purposes. A portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when your payments of the Maximum Annual Withdrawal pursuant to the Income Optimizer start. Any withdrawals in addition to the Maximum Annual Withdrawal payments you are receiving pursuant to the Income Optimizer constitute Excess Withdrawals under the Voya LifePay Plus or Voya Joint LifePay Plus rider, causing a proportional reduction of the Voya LifePay Plus Base and Maximum Annual Withdrawal. This reduction will result in a proportional reduction in the non-taxable portion of your future Maximum Annual Withdrawal payments. Once your investment in the Contract has been fully recovered, the full amount of each of your future Maximum Annual Withdrawal payments would be subject to tax as ordinary income.

Enhanced Death Benefits. The Contract offers a death benefit that may exceed the greater of premium payments and the contract value. It is possible that the IRS could characterize such a death benefit as other than an incidental death benefit, which may result in currently taxable income and could affect the amount of required minimum distributions. Additionally, because certain charges are imposed with respect to some of the available death benefits it is possible those charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract. Please consult your tax adviser about the tax consequences of enhanced death benefits.

Same-Sex Marriages

The Contract provides that upon your death a surviving spouse may have certain continuation rights that he or she may elect to exercise for the Contract's Death Benefit and any joint-life coverage under a living benefit. All contract provisions relating to spousal continuation are available only to a person who meets the definition of "spouse" under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Please consult your tax and/or legal adviser for further information about this subject.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the Contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the Contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the Contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation thereof may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the Contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

APPENDIX A

Condensed Financial Information

Except for subaccounts which did not commence operations as of December 31, 2017, the following tables show the Condensed Financial Information (accumulation unit values and number of units outstanding for the indicated periods) for each subaccount of Separate Account B under the Contract with the lowest and highest combination of asset-based charges. This information is current through December 31, 2017, including portfolio names. Portfolio name changes after December 31, 2017, are not reflected in the following information. Complete information is available in the SAI. Contact Customer Service to obtain your copy of the SAI free of charge.

Separate Account Annual Charges of 1.40%

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
COLUMBIA SMALL CAP VALUE FUND (CLASS 2)										
Value at beginning of period	$35.32	$26.98	$29.21	$28.75	$21.75	$19.83	$21.42	$17.18	$13.94	$19.68
Value at end of period	$39.69	$35.32	$26.98	$29.21	$28.75	$21.75	$19.83	$21.42	$17.18	$13.94
Number of accumulation units outstanding at end of period	224,260	371,322	463,069	571,341	731,242	853,085	975,035	1,094,501	1,267,316	1,517,242
PROFUND VP BULL										
Value at beginning of period	$14.19	$13.13	$13.37	$12.17	$9.51	$8.47	$8.59	$7.74	$6.31	$10.27
Value at end of period	$16.70	$14.19	$13.13	$13.37	$12.17	$9.51	$8.47	$8.59	$7.74	$6.31
Number of accumulation units outstanding at end of period	24,959	30,950	37,080	40,009	64,161	80,226	96,088	119,978	139,938	178,757
PROFUND VP EUROPE 30										
Value at beginning of period	$9.89	$9.30	$10.59	$11.75	$9.80	$8.52	$9.49	$9.37	$7.19	$13.02
Value at end of period	$11.67	$9.89	$9.30	$10.59	$11.75	$9.80	$8.52	$9.49	$9.37	$7.19
Number of accumulation units outstanding at end of period	19,913	36,367	41,138	46,167	61,749	74,259	85,942	104,606	126,512	152,071
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$2.03	$2.17	$2.24	$3.25	$2.83	$3.09	$5.01	$6.05	$4.64	$7.59
Value at end of period	$1.76	$2.03	$2.17	$2.24	$3.25	$2.83	$3.09	$5.01	$6.05	$4.64
Number of accumulation units outstanding at end of period	141,338	185,734	203,341	238,818	238,813	266,658	270,919	290,517	316,599	402,662
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$15.37	$15.58	$15.80	$16.02	$16.24	$16.47	$16.70	$16.94	$17.12	$16.95
Value at end of period	$15.22	$15.37	$15.58	$15.80	$16.02	$16.24	$16.47	$16.70	$16.94	$17.12
Number of accumulation units outstanding at end of period	2,974,048	4,119,413	4,627,796	5,330,177	6,262,749	6,109,676	7,655,564	7,999,039	11,578,123	15,903,229
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.80	$14.66	$15.15	$13.94	$10.87	$9.57	$9.99			
Value at end of period	$18.66	$15.80	$14.66	$15.15	$13.94	$10.87	$9.57			
Number of accumulation units outstanding at end of period	7,224,237	9,534,437	11,357,787	13,193,311	15,699,200	17,914,965	19,736,037			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.37	$13.31	$13.73	$12.61	$9.81	$8.61	$8.78	$7.82	$6.10	$9.95
Value at end of period	$17.01	$14.37	$13.31	$13.73	$12.61	$9.81	$8.61	$8.78	$7.82	$6.10
Number of accumulation units outstanding at end of period	2,957,464	3,989,857	4,805,989	5,731,475	6,997,027	8,191,118	9,561,032	5,214,662	5,796,850	3,900,949

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$20.18	$17.86	$18.49	$18.53	$17.80	$15.83	$15.37	$13.65	$9.26	$12.13
Value at end of period	$21.14	$20.18	$17.86	$18.49	$18.53	$17.80	$15.83	$15.37	$13.65	$9.26
Number of accumulation units outstanding at end of period	1,460,783	1,919,763	2,333,369	2,852,338	3,536,270	4,012,922	3,817,892	3,921,490	3,386,304	4,317,113
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$17.21	$15.87	$16.00	$14.29	$10.92	$9.71	$9.88	$8.82	$7.27	$11.78
Value at end of period	$21.10	$17.21	$15.87	$16.00	$14.29	$10.92	$9.71	$9.88	$8.82	$7.27
Number of accumulation units outstanding at end of period	268,013	434,908	502,867	611,588	718,974	816,038	939,728	1,008,074	1,178,124	1,295,966
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$23.62	$20.33	$21.05	$19.54	$14.76	$12.75	$13.12	$10.94	$8.44	$13.75
Value at end of period	$26.39	$23.62	$20.33	$21.05	$19.54	$14.76	$12.75	$13.12	$10.94	$8.44
Number of accumulation units outstanding at end of period	304,281	535,541	606,003	733,866	900,327	1,007,217	1,103,955	1,204,164	1,377,178	1,538,832
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$23.25	$18.57	$19.51	$18.80	$13.40	$12.12	$12.41	$10.28	$8.37	$12.80
Value at end of period	$25.13	$23.25	$18.57	$19.51	$18.80	$13.40	$12.12	$12.41	$10.28	$8.37
Number of accumulation units outstanding at end of period	241,436	393,989	471,739	590,078	701,737	824,353	906,059	987,422	1,101,850	1,200,311
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$15.80	$15.38	$15.56	$14.82	$15.09	$14.03	$13.26	$12.28	$11.19	$12.42
Value at end of period	$16.32	$15.80	$15.38	$15.56	$14.82	$15.09	$14.03	$13.26	$12.28	$11.19
Number of accumulation units outstanding at end of period	24,021,783	28,010,382	32,021,473	35,604,078	12,404,667	12,675,495	13,585,163	14,805,735	15,212,968	14,692,505
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$9.33	$9.43	$9.70	$10.41						
Value at end of period	$11.42	$9.33	$9.43	$9.70						
Number of accumulation units outstanding at end of period	8,473,575	10,918,223	12,820,021	14,338,873						
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$8.72	$8.79	$9.01	$9.74	$8.16	$6.98	$8.09	$7.62	$6.06	$10.14
Value at end of period	$10.70	$8.72	$8.79	$9.01	$9.74	$8.16	$6.98	$8.09	$7.62	$6.06
Number of accumulation units outstanding at end of period	348,186	475,607	558,185	670,510	985,325	849,883	818,658	1,156,598	1,391,858	139,687
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$15.69	$15.40	$14.78	$13.26	$10.32	$10.27				
Value at end of period	$19.97	$15.69	$15.40	$14.78	$13.26	$10.32				
Number of accumulation units outstanding at end of period	11,904,633	16,175,859	19,109,726	22,337,194	26,880,710	30,794,923				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$25.11	$24.56	$23.48	$21.00	$16.31	$14.04	$13.93	$12.36	$8.80	$12.32
Value at end of period	$32.05	$25.11	$24.56	$23.48	$21.00	$16.31	$14.04	$13.93	$12.36	$8.80
Number of accumulation units outstanding at end of period	5,622,301	7,562,016	9,118,020	11,036,243	7,109,891	1,682,756	2,130,653	1,082,965	1,127,373	74,128
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.63	$14.85	$15.80	$14.60	$11.33	$10.05	$10.05			
Value at end of period	$18.57	$16.63	$14.85	$15.80	$14.60	$11.33	$10.05			
Number of accumulation units outstanding at end of period	5,508,969	7,421,221	9,147,104	8,808,653	5,395,409	830,633	569,147			
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$18.68	$17.71	$17.91	$16.73	$12.89	$11.47	$11.73	$9.15	$6.58	$10.72
Value at end of period	$22.98	$18.68	$17.71	$17.91	$16.73	$12.89	$11.47	$11.73	$9.15	$6.58
Number of accumulation units outstanding at end of period	4,774,600	2,853,934	3,240,855	3,761,739	4,703,222	3,747,745	4,227,190	4,756,551	4,502,607	4,769,928

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.44	$17.23	$17.57	$15.50	$12.06	$11.09	$11.79	$10.32	$8.43	$13.10
Value at end of period	$22.07	$18.44	$17.23	$17.57	$15.50	$12.06	$11.09	$11.79	$10.32	$8.43
Number of accumulation units outstanding at end of period	363,463	487,254	577,949	655,382	581,429	616,418	700,026	862,455	854,149	896,825
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.90	$13.14	$13.60	$13.09	$11.19	$10.05	$10.31	$9.37	$9.22	
Value at end of period	$15.99	$13.90	$13.14	$13.60	$13.09	$11.19	$10.05	$10.31	$9.37	
Number of accumulation units outstanding at end of period	29,664,497	39,020,544	45,698,664	51,799,708	59,186,253	63,995,469	68,956,114	74,275,484	79,472,323	
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.91	$13.21	$13.61	$13.06	$11.45	$10.40	$10.54	$9.63	$9.49	
Value at end of period	$15.71	$13.91	$13.21	$13.61	$13.06	$11.45	$10.40	$10.54	$9.63	
Number of accumulation units outstanding at end of period	17,625,445	22,613,214	26,950,962	30,767,408	35,441,375	38,485,278	42,036,780	46,040,296	48,787,781	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.29	$12.74	$13.13	$12.65	$11.66	$10.73	$10.65	$9.86	$9.75	
Value at end of period	$14.65	$13.29	$12.74	$13.13	$12.65	$11.66	$10.73	$10.65	$9.86	
Number of accumulation units outstanding at end of period	9,718,604	12,104,749	14,071,867	16,389,602	19,206,813	20,961,634	22,515,408	24,451,343	25,879,317	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$26.02	$24.83	$23.45	$21.09	$16.24	$14.42	$14.07	$12.69	$10.27	
Value at end of period	$33.60	$26.02	$24.83	$23.45	$21.09	$16.24	$14.42	$14.07	$12.69	
Number of accumulation units outstanding at end of period	820,529	1,080,819	1,104,897	1,257,121	1,242,161	1,378,422	1,637,094	1,455,162	1,607,178	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$16.33	$14.95	$14.90	$13.42	$10.33	$9.09	$9.02	$8.17	$6.71	$10.17
Value at end of period	$19.69	$16.33	$14.95	$14.90	$13.42	$10.33	$9.09	$9.02	$8.17	$6.71
Number of accumulation units outstanding at end of period	2,704,333	3,318,523	3,395,479	3,546,039	4,014,374	4,545,292	4,462,209	5,649,134	6,524,524	629,227
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$24.05	$21.15	$22.29	$20.14	$15.54	$13.59	$13.71	$12.51	$10.35	
Value at end of period	$26.84	$24.05	$21.15	$22.29	$20.14	$15.54	$13.59	$13.71	$12.51	
Number of accumulation units outstanding at end of period	856,511	1,222,175	1,205,374	471,664	439,059	373,421	310,000	194,823	130,420	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$26.59	$25.25	$25.81	$23.56	$17.71	$15.55	$16.13	$13.00	$10.36	
Value at end of period	$32.60	$26.59	$25.25	$25.81	$23.56	$17.71	$15.55	$16.13	$13.00	
Number of accumulation units outstanding at end of period	865,314	1,120,682	1,355,601	1,415,777	1,742,194	1,975,775	2,267,474	2,632,553	2,765,328	
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$18.35	$15.40	$16.41	$15.90	$11.65	$10.20	$10.80	$8.69	$6.97	$10.06
Value at end of period	$20.62	$18.35	$15.40	$16.41	$15.90	$11.65	$10.20	$10.80	$8.69	$6.97
Number of accumulation units outstanding at end of period	1,139,591	1,420,669	1,600,432	1,732,818	1,943,191	1,759,225	1,701,985	1,880,369	1,673,974	1,397,996

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$16.53	$14.82	$15.20	$14.64	$10.70	$9.44	$9.53	$7.31	$5.68	$8.80
Value at end of period	$19.30	$16.53	$14.82	$15.20	$14.64	$10.70	$9.44	$9.53	$7.31	$5.68
Number of accumulation units outstanding at end of period	184,896	275,069	341,370	413,406	542,408	663,418	796,478	919,414	1,117,503	1,257,982
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$20.10	$16.42	$16.82	$16.06	$11.85	$10.52	$10.97	$8.97	$7.15	$10.25
Value at end of period	$22.00	$20.10	$16.42	$16.82	$16.06	$11.85	$10.52	$10.97	$8.97	$7.15
Number of accumulation units outstanding at end of period	629,887	812,437	852,713	963,772	1,060,414	1,187,162	1,422,232	1,686,231	1,359,012	686,734
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.05	$9.60	$10.03							
Value at end of period	$11.71	$10.05	$9.60							
Number of accumulation units outstanding at end of period	8,722,120	10,212,905	12,257,013							
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.81	$11.73	$11.90	$11.44	$11.94	$11.69	$11.08	$10.62	$10.20	$9.99
Value at end of period	$11.99	$11.81	$11.73	$11.90	$11.44	$11.94	$11.69	$11.08	$10.62	$10.20
Number of accumulation units outstanding at end of period	1,685,713	2,140,065	2,326,628	2,474,708	2,262,123	2,599,279	3,165,568	3,163,184	3,588,432	3,388,765
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$20.53	$19.77	$21.11	$20.52	$14.99	$12.70	$12.60	$10.10	$7.58	$13.08
Value at end of period	$25.95	$20.53	$19.77	$21.11	$20.52	$14.99	$12.70	$12.60	$10.10	$7.58
Number of accumulation units outstanding at end of period	1,832,233	2,411,598	2,897,333	3,345,047	3,838,302	3,614,401	4,238,575	4,210,806	4,248,323	3,468,055
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.86	$13.97	$14.41	$12.84	$12.55	$10.13	$10.85	$9.49	$7.21	$12.45
Value at end of period	$15.10	$13.86	$13.97	$14.41	$12.84	$12.55	$10.13	$10.85	$9.49	$7.21
Number of accumulation units outstanding at end of period	689,431	850,881	1,017,120	1,199,879	1,384,244	1,576,114	1,763,062	1,961,059	2,241,686	2,084,334
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$111.21	$108.20	$106.59	$83.24	$82.71	$72.61	$67.25	$53.29	$39.77	$65.61
Value at end of period	$115.34	$111.21	$108.20	$106.59	$83.24	$82.71	$72.61	$67.25	$53.29	$39.77
Number of accumulation units outstanding at end of period	140,103	203,191	252,122	319,442	412,408	481,849	575,703	675,827	801,790	952,216
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.39	$15.33	$15.10	$13.57	$10.22	$9.23	$9.82	$8.89	$6.85	$11.43
Value at end of period	$19.64	$16.39	$15.33	$15.10	$13.57	$10.22	$9.23	$9.82	$8.89	$6.85
Number of accumulation units outstanding at end of period	1,688,524	2,237,802	2,511,540	2,768,582	3,001,487	3,337,689	3,608,516	3,853,085	3,902,577	3,528,125
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$18.04	$14.79	$15.46	$15.03	$10.89	$9.67	$10.08	$8.16	$6.63	$10.21
Value at end of period	$19.74	$18.04	$14.79	$15.46	$15.03	$10.89	$9.67	$10.08	$8.16	$6.63
Number of accumulation units outstanding at end of period	776,175	1,037,070	1,226,292	1,421,605	1,638,441	1,976,916	2,223,917	2,485,616	2,897,468	3,270,508
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$15.47	$13.56	$14.69	$14.19	$12.55	$11.31	$11.18	$10.04	$7.71	$11.06
Value at end of period	$16.83	$15.47	$13.56	$14.69	$14.19	$12.55	$11.31	$11.18	$10.04	$7.71
Number of accumulation units outstanding at end of period	2,398,130	3,155,065	3,731,542	4,655,588	5,147,846	5,478,163	5,332,275	5,251,259	5,510,324	4,555,948
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$21.53	$18.54	$20.00	$18.58	$13.96	$11.93	$12.36	$10.89	$8.59	$13.72
Value at end of period	$24.99	$21.53	$18.54	$20.00	$18.58	$13.96	$11.93	$12.36	$10.89	$8.59
Number of accumulation units outstanding at end of period	975,633	1,322,990	1,683,688	2,034,525	2,240,125	2,131,292	2,213,852	2,163,923	2,202,640	2,342,903

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$19.12	$16.86	$17.50	$16.33	$13.29	$11.98	$12.31	$11.15	$9.24	$12.26
Value at end of period	$20.85	$19.12	$16.86	$17.50	$16.33	$13.29	$11.98	$12.31	$11.15	$9.24
Number of accumulation units outstanding at end of period	3,487,076	4,329,327	5,216,053	6,388,091	2,363,718	2,113,601	2,270,527	2,408,048	2,591,371	2,734,004
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$51.89	$43.88	$45.85	$42.23	$31.99	$28.32	$29.36	$26.47	$21.66	$32.41
Value at end of period	$58.28	$51.89	$43.88	$45.85	$42.23	$31.99	$28.32	$29.36	$26.47	$21.66
Number of accumulation units outstanding at end of period	703,489	837,388	956,646	1,110,697	1,334,073	1,464,057	1,747,429	2,059,675	2,460,096	2,778,827
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.84	$17.82	$21.46	$21.57	$23.20	$19.76	$24.52	$20.67	$12.22	$25.43
Value at end of period	$27.98	$19.84	$17.82	$21.46	$21.57	$23.20	$19.76	$24.52	$20.67	$12.22
Number of accumulation units outstanding at end of period	1,680,669	2,136,235	2,491,137	2,828,949	3,257,286	3,572,154	3,601,771	3,721,910	4,884,446	4,935,142
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$30.21	$25.19	$26.53	$24.83	$18.12	$15.49	$15.92	$12.74	$10.15	$14.69
Value at end of period	$34.42	$30.21	$25.19	$26.53	$24.83	$18.12	$15.49	$15.92	$12.74	$10.15
Number of accumulation units outstanding at end of period	869,153	1,234,769	1,470,952	1,635,806	1,942,461	1,734,757	1,899,433	2,114,063	1,657,419	1,611,588
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
Value at beginning of period	$28.26	$27.22	$25.95	$25.25	$21.44	$18.78	$17.47	$15.55	$12.24	$17.37
Value at end of period	$35.06	$28.26	$27.22	$25.95	$25.25	$21.44	$18.78	$17.47	$15.55	$12.24
Number of accumulation units outstanding at end of period	1,045,249	1,340,989	1,519,675	1,806,889	2,192,686	2,525,466	2,790,056	2,982,767	2,798,687	2,715,369
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$18.40	$18.66	$18.23	$18.11	$14.48	$12.10	$13.40	$11.73	$8.54	$14.55
Value at end of period	$24.69	$18.40	$18.66	$18.23	$18.11	$14.48	$12.10	$13.40	$11.73	$8.54
Number of accumulation units outstanding at end of period	807,076	883,783	1,216,762	1,205,566	1,469,568	1,279,009	1,397,045	1,420,560	1,635,220	1,818,384
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$87.37	$82.00	$79.04	$71.47	$59.32	$52.55	$51.80	$46.07	$35.06	$49.06
Value at end of period	$99.15	$87.37	$82.00	$79.04	$71.47	$59.32	$52.55	$51.80	$46.07	$35.06
Number of accumulation units outstanding at end of period	3,519,909	4,380,841	4,905,548	5,469,024	6,127,711	6,556,997	7,077,206	7,593,076	8,156,298	8,278,462
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$50.96	$43.51	$47.40	$44.74	$34.97	$30.26	$30.97	$27.32	$22.17	$34.97
Value at end of period	$58.41	$50.96	$43.51	$47.40	$44.74	$34.97	$30.26	$30.97	$27.32	$22.17
Number of accumulation units outstanding at end of period	958,143	1,314,400	1,493,918	1,766,295	2,183,982	2,465,852	2,820,631	3,008,352	3,153,961	3,367,200
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.95	$16.97	$15.57	$14.57	$10.64	$9.10	$9.35	$8.13	$5.78	$10.17
Value at end of period	$22.27	$16.95	$16.97	$15.57	$14.57	$10.64	$9.10	$9.35	$8.13	$5.78
Number of accumulation units outstanding at end of period	1,644,216	1,963,161	2,549,469	2,394,002	2,453,514	2,352,194	1,806,950	1,929,680	1,909,257	775,347
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.93	$14.86	$15.22	$15.61	$13.84	$11.82	$13.68	$12.19	$8.99	$18.05
Value at end of period	$18.83	$14.93	$14.86	$15.22	$15.61	$13.84	$11.82	$13.68	$12.19	$8.99
Number of accumulation units outstanding at end of period	875,910	1,015,936	1,199,390	1,221,192	1,258,845	1,385,641	1,461,019	1,599,392	1,998,238	2,376,603
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.85	$10.83	$11.39	$12.40	$10.49	$8.96	$10.36	$9.67	$7.44	$12.71
Value at end of period	$13.05	$10.85	$10.83	$11.39	$12.40	$10.49	$8.96	$10.36	$9.67	$7.44
Number of accumulation units outstanding at end of period	3,817,589	5,129,382	6,092,607	6,958,530	7,818,813	8,618,254	2,688,868	2,992,773	2,884,425	2,681,328

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$30.22	$27.64	$30.33	$31.63	$24.56	$20.46	$22.00	$20.71	$15.88	$26.69
Value at end of period	$35.23	$30.22	$27.64	$30.33	$31.63	$24.56	$20.46	$22.00	$20.71	$15.88
Number of accumulation units outstanding at end of period	484,774	655,387	816,077	984,423	1,092,286	1,218,937	1,363,264	1,606,338	1,694,621	1,712,450
WELLS FARGO VT INDEX ASSET ALLOCATION FUND										
Value at beginning of period	$20.90	$19.69	$19.72	$16.94	$14.36	$12.89	$12.27	$10.99	$9.65	$13.81
Value at end of period	$23.13	$20.90	$19.69	$19.72	$16.94	$14.36	$12.89	$12.27	$10.99	$9.65
Number of accumulation units outstanding at end of period	0	0	0	0	0	786	18,865	25,366	25,466	25,208
WELLS FARGO VT OMEGA GROWTH FUND										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$19.50	$19.67	$19.69	$19.23	$13.94	$11.74	$12.61	$10.00		
Value at end of period	$25.88	$19.50	$19.67	$19.69	$19.23	$13.94	$11.74	$12.61		
Number of accumulation units outstanding at end of period	573	579	585	591	596	603	1,174	1,187		
WELLS FARGO VT SMALL CAP GROWTH FUND										
Value at beginning of period	$26.95	$25.37	$26.49	$27.38	$18.48	$17.38	$18.47	$14.78	$9.82	$17.00
Value at end of period	$33.44	$26.95	$25.37	$26.49	$27.38	$18.48	$17.38	$18.47	$14.78	$9.82
Number of accumulation units outstanding at end of period	0	0	0	0	0	153	1,280	1,893	1,992	2,221

Separate Account Annual Charges of 1.95%

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
COLUMBIA SMALL CAP VALUE FUND (CLASS 2)										
Value at beginning of period	$32.72	$25.14	$27.37	$27.08	$20.61	$18.89	$20.53	$16.55	$13.51	$19.17
Value at end of period	$36.57	$32.72	$25.14	$27.37	$27.08	$20.61	$18.89	$20.53	$16.55	$13.51
Number of accumulation units outstanding at end of period	132,769	176,425	197,472	225,564	261,948	307,378	337,456	373,700	427,908	464,506
PROFUND VP BULL										
Value at beginning of period	$13.00	$12.09	$12.39	$11.34	$8.91	$7.98	$8.14	$7.37	$6.05	$9.89
Value at end of period	$15.22	$13.00	$12.09	$12.39	$11.34	$8.91	$7.98	$8.14	$7.37	$6.05
Number of accumulation units outstanding at end of period	5,903	9,319	9,826	11,653	13,868	20,716	22,523	24,279	28,304	30,665
PROFUND VP EUROPE 30										
Value at beginning of period	$9.06	$8.57	$9.81	$10.95	$9.18	$8.03	$8.99	$8.93	$6.88	$12.54
Value at end of period	$10.63	$9.06	$8.57	$9.81	$10.95	$9.18	$8.03	$8.99	$8.93	$6.88
Number of accumulation units outstanding at end of period	11,255	18,559	21,719	24,374	28,396	28,697	32,153	42,989	44,665	76,510
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$1.88	$2.03	$2.10	$3.07	$2.69	$2.95	$4.81	$5.84	$4.50	$7.41
Value at end of period	$1.63	$1.88	$2.03	$2.10	$3.07	$2.69	$2.95	$4.81	$5.84	$4.50
Number of accumulation units outstanding at end of period	63,794	73,774	80,163	90,860	86,469	94,360	95,656	97,550	99,495	112,208
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$13.14	$13.38	$13.65	$13.92	$14.19	$14.47	$14.76	$15.05	$15.30	$15.23
Value at end of period	$12.93	$13.14	$13.38	$13.65	$13.92	$14.19	$14.47	$14.76	$15.05	$15.30
Number of accumulation units outstanding at end of period	1,961,634	2,477,085	2,506,704	2,588,669	2,922,458	3,294,219	4,195,103	3,726,691	4,944,633	6,218,579

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.28	$14.26	$14.82	$13.71	$10.75	$9.52	$9.99			
Value at end of period	$17.95	$15.28	$14.26	$14.82	$13.71	$10.75	$9.52			
Number of accumulation units outstanding at end of period	5,222,184	6,224,969	6,985,998	7,716,712	8,750,030	9,694,786	10,457,228			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$13.65	$12.72	$13.19	$12.18	$9.53	$8.42	$8.63	$7.73	$6.06	$9.95
Value at end of period	$16.07	$13.65	$12.72	$13.19	$12.18	$9.53	$8.42	$8.63	$7.73	$6.06
Number of accumulation units outstanding at end of period	1,736,583	2,079,095	2,385,053	2,666,593	3,011,498	3,315,956	3,801,889	1,358,805	1,432,459	613,853
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$18.80	$16.73	$17.42	$17.56	$16.95	$15.16	$14.81	$13.22	$9.03	$11.88
Value at end of period	$19.58	$18.80	$16.73	$17.42	$17.56	$16.95	$15.16	$14.81	$13.22	$9.03
Number of accumulation units outstanding at end of period	847,560	1,057,015	1,139,664	1,313,134	1,631,758	1,961,472	1,686,591	1,761,365	908,647	1,056,910
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$15.79	$14.64	$14.84	$13.33	$10.25	$9.16	$9.37	$8.41	$6.97	$11.36
Value at end of period	$19.25	$15.79	$14.64	$14.84	$13.33	$10.25	$9.16	$9.37	$8.41	$6.97
Number of accumulation units outstanding at end of period	351,916	454,838	494,087	577,988	667,716	717,363	789,755	927,565	995,207	1,099,093
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$24.59	$21.28	$22.16	$20.68	$15.71	$13.65	$14.12	$11.84	$9.19	$15.05
Value at end of period	$27.31	$24.59	$21.28	$22.16	$20.68	$15.71	$13.65	$14.12	$11.84	$9.19
Number of accumulation units outstanding at end of period	210,597	257,260	286,737	345,853	424,255	480,684	546,385	609,244	668,326	721,208
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$25.21	$20.24	$21.39	$20.73	$14.86	$13.51	$13.92	$11.59	$9.49	$14.59
Value at end of period	$27.10	$25.21	$20.24	$21.39	$20.73	$14.86	$13.51	$13.92	$11.59	$9.49
Number of accumulation units outstanding at end of period	193,785	229,986	251,332	285,723	324,645	365,803	403,302	440,060	470,167	505,902
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$14.55	$14.25	$14.49	$13.88	$14.21	$13.29	$12.63	$11.76	$10.78	$12.03
Value at end of period	$14.95	$14.55	$14.25	$14.49	$13.88	$14.21	$13.29	$12.63	$11.76	$10.78
Number of accumulation units outstanding at end of period	13,476,347	15,191,718	16,714,161	18,475,409	5,636,117	5,524,443	5,863,796	6,206,308	6,451,426	5,718,407
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$9.18	$9.32	$9.65	$10.16						
Value at end of period	$11.18	$9.18	$9.32	$9.65						
Number of accumulation units outstanding at end of period	4,931,767	5,752,384	6,577,170	7,282,103						
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$8.30	$8.42	$8.68	$9.43	$7.95	$6.84	$7.97	$7.55	$6.04	$10.30
Value at end of period	$10.13	$8.30	$8.42	$8.68	$9.43	$7.95	$6.84	$7.97	$7.55	$6.04
Number of accumulation units outstanding at end of period	176,942	246,799	302,841	357,580	475,874	407,661	371,833	571,744	540,619	72,627
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$15.29	$15.09	$14.56	$13.13	$10.28	$10.32				
Value at end of period	$19.34	$15.29	$15.09	$14.56	$13.13	$10.28				
Number of accumulation units outstanding at end of period	7,707,085	9,702,824	11,096,157	12,463,566	13,991,615	15,574,620				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$23.40	$23.01	$22.12	$19.90	$15.54	$13.45	$13.42	$11.98	$8.57	$12.07
Value at end of period	$29.69	$23.40	$23.01	$22.12	$19.90	$15.54	$13.45	$13.42	$11.98	$8.57
Number of accumulation units outstanding at end of period	3,073,755	3,955,528	4,615,993	5,422,863	3,611,717	883,032	1,038,029	641,795	404,582	28,155

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.09	$14.45	$15.45	$14.36	$11.21	$10.00	$10.04			
Value at end of period	$17.86	$16.09	$14.45	$15.45	$14.36	$11.21	$10.00			
Number of accumulation units outstanding at end of period	3,519,373	4,372,038	5,077,333	4,852,661	2,061,174	360,984	195,176			
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$17.11	$16.31	$16.59	$15.59	$12.07	$10.81	$11.11	$8.72	$6.31	$10.33
Value at end of period	$20.94	$17.11	$16.31	$16.59	$15.59	$12.07	$10.81	$11.11	$8.72	$6.31
Number of accumulation units outstanding at end of period	2,312,735	1,336,074	1,548,014	1,692,293	2,042,615	1,366,532	1,287,437	1,172,403	647,451	576,021
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.27	$16.23	$16.65	$14.76	$11.56	$10.69	$11.42	$10.05	$8.26	$12.90
Value at end of period	$20.56	$17.27	$16.23	$16.65	$14.76	$11.56	$10.69	$11.42	$10.05	$8.26
Number of accumulation units outstanding at end of period	225,734	283,009	319,579	255,728	168,358	177,578	215,052	214,959	192,048	210,718
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.35	$12.69	$13.21	$12.79	$10.99	$9.92	$10.25	$9.36	$9.21	
Value at end of period	$15.27	$13.35	$12.69	$13.21	$12.79	$10.99	$9.92	$10.25	$9.36	
Number of accumulation units outstanding at end of period	19,398,057	23,818,393	26,764,293	29,932,322	33,789,179	36,373,432	38,938,265	41,710,174	44,762,701	
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.36	$12.76	$13.22	$12.76	$11.24	$10.28	$10.47	$9.62	$9.49	
Value at end of period	$15.01	$13.36	$12.76	$13.22	$12.76	$11.24	$10.28	$10.47	$9.62	
Number of accumulation units outstanding at end of period	13,119,364	15,470,560	17,405,244	19,408,440	21,267,493	22,887,896	24,435,172	26,143,151	27,731,127	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.76	$12.30	$12.75	$12.35	$11.45	$10.59	$10.58	$9.85	$9.75	
Value at end of period	$13.99	$12.76	$12.30	$12.75	$12.35	$11.45	$10.59	$10.58	$9.85	
Number of accumulation units outstanding at end of period	6,205,476	7,356,021	8,133,601	8,883,679	10,216,292	11,171,797	11,686,641	12,734,746	13,459,100	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$24.93	$23.91	$22.71	$20.54	$15.91	$14.20	$13.94	$12.64	$10.20	
Value at end of period	$32.00	$24.93	$23.91	$22.71	$20.54	$15.91	$14.20	$13.94	$12.64	
Number of accumulation units outstanding at end of period	500,685	562,681	575,863	516,244	361,025	374,387	322,048	302,452	315,447	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$15.55	$14.32	$14.35	$13.00	$10.06	$8.90	$8.89	$8.09	$6.68	$10.31
Value at end of period	$18.64	$15.55	$14.32	$14.35	$13.00	$10.06	$8.90	$8.89	$8.09	$6.68
Number of accumulation units outstanding at end of period	856,428	1,102,105	1,152,299	1,396,600	1,209,955	1,222,419	1,182,523	1,491,909	1,537,427	185,841
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$23.03	$20.37	$21.59	$19.62	$15.22	$13.39	$13.58	$12.46	$10.54	
Value at end of period	$25.56	$23.03	$20.37	$21.59	$19.62	$15.22	$13.39	$13.58	$12.46	
Number of accumulation units outstanding at end of period	614,821	733,668	820,315	424,035	343,597	298,911	226,688	202,476	154,282	

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.47	$24.31	$24.99	$22.95	$17.35	$15.32	$15.97	$12.94	$10.14	
Value at end of period	$31.05	$25.47	$24.31	$24.99	$22.95	$17.35	$15.32	$15.97	$12.94	
Number of accumulation units outstanding at end of period	491,085	585,651	639,138	610,425	697,927	736,610	750,346	801,914	789,109	
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.47	$14.75	$15.80	$15.39	$11.35	$9.99	$10.63	$8.60	$6.94	$10.16
Value at end of period	$19.53	$17.47	$14.75	$15.80	$15.39	$11.35	$9.99	$10.63	$8.60	$6.94
Number of accumulation units outstanding at end of period	663,523	856,369	905,581	869,741	1,017,389	932,748	887,230	1,007,545	845,599	553,373
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$15.14	$13.65	$14.09	$13.64	$10.02	$8.90	$9.02	$6.97	$5.44	$8.48
Value at end of period	$17.59	$15.14	$13.65	$14.09	$13.64	$10.02	$8.90	$9.02	$6.97	$5.44
Number of accumulation units outstanding at end of period	59,695	77,386	95,865	115,289	140,732	163,092	175,561	196,291	224,324	248,212
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.15	$15.73	$16.21	$15.55	$11.55	$10.31	$10.80	$8.88	$7.12	$10.13
Value at end of period	$20.84	$19.15	$15.73	$16.21	$15.55	$11.55	$10.31	$10.80	$8.88	$7.12
Number of accumulation units outstanding at end of period	399,868	454,851	424,767	455,788	534,209	612,548	676,236	730,562	637,166	317,965
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$9.97	$9.58	$10.03							
Value at end of period	$11.55	$9.97	$9.58							
Number of accumulation units outstanding at end of period	4,991,320	5,855,715	6,500,658							
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.25	$11.24	$11.46	$11.08	$11.63	$11.45	$10.92	$10.51	$10.16	$10.03
Value at end of period	$11.36	$11.25	$11.24	$11.46	$11.08	$11.63	$11.45	$10.92	$10.51	$10.16
Number of accumulation units outstanding at end of period	1,010,822	1,308,949	1,335,118	1,250,994	1,031,367	1,389,261	1,678,619	1,352,838	1,454,753	808,243
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$19.23	$18.62	$19.99	$19.54	$14.35	$12.23	$12.21	$9.84	$7.42	$12.89
Value at end of period	$24.18	$19.23	$18.62	$19.99	$19.54	$14.35	$12.23	$12.21	$9.84	$7.42
Number of accumulation units outstanding at end of period	965,955	1,166,089	1,372,191	1,576,303	1,869,863	1,743,326	1,832,414	1,920,312	2,034,794	1,705,281
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.06	$13.23	$13.73	$12.30	$12.09	$9.82	$10.57	$9.29	$7.10	$12.34
Value at end of period	$14.15	$13.06	$13.23	$13.73	$12.30	$12.09	$9.82	$10.57	$9.29	$7.10
Number of accumulation units outstanding at end of period	422,162	521,289	608,935	690,682	784,722	867,714	962,296	1,076,870	1,272,193	1,232,834
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$95.02	$92.96	$92.09	$72.31	$72.26	$63.79	$59.41	$47.34	$35.53	$58.95
Value at end of period	$98.00	$95.02	$92.96	$92.09	$72.31	$72.26	$63.79	$59.41	$47.34	$35.53
Number of accumulation units outstanding at end of period	69,784	93,636	118,146	136,468	175,758	216,917	238,603	276,898	343,912	412,439
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.40	$14.49	$14.35	$12.97	$9.82	$8.92	$9.54	$8.69	$6.73	$11.29
Value at end of period	$18.36	$15.40	$14.49	$14.35	$12.97	$9.82	$8.92	$9.54	$8.69	$6.73
Number of accumulation units outstanding at end of period	1,348,116	1,538,880	1,659,060	1,818,720	2,024,960	2,202,631	2,253,089	2,482,365	2,512,125	2,198,501
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$17.00	$14.01	$14.73	$14.40	$10.49	$9.37	$9.82	$7.99	$6.54	$10.11
Value at end of period	$18.49	$17.00	$14.01	$14.73	$14.40	$10.49	$9.37	$9.82	$7.99	$6.54
Number of accumulation units outstanding at end of period	500,560	613,178	697,659	759,121	869,382	991,819	1,128,872	1,279,028	1,440,440	1,534,466

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.57	$12.85	$14.00	$13.59	$12.09	$10.95	$10.90	$9.84	$7.60	$10.96
Value at end of period	$15.77	$14.57	$12.85	$14.00	$13.59	$12.09	$10.95	$10.90	$9.84	$7.60
Number of accumulation units outstanding at end of period	2,010,285	2,381,635	2,694,003	3,165,253	3,275,470	3,163,571	3,219,719	3,315,680	3,386,163	2,759,068
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$19.84	$17.18	$18.63	$17.41	$13.15	$11.31	$11.78	$10.43	$8.28	$13.29
Value at end of period	$22.89	$19.84	$17.18	$18.63	$17.41	$13.15	$11.31	$11.78	$10.43	$8.28
Number of accumulation units outstanding at end of period	804,218	1,042,365	1,187,880	1,418,748	1,425,766	1,309,287	1,385,160	1,414,600	1,474,475	1,390,974
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.91	$15.88	$16.58	$15.56	$12.73	$11.54	$11.93	$10.86	$9.05	$12.07
Value at end of period	$19.43	$17.91	$15.88	$16.58	$15.56	$12.73	$11.54	$11.93	$10.86	$9.05
Number of accumulation units outstanding at end of period	1,487,310	1,872,372	2,128,713	2,458,378	1,125,776	1,008,727	1,074,103	1,103,836	1,088,308	939,388
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$45.51	$38.70	$40.67	$37.66	$28.69	$25.54	$26.63	$24.14	$19.86	$29.89
Value at end of period	$50.83	$45.51	$38.70	$40.67	$37.66	$28.69	$25.54	$26.63	$24.14	$19.86
Number of accumulation units outstanding at end of period	283,597	362,462	366,535	409,287	445,657	448,249	490,438	539,995	572,851	500,728
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$17.86	$16.13	$19.53	$19.74	$21.35	$18.29	$22.82	$19.34	$11.50	$24.07
Value at end of period	$25.04	$17.86	$16.13	$19.53	$19.74	$21.35	$18.29	$22.82	$19.34	$11.50
Number of accumulation units outstanding at end of period	1,385,405	1,527,529	1,672,345	1,904,955	1,897,428	2,024,486	2,027,389	2,059,178	2,406,494	2,351,662
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$27.83	$23.34	$24.71	$23.26	$17.07	$14.67	$15.17	$12.21	$9.77	$14.23
Value at end of period	$31.53	$27.83	$23.34	$24.71	$23.26	$17.07	$14.67	$15.17	$12.21	$9.77
Number of accumulation units outstanding at end of period	586,069	751,720	826,459	862,533	1,038,536	943,783	913,590	808,465	638,318	612,948
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
Value at beginning of period	$26.04	$25.22	$24.18	$23.65	$20.20	$17.79	$16.64	$14.90	$11.79	$16.83
Value at end of period	$32.12	$26.04	$25.22	$24.18	$23.65	$20.20	$17.79	$16.64	$14.90	$11.79
Number of accumulation units outstanding at end of period	717,487	876,085	901,998	981,738	1,259,103	1,464,793	1,432,949	1,201,062	1,028,934	932,107
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$19.38	$19.77	$19.42	$19.40	$15.60	$13.11	$14.59	$12.85	$9.41	$16.12
Value at end of period	$25.87	$19.38	$19.77	$19.42	$19.40	$15.60	$13.11	$14.59	$12.85	$9.41
Number of accumulation units outstanding at end of period	512,444	525,804	640,364	625,432	706,770	617,441	694,917	695,149	797,167	909,337
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$74.65	$70.46	$68.29	$62.10	$51.82	$46.17	$45.76	$40.93	$31.33	$44.08
Value at end of period	$84.25	$74.65	$70.46	$68.29	$62.10	$51.82	$46.17	$45.76	$40.93	$31.33
Number of accumulation units outstanding at end of period	2,022,180	2,448,998	2,587,016	2,779,401	2,968,270	3,000,745	3,106,109	3,316,794	3,340,970	3,106,564
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$43.54	$37.39	$40.95	$38.87	$30.56	$26.59	$27.36	$24.27	$19.81	$31.41
Value at end of period	$49.63	$43.54	$37.39	$40.95	$38.87	$30.56	$26.59	$27.36	$24.27	$19.81
Number of accumulation units outstanding at end of period	602,346	701,040	719,617	790,309	882,232	911,304	947,023	928,683	923,809	849,406

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.05	$16.17	$14.92	$14.03	$10.30	$8.86	$9.16	$8.01	$5.73	$10.14
Value at end of period	$20.98	$16.05	$16.17	$14.92	$14.03	$10.30	$8.86	$9.16	$8.01	$5.73
Number of accumulation units outstanding at end of period	894,826	1,009,650	1,183,919	1,102,594	1,346,556	1,190,043	959,911	1,067,560	987,671	535,486
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$13.99	$14.00	$14.42	$14.87	$13.26	$11.39	$13.25	$11.88	$8.80	$17.78
Value at end of period	$17.54	$13.99	$14.00	$14.42	$14.87	$13.26	$11.39	$13.25	$11.88	$8.80
Number of accumulation units outstanding at end of period	607,239	674,193	688,515	646,396	647,370	707,844	700,849	749,135	899,945	1,055,822
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.22	$10.26	$10.85	$11.88	$10.10	$8.68	$10.09	$9.47	$7.33	$12.59
Value at end of period	$12.23	$10.22	$10.26	$10.85	$11.88	$10.10	$8.68	$10.09	$9.47	$7.33
Number of accumulation units outstanding at end of period	2,661,554	3,168,374	3,548,999	3,940,479	4,087,571	4,292,665	1,619,838	1,794,450	1,737,933	1,636,457
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$26.37	$24.25	$26.76	$28.06	$21.91	$18.35	$19.85	$18.79	$14.48	$24.49
Value at end of period	$30.57	$26.37	$24.25	$26.76	$28.06	$21.91	$18.35	$19.85	$18.79	$14.48
Number of accumulation units outstanding at end of period	269,017	322,039	357,620	423,830	453,011	446,499	462,920	505,792	516,157	472,477
WELLS FARGO VT OMEGA GROWTH FUND										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$18.81	$19.08	$19.20	$18.86	$13.75	$11.65	$12.58	$10.00		
Value at end of period	$24.82	$18.81	$19.08	$19.20	$18.86	$13.75	$11.65	$12.58		
Number of accumulation units outstanding at end of period	0	2,605	5,539	6,099	6,157	6,223	6,296	7,600		

APPENDIX B

The Investment Portfolios

The following investment portfolios are closed to new premiums and transfers. Contract owners who have value in any of the investment portfolios listed below may leave their contract value in these investments.

Closed Investment Portfolios

Columbia Variable Portfolio – Small Cap Value Fund (Class 2)	Voya Large Cap Growth Portfolio (Class S)
ProFund VP Bull	Voya MidCap Opportunities Portfolio (Class S)
ProFund VP Europe 30	Voya SmallCap Opportunities Portfolio (Class S)
ProFund VP Rising Rates Opportunity	Wells Fargo VT Index Asset Allocation Fund (Class 2)
Voya Growth and Income Portfolio (Class S)	Wells Fargo VT Omega Growth Fund (Class 2)
Voya International Index Portfolio (Class S)	Wells Fargo VT Small Cap Growth Fund (Class 2)

Open Investment Portfolios

During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios available under this Contract, plus any Fixed Interest Allocation that is available. You bear the entire investment risk for amounts you allocate to any investment portfolio, and you may lose your principal. There is no assurance that any of the funds will achieve their respective investment objectives. Shares of the funds will rise and fall in value and you could lose money by investing in them. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency.

The following table reflects the investment portfolios that are open and available to new premiums and transfers under your Contract, along with each portfolio's investment adviser/subadviser and investment objective. Please refer to the fund prospectuses for more detailed information. Fund prospectuses may be obtained free of charge from Customer Service at the address and telephone number listed in the prospectus, by accessing the SEC's website (www.sec.gov) or by contacting the SEC Public Reference Room. If you received a summary prospectus for any of the funds available through your Contract, you may also obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.

Certain funds offered under the Contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Certain funds are designated as 'funds of funds." Funds offered in a fund of funds structure may have higher fees and expenses than a fund that invests directly in debt and equity securities.

Certain funds employ a managed volatility strategy. A managed volatility strategy is a strategy that is intended to reduce a fund's overall volatility and downside risk and, thereby, help us manage the risks associated with providing certain guarantees under the Contract.

Consult with your investment professional to determine if the investment portfolios may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

Fund Name Investment Adviser/Subadviser	Investment Objective
Voya Global Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth and current income.
Voya Government Liquid Assets Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks high level of current income consistent with the preservation of capital and liquidity.
Voya Growth and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya High Yield Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide investors with a high level of current income and total return.
Voya Index Plus LargeCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P 500® Index while maintaining a market level of risk.
Voya Index Plus MidCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P MidCap 400® Index while maintaining a market level of risk.
Voya Index Plus SmallCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P SmallCap 600® Index while maintaining a market level of risk.
Voya Intermediate Bond Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

Fund Name Investment Adviser/Subadviser	Investment Objective
Voya International Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.
Voya Large Cap Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth.
Voya Large Cap Value Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term growth of capital and current income.
Voya Multi-Manager Large Cap Core Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Columbia Management Investment Advisers, LLC and The London Company of Virginia, LLC d/b/a The London Company	Seeks reasonable income and capital growth.
Voya Retirement Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Growth Portfolio.
Voya Retirement Moderate Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Portfolio but less than that of Voya Retirement Growth Portfolio.
Voya Retirement Moderate Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Conservative Portfolio but less than that of Voya Retirement Moderate Growth Portfolio.
Voya Russell™ Large Cap Growth Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.

Fund Name Investment Adviser/Subadviser	Investment Objective
Voya Russell™ Large Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.
Voya Russell™ Large Cap Value Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.
Voya Russell™ Mid Cap Growth Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.
Voya Russell™ Small Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.
Voya Small Company Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stock of companies with smaller market capitalizations.
Voya Solution Moderately Aggressive Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide capital growth through a diversified asset allocation strategy.
Voya U.S. Bond Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Bloomberg Barclays U.S. Aggregate Bond Index.
VY® Baron Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective
VY® Clarion Global Real Estate Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks high total return consisting of capital appreciation and current income.
VY® Clarion Real Estate Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks total return including capital appreciation and current income.
VY® Columbia Contrarian Core Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks total return consisting of long-term capital appreciation and current income.
VY® Columbia Small Cap Value II Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks long-term growth of capital.
VY® Franklin Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Franklin Advisers, Inc.	Seeks to maximize income while maintaining prospects for capital appreciation.
VY® Invesco Comstock Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks capital growth and income.
VY® Invesco Equity and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return consisting of long-term capital appreciation and current income.
VY® Invesco Growth and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital and income.

Fund Name Investment Adviser/Subadviser	Investment Objective
VY® JPMorgan Emerging Markets Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
VY® JPMorgan Small Cap Core Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long-term.
VY® Morgan Stanley Global Franchise Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Morgan Stanley Investment Management Inc.	A *non-diversified* Portfolio that seeks long-term capital appreciation.
VY® Oppenheimer Global Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
VY® T. Rowe Price Capital Appreciation Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
VY® T. Rowe Price Equity Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks a high level of dividend income as well as long-term growth of capital primarily through investments in stocks.
VY® T. Rowe Price Growth Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth through investments in stocks.
VY® T. Rowe Price International Stock Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.

Fund Name Investment Adviser/Subadviser	Investment Objective
VY® Templeton Foreign Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.
VY® Templeton Global Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Templeton Global Advisors Limited	Seeks capital appreciation. Current income is only an incidental consideration.

Fixed Account II

Fixed Account II ("Fixed Account") is an optional fixed interest allocation option offered during the accumulation phase of your variable annuity Contract. The Fixed Account, which is a segregated asset account of VIAC, provides a means for you to invest on a tax-deferred basis and earn a guaranteed interest for guaranteed interest periods (Fixed Interest Allocation(s)). We will credit your Fixed Interest Allocation(s) with a fixed rate of interest. We currently offer Fixed Interest Allocations with guaranteed interest periods that may vary by maturity, state of issue and rate. In addition, we may offer dollar cost averaging Fixed Interest Allocations, which are six-month and one-year Fixed Interest Allocations available exclusively in connection with our dollar cost averaging program. We may offer additional guaranteed interest periods in some or all states, may not offer all guaranteed interest periods on all Contracts or in all states and the rates for a given guaranteed interest period may vary among Contracts. We set the interest rates periodically. We may credit a different interest rate for each guaranteed interest period. The interest you earn in the Fixed Account as well as your principal is guaranteed by VIAC, as long as you do not take your money out before the maturity date for the applicable guaranteed interest period. If you take your money out from a Fixed Interest Allocation more than 30 days before the applicable maturity date, we will apply a Market Value Adjustment. A Market Value Adjustment could increase or decrease your contract value and/or the amount you take out. A surrender charge may also apply to withdrawals from your Contract.

For Contracts sold in some states, not all Fixed Interest Allocations are available. You have a right to return a Contract for a refund as described in the Contract prospectus.

The Fixed Account

You may allocate premium payments and transfer your contract value to the guaranteed interest periods of the Fixed Account during the accumulation period as described in the Contract prospectus. Every time you allocate money to the Fixed Account, we set up a Fixed Interest Allocation for the guaranteed interest period you select. We will credit your Fixed Interest Allocation with a guaranteed interest rate for the guaranteed interest period you select, so long as you do not withdraw money from that Fixed Interest Allocation before the end of the guaranteed interest period. Each guaranteed interest period ends on its maturity date which is the last day of the month in which the guaranteed interest period is scheduled to expire.

Your contract value in the Fixed Account is the sum of your Fixed Interest Allocations and the interest credited as adjusted for any withdrawals, transfers or other charges we may impose, including any Market Value Adjustment. Your Fixed Interest Allocation will be credited with the guaranteed interest rate in effect for the guaranteed interest period you selected when we receive and accept your premium or reallocation of contract value. We will credit interest daily at a rate that yields the quoted guaranteed interest rate.

If you surrender, withdraw, transfer or annuitize your investment in a Fixed Interest Allocation more than 30 days before the end of the guaranteed interest period, we will apply a Market Value Adjustment to the transaction. A Market Value Adjustment could increase or decrease the amount you surrender, withdraw, transfer or annuitize, depending on current interest rates at the time of the transaction.

Guaranteed Interest Rates

Each Fixed Interest Allocation will have an interest rate that is guaranteed as long as you do not take your money out until its maturity date. We do not have a specific formula for establishing the guaranteed interest rates for the different guaranteed interest periods. We determine guaranteed interest rates at our sole discretion. We cannot predict the level of future interest rates.

Transfers from a Fixed Interest Allocation

You may transfer your contract value in a Fixed Interest Allocation to one or more new Fixed Interest Allocations with new guaranteed interest periods, or to any of the subaccounts of VIAC's Separate Account B as described in the Contract prospectus on the maturity date of a guaranteed interest period. The minimum amount that you can transfer to or from any Fixed Interest Allocation is $100. Transfers from a Fixed Interest Allocation may be subject to a Market Value Adjustment. If you have a special Fixed Interest Allocation that was offered exclusively with our dollar cost averaging program, canceling dollar cost averaging will cause a transfer of the entire contract value in such Fixed Interest Allocation to the Voya Government Liquid Assets Portfolio, and such a transfer will be subject to a Market Value Adjustment.

Please be aware that the benefit we pay under certain optional benefit riders will be adjusted by any transfers you make to and from the Fixed Interest Allocations during specified periods while the rider is in effect.

Withdrawals from a Fixed Interest Allocation

During the accumulation phase, you may withdraw a portion of your contract value in any Fixed Interest Allocation. You may make systematic withdrawals of only the interest earned during the prior month, quarter or year, depending on the frequency chosen, from a Fixed Interest Allocation under our systematic withdrawal option. A withdrawal from a Fixed Interest Allocation may be subject to a Market Value Adjustment and a contract surrender charge. Be aware that withdrawals may have federal income tax consequences, including a 10% penalty tax, as well as state income tax consequences.

Please be aware that the benefit we pay under any of the optional benefit riders will be reduced by any withdrawals you made from the Fixed Interest Allocations during the period while the rider is in effect.

Market Value Adjustment

A Market Value Adjustment may decrease, increase or have no effect on your contract value. We will apply a Market Value Adjustment: (1) whenever you withdraw or transfer money from a Fixed Interest Allocation (unless made within 30 days before the maturity date of the applicable guaranteed interest period, or under the systematic withdrawal or dollar cost averaging program); and (2) if on the annuity start date a guaranteed interest period for any Fixed Interest Allocation does not end on or within 30 days of the annuity start date.

A Market Value Adjustment may be positive, negative or result in no change. In general, if interest rates are rising, you bear the risk that any Market Value Adjustment will likely be negative and reduce your contract value. On the other hand, if interest rates are falling, it is more likely that you will receive a positive Market Value Adjustment that increases your contract value. In the event of a full surrender, transfer or annuitization from a Fixed Interest Allocation, we will add or subtract any Market Value Adjustment from the amount surrendered, transferred or annuitized. In the event of a partial withdrawal, transfer or annuitization, we will add or subtract any Market Value Adjustment from the total amount withdrawn, transferred or annuitized in order to provide the amount requested. If a negative Market Value Adjustment exceeds your contract value in the Fixed Interest Allocation, we will consider your request to be a full surrender, transfer or annuitization (hereinafter referred to as a "Withdrawal") of the Fixed Interest Allocation.

Effective February 13, 2018 (the "Effective Date"), your Contract was endorsed or otherwise amended to limit any negative Market Value Adjustment that we may apply to a Withdrawal from the Fixed Account. More specifically, on and after the Effective Date, we will limit future negative Market Value Adjustments that we may apply to any Withdrawals from the Fixed Account so that any such Market Value Adjustments will not cause your applicable Fixed Account value to be less than the following "Floor Guarantee":
- 100% of premiums or other amounts allocated to the Fixed Account, accumulated while so allocated with interest at an effective annual rate equal to the greater of (i) any guaranteed minimum interest rate ("GMIR") applicable to the Fixed Account and (ii) 1.5%; *minus*
- The amount of any Withdrawals from the Fixed Account (before applying any positive or negative Market Value Adjustments); *minus*
- Any applicable surrender charges.

If your Fixed Account value after application of any Market Value Adjustment or upon any Withdrawal not subject to a Market Value Adjustment is less than the Floor Guarantee, then we will reset your applicable Fixed Account value to equal the amount of your Floor Guarantee.

In applying any Market Value Adjustment, each Fixed Interest Allocation will be considered separately – i.e., amounts allocated to the Fixed Account at different points in time, and earning different rates for different guaranteed interest periods, will be considered separately. The Floor Guarantee has no impact on any positive Market Value Adjustments that may apply to a Withdrawal from a Fixed Interest Allocation.

Additionally, on the Effective Date the GMIR for the Fixed Account is increased to 1.5% if prior to the Effective Date the applicable GMIR was less than 1.5%.

As a result of the above-referenced endorsement or amendment to the Contract, on and after the Effective Date interests in the Fixed Account are no longer securities registered under the Securities Act of 1933.

Contract Value in the Fixed Interest Allocations

On the contract date, the contract value in any Fixed Interest Allocation in which you are invested is equal to the portion of the initial premium paid and designated for allocation to the Fixed Interest Allocation. On each business day after the contract date, we calculate the amount of contract value in each Fixed Interest Allocation as follows:
1) We take the contract value in the Fixed Interest Allocation at the end of the preceding business day.;
2) We credit a daily rate of interest on 1) at the guaranteed rate since the preceding business day;
3) We add 1) and 2);
4) We subtract from 3) any transfers from that Fixed Interest Allocation; and
5) We subtract from 4) any withdrawals, and then subtract any contract fees (including any rider charges) and premium taxes.

Additional premium payments and transfers allocated to the Fixed Account will be placed in a new Fixed Interest Allocation. The contract value on the date of allocation will be the amount allocated. Several examples which illustrate how the Market Value Adjustment works, including the Floor Guarantee, are included in the February 2, 2018, prospectus supplement for the Fixed Account.

Cash Surrender Value

The cash surrender value is the amount you receive when you surrender the Contract. The cash surrender value of amounts allocated to the Fixed Account will fluctuate daily based on the interest credited to Fixed Interest Allocations, any Market Value Adjustment, and any surrender charge. We guarantee the cash surrender value of amounts allocated to the Fixed Account will never be less than the Floor Guarantee. On any date during the accumulation phase, we calculate the cash surrender value as follows: (1) we start with your contract value; (2) we adjust for any Market Value Adjustment; and (3) we deduct any surrender charge, any charge for premium taxes, the annual contract administrative fee (unless waived), any optional benefit rider charge and any other charges incurred but not yet deducted.

Dollar Cost Averaging from Fixed Interest Allocations

You may elect to participate in our dollar cost averaging program from a Fixed Account Interest Allocation with a guaranteed interest period of one year or less. The Fixed Interest Allocations serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to other Fixed Interest Allocations or contract investment portfolio subaccounts selected by you.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

You elect the dollar amount you want transferred under this program. Each monthly transfer must be at least $100. You may change the transfer amount once each contract year.

Transfers from a Fixed Interest Allocation under the dollar cost averaging program are not subject to a Market Value Adjustment.

We may in the future offer additional subaccounts or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program or otherwise modify, suspend or terminate this program. Of course, such change will not affect any dollar cost averaging programs in operation at the time.

Suspension of Payments

We have the right to delay payment of amounts from a Fixed Interest Allocation for up to six months.

More Information

See the prospectus for the Contract.

Fixed Interest Division

A Fixed Interest Division option is available through the group and individual deferred variable annuity contracts offered by the Company. The Fixed Interest Division is part of the VIAC General Account. Interests in the Fixed Interest Division have not been registered under the Securities Act of 1933, and neither the Fixed Interest Division nor the General Account are registered under the Investment Company Act of 1940.

Interests in the Fixed Interest Division are offered in certain states through an Offering Brochure, dated May 1, 2016. The Fixed Interest Division is different from the Fixed Account which is described in the prospectus but which is not available in your state. If you are unsure whether the Fixed Account is available in your state, please contact Customer Service at (800) 366-0066. When reading through the Prospectus, the Fixed Interest Division should be counted among the various investment options available for the allocation of your premiums, in lieu of the Fixed Account. The Fixed Interest Division may not be available in some states. Some restrictions may apply.

You will find more complete information relating to the Fixed Interest Division in the Offering Brochure. Please read the Offering Brochure carefully before you invest in the Fixed Interest Division.

Surrender Charge for Excess Withdrawals Example

The following assumes you made an initial premium payment of $10,000 and additional premium payments of $10,000 in each of the second and third contract years, for total premium payments under the Contract of $30,000. It also assumes a withdrawal at the end of the third contract year of 30% of the contract value of $35,000.

In this example, $8,000 (10% of the total premium payments of $30,000, which is $3,000, plus cumulative earnings, which is $35,000 less $30,000, which equals $5,000) is the maximum free withdrawal amount that you may withdraw without a surrender charge. The total amount withdrawn from the Contract would be $10,500 ($35,000 x .30). Therefore, $2,500 ($10,500 - $8,000) is considered an excess withdrawal of a part of the initial premium payment of $10,000 and would be subject to a 6% surrender charge of $150 ($2,500 x .06). The amount of the withdrawal paid to you will be $10,350 ($10,500 - $150).

This example does not take into account any Market Value Adjustment or deduction of any premium taxes.

APPENDIX F

Special Funds and Excluded Funds Examples

Example #1: The following examples are intended to demonstrate the impact on your 7% Solution Death Benefit Element ("7% MGDB") of allocating your contract value to Special Funds.

7% MGDB if 50% invested in Special Funds			
End of Yr	**Covered**	**Special**	**Total**
0	500	500	1,000
1	535	500	1,035
2	572	500	1,072
3	613	500	1,113
4	655	500	1,155
5	701	500	1,201
6	750	500	1,250
7	803	500	1,303
8	859	500	1,359
9	919	500	1,419
10	984	500	1,484

7% MGDB if 0% invested in Special Funds			
End of Yr	**Covered**	**Special**	**Total**
0	1,000	—	1,000
1	1,070	—	1,070
2	1,145	—	1,145
3	1,225	—	1,225
4	1,311	—	1,311
5	1,403	—	1,403
6	1,501	—	1,501
7	1,606	—	1,606
8	1,718	—	1,718
9	1,838	—	1,838
10	1,967	—	1,967

7% MGDB if 100% invested in Special Funds			
End of Yr	**Covered**	**Special**	**Total**
0	0	1,000	1,000
1	0	1,000	1,000
2	0	1,000	1,000
3	0	1,000	1,000
4	0	1,000	1,000
5	0	1,000	1,000
6	0	1,000	1,000
7	0	1,000	1,000
8	0	1,000	1,000
9	0	1,000	1,000
10	0	1,000	1,000

7% MGDB if transferred to Special Funds at the beginning of year 6			
End of Yr	**Covered**	**Special**	**Total**
0	1,000	—	1,000
1	1,070	—	1,070
2	1,145	—	1,145
3	1,225	—	1,225
4	1,311	—	1,311
5	1,403	—	1,403
6	—	1,403	1,403
7	—	1,403	1,403
8	—	1,403	1,403
9	—	1,403	1,403
10	—	1,403	1,403

7% MGDB if transferred to Covered Funds at the beginning of year 6			
End of Yr	**Covered**	**Special**	**Total**
0	—	1,000	1,000
1	—	1,000	1,000
2	—	1,000	1,000
3	—	1,000	1,000
4	—	1,000	1,000
5	—	1,000	1,000
6	1,070	—	1,070
7	1,145	—	1,145
8	1,225	—	1,225
9	1,311	—	1,311
10	1,403	—	1,403

Example #2: The following examples are intended to demonstrate the impact on your 7% Solution Death Benefit Element ("7% MGDB") of allocating your contract value to Excluded Funds.

	Covered		Excluded		Total		
End of Yr	**7% MGDB**	**AV**	**7% MGDB"**	**AV**	**7% MGDB**	**AV**	**Death Benefit**
0	500	500	500	500	1,000	1,000	1,000
1	535	510	535	510	1,045	1,020	1,045
2	572	490	572	490	1,062	980	1,062
3	613	520	613	520	1,133	1,040	1,133
4	655	550	655	550	1,205	1,100	1,205
5	701	450	701	450	1,151	900	1,151
6	750	525	750	525	1,275	1,050	1,275
7	803	600	803	600	1,403	1,200	1,403
8	859	750	859	750	1,609	1,500	1,609
9	919	500	919	500	1,419	1,000	1,419
10	984	300	984	300	1,284	600	1,284

7% MGDB if 50% invested in Excluded Funds

	Covered		
End of Yr	**7% MGDB**	**AV**	**Death Benefit**
0	1,000	1,000	1,000
1	1,070	1,020	1,070
2	1,145	980	1,145
3	1,225	1,040	1,225
4	1,311	1,100	1,311
5	1,403	900	1,403
6	1,501	1,050	1,501
7	1,606	1,200	1,606
8	1,718	1,500	1,718
9	1,838	1,000	1,838
10	1,967	600	1,967

7% MGDB if 0% invested in Excluded Funds

	Excluded		
End of Yr	**7% MGDB**	**AV**	**Death Benefit**
0	1,000	1,000	1,000
1	1,070	1,020	1,020
2	1,145	980	980
3	1,225	1,040	1,040
4	1,311	1,100	1,100
5	1,403	900	900
6	1,501	1,050	1,050
7	1,606	1,200	1,200
8	1,718	1,500	1,500
9	1,838	1,000	1,000
10	1,967	600	600

7% MGDB if 100% invested in Excluded Funds

Note: AV are hypothetical illustrative values. Not a projection. "7% MGDB" for Excluded funds is notional. Not payable as a benefit. Death Benefit for Excluded Funds equals Accumulation Value ("AV").

	Transfer from Covered Funds to Excluded Funds at the beginning of year 6						
	Covered		**Excluded**		**Total**		
End of Yr	**7% MGDB**	**AV**	**7% GDB**	**AV**	**7% MGDB**	**AV**	**Death Benefit**
—	1,000	1,000	—	—	1,000	1,000	1,000
1	1,070	1,020	—	—	1,070	1,020	1,070
2	1,145	980	—	—	1,145	980	1,145
3	1,225	1,040	—	—	1,225	1,040	1,225
4	1,311	1,100	—	—	1,311	1,100	1,311
5	1,403	900	—	—	1,403	900	1,403
6	—	—	1,501	1,050	1,050	1,050	1,050
7	—	—	1,606	1,200	1,200	1,200	1,200
8	—	—	1,718	1,500	1,500	1,500	1,500
9	—	—	1,838	1,000	1,000	1,000	1,000
10	—	—	1,967	600	600	600	600

Note: 7% MGDB transferred to Excluded Funds equals the 7% MGDB in Covered Funds (or a proportional portion thereof for partial transfer). Transfers from Special Funds to Excluded Funds work the same as Covered to Excluded (except 7% MGDB in Special Funds does not accumulate).

	Transfer from Excluded Funds to Covered Funds at the beginning of year 6						
	Covered		**Excluded**		**Total**		
End of Yr	**7% MGDB**	**AV**	**7% MGDB**	**AV**	**7% MGDB**	**AV**	**Death Benefit**
—	—	—	1,000	1,000	1,000	1,000	1,000
1	—	—	1,070	1,020	1,020	1,020	1,020
2	—	—	1,145	980	980	980	980
3	—	—	1,225	1,040	1,040	1,040	1,040
4	—	—	1,311	1,100	1,100	1,100	1,100
5	—	—	1,403	900	900	900	900
6	963	1,050	—	—	963	1,050	1,050
7	1,030	1,200	—	—	1,030	1,200	1,200
8	1,103	1,500	—	—	1,103	1,500	1,500
9	1,180	1,000	—	—	1,180	1,000	1,180
10	1,262	600	—	—	1,262	600	1,262

Note: 7% MGDB transferred to Covered Funds is the lesser of 7% MGDB in Excluded Funds (or portion thereof for partial transfer) and AV transferred to Covered Funds. Transfers from Excluded Funds to Special Funds work the same as Excluded to Covered (except 7% MGDB in Special Funds does not accumulate).

APPENDIX G

Examples of Minimum Guaranteed Income Benefit Calculation

Example 1

Age		Contract without MGIB Rider	Contract with MGIB Rider
55	Initial Value	$100,000	$100,000
	Accumulation Rate	0.00%	0.00%
	Rider Charge	0.00%	0.75%
65	Contract Value	$100,000	$89,167
	Contract Annuity Factor	4.71	4.71
	Monthly Income	$471.00	$419.98
	MGIB Rollup	n/a	$196,715
	MGIB Ratchet	n/a	$100,000
	MGIB Annuity Factor	n/a	4.43
	MGIB Income	n/a	$871.44
	Income	$471.00	$871.44

Example 2

Age		Contract without MGIB Rider	Contract with MGIB Rider
55	Initial Value	$100,000	$100,000
	Accumulation Rate	3.00%	3.00%
	Rider Charge	0.00%	0.75%
65	Contract Value	$134,392	$122,019
	Contract Annuity Factor	4.71	4.71
	Monthly Income	$632.98	$574.70
	MGIB Rollup	n/a	$196,715
	MGIB Ratchet	n/a	$122,019
	MGIB Annuity Factor	n/a	4.43
	MGIB Income	n/a	$871.44
	Income	$632.98	$871.44

Example 3

Age		Contract without MGIB Rider	Contract with MGIB Rider
55	Initial Value	$100,000	$100,000
	Accumulation Rate	8.00%	8.00%
	Rider Charge	0.00%	0.75%
65	Contract Value	$215,892	$200,423
	Contract Annuity Factor	4.71	4.71
	Monthly Income	$1,016.85	$943.99
	MGIB Rollup	n/a	$196,715
	MGIB Ratchet	n/a	$200,423
	MGIB Annuity Factor	n/a	4.43
	MGIB Income	n/a	$887.87
	Income	$1,016.85	$943.99

The Accumulation Rates shown under "Contract" are hypothetical and intended to illustrate various market conditions. These rates are assumed to be net of all fees and charges. Fees and charges are not assessed against the MGIB Rollup Rate.

Voya LifePay and Voya Joint LifePay Partial Withdrawal Amount Examples

The following are examples of adjustments to the Maximum Annual Withdrawal amount for withdrawals in excess of the Maximum Annual Withdrawal.

Illustration 1: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal, including surrender and/or MVA charges.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $500 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $300 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $200 of surrender charges, and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, then there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $7,000 ($3,000 + $500 + $1,500 + $300 + $1,500 + $200). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal ($7,000 - $5,000 = $2,000), and the amount of the current gross withdrawal ($1,500 + 200 = $1,700).

If the contract value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 3.40% ($1,700 / $50,000) to $4,830 ((1 - 3.40%) * $5,000).

Illustration 2: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the contract value after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, is $49,500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 - 2.02%) * $5,000).

Illustration 3: A withdrawal exceeds the Maximum Annual Withdrawal amount but does not exceed the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. The RMD for the current calendar year applicable to this Contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. Total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, however, the Maximum Annual Withdrawal is not adjusted until the Additional Withdrawal Amount is exhausted. The amount by which total net withdrawals taken exceed the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000), is the same as the Additional Withdrawal Amount, so no adjustment to the Maximum Annual Withdrawal is made. If total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, then an adjustment would be made to the Maximum Annual Withdrawal.

Illustration 4: The Reset Option is utilized.

Assume the Maximum Annual Withdrawal is $5,000 and the Maximum Annual Withdrawal percentage is 5%.

One year after the first withdrawal is taken, the contract value has increased to $120,000, and the Reset Option is utilized. The Maximum Annual Withdrawal is now $6,000 ($120,000 * 5%).

One year after the Reset Option was first utilized, the contract value has increased further to $130,000. The Reset Option is utilized again, and the Maximum Annual Withdrawal is now $6,500 ($130,000 * 5%).

APPENDIX I

Examples of Fixed Allocation Funds Automatic Rebalancing

The following examples are designed to assist you in understanding how Fixed Allocation Funds Automatic Rebalancing works. The examples assume that there are no investment earnings or losses.

I. Subsequent Payments

A. Assume that on Day 1, an owner deposits an initial payment of $100,000, which is allocated 100% to Accepted Funds. No Fixed Allocation Funds Automatic Rebalancing would occur, because this allocation meets the required investment option allocation.

B. Assume that on Day 2, the owner deposits an additional payment of $500,000, bringing the total contract value to $600,000, and allocates this deposit 100% to Other Funds. Because the percentage allocated to the Fixed Allocations Funds (0%) is less than 20% of the total amount allocated to the Fixed Allocation Funds and the Other Funds, we will automatically reallocate $100,000 from the amount allocated to the Other Funds (20% of the $500,000 allocated to the Other Funds) to the Fixed Allocation Funds. Your ending allocations will be $100,000 to Accepted Funds, $100,000 to the Fixed Allocation Funds, and $400,000 to Other Funds.

II. Partial Withdrawals

A. Assume that on Day 1, an owner deposits an initial payment of $100,000, which is allocated 75% to Accepted Funds ($70,000), 20% to the Fixed Allocation Funds ($20,000), and 5% to Other Funds ($5,000). No Fixed Allocation Fund Automatic Rebalancing would occur, because this allocation meets the required investment option allocation.

B. Assume that on Day 2, the owner requests a partial withdrawal of $19,000 from the Fixed Allocation Fund. Because the remaining amount allocated to the Fixed Allocation Funds ($1,000) is less than 20% of the total amount allocated to the Fixed Allocation Fund and the Other Funds, we will automatically reallocate $200 from the Other Funds to the Fixed Allocation Fund, so that the amount allocated to the Fixed Allocation Funds ($1,200) is 20% of the total amount allocated to the Fixed Allocation Fund and Other Funds ($6,000).

Minimum Guaranteed Withdrawal Benefit

(Applicable to Contracts Issued in States Where Voya LifePay is Not Available)

Minimum Guaranteed Withdrawal Benefit Rider ("MGWB"). The MGWB rider, marketed under the name, Voya PrincipalGuard Withdrawal Benefit, is an optional benefit which guarantees that if your contract value is reduced to zero, you will receive periodic payments. The amount of the periodic payments is based on the amount in the MGWB Withdrawal Account. **Only premiums added to your Contract during the first two-year period after your rider date are included in the MGWB Withdrawal Account.** Any additional premium payments added after the second rider anniversary are not included in the MGWB Withdrawal Account. Thus, the MGWB rider may not be appropriate for you if you plan to add substantial premium payments after your second rider anniversary.

The guarantee provides that, subject to the conditions described below, the amount you will receive in periodic payments is equal to your Eligible Payment Amount adjusted for any prior withdrawals. Your Eligible Payment Amount depends on when you purchase the MGWB rider and equals:
- If you purchased the MGWB rider on the contract date: your premium payments received during the first two contract years; or
- If you purchased the MGWB rider after the contract date: your contract value on the Rider Date, including any premiums received that day, and any subsequent premium payments received during the two-year period commencing on the Rider Date.

To maintain the guarantee, withdrawals in any contract year may not exceed 7% of your Eligible Payment Amount adjusted, as defined below. If your contract value is reduced to zero, your periodic payments will be 7% of your Eligible Payment Amount every year. Payments continue until your MGWB Withdrawal Account is reduced to zero. Please note that before Automatic Periodic Benefit status is reached, withdrawals in excess of the free withdrawal amount will be subject to surrender charges. Once your Contract reaches Automatic Period Benefit Status, the periodic payments paid under the MGWB rider are not subject to surrender charges.

The MGWB Withdrawal Account is equal to the Eligible Payment Amount adjusted for any withdrawals and transfers between Covered and Excluded Funds. The MGWB Withdrawal Account is tracked separately for Covered and Excluded Funds. The MGWB Withdrawal Account equals the sum of: (1) the MGWB Withdrawal Account allocated to Covered Funds; and (2) the lesser of: (a) the MGWB Withdrawal Account allocated to Excluded Funds; and (b) the contract value in Excluded Funds. Thus, investing in the Excluded Funds may limit the MGWB Withdrawal Account. No investment options are currently designated as Excluded Funds for the Minimum Guaranteed Withdrawal Benefit.

The Maximum Annual Withdrawal Amount is equal to 7% of the Eligible Payment Amount. Withdrawals from Covered Funds of up to the Maximum Annual Withdrawal will reduce the value of your MGWB Withdrawal Account by the dollar amount of the withdrawal. Any withdrawals from Covered Funds greater than the Maximum Annual Withdrawal will cause a reduction in the MGWB Withdrawal Account allocated to Covered Funds by the proportion that the excess withdrawal bears to the remaining contract value in Covered Funds after the withdrawal of the Maximum Annual Withdrawal. All withdrawals from Excluded Funds will reduce the value of the MGWB Withdrawal Account allocated to Excluded Funds proportionally. If a single withdrawal involves both Covered and Excluded Funds and exceeds 7%, the withdrawal will be treated as taken first from Covered Funds.

Any withdrawals greater than the Maximum Annual Withdrawal will also cause a reduction in the Eligible Payment Amount by the proportion that the excess portion of the withdrawal bears to the contract value remaining after withdrawal of the Maximum Annual Withdrawal at the time of the withdrawal. **Please see "MGWB Excess Withdrawal Amount Examples," below.**

Once your contract value is zero, any periodic payments paid under the MGWB rider also reduce the MGWB Withdrawal Account by the dollar amount of the payments. If a withdrawal reduces the MGWB Withdrawal Account to zero, the MGWB rider terminates and no further benefits are payable under the rider.

Net transfers from Covered Funds to Excluded Funds will reduce the MGWB Withdrawal Account allocated to Covered Funds proportionally. The resulting increase in the MGWB Withdrawal Account allocated to Excluded Funds equals the reduction in the MGWB Withdrawal Account for Covered Funds.

Net transfers from Excluded Funds to Covered Funds will reduce the MGWB Withdrawal Account allocated to Excluded Funds proportionally. The resulting increase in the MGWB Withdrawal Account allocated to Covered Funds will equal the lesser of the reduction in the MGWB Withdrawal Account for Excluded Funds and the net contract value transferred.

You should not make any withdrawals if you wish to retain the option to elect the Step-Up Benefit (see below).

The MGWB Withdrawal Account is only a calculation which represents the remaining amount available for periodic payments. It does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It will not affect your annuitization, surrender and death benefits.

Guaranteed Withdrawal Status. You may continue to make withdrawals in any amount permitted under your Contract so long as your contract value is greater than zero. **See "WITHDRAWALS."** However, making any withdrawals in any year greater than the Maximum Annual Withdrawal will reduce the Eligible Payment Amount and payments under the MGWB rider by the proportion that the withdrawal bears to the contract value at the time of the withdrawal. The MGWB rider will remain in force and you may continue to make withdrawals each year so long as:
- Your contract value is greater than zero;
- Your MGWB Withdrawal Account is greater than zero;
- You have not reached your latest allowable annuity start date;
- You have not elected to annuitize your Contract; and
- You have not died (unless your spouse has elected to continue the Contract), changed the ownership of the Contract or surrendered the Contract.

The standard Contract provision limiting withdrawals to no more than 90% of the cash surrender value is not applicable under the MGWB rider.

Automatic Periodic Benefit Status. Under the MGWB rider, in the event your contract value is reduced to zero, your Contract is given Automatic Periodic Benefit Status, if:
- Your MGWB Withdrawal Account is greater than zero;
- You have not reached your latest allowable annuity start date;
- You have not elected to annuitize your Contract; and
- You have not died, changed the ownership of the Contract or surrendered the Contract.

Once your Contract is given Automatic Periodic Benefit Status, we will pay you the annual MGWB periodic payments, beginning on the next contract anniversary until the earliest of: (1) your Contract's latest annuity start date; (2) the death of the owner; or (3) your MGWB Withdrawal Account is exhausted. These payments are equal to the lesser of the remaining MGWB Withdrawal Account or the Maximum Annual Withdrawal. We will reduce the MGWB Withdrawal Account by the amount of each payment. Once your Contract is given Automatic Periodic Benefit Status, we will not accept any additional premium payments in your Contract, and the Contract will not provide any benefits except those provided by the MGWB rider. Any other rider terminates. Your Contract will remain in Automatic Periodic Benefit Status until the earliest of: (1) payment of all MGWB periodic payments; (2) payment of the Commuted Value (defined below); or (3) the owner's death.

On the Contract's latest annuity start date, in lieu of making the remaining MGWB periodic payments, we will pay you the Commuted Value of your MGWB periodic payments remaining. We may, at our option, extend your annuity start date in order to continue the MGWB periodic payments. The Commuted Value is the present value of any then-remaining MGWB periodic payments at the current interest rate plus 0.50%. The current interest rate will be determined by the average of the Ask Yields for U.S. Treasury STRIPS as quoted by a national quoting service for period(s) applicable to the remaining payments. Once we pay you the last MGWB periodic payment or the Commuted Value, your Contract and the MGWB rider terminate.

Reset Option. Beginning on the fifth contract anniversary following the Rider Date, if the contract value is greater than the MGWB Withdrawal Account, you may choose to reset the MGWB Rider. The effect will be to terminate the existing MGWB Rider and add a new MGWB Rider ("New Rider"). The MGWB Withdrawal Account under the New Rider will equal the contract value on the date the New Rider is effective. The charge for the MGWB under the New Rider will increase to the maximum annual charge of 1.00%. The Reset Option can only be elected on contract anniversaries. If you elect the Reset Option, the Step-Up benefit is not available.

Step-Up Benefit. If the Rider Date is the same as the contract date, beginning on the fifth contract anniversary following the Rider Date, if you have not made any previous withdrawals, you may elect to increase the MGWB Withdrawal Account, the adjusted Eligible Payment Amount and the Maximum Annual Withdrawal by a factor of 20%. This option is available whether or not the contract value is greater than the MGWB Withdrawal Account. If you elect the Step-Up Benefit:

- We reserve the right to increase the charge for the MGWB Rider up to a maximum annual charge of 1.00% of contract value; and
- You must wait at least five years from the Step-Up date to elect the Reset Option.

The Step-Up Benefit may be elected only one time under the MGWB Rider. Election of the Step-Up Benefit is limited to contract anniversaries only. Please note that if you have a third party investment adviser who charges a separate advisory fee, and you have chosen to use withdrawals from your Contract to pay this fee, these will be treated as any other withdrawals, and the Step-Up Benefit will not be available.

Death of Owner

Before Automatic Periodic Benefit Status. The MGWB rider terminates on the first owner's date of death (death of annuitant, if there is a non-natural owner), but the death benefit is payable. However, if the beneficiary is the owner's spouse, the spouse elects to continue the Contract, and the contract value steps up to the minimum guaranteed death benefit, the MGWB Withdrawal Account and Maximum Annual Withdrawal are also reset. The MGWB charge will continue at the existing rate. Reset upon spousal continuation does not affect any then existing Reset Option.

During Automatic Periodic Benefit Status. The death benefit payable during Automatic Periodic Benefit Status is your MGWB Withdrawal Account which equals the sum of the remaining MGWB periodic payments.

Purchase. To purchase the MGWB rider, you must be age 80 or younger on the Rider Date. The MGWB rider must be purchased on the contract date. If the rider is not yet available in your state, the Company may in its discretion allow purchase of this rider during the 30-day period preceding the first contract anniversary after the date of this prospectus, or the date of state approval, whichever is later.

Minimum Guaranteed Withdrawal Benefit rider:[10]

As an Annual Charge – Currently[11]	As a Quarterly Charge – Currently	Maximum Annual Charge if Step-Up Benefit Elected[12]
0.45% of contract value	0.1125%% of contract value	1.00% of contract value

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[10] We deduct optional rider charges from the subaccounts in which you are invested on each quarterly contract anniversary and proportionally on termination of the Contract; if the value in the subaccounts is insufficient, the optional rider charges will be deducted from the Fixed Interest Allocation(s) nearest maturity, and the amount deducted may be subject to a Market Value Adjustment.

[11] If you choose to reset the MGWB Rider the charge for the MGWB will increase to an annual charge of 1.00% of contract value. **Please see "Reset Option" above.**

[12] If your rider was issued prior to May 1, 2005, and you elect the Step-Up Benefit, we will increase the charge for the MGWB rider to the maximum annual charge of 1.00% of contract value. **Please see "Step-Up Benefit" above.**

MGWB Excess Withdrawal Amount Examples. The following are examples of adjustments to the MGWB Withdrawal Account and the Maximum Annual Withdrawal Amount for Transfers and Withdrawals in Excess of the Maximum Annual Withdrawal Amount ("Excess Withdrawals Amount"):

Example #1: Owner has invested only in Covered Funds

Assume the Contract Value ("CV") before the withdrawal is $100,000 and is invested in Covered Funds only, the Eligible Payment Amount ("EPA") is $100,000, the Maximum Annual Withdrawal Amount ("MAW") is $7,000, the MGWB Withdrawal Account allocated to Covered Funds ("Covered Withdrawal Account") is $120,000, and a withdrawal of $10,000 is made. The effect of the withdrawal is calculated as follows:

The new CV is $90,000 ($100,000 - $10,000).

The Excess Withdrawal Amount is $3,000 ($10,000 - $7,000).

The Covered Withdrawal Account is first reduced dollar-for-dollar by the portion of the withdrawal up to the Maximum Annual Withdrawal to $113,000 ($120,000 - $7,000), and is then reduced proportionally based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the Maximum Annual Withdrawal) to $109,354.84 ($113,000 * (1 - $3,000 / $93,000)).

The EPA is reduced proportionally based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the Maximum Annual Withdrawal) to $96,774.19 ($100,000 * (1 - $3,000 / $93,000)). The reduction to the EPA for withdrawals of Excess Withdrawal Amount is applied proportionally regardless of whether CV is allocated to Covered or Excluded Funds. The Maximum Annual Withdrawal is then recalculated to be 7% of the new EPA, $6,774.19 ($96,774.19 * 7%).

Example #2: Owner has invested only in Excluded Funds

Assume the Contract Value ("CV") before the withdrawal is $100,000 and is invested in Excluded Funds only, the Eligible Payment Amount ("EPA") is $100,000, the Maximum Annual Withdrawal Amount ("MAW") is $7,000, the MGWB Withdrawal Account allocated to Excluded Funds ("Excluded Withdrawal Account") is $120,000, and a withdrawal of $10,000 is made. The effect of the withdrawal is calculated as follows:

The new CV is $90,000 ($100,000 - $10,000).

The Excess Withdrawal Amount is $3,000 ($10,000 - $7.000).

The Excluded Withdrawal Account is reduced proportionally based on the ratio of the entire amount withdrawn to the CV (before the withdrawal) to $108,000 ($120,000 * (1 - $10,000 / $100,000)).

The EPA is reduced proportionally based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the Maximum Annual Withdrawal) to $96,774.19 ($100,000 * (1 - $3,000 / $93,000)). The reduction to the EPA for withdrawals of Excess Withdrawal Amount is applied proportionally regardless of whether CV is allocated to Covered or Excluded Funds. The Maximum Annual Withdrawal is then recalculated to be 7% of the new EPA, $6,774.19 ($96,774.19 * 7%).

Example #3: Owner has invested in both Covered and Excluded Funds

Assume the Contract Value ("CV") before the withdrawal is $100,000 and is invested $60,000 in Covered Funds and $40,000 in Excluded Funds. Further assume that the Eligible Payment Amount ("EPA") is $100,000, the Maximum Annual Withdrawal Amount ("MAW") is $7,000, the MGWB Withdrawal Account allocated to Covered Funds ("Covered Withdrawal Account") is $75,000, the MGWB Withdrawal Account allocated to Excluded Funds ("Excluded Withdrawal Account") is $45,000, and a withdrawal is made of $10,000 ($8,000 from Covered Funds and $2,000 from Excluded Funds).

The new CV for Covered Funds is $52,000 ($60,000 - $8,000), and the new CV for Excluded Funds is $38,000 ($40,000 - $2,000).

The Covered Withdrawal Account is first reduced dollar-for-dollar by the lesser of the Maximum Annual Withdrawal ($7,000) and the amount withdrawn from Covered Funds ($8,000) to $68,000 ($75,000 - $7,000), and is then reduced proportionally based on the ratio of any Excess Withdrawal Amount from Covered Funds to the CV in Covered Funds (after being reduced for the withdrawal up to the Maximum Annual Withdrawal) to $66,716.98 ($68,000 * (1 - $1,000 / $53,000)).

The Excluded Withdrawal Account is reduced proportionally based on the ratio of the amount withdrawn from Excluded Funds to the CV in Excluded Funds (prior to the withdrawal) to $42,750 ($45,000 * (1 - $2,000 / $40,000)).

The EPA is reduced proportionally based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the Maximum Annual Withdrawal) to $96,774.19 ($100,000 * (1 - $3,000 / $93,000)). The reduction to the EPA for withdrawals of Excess Withdrawal Amount is applied proportionally regardless of whether CV is allocated to Covered or Excluded Funds. The Maximum Annual Withdrawal is then recalculated to be 7% of the new EPA, $6,774.19 ($96,774.19 * 7%).

Example #4: Owner transfers funds from Excluded Funds to Covered Funds

Assume the Contract Value ("CV") before the transfer is $100,000 and is invested $60,000 in Covered Funds and $40,000 in Excluded Funds. Further assume that the MGWB Withdrawal Account allocated to Covered Funds ("Covered Withdrawal Account") is $75,000, the MGWB Withdrawal Account allocated to Excluded Funds ("Excluded Withdrawal Account") is $45,000, and a transfer is made of $10,000 from Excluded Funds to Covered Funds.

The new CV for Covered Funds is $70,000 ($60,000 + $10,000), and the new CV for Excluded Funds is $30,000 ($40,000 - $10,000).

The Excluded Withdrawal Account is reduced proportionally based on the ratio of the amount transferred from Excluded Funds to the CV in Excluded Funds (prior to the transfer) to $33,750 ($45,000 * (1 - $10,000 / $40,000)).

The Covered Withdrawal Account is increased by the lesser of the reduction of the Excluded Withdrawal Account of $11,250 ($45,000 - $33,750) and the actual amount transferred of $10,000. Thus, the Covered Withdrawal Account is increased to $85,000 ($75,000 + $10,000).

Example #5: Owner transfers funds from Covered Funds to Excluded Funds

Assume the Contract Value ("CV") before the transfer is $100,000 and is invested $60,000 in Covered Funds and $40,000 in Excluded Funds. Further assume that the MGWB Withdrawal Account allocated to Covered Funds ("Covered Withdrawal Account") is $75,000, the MGWB Withdrawal Account allocated to Excluded Funds ("Excluded Withdrawal Account") is $45,000, and a transfer is made of $10,000 from Covered Funds to Excluded Funds.

The new CV for Covered Funds is $50,000 ($60,000 - $10,000), and the new CV for Excluded Funds is $50,000 ($40,000 + $10,000).

The Covered Withdrawal Account is reduced proportionally based on the ratio of the amount transferred from Covered Funds to the CV in Covered Funds (prior to the transfer) to $62,500 ($75,000 * (1 - $10,000 / $60,000)).

The Excluded Withdrawal Account is increased by the reduction of the Covered Withdrawal Account of $12,500 ($75,000 - $62,500) to $57,500 ($45,000 + $12,500).

APPENDIX K

State Variations

> This **APPENDIX K** contains important state specific variations for Contracts issued in Massachusetts and Washington. The prospectus and this **APPENDIX K** provide a general description of the Contract, so please see your Contract, any endorsements and riders for the details.

For Contracts issued in the <u>Commonwealth of Massachusetts</u>, the following provisions apply:
- The Fixed Interest Division is not available;
- TSA loans are not available; and
- The Waiver of Surrender Charge for Extended Medical Care or Terminal Illness is not available.

For Contracts issued in the <u>State of Washington</u>, the following provisions apply:
- The Fixed Account is not available;
- The "Minimum Guaranteed Income Benefit ("MGIB") Rider Charge is only deducted from the subaccounts in which you are invested. No deduction will be made from the Fixed Interest Division; and
- The following describes the death benefit options for Contracts issued in the State of Washington <u>on or before April 30, 2009</u>. Other than as described below, please see the prospectus for a full description of your death benefit options and other Contract features.

We use the Base Death Benefit to help determine the minimum death benefit payable under each of the death benefit options described below. You do not elect the Base Death Benefit. The Base Death Benefit is equal to the greater of:
- The contract value; and
- The cash surrender value.

The **Standard Death Benefit** equals the **greatest** of the Base Death Benefit, the floor, and the Standard Minimum Guaranteed Death Benefit.

The Standard Minimum Guaranteed Death Benefit equals the initial premium payment, increased by premium payments after issue, and reduced by a proportional adjustment for any withdrawal.

The floor for the Death Benefit is the total premium payments made under the Contract reduced by a proportional adjustment for any withdrawal.

Enhanced Death Benefit Options. Under the Enhanced Death Benefit options, if you die before the annuity start date, your beneficiary will receive the greater of the Standard Death Benefit and the Enhanced Death Benefit option elected. For purposes of calculating the 5.5% Solution Enhanced Death Benefit and the Max 5.5 Enhanced Death Benefit, certain investment portfolios, and the Fixed Account are designated as "Special Funds."

The following investment options are designated as Special Funds: the Liquid Assets Portfolio and the Fixed Interest Division.

The ProFunds VP Rising Rates Opportunity Portfolio is also a Special Fund, but closed to new allocations effective April 30, 2007.

For Contracts issued prior to September 2, 2003, however, the ProFunds VP Rising Rates Opportunity Portfolio is not designated as a Special Fund.

The Voya Limited Maturity Bond Portfolio is a Special Fund, but closed to new allocations effective March 12, 2004.

For Contracts issued on or after May 1, 2003, but prior to August 21, 2006, the Voya Intermediate Bond Portfolio is designated as a Special Fund.

We may, with 30 days' notice to you, designate any investment portfolio as a Special Fund on existing Contracts with respect to new premiums added to such investment portfolio and also with respect to new transfers to such investment portfolio. Selecting a Special Fund may limit or reduce the 5.5% Max Enhanced Death Benefit.

For the period during which a portion of the contract value is allocated to a Special Fund, we may, at our discretion, reduce the mortality and expense risk charge attributable to that portion of the contract value. The reduced mortality and expense risk charge will be applicable only during that period.

The 5.5% Solution is not available as a standalone death benefit, but the calculation is used to determine the Max 5.5 Enhanced Death Benefit.

The **5.5% Solution Enhanced Death Benefit** equals the **greatest** of:
- The Standard Death Benefit;
- The floor; and
- The sum of the contract value allocated to Special Funds and the 5.5% Solution Minimum Guaranteed Death Benefit for Non-Special Funds.

For Contracts issued on or after April 11, 2000, the 5.5% Solution Minimum Guaranteed Death Benefit for Special and Non-Special Funds equals premiums, adjusted for withdrawals and transfers, accumulated at 5.5% until the attainment of age 80 and thereafter at 0%, subject to a floor as described below. For Contracts issued before April 11, 2000, the 5.5% Solution Minimum Guaranteed Death Benefit allows for accumulation to continue beyond age 80, subject to the cap. Please see your Contract for details regarding the terms of your death benefit.

Withdrawals of up to 5.5% per year of cumulative premiums are referred to as special withdrawals. Special withdrawals reduce the 5.5% Solution Minimum Guaranteed Death Benefit by the amount of contract value withdrawn. For any other withdrawals (withdrawals in excess of the amount available as a special withdrawal), a proportional adjustment to the 5.5% Solution Minimum Guaranteed Death Benefit is made. The amount of the proportional adjustment for withdrawals from Non-Special Funds will equal (a) times (b) divided by (c): where (a) is the 5.5% Solution Minimum Guaranteed Death Benefit for Non-Special Funds prior to the withdrawal; (b) is the contract value of the withdrawal; and (c) is the contract value allocated to Non-Special Funds before the withdrawal. The amount of the proportional adjustment for withdrawals from Special Funds will equal (a) times (b) divided by (c): where (a) is the 5.5% Solution Minimum Guaranteed Death Benefit for Special Funds prior to the withdrawal; (b) is the contract value of the withdrawal; and (c) is the contract value allocated to Special Funds before the withdrawal.

Transfers from Special to Non-Special Funds will reduce the 5.5% Solution Minimum Guaranteed Death Benefit for Special Funds proportionally. The resulting increase in the 5.5% Solution Minimum Guaranteed Death Benefit in Non-Special Funds will equal the lesser of the reduction in the 5.5% Solution Minimum Guaranteed Death Benefit in Special Funds and the contract value transferred.

Transfers from Non-Special to Special Funds will reduce the 5.5% Solution Minimum Guaranteed Death Benefit in Non-Special Funds proportionally. The resulting increase in the 5.5% Solution Minimum Guaranteed Death Benefit for Special Funds will equal the reduction in the 5.5% Solution Minimum Guaranteed Death Benefit for Non-Special Funds.

The floor for the 5.5 % Solution Enhanced Death Benefit is determined by the same calculations described above for the 5.5% Solution Minimum Guaranteed Death Benefit except as follows: If you transfer contract value to a Special Fund, the minimum floor will not be reduced by the transfer. Instead, a portion of the floor (equal to the percentage of contract value transferred) just prior to the transfer will be frozen (with 0% subsequent growth) unless the contract value is transferred back to the Non-Special Funds. Upon such transfer back to Non-Special Funds, we will resume accumulating that portion of the floor at the 5.5% annual effective rate as described above, subject to the age limit described above. Similarly, for contract value allocated directly to Special Funds, that portion of the floor will be the contract value allocated, and will not accumulate while invested in Special Funds. Withdrawals will reduce the floor as described for the minimum guaranteed death benefit above. Your death benefit will be the greater of the floor and the death benefit determined as described above.

The **Annual Ratchet Enhanced Death Benefit** equals the **greater of**:
- The Standard Death Benefit; and
- The Annual Ratchet Minimum Guaranteed Death Benefit.

The Annual Ratchet Minimum Guaranteed Death Benefit equals:
- The initial premium payment;
- Increased dollar for dollar by any premium added after issue; and
- Adjusted on each anniversary that occurs on or prior to attainment of age 90 to the greater of the Annual Ratchet Minimum Guaranteed Death Benefit from the prior anniversary (adjusted for new premiums and partial withdrawals) and the current contract value.

Withdrawals reduce the Annual Ratchet Minimum Guaranteed Death Benefit proportionally, based on the amount withdrawn. The amount of the proportional adjustment for withdrawals will equal (a) times (b) divided by (c): where (a) is the Annual Ratchet Minimum Guaranteed Death Benefit prior to the withdrawal; (b) is the contract value of the withdrawal; and (c) is the contract value before withdrawal.

The Max 5.5 Enhanced Death Benefit equals the greater of the 5.5% Solution Enhanced Death Benefit and the Annual Ratchet Enhanced Death Benefit. Under this death benefit option, the 5.5% Solution Enhanced Death Benefit and the Annual Ratchet Enhanced Death Benefit are calculated in the same manner as if each were the elected benefit.

In all cases described above, the amount of the death benefit could be reduced by premium taxes owed and withdrawals not previously deducted. The enhanced death benefits may not be available in all states.

Death Benefit for Excluded Funds

We will be designating certain investment portfolios as "Excluded Funds." Excluded Funds will include certain investment portfolios that, due to their volatility, will be excluded from the death benefit guarantees that might otherwise be provided. We may add new investment portfolios as Excluded Funds. We may also reclassify an existing investment portfolio as an Excluded Fund or remove such classification upon 30 days' notice to you. Such reclassification will apply only to amounts transferred or otherwise added to such portfolio after the effective date of the reclassification. Investment in Excluded Funds will impact your death benefit.

For the period of time, and to the extent, that you allocate premium or contract value to Excluded Funds, your death benefit attributable to that allocation will equal the contract value of that allocation. Any guarantee of death benefit in excess of contract value otherwise provided with regard to allocations to Non-Excluded Funds, does not apply to allocations to Excluded Funds. The death benefit provided under the Contract may be reduced to the extent that you allocate premium or contract value to Excluded Funds.

Transfers from Excluded Funds to Non-Excluded funds will reduce all death benefit components for Excluded Funds on a proportional basis. Except with respect to any maximum guaranteed death benefit, the resulting increase in the Non-Excluded Funds death benefit component will equal the lesser of the reduction in the death benefit for Excluded Funds and the contract value transferred. With respect to the maximum guaranteed death benefit, where applicable, the resulting increase in the Non-Excluded Funds maximum guaranteed death benefit will equal the reduction in the maximum guaranteed death benefit for Excluded Funds.

Transfers from Non-Excluded Funds to Excluded Funds will reduce the Non-Excluded Funds death benefit components on a proportional basis. The resulting increase in the death benefit components of Excluded Funds will equal the reduction in the Non-Excluded Funds death benefit components.

- The charges, fees and expenses are as described in the prospectus for the applicable variable annuity contract with the exception of the mortality and expense risk charges for the Max 5.5 Enhanced Death Benefit. The mortality and expense risk charges for the Max 5.5 Enhanced Death Benefit elected is 1.90%.

APPENDIX L

Accepted Funds and Fixed Allocation Funds for Living Benefit Riders

Accepted Funds. Currently, the Accepted Funds are:

Voya Government Liquid Assets Portfolio	VY® Invesco Equity and Income Portfolio
Voya Retirement Growth Portfolio	VY® T. Rowe Price Capital Appreciation Portfolio
Voya Retirement Moderate Portfolio	Fixed Interest Allocation
Voya Retirement Moderate Growth Portfolio	

For MGIB, Voya LifePay and Voya Joint LifePay riders purchased before January 12, 2009; the following is an additional Accepted Fund:

Voya Solution Moderately Aggressive Portfolio

Fixed Allocation Funds. Currently, the Fixed Allocation Funds are:

Voya Intermediate Bond Portfolio
Voya U.S. Bond Index Portfolio

STATEMENT OF ADDITIONAL INFORMATION

Introduction
Description of Voya Insurance and Annuity Company
Separate Account B of Voya Insurance and Annuity Company
Safekeeping of Assets
Experts
Distribution of Contracts
Published Ratings
Accumulation Unit Value
Performance Information
Other Information
Condensed Financial Information (Accumulation Unit Values)
Financial Statements of Voya Insurance and Annuity Company
Financial Statements of Separate Account B of Voya Insurance and Annuity Company

Please tear off, complete and return the form below to order a free Statement of Additional Information for the Contracts offered under the prospectus. Send the form to Customer Service P.O. Box 9271, Des Moines, Iowa 50306-9271.

‒ ‒

PLEASE SEND ME A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT B, WELLS FARGO VOYA OPPORTUNITIES, 333-28679.

Please Print or Type:

_____
Name

_____
Street Address

_____
City, State, Zip

05/01/2018

‒ ‒

PART B
INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

STATEMENT OF ADDITIONAL INFORMATION

VOYA GOLDENSELECT ESII®
VOYA GOLDENSELECT GENERATIONS®
VOYA GOLDENSELECT OPPORTUNITIES®
WELLS FARGO VOYA OPPORTUNITIES

Deferred Combination Variable and Fixed Annuity Contracts

Issued by
SEPARATE ACCOUNT B
of
VOYA INSURANCE AND ANNUITY COMPANY

This Statement of Additional Information is not a prospectus. The information contained herein should be read in conjunction with the Prospectus for the Voya Insurance and Annuity Company Deferred Variable Annuity Contract, which is referred to herein. The Prospectus sets forth information that a prospective investor ought to know before investing. For a copy of the Prospectus, send a written request to Voya Insurance and Annuity Company, Customer Service, P.O. Box 9271 Des Moines, Iowa 50306-9271 or telephone (800) 366-0066, or access the Security and Exchange Commission's ("SEC") website (www.sec.gov).

DATE OF PROSPECTUS AND
STATEMENT OF ADDITIONAL INFORMATION:

May 1, 2018

Table of Contents

Item	Page
Introduction	3
Description of Voya Insurance and Annuity Company	3
Separate Account B of Voya Insurance and Annuity Company	3
Safekeeping of Assets	3
Experts	3
Distribution of Contracts	3
Published Ratings	4
Accumulation Unit Value	4
Performance Information	5
Other Information	6
Condensed Financial Information (Accumulation Unit Values)	CFI-1
Financial Statements of Separate Account B of Voya Insurance and Annuity Company	1
Financial Statements of Voya Insurance and Annuity Company	C-1

Introduction

This Statement of Additional Information provides background information regarding Separate Account B.

Description of Voya Insurance and Annuity Company

We are an Iowa stock life insurance company, which was originally organized in 1973 under the insurance laws of Minnesota. Prior to September 1, 2014, we were known as ING USA Annuity and Life Insurance Company. Prior to January 1, 2004, we were known as Golden American Life Insurance Company. We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013, the common stock of Voya began trading on the NYSE under the symbol "VOYA."

We are authorized to sell insurance and annuities in all states, except New York, and the District of Columbia. Although we are a subsidiary of Voya, Voya is not responsible for the obligations under the Contract. The obligations under the Contract are solely our responsibility.

On December 20, 2017, Voya, entered into a Master Transaction Agreement (the "Agreement") with VA Capital Company LLC, a newly formed Delaware limited liability company ("VA Capital"), and Athene Holding Ltd., a Bermuda limited company, pursuant to which VA Capital's wholly-owned subsidiary Venerable Holdings Inc. will acquire all of the shares of the capital stock of the Company and all of the membership interests of Directed Services LLC, our affiliate and the principal underwriter and distributor of the Contract as well as for our other variable contracts. The transaction will result in Voya's disposition of substantially all of its variable annuity and fixed and fixed indexed annuity businesses and related assets. The transaction is expected to close in the second or third quarters of 2018. The consummation of the closing under the Agreement is subject to conditions specified in the Agreement, including the receipt of required regulatory approvals. **The transaction will NOT change the terms, features and benefits of your Contract.**

Separate Account B of Voya Insurance and Annuity Company

Separate Account B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Premium payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contracts. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the Contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions or under all contracts.

Safekeeping of Assets

Voya Insurance and Annuity Company acts as its own custodian for Separate Account B.

Experts

The statements of assets and liabilities of Separate Account B as of December 31, 2017, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the financial statements of the Company as of December 31, 2017 and 2016, and for each of the three years in the period ended December 31, 2017, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is 200 Clarendon St, Boston, MA 02116.

Distribution of Contracts

The offering of Contracts under the prospectus associated with this Statement of Additional Information is continuous. Directed Services LLC, an affiliate of Voya Insurance and Annuity Company, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products (the "variable insurance products") issued by Voya Insurance and Annuity Company. The Contracts are distributed through registered representatives of other broker-dealers who have entered into selling agreements with Directed Services LLC. For the years ended 2017, 2016 and 2015 commissions paid by Voya Insurance and Annuity Company, including amounts paid by its affiliated Companies, ReliaStar Life Insurance Company of New York and Voya Retirement Insurance and Annuity Company, to Directed Services LLC aggregated $206,293,565, $205,433,294 and $229,683,388, respectively. All commissions received by the distributor were passed through to the broker-dealers who sold the contracts. Directed Services LLC is located at One Orange Way, Windsor, Connecticut 06095.

Under a management services agreement, last amended in 1995, Voya Insurance and Annuity Company provides to Directed Services LLC certain of its personnel to perform management, administrative and clerical services and the use of certain facilities. Voya Insurance and Annuity Company charges Directed Services LLC for such expenses and all other general and administrative costs, first on the basis of direct charges when identifiable, and the remainder allocated based on the estimated amount of time spent by Voya Insurance and Annuity Company's employees on behalf of Directed Services LLC. In the opinion of management, this method of cost allocation is reasonable. However effective January 1, 2010, this management services agreement was changed to an arms-length pricing agreement, whereas Voya Insurance and Annuity Company now receives a monthly fee from Directed Services LLC based on annual contractual rates by fund. This fee, calculated as a percentage of average assets in the variable separate accounts, was $80,362,617, $116,527,230 and $115,451,517 for the years ended 2017, 2016 and 2015, respectively.

Published Ratings

From time to time, the rating of Voya Insurance and Annuity Company as an insurance company by A.M. Best may be referred to in advertisements or in reports to contract owners. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Best's ratings range from A+ + to F. An A++ and A+ ratings mean, in the opinion of A.M. Best, that the insurer has demonstrated the strongest ability to meet its respective policyholder and other contractual obligations.

Accumulation Unit Value

The calculation of the Accumulation Unit Value ("AUV") is discussed in the prospectus and below. Note that in your Contract, accumulation unit value is referred to as the Index of Investment Experience. The following illustrations show a calculation of a new AUV and the purchase of Units (using hypothetical examples). Note that the examples below do not reflect the mortality and expense risk charge for this product and are for illustration purposes only. Complete AUV information for the AUVs calculated for this Contract is available in this SAI.

ILLUSTRATION OF CALCULATION OF AUV
        EXAMPLE 1

(1) AUV, beginning of period	$10.00
(2) Value of securities, beginning of period	$10.00
(3) Change in value of securities	$0.10
(4) Gross investment return (3) divided by (2)	0.01
(5) Less daily mortality and expense charge	0.00004280
(6) Less asset based administrative charge	0.00000411
(7) Net investment return (4) minus (5) minus (6)	0.009953092
(8) Net investment factor (1.000000) plus (7)	1.009953092
(9) AUV, end of period (1) multiplied by (8)	$10.09953092

ILLUSTRATION OF PURCHASE OF UNITS (ASSUMING NO STATE PREMIUM TAX)
EXAMPLE 2

(1)	Initial premium payment	$1,000
(2)	AUV on effective date of purchase **(see EXAMPLE 1)**	$10.00
(3)	Number of units purchased (1) divided by (2)	100
(4)	AUV for valuation date following purchase **(see EXAMPLE 1)**	$10.09953092
(5)	Contract Value in account for valuation date following purchase (3) multiplied by (4)	$1,009.95

Performance Information

From time to time, we may advertise or include in reports to contract owner's performance information for the subaccounts of Separate Account B, including the average annual total return performance, yields and other nonstandard measures of performance. Such performance data will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC.

Except for the Voya Government Liquid Assets Portfolio subaccount, quotations of yield for the subaccounts will be based on all investment income per unit (contract value divided by the accumulation unit) earned during a given 30-day period, less expenses accrued during such period. Information standard total average annual return performance will include average annual rates of total return for one-, five- and ten-year periods, or lesser periods depending on how long Separate Account B has been investing in the portfolio. We may show other total returns for periods of less than one year. We will base total return figures on the actual historic performance of the subaccounts of Separate Account B, assuming an investment at the beginning of the period when the separate account first invested in the portfolios, and withdrawal of the investment at the end of the period, adjusted to reflect the deduction of all applicable portfolio and current contract charges. We may also show rates of total return on amounts invested at the beginning of the period with no withdrawal at the end of the period. Total return figures which assume no withdrawals at the end of the period will reflect all recurring charges. In addition, we may present historic performance data for the investment portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts of Separate Account B. This data is designed to show the performance that would have resulted if the Contract had been in existence before the separate account began investing in the investment portfolios.

Current yield for the Voya Government Liquid Assets Portfolio subaccount is based on income received by a hypothetical investment over a given seven-day period, less expenses accrued, and then "annualized" (i.e., assuming that the seven-day yield would be received for 52 weeks). We calculate "effective yield" for the Voya Government Liquid Assets Portfolio subaccount in a manner similar to that used to calculate yield, but when annualized, the income earned by the investment is assumed to be reinvested. The "effective yield" will thus be slightly higher than the "yield" because of the compounding effect of earnings. We calculate quotations of yield for the remaining subaccounts on all investment income per accumulation unit earned during a given 30-day period, after subtracting fees and expenses accrued during the period, assuming the selection of the Max 7 Enhanced Death Benefit and the MGIB optional benefit rider. **You should be aware that there is no guarantee that the Voya Government Liquid Assets Portfolio subaccount will have a positive or level return.**

We may compare performance information for a subaccount to: (1) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, or any other applicable market indices; (2) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services (a widely used independent research firm which ranks mutual funds and other investment companies), or any other rating service; and (3) the Consumer Price Index (measure for inflation) to determine the real rate of return of an investment in the Contract. Our reports and promotional literature may also contain other information including the ranking of any subaccount based on rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by similar rating services.

Performance information reflects only the performance of a hypothetical contract and should be considered in light of other factors, including the investment objective of the investment portfolio and market conditions. Please keep in mind that past performance is not a guarantee of future results.

Other Information

Registration statements have been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all of the information set forth in the registration statements, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

CONDENSED FINANCIAL INFORMATION – VOYA GOLDENSELECT ESII®

Except for Subaccounts which did not commence operations as of December 31, 2017, the following tables give (1) the Accumulation Unit Value ("AUV) at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of Accumulation Units outstanding at the end of the period for each Subaccount of Separate Account B available under the Contract for the indicated periods. This information is current through December 31, 2017, including portfolio names. Portfolio name changes after December 31, 2017, are not reflected in the following information.

Separate Account Annual Charges of 1.40%

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
Value at beginning of period	$12.04	$11.76	$12.05	$11.99	$10.62	$9.80	$10.31	$9.53	$7.99	$10.09
Value at end of period	$13.50	$12.04	$11.76	$12.05	$11.99	$10.62	$9.80	$10.31	$9.53	$7.99
Number of accumulation units outstanding at end of period	6,996,515	8,664,609	10,146,226	11,809,955	13,043,592	13,195,463	14,658,436	14,545,662	13,749,221	5,658,472
COLUMBIA SMALL CAP VALUE FUND VS (CLASS 2)										
Value at beginning of period	$35.32	$26.98	$29.21	$28.75	$21.75	$19.83	$21.42	$17.18	$13.94	$19.68
Value at end of period	$39.69	$35.32	$26.98	$29.21	$28.75	$21.75	$19.83	$21.42	$17.18	$13.94
Number of accumulation units outstanding at end of period	224,260	371,322	463,069	571,341	731,242	853,085	975,035	1,094,501	1,267,316	1,517,242
PROFUND VP BULL										
Value at beginning of period	$14.19	$13.13	$13.37	$12.17	$9.51	$8.47	$8.59	$7.74	$6.31	$10.27
Value at end of period	$16.70	$14.19	$13.13	$13.37	$12.17	$9.51	$8.47	$8.59	$7.74	$6.31
Number of accumulation units outstanding at end of period	24,959	30,950	37,080	40,009	64,161	80,226	96,088	119,978	139,938	178,757
PROFUND VP EUROPE 30										
Value at beginning of period	$9.89	$9.30	$10.59	$11.75	$9.80	$8.52	$9.49	$9.37	$7.19	$13.02
Value at end of period	$11.67	$9.89	$9.30	$10.59	$11.75	$9.80	$8.52	$9.49	$9.37	$7.19
Number of accumulation units outstanding at end of period	19,913	36,367	41,138	46,167	61,749	74,259	85,942	104,606	126,512	152,071
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$2.03	$2.17	$2.24	$3.25	$2.83	$3.09	$5.01	$6.05	$4.64	$7.59
Value at end of period	$1.76	$2.03	$2.17	$2.24	$3.25	$2.83	$3.09	$5.01	$6.05	$4.64
Number of accumulation units outstanding at end of period	141,338	185,734	203,341	238,818	238,813	266,658	270,919	290,517	316,599	402,662
VOYA EURO STOXX 50® INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.81	$8.92	$9.49	$10.65	$8.61	$7.17	$8.79	$9.81	$9.75	
Value at end of period	$10.76	$8.81	$8.92	$9.49	$10.65	$8.61	$7.17	$8.79	$9.81	
Number of accumulation units outstanding at end of period	313,873	314,826	436,191	416,500	326,776	188,165	94,586	113,073	7,459	
VOYA FTSE 100 INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$11.30	$11.65	$12.74	$13.87	$11.83	$10.41	$11.02	$10.26	$10.28	
Value at end of period	$13.55	$11.30	$11.65	$12.74	$13.87	$11.83	$10.41	$11.02	$10.26	
Number of accumulation units outstanding at end of period	62,938	65,179	99,064	119,738	73,798	47,433	72,547	76,851	5,674	
VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.16	$9.74	$10.13	$9.80	$8.74	$7.70	$8.13	$7.79	$6.08	$9.95
Value at end of period	$12.37	$10.16	$9.74	$10.13	$9.80	$8.74	$7.70	$8.13	$7.79	$6.08
Number of accumulation units outstanding at end of period	6,479,748	7,999,553	9,507,797	3,326,376	3,553,623	3,776,108	4,036,972	4,398,876	4,692,093	4,193,381
VOYA GLOBAL EQUITY PORTFOLIO (CLASS T)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.09	$8.75	$9.45							
Value at end of period	$11.02	$9.09	$8.75							
Number of accumulation units outstanding at end of period	451,551	540,000	785,892							

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$10.63	$10.12	$10.66	$10.41	$10.20					
Value at end of period	$12.01	$10.63	$10.12	$10.66	$10.41					
Number of accumulation units outstanding at end of period	2,646,948	3,586,276	4,487,470	5,157,399	2,055,521					
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$15.37	$15.58	$15.80	$16.02	$16.24	$16.47	$16.70	$16.94	$17.12	$16.95
Value at end of period	$15.22	$15.37	$15.58	$15.80	$16.02	$16.24	$16.47	$16.70	$16.94	$17.12
Number of accumulation units outstanding at end of period	2,974,048	4,119,413	4,627,796	5,330,177	6,262,749	6,109,676	7,655,564	7,999,039	11,578,123	15,903,229
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.80	$14.66	$15.15	$13.94	$10.87	$9.57	$9.99			
Value at end of period	$18.66	$15.80	$14.66	$15.15	$13.94	$10.87	$9.57			
Number of accumulation units outstanding at end of period	7,224,237	9,534,437	11,357,787	13,193,311	15,699,200	17,914,965	19,736,037			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.37	$13.31	$13.73	$12.61	$9.81	$8.61	$8.78	$7.82	$6.10	$9.95
Value at end of period	$17.01	$14.37	$13.31	$13.73	$12.61	$9.81	$8.61	$8.78	$7.82	$6.10
Number of accumulation units outstanding at end of period	2,957,464	3,989,857	4,805,989	5,731,475	6,997,027	8,191,118	9,561,032	5,214,662	5,796,850	3,900,949
VOYA HANG SENG INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.87	$13.65	$14.61	$14.33	$13.99	$11.05	$13.74	$12.96	$9.99	
Value at end of period	$19.06	$13.87	$13.65	$14.61	$14.33	$13.99	$11.05	$13.74	$12.96	
Number of accumulation units outstanding at end of period	193,448	238,848	284,964	332,628	560,747	952,657	1,068,924	1,477,004	453,760	
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$20.18	$17.86	$18.49	$18.53	$17.80	$15.83	$15.37	$13.65	$9.26	$12.13
Value at end of period	$21.14	$20.18	$17.86	$18.49	$18.53	$17.80	$15.83	$15.37	$13.65	$9.26
Number of accumulation units outstanding at end of period	1,460,783	1,919,763	2,333,369	2,852,338	3,536,270	4,012,922	3,817,892	3,921,490	3,386,304	4,317,113
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$17.21	$15.87	$16.00	$14.29	$10.92	$9.71	$9.88	$8.82	$7.27	$11.78
Value at end of period	$21.10	$17.21	$15.87	$16.00	$14.29	$10.92	$9.71	$9.88	$8.82	$7.27
Number of accumulation units outstanding at end of period	268,013	434,908	502,867	611,588	718,974	816,038	939,728	1,008,074	1,178,124	1,295,966
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$23.62	$20.33	$21.05	$19.54	$14.76	$12.75	$13.12	$10.94	$8.44	$13.75
Value at end of period	$26.39	$23.62	$20.33	$21.05	$19.54	$14.76	$12.75	$13.12	$10.94	$8.44
Number of accumulation units outstanding at end of period	304,281	535,541	606,003	733,866	900,327	1,007,217	1,103,955	1,204,164	1,377,178	1,538,832
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$23.25	$18.57	$19.51	$18.80	$13.40	$12.12	$12.41	$10.28	$8.37	$12.80
Value at end of period	$25.13	$23.25	$18.57	$19.51	$18.80	$13.40	$12.12	$12.41	$10.28	$8.37
Number of accumulation units outstanding at end of period	241,436	393,989	471,739	590,078	701,737	824,353	906,059	987,422	1,101,850	1,200,311
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$15.80	$15.38	$15.56	$14.82	$15.09	$14.03	$13.26	$12.28	$11.19	$12.42
Value at end of period	$16.32	$15.80	$15.38	$15.56	$14.82	$15.09	$14.03	$13.26	$12.28	$11.19
Number of accumulation units outstanding at end of period	24,021,783	28,010,382	32,021,473	35,604,078	12,404,667	12,675,495	13,585,163	14,805,735	15,212,968	14,692,505
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$9.33	$9.43	$9.70	$10.41						
Value at end of period	$11.42	$9.33	$9.43	$9.70						
Number of accumulation units outstanding at end of period	8,473,575	10,918,223	12,820,021	14,338,873						

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$8.72	$8.79	$9.01	$9.74	$8.16	$6.98	$8.09	$7.62	$6.06	$10.14
Value at end of period	$10.70	$8.72	$8.79	$9.01	$9.74	$8.16	$6.98	$8.09	$7.62	$6.06
Number of accumulation units outstanding at end of period	348,186	475,607	558,185	670,510	985,325	849,883	818,658	1,156,598	1,391,858	139,687
VOYA JAPAN TOPIX INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.65	$12.47	$11.44	$12.27	$9.97	$9.40	$11.05	$9.86	$9.81	
Value at end of period	$15.64	$12.65	$12.47	$11.44	$12.27	$9.97	$9.40	$11.05	$9.86	
Number of accumulation units outstanding at end of period	99,894	130,308	179,540	88,325	158,004	62,624	178,839	63,936	3,051	
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$15.69	$15.40	$14.78	$13.26	$10.32	$10.27				
Value at end of period	$19.97	$15.69	$15.40	$14.78	$13.26	$10.32				
Number of accumulation units outstanding at end of period	11,904,633	16,175,859	19,109,726	22,337,194	26,880,710	30,794,923				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$25.11	$24.56	$23.48	$21.00	$16.31	$14.04	$13.93	$12.36	$8.80	$12.32
Value at end of period	$32.05	$25.11	$24.56	$23.48	$21.00	$16.31	$14.04	$13.93	$12.36	$8.80
Number of accumulation units outstanding at end of period	5,622,301	7,562,016	9,118,020	11,036,243	7,109,891	1,682,756	2,130,653	1,082,965	1,127,373	74,128
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.63	$14.85	$15.80	$14.60	$11.33	$10.05	$10.05			
Value at end of period	$18.57	$16.63	$14.85	$15.80	$14.60	$11.33	$10.05			
Number of accumulation units outstanding at end of period	5,508,969	7,421,221	9,147,104	8,808,653	5,395,409	830,633	569,147			
VOYA LIMITED MATURITY BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$22.51	$22.54	$22.74	$22.90	$23.07	$23.05	$23.11	$22.72	$21.50	$21.86
Value at end of period	$22.47	$22.51	$22.54	$22.74	$22.90	$23.07	$23.05	$23.11	$22.72	$21.50
Number of accumulation units outstanding at end of period	131,571	146,923	175,121	213,469	274,726	378,445	463,361	595,343	738,091	954,519
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$18.68	$17.71	$17.91	$16.73	$12.89	$11.47	$11.73	$9.15	$6.58	$10.72
Value at end of period	$22.98	$18.68	$17.71	$17.91	$16.73	$12.89	$11.47	$11.73	$9.15	$6.58
Number of accumulation units outstanding at end of period	4,774,600	2,853,934	3,240,855	3,761,739	4,703,222	3,747,745	4,227,190	4,756,551	4,502,607	4,769,928
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.44	$17.23	$17.57	$15.50	$12.06	$11.09	$11.79	$10.32	$8.43	$13.10
Value at end of period	$22.07	$18.44	$17.23	$17.57	$15.50	$12.06	$11.09	$11.79	$10.32	$8.43
Number of accumulation units outstanding at end of period	363,463	487,254	577,949	655,382	581,429	616,418	700,026	862,455	854,149	896,825
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.59	$10.26	$10.49	$10.04	$9.76	$9.17	$8.84	$8.32	$8.25	
Value at end of period	$11.25	$10.59	$10.26	$10.49	$10.04	$9.76	$9.17	$8.84	$8.32	
Number of accumulation units outstanding at end of period	3,995,871	5,389,089	5,273,239	5,808,995	6,917,396	7,030,422	7,346,128	6,256,899	5,981,757	
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.90	$13.14	$13.60	$13.09	$11.19	$10.05	$10.31	$9.37	$9.22	
Value at end of period	$15.99	$13.90	$13.14	$13.60	$13.09	$11.19	$10.05	$10.31	$9.37	
Number of accumulation units outstanding at end of period	29,664,497	39,020,544	45,698,664	51,799,708	59,186,253	63,995,469	68,956,114	74,275,484	79,472,323	

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.91	$13.21	$13.61	$13.06	$11.45	$10.40	$10.54	$9.63	$9.49	
Value at end of period	$15.71	$13.91	$13.21	$13.61	$13.06	$11.45	$10.40	$10.54	$9.63	
Number of accumulation units outstanding at end of period	17,625,445	22,613,214	26,950,962	30,767,408	35,441,375	38,485,278	42,036,780	46,040,296	48,787,781	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.29	$12.74	$13.13	$12.65	$11.66	$10.73	$10.65	$9.86	$9.75	
Value at end of period	$14.65	$13.29	$12.74	$13.13	$12.65	$11.66	$10.73	$10.65	$9.86	
Number of accumulation units outstanding at end of period	9,718,604	12,104,749	14,071,867	16,389,602	19,206,813	20,961,634	22,515,408	24,451,343	25,879,317	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$26.02	$24.83	$23.45	$21.09	$16.24	$14.42	$14.07	$12.69	$10.27	
Value at end of period	$33.60	$26.02	$24.83	$23.45	$21.09	$16.24	$14.42	$14.07	$12.69	
Number of accumulation units outstanding at end of period	820,529	1,080,819	1,104,897	1,257,121	1,242,161	1,378,422	1,637,094	1,455,162	1,607,178	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$16.33	$14.95	$14.90	$13.42	$10.33	$9.09	$9.02	$8.17	$6.71	$10.17
Value at end of period	$19.69	$16.33	$14.95	$14.90	$13.42	$10.33	$9.09	$9.02	$8.17	$6.71
Number of accumulation units outstanding at end of period	2,704,333	3,318,523	3,395,479	3,546,039	4,014,374	4,545,292	4,462,209	5,649,134	6,524,524	629,227
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$24.05	$21.15	$22.29	$20.14	$15.54	$13.59	$13.71	$12.51	$10.35	
Value at end of period	$26.84	$24.05	$21.15	$22.29	$20.14	$15.54	$13.59	$13.71	$12.51	
Number of accumulation units outstanding at end of period	856,511	1,222,175	1,205,374	471,664	439,059	373,421	310,000	194,823	130,420	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$26.59	$25.25	$25.81	$23.56	$17.71	$15.55	$16.13	$13.00	$10.36	
Value at end of period	$32.60	$26.59	$25.25	$25.81	$23.56	$17.71	$15.55	$16.13	$13.00	
Number of accumulation units outstanding at end of period	865,314	1,120,682	1,355,601	1,415,777	1,742,194	1,975,775	2,267,474	2,632,553	2,765,328	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$18.03	$16.17	$16.91	$15.25	$11.56	$10.04	$10.40	$8.45	$6.13	$10.30
Value at end of period	$20.92	$18.03	$16.17	$16.91	$15.25	$11.56	$10.04	$10.40	$8.45	$6.13
Number of accumulation units outstanding at end of period	1,265,670	1,580,451	1,639,001	1,800,620	1,609,933	1,669,174	1,745,841	1,854,424	1,478,202	578,346
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$18.35	$15.40	$16.41	$15.90	$11.65	$10.20	$10.80	$8.69	$6.97	$10.06
Value at end of period	$20.62	$18.35	$15.40	$16.41	$15.90	$11.65	$10.20	$10.80	$8.69	$6.97
Number of accumulation units outstanding at end of period	1,139,591	1,420,669	1,600,432	1,732,818	1,943,191	1,759,225	1,701,985	1,880,369	1,673,974	1,397,996
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$16.53	$14.82	$15.20	$14.64	$10.70	$9.44	$9.53	$7.31	$5.68	$8.80
Value at end of period	$19.30	$16.53	$14.82	$15.20	$14.64	$10.70	$9.44	$9.53	$7.31	$5.68
Number of accumulation units outstanding at end of period	184,896	275,069	341,370	413,406	542,408	663,418	796,478	919,414	1,117,503	1,257,982
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$20.10	$16.42	$16.82	$16.06	$11.85	$10.52	$10.97	$8.97	$7.15	$10.25
Value at end of period	$22.00	$20.10	$16.42	$16.82	$16.06	$11.85	$10.52	$10.97	$8.97	$7.15
Number of accumulation units outstanding at end of period	629,887	812,437	852,713	963,772	1,060,414	1,187,162	1,422,232	1,686,231	1,359,012	686,734

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.05	$9.60	$10.03							
Value at end of period	$11.71	$10.05	$9.60							
Number of accumulation units outstanding at end of period	8,722,120	10,212,905	12,257,013							
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.81	$11.73	$11.90	$11.44	$11.94	$11.69	$11.08	$10.62	$10.20	$9.99
Value at end of period	$11.99	$11.81	$11.73	$11.90	$11.44	$11.94	$11.69	$11.08	$10.62	$10.20
Number of accumulation units outstanding at end of period	1,685,713	2,140,065	2,326,628	2,474,708	2,262,123	2,599,279	3,165,568	3,163,184	3,588,432	3,388,765
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$20.53	$19.77	$21.11	$20.52	$14.99	$12.70	$12.60	$10.10	$7.58	$13.08
Value at end of period	$25.95	$20.53	$19.77	$21.11	$20.52	$14.99	$12.70	$12.60	$10.10	$7.58
Number of accumulation units outstanding at end of period	1,832,233	2,411,598	2,897,333	3,345,047	3,838,302	3,614,401	4,238,575	4,210,806	4,248,323	3,468,055
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.39	$11.15	$11.61	$11.48	$12.75	$12.16	$11.01	$10.59	$9.88	
Value at end of period	$11.51	$11.39	$11.15	$11.61	$11.48	$12.75	$12.16	$11.01	$10.59	
Number of accumulation units outstanding at end of period	1,823,246	2,308,811	2,427,575	2,742,060	3,201,123	5,636,752	5,459,336	3,408,948	2,184,297	
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.86	$13.97	$14.41	$12.84	$12.55	$10.13	$10.85	$9.49	$7.21	$12.45
Value at end of period	$15.10	$13.86	$13.97	$14.41	$12.84	$12.55	$10.13	$10.85	$9.49	$7.21
Number of accumulation units outstanding at end of period	689,431	850,881	1,017,120	1,199,879	1,384,244	1,576,114	1,763,062	1,961,059	2,241,686	2,084,334
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$111.21	$108.20	$106.59	$83.24	$82.71	$72.61	$67.25	$53.29	$39.77	$65.61
Value at end of period	$115.34	$111.21	$108.20	$106.59	$83.24	$82.71	$72.61	$67.25	$53.29	$39.77
Number of accumulation units outstanding at end of period	140,103	203,191	252,122	319,442	412,408	481,849	575,703	675,827	801,790	952,216
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.39	$15.33	$15.10	$13.57	$10.22	$9.23	$9.82	$8.89	$6.85	$11.43
Value at end of period	$19.64	$16.39	$15.33	$15.10	$13.57	$10.22	$9.23	$9.82	$8.89	$6.85
Number of accumulation units outstanding at end of period	1,688,524	2,237,802	2,511,540	2,768,582	3,001,487	3,337,689	3,608,516	3,853,085	3,902,577	3,528,125
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$18.04	$14.79	$15.46	$15.03	$10.89	$9.67	$10.08	$8.16	$6.63	$10.21
Value at end of period	$19.74	$18.04	$14.79	$15.46	$15.03	$10.89	$9.67	$10.08	$8.16	$6.63
Number of accumulation units outstanding at end of period	776,175	1,037,070	1,226,292	1,421,605	1,638,441	1,976,916	2,223,917	2,485,616	2,897,468	3,270,508
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$15.47	$13.56	$14.69	$14.19	$12.55	$11.31	$11.18	$10.04	$7.71	$11.06
Value at end of period	$16.83	$15.47	$13.56	$14.69	$14.19	$12.55	$11.31	$11.18	$10.04	$7.71
Number of accumulation units outstanding at end of period	2,398,130	3,155,065	3,731,542	4,655,588	5,147,846	5,478,163	5,332,275	5,251,259	5,510,324	4,555,948
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$21.53	$18.54	$20.00	$18.58	$13.96	$11.93	$12.36	$10.89	$8.59	$13.72
Value at end of period	$24.99	$21.53	$18.54	$20.00	$18.58	$13.96	$11.93	$12.36	$10.89	$8.59
Number of accumulation units outstanding at end of period	975,633	1,322,990	1,683,688	2,034,525	2,240,125	2,131,292	2,213,852	2,163,923	2,202,640	2,342,903
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$19.12	$16.86	$17.50	$16.33	$13.29	$11.98	$12.31	$11.15	$9.24	$12.26
Value at end of period	$20.85	$19.12	$16.86	$17.50	$16.33	$13.29	$11.98	$12.31	$11.15	$9.24
Number of accumulation units outstanding at end of period	3,487,076	4,329,327	5,216,053	6,388,091	2,363,718	2,113,601	2,270,527	2,408,048	2,591,371	2,734,004

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$11.91	$10.52	$10.93	$10.13						
Value at end of period	$12.97	$11.91	$10.52	$10.93						
Number of accumulation units outstanding at end of period	5,238,079	6,252,217	7,191,688	8,247,921						
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$51.89	$43.88	$45.85	$42.23	$31.99	$28.32	$29.36	$26.47	$21.66	$32.41
Value at end of period	$58.28	$51.89	$43.88	$45.85	$42.23	$31.99	$28.32	$29.36	$26.47	$21.66
Number of accumulation units outstanding at end of period	703,489	837,388	956,646	1,110,697	1,334,073	1,464,057	1,747,429	2,059,675	2,460,096	2,778,827
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.84	$17.82	$21.46	$21.57	$23.20	$19.76	$24.52	$20.67	$12.22	$25.43
Value at end of period	$27.98	$19.84	$17.82	$21.46	$21.57	$23.20	$19.76	$24.52	$20.67	$12.22
Number of accumulation units outstanding at end of period	1,680,669	2,136,235	2,491,137	2,828,949	3,257,286	3,572,154	3,601,771	3,721,910	4,884,446	4,935,142
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$19.60	$17.34	$18.13	$15.99	$12.33	$10.42	$10.38	$8.56	$6.91	$10.18
Value at end of period	$21.99	$19.60	$17.34	$18.13	$15.99	$12.33	$10.42	$10.38	$8.56	$6.91
Number of accumulation units outstanding at end of period	664,025	875,198	1,100,503	1,353,541	1,923,801	1,723,331	1,622,804	1,415,034	802,705	540,677
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$30.21	$25.19	$26.53	$24.83	$18.12	$15.49	$15.92	$12.74	$10.15	$14.69
Value at end of period	$34.42	$30.21	$25.19	$26.53	$24.83	$18.12	$15.49	$15.92	$12.74	$10.15
Number of accumulation units outstanding at end of period	869,153	1,234,769	1,470,952	1,635,806	1,942,461	1,734,757	1,899,433	2,114,063	1,657,419	1,611,588
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
Value at beginning of period	$28.26	$27.22	$25.95	$25.25	$21.44	$18.78	$17.47	$15.55	$12.24	$17.37
Value at end of period	$35.06	$28.26	$27.22	$25.95	$25.25	$21.44	$18.78	$17.47	$15.55	$12.24
Number of accumulation units outstanding at end of period	1,045,249	1,340,989	1,519,675	1,806,889	2,192,686	2,525,466	2,790,056	2,982,767	2,798,687	2,715,369
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$18.40	$18.66	$18.23	$18.11	$14.48	$12.10	$13.40	$11.73	$8.54	$14.55
Value at end of period	$24.69	$18.40	$18.66	$18.23	$18.11	$14.48	$12.10	$13.40	$11.73	$8.54
Number of accumulation units outstanding at end of period	807,076	883,783	1,216,762	1,205,566	1,469,568	1,279,009	1,397,045	1,420,560	1,635,220	1,818,384
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$87.37	$82.00	$79.04	$71.47	$59.32	$52.55	$51.80	$46.07	$35.06	$49.06
Value at end of period	$99.15	$87.37	$82.00	$79.04	$71.47	$59.32	$52.55	$51.80	$46.07	$35.06
Number of accumulation units outstanding at end of period	3,519,909	4,380,841	4,905,548	5,469,024	6,127,711	6,556,997	7,077,206	7,593,076	8,156,298	8,278,462
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$50.96	$43.51	$47.40	$44.74	$34.97	$30.26	$30.97	$27.32	$22.17	$34.97
Value at end of period	$58.41	$50.96	$43.51	$47.40	$44.74	$34.97	$30.26	$30.97	$27.32	$22.17
Number of accumulation units outstanding at end of period	958,143	1,314,400	1,493,918	1,766,295	2,183,982	2,465,852	2,820,631	3,008,352	3,153,961	3,367,200
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.95	$16.97	$15.57	$14.57	$10.64	$9.10	$9.35	$8.13	$5.78	$10.17
Value at end of period	$22.27	$16.95	$16.97	$15.57	$14.57	$10.64	$9.10	$9.35	$8.13	$5.78
Number of accumulation units outstanding at end of period	1,644,216	1,963,161	2,549,469	2,394,002	2,453,514	2,352,194	1,806,950	1,929,680	1,909,257	775,347
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.93	$14.86	$15.22	$15.61	$13.84	$11.82	$13.68	$12.19	$8.99	$18.05
Value at end of period	$18.83	$14.93	$14.86	$15.22	$15.61	$13.84	$11.82	$13.68	$12.19	$8.99
Number of accumulation units outstanding at end of period	875,910	1,015,936	1,199,390	1,221,192	1,258,845	1,385,641	1,461,019	1,599,392	1,998,238	2,376,603

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.85	$10.83	$11.39	$12.40	$10.49	$8.96	$10.36	$9.67	$7.44	$12.71
Value at end of period	$13.05	$10.85	$10.83	$11.39	$12.40	$10.49	$8.96	$10.36	$9.67	$7.44
Number of accumulation units outstanding at end of period	3,817,589	5,129,382	6,092,607	6,958,530	7,818,813	8,618,254	2,688,868	2,992,773	2,884,425	2,681,328
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$30.22	$27.64	$30.33	$31.63	$24.56	$20.46	$22.00	$20.71	$15.88	$26.69
Value at end of period	$35.23	$30.22	$27.64	$30.33	$31.63	$24.56	$20.46	$22.00	$20.71	$15.88
Number of accumulation units outstanding at end of period	484,774	655,387	816,077	984,423	1,092,286	1,218,937	1,363,264	1,606,338	1,694,621	1,712,450

Separate Account Annual Charges of 1.45%

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
Value at beginning of period	$11.98	$11.71	$12.01	$11.95	$10.60	$9.78	$10.30	$9.52	$7.99	$10.09
Value at end of period	$13.43	$11.98	$11.71	$12.01	$11.95	$10.60	$9.78	$10.30	$9.52	$7.99
Number of accumulation units outstanding at end of period	654,069	1,064,718	1,538,404	1,953,606	2,064,329	2,222,715	2,844,719	3,582,001	3,478,113	1,398,127
COLUMBIA SMALL CAP VALUE FUND VS (CLASS 2)										
Value at beginning of period	$35.07	$26.81	$29.04	$28.59	$21.65	$19.74	$21.34	$17.12	$13.90	$19.63
Value at end of period	$39.40	$35.07	$26.81	$29.04	$28.59	$21.65	$19.74	$21.34	$17.12	$13.90
Number of accumulation units outstanding at end of period	143,036	223,190	288,185	352,191	481,241	585,451	662,341	745,402	862,023	1,030,405
PROFUND VP BULL										
Value at beginning of period	$14.08	$13.03	$13.28	$12.09	$9.45	$8.42	$8.55	$7.70	$6.29	$10.23
Value at end of period	$16.56	$14.08	$13.03	$13.28	$12.09	$9.45	$8.42	$8.55	$7.70	$6.29
Number of accumulation units outstanding at end of period	49,570	64,579	83,082	90,996	146,571	176,369	229,572	349,659	384,448	417,520
PROFUND VP EUROPE 30										
Value at beginning of period	$9.81	$9.23	$10.51	$11.68	$9.74	$8.48	$9.44	$9.33	$7.16	$12.97
Value at end of period	$11.57	$9.81	$9.23	$10.51	$11.68	$9.74	$8.48	$9.44	$9.33	$7.16
Number of accumulation units outstanding at end of period	20,021	33,185	36,599	40,732	55,207	76,226	95,230	115,157	137,957	176,707
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$2.02	$2.16	$2.22	$3.23	$2.82	$3.07	$4.99	$6.03	$4.63	$7.57
Value at end of period	$1.75	$2.02	$2.16	$2.22	$3.23	$2.82	$3.07	$4.99	$6.03	$4.63
Number of accumulation units outstanding at end of period	28,051	31,278	43,869	68,213	91,758	126,120	142,733	153,552	178,986	238,350
VOYA EURO STOXX 50® INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.78	$8.90	$9.46	$10.63	$8.60	$7.16	$8.79	$9.81	$9.75	
Value at end of period	$10.72	$8.78	$8.90	$9.46	$10.63	$8.60	$7.16	$8.79	$9.81	
Number of accumulation units outstanding at end of period	34,784	42,277	93,147	61,821	35,123	37,879	25,121	22,581	4,083	
VOYA FTSE 100 INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$11.26	$11.62	$12.70	$13.84	$11.81	$10.40	$11.01	$10.26	$10.08	
Value at end of period	$13.49	$11.26	$11.62	$12.70	$13.84	$11.81	$10.40	$11.01	$10.26	
Number of accumulation units outstanding at end of period	3,247	6,307	8,474	5,081	7,532	2,241	7,398	4,702	6,842	
VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.11	$9.70	$10.10	$9.77	$8.72	$7.69	$8.12	$7.78	$6.08	$9.95
Value at end of period	$12.30	$10.11	$9.70	$10.10	$9.77	$8.72	$7.69	$8.12	$7.78	$6.08
Number of accumulation units outstanding at end of period	653,357	977,460	1,290,353	179,450	222,338	240,900	261,667	333,061	577,217	252,302

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA GLOBAL EQUITY PORTFOLIO (CLASS T)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.08	$8.74	$9.45							
Value at end of period	$11.00	$9.08	$8.74							
Number of accumulation units outstanding at end of period	82,511	130,686	179,247							
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2013)										
Value at beginning of period	$10.61	$10.11	$10.65	$10.40	$9.93					
Value at end of period	$11.98	$10.61	$10.11	$10.65	$10.40					
Number of accumulation units outstanding at end of period	173,478	307,560	415,380	485,855	1,534					
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$15.09	$15.30	$15.52	$15.75	$15.97	$16.21	$16.44	$16.68	$16.88	$16.72
Value at end of period	$14.93	$15.09	$15.30	$15.52	$15.75	$15.97	$16.21	$16.44	$16.68	$16.88
Number of accumulation units outstanding at end of period	920,240	1,182,481	1,642,900	2,155,791	2,960,758	3,221,646	4,121,705	4,765,149	7,031,809	12,640,768
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.75	$14.63	$15.12	$13.92	$10.86	$9.56	$9.99			
Value at end of period	$18.59	$15.75	$14.63	$15.12	$13.92	$10.86	$9.56			
Number of accumulation units outstanding at end of period	1,412,749	1,935,972	2,357,589	2,891,838	3,836,159	4,707,103	5,571,491			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.30	$13.26	$13.68	$12.57	$9.78	$8.60	$8.77	$7.82	$6.10	$9.95
Value at end of period	$16.92	$14.30	$13.26	$13.68	$12.57	$9.78	$8.60	$8.77	$7.82	$6.10
Number of accumulation units outstanding at end of period	1,513,248	2,189,006	2,823,985	3,452,928	4,473,075	5,894,655	7,309,908	5,553,955	6,354,228	5,498,422
VOYA HANG SENG INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.82	$13.60	$14.57	$14.29	$13.97	$11.04	$13.73	$12.96	$9.99	
Value at end of period	$18.97	$13.82	$13.60	$14.57	$14.29	$13.97	$11.04	$13.73	$12.96	
Number of accumulation units outstanding at end of period	17,290	40,489	76,400	50,885	93,168	118,685	110,735	166,799	104,665	
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$20.05	$17.76	$18.39	$18.44	$17.72	$15.77	$15.32	$13.61	$9.24	$12.11
Value at end of period	$20.99	$20.05	$17.76	$18.39	$18.44	$17.72	$15.77	$15.32	$13.61	$9.24
Number of accumulation units outstanding at end of period	664,016	904,379	1,012,788	1,280,544	1,665,298	2,184,092	2,491,020	2,933,389	3,043,266	3,714,547
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$17.08	$15.76	$15.89	$14.20	$10.86	$9.66	$9.83	$8.78	$7.24	$11.74
Value at end of period	$20.92	$17.08	$15.76	$15.89	$14.20	$10.86	$9.66	$9.83	$8.78	$7.24
Number of accumulation units outstanding at end of period	158,038	236,651	282,722	318,348	423,824	651,811	715,155	884,341	938,032	1,042,303
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$26.60	$22.90	$23.73	$22.03	$16.65	$14.39	$14.81	$12.36	$9.54	$15.55
Value at end of period	$29.69	$26.60	$22.90	$23.73	$22.03	$16.65	$14.39	$14.81	$12.36	$9.54
Number of accumulation units outstanding at end of period	112,236	130,443	145,186	171,063	223,131	281,879	324,303	401,903	504,402	588,432
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$27.27	$21.79	$22.90	$22.08	$15.75	$14.25	$14.60	$12.10	$9.86	$15.08
Value at end of period	$29.46	$27.27	$21.79	$22.90	$22.08	$15.75	$14.25	$14.60	$12.10	$9.86
Number of accumulation units outstanding at end of period	51,878	70,817	83,770	101,167	139,132	177,088	214,788	286,449	340,526	403,831
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$15.68	$15.27	$15.46	$14.73	$15.00	$13.96	$13.20	$12.23	$11.15	$12.39
Value at end of period	$16.19	$15.68	$15.27	$15.46	$14.73	$15.00	$13.96	$13.20	$12.23	$11.15
Number of accumulation units outstanding at end of period	2,733,337	3,628,894	4,519,633	5,528,408	1,551,460	1,883,109	2,424,393	2,524,418	2,778,230	3,181,205

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$9.31	$9.42	$9.69	$10.56						
Value at end of period	$11.40	$9.31	$9.42	$9.69						
Number of accumulation units outstanding at end of period	1,261,216	1,720,549	2,191,357	2,741,578						
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$8.68	$8.76	$8.98	$9.71	$8.14	$6.97	$8.08	$7.62	$6.06	$10.32
Value at end of period	$10.65	$8.68	$8.76	$8.98	$9.71	$8.14	$6.97	$8.08	$7.62	$6.06
Number of accumulation units outstanding at end of period	58,240	82,645	116,289	157,000	300,509	234,663	222,875	692,293	588,677	37,212
VOYA JAPAN TOPIX INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$12.61	$12.43	$11.41	$12.24	$9.95	$9.39	$11.04	$9.86	$9.78	
Value at end of period	$15.58	$12.61	$12.43	$11.41	$12.24	$9.95	$9.39	$11.04	$9.86	
Number of accumulation units outstanding at end of period	14,209	29,511	35,359	13,570	29,519	8,760	13,788	143,529	465	
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$15.66	$15.37	$14.76	$13.25	$10.32	$10.27				
Value at end of period	$19.91	$15.66	$15.37	$14.76	$13.25	$10.32				
Number of accumulation units outstanding at end of period	2,393,623	3,272,877	4,067,317	4,989,819	6,510,996	8,011,707				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$24.95	$24.42	$23.35	$20.90	$16.24	$13.98	$13.88	$12.33	$8.78	$12.30
Value at end of period	$31.82	$24.95	$24.42	$23.35	$20.90	$16.24	$13.98	$13.88	$12.33	$8.78
Number of accumulation units outstanding at end of period	1,483,134	2,025,521	2,572,012	3,274,957	1,462,907	963,656	1,126,811	595,332	487,747	66,305
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.58	$14.81	$15.77	$14.58	$11.32	$10.05	$10.05			
Value at end of period	$18.50	$16.58	$14.81	$15.77	$14.58	$11.32	$10.05			
Number of accumulation units outstanding at end of period	1,643,998	2,300,260	2,960,695	3,499,609	2,959,548	608,917	698,403			
VOYA LIMITED MATURITY BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$22.13	$22.17	$22.37	$22.55	$22.72	$22.71	$22.78	$22.41	$21.22	$21.59
Value at end of period	$22.07	$22.13	$22.17	$22.37	$22.55	$22.72	$22.71	$22.78	$22.41	$21.22
Number of accumulation units outstanding at end of period	108,889	135,345	157,286	202,777	255,577	332,285	452,611	632,793	818,082	1,000,792
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$18.53	$17.57	$17.79	$16.63	$12.81	$11.41	$11.67	$9.11	$6.56	$10.68
Value at end of period	$22.79	$18.53	$17.57	$17.79	$16.63	$12.81	$11.41	$11.67	$9.11	$6.56
Number of accumulation units outstanding at end of period	1,892,356	1,076,825	1,343,608	1,628,870	2,202,017	2,238,891	2,735,925	3,660,850	3,762,445	4,001,366
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.33	$17.14	$17.48	$15.43	$12.02	$11.06	$11.75	$10.29	$8.41	$13.08
Value at end of period	$21.93	$18.33	$17.14	$17.48	$15.43	$12.02	$11.06	$11.75	$10.29	$8.41
Number of accumulation units outstanding at end of period	121,752	185,460	204,638	215,054	216,634	262,250	329,597	372,241	413,573	449,248
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.55	$10.22	$10.46	$10.02	$9.74	$9.16	$8.84	$8.31	$8.25	
Value at end of period	$11.20	$10.55	$10.22	$10.46	$10.02	$9.74	$9.16	$8.84	$8.31	
Number of accumulation units outstanding at end of period	691,960	901,433	972,338	1,015,999	1,484,592	2,511,509	2,424,076	2,284,321	1,878,967	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.85	$13.09	$13.56	$13.07	$11.17	$10.04	$10.31	$9.37	$9.22	
Value at end of period	$15.92	$13.85	$13.09	$13.56	$13.07	$11.17	$10.04	$10.31	$9.37	
Number of accumulation units outstanding at end of period	3,326,906	4,351,205	5,677,271	6,905,816	8,311,637	9,179,579	10,424,293	11,613,550	12,837,062	
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.86	$13.17	$13.57	$13.03	$11.43	$10.39	$10.54	$9.63	$9.49	
Value at end of period	$15.65	$13.86	$13.17	$13.57	$13.03	$11.43	$10.39	$10.54	$9.63	
Number of accumulation units outstanding at end of period	2,560,615	3,291,083	4,086,775	4,720,734	5,882,523	6,458,891	7,416,905	8,432,784	9,436,744	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.24	$12.70	$13.09	$12.62	$11.64	$10.71	$10.64	$9.86	$9.75	
Value at end of period	$14.59	$13.24	$12.70	$13.09	$12.62	$11.64	$10.71	$10.64	$9.86	
Number of accumulation units outstanding at end of period	1,787,135	2,479,170	3,020,673	3,504,660	4,251,012	4,795,887	5,638,396	5,981,284	6,824,537	
VOYA RUSSELL^{TM} LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.92	$24.74	$23.38	$21.04	$16.21	$14.40	$14.06	$12.68	$10.27	
Value at end of period	$33.45	$25.92	$24.74	$23.38	$21.04	$16.21	$14.40	$14.06	$12.68	
Number of accumulation units outstanding at end of period	373,132	525,759	619,236	719,090	895,848	1,037,401	1,193,971	1,210,244	1,395,258	
VOYA RUSSELL^{TM} LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$16.26	$14.90	$14.85	$13.38	$10.30	$9.07	$9.01	$8.16	$6.71	$10.13
Value at end of period	$19.59	$16.26	$14.90	$14.85	$13.38	$10.30	$9.07	$9.01	$8.16	$6.71
Number of accumulation units outstanding at end of period	778,203	1,205,545	1,507,125	1,691,723	1,932,569	2,420,201	2,812,730	4,030,871	5,261,284	243,155
VOYA RUSSELL^{TM} LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$23.95	$21.08	$22.22	$20.10	$15.51	$13.58	$13.70	$12.51	$10.35	
Value at end of period	$26.72	$23.95	$21.08	$22.22	$20.10	$15.51	$13.58	$13.70	$12.51	
Number of accumulation units outstanding at end of period	268,800	372,502	483,403	104,122	125,461	166,446	166,253	175,163	61,958	
VOYA RUSSELL^{TM} MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$26.48	$25.16	$25.73	$23.50	$17.68	$15.53	$16.11	$12.99	$10.40	
Value at end of period	$32.46	$26.48	$25.16	$25.73	$23.50	$17.68	$15.53	$16.11	$12.99	
Number of accumulation units outstanding at end of period	259,582	347,394	456,080	465,659	588,443	707,299	887,614	1,117,706	1,349,863	
VOYA RUSSELL^{TM} MID CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.95	$16.10	$16.85	$15.21	$11.53	$10.02	$10.39	$8.44	$6.13	$10.33
Value at end of period	$20.82	$17.95	$16.10	$16.85	$15.21	$11.53	$10.02	$10.39	$8.44	$6.13
Number of accumulation units outstanding at end of period	184,589	317,957	342,779	424,483	401,310	352,708	441,768	667,996	567,439	121,499
VOYA RUSSELL^{TM} SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$18.27	$15.34	$16.35	$15.85	$11.62	$10.18	$10.78	$8.68	$6.97	$10.06
Value at end of period	$20.52	$18.27	$15.34	$16.35	$15.85	$11.62	$10.18	$10.78	$8.68	$6.97
Number of accumulation units outstanding at end of period	225,008	334,998	394,050	469,219	744,447	662,815	832,166	1,415,119	1,266,182	1,152,601
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$16.40	$14.71	$15.10	$14.54	$10.64	$9.39	$9.48	$7.28	$5.65	$8.77
Value at end of period	$19.14	$16.40	$14.71	$15.10	$14.54	$10.64	$9.39	$9.48	$7.28	$5.65
Number of accumulation units outstanding at end of period	249,032	320,707	403,774	459,652	582,841	695,269	806,024	964,109	1,126,157	1,241,548

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$20.01	$16.35	$16.77	$16.01	$11.83	$10.50	$10.95	$8.96	$7.15	$10.08
Value at end of period	$21.89	$20.01	$16.35	$16.77	$16.01	$11.83	$10.50	$10.95	$8.96	$7.15
Number of accumulation units outstanding at end of period	86,148	125,505	159,039	168,456	242,690	246,640	301,151	435,427	436,482	366,888
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.04	$9.60	$10.03							
Value at end of period	$11.69	$10.04	$9.60							
Number of accumulation units outstanding at end of period	592,446	691,825	782,725							
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.76	$11.69	$11.86	$11.41	$11.91	$11.67	$11.07	$10.61	$10.20	$9.95
Value at end of period	$11.93	$11.76	$11.69	$11.86	$11.41	$11.91	$11.67	$11.07	$10.61	$10.20
Number of accumulation units outstanding at end of period	376,513	622,060	696,107	656,966	672,358	1,166,878	1,615,557	1,016,026	1,320,634	1,644,114
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$20.41	$19.66	$21.01	$20.43	$14.93	$12.66	$12.57	$10.08	$7.56	$13.07
Value at end of period	$25.79	$20.41	$19.66	$21.01	$20.43	$14.93	$12.66	$12.57	$10.08	$7.56
Number of accumulation units outstanding at end of period	304,082	369,854	468,510	649,922	924,338	846,060	1,007,997	1,011,816	1,123,724	797,643
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.34	$11.11	$11.57	$11.45	$12.73	$12.15	$11.00	$10.58	$9.92	
Value at end of period	$11.46	$11.34	$11.11	$11.57	$11.45	$12.73	$12.15	$11.00	$10.58	
Number of accumulation units outstanding at end of period	279,027	380,686	452,576	494,309	809,299	1,661,316	1,786,974	1,086,065	908,377	
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.78	$13.90	$14.35	$12.79	$12.51	$10.10	$10.83	$9.47	$7.20	$12.44
Value at end of period	$15.01	$13.78	$13.90	$14.35	$12.79	$12.51	$10.10	$10.83	$9.47	$7.20
Number of accumulation units outstanding at end of period	74,258	98,113	130,411	164,320	200,092	265,526	331,412	393,756	503,512	700,495
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$109.50	$106.59	$105.06	$82.08	$81.61	$71.67	$66.42	$52.66	$39.32	$64.90
Value at end of period	$113.51	$109.50	$106.59	$105.06	$82.08	$81.61	$71.67	$66.42	$52.66	$39.32
Number of accumulation units outstanding at end of period	93,584	126,724	159,663	193,312	258,685	327,757	390,039	492,690	598,470	691,765
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.29	$15.25	$15.03	$13.52	$10.18	$9.20	$9.79	$8.87	$6.84	$11.42
Value at end of period	$19.52	$16.29	$15.25	$15.03	$13.52	$10.18	$9.20	$9.79	$8.87	$6.84
Number of accumulation units outstanding at end of period	186,272	267,827	385,227	480,581	436,661	490,049	575,208	622,915	673,194	683,783
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$17.95	$14.72	$15.39	$14.97	$10.85	$9.64	$10.05	$8.14	$6.63	$10.20
Value at end of period	$19.62	$17.95	$14.72	$15.39	$14.97	$10.85	$9.64	$10.05	$8.14	$6.63
Number of accumulation units outstanding at end of period	70,066	98,334	128,489	151,763	200,359	247,389	302,379	391,648	562,710	687,982
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$15.39	$13.50	$14.63	$14.14	$12.51	$11.27	$11.16	$10.02	$7.70	$11.05
Value at end of period	$16.73	$15.39	$13.50	$14.63	$14.14	$12.51	$11.27	$11.16	$10.02	$7.70
Number of accumulation units outstanding at end of period	450,304	649,296	866,893	1,150,591	1,295,543	1,391,383	1,455,775	1,463,809	1,751,595	1,397,558
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$21.37	$18.41	$19.87	$18.47	$13.89	$11.87	$12.31	$10.85	$8.56	$13.68
Value at end of period	$24.79	$21.37	$18.41	$19.87	$18.47	$13.89	$11.87	$12.31	$10.85	$8.56
Number of accumulation units outstanding at end of period	122,719	181,982	249,779	295,167	350,202	268,299	355,315	412,903	304,404	328,003

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$19.01	$16.77	$17.42	$16.26	$13.24	$11.94	$12.28	$11.12	$9.22	$12.24
Value at end of period	$20.72	$19.01	$16.77	$17.42	$16.26	$13.24	$11.94	$12.28	$11.12	$9.22
Number of accumulation units outstanding at end of period	1,106,840	1,560,215	2,006,471	2,548,610	508,036	521,622	590,503	765,973	864,371	1,127,556
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$11.89	$10.51	$10.93	$10.23						
Value at end of period	$12.95	$11.89	$10.51	$10.93						
Number of accumulation units outstanding at end of period	484,788	612,249	795,929	937,902						
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$51.22	$43.33	$45.30	$41.74	$31.64	$28.02	$29.06	$26.21	$21.46	$32.13
Value at end of period	$57.49	$51.22	$43.33	$45.30	$41.74	$31.64	$28.02	$29.06	$26.21	$21.46
Number of accumulation units outstanding at end of period	221,829	298,844	376,141	463,258	602,131	709,660	892,020	1,110,882	1,374,453	1,628,583
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.65	$17.66	$21.28	$21.39	$23.03	$19.62	$24.36	$20.55	$12.15	$25.31
Value at end of period	$27.70	$19.65	$17.66	$21.28	$21.39	$23.03	$19.62	$24.36	$20.55	$12.15
Number of accumulation units outstanding at end of period	346,448	447,846	559,873	669,759	952,323	1,199,195	1,355,402	1,650,884	2,201,064	2,324,744
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$32.21	$28.50	$29.82	$26.31	$20.30	$17.16	$17.10	$14.11	$11.40	$17.27
Value at end of period	$36.10	$32.21	$28.50	$29.82	$26.31	$20.30	$17.16	$17.10	$14.11	$11.40
Number of accumulation units outstanding at end of period	80,425	115,678	164,697	211,446	340,044	323,908	246,210	286,692	161,752	141,571
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$29.98	$25.02	$26.36	$24.68	$18.03	$15.41	$15.85	$12.69	$10.11	$14.65
Value at end of period	$34.14	$29.98	$25.02	$26.36	$24.68	$18.03	$15.41	$15.85	$12.69	$10.11
Number of accumulation units outstanding at end of period	296,576	412,576	539,081	620,030	883,036	972,834	1,125,310	1,465,971	1,196,490	1,267,700
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
Value at beginning of period	$28.05	$27.03	$25.79	$25.10	$21.33	$18.69	$17.39	$15.49	$12.20	$17.32
Value at end of period	$34.78	$28.05	$27.03	$25.79	$25.10	$21.33	$18.69	$17.39	$15.49	$12.20
Number of accumulation units outstanding at end of period	260,136	379,843	444,955	516,372	657,998	797,870	900,513	1,120,563	1,119,057	1,204,902
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$20.88	$21.19	$20.71	$20.58	$16.47	$13.77	$15.25	$13.36	$9.73	$16.59
Value at end of period	$28.01	$20.88	$21.19	$20.71	$20.58	$16.47	$13.77	$15.25	$13.36	$9.73
Number of accumulation units outstanding at end of period	124,811	123,016	223,188	169,403	176,008	161,063	194,956	174,331	212,511	273,401
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$86.02	$80.78	$77.90	$70.48	$58.52	$51.87	$51.16	$45.52	$34.67	$48.53
Value at end of period	$97.58	$86.02	$80.78	$77.90	$70.48	$58.52	$51.87	$51.16	$45.52	$34.67
Number of accumulation units outstanding at end of period	701,059	984,553	1,216,076	1,429,747	1,857,652	2,216,025	2,647,508	3,275,890	3,886,619	4,433,309
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$50.18	$42.87	$46.72	$44.12	$34.51	$29.87	$30.58	$27.00	$21.92	$34.59
Value at end of period	$57.48	$50.18	$42.87	$46.72	$44.12	$34.51	$29.87	$30.58	$27.00	$21.92
Number of accumulation units outstanding at end of period	445,864	684,568	829,045	998,913	1,276,446	1,533,522	1,894,792	2,201,856	2,517,735	2,795,600
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.86	$16.90	$15.51	$14.52	$10.61	$9.07	$9.33	$8.12	$5.78	$10.17
Value at end of period	$22.15	$16.86	$16.90	$15.51	$14.52	$10.61	$9.07	$9.33	$8.12	$5.78
Number of accumulation units outstanding at end of period	432,559	484,836	701,819	636,610	763,626	752,802	460,502	470,209	703,913	141,482
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.85	$14.78	$15.14	$15.54	$13.79	$11.78	$13.64	$12.16	$8.97	$18.03
Value at end of period	$18.71	$14.85	$14.78	$15.14	$15.54	$13.79	$11.78	$13.64	$12.16	$8.97
Number of accumulation units outstanding at end of period	237,722	298,090	413,670	411,984	556,772	668,373	772,576	908,034	1,045,341	1,284,421

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.79	$10.77	$11.34	$12.35	$10.45	$8.94	$10.33	$9.65	$7.43	$12.70
Value at end of period	$12.97	$10.79	$10.77	$11.34	$12.35	$10.45	$8.94	$10.33	$9.65	$7.43
Number of accumulation units outstanding at end of period	777,257	1,087,258	1,480,818	1,705,553	2,286,338	2,630,314	719,050	1,151,323	1,511,460	1,045,633
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$29.82	$27.28	$29.95	$31.25	$24.28	$20.23	$21.77	$20.50	$15.73	$26.45
Value at end of period	$34.74	$29.82	$27.28	$29.95	$31.25	$24.28	$20.23	$21.77	$20.50	$15.73
Number of accumulation units outstanding at end of period	242,191	349,030	447,571	521,559	670,692	812,061	996,405	1,229,607	1,427,683	1,551,009

Separate Account Annual Charges of 1.55%

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
Value at beginning of period	$11.88	$11.62	$11.92	$11.88	$10.55	$9.74	$10.27	$9.50	$7.98	$10.09
Value at end of period	$13.30	$11.88	$11.62	$11.92	$11.88	$10.55	$9.74	$10.27	$9.50	$7.98
Number of accumulation units outstanding at end of period	2,729,177	3,422,555	4,130,167	5,354,288	5,616,905	5,426,192	6,268,257	6,150,538	5,374,596	3,029,923
COLUMBIA SMALL CAP VALUE FUND VS (CLASS 2)										
Value at beginning of period	$34.59	$26.47	$28.70	$28.29	$21.43	$19.57	$21.18	$17.01	$13.82	$19.54
Value at end of period	$38.82	$34.59	$26.47	$28.70	$28.29	$21.43	$19.57	$21.18	$17.01	$13.82
Number of accumulation units outstanding at end of period	82,266	140,866	178,809	222,656	266,090	308,082	339,946	390,405	436,197	489,524
PROFUND VP BULL										
Value at beginning of period	$13.86	$12.84	$13.10	$11.94	$9.34	$8.33	$8.46	$7.64	$6.24	$10.17
Value at end of period	$16.28	$13.86	$12.84	$13.10	$11.94	$9.34	$8.33	$8.46	$7.64	$6.24
Number of accumulation units outstanding at end of period	11,413	14,357	16,300	17,517	22,658	30,083	33,539	45,340	51,804	55,097
PROFUND VP EUROPE 30										
Value at beginning of period	$9.65	$9.10	$10.37	$11.53	$9.63	$8.39	$9.35	$9.25	$7.10	$12.89
Value at end of period	$11.38	$9.65	$9.10	$10.37	$11.53	$9.63	$8.39	$9.35	$9.25	$7.10
Number of accumulation units outstanding at end of period	3,221	5,865	8,635	11,666	15,516	17,514	21,957	24,560	34,981	40,965
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$1.99	$2.13	$2.20	$3.20	$2.79	$3.05	$4.95	$5.99	$4.60	$7.54
Value at end of period	$1.72	$1.99	$2.13	$2.20	$3.20	$2.79	$3.05	$4.95	$5.99	$4.60
Number of accumulation units outstanding at end of period	93,196	132,958	141,169	162,333	160,479	177,074	170,453	189,111	208,414	230,571
VOYA EURO STOXX 50® INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.72	$8.84	$9.42	$10.59	$8.57	$7.15	$8.77	$9.81	$9.71	
Value at end of period	$10.63	$8.72	$8.84	$9.42	$10.59	$8.57	$7.15	$8.77	$9.81	
Number of accumulation units outstanding at end of period	192,161	184,448	261,037	235,932	235,984	146,141	38,211	17,995	1,961	
VOYA FTSE 100 INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$11.18	$11.54	$12.64	$13.78	$11.78	$10.38	$11.00	$10.26	$10.08	
Value at end of period	$13.38	$11.18	$11.54	$12.64	$13.78	$11.78	$10.38	$11.00	$10.26	
Number of accumulation units outstanding at end of period	35,658	30,062	36,699	40,495	37,398	18,969	16,012	16,699	5,356	
VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.02	$9.63	$10.02	$9.71	$8.68	$7.66	$8.09	$7.76	$6.07	$9.95
Value at end of period	$12.18	$10.02	$9.63	$10.02	$9.71	$8.68	$7.66	$8.09	$7.76	$6.07
Number of accumulation units outstanding at end of period	2,567,991	3,543,436	4,266,371	975,294	1,120,106	1,217,735	1,363,797	1,538,407	1,771,924	1,417,425

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA GLOBAL EQUITY PORTFOLIO (CLASS T)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.06	$8.73	$9.45							
Value at end of period	$10.97	$9.06	$8.73							
Number of accumulation units outstanding at end of period	197,654	298,916	651,763							
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$10.57	$10.08	$10.63	$10.40	$10.14					
Value at end of period	$11.92	$10.57	$10.08	$10.63	$10.40					
Number of accumulation units outstanding at end of period	474,717	735,307	922,911	1,091,687	143,304					
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$14.74	$14.95	$15.19	$15.42	$15.66	$15.91	$16.16	$16.41	$16.61	$16.47
Value at end of period	$14.57	$14.74	$14.95	$15.19	$15.42	$15.66	$15.91	$16.16	$16.41	$16.61
Number of accumulation units outstanding at end of period	1,815,860	3,193,577	3,247,100	3,770,641	3,899,713	4,509,255	6,569,786	5,366,980	6,925,003	11,654,931
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.65	$14.55	$15.06	$13.88	$10.83	$9.55	$9.99			
Value at end of period	$18.46	$15.65	$14.55	$15.06	$13.88	$10.83	$9.55			
Number of accumulation units outstanding at end of period	3,201,778	4,443,552	5,361,077	6,213,501	7,258,644	8,070,041	8,647,939			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.17	$13.15	$13.58	$12.49	$9.73	$8.56	$8.74	$7.80	$6.09	$9.95
Value at end of period	$16.75	$14.17	$13.15	$13.58	$12.49	$9.73	$8.56	$8.74	$7.80	$6.09
Number of accumulation units outstanding at end of period	1,451,931	2,064,122	2,487,712	2,990,699	3,517,921	3,912,778	4,432,990	2,208,411	2,466,114	1,706,786
VOYA HANG SENG INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.71	$13.51	$14.48	$14.22	$13.91	$11.01	$13.71	$12.95	$9.99	
Value at end of period	$18.81	$13.71	$13.51	$14.48	$14.22	$13.91	$11.01	$13.71	$12.95	
Number of accumulation units outstanding at end of period	142,159	163,169	201,723	246,381	223,717	319,776	340,434	384,994	241,620	
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$19.80	$17.55	$18.19	$18.26	$17.56	$15.64	$15.22	$13.53	$9.20	$12.06
Value at end of period	$20.70	$19.80	$17.55	$18.19	$18.26	$17.56	$15.64	$15.22	$13.53	$9.20
Number of accumulation units outstanding at end of period	1,213,512	1,598,461	1,475,671	1,846,888	2,275,773	2,171,409	2,042,969	2,059,551	1,781,395	2,182,503
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$16.81	$15.53	$15.67	$14.02	$10.73	$9.56	$9.74	$8.71	$7.19	$11.66
Value at end of period	$20.58	$16.81	$15.53	$15.67	$14.02	$10.73	$9.56	$9.74	$8.71	$7.19
Number of accumulation units outstanding at end of period	174,450	252,503	276,691	351,353	420,962	557,532	604,682	647,790	705,055	923,149
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$23.17	$19.98	$20.72	$19.25	$14.57	$12.61	$12.98	$10.85	$8.38	$13.67
Value at end of period	$25.85	$23.17	$19.98	$20.72	$19.25	$14.57	$12.61	$12.98	$10.85	$8.38
Number of accumulation units outstanding at end of period	186,572	293,519	345,279	441,525	523,334	593,513	638,560	702,179	793,765	978,688
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.81	$18.24	$19.19	$18.52	$13.22	$11.98	$12.29	$10.19	$8.31	$12.73
Value at end of period	$24.61	$22.81	$18.24	$19.19	$18.52	$13.22	$11.98	$12.29	$10.19	$8.31
Number of accumulation units outstanding at end of period	153,397	221,172	258,846	337,671	391,901	439,286	476,731	519,025	583,023	725,123
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$15.45	$15.06	$15.26	$14.56	$14.84	$13.82	$13.08	$12.13	$11.08	$12.32
Value at end of period	$15.94	$15.45	$15.06	$15.26	$14.56	$14.84	$13.82	$13.08	$12.13	$11.08
Number of accumulation units outstanding at end of period	10,832,880	12,972,369	15,324,188	17,034,078	6,617,969	6,205,520	6,827,350	7,515,594	7,582,620	7,875,077

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$9.29	$9.40	$9.68	$10.34						
Value at end of period	$11.35	$9.29	$9.40	$9.68						
Number of accumulation units outstanding at end of period	3,709,729	5,091,355	6,089,661	7,136,762						
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$8.60	$8.69	$8.92	$9.66	$8.10	$6.94	$8.06	$7.60	$6.06	$10.30
Value at end of period	$10.54	$8.60	$8.69	$8.92	$9.66	$8.10	$6.94	$8.06	$7.60	$6.06
Number of accumulation units outstanding at end of period	152,773	216,743	273,814	329,682	567,181	331,557	313,062	667,677	780,457	94,606
VOYA JAPAN TOPIX INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.51	$12.35	$11.35	$12.19	$9.92	$9.37	$11.03	$9.86	$9.88	
Value at end of period	$15.45	$12.51	$12.35	$11.35	$12.19	$9.92	$9.37	$11.03	$9.86	
Number of accumulation units outstanding at end of period	69,739	77,457	227,030	74,304	91,062	31,605	281,365	37,653	1,762	
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$15.58	$15.32	$14.72	$13.22	$10.31	$10.27				
Value at end of period	$19.79	$15.58	$15.32	$14.72	$13.22	$10.31				
Number of accumulation units outstanding at end of period	5,031,248	7,197,079	8,759,490	10,508,888	12,273,822	13,411,304				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$24.63	$24.13	$23.10	$20.70	$16.09	$13.88	$13.78	$12.25	$8.74	$12.25
Value at end of period	$31.39	$24.63	$24.13	$23.10	$20.70	$16.09	$13.88	$13.78	$12.25	$8.74
Number of accumulation units outstanding at end of period	3,381,545	4,856,950	5,808,182	7,003,062	3,763,478	905,337	993,020	710,705	734,625	52,587
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.48	$14.74	$15.70	$14.54	$11.30	$10.04	$10.05			
Value at end of period	$18.37	$16.48	$14.74	$15.70	$14.54	$11.30	$10.04			
Number of accumulation units outstanding at end of period	3,065,381	4,326,324	5,415,720	5,604,722	2,877,955	340,097	302,100			
VOYA LIMITED MATURITY BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$21.58	$21.64	$21.86	$22.05	$22.24	$22.26	$22.35	$22.01	$20.86	$21.24
Value at end of period	$21.50	$21.58	$21.64	$21.86	$22.05	$22.24	$22.26	$22.35	$22.01	$20.86
Number of accumulation units outstanding at end of period	126,050	143,656	160,903	192,554	225,856	270,146	308,130	364,324	451,036	563,814
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$18.24	$17.31	$17.54	$16.41	$12.66	$11.29	$11.56	$9.03	$6.51	$10.61
Value at end of period	$22.41	$18.24	$17.31	$17.54	$16.41	$12.66	$11.29	$11.56	$9.03	$6.51
Number of accumulation units outstanding at end of period	3,135,965	1,954,083	2,504,710	2,690,937	3,124,364	2,506,150	2,718,315	2,982,870	3,271,761	3,224,478
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.11	$16.95	$17.31	$15.29	$11.92	$10.98	$11.69	$10.24	$8.38	$13.04
Value at end of period	$21.65	$18.11	$16.95	$17.31	$15.29	$11.92	$10.98	$11.69	$10.24	$8.38
Number of accumulation units outstanding at end of period	145,861	214,179	207,899	242,874	185,226	198,164	228,589	188,808	176,349	209,565
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.47	$10.16	$10.40	$9.98	$9.71	$9.14	$8.83	$8.31	$8.25	
Value at end of period	$11.11	$10.47	$10.16	$10.40	$9.98	$9.71	$9.14	$8.83	$8.31	
Number of accumulation units outstanding at end of period	1,737,990	2,112,137	2,383,264	2,840,656	3,467,598	4,849,138	4,199,403	3,445,032	2,936,003	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.75	$13.01	$13.49	$13.01	$11.14	$10.01	$10.30	$9.37	$9.22	
Value at end of period	$15.79	$13.75	$13.01	$13.49	$13.01	$11.14	$10.01	$10.30	$9.37	
Number of accumulation units outstanding at end of period	15,104,139	20,464,188	24,415,302	28,729,038	32,690,127	34,865,974	37,773,447	40,492,715	44,077,032	
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.76	$13.08	$13.50	$12.98	$11.39	$10.37	$10.52	$9.63	$9.49	
Value at end of period	$15.52	$13.76	$13.08	$13.50	$12.98	$11.39	$10.37	$10.52	$9.63	
Number of accumulation units outstanding at end of period	8,641,159	11,476,568	13,903,081	16,072,864	18,422,570	19,744,287	21,149,319	22,990,155	25,122,621	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.14	$12.62	$13.02	$12.57	$11.60	$10.69	$10.63	$9.86	$9.75	
Value at end of period	$14.47	$13.14	$12.62	$13.02	$12.57	$11.60	$10.69	$10.63	$9.86	
Number of accumulation units outstanding at end of period	5,211,546	6,468,772	7,755,326	9,017,630	10,095,024	10,690,851	12,059,152	12,371,740	13,291,121	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.72	$24.57	$23.25	$20.94	$16.15	$14.36	$14.04	$12.68	$10.20	
Value at end of period	$33.16	$25.72	$24.57	$23.25	$20.94	$16.15	$14.36	$14.04	$12.68	
Number of accumulation units outstanding at end of period	450,100	572,517	705,871	748,523	459,818	494,495	302,868	253,938	271,573	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$16.11	$14.78	$14.75	$13.30	$10.25	$9.04	$8.99	$8.15	$6.70	$10.09
Value at end of period	$19.40	$16.11	$14.78	$14.75	$13.30	$10.25	$9.04	$8.99	$8.15	$6.70
Number of accumulation units outstanding at end of period	2,135,989	2,855,803	3,162,422	3,761,472	3,931,171	4,012,506	4,354,219	5,375,801	5,953,643	348,627
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$23.76	$20.93	$22.10	$20.00	$15.45	$13.54	$13.67	$12.50	$10.59	
Value at end of period	$26.48	$23.76	$20.93	$22.10	$20.00	$15.45	$13.54	$13.67	$12.50	
Number of accumulation units outstanding at end of period	425,658	587,660	635,055	338,942	268,240	239,511	223,897	170,983	59,990	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$26.28	$24.99	$25.58	$23.39	$17.61	$15.49	$16.08	$12.98	$10.40	
Value at end of period	$32.17	$26.28	$24.99	$25.58	$23.39	$17.61	$15.49	$16.08	$12.98	
Number of accumulation units outstanding at end of period	771,383	929,625	1,113,322	1,265,911	1,345,610	1,459,171	1,615,359	1,976,186	2,056,517	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.79	$15.98	$16.74	$15.12	$11.47	$9.99	$10.36	$8.42	$6.12	$10.48
Value at end of period	$20.61	$17.79	$15.98	$16.74	$15.12	$11.47	$9.99	$10.36	$8.42	$6.12
Number of accumulation units outstanding at end of period	625,893	1,077,389	839,340	1,290,495	1,164,137	720,547	750,481	1,182,184	826,408	299,431
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$18.10	$15.22	$16.24	$15.76	$11.57	$10.14	$10.75	$8.66	$6.96	$10.02
Value at end of period	$20.32	$18.10	$15.22	$16.24	$15.76	$11.57	$10.14	$10.75	$8.66	$6.96
Number of accumulation units outstanding at end of period	527,921	689,092	954,985	912,122	1,454,537	887,425	895,974	1,667,335	949,289	830,338
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$16.14	$14.49	$14.89	$14.36	$10.51	$9.29	$9.39	$7.22	$5.61	$8.71
Value at end of period	$18.82	$16.14	$14.49	$14.89	$14.36	$10.51	$9.29	$9.39	$7.22	$5.61
Number of accumulation units outstanding at end of period	52,374	72,229	83,691	115,103	132,518	148,942	169,269	196,789	217,723	243,159

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.84	$16.23	$16.65	$15.92	$11.77	$10.46	$10.92	$8.95	$7.14	$10.05
Value at end of period	$21.68	$19.84	$16.23	$16.65	$15.92	$11.77	$10.46	$10.92	$8.95	$7.14
Number of accumulation units outstanding at end of period	342,474	648,867	554,499	525,700	485,570	446,247	527,871	579,000	634,300	469,428
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.03	$9.59	$10.03							
Value at end of period	$11.66	$10.03	$9.59							
Number of accumulation units outstanding at end of period	3,236,353	3,867,937	4,495,179							
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.66	$11.60	$11.78	$11.34	$11.85	$11.62	$11.04	$10.59	$10.19	$10.01
Value at end of period	$11.81	$11.66	$11.60	$11.78	$11.34	$11.85	$11.62	$11.04	$10.59	$10.19
Number of accumulation units outstanding at end of period	1,168,450	1,591,509	1,872,977	1,402,091	1,281,753	1,814,026	2,150,527	1,334,264	1,500,270	934,344
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$20.17	$19.45	$20.80	$20.25	$14.81	$12.57	$12.49	$10.03	$7.54	$13.03
Value at end of period	$25.46	$20.17	$19.45	$20.80	$20.25	$14.81	$12.57	$12.49	$10.03	$7.54
Number of accumulation units outstanding at end of period	1,008,842	1,392,087	1,653,197	1,912,671	2,388,971	2,279,955	2,421,462	2,432,509	2,345,939	2,106,592
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.26	$11.03	$11.51	$11.40	$12.68	$12.11	$10.98	$10.57	$9.89	
Value at end of period	$11.36	$11.26	$11.03	$11.51	$11.40	$12.68	$12.11	$10.98	$10.57	
Number of accumulation units outstanding at end of period	739,361	998,350	1,141,934	1,404,837	1,724,643	4,022,879	2,955,636	1,170,759	851,377	
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.64	$13.76	$14.22	$12.69	$12.43	$10.05	$10.77	$9.43	$7.18	$12.42
Value at end of period	$14.83	$13.64	$13.76	$14.22	$12.69	$12.43	$10.05	$10.77	$9.43	$7.18
Number of accumulation units outstanding at end of period	364,973	487,243	569,195	662,560	768,231	863,255	969,147	1,095,177	1,244,389	1,357,650
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$106.60	$103.86	$102.48	$80.15	$79.76	$70.13	$65.05	$51.63	$38.59	$63.75
Value at end of period	$110.39	$106.60	$103.86	$102.48	$80.15	$79.76	$70.13	$65.05	$51.63	$38.59
Number of accumulation units outstanding at end of period	103,822	148,101	192,708	230,992	287,952	312,800	360,742	424,192	497,924	581,354
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.11	$15.09	$14.89	$13.41	$10.11	$9.14	$9.74	$8.83	$6.82	$11.39
Value at end of period	$19.29	$16.11	$15.09	$14.89	$13.41	$10.11	$9.14	$9.74	$8.83	$6.82
Number of accumulation units outstanding at end of period	920,239	1,306,840	1,669,097	1,818,040	1,717,969	1,821,960	1,898,291	2,217,712	2,116,674	2,268,505
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$17.75	$14.58	$15.26	$14.85	$10.78	$9.59	$10.01	$8.11	$6.61	$10.18
Value at end of period	$19.39	$17.75	$14.58	$15.26	$14.85	$10.78	$9.59	$10.01	$8.11	$6.61
Number of accumulation units outstanding at end of period	328,731	496,344	595,926	683,347	795,635	903,195	991,485	1,117,333	1,318,915	1,531,120
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$15.22	$13.36	$14.50	$14.03	$12.43	$11.21	$11.11	$9.98	$7.68	$11.03
Value at end of period	$16.53	$15.22	$13.36	$14.50	$14.03	$12.43	$11.21	$11.11	$9.98	$7.68
Number of accumulation units outstanding at end of period	1,479,492	1,885,148	2,203,972	2,865,915	2,813,187	2,862,155	2,799,708	2,754,551	2,779,793	2,309,772
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$21.06	$18.16	$19.62	$18.26	$13.74	$11.76	$12.20	$10.76	$8.50	$13.60
Value at end of period	$24.40	$21.06	$18.16	$19.62	$18.26	$13.74	$11.76	$12.20	$10.76	$8.50
Number of accumulation units outstanding at end of period	419,465	651,619	731,638	1,016,602	948,040	815,825	847,673	839,486	896,353	881,846

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.78	$16.59	$17.25	$16.12	$13.14	$11.86	$12.21	$11.07	$9.19	$12.21
Value at end of period	$20.46	$18.78	$16.59	$17.25	$16.12	$13.14	$11.86	$12.21	$11.07	$9.19
Number of accumulation units outstanding at end of period	1,948,535	2,505,450	3,212,172	3,720,437	878,412	726,990	795,736	858,504	916,529	999,855
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$11.86	$10.49	$10.92	$10.13						
Value at end of period	$12.90	$11.86	$10.49	$10.92						
Number of accumulation units outstanding at end of period	1,727,380	1,894,874	2,123,967	2,385,480						
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$50.09	$42.43	$44.40	$40.95	$31.07	$27.55	$28.60	$25.82	$21.16	$31.72
Value at end of period	$56.17	$50.09	$42.43	$44.40	$40.95	$31.07	$27.55	$28.60	$25.82	$21.16
Number of accumulation units outstanding at end of period	814,737	1,150,908	1,220,170	1,511,929	1,785,140	1,801,828	1,976,047	2,293,500	2,632,002	3,137,304
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.28	$17.34	$20.92	$21.05	$22.69	$19.35	$24.04	$20.30	$12.02	$25.05
Value at end of period	$27.15	$19.28	$17.34	$20.92	$21.05	$22.69	$19.35	$24.04	$20.30	$12.02
Number of accumulation units outstanding at end of period	1,191,491	1,487,212	1,737,218	2,005,917	2,471,939	2,427,330	2,514,898	2,700,954	3,369,046	3,336,198
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$19.35	$17.13	$17.95	$15.85	$12.24	$10.36	$10.34	$8.54	$6.90	$10.19
Value at end of period	$21.66	$19.35	$17.13	$17.95	$15.85	$12.24	$10.36	$10.34	$8.54	$6.90
Number of accumulation units outstanding at end of period	324,226	486,379	653,026	798,745	1,176,720	871,968	628,779	635,346	334,741	519,822
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$29.54	$24.67	$26.02	$24.39	$17.83	$15.26	$15.71	$12.59	$10.04	$14.56
Value at end of period	$33.61	$29.54	$24.67	$26.02	$24.39	$17.83	$15.26	$15.71	$12.59	$10.04
Number of accumulation units outstanding at end of period	500,845	733,933	770,594	840,260	1,006,482	834,365	1,344,449	1,345,723	674,535	685,118
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
Value at beginning of period	$27.64	$26.66	$25.46	$24.80	$21.10	$18.51	$17.24	$15.37	$12.11	$17.23
Value at end of period	$34.24	$27.64	$26.66	$25.46	$24.80	$21.10	$18.51	$17.24	$15.37	$12.11
Number of accumulation units outstanding at end of period	546,471	810,541	1,134,669	1,121,739	1,290,847	1,257,087	1,167,129	1,415,808	1,168,866	1,078,572
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$18.07	$18.36	$17.96	$17.87	$14.31	$11.98	$13.28	$11.65	$8.49	$14.49
Value at end of period	$24.22	$18.07	$18.36	$17.96	$17.87	$14.31	$11.98	$13.28	$11.65	$8.49
Number of accumulation units outstanding at end of period	594,957	466,980	742,470	589,862	629,222	598,783	663,516	662,061	726,173	832,152
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$83.74	$78.72	$75.99	$68.82	$57.20	$50.75	$50.10	$44.63	$34.02	$47.67
Value at end of period	$94.89	$83.74	$78.72	$75.99	$68.82	$57.20	$50.75	$50.10	$44.63	$34.02
Number of accumulation units outstanding at end of period	1,635,820	2,217,269	2,555,692	2,896,799	3,145,485	3,241,919	3,524,504	3,920,389	4,481,696	4,590,193
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$48.85	$41.77	$45.57	$43.08	$33.73	$29.23	$29.95	$26.47	$21.51	$33.98
Value at end of period	$55.90	$48.85	$41.77	$45.57	$43.08	$33.73	$29.23	$29.95	$26.47	$21.51
Number of accumulation units outstanding at end of period	583,647	785,962	895,305	1,070,633	1,200,426	1,347,904	1,582,040	1,584,809	1,703,061	1,752,665
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.70	$16.75	$15.39	$14.42	$10.54	$9.03	$9.29	$8.10	$5.77	$10.16
Value at end of period	$21.91	$16.70	$16.75	$15.39	$14.42	$10.54	$9.03	$9.29	$8.10	$5.77
Number of accumulation units outstanding at end of period	1,018,907	1,076,185	1,797,254	1,420,621	1,930,895	1,198,570	872,881	812,616	1,055,201	342,675

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.67	$14.62	$15.00	$15.40	$13.68	$11.70	$13.56	$12.11	$8.94	$17.98
Value at end of period	$18.47	$14.67	$14.62	$15.00	$15.40	$13.68	$11.70	$13.56	$12.11	$8.94
Number of accumulation units outstanding at end of period	485,629	545,859	595,577	667,601	614,747	648,987	735,904	806,375	989,793	1,266,966
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.67	$10.67	$11.24	$12.26	$10.38	$8.89	$10.28	$9.62	$7.41	$12.67
Value at end of period	$12.82	$10.67	$10.67	$11.24	$12.26	$10.38	$8.89	$10.28	$9.62	$7.41
Number of accumulation units outstanding at end of period	1,865,838	2,583,749	3,047,766	3,421,474	3,963,770	4,063,495	1,453,310	2,184,953	2,166,834	1,589,643
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$29.13	$26.69	$29.32	$30.63	$23.82	$19.87	$21.41	$20.18	$15.49	$26.09
Value at end of period	$33.91	$29.13	$26.69	$29.32	$30.63	$23.82	$19.87	$21.41	$20.18	$15.49
Number of accumulation units outstanding at end of period	407,613	541,429	662,141	782,241	979,350	942,257	1,060,965	1,248,029	1,571,331	1,563,733

Separate Account Annual Charges of 1.65%

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
Value at beginning of period	$11.77	$11.53	$11.84	$11.81	$10.50	$9.71	$10.24	$9.49	$7.98	$10.09
Value at end of period	$13.17	$11.77	$11.53	$11.84	$11.81	$10.50	$9.71	$10.24	$9.49	$7.98
Number of accumulation units outstanding at end of period	15,562,648	17,912,560	20,788,300	24,218,829	26,540,757	28,554,570	33,149,680	32,649,952	29,137,036	14,862,682
COLUMBIA SMALL CAP VALUE FUND VS (CLASS 2)										
Value at beginning of period	$34.11	$26.13	$28.36	$27.98	$21.22	$19.40	$21.01	$16.89	$13.74	$19.45
Value at end of period	$38.24	$34.11	$26.13	$28.36	$27.98	$21.22	$19.40	$21.01	$16.89	$13.74
Number of accumulation units outstanding at end of period	218,161	325,888	401,582	493,866	610,638	703,714	784,809	894,397	1,055,356	1,247,388
PROFUND VP BULL										
Value at beginning of period	$13.64	$12.65	$12.92	$11.78	$9.23	$8.24	$8.38	$7.57	$6.19	$10.10
Value at end of period	$16.01	$13.64	$12.65	$12.92	$11.78	$9.23	$8.24	$8.38	$7.57	$6.19
Number of accumulation units outstanding at end of period	19,097	21,655	32,320	36,737	49,022	54,809	88,552	107,937	141,448	153,084
PROFUND VP EUROPE 30										
Value at beginning of period	$9.50	$8.96	$10.22	$11.38	$9.51	$8.30	$9.26	$9.17	$7.05	$12.80
Value at end of period	$11.19	$9.50	$8.96	$10.22	$11.38	$9.51	$8.30	$9.26	$9.17	$7.05
Number of accumulation units outstanding at end of period	14,845	21,879	24,272	28,003	32,480	51,805	65,931	85,151	99,630	111,818
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$1.96	$2.10	$2.17	$3.17	$2.77	$3.02	$4.92	$5.95	$4.58	$7.50
Value at end of period	$1.70	$1.96	$2.10	$2.17	$3.17	$2.77	$3.02	$4.92	$5.95	$4.58
Number of accumulation units outstanding at end of period	72,967	123,206	135,288	161,491	176,610	203,702	217,708	268,098	302,483	369,403
VOYA EURO STOXX 50® INDEX PORTFOLIO (CLASS ADV) (Funds were first received in this option during October 2009)										
Value at beginning of period	$8.65	$8.78	$9.37	$10.54	$8.54	$7.13	$8.76	$9.81	$9.43	
Value at end of period	$10.54	$8.65	$8.78	$9.37	$10.54	$8.54	$7.13	$8.76	$9.81	
Number of accumulation units outstanding at end of period	347,248	397,640	515,738	449,901	540,019	155,577	69,939	169,739	6,282	
VOYA FTSE 100 INDEX® PORTFOLIO (CLASS ADV) (Funds were first received in this option during October 2009)										
Value at beginning of period	$11.09	$11.47	$12.57	$13.72	$11.74	$10.36	$10.98	$10.26	$9.74	
Value at end of period	$13.27	$11.09	$11.47	$12.57	$13.72	$11.74	$10.36	$10.98	$10.26	
Number of accumulation units outstanding at end of period	110,626	88,504	85,760	82,380	64,021	28,939	26,615	95,140	4,460	

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$9.93	$9.55	$9.95	$9.65	$8.64	$7.63	$8.07	$7.75	$6.06	$9.91
Value at end of period	$12.06	$9.93	$9.55	$9.95	$9.65	$8.64	$7.63	$8.07	$7.75	$6.06
Number of accumulation units outstanding at end of period	9,013,801	10,787,852	12,556,104	5,068,745	5,925,444	6,852,070	7,458,354	8,081,998	8,771,637	8,258,859
VOYA GLOBAL EQUITY PORTFOLIO (CLASS T)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.05	$8.73	$9.45							
Value at end of period	$10.94	$9.05	$8.73							
Number of accumulation units outstanding at end of period	648,510	855,437	1,087,652							
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$10.53	$10.05	$10.61	$10.39	$10.17					
Value at end of period	$11.87	$10.53	$10.05	$10.61	$10.39					
Number of accumulation units outstanding at end of period	2,090,884	2,592,040	3,076,882	3,784,283	50,206					
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$14.26	$14.48	$14.72	$14.97	$15.22	$15.47	$15.73	$15.99	$16.21	$16.09
Value at end of period	$14.08	$14.26	$14.48	$14.72	$14.97	$15.22	$15.47	$15.73	$15.99	$16.21
Number of accumulation units outstanding at end of period	3,331,518	4,408,410	4,356,819	4,324,128	5,460,036	6,963,293	8,416,484	9,115,635	12,290,462	18,806,724
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.56	$14.48	$15.00	$13.84	$10.81	$9.54	$9.99			
Value at end of period	$18.33	$15.56	$14.48	$15.00	$13.84	$10.81	$9.54			
Number of accumulation units outstanding at end of period	7,956,239	10,024,014	11,525,508	12,988,990	15,162,759	17,745,331	20,163,139			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.04	$13.04	$13.48	$12.41	$9.68	$8.52	$8.71	$7.78	$6.09	$9.95
Value at end of period	$16.58	$14.04	$13.04	$13.48	$12.41	$9.68	$8.52	$8.71	$7.78	$6.09
Number of accumulation units outstanding at end of period	3,588,295	4,626,984	5,501,552	6,392,027	7,587,930	8,993,542	10,564,876	4,802,895	5,516,324	3,269,386
VOYA HANG SENG INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.60	$13.42	$14.40	$14.16	$13.86	$10.98	$13.68	$12.94	$9.99	
Value at end of period	$18.64	$13.60	$13.42	$14.40	$14.16	$13.86	$10.98	$13.68	$12.94	
Number of accumulation units outstanding at end of period	321,665	374,812	416,271	482,599	570,817	659,734	823,295	1,180,071	594,631	
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$19.54	$17.34	$17.99	$18.08	$17.41	$15.52	$15.11	$13.45	$9.15	$12.01
Value at end of period	$20.41	$19.54	$17.34	$17.99	$18.08	$17.41	$15.52	$15.11	$13.45	$9.15
Number of accumulation units outstanding at end of period	1,977,803	2,430,502	2,757,810	3,308,152	4,010,423	4,681,973	4,033,510	3,779,255	2,721,625	3,338,098
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$16.55	$15.30	$15.46	$13.84	$10.61	$9.45	$9.65	$8.63	$7.13	$11.59
Value at end of period	$20.24	$16.55	$15.30	$15.46	$13.84	$10.61	$9.45	$9.65	$8.63	$7.13
Number of accumulation units outstanding at end of period	314,549	489,476	552,415	603,019	708,802	761,093	882,411	1,038,513	1,191,005	1,568,394
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.22	$19.17	$19.90	$18.51	$14.02	$12.15	$12.52	$10.47	$8.10	$13.23
Value at end of period	$24.76	$22.22	$19.17	$19.90	$18.51	$14.02	$12.15	$12.52	$10.47	$8.10
Number of accumulation units outstanding at end of period	333,828	455,511	525,196	601,587	700,393	827,606	963,513	1,163,968	1,330,208	1,643,831
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$21.80	$17.46	$18.39	$17.76	$12.69	$11.51	$11.82	$9.81	$8.01	$12.28
Value at end of period	$23.51	$21.80	$17.46	$18.39	$17.76	$12.69	$11.51	$11.82	$9.81	$8.01
Number of accumulation units outstanding at end of period	260,326	394,311	458,749	515,230	614,277	727,842	856,073	1,018,778	1,187,131	1,350,205

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$15.22	$14.86	$15.07	$14.39	$14.68	$13.69	$12.97	$12.04	$11.00	$12.24
Value at end of period	$15.69	$15.22	$14.86	$15.07	$14.39	$14.68	$13.69	$12.97	$12.04	$11.00
Number of accumulation units outstanding at end of period	35,909,429	39,889,441	44,255,730	48,971,824	15,103,632	15,828,783	17,762,929	19,438,551	20,618,726	21,077,749
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$9.26	$9.38	$9.68	$10.34						
Value at end of period	$11.31	$9.26	$9.38	$9.68						
Number of accumulation units outstanding at end of period	10,724,933	13,128,584	14,978,970	11,988,335						
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$8.52	$8.62	$8.86	$9.60	$8.06	$6.92	$8.03	$7.59	$6.05	$10.22
Value at end of period	$10.44	$8.52	$8.62	$8.86	$9.60	$8.06	$6.92	$8.03	$7.59	$6.05
Number of accumulation units outstanding at end of period	526,140	646,965	815,187	960,030	1,158,242	1,131,136	1,101,227	1,270,771	1,647,470	309,276
VOYA JAPAN TOPIX INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.42	$12.27	$11.29	$12.14	$9.89	$9.35	$11.01	$9.85	$9.75	
Value at end of period	$15.32	$12.42	$12.27	$11.29	$12.14	$9.89	$9.35	$11.01	$9.85	
Number of accumulation units outstanding at end of period	104,296	114,546	157,042	138,156	156,169	50,924	133,436	161,677	2,610	
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$15.51	$15.26	$14.68	$13.20	$10.30	$10.27				
Value at end of period	$19.68	$15.51	$15.26	$14.68	$13.20	$10.30				
Number of accumulation units outstanding at end of period	14,307,937	18,229,471	21,213,893	24,028,268	27,974,934	31,621,667				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$24.32	$23.84	$22.85	$20.49	$15.95	$13.77	$13.69	$12.18	$8.70	$12.21
Value at end of period	$30.95	$24.32	$23.84	$22.85	$20.49	$15.95	$13.77	$13.69	$12.18	$8.70
Number of accumulation units outstanding at end of period	7,213,298	9,127,775	10,709,800	12,615,654	8,713,943	2,112,401	2,724,627	1,903,369	1,425,814	204,381
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.38	$14.67	$15.64	$14.49	$11.28	$10.03	$10.05			
Value at end of period	$18.25	$16.38	$14.67	$15.64	$14.49	$11.28	$10.03			
Number of accumulation units outstanding at end of period	6,181,033	8,044,811	9,420,147	8,624,788	4,779,055	970,127	793,834			
VOYA LIMITED MATURITY BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$20.91	$20.99	$21.23	$21.43	$21.64	$21.68	$21.79	$21.48	$20.38	$20.77
Value at end of period	$20.81	$20.91	$20.99	$21.23	$21.43	$21.64	$21.68	$21.79	$21.48	$20.38
Number of accumulation units outstanding at end of period	48,020	58,986	72,455	83,556	108,279	132,169	148,475	176,733	223,473	269,815
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$17.95	$17.06	$17.30	$16.20	$12.51	$11.17	$11.44	$8.95	$6.45	$10.54
Value at end of period	$22.03	$17.95	$17.06	$17.30	$16.20	$12.51	$11.17	$11.44	$8.95	$6.45
Number of accumulation units outstanding at end of period	4,887,186	2,854,654	3,303,457	3,666,459	4,558,002	3,188,003	3,775,208	3,637,309	2,574,342	2,677,395
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.90	$16.77	$17.14	$15.16	$11.83	$10.91	$11.62	$10.20	$8.35	$13.01
Value at end of period	$21.37	$17.90	$16.77	$17.14	$15.16	$11.83	$10.91	$11.62	$10.20	$8.35
Number of accumulation units outstanding at end of period	266,610	320,225	393,650	442,791	422,648	463,286	516,600	609,977	529,027	574,371
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.39	$10.10	$10.35	$9.94	$9.68	$9.12	$8.82	$8.31	$8.25	
Value at end of period	$11.02	$10.39	$10.10	$10.35	$9.94	$9.68	$9.12	$8.82	$8.31	
Number of accumulation units outstanding at end of period	6,312,075	7,304,167	7,108,915	7,953,540	9,788,740	12,599,922	12,893,849	11,268,717	9,235,050	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.65	$12.93	$13.42	$12.95	$11.10	$9.99	$10.28	$9.37	$9.21	
Value at end of period	$15.66	$13.65	$12.93	$13.42	$12.95	$11.10	$9.99	$10.28	$9.37	
Number of accumulation units outstanding at end of period	36,914,117	45,068,732	51,674,638	58,763,209	67,383,458	75,580,264	83,035,422	90,407,563	98,222,251	
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.66	$13.00	$13.43	$12.92	$11.35	$10.34	$10.51	$9.63	$9.49	
Value at end of period	$15.39	$13.66	$13.00	$13.43	$12.92	$11.35	$10.34	$10.51	$9.63	
Number of accumulation units outstanding at end of period	26,327,594	31,315,325	36,256,505	40,836,335	47,327,321	52,631,044	58,979,396	65,664,893	70,210,170	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.05	$12.54	$12.95	$12.51	$11.56	$10.67	$10.62	$9.86	$9.75	
Value at end of period	$14.35	$13.05	$12.54	$12.95	$12.51	$11.56	$10.67	$10.62	$9.86	
Number of accumulation units outstanding at end of period	13,147,372	15,645,279	17,842,991	20,747,229	24,455,103	27,424,675	30,468,674	33,887,801	36,618,477	
VOYA RUSSELL^{TM} LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.52	$24.41	$23.11	$20.84	$16.09	$14.32	$14.01	$12.67	$10.14	
Value at end of period	$32.86	$25.52	$24.41	$23.11	$20.84	$16.09	$14.32	$14.01	$12.67	
Number of accumulation units outstanding at end of period	1,035,521	1,220,153	1,229,815	1,309,124	1,105,509	1,146,026	1,098,591	980,480	1,093,134	
VOYA RUSSELL^{TM} LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$15.97	$14.66	$14.65	$13.23	$10.20	$9.00	$8.96	$8.13	$6.70	$10.17
Value at end of period	$19.21	$15.97	$14.66	$14.65	$13.23	$10.20	$9.00	$8.96	$8.13	$6.70
Number of accumulation units outstanding at end of period	3,278,006	3,967,654	3,998,826	3,945,574	4,127,877	4,092,024	3,266,093	3,433,711	3,566,009	744,806
VOYA RUSSELL^{TM} LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$23.58	$20.79	$21.97	$19.90	$15.39	$13.50	$13.65	$12.49	$10.35	
Value at end of period	$26.25	$23.58	$20.79	$21.97	$19.90	$15.39	$13.50	$13.65	$12.49	
Number of accumulation units outstanding at end of period	1,496,740	1,845,698	1,831,380	1,155,632	1,015,292	960,722	294,987	200,934	150,954	
VOYA RUSSELL^{TM} MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$26.07	$24.82	$25.43	$23.28	$17.54	$15.44	$16.06	$12.97	$10.36	
Value at end of period	$31.89	$26.07	$24.82	$25.43	$23.28	$17.54	$15.44	$16.06	$12.97	
Number of accumulation units outstanding at end of period	1,141,832	1,395,061	1,492,983	1,364,526	1,683,607	1,795,491	1,836,737	2,324,538	2,008,990	
VOYA RUSSELL^{TM} MID CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.64	$15.85	$16.63	$15.03	$11.42	$9.95	$10.33	$8.41	$6.12	$10.25
Value at end of period	$20.41	$17.64	$15.85	$16.63	$15.03	$11.42	$9.95	$10.33	$8.41	$6.12
Number of accumulation units outstanding at end of period	2,405,376	2,968,783	2,866,400	3,272,859	3,151,481	2,960,770	2,558,431	2,724,466	2,544,207	1,062,310
VOYA RUSSELL^{TM} SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.94	$15.10	$16.13	$15.67	$11.51	$10.10	$10.72	$8.65	$6.96	$10.15
Value at end of period	$20.12	$17.94	$15.10	$16.13	$15.67	$11.51	$10.10	$10.72	$8.65	$6.96
Number of accumulation units outstanding at end of period	2,113,450	2,622,099	2,749,535	2,953,157	3,479,739	2,848,818	2,589,704	2,760,386	2,679,879	1,754,101
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$15.88	$14.28	$14.69	$14.17	$10.39	$9.19	$9.29	$7.16	$5.57	$8.65
Value at end of period	$18.50	$15.88	$14.28	$14.69	$14.17	$10.39	$9.19	$9.29	$7.16	$5.57
Number of accumulation units outstanding at end of period	150,537	194,329	245,153	290,624	382,698	433,443	488,828	559,739	648,234	749,440

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.66	$16.10	$16.54	$15.83	$11.71	$10.42	$10.89	$8.93	$7.14	$10.05
Value at end of period	$21.47	$19.66	$16.10	$16.54	$15.83	$11.71	$10.42	$10.89	$8.93	$7.14
Number of accumulation units outstanding at end of period	792,549	940,432	1,028,554	1,032,761	1,143,336	1,363,663	1,585,371	1,764,765	1,604,687	1,110,458
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.01	$9.59	$10.03							
Value at end of period	$11.63	$10.01	$9.59							
Number of accumulation units outstanding at end of period	15,925,674	18,232,747	20,407,752							
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.55	$11.51	$11.70	$11.28	$11.80	$11.58	$11.01	$10.57	$10.18	$9.98
Value at end of period	$11.70	$11.55	$11.51	$11.70	$11.28	$11.80	$11.58	$11.01	$10.57	$10.18
Number of accumulation units outstanding at end of period	3,465,478	4,364,838	4,627,480	4,741,423	2,861,575	3,548,152	4,062,233	3,769,609	4,694,672	2,170,741
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$19.93	$19.24	$20.60	$20.07	$14.70	$12.49	$12.42	$9.98	$7.51	$12.99
Value at end of period	$25.13	$19.93	$19.24	$20.60	$20.07	$14.70	$12.49	$12.42	$9.98	$7.51
Number of accumulation units outstanding at end of period	2,208,166	2,657,090	3,237,652	3,825,139	4,589,290	4,474,943	5,449,850	5,244,173	5,554,100	4,777,820
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.17	$10.96	$11.44	$11.34	$12.63	$12.08	$10.96	$10.57	$9.89	
Value at end of period	$11.26	$11.17	$10.96	$11.44	$11.34	$12.63	$12.08	$10.96	$10.57	
Number of accumulation units outstanding at end of period	3,141,618	3,713,131	4,114,105	4,644,394	5,900,014	10,933,746	9,269,173	4,954,370	3,586,830	
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.49	$13.63	$14.10	$12.59	$12.34	$9.99	$10.72	$9.40	$7.16	$12.40
Value at end of period	$14.66	$13.49	$13.63	$14.10	$12.59	$12.34	$9.99	$10.72	$9.40	$7.16
Number of accumulation units outstanding at end of period	1,005,926	1,210,925	1,384,131	1,606,054	1,982,123	2,247,770	2,541,000	2,903,282	3,360,508	3,566,733
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$103.47	$100.92	$99.67	$78.03	$77.74	$68.41	$63.52	$50.47	$37.76	$62.45
Value at end of period	$107.04	$103.47	$100.92	$99.67	$78.03	$77.74	$68.41	$63.52	$50.47	$37.76
Number of accumulation units outstanding at end of period	117,261	163,262	196,857	234,347	312,233	363,597	431,868	510,504	613,664	710,187
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.93	$14.94	$14.75	$13.30	$10.03	$9.09	$9.69	$8.80	$6.79	$11.37
Value at end of period	$19.05	$15.93	$14.94	$14.75	$13.30	$10.03	$9.09	$9.69	$8.80	$6.79
Number of accumulation units outstanding at end of period	3,374,615	4,020,101	4,368,279	4,851,044	5,466,389	6,256,588	6,969,874	7,592,795	7,644,431	6,232,741
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$17.56	$14.43	$15.12	$14.74	$10.70	$9.53	$9.96	$8.08	$6.59	$10.16
Value at end of period	$19.16	$17.56	$14.43	$15.12	$14.74	$10.70	$9.53	$9.96	$8.08	$6.59
Number of accumulation units outstanding at end of period	1,060,060	1,382,024	1,617,077	1,908,915	2,247,001	2,704,592	3,006,946	3,549,908	4,787,221	4,530,155
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$15.06	$13.23	$14.37	$13.92	$12.34	$11.14	$11.05	$9.95	$7.66	$11.01
Value at end of period	$16.34	$15.06	$13.23	$14.37	$13.92	$12.34	$11.14	$11.05	$9.95	$7.66
Number of accumulation units outstanding at end of period	3,679,805	4,531,487	5,193,782	6,282,473	6,846,612	7,313,546	7,981,690	7,970,975	8,015,179	7,440,765
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$20.75	$17.91	$19.36	$18.04	$13.59	$11.64	$12.09	$10.68	$8.45	$13.52
Value at end of period	$24.01	$20.75	$17.91	$19.36	$18.04	$13.59	$11.64	$12.09	$10.68	$8.45
Number of accumulation units outstanding at end of period	1,503,515	1,854,669	2,164,594	2,590,504	2,766,559	2,471,470	2,465,574	2,618,723	2,361,640	2,466,881

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.56	$16.41	$17.08	$15.98	$13.03	$11.78	$12.14	$11.01	$9.15	$12.17
Value at end of period	$20.19	$18.56	$16.41	$17.08	$15.98	$13.03	$11.78	$12.14	$11.01	$9.15
Number of accumulation units outstanding at end of period	3,594,313	4,440,911	5,278,999	6,189,568	3,052,219	2,556,370	2,714,886	3,483,701	3,059,375	2,755,180
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$11.82	$10.47	$10.91	$10.06						
Value at end of period	$12.84	$11.82	$10.47	$10.91						
Number of accumulation units outstanding at end of period	8,434,381	9,321,363	10,431,570	11,988,335						
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$48.86	$41.42	$43.39	$40.06	$30.42	$27.00	$28.06	$25.36	$20.81	$31.22
Value at end of period	$54.73	$48.86	$41.42	$43.39	$40.06	$30.42	$27.00	$28.06	$25.36	$20.81
Number of accumulation units outstanding at end of period	655,552	822,448	859,168	957,524	1,108,099	1,194,456	1,424,895	1,501,512	1,868,297	1,880,516
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$18.92	$17.03	$20.56	$20.72	$22.35	$19.08	$23.73	$20.06	$11.89	$24.80
Value at end of period	$26.61	$18.92	$17.03	$20.56	$20.72	$22.35	$19.08	$23.73	$20.06	$11.89
Number of accumulation units outstanding at end of period	2,529,672	2,879,578	3,320,194	3,771,303	4,269,089	4,363,507	4,231,276	4,464,015	5,464,963	5,283,734
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$25.46	$22.57	$23.67	$20.93	$16.17	$13.70	$13.68	$11.31	$9.16	$13.90
Value at end of period	$28.48	$25.46	$22.57	$23.67	$20.93	$16.17	$13.70	$13.68	$11.31	$9.16
Number of accumulation units outstanding at end of period	904,319	1,127,947	1,355,718	1,632,306	2,487,104	2,228,664	1,941,144	2,095,654	1,477,123	651,474
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$29.10	$24.33	$25.69	$24.10	$17.64	$15.11	$15.57	$12.49	$9.98	$14.48
Value at end of period	$33.08	$29.10	$24.33	$25.69	$24.10	$17.64	$15.11	$15.57	$12.49	$9.98
Number of accumulation units outstanding at end of period	1,329,479	1,715,841	1,897,061	1,913,343	2,309,888	2,087,884	2,752,075	3,141,380	1,722,690	1,739,178
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
Value at beginning of period	$27.23	$26.29	$25.13	$24.51	$20.87	$18.33	$17.09	$15.25	$12.03	$17.13
Value at end of period	$33.70	$27.23	$26.29	$25.13	$24.51	$20.87	$18.33	$17.09	$15.25	$12.03
Number of accumulation units outstanding at end of period	1,474,952	1,913,139	2,099,597	2,336,651	2,780,669	3,221,641	3,618,527	3,604,727	3,370,800	3,388,663
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$18.20	$18.51	$18.13	$18.05	$14.47	$12.13	$13.46	$11.82	$8.62	$14.73
Value at end of period	$24.37	$18.20	$18.51	$18.13	$18.05	$14.47	$12.13	$13.46	$11.82	$8.62
Number of accumulation units outstanding at end of period	1,043,252	1,058,505	1,429,868	1,348,724	1,470,768	1,335,860	1,458,990	1,480,914	1,695,188	1,995,843
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$81.28	$76.49	$73.91	$67.00	$55.75	$49.51	$48.93	$43.63	$33.29	$46.70
Value at end of period	$92.01	$81.28	$76.49	$73.91	$67.00	$55.75	$49.51	$48.93	$43.63	$33.29
Number of accumulation units outstanding at end of period	5,725,076	6,660,342	6,954,634	7,161,057	7,821,719	7,967,085	8,380,631	9,126,872	9,553,987	9,041,619
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$47.41	$40.59	$44.32	$41.94	$32.87	$28.51	$29.25	$25.87	$21.05	$33.28
Value at end of period	$54.20	$47.41	$40.59	$44.32	$41.94	$32.87	$28.51	$29.25	$25.87	$21.05
Number of accumulation units outstanding at end of period	1,288,491	1,628,900	1,742,268	1,965,145	2,321,325	2,606,467	2,896,143	2,715,477	2,949,818	2,853,748
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.53	$16.60	$15.27	$14.32	$10.48	$8.99	$9.26	$8.08	$5.76	$10.16
Value at end of period	$21.67	$16.53	$16.60	$15.27	$14.32	$10.48	$8.99	$9.26	$8.08	$5.76
Number of accumulation units outstanding at end of period	2,485,518	2,939,189	3,588,951	3,194,665	3,466,162	2,969,446	2,227,872	2,043,344	2,291,739	1,184,847

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.50	$14.47	$14.85	$15.27	$13.58	$11.63	$13.48	$12.05	$8.90	$17.93
Value at end of period	$18.23	$14.50	$14.47	$14.85	$15.27	$13.58	$11.63	$13.48	$12.05	$8.90
Number of accumulation units outstanding at end of period	2,057,790	2,165,491	2,248,787	2,316,150	1,680,056	1,902,325	1,874,984	2,050,959	2,444,515	2,920,415
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.56	$10.56	$11.14	$12.16	$10.31	$8.84	$10.23	$9.58	$7.39	$12.65
Value at end of period	$12.67	$10.56	$10.56	$11.14	$12.16	$10.31	$8.84	$10.23	$9.58	$7.39
Number of accumulation units outstanding at end of period	5,686,731	7,040,655	8,129,661	8,924,695	10,256,655	10,710,659	4,301,972	4,791,752	4,275,236	3,649,197
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$28.39	$26.03	$28.63	$29.94	$23.30	$19.46	$20.98	$19.80	$15.22	$25.65
Value at end of period	$33.01	$28.39	$26.03	$28.63	$29.94	$23.30	$19.46	$20.98	$19.80	$15.22
Number of accumulation units outstanding at end of period	615,098	754,826	952,020	1,093,926	1,200,143	1,239,105	1,437,968	1,648,993	1,778,535	1,823,433

Separate Account Annual Charges of 1.70%

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
Value at beginning of period	$11.72	$11.49	$11.80	$11.78	$10.47	$9.69	$10.23	$9.48	$7.97	$10.09
Value at end of period	$13.10	$11.72	$11.49	$11.80	$11.78	$10.47	$9.69	$10.23	$9.48	$7.97
Number of accumulation units outstanding at end of period	1,976,925	2,193,052	2,655,356	3,108,101	3,256,569	3,455,651	3,693,381	3,721,600	3,117,544	1,684,294
COLUMBIA SMALL CAP VALUE FUND VS (CLASS 2)										
Value at beginning of period	$33.88	$25.96	$28.19	$27.83	$21.12	$19.31	$20.93	$16.84	$13.70	$19.40
Value at end of period	$37.96	$33.88	$25.96	$28.19	$27.83	$21.12	$19.31	$20.93	$16.84	$13.70
Number of accumulation units outstanding at end of period	93,758	128,293	153,618	183,209	227,775	260,586	292,377	346,007	381,207	434,603
PROFUND VP BULL										
Value at beginning of period	$13.53	$12.55	$12.83	$11.71	$9.18	$8.20	$8.34	$7.54	$6.17	$10.06
Value at end of period	$15.88	$13.53	$12.55	$12.83	$11.71	$9.18	$8.20	$8.34	$7.54	$6.17
Number of accumulation units outstanding at end of period	42,929	43,264	45,196	48,903	53,031	71,796	79,497	83,068	90,391	105,711
PROFUND VP EUROPE 30										
Value at beginning of period	$9.43	$8.90	$10.15	$11.31	$9.46	$8.25	$9.21	$9.13	$7.02	$12.75
Value at end of period	$11.09	$9.43	$8.90	$10.15	$11.31	$9.46	$8.25	$9.21	$9.13	$7.02
Number of accumulation units outstanding at end of period	4,985	7,264	9,603	11,507	44,266	64,168	70,476	74,816	86,689	103,742
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$1.95	$2.09	$2.16	$3.15	$2.75	$3.01	$4.90	$5.93	$4.57	$7.49
Value at end of period	$1.69	$1.95	$2.09	$2.16	$3.15	$2.75	$3.01	$4.90	$5.93	$4.57
Number of accumulation units outstanding at end of period	70,013	79,545	79,391	88,820	93,048	106,877	106,744	108,848	116,431	144,442
VOYA EURO STOXX 50® INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$8.62	$8.76	$9.34	$10.52	$8.53	$7.12	$8.76	$9.80	$9.63	
Value at end of period	$10.49	$8.62	$8.76	$9.34	$10.52	$8.53	$7.12	$8.76	$9.80	
Number of accumulation units outstanding at end of period	59,750	54,831	71,127	78,743	121,487	24,280	9,568	12,538	5,067	
VOYA FTSE 100 INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$11.05	$11.43	$12.54	$13.69	$11.72	$10.34	$10.98	$10.26	$10.65	
Value at end of period	$13.21	$11.05	$11.43	$12.54	$13.69	$11.72	$10.34	$10.98	$10.26	
Number of accumulation units outstanding at end of period	11,551	17,292	21,798	11,866	5,651	9,445	9,583	9,573	4,771	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$9.89	$9.51	$9.92	$9.62	$8.61	$7.61	$8.06	$7.74	$6.06	$9.95
Value at end of period	$12.00	$9.89	$9.51	$9.92	$9.62	$8.61	$7.61	$8.06	$7.74	$6.06
Number of accumulation units outstanding at end of period	1,213,864	1,446,560	1,819,083	586,267	651,993	709,004	752,428	818,579	980,137	712,855
VOYA GLOBAL EQUITY PORTFOLIO (CLASS T)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.04	$8.72	$9.45							
Value at end of period	$10.93	$9.04	$8.72							
Number of accumulation units outstanding at end of period	172,272	185,026	229,861							
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2013)										
Value at beginning of period	$10.51	$10.04	$10.60	$10.38	$9.93					
Value at end of period	$11.84	$10.51	$10.04	$10.60	$10.38					
Number of accumulation units outstanding at end of period	474,816	533,096	593,560	895,705	8,292					
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$14.10	$14.33	$14.58	$14.83	$15.08	$15.34	$15.60	$15.87	$16.09	$15.98
Value at end of period	$13.92	$14.10	$14.33	$14.58	$14.83	$15.08	$15.34	$15.60	$15.87	$16.09
Number of accumulation units outstanding at end of period	2,086,787	2,418,733	2,785,860	3,070,489	3,537,950	3,879,800	4,162,838	4,773,219	6,266,485	9,058,019
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.51	$14.45	$14.97	$13.82	$10.80	$9.54	$9.99			
Value at end of period	$18.27	$15.51	$14.45	$14.97	$13.82	$10.80	$9.54			
Number of accumulation units outstanding at end of period	1,992,908	2,348,510	2,697,630	3,000,045	2,918,196	3,318,380	3,747,317			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$13.97	$12.99	$13.43	$12.37	$9.66	$8.51	$8.70	$7.77	$6.08	$9.34
Value at end of period	$16.49	$13.97	$12.99	$13.43	$12.37	$9.66	$8.51	$8.70	$7.77	$6.08
Number of accumulation units outstanding at end of period	1,384,405	1,741,114	2,088,469	2,470,261	2,946,050	3,669,787	4,487,171	2,991,951	3,437,048	3,117,555
VOYA HANG SENG INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.55	$13.37	$14.36	$14.12	$13.83	$10.96	$13.67	$12.93	$10.01	
Value at end of period	$18.56	$13.55	$13.37	$14.36	$14.12	$13.83	$10.96	$13.67	$12.93	
Number of accumulation units outstanding at end of period	48,637	57,766	81,191	79,682	107,006	124,641	117,139	145,965	97,826	
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$19.42	$17.24	$17.89	$18.00	$17.33	$15.46	$15.06	$13.41	$9.13	$11.99
Value at end of period	$20.27	$19.42	$17.24	$17.89	$18.00	$17.33	$15.46	$15.06	$13.41	$9.13
Number of accumulation units outstanding at end of period	868,482	1,099,189	1,239,542	1,452,791	1,740,081	2,026,776	2,219,344	2,466,409	2,591,193	3,078,712
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$16.42	$15.19	$15.35	$13.76	$10.55	$9.40	$9.60	$8.59	$7.11	$11.55
Value at end of period	$20.07	$16.42	$15.19	$15.35	$13.76	$10.55	$9.40	$9.60	$8.59	$7.11
Number of accumulation units outstanding at end of period	48,122	67,703	82,861	93,180	118,143	153,865	176,576	198,596	218,164	269,073
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.73	$19.62	$20.38	$18.97	$14.38	$12.46	$12.85	$10.75	$8.32	$13.60
Value at end of period	$25.31	$22.73	$19.62	$20.38	$18.97	$14.38	$12.46	$12.85	$10.75	$8.32
Number of accumulation units outstanding at end of period	48,287	65,349	83,789	94,968	115,022	131,755	161,344	190,119	217,932	251,096
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.37	$17.92	$18.88	$18.25	$13.05	$11.84	$12.16	$10.10	$8.25	$12.66
Value at end of period	$24.10	$22.37	$17.92	$18.88	$18.25	$13.05	$11.84	$12.16	$10.10	$8.25
Number of accumulation units outstanding at end of period	43,193	61,960	78,657	92,395	111,128	121,905	142,424	173,219	192,807	220,948

VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)

Value at beginning of period	$15.11	$14.75	$14.97	$14.30	$14.60	$13.62	$12.91	$11.99	$10.96	$12.21
Value at end of period	$15.56	$15.11	$14.75	$14.97	$14.30	$14.60	$13.62	$12.91	$11.99	$10.96
Number of accumulation units outstanding at end of period	5,472,840	6,259,776	7,119,197	8,032,480	1,957,974	2,170,533	2,369,810	2,331,473	2,465,570	2,254,149

VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)
(Funds were first received in this option during March 2014)

Value at beginning of period	$9.24	$9.37	$9.67	$10.35						
Value at end of period	$11.29	$9.24	$9.37	$9.67						
Number of accumulation units outstanding at end of period	2,299,569	2,725,030	3,080,634	2,145,995						

VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)

Value at beginning of period	$8.49	$8.59	$8.83	$9.57	$8.04	$6.90	$8.02	$7.58	$6.05	$10.25
Value at end of period	$10.39	$8.49	$8.59	$8.83	$9.57	$8.04	$6.90	$8.02	$7.58	$6.05
Number of accumulation units outstanding at end of period	92,972	113,924	137,858	177,008	264,951	179,506	188,041	257,004	248,136	47,877

VOYA JAPAN TOPIX INDEX® PORTFOLIO (CLASS ADV)
(Funds were first received in this option during November 2009)

Value at beginning of period	$12.38	$12.23	$11.26	$12.11	$9.87	$9.34	$11.01	$9.85	$9.77	
Value at end of period	$15.26	$12.38	$12.23	$11.26	$12.11	$9.87	$9.34	$11.01	$9.85	
Number of accumulation units outstanding at end of period	13,315	18,499	35,981	45,561	52,613	17,451	22,870	21,607	1,512	

VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)
(Funds were first received in this option during May 2012)

Value at beginning of period	$15.47	$15.23	$14.66	$13.19	$10.30	$10.32				
Value at end of period	$19.62	$15.47	$15.23	$14.66	$13.19	$10.30				
Number of accumulation units outstanding at end of period	2,550,184	3,114,079	3,685,283	4,240,438	4,867,314	5,558,108				

VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)

Value at beginning of period	$24.16	$23.70	$22.72	$20.39	$15.88	$13.71	$13.64	$12.15	$8.68	$12.18
Value at end of period	$30.74	$24.16	$23.70	$22.72	$20.39	$15.88	$13.71	$13.64	$12.15	$8.68
Number of accumulation units outstanding at end of period	2,505,551	3,023,818	3,520,520	4,127,734	1,166,303	534,159	645,863	354,546	273,883	41,442

VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)
(Funds were first received in this option during January 2011)

Value at beginning of period	$16.33	$14.63	$15.61	$14.47	$11.27	$10.02	$10.05			
Value at end of period	$18.18	$16.33	$14.63	$15.61	$14.47	$11.27	$10.02			
Number of accumulation units outstanding at end of period	2,162,782	2,622,228	3,086,588	3,367,135	2,720,142	347,097	454,492			

VOYA LIMITED MATURITY BOND PORTFOLIO (CLASS S)

Value at beginning of period	$20.65	$20.74	$20.98	$21.20	$21.42	$21.47	$21.59	$21.29	$20.21	$20.61
Value at end of period	$20.55	$20.65	$20.74	$20.98	$21.20	$21.42	$21.47	$21.59	$21.29	$20.21
Number of accumulation units outstanding at end of period	240,005	276,658	314,802	366,670	413,339	473,423	541,365	698,357	811,294	930,227

VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)

Value at beginning of period	$17.81	$16.93	$17.18	$16.10	$12.44	$11.11	$11.39	$8.91	$6.43	$10.50
Value at end of period	$21.84	$17.81	$16.93	$17.18	$16.10	$12.44	$11.11	$11.39	$8.91	$6.43
Number of accumulation units outstanding at end of period	3,166,196	1,694,248	1,973,473	2,268,580	2,594,824	2,597,026	2,991,666	3,452,664	3,713,348	4,131,153

VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)

Value at beginning of period	$17.79	$16.68	$17.06	$15.09	$11.78	$10.87	$11.58	$10.17	$8.33	$12.99
Value at end of period	$21.23	$17.79	$16.68	$17.06	$15.09	$11.78	$10.87	$11.58	$10.17	$8.33
Number of accumulation units outstanding at end of period	90,415	122,024	167,984	185,887	172,976	203,786	221,155	236,900	230,036	226,183

VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)
(Funds were first received in this option during October 2009)

Value at beginning of period	$10.36	$10.06	$10.32	$9.92	$9.66	$9.11	$8.81	$8.31	$8.25	
Value at end of period	$10.97	$10.36	$10.06	$10.32	$9.92	$9.66	$9.11	$8.81	$8.31	
Number of accumulation units outstanding at end of period	1,610,699	1,810,189	1,957,920	2,187,584	2,630,345	2,781,260	2,754,472	2,697,248	2,377,555	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.60	$12.89	$13.38	$12.93	$11.08	$9.98	$10.28	$9.37	$9.21	
Value at end of period	$15.59	$13.60	$12.89	$13.38	$12.93	$11.08	$9.98	$10.28	$9.37	
Number of accumulation units outstanding at end of period	4,256,721	5,281,337	6,448,000	7,149,564	7,926,110	8,659,484	9,339,028	10,270,361	10,541,770	
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.61	$12.96	$13.40	$12.90	$11.34	$10.33	$10.50	$9.63	$9.49	
Value at end of period	$15.32	$13.61	$12.96	$13.40	$12.90	$11.34	$10.33	$10.50	$9.63	
Number of accumulation units outstanding at end of period	4,023,963	5,280,057	6,100,133	6,663,231	7,601,553	8,463,731	8,955,848	9,590,943	9,960,273	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.00	$12.50	$12.92	$12.49	$11.54	$10.65	$10.61	$9.85	$9.75	
Value at end of period	$14.29	$13.00	$12.50	$12.92	$12.49	$11.54	$10.65	$10.61	$9.85	
Number of accumulation units outstanding at end of period	2,924,561	3,442,059	3,761,180	4,226,347	4,614,161	4,984,037	5,331,195	5,863,080	6,380,869	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.42	$24.32	$23.05	$20.79	$16.06	$14.30	$14.00	$12.66	$10.27	
Value at end of period	$32.72	$25.42	$24.32	$23.05	$20.79	$16.06	$14.30	$14.00	$12.66	
Number of accumulation units outstanding at end of period	336,255	384,344	428,850	454,001	403,035	427,808	457,843	503,489	565,479	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$15.90	$14.61	$14.60	$13.19	$10.18	$8.98	$8.95	$8.13	$6.70	$10.17
Value at end of period	$19.11	$15.90	$14.61	$14.60	$13.19	$10.18	$8.98	$8.95	$8.13	$6.70
Number of accumulation units outstanding at end of period	2,283,176	2,628,314	2,989,387	3,521,651	3,884,650	4,487,089	4,937,104	5,831,461	6,625,442	70,299
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$23.49	$20.72	$21.90	$19.86	$15.37	$13.48	$13.64	$12.48	$10.35	
Value at end of period	$26.14	$23.49	$20.72	$21.90	$19.86	$15.37	$13.48	$13.64	$12.48	
Number of accumulation units outstanding at end of period	255,687	309,832	339,692	149,744	97,375	113,610	111,472	92,052	27,244	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.97	$24.73	$25.36	$23.22	$17.51	$15.42	$16.04	$12.97	$10.40	
Value at end of period	$31.75	$25.97	$24.73	$25.36	$23.22	$17.51	$15.42	$16.04	$12.97	
Number of accumulation units outstanding at end of period	898,300	1,092,859	1,232,145	1,412,195	1,601,547	1,831,013	2,105,460	2,482,145	2,798,443	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.56	$15.79	$16.57	$14.99	$11.39	$9.93	$10.31	$8.40	$6.12	$10.60
Value at end of period	$20.31	$17.56	$15.79	$16.57	$14.99	$11.39	$9.93	$10.31	$8.40	$6.12
Number of accumulation units outstanding at end of period	285,045	390,700	335,801	370,598	509,017	470,017	448,753	612,676	571,519	100,641
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.87	$15.04	$16.07	$15.62	$11.48	$10.08	$10.71	$8.64	$6.95	$10.06
Value at end of period	$20.02	$17.87	$15.04	$16.07	$15.62	$11.48	$10.08	$10.71	$8.64	$6.95
Number of accumulation units outstanding at end of period	288,480	389,314	399,564	447,367	642,672	537,075	527,261	816,183	641,199	313,012
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$15.76	$14.17	$14.58	$14.08	$10.33	$9.14	$9.25	$7.12	$5.54	$8.62
Value at end of period	$18.35	$15.76	$14.17	$14.58	$14.08	$10.33	$9.14	$9.25	$7.12	$5.54
Number of accumulation units outstanding at end of period	49,426	92,524	115,269	134,867	148,924	201,202	262,328	314,195	361,812	420,053
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.58	$16.04	$16.48	$15.78	$11.69	$10.41	$10.88	$8.92	$7.13	$10.08
Value at end of period	$21.36	$19.58	$16.04	$16.48	$15.78	$11.69	$10.41	$10.88	$8.92	$7.13
Number of accumulation units outstanding at end of period	118,419	148,993	154,647	147,447	188,495	182,286	214,608	248,836	311,524	175,101

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.01	$9.59	$10.03							
Value at end of period	$11.62	$10.01	$9.59							
Number of accumulation units outstanding at end of period	1,648,385	1,821,317	2,028,175							
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.50	$11.46	$11.66	$11.25	$11.77	$11.56	$10.99	$10.56	$10.18	$10.04
Value at end of period	$11.64	$11.50	$11.46	$11.66	$11.25	$11.77	$11.56	$10.99	$10.56	$10.18
Number of accumulation units outstanding at end of period	484,218	569,669	662,842	599,396	643,117	891,327	1,257,147	709,327	792,018	633,677
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$19.81	$19.13	$20.49	$19.98	$14.64	$12.44	$12.38	$9.96	$7.49	$12.98
Value at end of period	$24.97	$19.81	$19.13	$20.49	$19.98	$14.64	$12.44	$12.38	$9.96	$7.49
Number of accumulation units outstanding at end of period	354,563	404,457	467,783	511,251	697,244	659,565	698,960	841,956	832,913	542,366
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.12	$10.92	$11.41	$11.32	$12.61	$12.06	$10.95	$10.56	$9.87	
Value at end of period	$11.21	$11.12	$10.92	$11.41	$11.32	$12.61	$12.06	$10.95	$10.56	
Number of accumulation units outstanding at end of period	804,380	891,649	1,021,357	1,155,486	1,314,366	1,960,578	1,696,374	1,094,361	574,298	
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.42	$13.56	$14.03	$12.54	$12.30	$9.96	$10.70	$9.38	$7.15	$12.39
Value at end of period	$14.57	$13.42	$13.56	$14.03	$12.54	$12.30	$9.96	$10.70	$9.38	$7.15
Number of accumulation units outstanding at end of period	131,799	147,864	172,829	188,797	218,489	241,042	280,998	334,955	401,762	401,569
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$102.01	$99.55	$98.37	$77.05	$76.80	$67.62	$62.82	$49.93	$37.38	$61.85
Value at end of period	$105.48	$102.01	$99.55	$98.37	$77.05	$76.80	$67.62	$62.82	$49.93	$37.38
Number of accumulation units outstanding at end of period	81,195	102,209	119,977	135,602	166,168	196,694	231,154	268,696	321,061	390,879
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.84	$14.86	$14.68	$13.24	$10.00	$9.06	$9.67	$8.78	$6.78	$11.35
Value at end of period	$18.93	$15.84	$14.86	$14.68	$13.24	$10.00	$9.06	$9.67	$8.78	$6.78
Number of accumulation units outstanding at end of period	371,064	447,480	474,543	536,280	653,521	743,898	819,616	920,705	864,230	661,802
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$17.47	$14.36	$15.06	$14.68	$10.67	$9.50	$9.94	$8.07	$6.58	$10.16
Value at end of period	$19.05	$17.47	$14.36	$15.06	$14.68	$10.67	$9.50	$9.94	$8.07	$6.58
Number of accumulation units outstanding at end of period	141,386	175,809	197,063	227,848	261,832	302,015	433,174	511,763	604,419	511,113
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.97	$13.17	$14.31	$13.86	$12.30	$11.11	$11.03	$9.93	$7.65	$11.00
Value at end of period	$16.24	$14.97	$13.17	$14.31	$13.86	$12.30	$11.11	$11.03	$9.93	$7.65
Number of accumulation units outstanding at end of period	942,636	1,129,398	1,269,822	1,508,691	1,571,211	1,628,071	1,622,711	1,503,414	1,695,841	1,421,792
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$20.59	$17.78	$19.24	$17.93	$13.51	$11.59	$12.04	$10.64	$8.42	$13.48
Value at end of period	$23.82	$20.59	$17.78	$19.24	$17.93	$13.51	$11.59	$12.04	$10.64	$8.42
Number of accumulation units outstanding at end of period	184,120	261,015	305,662	363,275	396,943	246,110	328,673	321,611	249,815	166,432

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.45	$16.32	$17.00	$15.91	$12.98	$11.74	$12.10	$10.99	$9.13	$12.16
Value at end of period	$20.06	$18.45	$16.32	$17.00	$15.91	$12.98	$11.74	$12.10	$10.99	$9.13
Number of accumulation units outstanding at end of period	2,518,766	3,084,434	3,689,134	4,285,297	607,344	552,540	590,476	673,114	686,960	738,976
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$11.80	$10.46	$10.90	$10.23						
Value at end of period	$12.82	$11.80	$10.46	$10.90						
Number of accumulation units outstanding at end of period	1,437,370	1,646,356	1,755,709	2,145,995						
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$48.28	$40.96	$42.92	$39.65	$30.13	$26.76	$27.82	$25.16	$20.65	$30.99
Value at end of period	$54.06	$48.28	$40.96	$42.92	$39.65	$30.13	$26.76	$27.82	$25.16	$20.65
Number of accumulation units outstanding at end of period	941,094	1,133,305	1,324,940	1,504,261	1,725,469	1,976,680	2,249,648	2,554,507	2,935,213	3,235,910
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$18.74	$16.88	$20.39	$20.55	$22.18	$18.94	$23.58	$19.94	$11.82	$24.68
Value at end of period	$26.34	$18.74	$16.88	$20.39	$20.55	$22.18	$18.94	$23.58	$19.94	$11.82
Number of accumulation units outstanding at end of period	499,439	549,402	618,221	705,926	823,318	841,692	965,704	1,011,850	1,305,782	1,425,398
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$19.09	$16.93	$17.77	$15.72	$12.15	$10.30	$10.29	$8.52	$6.89	$10.11
Value at end of period	$21.35	$19.09	$16.93	$17.77	$15.72	$12.15	$10.30	$10.29	$8.52	$6.89
Number of accumulation units outstanding at end of period	234,351	278,487	360,756	426,422	509,519	499,022	414,337	501,493	270,472	100,126
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$28.89	$24.17	$25.52	$23.96	$17.54	$15.04	$15.50	$12.45	$9.94	$14.44
Value at end of period	$32.81	$28.89	$24.17	$25.52	$23.96	$17.54	$15.04	$15.50	$12.45	$9.94
Number of accumulation units outstanding at end of period	240,705	289,463	347,648	384,966	520,866	432,742	437,975	561,305	400,913	390,354
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
Value at beginning of period	$27.03	$26.11	$24.97	$24.37	$20.76	$18.24	$17.01	$15.19	$11.99	$17.08
Value at end of period	$33.43	$27.03	$26.11	$24.97	$24.37	$20.76	$18.24	$17.01	$15.19	$11.99
Number of accumulation units outstanding at end of period	277,691	338,648	365,287	388,035	406,704	445,395	495,196	563,863	535,579	588,338
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$17.75	$18.07	$17.70	$17.64	$14.14	$11.86	$13.17	$11.57	$8.44	$14.43
Value at end of period	$23.76	$17.75	$18.07	$17.70	$17.64	$14.14	$11.86	$13.17	$11.57	$8.44
Number of accumulation units outstanding at end of period	139,664	138,229	179,077	140,126	162,708	159,407	152,743	151,268	216,077	230,098
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$80.14	$75.45	$72.94	$66.16	$55.07	$48.94	$48.39	$43.17	$32.96	$46.25
Value at end of period	$90.67	$80.14	$75.45	$72.94	$66.16	$55.07	$48.94	$48.39	$43.17	$32.96
Number of accumulation units outstanding at end of period	1,222,086	1,453,198	1,610,547	1,809,212	2,078,595	2,312,238	2,665,152	3,062,578	3,402,777	3,579,728
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$46.74	$40.03	$43.74	$41.41	$32.47	$28.18	$28.93	$25.60	$20.84	$32.96
Value at end of period	$53.41	$46.74	$40.03	$43.74	$41.41	$32.47	$28.18	$28.93	$25.60	$20.84
Number of accumulation units outstanding at end of period	572,856	694,967	792,598	930,979	1,200,586	1,380,414	1,647,604	1,806,131	2,038,278	2,092,368
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.45	$16.53	$15.21	$14.27	$10.45	$8.97	$9.24	$8.06	$5.75	$10.15
Value at end of period	$21.55	$16.45	$16.53	$15.21	$14.27	$10.45	$8.97	$9.24	$8.06	$5.75
Number of accumulation units outstanding at end of period	458,615	511,495	668,753	504,753	611,341	553,700	474,261	521,491	516,453	114,703
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.41	$14.39	$14.78	$15.20	$13.52	$11.59	$13.44	$12.02	$8.89	$17.91
Value at end of period	$18.12	$14.41	$14.39	$14.78	$15.20	$13.52	$11.59	$13.44	$12.02	$8.89
Number of accumulation units outstanding at end of period	302,115	335,893	382,332	390,868	343,796	371,527	412,626	456,831	559,482	691,116

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.50	$10.51	$11.09	$12.11	$10.27	$8.81	$10.21	$9.56	$7.38	$12.64
Value at end of period	$12.60	$10.50	$10.51	$11.09	$12.11	$10.27	$8.81	$10.21	$9.56	$7.38
Number of accumulation units outstanding at end of period	1,225,924	1,433,858	1,670,032	1,842,423	2,087,403	2,331,073	633,451	756,156	780,779	542,999
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$28.04	$25.72	$28.31	$29.62	$23.07	$19.27	$20.79	$19.63	$15.09	$25.45
Value at end of period	$32.59	$28.04	$25.72	$28.31	$29.62	$23.07	$19.27	$20.79	$19.63	$15.09
Number of accumulation units outstanding at end of period	246,698	317,797	370,729	441,646	508,168	570,334	641,973	753,685	828,443	875,862

Separate Account Annual Charges of 1.75%

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
Value at beginning of period	$11.67	$11.44	$11.76	$11.74	$10.45	$9.67	$10.21	$9.47	$7.97	$10.04
Value at end of period	$13.04	$11.67	$11.44	$11.76	$11.74	$10.45	$9.67	$10.21	$9.47	$7.97
Number of accumulation units outstanding at end of period	308,181	374,845	407,294	586,669	747,046	571,493	1,024,482	1,130,871	1,025,896	167,445
COLUMBIA SMALL CAP VALUE FUND VS (CLASS 2)										
Value at beginning of period	$33.64	$25.80	$28.02	$27.68	$21.02	$19.23	$20.85	$16.78	$13.66	$19.36
Value at end of period	$37.68	$33.64	$25.80	$28.02	$27.68	$21.02	$19.23	$20.85	$16.78	$13.66
Number of accumulation units outstanding at end of period	24,834	39,006	47,945	58,325	76,837	89,669	108,654	133,922	154,250	195,678
PROFUND VP BULL										
Value at beginning of period	$13.42	$12.46	$12.74	$11.63	$9.12	$8.15	$8.30	$7.50	$6.14	$10.03
Value at end of period	$15.74	$13.42	$12.46	$12.74	$11.63	$9.12	$8.15	$8.30	$7.50	$6.14
Number of accumulation units outstanding at end of period	18,701	24,205	31,583	36,093	37,580	43,819	48,533	67,290	71,655	77,466
PROFUND VP EUROPE 30										
Value at beginning of period	$9.35	$8.83	$10.08	$11.23	$9.40	$8.21	$9.17	$9.09	$6.99	$12.71
Value at end of period	$11.00	$9.35	$8.83	$10.08	$11.23	$9.40	$8.21	$9.17	$9.09	$6.99
Number of accumulation units outstanding at end of period	7,707	9,746	12,025	14,736	18,708	27,824	33,595	41,583	47,001	51,597
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$1.94	$2.08	$2.15	$3.13	$2.74	$3.00	$4.88	$5.91	$4.55	$7.47
Value at end of period	$1.68	$1.94	$2.08	$2.15	$3.13	$2.74	$3.00	$4.88	$5.91	$4.55
Number of accumulation units outstanding at end of period	6,834	9,150	13,374	22,656	22,577	23,258	22,697	25,407	24,973	26,319
VOYA EURO STOXX 50® INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$8.59	$8.73	$9.32	$10.50	$8.52	$7.11	$8.75	$9.80	$10.14	
Value at end of period	$10.45	$8.59	$8.73	$9.32	$10.50	$8.52	$7.11	$8.75	$9.80	
Number of accumulation units outstanding at end of period	6,396	7,279	14,638	8,302	16,230	1,784	0	0	455	
VOYA FTSE 100 INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$11.01	$11.40	$12.50	$13.66	$11.70	$10.33	$10.97	$10.26	$10.65	
Value at end of period	$13.16	$11.01	$11.40	$12.50	$13.66	$11.70	$10.33	$10.97	$10.26	
Number of accumulation units outstanding at end of period	10,389	14,493	15,679	15,872	11,733	3,763	3,902	3,200	433	
VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$9.84	$9.47	$9.88	$9.59	$8.59	$7.60	$8.04	$7.73	$6.06	$9.95
Value at end of period	$11.94	$9.84	$9.47	$9.88	$9.59	$8.59	$7.60	$8.04	$7.73	$6.06
Number of accumulation units outstanding at end of period	158,361	217,243	286,016	14,793	14,248	24,179	37,366	38,074	36,994	51,243

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA GLOBAL EQUITY PORTFOLIO (CLASS T)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.03	$8.72	$9.45							
Value at end of period	$10.91	$9.03	$8.72							
Number of accumulation units outstanding at end of period	38,078	47,177	49,001							
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$10.49	$10.02	$10.59	$10.36						
Value at end of period	$11.81	$10.49	$10.02	$10.59						
Number of accumulation units outstanding at end of period	7,747	20,835	15,137	25,188						
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$13.86	$14.09	$14.34	$14.59	$14.85	$15.12	$15.38	$15.65	$15.88	$15.78
Value at end of period	$13.67	$13.86	$14.09	$14.34	$14.59	$14.85	$15.12	$15.38	$15.65	$15.88
Number of accumulation units outstanding at end of period	351,446	341,436	402,034	418,480	419,666	511,459	598,840	840,172	1,166,416	1,879,418
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.47	$14.41	$14.94	$13.80	$10.79	$9.54	$9.99			
Value at end of period	$18.20	$15.47	$14.41	$14.94	$13.80	$10.79	$9.54			
Number of accumulation units outstanding at end of period	214,980	254,639	312,581	350,643	437,375	558,357	684,332			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$13.91	$12.93	$13.38	$12.33	$9.63	$8.49	$8.68	$7.77	$6.08	$9.95
Value at end of period	$16.41	$13.91	$12.93	$13.38	$12.33	$9.63	$8.49	$8.68	$7.77	$6.08
Number of accumulation units outstanding at end of period	1,028,896	1,264,489	1,467,003	1,680,455	1,935,272	2,286,125	2,742,774	2,224,320	2,512,614	2,172,969
VOYA HANG SENG INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.50	$13.33	$14.31	$14.09	$13.81	$10.95	$13.66	$12.93	$10.19	
Value at end of period	$18.48	$13.50	$13.33	$14.31	$14.09	$13.81	$10.95	$13.66	$12.93	
Number of accumulation units outstanding at end of period	8,609	10,805	11,500	11,218	9,547	12,123	9,738	27,622	8,843	
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$19.29	$17.13	$17.80	$17.91	$17.26	$15.40	$15.01	$13.37	$9.11	$11.97
Value at end of period	$20.13	$19.29	$17.13	$17.80	$17.91	$17.26	$15.40	$15.01	$13.37	$9.11
Number of accumulation units outstanding at end of period	235,271	293,879	340,213	426,367	479,775	620,937	726,481	863,810	886,425	1,037,282
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$16.29	$15.08	$15.25	$13.67	$10.49	$9.35	$9.55	$8.56	$7.08	$11.51
Value at end of period	$19.90	$16.29	$15.08	$15.25	$13.67	$10.49	$9.35	$9.55	$8.56	$7.08
Number of accumulation units outstanding at end of period	43,982	69,707	74,935	79,941	89,219	103,942	118,011	161,651	185,662	219,708
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.58	$19.51	$20.27	$18.88	$14.31	$12.41	$12.81	$10.72	$8.30	$13.57
Value at end of period	$25.14	$22.58	$19.51	$20.27	$18.88	$14.31	$12.41	$12.81	$10.72	$8.30
Number of accumulation units outstanding at end of period	3,681	15,088	15,867	18,007	20,227	26,941	30,163	39,171	70,781	117,089
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.23	$17.81	$18.78	$18.16	$12.99	$11.79	$12.12	$10.07	$8.23	$12.63
Value at end of period	$23.94	$22.23	$17.81	$18.78	$18.16	$12.99	$11.79	$12.12	$10.07	$8.23
Number of accumulation units outstanding at end of period	2,237	5,796	8,136	8,487	12,680	16,019	16,126	22,717	31,227	43,054
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$14.99	$14.65	$14.87	$14.22	$14.52	$13.55	$12.85	$11.95	$10.93	$12.17
Value at end of period	$15.44	$14.99	$14.65	$14.87	$14.22	$14.52	$13.55	$12.85	$11.95	$10.93
Number of accumulation units outstanding at end of period	913,484	1,142,623	1,394,581	1,561,178	349,573	387,319	472,680	519,722	557,196	570,876

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$9.23	$9.36	$9.67	$10.56						
Value at end of period	$11.26	$9.23	$9.36	$9.67						
Number of accumulation units outstanding at end of period	310,692	401,167	474,172	296,450						
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$8.45	$8.55	$8.80	$9.55	$8.02	$6.89	$8.01	$7.57	$6.05	$8.67
Value at end of period	$10.34	$8.45	$8.55	$8.80	$9.55	$8.02	$6.89	$8.01	$7.57	$6.05
Number of accumulation units outstanding at end of period	10,626	23,604	27,571	31,359	63,876	41,892	34,798	42,289	32,930	3,329
VOYA JAPAN TOPIX INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$12.33	$12.19	$11.23	$12.09	$9.86	$9.33	$11.00	$9.85	$9.77	
Value at end of period	$15.20	$12.33	$12.19	$11.23	$12.09	$9.86	$9.33	$11.00	$9.85	
Number of accumulation units outstanding at end of period	1,593	1,980	2,727	3,222	4,632	89	2,041	5,714	378	
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$15.44	$15.20	$14.64	$13.18	$10.29	$10.03				
Value at end of period	$19.57	$15.44	$15.20	$14.64	$13.18	$10.29				
Number of accumulation units outstanding at end of period	412,276	520,074	616,461	733,669	894,452	1,169,152				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$24.01	$23.56	$22.60	$20.29	$15.81	$13.66	$13.60	$12.11	$8.66	$12.16
Value at end of period	$30.53	$24.01	$23.56	$22.60	$20.29	$15.81	$13.66	$13.60	$12.11	$8.66
Number of accumulation units outstanding at end of period	472,783	576,312	680,719	767,747	179,083	78,894	103,158	58,940	68,312	15,517
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.28	$14.59	$15.58	$14.45	$11.26	$10.02	$10.05			
Value at end of period	$18.12	$16.28	$14.59	$15.58	$14.45	$11.26	$10.02			
Number of accumulation units outstanding at end of period	534,395	658,099	744,320	756,686	693,569	152,572	176,268			
VOYA LIMITED MATURITY BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$20.33	$20.43	$20.67	$20.90	$21.12	$21.18	$21.31	$21.03	$19.97	$20.38
Value at end of period	$20.21	$20.33	$20.43	$20.67	$20.90	$21.12	$21.18	$21.31	$21.03	$19.97
Number of accumulation units outstanding at end of period	51,282	58,382	67,139	78,398	87,324	108,190	122,106	146,749	176,680	219,747
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$17.67	$16.81	$17.06	$16.00	$12.36	$11.05	$11.33	$8.87	$6.40	$10.47
Value at end of period	$21.66	$17.67	$16.81	$17.06	$16.00	$12.36	$11.05	$11.33	$8.87	$6.40
Number of accumulation units outstanding at end of period	790,659	383,269	441,194	502,651	623,604	648,471	781,461	913,587	1,022,912	1,136,532
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.69	$16.59	$16.98	$15.03	$11.74	$10.83	$11.55	$10.15	$8.32	$12.97
Value at end of period	$21.10	$17.69	$16.59	$16.98	$15.03	$11.74	$10.83	$11.55	$10.15	$8.32
Number of accumulation units outstanding at end of period	37,246	42,463	51,215	68,161	82,796	91,496	100,791	124,360	153,889	167,298
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.32	$10.03	$10.29	$9.89	$9.65	$9.10	$8.81	$8.31	$8.25	
Value at end of period	$10.93	$10.32	$10.03	$10.29	$9.89	$9.65	$9.10	$8.81	$8.31	
Number of accumulation units outstanding at end of period	315,648	371,652	281,210	279,620	235,834	328,632	279,668	367,431	363,340	
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.55	$12.85	$13.35	$12.90	$11.06	$9.97	$10.27	$9.37	$9.21	
Value at end of period	$15.53	$13.55	$12.85	$13.35	$12.90	$11.06	$9.97	$10.27	$9.37	
Number of accumulation units outstanding at end of period	402,186	479,600	560,519	585,454	657,788	967,993	1,055,184	1,232,540	1,317,406	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.56	$12.92	$13.36	$12.87	$11.32	$10.32	$10.50	$9.62	$9.49	
Value at end of period	$15.26	$13.56	$12.92	$13.36	$12.87	$11.32	$10.32	$10.50	$9.62	
Number of accumulation units outstanding at end of period	347,372	404,699	519,141	467,083	542,821	613,105	699,255	667,671	746,997	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.95	$12.46	$12.88	$12.46	$11.52	$10.64	$10.60	$9.85	$9.75	
Value at end of period	$14.23	$12.95	$12.46	$12.88	$12.46	$11.52	$10.64	$10.60	$9.85	
Number of accumulation units outstanding at end of period	399,179	551,499	479,405	554,520	712,822	784,921	888,475	916,906	958,263	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.32	$24.24	$22.98	$20.74	$16.03	$14.28	$13.99	$12.66	$9.95	
Value at end of period	$32.57	$25.32	$24.24	$22.98	$20.74	$16.03	$14.28	$13.99	$12.66	
Number of accumulation units outstanding at end of period	141,739	188,448	217,866	212,702	240,680	269,744	320,643	369,472	419,483	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$15.83	$14.55	$14.55	$13.15	$10.16	$8.97	$8.94	$8.12	$6.69	$10.28
Value at end of period	$19.02	$15.83	$14.55	$14.55	$13.15	$10.16	$8.97	$8.94	$8.12	$6.69
Number of accumulation units outstanding at end of period	391,113	440,038	473,401	525,487	561,630	658,566	785,637	998,454	1,134,062	38,475
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$23.39	$20.65	$21.84	$19.81	$15.34	$13.46	$13.63	$12.48	$10.85	
Value at end of period	$26.02	$23.39	$20.65	$21.84	$19.81	$15.34	$13.46	$13.63	$12.48	
Number of accumulation units outstanding at end of period	119,720	151,351	174,878	26,905	19,418	21,886	15,071	1,463	1,930	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.87	$24.65	$25.29	$23.17	$17.48	$15.40	$16.03	$12.96	$10.40	
Value at end of period	$31.61	$25.87	$24.65	$25.29	$23.17	$17.48	$15.40	$16.03	$12.96	
Number of accumulation units outstanding at end of period	125,720	139,092	165,970	195,224	229,048	277,169	322,879	415,384	463,277	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.48	$15.73	$16.51	$14.95	$11.36	$9.91	$10.30	$8.39	$6.11	$10.64
Value at end of period	$20.21	$17.48	$15.73	$16.51	$14.95	$11.36	$9.91	$10.30	$8.39	$6.11
Number of accumulation units outstanding at end of period	57,166	95,543	94,002	84,361	92,686	75,481	61,315	78,462	47,716	20,592
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.79	$14.98	$16.02	$15.58	$11.46	$10.07	$10.69	$8.63	$6.95	$10.16
Value at end of period	$19.92	$17.79	$14.98	$16.02	$15.58	$11.46	$10.07	$10.69	$8.63	$6.95
Number of accumulation units outstanding at end of period	83,484	100,505	109,699	128,284	156,206	123,674	136,727	186,026	156,359	190,367
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$15.63	$14.07	$14.48	$13.99	$10.27	$9.09	$9.20	$7.09	$5.52	$8.60
Value at end of period	$18.19	$15.63	$14.07	$14.48	$13.99	$10.27	$9.09	$9.20	$7.09	$5.52
Number of accumulation units outstanding at end of period	81,972	102,702	119,923	142,742	168,916	214,984	247,873	286,727	320,361	376,713
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.49	$15.98	$16.43	$15.74	$11.66	$10.39	$10.86	$8.91	$7.13	$9.79
Value at end of period	$21.26	$19.49	$15.98	$16.43	$15.74	$11.66	$10.39	$10.86	$8.91	$7.13
Number of accumulation units outstanding at end of period	23,729	26,003	19,693	22,511	26,717	29,648	55,529	44,468	65,135	49,665
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.00	$9.59	$10.03							
Value at end of period	$11.61	$10.00	$9.59							
Number of accumulation units outstanding at end of period	110,943	125,946	146,625							

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.45	$11.42	$11.62	$11.21	$11.74	$11.54	$10.98	$10.55	$10.17	$9.82
Value at end of period	$11.58	$11.45	$11.42	$11.62	$11.21	$11.74	$11.54	$10.98	$10.55	$10.17
Number of accumulation units outstanding at end of period	95,468	123,355	125,973	110,869	120,410	144,863	254,563	212,507	223,479	374,087
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$19.69	$19.03	$20.39	$19.89	$14.58	$12.40	$12.35	$9.94	$7.48	$12.96
Value at end of period	$24.81	$19.69	$19.03	$20.39	$19.89	$14.58	$12.40	$12.35	$9.94	$7.48
Number of accumulation units outstanding at end of period	70,022	66,060	78,394	83,927	111,994	116,198	149,529	178,126	187,942	164,305
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.08	$10.88	$11.37	$11.29	$12.59	$12.05	$10.94	$10.56	$9.91	
Value at end of period	$11.16	$11.08	$10.88	$11.37	$11.29	$12.59	$12.05	$10.94	$10.56	
Number of accumulation units outstanding at end of period	80,172	125,021	144,694	180,503	192,950	272,814	226,173	158,549	99,495	
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.34	$13.50	$13.97	$12.49	$12.26	$9.93	$10.67	$9.36	$7.14	$12.38
Value at end of period	$14.49	$13.34	$13.50	$13.97	$12.49	$12.26	$9.93	$10.67	$9.36	$7.14
Number of accumulation units outstanding at end of period	18,932	21,543	28,653	25,639	29,088	35,292	45,901	53,304	63,073	74,427
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$100.57	$98.19	$97.08	$76.08	$75.87	$66.84	$62.12	$49.40	$37.00	$61.26
Value at end of period	$103.94	$100.57	$98.19	$97.08	$76.08	$75.87	$66.84	$62.12	$49.40	$37.00
Number of accumulation units outstanding at end of period	24,144	32,526	39,530	44,070	54,694	67,961	81,510	104,827	127,889	162,446
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.75	$14.79	$14.62	$13.19	$9.96	$9.03	$9.64	$8.76	$6.77	$11.34
Value at end of period	$18.82	$15.75	$14.79	$14.62	$13.19	$9.96	$9.03	$9.64	$8.76	$6.77
Number of accumulation units outstanding at end of period	94,537	65,026	67,461	71,831	96,568	108,857	127,463	154,749	150,347	163,151
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$17.37	$14.29	$14.99	$14.62	$10.63	$9.48	$9.91	$8.05	$6.57	$10.15
Value at end of period	$18.93	$17.37	$14.29	$14.99	$14.62	$10.63	$9.48	$9.91	$8.05	$6.57
Number of accumulation units outstanding at end of period	16,957	20,112	29,990	33,120	39,956	65,342	91,440	104,288	127,896	147,871
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.89	$13.10	$14.25	$13.81	$12.26	$11.08	$11.00	$9.91	$7.64	$10.99
Value at end of period	$16.15	$14.89	$13.10	$14.25	$13.81	$12.26	$11.08	$11.00	$9.91	$7.64
Number of accumulation units outstanding at end of period	146,257	175,103	186,091	254,328	227,332	278,388	280,115	297,547	368,963	326,241
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$20.44	$17.66	$19.12	$17.83	$13.44	$11.53	$11.99	$10.60	$8.39	$13.44
Value at end of period	$23.63	$20.44	$17.66	$19.12	$17.83	$13.44	$11.53	$11.99	$10.60	$8.39
Number of accumulation units outstanding at end of period	145,174	168,778	198,345	222,030	245,614	292,800	320,523	359,615	378,272	415,402
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.34	$16.23	$16.91	$15.84	$12.93	$11.70	$12.07	$10.96	$9.12	$12.14
Value at end of period	$19.93	$18.34	$16.23	$16.91	$15.84	$12.93	$11.70	$12.07	$10.96	$9.12
Number of accumulation units outstanding at end of period	570,975	678,619	816,902	959,918	128,558	121,858	148,295	188,722	222,360	306,848
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$11.79	$10.45	$10.90	$10.24						
Value at end of period	$12.79	$11.79	$10.45	$10.90						
Number of accumulation units outstanding at end of period	165,695	210,492	259,715	296,450						
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$47.72	$40.50	$42.46	$39.25	$29.84	$26.51	$27.58	$24.95	$20.49	$30.77
Value at end of period	$53.40	$47.72	$40.50	$42.46	$39.25	$29.84	$26.51	$27.58	$24.95	$20.49
Number of accumulation units outstanding at end of period	103,325	127,285	148,496	176,718	197,760	231,946	281,912	337,800	388,816	443,563

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$18.56	$16.72	$20.21	$20.38	$22.01	$18.81	$23.42	$19.82	$11.76	$24.56
Value at end of period	$26.08	$18.56	$16.72	$20.21	$20.38	$22.01	$18.81	$23.42	$19.82	$11.76
Number of accumulation units outstanding at end of period	97,797	87,031	99,093	115,167	135,222	162,360	180,430	206,305	304,281	378,645
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$19.01	$16.87	$17.71	$15.67	$12.13	$10.28	$10.28	$8.51	$6.89	$9.89
Value at end of period	$21.24	$19.01	$16.87	$17.71	$15.67	$12.13	$10.28	$10.28	$8.51	$6.89
Number of accumulation units outstanding at end of period	22,074	35,110	42,517	55,815	83,513	79,203	60,593	63,348	46,439	16,589
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$28.67	$24.00	$25.36	$23.82	$17.45	$14.96	$15.44	$12.40	$9.91	$14.40
Value at end of period	$32.55	$28.67	$24.00	$25.36	$23.82	$17.45	$14.96	$15.44	$12.40	$9.91
Number of accumulation units outstanding at end of period	64,625	66,650	109,053	81,741	128,407	133,682	170,175	191,942	155,530	185,036
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
Value at beginning of period	$26.83	$25.93	$24.81	$24.22	$20.64	$18.15	$16.94	$15.13	$11.95	$17.03
Value at end of period	$33.16	$26.83	$25.93	$24.81	$24.22	$20.64	$18.15	$16.94	$15.13	$11.95
Number of accumulation units outstanding at end of period	67,629	88,608	90,626	92,834	114,475	143,248	169,004	202,527	203,385	225,513
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$17.65	$17.97	$17.61	$17.56	$14.09	$11.82	$13.13	$11.54	$8.43	$14.41
Value at end of period	$23.61	$17.65	$17.97	$17.61	$17.56	$14.09	$11.82	$13.13	$11.54	$8.43
Number of accumulation units outstanding at end of period	48,366	38,061	49,741	36,665	42,183	44,382	43,199	48,642	57,061	63,473
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$79.01	$74.42	$71.99	$65.33	$54.41	$48.38	$47.85	$42.71	$32.62	$45.81
Value at end of period	$89.35	$79.01	$74.42	$71.99	$65.33	$54.41	$48.38	$47.85	$42.71	$32.62
Number of accumulation units outstanding at end of period	268,551	348,309	391,362	460,029	531,694	635,942	730,033	894,237	1,034,928	1,168,272
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$46.09	$39.49	$43.17	$40.89	$32.08	$27.86	$28.61	$25.33	$20.63	$32.65
Value at end of period	$52.63	$46.09	$39.49	$43.17	$40.89	$32.08	$27.86	$28.61	$25.33	$20.63
Number of accumulation units outstanding at end of period	161,195	207,306	232,104	266,749	322,215	392,755	469,128	539,055	601,838	691,572
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.37	$16.46	$15.15	$14.23	$10.42	$8.94	$9.23	$8.05	$5.75	$10.15
Value at end of period	$21.44	$16.37	$16.46	$15.15	$14.23	$10.42	$8.94	$9.23	$8.05	$5.75
Number of accumulation units outstanding at end of period	67,701	78,974	102,501	54,997	72,871	61,096	95,002	109,783	80,480	16,757
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.33	$14.31	$14.70	$15.13	$13.47	$11.55	$13.41	$11.99	$8.87	$17.88
Value at end of period	$18.00	$14.33	$14.31	$14.70	$15.13	$13.47	$11.55	$13.41	$11.99	$8.87
Number of accumulation units outstanding at end of period	97,147	119,589	128,789	108,814	112,068	139,920	155,542	171,109	200,319	254,172
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.45	$10.46	$11.04	$12.07	$10.24	$8.79	$10.18	$9.55	$7.37	$12.63
Value at end of period	$12.52	$10.45	$10.46	$11.04	$12.07	$10.24	$8.79	$10.18	$9.55	$7.37
Number of accumulation units outstanding at end of period	225,687	301,028	352,061	375,482	439,447	544,244	107,339	138,277	140,510	133,335
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$27.70	$25.42	$27.99	$29.30	$22.83	$19.09	$20.60	$19.46	$14.97	$25.26
Value at end of period	$32.17	$27.70	$25.42	$27.99	$29.30	$22.83	$19.09	$20.60	$19.46	$14.97
Number of accumulation units outstanding at end of period	94,592	108,646	125,812	145,778	176,985	210,020	248,042	296,746	357,836	401,370

Condensed Financial Information (continued)

Separate Account Annual Charges of 1.80%

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
Value at beginning of period	$11.62	$11.40	$11.72	$11.71	$10.42	$9.65	$10.20	$9.46	$7.97	$10.04
Value at end of period	$12.97	$11.62	$11.40	$11.72	$11.71	$10.42	$9.65	$10.20	$9.46	$7.97
Number of accumulation units outstanding at end of period	2,847,479	3,294,533	3,868,599	4,441,910	4,756,287	4,580,132	5,320,212	4,848,084	6,969,529	2,906,934
COLUMBIA SMALL CAP VALUE FUND VS (CLASS 2)										
Value at beginning of period	$33.41	$25.63	$27.86	$27.53	$20.91	$19.14	$20.77	$16.72	$13.62	$19.31
Value at end of period	$37.40	$33.41	$25.63	$27.86	$27.53	$20.91	$19.14	$20.77	$16.72	$13.62
Number of accumulation units outstanding at end of period	89,230	143,408	175,701	214,446	260,676	292,045	339,272	373,935	421,323	490,206
PROFUND VP BULL										
Value at beginning of period	$13.32	$12.37	$12.65	$11.56	$9.07	$8.11	$8.26	$7.47	$6.12	$9.99
Value at end of period	$15.61	$13.32	$12.37	$12.65	$11.56	$9.07	$8.11	$8.26	$7.47	$6.12
Number of accumulation units outstanding at end of period	57,423	69,200	77,860	90,047	99,800	103,248	116,744	130,992	149,993	169,003
PROFUND VP EUROPE 30										
Value at beginning of period	$9.28	$8.76	$10.01	$11.16	$9.34	$8.16	$9.12	$9.05	$6.97	$12.67
Value at end of period	$10.91	$9.28	$8.76	$10.01	$11.16	$9.34	$8.16	$9.12	$9.05	$6.97
Number of accumulation units outstanding at end of period	13,159	17,504	20,692	24,539	29,219	32,948	47,924	54,520	58,519	74,237
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$1.92	$2.06	$2.14	$3.12	$2.73	$2.98	$4.86	$5.89	$4.54	$7.45
Value at end of period	$1.66	$1.92	$2.06	$2.14	$3.12	$2.73	$2.98	$4.86	$5.89	$4.54
Number of accumulation units outstanding at end of period	38,062	91,945	102,099	116,680	114,055	123,022	116,176	130,604	152,633	175,733
VOYA EURO STOXX 50® INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$8.56	$8.70	$9.29	$10.47	$8.50	$7.11	$8.75	$9.80	$9.61	
Value at end of period	$10.41	$8.56	$8.70	$9.29	$10.47	$8.50	$7.11	$8.75	$9.80	
Number of accumulation units outstanding at end of period	168,244	205,751	272,824	192,919	163,733	94,568	24,532	14,690	1,770	
VOYA FTSE 100 INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.97	$11.36	$12.47	$13.63	$11.68	$10.32	$10.96	$10.25	$9.96	
Value at end of period	$13.10	$10.97	$11.36	$12.47	$13.63	$11.68	$10.32	$10.96	$10.25	
Number of accumulation units outstanding at end of period	9,051	11,134	36,711	9,930	14,601	1,980	1,495	7,138	723	
VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$9.80	$9.43	$9.85	$9.56	$8.57	$7.58	$8.03	$7.73	$6.05	$9.95
Value at end of period	$11.88	$9.80	$9.43	$9.85	$9.56	$8.57	$7.58	$8.03	$7.73	$6.05
Number of accumulation units outstanding at end of period	1,734,650	2,232,581	2,683,685	1,146,671	1,207,036	1,158,093	1,230,977	1,372,236	1,557,832	996,625
VOYA GLOBAL EQUITY PORTFOLIO (CLASS T)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.02	$8.72	$9.45							
Value at end of period	$10.89	$9.02	$8.72							
Number of accumulation units outstanding at end of period	270,597	339,720	404,828							
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2013)										
Value at beginning of period	$10.47	$10.01	$10.58	$10.38	$9.69					
Value at end of period	$11.78	$10.47	$10.01	$10.58	$10.38					
Number of accumulation units outstanding at end of period	872,985	1,036,096	1,130,402	1,545,584	18,785					

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$13.66	$13.90	$14.15	$14.41	$14.67	$14.94	$15.21	$15.49	$15.72	$15.63
Value at end of period	$13.47	$13.66	$13.90	$14.15	$14.41	$14.67	$14.94	$15.21	$15.49	$15.72
Number of accumulation units outstanding at end of period	2,014,602	2,500,099	3,366,176	3,388,569	4,442,237	4,613,915	5,753,834	6,397,630	8,928,514	14,082,141
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.42	$14.37	$14.91	$13.78	$10.78	$9.53	$9.99			
Value at end of period	$18.14	$15.42	$14.37	$14.91	$13.78	$10.78	$9.53			
Number of accumulation units outstanding at end of period	2,000,543	2,677,847	3,137,548	3,610,105	4,129,724	4,809,114	5,344,579			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$13.84	$12.88	$13.33	$12.29	$9.60	$8.47	$8.67	$7.76	$6.07	$9.95
Value at end of period	$16.32	$13.84	$12.88	$13.33	$12.29	$9.60	$8.47	$8.67	$7.76	$6.07
Number of accumulation units outstanding at end of period	2,549,850	3,336,025	3,855,243	4,495,805	5,251,103	6,151,869	7,047,014	4,737,771	5,220,432	4,115,316
VOYA HANG SENG INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.44	$13.28	$14.27	$14.05	$13.78	$10.93	$13.65	$12.92	$9.99	
Value at end of period	$18.40	$13.44	$13.28	$14.27	$14.05	$13.78	$10.93	$13.65	$12.92	
Number of accumulation units outstanding at end of period	71,942	63,551	90,783	86,546	98,368	128,351	146,630	248,033	259,227	
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$19.17	$17.03	$17.70	$17.82	$17.18	$15.34	$14.96	$13.33	$9.09	$11.95
Value at end of period	$19.99	$19.17	$17.03	$17.70	$17.82	$17.18	$15.34	$14.96	$13.33	$9.09
Number of accumulation units outstanding at end of period	1,105,217	1,424,130	1,509,264	1,769,712	2,133,974	2,482,713	2,405,079	2,614,587	2,426,606	2,840,103
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$16.17	$14.97	$15.15	$13.58	$10.43	$9.31	$9.51	$8.52	$7.05	$11.47
Value at end of period	$19.74	$16.17	$14.97	$15.15	$13.58	$10.43	$9.31	$9.51	$8.52	$7.05
Number of accumulation units outstanding at end of period	246,068	306,344	360,902	502,101	594,472	677,417	743,557	1,294,912	1,391,986	1,763,254
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$25.17	$21.76	$22.62	$21.07	$15.99	$13.87	$14.32	$12.00	$9.29	$15.20
Value at end of period	$28.01	$25.17	$21.76	$22.62	$21.07	$15.99	$13.87	$14.32	$12.00	$9.29
Number of accumulation units outstanding at end of period	135,369	199,330	218,587	276,559	342,208	401,719	451,533	573,103	628,781	813,645
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$25.81	$20.70	$21.83	$21.12	$15.12	$13.73	$14.12	$11.74	$9.60	$14.74
Value at end of period	$27.78	$25.81	$20.70	$21.83	$21.12	$15.12	$13.73	$14.12	$11.74	$9.60
Number of accumulation units outstanding at end of period	150,032	262,300	304,593	348,649	421,548	467,265	513,395	594,432	638,276	778,310
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$14.88	$14.55	$14.78	$14.13	$14.45	$13.49	$12.80	$11.90	$10.89	$12.14
Value at end of period	$15.32	$14.88	$14.55	$14.78	$14.13	$14.45	$13.49	$12.80	$11.90	$10.89
Number of accumulation units outstanding at end of period	8,713,085	10,580,228	11,641,904	13,100,993	4,780,496	4,981,575	5,423,977	6,019,746	6,442,678	6,841,165
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$9.22	$9.35	$9.66	$10.44						
Value at end of period	$11.24	$9.22	$9.35	$9.66						
Number of accumulation units outstanding at end of period	2,697,737	3,433,203	3,916,008	2,230,484						
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$8.41	$8.52	$8.77	$9.52	$8.00	$6.88	$8.00	$7.57	$6.05	$10.23
Value at end of period	$10.29	$8.41	$8.52	$8.77	$9.52	$8.00	$6.88	$8.00	$7.57	$6.05
Number of accumulation units outstanding at end of period	166,972	225,340	257,343	294,580	408,827	314,283	297,723	391,365	619,576	47,456

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA JAPAN TOPIX INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$12.29	$12.16	$11.20	$12.06	$9.84	$9.31	$10.99	$9.85	$9.48	
Value at end of period	$15.13	$12.29	$12.16	$11.20	$12.06	$9.84	$9.31	$10.99	$9.85	
Number of accumulation units outstanding at end of period	58,552	76,541	120,245	91,837	69,455	16,621	37,878	10,394	79	
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$15.40	$15.17	$14.62	$13.17	$10.29	$10.32				
Value at end of period	$19.51	$15.40	$15.17	$14.62	$13.17	$10.29				
Number of accumulation units outstanding at end of period	3,413,012	4,632,648	5,400,475	6,236,547	7,311,175	8,192,636				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$23.85	$23.42	$22.48	$20.19	$15.74	$13.61	$13.55	$12.08	$8.63	$12.14
Value at end of period	$30.32	$23.85	$23.42	$22.48	$20.19	$15.74	$13.61	$13.55	$12.08	$8.63
Number of accumulation units outstanding at end of period	2,647,782	3,529,876	4,152,669	4,944,671	2,408,923	850,563	947,950	591,995	527,266	41,671
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.23	$14.56	$15.55	$14.43	$11.24	$10.01	$10.04			
Value at end of period	$18.05	$16.23	$14.56	$15.55	$14.43	$11.24	$10.01			
Number of accumulation units outstanding at end of period	2,501,649	3,306,798	3,951,601	4,130,932	2,443,672	461,779	592,607			
VOYA LIMITED MATURITY BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$20.04	$20.15	$20.40	$20.64	$20.87	$20.94	$21.07	$20.81	$19.77	$20.18
Value at end of period	$19.92	$20.04	$20.15	$20.40	$20.64	$20.87	$20.94	$21.07	$20.81	$19.77
Number of accumulation units outstanding at end of period	119,065	169,131	201,864	224,403	277,230	336,286	424,985	530,599	653,704	783,306
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$17.53	$16.68	$16.94	$15.89	$12.29	$10.99	$11.28	$8.84	$6.38	$10.43
Value at end of period	$21.48	$17.53	$16.68	$16.94	$15.89	$12.29	$10.99	$11.28	$8.84	$6.38
Number of accumulation units outstanding at end of period	3,115,560	1,549,085	1,770,005	2,038,945	2,421,220	2,023,437	2,377,780	2,888,373	2,685,458	2,730,320
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.58	$16.50	$16.89	$14.96	$11.69	$10.80	$11.52	$10.12	$8.30	$12.95
Value at end of period	$20.96	$17.58	$16.50	$16.89	$14.96	$11.69	$10.80	$11.52	$10.12	$8.30
Number of accumulation units outstanding at end of period	140,747	180,864	181,637	193,114	177,635	189,860	211,730	262,745	317,218	362,301
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.28	$10.00	$10.27	$9.87	$9.63	$9.09	$8.80	$8.31	$8.25	
Value at end of period	$10.88	$10.28	$10.00	$10.27	$9.87	$9.63	$9.09	$8.80	$8.31	
Number of accumulation units outstanding at end of period	1,819,742	2,365,464	2,326,323	2,879,308	3,173,372	4,157,492	4,807,901	2,875,864	2,703,689	
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.50	$12.81	$13.31	$12.87	$11.05	$9.96	$10.26	$9.36	$9.21	
Value at end of period	$15.47	$13.50	$12.81	$13.31	$12.87	$11.05	$9.96	$10.26	$9.36	
Number of accumulation units outstanding at end of period	9,651,893	12,146,722	15,144,257	18,140,729	20,706,858	22,129,608	23,660,153	25,710,826	27,999,679	
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.51	$12.88	$13.33	$12.84	$11.30	$10.31	$10.49	$9.62	$9.49	
Value at end of period	$15.20	$13.51	$12.88	$13.33	$12.84	$11.30	$10.31	$10.49	$9.62	
Number of accumulation units outstanding at end of period	5,389,180	6,776,859	7,820,578	9,174,565	10,006,371	10,781,592	12,280,940	13,847,272	14,888,749	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.90	$12.42	$12.85	$12.43	$11.50	$10.63	$10.60	$9.85	$9.75	
Value at end of period	$14.17	$12.90	$12.42	$12.85	$12.43	$11.50	$10.63	$10.60	$9.85	
Number of accumulation units outstanding at end of period	3,292,490	4,098,739	4,861,508	5,811,071	6,445,119	7,032,497	7,634,659	8,948,023	9,835,817	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.22	$24.16	$22.91	$20.69	$16.00	$14.26	$13.97	$12.65	$9.99	
Value at end of period	$32.43	$25.22	$24.16	$22.91	$20.69	$16.00	$14.26	$13.97	$12.65	
Number of accumulation units outstanding at end of period	398,630	534,708	589,681	591,763	538,346	603,059	623,596	621,152	723,428	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$15.76	$14.49	$14.50	$13.11	$10.13	$8.95	$8.92	$8.11	$6.69	$10.26
Value at end of period	$18.92	$15.76	$14.49	$14.50	$13.11	$10.13	$8.95	$8.92	$8.11	$6.69
Number of accumulation units outstanding at end of period	1,615,840	2,000,629	2,194,759	2,167,937	2,247,135	2,391,217	2,342,300	2,936,570	3,311,747	70,825
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$23.30	$20.58	$21.78	$19.76	$15.31	$13.44	$13.61	$12.47	$10.35	
Value at end of period	$25.91	$23.30	$20.58	$21.78	$19.76	$15.31	$13.44	$13.61	$12.47	
Number of accumulation units outstanding at end of period	594,191	688,907	712,260	272,080	241,004	221,468	221,530	224,171	118,763	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.77	$24.57	$25.21	$23.11	$17.45	$15.38	$16.01	$12.96	$10.34	
Value at end of period	$31.47	$25.77	$24.57	$25.21	$23.11	$17.45	$15.38	$16.01	$12.96	
Number of accumulation units outstanding at end of period	485,650	591,914	749,470	748,568	809,291	890,508	992,399	1,252,894	1,184,289	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.40	$15.67	$16.46	$14.90	$11.33	$9.89	$10.29	$8.39	$6.11	$10.36
Value at end of period	$20.11	$17.40	$15.67	$16.46	$14.90	$11.33	$9.89	$10.29	$8.39	$6.11
Number of accumulation units outstanding at end of period	444,971	687,500	542,487	729,683	572,794	509,444	476,109	674,522	678,895	178,288
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.71	$14.93	$15.96	$15.53	$11.43	$10.05	$10.68	$8.63	$6.95	$10.06
Value at end of period	$19.82	$17.71	$14.93	$15.96	$15.53	$11.43	$10.05	$10.68	$8.63	$6.95
Number of accumulation units outstanding at end of period	416,176	599,192	708,462	731,375	931,998	894,052	895,890	1,054,400	769,485	523,436
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$15.51	$13.96	$14.38	$13.90	$10.21	$9.04	$9.16	$7.06	$5.50	$8.57
Value at end of period	$18.04	$15.51	$13.96	$14.38	$13.90	$10.21	$9.04	$9.16	$7.06	$5.50
Number of accumulation units outstanding at end of period	147,812	219,284	256,095	298,977	385,461	474,519	523,504	580,520	644,943	732,042
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.40	$15.91	$16.37	$15.69	$11.63	$10.37	$10.85	$8.91	$7.13	$10.05
Value at end of period	$21.15	$19.40	$15.91	$16.37	$15.69	$11.63	$10.37	$10.85	$8.91	$7.13
Number of accumulation units outstanding at end of period	256,170	373,210	413,243	333,845	368,513	364,235	469,399	494,420	417,162	703,123
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$9.99	$9.58	$10.03							
Value at end of period	$11.59	$9.99	$9.58							
Number of accumulation units outstanding at end of period	1,983,202	2,306,909	2,762,227							

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.40	$11.37	$11.58	$11.18	$11.71	$11.51	$10.96	$10.54	$10.17	$9.99
Value at end of period	$11.53	$11.40	$11.37	$11.58	$11.18	$11.71	$11.51	$10.96	$10.54	$10.17
Number of accumulation units outstanding at end of period	1,152,826	1,312,245	1,558,869	1,340,517	1,105,563	1,269,277	1,537,962	1,315,740	1,307,591	927,557
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$19.58	$18.93	$20.29	$19.81	$14.52	$12.36	$12.31	$9.91	$7.47	$12.94
Value at end of period	$24.65	$19.58	$18.93	$20.29	$19.81	$14.52	$12.36	$12.31	$9.91	$7.47
Number of accumulation units outstanding at end of period	712,012	935,381	1,176,252	1,381,374	1,630,441	1,509,289	1,736,449	1,752,103	1,928,884	1,662,196
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.04	$10.85	$11.34	$11.26	$12.56	$12.03	$10.93	$10.55	$9.87	
Value at end of period	$11.11	$11.04	$10.85	$11.34	$11.26	$12.56	$12.03	$10.93	$10.55	
Number of accumulation units outstanding at end of period	897,098	1,200,912	1,283,717	1,525,887	1,824,281	4,667,791	4,320,794	1,388,091	1,262,403	
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.27	$13.43	$13.91	$12.44	$12.22	$9.90	$10.65	$9.35	$7.13	$12.37
Value at end of period	$14.40	$13.27	$13.43	$13.91	$12.44	$12.22	$9.90	$10.65	$9.35	$7.13
Number of accumulation units outstanding at end of period	250,815	314,103	357,531	397,425	472,843	527,120	606,050	692,761	777,699	812,892
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$99.16	$96.86	$95.81	$75.12	$74.95	$66.07	$61.44	$48.88	$36.63	$60.68
Value at end of period	$102.42	$99.16	$96.86	$95.81	$75.12	$74.95	$66.07	$61.44	$48.88	$36.63
Number of accumulation units outstanding at end of period	113,945	157,669	182,511	211,136	264,528	297,080	348,401	404,020	477,698	584,295
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.66	$14.71	$14.55	$13.13	$9.92	$9.00	$9.62	$8.74	$6.76	$11.33
Value at end of period	$18.70	$15.66	$14.71	$14.55	$13.13	$9.92	$9.00	$9.62	$8.74	$6.76
Number of accumulation units outstanding at end of period	663,664	855,163	979,706	1,045,520	1,159,882	1,246,234	1,402,454	1,614,112	1,850,971	1,749,544
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$17.28	$14.22	$14.92	$14.56	$10.60	$9.45	$9.89	$8.04	$6.56	$10.14
Value at end of period	$18.82	$17.28	$14.22	$14.92	$14.56	$10.60	$9.45	$9.89	$8.04	$6.56
Number of accumulation units outstanding at end of period	281,191	384,190	485,174	589,064	685,687	786,358	975,691	1,137,911	1,385,994	1,404,795
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.81	$13.04	$14.18	$13.76	$12.22	$11.05	$10.97	$9.89	$7.63	$10.98
Value at end of period	$16.05	$14.81	$13.04	$14.18	$13.76	$12.22	$11.05	$10.97	$9.89	$7.63
Number of accumulation units outstanding at end of period	1,387,218	1,732,450	1,985,678	2,354,205	2,213,326	2,339,321	2,453,412	2,382,800	2,760,884	2,565,615
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$20.29	$17.54	$18.99	$17.72	$13.37	$11.47	$11.93	$10.55	$8.36	$13.41
Value at end of period	$23.45	$20.29	$17.54	$18.99	$17.72	$13.37	$11.47	$11.93	$10.55	$8.36
Number of accumulation units outstanding at end of period	301,384	384,096	468,120	566,398	643,623	586,623	596,557	755,522	443,853	451,445
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.23	$16.14	$16.83	$15.77	$12.88	$11.66	$12.03	$10.94	$9.10	$12.12
Value at end of period	$19.81	$18.23	$16.14	$16.83	$15.77	$12.88	$11.66	$12.03	$10.94	$9.10
Number of accumulation units outstanding at end of period	2,133,008	2,554,677	3,095,046	3,960,762	1,175,556	894,306	959,336	1,123,219	979,826	1,330,884
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$11.77	$10.44	$10.89	$10.23						
Value at end of period	$12.77	$11.77	$10.44	$10.89						
Number of accumulation units outstanding at end of period	1,753,794	1,863,268	2,046,827	2,230,484						
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$47.16	$40.04	$42.01	$38.85	$29.55	$26.26	$27.34	$24.74	$20.33	$30.55
Value at end of period	$52.74	$47.16	$40.04	$42.01	$38.85	$29.55	$26.26	$27.34	$24.74	$20.33
Number of accumulation units outstanding at end of period	538,225	646,493	686,568	777,321	870,680	891,048	1,022,651	1,201,379	1,432,519	1,558,547

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$18.38	$16.57	$20.04	$20.22	$21.84	$18.68	$23.27	$19.70	$11.69	$24.43
Value at end of period	$25.82	$18.38	$16.57	$20.04	$20.22	$21.84	$18.68	$23.27	$19.70	$11.69
Number of accumulation units outstanding at end of period	797,221	1,065,489	1,217,004	1,349,828	1,541,334	1,573,188	1,616,591	1,772,314	2,344,576	2,305,399
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$30.57	$27.14	$28.51	$25.24	$19.54	$16.58	$16.58	$13.73	$11.13	$16.93
Value at end of period	$34.15	$30.57	$27.14	$28.51	$25.24	$19.54	$16.58	$16.58	$13.73	$11.13
Number of accumulation units outstanding at end of period	178,130	239,184	310,542	373,901	579,514	493,135	324,403	357,238	182,345	132,504
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$28.46	$23.83	$25.20	$23.68	$17.35	$14.89	$15.37	$12.35	$9.88	$14.36
Value at end of period	$32.30	$28.46	$23.83	$25.20	$23.68	$17.35	$14.89	$15.37	$12.35	$9.88
Number of accumulation units outstanding at end of period	534,353	673,665	818,380	878,205	1,053,583	1,007,689	1,128,312	1,514,461	1,010,425	1,055,689
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
Value at beginning of period	$26.63	$25.75	$24.65	$24.08	$20.53	$18.06	$16.86	$15.08	$11.91	$16.98
Value at end of period	$32.90	$26.63	$25.75	$24.65	$24.08	$20.53	$18.06	$16.86	$15.08	$11.91
Number of accumulation units outstanding at end of period	469,833	645,713	697,702	746,901	876,473	1,065,161	1,031,821	1,201,405	1,082,379	1,134,916
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$19.82	$20.19	$19.80	$19.75	$15.85	$13.31	$14.79	$13.00	$9.50	$16.26
Value at end of period	$26.50	$19.82	$20.19	$19.80	$19.75	$15.85	$13.31	$14.79	$13.00	$9.50
Number of accumulation units outstanding at end of period	285,246	292,021	409,943	317,463	331,199	324,660	384,623	343,403	400,384	526,642
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$77.90	$73.41	$71.05	$64.50	$53.75	$47.82	$47.32	$42.26	$32.30	$45.37
Value at end of period	$88.05	$77.90	$73.41	$71.05	$64.50	$53.75	$47.82	$47.32	$42.26	$32.30
Number of accumulation units outstanding at end of period	2,068,165	2,440,275	2,607,023	2,773,382	3,051,231	3,177,522	3,580,246	4,075,631	4,426,485	4,902,623
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$45.44	$38.95	$42.61	$40.38	$31.69	$27.54	$28.29	$25.06	$20.42	$32.34
Value at end of period	$51.87	$45.44	$38.95	$42.61	$40.38	$31.69	$27.54	$28.29	$25.06	$20.42
Number of accumulation units outstanding at end of period	675,309	891,269	958,158	1,065,732	1,208,043	1,274,037	1,569,363	1,710,923	1,863,854	1,928,956
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.29	$16.39	$15.09	$14.18	$10.39	$8.92	$9.21	$8.04	$5.74	$10.15
Value at end of period	$21.32	$16.29	$16.39	$15.09	$14.18	$10.39	$8.92	$9.21	$8.04	$5.74
Number of accumulation units outstanding at end of period	815,370	934,378	1,375,975	1,220,127	1,304,112	864,423	659,446	604,139	674,879	195,992
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.24	$14.23	$14.63	$15.07	$13.42	$11.51	$13.37	$11.96	$8.85	$17.86
Value at end of period	$17.89	$14.24	$14.23	$14.63	$15.07	$13.42	$11.51	$13.37	$11.96	$8.85
Number of accumulation units outstanding at end of period	570,796	698,488	784,644	745,966	727,325	799,252	836,742	901,392	1,037,305	1,373,994
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.39	$10.41	$10.99	$12.02	$10.20	$8.76	$10.16	$9.53	$7.36	$12.62
Value at end of period	$12.45	$10.39	$10.41	$10.99	$12.02	$10.20	$8.76	$10.16	$9.53	$7.36
Number of accumulation units outstanding at end of period	1,566,450	2,125,528	2,444,387	2,718,956	3,227,494	3,325,817	1,390,250	1,654,953	1,636,070	1,372,927
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$27.36	$25.12	$27.68	$28.99	$22.60	$18.90	$20.41	$19.29	$14.85	$25.06
Value at end of period	$31.77	$27.36	$25.12	$27.68	$28.99	$22.60	$18.90	$20.41	$19.29	$14.85
Number of accumulation units outstanding at end of period	373,233	470,148	546,425	625,174	692,056	764,758	877,409	1,057,096	1,191,389	1,253,473

Condensed Financial Information (continued)

Separate Account Annual Charges of 1.85%

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
Value at beginning of period	$11.57	$11.35	$11.68	$11.68	$10.40	$9.63	$10.19	$9.45	$7.97	$10.08
Value at end of period	$12.91	$11.57	$11.35	$11.68	$11.68	$10.40	$9.63	$10.19	$9.45	$7.97
Number of accumulation units outstanding at end of period	1,146,430	1,459,058	1,965,038	2,153,757	2,606,648	2,534,217	2,768,651	2,659,829	2,289,265	1,238,981
COLUMBIA SMALL CAP VALUE FUND VS (CLASS 2)										
Value at beginning of period	$33.18	$25.47	$27.69	$27.38	$20.81	$19.06	$20.69	$16.67	$13.58	$19.26
Value at end of period	$37.12	$33.18	$25.47	$27.69	$27.38	$20.81	$19.06	$20.69	$16.67	$13.58
Number of accumulation units outstanding at end of period	237,236	306,411	376,261	456,115	537,102	595,693	672,441	759,123	874,057	1,007,369
PROFUND VP BULL										
Value at beginning of period	$13.21	$12.28	$12.56	$11.48	$9.02	$8.07	$8.22	$7.44	$6.09	$9.96
Value at end of period	$15.48	$13.21	$12.28	$12.56	$11.48	$9.02	$8.07	$8.22	$7.44	$6.09
Number of accumulation units outstanding at end of period	91,325	116,572	134,408	149,808	186,047	199,318	212,963	224,850	250,010	272,166
PROFUND VP EUROPE 30										
Value at beginning of period	$9.20	$8.70	$9.94	$11.09	$9.29	$8.12	$9.08	$9.01	$6.94	$12.63
Value at end of period	$10.82	$9.20	$8.70	$9.94	$11.09	$9.29	$8.12	$9.08	$9.01	$6.94
Number of accumulation units outstanding at end of period	23,193	27,040	30,731	36,285	46,000	52,770	65,105	75,918	86,369	98,592
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$1.91	$2.05	$2.12	$3.10	$2.71	$2.97	$4.84	$5.88	$4.53	$7.44
Value at end of period	$1.65	$1.91	$2.05	$2.12	$3.10	$2.71	$2.97	$4.84	$5.88	$4.53
Number of accumulation units outstanding at end of period	125,982	148,378	176,013	203,038	199,518	202,966	188,087	191,041	198,055	248,147
VOYA EURO STOXX 50® INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$8.53	$8.67	$9.27	$10.45	$8.49	$7.10	$8.74	$9.80	$10.14	
Value at end of period	$10.36	$8.53	$8.67	$9.27	$10.45	$8.49	$7.10	$8.74	$9.80	
Number of accumulation units outstanding at end of period	36,084	36,407	54,075	44,010	48,418	35,554	5,141	54,869	4,104	
VOYA FTSE 100 INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$10.93	$11.33	$12.44	$13.60	$11.66	$10.31	$10.96	$10.25	$10.65	
Value at end of period	$13.05	$10.93	$11.33	$12.44	$13.60	$11.66	$10.31	$10.96	$10.25	
Number of accumulation units outstanding at end of period	10,125	8,192	23,037	14,875	3,381	3,327	4,736	9,228	798	
VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$9.75	$9.40	$9.81	$9.53	$8.55	$7.57	$8.02	$7.72	$6.05	$9.70
Value at end of period	$11.82	$9.75	$9.40	$9.81	$9.53	$8.55	$7.57	$8.02	$7.72	$6.05
Number of accumulation units outstanding at end of period	1,038,796	1,339,383	1,599,559	516,569	532,527	559,191	688,315	749,998	733,757	590,056
VOYA GLOBAL EQUITY PORTFOLIO (CLASS T)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.01	$8.71	$9.45							
Value at end of period	$10.88	$9.01	$8.71							
Number of accumulation units outstanding at end of period	93,431	114,331	141,579							
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2013)										
Value at beginning of period	$10.45	$10.00	$10.57	$10.37	$9.99					
Value at end of period	$11.75	$10.45	$10.00	$10.57	$10.37					
Number of accumulation units outstanding at end of period	172,893	211,076	233,450	296,768	2,444					

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$13.51	$13.76	$14.01	$14.28	$14.54	$14.82	$15.09	$15.37	$15.61	$15.53
Value at end of period	$13.32	$13.51	$13.76	$14.01	$14.28	$14.54	$14.82	$15.09	$15.37	$15.61
Number of accumulation units outstanding at end of period	522,782	653,798	731,139	760,073	982,804	1,650,489	1,459,797	1,453,004	1,956,517	3,532,830
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.37	$14.34	$14.88	$13.76	$10.77	$9.53	$9.99			
Value at end of period	$18.08	$15.37	$14.34	$14.88	$13.76	$10.77	$9.53			
Number of accumulation units outstanding at end of period	1,952,536	2,511,463	2,907,230	3,272,252	3,997,845	4,522,820	5,120,278			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$13.78	$12.83	$13.28	$12.26	$9.58	$8.45	$8.66	$7.75	$6.07	$9.95
Value at end of period	$16.24	$13.78	$12.83	$13.28	$12.26	$9.58	$8.45	$8.66	$7.75	$6.07
Number of accumulation units outstanding at end of period	1,539,563	1,912,631	2,262,818	2,651,950	3,277,124	3,890,208	4,564,455	2,961,017	3,239,497	2,455,632
VOYA HANG SENG INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.39	$13.24	$14.23	$14.02	$13.76	$10.92	$13.64	$12.92	$9.99	
Value at end of period	$18.31	$13.39	$13.24	$14.23	$14.02	$13.76	$10.92	$13.64	$12.92	
Number of accumulation units outstanding at end of period	34,759	39,895	50,595	49,455	50,933	89,212	69,593	125,473	99,482	
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$19.05	$16.93	$17.60	$17.73	$17.10	$15.28	$14.91	$13.29	$9.07	$11.92
Value at end of period	$19.85	$19.05	$16.93	$17.60	$17.73	$17.10	$15.28	$14.91	$13.29	$9.07
Number of accumulation units outstanding at end of period	534,819	698,700	826,797	984,839	1,127,498	1,378,018	1,526,830	1,629,416	1,489,967	1,757,351
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$16.04	$14.86	$15.04	$13.50	$10.37	$9.26	$9.46	$8.48	$7.03	$11.44
Value at end of period	$19.57	$16.04	$14.86	$15.04	$13.50	$10.37	$9.26	$9.46	$8.48	$7.03
Number of accumulation units outstanding at end of period	229,971	280,295	393,071	471,692	507,579	571,288	647,519	724,865	802,033	872,801
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$21.65	$18.72	$19.48	$18.15	$13.78	$11.96	$12.36	$10.35	$8.02	$13.13
Value at end of period	$24.08	$21.65	$18.72	$19.48	$18.15	$13.78	$11.96	$12.36	$10.35	$8.02
Number of accumulation units outstanding at end of period	86,812	103,379	114,208	144,007	171,385	192,163	232,342	261,091	316,701	375,334
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$21.25	$17.05	$17.99	$17.42	$12.47	$11.33	$11.66	$9.70	$7.94	$12.19
Value at end of period	$22.86	$21.25	$17.05	$17.99	$17.42	$12.47	$11.33	$11.66	$9.70	$7.94
Number of accumulation units outstanding at end of period	67,355	75,009	86,182	112,392	139,653	152,895	178,905	198,366	221,306	284,209
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$14.77	$14.45	$14.68	$14.05	$14.37	$13.42	$12.74	$11.85	$10.85	$12.10
Value at end of period	$15.19	$14.77	$14.45	$14.68	$14.05	$14.37	$13.42	$12.74	$11.85	$10.85
Number of accumulation units outstanding at end of period	3,257,767	3,793,875	4,326,145	4,886,932	1,442,354	1,570,672	1,806,469	1,963,729	2,071,861	2,271,231
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$9.20	$9.34	$9.66	$10.41						
Value at end of period	$11.22	$9.20	$9.34	$9.66						
Number of accumulation units outstanding at end of period	1,899,283	2,368,835	2,867,401	1,735,974						
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$8.37	$8.49	$8.74	$9.49	$7.98	$6.87	$7.99	$7.56	$6.04	$10.27
Value at end of period	$10.24	$8.37	$8.49	$8.74	$9.49	$7.98	$6.87	$7.99	$7.56	$6.04
Number of accumulation units outstanding at end of period	55,331	84,986	88,959	115,092	159,292	114,986	132,802	233,418	250,060	44,123

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA JAPAN TOPIX INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$12.24	$12.12	$11.17	$12.04	$9.83	$9.30	$10.99	$9.85	$9.77	
Value at end of period	$15.07	$12.24	$12.12	$11.17	$12.04	$9.83	$9.30	$10.99	$9.85	
Number of accumulation units outstanding at end of period	11,795	17,737	17,068	7,162	15,116	7,186	13,497	41,311	696	
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$15.36	$15.15	$14.60	$13.16	$10.29	$10.27				
Value at end of period	$19.45	$15.36	$15.15	$14.60	$13.16	$10.29				
Number of accumulation units outstanding at end of period	3,353,769	4,255,073	5,158,352	6,001,644	7,219,952	8,294,308				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$23.70	$23.29	$22.36	$20.10	$15.67	$13.56	$13.51	$12.04	$8.61	$12.11
Value at end of period	$30.11	$23.70	$23.29	$22.36	$20.10	$15.67	$13.56	$13.51	$12.04	$8.61
Number of accumulation units outstanding at end of period	1,428,454	1,844,458	2,218,742	2,651,985	1,391,748	784,960	913,634	305,317	290,470	47,804
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.19	$14.52	$15.51	$14.41	$11.23	$10.01	$10.04			
Value at end of period	$17.99	$16.19	$14.52	$15.51	$14.41	$11.23	$10.01			
Number of accumulation units outstanding at end of period	1,790,413	2,318,155	2,785,888	3,050,623	2,667,129	350,796	327,575			
VOYA LIMITED MATURITY BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$19.79	$19.91	$20.17	$20.41	$20.65	$20.73	$20.88	$20.62	$19.61	$20.02
Value at end of period	$19.66	$19.79	$19.91	$20.17	$20.41	$20.65	$20.73	$20.88	$20.62	$19.61
Number of accumulation units outstanding at end of period	30,704	36,676	38,505	42,309	81,249	87,059	103,048	121,458	137,918	160,889
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$17.39	$16.56	$16.83	$15.79	$12.22	$10.93	$11.22	$8.80	$6.35	$10.40
Value at end of period	$21.30	$17.39	$16.56	$16.83	$15.79	$12.22	$10.93	$11.22	$8.80	$6.35
Number of accumulation units outstanding at end of period	1,802,688	901,506	1,088,228	1,229,446	1,467,760	1,398,446	1,536,337	1,723,943	1,726,452	1,851,371
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.48	$16.41	$16.81	$14.89	$11.65	$10.76	$11.48	$10.10	$8.29	$12.94
Value at end of period	$20.83	$17.48	$16.41	$16.81	$14.89	$11.65	$10.76	$11.48	$10.10	$8.29
Number of accumulation units outstanding at end of period	94,692	118,315	150,585	137,539	177,587	204,852	222,223	230,935	321,785	349,592
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.24	$9.97	$10.24	$9.85	$9.62	$9.08	$8.80	$8.31	$8.25	
Value at end of period	$10.83	$10.24	$9.97	$10.24	$9.85	$9.62	$9.08	$8.80	$8.31	
Number of accumulation units outstanding at end of period	938,482	961,253	1,002,100	1,107,333	1,223,862	1,299,357	1,305,965	1,266,984	958,878	
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.45	$12.77	$13.28	$12.84	$11.03	$9.95	$10.26	$9.36	$9.21	
Value at end of period	$15.40	$13.45	$12.77	$13.28	$12.84	$11.03	$9.95	$10.26	$9.36	
Number of accumulation units outstanding at end of period	4,151,707	5,254,180	6,394,120	7,107,605	8,486,980	9,182,497	9,731,750	10,459,517	11,143,360	
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.46	$12.84	$13.29	$12.81	$11.28	$10.30	$10.48	$9.62	$9.49	
Value at end of period	$15.13	$13.46	$12.84	$13.29	$12.81	$11.28	$10.30	$10.48	$9.62	
Number of accumulation units outstanding at end of period	2,920,161	3,910,644	4,799,197	5,467,152	6,466,476	6,578,288	7,226,734	7,809,734	7,294,923	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.86	$12.38	$12.82	$12.41	$11.49	$10.62	$10.59	$9.85	$9.75	
Value at end of period	$14.11	$12.86	$12.38	$12.82	$12.41	$11.49	$10.62	$10.59	$9.85	
Number of accumulation units outstanding at end of period	1,755,491	2,021,135	2,436,398	2,717,080	3,300,270	3,877,968	4,431,415	4,645,124	5,966,132	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.12	$24.08	$22.85	$20.64	$15.97	$14.24	$13.96	$12.65	$10.19	
Value at end of period	$32.29	$25.12	$24.08	$22.85	$20.64	$15.97	$14.24	$13.96	$12.65	
Number of accumulation units outstanding at end of period	462,816	574,022	639,919	643,055	724,614	802,994	952,472	1,118,327	1,216,920	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$15.69	$14.43	$14.45	$13.07	$10.11	$8.93	$8.91	$8.11	$6.69	$10.09
Value at end of period	$18.83	$15.69	$14.43	$14.45	$13.07	$10.11	$8.93	$8.91	$8.11	$6.69
Number of accumulation units outstanding at end of period	667,375	956,863	1,060,426	1,039,785	988,513	971,614	1,039,503	1,252,326	1,447,166	142,907
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$23.21	$20.51	$21.71	$19.71	$15.28	$13.43	$13.60	$12.47	$10.41	
Value at end of period	$25.79	$23.21	$20.51	$21.71	$19.71	$15.28	$13.43	$13.60	$12.47	
Number of accumulation units outstanding at end of period	389,508	475,690	505,701	106,060	112,900	105,424	107,279	77,313	45,506	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.67	$24.48	$25.14	$23.06	$17.41	$15.36	$16.00	$12.95	$9.75	
Value at end of period	$31.33	$25.67	$24.48	$25.14	$23.06	$17.41	$15.36	$16.00	$12.95	
Number of accumulation units outstanding at end of period	411,716	505,625	468,949	476,842	533,218	589,336	660,983	749,319	800,975	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.32	$15.60	$16.40	$14.86	$11.31	$9.87	$10.27	$8.38	$6.11	$10.36
Value at end of period	$20.01	$17.32	$15.60	$16.40	$14.86	$11.31	$9.87	$10.27	$8.38	$6.11
Number of accumulation units outstanding at end of period	231,171	327,536	304,329	328,693	267,745	274,996	330,290	301,368	214,814	85,469
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.63	$14.87	$15.91	$15.49	$11.40	$10.03	$10.66	$8.62	$6.95	$10.06
Value at end of period	$19.72	$17.63	$14.87	$15.91	$15.49	$11.40	$10.03	$10.66	$8.62	$6.95
Number of accumulation units outstanding at end of period	354,036	515,319	540,381	535,141	644,777	581,385	663,426	764,004	555,415	530,429
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$15.39	$13.86	$14.28	$13.81	$10.14	$8.99	$9.11	$7.03	$5.48	$8.54
Value at end of period	$17.89	$15.39	$13.86	$14.28	$13.81	$10.14	$8.99	$9.11	$7.03	$5.48
Number of accumulation units outstanding at end of period	193,095	262,327	314,687	390,720	487,386	556,136	635,815	707,541	788,008	866,019
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.32	$15.85	$16.32	$15.64	$11.60	$10.35	$10.83	$8.90	$7.13	$10.08
Value at end of period	$21.05	$19.32	$15.85	$16.32	$15.64	$11.60	$10.35	$10.83	$8.90	$7.13
Number of accumulation units outstanding at end of period	116,546	159,255	162,670	149,135	219,885	217,615	328,273	233,282	187,829	123,785
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$9.99	$9.58	$10.03							
Value at end of period	$11.58	$9.99	$9.58							
Number of accumulation units outstanding at end of period	652,191	818,467	929,841							

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.35	$11.33	$11.54	$11.15	$11.68	$11.49	$10.95	$10.53	$10.17	$10.04
Value at end of period	$11.47	$11.35	$11.33	$11.54	$11.15	$11.68	$11.49	$10.95	$10.53	$10.17
Number of accumulation units outstanding at end of period	331,139	579,984	664,894	651,548	565,049	633,291	807,129	681,132	874,710	831,230
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$19.46	$18.82	$20.19	$19.72	$14.47	$12.32	$12.28	$9.89	$7.45	$12.92
Value at end of period	$24.49	$19.46	$18.82	$20.19	$19.72	$14.47	$12.32	$12.28	$9.89	$7.45
Number of accumulation units outstanding at end of period	246,398	315,159	408,926	470,337	547,406	469,290	523,132	616,566	720,914	518,944
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$10.99	$10.81	$11.31	$11.24	$12.54	$12.01	$10.92	$10.55	$9.87	
Value at end of period	$11.06	$10.99	$10.81	$11.31	$11.24	$12.54	$12.01	$10.92	$10.55	
Number of accumulation units outstanding at end of period	338,267	385,280	492,179	534,504	686,035	1,161,464	1,159,417	692,595	241,705	
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.20	$13.36	$13.85	$12.39	$12.18	$9.87	$10.62	$9.33	$7.12	$12.36
Value at end of period	$14.32	$13.20	$13.36	$13.85	$12.39	$12.18	$9.87	$10.62	$9.33	$7.12
Number of accumulation units outstanding at end of period	82,178	100,218	139,132	158,295	156,071	175,228	194,704	250,058	350,244	383,538
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$97.76	$95.54	$94.56	$74.18	$74.05	$65.30	$60.76	$48.37	$36.26	$60.10
Value at end of period	$100.93	$97.76	$95.54	$94.56	$74.18	$74.05	$65.30	$60.76	$48.37	$36.26
Number of accumulation units outstanding at end of period	64,287	89,307	102,482	122,799	150,515	174,332	213,189	261,299	303,244	351,231
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.58	$14.64	$14.48	$13.08	$9.89	$8.97	$9.59	$8.72	$6.75	$11.32
Value at end of period	$18.59	$15.58	$14.64	$14.48	$13.08	$9.89	$8.97	$9.59	$8.72	$6.75
Number of accumulation units outstanding at end of period	240,158	314,009	316,629	355,972	384,836	406,272	450,004	516,509	531,825	490,643
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$17.18	$14.15	$14.86	$14.51	$10.56	$9.42	$9.86	$8.02	$6.55	$10.13
Value at end of period	$18.71	$17.18	$14.15	$14.86	$14.51	$10.56	$9.42	$9.86	$8.02	$6.55
Number of accumulation units outstanding at end of period	148,562	181,876	224,508	255,906	298,086	300,767	344,970	437,170	485,588	707,626
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.73	$12.98	$14.12	$13.70	$12.18	$11.02	$10.95	$9.87	$7.62	$10.97
Value at end of period	$15.96	$14.73	$12.98	$14.12	$13.70	$12.18	$11.02	$10.95	$9.87	$7.62
Number of accumulation units outstanding at end of period	502,039	645,447	675,384	809,408	769,242	783,496	844,774	820,797	1,016,726	768,295
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$20.14	$17.42	$18.87	$17.62	$13.30	$11.42	$11.88	$10.51	$8.33	$13.37
Value at end of period	$23.26	$20.14	$17.42	$18.87	$17.62	$13.30	$11.42	$11.88	$10.51	$8.33
Number of accumulation units outstanding at end of period	774,365	941,431	1,126,947	1,284,647	1,486,234	1,683,954	1,958,358	2,089,804	2,199,381	2,360,477
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.12	$16.06	$16.75	$15.70	$12.83	$11.62	$12.00	$10.91	$9.08	$12.11
Value at end of period	$19.68	$18.12	$16.06	$16.75	$15.70	$12.83	$11.62	$12.00	$10.91	$9.08
Number of accumulation units outstanding at end of period	823,190	1,081,870	1,294,225	1,536,547	434,828	437,246	472,601	515,888	545,405	602,759
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$11.75	$10.43	$10.89	$10.32						
Value at end of period	$12.74	$11.75	$10.43	$10.89						
Number of accumulation units outstanding at end of period	1,071,193	1,307,173	1,518,985	1,735,974						

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$46.60	$39.59	$41.56	$38.45	$29.26	$26.02	$27.10	$24.54	$20.17	$30.33
Value at end of period	$52.10	$46.60	$39.59	$41.56	$38.45	$29.26	$26.02	$27.10	$24.54	$20.17
Number of accumulation units outstanding at end of period	171,988	205,426	217,724	257,145	300,696	317,915	378,441	480,043	498,320	550,028
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$18.20	$16.42	$19.87	$20.06	$21.68	$18.55	$23.12	$19.58	$11.63	$24.31
Value at end of period	$25.56	$18.20	$16.42	$19.87	$20.06	$21.68	$18.55	$23.12	$19.58	$11.63
Number of accumulation units outstanding at end of period	329,844	389,629	403,860	461,734	544,042	678,671	757,491	755,381	952,923	984,359
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$24.81	$22.04	$23.16	$20.52	$15.89	$13.49	$13.50	$11.18	$9.07	$13.80
Value at end of period	$27.70	$24.81	$22.04	$23.16	$20.52	$15.89	$13.49	$13.50	$11.18	$9.07
Number of accumulation units outstanding at end of period	131,915	177,594	208,122	261,685	354,488	233,819	221,392	177,381	111,572	53,583
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$28.25	$23.67	$25.04	$23.54	$17.26	$14.82	$15.30	$12.30	$9.84	$14.31
Value at end of period	$32.04	$28.25	$23.67	$25.04	$23.54	$17.26	$14.82	$15.30	$12.30	$9.84
Number of accumulation units outstanding at end of period	191,048	266,022	335,660	330,444	402,749	397,444	439,797	544,852	462,993	502,354
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
Value at beginning of period	$26.43	$25.57	$24.49	$23.94	$20.42	$17.97	$16.79	$15.02	$11.87	$16.93
Value at end of period	$32.64	$26.43	$25.57	$24.49	$23.94	$20.42	$17.97	$16.79	$15.02	$11.87
Number of accumulation units outstanding at end of period	299,019	340,649	333,964	393,959	420,592	490,460	568,944	604,358	581,099	638,483
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$17.74	$18.08	$17.74	$17.70	$14.22	$11.94	$13.28	$11.68	$8.54	$14.62
Value at end of period	$23.70	$17.74	$18.08	$17.74	$17.70	$14.22	$11.94	$13.28	$11.68	$8.54
Number of accumulation units outstanding at end of period	157,749	169,823	237,377	199,476	240,652	194,512	224,975	211,590	222,438	260,441
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$76.80	$72.42	$70.12	$63.69	$53.10	$47.26	$46.80	$41.81	$31.97	$44.94
Value at end of period	$86.77	$76.80	$72.42	$70.12	$63.69	$53.10	$47.26	$46.80	$41.81	$31.97
Number of accumulation units outstanding at end of period	701,202	929,880	1,066,029	1,153,173	1,309,807	1,414,980	1,658,943	1,951,488	2,013,479	2,269,322
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$44.80	$38.43	$42.05	$39.87	$31.31	$27.22	$27.98	$24.80	$20.21	$32.03
Value at end of period	$51.11	$44.80	$38.43	$42.05	$39.87	$31.31	$27.22	$27.98	$24.80	$20.21
Number of accumulation units outstanding at end of period	377,023	492,093	562,014	658,632	793,243	888,427	1,049,862	1,115,772	1,191,045	1,310,977
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.21	$16.31	$15.04	$14.13	$10.36	$8.90	$9.19	$8.03	$5.74	$10.14
Value at end of period	$21.21	$16.21	$16.31	$15.04	$14.13	$10.36	$8.90	$9.19	$8.03	$5.74
Number of accumulation units outstanding at end of period	530,024	545,311	506,457	402,042	458,852	493,188	388,192	369,012	274,869	101,945
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.16	$14.16	$14.56	$15.00	$13.37	$11.47	$13.33	$11.93	$8.84	$17.83
Value at end of period	$17.77	$14.16	$14.16	$14.56	$15.00	$13.37	$11.47	$13.33	$11.93	$8.84
Number of accumulation units outstanding at end of period	259,560	273,351	326,501	328,768	356,914	402,114	443,773	468,827	516,454	642,231
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.33	$10.36	$10.94	$11.97	$10.17	$8.73	$10.14	$9.51	$7.35	$12.61
Value at end of period	$12.37	$10.33	$10.36	$10.94	$11.97	$10.17	$8.73	$10.14	$9.51	$7.35
Number of accumulation units outstanding at end of period	1,425,356	1,753,233	2,127,087	2,375,621	2,649,402	2,970,424	803,127	926,890	994,252	962,270
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$27.03	$24.83	$27.37	$28.68	$22.37	$18.72	$20.22	$19.12	$14.72	$24.87
Value at end of period	$31.36	$27.03	$24.83	$27.37	$28.68	$22.37	$18.72	$20.22	$19.12	$14.72
Number of accumulation units outstanding at end of period	204,405	254,951	318,416	359,915	394,962	452,832	488,659	572,904	606,331	632,626

Condensed Financial Information (continued)

Separate Account Annual Charges of 1.95%

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
Value at beginning of period	$11.46	$11.26	$11.60	$11.61	$10.35	$9.60	$10.16	$9.44	$7.96	$10.08
Value at end of period	$12.78	$11.46	$11.26	$11.60	$11.61	$10.35	$9.60	$10.16	$9.44	$7.96
Number of accumulation units outstanding at end of period	5,173,204	5,827,444	6,487,425	7,001,985	7,660,611	8,364,885	9,163,770	9,731,707	8,786,491	4,810,195
COLUMBIA SMALL CAP VALUE FUND VS (CLASS 2)										
Value at beginning of period	$32.72	$25.14	$27.37	$27.08	$20.61	$18.89	$20.53	$16.55	$13.51	$19.17
Value at end of period	$36.57	$32.72	$25.14	$27.37	$27.08	$20.61	$18.89	$20.53	$16.55	$13.51
Number of accumulation units outstanding at end of period	132,769	176,425	197,472	225,564	261,948	307,378	337,456	373,700	427,908	464,506
PROFUND VP BULL										
Value at beginning of period	$13.00	$12.09	$12.39	$11.34	$8.91	$7.98	$8.14	$7.37	$6.05	$9.89
Value at end of period	$15.22	$13.00	$12.09	$12.39	$11.34	$8.91	$7.98	$8.14	$7.37	$6.05
Number of accumulation units outstanding at end of period	5,903	9,319	9,826	11,653	13,868	20,716	22,523	24,279	28,304	30,665
PROFUND VP EUROPE 30										
Value at beginning of period	$9.06	$8.57	$9.81	$10.95	$9.18	$8.03	$8.99	$8.93	$6.88	$12.54
Value at end of period	$10.63	$9.06	$8.57	$9.81	$10.95	$9.18	$8.03	$8.99	$8.93	$6.88
Number of accumulation units outstanding at end of period	11,255	18,559	21,719	24,374	28,396	28,697	32,153	42,989	44,665	76,510
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$1.88	$2.03	$2.10	$3.07	$2.69	$2.95	$4.81	$5.84	$4.50	$7.41
Value at end of period	$1.63	$1.88	$2.03	$2.10	$3.07	$2.69	$2.95	$4.81	$5.84	$4.50
Number of accumulation units outstanding at end of period	63,794	73,774	80,163	90,860	86,469	94,360	95,656	97,550	99,495	112,208
VOYA EURO STOXX 50® INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$8.46	$8.62	$9.22	$10.41	$8.46	$7.08	$8.73	$9.80	$10.14	
Value at end of period	$10.28	$8.46	$8.62	$9.22	$10.41	$8.46	$7.08	$8.73	$9.80	
Number of accumulation units outstanding at end of period	157,022	129,708	238,079	183,355	152,630	75,712	26,556	55,335	1,623	
VOYA FTSE 100 INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$10.85	$11.26	$12.37	$13.55	$11.62	$10.29	$10.94	$10.25	$10.65	
Value at end of period	$12.94	$10.85	$11.26	$12.37	$13.55	$11.62	$10.29	$10.94	$10.25	
Number of accumulation units outstanding at end of period	20,978	23,736	28,940	21,967	18,411	15,614	15,765	14,590	3,105	
VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$9.66	$9.32	$9.75	$9.48	$8.51	$7.54	$8.00	$7.70	$6.05	$9.95
Value at end of period	$11.70	$9.66	$9.32	$9.75	$9.48	$8.51	$7.54	$8.00	$7.70	$6.05
Number of accumulation units outstanding at end of period	3,067,180	3,635,796	4,206,090	1,315,959	1,351,286	1,712,067	1,959,001	2,253,901	2,629,207	2,551,491
VOYA GLOBAL EQUITY PORTFOLIO (CLASS T)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.00	$8.70	$9.44							
Value at end of period	$10.85	$9.00	$8.70							
Number of accumulation units outstanding at end of period	356,157	440,814	573,289							
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$10.41	$9.97	$10.55	$10.37	$10.12					
Value at end of period	$11.70	$10.41	$9.97	$10.55	$10.37					
Number of accumulation units outstanding at end of period	1,151,625	1,345,928	1,419,387	1,570,657	32,857					

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$13.14	$13.38	$13.65	$13.92	$14.19	$14.47	$14.76	$15.05	$15.30	$15.23
Value at end of period	$12.93	$13.14	$13.38	$13.65	$13.92	$14.19	$14.47	$14.76	$15.05	$15.30
Number of accumulation units outstanding at end of period	1,961,634	2,477,085	2,506,704	2,588,669	2,922,458	3,294,219	4,195,103	3,726,691	4,944,633	6,218,579
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.28	$14.26	$14.82	$13.71	$10.75	$9.52	$9.99			
Value at end of period	$17.95	$15.28	$14.26	$14.82	$13.71	$10.75	$9.52			
Number of accumulation units outstanding at end of period	5,222,184	6,224,969	6,985,998	7,716,712	8,750,030	9,694,786	10,457,228			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$13.65	$12.72	$13.19	$12.18	$9.53	$8.42	$8.63	$7.73	$6.06	$9.95
Value at end of period	$16.07	$13.65	$12.72	$13.19	$12.18	$9.53	$8.42	$8.63	$7.73	$6.06
Number of accumulation units outstanding at end of period	1,736,583	2,079,095	2,385,053	2,666,593	3,011,498	3,315,956	3,801,889	1,358,805	1,432,459	613,853
VOYA HANG SENG INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.29	$13.15	$14.15	$13.95	$13.70	$10.89	$13.61	$12.91	$9.99	
Value at end of period	$18.15	$13.29	$13.15	$14.15	$13.95	$13.70	$10.89	$13.61	$12.91	
Number of accumulation units outstanding at end of period	236,149	257,536	292,008	295,297	225,210	208,315	263,363	514,972	297,731	
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$18.80	$16.73	$17.42	$17.56	$16.95	$15.16	$14.81	$13.22	$9.03	$11.88
Value at end of period	$19.58	$18.80	$16.73	$17.42	$17.56	$16.95	$15.16	$14.81	$13.22	$9.03
Number of accumulation units outstanding at end of period	847,560	1,057,015	1,139,664	1,313,134	1,631,758	1,961,472	1,686,591	1,761,365	908,647	1,056,910
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$15.79	$14.64	$14.84	$13.33	$10.25	$9.16	$9.37	$8.41	$6.97	$11.36
Value at end of period	$19.25	$15.79	$14.64	$14.84	$13.33	$10.25	$9.16	$9.37	$8.41	$6.97
Number of accumulation units outstanding at end of period	351,916	454,838	494,087	577,988	667,716	717,363	789,755	927,565	995,207	1,099,093
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$24.59	$21.28	$22.16	$20.68	$15.71	$13.65	$14.12	$11.84	$9.19	$15.05
Value at end of period	$27.31	$24.59	$21.28	$22.16	$20.68	$15.71	$13.65	$14.12	$11.84	$9.19
Number of accumulation units outstanding at end of period	210,597	257,260	286,737	345,853	424,255	480,684	546,385	609,244	668,326	721,208
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$25.21	$20.24	$21.39	$20.73	$14.86	$13.51	$13.92	$11.59	$9.49	$14.59
Value at end of period	$27.10	$25.21	$20.24	$21.39	$20.73	$14.86	$13.51	$13.92	$11.59	$9.49
Number of accumulation units outstanding at end of period	193,785	229,986	251,332	285,723	324,645	365,803	403,302	440,060	470,167	505,902
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$14.55	$14.25	$14.49	$13.88	$14.21	$13.29	$12.63	$11.76	$10.78	$12.03
Value at end of period	$14.95	$14.55	$14.25	$14.49	$13.88	$14.21	$13.29	$12.63	$11.76	$10.78
Number of accumulation units outstanding at end of period	13,476,347	15,191,718	16,714,161	18,475,409	5,636,117	5,524,443	5,863,796	6,206,308	6,451,426	5,718,407
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$9.18	$9.32	$9.65	$10.16						
Value at end of period	$11.18	$9.18	$9.32	$9.65						
Number of accumulation units outstanding at end of period	4,931,767	5,752,384	6,577,170	5,189,083						
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$8.30	$8.42	$8.68	$9.43	$7.95	$6.84	$7.97	$7.55	$6.04	$10.30
Value at end of period	$10.13	$8.30	$8.42	$8.68	$9.43	$7.95	$6.84	$7.97	$7.55	$6.04
Number of accumulation units outstanding at end of period	176,942	246,799	302,841	357,580	475,874	407,661	371,833	571,744	540,619	72,627

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA JAPAN TOPIX INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$12.15	$12.04	$11.11	$11.98	$9.79	$9.28	$10.97	$9.85	$9.77	
Value at end of period	$14.94	$12.15	$12.04	$11.11	$11.98	$9.79	$9.28	$10.97	$9.85	
Number of accumulation units outstanding at end of period	67,301	65,921	153,943	70,837	80,535	35,526	30,902	33,251	2,545	
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$15.29	$15.09	$14.56	$13.13	$10.28	$10.32				
Value at end of period	$19.34	$15.29	$15.09	$14.56	$13.13	$10.28				
Number of accumulation units outstanding at end of period	7,707,085	9,702,824	11,096,157	12,463,566	13,991,615	15,574,620				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$23.40	$23.01	$22.12	$19.90	$15.54	$13.45	$13.42	$11.98	$8.57	$12.07
Value at end of period	$29.69	$23.40	$23.01	$22.12	$19.90	$15.54	$13.45	$13.42	$11.98	$8.57
Number of accumulation units outstanding at end of period	3,073,755	3,955,528	4,615,993	5,422,863	3,611,717	883,032	1,038,029	641,795	404,582	28,155
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.09	$14.45	$15.45	$14.36	$11.21	$10.00	$10.04			
Value at end of period	$17.86	$16.09	$14.45	$15.45	$14.36	$11.21	$10.00			
Number of accumulation units outstanding at end of period	3,519,373	4,372,038	5,077,333	4,852,661	2,061,174	360,984	195,176			
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$17.11	$16.31	$16.59	$15.59	$12.07	$10.81	$11.11	$8.72	$6.31	$10.33
Value at end of period	$20.94	$17.11	$16.31	$16.59	$15.59	$12.07	$10.81	$11.11	$8.72	$6.31
Number of accumulation units outstanding at end of period	2,312,735	1,336,074	1,548,014	1,692,293	2,042,615	1,366,532	1,287,437	1,172,403	647,451	576,021
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.27	$16.23	$16.65	$14.76	$11.56	$10.69	$11.42	$10.05	$8.26	$12.90
Value at end of period	$20.56	$17.27	$16.23	$16.65	$14.76	$11.56	$10.69	$11.42	$10.05	$8.26
Number of accumulation units outstanding at end of period	225,734	283,009	319,579	255,728	168,358	177,578	215,052	214,959	192,048	210,718
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.17	$9.91	$10.18	$9.81	$9.59	$9.06	$8.78	$8.31	$8.25	
Value at end of period	$10.74	$10.17	$9.91	$10.18	$9.81	$9.59	$9.06	$8.78	$8.31	
Number of accumulation units outstanding at end of period	2,922,347	3,508,193	4,109,542	4,335,215	4,738,284	5,638,432	5,987,264	4,845,565	4,777,187	
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.35	$12.69	$13.21	$12.79	$10.99	$9.92	$10.25	$9.36	$9.21	
Value at end of period	$15.27	$13.35	$12.69	$13.21	$12.79	$10.99	$9.92	$10.25	$9.36	
Number of accumulation units outstanding at end of period	19,398,057	23,818,393	26,764,293	29,932,322	33,789,179	36,373,432	38,938,265	41,710,174	44,762,701	
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.36	$12.76	$13.22	$12.76	$11.24	$10.28	$10.47	$9.62	$9.49	
Value at end of period	$15.01	$13.36	$12.76	$13.22	$12.76	$11.24	$10.28	$10.47	$9.62	
Number of accumulation units outstanding at end of period	13,119,364	15,470,560	17,405,244	19,408,440	21,267,493	22,887,896	24,435,172	26,143,151	27,731,127	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.76	$12.30	$12.75	$12.35	$11.45	$10.59	$10.58	$9.85	$9.75	
Value at end of period	$13.99	$12.76	$12.30	$12.75	$12.35	$11.45	$10.59	$10.58	$9.85	
Number of accumulation units outstanding at end of period	6,205,476	7,356,021	8,133,601	8,883,679	10,216,292	11,171,797	11,686,641	12,734,746	13,459,100	

Condensed Financial Information (continued)

	2017	**2016**	**2015**	**2014**	**2013**	**2012**	**2011**	**2010**	**2009**	**2008**
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$24.93	$23.91	$22.71	$20.54	$15.91	$14.20	$13.94	$12.64	$10.20	
Value at end of period	$32.00	$24.93	$23.91	$22.71	$20.54	$15.91	$14.20	$13.94	$12.64	
Number of accumulation units outstanding at end of period	500,685	562,681	575,863	516,244	361,025	374,387	322,048	302,452	315,447	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$15.55	$14.32	$14.35	$13.00	$10.06	$8.90	$8.89	$8.09	$6.68	$10.31
Value at end of period	$18.64	$15.55	$14.32	$14.35	$13.00	$10.06	$8.90	$8.89	$8.09	$6.68
Number of accumulation units outstanding at end of period	856,428	1,102,105	1,152,299	1,396,600	1,209,955	1,222,419	1,182,523	1,491,909	1,537,427	185,841
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$23.03	$20.37	$21.59	$19.62	$15.22	$13.39	$13.58	$12.46	$10.54	
Value at end of period	$25.56	$23.03	$20.37	$21.59	$19.62	$15.22	$13.39	$13.58	$12.46	
Number of accumulation units outstanding at end of period	614,821	733,668	820,315	424,035	343,597	298,911	226,688	202,476	154,282	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.47	$24.31	$24.99	$22.95	$17.35	$15.32	$15.97	$12.94	$10.14	
Value at end of period	$31.05	$25.47	$24.31	$24.99	$22.95	$17.35	$15.32	$15.97	$12.94	
Number of accumulation units outstanding at end of period	491,085	585,651	639,138	610,425	697,927	736,610	750,346	801,914	789,109	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.17	$15.48	$16.29	$14.77	$11.25	$9.84	$10.24	$8.36	$6.11	$10.40
Value at end of period	$19.81	$17.17	$15.48	$16.29	$14.77	$11.25	$9.84	$10.24	$8.36	$6.11
Number of accumulation units outstanding at end of period	962,884	1,198,511	1,109,450	1,021,483	868,183	844,587	844,438	971,877	727,369	303,340
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.47	$14.75	$15.80	$15.39	$11.35	$9.99	$10.63	$8.60	$6.94	$10.16
Value at end of period	$19.53	$17.47	$14.75	$15.80	$15.39	$11.35	$9.99	$10.63	$8.60	$6.94
Number of accumulation units outstanding at end of period	663,523	856,369	905,581	869,741	1,017,389	932,748	887,230	1,007,545	845,599	553,373
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$15.14	$13.65	$14.09	$13.64	$10.02	$8.90	$9.02	$6.97	$5.44	$8.48
Value at end of period	$17.59	$15.14	$13.65	$14.09	$13.64	$10.02	$8.90	$9.02	$6.97	$5.44
Number of accumulation units outstanding at end of period	59,695	77,386	95,865	115,289	140,732	163,092	175,561	196,291	224,324	248,212
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.15	$15.73	$16.21	$15.55	$11.55	$10.31	$10.80	$8.88	$7.12	$10.13
Value at end of period	$20.84	$19.15	$15.73	$16.21	$15.55	$11.55	$10.31	$10.80	$8.88	$7.12
Number of accumulation units outstanding at end of period	399,868	454,851	424,767	455,788	534,209	612,548	676,236	730,562	637,166	317,965
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$9.97	$9.58	$10.03							
Value at end of period	$11.55	$9.97	$9.58							
Number of accumulation units outstanding at end of period	4,991,320	5,855,715	6,500,658							
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.25	$11.24	$11.46	$11.08	$11.63	$11.45	$10.92	$10.51	$10.16	$10.03
Value at end of period	$11.36	$11.25	$11.24	$11.46	$11.08	$11.63	$11.45	$10.92	$10.51	$10.16
Number of accumulation units outstanding at end of period	1,010,822	1,308,949	1,335,118	1,250,994	1,031,367	1,389,261	1,678,619	1,352,838	1,454,753	808,243

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$19.23	$18.62	$19.99	$19.54	$14.35	$12.23	$12.21	$9.84	$7.42	$12.89
Value at end of period	$24.18	$19.23	$18.62	$19.99	$19.54	$14.35	$12.23	$12.21	$9.84	$7.42
Number of accumulation units outstanding at end of period	965,955	1,166,089	1,372,191	1,576,303	1,869,863	1,743,326	1,832,414	1,920,312	2,034,794	1,705,281
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$10.91	$10.74	$11.24	$11.18	$12.49	$11.98	$10.91	$10.54	$9.88	
Value at end of period	$10.96	$10.91	$10.74	$11.24	$11.18	$12.49	$11.98	$10.91	$10.54	
Number of accumulation units outstanding at end of period	1,262,876	1,442,586	1,449,781	1,610,349	1,844,662	3,069,280	3,095,975	1,335,718	736,563	
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.06	$13.23	$13.73	$12.30	$12.09	$9.82	$10.57	$9.29	$7.10	$12.34
Value at end of period	$14.15	$13.06	$13.23	$13.73	$12.30	$12.09	$9.82	$10.57	$9.29	$7.10
Number of accumulation units outstanding at end of period	422,162	521,289	608,935	690,682	784,722	867,714	962,296	1,076,870	1,272,193	1,232,834
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$95.02	$92.96	$92.09	$72.31	$72.26	$63.79	$59.41	$47.34	$35.53	$58.95
Value at end of period	$98.00	$95.02	$92.96	$92.09	$72.31	$72.26	$63.79	$59.41	$47.34	$35.53
Number of accumulation units outstanding at end of period	69,784	93,636	118,146	136,468	175,758	216,917	238,603	276,898	343,912	412,439
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.40	$14.49	$14.35	$12.97	$9.82	$8.92	$9.54	$8.69	$6.73	$11.29
Value at end of period	$18.36	$15.40	$14.49	$14.35	$12.97	$9.82	$8.92	$9.54	$8.69	$6.73
Number of accumulation units outstanding at end of period	1,348,116	1,538,880	1,659,060	1,818,720	2,024,960	2,202,631	2,253,089	2,482,365	2,512,125	2,198,501
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$17.00	$14.01	$14.73	$14.40	$10.49	$9.37	$9.82	$7.99	$6.54	$10.11
Value at end of period	$18.49	$17.00	$14.01	$14.73	$14.40	$10.49	$9.37	$9.82	$7.99	$6.54
Number of accumulation units outstanding at end of period	500,560	613,178	697,659	759,121	869,382	991,819	1,128,872	1,279,028	1,440,440	1,534,466
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.57	$12.85	$14.00	$13.59	$12.09	$10.95	$10.90	$9.84	$7.60	$10.96
Value at end of period	$15.77	$14.57	$12.85	$14.00	$13.59	$12.09	$10.95	$10.90	$9.84	$7.60
Number of accumulation units outstanding at end of period	2,010,285	2,381,635	2,694,003	3,165,253	3,275,470	3,163,571	3,219,719	3,315,680	3,386,163	2,759,068
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$19.84	$17.18	$18.63	$17.41	$13.15	$11.31	$11.78	$10.43	$8.28	$13.29
Value at end of period	$22.89	$19.84	$17.18	$18.63	$17.41	$13.15	$11.31	$11.78	$10.43	$8.28
Number of accumulation units outstanding at end of period	804,218	1,042,365	1,187,880	1,418,748	1,425,766	1,309,287	1,385,160	1,414,600	1,474,475	1,390,974
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.91	$15.88	$16.58	$15.56	$12.73	$11.54	$11.93	$10.86	$9.05	$12.07
Value at end of period	$19.43	$17.91	$15.88	$16.58	$15.56	$12.73	$11.54	$11.93	$10.86	$9.05
Number of accumulation units outstanding at end of period	1,487,310	1,872,372	2,128,713	2,458,378	1,125,776	1,008,727	1,074,103	1,103,836	1,088,308	939,388
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$11.72	$10.41	$10.88	$10.14						
Value at end of period	$12.69	$11.72	$10.41	$10.88						
Number of accumulation units outstanding at end of period	3,940,501	4,548,819	4,860,560	5,189,083						
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$45.51	$38.70	$40.67	$37.66	$28.69	$25.54	$26.63	$24.14	$19.86	$29.89
Value at end of period	$50.83	$45.51	$38.70	$40.67	$37.66	$28.69	$25.54	$26.63	$24.14	$19.86
Number of accumulation units outstanding at end of period	283,597	362,462	366,535	409,287	445,657	448,249	490,438	539,995	572,851	500,728

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$17.86	$16.13	$19.53	$19.74	$21.35	$18.29	$22.82	$19.34	$11.50	$24.07
Value at end of period	$25.04	$17.86	$16.13	$19.53	$19.74	$21.35	$18.29	$22.82	$19.34	$11.50
Number of accumulation units outstanding at end of period	1,385,405	1,527,529	1,672,345	1,904,955	1,897,428	2,024,486	2,027,389	2,059,178	2,406,494	2,351,662
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$29.90	$26.58	$27.96	$24.80	$19.23	$16.34	$16.37	$13.57	$11.02	$16.78
Value at end of period	$33.34	$29.90	$26.58	$27.96	$24.80	$19.23	$16.34	$16.37	$13.57	$11.02
Number of accumulation units outstanding at end of period	334,805	415,316	495,059	609,871	803,006	661,980	568,733	521,278	388,927	238,668
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$27.83	$23.34	$24.71	$23.26	$17.07	$14.67	$15.17	$12.21	$9.77	$14.23
Value at end of period	$31.53	$27.83	$23.34	$24.71	$23.26	$17.07	$14.67	$15.17	$12.21	$9.77
Number of accumulation units outstanding at end of period	586,069	751,720	826,459	862,533	1,038,536	943,783	913,590	808,465	638,318	612,948
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
Value at beginning of period	$26.04	$25.22	$24.18	$23.65	$20.20	$17.79	$16.64	$14.90	$11.79	$16.83
Value at end of period	$32.12	$26.04	$25.22	$24.18	$23.65	$20.20	$17.79	$16.64	$14.90	$11.79
Number of accumulation units outstanding at end of period	717,487	876,085	901,998	981,738	1,259,103	1,464,793	1,432,949	1,201,062	1,028,934	932,107
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$19.38	$19.77	$19.42	$19.40	$15.60	$13.11	$14.59	$12.85	$9.41	$16.12
Value at end of period	$25.87	$19.38	$19.77	$19.42	$19.40	$15.60	$13.11	$14.59	$12.85	$9.41
Number of accumulation units outstanding at end of period	512,444	525,804	640,364	625,432	706,770	617,441	694,917	695,149	797,167	909,337
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$74.65	$70.46	$68.29	$62.10	$51.82	$46.17	$45.76	$40.93	$31.33	$44.08
Value at end of period	$84.25	$74.65	$70.46	$68.29	$62.10	$51.82	$46.17	$45.76	$40.93	$31.33
Number of accumulation units outstanding at end of period	2,022,180	2,448,998	2,587,016	2,779,401	2,968,270	3,000,745	3,106,109	3,316,794	3,340,970	3,106,564
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$43.54	$37.39	$40.95	$38.87	$30.56	$26.59	$27.36	$24.27	$19.81	$31.41
Value at end of period	$49.63	$43.54	$37.39	$40.95	$38.87	$30.56	$26.59	$27.36	$24.27	$19.81
Number of accumulation units outstanding at end of period	602,346	701,040	719,617	790,309	882,232	911,304	947,023	928,683	923,809	849,406
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.05	$16.17	$14.92	$14.03	$10.30	$8.86	$9.16	$8.01	$5.73	$10.14
Value at end of period	$20.98	$16.05	$16.17	$14.92	$14.03	$10.30	$8.86	$9.16	$8.01	$5.73
Number of accumulation units outstanding at end of period	894,826	1,009,650	1,183,919	1,102,594	1,346,556	1,190,043	959,911	1,067,560	987,671	535,486
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$13.99	$14.00	$14.42	$14.87	$13.26	$11.39	$13.25	$11.88	$8.80	$17.78
Value at end of period	$17.54	$13.99	$14.00	$14.42	$14.87	$13.26	$11.39	$13.25	$11.88	$8.80
Number of accumulation units outstanding at end of period	607,239	674,193	688,515	646,396	647,370	707,844	700,849	749,135	899,945	1,055,822
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.22	$10.26	$10.85	$11.88	$10.10	$8.68	$10.09	$9.47	$7.33	$12.59
Value at end of period	$12.23	$10.22	$10.26	$10.85	$11.88	$10.10	$8.68	$10.09	$9.47	$7.33
Number of accumulation units outstanding at end of period	2,661,554	3,168,374	3,548,999	3,940,479	4,087,571	4,292,665	1,619,838	1,794,450	1,737,933	1,636,457
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$26.37	$24.25	$26.76	$28.06	$21.91	$18.35	$19.85	$18.79	$14.48	$24.49
Value at end of period	$30.57	$26.37	$24.25	$26.76	$28.06	$21.91	$18.35	$19.85	$18.79	$14.48
Number of accumulation units outstanding at end of period	269,017	322,039	357,620	423,830	453,011	446,499	462,920	505,792	516,157	472,477

CONDENSED FINANCIAL INFORMATION – VOYA GOLDENSELECT GENERATIONS®

Except for Subaccounts which did not commence operations as of December 31, 2017, the following tables give (1) the Accumulation Unit Value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of Accumulation Units outstanding at the end of the period for each Subaccount of Separate Account B available under the Contract for the indicated periods. This information is current through December 31, 2017, including portfolio names. Portfolio name changes after December 31, 2017, are not reflected in the following information.

Separate Account Annual Charges of 1.40%

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
Value at beginning of period	$12.04	$11.76	$12.05	$11.99	$10.62	$9.80	$10.31	$9.53	$7.99	$10.09
Value at end of period	$13.50	$12.04	$11.76	$12.05	$11.99	$10.62	$9.80	$10.31	$9.53	$7.99
Number of accumulation units outstanding at end of period	6,996,515	8,664,609	10,146,226	11,809,955	13,043,592	13,195,463	14,658,436	14,545,662	13,749,221	5,658,472
COLUMBIA SMALL CAP VALUE FUND VS (CLASS 2)										
Value at beginning of period	$35.32	$26.98	$29.21	$28.75	$21.75	$19.83	$21.42	$17.18	$13.94	$19.68
Value at end of period	$39.69	$35.32	$26.98	$29.21	$28.75	$21.75	$19.83	$21.42	$17.18	$13.94
Number of accumulation units outstanding at end of period	224,260	371,322	463,069	571,341	731,242	853,085	975,035	1,094,501	1,267,316	1,517,242
PROFUND VP BULL										
Value at beginning of period	$14.19	$13.13	$13.37	$12.17	$9.51	$8.47	$8.59	$7.74	$6.31	$10.27
Value at end of period	$16.70	$14.19	$13.13	$13.37	$12.17	$9.51	$8.47	$8.59	$7.74	$6.31
Number of accumulation units outstanding at end of period	24,959	30,950	37,080	40,009	64,161	80,226	96,088	119,978	139,938	178,757
PROFUND VP EUROPE 30										
Value at beginning of period	$9.89	$9.30	$10.59	$11.75	$9.80	$8.52	$9.49	$9.37	$7.19	$13.02
Value at end of period	$11.67	$9.89	$9.30	$10.59	$11.75	$9.80	$8.52	$9.49	$9.37	$7.19
Number of accumulation units outstanding at end of period	19,913	36,367	41,138	46,167	61,749	74,259	85,942	104,606	126,512	152,071
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$2.03	$2.17	$2.24	$3.25	$2.83	$3.09	$5.01	$6.05	$4.64	$7.59
Value at end of period	$1.76	$2.03	$2.17	$2.24	$3.25	$2.83	$3.09	$5.01	$6.05	$4.64
Number of accumulation units outstanding at end of period	141,338	185,734	203,341	238,818	238,813	266,658	270,919	290,517	316,599	402,662
VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.16	$9.74	$10.13	$9.80	$8.74	$7.70	$8.13	$7.79	$6.08	$9.95
Value at end of period	$12.37	$10.16	$9.74	$10.13	$9.80	$8.74	$7.70	$8.13	$7.79	$6.08
Number of accumulation units outstanding at end of period	6,479,748	7,999,553	9,507,797	3,326,376	3,553,623	3,776,108	4,036,972	4,398,876	4,692,093	4,193,381
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$10.63	$10.12	$10.66	$10.41	$10.20					
Value at end of period	$12.01	$10.63	$10.12	$10.66	$10.41					
Number of accumulation units outstanding at end of period	2,646,948	3,586,276	4,487,470	5,157,399	2,055,521					

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$15.37	$15.58	$15.80	$16.02	$16.24	$16.47	$16.70	$16.94	$17.12	$16.95
Value at end of period	$15.22	$15.37	$15.58	$15.80	$16.02	$16.24	$16.47	$16.70	$16.94	$17.12
Number of accumulation units outstanding at end of period	2,974,048	4,119,413	4,627,796	5,330,177	6,262,749	6,109,676	7,655,564	7,999,039	11,578,123	15,903,229
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.80	$14.66	$15.15	$13.94	$10.87	$9.57	$9.99			
Value at end of period	$18.66	$15.80	$14.66	$15.15	$13.94	$10.87	$9.57			
Number of accumulation units outstanding at end of period	7,224,237	9,534,437	11,357,787	13,193,311	15,699,200	17,914,965	19,736,037			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.37	$13.31	$13.73	$12.61	$9.81	$8.61	$8.78	$7.82	$6.10	$9.95
Value at end of period	$17.01	$14.37	$13.31	$13.73	$12.61	$9.81	$8.61	$8.78	$7.82	$6.10
Number of accumulation units outstanding at end of period	2,957,464	3,989,857	4,805,989	5,731,475	6,997,027	8,191,118	9,561,032	5,214,662	5,796,850	3,900,949
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$20.18	$17.86	$18.49	$18.53	$17.80	$15.83	$15.37	$13.65	$9.26	$12.13
Value at end of period	$21.14	$20.18	$17.86	$18.49	$18.53	$17.80	$15.83	$15.37	$13.65	$9.26
Number of accumulation units outstanding at end of period	1,460,783	1,919,763	2,333,369	2,852,338	3,536,270	4,012,922	3,817,892	3,921,490	3,386,304	4,317,113
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$17.21	$15.87	$16.00	$14.29	$10.92	$9.71	$9.88	$8.82	$7.27	$11.78
Value at end of period	$21.10	$17.21	$15.87	$16.00	$14.29	$10.92	$9.71	$9.88	$8.82	$7.27
Number of accumulation units outstanding at end of period	268,013	434,908	502,867	611,588	718,974	816,038	939,728	1,008,074	1,178,124	1,295,966
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$23.62	$20.33	$21.05	$19.54	$14.76	$12.75	$13.12	$10.94	$8.44	$13.75
Value at end of period	$26.39	$23.62	$20.33	$21.05	$19.54	$14.76	$12.75	$13.12	$10.94	$8.44
Number of accumulation units outstanding at end of period	304,281	535,541	606,003	733,866	900,327	1,007,217	1,103,955	1,204,164	1,377,178	1,538,832
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$23.25	$18.57	$19.51	$18.80	$13.40	$12.12	$12.41	$10.28	$8.37	$12.80
Value at end of period	$25.13	$23.25	$18.57	$19.51	$18.80	$13.40	$12.12	$12.41	$10.28	$8.37
Number of accumulation units outstanding at end of period	241,436	393,989	471,739	590,078	701,737	824,353	906,059	987,422	1,101,850	1,200,311
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$15.80	$15.38	$15.56	$14.82	$15.09	$14.03	$13.26	$12.28	$11.19	$12.42
Value at end of period	$16.32	$15.80	$15.38	$15.56	$14.82	$15.09	$14.03	$13.26	$12.28	$11.19
Number of accumulation units outstanding at end of period	24,021,783	28,010,382	32,021,473	35,604,078	12,404,667	12,675,495	13,585,163	14,805,735	15,212,968	14,692,505
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$9.33	$9.43	$9.70	$10.41						
Value at end of period	$11.42	$9.33	$9.43	$9.70						
Number of accumulation units outstanding at end of period	8,473,575	10,918,223	12,820,021	14,338,873						
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$8.72	$8.79	$9.01	$9.74	$8.16	$6.98	$8.09	$7.62	$6.06	$10.14
Value at end of period	$10.70	$8.72	$8.79	$9.01	$9.74	$8.16	$6.98	$8.09	$7.62	$6.06
Number of accumulation units outstanding at end of period	348,186	475,607	558,185	670,510	985,325	849,883	818,658	1,156,598	1,391,858	139,687
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$15.69	$15.40	$14.78	$13.26	$10.32	$10.27				
Value at end of period	$19.97	$15.69	$15.40	$14.78	$13.26	$10.32				
Number of accumulation units outstanding at end of period	11,904,633	16,175,859	19,109,726	22,337,194	26,880,710	30,794,923				

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$25.11	$24.56	$23.48	$21.00	$16.31	$14.04	$13.93	$12.36	$8.80	$12.32
Value at end of period	$32.05	$25.11	$24.56	$23.48	$21.00	$16.31	$14.04	$13.93	$12.36	$8.80
Number of accumulation units outstanding at end of period	5,622,301	7,562,016	9,118,020	11,036,243	7,109,891	1,682,756	2,130,653	1,082,965	1,127,373	74,128
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.63	$14.85	$15.80	$14.60	$11.33	$10.05	$10.05			
Value at end of period	$18.57	$16.63	$14.85	$15.80	$14.60	$11.33	$10.05			
Number of accumulation units outstanding at end of period	5,508,969	7,421,221	9,147,104	8,808,653	5,395,409	830,633	569,147			
VOYA LIMITED MATURITY BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$22.51	$22.54	$22.74	$22.90	$23.07	$23.05	$23.11	$22.72	$21.50	$21.86
Value at end of period	$22.47	$22.51	$22.54	$22.74	$22.90	$23.07	$23.05	$23.11	$22.72	$21.50
Number of accumulation units outstanding at end of period	131,571	146,923	175,121	213,469	274,726	378,445	463,361	595,343	738,091	954,519
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$18.68	$17.71	$17.91	$16.73	$12.89	$11.47	$11.73	$9.15	$6.58	$10.72
Value at end of period	$22.98	$18.68	$17.71	$17.91	$16.73	$12.89	$11.47	$11.73	$9.15	$6.58
Number of accumulation units outstanding at end of period	4,774,600	2,853,934	3,240,855	3,761,739	4,703,222	3,747,745	4,227,190	4,756,551	4,502,607	4,769,928
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.44	$17.23	$17.57	$15.50	$12.06	$11.09	$11.79	$10.32	$8.43	$13.10
Value at end of period	$22.07	$18.44	$17.23	$17.57	$15.50	$12.06	$11.09	$11.79	$10.32	$8.43
Number of accumulation units outstanding at end of period	363,463	487,254	577,949	655,382	581,429	616,418	700,026	862,455	854,149	896,825
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.59	$10.26	$10.49	$10.04	$9.76	$9.17	$8.84	$8.32	$8.25	
Value at end of period	$11.25	$10.59	$10.26	$10.49	$10.04	$9.76	$9.17	$8.84	$8.32	
Number of accumulation units outstanding at end of period	3,995,871	5,389,089	5,273,239	5,808,995	6,917,396	7,030,422	7,346,128	6,256,899	5,981,757	
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.90	$13.14	$13.60	$13.09	$11.19	$10.05	$10.31	$9.37	$9.22	
Value at end of period	$15.99	$13.90	$13.14	$13.60	$13.09	$11.19	$10.05	$10.31	$9.37	
Number of accumulation units outstanding at end of period	29,664,497	39,020,544	45,698,664	51,799,708	59,186,253	63,995,469	68,956,114	74,275,484	79,472,323	
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.91	$13.21	$13.61	$13.06	$11.45	$10.40	$10.54	$9.63	$9.49	
Value at end of period	$15.71	$13.91	$13.21	$13.61	$13.06	$11.45	$10.40	$10.54	$9.63	
Number of accumulation units outstanding at end of period	17,625,445	22,613,214	26,950,962	30,767,408	35,441,375	38,485,278	42,036,780	46,040,296	48,787,781	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.29	$12.74	$13.13	$12.65	$11.66	$10.73	$10.65	$9.86	$9.75	
Value at end of period	$14.65	$13.29	$12.74	$13.13	$12.65	$11.66	$10.73	$10.65	$9.86	
Number of accumulation units outstanding at end of period	9,718,604	12,104,749	14,071,867	16,389,602	19,206,813	20,961,634	22,515,408	24,451,343	25,879,317	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$26.02	$24.83	$23.45	$21.09	$16.24	$14.42	$14.07	$12.69	$10.27	
Value at end of period	$33.60	$26.02	$24.83	$23.45	$21.09	$16.24	$14.42	$14.07	$12.69	
Number of accumulation units outstanding at end of period	820,529	1,080,819	1,104,897	1,257,121	1,242,161	1,378,422	1,637,094	1,455,162	1,607,178	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$16.33	$14.95	$14.90	$13.42	$10.33	$9.09	$9.02	$8.17	$6.71	$10.17
Value at end of period	$19.69	$16.33	$14.95	$14.90	$13.42	$10.33	$9.09	$9.02	$8.17	$6.71
Number of accumulation units outstanding at end of period	2,704,333	3,318,523	3,395,479	3,546,039	4,014,374	4,545,292	4,462,209	5,649,134	6,524,524	629,227
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$24.05	$21.15	$22.29	$20.14	$15.54	$13.59	$13.71	$12.51	$10.35	
Value at end of period	$26.84	$24.05	$21.15	$22.29	$20.14	$15.54	$13.59	$13.71	$12.51	
Number of accumulation units outstanding at end of period	856,511	1,222,175	1,205,374	471,664	439,059	373,421	310,000	194,823	130,420	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$26.59	$25.25	$25.81	$23.56	$17.71	$15.55	$16.13	$13.00	$10.36	
Value at end of period	$32.60	$26.59	$25.25	$25.81	$23.56	$17.71	$15.55	$16.13	$13.00	
Number of accumulation units outstanding at end of period	865,314	1,120,682	1,355,601	1,415,777	1,742,194	1,975,775	2,267,474	2,632,553	2,765,328	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$18.03	$16.17	$16.91	$15.25	$11.56	$10.04	$10.40	$8.45	$6.13	$10.30
Value at end of period	$20.92	$18.03	$16.17	$16.91	$15.25	$11.56	$10.04	$10.40	$8.45	$6.13
Number of accumulation units outstanding at end of period	1,265,670	1,580,451	1,639,001	1,800,620	1,609,933	1,669,174	1,745,841	1,854,424	1,478,202	578,346
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$18.35	$15.40	$16.41	$15.90	$11.65	$10.20	$10.80	$8.69	$6.97	$10.06
Value at end of period	$20.62	$18.35	$15.40	$16.41	$15.90	$11.65	$10.20	$10.80	$8.69	$6.97
Number of accumulation units outstanding at end of period	1,139,591	1,420,669	1,600,432	1,732,818	1,943,191	1,759,225	1,701,985	1,880,369	1,673,974	1,397,996
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$16.53	$14.82	$15.20	$14.64	$10.70	$9.44	$9.53	$7.31	$5.68	$8.80
Value at end of period	$19.30	$16.53	$14.82	$15.20	$14.64	$10.70	$9.44	$9.53	$7.31	$5.68
Number of accumulation units outstanding at end of period	184,896	275,069	341,370	413,406	542,408	663,418	796,478	919,414	1,117,503	1,257,982
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$20.10	$16.42	$16.82	$16.06	$11.85	$10.52	$10.97	$8.97	$7.15	$10.25
Value at end of period	$22.00	$20.10	$16.42	$16.82	$16.06	$11.85	$10.52	$10.97	$8.97	$7.15
Number of accumulation units outstanding at end of period	629,887	812,437	852,713	963,772	1,060,414	1,187,162	1,422,232	1,686,231	1,359,012	686,734
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.05	$9.60	$10.03							
Value at end of period	$11.71	$10.05	$9.60							
Number of accumulation units outstanding at end of period	8,722,120	10,212,905	12,257,013							
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.81	$11.73	$11.90	$11.44	$11.94	$11.69	$11.08	$10.62	$10.20	$9.99
Value at end of period	$11.99	$11.81	$11.73	$11.90	$11.44	$11.94	$11.69	$11.08	$10.62	$10.20
Number of accumulation units outstanding at end of period	1,685,713	2,140,065	2,326,628	2,474,708	2,262,123	2,599,279	3,165,568	3,163,184	3,588,432	3,388,765
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$20.53	$19.77	$21.11	$20.52	$14.99	$12.70	$12.60	$10.10	$7.58	$13.08
Value at end of period	$25.95	$20.53	$19.77	$21.11	$20.52	$14.99	$12.70	$12.60	$10.10	$7.58
Number of accumulation units outstanding at end of period	1,832,233	2,411,598	2,897,333	3,345,047	3,838,302	3,614,401	4,238,575	4,210,806	4,248,323	3,468,055
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.86	$13.97	$14.41	$12.84	$12.55	$10.13	$10.85	$9.49	$7.21	$12.45
Value at end of period	$15.10	$13.86	$13.97	$14.41	$12.84	$12.55	$10.13	$10.85	$9.49	$7.21
Number of accumulation units outstanding at end of period	689,431	850,881	1,017,120	1,199,879	1,384,244	1,576,114	1,763,062	1,961,059	2,241,686	2,084,334

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$111.21	$108.20	$106.59	$83.24	$82.71	$72.61	$67.25	$53.29	$39.77	$65.61
Value at end of period	$115.34	$111.21	$108.20	$106.59	$83.24	$82.71	$72.61	$67.25	$53.29	$39.77
Number of accumulation units outstanding at end of period	140,103	203,191	252,122	319,442	412,408	481,849	575,703	675,827	801,790	952,216
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.39	$15.33	$15.10	$13.57	$10.22	$9.23	$9.82	$8.89	$6.85	$11.43
Value at end of period	$19.64	$16.39	$15.33	$15.10	$13.57	$10.22	$9.23	$9.82	$8.89	$6.85
Number of accumulation units outstanding at end of period	1,688,524	2,237,802	2,511,540	2,768,582	3,001,487	3,337,689	3,608,516	3,853,085	3,902,577	3,528,125
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$18.04	$14.79	$15.46	$15.03	$10.89	$9.67	$10.08	$8.16	$6.63	$10.21
Value at end of period	$19.74	$18.04	$14.79	$15.46	$15.03	$10.89	$9.67	$10.08	$8.16	$6.63
Number of accumulation units outstanding at end of period	776,175	1,037,070	1,226,292	1,421,605	1,638,441	1,976,916	2,223,917	2,485,616	2,897,468	3,270,508
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$15.47	$13.56	$14.69	$14.19	$12.55	$11.31	$11.18	$10.04	$7.71	$11.06
Value at end of period	$16.83	$15.47	$13.56	$14.69	$14.19	$12.55	$11.31	$11.18	$10.04	$7.71
Number of accumulation units outstanding at end of period	2,398,130	3,155,065	3,731,542	4,655,588	5,147,846	5,478,163	5,332,275	5,251,259	5,510,324	4,555,948
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$21.53	$18.54	$20.00	$18.58	$13.96	$11.93	$12.36	$10.89	$8.59	$13.72
Value at end of period	$24.99	$21.53	$18.54	$20.00	$18.58	$13.96	$11.93	$12.36	$10.89	$8.59
Number of accumulation units outstanding at end of period	975,633	1,322,990	1,683,688	2,034,525	2,240,125	2,131,292	2,213,852	2,163,923	2,202,640	2,342,903
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$19.12	$16.86	$17.50	$16.33	$13.29	$11.98	$12.31	$11.15	$9.24	$12.26
Value at end of period	$20.85	$19.12	$16.86	$17.50	$16.33	$13.29	$11.98	$12.31	$11.15	$9.24
Number of accumulation units outstanding at end of period	3,487,076	4,329,327	5,216,053	6,388,091	2,363,718	2,113,601	2,270,527	2,408,048	2,591,371	2,734,004
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$11.91	$10.52	$10.93	$10.13						
Value at end of period	$12.97	$11.91	$10.52	$10.93						
Number of accumulation units outstanding at end of period	5,238,079	6,252,217	7,191,688	8,247,921						
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$51.89	$43.88	$45.85	$42.23	$31.99	$28.32	$29.36	$26.47	$21.66	$32.41
Value at end of period	$58.28	$51.89	$43.88	$45.85	$42.23	$31.99	$28.32	$29.36	$26.47	$21.66
Number of accumulation units outstanding at end of period	703,489	837,388	956,646	1,110,697	1,334,073	1,464,057	1,747,429	2,059,675	2,460,096	2,778,827
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.84	$17.82	$21.46	$21.57	$23.20	$19.76	$24.52	$20.67	$12.22	$25.43
Value at end of period	$27.98	$19.84	$17.82	$21.46	$21.57	$23.20	$19.76	$24.52	$20.67	$12.22
Number of accumulation units outstanding at end of period	1,680,669	2,136,235	2,491,137	2,828,949	3,257,286	3,572,154	3,601,771	3,721,910	4,884,446	4,935,142
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$19.60	$17.34	$18.13	$15.99	$12.33	$10.42	$10.38	$8.56	$6.91	$10.18
Value at end of period	$21.99	$19.60	$17.34	$18.13	$15.99	$12.33	$10.42	$10.38	$8.56	$6.91
Number of accumulation units outstanding at end of period	664,025	875,198	1,100,503	1,353,541	1,923,801	1,723,331	1,622,804	1,415,034	802,705	540,677
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$30.21	$25.19	$26.53	$24.83	$18.12	$15.49	$15.92	$12.74	$10.15	$14.69
Value at end of period	$34.42	$30.21	$25.19	$26.53	$24.83	$18.12	$15.49	$15.92	$12.74	$10.15
Number of accumulation units outstanding at end of period	869,153	1,234,769	1,470,952	1,635,806	1,942,461	1,734,757	1,899,433	2,114,063	1,657,419	1,611,588

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
Value at beginning of period	$28.26	$27.22	$25.95	$25.25	$21.44	$18.78	$17.47	$15.55	$12.24	$17.37
Value at end of period	$35.06	$28.26	$27.22	$25.95	$25.25	$21.44	$18.78	$17.47	$15.55	$12.24
Number of accumulation units outstanding at end of period	1,045,249	1,340,989	1,519,675	1,806,889	2,192,686	2,525,466	2,790,056	2,982,767	2,798,687	2,715,369
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$18.40	$18.66	$18.23	$18.11	$14.48	$12.10	$13.40	$11.73	$8.54	$14.55
Value at end of period	$24.69	$18.40	$18.66	$18.23	$18.11	$14.48	$12.10	$13.40	$11.73	$8.54
Number of accumulation units outstanding at end of period	807,076	883,783	1,216,762	1,205,566	1,469,568	1,279,009	1,397,045	1,420,560	1,635,220	1,818,384
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$87.37	$82.00	$79.04	$71.47	$59.32	$52.55	$51.80	$46.07	$35.06	$49.06
Value at end of period	$99.15	$87.37	$82.00	$79.04	$71.47	$59.32	$52.55	$51.80	$46.07	$35.06
Number of accumulation units outstanding at end of period	3,519,909	4,380,841	4,905,548	5,469,024	6,127,711	6,556,997	7,077,206	7,593,076	8,156,298	8,278,462
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$50.96	$43.51	$47.40	$44.74	$34.97	$30.26	$30.97	$27.32	$22.17	$34.97
Value at end of period	$58.41	$50.96	$43.51	$47.40	$44.74	$34.97	$30.26	$30.97	$27.32	$22.17
Number of accumulation units outstanding at end of period	958,143	1,314,400	1,493,918	1,766,295	2,183,982	2,465,852	2,820,631	3,008,352	3,153,961	3,367,200
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.95	$16.97	$15.57	$14.57	$10.64	$9.10	$9.35	$8.13	$5.78	$10.17
Value at end of period	$22.27	$16.95	$16.97	$15.57	$14.57	$10.64	$9.10	$9.35	$8.13	$5.78
Number of accumulation units outstanding at end of period	1,644,216	1,963,161	2,549,469	2,394,002	2,453,514	2,352,194	1,806,950	1,929,680	1,909,257	775,347
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.93	$14.86	$15.22	$15.61	$13.84	$11.82	$13.68	$12.19	$8.99	$18.05
Value at end of period	$18.83	$14.93	$14.86	$15.22	$15.61	$13.84	$11.82	$13.68	$12.19	$8.99
Number of accumulation units outstanding at end of period	875,910	1,015,936	1,199,390	1,221,192	1,258,845	1,385,641	1,461,019	1,599,392	1,998,238	2,376,603
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.85	$10.83	$11.39	$12.40	$10.49	$8.96	$10.36	$9.67	$7.44	$12.71
Value at end of period	$13.05	$10.85	$10.83	$11.39	$12.40	$10.49	$8.96	$10.36	$9.67	$7.44
Number of accumulation units outstanding at end of period	3,817,589	5,129,382	6,092,607	6,958,530	7,818,813	8,618,254	2,688,868	2,992,773	2,884,425	2,681,328
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$30.22	$27.64	$30.33	$31.63	$24.56	$20.46	$22.00	$20.71	$15.88	$26.69
Value at end of period	$35.23	$30.22	$27.64	$30.33	$31.63	$24.56	$20.46	$22.00	$20.71	$15.88
Number of accumulation units outstanding at end of period	484,774	655,387	816,077	984,423	1,092,286	1,218,937	1,363,264	1,606,338	1,694,621	1,712,450

Separate Account Annual Charges of 1.45%

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
Value at beginning of period	$11.98	$11.71	$12.01	$11.95	$10.60	$9.78	$10.30	$9.52	$7.99	$10.09
Value at end of period	$13.43	$11.98	$11.71	$12.01	$11.95	$10.60	$9.78	$10.30	$9.52	$7.99
Number of accumulation units outstanding at end of period	654,069	1,064,718	1,538,404	1,953,606	2,064,329	2,222,715	2,844,719	3,582,001	3,478,113	1,398,127
COLUMBIA SMALL CAP VALUE FUND VS (CLASS 2)										
Value at beginning of period	$35.07	$26.81	$29.04	$28.59	$21.65	$19.74	$21.34	$17.12	$13.90	$19.63
Value at end of period	$39.40	$35.07	$26.81	$29.04	$28.59	$21.65	$19.74	$21.34	$17.12	$13.90
Number of accumulation units outstanding at end of period	143,036	223,190	288,185	352,191	481,241	585,451	662,341	745,402	862,023	1,030,405

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
PROFUND VP BULL										
Value at beginning of period	$14.08	$13.03	$13.28	$12.09	$9.45	$8.42	$8.55	$7.70	$6.29	$10.23
Value at end of period	$16.56	$14.08	$13.03	$13.28	$12.09	$9.45	$8.42	$8.55	$7.70	$6.29
Number of accumulation units outstanding at end of period	49,570	64,579	83,082	90,996	146,571	176,369	229,572	349,659	384,448	417,520
PROFUND VP EUROPE 30										
Value at beginning of period	$9.81	$9.23	$10.51	$11.68	$9.74	$8.48	$9.44	$9.33	$7.16	$12.97
Value at end of period	$11.57	$9.81	$9.23	$10.51	$11.68	$9.74	$8.48	$9.44	$9.33	$7.16
Number of accumulation units outstanding at end of period	20,021	33,185	36,599	40,732	55,207	76,226	95,230	115,157	137,957	176,707
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$2.02	$2.16	$2.22	$3.23	$2.82	$3.07	$4.99	$6.03	$4.63	$7.57
Value at end of period	$1.75	$2.02	$2.16	$2.22	$3.23	$2.82	$3.07	$4.99	$6.03	$4.63
Number of accumulation units outstanding at end of period	28,051	31,278	43,869	68,213	91,758	126,120	142,733	153,552	178,986	238,350
VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.11	$9.70	$10.10	$9.77	$8.72	$7.69	$8.12	$7.78	$6.08	$9.95
Value at end of period	$12.30	$10.11	$9.70	$10.10	$9.77	$8.72	$7.69	$8.12	$7.78	$6.08
Number of accumulation units outstanding at end of period	653,357	977,460	1,290,353	179,450	222,338	240,900	261,667	333,061	577,217	252,302
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2013)										
Value at beginning of period	$10.61	$10.11	$10.65	$10.40	$9.93					
Value at end of period	$11.98	$10.61	$10.11	$10.65	$10.40					
Number of accumulation units outstanding at end of period	173,478	307,560	415,380	485,855	1,534					
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$15.09	$15.30	$15.52	$15.75	$15.97	$16.21	$16.44	$16.68	$16.88	$16.72
Value at end of period	$14.93	$15.09	$15.30	$15.52	$15.75	$15.97	$16.21	$16.44	$16.68	$16.88
Number of accumulation units outstanding at end of period	920,240	1,182,481	1,642,900	2,155,791	2,960,758	3,221,646	4,121,705	4,765,149	7,031,809	12,640,768
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.75	$14.63	$15.12	$13.92	$10.86	$9.56	$9.99			
Value at end of period	$18.59	$15.75	$14.63	$15.12	$13.92	$10.86	$9.56			
Number of accumulation units outstanding at end of period	1,412,749	1,935,972	2,357,589	2,891,838	3,836,159	4,707,103	5,571,491			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.30	$13.26	$13.68	$12.57	$9.78	$8.60	$8.77	$7.82	$6.10	$9.95
Value at end of period	$16.92	$14.30	$13.26	$13.68	$12.57	$9.78	$8.60	$8.77	$7.82	$6.10
Number of accumulation units outstanding at end of period	1,513,248	2,189,006	2,823,985	3,452,928	4,473,075	5,894,655	7,309,908	5,553,955	6,354,228	5,498,422
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$20.05	$17.76	$18.39	$18.44	$17.72	$15.77	$15.32	$13.61	$9.24	$12.11
Value at end of period	$20.99	$20.05	$17.76	$18.39	$18.44	$17.72	$15.77	$15.32	$13.61	$9.24
Number of accumulation units outstanding at end of period	664,016	904,379	1,012,788	1,280,544	1,665,298	2,184,092	2,491,020	2,933,389	3,043,266	3,714,547
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$17.08	$15.76	$15.89	$14.20	$10.86	$9.66	$9.83	$8.78	$7.24	$11.74
Value at end of period	$20.92	$17.08	$15.76	$15.89	$14.20	$10.86	$9.66	$9.83	$8.78	$7.24
Number of accumulation units outstanding at end of period	158,038	236,651	282,722	318,348	423,824	651,811	715,155	884,341	938,032	1,042,303
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$26.60	$22.90	$23.73	$22.03	$16.65	$14.39	$14.81	$12.36	$9.54	$15.55
Value at end of period	$29.69	$26.60	$22.90	$23.73	$22.03	$16.65	$14.39	$14.81	$12.36	$9.54
Number of accumulation units outstanding at end of period	112,236	130,443	145,186	171,063	223,131	281,879	324,303	401,903	504,402	588,432

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$27.27	$21.79	$22.90	$22.08	$15.75	$14.25	$14.60	$12.10	$9.86	$15.08
Value at end of period	$29.46	$27.27	$21.79	$22.90	$22.08	$15.75	$14.25	$14.60	$12.10	$9.86
Number of accumulation units outstanding at end of period	51,878	70,817	83,770	101,167	139,132	177,088	214,788	286,449	340,526	403,831
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$15.68	$15.27	$15.46	$14.73	$15.00	$13.96	$13.20	$12.23	$11.15	$12.39
Value at end of period	$16.19	$15.68	$15.27	$15.46	$14.73	$15.00	$13.96	$13.20	$12.23	$11.15
Number of accumulation units outstanding at end of period	2,733,337	3,628,894	4,519,633	5,528,408	1,551,460	1,883,109	2,424,393	2,524,418	2,778,230	3,181,205
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$9.31	$9.42	$9.69	$10.56						
Value at end of period	$11.40	$9.31	$9.42	$9.69						
Number of accumulation units outstanding at end of period	1,261,216	1,720,549	2,191,357	2,741,578						
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$8.68	$8.76	$8.98	$9.71	$8.14	$6.97	$8.08	$7.62	$6.06	$10.32
Value at end of period	$10.65	$8.68	$8.76	$8.98	$9.71	$8.14	$6.97	$8.08	$7.62	$6.06
Number of accumulation units outstanding at end of period	58,240	82,645	116,289	157,000	300,509	234,663	222,875	692,293	588,677	37,212
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$15.66	$15.37	$14.76	$13.25	$10.32	$10.27				
Value at end of period	$19.91	$15.66	$15.37	$14.76	$13.25	$10.32				
Number of accumulation units outstanding at end of period	2,393,623	3,272,877	4,067,317	4,989,819	6,510,996	8,011,707				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$24.95	$24.42	$23.35	$20.90	$16.24	$13.98	$13.88	$12.33	$8.78	$12.30
Value at end of period	$31.82	$24.95	$24.42	$23.35	$20.90	$16.24	$13.98	$13.88	$12.33	$8.78
Number of accumulation units outstanding at end of period	1,483,134	2,025,521	2,572,012	3,274,957	1,462,907	963,656	1,126,811	595,332	487,747	66,305
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.58	$14.81	$15.77	$14.58	$11.32	$10.05	$10.05			
Value at end of period	$18.50	$16.58	$14.81	$15.77	$14.58	$11.32	$10.05			
Number of accumulation units outstanding at end of period	1,643,998	2,300,260	2,960,695	3,499,609	2,959,548	608,917	698,403			
VOYA LIMITED MATURITY BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$22.13	$22.17	$22.37	$22.55	$22.72	$22.71	$22.78	$22.41	$21.22	$21.59
Value at end of period	$22.07	$22.13	$22.17	$22.37	$22.55	$22.72	$22.71	$22.78	$22.41	$21.22
Number of accumulation units outstanding at end of period	108,889	135,345	157,286	202,777	255,577	332,285	452,611	632,793	818,082	1,000,792
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$18.53	$17.57	$17.79	$16.63	$12.81	$11.41	$11.67	$9.11	$6.56	$10.68
Value at end of period	$22.79	$18.53	$17.57	$17.79	$16.63	$12.81	$11.41	$11.67	$9.11	$6.56
Number of accumulation units outstanding at end of period	1,892,356	1,076,825	1,343,608	1,628,870	2,202,017	2,238,891	2,735,925	3,660,850	3,762,445	4,001,366
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.33	$17.14	$17.48	$15.43	$12.02	$11.06	$11.75	$10.29	$8.41	$13.08
Value at end of period	$21.93	$18.33	$17.14	$17.48	$15.43	$12.02	$11.06	$11.75	$10.29	$8.41
Number of accumulation units outstanding at end of period	121,752	185,460	204,638	215,054	216,634	262,250	329,597	372,241	413,573	449,248
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.55	$10.22	$10.46	$10.02	$9.74	$9.16	$8.84	$8.31	$8.25	
Value at end of period	$11.20	$10.55	$10.22	$10.46	$10.02	$9.74	$9.16	$8.84	$8.31	
Number of accumulation units outstanding at end of period	691,960	901,433	972,338	1,015,999	1,484,592	2,511,509	2,424,076	2,284,321	1,878,967	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.85	$13.09	$13.56	$13.07	$11.17	$10.04	$10.31	$9.37	$9.22	
Value at end of period	$15.92	$13.85	$13.09	$13.56	$13.07	$11.17	$10.04	$10.31	$9.37	
Number of accumulation units outstanding at end of period	3,326,906	4,351,205	5,677,271	6,905,816	8,311,637	9,179,579	10,424,293	11,613,550	12,837,062	
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.86	$13.17	$13.57	$13.03	$11.43	$10.39	$10.54	$9.63	$9.49	
Value at end of period	$15.65	$13.86	$13.17	$13.57	$13.03	$11.43	$10.39	$10.54	$9.63	
Number of accumulation units outstanding at end of period	2,560,615	3,291,083	4,086,775	4,720,734	5,882,523	6,458,891	7,416,905	8,432,784	9,436,744	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.24	$12.70	$13.09	$12.62	$11.64	$10.71	$10.64	$9.86	$9.75	
Value at end of period	$14.59	$13.24	$12.70	$13.09	$12.62	$11.64	$10.71	$10.64	$9.86	
Number of accumulation units outstanding at end of period	1,787,135	2,479,170	3,020,673	3,504,660	4,251,012	4,795,887	5,638,396	5,981,284	6,824,537	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.92	$24.74	$23.38	$21.04	$16.21	$14.40	$14.06	$12.68	$10.27	
Value at end of period	$33.45	$25.92	$24.74	$23.38	$21.04	$16.21	$14.40	$14.06	$12.68	
Number of accumulation units outstanding at end of period	373,132	525,759	619,236	719,090	895,848	1,037,401	1,193,971	1,210,244	1,395,258	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$16.26	$14.90	$14.85	$13.38	$10.30	$9.07	$9.01	$8.16	$6.71	$10.13
Value at end of period	$19.59	$16.26	$14.90	$14.85	$13.38	$10.30	$9.07	$9.01	$8.16	$6.71
Number of accumulation units outstanding at end of period	778,203	1,205,545	1,507,125	1,691,723	1,932,569	2,420,201	2,812,730	4,030,871	5,261,284	243,155
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$23.95	$21.08	$22.22	$20.10	$15.51	$13.58	$13.70	$12.51	$10.35	
Value at end of period	$26.72	$23.95	$21.08	$22.22	$20.10	$15.51	$13.58	$13.70	$12.51	
Number of accumulation units outstanding at end of period	268,800	372,502	483,403	104,122	125,461	166,446	166,253	175,163	61,958	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$26.48	$25.16	$25.73	$23.50	$17.68	$15.53	$16.11	$12.99	$10.40	
Value at end of period	$32.46	$26.48	$25.16	$25.73	$23.50	$17.68	$15.53	$16.11	$12.99	
Number of accumulation units outstanding at end of period	259,582	347,394	456,080	465,659	588,443	707,299	887,614	1,117,706	1,349,863	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.95	$16.10	$16.85	$15.21	$11.53	$10.02	$10.39	$8.44	$6.13	$10.33
Value at end of period	$20.82	$17.95	$16.10	$16.85	$15.21	$11.53	$10.02	$10.39	$8.44	$6.13
Number of accumulation units outstanding at end of period	184,589	317,957	342,779	424,483	401,310	352,708	441,768	667,996	567,439	121,499
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$18.27	$15.34	$16.35	$15.85	$11.62	$10.18	$10.78	$8.68	$6.97	$10.06
Value at end of period	$20.52	$18.27	$15.34	$16.35	$15.85	$11.62	$10.18	$10.78	$8.68	$6.97
Number of accumulation units outstanding at end of period	225,008	334,998	394,050	469,219	744,447	662,815	832,166	1,415,119	1,266,182	1,152,601
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$16.40	$14.71	$15.10	$14.54	$10.64	$9.39	$9.48	$7.28	$5.65	$8.77
Value at end of period	$19.14	$16.40	$14.71	$15.10	$14.54	$10.64	$9.39	$9.48	$7.28	$5.65
Number of accumulation units outstanding at end of period	249,032	320,707	403,774	459,652	582,841	695,269	806,024	964,109	1,126,157	1,241,548

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$20.01	$16.35	$16.77	$16.01	$11.83	$10.50	$10.95	$8.96	$7.15	$10.08
Value at end of period	$21.89	$20.01	$16.35	$16.77	$16.01	$11.83	$10.50	$10.95	$8.96	$7.15
Number of accumulation units outstanding at end of period	86,148	125,505	159,039	168,456	242,690	246,640	301,151	435,427	436,482	366,888
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.04	$9.60	$10.03							
Value at end of period	$11.69	$10.04	$9.60							
Number of accumulation units outstanding at end of period	592,446	691,825	782,725							
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.76	$11.69	$11.86	$11.41	$11.91	$11.67	$11.07	$10.61	$10.20	$9.95
Value at end of period	$11.93	$11.76	$11.69	$11.86	$11.41	$11.91	$11.67	$11.07	$10.61	$10.20
Number of accumulation units outstanding at end of period	376,513	622,060	696,107	656,966	672,358	1,166,878	1,615,557	1,016,026	1,320,634	1,644,114
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$20.41	$19.66	$21.01	$20.43	$14.93	$12.66	$12.57	$10.08	$7.56	$13.07
Value at end of period	$25.79	$20.41	$19.66	$21.01	$20.43	$14.93	$12.66	$12.57	$10.08	$7.56
Number of accumulation units outstanding at end of period	304,082	369,854	468,510	649,922	924,338	846,060	1,007,997	1,011,816	1,123,724	797,643
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.78	$13.90	$14.35	$12.79	$12.51	$10.10	$10.83	$9.47	$7.20	$12.44
Value at end of period	$15.01	$13.78	$13.90	$14.35	$12.79	$12.51	$10.10	$10.83	$9.47	$7.20
Number of accumulation units outstanding at end of period	74,258	98,113	130,411	164,320	200,092	265,526	331,412	393,756	503,512	700,495
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$109.50	$106.59	$105.06	$82.08	$81.61	$71.67	$66.42	$52.66	$39.32	$64.90
Value at end of period	$113.51	$109.50	$106.59	$105.06	$82.08	$81.61	$71.67	$66.42	$52.66	$39.32
Number of accumulation units outstanding at end of period	93,584	126,724	159,663	193,312	258,685	327,757	390,039	492,690	598,470	691,765
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.29	$15.25	$15.03	$13.52	$10.18	$9.20	$9.79	$8.87	$6.84	$11.42
Value at end of period	$19.52	$16.29	$15.25	$15.03	$13.52	$10.18	$9.20	$9.79	$8.87	$6.84
Number of accumulation units outstanding at end of period	186,272	267,827	385,227	480,581	436,661	490,049	575,208	622,915	673,194	683,783
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$17.95	$14.72	$15.39	$14.97	$10.85	$9.64	$10.05	$8.14	$6.63	$10.20
Value at end of period	$19.62	$17.95	$14.72	$15.39	$14.97	$10.85	$9.64	$10.05	$8.14	$6.63
Number of accumulation units outstanding at end of period	70,066	98,334	128,489	151,763	200,359	247,389	302,379	391,648	562,710	687,982
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$15.39	$13.50	$14.63	$14.14	$12.51	$11.27	$11.16	$10.02	$7.70	$11.05
Value at end of period	$16.73	$15.39	$13.50	$14.63	$14.14	$12.51	$11.27	$11.16	$10.02	$7.70
Number of accumulation units outstanding at end of period	450,304	649,296	866,893	1,150,591	1,295,543	1,391,383	1,455,775	1,463,809	1,751,595	1,397,558
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$21.37	$18.41	$19.87	$18.47	$13.89	$11.87	$12.31	$10.85	$8.56	$13.68
Value at end of period	$24.79	$21.37	$18.41	$19.87	$18.47	$13.89	$11.87	$12.31	$10.85	$8.56
Number of accumulation units outstanding at end of period	122,719	181,982	249,779	295,167	350,202	268,299	355,315	412,903	304,404	328,003
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$19.01	$16.77	$17.42	$16.26	$13.24	$11.94	$12.28	$11.12	$9.22	$12.24
Value at end of period	$20.72	$19.01	$16.77	$17.42	$16.26	$13.24	$11.94	$12.28	$11.12	$9.22
Number of accumulation units outstanding at end of period	1,106,840	1,560,215	2,006,471	2,548,610	508,036	521,622	590,503	765,973	864,371	1,127,556

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$11.89	$10.51	$10.93	$10.23						
Value at end of period	$12.95	$11.89	$10.51	$10.93						
Number of accumulation units outstanding at end of period	484,788	612,249	795,929	937,902						
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$51.22	$43.33	$45.30	$41.74	$31.64	$28.02	$29.06	$26.21	$21.46	$32.13
Value at end of period	$57.49	$51.22	$43.33	$45.30	$41.74	$31.64	$28.02	$29.06	$26.21	$21.46
Number of accumulation units outstanding at end of period	221,829	298,844	376,141	463,258	602,131	709,660	892,020	1,110,882	1,374,453	1,628,583
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.65	$17.66	$21.28	$21.39	$23.03	$19.62	$24.36	$20.55	$12.15	$25.31
Value at end of period	$27.70	$19.65	$17.66	$21.28	$21.39	$23.03	$19.62	$24.36	$20.55	$12.15
Number of accumulation units outstanding at end of period	346,448	447,846	559,873	669,759	952,323	1,199,195	1,355,402	1,650,884	2,201,064	2,324,744
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$32.21	$28.50	$29.82	$26.31	$20.30	$17.16	$17.10	$14.11	$11.40	$17.27
Value at end of period	$36.10	$32.21	$28.50	$29.82	$26.31	$20.30	$17.16	$17.10	$14.11	$11.40
Number of accumulation units outstanding at end of period	80,425	115,678	164,697	211,446	340,044	323,908	246,210	286,692	161,752	141,571
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$29.98	$25.02	$26.36	$24.68	$18.03	$15.41	$15.85	$12.69	$10.11	$14.65
Value at end of period	$34.14	$29.98	$25.02	$26.36	$24.68	$18.03	$15.41	$15.85	$12.69	$10.11
Number of accumulation units outstanding at end of period	296,576	412,576	539,081	620,030	883,036	972,834	1,125,310	1,465,971	1,196,490	1,267,700
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
Value at beginning of period	$28.05	$27.03	$25.79	$25.10	$21.33	$18.69	$17.39	$15.49	$12.20	$17.32
Value at end of period	$34.78	$28.05	$27.03	$25.79	$25.10	$21.33	$18.69	$17.39	$15.49	$12.20
Number of accumulation units outstanding at end of period	260,136	379,843	444,955	516,372	657,998	797,870	900,513	1,120,563	1,119,057	1,204,902
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$20.88	$21.19	$20.71	$20.58	$16.47	$13.77	$15.25	$13.36	$9.73	$16.59
Value at end of period	$28.01	$20.88	$21.19	$20.71	$20.58	$16.47	$13.77	$15.25	$13.36	$9.73
Number of accumulation units outstanding at end of period	124,811	123,016	223,188	169,403	176,008	161,063	194,956	174,331	212,511	273,401
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$86.02	$80.78	$77.90	$70.48	$58.52	$51.87	$51.16	$45.52	$34.67	$48.53
Value at end of period	$97.58	$86.02	$80.78	$77.90	$70.48	$58.52	$51.87	$51.16	$45.52	$34.67
Number of accumulation units outstanding at end of period	701,059	984,553	1,216,076	1,429,747	1,857,652	2,216,025	2,647,508	3,275,890	3,886,619	4,433,309
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$50.18	$42.87	$46.72	$44.12	$34.51	$29.87	$30.58	$27.00	$21.92	$34.59
Value at end of period	$57.48	$50.18	$42.87	$46.72	$44.12	$34.51	$29.87	$30.58	$27.00	$21.92
Number of accumulation units outstanding at end of period	445,864	684,568	829,045	998,913	1,276,446	1,533,522	1,894,792	2,201,856	2,517,735	2,795,600
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.86	$16.90	$15.51	$14.52	$10.61	$9.07	$9.33	$8.12	$5.78	$10.17
Value at end of period	$22.15	$16.86	$16.90	$15.51	$14.52	$10.61	$9.07	$9.33	$8.12	$5.78
Number of accumulation units outstanding at end of period	432,559	484,836	701,819	636,610	763,626	752,802	460,502	470,209	703,913	141,482
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.85	$14.78	$15.14	$15.54	$13.79	$11.78	$13.64	$12.16	$8.97	$18.03
Value at end of period	$18.71	$14.85	$14.78	$15.14	$15.54	$13.79	$11.78	$13.64	$12.16	$8.97
Number of accumulation units outstanding at end of period	237,722	298,090	413,670	411,984	556,772	668,373	772,576	908,034	1,045,341	1,284,421
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.79	$10.77	$11.34	$12.35	$10.45	$8.94	$10.33	$9.65	$7.43	$12.70
Value at end of period	$12.97	$10.79	$10.77	$11.34	$12.35	$10.45	$8.94	$10.33	$9.65	$7.43
Number of accumulation units outstanding at end of period	777,257	1,087,258	1,480,818	1,705,553	2,286,338	2,630,314	719,050	1,151,323	1,511,460	1,045,633

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$29.82	$27.28	$29.95	$31.25	$24.28	$20.23	$21.77	$20.50	$15.73	$26.45
Value at end of period	$34.74	$29.82	$27.28	$29.95	$31.25	$24.28	$20.23	$21.77	$20.50	$15.73
Number of accumulation units outstanding at end of period	242,191	349,030	447,571	521,559	670,692	812,061	996,405	1,229,607	1,427,683	1,551,009

Separate Account Annual Charges of 1.55%

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
Value at beginning of period	$11.88	$11.62	$11.92	$11.88	$10.55	$9.74	$10.27	$9.50	$7.98	$10.09
Value at end of period	$13.30	$11.88	$11.62	$11.92	$11.88	$10.55	$9.74	$10.27	$9.50	$7.98
Number of accumulation units outstanding at end of period	2,729,177	3,422,555	4,130,167	5,354,288	5,616,905	5,426,192	6,268,257	6,150,538	5,374,596	3,029,923
COLUMBIA SMALL CAP VALUE FUND VS (CLASS 2)										
Value at beginning of period	$34.59	$26.47	$28.70	$28.29	$21.43	$19.57	$21.18	$17.01	$13.82	$19.54
Value at end of period	$38.82	$34.59	$26.47	$28.70	$28.29	$21.43	$19.57	$21.18	$17.01	$13.82
Number of accumulation units outstanding at end of period	82,266	140,866	178,809	222,656	266,090	308,082	339,946	390,405	436,197	489,524
PROFUND VP BULL										
Value at beginning of period	$13.86	$12.84	$13.10	$11.94	$9.34	$8.33	$8.46	$7.64	$6.24	$10.17
Value at end of period	$16.28	$13.86	$12.84	$13.10	$11.94	$9.34	$8.33	$8.46	$7.64	$6.24
Number of accumulation units outstanding at end of period	11,413	14,357	16,300	17,517	22,658	30,083	33,539	45,340	51,804	55,097
PROFUND VP EUROPE 30										
Value at beginning of period	$9.65	$9.10	$10.37	$11.53	$9.63	$8.39	$9.35	$9.25	$7.10	$12.89
Value at end of period	$11.38	$9.65	$9.10	$10.37	$11.53	$9.63	$8.39	$9.35	$9.25	$7.10
Number of accumulation units outstanding at end of period	3,221	5,865	8,635	11,666	15,516	17,514	21,957	24,560	34,981	40,965
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$1.99	$2.13	$2.20	$3.20	$2.79	$3.05	$4.95	$5.99	$4.60	$7.54
Value at end of period	$1.72	$1.99	$2.13	$2.20	$3.20	$2.79	$3.05	$4.95	$5.99	$4.60
Number of accumulation units outstanding at end of period	93,196	132,958	141,169	162,333	160,479	177,074	170,453	189,111	208,414	230,571
VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.02	$9.63	$10.02	$9.71	$8.68	$7.66	$8.09	$7.76	$6.07	$9.95
Value at end of period	$12.18	$10.02	$9.63	$10.02	$9.71	$8.68	$7.66	$8.09	$7.76	$6.07
Number of accumulation units outstanding at end of period	2,567,991	3,543,436	4,266,371	975,294	1,120,106	1,217,735	1,363,797	1,538,407	1,771,924	1,417,425
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$10.57	$10.08	$10.63	$10.40	$10.14					
Value at end of period	$11.92	$10.57	$10.08	$10.63	$10.40					
Number of accumulation units outstanding at end of period	474,717	735,307	922,911	1,091,687	143,304					
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$14.74	$14.95	$15.19	$15.42	$15.66	$15.91	$16.16	$16.41	$16.61	$16.47
Value at end of period	$14.57	$14.74	$14.95	$15.19	$15.42	$15.66	$15.91	$16.16	$16.41	$16.61
Number of accumulation units outstanding at end of period	1,815,860	3,193,577	3,247,100	3,770,641	3,899,713	4,509,255	6,569,786	5,366,980	6,925,003	11,654,931
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.65	$14.55	$15.06	$13.88	$10.83	$9.55	$9.99			
Value at end of period	$18.46	$15.65	$14.55	$15.06	$13.88	$10.83	$9.55			
Number of accumulation units outstanding at end of period	3,201,778	4,443,552	5,361,077	6,213,501	7,258,644	8,070,041	8,647,939			

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.17	$13.15	$13.58	$12.49	$9.73	$8.56	$8.74	$7.80	$6.09	$9.95
Value at end of period	$16.75	$14.17	$13.15	$13.58	$12.49	$9.73	$8.56	$8.74	$7.80	$6.09
Number of accumulation units outstanding at end of period	1,451,931	2,064,122	2,487,712	2,990,699	3,517,921	3,912,778	4,432,990	2,208,411	2,466,114	1,706,786
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$19.80	$17.55	$18.19	$18.26	$17.56	$15.64	$15.22	$13.53	$9.20	$12.06
Value at end of period	$20.70	$19.80	$17.55	$18.19	$18.26	$17.56	$15.64	$15.22	$13.53	$9.20
Number of accumulation units outstanding at end of period	1,213,512	1,598,461	1,475,671	1,846,888	2,275,773	2,171,409	2,042,969	2,059,551	1,781,395	2,182,503
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$16.81	$15.53	$15.67	$14.02	$10.73	$9.56	$9.74	$8.71	$7.19	$11.66
Value at end of period	$20.58	$16.81	$15.53	$15.67	$14.02	$10.73	$9.56	$9.74	$8.71	$7.19
Number of accumulation units outstanding at end of period	174,450	252,503	276,691	351,353	420,962	557,532	604,682	647,790	705,055	923,149
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$23.17	$19.98	$20.72	$19.25	$14.57	$12.61	$12.98	$10.85	$8.38	$13.67
Value at end of period	$25.85	$23.17	$19.98	$20.72	$19.25	$14.57	$12.61	$12.98	$10.85	$8.38
Number of accumulation units outstanding at end of period	186,572	293,519	345,279	441,525	523,334	593,513	638,560	702,179	793,765	978,688
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.81	$18.24	$19.19	$18.52	$13.22	$11.98	$12.29	$10.19	$8.31	$12.73
Value at end of period	$24.61	$22.81	$18.24	$19.19	$18.52	$13.22	$11.98	$12.29	$10.19	$8.31
Number of accumulation units outstanding at end of period	153,397	221,172	258,846	337,671	391,901	439,286	476,731	519,025	583,023	725,123
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$15.45	$15.06	$15.26	$14.56	$14.84	$13.82	$13.08	$12.13	$11.08	$12.32
Value at end of period	$15.94	$15.45	$15.06	$15.26	$14.56	$14.84	$13.82	$13.08	$12.13	$11.08
Number of accumulation units outstanding at end of period	10,832,880	12,972,369	15,324,188	17,034,078	6,617,969	6,205,520	6,827,350	7,515,594	7,582,620	7,875,077
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$9.29	$9.40	$9.68	$10.34						
Value at end of period	$11.35	$9.29	$9.40	$9.68						
Number of accumulation units outstanding at end of period	3,709,729	5,091,355	6,089,661	7,136,762						
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$8.60	$8.69	$8.92	$9.66	$8.10	$6.94	$8.06	$7.60	$6.06	$10.30
Value at end of period	$10.54	$8.60	$8.69	$8.92	$9.66	$8.10	$6.94	$8.06	$7.60	$6.06
Number of accumulation units outstanding at end of period	152,773	216,743	273,814	329,682	567,181	331,557	313,062	667,677	780,457	94,606
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$15.58	$15.32	$14.72	$13.22	$10.31	$10.27				
Value at end of period	$19.79	$15.58	$15.32	$14.72	$13.22	$10.31				
Number of accumulation units outstanding at end of period	5,031,248	7,197,079	8,759,490	10,508,888	12,273,822	13,411,304				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$24.63	$24.13	$23.10	$20.70	$16.09	$13.88	$13.78	$12.25	$8.74	$12.25
Value at end of period	$31.39	$24.63	$24.13	$23.10	$20.70	$16.09	$13.88	$13.78	$12.25	$8.74
Number of accumulation units outstanding at end of period	3,381,545	4,856,950	5,808,182	7,003,062	3,763,478	905,337	993,020	710,705	734,625	52,587
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.48	$14.74	$15.70	$14.54	$11.30	$10.04	$10.05			
Value at end of period	$18.37	$16.48	$14.74	$15.70	$14.54	$11.30	$10.04			
Number of accumulation units outstanding at end of period	3,065,381	4,326,324	5,415,720	5,604,722	2,877,955	340,097	302,100			

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA LIMITED MATURITY BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$21.58	$21.64	$21.86	$22.05	$22.24	$22.26	$22.35	$22.01	$20.86	$21.24
Value at end of period	$21.50	$21.58	$21.64	$21.86	$22.05	$22.24	$22.26	$22.35	$22.01	$20.86
Number of accumulation units outstanding at end of period	126,050	143,656	160,903	192,554	225,856	270,146	308,130	364,324	451,036	563,814
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$18.24	$17.31	$17.54	$16.41	$12.66	$11.29	$11.56	$9.03	$6.51	$10.61
Value at end of period	$22.41	$18.24	$17.31	$17.54	$16.41	$12.66	$11.29	$11.56	$9.03	$6.51
Number of accumulation units outstanding at end of period	3,135,965	1,954,083	2,504,710	2,690,937	3,124,364	2,506,150	2,718,315	2,982,870	3,271,761	3,224,478
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.11	$16.95	$17.31	$15.29	$11.92	$10.98	$11.69	$10.24	$8.38	$13.04
Value at end of period	$21.65	$18.11	$16.95	$17.31	$15.29	$11.92	$10.98	$11.69	$10.24	$8.38
Number of accumulation units outstanding at end of period	145,861	214,179	207,899	242,874	185,226	198,164	228,589	188,808	176,349	209,565
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.47	$10.16	$10.40	$9.98	$9.71	$9.14	$8.83	$8.31	$8.25	
Value at end of period	$11.11	$10.47	$10.16	$10.40	$9.98	$9.71	$9.14	$8.83	$8.31	
Number of accumulation units outstanding at end of period	1,737,990	2,112,137	2,383,264	2,840,656	3,467,598	4,849,138	4,199,403	3,445,032	2,936,003	
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.75	$13.01	$13.49	$13.01	$11.14	$10.01	$10.30	$9.37	$9.22	
Value at end of period	$15.79	$13.75	$13.01	$13.49	$13.01	$11.14	$10.01	$10.30	$9.37	
Number of accumulation units outstanding at end of period	15,104,139	20,464,188	24,415,302	28,729,038	32,690,127	34,865,974	37,773,447	40,492,715	44,077,032	
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.76	$13.08	$13.50	$12.98	$11.39	$10.37	$10.52	$9.63	$9.49	
Value at end of period	$15.52	$13.76	$13.08	$13.50	$12.98	$11.39	$10.37	$10.52	$9.63	
Number of accumulation units outstanding at end of period	8,641,159	11,476,568	13,903,081	16,072,864	18,422,570	19,744,287	21,149,319	22,990,155	25,122,621	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.14	$12.62	$13.02	$12.57	$11.60	$10.69	$10.63	$9.86	$9.75	
Value at end of period	$14.47	$13.14	$12.62	$13.02	$12.57	$11.60	$10.69	$10.63	$9.86	
Number of accumulation units outstanding at end of period	5,211,546	6,468,772	7,755,326	9,017,630	10,095,024	10,690,851	12,059,152	12,371,740	13,291,121	
VOYA RUSSELL^{TM} LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.72	$24.57	$23.25	$20.94	$16.15	$14.36	$14.04	$12.68	$10.20	
Value at end of period	$33.16	$25.72	$24.57	$23.25	$20.94	$16.15	$14.36	$14.04	$12.68	
Number of accumulation units outstanding at end of period	450,100	572,517	705,871	748,523	459,818	494,495	302,868	253,938	271,573	
VOYA RUSSELL^{TM} LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$16.11	$14.78	$14.75	$13.30	$10.25	$9.04	$8.99	$8.15	$6.70	$10.09
Value at end of period	$19.40	$16.11	$14.78	$14.75	$13.30	$10.25	$9.04	$8.99	$8.15	$6.70
Number of accumulation units outstanding at end of period	2,135,989	2,855,803	3,162,422	3,761,472	3,931,171	4,012,506	4,354,219	5,375,801	5,953,643	348,627
VOYA RUSSELL^{TM} LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$23.76	$20.93	$22.10	$20.00	$15.45	$13.54	$13.67	$12.50	$10.59	
Value at end of period	$26.48	$23.76	$20.93	$22.10	$20.00	$15.45	$13.54	$13.67	$12.50	
Number of accumulation units outstanding at end of period	425,658	587,660	635,055	338,942	268,240	239,511	223,897	170,983	59,990	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$26.28	$24.99	$25.58	$23.39	$17.61	$15.49	$16.08	$12.98	$10.40	
Value at end of period	$32.17	$26.28	$24.99	$25.58	$23.39	$17.61	$15.49	$16.08	$12.98	
Number of accumulation units outstanding at end of period	771,383	929,625	1,113,322	1,265,911	1,345,610	1,459,171	1,615,359	1,976,186	2,056,517	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.79	$15.98	$16.74	$15.12	$11.47	$9.99	$10.36	$8.42	$6.12	$10.48
Value at end of period	$20.61	$17.79	$15.98	$16.74	$15.12	$11.47	$9.99	$10.36	$8.42	$6.12
Number of accumulation units outstanding at end of period	625,893	1,077,389	839,340	1,290,495	1,164,137	720,547	750,481	1,182,184	826,408	299,431
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$18.10	$15.22	$16.24	$15.76	$11.57	$10.14	$10.75	$8.66	$6.96	$10.02
Value at end of period	$20.32	$18.10	$15.22	$16.24	$15.76	$11.57	$10.14	$10.75	$8.66	$6.96
Number of accumulation units outstanding at end of period	527,921	689,092	954,985	912,122	1,454,537	887,425	895,974	1,667,335	949,289	830,338
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$16.14	$14.49	$14.89	$14.36	$10.51	$9.29	$9.39	$7.22	$5.61	$8.71
Value at end of period	$18.82	$16.14	$14.49	$14.89	$14.36	$10.51	$9.29	$9.39	$7.22	$5.61
Number of accumulation units outstanding at end of period	52,374	72,229	83,691	115,103	132,518	148,942	169,269	196,789	217,723	243,159
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.84	$16.23	$16.65	$15.92	$11.77	$10.46	$10.92	$8.95	$7.14	$10.05
Value at end of period	$21.68	$19.84	$16.23	$16.65	$15.92	$11.77	$10.46	$10.92	$8.95	$7.14
Number of accumulation units outstanding at end of period	342,474	648,867	554,499	525,700	485,570	446,247	527,871	579,000	634,300	469,428
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.03	$9.59	$10.03							
Value at end of period	$11.66	$10.03	$9.59							
Number of accumulation units outstanding at end of period	3,236,353	3,867,937	4,495,179							
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.66	$11.60	$11.78	$11.34	$11.85	$11.62	$11.04	$10.59	$10.19	$10.01
Value at end of period	$11.81	$11.66	$11.60	$11.78	$11.34	$11.85	$11.62	$11.04	$10.59	$10.19
Number of accumulation units outstanding at end of period	1,168,450	1,591,509	1,872,977	1,402,091	1,281,753	1,814,026	2,150,527	1,334,264	1,500,270	934,344
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$20.17	$19.45	$20.80	$20.25	$14.81	$12.57	$12.49	$10.03	$7.54	$13.03
Value at end of period	$25.46	$20.17	$19.45	$20.80	$20.25	$14.81	$12.57	$12.49	$10.03	$7.54
Number of accumulation units outstanding at end of period	1,008,842	1,392,087	1,653,197	1,912,671	2,388,971	2,279,955	2,421,462	2,432,509	2,345,939	2,106,592
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.64	$13.76	$14.22	$12.69	$12.43	$10.05	$10.77	$9.43	$7.18	$12.42
Value at end of period	$14.83	$13.64	$13.76	$14.22	$12.69	$12.43	$10.05	$10.77	$9.43	$7.18
Number of accumulation units outstanding at end of period	364,973	487,243	569,195	662,560	768,231	863,255	969,147	1,095,177	1,244,389	1,357,650
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$106.60	$103.86	$102.48	$80.15	$79.76	$70.13	$65.05	$51.63	$38.59	$63.75
Value at end of period	$110.39	$106.60	$103.86	$102.48	$80.15	$79.76	$70.13	$65.05	$51.63	$38.59
Number of accumulation units outstanding at end of period	103,822	148,101	192,708	230,992	287,952	312,800	360,742	424,192	497,924	581,354
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.11	$15.09	$14.89	$13.41	$10.11	$9.14	$9.74	$8.83	$6.82	$11.39
Value at end of period	$19.29	$16.11	$15.09	$14.89	$13.41	$10.11	$9.14	$9.74	$8.83	$6.82
Number of accumulation units outstanding at end of period	920,239	1,306,840	1,669,097	1,818,040	1,717,969	1,821,960	1,898,291	2,217,712	2,116,674	2,268,505

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$17.75	$14.58	$15.26	$14.85	$10.78	$9.59	$10.01	$8.11	$6.61	$10.18
Value at end of period	$19.39	$17.75	$14.58	$15.26	$14.85	$10.78	$9.59	$10.01	$8.11	$6.61
Number of accumulation units outstanding at end of period	328,731	496,344	595,926	683,347	795,635	903,195	991,485	1,117,333	1,318,915	1,531,120
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$15.22	$13.36	$14.50	$14.03	$12.43	$11.21	$11.11	$9.98	$7.68	$11.03
Value at end of period	$16.53	$15.22	$13.36	$14.50	$14.03	$12.43	$11.21	$11.11	$9.98	$7.68
Number of accumulation units outstanding at end of period	1,479,492	1,885,148	2,203,972	2,865,915	2,813,187	2,862,155	2,799,708	2,754,551	2,779,793	2,309,772
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$21.06	$18.16	$19.62	$18.26	$13.74	$11.76	$12.20	$10.76	$8.50	$13.60
Value at end of period	$24.40	$21.06	$18.16	$19.62	$18.26	$13.74	$11.76	$12.20	$10.76	$8.50
Number of accumulation units outstanding at end of period	419,465	651,619	731,638	1,016,602	948,040	815,825	847,673	839,486	896,353	881,846
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.78	$16.59	$17.25	$16.12	$13.14	$11.86	$12.21	$11.07	$9.19	$12.21
Value at end of period	$20.46	$18.78	$16.59	$17.25	$16.12	$13.14	$11.86	$12.21	$11.07	$9.19
Number of accumulation units outstanding at end of period	1,948,535	2,505,450	3,212,172	3,720,437	878,412	726,990	795,736	858,504	916,529	999,855
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$11.86	$10.49	$10.92	$10.13						
Value at end of period	$12.90	$11.86	$10.49	$10.92						
Number of accumulation units outstanding at end of period	1,727,380	1,894,874	2,123,967	2,385,480						
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$50.09	$42.43	$44.40	$40.95	$31.07	$27.55	$28.60	$25.82	$21.16	$31.72
Value at end of period	$56.17	$50.09	$42.43	$44.40	$40.95	$31.07	$27.55	$28.60	$25.82	$21.16
Number of accumulation units outstanding at end of period	814,737	1,150,908	1,220,170	1,511,929	1,785,140	1,801,828	1,976,047	2,293,500	2,632,002	3,137,304
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.28	$17.34	$20.92	$21.05	$22.69	$19.35	$24.04	$20.30	$12.02	$25.05
Value at end of period	$27.15	$19.28	$17.34	$20.92	$21.05	$22.69	$19.35	$24.04	$20.30	$12.02
Number of accumulation units outstanding at end of period	1,191,491	1,487,212	1,737,218	2,005,917	2,471,939	2,427,330	2,514,898	2,700,954	3,369,046	3,336,198
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$19.35	$17.13	$17.95	$15.85	$12.24	$10.36	$10.34	$8.54	$6.90	$10.19
Value at end of period	$21.66	$19.35	$17.13	$17.95	$15.85	$12.24	$10.36	$10.34	$8.54	$6.90
Number of accumulation units outstanding at end of period	324,226	486,379	653,026	798,745	1,176,720	871,968	628,779	635,346	334,741	519,822
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$29.54	$24.67	$26.02	$24.39	$17.83	$15.26	$15.71	$12.59	$10.04	$14.56
Value at end of period	$33.61	$29.54	$24.67	$26.02	$24.39	$17.83	$15.26	$15.71	$12.59	$10.04
Number of accumulation units outstanding at end of period	500,845	733,933	770,594	840,260	1,006,482	834,365	1,344,449	1,345,723	674,535	685,118
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
Value at beginning of period	$27.64	$26.66	$25.46	$24.80	$21.10	$18.51	$17.24	$15.37	$12.11	$17.23
Value at end of period	$34.24	$27.64	$26.66	$25.46	$24.80	$21.10	$18.51	$17.24	$15.37	$12.11
Number of accumulation units outstanding at end of period	546,471	810,541	1,134,669	1,121,739	1,290,847	1,257,087	1,167,129	1,415,808	1,168,866	1,078,572
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$18.07	$18.36	$17.96	$17.87	$14.31	$11.98	$13.28	$11.65	$8.49	$14.49
Value at end of period	$24.22	$18.07	$18.36	$17.96	$17.87	$14.31	$11.98	$13.28	$11.65	$8.49
Number of accumulation units outstanding at end of period	594,957	466,980	742,470	589,862	629,222	598,783	663,516	662,061	726,173	832,152

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$83.74	$78.72	$75.99	$68.82	$57.20	$50.75	$50.10	$44.63	$34.02	$47.67
Value at end of period	$94.89	$83.74	$78.72	$75.99	$68.82	$57.20	$50.75	$50.10	$44.63	$34.02
Number of accumulation units outstanding at end of period	1,635,820	2,217,269	2,555,692	2,896,799	3,145,485	3,241,919	3,524,504	3,920,389	4,481,696	4,590,193
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$48.85	$41.77	$45.57	$43.08	$33.73	$29.23	$29.95	$26.47	$21.51	$33.98
Value at end of period	$55.90	$48.85	$41.77	$45.57	$43.08	$33.73	$29.23	$29.95	$26.47	$21.51
Number of accumulation units outstanding at end of period	583,647	785,962	895,305	1,070,633	1,200,426	1,347,904	1,582,040	1,584,809	1,703,061	1,752,665
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.70	$16.75	$15.39	$14.42	$10.54	$9.03	$9.29	$8.10	$5.77	$10.16
Value at end of period	$21.91	$16.70	$16.75	$15.39	$14.42	$10.54	$9.03	$9.29	$8.10	$5.77
Number of accumulation units outstanding at end of period	1,018,907	1,076,185	1,797,254	1,420,621	1,930,895	1,198,570	872,881	812,616	1,055,201	342,675
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.67	$14.62	$15.00	$15.40	$13.68	$11.70	$13.56	$12.11	$8.94	$17.98
Value at end of period	$18.47	$14.67	$14.62	$15.00	$15.40	$13.68	$11.70	$13.56	$12.11	$8.94
Number of accumulation units outstanding at end of period	485,629	545,859	595,577	667,601	614,747	648,987	735,904	806,375	989,793	1,266,966
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.67	$10.67	$11.24	$12.26	$10.38	$8.89	$10.28	$9.62	$7.41	$12.67
Value at end of period	$12.82	$10.67	$10.67	$11.24	$12.26	$10.38	$8.89	$10.28	$9.62	$7.41
Number of accumulation units outstanding at end of period	1,865,838	2,583,749	3,047,766	3,421,474	3,963,770	4,063,495	1,453,310	2,184,953	2,166,834	1,589,643
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$29.13	$26.69	$29.32	$30.63	$23.82	$19.87	$21.41	$20.18	$15.49	$26.09
Value at end of period	$33.91	$29.13	$26.69	$29.32	$30.63	$23.82	$19.87	$21.41	$20.18	$15.49
Number of accumulation units outstanding at end of period	407,613	541,429	662,141	782,241	979,350	942,257	1,060,965	1,248,029	1,571,331	1,563,733

Separate Account Annual Charges of 1.65%

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
Value at beginning of period	$11.77	$11.53	$11.84	$11.81	$10.50	$9.71	$10.24	$9.49	$7.98	$10.09
Value at end of period	$13.17	$11.77	$11.53	$11.84	$11.81	$10.50	$9.71	$10.24	$9.49	$7.98
Number of accumulation units outstanding at end of period	15,562,648	17,912,560	20,788,300	24,218,829	26,540,757	28,554,570	33,149,680	32,649,952	29,137,036	14,862,682
COLUMBIA SMALL CAP VALUE FUND VS (CLASS 2)										
Value at beginning of period	$34.11	$26.13	$28.36	$27.98	$21.22	$19.40	$21.01	$16.89	$13.74	$19.45
Value at end of period	$38.24	$34.11	$26.13	$28.36	$27.98	$21.22	$19.40	$21.01	$16.89	$13.74
Number of accumulation units outstanding at end of period	218,161	325,888	401,582	493,866	610,638	703,714	784,809	894,397	1,055,356	1,247,388
PROFUND VP BULL										
Value at beginning of period	$13.64	$12.65	$12.92	$11.78	$9.23	$8.24	$8.38	$7.57	$6.19	$10.10
Value at end of period	$16.01	$13.64	$12.65	$12.92	$11.78	$9.23	$8.24	$8.38	$7.57	$6.19
Number of accumulation units outstanding at end of period	19,097	21,655	32,320	36,737	49,022	54,809	88,552	107,937	141,448	153,084
PROFUND VP EUROPE 30										
Value at beginning of period	$9.50	$8.96	$10.22	$11.38	$9.51	$8.30	$9.26	$9.17	$7.05	$12.80
Value at end of period	$11.19	$9.50	$8.96	$10.22	$11.38	$9.51	$8.30	$9.26	$9.17	$7.05
Number of accumulation units outstanding at end of period	14,845	21,879	24,272	28,003	32,480	51,805	65,931	85,151	99,630	111,818

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$1.96	$2.10	$2.17	$3.17	$2.77	$3.02	$4.92	$5.95	$4.58	$7.50
Value at end of period	$1.70	$1.96	$2.10	$2.17	$3.17	$2.77	$3.02	$4.92	$5.95	$4.58
Number of accumulation units outstanding at end of period	72,967	123,206	135,288	161,491	176,610	203,702	217,708	268,098	302,483	369,403
VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$9.93	$9.55	$9.95	$9.65	$8.64	$7.63	$8.07	$7.75	$6.06	$9.91
Value at end of period	$12.06	$9.93	$9.55	$9.95	$9.65	$8.64	$7.63	$8.07	$7.75	$6.06
Number of accumulation units outstanding at end of period	9,013,801	10,787,852	12,556,104	5,068,745	5,925,444	6,852,070	7,458,354	8,081,998	8,771,637	8,258,859
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$10.53	$10.05	$10.61	$10.39	$10.17					
Value at end of period	$11.87	$10.53	$10.05	$10.61	$10.39					
Number of accumulation units outstanding at end of period	2,090,884	2,592,040	3,076,882	3,784,283	50,206					
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$14.26	$14.48	$14.72	$14.97	$15.22	$15.47	$15.73	$15.99	$16.21	$16.09
Value at end of period	$14.08	$14.26	$14.48	$14.72	$14.97	$15.22	$15.47	$15.73	$15.99	$16.21
Number of accumulation units outstanding at end of period	3,331,518	4,408,410	4,356,819	4,324,128	5,460,036	6,963,293	8,416,484	9,115,635	12,290,462	18,806,724
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.56	$14.48	$15.00	$13.84	$10.81	$9.54	$9.99			
Value at end of period	$18.33	$15.56	$14.48	$15.00	$13.84	$10.81	$9.54			
Number of accumulation units outstanding at end of period	7,956,239	10,024,014	11,525,508	12,988,990	15,162,759	17,745,331	20,163,139			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.04	$13.04	$13.48	$12.41	$9.68	$8.52	$8.71	$7.78	$6.09	$9.95
Value at end of period	$16.58	$14.04	$13.04	$13.48	$12.41	$9.68	$8.52	$8.71	$7.78	$6.09
Number of accumulation units outstanding at end of period	3,588,295	4,626,984	5,501,552	6,392,027	7,587,930	8,993,542	10,564,876	4,802,895	5,516,324	3,269,386
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$19.54	$17.34	$17.99	$18.08	$17.41	$15.52	$15.11	$13.45	$9.15	$12.01
Value at end of period	$20.41	$19.54	$17.34	$17.99	$18.08	$17.41	$15.52	$15.11	$13.45	$9.15
Number of accumulation units outstanding at end of period	1,977,803	2,430,502	2,757,810	3,308,152	4,010,423	4,681,973	4,033,510	3,779,255	2,721,625	3,338,098
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$16.55	$15.30	$15.46	$13.84	$10.61	$9.45	$9.65	$8.63	$7.13	$11.59
Value at end of period	$20.24	$16.55	$15.30	$15.46	$13.84	$10.61	$9.45	$9.65	$8.63	$7.13
Number of accumulation units outstanding at end of period	314,549	489,476	552,415	603,019	708,802	761,093	882,411	1,038,513	1,191,005	1,568,394
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.22	$19.17	$19.90	$18.51	$14.02	$12.15	$12.52	$10.47	$8.10	$13.23
Value at end of period	$24.76	$22.22	$19.17	$19.90	$18.51	$14.02	$12.15	$12.52	$10.47	$8.10
Number of accumulation units outstanding at end of period	333,828	455,511	525,196	601,587	700,393	827,606	963,513	1,163,968	1,330,208	1,643,831
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$21.80	$17.46	$18.39	$17.76	$12.69	$11.51	$11.82	$9.81	$8.01	$12.28
Value at end of period	$23.51	$21.80	$17.46	$18.39	$17.76	$12.69	$11.51	$11.82	$9.81	$8.01
Number of accumulation units outstanding at end of period	260,326	394,311	458,749	515,230	614,277	727,842	856,073	1,018,778	1,187,131	1,350,205
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$15.22	$14.86	$15.07	$14.39	$14.68	$13.69	$12.97	$12.04	$11.00	$12.24
Value at end of period	$15.69	$15.22	$14.86	$15.07	$14.39	$14.68	$13.69	$12.97	$12.04	$11.00
Number of accumulation units outstanding at end of period	35,909,429	39,889,441	44,255,730	48,971,824	15,103,632	15,828,783	17,762,929	19,438,551	20,618,726	21,077,749

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$9.26	$9.38	$9.68	$10.34						
Value at end of period	$11.31	$9.26	$9.38	$9.68						
Number of accumulation units outstanding at end of period	10,724,933	13,128,584	14,978,970	16,499,656						
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$8.52	$8.62	$8.86	$9.60	$8.06	$6.92	$8.03	$7.59	$6.05	$10.22
Value at end of period	$10.44	$8.52	$8.62	$8.86	$9.60	$8.06	$6.92	$8.03	$7.59	$6.05
Number of accumulation units outstanding at end of period	526,140	646,965	815,187	960,030	1,158,242	1,131,136	1,101,227	1,270,771	1,647,470	309,276
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$15.51	$15.26	$14.68	$13.20	$10.30	$10.27				
Value at end of period	$19.68	$15.51	$15.26	$14.68	$13.20	$10.30				
Number of accumulation units outstanding at end of period	14,307,937	18,229,471	21,213,893	24,028,268	27,974,934	31,621,667				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$24.32	$23.84	$22.85	$20.49	$15.95	$13.77	$13.69	$12.18	$8.70	$12.21
Value at end of period	$30.95	$24.32	$23.84	$22.85	$20.49	$15.95	$13.77	$13.69	$12.18	$8.70
Number of accumulation units outstanding at end of period	7,213,298	9,127,775	10,709,800	12,615,654	8,713,943	2,112,401	2,724,627	1,903,369	1,425,814	204,381
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.38	$14.67	$15.64	$14.49	$11.28	$10.03	$10.05			
Value at end of period	$18.25	$16.38	$14.67	$15.64	$14.49	$11.28	$10.03			
Number of accumulation units outstanding at end of period	6,181,033	8,044,811	9,420,147	8,624,788	4,779,055	970,127	793,834			
VOYA LIMITED MATURITY BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$20.91	$20.99	$21.23	$21.43	$21.64	$21.68	$21.79	$21.48	$20.38	$20.77
Value at end of period	$20.81	$20.91	$20.99	$21.23	$21.43	$21.64	$21.68	$21.79	$21.48	$20.38
Number of accumulation units outstanding at end of period	48,020	58,986	72,455	83,556	108,279	132,169	148,475	176,733	223,473	269,815
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$17.95	$17.06	$17.30	$16.20	$12.51	$11.17	$11.44	$8.95	$6.45	$10.54
Value at end of period	$22.03	$17.95	$17.06	$17.30	$16.20	$12.51	$11.17	$11.44	$8.95	$6.45
Number of accumulation units outstanding at end of period	4,887,186	2,854,654	3,303,457	3,666,459	4,558,002	3,188,003	3,775,208	3,637,309	2,574,342	2,677,395
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.90	$16.77	$17.14	$15.16	$11.83	$10.91	$11.62	$10.20	$8.35	$13.01
Value at end of period	$21.37	$17.90	$16.77	$17.14	$15.16	$11.83	$10.91	$11.62	$10.20	$8.35
Number of accumulation units outstanding at end of period	266,610	320,225	393,650	442,791	422,648	463,286	516,600	609,977	529,027	574,371
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.39	$10.10	$10.35	$9.94	$9.68	$9.12	$8.82	$8.31	$8.25	
Value at end of period	$11.02	$10.39	$10.10	$10.35	$9.94	$9.68	$9.12	$8.82	$8.31	
Number of accumulation units outstanding at end of period	6,312,075	7,304,167	7,108,915	7,953,540	9,788,740	12,599,922	12,893,849	11,268,717	9,235,050	
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.65	$12.93	$13.42	$12.95	$11.10	$9.99	$10.28	$9.37	$9.21	
Value at end of period	$15.66	$13.65	$12.93	$13.42	$12.95	$11.10	$9.99	$10.28	$9.37	
Number of accumulation units outstanding at end of period	36,914,117	45,068,732	51,674,638	58,763,209	67,383,458	75,580,264	83,035,422	90,407,563	98,222,251	

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.66	$13.00	$13.43	$12.92	$11.35	$10.34	$10.51	$9.63	$9.49	
Value at end of period	$15.39	$13.66	$13.00	$13.43	$12.92	$11.35	$10.34	$10.51	$9.63	
Number of accumulation units outstanding at end of period	26,327,594	31,315,325	36,256,505	40,836,335	47,327,321	52,631,044	58,979,396	65,664,893	70,210,170	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.05	$12.54	$12.95	$12.51	$11.56	$10.67	$10.62	$9.86	$9.75	
Value at end of period	$14.35	$13.05	$12.54	$12.95	$12.51	$11.56	$10.67	$10.62	$9.86	
Number of accumulation units outstanding at end of period	13,147,372	15,645,279	17,842,991	20,747,229	24,455,103	27,424,675	30,468,674	33,887,801	36,618,477	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.52	$24.41	$23.11	$20.84	$16.09	$14.32	$14.01	$12.67	$10.14	
Value at end of period	$32.86	$25.52	$24.41	$23.11	$20.84	$16.09	$14.32	$14.01	$12.67	
Number of accumulation units outstanding at end of period	1,035,521	1,220,153	1,229,815	1,309,124	1,105,509	1,146,026	1,098,591	980,480	1,093,134	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$15.97	$14.66	$14.65	$13.23	$10.20	$9.00	$8.96	$8.13	$6.70	$10.17
Value at end of period	$19.21	$15.97	$14.66	$14.65	$13.23	$10.20	$9.00	$8.96	$8.13	$6.70
Number of accumulation units outstanding at end of period	3,278,006	3,967,654	3,998,826	3,945,574	4,127,877	4,092,024	3,266,093	3,433,711	3,566,009	744,806
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$23.58	$20.79	$21.97	$19.90	$15.39	$13.50	$13.65	$12.49	$10.35	
Value at end of period	$26.25	$23.58	$20.79	$21.97	$19.90	$15.39	$13.50	$13.65	$12.49	
Number of accumulation units outstanding at end of period	1,496,740	1,845,698	1,831,380	1,155,632	1,015,292	960,722	294,987	200,934	150,954	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$26.07	$24.82	$25.43	$23.28	$17.54	$15.44	$16.06	$12.97	$10.36	
Value at end of period	$31.89	$26.07	$24.82	$25.43	$23.28	$17.54	$15.44	$16.06	$12.97	
Number of accumulation units outstanding at end of period	1,141,832	1,395,061	1,492,983	1,364,526	1,683,607	1,795,491	1,836,737	2,324,538	2,008,990	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.64	$15.85	$16.63	$15.03	$11.42	$9.95	$10.33	$8.41	$6.12	$10.25
Value at end of period	$20.41	$17.64	$15.85	$16.63	$15.03	$11.42	$9.95	$10.33	$8.41	$6.12
Number of accumulation units outstanding at end of period	2,405,376	2,968,783	2,866,400	3,272,859	3,151,481	2,960,770	2,558,431	2,724,466	2,544,207	1,062,310
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.94	$15.10	$16.13	$15.67	$11.51	$10.10	$10.72	$8.65	$6.96	$10.15
Value at end of period	$20.12	$17.94	$15.10	$16.13	$15.67	$11.51	$10.10	$10.72	$8.65	$6.96
Number of accumulation units outstanding at end of period	2,113,450	2,622,099	2,749,535	2,953,157	3,479,739	2,848,818	2,589,704	2,760,386	2,679,879	1,754,101
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$15.88	$14.28	$14.69	$14.17	$10.39	$9.19	$9.29	$7.16	$5.57	$8.65
Value at end of period	$18.50	$15.88	$14.28	$14.69	$14.17	$10.39	$9.19	$9.29	$7.16	$5.57
Number of accumulation units outstanding at end of period	150,537	194,329	245,153	290,624	382,698	433,443	488,828	559,739	648,234	749,440
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.66	$16.10	$16.54	$15.83	$11.71	$10.42	$10.89	$8.93	$7.14	$10.05
Value at end of period	$21.47	$19.66	$16.10	$16.54	$15.83	$11.71	$10.42	$10.89	$8.93	$7.14
Number of accumulation units outstanding at end of period	792,549	940,432	1,028,554	1,032,761	1,143,336	1,363,663	1,585,371	1,764,765	1,604,687	1,110,458

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.01	$9.59	$10.03							
Value at end of period	$11.63	$10.01	$9.59							
Number of accumulation units outstanding at end of period	15,925,674	18,232,747	20,407,752							
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.55	$11.51	$11.70	$11.28	$11.80	$11.58	$11.01	$10.57	$10.18	$9.98
Value at end of period	$11.70	$11.55	$11.51	$11.70	$11.28	$11.80	$11.58	$11.01	$10.57	$10.18
Number of accumulation units outstanding at end of period	3,465,478	4,364,838	4,627,480	4,741,423	2,861,575	3,548,152	4,062,233	3,769,609	4,694,672	2,170,741
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$19.93	$19.24	$20.60	$20.07	$14.70	$12.49	$12.42	$9.98	$7.51	$12.99
Value at end of period	$25.13	$19.93	$19.24	$20.60	$20.07	$14.70	$12.49	$12.42	$9.98	$7.51
Number of accumulation units outstanding at end of period	2,208,166	2,657,090	3,237,652	3,825,139	4,589,290	4,474,943	5,449,850	5,244,173	5,554,100	4,777,820
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.49	$13.63	$14.10	$12.59	$12.34	$9.99	$10.72	$9.40	$7.16	$12.40
Value at end of period	$14.66	$13.49	$13.63	$14.10	$12.59	$12.34	$9.99	$10.72	$9.40	$7.16
Number of accumulation units outstanding at end of period	1,005,926	1,210,925	1,384,131	1,606,054	1,982,123	2,247,770	2,541,000	2,903,282	3,360,508	3,566,733
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$103.47	$100.92	$99.67	$78.03	$77.74	$68.41	$63.52	$50.47	$37.76	$62.45
Value at end of period	$107.04	$103.47	$100.92	$99.67	$78.03	$77.74	$68.41	$63.52	$50.47	$37.76
Number of accumulation units outstanding at end of period	117,261	163,262	196,857	234,347	312,233	363,597	431,868	510,504	613,664	710,187
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.93	$14.94	$14.75	$13.30	$10.03	$9.09	$9.69	$8.80	$6.79	$11.37
Value at end of period	$19.05	$15.93	$14.94	$14.75	$13.30	$10.03	$9.09	$9.69	$8.80	$6.79
Number of accumulation units outstanding at end of period	3,374,615	4,020,101	4,368,279	4,851,044	5,466,389	6,256,588	6,969,874	7,592,795	7,644,431	6,232,741
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$17.56	$14.43	$15.12	$14.74	$10.70	$9.53	$9.96	$8.08	$6.59	$10.16
Value at end of period	$19.16	$17.56	$14.43	$15.12	$14.74	$10.70	$9.53	$9.96	$8.08	$6.59
Number of accumulation units outstanding at end of period	1,060,060	1,382,024	1,617,077	1,908,915	2,247,001	2,704,592	3,006,946	3,549,908	4,787,221	4,530,155
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$15.06	$13.23	$14.37	$13.92	$12.34	$11.14	$11.05	$9.95	$7.66	$11.01
Value at end of period	$16.34	$15.06	$13.23	$14.37	$13.92	$12.34	$11.14	$11.05	$9.95	$7.66
Number of accumulation units outstanding at end of period	3,679,805	4,531,487	5,193,782	6,282,473	6,846,612	7,313,546	7,981,690	7,970,975	8,015,179	7,440,765
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$20.75	$17.91	$19.36	$18.04	$13.59	$11.64	$12.09	$10.68	$8.45	$13.52
Value at end of period	$24.01	$20.75	$17.91	$19.36	$18.04	$13.59	$11.64	$12.09	$10.68	$8.45
Number of accumulation units outstanding at end of period	1,503,515	1,854,669	2,164,594	2,590,504	2,766,559	2,471,470	2,465,574	2,618,723	2,361,640	2,466,881
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.56	$16.41	$17.08	$15.98	$13.03	$11.78	$12.14	$11.01	$9.15	$12.17
Value at end of period	$20.19	$18.56	$16.41	$17.08	$15.98	$13.03	$11.78	$12.14	$11.01	$9.15
Number of accumulation units outstanding at end of period	3,594,313	4,440,911	5,278,999	6,189,568	3,052,219	2,556,370	2,714,886	3,483,701	3,059,375	2,755,180
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$11.82	$10.47	$10.91	$10.06						
Value at end of period	$12.84	$11.82	$10.47	$10.91						
Number of accumulation units outstanding at end of period	8,434,381	9,321,363	10,431,570	11,988,335						

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$48.86	$41.42	$43.39	$40.06	$30.42	$27.00	$28.06	$25.36	$20.81	$31.22
Value at end of period	$54.73	$48.86	$41.42	$43.39	$40.06	$30.42	$27.00	$28.06	$25.36	$20.81
Number of accumulation units outstanding at end of period	655,552	822,448	859,168	957,524	1,108,099	1,194,456	1,424,895	1,501,512	1,868,297	1,880,516
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$18.92	$17.03	$20.56	$20.72	$22.35	$19.08	$23.73	$20.06	$11.89	$24.80
Value at end of period	$26.61	$18.92	$17.03	$20.56	$20.72	$22.35	$19.08	$23.73	$20.06	$11.89
Number of accumulation units outstanding at end of period	2,529,672	2,879,578	3,320,194	3,771,303	4,269,089	4,363,507	4,231,276	4,464,015	5,464,963	5,283,734
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$25.46	$22.57	$23.67	$20.93	$16.17	$13.70	$13.68	$11.31	$9.16	$13.90
Value at end of period	$28.48	$25.46	$22.57	$23.67	$20.93	$16.17	$13.70	$13.68	$11.31	$9.16
Number of accumulation units outstanding at end of period	904,319	1,127,947	1,355,718	1,632,306	2,487,104	2,228,664	1,941,144	2,095,654	1,477,123	651,474
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$29.10	$24.33	$25.69	$24.10	$17.64	$15.11	$15.57	$12.49	$9.98	$14.48
Value at end of period	$33.08	$29.10	$24.33	$25.69	$24.10	$17.64	$15.11	$15.57	$12.49	$9.98
Number of accumulation units outstanding at end of period	1,329,479	1,715,841	1,897,061	1,913,343	2,309,888	2,087,884	2,752,075	3,141,380	1,722,690	1,739,178
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
Value at beginning of period	$27.23	$26.29	$25.13	$24.51	$20.87	$18.33	$17.09	$15.25	$12.03	$17.13
Value at end of period	$33.70	$27.23	$26.29	$25.13	$24.51	$20.87	$18.33	$17.09	$15.25	$12.03
Number of accumulation units outstanding at end of period	1,474,952	1,913,139	2,099,597	2,336,651	2,780,669	3,221,641	3,618,527	3,604,727	3,370,800	3,388,663
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$18.20	$18.51	$18.13	$18.05	$14.47	$12.13	$13.46	$11.82	$8.62	$14.73
Value at end of period	$24.37	$18.20	$18.51	$18.13	$18.05	$14.47	$12.13	$13.46	$11.82	$8.62
Number of accumulation units outstanding at end of period	1,043,252	1,058,505	1,429,868	1,348,724	1,470,768	1,335,860	1,458,990	1,480,914	1,695,188	1,995,843
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$81.28	$76.49	$73.91	$67.00	$55.75	$49.51	$48.93	$43.63	$33.29	$46.70
Value at end of period	$92.01	$81.28	$76.49	$73.91	$67.00	$55.75	$49.51	$48.93	$43.63	$33.29
Number of accumulation units outstanding at end of period	5,725,076	6,660,342	6,954,634	7,161,057	7,821,719	7,967,085	8,380,631	9,126,872	9,553,987	9,041,619
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$47.41	$40.59	$44.32	$41.94	$32.87	$28.51	$29.25	$25.87	$21.05	$33.28
Value at end of period	$54.20	$47.41	$40.59	$44.32	$41.94	$32.87	$28.51	$29.25	$25.87	$21.05
Number of accumulation units outstanding at end of period	1,288,491	1,628,900	1,742,268	1,965,145	2,321,325	2,606,467	2,896,143	2,715,477	2,949,818	2,853,748
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.53	$16.60	$15.27	$14.32	$10.48	$8.99	$9.26	$8.08	$5.76	$10.16
Value at end of period	$21.67	$16.53	$16.60	$15.27	$14.32	$10.48	$8.99	$9.26	$8.08	$5.76
Number of accumulation units outstanding at end of period	2,485,518	2,939,189	3,588,951	3,194,665	3,466,162	2,969,446	2,227,872	2,043,344	2,291,739	1,184,847
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.50	$14.47	$14.85	$15.27	$13.58	$11.63	$13.48	$12.05	$8.90	$17.93
Value at end of period	$18.23	$14.50	$14.47	$14.85	$15.27	$13.58	$11.63	$13.48	$12.05	$8.90
Number of accumulation units outstanding at end of period	2,057,790	2,165,491	2,248,787	2,316,150	1,680,056	1,902,325	1,874,984	2,050,959	2,444,515	2,920,415
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.56	$10.56	$11.14	$12.16	$10.31	$8.84	$10.23	$9.58	$7.39	$12.65
Value at end of period	$12.67	$10.56	$10.56	$11.14	$12.16	$10.31	$8.84	$10.23	$9.58	$7.39
Number of accumulation units outstanding at end of period	5,686,731	7,040,655	8,129,661	8,924,695	10,256,655	10,710,659	4,301,972	4,791,752	4,275,236	3,649,197

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$28.39	$26.03	$28.63	$29.94	$23.30	$19.46	$20.98	$19.80	$15.22	$25.65
Value at end of period	$33.01	$28.39	$26.03	$28.63	$29.94	$23.30	$19.46	$20.98	$19.80	$15.22
Number of accumulation units outstanding at end of period	615,098	754,826	952,020	1,093,926	1,200,143	1,239,105	1,437,968	1,648,993	1,778,535	1,823,433

Separate Account Annual Charges of 1.70%

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
Value at beginning of period	$11.72	$11.49	$11.80	$11.78	$10.47	$9.69	$10.23	$9.48	$7.97	$10.09
Value at end of period	$13.10	$11.72	$11.49	$11.80	$11.78	$10.47	$9.69	$10.23	$9.48	$7.97
Number of accumulation units outstanding at end of period	1,976,925	2,193,052	2,655,356	3,108,101	3,256,569	3,455,651	3,693,381	3,721,600	3,117,544	1,684,294
COLUMBIA SMALL CAP VALUE FUND VS (CLASS 2)										
Value at beginning of period	$33.88	$25.96	$28.19	$27.83	$21.12	$19.31	$20.93	$16.84	$13.70	$19.40
Value at end of period	$37.96	$33.88	$25.96	$28.19	$27.83	$21.12	$19.31	$20.93	$16.84	$13.70
Number of accumulation units outstanding at end of period	93,758	128,293	153,618	183,209	227,775	260,586	292,377	346,007	381,207	434,603
PROFUND VP BULL										
Value at beginning of period	$13.53	$12.55	$12.83	$11.71	$9.18	$8.20	$8.34	$7.54	$6.17	$10.06
Value at end of period	$15.88	$13.53	$12.55	$12.83	$11.71	$9.18	$8.20	$8.34	$7.54	$6.17
Number of accumulation units outstanding at end of period	42,929	43,264	45,196	48,903	53,031	71,796	79,497	83,068	90,391	105,711
PROFUND VP EUROPE 30										
Value at beginning of period	$9.43	$8.90	$10.15	$11.31	$9.46	$8.25	$9.21	$9.13	$7.02	$12.75
Value at end of period	$11.09	$9.43	$8.90	$10.15	$11.31	$9.46	$8.25	$9.21	$9.13	$7.02
Number of accumulation units outstanding at end of period	4,985	7,264	9,603	11,507	44,266	64,168	70,476	74,816	86,689	103,742
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$1.95	$2.09	$2.16	$3.15	$2.75	$3.01	$4.90	$5.93	$4.57	$7.49
Value at end of period	$1.69	$1.95	$2.09	$2.16	$3.15	$2.75	$3.01	$4.90	$5.93	$4.57
Number of accumulation units outstanding at end of period	70,013	79,545	79,391	88,820	93,048	106,877	106,744	108,848	116,431	144,442
VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$9.89	$9.51	$9.92	$9.62	$8.61	$7.61	$8.06	$7.74	$6.06	$9.95
Value at end of period	$12.00	$9.89	$9.51	$9.92	$9.62	$8.61	$7.61	$8.06	$7.74	$6.06
Number of accumulation units outstanding at end of period	1,213,864	1,446,560	1,819,083	586,267	651,993	709,004	752,428	818,579	980,137	712,855
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2013)										
Value at beginning of period	$10.51	$10.04	$10.60	$10.38	$9.93					
Value at end of period	$11.84	$10.51	$10.04	$10.60	$10.38					
Number of accumulation units outstanding at end of period	474,816	533,096	593,560	895,705	8,292					
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$14.10	$14.33	$14.58	$14.83	$15.08	$15.34	$15.60	$15.87	$16.09	$15.98
Value at end of period	$13.92	$14.10	$14.33	$14.58	$14.83	$15.08	$15.34	$15.60	$15.87	$16.09
Number of accumulation units outstanding at end of period	2,086,787	2,418,733	2,785,860	3,070,489	3,537,950	3,879,800	4,162,838	4,773,219	6,266,485	9,058,019
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.51	$14.45	$14.97	$13.82	$10.80	$9.54	$9.99			
Value at end of period	$18.27	$15.51	$14.45	$14.97	$13.82	$10.80	$9.54			
Number of accumulation units outstanding at end of period	1,992,908	2,348,510	2,697,630	3,000,045	2,918,196	3,318,380	3,747,317			

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$13.97	$12.99	$13.43	$12.37	$9.66	$8.51	$8.70	$7.77	$6.08	$9.34
Value at end of period	$16.49	$13.97	$12.99	$13.43	$12.37	$9.66	$8.51	$8.70	$7.77	$6.08
Number of accumulation units outstanding at end of period	1,384,405	1,741,114	2,088,469	2,470,261	2,946,050	3,669,787	4,487,171	2,991,951	3,437,048	3,117,555
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$19.42	$17.24	$17.89	$18.00	$17.33	$15.46	$15.06	$13.41	$9.13	$11.99
Value at end of period	$20.27	$19.42	$17.24	$17.89	$18.00	$17.33	$15.46	$15.06	$13.41	$9.13
Number of accumulation units outstanding at end of period	868,482	1,099,189	1,239,542	1,452,791	1,740,081	2,026,776	2,219,344	2,466,409	2,591,193	3,078,712
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$16.42	$15.19	$15.35	$13.76	$10.55	$9.40	$9.60	$8.59	$7.11	$11.55
Value at end of period	$20.07	$16.42	$15.19	$15.35	$13.76	$10.55	$9.40	$9.60	$8.59	$7.11
Number of accumulation units outstanding at end of period	48,122	67,703	82,861	93,180	118,143	153,865	176,576	198,596	218,164	269,073
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.73	$19.62	$20.38	$18.97	$14.38	$12.46	$12.85	$10.75	$8.32	$13.60
Value at end of period	$25.31	$22.73	$19.62	$20.38	$18.97	$14.38	$12.46	$12.85	$10.75	$8.32
Number of accumulation units outstanding at end of period	48,287	65,349	83,789	94,968	115,022	131,755	161,344	190,119	217,932	251,096
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.37	$17.92	$18.88	$18.25	$13.05	$11.84	$12.16	$10.10	$8.25	$12.66
Value at end of period	$24.10	$22.37	$17.92	$18.88	$18.25	$13.05	$11.84	$12.16	$10.10	$8.25
Number of accumulation units outstanding at end of period	43,193	61,960	78,657	92,395	111,128	121,905	142,424	173,219	192,807	220,948
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$15.11	$14.75	$14.97	$14.30	$14.60	$13.62	$12.91	$11.99	$10.96	$12.21
Value at end of period	$15.56	$15.11	$14.75	$14.97	$14.30	$14.60	$13.62	$12.91	$11.99	$10.96
Number of accumulation units outstanding at end of period	5,472,840	6,259,776	7,119,197	8,032,480	1,957,974	2,170,533	2,369,810	2,331,473	2,465,570	2,254,149
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$9.24	$9.37	$9.67	$10.35						
Value at end of period	$11.29	$9.24	$9.37	$9.67						
Number of accumulation units outstanding at end of period	2,299,569	2,725,030	3,080,634	3,377,882						
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$8.49	$8.59	$8.83	$9.57	$8.04	$6.90	$8.02	$7.58	$6.05	$10.25
Value at end of period	$10.39	$8.49	$8.59	$8.83	$9.57	$8.04	$6.90	$8.02	$7.58	$6.05
Number of accumulation units outstanding at end of period	92,972	113,924	137,858	177,008	264,951	179,506	188,041	257,004	248,136	47,877
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$15.47	$15.23	$14.66	$13.19	$10.30	$10.32				
Value at end of period	$19.62	$15.47	$15.23	$14.66	$13.19	$10.30				
Number of accumulation units outstanding at end of period	2,550,184	3,114,079	3,685,283	4,240,438	4,867,314	5,558,108				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$24.16	$23.70	$22.72	$20.39	$15.88	$13.71	$13.64	$12.15	$8.68	$12.18
Value at end of period	$30.74	$24.16	$23.70	$22.72	$20.39	$15.88	$13.71	$13.64	$12.15	$8.68
Number of accumulation units outstanding at end of period	2,505,551	3,023,818	3,520,520	4,127,734	1,166,303	534,159	645,863	354,546	273,883	41,442
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.33	$14.63	$15.61	$14.47	$11.27	$10.02	$10.05			
Value at end of period	$18.18	$16.33	$14.63	$15.61	$14.47	$11.27	$10.02			
Number of accumulation units outstanding at end of period	2,162,782	2,622,228	3,086,588	3,367,135	2,720,142	347,097	454,492			

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA LIMITED MATURITY BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$20.65	$20.74	$20.98	$21.20	$21.42	$21.47	$21.59	$21.29	$20.21	$20.61
Value at end of period	$20.55	$20.65	$20.74	$20.98	$21.20	$21.42	$21.47	$21.59	$21.29	$20.21
Number of accumulation units outstanding at end of period	240,005	276,658	314,802	366,670	413,339	473,423	541,365	698,357	811,294	930,227
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$17.81	$16.93	$17.18	$16.10	$12.44	$11.11	$11.39	$8.91	$6.43	$10.50
Value at end of period	$21.84	$17.81	$16.93	$17.18	$16.10	$12.44	$11.11	$11.39	$8.91	$6.43
Number of accumulation units outstanding at end of period	3,166,196	1,694,248	1,973,473	2,268,580	2,594,824	2,597,026	2,991,666	3,452,664	3,713,348	4,131,153
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.79	$16.68	$17.06	$15.09	$11.78	$10.87	$11.58	$10.17	$8.33	$12.99
Value at end of period	$21.23	$17.79	$16.68	$17.06	$15.09	$11.78	$10.87	$11.58	$10.17	$8.33
Number of accumulation units outstanding at end of period	90,415	122,024	167,984	185,887	172,976	203,786	221,155	236,900	230,036	226,183
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.36	$10.06	$10.32	$9.92	$9.66	$9.11	$8.81	$8.31	$8.25	
Value at end of period	$10.97	$10.36	$10.06	$10.32	$9.92	$9.66	$9.11	$8.81	$8.31	
Number of accumulation units outstanding at end of period	1,610,699	1,810,189	1,957,920	2,187,584	2,630,345	2,781,260	2,754,472	2,697,248	2,377,555	
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.60	$12.89	$13.38	$12.93	$11.08	$9.98	$10.28	$9.37	$9.21	
Value at end of period	$15.59	$13.60	$12.89	$13.38	$12.93	$11.08	$9.98	$10.28	$9.37	
Number of accumulation units outstanding at end of period	4,256,721	5,281,337	6,448,000	7,149,564	7,926,110	8,659,484	9,339,028	10,270,361	10,541,770	
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.61	$12.96	$13.40	$12.90	$11.34	$10.33	$10.50	$9.63	$9.49	
Value at end of period	$15.32	$13.61	$12.96	$13.40	$12.90	$11.34	$10.33	$10.50	$9.63	
Number of accumulation units outstanding at end of period	4,023,963	5,280,057	6,100,133	6,663,231	7,601,553	8,463,731	8,955,848	9,590,943	9,960,273	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.00	$12.50	$12.92	$12.49	$11.54	$10.65	$10.61	$9.85	$9.75	
Value at end of period	$14.29	$13.00	$12.50	$12.92	$12.49	$11.54	$10.65	$10.61	$9.85	
Number of accumulation units outstanding at end of period	2,924,561	3,442,059	3,761,180	4,226,347	4,614,161	4,984,037	5,331,195	5,863,080	6,380,869	
VOYA RUSSELL^{TM} LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.42	$24.32	$23.05	$20.79	$16.06	$14.30	$14.00	$12.66	$10.27	
Value at end of period	$32.72	$25.42	$24.32	$23.05	$20.79	$16.06	$14.30	$14.00	$12.66	
Number of accumulation units outstanding at end of period	336,255	384,344	428,850	454,001	403,035	427,808	457,843	503,489	565,479	
VOYA RUSSELL^{TM} LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$15.90	$14.61	$14.60	$13.19	$10.18	$8.98	$8.95	$8.13	$6.70	$10.17
Value at end of period	$19.11	$15.90	$14.61	$14.60	$13.19	$10.18	$8.98	$8.95	$8.13	$6.70
Number of accumulation units outstanding at end of period	2,283,176	2,628,314	2,989,387	3,521,651	3,884,650	4,487,089	4,937,104	5,831,461	6,625,442	70,299
VOYA RUSSELL^{TM} LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$23.49	$20.72	$21.90	$19.86	$15.37	$13.48	$13.64	$12.48	$10.35	
Value at end of period	$26.14	$23.49	$20.72	$21.90	$19.86	$15.37	$13.48	$13.64	$12.48	
Number of accumulation units outstanding at end of period	255,687	309,832	339,692	149,744	97,375	113,610	111,472	92,052	27,244	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.97	$24.73	$25.36	$23.22	$17.51	$15.42	$16.04	$12.97	$10.40	
Value at end of period	$31.75	$25.97	$24.73	$25.36	$23.22	$17.51	$15.42	$16.04	$12.97	
Number of accumulation units outstanding at end of period	898,300	1,092,859	1,232,145	1,412,195	1,601,547	1,831,013	2,105,460	2,482,145	2,798,443	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.56	$15.79	$16.57	$14.99	$11.39	$9.93	$10.31	$8.40	$6.12	$10.60
Value at end of period	$20.31	$17.56	$15.79	$16.57	$14.99	$11.39	$9.93	$10.31	$8.40	$6.12
Number of accumulation units outstanding at end of period	285,045	390,700	335,801	370,598	509,017	470,017	448,753	612,676	571,519	100,641
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.87	$15.04	$16.07	$15.62	$11.48	$10.08	$10.71	$8.64	$6.95	$10.06
Value at end of period	$20.02	$17.87	$15.04	$16.07	$15.62	$11.48	$10.08	$10.71	$8.64	$6.95
Number of accumulation units outstanding at end of period	288,480	389,314	399,564	447,367	642,672	537,075	527,261	816,183	641,199	313,012
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$15.76	$14.17	$14.58	$14.08	$10.33	$9.14	$9.25	$7.12	$5.54	$8.62
Value at end of period	$18.35	$15.76	$14.17	$14.58	$14.08	$10.33	$9.14	$9.25	$7.12	$5.54
Number of accumulation units outstanding at end of period	49,426	92,524	115,269	134,867	148,924	201,202	262,328	314,195	361,812	420,053
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.58	$16.04	$16.48	$15.78	$11.69	$10.41	$10.88	$8.92	$7.13	$10.08
Value at end of period	$21.36	$19.58	$16.04	$16.48	$15.78	$11.69	$10.41	$10.88	$8.92	$7.13
Number of accumulation units outstanding at end of period	118,419	148,993	154,647	147,447	188,495	182,286	214,608	248,836	311,524	175,101
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.01	$9.59	$10.03							
Value at end of period	$11.62	$10.01	$9.59							
Number of accumulation units outstanding at end of period	1,648,385	1,821,317	2,028,175							
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.50	$11.46	$11.66	$11.25	$11.77	$11.56	$10.99	$10.56	$10.18	$10.04
Value at end of period	$11.64	$11.50	$11.46	$11.66	$11.25	$11.77	$11.56	$10.99	$10.56	$10.18
Number of accumulation units outstanding at end of period	484,218	569,669	662,842	599,396	643,117	891,327	1,257,147	709,327	792,018	633,677
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$19.81	$19.13	$20.49	$19.98	$14.64	$12.44	$12.38	$9.96	$7.49	$12.98
Value at end of period	$24.97	$19.81	$19.13	$20.49	$19.98	$14.64	$12.44	$12.38	$9.96	$7.49
Number of accumulation units outstanding at end of period	354,563	404,457	467,783	511,251	697,244	659,565	698,960	841,956	832,913	542,366
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.42	$13.56	$14.03	$12.54	$12.30	$9.96	$10.70	$9.38	$7.15	$12.39
Value at end of period	$14.57	$13.42	$13.56	$14.03	$12.54	$12.30	$9.96	$10.70	$9.38	$7.15
Number of accumulation units outstanding at end of period	131,799	147,864	172,829	188,797	218,489	241,042	280,998	334,955	401,762	401,569
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$102.01	$99.55	$98.37	$77.05	$76.80	$67.62	$62.82	$49.93	$37.38	$61.85
Value at end of period	$105.48	$102.01	$99.55	$98.37	$77.05	$76.80	$67.62	$62.82	$49.93	$37.38
Number of accumulation units outstanding at end of period	81,195	102,209	119,977	135,602	166,168	196,694	231,154	268,696	321,061	390,879
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.84	$14.86	$14.68	$13.24	$10.00	$9.06	$9.67	$8.78	$6.78	$11.35
Value at end of period	$18.93	$15.84	$14.86	$14.68	$13.24	$10.00	$9.06	$9.67	$8.78	$6.78
Number of accumulation units outstanding at end of period	371,064	447,480	474,543	536,280	653,521	743,898	819,616	920,705	864,230	661,802

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$17.47	$14.36	$15.06	$14.68	$10.67	$9.50	$9.94	$8.07	$6.58	$10.16
Value at end of period	$19.05	$17.47	$14.36	$15.06	$14.68	$10.67	$9.50	$9.94	$8.07	$6.58
Number of accumulation units outstanding at end of period	141,386	175,809	197,063	227,848	261,832	302,015	433,174	511,763	604,419	511,113
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.97	$13.17	$14.31	$13.86	$12.30	$11.11	$11.03	$9.93	$7.65	$11.00
Value at end of period	$16.24	$14.97	$13.17	$14.31	$13.86	$12.30	$11.11	$11.03	$9.93	$7.65
Number of accumulation units outstanding at end of period	942,636	1,129,398	1,269,822	1,508,691	1,571,211	1,628,071	1,622,711	1,503,414	1,695,841	1,421,792
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$20.59	$17.78	$19.24	$17.93	$13.51	$11.59	$12.04	$10.64	$8.42	$13.48
Value at end of period	$23.82	$20.59	$17.78	$19.24	$17.93	$13.51	$11.59	$12.04	$10.64	$8.42
Number of accumulation units outstanding at end of period	184,120	261,015	305,662	363,275	396,943	246,110	328,673	321,611	249,815	166,432
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.45	$16.32	$17.00	$15.91	$12.98	$11.74	$12.10	$10.99	$9.13	$12.16
Value at end of period	$20.06	$18.45	$16.32	$17.00	$15.91	$12.98	$11.74	$12.10	$10.99	$9.13
Number of accumulation units outstanding at end of period	2,518,766	3,084,434	3,689,134	4,285,297	607,344	552,540	590,476	673,114	686,960	738,976
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$11.80	$10.46	$10.90	$10.23						
Value at end of period	$12.82	$11.80	$10.46	$10.90						
Number of accumulation units outstanding at end of period	1,437,370	1,646,356	1,755,709	2,145,995						
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$48.28	$40.96	$42.92	$39.65	$30.13	$26.76	$27.82	$25.16	$20.65	$30.99
Value at end of period	$54.06	$48.28	$40.96	$42.92	$39.65	$30.13	$26.76	$27.82	$25.16	$20.65
Number of accumulation units outstanding at end of period	941,094	1,133,305	1,324,940	1,504,261	1,725,469	1,976,680	2,249,648	2,554,507	2,935,213	3,235,910
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$18.74	$16.88	$20.39	$20.55	$22.18	$18.94	$23.58	$19.94	$11.82	$24.68
Value at end of period	$26.34	$18.74	$16.88	$20.39	$20.55	$22.18	$18.94	$23.58	$19.94	$11.82
Number of accumulation units outstanding at end of period	499,439	549,402	618,221	705,926	823,318	841,692	965,704	1,011,850	1,305,782	1,425,398
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$19.09	$16.93	$17.77	$15.72	$12.15	$10.30	$10.29	$8.52	$6.89	$10.11
Value at end of period	$21.35	$19.09	$16.93	$17.77	$15.72	$12.15	$10.30	$10.29	$8.52	$6.89
Number of accumulation units outstanding at end of period	234,351	278,487	360,756	426,422	509,519	499,022	414,337	501,493	270,472	100,126
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$28.89	$24.17	$25.52	$23.96	$17.54	$15.04	$15.50	$12.45	$9.94	$14.44
Value at end of period	$32.81	$28.89	$24.17	$25.52	$23.96	$17.54	$15.04	$15.50	$12.45	$9.94
Number of accumulation units outstanding at end of period	240,705	289,463	347,648	384,966	520,866	432,742	437,975	561,305	400,913	390,354
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
Value at beginning of period	$27.03	$26.11	$24.97	$24.37	$20.76	$18.24	$17.01	$15.19	$11.99	$17.08
Value at end of period	$33.43	$27.03	$26.11	$24.97	$24.37	$20.76	$18.24	$17.01	$15.19	$11.99
Number of accumulation units outstanding at end of period	277,691	338,648	365,287	388,035	406,704	445,395	495,196	563,863	535,579	588,338
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$17.75	$18.07	$17.70	$17.64	$14.14	$11.86	$13.17	$11.57	$8.44	$14.43
Value at end of period	$23.76	$17.75	$18.07	$17.70	$17.64	$14.14	$11.86	$13.17	$11.57	$8.44
Number of accumulation units outstanding at end of period	139,664	138,229	179,077	140,126	162,708	159,407	152,743	151,268	216,077	230,098
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$80.14	$75.45	$72.94	$66.16	$55.07	$48.94	$48.39	$43.17	$32.96	$46.25
Value at end of period	$90.67	$80.14	$75.45	$72.94	$66.16	$55.07	$48.94	$48.39	$43.17	$32.96
Number of accumulation units outstanding at end of period	1,222,086	1,453,198	1,610,547	1,809,212	2,078,595	2,312,238	2,665,152	3,062,578	3,402,777	3,579,728

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$46.74	$40.03	$43.74	$41.41	$32.47	$28.18	$28.93	$25.60	$20.84	$32.96
Value at end of period	$53.41	$46.74	$40.03	$43.74	$41.41	$32.47	$28.18	$28.93	$25.60	$20.84
Number of accumulation units outstanding at end of period	572,856	694,967	792,598	930,979	1,200,586	1,380,414	1,647,604	1,806,131	2,038,278	2,092,368
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.45	$16.53	$15.21	$14.27	$10.45	$8.97	$9.24	$8.06	$5.75	$10.15
Value at end of period	$21.55	$16.45	$16.53	$15.21	$14.27	$10.45	$8.97	$9.24	$8.06	$5.75
Number of accumulation units outstanding at end of period	458,615	511,495	668,753	504,753	611,341	553,700	474,261	521,491	516,453	114,703
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.41	$14.39	$14.78	$15.20	$13.52	$11.59	$13.44	$12.02	$8.89	$17.91
Value at end of period	$18.12	$14.41	$14.39	$14.78	$15.20	$13.52	$11.59	$13.44	$12.02	$8.89
Number of accumulation units outstanding at end of period	302,115	335,893	382,332	390,868	343,796	371,527	412,626	456,831	559,482	691,116
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.50	$10.51	$11.09	$12.11	$10.27	$8.81	$10.21	$9.56	$7.38	$12.64
Value at end of period	$12.60	$10.50	$10.51	$11.09	$12.11	$10.27	$8.81	$10.21	$9.56	$7.38
Number of accumulation units outstanding at end of period	1,225,924	1,433,858	1,670,032	1,842,423	2,087,403	2,331,073	633,451	756,156	780,779	542,999
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$28.04	$25.72	$28.31	$29.62	$23.07	$19.27	$20.79	$19.63	$15.09	$25.45
Value at end of period	$32.59	$28.04	$25.72	$28.31	$29.62	$23.07	$19.27	$20.79	$19.63	$15.09
Number of accumulation units outstanding at end of period	246,698	317,797	370,729	441,646	508,168	570,334	641,973	753,685	828,443	875,862

Separate Account Annual Charges of 1.75%

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
Value at beginning of period	$11.67	$11.44	$11.76	$11.74	$10.45	$9.67	$10.21	$9.47	$7.97	$10.04
Value at end of period	$13.04	$11.67	$11.44	$11.76	$11.74	$10.45	$9.67	$10.21	$9.47	$7.97
Number of accumulation units outstanding at end of period	308,181	374,845	407,294	586,669	747,046	571,493	1,024,482	1,130,871	1,025,896	167,445
COLUMBIA SMALL CAP VALUE FUND VS (CLASS 2)										
Value at beginning of period	$33.64	$25.80	$28.02	$27.68	$21.02	$19.23	$20.85	$16.78	$13.66	$19.36
Value at end of period	$37.68	$33.64	$25.80	$28.02	$27.68	$21.02	$19.23	$20.85	$16.78	$13.66
Number of accumulation units outstanding at end of period	24,834	39,006	47,945	58,325	76,837	89,669	108,654	133,922	154,250	195,678
PROFUND VP BULL										
Value at beginning of period	$13.42	$12.46	$12.74	$11.63	$9.12	$8.15	$8.30	$7.50	$6.14	$10.03
Value at end of period	$15.74	$13.42	$12.46	$12.74	$11.63	$9.12	$8.15	$8.30	$7.50	$6.14
Number of accumulation units outstanding at end of period	18,701	24,205	31,583	36,093	37,580	43,819	48,533	67,290	71,655	77,466
PROFUND VP EUROPE 30										
Value at beginning of period	$9.35	$8.83	$10.08	$11.23	$9.40	$8.21	$9.17	$9.09	$6.99	$12.71
Value at end of period	$11.00	$9.35	$8.83	$10.08	$11.23	$9.40	$8.21	$9.17	$9.09	$6.99
Number of accumulation units outstanding at end of period	7,707	9,746	12,025	14,736	18,708	27,824	33,595	41,583	47,001	51,597
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$1.94	$2.08	$2.15	$3.13	$2.74	$3.00	$4.88	$5.91	$4.55	$7.47
Value at end of period	$1.68	$1.94	$2.08	$2.15	$3.13	$2.74	$3.00	$4.88	$5.91	$4.55
Number of accumulation units outstanding at end of period	6,834	9,150	13,374	22,656	22,577	23,258	22,697	25,407	24,973	26,319
VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$9.84	$9.47	$9.88	$9.59	$8.59	$7.60	$8.04	$7.73	$6.06	$9.95
Value at end of period	$11.94	$9.84	$9.47	$9.88	$9.59	$8.59	$7.60	$8.04	$7.73	$6.06
Number of accumulation units outstanding at end of period	158,361	217,243	286,016	14,793	14,248	24,179	37,366	38,074	36,994	51,243

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$10.49	$10.02	$10.59	$10.36						
Value at end of period	$11.81	$10.49	$10.02	$10.59						
Number of accumulation units outstanding at end of period	7,747	20,835	15,137	25,188						
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$13.86	$14.09	$14.34	$14.59	$14.85	$15.12	$15.38	$15.65	$15.88	$15.78
Value at end of period	$13.67	$13.86	$14.09	$14.34	$14.59	$14.85	$15.12	$15.38	$15.65	$15.88
Number of accumulation units outstanding at end of period	351,446	341,436	402,034	418,480	419,666	511,459	598,840	840,172	1,166,416	1,879,418
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.47	$14.41	$14.94	$13.80	$10.79	$9.54	$9.99			
Value at end of period	$18.20	$15.47	$14.41	$14.94	$13.80	$10.79	$9.54			
Number of accumulation units outstanding at end of period	214,980	254,639	312,581	350,643	437,375	558,357	684,332			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$13.91	$12.93	$13.38	$12.33	$9.63	$8.49	$8.68	$7.77	$6.08	$9.95
Value at end of period	$16.41	$13.91	$12.93	$13.38	$12.33	$9.63	$8.49	$8.68	$7.77	$6.08
Number of accumulation units outstanding at end of period	1,028,896	1,264,489	1,467,003	1,680,455	1,935,272	2,286,125	2,742,774	2,224,320	2,512,614	2,172,969
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$19.29	$17.13	$17.80	$17.91	$17.26	$15.40	$15.01	$13.37	$9.11	$11.97
Value at end of period	$20.13	$19.29	$17.13	$17.80	$17.91	$17.26	$15.40	$15.01	$13.37	$9.11
Number of accumulation units outstanding at end of period	235,271	293,879	340,213	426,367	479,775	620,937	726,481	863,810	886,425	1,037,282
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$16.29	$15.08	$15.25	$13.67	$10.49	$9.35	$9.55	$8.56	$7.08	$11.51
Value at end of period	$19.90	$16.29	$15.08	$15.25	$13.67	$10.49	$9.35	$9.55	$8.56	$7.08
Number of accumulation units outstanding at end of period	43,982	69,707	74,935	79,941	89,219	103,942	118,011	161,651	185,662	219,708
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.58	$19.51	$20.27	$18.88	$14.31	$12.41	$12.81	$10.72	$8.30	$13.57
Value at end of period	$25.14	$22.58	$19.51	$20.27	$18.88	$14.31	$12.41	$12.81	$10.72	$8.30
Number of accumulation units outstanding at end of period	3,681	15,088	15,867	18,007	20,227	26,941	30,163	39,171	70,781	117,089
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.23	$17.81	$18.78	$18.16	$12.99	$11.79	$12.12	$10.07	$8.23	$12.63
Value at end of period	$23.94	$22.23	$17.81	$18.78	$18.16	$12.99	$11.79	$12.12	$10.07	$8.23
Number of accumulation units outstanding at end of period	2,237	5,796	8,136	8,487	12,680	16,019	16,126	22,717	31,227	43,054
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$14.99	$14.65	$14.87	$14.22	$14.52	$13.55	$12.85	$11.95	$10.93	$12.17
Value at end of period	$15.44	$14.99	$14.65	$14.87	$14.22	$14.52	$13.55	$12.85	$11.95	$10.93
Number of accumulation units outstanding at end of period	913,484	1,142,623	1,394,581	1,561,178	349,573	387,319	472,680	519,722	557,196	570,876
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$9.23	$9.36	$9.67	$10.56						
Value at end of period	$11.26	$9.23	$9.36	$9.67						
Number of accumulation units outstanding at end of period	310,692	401,167	474,172	508,703						
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$8.45	$8.55	$8.80	$9.55	$8.02	$6.89	$8.01	$7.57	$6.05	$8.67
Value at end of period	$10.34	$8.45	$8.55	$8.80	$9.55	$8.02	$6.89	$8.01	$7.57	$6.05
Number of accumulation units outstanding at end of period	10,626	23,604	27,571	31,359	63,876	41,892	34,798	42,289	32,930	3,329

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$15.44	$15.20	$14.64	$13.18	$10.29	$10.03				
Value at end of period	$19.57	$15.44	$15.20	$14.64	$13.18	$10.29				
Number of accumulation units outstanding at end of period	412,276	520,074	616,461	733,669	894,452	1,169,152				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$24.01	$23.56	$22.60	$20.29	$15.81	$13.66	$13.60	$12.11	$8.66	$12.16
Value at end of period	$30.53	$24.01	$23.56	$22.60	$20.29	$15.81	$13.66	$13.60	$12.11	$8.66
Number of accumulation units outstanding at end of period	472,783	576,312	680,719	767,747	179,083	78,894	103,158	58,940	68,312	15,517
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.28	$14.59	$15.58	$14.45	$11.26	$10.02	$10.05			
Value at end of period	$18.12	$16.28	$14.59	$15.58	$14.45	$11.26	$10.02			
Number of accumulation units outstanding at end of period	534,395	658,099	744,320	756,686	693,569	152,572	176,268			
VOYA LIMITED MATURITY BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$20.33	$20.43	$20.67	$20.90	$21.12	$21.18	$21.31	$21.03	$19.97	$20.38
Value at end of period	$20.21	$20.33	$20.43	$20.67	$20.90	$21.12	$21.18	$21.31	$21.03	$19.97
Number of accumulation units outstanding at end of period	51,282	58,382	67,139	78,398	87,324	108,190	122,106	146,749	176,680	219,747
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$17.67	$16.81	$17.06	$16.00	$12.36	$11.05	$11.33	$8.87	$6.40	$10.47
Value at end of period	$21.66	$17.67	$16.81	$17.06	$16.00	$12.36	$11.05	$11.33	$8.87	$6.40
Number of accumulation units outstanding at end of period	790,659	383,269	441,194	502,651	623,604	648,471	781,461	913,587	1,022,912	1,136,532
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.69	$16.59	$16.98	$15.03	$11.74	$10.83	$11.55	$10.15	$8.32	$12.97
Value at end of period	$21.10	$17.69	$16.59	$16.98	$15.03	$11.74	$10.83	$11.55	$10.15	$8.32
Number of accumulation units outstanding at end of period	37,246	42,463	51,215	68,161	82,796	91,496	100,791	124,360	153,889	167,298
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.32	$10.03	$10.29	$9.89	$9.65	$9.10	$8.81	$8.31	$8.25	
Value at end of period	$10.93	$10.32	$10.03	$10.29	$9.89	$9.65	$9.10	$8.81	$8.31	
Number of accumulation units outstanding at end of period	315,648	371,652	281,210	279,620	235,834	328,632	279,668	367,431	363,340	
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.55	$12.85	$13.35	$12.90	$11.06	$9.97	$10.27	$9.37	$9.21	
Value at end of period	$15.53	$13.55	$12.85	$13.35	$12.90	$11.06	$9.97	$10.27	$9.37	
Number of accumulation units outstanding at end of period	402,186	479,600	560,519	585,454	657,788	967,993	1,055,184	1,232,540	1,317,406	
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.56	$12.92	$13.36	$12.87	$11.32	$10.32	$10.50	$9.62	$9.49	
Value at end of period	$15.26	$13.56	$12.92	$13.36	$12.87	$11.32	$10.32	$10.50	$9.62	
Number of accumulation units outstanding at end of period	347,372	404,699	519,141	467,083	542,821	613,105	699,255	667,671	746,997	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.95	$12.46	$12.88	$12.46	$11.52	$10.64	$10.60	$9.85	$9.75	
Value at end of period	$14.23	$12.95	$12.46	$12.88	$12.46	$11.52	$10.64	$10.60	$9.85	
Number of accumulation units outstanding at end of period	399,179	551,499	479,405	554,520	712,822	784,921	888,475	916,906	958,263	

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.32	$24.24	$22.98	$20.74	$16.03	$14.28	$13.99	$12.66	$9.95	
Value at end of period	$32.57	$25.32	$24.24	$22.98	$20.74	$16.03	$14.28	$13.99	$12.66	
Number of accumulation units outstanding at end of period	141,739	188,448	217,866	212,702	240,680	269,744	320,643	369,472	419,483	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$15.83	$14.55	$14.55	$13.15	$10.16	$8.97	$8.94	$8.12	$6.69	$10.28
Value at end of period	$19.02	$15.83	$14.55	$14.55	$13.15	$10.16	$8.97	$8.94	$8.12	$6.69
Number of accumulation units outstanding at end of period	391,113	440,038	473,401	525,487	561,630	658,566	785,637	998,454	1,134,062	38,475
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$23.39	$20.65	$21.84	$19.81	$15.34	$13.46	$13.63	$12.48	$10.85	
Value at end of period	$26.02	$23.39	$20.65	$21.84	$19.81	$15.34	$13.46	$13.63	$12.48	
Number of accumulation units outstanding at end of period	119,720	151,351	174,878	26,905	19,418	21,886	15,071	1,463	1,930	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.87	$24.65	$25.29	$23.17	$17.48	$15.40	$16.03	$12.96	$10.40	
Value at end of period	$31.61	$25.87	$24.65	$25.29	$23.17	$17.48	$15.40	$16.03	$12.96	
Number of accumulation units outstanding at end of period	125,720	139,092	165,970	195,224	229,048	277,169	322,879	415,384	463,277	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.48	$15.73	$16.51	$14.95	$11.36	$9.91	$10.30	$8.39	$6.11	$10.64
Value at end of period	$20.21	$17.48	$15.73	$16.51	$14.95	$11.36	$9.91	$10.30	$8.39	$6.11
Number of accumulation units outstanding at end of period	57,166	95,543	94,002	84,361	92,686	75,481	61,315	78,462	47,716	20,592
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.79	$14.98	$16.02	$15.58	$11.46	$10.07	$10.69	$8.63	$6.95	$10.16
Value at end of period	$19.92	$17.79	$14.98	$16.02	$15.58	$11.46	$10.07	$10.69	$8.63	$6.95
Number of accumulation units outstanding at end of period	83,484	100,505	109,699	128,284	156,206	123,674	136,727	186,026	156,359	190,367
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$15.63	$14.07	$14.48	$13.99	$10.27	$9.09	$9.20	$7.09	$5.52	$8.60
Value at end of period	$18.19	$15.63	$14.07	$14.48	$13.99	$10.27	$9.09	$9.20	$7.09	$5.52
Number of accumulation units outstanding at end of period	81,972	102,702	119,923	142,742	168,916	214,984	247,873	286,727	320,361	376,713
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.49	$15.98	$16.43	$15.74	$11.66	$10.39	$10.86	$8.91	$7.13	$9.79
Value at end of period	$21.26	$19.49	$15.98	$16.43	$15.74	$11.66	$10.39	$10.86	$8.91	$7.13
Number of accumulation units outstanding at end of period	23,729	26,003	19,693	22,511	26,717	29,648	55,529	44,468	65,135	49,665
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.00	$9.59	$10.03							
Value at end of period	$11.61	$10.00	$9.59							
Number of accumulation units outstanding at end of period	110,943	125,946	146,625							
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.45	$11.42	$11.62	$11.21	$11.74	$11.54	$10.98	$10.55	$10.17	$9.82
Value at end of period	$11.58	$11.45	$11.42	$11.62	$11.21	$11.74	$11.54	$10.98	$10.55	$10.17
Number of accumulation units outstanding at end of period	95,468	123,355	125,973	110,869	120,410	144,863	254,563	212,507	223,479	374,087
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$19.69	$19.03	$20.39	$19.89	$14.58	$12.40	$12.35	$9.94	$7.48	$12.96
Value at end of period	$24.81	$19.69	$19.03	$20.39	$19.89	$14.58	$12.40	$12.35	$9.94	$7.48
Number of accumulation units outstanding at end of period	70,022	66,060	78,394	83,927	111,994	116,198	149,529	178,126	187,942	164,305

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.34	$13.50	$13.97	$12.49	$12.26	$9.93	$10.67	$9.36	$7.14	$12.38
Value at end of period	$14.49	$13.34	$13.50	$13.97	$12.49	$12.26	$9.93	$10.67	$9.36	$7.14
Number of accumulation units outstanding at end of period	18,932	21,543	28,653	25,639	29,088	35,292	45,901	53,304	63,073	74,427
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$100.57	$98.19	$97.08	$76.08	$75.87	$66.84	$62.12	$49.40	$37.00	$61.26
Value at end of period	$103.94	$100.57	$98.19	$97.08	$76.08	$75.87	$66.84	$62.12	$49.40	$37.00
Number of accumulation units outstanding at end of period	24,144	32,526	39,530	44,070	54,694	67,961	81,510	104,827	127,889	162,446
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.75	$14.79	$14.62	$13.19	$9.96	$9.03	$9.64	$8.76	$6.77	$11.34
Value at end of period	$18.82	$15.75	$14.79	$14.62	$13.19	$9.96	$9.03	$9.64	$8.76	$6.77
Number of accumulation units outstanding at end of period	94,537	65,026	67,461	71,831	96,568	108,857	127,463	154,749	150,347	163,151
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$17.37	$14.29	$14.99	$14.62	$10.63	$9.48	$9.91	$8.05	$6.57	$10.15
Value at end of period	$18.93	$17.37	$14.29	$14.99	$14.62	$10.63	$9.48	$9.91	$8.05	$6.57
Number of accumulation units outstanding at end of period	16,957	20,112	29,990	33,120	39,956	65,342	91,440	104,288	127,896	147,871
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.89	$13.10	$14.25	$13.81	$12.26	$11.08	$11.00	$9.91	$7.64	$10.99
Value at end of period	$16.15	$14.89	$13.10	$14.25	$13.81	$12.26	$11.08	$11.00	$9.91	$7.64
Number of accumulation units outstanding at end of period	146,257	175,103	186,091	254,328	227,332	278,388	280,115	297,547	368,963	326,241
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$20.44	$17.66	$19.12	$17.83	$13.44	$11.53	$11.99	$10.60	$8.39	$13.44
Value at end of period	$23.63	$20.44	$17.66	$19.12	$17.83	$13.44	$11.53	$11.99	$10.60	$8.39
Number of accumulation units outstanding at end of period	145,174	168,778	198,345	222,030	245,614	292,800	320,523	359,615	378,272	415,402
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.34	$16.23	$16.91	$15.84	$12.93	$11.70	$12.07	$10.96	$9.12	$12.14
Value at end of period	$19.93	$18.34	$16.23	$16.91	$15.84	$12.93	$11.70	$12.07	$10.96	$9.12
Number of accumulation units outstanding at end of period	570,975	678,619	816,902	959,918	128,558	121,858	148,295	188,722	222,360	306,848
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$11.79	$10.45	$10.90	$10.24						
Value at end of period	$12.79	$11.79	$10.45	$10.90						
Number of accumulation units outstanding at end of period	165,695	210,492	259,715	296,450						
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$47.72	$40.50	$42.46	$39.25	$29.84	$26.51	$27.58	$24.95	$20.49	$30.77
Value at end of period	$53.40	$47.72	$40.50	$42.46	$39.25	$29.84	$26.51	$27.58	$24.95	$20.49
Number of accumulation units outstanding at end of period	103,325	127,285	148,496	176,718	197,760	231,946	281,912	337,800	388,816	443,563
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$18.56	$16.72	$20.21	$20.38	$22.01	$18.81	$23.42	$19.82	$11.76	$24.56
Value at end of period	$26.08	$18.56	$16.72	$20.21	$20.38	$22.01	$18.81	$23.42	$19.82	$11.76
Number of accumulation units outstanding at end of period	97,797	87,031	99,093	115,167	135,222	162,360	180,430	206,305	304,281	378,645
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$19.01	$16.87	$17.71	$15.67	$12.13	$10.28	$10.28	$8.51	$6.89	$9.89
Value at end of period	$21.24	$19.01	$16.87	$17.71	$15.67	$12.13	$10.28	$10.28	$8.51	$6.89
Number of accumulation units outstanding at end of period	22,074	35,110	42,517	55,815	83,513	79,203	60,593	63,348	46,439	16,589
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$28.67	$24.00	$25.36	$23.82	$17.45	$14.96	$15.44	$12.40	$9.91	$14.40
Value at end of period	$32.55	$28.67	$24.00	$25.36	$23.82	$17.45	$14.96	$15.44	$12.40	$9.91
Number of accumulation units outstanding at end of period	64,625	66,650	109,053	81,741	128,407	133,682	170,175	191,942	155,530	185,036

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
Value at beginning of period	$26.83	$25.93	$24.81	$24.22	$20.64	$18.15	$16.94	$15.13	$11.95	$17.03
Value at end of period	$33.16	$26.83	$25.93	$24.81	$24.22	$20.64	$18.15	$16.94	$15.13	$11.95
Number of accumulation units outstanding at end of period	67,629	88,608	90,626	92,834	114,475	143,248	169,004	202,527	203,385	225,513
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$17.65	$17.97	$17.61	$17.56	$14.09	$11.82	$13.13	$11.54	$8.43	$14.41
Value at end of period	$23.61	$17.65	$17.97	$17.61	$17.56	$14.09	$11.82	$13.13	$11.54	$8.43
Number of accumulation units outstanding at end of period	48,366	38,061	49,741	36,665	42,183	44,382	43,199	48,642	57,061	63,473
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$79.01	$74.42	$71.99	$65.33	$54.41	$48.38	$47.85	$42.71	$32.62	$45.81
Value at end of period	$89.35	$79.01	$74.42	$71.99	$65.33	$54.41	$48.38	$47.85	$42.71	$32.62
Number of accumulation units outstanding at end of period	268,551	348,309	391,362	460,029	531,694	635,942	730,033	894,237	1,034,928	1,168,272
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$46.09	$39.49	$43.17	$40.89	$32.08	$27.86	$28.61	$25.33	$20.63	$32.65
Value at end of period	$52.63	$46.09	$39.49	$43.17	$40.89	$32.08	$27.86	$28.61	$25.33	$20.63
Number of accumulation units outstanding at end of period	161,195	207,306	232,104	266,749	322,215	392,755	469,128	539,055	601,838	691,572
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.37	$16.46	$15.15	$14.23	$10.42	$8.94	$9.23	$8.05	$5.75	$10.15
Value at end of period	$21.44	$16.37	$16.46	$15.15	$14.23	$10.42	$8.94	$9.23	$8.05	$5.75
Number of accumulation units outstanding at end of period	67,701	78,974	102,501	54,997	72,871	61,096	95,002	109,783	80,480	16,757
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.33	$14.31	$14.70	$15.13	$13.47	$11.55	$13.41	$11.99	$8.87	$17.88
Value at end of period	$18.00	$14.33	$14.31	$14.70	$15.13	$13.47	$11.55	$13.41	$11.99	$8.87
Number of accumulation units outstanding at end of period	97,147	119,589	128,789	108,814	112,068	139,920	155,542	171,109	200,319	254,172
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.45	$10.46	$11.04	$12.07	$10.24	$8.79	$10.18	$9.55	$7.37	$12.63
Value at end of period	$12.52	$10.45	$10.46	$11.04	$12.07	$10.24	$8.79	$10.18	$9.55	$7.37
Number of accumulation units outstanding at end of period	225,687	301,028	352,061	375,482	439,447	544,244	107,339	138,277	140,510	133,335
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$27.70	$25.42	$27.99	$29.30	$22.83	$19.09	$20.60	$19.46	$14.97	$25.26
Value at end of period	$32.17	$27.70	$25.42	$27.99	$29.30	$22.83	$19.09	$20.60	$19.46	$14.97
Number of accumulation units outstanding at end of period	94,592	108,646	125,812	145,778	176,985	210,020	248,042	296,746	357,836	401,370

Separate Account Annual Charges of 1.80%

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
Value at beginning of period	$11.62	$11.40	$11.72	$11.71	$10.42	$9.65	$10.20	$9.46	$7.97	$10.04
Value at end of period	$12.97	$11.62	$11.40	$11.72	$11.71	$10.42	$9.65	$10.20	$9.46	$7.97
Number of accumulation units outstanding at end of period	2,847,479	3,294,533	3,868,599	4,441,910	4,756,287	4,580,132	5,320,212	4,848,084	6,969,529	2,906,934
COLUMBIA SMALL CAP VALUE FUND VS (CLASS 2)										
Value at beginning of period	$33.41	$25.63	$27.86	$27.53	$20.91	$19.14	$20.77	$16.72	$13.62	$19.31
Value at end of period	$37.40	$33.41	$25.63	$27.86	$27.53	$20.91	$19.14	$20.77	$16.72	$13.62
Number of accumulation units outstanding at end of period	89,230	143,408	175,701	214,446	260,676	292,045	339,272	373,935	421,323	490,206
PROFUND VP BULL										
Value at beginning of period	$13.32	$12.37	$12.65	$11.56	$9.07	$8.11	$8.26	$7.47	$6.12	$9.99
Value at end of period	$15.61	$13.32	$12.37	$12.65	$11.56	$9.07	$8.11	$8.26	$7.47	$6.12
Number of accumulation units outstanding at end of period	57,423	69,200	77,860	90,047	99,800	103,248	116,744	130,992	149,993	169,003

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
PROFUND VP EUROPE 30										
Value at beginning of period	$9.28	$8.76	$10.01	$11.16	$9.34	$8.16	$9.12	$9.05	$6.97	$12.67
Value at end of period	$10.91	$9.28	$8.76	$10.01	$11.16	$9.34	$8.16	$9.12	$9.05	$6.97
Number of accumulation units outstanding at end of period	13,159	17,504	20,692	24,539	29,219	32,948	47,924	54,520	58,519	74,237
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$1.92	$2.06	$2.14	$3.12	$2.73	$2.98	$4.86	$5.89	$4.54	$7.45
Value at end of period	$1.66	$1.92	$2.06	$2.14	$3.12	$2.73	$2.98	$4.86	$5.89	$4.54
Number of accumulation units outstanding at end of period	38,062	91,945	102,099	116,680	114,055	123,022	116,176	130,604	152,633	175,733
VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$9.80	$9.43	$9.85	$9.56	$8.57	$7.58	$8.03	$7.73	$6.05	$9.95
Value at end of period	$11.88	$9.80	$9.43	$9.85	$9.56	$8.57	$7.58	$8.03	$7.73	$6.05
Number of accumulation units outstanding at end of period	1,734,650	2,232,581	2,683,685	1,146,671	1,207,036	1,158,093	1,230,977	1,372,236	1,557,832	996,625
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2013)										
Value at beginning of period	$10.47	$10.01	$10.58	$10.38	$9.69					
Value at end of period	$11.78	$10.47	$10.01	$10.58	$10.38					
Number of accumulation units outstanding at end of period	872,985	1,036,096	1,130,402	1,545,584	18,785					
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$13.66	$13.90	$14.15	$14.41	$14.67	$14.94	$15.21	$15.49	$15.72	$15.63
Value at end of period	$13.47	$13.66	$13.90	$14.15	$14.41	$14.67	$14.94	$15.21	$15.49	$15.72
Number of accumulation units outstanding at end of period	2,014,602	2,500,099	3,366,176	3,388,569	4,442,237	4,613,915	5,753,834	6,397,630	8,928,514	14,082,141
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.42	$14.37	$14.91	$13.78	$10.78	$9.53	$9.99			
Value at end of period	$18.14	$15.42	$14.37	$14.91	$13.78	$10.78	$9.53			
Number of accumulation units outstanding at end of period	2,000,543	2,677,847	3,137,548	3,610,105	4,129,724	4,809,114	5,344,579			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$13.84	$12.88	$13.33	$12.29	$9.60	$8.47	$8.67	$7.76	$6.07	$9.95
Value at end of period	$16.32	$13.84	$12.88	$13.33	$12.29	$9.60	$8.47	$8.67	$7.76	$6.07
Number of accumulation units outstanding at end of period	2,549,850	3,336,025	3,855,243	4,495,805	5,251,103	6,151,869	7,047,014	4,737,771	5,220,432	4,115,316
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$19.17	$17.03	$17.70	$17.82	$17.18	$15.34	$14.96	$13.33	$9.09	$11.95
Value at end of period	$19.99	$19.17	$17.03	$17.70	$17.82	$17.18	$15.34	$14.96	$13.33	$9.09
Number of accumulation units outstanding at end of period	1,105,217	1,424,130	1,509,264	1,769,712	2,133,974	2,482,713	2,405,079	2,614,587	2,426,606	2,840,103
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$16.17	$14.97	$15.15	$13.58	$10.43	$9.31	$9.51	$8.52	$7.05	$11.47
Value at end of period	$19.74	$16.17	$14.97	$15.15	$13.58	$10.43	$9.31	$9.51	$8.52	$7.05
Number of accumulation units outstanding at end of period	246,068	306,344	360,902	502,101	594,472	677,417	743,557	1,294,912	1,391,986	1,763,254
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$25.17	$21.76	$22.62	$21.07	$15.99	$13.87	$14.32	$12.00	$9.29	$15.20
Value at end of period	$28.01	$25.17	$21.76	$22.62	$21.07	$15.99	$13.87	$14.32	$12.00	$9.29
Number of accumulation units outstanding at end of period	135,369	199,330	218,587	276,559	342,208	401,719	451,533	573,103	628,781	813,645
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$25.81	$20.70	$21.83	$21.12	$15.12	$13.73	$14.12	$11.74	$9.60	$14.74
Value at end of period	$27.78	$25.81	$20.70	$21.83	$21.12	$15.12	$13.73	$14.12	$11.74	$9.60
Number of accumulation units outstanding at end of period	150,032	262,300	304,593	348,649	421,548	467,265	513,395	594,432	638,276	778,310

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$14.88	$14.55	$14.78	$14.13	$14.45	$13.49	$12.80	$11.90	$10.89	$12.14
Value at end of period	$15.32	$14.88	$14.55	$14.78	$14.13	$14.45	$13.49	$12.80	$11.90	$10.89
Number of accumulation units outstanding at end of period	8,713,085	10,580,228	11,641,904	13,100,993	4,780,496	4,981,575	5,423,977	6,019,746	6,442,678	6,841,165
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$9.22	$9.35	$9.66	$10.44						
Value at end of period	$11.24	$9.22	$9.35	$9.66						
Number of accumulation units outstanding at end of period	2,697,737	3,433,203	3,916,008	4,416,582						
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$8.41	$8.52	$8.77	$9.52	$8.00	$6.88	$8.00	$7.57	$6.05	$10.23
Value at end of period	$10.29	$8.41	$8.52	$8.77	$9.52	$8.00	$6.88	$8.00	$7.57	$6.05
Number of accumulation units outstanding at end of period	166,972	225,340	257,343	294,580	408,827	314,283	297,723	391,365	619,576	47,456
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$15.40	$15.17	$14.62	$13.17	$10.29	$10.32				
Value at end of period	$19.51	$15.40	$15.17	$14.62	$13.17	$10.29				
Number of accumulation units outstanding at end of period	3,413,012	4,632,648	5,400,475	6,236,547	7,311,175	8,192,636				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$23.85	$23.42	$22.48	$20.19	$15.74	$13.61	$13.55	$12.08	$8.63	$12.14
Value at end of period	$30.32	$23.85	$23.42	$22.48	$20.19	$15.74	$13.61	$13.55	$12.08	$8.63
Number of accumulation units outstanding at end of period	2,647,782	3,529,876	4,152,669	4,944,671	2,408,923	850,563	947,950	591,995	527,266	41,671
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.23	$14.56	$15.55	$14.43	$11.24	$10.01	$10.04			
Value at end of period	$18.05	$16.23	$14.56	$15.55	$14.43	$11.24	$10.01			
Number of accumulation units outstanding at end of period	2,501,649	3,306,798	3,951,601	4,130,932	2,443,672	461,779	592,607			
VOYA LIMITED MATURITY BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$20.04	$20.15	$20.40	$20.64	$20.87	$20.94	$21.07	$20.81	$19.77	$20.18
Value at end of period	$19.92	$20.04	$20.15	$20.40	$20.64	$20.87	$20.94	$21.07	$20.81	$19.77
Number of accumulation units outstanding at end of period	119,065	169,131	201,864	224,403	277,230	336,286	424,985	530,599	653,704	783,306
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$17.53	$16.68	$16.94	$15.89	$12.29	$10.99	$11.28	$8.84	$6.38	$10.43
Value at end of period	$21.48	$17.53	$16.68	$16.94	$15.89	$12.29	$10.99	$11.28	$8.84	$6.38
Number of accumulation units outstanding at end of period	3,115,560	1,549,085	1,770,005	2,038,945	2,421,220	2,023,437	2,377,780	2,888,373	2,685,458	2,730,320
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.58	$16.50	$16.89	$14.96	$11.69	$10.80	$11.52	$10.12	$8.30	$12.95
Value at end of period	$20.96	$17.58	$16.50	$16.89	$14.96	$11.69	$10.80	$11.52	$10.12	$8.30
Number of accumulation units outstanding at end of period	140,747	180,864	181,637	193,114	177,635	189,860	211,730	262,745	317,218	362,301
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.28	$10.00	$10.27	$9.87	$9.63	$9.09	$8.80	$8.31	$8.25	
Value at end of period	$10.88	$10.28	$10.00	$10.27	$9.87	$9.63	$9.09	$8.80	$8.31	
Number of accumulation units outstanding at end of period	1,819,742	2,365,464	2,326,323	2,879,308	3,173,372	4,157,492	4,807,901	2,875,864	2,703,689	
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.50	$12.81	$13.31	$12.87	$11.05	$9.96	$10.26	$9.36	$9.21	
Value at end of period	$15.47	$13.50	$12.81	$13.31	$12.87	$11.05	$9.96	$10.26	$9.36	
Number of accumulation units outstanding at end of period	9,651,893	12,146,722	15,144,257	18,140,729	20,706,858	22,129,608	23,660,153	25,710,826	27,999,679	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV) (Funds were first received in this option during October 2009)										
Value at beginning of period	$13.51	$12.88	$13.33	$12.84	$11.30	$10.31	$10.49	$9.62	$9.49	
Value at end of period	$15.20	$13.51	$12.88	$13.33	$12.84	$11.30	$10.31	$10.49	$9.62	
Number of accumulation units outstanding at end of period	5,389,180	6,776,859	7,820,578	9,174,565	10,006,371	10,781,592	12,280,940	13,847,272	14,888,749	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV) (Funds were first received in this option during October 2009)										
Value at beginning of period	$12.90	$12.42	$12.85	$12.43	$11.50	$10.63	$10.60	$9.85	$9.75	
Value at end of period	$14.17	$12.90	$12.42	$12.85	$12.43	$11.50	$10.63	$10.60	$9.85	
Number of accumulation units outstanding at end of period	3,292,490	4,098,739	4,861,508	5,811,071	6,445,119	7,032,497	7,634,659	8,948,023	9,835,817	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S) (Funds were first received in this option during May 2009)										
Value at beginning of period	$25.22	$24.16	$22.91	$20.69	$16.00	$14.26	$13.97	$12.65	$9.99	
Value at end of period	$32.43	$25.22	$24.16	$22.91	$20.69	$16.00	$14.26	$13.97	$12.65	
Number of accumulation units outstanding at end of period	398,630	534,708	589,681	591,763	538,346	603,059	623,596	621,152	723,428	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$15.76	$14.49	$14.50	$13.11	$10.13	$8.95	$8.92	$8.11	$6.69	$10.26
Value at end of period	$18.92	$15.76	$14.49	$14.50	$13.11	$10.13	$8.95	$8.92	$8.11	$6.69
Number of accumulation units outstanding at end of period	1,615,840	2,000,629	2,194,759	2,167,937	2,247,135	2,391,217	2,342,300	2,936,570	3,311,747	70,825
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S) (Funds were first received in this option during May 2009)										
Value at beginning of period	$23.30	$20.58	$21.78	$19.76	$15.31	$13.44	$13.61	$12.47	$10.35	
Value at end of period	$25.91	$23.30	$20.58	$21.78	$19.76	$15.31	$13.44	$13.61	$12.47	
Number of accumulation units outstanding at end of period	594,191	688,907	712,260	272,080	241,004	221,468	221,530	224,171	118,763	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S) (Funds were first received in this option during May 2009)										
Value at beginning of period	$25.77	$24.57	$25.21	$23.11	$17.45	$15.38	$16.01	$12.96	$10.34	
Value at end of period	$31.47	$25.77	$24.57	$25.21	$23.11	$17.45	$15.38	$16.01	$12.96	
Number of accumulation units outstanding at end of period	485,650	591,914	749,470	748,568	809,291	890,508	992,399	1,252,894	1,184,289	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.40	$15.67	$16.46	$14.90	$11.33	$9.89	$10.29	$8.39	$6.11	$10.36
Value at end of period	$20.11	$17.40	$15.67	$16.46	$14.90	$11.33	$9.89	$10.29	$8.39	$6.11
Number of accumulation units outstanding at end of period	444,971	687,500	542,487	729,683	572,794	509,444	476,109	674,522	678,895	178,288
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.71	$14.93	$15.96	$15.53	$11.43	$10.05	$10.68	$8.63	$6.95	$10.06
Value at end of period	$19.82	$17.71	$14.93	$15.96	$15.53	$11.43	$10.05	$10.68	$8.63	$6.95
Number of accumulation units outstanding at end of period	416,176	599,192	708,462	731,375	931,998	894,052	895,890	1,054,400	769,485	523,436
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$15.51	$13.96	$14.38	$13.90	$10.21	$9.04	$9.16	$7.06	$5.50	$8.57
Value at end of period	$18.04	$15.51	$13.96	$14.38	$13.90	$10.21	$9.04	$9.16	$7.06	$5.50
Number of accumulation units outstanding at end of period	147,812	219,284	256,095	298,977	385,461	474,519	523,504	580,520	644,943	732,042
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.40	$15.91	$16.37	$15.69	$11.63	$10.37	$10.85	$8.91	$7.13	$10.05
Value at end of period	$21.15	$19.40	$15.91	$16.37	$15.69	$11.63	$10.37	$10.85	$8.91	$7.13
Number of accumulation units outstanding at end of period	256,170	373,210	413,243	333,845	368,513	364,235	469,399	494,420	417,162	703,123

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$9.99	$9.58	$10.03							
Value at end of period	$11.59	$9.99	$9.58							
Number of accumulation units outstanding at end of period	1,983,202	2,306,909	2,762,227							
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.40	$11.37	$11.58	$11.18	$11.71	$11.51	$10.96	$10.54	$10.17	$9.99
Value at end of period	$11.53	$11.40	$11.37	$11.58	$11.18	$11.71	$11.51	$10.96	$10.54	$10.17
Number of accumulation units outstanding at end of period	1,152,826	1,312,245	1,558,869	1,340,517	1,105,563	1,269,277	1,537,962	1,315,740	1,307,591	927,557
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$19.58	$18.93	$20.29	$19.81	$14.52	$12.36	$12.31	$9.91	$7.47	$12.94
Value at end of period	$24.65	$19.58	$18.93	$20.29	$19.81	$14.52	$12.36	$12.31	$9.91	$7.47
Number of accumulation units outstanding at end of period	712,012	935,381	1,176,252	1,381,374	1,630,441	1,509,289	1,736,449	1,752,103	1,928,884	1,662,196
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.27	$13.43	$13.91	$12.44	$12.22	$9.90	$10.65	$9.35	$7.13	$12.37
Value at end of period	$14.40	$13.27	$13.43	$13.91	$12.44	$12.22	$9.90	$10.65	$9.35	$7.13
Number of accumulation units outstanding at end of period	250,815	314,103	357,531	397,425	472,843	527,120	606,050	692,761	777,699	812,892
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$99.16	$96.86	$95.81	$75.12	$74.95	$66.07	$61.44	$48.88	$36.63	$60.68
Value at end of period	$102.42	$99.16	$96.86	$95.81	$75.12	$74.95	$66.07	$61.44	$48.88	$36.63
Number of accumulation units outstanding at end of period	113,945	157,669	182,511	211,136	264,528	297,080	348,401	404,020	477,698	584,295
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.66	$14.71	$14.55	$13.13	$9.92	$9.00	$9.62	$8.74	$6.76	$11.33
Value at end of period	$18.70	$15.66	$14.71	$14.55	$13.13	$9.92	$9.00	$9.62	$8.74	$6.76
Number of accumulation units outstanding at end of period	663,664	855,163	979,706	1,045,520	1,159,882	1,246,234	1,402,454	1,614,112	1,850,971	1,749,544
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$17.28	$14.22	$14.92	$14.56	$10.60	$9.45	$9.89	$8.04	$6.56	$10.14
Value at end of period	$18.82	$17.28	$14.22	$14.92	$14.56	$10.60	$9.45	$9.89	$8.04	$6.56
Number of accumulation units outstanding at end of period	281,191	384,190	485,174	589,064	685,687	786,358	975,691	1,137,911	1,385,994	1,404,795
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.81	$13.04	$14.18	$13.76	$12.22	$11.05	$10.97	$9.89	$7.63	$10.98
Value at end of period	$16.05	$14.81	$13.04	$14.18	$13.76	$12.22	$11.05	$10.97	$9.89	$7.63
Number of accumulation units outstanding at end of period	1,387,218	1,732,450	1,985,678	2,354,205	2,213,326	2,339,321	2,453,412	2,382,800	2,760,884	2,565,615
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$20.29	$17.54	$18.99	$17.72	$13.37	$11.47	$11.93	$10.55	$8.36	$13.41
Value at end of period	$23.45	$20.29	$17.54	$18.99	$17.72	$13.37	$11.47	$11.93	$10.55	$8.36
Number of accumulation units outstanding at end of period	301,384	384,096	468,120	566,398	643,623	586,623	596,557	755,522	443,853	451,445
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.23	$16.14	$16.83	$15.77	$12.88	$11.66	$12.03	$10.94	$9.10	$12.12
Value at end of period	$19.81	$18.23	$16.14	$16.83	$15.77	$12.88	$11.66	$12.03	$10.94	$9.10
Number of accumulation units outstanding at end of period	2,133,008	2,554,677	3,095,046	3,960,762	1,175,556	894,306	959,336	1,123,219	979,826	1,330,884
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$11.77	$10.44	$10.89	$10.23						
Value at end of period	$12.77	$11.77	$10.44	$10.89						
Number of accumulation units outstanding at end of period	1,753,794	1,863,268	2,046,827	2,230,484						

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$47.16	$40.04	$42.01	$38.85	$29.55	$26.26	$27.34	$24.74	$20.33	$30.55
Value at end of period	$52.74	$47.16	$40.04	$42.01	$38.85	$29.55	$26.26	$27.34	$24.74	$20.33
Number of accumulation units outstanding at end of period	538,225	646,493	686,568	777,321	870,680	891,048	1,022,651	1,201,379	1,432,519	1,558,547
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$18.38	$16.57	$20.04	$20.22	$21.84	$18.68	$23.27	$19.70	$11.69	$24.43
Value at end of period	$25.82	$18.38	$16.57	$20.04	$20.22	$21.84	$18.68	$23.27	$19.70	$11.69
Number of accumulation units outstanding at end of period	797,221	1,065,489	1,217,004	1,349,828	1,541,334	1,573,188	1,616,591	1,772,314	2,344,576	2,305,399
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$30.57	$27.14	$28.51	$25.24	$19.54	$16.58	$16.58	$13.73	$11.13	$16.93
Value at end of period	$34.15	$30.57	$27.14	$28.51	$25.24	$19.54	$16.58	$16.58	$13.73	$11.13
Number of accumulation units outstanding at end of period	178,130	239,184	310,542	373,901	579,514	493,135	324,403	357,238	182,345	132,504
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$28.46	$23.83	$25.20	$23.68	$17.35	$14.89	$15.37	$12.35	$9.88	$14.36
Value at end of period	$32.30	$28.46	$23.83	$25.20	$23.68	$17.35	$14.89	$15.37	$12.35	$9.88
Number of accumulation units outstanding at end of period	534,353	673,665	818,380	878,205	1,053,583	1,007,689	1,128,312	1,514,461	1,010,425	1,055,689
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
Value at beginning of period	$26.63	$25.75	$24.65	$24.08	$20.53	$18.06	$16.86	$15.08	$11.91	$16.98
Value at end of period	$32.90	$26.63	$25.75	$24.65	$24.08	$20.53	$18.06	$16.86	$15.08	$11.91
Number of accumulation units outstanding at end of period	469,833	645,713	697,702	746,901	876,473	1,065,161	1,031,821	1,201,405	1,082,379	1,134,916
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$19.82	$20.19	$19.80	$19.75	$15.85	$13.31	$14.79	$13.00	$9.50	$16.26
Value at end of period	$26.50	$19.82	$20.19	$19.80	$19.75	$15.85	$13.31	$14.79	$13.00	$9.50
Number of accumulation units outstanding at end of period	285,246	292,021	409,943	317,463	331,199	324,660	384,623	343,403	400,384	526,642
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$77.90	$73.41	$71.05	$64.50	$53.75	$47.82	$47.32	$42.26	$32.30	$45.37
Value at end of period	$88.05	$77.90	$73.41	$71.05	$64.50	$53.75	$47.82	$47.32	$42.26	$32.30
Number of accumulation units outstanding at end of period	2,068,165	2,440,275	2,607,023	2,773,382	3,051,231	3,177,522	3,580,246	4,075,631	4,426,485	4,902,623
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$45.44	$38.95	$42.61	$40.38	$31.69	$27.54	$28.29	$25.06	$20.42	$32.34
Value at end of period	$51.87	$45.44	$38.95	$42.61	$40.38	$31.69	$27.54	$28.29	$25.06	$20.42
Number of accumulation units outstanding at end of period	675,309	891,269	958,158	1,065,732	1,208,043	1,274,037	1,569,363	1,710,923	1,863,854	1,928,956
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.29	$16.39	$15.09	$14.18	$10.39	$8.92	$9.21	$8.04	$5.74	$10.15
Value at end of period	$21.32	$16.29	$16.39	$15.09	$14.18	$10.39	$8.92	$9.21	$8.04	$5.74
Number of accumulation units outstanding at end of period	815,370	934,378	1,375,975	1,220,127	1,304,112	864,423	659,446	604,139	674,879	195,992
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.24	$14.23	$14.63	$15.07	$13.42	$11.51	$13.37	$11.96	$8.85	$17.86
Value at end of period	$17.89	$14.24	$14.23	$14.63	$15.07	$13.42	$11.51	$13.37	$11.96	$8.85
Number of accumulation units outstanding at end of period	570,796	698,488	784,644	745,966	727,325	799,252	836,742	901,392	1,037,305	1,373,994
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.39	$10.41	$10.99	$12.02	$10.20	$8.76	$10.16	$9.53	$7.36	$12.62
Value at end of period	$12.45	$10.39	$10.41	$10.99	$12.02	$10.20	$8.76	$10.16	$9.53	$7.36
Number of accumulation units outstanding at end of period	1,566,450	2,125,528	2,444,387	2,718,956	3,227,494	3,325,817	1,390,250	1,654,953	1,636,070	1,372,927
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$27.36	$25.12	$27.68	$28.99	$22.60	$18.90	$20.41	$19.29	$14.85	$25.06
Value at end of period	$31.77	$27.36	$25.12	$27.68	$28.99	$22.60	$18.90	$20.41	$19.29	$14.85
Number of accumulation units outstanding at end of period	373,233	470,148	546,425	625,174	692,056	764,758	877,409	1,057,096	1,191,389	1,253,473

Condensed Financial Information (continued)

Separate Account Annual Charges of 1.85%

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
Value at beginning of period	$11.57	$11.35	$11.68	$11.68	$10.40	$9.63	$10.19	$9.45	$7.97	$10.08
Value at end of period	$12.91	$11.57	$11.35	$11.68	$11.68	$10.40	$9.63	$10.19	$9.45	$7.97
Number of accumulation units outstanding at end of period	1,146,430	1,459,058	1,965,038	2,153,757	2,606,648	2,534,217	2,768,651	2,659,829	2,289,265	1,238,981
COLUMBIA SMALL CAP VALUE FUND VS (CLASS 2)										
Value at beginning of period	$33.18	$25.47	$27.69	$27.38	$20.81	$19.06	$20.69	$16.67	$13.58	$19.26
Value at end of period	$37.12	$33.18	$25.47	$27.69	$27.38	$20.81	$19.06	$20.69	$16.67	$13.58
Number of accumulation units outstanding at end of period	237,236	306,411	376,261	456,115	537,102	595,693	672,441	759,123	874,057	1,007,369
PROFUND VP BULL										
Value at beginning of period	$13.21	$12.28	$12.56	$11.48	$9.02	$8.07	$8.22	$7.44	$6.09	$9.96
Value at end of period	$15.48	$13.21	$12.28	$12.56	$11.48	$9.02	$8.07	$8.22	$7.44	$6.09
Number of accumulation units outstanding at end of period	91,325	116,572	134,408	149,808	186,047	199,318	212,963	224,850	250,010	272,166
PROFUND VP EUROPE 30										
Value at beginning of period	$9.20	$8.70	$9.94	$11.09	$9.29	$8.12	$9.08	$9.01	$6.94	$12.63
Value at end of period	$10.82	$9.20	$8.70	$9.94	$11.09	$9.29	$8.12	$9.08	$9.01	$6.94
Number of accumulation units outstanding at end of period	23,193	27,040	30,731	36,285	46,000	52,770	65,105	75,918	86,369	98,592
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$1.91	$2.05	$2.12	$3.10	$2.71	$2.97	$4.84	$5.88	$4.53	$7.44
Value at end of period	$1.65	$1.91	$2.05	$2.12	$3.10	$2.71	$2.97	$4.84	$5.88	$4.53
Number of accumulation units outstanding at end of period	125,982	148,378	176,013	203,038	199,518	202,966	188,087	191,041	198,055	248,147
VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$9.75	$9.40	$9.81	$9.53	$8.55	$7.57	$8.02	$7.72	$6.05	$9.70
Value at end of period	$11.82	$9.75	$9.40	$9.81	$9.53	$8.55	$7.57	$8.02	$7.72	$6.05
Number of accumulation units outstanding at end of period	1,038,796	1,339,383	1,599,559	516,569	532,527	559,191	688,315	749,998	733,757	590,056
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2013)										
Value at beginning of period	$10.45	$10.00	$10.57	$10.37	$9.99					
Value at end of period	$11.75	$10.45	$10.00	$10.57	$10.37					
Number of accumulation units outstanding at end of period	172,893	211,076	233,450	296,768	2,444					
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$13.51	$13.76	$14.01	$14.28	$14.54	$14.82	$15.09	$15.37	$15.61	$15.53
Value at end of period	$13.32	$13.51	$13.76	$14.01	$14.28	$14.54	$14.82	$15.09	$15.37	$15.61
Number of accumulation units outstanding at end of period	522,782	653,798	731,139	760,073	982,804	1,650,489	1,459,797	1,453,004	1,956,517	3,532,830
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.37	$14.34	$14.88	$13.76	$10.77	$9.53	$9.99			
Value at end of period	$18.08	$15.37	$14.34	$14.88	$13.76	$10.77	$9.53			
Number of accumulation units outstanding at end of period	1,952,536	2,511,463	2,907,230	3,272,252	3,997,845	4,522,820	5,120,278			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$13.78	$12.83	$13.28	$12.26	$9.58	$8.45	$8.66	$7.75	$6.07	$9.95
Value at end of period	$16.24	$13.78	$12.83	$13.28	$12.26	$9.58	$8.45	$8.66	$7.75	$6.07
Number of accumulation units outstanding at end of period	1,539,563	1,912,631	2,262,818	2,651,950	3,277,124	3,890,208	4,564,455	2,961,017	3,239,497	2,455,632
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$19.05	$16.93	$17.60	$17.73	$17.10	$15.28	$14.91	$13.29	$9.07	$11.92
Value at end of period	$19.85	$19.05	$16.93	$17.60	$17.73	$17.10	$15.28	$14.91	$13.29	$9.07
Number of accumulation units outstanding at end of period	534,819	698,700	826,797	984,839	1,127,498	1,378,018	1,526,830	1,629,416	1,489,967	1,757,351

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$16.04	$14.86	$15.04	$13.50	$10.37	$9.26	$9.46	$8.48	$7.03	$11.44
Value at end of period	$19.57	$16.04	$14.86	$15.04	$13.50	$10.37	$9.26	$9.46	$8.48	$7.03
Number of accumulation units outstanding at end of period	229,971	280,295	393,071	471,692	507,579	571,288	647,519	724,865	802,033	872,801
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$21.65	$18.72	$19.48	$18.15	$13.78	$11.96	$12.36	$10.35	$8.02	$13.13
Value at end of period	$24.08	$21.65	$18.72	$19.48	$18.15	$13.78	$11.96	$12.36	$10.35	$8.02
Number of accumulation units outstanding at end of period	86,812	103,379	114,208	144,007	171,385	192,163	232,342	261,091	316,701	375,334
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$21.25	$17.05	$17.99	$17.42	$12.47	$11.33	$11.66	$9.70	$7.94	$12.19
Value at end of period	$22.86	$21.25	$17.05	$17.99	$17.42	$12.47	$11.33	$11.66	$9.70	$7.94
Number of accumulation units outstanding at end of period	67,355	75,009	86,182	112,392	139,653	152,895	178,905	198,366	221,306	284,209
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$14.77	$14.45	$14.68	$14.05	$14.37	$13.42	$12.74	$11.85	$10.85	$12.10
Value at end of period	$15.19	$14.77	$14.45	$14.68	$14.05	$14.37	$13.42	$12.74	$11.85	$10.85
Number of accumulation units outstanding at end of period	3,257,767	3,793,875	4,326,145	4,886,932	1,442,354	1,570,672	1,806,469	1,963,729	2,071,861	2,271,231
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$9.20	$9.34	$9.66	$10.41						
Value at end of period	$11.22	$9.20	$9.34	$9.66						
Number of accumulation units outstanding at end of period	1,899,283	2,368,835	2,867,401	3,260,185						
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$8.37	$8.49	$8.74	$9.49	$7.98	$6.87	$7.99	$7.56	$6.04	$10.27
Value at end of period	$10.24	$8.37	$8.49	$8.74	$9.49	$7.98	$6.87	$7.99	$7.56	$6.04
Number of accumulation units outstanding at end of period	55,331	84,986	88,959	115,092	159,292	114,986	132,802	233,418	250,060	44,123
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$15.36	$15.15	$14.60	$13.16	$10.29	$10.27				
Value at end of period	$19.45	$15.36	$15.15	$14.60	$13.16	$10.29				
Number of accumulation units outstanding at end of period	3,353,769	4,255,073	5,158,352	6,001,644	7,219,952	8,294,308				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$23.70	$23.29	$22.36	$20.10	$15.67	$13.56	$13.51	$12.04	$8.61	$12.11
Value at end of period	$30.11	$23.70	$23.29	$22.36	$20.10	$15.67	$13.56	$13.51	$12.04	$8.61
Number of accumulation units outstanding at end of period	1,428,454	1,844,458	2,218,742	2,651,985	1,391,748	784,960	913,634	305,317	290,470	47,804
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.19	$14.52	$15.51	$14.41	$11.23	$10.01	$10.04			
Value at end of period	$17.99	$16.19	$14.52	$15.51	$14.41	$11.23	$10.01			
Number of accumulation units outstanding at end of period	1,790,413	2,318,155	2,785,888	3,050,623	2,667,129	350,796	327,575			
VOYA LIMITED MATURITY BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$19.79	$19.91	$20.17	$20.41	$20.65	$20.73	$20.88	$20.62	$19.61	$20.02
Value at end of period	$19.66	$19.79	$19.91	$20.17	$20.41	$20.65	$20.73	$20.88	$20.62	$19.61
Number of accumulation units outstanding at end of period	30,704	36,676	38,505	42,309	81,249	87,059	103,048	121,458	137,918	160,889
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$17.39	$16.56	$16.83	$15.79	$12.22	$10.93	$11.22	$8.80	$6.35	$10.40
Value at end of period	$21.30	$17.39	$16.56	$16.83	$15.79	$12.22	$10.93	$11.22	$8.80	$6.35
Number of accumulation units outstanding at end of period	1,802,688	901,506	1,088,228	1,229,446	1,467,760	1,398,446	1,536,337	1,723,943	1,726,452	1,851,371

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.48	$16.41	$16.81	$14.89	$11.65	$10.76	$11.48	$10.10	$8.29	$12.94
Value at end of period	$20.83	$17.48	$16.41	$16.81	$14.89	$11.65	$10.76	$11.48	$10.10	$8.29
Number of accumulation units outstanding at end of period	94,692	118,315	150,585	137,539	177,587	204,852	222,223	230,935	321,785	349,592
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.24	$9.97	$10.24	$9.85	$9.62	$9.08	$8.80	$8.31	$8.25	
Value at end of period	$10.83	$10.24	$9.97	$10.24	$9.85	$9.62	$9.08	$8.80	$8.31	
Number of accumulation units outstanding at end of period	938,482	961,253	1,002,100	1,107,333	1,223,862	1,299,357	1,305,965	1,266,984	958,878	
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.45	$12.77	$13.28	$12.84	$11.03	$9.95	$10.26	$9.36	$9.21	
Value at end of period	$15.40	$13.45	$12.77	$13.28	$12.84	$11.03	$9.95	$10.26	$9.36	
Number of accumulation units outstanding at end of period	4,151,707	5,254,180	6,394,120	7,107,605	8,486,980	9,182,497	9,731,750	10,459,517	11,143,360	
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.46	$12.84	$13.29	$12.81	$11.28	$10.30	$10.48	$9.62	$9.49	
Value at end of period	$15.13	$13.46	$12.84	$13.29	$12.81	$11.28	$10.30	$10.48	$9.62	
Number of accumulation units outstanding at end of period	2,920,161	3,910,644	4,799,197	5,467,152	6,466,476	6,578,288	7,226,734	7,809,734	7,294,923	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.86	$12.38	$12.82	$12.41	$11.49	$10.62	$10.59	$9.85	$9.75	
Value at end of period	$14.11	$12.86	$12.38	$12.82	$12.41	$11.49	$10.62	$10.59	$9.85	
Number of accumulation units outstanding at end of period	1,755,491	2,021,135	2,436,398	2,717,080	3,300,270	3,877,968	4,431,415	4,645,124	5,966,132	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.12	$24.08	$22.85	$20.64	$15.97	$14.24	$13.96	$12.65	$10.19	
Value at end of period	$32.29	$25.12	$24.08	$22.85	$20.64	$15.97	$14.24	$13.96	$12.65	
Number of accumulation units outstanding at end of period	462,816	574,022	639,919	643,055	724,614	802,994	952,472	1,118,327	1,216,920	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$15.69	$14.43	$14.45	$13.07	$10.11	$8.93	$8.91	$8.11	$6.69	$10.09
Value at end of period	$18.83	$15.69	$14.43	$14.45	$13.07	$10.11	$8.93	$8.91	$8.11	$6.69
Number of accumulation units outstanding at end of period	667,375	956,863	1,060,426	1,039,785	988,513	971,614	1,039,503	1,252,326	1,447,166	142,907
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$23.21	$20.51	$21.71	$19.71	$15.28	$13.43	$13.60	$12.47	$10.41	
Value at end of period	$25.79	$23.21	$20.51	$21.71	$19.71	$15.28	$13.43	$13.60	$12.47	
Number of accumulation units outstanding at end of period	389,508	475,690	505,701	106,060	112,900	105,424	107,279	77,313	45,506	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.67	$24.48	$25.14	$23.06	$17.41	$15.36	$16.00	$12.95	$9.75	
Value at end of period	$31.33	$25.67	$24.48	$25.14	$23.06	$17.41	$15.36	$16.00	$12.95	
Number of accumulation units outstanding at end of period	411,716	505,625	468,949	476,842	533,218	589,336	660,983	749,319	800,975	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.32	$15.60	$16.40	$14.86	$11.31	$9.87	$10.27	$8.38	$6.11	$10.36
Value at end of period	$20.01	$17.32	$15.60	$16.40	$14.86	$11.31	$9.87	$10.27	$8.38	$6.11
Number of accumulation units outstanding at end of period	231,171	327,536	304,329	328,693	267,745	274,996	330,290	301,368	214,814	85,469

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.63	$14.87	$15.91	$15.49	$11.40	$10.03	$10.66	$8.62	$6.95	$10.06
Value at end of period	$19.72	$17.63	$14.87	$15.91	$15.49	$11.40	$10.03	$10.66	$8.62	$6.95
Number of accumulation units outstanding at end of period	354,036	515,319	540,381	535,141	644,777	581,385	663,426	764,004	555,415	530,429
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$15.39	$13.86	$14.28	$13.81	$10.14	$8.99	$9.11	$7.03	$5.48	$8.54
Value at end of period	$17.89	$15.39	$13.86	$14.28	$13.81	$10.14	$8.99	$9.11	$7.03	$5.48
Number of accumulation units outstanding at end of period	193,095	262,327	314,687	390,720	487,386	556,136	635,815	707,541	788,008	866,019
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.32	$15.85	$16.32	$15.64	$11.60	$10.35	$10.83	$8.90	$7.13	$10.08
Value at end of period	$21.05	$19.32	$15.85	$16.32	$15.64	$11.60	$10.35	$10.83	$8.90	$7.13
Number of accumulation units outstanding at end of period	116,546	159,255	162,670	149,135	219,885	217,615	328,273	233,282	187,829	123,785
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$9.99	$9.58	$10.03							
Value at end of period	$11.58	$9.99	$9.58							
Number of accumulation units outstanding at end of period	652,191	818,467	929,841							
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.35	$11.33	$11.54	$11.15	$11.68	$11.49	$10.95	$10.53	$10.17	$10.04
Value at end of period	$11.47	$11.35	$11.33	$11.54	$11.15	$11.68	$11.49	$10.95	$10.53	$10.17
Number of accumulation units outstanding at end of period	331,139	579,984	664,894	651,548	565,049	633,291	807,129	681,132	874,710	831,230
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$19.46	$18.82	$20.19	$19.72	$14.47	$12.32	$12.28	$9.89	$7.45	$12.92
Value at end of period	$24.49	$19.46	$18.82	$20.19	$19.72	$14.47	$12.32	$12.28	$9.89	$7.45
Number of accumulation units outstanding at end of period	246,398	315,159	408,926	470,337	547,406	469,290	523,132	616,566	720,914	518,944
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.20	$13.36	$13.85	$12.39	$12.18	$9.87	$10.62	$9.33	$7.12	$12.36
Value at end of period	$14.32	$13.20	$13.36	$13.85	$12.39	$12.18	$9.87	$10.62	$9.33	$7.12
Number of accumulation units outstanding at end of period	82,178	100,218	139,132	158,295	156,071	175,228	194,704	250,058	350,244	383,538
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$97.76	$95.54	$94.56	$74.18	$74.05	$65.30	$60.76	$48.37	$36.26	$60.10
Value at end of period	$100.93	$97.76	$95.54	$94.56	$74.18	$74.05	$65.30	$60.76	$48.37	$36.26
Number of accumulation units outstanding at end of period	64,287	89,307	102,482	122,799	150,515	174,332	213,189	261,299	303,244	351,231
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.58	$14.64	$14.48	$13.08	$9.89	$8.97	$9.59	$8.72	$6.75	$11.32
Value at end of period	$18.59	$15.58	$14.64	$14.48	$13.08	$9.89	$8.97	$9.59	$8.72	$6.75
Number of accumulation units outstanding at end of period	240,158	314,009	316,629	355,972	384,836	406,272	450,004	516,509	531,825	490,643
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$17.18	$14.15	$14.86	$14.51	$10.56	$9.42	$9.86	$8.02	$6.55	$10.13
Value at end of period	$18.71	$17.18	$14.15	$14.86	$14.51	$10.56	$9.42	$9.86	$8.02	$6.55
Number of accumulation units outstanding at end of period	148,562	181,876	224,508	255,906	298,086	300,767	344,970	437,170	485,588	707,626
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.73	$12.98	$14.12	$13.70	$12.18	$11.02	$10.95	$9.87	$7.62	$10.97
Value at end of period	$15.96	$14.73	$12.98	$14.12	$13.70	$12.18	$11.02	$10.95	$9.87	$7.62
Number of accumulation units outstanding at end of period	502,039	645,447	675,384	809,408	769,242	783,496	844,774	820,797	1,016,726	768,295
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$20.14	$17.42	$18.87	$17.62	$13.30	$11.42	$11.88	$10.51	$8.33	$13.37
Value at end of period	$23.26	$20.14	$17.42	$18.87	$17.62	$13.30	$11.42	$11.88	$10.51	$8.33
Number of accumulation units outstanding at end of period	774,365	941,431	1,126,947	1,284,647	1,486,234	1,683,954	1,958,358	2,089,804	2,199,381	2,360,477

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.12	$16.06	$16.75	$15.70	$12.83	$11.62	$12.00	$10.91	$9.08	$12.11
Value at end of period	$19.68	$18.12	$16.06	$16.75	$15.70	$12.83	$11.62	$12.00	$10.91	$9.08
Number of accumulation units outstanding at end of period	823,190	1,081,870	1,294,225	1,536,547	434,828	437,246	472,601	515,888	545,405	602,759
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$11.75	$10.43	$10.89	$10.32						
Value at end of period	$12.74	$11.75	$10.43	$10.89						
Number of accumulation units outstanding at end of period	1,071,193	1,307,173	1,518,985	1,735,974						
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$46.60	$39.59	$41.56	$38.45	$29.26	$26.02	$27.10	$24.54	$20.17	$30.33
Value at end of period	$52.10	$46.60	$39.59	$41.56	$38.45	$29.26	$26.02	$27.10	$24.54	$20.17
Number of accumulation units outstanding at end of period	171,988	205,426	217,724	257,145	300,696	317,915	378,441	480,043	498,320	550,028
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$18.20	$16.42	$19.87	$20.06	$21.68	$18.55	$23.12	$19.58	$11.63	$24.31
Value at end of period	$25.56	$18.20	$16.42	$19.87	$20.06	$21.68	$18.55	$23.12	$19.58	$11.63
Number of accumulation units outstanding at end of period	329,844	389,629	403,860	461,734	544,042	678,671	757,491	755,381	952,923	984,359
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$24.81	$22.04	$23.16	$20.52	$15.89	$13.49	$13.50	$11.18	$9.07	$13.80
Value at end of period	$27.70	$24.81	$22.04	$23.16	$20.52	$15.89	$13.49	$13.50	$11.18	$9.07
Number of accumulation units outstanding at end of period	131,915	177,594	208,122	261,685	354,488	233,819	221,392	177,381	111,572	53,583
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$28.25	$23.67	$25.04	$23.54	$17.26	$14.82	$15.30	$12.30	$9.84	$14.31
Value at end of period	$32.04	$28.25	$23.67	$25.04	$23.54	$17.26	$14.82	$15.30	$12.30	$9.84
Number of accumulation units outstanding at end of period	191,048	266,022	335,660	330,444	402,749	397,444	439,797	544,852	462,993	502,354
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
Value at beginning of period	$26.43	$25.57	$24.49	$23.94	$20.42	$17.97	$16.79	$15.02	$11.87	$16.93
Value at end of period	$32.64	$26.43	$25.57	$24.49	$23.94	$20.42	$17.97	$16.79	$15.02	$11.87
Number of accumulation units outstanding at end of period	299,019	340,649	333,964	393,959	420,592	490,460	568,944	604,358	581,099	638,483
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$17.74	$18.08	$17.74	$17.70	$14.22	$11.94	$13.28	$11.68	$8.54	$14.62
Value at end of period	$23.70	$17.74	$18.08	$17.74	$17.70	$14.22	$11.94	$13.28	$11.68	$8.54
Number of accumulation units outstanding at end of period	157,749	169,823	237,377	199,476	240,652	194,512	224,975	211,590	222,438	260,441
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$76.80	$72.42	$70.12	$63.69	$53.10	$47.26	$46.80	$41.81	$31.97	$44.94
Value at end of period	$86.77	$76.80	$72.42	$70.12	$63.69	$53.10	$47.26	$46.80	$41.81	$31.97
Number of accumulation units outstanding at end of period	701,202	929,880	1,066,029	1,153,173	1,309,807	1,414,980	1,658,943	1,951,488	2,013,479	2,269,322
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$44.80	$38.43	$42.05	$39.87	$31.31	$27.22	$27.98	$24.80	$20.21	$32.03
Value at end of period	$51.11	$44.80	$38.43	$42.05	$39.87	$31.31	$27.22	$27.98	$24.80	$20.21
Number of accumulation units outstanding at end of period	377,023	492,093	562,014	658,632	793,243	888,427	1,049,862	1,115,772	1,191,045	1,310,977
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.21	$16.31	$15.04	$14.13	$10.36	$8.90	$9.19	$8.03	$5.74	$10.14
Value at end of period	$21.21	$16.21	$16.31	$15.04	$14.13	$10.36	$8.90	$9.19	$8.03	$5.74
Number of accumulation units outstanding at end of period	530,024	545,311	506,457	402,042	458,852	493,188	388,192	369,012	274,869	101,945
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.16	$14.16	$14.56	$15.00	$13.37	$11.47	$13.33	$11.93	$8.84	$17.83
Value at end of period	$17.77	$14.16	$14.16	$14.56	$15.00	$13.37	$11.47	$13.33	$11.93	$8.84
Number of accumulation units outstanding at end of period	259,560	273,351	326,501	328,768	356,914	402,114	443,773	468,827	516,454	642,231

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.33	$10.36	$10.94	$11.97	$10.17	$8.73	$10.14	$9.51	$7.35	$12.61
Value at end of period	$12.37	$10.33	$10.36	$10.94	$11.97	$10.17	$8.73	$10.14	$9.51	$7.35
Number of accumulation units outstanding at end of period	1,425,356	1,753,233	2,127,087	2,375,621	2,649,402	2,970,424	803,127	926,890	994,252	962,270
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$27.03	$24.83	$27.37	$28.68	$22.37	$18.72	$20.22	$19.12	$14.72	$24.87
Value at end of period	$31.36	$27.03	$24.83	$27.37	$28.68	$22.37	$18.72	$20.22	$19.12	$14.72
Number of accumulation units outstanding at end of period	204,405	254,951	318,416	359,915	394,962	452,832	488,659	572,904	606,331	632,626

Separate Account Annual Charges of 1.95%

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
Value at beginning of period	$11.46	$11.26	$11.60	$11.61	$10.35	$9.60	$10.16	$9.44	$7.96	$10.08
Value at end of period	$12.78	$11.46	$11.26	$11.60	$11.61	$10.35	$9.60	$10.16	$9.44	$7.96
Number of accumulation units outstanding at end of period	5,173,204	5,827,444	6,487,425	7,001,985	7,660,611	8,364,885	9,163,770	9,731,707	8,786,491	4,810,195
COLUMBIA SMALL CAP VALUE FUND VS (CLASS 2)										
Value at beginning of period	$32.72	$25.14	$27.37	$27.08	$20.61	$18.89	$20.53	$16.55	$13.51	$19.17
Value at end of period	$36.57	$32.72	$25.14	$27.37	$27.08	$20.61	$18.89	$20.53	$16.55	$13.51
Number of accumulation units outstanding at end of period	132,769	176,425	197,472	225,564	261,948	307,378	337,456	373,700	427,908	464,506
PROFUND VP BULL										
Value at beginning of period	$13.00	$12.09	$12.39	$11.34	$8.91	$7.98	$8.14	$7.37	$6.05	$9.89
Value at end of period	$15.22	$13.00	$12.09	$12.39	$11.34	$8.91	$7.98	$8.14	$7.37	$6.05
Number of accumulation units outstanding at end of period	5,903	9,319	9,826	11,653	13,868	20,716	22,523	24,279	28,304	30,665
PROFUND VP EUROPE 30										
Value at beginning of period	$9.06	$8.57	$9.81	$10.95	$9.18	$8.03	$8.99	$8.93	$6.88	$12.54
Value at end of period	$10.63	$9.06	$8.57	$9.81	$10.95	$9.18	$8.03	$8.99	$8.93	$6.88
Number of accumulation units outstanding at end of period	11,255	18,559	21,719	24,374	28,396	28,697	32,153	42,989	44,665	76,510
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$1.88	$2.03	$2.10	$3.07	$2.69	$2.95	$4.81	$5.84	$4.50	$7.41
Value at end of period	$1.63	$1.88	$2.03	$2.10	$3.07	$2.69	$2.95	$4.81	$5.84	$4.50
Number of accumulation units outstanding at end of period	63,794	73,774	80,163	90,860	86,469	94,360	95,656	97,550	99,495	112,208
VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$9.66	$9.32	$9.75	$9.48	$8.51	$7.54	$8.00	$7.70	$6.05	$9.95
Value at end of period	$11.70	$9.66	$9.32	$9.75	$9.48	$8.51	$7.54	$8.00	$7.70	$6.05
Number of accumulation units outstanding at end of period	3,067,180	3,635,796	4,206,090	1,315,959	1,351,286	1,712,067	1,959,001	2,253,901	2,629,207	2,551,491
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$10.41	$9.97	$10.55	$10.37	$10.12					
Value at end of period	$11.70	$10.41	$9.97	$10.55	$10.37					
Number of accumulation units outstanding at end of period	1,151,625	1,345,928	1,419,387	1,570,657	32,857					
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$13.14	$13.38	$13.65	$13.92	$14.19	$14.47	$14.76	$15.05	$15.30	$15.23
Value at end of period	$12.93	$13.14	$13.38	$13.65	$13.92	$14.19	$14.47	$14.76	$15.05	$15.30
Number of accumulation units outstanding at end of period	1,961,634	2,477,085	2,506,704	2,588,669	2,922,458	3,294,219	4,195,103	3,726,691	4,944,633	6,218,579

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.28	$14.26	$14.82	$13.71	$10.75	$9.52	$9.99			
Value at end of period	$17.95	$15.28	$14.26	$14.82	$13.71	$10.75	$9.52			
Number of accumulation units outstanding at end of period	5,222,184	6,224,969	6,985,998	7,716,712	8,750,030	9,694,786	10,457,228			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$13.65	$12.72	$13.19	$12.18	$9.53	$8.42	$8.63	$7.73	$6.06	$9.95
Value at end of period	$16.07	$13.65	$12.72	$13.19	$12.18	$9.53	$8.42	$8.63	$7.73	$6.06
Number of accumulation units outstanding at end of period	1,736,583	2,079,095	2,385,053	2,666,593	3,011,498	3,315,956	3,801,889	1,358,805	1,432,459	613,853
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$18.80	$16.73	$17.42	$17.56	$16.95	$15.16	$14.81	$13.22	$9.03	$11.88
Value at end of period	$19.58	$18.80	$16.73	$17.42	$17.56	$16.95	$15.16	$14.81	$13.22	$9.03
Number of accumulation units outstanding at end of period	847,560	1,057,015	1,139,664	1,313,134	1,631,758	1,961,472	1,686,591	1,761,365	908,647	1,056,910
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$15.79	$14.64	$14.84	$13.33	$10.25	$9.16	$9.37	$8.41	$6.97	$11.36
Value at end of period	$19.25	$15.79	$14.64	$14.84	$13.33	$10.25	$9.16	$9.37	$8.41	$6.97
Number of accumulation units outstanding at end of period	351,916	454,838	494,087	577,988	667,716	717,363	789,755	927,565	995,207	1,099,093
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$24.59	$21.28	$22.16	$20.68	$15.71	$13.65	$14.12	$11.84	$9.19	$15.05
Value at end of period	$27.31	$24.59	$21.28	$22.16	$20.68	$15.71	$13.65	$14.12	$11.84	$9.19
Number of accumulation units outstanding at end of period	210,597	257,260	286,737	345,853	424,255	480,684	546,385	609,244	668,326	721,208
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$25.21	$20.24	$21.39	$20.73	$14.86	$13.51	$13.92	$11.59	$9.49	$14.59
Value at end of period	$27.10	$25.21	$20.24	$21.39	$20.73	$14.86	$13.51	$13.92	$11.59	$9.49
Number of accumulation units outstanding at end of period	193,785	229,986	251,332	285,723	324,645	365,803	403,302	440,060	470,167	505,902
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$14.55	$14.25	$14.49	$13.88	$14.21	$13.29	$12.63	$11.76	$10.78	$12.03
Value at end of period	$14.95	$14.55	$14.25	$14.49	$13.88	$14.21	$13.29	$12.63	$11.76	$10.78
Number of accumulation units outstanding at end of period	13,476,347	15,191,718	16,714,161	18,475,409	5,636,117	5,524,443	5,863,796	6,206,308	6,451,426	5,718,407
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$9.18	$9.32	$9.65	$10.16						
Value at end of period	$11.18	$9.18	$9.32	$9.65						
Number of accumulation units outstanding at end of period	4,931,767	5,752,384	6,577,170	7,282,103						
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$8.30	$8.42	$8.68	$9.43	$7.95	$6.84	$7.97	$7.55	$6.04	$10.30
Value at end of period	$10.13	$8.30	$8.42	$8.68	$9.43	$7.95	$6.84	$7.97	$7.55	$6.04
Number of accumulation units outstanding at end of period	176,942	246,799	302,841	357,580	475,874	407,661	371,833	571,744	540,619	72,627
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$15.29	$15.09	$14.56	$13.13	$10.28	$10.32				
Value at end of period	$19.34	$15.29	$15.09	$14.56	$13.13	$10.28				
Number of accumulation units outstanding at end of period	7,707,085	9,702,824	11,096,157	12,463,566	13,991,615	15,574,620				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$23.40	$23.01	$22.12	$19.90	$15.54	$13.45	$13.42	$11.98	$8.57	$12.07
Value at end of period	$29.69	$23.40	$23.01	$22.12	$19.90	$15.54	$13.45	$13.42	$11.98	$8.57
Number of accumulation units outstanding at end of period	3,073,755	3,955,528	4,615,993	5,422,863	3,611,717	883,032	1,038,029	641,795	404,582	28,155

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.09	$14.45	$15.45	$14.36	$11.21	$10.00	$10.04			
Value at end of period	$17.86	$16.09	$14.45	$15.45	$14.36	$11.21	$10.00			
Number of accumulation units outstanding at end of period	3,519,373	4,372,038	5,077,333	4,852,661	2,061,174	360,984	195,176			
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$17.11	$16.31	$16.59	$15.59	$12.07	$10.81	$11.11	$8.72	$6.31	$10.33
Value at end of period	$20.94	$17.11	$16.31	$16.59	$15.59	$12.07	$10.81	$11.11	$8.72	$6.31
Number of accumulation units outstanding at end of period	2,312,735	1,336,074	1,548,014	1,692,293	2,042,615	1,366,532	1,287,437	1,172,403	647,451	576,021
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.27	$16.23	$16.65	$14.76	$11.56	$10.69	$11.42	$10.05	$8.26	$12.90
Value at end of period	$20.56	$17.27	$16.23	$16.65	$14.76	$11.56	$10.69	$11.42	$10.05	$8.26
Number of accumulation units outstanding at end of period	225,734	283,009	319,579	255,728	168,358	177,578	215,052	214,959	192,048	210,718
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.17	$9.91	$10.18	$9.81	$9.59	$9.06	$8.78	$8.31	$8.25	
Value at end of period	$10.74	$10.17	$9.91	$10.18	$9.81	$9.59	$9.06	$8.78	$8.31	
Number of accumulation units outstanding at end of period	2,922,347	3,508,193	4,109,542	4,335,215	4,738,284	5,638,432	5,987,264	4,845,565	4,777,187	
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.35	$12.69	$13.21	$12.79	$10.99	$9.92	$10.25	$9.36	$9.21	
Value at end of period	$15.27	$13.35	$12.69	$13.21	$12.79	$10.99	$9.92	$10.25	$9.36	
Number of accumulation units outstanding at end of period	19,398,057	23,818,393	26,764,293	29,932,322	33,789,179	36,373,432	38,938,265	41,710,174	44,762,701	
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.36	$12.76	$13.22	$12.76	$11.24	$10.28	$10.47	$9.62	$9.49	
Value at end of period	$15.01	$13.36	$12.76	$13.22	$12.76	$11.24	$10.28	$10.47	$9.62	
Number of accumulation units outstanding at end of period	13,119,364	15,470,560	17,405,244	19,408,440	21,267,493	22,887,896	24,435,172	26,143,151	27,731,127	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.76	$12.30	$12.75	$12.35	$11.45	$10.59	$10.58	$9.85	$9.75	
Value at end of period	$13.99	$12.76	$12.30	$12.75	$12.35	$11.45	$10.59	$10.58	$9.85	
Number of accumulation units outstanding at end of period	6,205,476	7,356,021	8,133,601	8,883,679	10,216,292	11,171,797	11,686,641	12,734,746	13,459,100	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$24.93	$23.91	$22.71	$20.54	$15.91	$14.20	$13.94	$12.64	$10.20	
Value at end of period	$32.00	$24.93	$23.91	$22.71	$20.54	$15.91	$14.20	$13.94	$12.64	
Number of accumulation units outstanding at end of period	500,685	562,681	575,863	516,244	361,025	374,387	322,048	302,452	315,447	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$15.55	$14.32	$14.35	$13.00	$10.06	$8.90	$8.89	$8.09	$6.68	$10.31
Value at end of period	$18.64	$15.55	$14.32	$14.35	$13.00	$10.06	$8.90	$8.89	$8.09	$6.68
Number of accumulation units outstanding at end of period	856,428	1,102,105	1,152,299	1,396,600	1,209,955	1,222,419	1,182,523	1,491,909	1,537,427	185,841
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$23.03	$20.37	$21.59	$19.62	$15.22	$13.39	$13.58	$12.46	$10.54	
Value at end of period	$25.56	$23.03	$20.37	$21.59	$19.62	$15.22	$13.39	$13.58	$12.46	
Number of accumulation units outstanding at end of period	614,821	733,668	820,315	424,035	343,597	298,911	226,688	202,476	154,282	

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL^{TM} MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.47	$24.31	$24.99	$22.95	$17.35	$15.32	$15.97	$12.94	$10.14	
Value at end of period	$31.05	$25.47	$24.31	$24.99	$22.95	$17.35	$15.32	$15.97	$12.94	
Number of accumulation units outstanding at end of period	491,085	585,651	639,138	610,425	697,927	736,610	750,346	801,914	789,109	
VOYA RUSSELL^{TM} MID CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.17	$15.48	$16.29	$14.77	$11.25	$9.84	$10.24	$8.36	$6.11	$10.40
Value at end of period	$19.81	$17.17	$15.48	$16.29	$14.77	$11.25	$9.84	$10.24	$8.36	$6.11
Number of accumulation units outstanding at end of period	962,884	1,198,511	1,109,450	1,021,483	868,183	844,587	844,438	971,877	727,369	303,340
VOYA RUSSELL^{TM} SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.47	$14.75	$15.80	$15.39	$11.35	$9.99	$10.63	$8.60	$6.94	$10.16
Value at end of period	$19.53	$17.47	$14.75	$15.80	$15.39	$11.35	$9.99	$10.63	$8.60	$6.94
Number of accumulation units outstanding at end of period	663,523	856,369	905,581	869,741	1,017,389	932,748	887,230	1,007,545	845,599	553,373
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$15.14	$13.65	$14.09	$13.64	$10.02	$8.90	$9.02	$6.97	$5.44	$8.48
Value at end of period	$17.59	$15.14	$13.65	$14.09	$13.64	$10.02	$8.90	$9.02	$6.97	$5.44
Number of accumulation units outstanding at end of period	59,695	77,386	95,865	115,289	140,732	163,092	175,561	196,291	224,324	248,212
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.15	$15.73	$16.21	$15.55	$11.55	$10.31	$10.80	$8.88	$7.12	$10.13
Value at end of period	$20.84	$19.15	$15.73	$16.21	$15.55	$11.55	$10.31	$10.80	$8.88	$7.12
Number of accumulation units outstanding at end of period	399,868	454,851	424,767	455,788	534,209	612,548	676,236	730,562	637,166	317,965
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$9.97	$9.58	$10.03							
Value at end of period	$11.55	$9.97	$9.58							
Number of accumulation units outstanding at end of period	4,991,320	5,855,715	6,500,658							
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.25	$11.24	$11.46	$11.08	$11.63	$11.45	$10.92	$10.51	$10.16	$10.03
Value at end of period	$11.36	$11.25	$11.24	$11.46	$11.08	$11.63	$11.45	$10.92	$10.51	$10.16
Number of accumulation units outstanding at end of period	1,010,822	1,308,949	1,335,118	1,250,994	1,031,367	1,389,261	1,678,619	1,352,838	1,454,753	808,243
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$19.23	$18.62	$19.99	$19.54	$14.35	$12.23	$12.21	$9.84	$7.42	$12.89
Value at end of period	$24.18	$19.23	$18.62	$19.99	$19.54	$14.35	$12.23	$12.21	$9.84	$7.42
Number of accumulation units outstanding at end of period	965,955	1,166,089	1,372,191	1,576,303	1,869,863	1,743,326	1,832,414	1,920,312	2,034,794	1,705,281
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.06	$13.23	$13.73	$12.30	$12.09	$9.82	$10.57	$9.29	$7.10	$12.34
Value at end of period	$14.15	$13.06	$13.23	$13.73	$12.30	$12.09	$9.82	$10.57	$9.29	$7.10
Number of accumulation units outstanding at end of period	422,162	521,289	608,935	690,682	784,722	867,714	962,296	1,076,870	1,272,193	1,232,834
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$95.02	$92.96	$92.09	$72.31	$72.26	$63.79	$59.41	$47.34	$35.53	$58.95
Value at end of period	$98.00	$95.02	$92.96	$92.09	$72.31	$72.26	$63.79	$59.41	$47.34	$35.53
Number of accumulation units outstanding at end of period	69,784	93,636	118,146	136,468	175,758	216,917	238,603	276,898	343,912	412,439
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.40	$14.49	$14.35	$12.97	$9.82	$8.92	$9.54	$8.69	$6.73	$11.29
Value at end of period	$18.36	$15.40	$14.49	$14.35	$12.97	$9.82	$8.92	$9.54	$8.69	$6.73
Number of accumulation units outstanding at end of period	1,348,116	1,538,880	1,659,060	1,818,720	2,024,960	2,202,631	2,253,089	2,482,365	2,512,125	2,198,501
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$17.00	$14.01	$14.73	$14.40	$10.49	$9.37	$9.82	$7.99	$6.54	$10.11
Value at end of period	$18.49	$17.00	$14.01	$14.73	$14.40	$10.49	$9.37	$9.82	$7.99	$6.54
Number of accumulation units outstanding at end of period	500,560	613,178	697,659	759,121	869,382	991,819	1,128,872	1,279,028	1,440,440	1,534,466

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.57	$12.85	$14.00	$13.59	$12.09	$10.95	$10.90	$9.84	$7.60	$10.96
Value at end of period	$15.77	$14.57	$12.85	$14.00	$13.59	$12.09	$10.95	$10.90	$9.84	$7.60
Number of accumulation units outstanding at end of period	2,010,285	2,381,635	2,694,003	3,165,253	3,275,470	3,163,571	3,219,719	3,315,680	3,386,163	2,759,068
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$19.84	$17.18	$18.63	$17.41	$13.15	$11.31	$11.78	$10.43	$8.28	$13.29
Value at end of period	$22.89	$19.84	$17.18	$18.63	$17.41	$13.15	$11.31	$11.78	$10.43	$8.28
Number of accumulation units outstanding at end of period	804,218	1,042,365	1,187,880	1,418,748	1,425,766	1,309,287	1,385,160	1,414,600	1,474,475	1,390,974
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.91	$15.88	$16.58	$15.56	$12.73	$11.54	$11.93	$10.86	$9.05	$12.07
Value at end of period	$19.43	$17.91	$15.88	$16.58	$15.56	$12.73	$11.54	$11.93	$10.86	$9.05
Number of accumulation units outstanding at end of period	1,487,310	1,872,372	2,128,713	2,458,378	1,125,776	1,008,727	1,074,103	1,103,836	1,088,308	939,388
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$11.72	$10.41	$10.88	$10.14						
Value at end of period	$12.69	$11.72	$10.41	$10.88						
Number of accumulation units outstanding at end of period	3,940,501	4,548,819	4,860,560	5,189,083						
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$45.51	$38.70	$40.67	$37.66	$28.69	$25.54	$26.63	$24.14	$19.86	$29.89
Value at end of period	$50.83	$45.51	$38.70	$40.67	$37.66	$28.69	$25.54	$26.63	$24.14	$19.86
Number of accumulation units outstanding at end of period	283,597	362,462	366,535	409,287	445,657	448,249	490,438	539,995	572,851	500,728
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$17.86	$16.13	$19.53	$19.74	$21.35	$18.29	$22.82	$19.34	$11.50	$24.07
Value at end of period	$25.04	$17.86	$16.13	$19.53	$19.74	$21.35	$18.29	$22.82	$19.34	$11.50
Number of accumulation units outstanding at end of period	1,385,405	1,527,529	1,672,345	1,904,955	1,897,428	2,024,486	2,027,389	2,059,178	2,406,494	2,351,662
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$29.90	$26.58	$27.96	$24.80	$19.23	$16.34	$16.37	$13.57	$11.02	$16.78
Value at end of period	$33.34	$29.90	$26.58	$27.96	$24.80	$19.23	$16.34	$16.37	$13.57	$11.02
Number of accumulation units outstanding at end of period	334,805	415,316	495,059	609,871	803,006	661,980	568,733	521,278	388,927	238,668
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$27.83	$23.34	$24.71	$23.26	$17.07	$14.67	$15.17	$12.21	$9.77	$14.23
Value at end of period	$31.53	$27.83	$23.34	$24.71	$23.26	$17.07	$14.67	$15.17	$12.21	$9.77
Number of accumulation units outstanding at end of period	586,069	751,720	826,459	862,533	1,038,536	943,783	913,590	808,465	638,318	612,948
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
Value at beginning of period	$26.04	$25.22	$24.18	$23.65	$20.20	$17.79	$16.64	$14.90	$11.79	$16.83
Value at end of period	$32.12	$26.04	$25.22	$24.18	$23.65	$20.20	$17.79	$16.64	$14.90	$11.79
Number of accumulation units outstanding at end of period	717,487	876,085	901,998	981,738	1,259,103	1,464,793	1,432,949	1,201,062	1,028,934	932,107
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$19.38	$19.77	$19.42	$19.40	$15.60	$13.11	$14.59	$12.85	$9.41	$16.12
Value at end of period	$25.87	$19.38	$19.77	$19.42	$19.40	$15.60	$13.11	$14.59	$12.85	$9.41
Number of accumulation units outstanding at end of period	512,444	525,804	640,364	625,432	706,770	617,441	694,917	695,149	797,167	909,337
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$74.65	$70.46	$68.29	$62.10	$51.82	$46.17	$45.76	$40.93	$31.33	$44.08
Value at end of period	$84.25	$74.65	$70.46	$68.29	$62.10	$51.82	$46.17	$45.76	$40.93	$31.33
Number of accumulation units outstanding at end of period	2,022,180	2,448,998	2,587,016	2,779,401	2,968,270	3,000,745	3,106,109	3,316,794	3,340,970	3,106,564

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$43.54	$37.39	$40.95	$38.87	$30.56	$26.59	$27.36	$24.27	$19.81	$31.41
Value at end of period	$49.63	$43.54	$37.39	$40.95	$38.87	$30.56	$26.59	$27.36	$24.27	$19.81
Number of accumulation units outstanding at end of period	602,346	701,040	719,617	790,309	882,232	911,304	947,023	928,683	923,809	849,406
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.05	$16.17	$14.92	$14.03	$10.30	$8.86	$9.16	$8.01	$5.73	$10.14
Value at end of period	$20.98	$16.05	$16.17	$14.92	$14.03	$10.30	$8.86	$9.16	$8.01	$5.73
Number of accumulation units outstanding at end of period	894,826	1,009,650	1,183,919	1,102,594	1,346,556	1,190,043	959,911	1,067,560	987,671	535,486
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$13.99	$14.00	$14.42	$14.87	$13.26	$11.39	$13.25	$11.88	$8.80	$17.78
Value at end of period	$17.54	$13.99	$14.00	$14.42	$14.87	$13.26	$11.39	$13.25	$11.88	$8.80
Number of accumulation units outstanding at end of period	607,239	674,193	688,515	646,396	647,370	707,844	700,849	749,135	899,945	1,055,822
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.22	$10.26	$10.85	$11.88	$10.10	$8.68	$10.09	$9.47	$7.33	$12.59
Value at end of period	$12.23	$10.22	$10.26	$10.85	$11.88	$10.10	$8.68	$10.09	$9.47	$7.33
Number of accumulation units outstanding at end of period	2,661,554	3,168,374	3,548,999	3,940,479	4,087,571	4,292,665	1,619,838	1,794,450	1,737,933	1,636,457
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$26.37	$24.25	$26.76	$28.06	$21.91	$18.35	$19.85	$18.79	$14.48	$24.49
Value at end of period	$30.57	$26.37	$24.25	$26.76	$28.06	$21.91	$18.35	$19.85	$18.79	$14.48
Number of accumulation units outstanding at end of period	269,017	322,039	357,620	423,830	453,011	446,499	462,920	505,792	516,157	472,477

CONDENSED FINANCIAL INFORMATION – VOYA GOLDENSELECT OPPORTUNITIES®

Except for subaccounts which did not commence operations as of December 31, 2017, the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Separate Account B available under the Contract for the indicated periods. This information is current through December 31, 2017, including portfolio names. Portfolio name changes after December 31, 2017, are not reflected in the following information.

Separate Account Annual Charges of 1.40%

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
Value at beginning of period	$12.04	$11.76	$12.05	$11.99	$10.62	$9.80	$10.31	$9.53	$7.99	$10.09
Value at end of period	$13.50	$12.04	$11.76	$12.05	$11.99	$10.62	$9.80	$10.31	$9.53	$7.99
Number of accumulation units outstanding at end of period	6,996,515	8,664,609	10,146,226	11,809,955	13,043,592	13,195,463	14,658,436	14,545,662	13,749,221	5,658,472
COLUMBIA SMALL CAP VALUE FUND VS (CLASS 2)										
Value at beginning of period	$35.32	$26.98	$29.21	$28.75	$21.75	$19.83	$21.42	$17.18	$13.94	$19.68
Value at end of period	$39.69	$35.32	$26.98	$29.21	$28.75	$21.75	$19.83	$21.42	$17.18	$13.94
Number of accumulation units outstanding at end of period	224,260	371,322	463,069	571,341	731,242	853,085	975,035	1,094,501	1,267,316	1,517,242
PROFUND VP BULL										
Value at beginning of period	$14.19	$13.13	$13.37	$12.17	$9.51	$8.47	$8.59	$7.74	$6.31	$10.27
Value at end of period	$16.70	$14.19	$13.13	$13.37	$12.17	$9.51	$8.47	$8.59	$7.74	$6.31
Number of accumulation units outstanding at end of period	24,959	30,950	37,080	40,009	64,161	80,226	96,088	119,978	139,938	178,757
PROFUND VP EUROPE 30										
Value at beginning of period	$9.89	$9.30	$10.59	$11.75	$9.80	$8.52	$9.49	$9.37	$7.19	$13.02
Value at end of period	$11.67	$9.89	$9.30	$10.59	$11.75	$9.80	$8.52	$9.49	$9.37	$7.19
Number of accumulation units outstanding at end of period	19,913	36,367	41,138	46,167	61,749	74,259	85,942	104,606	126,512	152,071
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$2.03	$2.17	$2.24	$3.25	$2.83	$3.09	$5.01	$6.05	$4.64	$7.59
Value at end of period	$1.76	$2.03	$2.17	$2.24	$3.25	$2.83	$3.09	$5.01	$6.05	$4.64
Number of accumulation units outstanding at end of period	141,338	185,734	203,341	238,818	238,813	266,658	270,919	290,517	316,599	402,662
VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.16	$9.74	$10.13	$9.80	$8.74	$7.70	$8.13	$7.79	$6.08	$9.95
Value at end of period	$12.37	$10.16	$9.74	$10.13	$9.80	$8.74	$7.70	$8.13	$7.79	$6.08
Number of accumulation units outstanding at end of period	6,479,748	7,999,553	9,507,797	3,326,376	3,553,623	3,776,108	4,036,972	4,398,876	4,692,093	4,193,381
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$10.63	$10.12	$10.66	$10.41	$10.20					
Value at end of period	$12.01	$10.63	$10.12	$10.66	$10.41					
Number of accumulation units outstanding at end of period	2,646,948	3,586,276	4,487,470	5,157,399	2,055,521					
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S2)										
Value at beginning of period	$9.60	$9.73	$9.87	$10.01	$10.15	$10.29	$10.43	$10.58	$10.70	$10.61
Value at end of period	$9.50	$9.60	$9.73	$9.87	$10.01	$10.15	$10.29	$10.43	$10.58	$10.70
Number of accumulation units outstanding at end of period	73,220	131,320	131,320	157,036	186,216	302,750	474,480	481,105	709,986	1,177,080

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.80	$14.66	$15.15	$13.94	$10.87	$9.57	$9.99			
Value at end of period	$18.66	$15.80	$14.66	$15.15	$13.94	$10.87	$9.57			
Number of accumulation units outstanding at end of period	7,224,237	9,534,437	11,357,787	13,193,311	15,699,200	17,914,965	19,736,037			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.37	$13.31	$13.73	$12.61	$9.81	$8.61	$8.78	$7.82	$6.10	$9.95
Value at end of period	$17.01	$14.37	$13.31	$13.73	$12.61	$9.81	$8.61	$8.78	$7.82	$6.10
Number of accumulation units outstanding at end of period	2,957,464	3,989,857	4,805,989	5,731,475	6,997,027	8,191,118	9,561,032	5,214,662	5,796,850	3,900,949
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$20.18	$17.86	$18.49	$18.53	$17.80	$15.83	$15.37	$13.65	$9.26	$12.13
Value at end of period	$21.14	$20.18	$17.86	$18.49	$18.53	$17.80	$15.83	$15.37	$13.65	$9.26
Number of accumulation units outstanding at end of period	1,460,783	1,919,763	2,333,369	2,852,338	3,536,270	4,012,922	3,817,892	3,921,490	3,386,304	4,317,113
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$17.21	$15.87	$16.00	$14.29	$10.92	$9.71	$9.88	$8.82	$7.27	$11.78
Value at end of period	$21.10	$17.21	$15.87	$16.00	$14.29	$10.92	$9.71	$9.88	$8.82	$7.27
Number of accumulation units outstanding at end of period	268,013	434,908	502,867	611,588	718,974	816,038	939,728	1,008,074	1,178,124	1,295,966
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$23.62	$20.33	$21.05	$19.54	$14.76	$12.75	$13.12	$10.94	$8.44	$13.75
Value at end of period	$26.39	$23.62	$20.33	$21.05	$19.54	$14.76	$12.75	$13.12	$10.94	$8.44
Number of accumulation units outstanding at end of period	304,281	535,541	606,003	733,866	900,327	1,007,217	1,103,955	1,204,164	1,377,178	1,538,832
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$23.25	$18.57	$19.51	$18.80	$13.40	$12.12	$12.41	$10.28	$8.37	$12.80
Value at end of period	$25.13	$23.25	$18.57	$19.51	$18.80	$13.40	$12.12	$12.41	$10.28	$8.37
Number of accumulation units outstanding at end of period	241,436	393,989	471,739	590,078	701,737	824,353	906,059	987,422	1,101,850	1,200,311
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$15.80	$15.38	$15.56	$14.82	$15.09	$14.03	$13.26	$12.28	$11.19	$12.42
Value at end of period	$16.32	$15.80	$15.38	$15.56	$14.82	$15.09	$14.03	$13.26	$12.28	$11.19
Number of accumulation units outstanding at end of period	24,021,783	28,010,382	32,021,473	35,604,078	12,404,667	12,675,495	13,585,163	14,805,735	15,212,968	14,692,505
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$9.33	$9.43	$9.70	$10.41						
Value at end of period	$11.42	$9.33	$9.43	$9.70						
Number of accumulation units outstanding at end of period	8,473,575	10,918,223	12,820,021	14,338,873						
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$8.72	$8.79	$9.01	$9.74	$8.16	$6.98	$8.09	$7.62	$6.06	$10.14
Value at end of period	$10.70	$8.72	$8.79	$9.01	$9.74	$8.16	$6.98	$8.09	$7.62	$6.06
Number of accumulation units outstanding at end of period	348,186	475,607	558,185	670,510	985,325	849,883	818,658	1,156,598	1,391,858	139,687
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$15.69	$15.40	$14.78	$13.26	$10.32	$10.27				
Value at end of period	$19.97	$15.69	$15.40	$14.78	$13.26	$10.32				
Number of accumulation units outstanding at end of period	11,904,633	16,175,859	19,109,726	22,337,194	26,880,710	30,794,923				

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$25.11	$24.56	$23.48	$21.00	$16.31	$14.04	$13.93			
Value at end of period	$32.05	$25.11	$24.56	$23.48	$21.00	$16.31	$14.04			
Number of accumulation units outstanding at end of period	5,622,301	7,562,016	9,118,020	11,036,243	7,109,891	1,682,756	2,130,653			
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S2)										
Value at beginning of period	$24.65	$24.13	$23.11	$20.70	$16.10	$13.87	$13.79	$12.25	$8.74	$12.25
Value at end of period	$31.40	$24.65	$24.13	$23.11	$20.70	$16.10	$13.87	$13.79	$12.25	$8.74
Number of accumulation units outstanding at end of period	91,873	122,933	141,597	168,904	8,326	11,339	11,644	13,461	16,290	22,320
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.63	$14.85	$15.80	$14.60	$11.33	$10.05	$10.05			
Value at end of period	$18.57	$16.63	$14.85	$15.80	$14.60	$11.33	$10.05			
Number of accumulation units outstanding at end of period	5,508,969	7,421,221	9,147,104	8,808,653	5,395,409	830,633	569,147			
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$18.68	$17.71	$17.91	$16.73	$12.89	$11.47	$11.73	$9.15	$6.58	$10.72
Value at end of period	$22.98	$18.68	$17.71	$17.91	$16.73	$12.89	$11.47	$11.73	$9.15	$6.58
Number of accumulation units outstanding at end of period	4,774,600	2,853,934	3,240,855	3,761,739	4,703,222	3,747,745	4,227,190	4,756,551	4,502,607	4,769,928
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.44	$17.23	$17.57	$15.50	$12.06	$11.09	$11.79	$10.32	$8.43	$13.10
Value at end of period	$22.07	$18.44	$17.23	$17.57	$15.50	$12.06	$11.09	$11.79	$10.32	$8.43
Number of accumulation units outstanding at end of period	363,463	487,254	577,949	655,382	581,429	616,418	700,026	862,455	854,149	896,825
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.59	$10.26	$10.49	$10.04	$9.76	$9.17	$8.84	$8.32	$8.25	
Value at end of period	$11.25	$10.59	$10.26	$10.49	$10.04	$9.76	$9.17	$8.84	$8.32	
Number of accumulation units outstanding at end of period	3,995,871	5,389,089	5,273,239	5,808,995	6,917,396	7,030,422	7,346,128	6,256,899	5,981,757	
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.90	$13.14	$13.60	$13.09	$11.19	$10.05	$10.31	$9.37	$9.22	
Value at end of period	$15.99	$13.90	$13.14	$13.60	$13.09	$11.19	$10.05	$10.31	$9.37	
Number of accumulation units outstanding at end of period	29,664,497	39,020,544	45,698,664	51,799,708	59,186,253	63,995,469	68,956,114	74,275,484	79,472,323	
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.91	$13.21	$13.61	$13.06	$11.45	$10.40	$10.54	$9.63	$9.49	
Value at end of period	$15.71	$13.91	$13.21	$13.61	$13.06	$11.45	$10.40	$10.54	$9.63	
Number of accumulation units outstanding at end of period	17,625,445	22,613,214	26,950,962	30,767,408	35,441,375	38,485,278	42,036,780	46,040,296	48,787,781	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.29	$12.74	$13.13	$12.65	$11.66	$10.73	$10.65	$9.86	$9.75	
Value at end of period	$14.65	$13.29	$12.74	$13.13	$12.65	$11.66	$10.73	$10.65	$9.86	
Number of accumulation units outstanding at end of period	9,718,604	12,104,749	14,071,867	16,389,602	19,206,813	20,961,634	22,515,408	24,451,343	25,879,317	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$26.02	$24.83	$23.45	$21.09	$16.24	$14.42	$14.07	$12.69	$10.27	
Value at end of period	$33.60	$26.02	$24.83	$23.45	$21.09	$16.24	$14.42	$14.07	$12.69	
Number of accumulation units outstanding at end of period	820,529	1,080,819	1,104,897	1,257,121	1,242,161	1,378,422	1,637,094	1,455,162	1,607,178	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$16.33	$14.95	$14.90	$13.42	$10.33	$9.09	$9.02	$8.17	$6.71	$10.17
Value at end of period	$19.69	$16.33	$14.95	$14.90	$13.42	$10.33	$9.09	$9.02	$8.17	$6.71
Number of accumulation units outstanding at end of period	2,704,333	3,318,523	3,395,479	3,546,039	4,014,374	4,545,292	4,462,209	5,649,134	6,524,524	629,227
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$24.05	$21.15	$22.29	$20.14	$15.54	$13.59	$13.71	$12.51	$10.35	
Value at end of period	$26.84	$24.05	$21.15	$22.29	$20.14	$15.54	$13.59	$13.71	$12.51	
Number of accumulation units outstanding at end of period	856,511	1,222,175	1,205,374	471,664	439,059	373,421	310,000	194,823	130,420	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$26.59	$25.25	$25.81	$23.56	$17.71	$15.55	$16.13	$13.00	$10.36	
Value at end of period	$32.60	$26.59	$25.25	$25.81	$23.56	$17.71	$15.55	$16.13	$13.00	
Number of accumulation units outstanding at end of period	865,314	1,120,682	1,355,601	1,415,777	1,742,194	1,975,775	2,267,474	2,632,553	2,765,328	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$18.03	$16.17	$16.91	$15.25	$11.56	$10.04	$10.40	$8.45	$6.13	$10.30
Value at end of period	$20.92	$18.03	$16.17	$16.91	$15.25	$11.56	$10.04	$10.40	$8.45	$6.13
Number of accumulation units outstanding at end of period	1,265,670	1,580,451	1,639,001	1,800,620	1,609,933	1,669,174	1,745,841	1,854,424	1,478,202	578,346
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$18.35	$15.40	$16.41	$15.90	$11.65	$10.20	$10.80	$8.69	$6.97	$10.06
Value at end of period	$20.62	$18.35	$15.40	$16.41	$15.90	$11.65	$10.20	$10.80	$8.69	$6.97
Number of accumulation units outstanding at end of period	1,139,591	1,420,669	1,600,432	1,732,818	1,943,191	1,759,225	1,701,985	1,880,369	1,673,974	1,397,996
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$16.53	$14.82	$15.20	$14.64	$10.70	$9.44	$9.53	$7.31	$5.68	$8.80
Value at end of period	$19.30	$16.53	$14.82	$15.20	$14.64	$10.70	$9.44	$9.53	$7.31	$5.68
Number of accumulation units outstanding at end of period	184,896	275,069	341,370	413,406	542,408	663,418	796,478	919,414	1,117,503	1,257,982
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$20.10	$16.42	$16.82	$16.06	$11.85	$10.52	$10.97	$8.97	$7.15	$10.25
Value at end of period	$22.00	$20.10	$16.42	$16.82	$16.06	$11.85	$10.52	$10.97	$8.97	$7.15
Number of accumulation units outstanding at end of period	629,887	812,437	852,713	963,772	1,060,414	1,187,162	1,422,232	1,686,231	1,359,012	686,734
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.05	$9.60	$10.03							
Value at end of period	$11.71	$10.05	$9.60							
Number of accumulation units outstanding at end of period	8,722,120	10,212,905	12,257,013							
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.81	$11.73	$11.90	$11.44	$11.94	$11.69	$11.08	$10.62	$10.20	$9.99
Value at end of period	$11.99	$11.81	$11.73	$11.90	$11.44	$11.94	$11.69	$11.08	$10.62	$10.20
Number of accumulation units outstanding at end of period	1,685,713	2,140,065	2,326,628	2,474,708	2,262,123	2,599,279	3,165,568	3,163,184	3,588,432	3,388,765

Opportunities

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$20.53	$19.77	$21.11	$20.52	$14.99	$12.70	$12.60	$10.10	$7.58	$13.08
Value at end of period	$25.95	$20.53	$19.77	$21.11	$20.52	$14.99	$12.70	$12.60	$10.10	$7.58
Number of accumulation units outstanding at end of period	1,832,233	2,411,598	2,897,333	3,345,047	3,838,302	3,614,401	4,238,575	4,210,806	4,248,323	3,468,055
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.39	$11.15	$11.61	$11.48	$12.75	$12.16	$11.01	$10.59	$9.88	
Value at end of period	$11.51	$11.39	$11.15	$11.61	$11.48	$12.75	$12.16	$11.01	$10.59	
Number of accumulation units outstanding at end of period	1,823,246	2,308,811	2,427,575	2,742,060	3,201,123	5,636,752	5,459,336	3,408,948	2,184,297	
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S2)										
Value at beginning of period	$13.63	$13.76	$14.22	$12.69	$12.43	$10.05	$10.77	$9.44	$7.18	$12.42
Value at end of period	$14.84	$13.63	$13.76	$14.22	$12.69	$12.43	$10.05	$10.77	$9.44	$7.18
Number of accumulation units outstanding at end of period	6,291	6,804	12,365	15,985	20,169	27,623	37,146	44,167	49,679	36,146
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S2)										
Value at beginning of period	$37.31	$36.36	$35.87	$28.04	$27.92	$24.54	$22.77	$18.07	$13.51	$22.31
Value at end of period	$38.64	$37.31	$36.36	$35.87	$28.04	$27.92	$24.54	$22.77	$18.07	$13.51
Number of accumulation units outstanding at end of period	52,805	70,793	88,527	105,829	150,810	168,402	191,820	217,627	241,216	260,944
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.39	$15.33	$15.10	$13.57	$10.22	$9.23	$9.82	$8.89	$6.85	$11.43
Value at end of period	$19.64	$16.39	$15.33	$15.10	$13.57	$10.22	$9.23	$9.82	$8.89	$6.85
Number of accumulation units outstanding at end of period	1,688,524	2,237,802	2,511,540	2,768,582	3,001,487	3,337,689	3,608,516	3,853,085	3,902,577	3,528,125
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$18.04	$14.79	$15.46	$15.03	$10.89	$9.67	$10.08	$8.16	$6.63	$10.21
Value at end of period	$19.74	$18.04	$14.79	$15.46	$15.03	$10.89	$9.67	$10.08	$8.16	$6.63
Number of accumulation units outstanding at end of period	776,175	1,037,070	1,226,292	1,421,605	1,638,441	1,976,916	2,223,917	2,485,616	2,897,468	3,270,508
VY® FRANKLIN INCOME PORTFOLIO (CLASS S2)										
Value at beginning of period	$15.22	$13.36	$14.50	$14.03	$12.44	$11.21	$11.11	$9.99	$7.68	$11.04
Value at end of period	$16.54	$15.22	$13.36	$14.50	$14.03	$12.44	$11.21	$11.11	$9.99	$7.68
Number of accumulation units outstanding at end of period	61,337	103,481	131,794	149,741	156,628	166,996	193,021	205,556	124,700	108,931
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$21.53	$18.54	$20.00	$18.58	$13.96	$11.93	$12.36	$10.89	$8.59	$13.72
Value at end of period	$24.99	$21.53	$18.54	$20.00	$18.58	$13.96	$11.93	$12.36	$10.89	$8.59
Number of accumulation units outstanding at end of period	975,633	1,322,990	1,683,688	2,034,525	2,240,125	2,131,292	2,213,852	2,163,923	2,202,640	2,342,903
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$19.12	$16.86	$17.50	$16.33	$13.29	$11.98	$12.31	$11.15	$9.24	$12.26
Value at end of period	$20.85	$19.12	$16.86	$17.50	$16.33	$13.29	$11.98	$12.31	$11.15	$9.24
Number of accumulation units outstanding at end of period	3,487,076	4,329,327	5,216,053	6,388,091	2,363,718	2,113,601	2,270,527	2,408,048	2,591,371	2,734,004
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$11.91	$10.52	$10.93	$10.13						
Value at end of period	$12.97	$11.91	$10.52	$10.93						
Number of accumulation units outstanding at end of period	5,238,079	6,252,217	7,191,688	8,247,921						

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S2)										
Value at beginning of period	$27.34	$23.15	$24.23	$22.35	$16.95	$15.03	$15.61	$14.09	$11.55	$17.30
Value at end of period	$30.65	$27.34	$23.15	$24.23	$22.35	$16.95	$15.03	$15.61	$14.09	$11.55
Number of accumulation units outstanding at end of period	111,839	150,742	214,577	247,099	309,156	377,535	440,586	510,573	552,748	594,673
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S2)										
Value at beginning of period	$30.26	$27.19	$32.81	$33.02	$35.58	$30.35	$37.72	$31.84	$18.85	$39.30
Value at end of period	$42.60	$30.26	$27.19	$32.81	$33.02	$35.58	$30.35	$37.72	$31.84	$18.85
Number of accumulation units outstanding at end of period	48,279	93,159	116,972	128,115	156,329	180,782	209,192	242,186	269,685	256,803
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$19.60	$17.34	$18.13	$15.99	$12.33	$10.42	$10.38	$8.56	$6.91	$10.18
Value at end of period	$21.99	$19.60	$17.34	$18.13	$15.99	$12.33	$10.42	$10.38	$8.56	$6.91
Number of accumulation units outstanding at end of period	664,025	875,198	1,100,503	1,353,541	1,923,801	1,723,331	1,622,804	1,415,034	802,705	540,677
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S2)										
Value at beginning of period	$35.73	$29.85	$31.49	$29.51	$21.57	$18.46	$19.00	$15.23	$12.15	$17.62
Value at end of period	$40.67	$35.73	$29.85	$31.49	$29.51	$21.57	$18.46	$19.00	$15.23	$12.15
Number of accumulation units outstanding at end of period	100,891	145,717	174,580	204,129	245,796	304,074	330,058	431,525	466,172	507,228
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S2)										
Value at beginning of period	$29.77	$28.71	$27.43	$26.72	$22.71	$19.94	$18.57	$16.54	$13.05	$18.55
Value at end of period	$36.90	$29.77	$28.71	$27.43	$26.72	$22.71	$19.94	$18.57	$16.54	$13.05
Number of accumulation units outstanding at end of period	139,496	207,651	270,309	322,296	416,275	493,347	558,636	649,301	694,600	767,389
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$18.40	$18.66	$18.23	$18.11	$14.48	$12.10	$13.40	$11.73	$8.54	$14.55
Value at end of period	$24.69	$18.40	$18.66	$18.23	$18.11	$14.48	$12.10	$13.40	$11.73	$8.54
Number of accumulation units outstanding at end of period	807,076	883,783	1,216,762	1,205,566	1,469,568	1,279,009	1,397,045	1,420,560	1,635,220	1,818,384
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S2)										
Value at beginning of period	$30.61	$28.79	$27.78	$25.16	$20.92	$18.55	$18.32	$16.31	$12.44	$17.43
Value at end of period	$34.70	$30.61	$28.79	$27.78	$25.16	$20.92	$18.55	$18.32	$16.31	$12.44
Number of accumulation units outstanding at end of period	322,450	420,633	485,491	565,503	674,146	789,692	873,587	977,107	1,054,083	1,098,378
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S2)										
Value at beginning of period	$23.98	$20.51	$22.38	$21.15	$16.55	$14.36	$14.70	$12.99	$10.56	$16.68
Value at end of period	$27.44	$23.98	$20.51	$22.38	$21.15	$16.55	$14.36	$14.70	$12.99	$10.56
Number of accumulation units outstanding at end of period	93,087	153,693	190,243	216,764	244,392	301,878	344,638	381,495	404,604	425,366
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.95	$16.97	$15.57	$14.57	$10.64	$9.10	$9.35	$8.13	$5.78	$10.17
Value at end of period	$22.27	$16.95	$16.97	$15.57	$14.57	$10.64	$9.10	$9.35	$8.13	$5.78
Number of accumulation units outstanding at end of period	1,644,216	1,963,161	2,549,469	2,394,002	2,453,514	2,352,194	1,806,950	1,929,680	1,909,257	775,347
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.93	$14.86	$15.22	$15.61	$13.84	$11.82	$13.68	$12.19	$8.99	$18.05
Value at end of period	$18.83	$14.93	$14.86	$15.22	$15.61	$13.84	$11.82	$13.68	$12.19	$8.99
Number of accumulation units outstanding at end of period	875,910	1,015,936	1,199,390	1,221,192	1,258,845	1,385,641	1,461,019	1,599,392	1,998,238	2,376,603

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.85	$10.83	$11.39	$12.40	$10.49	$8.96	$10.36	$9.67	$7.44	$12.71
Value at end of period	$13.05	$10.85	$10.83	$11.39	$12.40	$10.49	$8.96	$10.36	$9.67	$7.44
Number of accumulation units outstanding at end of period	3,817,589	5,129,382	6,092,607	6,958,530	7,818,813	8,618,254	2,688,868	2,992,773	2,884,425	2,681,328
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S2)										
Value at beginning of period	$21.97	$20.12	$22.11	$23.11	$17.97	$14.99	$16.14	$15.22	$11.69	$19.68
Value at end of period	$25.57	$21.97	$20.12	$22.11	$23.11	$17.97	$14.99	$16.14	$15.22	$11.69
Number of accumulation units outstanding at end of period	17,589	27,923	31,685	33,814	45,073	51,337	44,284	49,444	53,013	55,483

Separate Account Annual Charges of 1.45%

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
Value at beginning of period	$11.98	$11.71	$12.01	$11.95	$10.60	$9.78	$10.30	$9.52	$7.99	$10.09
Value at end of period	$13.43	$11.98	$11.71	$12.01	$11.95	$10.60	$9.78	$10.30	$9.52	$7.99
Number of accumulation units outstanding at end of period	654,069	1,064,718	1,538,404	1,953,606	2,064,329	2,222,715	2,844,719	3,582,001	3,478,113	1,398,127
COLUMBIA SMALL CAP VALUE FUND VS (CLASS 2)										
Value at beginning of period	$35.07	$26.81	$29.04	$28.59	$21.65	$19.74	$21.34	$17.12	$13.90	$19.63
Value at end of period	$39.40	$35.07	$26.81	$29.04	$28.59	$21.65	$19.74	$21.34	$17.12	$13.90
Number of accumulation units outstanding at end of period	143,036	223,190	288,185	352,191	481,241	585,451	662,341	745,402	862,023	1,030,405
PROFUND VP BULL										
Value at beginning of period	$14.08	$13.03	$13.28	$12.09	$9.45	$8.42	$8.55	$7.70	$6.29	$10.23
Value at end of period	$16.56	$14.08	$13.03	$13.28	$12.09	$9.45	$8.42	$8.55	$7.70	$6.29
Number of accumulation units outstanding at end of period	49,570	64,579	83,082	90,996	146,571	176,369	229,572	349,659	384,448	417,520
PROFUND VP EUROPE 30										
Value at beginning of period	$9.81	$9.23	$10.51	$11.68	$9.74	$8.48	$9.44	$9.33	$7.16	$12.97
Value at end of period	$11.57	$9.81	$9.23	$10.51	$11.68	$9.74	$8.48	$9.44	$9.33	$7.16
Number of accumulation units outstanding at end of period	20,021	33,185	36,599	40,732	55,207	76,226	95,230	115,157	137,957	176,707
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$2.02	$2.16	$2.22	$3.23	$2.82	$3.07	$4.99	$6.03	$4.63	$7.57
Value at end of period	$1.75	$2.02	$2.16	$2.22	$3.23	$2.82	$3.07	$4.99	$6.03	$4.63
Number of accumulation units outstanding at end of period	28,051	31,278	43,869	68,213	91,758	126,120	142,733	153,552	178,986	238,350
VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.11	$9.70	$10.10	$9.77	$8.72	$7.69	$8.12	$7.78	$6.08	$9.95
Value at end of period	$12.30	$10.11	$9.70	$10.10	$9.77	$8.72	$7.69	$8.12	$7.78	$6.08
Number of accumulation units outstanding at end of period	653,357	977,460	1,290,353	179,450	222,338	240,900	261,667	333,061	577,217	252,302
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2013)										
Value at beginning of period	$10.61	$10.11	$10.65	$10.40	$9.93					
Value at end of period	$11.98	$10.61	$10.11	$10.65	$10.40					
Number of accumulation units outstanding at end of period	173,478	307,560	415,380	485,855	1,534					

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S2)										
Value at beginning of period	$9.53	$9.66	$9.81	$9.95	$10.09	$10.24	$10.39	$10.54	$10.67	$10.58
Value at end of period	$9.42	$9.53	$9.66	$9.81	$9.95	$10.09	$10.24	$10.39	$10.54	$10.67
Number of accumulation units outstanding at end of period	64	65	65	66	66	67	68	5,144	5,193	15,218
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.75	$14.63	$15.12	$13.92	$10.86	$9.56	$9.99			
Value at end of period	$18.59	$15.75	$14.63	$15.12	$13.92	$10.86	$9.56			
Number of accumulation units outstanding at end of period	1,412,749	1,935,972	2,357,589	2,891,838	3,836,159	4,707,103	5,571,491			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.30	$13.26	$13.68	$12.57	$9.78	$8.60	$8.77	$7.82	$6.10	$9.95
Value at end of period	$16.92	$14.30	$13.26	$13.68	$12.57	$9.78	$8.60	$8.77	$7.82	$6.10
Number of accumulation units outstanding at end of period	1,513,248	2,189,006	2,823,985	3,452,928	4,473,075	5,894,655	7,309,908	5,553,955	6,354,228	5,498,422
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$20.05	$17.76	$18.39	$18.44	$17.72	$15.77	$15.32	$13.61	$9.24	$12.11
Value at end of period	$20.99	$20.05	$17.76	$18.39	$18.44	$17.72	$15.77	$15.32	$13.61	$9.24
Number of accumulation units outstanding at end of period	664,016	904,379	1,012,788	1,280,544	1,665,298	2,184,092	2,491,020	2,933,389	3,043,266	3,714,547
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$17.08	$15.76	$15.89	$14.20	$10.86	$9.66	$9.83	$8.78	$7.24	$11.74
Value at end of period	$20.92	$17.08	$15.76	$15.89	$14.20	$10.86	$9.66	$9.83	$8.78	$7.24
Number of accumulation units outstanding at end of period	158,038	236,651	282,722	318,348	423,824	651,811	715,155	884,341	938,032	1,042,303
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$26.60	$22.90	$23.73	$22.03	$16.65	$14.39	$14.81	$12.36	$9.54	$15.55
Value at end of period	$29.69	$26.60	$22.90	$23.73	$22.03	$16.65	$14.39	$14.81	$12.36	$9.54
Number of accumulation units outstanding at end of period	112,236	130,443	145,186	171,063	223,131	281,879	324,303	401,903	504,402	588,432
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$27.27	$21.79	$22.90	$22.08	$15.75	$14.25	$14.60	$12.10	$9.86	$15.08
Value at end of period	$29.46	$27.27	$21.79	$22.90	$22.08	$15.75	$14.25	$14.60	$12.10	$9.86
Number of accumulation units outstanding at end of period	51,878	70,817	83,770	101,167	139,132	177,088	214,788	286,449	340,526	403,831
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$15.68	$15.27	$15.46	$14.73	$15.00	$13.96	$13.20	$12.23	$11.15	$12.39
Value at end of period	$16.19	$15.68	$15.27	$15.46	$14.73	$15.00	$13.96	$13.20	$12.23	$11.15
Number of accumulation units outstanding at end of period	2,733,337	3,628,894	4,519,633	5,528,408	1,551,460	1,883,109	2,424,393	2,524,418	2,778,230	3,181,205
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$9.31	$9.42	$9.69	$10.56						
Value at end of period	$11.40	$9.31	$9.42	$9.69						
Number of accumulation units outstanding at end of period	1,261,216	1,720,549	2,191,357	2,741,578						
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$8.68	$8.76	$8.98	$9.71	$8.14	$6.97	$8.08	$7.62	$6.06	$10.32
Value at end of period	$10.65	$8.68	$8.76	$8.98	$9.71	$8.14	$6.97	$8.08	$7.62	$6.06
Number of accumulation units outstanding at end of period	58,240	82,645	116,289	157,000	300,509	234,663	222,875	692,293	588,677	37,212
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$15.66	$15.37	$14.76	$13.25	$10.32	$10.27				
Value at end of period	$19.91	$15.66	$15.37	$14.76	$13.25	$10.32				
Number of accumulation units outstanding at end of period	2,393,623	3,272,877	4,067,317	4,989,819	6,510,996	8,011,707				

Opportunities

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$24.95	$24.42	$23.35	$20.90	$16.24	$13.98	$13.88			
Value at end of period	$31.82	$24.95	$24.42	$23.35	$20.90	$16.24	$13.98			
Number of accumulation units outstanding at end of period	1,483,134	2,025,521	2,572,012	3,274,957	1,462,907	963,656	1,126,811			
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S2)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$24.49	$23.99	$22.99	$21.69						
Value at end of period	$31.19	$24.49	$23.99	$22.99						
Number of accumulation units outstanding at end of period	645	652	658	664						
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.58	$14.81	$15.77	$14.58	$11.32	$10.05	$10.05			
Value at end of period	$18.50	$16.58	$14.81	$15.77	$14.58	$11.32	$10.05			
Number of accumulation units outstanding at end of period	1,643,998	2,300,260	2,960,695	3,499,609	2,959,548	608,917	698,403			
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$18.53	$17.57	$17.79	$16.63	$12.81	$11.41	$11.67	$9.11	$6.56	$10.68
Value at end of period	$22.79	$18.53	$17.57	$17.79	$16.63	$12.81	$11.41	$11.67	$9.11	$6.56
Number of accumulation units outstanding at end of period	1,892,356	1,076,825	1,343,608	1,628,870	2,202,017	2,238,891	2,735,925	3,660,850	3,762,445	4,001,366
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.33	$17.14	$17.48	$15.43	$12.02	$11.06	$11.75	$10.29	$8.41	$13.08
Value at end of period	$21.93	$18.33	$17.14	$17.48	$15.43	$12.02	$11.06	$11.75	$10.29	$8.41
Number of accumulation units outstanding at end of period	121,752	185,460	204,638	215,054	216,634	262,250	329,597	372,241	413,573	449,248
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.55	$10.22	$10.46	$10.02	$9.74	$9.16	$8.84	$8.31	$8.25	
Value at end of period	$11.20	$10.55	$10.22	$10.46	$10.02	$9.74	$9.16	$8.84	$8.31	
Number of accumulation units outstanding at end of period	691,960	901,433	972,338	1,015,999	1,484,592	2,511,509	2,424,076	2,284,321	1,878,967	
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.85	$13.09	$13.56	$13.07	$11.17	$10.04	$10.31	$9.37	$9.22	
Value at end of period	$15.92	$13.85	$13.09	$13.56	$13.07	$11.17	$10.04	$10.31	$9.37	
Number of accumulation units outstanding at end of period	3,326,906	4,351,205	5,677,271	6,905,816	8,311,637	9,179,579	10,424,293	11,613,550	12,837,062	
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.86	$13.17	$13.57	$13.03	$11.43	$10.39	$10.54	$9.63	$9.49	
Value at end of period	$15.65	$13.86	$13.17	$13.57	$13.03	$11.43	$10.39	$10.54	$9.63	
Number of accumulation units outstanding at end of period	2,560,615	3,291,083	4,086,775	4,720,734	5,882,523	6,458,891	7,416,905	8,432,784	9,436,744	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.24	$12.70	$13.09	$12.62	$11.64	$10.71	$10.64	$9.86	$9.75	
Value at end of period	$14.59	$13.24	$12.70	$13.09	$12.62	$11.64	$10.71	$10.64	$9.86	
Number of accumulation units outstanding at end of period	1,787,135	2,479,170	3,020,673	3,504,660	4,251,012	4,795,887	5,638,396	5,981,284	6,824,537	
VOYA RUSSELL^{TM} LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.92	$24.74	$23.38	$21.04	$16.21	$14.40	$14.06	$12.68	$10.27	
Value at end of period	$33.45	$25.92	$24.74	$23.38	$21.04	$16.21	$14.40	$14.06	$12.68	
Number of accumulation units outstanding at end of period	373,132	525,759	619,236	719,090	895,848	1,037,401	1,193,971	1,210,244	1,395,258	

Opportunities

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$16.26	$14.90	$14.85	$13.38	$10.30	$9.07	$9.01	$8.16	$6.71	$10.13
Value at end of period	$19.59	$16.26	$14.90	$14.85	$13.38	$10.30	$9.07	$9.01	$8.16	$6.71
Number of accumulation units outstanding at end of period	778,203	1,205,545	1,507,125	1,691,723	1,932,569	2,420,201	2,812,730	4,030,871	5,261,284	243,155
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$23.95	$21.08	$22.22	$20.10	$15.51	$13.58	$13.70	$12.51	$10.35	
Value at end of period	$26.72	$23.95	$21.08	$22.22	$20.10	$15.51	$13.58	$13.70	$12.51	
Number of accumulation units outstanding at end of period	268,800	372,502	483,403	104,122	125,461	166,446	166,253	175,163	61,958	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$26.48	$25.16	$25.73	$23.50	$17.68	$15.53	$16.11	$12.99	$10.40	
Value at end of period	$32.46	$26.48	$25.16	$25.73	$23.50	$17.68	$15.53	$16.11	$12.99	
Number of accumulation units outstanding at end of period	259,582	347,394	456,080	465,659	588,443	707,299	887,614	1,117,706	1,349,863	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.95	$16.10	$16.85	$15.21	$11.53	$10.02	$10.39	$8.44	$6.13	$10.33
Value at end of period	$20.82	$17.95	$16.10	$16.85	$15.21	$11.53	$10.02	$10.39	$8.44	$6.13
Number of accumulation units outstanding at end of period	184,589	317,957	342,779	424,483	401,310	352,708	441,768	667,996	567,439	121,499
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$18.27	$15.34	$16.35	$15.85	$11.62	$10.18	$10.78	$8.68	$6.97	$10.06
Value at end of period	$20.52	$18.27	$15.34	$16.35	$15.85	$11.62	$10.18	$10.78	$8.68	$6.97
Number of accumulation units outstanding at end of period	225,008	334,998	394,050	469,219	744,447	662,815	832,166	1,415,119	1,266,182	1,152,601
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$16.40	$14.71	$15.10	$14.54	$10.64	$9.39	$9.48	$7.28	$5.65	$8.77
Value at end of period	$19.14	$16.40	$14.71	$15.10	$14.54	$10.64	$9.39	$9.48	$7.28	$5.65
Number of accumulation units outstanding at end of period	249,032	320,707	403,774	459,652	582,841	695,269	806,024	964,109	1,126,157	1,241,548
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$20.01	$16.35	$16.77	$16.01	$11.83	$10.50	$10.95	$8.96	$7.15	$10.08
Value at end of period	$21.89	$20.01	$16.35	$16.77	$16.01	$11.83	$10.50	$10.95	$8.96	$7.15
Number of accumulation units outstanding at end of period	86,148	125,505	159,039	168,456	242,690	246,640	301,151	435,427	436,482	366,888
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.04	$9.60	$10.03							
Value at end of period	$11.69	$10.04	$9.60							
Number of accumulation units outstanding at end of period	592,446	691,825	782,725							
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.76	$11.69	$11.86	$11.41	$11.91	$11.67	$11.07	$10.61	$10.20	$9.95
Value at end of period	$11.93	$11.76	$11.69	$11.86	$11.41	$11.91	$11.67	$11.07	$10.61	$10.20
Number of accumulation units outstanding at end of period	376,513	622,060	696,107	656,966	672,358	1,166,878	1,615,557	1,016,026	1,320,634	1,644,114
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$20.41	$19.66	$21.01	$20.43	$14.93	$12.66	$12.57	$10.08	$7.56	$13.07
Value at end of period	$25.79	$20.41	$19.66	$21.01	$20.43	$14.93	$12.66	$12.57	$10.08	$7.56
Number of accumulation units outstanding at end of period	304,082	369,854	468,510	649,922	924,338	846,060	1,007,997	1,011,816	1,123,724	797,643

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.34	$11.11	$11.57	$11.45	$12.73	$12.15	$11.00	$10.58	$9.92	
Value at end of period	$11.46	$11.34	$11.11	$11.57	$11.45	$12.73	$12.15	$11.00	$10.58	
Number of accumulation units outstanding at end of period	279,027	380,686	452,576	494,309	809,299	1,661,316	1,786,974	1,086,065	908,377	
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S2)										
Value at beginning of period	$37.04	$36.11	$35.65	$27.88	$27.77	$24.42	$22.67	$18.01	$13.46	$22.25
Value at end of period	$38.34	$37.04	$36.11	$35.65	$27.88	$27.77	$24.42	$22.67	$18.01	$13.46
Number of accumulation units outstanding at end of period	189	203	219	235	253	271	274	277	280	2,282
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.29	$15.25	$15.03	$13.52	$10.18	$9.20	$9.79	$8.87	$6.84	$11.42
Value at end of period	$19.52	$16.29	$15.25	$15.03	$13.52	$10.18	$9.20	$9.79	$8.87	$6.84
Number of accumulation units outstanding at end of period	186,272	267,827	385,227	480,581	436,661	490,049	575,208	622,915	673,194	683,783
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$17.95	$14.72	$15.39	$14.97	$10.85	$9.64	$10.05	$8.14	$6.63	$10.20
Value at end of period	$19.62	$17.95	$14.72	$15.39	$14.97	$10.85	$9.64	$10.05	$8.14	$6.63
Number of accumulation units outstanding at end of period	70,066	98,334	128,489	151,763	200,359	247,389	302,379	391,648	562,710	687,982
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$21.37	$18.41	$19.87	$18.47	$13.89	$11.87	$12.31	$10.85	$8.56	$13.68
Value at end of period	$24.79	$21.37	$18.41	$19.87	$18.47	$13.89	$11.87	$12.31	$10.85	$8.56
Number of accumulation units outstanding at end of period	122,719	181,982	249,779	295,167	350,202	268,299	355,315	412,903	304,404	328,003
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$19.01	$16.77	$17.42	$16.26	$13.24	$11.94	$12.28	$11.12	$9.22	$12.24
Value at end of period	$20.72	$19.01	$16.77	$17.42	$16.26	$13.24	$11.94	$12.28	$11.12	$9.22
Number of accumulation units outstanding at end of period	1,106,840	1,560,215	2,006,471	2,548,610	508,036	521,622	590,503	765,973	864,371	1,127,556
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$11.89	$10.51	$10.93	$10.23						
Value at end of period	$12.95	$11.89	$10.51	$10.93						
Number of accumulation units outstanding at end of period	484,788	612,249	795,929	937,902						
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S2)										
Value at beginning of period	$27.14	$22.99	$24.07	$22.22	$16.86	$14.96	$15.54	$14.04	$11.51	$17.26
Value at end of period	$30.41	$27.14	$22.99	$24.07	$22.22	$16.86	$14.96	$15.54	$14.04	$11.51
Number of accumulation units outstanding at end of period	871	879	887	895	2,691	3,181	7,011	7,360	16,677	16,848
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S2)										
Value at beginning of period	$30.04	$27.01	$32.61	$32.83	$35.40	$30.20	$37.56	$31.72	$18.79	$39.19
Value at end of period	$42.27	$30.04	$27.01	$32.61	$32.83	$35.40	$30.20	$37.56	$31.72	$18.79
Number of accumulation units outstanding at end of period	0	0	0	0	457	485	503	6,584	6,643	6,196
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$32.21	$28.50	$29.82	$26.31	$20.30	$17.16	$17.10	$14.11	$11.40	$17.27
Value at end of period	$36.10	$32.21	$28.50	$29.82	$26.31	$20.30	$17.16	$17.10	$14.11	$11.40
Number of accumulation units outstanding at end of period	80,425	115,678	164,697	211,446	340,044	323,908	246,210	286,692	161,752	141,571
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S2)										
Value at beginning of period	$35.47	$29.65	$31.30	$29.34	$21.46	$18.38	$18.92	$15.17	$12.11	$17.57
Value at end of period	$40.35	$35.47	$29.65	$31.30	$29.34	$21.46	$18.38	$18.92	$15.17	$12.11
Number of accumulation units outstanding at end of period	276	278	281	283	286	288	291	816	877	880

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S2)										
Value at beginning of period	$29.56	$28.52	$27.26	$26.56	$22.60	$19.85	$18.49	$16.48	$13.01	$18.50
Value at end of period	$36.61	$29.56	$28.52	$27.26	$26.56	$22.60	$19.85	$18.49	$16.48	$13.01
Number of accumulation units outstanding at end of period	498	502	507	511	840	846	2,705	3,792	6,393	6,588
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$20.88	$21.19	$20.71	$20.58	$16.47	$13.77	$15.25	$13.36	$9.73	$16.59
Value at end of period	$28.01	$20.88	$21.19	$20.71	$20.58	$16.47	$13.77	$15.25	$13.36	$9.73
Number of accumulation units outstanding at end of period	124,811	123,016	223,188	169,403	176,008	161,063	194,956	174,331	212,511	273,401
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S2)										
Value at beginning of period	$30.39	$28.59	$27.61	$25.01	$20.81	$18.47	$18.24	$16.25	$12.40	$17.38
Value at end of period	$34.44	$30.39	$28.59	$27.61	$25.01	$20.81	$18.47	$18.24	$16.25	$12.40
Number of accumulation units outstanding at end of period	574	579	584	589	594	600	605	1,153	1,158	1,190
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.86	$16.90	$15.51	$14.52	$10.61	$9.07	$9.33	$8.12	$5.78	$10.17
Value at end of period	$22.15	$16.86	$16.90	$15.51	$14.52	$10.61	$9.07	$9.33	$8.12	$5.78
Number of accumulation units outstanding at end of period	432,559	484,836	701,819	636,610	763,626	752,802	460,502	470,209	703,913	141,482
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.85	$14.78	$15.14	$15.54	$13.79	$11.78	$13.64	$12.16	$8.97	$18.03
Value at end of period	$18.71	$14.85	$14.78	$15.14	$15.54	$13.79	$11.78	$13.64	$12.16	$8.97
Number of accumulation units outstanding at end of period	237,722	298,090	413,670	411,984	556,772	668,373	772,576	908,034	1,045,341	1,284,421
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.79	$10.77	$11.34	$12.35	$10.45	$8.94	$10.33	$9.65	$7.43	$12.70
Value at end of period	$12.97	$10.79	$10.77	$11.34	$12.35	$10.45	$8.94	$10.33	$9.65	$7.43
Number of accumulation units outstanding at end of period	777,257	1,087,258	1,480,818	1,705,553	2,286,338	2,630,314	719,050	1,151,323	1,511,460	1,045,633
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S2)										
Value at beginning of period	$21.81	$19.99	$21.97	$22.98	$17.87	$14.92	$16.07	$15.16	$11.65	$19.62
Value at end of period	$25.37	$21.81	$19.99	$21.97	$22.98	$17.87	$14.92	$16.07	$15.16	$11.65
Number of accumulation units outstanding at end of period	511	517	522	527	532	538	543	548	616	624

Separate Account Annual Charges of 1.55%

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
Value at beginning of period	$11.88	$11.62	$11.92	$11.88	$10.55	$9.74	$10.27	$9.50	$7.98	$10.09
Value at end of period	$13.30	$11.88	$11.62	$11.92	$11.88	$10.55	$9.74	$10.27	$9.50	$7.98
Number of accumulation units outstanding at end of period	2,729,177	3,422,555	4,130,167	5,354,288	5,616,905	5,426,192	6,268,257	6,150,538	5,374,596	3,029,923
COLUMBIA SMALL CAP VALUE FUND VS (CLASS 2)										
Value at beginning of period	$34.59	$26.47	$28.70	$28.29	$21.43	$19.57	$21.18	$17.01	$13.82	$19.54
Value at end of period	$38.82	$34.59	$26.47	$28.70	$28.29	$21.43	$19.57	$21.18	$17.01	$13.82
Number of accumulation units outstanding at end of period	82,266	140,866	178,809	222,656	266,090	308,082	339,946	390,405	436,197	489,524
PROFUND VP BULL										
Value at beginning of period	$13.86	$12.84	$13.10	$11.94	$9.34	$8.33	$8.46	$7.64	$6.24	$10.17
Value at end of period	$16.28	$13.86	$12.84	$13.10	$11.94	$9.34	$8.33	$8.46	$7.64	$6.24
Number of accumulation units outstanding at end of period	11,413	14,357	16,300	17,517	22,658	30,083	33,539	45,340	51,804	55,097

Opportunities

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
PROFUND VP EUROPE 30										
Value at beginning of period	$9.65	$9.10	$10.37	$11.53	$9.63	$8.39	$9.35	$9.25	$7.10	$12.89
Value at end of period	$11.38	$9.65	$9.10	$10.37	$11.53	$9.63	$8.39	$9.35	$9.25	$7.10
Number of accumulation units outstanding at end of period	3,221	5,865	8,635	11,666	15,516	17,514	21,957	24,560	34,981	40,965
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$1.99	$2.13	$2.20	$3.20	$2.79	$3.05	$4.95	$5.99	$4.60	$7.54
Value at end of period	$1.72	$1.99	$2.13	$2.20	$3.20	$2.79	$3.05	$4.95	$5.99	$4.60
Number of accumulation units outstanding at end of period	93,196	132,958	141,169	162,333	160,479	177,074	170,453	189,111	208,414	230,571
VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.02	$9.63	$10.02	$9.71	$8.68	$7.66	$8.09	$7.76	$6.07	$9.95
Value at end of period	$12.18	$10.02	$9.63	$10.02	$9.71	$8.68	$7.66	$8.09	$7.76	$6.07
Number of accumulation units outstanding at end of period	2,567,991	3,543,436	4,266,371	975,294	1,120,106	1,217,735	1,363,797	1,538,407	1,771,924	1,417,425
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$10.57	$10.08	$10.63	$10.40	$10.14					
Value at end of period	$11.92	$10.57	$10.08	$10.63	$10.40					
Number of accumulation units outstanding at end of period	474,717	735,307	922,911	1,091,687	143,304					
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S2)										
Value at beginning of period	$9.40	$9.53	$9.68	$9.83	$9.99	$10.14	$10.30	$10.46	$10.60	$10.52
Value at end of period	$9.28	$9.40	$9.53	$9.68	$9.83	$9.99	$10.14	$10.30	$10.46	$10.60
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	577	611	649	901
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.65	$14.55	$15.06	$13.88	$10.83	$9.55	$9.99			
Value at end of period	$18.46	$15.65	$14.55	$15.06	$13.88	$10.83	$9.55			
Number of accumulation units outstanding at end of period	3,201,778	4,443,552	5,361,077	6,213,501	7,258,644	8,070,041	8,647,939			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.17	$13.15	$13.58	$12.49	$9.73	$8.56	$8.74	$7.80	$6.09	$9.95
Value at end of period	$16.75	$14.17	$13.15	$13.58	$12.49	$9.73	$8.56	$8.74	$7.80	$6.09
Number of accumulation units outstanding at end of period	1,451,931	2,064,122	2,487,712	2,990,699	3,517,921	3,912,778	4,432,990	2,208,411	2,466,114	1,706,786
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$19.80	$17.55	$18.19	$18.26	$17.56	$15.64	$15.22	$13.53	$9.20	$12.06
Value at end of period	$20.70	$19.80	$17.55	$18.19	$18.26	$17.56	$15.64	$15.22	$13.53	$9.20
Number of accumulation units outstanding at end of period	1,213,512	1,598,461	1,475,671	1,846,888	2,275,773	2,171,409	2,042,969	2,059,551	1,781,395	2,182,503
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$16.81	$15.53	$15.67	$14.02	$10.73	$9.56	$9.74	$8.71	$7.19	$11.66
Value at end of period	$20.58	$16.81	$15.53	$15.67	$14.02	$10.73	$9.56	$9.74	$8.71	$7.19
Number of accumulation units outstanding at end of period	174,450	252,503	276,691	351,353	420,962	557,532	604,682	647,790	705,055	923,149
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$23.17	$19.98	$20.72	$19.25	$14.57	$12.61	$12.98	$10.85	$8.38	$13.67
Value at end of period	$25.85	$23.17	$19.98	$20.72	$19.25	$14.57	$12.61	$12.98	$10.85	$8.38
Number of accumulation units outstanding at end of period	186,572	293,519	345,279	441,525	523,334	593,513	638,560	702,179	793,765	978,688
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.81	$18.24	$19.19	$18.52	$13.22	$11.98	$12.29	$10.19	$8.31	$12.73
Value at end of period	$24.61	$22.81	$18.24	$19.19	$18.52	$13.22	$11.98	$12.29	$10.19	$8.31
Number of accumulation units outstanding at end of period	153,397	221,172	258,846	337,671	391,901	439,286	476,731	519,025	583,023	725,123

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$15.45	$15.06	$15.26	$14.56	$14.84	$13.82	$13.08	$12.13	$11.08	$12.32
Value at end of period	$15.94	$15.45	$15.06	$15.26	$14.56	$14.84	$13.82	$13.08	$12.13	$11.08
Number of accumulation units outstanding at end of period	10,832,880	12,972,369	15,324,188	17,034,078	6,617,969	6,205,520	6,827,350	7,515,594	7,582,620	7,875,077
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$9.29	$9.40	$9.68	$10.34						
Value at end of period	$11.35	$9.29	$9.40	$9.68						
Number of accumulation units outstanding at end of period	3,709,729	5,091,355	6,089,661	7,136,762						
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$8.60	$8.69	$8.92	$9.66	$8.10	$6.94	$8.06	$7.60	$6.06	$10.30
Value at end of period	$10.54	$8.60	$8.69	$8.92	$9.66	$8.10	$6.94	$8.06	$7.60	$6.06
Number of accumulation units outstanding at end of period	152,773	216,743	273,814	329,682	567,181	331,557	313,062	667,677	780,457	94,606
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$15.58	$15.32	$14.72	$13.22	$10.31	$10.27				
Value at end of period	$19.79	$15.58	$15.32	$14.72	$13.22	$10.31				
Number of accumulation units outstanding at end of period	5,031,248	7,197,079	8,759,490	10,508,888	12,273,822	13,411,304				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$24.63	$24.13	$23.10	$20.70	$16.09	$13.88	$13.78			
Value at end of period	$31.39	$24.63	$24.13	$23.10	$20.70	$16.09	$13.88			
Number of accumulation units outstanding at end of period	3,381,545	4,856,950	5,808,182	7,003,062	3,763,478	905,337	993,020			
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.48	$14.74	$15.70	$14.54	$11.30	$10.04	$10.05			
Value at end of period	$18.37	$16.48	$14.74	$15.70	$14.54	$11.30	$10.04			
Number of accumulation units outstanding at end of period	3,065,381	4,326,324	5,415,720	5,604,722	2,877,955	340,097	302,100			
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$18.24	$17.31	$17.54	$16.41	$12.66	$11.29	$11.56	$9.03	$6.51	$10.61
Value at end of period	$22.41	$18.24	$17.31	$17.54	$16.41	$12.66	$11.29	$11.56	$9.03	$6.51
Number of accumulation units outstanding at end of period	3,135,965	1,954,083	2,504,710	2,690,937	3,124,364	2,506,150	2,718,315	2,982,870	3,271,761	3,224,478
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.11	$16.95	$17.31	$15.29	$11.92	$10.98	$11.69	$10.24	$8.38	$13.04
Value at end of period	$21.65	$18.11	$16.95	$17.31	$15.29	$11.92	$10.98	$11.69	$10.24	$8.38
Number of accumulation units outstanding at end of period	145,861	214,179	207,899	242,874	185,226	198,164	228,589	188,808	176,349	209,565
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.47	$10.16	$10.40	$9.98	$9.71	$9.14	$8.83	$8.31	$8.25	
Value at end of period	$11.11	$10.47	$10.16	$10.40	$9.98	$9.71	$9.14	$8.83	$8.31	
Number of accumulation units outstanding at end of period	1,737,990	2,112,137	2,383,264	2,840,656	3,467,598	4,849,138	4,199,403	3,445,032	2,936,003	
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.75	$13.01	$13.49	$13.01	$11.14	$10.01	$10.30	$9.37	$9.22	
Value at end of period	$15.79	$13.75	$13.01	$13.49	$13.01	$11.14	$10.01	$10.30	$9.37	
Number of accumulation units outstanding at end of period	15,104,139	20,464,188	24,415,302	28,729,038	32,690,127	34,865,974	37,773,447	40,492,715	44,077,032	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.76	$13.08	$13.50	$12.98	$11.39	$10.37	$10.52	$9.63	$9.49	
Value at end of period	$15.52	$13.76	$13.08	$13.50	$12.98	$11.39	$10.37	$10.52	$9.63	
Number of accumulation units outstanding at end of period	8,641,159	11,476,568	13,903,081	16,072,864	18,422,570	19,744,287	21,149,319	22,990,155	25,122,621	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.14	$12.62	$13.02	$12.57	$11.60	$10.69	$10.63	$9.86	$9.75	
Value at end of period	$14.47	$13.14	$12.62	$13.02	$12.57	$11.60	$10.69	$10.63	$9.86	
Number of accumulation units outstanding at end of period	5,211,546	6,468,772	7,755,326	9,017,630	10,095,024	10,690,851	12,059,152	12,371,740	13,291,121	
VOYA RUSSELL^{TM} LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.72	$24.57	$23.25	$20.94	$16.15	$14.36	$14.04	$12.68	$10.20	
Value at end of period	$33.16	$25.72	$24.57	$23.25	$20.94	$16.15	$14.36	$14.04	$12.68	
Number of accumulation units outstanding at end of period	450,100	572,517	705,871	748,523	459,818	494,495	302,868	253,938	271,573	
VOYA RUSSELL^{TM} LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$16.11	$14.78	$14.75	$13.30	$10.25	$9.04	$8.99	$8.15	$6.70	$10.09
Value at end of period	$19.40	$16.11	$14.78	$14.75	$13.30	$10.25	$9.04	$8.99	$8.15	$6.70
Number of accumulation units outstanding at end of period	2,135,989	2,855,803	3,162,422	3,761,472	3,931,171	4,012,506	4,354,219	5,375,801	5,953,643	348,627
VOYA RUSSELL^{TM} LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$23.76	$20.93	$22.10	$20.00	$15.45	$13.54	$13.67	$12.50	$10.59	
Value at end of period	$26.48	$23.76	$20.93	$22.10	$20.00	$15.45	$13.54	$13.67	$12.50	
Number of accumulation units outstanding at end of period	425,658	587,660	635,055	338,942	268,240	239,511	223,897	170,983	59,990	
VOYA RUSSELL^{TM} MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$26.28	$24.99	$25.58	$23.39	$17.61	$15.49	$16.08	$12.98	$10.40	
Value at end of period	$32.17	$26.28	$24.99	$25.58	$23.39	$17.61	$15.49	$16.08	$12.98	
Number of accumulation units outstanding at end of period	771,383	929,625	1,113,322	1,265,911	1,345,610	1,459,171	1,615,359	1,976,186	2,056,517	
VOYA RUSSELL^{TM} MID CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.79	$15.98	$16.74	$15.12	$11.47	$9.99	$10.36	$8.42	$6.12	$10.48
Value at end of period	$20.61	$17.79	$15.98	$16.74	$15.12	$11.47	$9.99	$10.36	$8.42	$6.12
Number of accumulation units outstanding at end of period	625,893	1,077,389	839,340	1,290,495	1,164,137	720,547	750,481	1,182,184	826,408	299,431
VOYA RUSSELL^{TM} SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$18.10	$15.22	$16.24	$15.76	$11.57	$10.14	$10.75	$8.66	$6.96	$10.02
Value at end of period	$20.32	$18.10	$15.22	$16.24	$15.76	$11.57	$10.14	$10.75	$8.66	$6.96
Number of accumulation units outstanding at end of period	527,921	689,092	954,985	912,122	1,454,537	887,425	895,974	1,667,335	949,289	830,338
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$16.14	$14.49	$14.89	$14.36	$10.51	$9.29	$9.39	$7.22	$5.61	$8.71
Value at end of period	$18.82	$16.14	$14.49	$14.89	$14.36	$10.51	$9.29	$9.39	$7.22	$5.61
Number of accumulation units outstanding at end of period	52,374	72,229	83,691	115,103	132,518	148,942	169,269	196,789	217,723	243,159
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.84	$16.23	$16.65	$15.92	$11.77	$10.46	$10.92	$8.95	$7.14	$10.05
Value at end of period	$21.68	$19.84	$16.23	$16.65	$15.92	$11.77	$10.46	$10.92	$8.95	$7.14
Number of accumulation units outstanding at end of period	342,474	648,867	554,499	525,700	485,570	446,247	527,871	579,000	634,300	469,428

Opportunities

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.03	$9.59	$10.03							
Value at end of period	$11.66	$10.03	$9.59							
Number of accumulation units outstanding at end of period	3,236,353	3,867,937	4,495,179							
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.66	$11.60	$11.78	$11.34	$11.85	$11.62	$11.04	$10.59	$10.19	$10.01
Value at end of period	$11.81	$11.66	$11.60	$11.78	$11.34	$11.85	$11.62	$11.04	$10.59	$10.19
Number of accumulation units outstanding at end of period	1,168,450	1,591,509	1,872,977	1,402,091	1,281,753	1,814,026	2,150,527	1,334,264	1,500,270	934,344
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$20.17	$19.45	$20.80	$20.25	$14.81	$12.57	$12.49	$10.03	$7.54	$13.03
Value at end of period	$25.46	$20.17	$19.45	$20.80	$20.25	$14.81	$12.57	$12.49	$10.03	$7.54
Number of accumulation units outstanding at end of period	1,008,842	1,392,087	1,653,197	1,912,671	2,388,971	2,279,955	2,421,462	2,432,509	2,345,939	2,106,592
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.26	$11.03	$11.51	$11.40	$12.68	$12.11	$10.98	$10.57	$9.89	
Value at end of period	$11.36	$11.26	$11.03	$11.51	$11.40	$12.68	$12.11	$10.98	$10.57	
Number of accumulation units outstanding at end of period	739,361	998,350	1,141,934	1,404,837	1,724,643	4,022,879	2,955,636	1,170,759	851,377	
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S2)										
Value at beginning of period	$13.41	$13.56	$14.03	$12.54	$12.31	$9.96	$10.70	$9.38	$7.15	$12.39
Value at end of period	$14.58	$13.41	$13.56	$14.03	$12.54	$12.31	$9.96	$10.70	$9.38	$7.15
Number of accumulation units outstanding at end of period	0	0	0	0	0	745	790	837	889	952
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S2)										
Value at beginning of period	$36.51	$35.63	$35.21	$27.56	$27.48	$24.19	$22.48	$17.87	$13.38	$22.13
Value at end of period	$37.75	$36.51	$35.63	$35.21	$27.56	$27.48	$24.19	$22.48	$17.87	$13.38
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	100
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.11	$15.09	$14.89	$13.41	$10.11	$9.14	$9.74	$8.83	$6.82	$11.39
Value at end of period	$19.29	$16.11	$15.09	$14.89	$13.41	$10.11	$9.14	$9.74	$8.83	$6.82
Number of accumulation units outstanding at end of period	920,239	1,306,840	1,669,097	1,818,040	1,717,969	1,821,960	1,898,291	2,217,712	2,116,674	2,268,505
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$17.75	$14.58	$15.26	$14.85	$10.78	$9.59	$10.01	$8.11	$6.61	$10.18
Value at end of period	$19.39	$17.75	$14.58	$15.26	$14.85	$10.78	$9.59	$10.01	$8.11	$6.61
Number of accumulation units outstanding at end of period	328,731	496,344	595,926	683,347	795,635	903,195	991,485	1,117,333	1,318,915	1,531,120
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$21.06	$18.16	$19.62	$18.26	$13.74	$11.76	$12.20	$10.76	$8.50	$13.60
Value at end of period	$24.40	$21.06	$18.16	$19.62	$18.26	$13.74	$11.76	$12.20	$10.76	$8.50
Number of accumulation units outstanding at end of period	419,465	651,619	731,638	1,016,602	948,040	815,825	847,673	839,486	896,353	881,846
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.78	$16.59	$17.25	$16.12	$13.14	$11.86	$12.21	$11.07	$9.19	$12.21
Value at end of period	$20.46	$18.78	$16.59	$17.25	$16.12	$13.14	$11.86	$12.21	$11.07	$9.19
Number of accumulation units outstanding at end of period	1,948,535	2,505,450	3,212,172	3,720,437	878,412	726,990	795,736	858,504	916,529	999,855

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$11.86	$10.49	$10.92	$10.13						
Value at end of period	$12.90	$11.86	$10.49	$10.92						
Number of accumulation units outstanding at end of period	1,727,380	1,894,874	2,123,967	2,385,480						
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S2)										
Value at beginning of period	$26.75	$22.68	$23.78	$21.96	$16.69	$14.82	$15.41	$13.93	$11.44	$17.17
Value at end of period	$29.94	$26.75	$22.68	$23.78	$21.96	$16.69	$14.82	$15.41	$13.93	$11.44
Number of accumulation units outstanding at end of period	0	0	0	0	0	754	800	848	900	1,544
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S2)										
Value at beginning of period	$29.61	$26.64	$32.20	$32.45	$35.03	$29.92	$37.24	$31.48	$18.67	$38.98
Value at end of period	$41.61	$29.61	$26.64	$32.20	$32.45	$35.03	$29.92	$37.24	$31.48	$18.67
Number of accumulation units outstanding at end of period	0	0	0	0	0	262	266	269	272	276
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$19.35	$17.13	$17.95	$15.85	$12.24	$10.36	$10.34	$8.54	$6.90	$10.19
Value at end of period	$21.66	$19.35	$17.13	$17.95	$15.85	$12.24	$10.36	$10.34	$8.54	$6.90
Number of accumulation units outstanding at end of period	324,226	486,379	653,026	798,745	1,176,720	871,968	628,779	635,346	334,741	519,822
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S2)										
Value at beginning of period	$29.13	$28.14	$26.92	$26.26	$22.36	$19.66	$18.33	$16.36	$12.92	$18.40
Value at end of period	$36.05	$29.13	$28.14	$26.92	$26.26	$22.36	$19.66	$18.33	$16.36	$12.92
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	418	442	448	463
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$18.07	$18.36	$17.96	$17.87	$14.31	$11.98	$13.28	$11.65	$8.49	$14.49
Value at end of period	$24.22	$18.07	$18.36	$17.96	$17.87	$14.31	$11.98	$13.28	$11.65	$8.49
Number of accumulation units outstanding at end of period	594,957	466,980	742,470	589,862	629,222	598,783	663,516	662,061	726,173	832,152
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S2)										
Value at beginning of period	$23.46	$20.09	$21.97	$20.79	$16.29	$14.16	$14.51	$12.85	$10.46	$16.55
Value at end of period	$26.81	$23.46	$20.09	$21.97	$20.79	$16.29	$14.16	$14.51	$12.85	$10.46
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	587	561	574	590
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.70	$16.75	$15.39	$14.42	$10.54	$9.03	$9.29	$8.10	$5.77	$10.16
Value at end of period	$21.91	$16.70	$16.75	$15.39	$14.42	$10.54	$9.03	$9.29	$8.10	$5.77
Number of accumulation units outstanding at end of period	1,018,907	1,076,185	1,797,254	1,420,621	1,930,895	1,198,570	872,881	812,616	1,055,201	342,675
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.67	$14.62	$15.00	$15.40	$13.68	$11.70	$13.56	$12.11	$8.94	$17.98
Value at end of period	$18.47	$14.67	$14.62	$15.00	$15.40	$13.68	$11.70	$13.56	$12.11	$8.94
Number of accumulation units outstanding at end of period	485,629	545,859	595,577	667,601	614,747	648,987	735,904	806,375	989,793	1,266,966
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.67	$10.67	$11.24	$12.26	$10.38	$8.89	$10.28	$9.62	$7.41	$12.67
Value at end of period	$12.82	$10.67	$10.67	$11.24	$12.26	$10.38	$8.89	$10.28	$9.62	$7.41
Number of accumulation units outstanding at end of period	1,865,838	2,583,749	3,047,766	3,421,474	3,963,770	4,063,495	1,453,310	2,184,953	2,166,834	1,589,643

Condensed Financial Information (continued)

Separate Account Annual Charges of 1.65%

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
Value at beginning of period	$11.77	$11.53	$11.84	$11.81	$10.50	$9.71	$10.24	$9.49	$7.98	$10.09
Value at end of period	$13.17	$11.77	$11.53	$11.84	$11.81	$10.50	$9.71	$10.24	$9.49	$7.98
Number of accumulation units outstanding at end of period	15,562,648	17,912,560	20,788,300	24,218,829	26,540,757	28,554,570	33,149,680	32,649,952	29,137,036	14,862,682
COLUMBIA SMALL CAP VALUE FUND VS (CLASS 2)										
Value at beginning of period	$34.11	$26.13	$28.36	$27.98	$21.22	$19.40	$21.01	$16.89	$13.74	$19.45
Value at end of period	$38.24	$34.11	$26.13	$28.36	$27.98	$21.22	$19.40	$21.01	$16.89	$13.74
Number of accumulation units outstanding at end of period	218,161	325,888	401,582	493,866	610,638	703,714	784,809	894,397	1,055,356	1,247,388
PROFUND VP BULL										
Value at beginning of period	$13.64	$12.65	$12.92	$11.78	$9.23	$8.24	$8.38	$7.57	$6.19	$10.10
Value at end of period	$16.01	$13.64	$12.65	$12.92	$11.78	$9.23	$8.24	$8.38	$7.57	$6.19
Number of accumulation units outstanding at end of period	19,097	21,655	32,320	36,737	49,022	54,809	88,552	107,937	141,448	153,084
PROFUND VP EUROPE 30										
Value at beginning of period	$9.50	$8.96	$10.22	$11.38	$9.51	$8.30	$9.26	$9.17	$7.05	$12.80
Value at end of period	$11.19	$9.50	$8.96	$10.22	$11.38	$9.51	$8.30	$9.26	$9.17	$7.05
Number of accumulation units outstanding at end of period	14,845	21,879	24,272	28,003	32,480	51,805	65,931	85,151	99,630	111,818
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$1.96	$2.10	$2.17	$3.17	$2.77	$3.02	$4.92	$5.95	$4.58	$7.50
Value at end of period	$1.70	$1.96	$2.10	$2.17	$3.17	$2.77	$3.02	$4.92	$5.95	$4.58
Number of accumulation units outstanding at end of period	72,967	123,206	135,288	161,491	176,610	203,702	217,708	268,098	302,483	369,403
VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$9.93	$9.55	$9.95	$9.65	$8.64	$7.63	$8.07	$7.75	$6.06	$9.91
Value at end of period	$12.06	$9.93	$9.55	$9.95	$9.65	$8.64	$7.63	$8.07	$7.75	$6.06
Number of accumulation units outstanding at end of period	9,013,801	10,787,852	12,556,104	5,068,745	5,925,444	6,852,070	7,458,354	8,081,998	8,771,637	8,258,859
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$10.53	$10.05	$10.61	$10.39	$10.17					
Value at end of period	$11.87	$10.53	$10.05	$10.61	$10.39					
Number of accumulation units outstanding at end of period	2,090,884	2,592,040	3,076,882	3,784,283	50,206					
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S2)										
Value at beginning of period	$9.26	$9.41	$9.56	$9.72	$9.88	$10.05	$10.21	$10.38	$10.53	$10.47
Value at end of period	$9.13	$9.26	$9.41	$9.56	$9.72	$9.88	$10.05	$10.21	$10.38	$10.53
Number of accumulation units outstanding at end of period	66,452	92,643	149,711	142,432	312,683	356,680	219,317	324,874	453,192	835,707
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.56	$14.48	$15.00	$13.84	$10.81	$9.54	$9.99			
Value at end of period	$18.33	$15.56	$14.48	$15.00	$13.84	$10.81	$9.54			
Number of accumulation units outstanding at end of period	7,956,239	10,024,014	11,525,508	12,988,990	15,162,759	17,745,331	20,163,139			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.04	$13.04	$13.48	$12.41	$9.68	$8.52	$8.71	$7.78	$6.09	$9.95
Value at end of period	$16.58	$14.04	$13.04	$13.48	$12.41	$9.68	$8.52	$8.71	$7.78	$6.09
Number of accumulation units outstanding at end of period	3,588,295	4,626,984	5,501,552	6,392,027	7,587,930	8,993,542	10,564,876	4,802,895	5,516,324	3,269,386

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$19.54	$17.34	$17.99	$18.08	$17.41	$15.52	$15.11	$13.45	$9.15	$12.01
Value at end of period	$20.41	$19.54	$17.34	$17.99	$18.08	$17.41	$15.52	$15.11	$13.45	$9.15
Number of accumulation units outstanding at end of period	1,977,803	2,430,502	2,757,810	3,308,152	4,010,423	4,681,973	4,033,510	3,779,255	2,721,625	3,338,098
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$16.55	$15.30	$15.46	$13.84	$10.61	$9.45	$9.65	$8.63	$7.13	$11.59
Value at end of period	$20.24	$16.55	$15.30	$15.46	$13.84	$10.61	$9.45	$9.65	$8.63	$7.13
Number of accumulation units outstanding at end of period	314,549	489,476	552,415	603,019	708,802	761,093	882,411	1,038,513	1,191,005	1,568,394
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.22	$19.17	$19.90	$18.51	$14.02	$12.15	$12.52	$10.47	$8.10	$13.23
Value at end of period	$24.76	$22.22	$19.17	$19.90	$18.51	$14.02	$12.15	$12.52	$10.47	$8.10
Number of accumulation units outstanding at end of period	333,828	455,511	525,196	601,587	700,393	827,606	963,513	1,163,968	1,330,208	1,643,831
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$21.80	$17.46	$18.39	$17.76	$12.69	$11.51	$11.82	$9.81	$8.01	$12.28
Value at end of period	$23.51	$21.80	$17.46	$18.39	$17.76	$12.69	$11.51	$11.82	$9.81	$8.01
Number of accumulation units outstanding at end of period	260,326	394,311	458,749	515,230	614,277	727,842	856,073	1,018,778	1,187,131	1,350,205
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$15.22	$14.86	$15.07	$14.39	$14.68	$13.69	$12.97	$12.04	$11.00	$12.24
Value at end of period	$15.69	$15.22	$14.86	$15.07	$14.39	$14.68	$13.69	$12.97	$12.04	$11.00
Number of accumulation units outstanding at end of period	35,909,429	39,889,441	44,255,730	48,971,824	15,103,632	15,828,783	17,762,929	19,438,551	20,618,726	21,077,749
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$9.26	$9.38	$9.68	$10.34						
Value at end of period	$11.31	$9.26	$9.38	$9.68						
Number of accumulation units outstanding at end of period	10,724,933	13,128,584	14,978,970	16,499,656						
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$8.52	$8.62	$8.86	$9.60	$8.06	$6.92	$8.03	$7.59	$6.05	$10.22
Value at end of period	$10.44	$8.52	$8.62	$8.86	$9.60	$8.06	$6.92	$8.03	$7.59	$6.05
Number of accumulation units outstanding at end of period	526,140	646,965	815,187	960,030	1,158,242	1,131,136	1,101,227	1,270,771	1,647,470	309,276
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$15.51	$15.26	$14.68	$13.20	$10.30	$10.27				
Value at end of period	$19.68	$15.51	$15.26	$14.68	$13.20	$10.30				
Number of accumulation units outstanding at end of period	14,307,937	18,229,471	21,213,893	24,028,268	27,974,934	31,621,667				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$24.32	$23.84	$22.85	$20.49	$15.95	$13.77	$13.69			
Value at end of period	$30.95	$24.32	$23.84	$22.85	$20.49	$15.95	$13.77			
Number of accumulation units outstanding at end of period	7,213,298	9,127,775	10,709,800	12,615,654	8,713,943	2,112,401	2,724,627			
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S2)										
Value at beginning of period	$23.87	$23.43	$22.49	$20.20	$15.75	$13.61	$13.55	$12.08	$8.64	$12.14
Value at end of period	$30.33	$23.87	$23.43	$22.49	$20.20	$15.75	$13.61	$13.55	$12.08	$8.64
Number of accumulation units outstanding at end of period	57,636	76,831	88,981	108,106	4,036	4,082	4,131	4,311	7,205	10,300
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.38	$14.67	$15.64	$14.49	$11.28	$10.03	$10.05			
Value at end of period	$18.25	$16.38	$14.67	$15.64	$14.49	$11.28	$10.03			
Number of accumulation units outstanding at end of period	6,181,033	8,044,811	9,420,147	8,624,788	4,779,055	970,127	793,834			

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$17.95	$17.06	$17.30	$16.20	$12.51	$11.17	$11.44	$8.95	$6.45	$10.54
Value at end of period	$22.03	$17.95	$17.06	$17.30	$16.20	$12.51	$11.17	$11.44	$8.95	$6.45
Number of accumulation units outstanding at end of period	4,887,186	2,854,654	3,303,457	3,666,459	4,558,002	3,188,003	3,775,208	3,637,309	2,574,342	2,677,395
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.90	$16.77	$17.14	$15.16	$11.83	$10.91	$11.62	$10.20	$8.35	$13.01
Value at end of period	$21.37	$17.90	$16.77	$17.14	$15.16	$11.83	$10.91	$11.62	$10.20	$8.35
Number of accumulation units outstanding at end of period	266,610	320,225	393,650	442,791	422,648	463,286	516,600	609,977	529,027	574,371
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.39	$10.10	$10.35	$9.94	$9.68	$9.12	$8.82	$8.31	$8.25	
Value at end of period	$11.02	$10.39	$10.10	$10.35	$9.94	$9.68	$9.12	$8.82	$8.31	
Number of accumulation units outstanding at end of period	6,312,075	7,304,167	7,108,915	7,953,540	9,788,740	12,599,922	12,893,849	11,268,717	9,235,050	
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.65	$12.93	$13.42	$12.95	$11.10	$9.99	$10.28	$9.37	$9.21	
Value at end of period	$15.66	$13.65	$12.93	$13.42	$12.95	$11.10	$9.99	$10.28	$9.37	
Number of accumulation units outstanding at end of period	36,914,117	45,068,732	51,674,638	58,763,209	67,383,458	75,580,264	83,035,422	90,407,563	98,222,251	
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.66	$13.00	$13.43	$12.92	$11.35	$10.34	$10.51	$9.63	$9.49	
Value at end of period	$15.39	$13.66	$13.00	$13.43	$12.92	$11.35	$10.34	$10.51	$9.63	
Number of accumulation units outstanding at end of period	26,327,594	31,315,325	36,256,505	40,836,335	47,327,321	52,631,044	58,979,396	65,664,893	70,210,170	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.05	$12.54	$12.95	$12.51	$11.56	$10.67	$10.62	$9.86	$9.75	
Value at end of period	$14.35	$13.05	$12.54	$12.95	$12.51	$11.56	$10.67	$10.62	$9.86	
Number of accumulation units outstanding at end of period	13,147,372	15,645,279	17,842,991	20,747,229	24,455,103	27,424,675	30,468,674	33,887,801	36,618,477	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.52	$24.41	$23.11	$20.84	$16.09	$14.32	$14.01	$12.67	$10.14	
Value at end of period	$32.86	$25.52	$24.41	$23.11	$20.84	$16.09	$14.32	$14.01	$12.67	
Number of accumulation units outstanding at end of period	1,035,521	1,220,153	1,229,815	1,309,124	1,105,509	1,146,026	1,098,591	980,480	1,093,134	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$15.97	$14.66	$14.65	$13.23	$10.20	$9.00	$8.96	$8.13	$6.70	$10.17
Value at end of period	$19.21	$15.97	$14.66	$14.65	$13.23	$10.20	$9.00	$8.96	$8.13	$6.70
Number of accumulation units outstanding at end of period	3,278,006	3,967,654	3,998,826	3,945,574	4,127,877	4,092,024	3,266,093	3,433,711	3,566,009	744,806
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$23.58	$20.79	$21.97	$19.90	$15.39	$13.50	$13.65	$12.49	$10.35	
Value at end of period	$26.25	$23.58	$20.79	$21.97	$19.90	$15.39	$13.50	$13.65	$12.49	
Number of accumulation units outstanding at end of period	1,496,740	1,845,698	1,831,380	1,155,632	1,015,292	960,722	294,987	200,934	150,954	

Opportunities

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$26.07	$24.82	$25.43	$23.28	$17.54	$15.44	$16.06	$12.97	$10.36	
Value at end of period	$31.89	$26.07	$24.82	$25.43	$23.28	$17.54	$15.44	$16.06	$12.97	
Number of accumulation units outstanding at end of period	1,141,832	1,395,061	1,492,983	1,364,526	1,683,607	1,795,491	1,836,737	2,324,538	2,008,990	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.64	$15.85	$16.63	$15.03	$11.42	$9.95	$10.33	$8.41	$6.12	$10.25
Value at end of period	$20.41	$17.64	$15.85	$16.63	$15.03	$11.42	$9.95	$10.33	$8.41	$6.12
Number of accumulation units outstanding at end of period	2,405,376	2,968,783	2,866,400	3,272,859	3,151,481	2,960,770	2,558,431	2,724,466	2,544,207	1,062,310
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.94	$15.10	$16.13	$15.67	$11.51	$10.10	$10.72	$8.65	$6.96	$10.15
Value at end of period	$20.12	$17.94	$15.10	$16.13	$15.67	$11.51	$10.10	$10.72	$8.65	$6.96
Number of accumulation units outstanding at end of period	2,113,450	2,622,099	2,749,535	2,953,157	3,479,739	2,848,818	2,589,704	2,760,386	2,679,879	1,754,101
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$15.88	$14.28	$14.69	$14.17	$10.39	$9.19	$9.29	$7.16	$5.57	$8.65
Value at end of period	$18.50	$15.88	$14.28	$14.69	$14.17	$10.39	$9.19	$9.29	$7.16	$5.57
Number of accumulation units outstanding at end of period	150,537	194,329	245,153	290,624	382,698	433,443	488,828	559,739	648,234	749,440
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.66	$16.10	$16.54	$15.83	$11.71	$10.42	$10.89	$8.93	$7.14	$10.05
Value at end of period	$21.47	$19.66	$16.10	$16.54	$15.83	$11.71	$10.42	$10.89	$8.93	$7.14
Number of accumulation units outstanding at end of period	792,549	940,432	1,028,554	1,032,761	1,143,336	1,363,663	1,585,371	1,764,765	1,604,687	1,110,458
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.01	$9.59	$10.03							
Value at end of period	$11.63	$10.01	$9.59							
Number of accumulation units outstanding at end of period	15,925,674	18,232,747	20,407,752							
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.55	$11.51	$11.70	$11.28	$11.80	$11.58	$11.01	$10.57	$10.18	$9.98
Value at end of period	$11.70	$11.55	$11.51	$11.70	$11.28	$11.80	$11.58	$11.01	$10.57	$10.18
Number of accumulation units outstanding at end of period	3,465,478	4,364,838	4,627,480	4,741,423	2,861,575	3,548,152	4,062,233	3,769,609	4,694,672	2,170,741
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$19.93	$19.24	$20.60	$20.07	$14.70	$12.49	$12.42	$9.98	$7.51	$12.99
Value at end of period	$25.13	$19.93	$19.24	$20.60	$20.07	$14.70	$12.49	$12.42	$9.98	$7.51
Number of accumulation units outstanding at end of period	2,208,166	2,657,090	3,237,652	3,825,139	4,589,290	4,474,943	5,449,850	5,244,173	5,554,100	4,777,820
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.17	$10.96	$11.44	$11.34	$12.63	$12.08	$10.96	$10.57	$9.89	
Value at end of period	$11.26	$11.17	$10.96	$11.44	$11.34	$12.63	$12.08	$10.96	$10.57	
Number of accumulation units outstanding at end of period	3,141,618	3,713,131	4,114,105	4,644,394	5,900,014	10,933,746	9,269,173	4,954,370	3,586,830	
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S2)										
Value at beginning of period	$13.26	$13.43	$13.91	$12.45	$12.22	$9.90	$10.64	$9.35	$7.13	$12.36
Value at end of period	$14.40	$13.26	$13.43	$13.91	$12.45	$12.22	$9.90	$10.64	$9.35	$7.13
Number of accumulation units outstanding at end of period	6,745	9,915	10,826	16,357	34,543	36,598	39,629	42,189	52,248	52,785

Opportunities

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S2)										
Value at beginning of period	$35.98	$35.15	$34.77	$27.25	$27.20	$23.97	$22.29	$17.74	$13.29	$22.02
Value at end of period	$37.16	$35.98	$35.15	$34.77	$27.25	$27.20	$23.97	$22.29	$17.74	$13.29
Number of accumulation units outstanding at end of period	36,940	57,270	66,760	78,084	97,423	106,587	124,416	138,891	160,210	187,397
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.93	$14.94	$14.75	$13.30	$10.03	$9.09	$9.69	$8.80	$6.79	$11.37
Value at end of period	$19.05	$15.93	$14.94	$14.75	$13.30	$10.03	$9.09	$9.69	$8.80	$6.79
Number of accumulation units outstanding at end of period	3,374,615	4,020,101	4,368,279	4,851,044	5,466,389	6,256,588	6,969,874	7,592,795	7,644,431	6,232,741
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$17.56	$14.43	$15.12	$14.74	$10.70	$9.53	$9.96	$8.08	$6.59	$10.16
Value at end of period	$19.16	$17.56	$14.43	$15.12	$14.74	$10.70	$9.53	$9.96	$8.08	$6.59
Number of accumulation units outstanding at end of period	1,060,060	1,382,024	1,617,077	1,908,915	2,247,001	2,704,592	3,006,946	3,549,908	4,787,221	4,530,155
VY® FRANKLIN INCOME PORTFOLIO (CLASS S2)										
Value at beginning of period	$14.82	$13.04	$14.18	$13.76	$12.23	$11.05	$10.97	$9.89	$7.63	$10.99
Value at end of period	$16.05	$14.82	$13.04	$14.18	$13.76	$12.23	$11.05	$10.97	$9.89	$7.63
Number of accumulation units outstanding at end of period	76,265	101,101	110,428	130,641	156,316	179,961	168,509	172,981	220,722	242,213
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$20.75	$17.91	$19.36	$18.04	$13.59	$11.64	$12.09	$10.68	$8.45	$13.52
Value at end of period	$24.01	$20.75	$17.91	$19.36	$18.04	$13.59	$11.64	$12.09	$10.68	$8.45
Number of accumulation units outstanding at end of period	1,503,515	1,854,669	2,164,594	2,590,504	2,766,559	2,471,470	2,465,574	2,618,723	2,361,640	2,466,881
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.56	$16.41	$17.08	$15.98	$13.03	$11.78	$12.14	$11.01	$9.15	$12.17
Value at end of period	$20.19	$18.56	$16.41	$17.08	$15.98	$13.03	$11.78	$12.14	$11.01	$9.15
Number of accumulation units outstanding at end of period	3,594,313	4,440,911	5,278,999	6,189,568	3,052,219	2,556,370	2,714,886	3,483,701	3,059,375	2,755,180
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$11.82	$10.47	$10.91	$10.06						
Value at end of period	$12.84	$11.82	$10.47	$10.91						
Number of accumulation units outstanding at end of period	8,434,381	9,321,363	10,431,570	11,988,335						
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S2)										
Value at beginning of period	$26.37	$22.38	$23.48	$21.71	$16.51	$14.68	$15.28	$13.83	$11.36	$17.07
Value at end of period	$29.48	$26.37	$22.38	$23.48	$21.71	$16.51	$14.68	$15.28	$13.83	$11.36
Number of accumulation units outstanding at end of period	123,674	169,062	189,431	208,578	244,666	265,582	311,599	389,393	419,821	432,198
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S2)										
Value at beginning of period	$29.18	$26.29	$31.80	$32.08	$34.66	$29.64	$36.93	$31.25	$18.55	$38.77
Value at end of period	$40.97	$29.18	$26.29	$31.80	$32.08	$34.66	$29.64	$36.93	$31.25	$18.55
Number of accumulation units outstanding at end of period	41,846	69,218	79,118	90,544	103,290	110,290	123,293	138,142	155,212	168,287
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$25.46	$22.57	$23.67	$20.93	$16.17	$13.70	$13.68	$11.31	$9.16	$13.90
Value at end of period	$28.48	$25.46	$22.57	$23.67	$20.93	$16.17	$13.70	$13.68	$11.31	$9.16
Number of accumulation units outstanding at end of period	904,319	1,127,947	1,355,718	1,632,306	2,487,104	2,228,664	1,941,144	2,095,654	1,477,123	651,474
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S2)										
Value at beginning of period	$34.46	$28.86	$30.52	$28.67	$21.02	$18.03	$18.60	$14.95	$11.96	$17.38
Value at end of period	$39.12	$34.46	$28.86	$30.52	$28.67	$21.02	$18.03	$18.60	$14.95	$11.96
Number of accumulation units outstanding at end of period	73,244	113,614	131,604	150,845	185,513	218,157	263,581	303,531	345,552	410,222

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S2)										
Value at beginning of period	$28.71	$27.76	$26.58	$25.96	$22.13	$19.48	$18.18	$16.24	$12.84	$18.30
Value at end of period	$35.49	$28.71	$27.76	$26.58	$25.96	$22.13	$19.48	$18.18	$16.24	$12.84
Number of accumulation units outstanding at end of period	143,752	218,309	257,780	301,104	329,428	364,957	413,546	504,146	587,447	659,050
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$18.20	$18.51	$18.13	$18.05	$14.47	$12.13	$13.46	$11.82	$8.62	$14.73
Value at end of period	$24.37	$18.20	$18.51	$18.13	$18.05	$14.47	$12.13	$13.46	$11.82	$8.62
Number of accumulation units outstanding at end of period	1,043,252	1,058,505	1,429,868	1,348,724	1,470,768	1,335,860	1,458,990	1,480,914	1,695,188	1,995,843
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S2)										
Value at beginning of period	$29.52	$27.83	$26.93	$24.45	$20.38	$18.12	$17.93	$16.01	$12.24	$17.20
Value at end of period	$33.38	$29.52	$27.83	$26.93	$24.45	$20.38	$18.12	$17.93	$16.01	$12.24
Number of accumulation units outstanding at end of period	240,104	309,072	407,639	466,528	541,753	570,376	575,997	671,541	735,033	819,836
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S2)										
Value at beginning of period	$23.12	$19.83	$21.69	$20.55	$16.13	$14.02	$14.39	$12.76	$10.40	$16.46
Value at end of period	$26.40	$23.12	$19.83	$21.69	$20.55	$16.13	$14.02	$14.39	$12.76	$10.40
Number of accumulation units outstanding at end of period	70,593	97,808	117,071	131,203	157,809	204,253	241,797	233,861	252,740	288,172
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.53	$16.60	$15.27	$14.32	$10.48	$8.99	$9.26	$8.08	$5.76	$10.16
Value at end of period	$21.67	$16.53	$16.60	$15.27	$14.32	$10.48	$8.99	$9.26	$8.08	$5.76
Number of accumulation units outstanding at end of period	2,485,518	2,939,189	3,588,951	3,194,665	3,466,162	2,969,446	2,227,872	2,043,344	2,291,739	1,184,847
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.50	$14.47	$14.85	$15.27	$13.58	$11.63	$13.48	$12.05	$8.90	$17.93
Value at end of period	$18.23	$14.50	$14.47	$14.85	$15.27	$13.58	$11.63	$13.48	$12.05	$8.90
Number of accumulation units outstanding at end of period	2,057,790	2,165,491	2,248,787	2,316,150	1,680,056	1,902,325	1,874,984	2,050,959	2,444,515	2,920,415
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.56	$10.56	$11.14	$12.16	$10.31	$8.84	$10.23	$9.58	$7.39	$12.65
Value at end of period	$12.67	$10.56	$10.56	$11.14	$12.16	$10.31	$8.84	$10.23	$9.58	$7.39
Number of accumulation units outstanding at end of period	5,686,731	7,040,655	8,129,661	8,924,695	10,256,655	10,710,659	4,301,972	4,791,752	4,275,236	3,649,197
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S2)										
Value at beginning of period	$21.18	$19.46	$21.43	$22.46	$17.50	$14.64	$15.80	$14.94	$11.50	$19.41
Value at end of period	$24.59	$21.18	$19.46	$21.43	$22.46	$17.50	$14.64	$15.80	$14.94	$11.50
Number of accumulation units outstanding at end of period	16,539	19,203	22,134	24,257	30,322	26,817	28,674	40,556	47,018	46,059

Separate Account Annual Charges of 1.70%

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
Value at beginning of period	$11.72	$11.49	$11.80	$11.78	$10.47	$9.69	$10.23	$9.48	$7.97	$10.09
Value at end of period	$13.10	$11.72	$11.49	$11.80	$11.78	$10.47	$9.69	$10.23	$9.48	$7.97
Number of accumulation units outstanding at end of period	1,976,925	2,193,052	2,655,356	3,108,101	3,256,569	3,455,651	3,693,381	3,721,600	3,117,544	1,684,294

Opportunities

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
COLUMBIA SMALL CAP VALUE FUND VS (CLASS 2)										
Value at beginning of period	$33.88	$25.96	$28.19	$27.83	$21.12	$19.31	$20.93	$16.84	$13.70	$19.40
Value at end of period	$37.96	$33.88	$25.96	$28.19	$27.83	$21.12	$19.31	$20.93	$16.84	$13.70
Number of accumulation units outstanding at end of period	93,758	128,293	153,618	183,209	227,775	260,586	292,377	346,007	381,207	434,603
PROFUND VP BULL										
Value at beginning of period	$13.53	$12.55	$12.83	$11.71	$9.18	$8.20	$8.34	$7.54	$6.17	$10.06
Value at end of period	$15.88	$13.53	$12.55	$12.83	$11.71	$9.18	$8.20	$8.34	$7.54	$6.17
Number of accumulation units outstanding at end of period	42,929	43,264	45,196	48,903	53,031	71,796	79,497	83,068	90,391	105,711
PROFUND VP EUROPE 30										
Value at beginning of period	$9.43	$8.90	$10.15	$11.31	$9.46	$8.25	$9.21	$9.13	$7.02	$12.75
Value at end of period	$11.09	$9.43	$8.90	$10.15	$11.31	$9.46	$8.25	$9.21	$9.13	$7.02
Number of accumulation units outstanding at end of period	4,985	7,264	9,603	11,507	44,266	64,168	70,476	74,816	86,689	103,742
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$1.95	$2.09	$2.16	$3.15	$2.75	$3.01	$4.90	$5.93	$4.57	$7.49
Value at end of period	$1.69	$1.95	$2.09	$2.16	$3.15	$2.75	$3.01	$4.90	$5.93	$4.57
Number of accumulation units outstanding at end of period	70,013	79,545	79,391	88,820	93,048	106,877	106,744	108,848	116,431	144,442
VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$9.89	$9.51	$9.92	$9.62	$8.61	$7.61	$8.06	$7.74	$6.06	$9.95
Value at end of period	$12.00	$9.89	$9.51	$9.92	$9.62	$8.61	$7.61	$8.06	$7.74	$6.06
Number of accumulation units outstanding at end of period	1,213,864	1,446,560	1,819,083	586,267	651,993	709,004	752,428	818,579	980,137	712,855
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2013)										
Value at beginning of period	$10.51	$10.04	$10.60	$10.38	$9.93					
Value at end of period	$11.84	$10.51	$10.04	$10.60	$10.38					
Number of accumulation units outstanding at end of period	474,816	533,096	593,560	895,705	8,292					
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S2)										
Value at beginning of period	$9.19	$9.34	$9.50	$9.67	$9.83	$10.00	$10.17	$10.35	$10.50	$10.44
Value at end of period	$9.06	$9.19	$9.34	$9.50	$9.67	$9.83	$10.00	$10.17	$10.35	$10.50
Number of accumulation units outstanding at end of period	0	4,908	4,685	4,777	4,495	3,814	5,366	13,327	18,622	39,064
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.51	$14.45	$14.97	$13.82	$10.80	$9.54	$9.99			
Value at end of period	$18.27	$15.51	$14.45	$14.97	$13.82	$10.80	$9.54			
Number of accumulation units outstanding at end of period	1,992,908	2,348,510	2,697,630	3,000,045	2,918,196	3,318,380	3,747,317			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$13.97	$12.99	$13.43	$12.37	$9.66	$8.51	$8.70	$7.77	$6.08	$9.34
Value at end of period	$16.49	$13.97	$12.99	$13.43	$12.37	$9.66	$8.51	$8.70	$7.77	$6.08
Number of accumulation units outstanding at end of period	1,384,405	1,741,114	2,088,469	2,470,261	2,946,050	3,669,787	4,487,171	2,991,951	3,437,048	3,117,555
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$19.42	$17.24	$17.89	$18.00	$17.33	$15.46	$15.06	$13.41	$9.13	$11.99
Value at end of period	$20.27	$19.42	$17.24	$17.89	$18.00	$17.33	$15.46	$15.06	$13.41	$9.13
Number of accumulation units outstanding at end of period	868,482	1,099,189	1,239,542	1,452,791	1,740,081	2,026,776	2,219,344	2,466,409	2,591,193	3,078,712
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$16.42	$15.19	$15.35	$13.76	$10.55	$9.40	$9.60	$8.59	$7.11	$11.55
Value at end of period	$20.07	$16.42	$15.19	$15.35	$13.76	$10.55	$9.40	$9.60	$8.59	$7.11
Number of accumulation units outstanding at end of period	48,122	67,703	82,861	93,180	118,143	153,865	176,576	198,596	218,164	269,073

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.73	$19.62	$20.38	$18.97	$14.38	$12.46	$12.85	$10.75	$8.32	$13.60
Value at end of period	$25.31	$22.73	$19.62	$20.38	$18.97	$14.38	$12.46	$12.85	$10.75	$8.32
Number of accumulation units outstanding at end of period	48,287	65,349	83,789	94,968	115,022	131,755	161,344	190,119	217,932	251,096
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.37	$17.92	$18.88	$18.25	$13.05	$11.84	$12.16	$10.10	$8.25	$12.66
Value at end of period	$24.10	$22.37	$17.92	$18.88	$18.25	$13.05	$11.84	$12.16	$10.10	$8.25
Number of accumulation units outstanding at end of period	43,193	61,960	78,657	92,395	111,128	121,905	142,424	173,219	192,807	220,948
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$15.11	$14.75	$14.97	$14.30	$14.60	$13.62	$12.91	$11.99	$10.96	$12.21
Value at end of period	$15.56	$15.11	$14.75	$14.97	$14.30	$14.60	$13.62	$12.91	$11.99	$10.96
Number of accumulation units outstanding at end of period	5,472,840	6,259,776	7,119,197	8,032,480	1,957,974	2,170,533	2,369,810	2,331,473	2,465,570	2,254,149
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$9.24	$9.37	$9.67	$10.35						
Value at end of period	$11.29	$9.24	$9.37	$9.67						
Number of accumulation units outstanding at end of period	2,299,569	2,725,030	3,080,634	3,377,882						
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$8.49	$8.59	$8.83	$9.57	$8.04	$6.90	$8.02	$7.58	$6.05	$10.25
Value at end of period	$10.39	$8.49	$8.59	$8.83	$9.57	$8.04	$6.90	$8.02	$7.58	$6.05
Number of accumulation units outstanding at end of period	92,972	113,924	137,858	177,008	264,951	179,506	188,041	257,004	248,136	47,877
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$15.47	$15.23	$14.66	$13.19	$10.30	$10.32				
Value at end of period	$19.62	$15.47	$15.23	$14.66	$13.19	$10.30				
Number of accumulation units outstanding at end of period	2,550,184	3,114,079	3,685,283	4,240,438	4,867,314	5,558,108				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$24.16	$23.70	$22.72	$20.39	$15.88	$13.71	$13.64			
Value at end of period	$30.74	$24.16	$23.70	$22.72	$20.39	$15.88	$13.71			
Number of accumulation units outstanding at end of period	2,505,551	3,023,818	3,520,520	4,127,734	1,166,303	534,159	645,863			
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S2)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$23.71	$23.29	$22.37	$21.14						
Value at end of period	$30.12	$23.71	$23.29	$22.37						
Number of accumulation units outstanding at end of period	193	310	313	332						
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.33	$14.63	$15.61	$14.47	$11.27	$10.02	$10.05			
Value at end of period	$18.18	$16.33	$14.63	$15.61	$14.47	$11.27	$10.02			
Number of accumulation units outstanding at end of period	2,162,782	2,622,228	3,086,588	3,367,135	2,720,142	347,097	454,492			
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$17.81	$16.93	$17.18	$16.10	$12.44	$11.11	$11.39	$8.91	$6.43	$10.50
Value at end of period	$21.84	$17.81	$16.93	$17.18	$16.10	$12.44	$11.11	$11.39	$8.91	$6.43
Number of accumulation units outstanding at end of period	3,166,196	1,694,248	1,973,473	2,268,580	2,594,824	2,597,026	2,991,666	3,452,664	3,713,348	4,131,153

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.79	$16.68	$17.06	$15.09	$11.78	$10.87	$11.58	$10.17	$8.33	$12.99
Value at end of period	$21.23	$17.79	$16.68	$17.06	$15.09	$11.78	$10.87	$11.58	$10.17	$8.33
Number of accumulation units outstanding at end of period	90,415	122,024	167,984	185,887	172,976	203,786	221,155	236,900	230,036	226,183
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.36	$10.06	$10.32	$9.92	$9.66	$9.11	$8.81	$8.31	$8.25	
Value at end of period	$10.97	$10.36	$10.06	$10.32	$9.92	$9.66	$9.11	$8.81	$8.31	
Number of accumulation units outstanding at end of period	1,610,699	1,810,189	1,957,920	2,187,584	2,630,345	2,781,260	2,754,472	2,697,248	2,377,555	
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.60	$12.89	$13.38	$12.93	$11.08	$9.98	$10.28	$9.37	$9.21	
Value at end of period	$15.59	$13.60	$12.89	$13.38	$12.93	$11.08	$9.98	$10.28	$9.37	
Number of accumulation units outstanding at end of period	4,256,721	5,281,337	6,448,000	7,149,564	7,926,110	8,659,484	9,339,028	10,270,361	10,541,770	
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.61	$12.96	$13.40	$12.90	$11.34	$10.33	$10.50	$9.63	$9.49	
Value at end of period	$15.32	$13.61	$12.96	$13.40	$12.90	$11.34	$10.33	$10.50	$9.63	
Number of accumulation units outstanding at end of period	4,023,963	5,280,057	6,100,133	6,663,231	7,601,553	8,463,731	8,955,848	9,590,943	9,960,273	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.00	$12.50	$12.92	$12.49	$11.54	$10.65	$10.61	$9.85	$9.75	
Value at end of period	$14.29	$13.00	$12.50	$12.92	$12.49	$11.54	$10.65	$10.61	$9.85	
Number of accumulation units outstanding at end of period	2,924,561	3,442,059	3,761,180	4,226,347	4,614,161	4,984,037	5,331,195	5,863,080	6,380,869	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.42	$24.32	$23.05	$20.79	$16.06	$14.30	$14.00	$12.66	$10.27	
Value at end of period	$32.72	$25.42	$24.32	$23.05	$20.79	$16.06	$14.30	$14.00	$12.66	
Number of accumulation units outstanding at end of period	336,255	384,344	428,850	454,001	403,035	427,808	457,843	503,489	565,479	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$15.90	$14.61	$14.60	$13.19	$10.18	$8.98	$8.95	$8.13	$6.70	$10.17
Value at end of period	$19.11	$15.90	$14.61	$14.60	$13.19	$10.18	$8.98	$8.95	$8.13	$6.70
Number of accumulation units outstanding at end of period	2,283,176	2,628,314	2,989,387	3,521,651	3,884,650	4,487,089	4,937,104	5,831,461	6,625,442	70,299
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$23.49	$20.72	$21.90	$19.86	$15.37	$13.48	$13.64	$12.48	$10.35	
Value at end of period	$26.14	$23.49	$20.72	$21.90	$19.86	$15.37	$13.48	$13.64	$12.48	
Number of accumulation units outstanding at end of period	255,687	309,832	339,692	149,744	97,375	113,610	111,472	92,052	27,244	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.97	$24.73	$25.36	$23.22	$17.51	$15.42	$16.04	$12.97	$10.40	
Value at end of period	$31.75	$25.97	$24.73	$25.36	$23.22	$17.51	$15.42	$16.04	$12.97	
Number of accumulation units outstanding at end of period	898,300	1,092,859	1,232,145	1,412,195	1,601,547	1,831,013	2,105,460	2,482,145	2,798,443	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.56	$15.79	$16.57	$14.99	$11.39	$9.93	$10.31	$8.40	$6.12	$10.60
Value at end of period	$20.31	$17.56	$15.79	$16.57	$14.99	$11.39	$9.93	$10.31	$8.40	$6.12
Number of accumulation units outstanding at end of period	285,045	390,700	335,801	370,598	509,017	470,017	448,753	612,676	571,519	100,641

Opportunities

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.87	$15.04	$16.07	$15.62	$11.48	$10.08	$10.71	$8.64	$6.95	$10.06
Value at end of period	$20.02	$17.87	$15.04	$16.07	$15.62	$11.48	$10.08	$10.71	$8.64	$6.95
Number of accumulation units outstanding at end of period	288,480	389,314	399,564	447,367	642,672	537,075	527,261	816,183	641,199	313,012
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$15.76	$14.17	$14.58	$14.08	$10.33	$9.14	$9.25	$7.12	$5.54	$8.62
Value at end of period	$18.35	$15.76	$14.17	$14.58	$14.08	$10.33	$9.14	$9.25	$7.12	$5.54
Number of accumulation units outstanding at end of period	49,426	92,524	115,269	134,867	148,924	201,202	262,328	314,195	361,812	420,053
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.58	$16.04	$16.48	$15.78	$11.69	$10.41	$10.88	$8.92	$7.13	$10.08
Value at end of period	$21.36	$19.58	$16.04	$16.48	$15.78	$11.69	$10.41	$10.88	$8.92	$7.13
Number of accumulation units outstanding at end of period	118,419	148,993	154,647	147,447	188,495	182,286	214,608	248,836	311,524	175,101
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.01	$9.59	$10.03							
Value at end of period	$11.62	$10.01	$9.59							
Number of accumulation units outstanding at end of period	1,648,385	1,821,317	2,028,175							
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.50	$11.46	$11.66	$11.25	$11.77	$11.56	$10.99	$10.56	$10.18	$10.04
Value at end of period	$11.64	$11.50	$11.46	$11.66	$11.25	$11.77	$11.56	$10.99	$10.56	$10.18
Number of accumulation units outstanding at end of period	484,218	569,669	662,842	599,396	643,117	891,327	1,257,147	709,327	792,018	633,677
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$19.81	$19.13	$20.49	$19.98	$14.64	$12.44	$12.38	$9.96	$7.49	$12.98
Value at end of period	$24.97	$19.81	$19.13	$20.49	$19.98	$14.64	$12.44	$12.38	$9.96	$7.49
Number of accumulation units outstanding at end of period	354,563	404,457	467,783	511,251	697,244	659,565	698,960	841,956	832,913	542,366
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.12	$10.92	$11.41	$11.32	$12.61	$12.06	$10.95	$10.56	$9.87	
Value at end of period	$11.21	$11.12	$10.92	$11.41	$11.32	$12.61	$12.06	$10.95	$10.56	
Number of accumulation units outstanding at end of period	804,380	891,649	1,021,357	1,155,486	1,314,366	1,960,578	1,696,374	1,094,361	574,298	
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S2)										
Value at beginning of period	$13.19	$13.36	$13.85	$12.40	$12.18	$9.87	$10.62	$9.33	$7.12	$12.35
Value at end of period	$14.32	$13.19	$13.36	$13.85	$12.40	$12.18	$9.87	$10.62	$9.33	$7.12
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S2)										
Value at beginning of period	$35.72	$34.91	$34.55	$27.09	$27.05	$23.85	$22.20	$17.67	$13.25	$21.96
Value at end of period	$36.88	$35.72	$34.91	$34.55	$27.09	$27.05	$23.85	$22.20	$17.67	$13.25
Number of accumulation units outstanding at end of period	881	2,415	2,440	2,464	2,546	2,547	2,582	2,607	3,326	3,472
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.84	$14.86	$14.68	$13.24	$10.00	$9.06	$9.67	$8.78	$6.78	$11.35
Value at end of period	$18.93	$15.84	$14.86	$14.68	$13.24	$10.00	$9.06	$9.67	$8.78	$6.78
Number of accumulation units outstanding at end of period	371,064	447,480	474,543	536,280	653,521	743,898	819,616	920,705	864,230	661,802
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$17.47	$14.36	$15.06	$14.68	$10.67	$9.50	$9.94	$8.07	$6.58	$10.16
Value at end of period	$19.05	$17.47	$14.36	$15.06	$14.68	$10.67	$9.50	$9.94	$8.07	$6.58
Number of accumulation units outstanding at end of period	141,386	175,809	197,063	227,848	261,832	302,015	433,174	511,763	604,419	511,113

Opportunities

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$20.59	$17.78	$19.24	$17.93	$13.51	$11.59	$12.04	$10.64	$8.42	$13.48
Value at end of period	$23.82	$20.59	$17.78	$19.24	$17.93	$13.51	$11.59	$12.04	$10.64	$8.42
Number of accumulation units outstanding at end of period	184,120	261,015	305,662	363,275	396,943	246,110	328,673	321,611	249,815	166,432
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.45	$16.32	$17.00	$15.91	$12.98	$11.74	$12.10	$10.99	$9.13	$12.16
Value at end of period	$20.06	$18.45	$16.32	$17.00	$15.91	$12.98	$11.74	$12.10	$10.99	$9.13
Number of accumulation units outstanding at end of period	2,518,766	3,084,434	3,689,134	4,285,297	607,344	552,540	590,476	673,114	686,960	738,976
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$11.80	$10.46	$10.90	$10.23						
Value at end of period	$12.82	$11.80	$10.46	$10.90						
Number of accumulation units outstanding at end of period	1,437,370	1,646,356	1,755,709	2,145,995						
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S2)										
Value at beginning of period	$26.17	$22.23	$23.33	$21.59	$16.43	$14.61	$15.22	$13.78	$11.33	$17.03
Value at end of period	$29.25	$26.17	$22.23	$23.33	$21.59	$16.43	$14.61	$15.22	$13.78	$11.33
Number of accumulation units outstanding at end of period	4,196	6,439	6,729	6,960	8,333	8,999	10,549	10,748	12,094	14,173
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S2)										
Value at beginning of period	$28.97	$26.11	$31.60	$31.90	$34.48	$29.50	$36.77	$31.14	$18.49	$38.67
Value at end of period	$40.66	$28.97	$26.11	$31.60	$31.90	$34.48	$29.50	$36.77	$31.14	$18.49
Number of accumulation units outstanding at end of period	1,402	3,466	3,519	3,449	3,457	3,940	4,886	5,256	5,404	5,305
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$19.09	$16.93	$17.77	$15.72	$12.15	$10.30	$10.29	$8.52	$6.89	$10.11
Value at end of period	$21.35	$19.09	$16.93	$17.77	$15.72	$12.15	$10.30	$10.29	$8.52	$6.89
Number of accumulation units outstanding at end of period	234,351	278,487	360,756	426,422	509,519	499,022	414,337	501,493	270,472	100,126
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S2)										
Value at beginning of period	$34.21	$28.67	$30.33	$28.51	$20.91	$17.95	$18.52	$14.89	$11.92	$17.33
Value at end of period	$38.82	$34.21	$28.67	$30.33	$28.51	$20.91	$17.95	$18.52	$14.89	$11.92
Number of accumulation units outstanding at end of period	11,350	12,670	13,357	13,729	15,082	16,327	17,537	17,288	18,574	19,135
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S2)										
Value at beginning of period	$28.50	$27.57	$26.42	$25.81	$22.01	$19.38	$18.10	$16.18	$12.80	$18.25
Value at end of period	$35.22	$28.50	$27.57	$26.42	$25.81	$22.01	$19.38	$18.10	$16.18	$12.80
Number of accumulation units outstanding at end of period	5,886	6,389	6,652	8,026	9,531	9,811	9,763	10,616	12,746	14,886
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$17.75	$18.07	$17.70	$17.64	$14.14	$11.86	$13.17	$11.57	$8.44	$14.43
Value at end of period	$23.76	$17.75	$18.07	$17.70	$17.64	$14.14	$11.86	$13.17	$11.57	$8.44
Number of accumulation units outstanding at end of period	139,664	138,229	179,077	140,126	162,708	159,407	152,743	151,268	216,077	230,098
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S2)										
Value at beginning of period	$29.31	$27.64	$26.76	$24.31	$20.27	$18.04	$17.86	$15.96	$12.20	$17.15
Value at end of period	$33.12	$29.31	$27.64	$26.76	$24.31	$20.27	$18.04	$17.86	$15.96	$12.20
Number of accumulation units outstanding at end of period	1,914	4,734	5,065	6,948	8,266	8,740	10,086	10,454	12,954	16,401
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S2)										
Value at beginning of period	$22.95	$19.69	$21.56	$20.44	$16.04	$13.96	$14.33	$12.71	$10.36	$16.41
Value at end of period	$26.19	$22.95	$19.69	$21.56	$20.44	$16.04	$13.96	$14.33	$12.71	$10.36
Number of accumulation units outstanding at end of period	20,591	22,030	24,122	24,951	26,232	30,868	28,703	29,006	29,239	31,754

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.45	$16.53	$15.21	$14.27	$10.45	$8.97	$9.24	$8.06	$5.75	$10.15
Value at end of period	$21.55	$16.45	$16.53	$15.21	$14.27	$10.45	$8.97	$9.24	$8.06	$5.75
Number of accumulation units outstanding at end of period	458,615	511,495	668,753	504,753	611,341	553,700	474,261	521,491	516,453	114,703
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.41	$14.39	$14.78	$15.20	$13.52	$11.59	$13.44	$12.02	$8.89	$17.91
Value at end of period	$18.12	$14.41	$14.39	$14.78	$15.20	$13.52	$11.59	$13.44	$12.02	$8.89
Number of accumulation units outstanding at end of period	302,115	335,893	382,332	390,868	343,796	371,527	412,626	456,831	559,482	691,116
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.50	$10.51	$11.09	$12.11	$10.27	$8.81	$10.21	$9.56	$7.38	$12.64
Value at end of period	$12.60	$10.50	$10.51	$11.09	$12.11	$10.27	$8.81	$10.21	$9.56	$7.38
Number of accumulation units outstanding at end of period	1,225,924	1,433,858	1,670,032	1,842,423	2,087,403	2,331,073	633,451	756,156	780,779	542,999
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S2)										
Value at beginning of period	$21.03	$19.32	$21.30	$22.33	$17.41	$14.58	$15.74	$14.88	$11.46	$19.36
Value at end of period	$24.40	$21.03	$19.32	$21.30	$22.33	$17.41	$14.58	$15.74	$14.88	$11.46
Number of accumulation units outstanding at end of period	0	61	187	2,043	2,017	2,825	0	1,170	0	0

Separate Account Annual Charges of 1.75%

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
Value at beginning of period	$11.67	$11.44	$11.76	$11.74	$10.45	$9.67	$10.21	$9.47	$7.97	$10.04
Value at end of period	$13.04	$11.67	$11.44	$11.76	$11.74	$10.45	$9.67	$10.21	$9.47	$7.97
Number of accumulation units outstanding at end of period	308,181	374,845	407,294	586,669	747,046	571,493	1,024,482	1,130,871	1,025,896	167,445
COLUMBIA SMALL CAP VALUE FUND VS (CLASS 2)										
Value at beginning of period	$33.64	$25.80	$28.02	$27.68	$21.02	$19.23	$20.85	$16.78	$13.66	$19.36
Value at end of period	$37.68	$33.64	$25.80	$28.02	$27.68	$21.02	$19.23	$20.85	$16.78	$13.66
Number of accumulation units outstanding at end of period	24,834	39,006	47,945	58,325	76,837	89,669	108,654	133,922	154,250	195,678
PROFUND VP BULL										
Value at beginning of period	$13.42	$12.46	$12.74	$11.63	$9.12	$8.15	$8.30	$7.50	$6.14	$10.03
Value at end of period	$15.74	$13.42	$12.46	$12.74	$11.63	$9.12	$8.15	$8.30	$7.50	$6.14
Number of accumulation units outstanding at end of period	18,701	24,205	31,583	36,093	37,580	43,819	48,533	67,290	71,655	77,466
PROFUND VP EUROPE 30										
Value at beginning of period	$9.35	$8.83	$10.08	$11.23	$9.40	$8.21	$9.17	$9.09	$6.99	$12.71
Value at end of period	$11.00	$9.35	$8.83	$10.08	$11.23	$9.40	$8.21	$9.17	$9.09	$6.99
Number of accumulation units outstanding at end of period	7,707	9,746	12,025	14,736	18,708	27,824	33,595	41,583	47,001	51,597
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$1.94	$2.08	$2.15	$3.13	$2.74	$3.00	$4.88	$5.91	$4.55	$7.47
Value at end of period	$1.68	$1.94	$2.08	$2.15	$3.13	$2.74	$3.00	$4.88	$5.91	$4.55
Number of accumulation units outstanding at end of period	6,834	9,150	13,374	22,656	22,577	23,258	22,697	25,407	24,973	26,319
VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$9.84	$9.47	$9.88	$9.59	$8.59	$7.60	$8.04	$7.73	$6.06	$9.95
Value at end of period	$11.94	$9.84	$9.47	$9.88	$9.59	$8.59	$7.60	$8.04	$7.73	$6.06
Number of accumulation units outstanding at end of period	158,361	217,243	286,016	14,793	14,248	24,179	37,366	38,074	36,994	51,243

Opportunities

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$10.49	$10.02	$10.59	$10.36						
Value at end of period	$11.81	$10.49	$10.02	$10.59						
Number of accumulation units outstanding at end of period	7,747	20,835	15,137	25,188						
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S2)										
Value at beginning of period	$9.13	$9.28	$9.44	$9.61	$9.78	$9.95	$10.13	$10.31	$10.46	$10.41
Value at end of period	$8.99	$9.13	$9.28	$9.44	$9.61	$9.78	$9.95	$10.13	$10.31	$10.46
Number of accumulation units outstanding at end of period	8,653	12,276	20,751	21,561	29,547	80,198	92,504	122,732	134,287	257,756
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.47	$14.41	$14.94	$13.80	$10.79	$9.54	$9.99			
Value at end of period	$18.20	$15.47	$14.41	$14.94	$13.80	$10.79	$9.54			
Number of accumulation units outstanding at end of period	214,980	254,639	312,581	350,643	437,375	558,357	684,332			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$13.91	$12.93	$13.38	$12.33	$9.63	$8.49	$8.68	$7.77	$6.08	$9.95
Value at end of period	$16.41	$13.91	$12.93	$13.38	$12.33	$9.63	$8.49	$8.68	$7.77	$6.08
Number of accumulation units outstanding at end of period	1,028,896	1,264,489	1,467,003	1,680,455	1,935,272	2,286,125	2,742,774	2,224,320	2,512,614	2,172,969
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$19.29	$17.13	$17.80	$17.91	$17.26	$15.40	$15.01	$13.37	$9.11	$11.97
Value at end of period	$20.13	$19.29	$17.13	$17.80	$17.91	$17.26	$15.40	$15.01	$13.37	$9.11
Number of accumulation units outstanding at end of period	235,271	293,879	340,213	426,367	479,775	620,937	726,481	863,810	886,425	1,037,282
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$16.29	$15.08	$15.25	$13.67	$10.49	$9.35	$9.55	$8.56	$7.08	$11.51
Value at end of period	$19.90	$16.29	$15.08	$15.25	$13.67	$10.49	$9.35	$9.55	$8.56	$7.08
Number of accumulation units outstanding at end of period	43,982	69,707	74,935	79,941	89,219	103,942	118,011	161,651	185,662	219,708
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.58	$19.51	$20.27	$18.88	$14.31	$12.41	$12.81	$10.72	$8.30	$13.57
Value at end of period	$25.14	$22.58	$19.51	$20.27	$18.88	$14.31	$12.41	$12.81	$10.72	$8.30
Number of accumulation units outstanding at end of period	3,681	15,088	15,867	18,007	20,227	26,941	30,163	39,171	70,781	117,089
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.23	$17.81	$18.78	$18.16	$12.99	$11.79	$12.12	$10.07	$8.23	$12.63
Value at end of period	$23.94	$22.23	$17.81	$18.78	$18.16	$12.99	$11.79	$12.12	$10.07	$8.23
Number of accumulation units outstanding at end of period	2,237	5,796	8,136	8,487	12,680	16,019	16,126	22,717	31,227	43,054
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$14.99	$14.65	$14.87	$14.22	$14.52	$13.55	$12.85	$11.95	$10.93	$12.17
Value at end of period	$15.44	$14.99	$14.65	$14.87	$14.22	$14.52	$13.55	$12.85	$11.95	$10.93
Number of accumulation units outstanding at end of period	913,484	1,142,623	1,394,581	1,561,178	349,573	387,319	472,680	519,722	557,196	570,876
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$9.23	$9.36	$9.67	$10.56						
Value at end of period	$11.26	$9.23	$9.36	$9.67						
Number of accumulation units outstanding at end of period	310,692	401,167	474,172	508,703						

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$8.45	$8.55	$8.80	$9.55	$8.02	$6.89	$8.01	$7.57	$6.05	$8.67
Value at end of period	$10.34	$8.45	$8.55	$8.80	$9.55	$8.02	$6.89	$8.01	$7.57	$6.05
Number of accumulation units outstanding at end of period	10,626	23,604	27,571	31,359	63,876	41,892	34,798	42,289	32,930	3,329
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$15.44	$15.20	$14.64	$13.18	$10.29	$10.03				
Value at end of period	$19.57	$15.44	$15.20	$14.64	$13.18	$10.29				
Number of accumulation units outstanding at end of period	412,276	520,074	616,461	733,669	894,452	1,169,152				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$24.01	$23.56	$22.60	$20.29	$15.81	$13.66	$13.60			
Value at end of period	$30.53	$24.01	$23.56	$22.60	$20.29	$15.81	$13.66			
Number of accumulation units outstanding at end of period	472,783	576,312	680,719	767,747	179,083	78,894	103,158			
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S2)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$23.56	$23.15	$22.25	$21.03						
Value at end of period	$29.92	$23.56	$23.15	$22.25						
Number of accumulation units outstanding at end of period	29,472	35,094	39,164	43,069						
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.28	$14.59	$15.58	$14.45	$11.26	$10.02	$10.05			
Value at end of period	$18.12	$16.28	$14.59	$15.58	$14.45	$11.26	$10.02			
Number of accumulation units outstanding at end of period	534,395	658,099	744,320	756,686	693,569	152,572	176,268			
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$17.67	$16.81	$17.06	$16.00	$12.36	$11.05	$11.33	$8.87	$6.40	$10.47
Value at end of period	$21.66	$17.67	$16.81	$17.06	$16.00	$12.36	$11.05	$11.33	$8.87	$6.40
Number of accumulation units outstanding at end of period	790,659	383,269	441,194	502,651	623,604	648,471	781,461	913,587	1,022,912	1,136,532
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.69	$16.59	$16.98	$15.03	$11.74	$10.83	$11.55	$10.15	$8.32	$12.97
Value at end of period	$21.10	$17.69	$16.59	$16.98	$15.03	$11.74	$10.83	$11.55	$10.15	$8.32
Number of accumulation units outstanding at end of period	37,246	42,463	51,215	68,161	82,796	91,496	100,791	124,360	153,889	167,298
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.32	$10.03	$10.29	$9.89	$9.65	$9.10	$8.81	$8.31	$8.25	
Value at end of period	$10.93	$10.32	$10.03	$10.29	$9.89	$9.65	$9.10	$8.81	$8.31	
Number of accumulation units outstanding at end of period	315,648	371,652	281,210	279,620	235,834	328,632	279,668	367,431	363,340	
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.55	$12.85	$13.35	$12.90	$11.06	$9.97	$10.27	$9.37	$9.21	
Value at end of period	$15.53	$13.55	$12.85	$13.35	$12.90	$11.06	$9.97	$10.27	$9.37	
Number of accumulation units outstanding at end of period	402,186	479,600	560,519	585,454	657,788	967,993	1,055,184	1,232,540	1,317,406	
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.56	$12.92	$13.36	$12.87	$11.32	$10.32	$10.50	$9.62	$9.49	
Value at end of period	$15.26	$13.56	$12.92	$13.36	$12.87	$11.32	$10.32	$10.50	$9.62	
Number of accumulation units outstanding at end of period	347,372	404,699	519,141	467,083	542,821	613,105	699,255	667,671	746,997	

Opportunities

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.95	$12.46	$12.88	$12.46	$11.52	$10.64	$10.60	$9.85	$9.75	
Value at end of period	$14.23	$12.95	$12.46	$12.88	$12.46	$11.52	$10.64	$10.60	$9.85	
Number of accumulation units outstanding at end of period	399,179	551,499	479,405	554,520	712,822	784,921	888,475	916,906	958,263	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.32	$24.24	$22.98	$20.74	$16.03	$14.28	$13.99	$12.66	$9.95	
Value at end of period	$32.57	$25.32	$24.24	$22.98	$20.74	$16.03	$14.28	$13.99	$12.66	
Number of accumulation units outstanding at end of period	141,739	188,448	217,866	212,702	240,680	269,744	320,643	369,472	419,483	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$15.83	$14.55	$14.55	$13.15	$10.16	$8.97	$8.94	$8.12	$6.69	$10.28
Value at end of period	$19.02	$15.83	$14.55	$14.55	$13.15	$10.16	$8.97	$8.94	$8.12	$6.69
Number of accumulation units outstanding at end of period	391,113	440,038	473,401	525,487	561,630	658,566	785,637	998,454	1,134,062	38,475
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$23.39	$20.65	$21.84	$19.81	$15.34	$13.46	$13.63	$12.48	$10.85	
Value at end of period	$26.02	$23.39	$20.65	$21.84	$19.81	$15.34	$13.46	$13.63	$12.48	
Number of accumulation units outstanding at end of period	119,720	151,351	174,878	26,905	19,418	21,886	15,071	1,463	1,930	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.87	$24.65	$25.29	$23.17	$17.48	$15.40	$16.03	$12.96	$10.40	
Value at end of period	$31.61	$25.87	$24.65	$25.29	$23.17	$17.48	$15.40	$16.03	$12.96	
Number of accumulation units outstanding at end of period	125,720	139,092	165,970	195,224	229,048	277,169	322,879	415,384	463,277	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.48	$15.73	$16.51	$14.95	$11.36	$9.91	$10.30	$8.39	$6.11	$10.64
Value at end of period	$20.21	$17.48	$15.73	$16.51	$14.95	$11.36	$9.91	$10.30	$8.39	$6.11
Number of accumulation units outstanding at end of period	57,166	95,543	94,002	84,361	92,686	75,481	61,315	78,462	47,716	20,592
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.79	$14.98	$16.02	$15.58	$11.46	$10.07	$10.69	$8.63	$6.95	$10.16
Value at end of period	$19.92	$17.79	$14.98	$16.02	$15.58	$11.46	$10.07	$10.69	$8.63	$6.95
Number of accumulation units outstanding at end of period	83,484	100,505	109,699	128,284	156,206	123,674	136,727	186,026	156,359	190,367
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$15.63	$14.07	$14.48	$13.99	$10.27	$9.09	$9.20	$7.09	$5.52	$8.60
Value at end of period	$18.19	$15.63	$14.07	$14.48	$13.99	$10.27	$9.09	$9.20	$7.09	$5.52
Number of accumulation units outstanding at end of period	81,972	102,702	119,923	142,742	168,916	214,984	247,873	286,727	320,361	376,713
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.49	$15.98	$16.43	$15.74	$11.66	$10.39	$10.86	$8.91	$7.13	$9.79
Value at end of period	$21.26	$19.49	$15.98	$16.43	$15.74	$11.66	$10.39	$10.86	$8.91	$7.13
Number of accumulation units outstanding at end of period	23,729	26,003	19,693	22,511	26,717	29,648	55,529	44,468	65,135	49,665
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.00	$9.59	$10.03							
Value at end of period	$11.61	$10.00	$9.59							
Number of accumulation units outstanding at end of period	110,943	125,946	146,625							

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.45	$11.42	$11.62	$11.21	$11.74	$11.54	$10.98	$10.55	$10.17	$9.82
Value at end of period	$11.58	$11.45	$11.42	$11.62	$11.21	$11.74	$11.54	$10.98	$10.55	$10.17
Number of accumulation units outstanding at end of period	95,468	123,355	125,973	110,869	120,410	144,863	254,563	212,507	223,479	374,087
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$19.69	$19.03	$20.39	$19.89	$14.58	$12.40	$12.35	$9.94	$7.48	$12.96
Value at end of period	$24.81	$19.69	$19.03	$20.39	$19.89	$14.58	$12.40	$12.35	$9.94	$7.48
Number of accumulation units outstanding at end of period	70,022	66,060	78,394	83,927	111,994	116,198	149,529	178,126	187,942	164,305
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.08	$10.88	$11.37	$11.29	$12.59	$12.05	$10.94	$10.56	$9.91	
Value at end of period	$11.16	$11.08	$10.88	$11.37	$11.29	$12.59	$12.05	$10.94	$10.56	
Number of accumulation units outstanding at end of period	80,172	125,021	144,694	180,503	192,950	272,814	226,173	158,549	99,495	
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S2)										
Value at beginning of period	$13.12	$13.29	$13.78	$12.35	$12.14	$9.84	$10.59	$9.31	$7.11	$12.34
Value at end of period	$14.23	$13.12	$13.29	$13.78	$12.35	$12.14	$9.84	$10.59	$9.31	$7.11
Number of accumulation units outstanding at end of period	196	239	242	521	2,622	2,892	3,415	3,981	4,383	4,582
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S2)										
Value at beginning of period	$35.46	$34.68	$34.34	$26.94	$26.91	$23.74	$22.10	$17.61	$13.21	$21.90
Value at end of period	$36.59	$35.46	$34.68	$34.34	$26.94	$26.91	$23.74	$22.10	$17.61	$13.21
Number of accumulation units outstanding at end of period	17,584	20,025	23,671	26,245	30,181	36,260	39,433	45,021	50,726	62,238
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.75	$14.79	$14.62	$13.19	$9.96	$9.03	$9.64	$8.76	$6.77	$11.34
Value at end of period	$18.82	$15.75	$14.79	$14.62	$13.19	$9.96	$9.03	$9.64	$8.76	$6.77
Number of accumulation units outstanding at end of period	94,537	65,026	67,461	71,831	96,568	108,857	127,463	154,749	150,347	163,151
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$17.37	$14.29	$14.99	$14.62	$10.63	$9.48	$9.91	$8.05	$6.57	$10.15
Value at end of period	$18.93	$17.37	$14.29	$14.99	$14.62	$10.63	$9.48	$9.91	$8.05	$6.57
Number of accumulation units outstanding at end of period	16,957	20,112	29,990	33,120	39,956	65,342	91,440	104,288	127,896	147,871
VY® FRANKLIN INCOME PORTFOLIO (CLASS S2)										
Value at beginning of period	$14.66	$12.91	$14.06	$13.65	$12.15	$10.99	$10.92	$9.86	$7.61	$10.97
Value at end of period	$15.86	$14.66	$12.91	$14.06	$13.65	$12.15	$10.99	$10.92	$9.86	$7.61
Number of accumulation units outstanding at end of period	15,130	28,292	28,938	30,771	31,282	24,798	27,687	29,799	42,391	28,860
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$20.44	$17.66	$19.12	$17.83	$13.44	$11.53	$11.99	$10.60	$8.39	$13.44
Value at end of period	$23.63	$20.44	$17.66	$19.12	$17.83	$13.44	$11.53	$11.99	$10.60	$8.39
Number of accumulation units outstanding at end of period	145,174	168,778	198,345	222,030	245,614	292,800	320,523	359,615	378,272	415,402
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.34	$16.23	$16.91	$15.84	$12.93	$11.70	$12.07	$10.96	$9.12	$12.14
Value at end of period	$19.93	$18.34	$16.23	$16.91	$15.84	$12.93	$11.70	$12.07	$10.96	$9.12
Number of accumulation units outstanding at end of period	570,975	678,619	816,902	959,918	128,558	121,858	148,295	188,722	222,360	306,848
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$11.79	$10.45	$10.90	$10.24						
Value at end of period	$12.79	$11.79	$10.45	$10.90						
Number of accumulation units outstanding at end of period	165,695	210,492	259,715	296,450						

Opportunities

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S2)										
Value at beginning of period	$25.98	$22.08	$23.19	$21.47	$16.34	$14.54	$15.15	$13.73	$11.29	$16.98
Value at end of period	$29.02	$25.98	$22.08	$23.19	$21.47	$16.34	$14.54	$15.15	$13.73	$11.29
Number of accumulation units outstanding at end of period	51,447	75,877	92,642	100,393	136,166	189,932	203,852	253,103	274,326	312,589
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S2)										
Value at beginning of period	$28.76	$25.93	$31.41	$31.72	$34.30	$29.36	$36.62	$31.02	$18.43	$38.57
Value at end of period	$40.34	$28.76	$25.93	$31.41	$31.72	$34.30	$29.36	$36.62	$31.02	$18.43
Number of accumulation units outstanding at end of period	9,976	10,917	15,458	16,564	20,191	26,452	28,290	35,735	38,973	39,422
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$19.01	$16.87	$17.71	$15.67	$12.13	$10.28	$10.28	$8.51	$6.89	$9.89
Value at end of period	$21.24	$19.01	$16.87	$17.71	$15.67	$12.13	$10.28	$10.28	$8.51	$6.89
Number of accumulation units outstanding at end of period	22,074	35,110	42,517	55,815	83,513	79,203	60,593	63,348	46,439	16,589
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S2)										
Value at beginning of period	$33.96	$28.47	$30.15	$28.35	$20.80	$17.86	$18.44	$14.84	$11.88	$17.29
Value at end of period	$38.52	$33.96	$28.47	$30.15	$28.35	$20.80	$17.86	$18.44	$14.84	$11.88
Number of accumulation units outstanding at end of period	17,867	23,850	35,872	42,397	56,086	75,532	82,266	98,661	116,142	123,997
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S2)										
Value at beginning of period	$28.30	$27.39	$26.25	$25.66	$21.90	$19.29	$18.03	$16.12	$12.76	$18.20
Value at end of period	$34.95	$28.30	$27.39	$26.25	$25.66	$21.90	$19.29	$18.03	$16.12	$12.76
Number of accumulation units outstanding at end of period	34,077	54,140	68,744	69,974	102,641	131,077	24,032	143,605	189,818	204,362
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$17.65	$17.97	$17.61	$17.56	$14.09	$11.82	$13.13	$11.54	$8.43	$14.41
Value at end of period	$23.61	$17.65	$17.97	$17.61	$17.56	$14.09	$11.82	$13.13	$11.54	$8.43
Number of accumulation units outstanding at end of period	48,366	38,061	49,741	36,665	42,183	44,382	43,199	48,642	57,061	63,473
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S2)										
Value at beginning of period	$29.10	$27.46	$26.59	$24.17	$20.17	$17.95	$17.78	$15.90	$12.16	$17.11
Value at end of period	$32.87	$29.10	$27.46	$26.59	$24.17	$20.17	$17.95	$17.78	$15.90	$12.16
Number of accumulation units outstanding at end of period	77,385	135,884	153,697	163,358	194,818	255,387	307,779	445,947	484,547	546,351
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S2)										
Value at beginning of period	$22.79	$19.56	$21.42	$20.32	$15.96	$13.89	$14.27	$12.66	$10.33	$16.37
Value at end of period	$25.99	$22.79	$19.56	$21.42	$20.32	$15.96	$13.89	$14.27	$12.66	$10.33
Number of accumulation units outstanding at end of period	43,038	57,276	60,903	62,523	67,461	95,560	100,538	98,445	113,260	166,366
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.37	$16.46	$15.15	$14.23	$10.42	$8.94	$9.23	$8.05	$5.75	$10.15
Value at end of period	$21.44	$16.37	$16.46	$15.15	$14.23	$10.42	$8.94	$9.23	$8.05	$5.75
Number of accumulation units outstanding at end of period	67,701	78,974	102,501	54,997	72,871	61,096	95,002	109,783	80,480	16,757
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.33	$14.31	$14.70	$15.13	$13.47	$11.55	$13.41	$11.99	$8.87	$17.88
Value at end of period	$18.00	$14.33	$14.31	$14.70	$15.13	$13.47	$11.55	$13.41	$11.99	$8.87
Number of accumulation units outstanding at end of period	97,147	119,589	128,789	108,814	112,068	139,920	155,542	171,109	200,319	254,172
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.45	$10.46	$11.04	$12.07	$10.24	$8.79	$10.18	$9.55	$7.37	$12.63
Value at end of period	$12.52	$10.45	$10.46	$11.04	$12.07	$10.24	$8.79	$10.18	$9.55	$7.37
Number of accumulation units outstanding at end of period	225,687	301,028	352,061	375,482	439,447	544,244	107,339	138,277	140,510	133,335
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S2)										
Value at beginning of period	$20.88	$19.19	$21.16	$22.20	$17.32	$14.51	$15.67	$14.83	$11.43	$19.31
Value at end of period	$24.21	$20.88	$19.19	$21.16	$22.20	$17.32	$14.51	$15.67	$14.83	$11.43
Number of accumulation units outstanding at end of period	8,427	12,158	23,173	31,399	28,631	29,824	30,215	31,344	31,489	32,062

Condensed Financial Information (continued)

Separate Account Annual Charges of 1.80%

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
Value at beginning of period	$11.62	$11.40	$11.72	$11.71	$10.42	$9.65	$10.20	$9.46	$7.97	$10.04
Value at end of period	$12.97	$11.62	$11.40	$11.72	$11.71	$10.42	$9.65	$10.20	$9.46	$7.97
Number of accumulation units outstanding at end of period	2,847,479	3,294,533	3,868,599	4,441,910	4,756,287	4,580,132	5,320,212	4,848,084	6,969,529	2,906,934
COLUMBIA SMALL CAP VALUE FUND VS (CLASS 2)										
Value at beginning of period	$33.41	$25.63	$27.86	$27.53	$20.91	$19.14	$20.77	$16.72	$13.62	$19.31
Value at end of period	$37.40	$33.41	$25.63	$27.86	$27.53	$20.91	$19.14	$20.77	$16.72	$13.62
Number of accumulation units outstanding at end of period	89,230	143,408	175,701	214,446	260,676	292,045	339,272	373,935	421,323	490,206
PROFUND VP BULL										
Value at beginning of period	$13.32	$12.37	$12.65	$11.56	$9.07	$8.11	$8.26	$7.47	$6.12	$9.99
Value at end of period	$15.61	$13.32	$12.37	$12.65	$11.56	$9.07	$8.11	$8.26	$7.47	$6.12
Number of accumulation units outstanding at end of period	57,423	69,200	77,860	90,047	99,800	103,248	116,744	130,992	149,993	169,003
PROFUND VP EUROPE 30										
Value at beginning of period	$9.28	$8.76	$10.01	$11.16	$9.34	$8.16	$9.12	$9.05	$6.97	$12.67
Value at end of period	$10.91	$9.28	$8.76	$10.01	$11.16	$9.34	$8.16	$9.12	$9.05	$6.97
Number of accumulation units outstanding at end of period	13,159	17,504	20,692	24,539	29,219	32,948	47,924	54,520	58,519	74,237
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$1.92	$2.06	$2.14	$3.12	$2.73	$2.98	$4.86	$5.89	$4.54	$7.45
Value at end of period	$1.66	$1.92	$2.06	$2.14	$3.12	$2.73	$2.98	$4.86	$5.89	$4.54
Number of accumulation units outstanding at end of period	38,062	91,945	102,099	116,680	114,055	123,022	116,176	130,604	152,633	175,733
VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$9.80	$9.43	$9.85	$9.56	$8.57	$7.58	$8.03	$7.73	$6.05	$9.95
Value at end of period	$11.88	$9.80	$9.43	$9.85	$9.56	$8.57	$7.58	$8.03	$7.73	$6.05
Number of accumulation units outstanding at end of period	1,734,650	2,232,581	2,683,685	1,146,671	1,207,036	1,158,093	1,230,977	1,372,236	1,557,832	996,625
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2013)										
Value at beginning of period	$10.47	$10.01	$10.58	$10.38	$9.69					
Value at end of period	$11.78	$10.47	$10.01	$10.58	$10.38					
Number of accumulation units outstanding at end of period	872,985	1,036,096	1,130,402	1,545,584	18,785					
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S2)										
Value at beginning of period	$9.29	$9.45	$9.62	$9.80	$9.97	$10.16	$10.34	$10.53	$10.69	$10.64
Value at end of period	$9.15	$9.29	$9.45	$9.62	$9.80	$9.97	$10.16	$10.34	$10.53	$10.69
Number of accumulation units outstanding at end of period	2,461	2,487	6,678	6,731	6,710	6,461	6,263	6,466	6,396	6,198
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.42	$14.37	$14.91	$13.78	$10.78	$9.53	$9.99			
Value at end of period	$18.14	$15.42	$14.37	$14.91	$13.78	$10.78	$9.53			
Number of accumulation units outstanding at end of period	2,000,543	2,677,847	3,137,548	3,610,105	4,129,724	4,809,114	5,344,579			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$13.84	$12.88	$13.33	$12.29	$9.60	$8.47	$8.67	$7.76	$6.07	$9.95
Value at end of period	$16.32	$13.84	$12.88	$13.33	$12.29	$9.60	$8.47	$8.67	$7.76	$6.07
Number of accumulation units outstanding at end of period	2,549,850	3,336,025	3,855,243	4,495,805	5,251,103	6,151,869	7,047,014	4,737,771	5,220,432	4,115,316

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$19.17	$17.03	$17.70	$17.82	$17.18	$15.34	$14.96	$13.33	$9.09	$11.95
Value at end of period	$19.99	$19.17	$17.03	$17.70	$17.82	$17.18	$15.34	$14.96	$13.33	$9.09
Number of accumulation units outstanding at end of period	1,105,217	1,424,130	1,509,264	1,769,712	2,133,974	2,482,713	2,405,079	2,614,587	2,426,606	2,840,103
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$16.17	$14.97	$15.15	$13.58	$10.43	$9.31	$9.51	$8.52	$7.05	$11.47
Value at end of period	$19.74	$16.17	$14.97	$15.15	$13.58	$10.43	$9.31	$9.51	$8.52	$7.05
Number of accumulation units outstanding at end of period	246,068	306,344	360,902	502,101	594,472	677,417	743,557	1,294,912	1,391,986	1,763,254
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$25.17	$21.76	$22.62	$21.07	$15.99	$13.87	$14.32	$12.00	$9.29	$15.20
Value at end of period	$28.01	$25.17	$21.76	$22.62	$21.07	$15.99	$13.87	$14.32	$12.00	$9.29
Number of accumulation units outstanding at end of period	135,369	199,330	218,587	276,559	342,208	401,719	451,533	573,103	628,781	813,645
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$25.81	$20.70	$21.83	$21.12	$15.12	$13.73	$14.12	$11.74	$9.60	$14.74
Value at end of period	$27.78	$25.81	$20.70	$21.83	$21.12	$15.12	$13.73	$14.12	$11.74	$9.60
Number of accumulation units outstanding at end of period	150,032	262,300	304,593	348,649	421,548	467,265	513,395	594,432	638,276	778,310
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$14.88	$14.55	$14.78	$14.13	$14.45	$13.49	$12.80	$11.90	$10.89	$12.14
Value at end of period	$15.32	$14.88	$14.55	$14.78	$14.13	$14.45	$13.49	$12.80	$11.90	$10.89
Number of accumulation units outstanding at end of period	8,713,085	10,580,228	11,641,904	13,100,993	4,780,496	4,981,575	5,423,977	6,019,746	6,442,678	6,841,165
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$9.22	$9.35	$9.66	$10.44						
Value at end of period	$11.24	$9.22	$9.35	$9.66						
Number of accumulation units outstanding at end of period	2,697,737	3,433,203	3,916,008	4,416,582						
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$8.41	$8.52	$8.77	$9.52	$8.00	$6.88	$8.00	$7.57	$6.05	$10.23
Value at end of period	$10.29	$8.41	$8.52	$8.77	$9.52	$8.00	$6.88	$8.00	$7.57	$6.05
Number of accumulation units outstanding at end of period	166,972	225,340	257,343	294,580	408,827	314,283	297,723	391,365	619,576	47,456
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$15.40	$15.17	$14.62	$13.17	$10.29	$10.32				
Value at end of period	$19.51	$15.40	$15.17	$14.62	$13.17	$10.29				
Number of accumulation units outstanding at end of period	3,413,012	4,632,648	5,400,475	6,236,547	7,311,175	8,192,636				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$23.85	$23.42	$22.48	$20.19	$15.74	$13.61	$13.55			
Value at end of period	$30.32	$23.85	$23.42	$22.48	$20.19	$15.74	$13.61			
Number of accumulation units outstanding at end of period	2,647,782	3,529,876	4,152,669	4,944,671	2,408,923	850,563	947,950			
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S2)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$22.55	$22.17	$21.32	$20.15						
Value at end of period	$28.62	$22.55	$22.17	$21.32						
Number of accumulation units outstanding at end of period	0	238	3,021	3,076						

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.23	$14.56	$15.55	$14.43	$11.24	$10.01	$10.04			
Value at end of period	$18.05	$16.23	$14.56	$15.55	$14.43	$11.24	$10.01			
Number of accumulation units outstanding at end of period	2,501,649	3,306,798	3,951,601	4,130,932	2,443,672	461,779	592,607			
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$17.53	$16.68	$16.94	$15.89	$12.29	$10.99	$11.28	$8.84	$6.38	$10.43
Value at end of period	$21.48	$17.53	$16.68	$16.94	$15.89	$12.29	$10.99	$11.28	$8.84	$6.38
Number of accumulation units outstanding at end of period	3,115,560	1,549,085	1,770,005	2,038,945	2,421,220	2,023,437	2,377,780	2,888,373	2,685,458	2,730,320
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.58	$16.50	$16.89	$14.96	$11.69	$10.80	$11.52	$10.12	$8.30	$12.95
Value at end of period	$20.96	$17.58	$16.50	$16.89	$14.96	$11.69	$10.80	$11.52	$10.12	$8.30
Number of accumulation units outstanding at end of period	140,747	180,864	181,637	193,114	177,635	189,860	211,730	262,745	317,218	362,301
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.28	$10.00	$10.27	$9.87	$9.63	$9.09	$8.80	$8.31	$8.25	
Value at end of period	$10.88	$10.28	$10.00	$10.27	$9.87	$9.63	$9.09	$8.80	$8.31	
Number of accumulation units outstanding at end of period	1,819,742	2,365,464	2,326,323	2,879,308	3,173,372	4,157,492	4,807,901	2,875,864	2,703,689	
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.50	$12.81	$13.31	$12.87	$11.05	$9.96	$10.26	$9.36	$9.21	
Value at end of period	$15.47	$13.50	$12.81	$13.31	$12.87	$11.05	$9.96	$10.26	$9.36	
Number of accumulation units outstanding at end of period	9,651,893	12,146,722	15,144,257	18,140,729	20,706,858	22,129,608	23,660,153	25,710,826	27,999,679	
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.51	$12.88	$13.33	$12.84	$11.30	$10.31	$10.49	$9.62	$9.49	
Value at end of period	$15.20	$13.51	$12.88	$13.33	$12.84	$11.30	$10.31	$10.49	$9.62	
Number of accumulation units outstanding at end of period	5,389,180	6,776,859	7,820,578	9,174,565	10,006,371	10,781,592	12,280,940	13,847,272	14,888,749	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.90	$12.42	$12.85	$12.43	$11.50	$10.63	$10.60	$9.85	$9.75	
Value at end of period	$14.17	$12.90	$12.42	$12.85	$12.43	$11.50	$10.63	$10.60	$9.85	
Number of accumulation units outstanding at end of period	3,292,490	4,098,739	4,861,508	5,811,071	6,445,119	7,032,497	7,634,659	8,948,023	9,835,817	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.22	$24.16	$22.91	$20.69	$16.00	$14.26	$13.97	$12.65	$9.99	
Value at end of period	$32.43	$25.22	$24.16	$22.91	$20.69	$16.00	$14.26	$13.97	$12.65	
Number of accumulation units outstanding at end of period	398,630	534,708	589,681	591,763	538,346	603,059	623,596	621,152	723,428	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$15.76	$14.49	$14.50	$13.11	$10.13	$8.95	$8.92	$8.11	$6.69	$10.26
Value at end of period	$18.92	$15.76	$14.49	$14.50	$13.11	$10.13	$8.95	$8.92	$8.11	$6.69
Number of accumulation units outstanding at end of period	1,615,840	2,000,629	2,194,759	2,167,937	2,247,135	2,391,217	2,342,300	2,936,570	3,311,747	70,825
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$23.30	$20.58	$21.78	$19.76	$15.31	$13.44	$13.61	$12.47	$10.35	
Value at end of period	$25.91	$23.30	$20.58	$21.78	$19.76	$15.31	$13.44	$13.61	$12.47	
Number of accumulation units outstanding at end of period	594,191	688,907	712,260	272,080	241,004	221,468	221,530	224,171	118,763	

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.77	$24.57	$25.21	$23.11	$17.45	$15.38	$16.01	$12.96	$10.34	
Value at end of period	$31.47	$25.77	$24.57	$25.21	$23.11	$17.45	$15.38	$16.01	$12.96	
Number of accumulation units outstanding at end of period	485,650	591,914	749,470	748,568	809,291	890,508	992,399	1,252,894	1,184,289	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.40	$15.67	$16.46	$14.90	$11.33	$9.89	$10.29	$8.39	$6.11	$10.36
Value at end of period	$20.11	$17.40	$15.67	$16.46	$14.90	$11.33	$9.89	$10.29	$8.39	$6.11
Number of accumulation units outstanding at end of period	444,971	687,500	542,487	729,683	572,794	509,444	476,109	674,522	678,895	178,288
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.71	$14.93	$15.96	$15.53	$11.43	$10.05	$10.68	$8.63	$6.95	$10.06
Value at end of period	$19.82	$17.71	$14.93	$15.96	$15.53	$11.43	$10.05	$10.68	$8.63	$6.95
Number of accumulation units outstanding at end of period	416,176	599,192	708,462	731,375	931,998	894,052	895,890	1,054,400	769,485	523,436
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$15.51	$13.96	$14.38	$13.90	$10.21	$9.04	$9.16	$7.06	$5.50	$8.57
Value at end of period	$18.04	$15.51	$13.96	$14.38	$13.90	$10.21	$9.04	$9.16	$7.06	$5.50
Number of accumulation units outstanding at end of period	147,812	219,284	256,095	298,977	385,461	474,519	523,504	580,520	644,943	732,042
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.40	$15.91	$16.37	$15.69	$11.63	$10.37	$10.85	$8.91	$7.13	$10.05
Value at end of period	$21.15	$19.40	$15.91	$16.37	$15.69	$11.63	$10.37	$10.85	$8.91	$7.13
Number of accumulation units outstanding at end of period	256,170	373,210	413,243	333,845	368,513	364,235	469,399	494,420	417,162	703,123
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$9.99	$9.58	$10.03							
Value at end of period	$11.59	$9.99	$9.58							
Number of accumulation units outstanding at end of period	1,983,202	2,306,909	2,762,227							
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.40	$11.37	$11.58	$11.18	$11.71	$11.51	$10.96	$10.54	$10.17	$9.99
Value at end of period	$11.53	$11.40	$11.37	$11.58	$11.18	$11.71	$11.51	$10.96	$10.54	$10.17
Number of accumulation units outstanding at end of period	1,152,826	1,312,245	1,558,869	1,340,517	1,105,563	1,269,277	1,537,962	1,315,740	1,307,591	927,557
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$19.58	$18.93	$20.29	$19.81	$14.52	$12.36	$12.31	$9.91	$7.47	$12.94
Value at end of period	$24.65	$19.58	$18.93	$20.29	$19.81	$14.52	$12.36	$12.31	$9.91	$7.47
Number of accumulation units outstanding at end of period	712,012	935,381	1,176,252	1,381,374	1,630,441	1,509,289	1,736,449	1,752,103	1,928,884	1,662,196
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.04	$10.85	$11.34	$11.26	$12.56	$12.03	$10.93	$10.55	$9.87	
Value at end of period	$11.11	$11.04	$10.85	$11.34	$11.26	$12.56	$12.03	$10.93	$10.55	
Number of accumulation units outstanding at end of period	897,098	1,200,912	1,283,717	1,525,887	1,824,281	4,667,791	4,320,794	1,388,091	1,262,403	
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S2)										
Value at beginning of period	$13.05	$13.23	$13.72	$12.30	$12.10	$9.82	$10.57	$9.30	$7.10	$12.33
Value at end of period	$14.15	$13.05	$13.23	$13.72	$12.30	$12.10	$9.82	$10.57	$9.30	$7.10
Number of accumulation units outstanding at end of period	187	190	475	481	1,295	1,310	1,651	1,671	1,691	1,717

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S2)										
Value at beginning of period	$20.50	$20.06	$19.88	$15.60	$15.59	$13.76	$12.82	$10.22	$7.67	$12.72
Value at end of period	$21.15	$20.50	$20.06	$19.88	$15.60	$15.59	$13.76	$12.82	$10.22	$7.67
Number of accumulation units outstanding at end of period	1,194	1,540	1,558	1,785	1,850	1,818	1,923	1,962	2,339	3,496
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.66	$14.71	$14.55	$13.13	$9.92	$9.00	$9.62	$8.74	$6.76	$11.33
Value at end of period	$18.70	$15.66	$14.71	$14.55	$13.13	$9.92	$9.00	$9.62	$8.74	$6.76
Number of accumulation units outstanding at end of period	663,664	855,163	979,706	1,045,520	1,159,882	1,246,234	1,402,454	1,614,112	1,850,971	1,749,544
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$17.28	$14.22	$14.92	$14.56	$10.60	$9.45	$9.89	$8.04	$6.56	$10.14
Value at end of period	$18.82	$17.28	$14.22	$14.92	$14.56	$10.60	$9.45	$9.89	$8.04	$6.56
Number of accumulation units outstanding at end of period	281,191	384,190	485,174	589,064	685,687	786,358	975,691	1,137,911	1,385,994	1,404,795
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$20.29	$17.54	$18.99	$17.72	$13.37	$11.47	$11.93	$10.55	$8.36	$13.41
Value at end of period	$23.45	$20.29	$17.54	$18.99	$17.72	$13.37	$11.47	$11.93	$10.55	$8.36
Number of accumulation units outstanding at end of period	301,384	384,096	468,120	566,398	643,623	586,623	596,557	755,522	443,853	451,445
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.23	$16.14	$16.83	$15.77	$12.88	$11.66	$12.03	$10.94	$9.10	$12.12
Value at end of period	$19.81	$18.23	$16.14	$16.83	$15.77	$12.88	$11.66	$12.03	$10.94	$9.10
Number of accumulation units outstanding at end of period	2,133,008	2,554,677	3,095,046	3,960,762	1,175,556	894,306	959,336	1,123,219	979,826	1,330,884
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$11.77	$10.44	$10.89	$10.23						
Value at end of period	$12.77	$11.77	$10.44	$10.89						
Number of accumulation units outstanding at end of period	1,753,794	1,863,268	2,046,827	2,230,484						
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S2)										
Value at beginning of period	$19.19	$16.31	$17.14	$15.88	$12.09	$10.76	$11.22	$10.17	$8.37	$12.60
Value at end of period	$21.42	$19.19	$16.31	$17.14	$15.88	$12.09	$10.76	$11.22	$10.17	$8.37
Number of accumulation units outstanding at end of period	6,265	7,505	7,595	10,564	10,714	10,890	11,060	11,479	13,390	13,899
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S2)										
Value at beginning of period	$18.88	$17.03	$20.63	$20.85	$22.56	$19.32	$24.11	$20.43	$12.15	$25.43
Value at end of period	$26.46	$18.88	$17.03	$20.63	$20.85	$22.56	$19.32	$24.11	$20.43	$12.15
Number of accumulation units outstanding at end of period	3,090	3,127	3,174	4,905	5,588	5,611	5,687	5,816	6,474	6,576
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$30.57	$27.14	$28.51	$25.24	$19.54	$16.58	$16.58	$13.73	$11.13	$16.93
Value at end of period	$34.15	$30.57	$27.14	$28.51	$25.24	$19.54	$16.58	$16.58	$13.73	$11.13
Number of accumulation units outstanding at end of period	178,130	239,184	310,542	373,901	579,514	493,135	324,403	357,238	182,345	132,504
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S2)										
Value at beginning of period	$22.40	$18.79	$19.91	$18.73	$13.75	$11.81	$12.20	$9.82	$7.87	$11.46
Value at end of period	$25.39	$22.40	$18.79	$19.91	$18.73	$13.75	$11.81	$12.20	$9.82	$7.87
Number of accumulation units outstanding at end of period	2,608	3,349	3,748	4,333	4,459	4,583	4,681	4,702	4,793	5,396
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S2)										
Value at beginning of period	$22.08	$21.38	$20.50	$20.05	$17.12	$15.09	$14.11	$12.62	$10.00	$14.27
Value at end of period	$27.25	$22.08	$21.38	$20.50	$20.05	$17.12	$15.09	$14.11	$12.62	$10.00
Number of accumulation units outstanding at end of period	3,311	5,594	7,698	8,338	8,386	8,474	8,544	8,795	8,900	10,783

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$19.82	$20.19	$19.80	$19.75	$15.85	$13.31	$14.79	$13.00	$9.50	$16.26
Value at end of period	$26.50	$19.82	$20.19	$19.80	$19.75	$15.85	$13.31	$14.79	$13.00	$9.50
Number of accumulation units outstanding at end of period	285,246	292,021	409,943	317,463	331,199	324,660	384,623	343,403	400,384	526,642
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S2)										
Value at beginning of period	$20.89	$19.72	$19.11	$17.38	$14.51	$12.92	$12.81	$11.45	$8.77	$12.34
Value at end of period	$23.59	$20.89	$19.72	$19.11	$17.38	$14.51	$12.92	$12.81	$11.45	$8.77
Number of accumulation units outstanding at end of period	2,597	3,327	3,369	3,858	3,677	3,946	3,983	4,101	4,565	5,344
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$16.99	$14.59	$15.99	$15.17	$11.92	$10.38	$10.67	$9.11		
Value at end of period	$19.36	$16.99	$14.59	$15.99	$15.17	$11.92	$10.38	$10.67		
Number of accumulation units outstanding at end of period	116	1,217	1,231	1,243	1,256	1,268	1,284	344		
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.29	$16.39	$15.09	$14.18	$10.39	$8.92	$9.21	$8.04	$5.74	$10.15
Value at end of period	$21.32	$16.29	$16.39	$15.09	$14.18	$10.39	$8.92	$9.21	$8.04	$5.74
Number of accumulation units outstanding at end of period	815,370	934,378	1,375,975	1,220,127	1,304,112	864,423	659,446	604,139	674,879	195,992
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.24	$14.23	$14.63	$15.07	$13.42	$11.51	$13.37	$11.96	$8.85	$17.86
Value at end of period	$17.89	$14.24	$14.23	$14.63	$15.07	$13.42	$11.51	$13.37	$11.96	$8.85
Number of accumulation units outstanding at end of period	570,796	698,488	784,644	745,966	727,325	799,252	836,742	901,392	1,037,305	1,373,994
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.39	$10.41	$10.99	$12.02	$10.20	$8.76	$10.16	$9.53	$7.36	$12.62
Value at end of period	$12.45	$10.39	$10.41	$10.99	$12.02	$10.20	$8.76	$10.16	$9.53	$7.36
Number of accumulation units outstanding at end of period	1,566,450	2,125,528	2,444,387	2,718,956	3,227,494	3,325,817	1,390,250	1,654,953	1,636,070	1,372,927
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S2)										
Value at beginning of period	$14.28	$13.13	$14.49	$15.21	$11.87	$9.95	$10.75	$10.18	$7.85	$13.27
Value at end of period	$16.55	$14.28	$13.13	$14.49	$15.21	$11.87	$9.95	$10.75	$10.18	$7.85
Number of accumulation units outstanding at end of period	0	4,701	4,762	4,812	4,860	4,912	4,965	5,020	5,071	5,127

Separate Account Annual Charges of 1.85%

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
Value at beginning of period	$11.57	$11.35	$11.68	$11.68	$10.40	$9.63	$10.19	$9.45	$7.97	$10.08
Value at end of period	$12.91	$11.57	$11.35	$11.68	$11.68	$10.40	$9.63	$10.19	$9.45	$7.97
Number of accumulation units outstanding at end of period	1,146,430	1,459,058	1,965,038	2,153,757	2,606,648	2,534,217	2,768,651	2,659,829	2,289,265	1,238,981
COLUMBIA SMALL CAP VALUE FUND VS (CLASS 2)										
Value at beginning of period	$33.18	$25.47	$27.69	$27.38	$20.81	$19.06	$20.69	$16.67	$13.58	$19.26
Value at end of period	$37.12	$33.18	$25.47	$27.69	$27.38	$20.81	$19.06	$20.69	$16.67	$13.58
Number of accumulation units outstanding at end of period	237,236	306,411	376,261	456,115	537,102	595,693	672,441	759,123	874,057	1,007,369
PROFUND VP BULL										
Value at beginning of period	$13.21	$12.28	$12.56	$11.48	$9.02	$8.07	$8.22	$7.44	$6.09	$9.96
Value at end of period	$15.48	$13.21	$12.28	$12.56	$11.48	$9.02	$8.07	$8.22	$7.44	$6.09
Number of accumulation units outstanding at end of period	91,325	116,572	134,408	149,808	186,047	199,318	212,963	224,850	250,010	272,166

Opportunities

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
PROFUND VP EUROPE 30										
Value at beginning of period	$9.20	$8.70	$9.94	$11.09	$9.29	$8.12	$9.08	$9.01	$6.94	$12.63
Value at end of period	$10.82	$9.20	$8.70	$9.94	$11.09	$9.29	$8.12	$9.08	$9.01	$6.94
Number of accumulation units outstanding at end of period	23,193	27,040	30,731	36,285	46,000	52,770	65,105	75,918	86,369	98,592
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$1.91	$2.05	$2.12	$3.10	$2.71	$2.97	$4.84	$5.88	$4.53	$7.44
Value at end of period	$1.65	$1.91	$2.05	$2.12	$3.10	$2.71	$2.97	$4.84	$5.88	$4.53
Number of accumulation units outstanding at end of period	125,982	148,378	176,013	203,038	199,518	202,966	188,087	191,041	198,055	248,147
VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$9.75	$9.40	$9.81	$9.53	$8.55	$7.57	$8.02	$7.72	$6.05	$9.70
Value at end of period	$11.82	$9.75	$9.40	$9.81	$9.53	$8.55	$7.57	$8.02	$7.72	$6.05
Number of accumulation units outstanding at end of period	1,038,796	1,339,383	1,599,559	516,569	532,527	559,191	688,315	749,998	733,757	590,056
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2013)										
Value at beginning of period	$10.45	$10.00	$10.57	$10.37	$9.99					
Value at end of period	$11.75	$10.45	$10.00	$10.57	$10.37					
Number of accumulation units outstanding at end of period	172,893	211,076	233,450	296,768	2,444					
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S2)										
Value at beginning of period	$9.00	$9.16	$9.33	$9.50	$9.68	$9.86	$10.04	$10.23	$10.40	$10.36
Value at end of period	$8.85	$9.00	$9.16	$9.33	$9.50	$9.68	$9.86	$10.04	$10.23	$10.40
Number of accumulation units outstanding at end of period	264,759	318,192	287,440	269,084	329,319	437,858	673,977	718,965	830,408	1,531,095
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.37	$14.34	$14.88	$13.76	$10.77	$9.53	$9.99			
Value at end of period	$18.08	$15.37	$14.34	$14.88	$13.76	$10.77	$9.53			
Number of accumulation units outstanding at end of period	1,952,536	2,511,463	2,907,230	3,272,252	3,997,845	4,522,820	5,120,278			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$13.78	$12.83	$13.28	$12.26	$9.58	$8.45	$8.66	$7.75	$6.07	$9.95
Value at end of period	$16.24	$13.78	$12.83	$13.28	$12.26	$9.58	$8.45	$8.66	$7.75	$6.07
Number of accumulation units outstanding at end of period	1,539,563	1,912,631	2,262,818	2,651,950	3,277,124	3,890,208	4,564,455	2,961,017	3,239,497	2,455,632
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$19.05	$16.93	$17.60	$17.73	$17.10	$15.28	$14.91	$13.29	$9.07	$11.92
Value at end of period	$19.85	$19.05	$16.93	$17.60	$17.73	$17.10	$15.28	$14.91	$13.29	$9.07
Number of accumulation units outstanding at end of period	534,819	698,700	826,797	984,839	1,127,498	1,378,018	1,526,830	1,629,416	1,489,967	1,757,351
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$16.04	$14.86	$15.04	$13.50	$10.37	$9.26	$9.46	$8.48	$7.03	$11.44
Value at end of period	$19.57	$16.04	$14.86	$15.04	$13.50	$10.37	$9.26	$9.46	$8.48	$7.03
Number of accumulation units outstanding at end of period	229,971	280,295	393,071	471,692	507,579	571,288	647,519	724,865	802,033	872,801
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$21.65	$18.72	$19.48	$18.15	$13.78	$11.96	$12.36	$10.35	$8.02	$13.13
Value at end of period	$24.08	$21.65	$18.72	$19.48	$18.15	$13.78	$11.96	$12.36	$10.35	$8.02
Number of accumulation units outstanding at end of period	86,812	103,379	114,208	144,007	171,385	192,163	232,342	261,091	316,701	375,334
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$21.25	$17.05	$17.99	$17.42	$12.47	$11.33	$11.66	$9.70	$7.94	$12.19
Value at end of period	$22.86	$21.25	$17.05	$17.99	$17.42	$12.47	$11.33	$11.66	$9.70	$7.94
Number of accumulation units outstanding at end of period	67,355	75,009	86,182	112,392	139,653	152,895	178,905	198,366	221,306	284,209

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$14.77	$14.45	$14.68	$14.05	$14.37	$13.42	$12.74	$11.85	$10.85	$12.10
Value at end of period	$15.19	$14.77	$14.45	$14.68	$14.05	$14.37	$13.42	$12.74	$11.85	$10.85
Number of accumulation units outstanding at end of period	3,257,767	3,793,875	4,326,145	4,886,932	1,442,354	1,570,672	1,806,469	1,963,729	2,071,861	2,271,231
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$9.20	$9.34	$9.66	$10.41						
Value at end of period	$11.22	$9.20	$9.34	$9.66						
Number of accumulation units outstanding at end of period	1,899,283	2,368,835	2,867,401	3,260,185						
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$8.37	$8.49	$8.74	$9.49	$7.98	$6.87	$7.99	$7.56	$6.04	$10.27
Value at end of period	$10.24	$8.37	$8.49	$8.74	$9.49	$7.98	$6.87	$7.99	$7.56	$6.04
Number of accumulation units outstanding at end of period	55,331	84,986	88,959	115,092	159,292	114,986	132,802	233,418	250,060	44,123
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$15.36	$15.15	$14.60	$13.16	$10.29	$10.27				
Value at end of period	$19.45	$15.36	$15.15	$14.60	$13.16	$10.29				
Number of accumulation units outstanding at end of period	3,353,769	4,255,073	5,158,352	6,001,644	7,219,952	8,294,308				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$23.70	$23.29	$22.36	$20.10	$15.67	$13.56	$13.51			
Value at end of period	$30.11	$23.70	$23.29	$22.36	$20.10	$15.67	$13.56			
Number of accumulation units outstanding at end of period	1,428,454	1,844,458	2,218,742	2,651,985	1,391,748	784,960	913,634			
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S2)										
Value at beginning of period	$23.26	$22.88	$22.01	$19.80	$15.47	$13.40	$13.37	$11.94	$8.56	$12.05
Value at end of period	$29.50	$23.26	$22.88	$22.01	$19.80	$15.47	$13.40	$13.37	$11.94	$8.56
Number of accumulation units outstanding at end of period	136,136	168,581	211,486	242,271	8,376	8,505	8,948	9,687	10,294	10,635
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.19	$14.52	$15.51	$14.41	$11.23	$10.01	$10.04			
Value at end of period	$17.99	$16.19	$14.52	$15.51	$14.41	$11.23	$10.01			
Number of accumulation units outstanding at end of period	1,790,413	2,318,155	2,785,888	3,050,623	2,667,129	350,796	327,575			
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$17.39	$16.56	$16.83	$15.79	$12.22	$10.93	$11.22	$8.80	$6.35	$10.40
Value at end of period	$21.30	$17.39	$16.56	$16.83	$15.79	$12.22	$10.93	$11.22	$8.80	$6.35
Number of accumulation units outstanding at end of period	1,802,688	901,506	1,088,228	1,229,446	1,467,760	1,398,446	1,536,337	1,723,943	1,726,452	1,851,371
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.48	$16.41	$16.81	$14.89	$11.65	$10.76	$11.48	$10.10	$8.29	$12.94
Value at end of period	$20.83	$17.48	$16.41	$16.81	$14.89	$11.65	$10.76	$11.48	$10.10	$8.29
Number of accumulation units outstanding at end of period	94,692	118,315	150,585	137,539	177,587	204,852	222,223	230,935	321,785	349,592
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.24	$9.97	$10.24	$9.85	$9.62	$9.08	$8.80	$8.31	$8.25	
Value at end of period	$10.83	$10.24	$9.97	$10.24	$9.85	$9.62	$9.08	$8.80	$8.31	
Number of accumulation units outstanding at end of period	938,482	961,253	1,002,100	1,107,333	1,223,862	1,299,357	1,305,965	1,266,984	958,878	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.45	$12.77	$13.28	$12.84	$11.03	$9.95	$10.26	$9.36	$9.21	
Value at end of period	$15.40	$13.45	$12.77	$13.28	$12.84	$11.03	$9.95	$10.26	$9.36	
Number of accumulation units outstanding at end of period	4,151,707	5,254,180	6,394,120	7,107,605	8,486,980	9,182,497	9,731,750	10,459,517	11,143,360	
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.46	$12.84	$13.29	$12.81	$11.28	$10.30	$10.48	$9.62	$9.49	
Value at end of period	$15.13	$13.46	$12.84	$13.29	$12.81	$11.28	$10.30	$10.48	$9.62	
Number of accumulation units outstanding at end of period	2,920,161	3,910,644	4,799,197	5,467,152	6,466,476	6,578,288	7,226,734	7,809,734	7,294,923	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.86	$12.38	$12.82	$12.41	$11.49	$10.62	$10.59	$9.85	$9.75	
Value at end of period	$14.11	$12.86	$12.38	$12.82	$12.41	$11.49	$10.62	$10.59	$9.85	
Number of accumulation units outstanding at end of period	1,755,491	2,021,135	2,436,398	2,717,080	3,300,270	3,877,968	4,431,415	4,645,124	5,966,132	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.12	$24.08	$22.85	$20.64	$15.97	$14.24	$13.96	$12.65	$10.19	
Value at end of period	$32.29	$25.12	$24.08	$22.85	$20.64	$15.97	$14.24	$13.96	$12.65	
Number of accumulation units outstanding at end of period	462,816	574,022	639,919	643,055	724,614	802,994	952,472	1,118,327	1,216,920	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$15.69	$14.43	$14.45	$13.07	$10.11	$8.93	$8.91	$8.11	$6.69	$10.09
Value at end of period	$18.83	$15.69	$14.43	$14.45	$13.07	$10.11	$8.93	$8.91	$8.11	$6.69
Number of accumulation units outstanding at end of period	667,375	956,863	1,060,426	1,039,785	988,513	971,614	1,039,503	1,252,326	1,447,166	142,907
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$23.21	$20.51	$21.71	$19.71	$15.28	$13.43	$13.60	$12.47	$10.41	
Value at end of period	$25.79	$23.21	$20.51	$21.71	$19.71	$15.28	$13.43	$13.60	$12.47	
Number of accumulation units outstanding at end of period	389,508	475,690	505,701	106,060	112,900	105,424	107,279	77,313	45,506	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.67	$24.48	$25.14	$23.06	$17.41	$15.36	$16.00	$12.95	$9.75	
Value at end of period	$31.33	$25.67	$24.48	$25.14	$23.06	$17.41	$15.36	$16.00	$12.95	
Number of accumulation units outstanding at end of period	411,716	505,625	468,949	476,842	533,218	589,336	660,983	749,319	800,975	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.32	$15.60	$16.40	$14.86	$11.31	$9.87	$10.27	$8.38	$6.11	$10.36
Value at end of period	$20.01	$17.32	$15.60	$16.40	$14.86	$11.31	$9.87	$10.27	$8.38	$6.11
Number of accumulation units outstanding at end of period	231,171	327,536	304,329	328,693	267,745	274,996	330,290	301,368	214,814	85,469
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.63	$14.87	$15.91	$15.49	$11.40	$10.03	$10.66	$8.62	$6.95	$10.06
Value at end of period	$19.72	$17.63	$14.87	$15.91	$15.49	$11.40	$10.03	$10.66	$8.62	$6.95
Number of accumulation units outstanding at end of period	354,036	515,319	540,381	535,141	644,777	581,385	663,426	764,004	555,415	530,429
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$15.39	$13.86	$14.28	$13.81	$10.14	$8.99	$9.11	$7.03	$5.48	$8.54
Value at end of period	$17.89	$15.39	$13.86	$14.28	$13.81	$10.14	$8.99	$9.11	$7.03	$5.48
Number of accumulation units outstanding at end of period	193,095	262,327	314,687	390,720	487,386	556,136	635,815	707,541	788,008	866,019

Opportunities

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.32	$15.85	$16.32	$15.64	$11.60	$10.35	$10.83	$8.90	$7.13	$10.08
Value at end of period	$21.05	$19.32	$15.85	$16.32	$15.64	$11.60	$10.35	$10.83	$8.90	$7.13
Number of accumulation units outstanding at end of period	116,546	159,255	162,670	149,135	219,885	217,615	328,273	233,282	187,829	123,785
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$9.99	$9.58	$10.03							
Value at end of period	$11.58	$9.99	$9.58							
Number of accumulation units outstanding at end of period	652,191	818,467	929,841							
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.35	$11.33	$11.54	$11.15	$11.68	$11.49	$10.95	$10.53	$10.17	$10.04
Value at end of period	$11.47	$11.35	$11.33	$11.54	$11.15	$11.68	$11.49	$10.95	$10.53	$10.17
Number of accumulation units outstanding at end of period	331,139	579,984	664,894	651,548	565,049	633,291	807,129	681,132	874,710	831,230
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$19.46	$18.82	$20.19	$19.72	$14.47	$12.32	$12.28	$9.89	$7.45	$12.92
Value at end of period	$24.49	$19.46	$18.82	$20.19	$19.72	$14.47	$12.32	$12.28	$9.89	$7.45
Number of accumulation units outstanding at end of period	246,398	315,159	408,926	470,337	547,406	469,290	523,132	616,566	720,914	518,944
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$10.99	$10.81	$11.31	$11.24	$12.54	$12.01	$10.92	$10.55	$9.87	
Value at end of period	$11.06	$10.99	$10.81	$11.31	$11.24	$12.54	$12.01	$10.92	$10.55	
Number of accumulation units outstanding at end of period	338,267	385,280	492,179	534,504	686,035	1,161,464	1,159,417	692,595	241,705	
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S2)										
Value at beginning of period	$12.98	$13.16	$13.66	$12.25	$12.06	$9.79	$10.54	$9.28	$7.09	$12.32
Value at end of period	$14.07	$12.98	$13.16	$13.66	$12.25	$12.06	$9.79	$10.54	$9.28	$7.09
Number of accumulation units outstanding at end of period	16,872	20,778	22,851	24,711	26,478	27,386	33,459	43,458	53,511	51,879
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S2)										
Value at beginning of period	$34.95	$34.21	$33.91	$26.63	$26.63	$23.52	$21.92	$17.48	$13.12	$21.78
Value at end of period	$36.03	$34.95	$34.21	$33.91	$26.63	$26.63	$23.52	$21.92	$17.48	$13.12
Number of accumulation units outstanding at end of period	91,574	109,044	136,239	149,246	183,162	198,877	233,972	263,481	296,090	330,058
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.58	$14.64	$14.48	$13.08	$9.89	$8.97	$9.59	$8.72	$6.75	$11.32
Value at end of period	$18.59	$15.58	$14.64	$14.48	$13.08	$9.89	$8.97	$9.59	$8.72	$6.75
Number of accumulation units outstanding at end of period	240,158	314,009	316,629	355,972	384,836	406,272	450,004	516,509	531,825	490,643
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$17.18	$14.15	$14.86	$14.51	$10.56	$9.42	$9.86	$8.02	$6.55	$10.13
Value at end of period	$18.71	$17.18	$14.15	$14.86	$14.51	$10.56	$9.42	$9.86	$8.02	$6.55
Number of accumulation units outstanding at end of period	148,562	181,876	224,508	255,906	298,086	300,767	344,970	437,170	485,588	707,626
VY® FRANKLIN INCOME PORTFOLIO (CLASS S2)										
Value at beginning of period	$14.50	$12.79	$13.93	$13.55	$12.07	$10.93	$10.87	$9.82	$7.59	$10.95
Value at end of period	$15.68	$14.50	$12.79	$13.93	$13.55	$12.07	$10.93	$10.87	$9.82	$7.59
Number of accumulation units outstanding at end of period	71,888	94,380	139,947	195,447	176,497	238,195	211,754	205,534	172,065	143,974
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$20.14	$17.42	$18.87	$17.62	$13.30	$11.42	$11.88	$10.51	$8.33	$13.37
Value at end of period	$23.26	$20.14	$17.42	$18.87	$17.62	$13.30	$11.42	$11.88	$10.51	$8.33
Number of accumulation units outstanding at end of period	774,365	941,431	1,126,947	1,284,647	1,486,234	1,683,954	1,958,358	2,089,804	2,199,381	2,360,477

Opportunities

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.12	$16.06	$16.75	$15.70	$12.83	$11.62	$12.00	$10.91	$9.08	$12.11
Value at end of period	$19.68	$18.12	$16.06	$16.75	$15.70	$12.83	$11.62	$12.00	$10.91	$9.08
Number of accumulation units outstanding at end of period	823,190	1,081,870	1,294,225	1,536,547	434,828	437,246	472,601	515,888	545,405	602,759
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$11.75	$10.43	$10.89	$10.32						
Value at end of period	$12.74	$11.75	$10.43	$10.89						
Number of accumulation units outstanding at end of period	1,071,193	1,307,173	1,518,985	1,735,974						
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S2)										
Value at beginning of period	$25.61	$21.78	$22.90	$21.22	$16.17	$14.40	$15.03	$13.63	$11.22	$16.89
Value at end of period	$28.58	$25.61	$21.78	$22.90	$21.22	$16.17	$14.40	$15.03	$13.63	$11.22
Number of accumulation units outstanding at end of period	452,216	596,899	713,437	801,260	974,366	1,206,697	1,348,144	1,492,104	1,593,162	1,661,841
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S2)										
Value at beginning of period	$28.34	$25.59	$31.02	$31.35	$33.95	$29.08	$36.31	$30.79	$18.32	$38.36
Value at end of period	$39.72	$28.34	$25.59	$31.02	$31.35	$33.95	$29.08	$36.31	$30.79	$18.32
Number of accumulation units outstanding at end of period	70,508	85,156	113,925	131,907	178,372	191,203	205,143	220,084	246,504	268,567
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$24.81	$22.04	$23.16	$20.52	$15.89	$13.49	$13.50	$11.18	$9.07	$13.80
Value at end of period	$27.70	$24.81	$22.04	$23.16	$20.52	$15.89	$13.49	$13.50	$11.18	$9.07
Number of accumulation units outstanding at end of period	131,915	177,594	208,122	261,685	354,488	233,819	221,392	177,381	111,572	53,583
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S2)										
Value at beginning of period	$33.47	$28.09	$29.77	$28.02	$20.58	$17.69	$18.29	$14.73	$11.81	$17.20
Value at end of period	$37.92	$33.47	$28.09	$29.77	$28.02	$20.58	$17.69	$18.29	$14.73	$11.81
Number of accumulation units outstanding at end of period	181,525	234,582	285,817	311,940	386,243	457,793	538,080	606,076	670,539	724,796
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S2)										
Value at beginning of period	$27.89	$27.02	$25.93	$25.37	$21.67	$19.11	$17.88	$16.00	$12.68	$18.11
Value at end of period	$34.41	$27.89	$27.02	$25.93	$25.37	$21.67	$19.11	$17.88	$16.00	$12.68
Number of accumulation units outstanding at end of period	347,711	425,460	488,376	542,084	656,483	751,031	840,456	938,169	1,016,862	1,109,218
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$17.74	$18.08	$17.74	$17.70	$14.22	$11.94	$13.28	$11.68	$8.54	$14.62
Value at end of period	$23.70	$17.74	$18.08	$17.74	$17.70	$14.22	$11.94	$13.28	$11.68	$8.54
Number of accumulation units outstanding at end of period	157,749	169,823	237,377	199,476	240,652	194,512	224,975	211,590	222,438	260,441
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S2)										
Value at beginning of period	$28.68	$27.09	$26.26	$23.89	$19.96	$17.78	$17.63	$15.78	$12.08	$17.01
Value at end of period	$32.36	$28.68	$27.09	$26.26	$23.89	$19.96	$17.78	$17.63	$15.78	$12.08
Number of accumulation units outstanding at end of period	448,613	561,855	671,660	744,716	870,279	1,015,009	1,096,494	1,269,643	1,419,850	1,543,756
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S2)										
Value at beginning of period	$22.46	$19.30	$21.16	$20.09	$15.79	$13.76	$14.15	$12.57	$10.26	$16.28
Value at end of period	$25.59	$22.46	$19.30	$21.16	$20.09	$15.79	$13.76	$14.15	$12.57	$10.26
Number of accumulation units outstanding at end of period	237,865	293,777	349,170	382,639	452,703	511,103	562,129	554,765	557,446	605,180
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.21	$16.31	$15.04	$14.13	$10.36	$8.90	$9.19	$8.03	$5.74	$10.14
Value at end of period	$21.21	$16.21	$16.31	$15.04	$14.13	$10.36	$8.90	$9.19	$8.03	$5.74
Number of accumulation units outstanding at end of period	530,024	545,311	506,457	402,042	458,852	493,188	388,192	369,012	274,869	101,945

Condensed Financial Information (continued)

	2017	**2016**	**2015**	**2014**	**2013**	**2012**	**2011**	**2010**	**2009**	**2008**
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.16	$14.16	$14.56	$15.00	$13.37	$11.47	$13.33	$11.93	$8.84	$17.83
Value at end of period	$17.77	$14.16	$14.16	$14.56	$15.00	$13.37	$11.47	$13.33	$11.93	$8.84
Number of accumulation units outstanding at end of period	259,560	273,351	326,501	328,768	356,914	402,114	443,773	468,827	516,454	642,231
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.33	$10.36	$10.94	$11.97	$10.17	$8.73	$10.14	$9.51	$7.35	$12.61
Value at end of period	$12.37	$10.33	$10.36	$10.94	$11.97	$10.17	$8.73	$10.14	$9.51	$7.35
Number of accumulation units outstanding at end of period	1,425,356	1,753,233	2,127,087	2,375,621	2,649,402	2,970,424	803,127	926,890	994,252	962,270
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S2)										
Value at beginning of period	$20.57	$18.94	$20.90	$21.95	$17.14	$14.37	$15.54	$14.72	$11.35	$19.21
Value at end of period	$23.84	$20.57	$18.94	$20.90	$21.95	$17.14	$14.37	$15.54	$14.72	$11.35
Number of accumulation units outstanding at end of period	39,759	45,286	53,566	63,357	92,609	91,119	99,052	108,720	115,090	121,942

Separate Account Annual Charges of 1.95%

	2017	**2016**	**2015**	**2014**	**2013**	**2012**	**2011**	**2010**	**2009**	**2008**
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
Value at beginning of period	$11.46	$11.26	$11.60	$11.61	$10.35	$9.60	$10.16	$9.44	$7.96	$10.08
Value at end of period	$12.78	$11.46	$11.26	$11.60	$11.61	$10.35	$9.60	$10.16	$9.44	$7.96
Number of accumulation units outstanding at end of period	5,173,204	5,827,444	6,487,425	7,001,985	7,660,611	8,364,885	9,163,770	9,731,707	8,786,491	4,810,195
COLUMBIA SMALL CAP VALUE FUND VS (CLASS 2)										
Value at beginning of period	$32.72	$25.14	$27.37	$27.08	$20.61	$18.89	$20.53	$16.55	$13.51	$19.17
Value at end of period	$36.57	$32.72	$25.14	$27.37	$27.08	$20.61	$18.89	$20.53	$16.55	$13.51
Number of accumulation units outstanding at end of period	132,769	176,425	197,472	225,564	261,948	307,378	337,456	373,700	427,908	464,506
PROFUND VP BULL										
Value at beginning of period	$13.00	$12.09	$12.39	$11.34	$8.91	$7.98	$8.14	$7.37	$6.05	$9.89
Value at end of period	$15.22	$13.00	$12.09	$12.39	$11.34	$8.91	$7.98	$8.14	$7.37	$6.05
Number of accumulation units outstanding at end of period	5,903	9,319	9,826	11,653	13,868	20,716	22,523	24,279	28,304	30,665
PROFUND VP EUROPE 30										
Value at beginning of period	$9.06	$8.57	$9.81	$10.95	$9.18	$8.03	$8.99	$8.93	$6.88	$12.54
Value at end of period	$10.63	$9.06	$8.57	$9.81	$10.95	$9.18	$8.03	$8.99	$8.93	$6.88
Number of accumulation units outstanding at end of period	11,255	18,559	21,719	24,374	28,396	28,697	32,153	42,989	44,665	76,510
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$1.88	$2.03	$2.10	$3.07	$2.69	$2.95	$4.81	$5.84	$4.50	$7.41
Value at end of period	$1.63	$1.88	$2.03	$2.10	$3.07	$2.69	$2.95	$4.81	$5.84	$4.50
Number of accumulation units outstanding at end of period	63,794	73,774	80,163	90,860	86,469	94,360	95,656	97,550	99,495	112,208
VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$9.66	$9.32	$9.75	$9.48	$8.51	$7.54	$8.00	$7.70	$6.05	$9.95
Value at end of period	$11.70	$9.66	$9.32	$9.75	$9.48	$8.51	$7.54	$8.00	$7.70	$6.05
Number of accumulation units outstanding at end of period	3,067,180	3,635,796	4,206,090	1,315,959	1,351,286	1,712,067	1,959,001	2,253,901	2,629,207	2,551,491
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$10.41	$9.97	$10.55	$10.37	$10.12					
Value at end of period	$11.70	$10.41	$9.97	$10.55	$10.37					
Number of accumulation units outstanding at end of period	1,151,625	1,345,928	1,419,387	1,570,657	32,857					

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S2)										
Value at beginning of period	$9.04	$9.21	$9.39	$9.58	$9.76	$9.96	$10.15	$10.35	$10.53	$10.50
Value at end of period	$8.89	$9.04	$9.21	$9.39	$9.58	$9.76	$9.96	$10.15	$10.35	$10.53
Number of accumulation units outstanding at end of period	75,083	122,413	143,978	137,502	199,489	248,051	283,684	291,435	397,381	655,679
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.28	$14.26	$14.82	$13.71	$10.75	$9.52	$9.99			
Value at end of period	$17.95	$15.28	$14.26	$14.82	$13.71	$10.75	$9.52			
Number of accumulation units outstanding at end of period	5,222,184	6,224,969	6,985,998	7,716,712	8,750,030	9,694,786	10,457,228			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$13.65	$12.72	$13.19	$12.18	$9.53	$8.42	$8.63	$7.73	$6.06	$9.95
Value at end of period	$16.07	$13.65	$12.72	$13.19	$12.18	$9.53	$8.42	$8.63	$7.73	$6.06
Number of accumulation units outstanding at end of period	1,736,583	2,079,095	2,385,053	2,666,593	3,011,498	3,315,956	3,801,889	1,358,805	1,432,459	613,853
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$18.80	$16.73	$17.42	$17.56	$16.95	$15.16	$14.81	$13.22	$9.03	$11.88
Value at end of period	$19.58	$18.80	$16.73	$17.42	$17.56	$16.95	$15.16	$14.81	$13.22	$9.03
Number of accumulation units outstanding at end of period	847,560	1,057,015	1,139,664	1,313,134	1,631,758	1,961,472	1,686,591	1,761,365	908,647	1,056,910
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$15.79	$14.64	$14.84	$13.33	$10.25	$9.16	$9.37	$8.41	$6.97	$11.36
Value at end of period	$19.25	$15.79	$14.64	$14.84	$13.33	$10.25	$9.16	$9.37	$8.41	$6.97
Number of accumulation units outstanding at end of period	351,916	454,838	494,087	577,988	667,716	717,363	789,755	927,565	995,207	1,099,093
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$24.59	$21.28	$22.16	$20.68	$15.71	$13.65	$14.12	$11.84	$9.19	$15.05
Value at end of period	$27.31	$24.59	$21.28	$22.16	$20.68	$15.71	$13.65	$14.12	$11.84	$9.19
Number of accumulation units outstanding at end of period	210,597	257,260	286,737	345,853	424,255	480,684	546,385	609,244	668,326	721,208
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$25.21	$20.24	$21.39	$20.73	$14.86	$13.51	$13.92	$11.59	$9.49	$14.59
Value at end of period	$27.10	$25.21	$20.24	$21.39	$20.73	$14.86	$13.51	$13.92	$11.59	$9.49
Number of accumulation units outstanding at end of period	193,785	229,986	251,332	285,723	324,645	365,803	403,302	440,060	470,167	505,902
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$14.55	$14.25	$14.49	$13.88	$14.21	$13.29	$12.63	$11.76	$10.78	$12.03
Value at end of period	$14.95	$14.55	$14.25	$14.49	$13.88	$14.21	$13.29	$12.63	$11.76	$10.78
Number of accumulation units outstanding at end of period	13,476,347	15,191,718	16,714,161	18,475,409	5,636,117	5,524,443	5,863,796	6,206,308	6,451,426	5,718,407
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$9.18	$9.32	$9.65	$10.16						
Value at end of period	$11.18	$9.18	$9.32	$9.65						
Number of accumulation units outstanding at end of period	4,931,767	5,752,384	6,577,170	7,282,103						
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$8.30	$8.42	$8.68	$9.43	$7.95	$6.84	$7.97	$7.55	$6.04	$10.30
Value at end of period	$10.13	$8.30	$8.42	$8.68	$9.43	$7.95	$6.84	$7.97	$7.55	$6.04
Number of accumulation units outstanding at end of period	176,942	246,799	302,841	357,580	475,874	407,661	371,833	571,744	540,619	72,627
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$15.29	$15.09	$14.56	$13.13	$10.28	$10.32				
Value at end of period	$19.34	$15.29	$15.09	$14.56	$13.13	$10.28				
Number of accumulation units outstanding at end of period	7,707,085	9,702,824	11,096,157	12,463,566	13,991,615	15,574,620				

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$23.40	$23.01	$22.12	$19.90	$15.54	$13.45	$13.42	$11.98	$8.57	$12.07
Value at end of period	$29.69	$23.40	$23.01	$22.12	$19.90	$15.54	$13.45	$13.42	$11.98	$8.57
Number of accumulation units outstanding at end of period	3,073,755	3,955,528	4,615,993	5,422,863	3,611,717	883,032	1,038,029	641,795	404,582	28,155
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S2)										
Value at beginning of period	$22.96	$22.61	$21.77	$19.61	$15.34	$13.29	$13.28	$11.87	$8.52	$12.00
Value at end of period	$29.09	$22.96	$22.61	$21.77	$19.61	$15.34	$13.29	$13.28	$11.87	$8.52
Number of accumulation units outstanding at end of period	67,616	86,999	95,556	103,370	11,357	11,645	13,114	14,868	15,233	19,453
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.09	$14.45	$15.45	$14.36	$11.21	$10.00	$10.04			
Value at end of period	$17.86	$16.09	$14.45	$15.45	$14.36	$11.21	$10.00			
Number of accumulation units outstanding at end of period	3,519,373	4,372,038	5,077,333	4,852,661	2,061,174	360,984	195,176			
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$17.11	$16.31	$16.59	$15.59	$12.07	$10.81	$11.11	$8.72	$6.31	$10.33
Value at end of period	$20.94	$17.11	$16.31	$16.59	$15.59	$12.07	$10.81	$11.11	$8.72	$6.31
Number of accumulation units outstanding at end of period	2,312,735	1,336,074	1,548,014	1,692,293	2,042,615	1,366,532	1,287,437	1,172,403	647,451	576,021
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.27	$16.23	$16.65	$14.76	$11.56	$10.69	$11.42	$10.05	$8.26	$12.90
Value at end of period	$20.56	$17.27	$16.23	$16.65	$14.76	$11.56	$10.69	$11.42	$10.05	$8.26
Number of accumulation units outstanding at end of period	225,734	283,009	319,579	255,728	168,358	177,578	215,052	214,959	192,048	210,718
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.17	$9.91	$10.18	$9.81	$9.59	$9.06	$8.78	$8.31	$8.25	
Value at end of period	$10.74	$10.17	$9.91	$10.18	$9.81	$9.59	$9.06	$8.78	$8.31	
Number of accumulation units outstanding at end of period	2,922,347	3,508,193	4,109,542	4,335,215	4,738,284	5,638,432	5,987,264	4,845,565	4,777,187	
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.35	$12.69	$13.21	$12.79	$10.99	$9.92	$10.25	$9.36	$9.21	
Value at end of period	$15.27	$13.35	$12.69	$13.21	$12.79	$10.99	$9.92	$10.25	$9.36	
Number of accumulation units outstanding at end of period	19,398,057	23,818,393	26,764,293	29,932,322	33,789,179	36,373,432	38,938,265	41,710,174	44,762,701	
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.36	$12.76	$13.22	$12.76	$11.24	$10.28	$10.47	$9.62	$9.49	
Value at end of period	$15.01	$13.36	$12.76	$13.22	$12.76	$11.24	$10.28	$10.47	$9.62	
Number of accumulation units outstanding at end of period	13,119,364	15,470,560	17,405,244	19,408,440	21,267,493	22,887,896	24,435,172	26,143,151	27,731,127	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.76	$12.30	$12.75	$12.35	$11.45	$10.59	$10.58	$9.85	$9.75	
Value at end of period	$13.99	$12.76	$12.30	$12.75	$12.35	$11.45	$10.59	$10.58	$9.85	
Number of accumulation units outstanding at end of period	6,205,476	7,356,021	8,133,601	8,883,679	10,216,292	11,171,797	11,686,641	12,734,746	13,459,100	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$24.93	$23.91	$22.71	$20.54	$15.91	$14.20	$13.94	$12.64	$10.20	
Value at end of period	$32.00	$24.93	$23.91	$22.71	$20.54	$15.91	$14.20	$13.94	$12.64	
Number of accumulation units outstanding at end of period	500,685	562,681	575,863	516,244	361,025	374,387	322,048	302,452	315,447	

Opportunities

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$15.55	$14.32	$14.35	$13.00	$10.06	$8.90	$8.89	$8.09	$6.68	$10.31
Value at end of period	$18.64	$15.55	$14.32	$14.35	$13.00	$10.06	$8.90	$8.89	$8.09	$6.68
Number of accumulation units outstanding at end of period	856,428	1,102,105	1,152,299	1,396,600	1,209,955	1,222,419	1,182,523	1,491,909	1,537,427	185,841
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$23.03	$20.37	$21.59	$19.62	$15.22	$13.39	$13.58	$12.46	$10.54	
Value at end of period	$25.56	$23.03	$20.37	$21.59	$19.62	$15.22	$13.39	$13.58	$12.46	
Number of accumulation units outstanding at end of period	614,821	733,668	820,315	424,035	343,597	298,911	226,688	202,476	154,282	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.47	$24.31	$24.99	$22.95	$17.35	$15.32	$15.97	$12.94	$10.14	
Value at end of period	$31.05	$25.47	$24.31	$24.99	$22.95	$17.35	$15.32	$15.97	$12.94	
Number of accumulation units outstanding at end of period	491,085	585,651	639,138	610,425	697,927	736,610	750,346	801,914	789,109	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.17	$15.48	$16.29	$14.77	$11.25	$9.84	$10.24	$8.36	$6.11	$10.40
Value at end of period	$19.81	$17.17	$15.48	$16.29	$14.77	$11.25	$9.84	$10.24	$8.36	$6.11
Number of accumulation units outstanding at end of period	962,884	1,198,511	1,109,450	1,021,483	868,183	844,587	844,438	971,877	727,369	303,340
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.47	$14.75	$15.80	$15.39	$11.35	$9.99	$10.63	$8.60	$6.94	$10.16
Value at end of period	$19.53	$17.47	$14.75	$15.80	$15.39	$11.35	$9.99	$10.63	$8.60	$6.94
Number of accumulation units outstanding at end of period	663,523	856,369	905,581	869,741	1,017,389	932,748	887,230	1,007,545	845,599	553,373
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$15.14	$13.65	$14.09	$13.64	$10.02	$8.90	$9.02	$6.97	$5.44	$8.48
Value at end of period	$17.59	$15.14	$13.65	$14.09	$13.64	$10.02	$8.90	$9.02	$6.97	$5.44
Number of accumulation units outstanding at end of period	59,695	77,386	95,865	115,289	140,732	163,092	175,561	196,291	224,324	248,212
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.15	$15.73	$16.21	$15.55	$11.55	$10.31	$10.80	$8.88	$7.12	$10.13
Value at end of period	$20.84	$19.15	$15.73	$16.21	$15.55	$11.55	$10.31	$10.80	$8.88	$7.12
Number of accumulation units outstanding at end of period	399,868	454,851	424,767	455,788	534,209	612,548	676,236	730,562	637,166	317,965
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$9.97	$9.58	$10.03							
Value at end of period	$11.55	$9.97	$9.58							
Number of accumulation units outstanding at end of period	4,991,320	5,855,715	6,500,658							
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.25	$11.24	$11.46	$11.08	$11.63	$11.45	$10.92	$10.51	$10.16	$10.03
Value at end of period	$11.36	$11.25	$11.24	$11.46	$11.08	$11.63	$11.45	$10.92	$10.51	$10.16
Number of accumulation units outstanding at end of period	1,010,822	1,308,949	1,335,118	1,250,994	1,031,367	1,389,261	1,678,619	1,352,838	1,454,753	808,243
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$19.23	$18.62	$19.99	$19.54	$14.35	$12.23	$12.21	$9.84	$7.42	$12.89
Value at end of period	$24.18	$19.23	$18.62	$19.99	$19.54	$14.35	$12.23	$12.21	$9.84	$7.42
Number of accumulation units outstanding at end of period	965,955	1,166,089	1,372,191	1,576,303	1,869,863	1,743,326	1,832,414	1,920,312	2,034,794	1,705,281

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$10.91	$10.74	$11.24	$11.18	$12.49	$11.98	$10.91	$10.54	$9.88	
Value at end of period	$10.96	$10.91	$10.74	$11.24	$11.18	$12.49	$11.98	$10.91	$10.54	
Number of accumulation units outstanding at end of period	1,262,876	1,442,586	1,449,781	1,610,349	1,844,662	3,069,280	3,095,975	1,335,718	736,563	
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S2)										
Value at beginning of period	$12.84	$13.03	$13.54	$12.16	$11.98	$9.73	$10.49	$9.24	$7.07	$12.30
Value at end of period	$13.90	$12.84	$13.03	$13.54	$12.16	$11.98	$9.73	$10.49	$9.24	$7.07
Number of accumulation units outstanding at end of period	6,316	7,841	8,910	10,215	12,719	16,185	18,841	23,266	24,133	26,092
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S2)										
Value at beginning of period	$24.89	$24.39	$24.20	$19.02	$19.04	$16.83	$15.70	$12.54	$9.42	$15.65
Value at end of period	$25.63	$24.89	$24.39	$24.20	$19.02	$19.04	$16.83	$15.70	$12.54	$9.42
Number of accumulation units outstanding at end of period	77,058	93,271	106,477	120,581	136,047	147,858	158,217	171,901	184,677	197,334
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.40	$14.49	$14.35	$12.97	$9.82	$8.92	$9.54	$8.69	$6.73	$11.29
Value at end of period	$18.36	$15.40	$14.49	$14.35	$12.97	$9.82	$8.92	$9.54	$8.69	$6.73
Number of accumulation units outstanding at end of period	1,348,116	1,538,880	1,659,060	1,818,720	2,024,960	2,202,631	2,253,089	2,482,365	2,512,125	2,198,501
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$17.00	$14.01	$14.73	$14.40	$10.49	$9.37	$9.82	$7.99	$6.54	$10.11
Value at end of period	$18.49	$17.00	$14.01	$14.73	$14.40	$10.49	$9.37	$9.82	$7.99	$6.54
Number of accumulation units outstanding at end of period	500,560	613,178	697,659	759,121	869,382	991,819	1,128,872	1,279,028	1,440,440	1,534,466
VY® FRANKLIN INCOME PORTFOLIO (CLASS S2)										
Value at beginning of period	$14.34	$12.66	$13.81	$13.44	$11.98	$10.86	$10.82	$9.78	$7.57	$10.93
Value at end of period	$15.49	$14.34	$12.66	$13.81	$13.44	$11.98	$10.86	$10.82	$9.78	$7.57
Number of accumulation units outstanding at end of period	27,865	79,524	66,309	106,971	69,049	67,670	63,222	69,412	56,283	57,535
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$19.84	$17.18	$18.63	$17.41	$13.15	$11.31	$11.78	$10.43	$8.28	$13.29
Value at end of period	$22.89	$19.84	$17.18	$18.63	$17.41	$13.15	$11.31	$11.78	$10.43	$8.28
Number of accumulation units outstanding at end of period	804,218	1,042,365	1,187,880	1,418,748	1,425,766	1,309,287	1,385,160	1,414,600	1,474,475	1,390,974
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.91	$15.88	$16.58	$15.56	$12.73	$11.54	$11.93	$10.86	$9.05	$12.07
Value at end of period	$19.43	$17.91	$15.88	$16.58	$15.56	$12.73	$11.54	$11.93	$10.86	$9.05
Number of accumulation units outstanding at end of period	1,487,310	1,872,372	2,128,713	2,458,378	1,125,776	1,008,727	1,074,103	1,103,836	1,088,308	939,388
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$11.72	$10.41	$10.88	$10.14						
Value at end of period	$12.69	$11.72	$10.41	$10.88						
Number of accumulation units outstanding at end of period	3,940,501	4,548,819	4,860,560	5,189,083						
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S2)										
Value at beginning of period	$20.36	$17.33	$18.25	$16.92	$12.91	$11.51	$12.02	$10.91	$8.99	$13.55
Value at end of period	$22.70	$20.36	$17.33	$18.25	$16.92	$12.91	$11.51	$12.02	$10.91	$8.99
Number of accumulation units outstanding at end of period	154,894	208,612	226,552	246,651	279,522	299,887	317,217	332,535	350,081	339,724

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S2)										
Value at beginning of period	$19.36	$17.49	$21.22	$21.48	$23.27	$19.96	$24.95	$21.18	$12.61	$26.43
Value at end of period	$27.10	$19.36	$17.49	$21.22	$21.48	$23.27	$19.96	$24.95	$21.18	$12.61
Number of accumulation units outstanding at end of period	89,339	110,895	129,675	146,382	169,756	182,674	203,557	216,624	232,132	253,413
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$29.90	$26.58	$27.96	$24.80	$19.23	$16.34	$16.37	$13.57	$11.02	$16.78
Value at end of period	$33.34	$29.90	$26.58	$27.96	$24.80	$19.23	$16.34	$16.37	$13.57	$11.02
Number of accumulation units outstanding at end of period	334,805	415,316	495,059	609,871	803,006	661,980	568,733	521,278	388,927	238,668
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S2)										
Value at beginning of period	$25.69	$21.58	$22.90	$21.58	$15.86	$13.65	$14.12	$11.38	$9.14	$13.32
Value at end of period	$29.08	$25.69	$21.58	$22.90	$21.58	$15.86	$13.65	$14.12	$11.38	$9.14
Number of accumulation units outstanding at end of period	113,610	143,046	171,306	189,696	215,929	249,020	271,667	297,267	316,500	330,137
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S2)										
Value at beginning of period	$23.14	$22.44	$21.56	$21.11	$18.05	$15.94	$14.92	$13.37	$10.61	$15.16
Value at end of period	$28.52	$23.14	$22.44	$21.56	$21.11	$18.05	$15.94	$14.92	$13.37	$10.61
Number of accumulation units outstanding at end of period	283,021	354,315	407,171	434,838	494,849	557,627	619,308	660,391	674,371	703,533
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$19.38	$19.77	$19.42	$19.40	$15.60	$13.11	$14.59	$12.85	$9.41	$16.12
Value at end of period	$25.87	$19.38	$19.77	$19.42	$19.40	$15.60	$13.11	$14.59	$12.85	$9.41
Number of accumulation units outstanding at end of period	512,444	525,804	640,364	625,432	706,770	617,441	694,917	695,149	797,167	909,337
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S2)										
Value at beginning of period	$22.75	$21.51	$20.88	$19.01	$15.90	$14.18	$14.08	$12.61	$9.66	$13.62
Value at end of period	$25.65	$22.75	$21.51	$20.88	$19.01	$15.90	$14.18	$14.08	$12.61	$9.66
Number of accumulation units outstanding at end of period	348,061	406,212	445,580	483,764	516,920	621,356	592,104	628,128	727,310	763,647
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S2)										
Value at beginning of period	$18.22	$15.67	$17.20	$16.35	$12.87	$11.22	$11.55	$10.27	$8.40	$13.33
Value at end of period	$20.74	$18.22	$15.67	$17.20	$16.35	$12.87	$11.22	$11.55	$10.27	$8.40
Number of accumulation units outstanding at end of period	96,807	139,152	134,715	145,221	175,864	193,912	197,162	171,985	174,115	183,919
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.05	$16.17	$14.92	$14.03	$10.30	$8.86	$9.16	$8.01	$5.73	$10.14
Value at end of period	$20.98	$16.05	$16.17	$14.92	$14.03	$10.30	$8.86	$9.16	$8.01	$5.73
Number of accumulation units outstanding at end of period	894,826	1,009,650	1,183,919	1,102,594	1,346,556	1,190,043	959,911	1,067,560	987,671	535,486
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$13.99	$14.00	$14.42	$14.87	$13.26	$11.39	$13.25	$11.88	$8.80	$17.78
Value at end of period	$17.54	$13.99	$14.00	$14.42	$14.87	$13.26	$11.39	$13.25	$11.88	$8.80
Number of accumulation units outstanding at end of period	607,239	674,193	688,515	646,396	647,370	707,844	700,849	749,135	899,945	1,055,822
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.22	$10.26	$10.85	$11.88	$10.10	$8.68	$10.09	$9.47	$7.33	$12.59
Value at end of period	$12.23	$10.22	$10.26	$10.85	$11.88	$10.10	$8.68	$10.09	$9.47	$7.33
Number of accumulation units outstanding at end of period	2,661,554	3,168,374	3,548,999	3,940,479	4,087,571	4,292,665	1,619,838	1,794,450	1,737,933	1,636,457
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S2)										
Value at beginning of period	$14.66	$13.51	$14.93	$15.69	$12.27	$10.29	$11.14	$10.57	$8.16	$13.81
Value at end of period	$16.97	$14.66	$13.51	$14.93	$15.69	$12.27	$10.29	$11.14	$10.57	$8.16
Number of accumulation units outstanding at end of period	20,919	12,915	16,479	42,362	30,913	28,293	28,961	28,422	24,413	28,724

CONDENSED FINANCIAL INFORMATION – WELLS FARGO VOYA OPPORTUNITIES

Except for Subaccounts which did not commence operations as of December 31, 2017, the following tables give (1) the Accumulation Unit Value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of Accumulation Units outstanding at the end of the period for each Subaccount of Separate Account B available under the Contract for the indicated periods. This information is current through December 31, 2017, including portfolio names. Portfolio name changes after December 31, 2017, are not reflected in the following information.

Separate Account Annual Charges of 1.40%

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
COLUMBIA SMALL CAP VALUE FUND (CLASS 2)										
Value at beginning of period	$35.32	$26.98	$29.21	$28.75	$21.75	$19.83	$21.42	$17.18	$13.94	$19.68
Value at end of period	$39.69	$35.32	$26.98	$29.21	$28.75	$21.75	$19.83	$21.42	$17.18	$13.94
Number of accumulation units outstanding at end of period	224,260	371,322	463,069	571,341	731,242	853,085	975,035	1,094,501	1,267,316	1,517,242
PROFUND VP BULL										
Value at beginning of period	$14.19	$13.13	$13.37	$12.17	$9.51	$8.47	$8.59	$7.74	$6.31	$10.27
Value at end of period	$16.70	$14.19	$13.13	$13.37	$12.17	$9.51	$8.47	$8.59	$7.74	$6.31
Number of accumulation units outstanding at end of period	24,959	30,950	37,080	40,009	64,161	80,226	96,088	119,978	139,938	178,757
PROFUND VP EUROPE 30										
Value at beginning of period	$9.89	$9.30	$10.59	$11.75	$9.80	$8.52	$9.49	$9.37	$7.19	$13.02
Value at end of period	$11.67	$9.89	$9.30	$10.59	$11.75	$9.80	$8.52	$9.49	$9.37	$7.19
Number of accumulation units outstanding at end of period	19,913	36,367	41,138	46,167	61,749	74,259	85,942	104,606	126,512	152,071
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$2.03	$2.17	$2.24	$3.25	$2.83	$3.09	$5.01	$6.05	$4.64	$7.59
Value at end of period	$1.76	$2.03	$2.17	$2.24	$3.25	$2.83	$3.09	$5.01	$6.05	$4.64
Number of accumulation units outstanding at end of period	141,338	185,734	203,341	238,818	238,813	266,658	270,919	290,517	316,599	402,662
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$15.37	$15.58	$15.80	$16.02	$16.24	$16.47	$16.70	$16.94	$17.12	$16.95
Value at end of period	$15.22	$15.37	$15.58	$15.80	$16.02	$16.24	$16.47	$16.70	$16.94	$17.12
Number of accumulation units outstanding at end of period	2,974,048	4,119,413	4,627,796	5,330,177	6,262,749	6,109,676	7,655,564	7,999,039	11,578,123	15,903,229
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.80	$14.66	$15.15	$13.94	$10.87	$9.57	$9.99			
Value at end of period	$18.66	$15.80	$14.66	$15.15	$13.94	$10.87	$9.57			
Number of accumulation units outstanding at end of period	7,224,237	9,534,437	11,357,787	13,193,311	15,699,200	17,914,965	19,736,037			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.37	$13.31	$13.73	$12.61	$9.81	$8.61	$8.78	$7.82	$6.10	$9.95
Value at end of period	$17.01	$14.37	$13.31	$13.73	$12.61	$9.81	$8.61	$8.78	$7.82	$6.10
Number of accumulation units outstanding at end of period	2,957,464	3,989,857	4,805,989	5,731,475	6,997,027	8,191,118	9,561,032	5,214,662	5,796,850	3,900,949
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$20.18	$17.86	$18.49	$18.53	$17.80	$15.83	$15.37	$13.65	$9.26	$12.13
Value at end of period	$21.14	$20.18	$17.86	$18.49	$18.53	$17.80	$15.83	$15.37	$13.65	$9.26
Number of accumulation units outstanding at end of period	1,460,783	1,919,763	2,333,369	2,852,338	3,536,270	4,012,922	3,817,892	3,921,490	3,386,304	4,317,113

	2017	**2016**	**2015**	**2014**	**2013**	**2012**	**2011**	**2010**	**2009**	**2008**
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$17.21	$15.87	$16.00	$14.29	$10.92	$9.71	$9.88	$8.82	$7.27	$11.78
Value at end of period	$21.10	$17.21	$15.87	$16.00	$14.29	$10.92	$9.71	$9.88	$8.82	$7.27
Number of accumulation units outstanding at end of period	268,013	434,908	502,867	611,588	718,974	816,038	939,728	1,008,074	1,178,124	1,295,966
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$23.62	$20.33	$21.05	$19.54	$14.76	$12.75	$13.12	$10.94	$8.44	$13.75
Value at end of period	$26.39	$23.62	$20.33	$21.05	$19.54	$14.76	$12.75	$13.12	$10.94	$8.44
Number of accumulation units outstanding at end of period	304,281	535,541	606,003	733,866	900,327	1,007,217	1,103,955	1,204,164	1,377,178	1,538,832
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$23.25	$18.57	$19.51	$18.80	$13.40	$12.12	$12.41	$10.28	$8.37	$12.80
Value at end of period	$25.13	$23.25	$18.57	$19.51	$18.80	$13.40	$12.12	$12.41	$10.28	$8.37
Number of accumulation units outstanding at end of period	241,436	393,989	471,739	590,078	701,737	824,353	906,059	987,422	1,101,850	1,200,311
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$15.80	$15.38	$15.56	$14.82	$15.09	$14.03	$13.26	$12.28	$11.19	$12.42
Value at end of period	$16.32	$15.80	$15.38	$15.56	$14.82	$15.09	$14.03	$13.26	$12.28	$11.19
Number of accumulation units outstanding at end of period	24,021,783	28,010,382	32,021,473	35,604,078	12,404,667	12,675,495	13,585,163	14,805,735	15,212,968	14,692,505
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$9.33	$9.43	$9.70	$10.41						
Value at end of period	$11.42	$9.33	$9.43	$9.70						
Number of accumulation units outstanding at end of period	8,473,575	10,918,223	12,820,021	14,338,873						
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$8.72	$8.79	$9.01	$9.74	$8.16	$6.98	$8.09	$7.62	$6.06	$10.14
Value at end of period	$10.70	$8.72	$8.79	$9.01	$9.74	$8.16	$6.98	$8.09	$7.62	$6.06
Number of accumulation units outstanding at end of period	348,186	475,607	558,185	670,510	985,325	849,883	818,658	1,156,598	1,391,858	139,687
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$15.69	$15.40	$14.78	$13.26	$10.32	$10.27				
Value at end of period	$19.97	$15.69	$15.40	$14.78	$13.26	$10.32				
Number of accumulation units outstanding at end of period	11,904,633	16,175,859	19,109,726	22,337,194	26,880,710	30,794,923				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$25.11	$24.56	$23.48	$21.00	$16.31	$14.04	$13.93	$12.36	$8.80	$12.32
Value at end of period	$32.05	$25.11	$24.56	$23.48	$21.00	$16.31	$14.04	$13.93	$12.36	$8.80
Number of accumulation units outstanding at end of period	5,622,301	7,562,016	9,118,020	11,036,243	7,109,891	1,682,756	2,130,653	1,082,965	1,127,373	74,128
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.63	$14.85	$15.80	$14.60	$11.33	$10.05	$10.05			
Value at end of period	$18.57	$16.63	$14.85	$15.80	$14.60	$11.33	$10.05			
Number of accumulation units outstanding at end of period	5,508,969	7,421,221	9,147,104	8,808,653	5,395,409	830,633	569,147			
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$18.68	$17.71	$17.91	$16.73	$12.89	$11.47	$11.73	$9.15	$6.58	$10.72
Value at end of period	$22.98	$18.68	$17.71	$17.91	$16.73	$12.89	$11.47	$11.73	$9.15	$6.58
Number of accumulation units outstanding at end of period	4,774,600	2,853,934	3,240,855	3,761,739	4,703,222	3,747,745	4,227,190	4,756,551	4,502,607	4,769,928
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.44	$17.23	$17.57	$15.50	$12.06	$11.09	$11.79	$10.32	$8.43	$13.10
Value at end of period	$22.07	$18.44	$17.23	$17.57	$15.50	$12.06	$11.09	$11.79	$10.32	$8.43
Number of accumulation units outstanding at end of period	363,463	487,254	577,949	655,382	581,429	616,418	700,026	862,455	854,149	896,825

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.90	$13.14	$13.60	$13.09	$11.19	$10.05	$10.31	$9.37	$9.22	
Value at end of period	$15.99	$13.90	$13.14	$13.60	$13.09	$11.19	$10.05	$10.31	$9.37	
Number of accumulation units outstanding at end of period	29,664,497	39,020,544	45,698,664	51,799,708	59,186,253	63,995,469	68,956,114	74,275,484	79,472,323	
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.91	$13.21	$13.61	$13.06	$11.45	$10.40	$10.54	$9.63	$9.49	
Value at end of period	$15.71	$13.91	$13.21	$13.61	$13.06	$11.45	$10.40	$10.54	$9.63	
Number of accumulation units outstanding at end of period	17,625,445	22,613,214	26,950,962	30,767,408	35,441,375	38,485,278	42,036,780	46,040,296	48,787,781	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.29	$12.74	$13.13	$12.65	$11.66	$10.73	$10.65	$9.86	$9.75	
Value at end of period	$14.65	$13.29	$12.74	$13.13	$12.65	$11.66	$10.73	$10.65	$9.86	
Number of accumulation units outstanding at end of period	9,718,604	12,104,749	14,071,867	16,389,602	19,206,813	20,961,634	22,515,408	24,451,343	25,879,317	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$26.02	$24.83	$23.45	$21.09	$16.24	$14.42	$14.07	$12.69	$10.27	
Value at end of period	$33.60	$26.02	$24.83	$23.45	$21.09	$16.24	$14.42	$14.07	$12.69	
Number of accumulation units outstanding at end of period	820,529	1,080,819	1,104,897	1,257,121	1,242,161	1,378,422	1,637,094	1,455,162	1,607,178	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$16.33	$14.95	$14.90	$13.42	$10.33	$9.09	$9.02	$8.17	$6.71	$10.17
Value at end of period	$19.69	$16.33	$14.95	$14.90	$13.42	$10.33	$9.09	$9.02	$8.17	$6.71
Number of accumulation units outstanding at end of period	2,704,333	3,318,523	3,395,479	3,546,039	4,014,374	4,545,292	4,462,209	5,649,134	6,524,524	629,227
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$24.05	$21.15	$22.29	$20.14	$15.54	$13.59	$13.71	$12.51	$10.35	
Value at end of period	$26.84	$24.05	$21.15	$22.29	$20.14	$15.54	$13.59	$13.71	$12.51	
Number of accumulation units outstanding at end of period	856,511	1,222,175	1,205,374	471,664	439,059	373,421	310,000	194,823	130,420	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$26.59	$25.25	$25.81	$23.56	$17.71	$15.55	$16.13	$13.00	$10.36	
Value at end of period	$32.60	$26.59	$25.25	$25.81	$23.56	$17.71	$15.55	$16.13	$13.00	
Number of accumulation units outstanding at end of period	865,314	1,120,682	1,355,601	1,415,777	1,742,194	1,975,775	2,267,474	2,632,553	2,765,328	
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$18.35	$15.40	$16.41	$15.90	$11.65	$10.20	$10.80	$8.69	$6.97	$10.06
Value at end of period	$20.62	$18.35	$15.40	$16.41	$15.90	$11.65	$10.20	$10.80	$8.69	$6.97
Number of accumulation units outstanding at end of period	1,139,591	1,420,669	1,600,432	1,732,818	1,943,191	1,759,225	1,701,985	1,880,369	1,673,974	1,397,996
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$16.53	$14.82	$15.20	$14.64	$10.70	$9.44	$9.53	$7.31	$5.68	$8.80
Value at end of period	$19.30	$16.53	$14.82	$15.20	$14.64	$10.70	$9.44	$9.53	$7.31	$5.68
Number of accumulation units outstanding at end of period	184,896	275,069	341,370	413,406	542,408	663,418	796,478	919,414	1,117,503	1,257,982
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$20.10	$16.42	$16.82	$16.06	$11.85	$10.52	$10.97	$8.97	$7.15	$10.25
Value at end of period	$22.00	$20.10	$16.42	$16.82	$16.06	$11.85	$10.52	$10.97	$8.97	$7.15
Number of accumulation units outstanding at end of period	629,887	812,437	852,713	963,772	1,060,414	1,187,162	1,422,232	1,686,231	1,359,012	686,734

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.05	$9.60	$10.03							
Value at end of period	$11.71	$10.05	$9.60							
Number of accumulation units outstanding at end of period	8,722,120	10,212,905	12,257,013							
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.81	$11.73	$11.90	$11.44	$11.94	$11.69	$11.08	$10.62	$10.20	$9.99
Value at end of period	$11.99	$11.81	$11.73	$11.90	$11.44	$11.94	$11.69	$11.08	$10.62	$10.20
Number of accumulation units outstanding at end of period	1,685,713	2,140,065	2,326,628	2,474,708	2,262,123	2,599,279	3,165,568	3,163,184	3,588,432	3,388,765
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$20.53	$19.77	$21.11	$20.52	$14.99	$12.70	$12.60	$10.10	$7.58	$13.08
Value at end of period	$25.95	$20.53	$19.77	$21.11	$20.52	$14.99	$12.70	$12.60	$10.10	$7.58
Number of accumulation units outstanding at end of period	1,832,233	2,411,598	2,897,333	3,345,047	3,838,302	3,614,401	4,238,575	4,210,806	4,248,323	3,468,055
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.86	$13.97	$14.41	$12.84	$12.55	$10.13	$10.85	$9.49	$7.21	$12.45
Value at end of period	$15.10	$13.86	$13.97	$14.41	$12.84	$12.55	$10.13	$10.85	$9.49	$7.21
Number of accumulation units outstanding at end of period	689,431	850,881	1,017,120	1,199,879	1,384,244	1,576,114	1,763,062	1,961,059	2,241,686	2,084,334
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$111.21	$108.20	$106.59	$83.24	$82.71	$72.61	$67.25	$53.29	$39.77	$65.61
Value at end of period	$115.34	$111.21	$108.20	$106.59	$83.24	$82.71	$72.61	$67.25	$53.29	$39.77
Number of accumulation units outstanding at end of period	140,103	203,191	252,122	319,442	412,408	481,849	575,703	675,827	801,790	952,216
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.39	$15.33	$15.10	$13.57	$10.22	$9.23	$9.82	$8.89	$6.85	$11.43
Value at end of period	$19.64	$16.39	$15.33	$15.10	$13.57	$10.22	$9.23	$9.82	$8.89	$6.85
Number of accumulation units outstanding at end of period	1,688,524	2,237,802	2,511,540	2,768,582	3,001,487	3,337,689	3,608,516	3,853,085	3,902,577	3,528,125
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$18.04	$14.79	$15.46	$15.03	$10.89	$9.67	$10.08	$8.16	$6.63	$10.21
Value at end of period	$19.74	$18.04	$14.79	$15.46	$15.03	$10.89	$9.67	$10.08	$8.16	$6.63
Number of accumulation units outstanding at end of period	776,175	1,037,070	1,226,292	1,421,605	1,638,441	1,976,916	2,223,917	2,485,616	2,897,468	3,270,508
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$15.47	$13.56	$14.69	$14.19	$12.55	$11.31	$11.18	$10.04	$7.71	$11.06
Value at end of period	$16.83	$15.47	$13.56	$14.69	$14.19	$12.55	$11.31	$11.18	$10.04	$7.71
Number of accumulation units outstanding at end of period	2,398,130	3,155,065	3,731,542	4,655,588	5,147,846	5,478,163	5,332,275	5,251,259	5,510,324	4,555,948
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$21.53	$18.54	$20.00	$18.58	$13.96	$11.93	$12.36	$10.89	$8.59	$13.72
Value at end of period	$24.99	$21.53	$18.54	$20.00	$18.58	$13.96	$11.93	$12.36	$10.89	$8.59
Number of accumulation units outstanding at end of period	975,633	1,322,990	1,683,688	2,034,525	2,240,125	2,131,292	2,213,852	2,163,923	2,202,640	2,342,903
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$19.12	$16.86	$17.50	$16.33	$13.29	$11.98	$12.31	$11.15	$9.24	$12.26
Value at end of period	$20.85	$19.12	$16.86	$17.50	$16.33	$13.29	$11.98	$12.31	$11.15	$9.24
Number of accumulation units outstanding at end of period	3,487,076	4,329,327	5,216,053	6,388,091	2,363,718	2,113,601	2,270,527	2,408,048	2,591,371	2,734,004
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$51.89	$43.88	$45.85	$42.23	$31.99	$28.32	$29.36	$26.47	$21.66	$32.41
Value at end of period	$58.28	$51.89	$43.88	$45.85	$42.23	$31.99	$28.32	$29.36	$26.47	$21.66
Number of accumulation units outstanding at end of period	703,489	837,388	956,646	1,110,697	1,334,073	1,464,057	1,747,429	2,059,675	2,460,096	2,778,827

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.84	$17.82	$21.46	$21.57	$23.20	$19.76	$24.52	$20.67	$12.22	$25.43
Value at end of period	$27.98	$19.84	$17.82	$21.46	$21.57	$23.20	$19.76	$24.52	$20.67	$12.22
Number of accumulation units outstanding at end of period	1,680,669	2,136,235	2,491,137	2,828,949	3,257,286	3,572,154	3,601,771	3,721,910	4,884,446	4,935,142
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$30.21	$25.19	$26.53	$24.83	$18.12	$15.49	$15.92	$12.74	$10.15	$14.69
Value at end of period	$34.42	$30.21	$25.19	$26.53	$24.83	$18.12	$15.49	$15.92	$12.74	$10.15
Number of accumulation units outstanding at end of period	869,153	1,234,769	1,470,952	1,635,806	1,942,461	1,734,757	1,899,433	2,114,063	1,657,419	1,611,588
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
Value at beginning of period	$28.26	$27.22	$25.95	$25.25	$21.44	$18.78	$17.47	$15.55	$12.24	$17.37
Value at end of period	$35.06	$28.26	$27.22	$25.95	$25.25	$21.44	$18.78	$17.47	$15.55	$12.24
Number of accumulation units outstanding at end of period	1,045,249	1,340,989	1,519,675	1,806,889	2,192,686	2,525,466	2,790,056	2,982,767	2,798,687	2,715,369
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$18.40	$18.66	$18.23	$18.11	$14.48	$12.10	$13.40	$11.73	$8.54	$14.55
Value at end of period	$24.69	$18.40	$18.66	$18.23	$18.11	$14.48	$12.10	$13.40	$11.73	$8.54
Number of accumulation units outstanding at end of period	807,076	883,783	1,216,762	1,205,566	1,469,568	1,279,009	1,397,045	1,420,560	1,635,220	1,818,384
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$87.37	$82.00	$79.04	$71.47	$59.32	$52.55	$51.80	$46.07	$35.06	$49.06
Value at end of period	$99.15	$87.37	$82.00	$79.04	$71.47	$59.32	$52.55	$51.80	$46.07	$35.06
Number of accumulation units outstanding at end of period	3,519,909	4,380,841	4,905,548	5,469,024	6,127,711	6,556,997	7,077,206	7,593,076	8,156,298	8,278,462
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$50.96	$43.51	$47.40	$44.74	$34.97	$30.26	$30.97	$27.32	$22.17	$34.97
Value at end of period	$58.41	$50.96	$43.51	$47.40	$44.74	$34.97	$30.26	$30.97	$27.32	$22.17
Number of accumulation units outstanding at end of period	958,143	1,314,400	1,493,918	1,766,295	2,183,982	2,465,852	2,820,631	3,008,352	3,153,961	3,367,200
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.95	$16.97	$15.57	$14.57	$10.64	$9.10	$9.35	$8.13	$5.78	$10.17
Value at end of period	$22.27	$16.95	$16.97	$15.57	$14.57	$10.64	$9.10	$9.35	$8.13	$5.78
Number of accumulation units outstanding at end of period	1,644,216	1,963,161	2,549,469	2,394,002	2,453,514	2,352,194	1,806,950	1,929,680	1,909,257	775,347
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.93	$14.86	$15.22	$15.61	$13.84	$11.82	$13.68	$12.19	$8.99	$18.05
Value at end of period	$18.83	$14.93	$14.86	$15.22	$15.61	$13.84	$11.82	$13.68	$12.19	$8.99
Number of accumulation units outstanding at end of period	875,910	1,015,936	1,199,390	1,221,192	1,258,845	1,385,641	1,461,019	1,599,392	1,998,238	2,376,603
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.85	$10.83	$11.39	$12.40	$10.49	$8.96	$10.36	$9.67	$7.44	$12.71
Value at end of period	$13.05	$10.85	$10.83	$11.39	$12.40	$10.49	$8.96	$10.36	$9.67	$7.44
Number of accumulation units outstanding at end of period	3,817,589	5,129,382	6,092,607	6,958,530	7,818,813	8,618,254	2,688,868	2,992,773	2,884,425	2,681,328
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$30.22	$27.64	$30.33	$31.63	$24.56	$20.46	$22.00	$20.71	$15.88	$26.69
Value at end of period	$35.23	$30.22	$27.64	$30.33	$31.63	$24.56	$20.46	$22.00	$20.71	$15.88
Number of accumulation units outstanding at end of period	484,774	655,387	816,077	984,423	1,092,286	1,218,937	1,363,264	1,606,338	1,694,621	1,712,450
WELLS FARGO VT INDEX ASSET ALLOCATION FUND										
Value at beginning of period	$20.90	$19.69	$19.72	$16.94	$14.36	$12.89	$12.27	$10.99	$9.65	$13.81
Value at end of period	$23.13	$20.90	$19.69	$19.72	$16.94	$14.36	$12.89	$12.27	$10.99	$9.65
Number of accumulation units outstanding at end of period	0	0	0	0	0	786	18,865	25,366	25,466	25,208

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
WELLS FARGO VT OMEGA GROWTH FUND										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$19.50	$19.67	$19.69	$19.23	$13.94	$11.74	$12.61	$10.00		
Value at end of period	$25.88	$19.50	$19.67	$19.69	$19.23	$13.94	$11.74	$12.61		
Number of accumulation units outstanding at end of period	573	579	585	591	596	603	1,174	1,187		
WELLS FARGO VT SMALL CAP GROWTH FUND										
Value at beginning of period	$26.95	$25.37	$26.49	$27.38	$18.48	$17.38	$18.47	$14.78	$9.82	$17.00
Value at end of period	$33.44	$26.95	$25.37	$26.49	$27.38	$18.48	$17.38	$18.47	$14.78	$9.82
Number of accumulation units outstanding at end of period	0	0	0	0	0	153	1,280	1,893	1,992	2,221

Separate Account Annual Charges of 1.45%

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
COLUMBIA SMALL CAP VALUE FUND (CLASS 2)										
Value at beginning of period	$35.07	$26.81	$29.04	$28.59	$21.65	$19.74	$21.34	$17.12	$13.90	$19.63
Value at end of period	$39.40	$35.07	$26.81	$29.04	$28.59	$21.65	$19.74	$21.34	$17.12	$13.90
Number of accumulation units outstanding at end of period	143,036	223,190	288,185	352,191	481,241	585,451	662,341	745,402	862,023	1,030,405
PROFUND VP BULL										
Value at beginning of period	$14.08	$13.03	$13.28	$12.09	$9.45	$8.42	$8.55	$7.70	$6.29	$10.23
Value at end of period	$16.56	$14.08	$13.03	$13.28	$12.09	$9.45	$8.42	$8.55	$7.70	$6.29
Number of accumulation units outstanding at end of period	49,570	64,579	83,082	90,996	146,571	176,369	229,572	349,659	384,448	417,520
PROFUND VP EUROPE 30										
Value at beginning of period	$9.81	$9.23	$10.51	$11.68	$9.74	$8.48	$9.44	$9.33	$7.16	$12.97
Value at end of period	$11.57	$9.81	$9.23	$10.51	$11.68	$9.74	$8.48	$9.44	$9.33	$7.16
Number of accumulation units outstanding at end of period	20,021	33,185	36,599	40,732	55,207	76,226	95,230	115,157	137,957	176,707
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$2.02	$2.16	$2.22	$3.23	$2.82	$3.07	$4.99	$6.03	$4.63	$7.57
Value at end of period	$1.75	$2.02	$2.16	$2.22	$3.23	$2.82	$3.07	$4.99	$6.03	$4.63
Number of accumulation units outstanding at end of period	28,051	31,278	43,869	68,213	91,758	126,120	142,733	153,552	178,986	238,350
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$15.09	$15.30	$15.52	$15.75	$15.97	$16.21	$16.44	$16.68	$16.88	$16.72
Value at end of period	$14.93	$15.09	$15.30	$15.52	$15.75	$15.97	$16.21	$16.44	$16.68	$16.88
Number of accumulation units outstanding at end of period	920,240	1,182,481	1,642,900	2,155,791	2,960,758	3,221,646	4,121,705	4,765,149	7,031,809	12,640,768
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.75	$14.63	$15.12	$13.92	$10.86	$9.56	$9.99			
Value at end of period	$18.59	$15.75	$14.63	$15.12	$13.92	$10.86	$9.56			
Number of accumulation units outstanding at end of period	1,412,749	1,935,972	2,357,589	2,891,838	3,836,159	4,707,103	5,571,491			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.30	$13.26	$13.68	$12.57	$9.78	$8.60	$8.77	$7.82	$6.10	$9.95
Value at end of period	$16.92	$14.30	$13.26	$13.68	$12.57	$9.78	$8.60	$8.77	$7.82	$6.10
Number of accumulation units outstanding at end of period	1,513,248	2,189,006	2,823,985	3,452,928	4,473,075	5,894,655	7,309,908	5,553,955	6,354,228	5,498,422
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$20.05	$17.76	$18.39	$18.44	$17.72	$15.77	$15.32	$13.61	$9.24	$12.11
Value at end of period	$20.99	$20.05	$17.76	$18.39	$18.44	$17.72	$15.77	$15.32	$13.61	$9.24
Number of accumulation units outstanding at end of period	664,016	904,379	1,012,788	1,280,544	1,665,298	2,184,092	2,491,020	2,933,389	3,043,266	3,714,547

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$17.08	$15.76	$15.89	$14.20	$10.86	$9.66	$9.83	$8.78	$7.24	$11.74
Value at end of period	$20.92	$17.08	$15.76	$15.89	$14.20	$10.86	$9.66	$9.83	$8.78	$7.24
Number of accumulation units outstanding at end of period	158,038	236,651	282,722	318,348	423,824	651,811	715,155	884,341	938,032	1,042,303
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$26.60	$22.90	$23.73	$22.03	$16.65	$14.39	$14.81	$12.36	$9.54	$15.55
Value at end of period	$29.69	$26.60	$22.90	$23.73	$22.03	$16.65	$14.39	$14.81	$12.36	$9.54
Number of accumulation units outstanding at end of period	112,236	130,443	145,186	171,063	223,131	281,879	324,303	401,903	504,402	588,432
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$27.27	$21.79	$22.90	$22.08	$15.75	$14.25	$14.60	$12.10	$9.86	$15.08
Value at end of period	$29.46	$27.27	$21.79	$22.90	$22.08	$15.75	$14.25	$14.60	$12.10	$9.86
Number of accumulation units outstanding at end of period	51,878	70,817	83,770	101,167	139,132	177,088	214,788	286,449	340,526	403,831
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$15.68	$15.27	$15.46	$14.73	$15.00	$13.96	$13.20	$12.23	$11.15	$12.39
Value at end of period	$16.19	$15.68	$15.27	$15.46	$14.73	$15.00	$13.96	$13.20	$12.23	$11.15
Number of accumulation units outstanding at end of period	2,733,337	3,628,894	4,519,633	5,528,408	1,551,460	1,883,109	2,424,393	2,524,418	2,778,230	3,181,205
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$9.31	$9.42	$9.69	$10.56						
Value at end of period	$11.40	$9.31	$9.42	$9.69						
Number of accumulation units outstanding at end of period	1,261,216	1,720,549	2,191,357	2,741,578						
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$8.68	$8.76	$8.98	$9.71	$8.14	$6.97	$8.08	$7.62	$6.06	$10.32
Value at end of period	$10.65	$8.68	$8.76	$8.98	$9.71	$8.14	$6.97	$8.08	$7.62	$6.06
Number of accumulation units outstanding at end of period	58,240	82,645	116,289	157,000	300,509	234,663	222,875	692,293	588,677	37,212
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$15.66	$15.37	$14.76	$13.25	$10.32	$10.27				
Value at end of period	$19.91	$15.66	$15.37	$14.76	$13.25	$10.32				
Number of accumulation units outstanding at end of period	2,393,623	3,272,877	4,067,317	4,989,819	6,510,996	8,011,707				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$24.95	$24.42	$23.35	$20.90	$16.24	$13.98	$13.88	$12.33	$8.78	$12.30
Value at end of period	$31.82	$24.95	$24.42	$23.35	$20.90	$16.24	$13.98	$13.88	$12.33	$8.78
Number of accumulation units outstanding at end of period	1,483,134	2,025,521	2,572,012	3,274,957	1,462,907	963,656	1,126,811	595,332	487,747	66,305
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.58	$14.81	$15.77	$14.58	$11.32	$10.05	$10.05			
Value at end of period	$18.50	$16.58	$14.81	$15.77	$14.58	$11.32	$10.05			
Number of accumulation units outstanding at end of period	1,643,998	2,300,260	2,960,695	3,499,609	2,959,548	608,917	698,403			
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$18.53	$17.57	$17.79	$16.63	$12.81	$11.41	$11.67	$9.11	$6.56	$10.68
Value at end of period	$22.79	$18.53	$17.57	$17.79	$16.63	$12.81	$11.41	$11.67	$9.11	$6.56
Number of accumulation units outstanding at end of period	1,892,356	1,076,825	1,343,608	1,628,870	2,202,017	2,238,891	2,735,925	3,660,850	3,762,445	4,001,366
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.33	$17.14	$17.48	$15.43	$12.02	$11.06	$11.75	$10.29	$8.41	$13.08
Value at end of period	$21.93	$18.33	$17.14	$17.48	$15.43	$12.02	$11.06	$11.75	$10.29	$8.41
Number of accumulation units outstanding at end of period	121,752	185,460	204,638	215,054	216,634	262,250	329,597	372,241	413,573	449,248

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.85	$13.09	$13.56	$13.07	$11.17	$10.04	$10.31	$9.37	$9.22	
Value at end of period	$15.92	$13.85	$13.09	$13.56	$13.07	$11.17	$10.04	$10.31	$9.37	
Number of accumulation units outstanding at end of period	3,326,906	4,351,205	5,677,271	6,905,816	8,311,637	9,179,579	10,424,293	11,613,550	12,837,062	
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.86	$13.17	$13.57	$13.03	$11.43	$10.39	$10.54	$9.63	$9.49	
Value at end of period	$15.65	$13.86	$13.17	$13.57	$13.03	$11.43	$10.39	$10.54	$9.63	
Number of accumulation units outstanding at end of period	2,560,615	3,291,083	4,086,775	4,720,734	5,882,523	6,458,891	7,416,905	8,432,784	9,436,744	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.24	$12.70	$13.09	$12.62	$11.64	$10.71	$10.64	$9.86	$9.75	
Value at end of period	$14.59	$13.24	$12.70	$13.09	$12.62	$11.64	$10.71	$10.64	$9.86	
Number of accumulation units outstanding at end of period	1,787,135	2,479,170	3,020,673	3,504,660	4,251,012	4,795,887	5,638,396	5,981,284	6,824,537	
VOYA RUSSELL^{TM} LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.92	$24.74	$23.38	$21.04	$16.21	$14.40	$14.06	$12.68	$10.27	
Value at end of period	$33.45	$25.92	$24.74	$23.38	$21.04	$16.21	$14.40	$14.06	$12.68	
Number of accumulation units outstanding at end of period	373,132	525,759	619,236	719,090	895,848	1,037,401	1,193,971	1,210,244	1,395,258	
VOYA RUSSELL^{TM} LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$16.26	$14.90	$14.85	$13.38	$10.30	$9.07	$9.01	$8.16	$6.71	$10.13
Value at end of period	$19.59	$16.26	$14.90	$14.85	$13.38	$10.30	$9.07	$9.01	$8.16	$6.71
Number of accumulation units outstanding at end of period	778,203	1,205,545	1,507,125	1,691,723	1,932,569	2,420,201	2,812,730	4,030,871	5,261,284	243,155
VOYA RUSSELL^{TM} LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$23.95	$21.08	$22.22	$20.10	$15.51	$13.58	$13.70	$12.51	$10.35	
Value at end of period	$26.72	$23.95	$21.08	$22.22	$20.10	$15.51	$13.58	$13.70	$12.51	
Number of accumulation units outstanding at end of period	268,800	372,502	483,403	104,122	125,461	166,446	166,253	175,163	61,958	
VOYA RUSSELL^{TM} MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$26.48	$25.16	$25.73	$23.50	$17.68	$15.53	$16.11	$12.99	$10.40	
Value at end of period	$32.46	$26.48	$25.16	$25.73	$23.50	$17.68	$15.53	$16.11	$12.99	
Number of accumulation units outstanding at end of period	259,582	347,394	456,080	465,659	588,443	707,299	887,614	1,117,706	1,349,863	
VOYA RUSSELL^{TM} SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$18.27	$15.34	$16.35	$15.85	$11.62	$10.18	$10.78	$8.68	$6.97	$10.06
Value at end of period	$20.52	$18.27	$15.34	$16.35	$15.85	$11.62	$10.18	$10.78	$8.68	$6.97
Number of accumulation units outstanding at end of period	225,008	334,998	394,050	469,219	744,447	662,815	832,166	1,415,119	1,266,182	1,152,601
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$16.40	$14.71	$15.10	$14.54	$10.64	$9.39	$9.48	$7.28	$5.65	$8.77
Value at end of period	$19.14	$16.40	$14.71	$15.10	$14.54	$10.64	$9.39	$9.48	$7.28	$5.65
Number of accumulation units outstanding at end of period	249,032	320,707	403,774	459,652	582,841	695,269	806,024	964,109	1,126,157	1,241,548
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$20.01	$16.35	$16.77	$16.01	$11.83	$10.50	$10.95	$8.96	$7.15	$10.08
Value at end of period	$21.89	$20.01	$16.35	$16.77	$16.01	$11.83	$10.50	$10.95	$8.96	$7.15
Number of accumulation units outstanding at end of period	86,148	125,505	159,039	168,456	242,690	246,640	301,151	435,427	436,482	366,888

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.04	$9.60	$10.03							
Value at end of period	$11.69	$10.04	$9.60							
Number of accumulation units outstanding at end of period	592,446	691,825	782,725							
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.76	$11.69	$11.86	$11.41	$11.91	$11.67	$11.07	$10.61	$10.20	$9.95
Value at end of period	$11.93	$11.76	$11.69	$11.86	$11.41	$11.91	$11.67	$11.07	$10.61	$10.20
Number of accumulation units outstanding at end of period	376,513	622,060	696,107	656,966	672,358	1,166,878	1,615,557	1,016,026	1,320,634	1,644,114
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$20.41	$19.66	$21.01	$20.43	$14.93	$12.66	$12.57	$10.08	$7.56	$13.07
Value at end of period	$25.79	$20.41	$19.66	$21.01	$20.43	$14.93	$12.66	$12.57	$10.08	$7.56
Number of accumulation units outstanding at end of period	304,082	369,854	468,510	649,922	924,338	846,060	1,007,997	1,011,816	1,123,724	797,643
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.78	$13.90	$14.35	$12.79	$12.51	$10.10	$10.83	$9.47	$7.20	$12.44
Value at end of period	$15.01	$13.78	$13.90	$14.35	$12.79	$12.51	$10.10	$10.83	$9.47	$7.20
Number of accumulation units outstanding at end of period	74,258	98,113	130,411	164,320	200,092	265,526	331,412	393,756	503,512	700,495
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$109.50	$106.59	$105.06	$82.08	$81.61	$71.67	$66.42	$52.66	$39.32	$64.90
Value at end of period	$113.51	$109.50	$106.59	$105.06	$82.08	$81.61	$71.67	$66.42	$52.66	$39.32
Number of accumulation units outstanding at end of period	93,584	126,724	159,663	193,312	258,685	327,757	390,039	492,690	598,470	691,765
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.29	$15.25	$15.03	$13.52	$10.18	$9.20	$9.79	$8.87	$6.84	$11.42
Value at end of period	$19.52	$16.29	$15.25	$15.03	$13.52	$10.18	$9.20	$9.79	$8.87	$6.84
Number of accumulation units outstanding at end of period	186,272	267,827	385,227	480,581	436,661	490,049	575,208	622,915	673,194	683,783
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$17.95	$14.72	$15.39	$14.97	$10.85	$9.64	$10.05	$8.14	$6.63	$10.20
Value at end of period	$19.62	$17.95	$14.72	$15.39	$14.97	$10.85	$9.64	$10.05	$8.14	$6.63
Number of accumulation units outstanding at end of period	70,066	98,334	128,489	151,763	200,359	247,389	302,379	391,648	562,710	687,982
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$15.39	$13.50	$14.63	$14.14	$12.51	$11.27	$11.16	$10.02	$7.70	$11.05
Value at end of period	$16.73	$15.39	$13.50	$14.63	$14.14	$12.51	$11.27	$11.16	$10.02	$7.70
Number of accumulation units outstanding at end of period	450,304	649,296	866,893	1,150,591	1,295,543	1,391,383	1,455,775	1,463,809	1,751,595	1,397,558
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$21.37	$18.41	$19.87	$18.47	$13.89	$11.87	$12.31	$10.85	$8.56	$13.68
Value at end of period	$24.79	$21.37	$18.41	$19.87	$18.47	$13.89	$11.87	$12.31	$10.85	$8.56
Number of accumulation units outstanding at end of period	122,719	181,982	249,779	295,167	350,202	268,299	355,315	412,903	304,404	328,003
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$19.01	$16.77	$17.42	$16.26	$13.24	$11.94	$12.28	$11.12	$9.22	$12.24
Value at end of period	$20.72	$19.01	$16.77	$17.42	$16.26	$13.24	$11.94	$12.28	$11.12	$9.22
Number of accumulation units outstanding at end of period	1,106,840	1,560,215	2,006,471	2,548,610	508,036	521,622	590,503	765,973	864,371	1,127,556
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$51.22	$43.33	$45.30	$41.74	$31.64	$28.02	$29.06	$26.21	$21.46	$32.13
Value at end of period	$57.49	$51.22	$43.33	$45.30	$41.74	$31.64	$28.02	$29.06	$26.21	$21.46
Number of accumulation units outstanding at end of period	221,829	298,844	376,141	463,258	602,131	709,660	892,020	1,110,882	1,374,453	1,628,583
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.65	$17.66	$21.28	$21.39	$23.03	$19.62	$24.36	$20.55	$12.15	$25.31
Value at end of period	$27.70	$19.65	$17.66	$21.28	$21.39	$23.03	$19.62	$24.36	$20.55	$12.15
Number of accumulation units outstanding at end of period	346,448	447,846	559,873	669,759	952,323	1,199,195	1,355,402	1,650,884	2,201,064	2,324,744

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$29.98	$25.02	$26.36	$24.68	$18.03	$15.41	$15.85	$12.69	$10.11	$14.65
Value at end of period	$34.14	$29.98	$25.02	$26.36	$24.68	$18.03	$15.41	$15.85	$12.69	$10.11
Number of accumulation units outstanding at end of period	296,576	412,576	539,081	620,030	883,036	972,834	1,125,310	1,465,971	1,196,490	1,267,700
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
Value at beginning of period	$28.05	$27.03	$25.79	$25.10	$21.33	$18.69	$17.39	$15.49	$12.20	$17.32
Value at end of period	$34.78	$28.05	$27.03	$25.79	$25.10	$21.33	$18.69	$17.39	$15.49	$12.20
Number of accumulation units outstanding at end of period	260,136	379,843	444,955	516,372	657,998	797,870	900,513	1,120,563	1,119,057	1,204,902
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$20.88	$21.19	$20.71	$20.58	$16.47	$13.77	$15.25	$13.36	$9.73	$16.59
Value at end of period	$28.01	$20.88	$21.19	$20.71	$20.58	$16.47	$13.77	$15.25	$13.36	$9.73
Number of accumulation units outstanding at end of period	124,811	123,016	223,188	169,403	176,008	161,063	194,956	174,331	212,511	273,401
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$86.02	$80.78	$77.90	$70.48	$58.52	$51.87	$51.16	$45.52	$34.67	$48.53
Value at end of period	$97.58	$86.02	$80.78	$77.90	$70.48	$58.52	$51.87	$51.16	$45.52	$34.67
Number of accumulation units outstanding at end of period	701,059	984,553	1,216,076	1,429,747	1,857,652	2,216,025	2,647,508	3,275,890	3,886,619	4,433,309
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$50.18	$42.87	$46.72	$44.12	$34.51	$29.87	$30.58	$27.00	$21.92	$34.59
Value at end of period	$57.48	$50.18	$42.87	$46.72	$44.12	$34.51	$29.87	$30.58	$27.00	$21.92
Number of accumulation units outstanding at end of period	445,864	684,568	829,045	998,913	1,276,446	1,533,522	1,894,792	2,201,856	2,517,735	2,795,600
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.86	$16.90	$15.51	$14.52	$10.61	$9.07	$9.33	$8.12	$5.78	$10.17
Value at end of period	$22.15	$16.86	$16.90	$15.51	$14.52	$10.61	$9.07	$9.33	$8.12	$5.78
Number of accumulation units outstanding at end of period	432,559	484,836	701,819	636,610	763,626	752,802	460,502	470,209	703,913	141,482
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.85	$14.78	$15.14	$15.54	$13.79	$11.78	$13.64	$12.16	$8.97	$18.03
Value at end of period	$18.71	$14.85	$14.78	$15.14	$15.54	$13.79	$11.78	$13.64	$12.16	$8.97
Number of accumulation units outstanding at end of period	237,722	298,090	413,670	411,984	556,772	668,373	772,576	908,034	1,045,341	1,284,421
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.79	$10.77	$11.34	$12.35	$10.45	$8.94	$10.33	$9.65	$7.43	$12.70
Value at end of period	$12.97	$10.79	$10.77	$11.34	$12.35	$10.45	$8.94	$10.33	$9.65	$7.43
Number of accumulation units outstanding at end of period	777,257	1,087,258	1,480,818	1,705,553	2,286,338	2,630,314	719,050	1,151,323	1,511,460	1,045,633
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$29.82	$27.28	$29.95	$31.25	$24.28	$20.23	$21.77	$20.50	$15.73	$26.45
Value at end of period	$34.74	$29.82	$27.28	$29.95	$31.25	$24.28	$20.23	$21.77	$20.50	$15.73
Number of accumulation units outstanding at end of period	242,191	349,030	447,571	521,559	670,692	812,061	996,405	1,229,607	1,427,683	1,551,009

Separate Account Annual Charges of 1.55%

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
COLUMBIA SMALL CAP VALUE FUND (CLASS 2)										
Value at beginning of period	$34.59	$26.47	$28.70	$28.29	$21.43	$19.57	$21.18	$17.01	$13.82	$19.54
Value at end of period	$38.82	$34.59	$26.47	$28.70	$28.29	$21.43	$19.57	$21.18	$17.01	$13.82
Number of accumulation units outstanding at end of period	82,266	140,866	178,809	222,656	266,090	308,082	339,946	390,405	436,197	489,524
PROFUND VP BULL										
Value at beginning of period	$13.86	$12.84	$13.10	$11.94	$9.34	$8.33	$8.46	$7.64	$6.24	$10.17
Value at end of period	$16.28	$13.86	$12.84	$13.10	$11.94	$9.34	$8.33	$8.46	$7.64	$6.24
Number of accumulation units outstanding at end of period	11,413	14,357	16,300	17,517	22,658	30,083	33,539	45,340	51,804	55,097

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
PROFUND VP EUROPE 30										
Value at beginning of period	$9.65	$9.10	$10.37	$11.53	$9.63	$8.39	$9.35	$9.25	$7.10	$12.89
Value at end of period	$11.38	$9.65	$9.10	$10.37	$11.53	$9.63	$8.39	$9.35	$9.25	$7.10
Number of accumulation units outstanding at end of period	3,221	5,865	8,635	11,666	15,516	17,514	21,957	24,560	34,981	40,965
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$1.99	$2.13	$2.20	$3.20	$2.79	$3.05	$4.95	$5.99	$4.60	$7.54
Value at end of period	$1.72	$1.99	$2.13	$2.20	$3.20	$2.79	$3.05	$4.95	$5.99	$4.60
Number of accumulation units outstanding at end of period	93,196	132,958	141,169	162,333	160,479	177,074	170,453	189,111	208,414	230,571
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$14.74	$14.95	$15.19	$15.42	$15.66	$15.91	$16.16	$16.41	$16.61	$16.47
Value at end of period	$14.57	$14.74	$14.95	$15.19	$15.42	$15.66	$15.91	$16.16	$16.41	$16.61
Number of accumulation units outstanding at end of period	1,815,860	3,193,577	3,247,100	3,770,641	3,899,713	4,509,255	6,569,786	5,366,980	6,925,003	11,654,931
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.65	$14.55	$15.06	$13.88	$10.83	$9.55	$9.99			
Value at end of period	$18.46	$15.65	$14.55	$15.06	$13.88	$10.83	$9.55			
Number of accumulation units outstanding at end of period	3,201,778	4,443,552	5,361,077	6,213,501	7,258,644	8,070,041	8,647,939			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.17	$13.15	$13.58	$12.49	$9.73	$8.56	$8.74	$7.80	$6.09	$9.95
Value at end of period	$16.75	$14.17	$13.15	$13.58	$12.49	$9.73	$8.56	$8.74	$7.80	$6.09
Number of accumulation units outstanding at end of period	1,451,931	2,064,122	2,487,712	2,990,699	3,517,921	3,912,778	4,432,990	2,208,411	2,466,114	1,706,786
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$19.80	$17.55	$18.19	$18.26	$17.56	$15.64	$15.22	$13.53	$9.20	$12.06
Value at end of period	$20.70	$19.80	$17.55	$18.19	$18.26	$17.56	$15.64	$15.22	$13.53	$9.20
Number of accumulation units outstanding at end of period	1,213,512	1,598,461	1,475,671	1,846,888	2,275,773	2,171,409	2,042,969	2,059,551	1,781,395	2,182,503
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$16.81	$15.53	$15.67	$14.02	$10.73	$9.56	$9.74	$8.71	$7.19	$11.66
Value at end of period	$20.58	$16.81	$15.53	$15.67	$14.02	$10.73	$9.56	$9.74	$8.71	$7.19
Number of accumulation units outstanding at end of period	174,450	252,503	276,691	351,353	420,962	557,532	604,682	647,790	705,055	923,149
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$23.17	$19.98	$20.72	$19.25	$14.57	$12.61	$12.98	$10.85	$8.38	$13.67
Value at end of period	$25.85	$23.17	$19.98	$20.72	$19.25	$14.57	$12.61	$12.98	$10.85	$8.38
Number of accumulation units outstanding at end of period	186,572	293,519	345,279	441,525	523,334	593,513	638,560	702,179	793,765	978,688
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.81	$18.24	$19.19	$18.52	$13.22	$11.98	$12.29	$10.19	$8.31	$12.73
Value at end of period	$24.61	$22.81	$18.24	$19.19	$18.52	$13.22	$11.98	$12.29	$10.19	$8.31
Number of accumulation units outstanding at end of period	153,397	221,172	258,846	337,671	391,901	439,286	476,731	519,025	583,023	725,123
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$15.45	$15.06	$15.26	$14.56	$14.84	$13.82	$13.08	$12.13	$11.08	$12.32
Value at end of period	$15.94	$15.45	$15.06	$15.26	$14.56	$14.84	$13.82	$13.08	$12.13	$11.08
Number of accumulation units outstanding at end of period	10,832,880	12,972,369	15,324,188	17,034,078	6,617,969	6,205,520	6,827,350	7,515,594	7,582,620	7,875,077
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$9.29	$9.40	$9.68	$10.34						
Value at end of period	$11.35	$9.29	$9.40	$9.68						
Number of accumulation units outstanding at end of period	3,709,729	5,091,355	6,089,661	16,499,656						

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$8.60	$8.69	$8.92	$9.66	$8.10	$6.94	$8.06	$7.60	$6.06	$10.30
Value at end of period	$10.54	$8.60	$8.69	$8.92	$9.66	$8.10	$6.94	$8.06	$7.60	$6.06
Number of accumulation units outstanding at end of period	152,773	216,743	273,814	329,682	567,181	331,557	313,062	667,677	780,457	94,606
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$15.58	$15.32	$14.72	$13.22	$10.31	$10.27				
Value at end of period	$19.79	$15.58	$15.32	$14.72	$13.22	$10.31				
Number of accumulation units outstanding at end of period	5,031,248	7,197,079	8,759,490	10,508,888	12,273,822	13,411,304				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$24.63	$24.13	$23.10	$20.70	$16.09	$13.88	$13.78	$12.25	$8.74	$12.25
Value at end of period	$31.39	$24.63	$24.13	$23.10	$20.70	$16.09	$13.88	$13.78	$12.25	$8.74
Number of accumulation units outstanding at end of period	3,381,545	4,856,950	5,808,182	7,003,062	3,763,478	905,337	993,020	710,705	734,625	52,587
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.48	$14.74	$15.70	$14.54	$11.30	$10.04	$10.05			
Value at end of period	$18.37	$16.48	$14.74	$15.70	$14.54	$11.30	$10.04			
Number of accumulation units outstanding at end of period	3,065,381	4,326,324	5,415,720	5,604,722	2,877,955	340,097	302,100			
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$18.24	$17.31	$17.54	$16.41	$12.66	$11.29	$11.56	$9.03	$6.51	$10.61
Value at end of period	$22.41	$18.24	$17.31	$17.54	$16.41	$12.66	$11.29	$11.56	$9.03	$6.51
Number of accumulation units outstanding at end of period	3,135,965	1,954,083	2,504,710	2,690,937	3,124,364	2,506,150	2,718,315	2,982,870	3,271,761	3,224,478
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.11	$16.95	$17.31	$15.29	$11.92	$10.98	$11.69	$10.24	$8.38	$13.04
Value at end of period	$21.65	$18.11	$16.95	$17.31	$15.29	$11.92	$10.98	$11.69	$10.24	$8.38
Number of accumulation units outstanding at end of period	145,861	214,179	207,899	242,874	185,226	198,164	228,589	188,808	176,349	209,565
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.75	$13.01	$13.49	$13.01	$11.14	$10.01	$10.30	$9.37	$9.22	
Value at end of period	$15.79	$13.75	$13.01	$13.49	$13.01	$11.14	$10.01	$10.30	$9.37	
Number of accumulation units outstanding at end of period	15,104,139	20,464,188	24,415,302	28,729,038	32,690,127	34,865,974	37,773,447	40,492,715	44,077,032	
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.76	$13.08	$13.50	$12.98	$11.39	$10.37	$10.52	$9.63	$9.49	
Value at end of period	$15.52	$13.76	$13.08	$13.50	$12.98	$11.39	$10.37	$10.52	$9.63	
Number of accumulation units outstanding at end of period	8,641,159	11,476,568	13,903,081	16,072,864	18,422,570	19,744,287	21,149,319	22,990,155	25,122,621	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.14	$12.62	$13.02	$12.57	$11.60	$10.69	$10.63	$9.86	$9.75	
Value at end of period	$14.47	$13.14	$12.62	$13.02	$12.57	$11.60	$10.69	$10.63	$9.86	
Number of accumulation units outstanding at end of period	5,211,546	6,468,772	7,755,326	9,017,630	10,095,024	10,690,851	12,059,152	12,371,740	13,291,121	
VOYA RUSSELL^{TM} LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.72	$24.57	$23.25	$20.94	$16.15	$14.36	$14.04	$12.68	$10.20	
Value at end of period	$33.16	$25.72	$24.57	$23.25	$20.94	$16.15	$14.36	$14.04	$12.68	
Number of accumulation units outstanding at end of period	450,100	572,517	705,871	748,523	459,818	494,495	302,868	253,938	271,573	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$16.11	$14.78	$14.75	$13.30	$10.25	$9.04	$8.99	$8.15	$6.70	$10.09
Value at end of period	$19.40	$16.11	$14.78	$14.75	$13.30	$10.25	$9.04	$8.99	$8.15	$6.70
Number of accumulation units outstanding at end of period	2,135,989	2,855,803	3,162,422	3,761,472	3,931,171	4,012,506	4,354,219	5,375,801	5,953,643	348,627
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$23.76	$20.93	$22.10	$20.00	$15.45	$13.54	$13.67	$12.50	$10.59	
Value at end of period	$26.48	$23.76	$20.93	$22.10	$20.00	$15.45	$13.54	$13.67	$12.50	
Number of accumulation units outstanding at end of period	425,658	587,660	635,055	338,942	268,240	239,511	223,897	170,983	59,990	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$26.28	$24.99	$25.58	$23.39	$17.61	$15.49	$16.08	$12.98	$10.40	
Value at end of period	$32.17	$26.28	$24.99	$25.58	$23.39	$17.61	$15.49	$16.08	$12.98	
Number of accumulation units outstanding at end of period	771,383	929,625	1,113,322	1,265,911	1,345,610	1,459,171	1,615,359	1,976,186	2,056,517	
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$18.10	$15.22	$16.24	$15.76	$11.57	$10.14	$10.75	$8.66	$6.96	$10.02
Value at end of period	$20.32	$18.10	$15.22	$16.24	$15.76	$11.57	$10.14	$10.75	$8.66	$6.96
Number of accumulation units outstanding at end of period	527,921	689,092	954,985	912,122	1,454,537	887,425	895,974	1,667,335	949,289	830,338
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$16.14	$14.49	$14.89	$14.36	$10.51	$9.29	$9.39	$7.22	$5.61	$8.71
Value at end of period	$18.82	$16.14	$14.49	$14.89	$14.36	$10.51	$9.29	$9.39	$7.22	$5.61
Number of accumulation units outstanding at end of period	52,374	72,229	83,691	115,103	132,518	148,942	169,269	196,789	217,723	243,159
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.84	$16.23	$16.65	$15.92	$11.77	$10.46	$10.92	$8.95	$7.14	$10.05
Value at end of period	$21.68	$19.84	$16.23	$16.65	$15.92	$11.77	$10.46	$10.92	$8.95	$7.14
Number of accumulation units outstanding at end of period	342,474	648,867	554,499	525,700	485,570	446,247	527,871	579,000	634,300	469,428
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.03	$9.59	$10.03							
Value at end of period	$11.66	$10.03	$9.59							
Number of accumulation units outstanding at end of period	3,236,353	3,867,937	4,495,179							
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.66	$11.60	$11.78	$11.34	$11.85	$11.62	$11.04	$10.59	$10.19	$10.01
Value at end of period	$11.81	$11.66	$11.60	$11.78	$11.34	$11.85	$11.62	$11.04	$10.59	$10.19
Number of accumulation units outstanding at end of period	1,168,450	1,591,509	1,872,977	1,402,091	1,281,753	1,814,026	2,150,527	1,334,264	1,500,270	934,344
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$20.17	$19.45	$20.80	$20.25	$14.81	$12.57	$12.49	$10.03	$7.54	$13.03
Value at end of period	$25.46	$20.17	$19.45	$20.80	$20.25	$14.81	$12.57	$12.49	$10.03	$7.54
Number of accumulation units outstanding at end of period	1,008,842	1,392,087	1,653,197	1,912,671	2,388,971	2,279,955	2,421,462	2,432,509	2,345,939	2,106,592
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.64	$13.76	$14.22	$12.69	$12.43	$10.05	$10.77	$9.43	$7.18	$12.42
Value at end of period	$14.83	$13.64	$13.76	$14.22	$12.69	$12.43	$10.05	$10.77	$9.43	$7.18
Number of accumulation units outstanding at end of period	364,973	487,243	569,195	662,560	768,231	863,255	969,147	1,095,177	1,244,389	1,357,650
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$106.60	$103.86	$102.48	$80.15	$79.76	$70.13	$65.05	$51.63	$38.59	$63.75
Value at end of period	$110.39	$106.60	$103.86	$102.48	$80.15	$79.76	$70.13	$65.05	$51.63	$38.59
Number of accumulation units outstanding at end of period	103,822	148,101	192,708	230,992	287,952	312,800	360,742	424,192	497,924	581,354

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.11	$15.09	$14.89	$13.41	$10.11	$9.14	$9.74	$8.83	$6.82	$11.39
Value at end of period	$19.29	$16.11	$15.09	$14.89	$13.41	$10.11	$9.14	$9.74	$8.83	$6.82
Number of accumulation units outstanding at end of period	920,239	1,306,840	1,669,097	1,818,040	1,717,969	1,821,960	1,898,291	2,217,712	2,116,674	2,268,505
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$17.75	$14.58	$15.26	$14.85	$10.78	$9.59	$10.01	$8.11	$6.61	$10.18
Value at end of period	$19.39	$17.75	$14.58	$15.26	$14.85	$10.78	$9.59	$10.01	$8.11	$6.61
Number of accumulation units outstanding at end of period	328,731	496,344	595,926	683,347	795,635	903,195	991,485	1,117,333	1,318,915	1,531,120
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$15.22	$13.36	$14.50	$14.03	$12.43	$11.21	$11.11	$9.98	$7.68	$11.03
Value at end of period	$16.53	$15.22	$13.36	$14.50	$14.03	$12.43	$11.21	$11.11	$9.98	$7.68
Number of accumulation units outstanding at end of period	1,479,492	1,885,148	2,203,972	2,865,915	2,813,187	2,862,155	2,799,708	2,754,551	2,779,793	2,309,772
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$21.06	$18.16	$19.62	$18.26	$13.74	$11.76	$12.20	$10.76	$8.50	$13.60
Value at end of period	$24.40	$21.06	$18.16	$19.62	$18.26	$13.74	$11.76	$12.20	$10.76	$8.50
Number of accumulation units outstanding at end of period	419,465	651,619	731,638	1,016,602	948,040	815,825	847,673	839,486	896,353	881,846
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.78	$16.59	$17.25	$16.12	$13.14	$11.86	$12.21	$11.07	$9.19	$12.21
Value at end of period	$20.46	$18.78	$16.59	$17.25	$16.12	$13.14	$11.86	$12.21	$11.07	$9.19
Number of accumulation units outstanding at end of period	1,948,535	2,505,450	3,212,172	3,720,437	878,412	726,990	795,736	858,504	916,529	999,855
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$50.09	$42.43	$44.40	$40.95	$31.07	$27.55	$28.60	$25.82	$21.16	$31.72
Value at end of period	$56.17	$50.09	$42.43	$44.40	$40.95	$31.07	$27.55	$28.60	$25.82	$21.16
Number of accumulation units outstanding at end of period	814,737	1,150,908	1,220,170	1,511,929	1,785,140	1,801,828	1,976,047	2,293,500	2,632,002	3,137,304
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.28	$17.34	$20.92	$21.05	$22.69	$19.35	$24.04	$20.30	$12.02	$25.05
Value at end of period	$27.15	$19.28	$17.34	$20.92	$21.05	$22.69	$19.35	$24.04	$20.30	$12.02
Number of accumulation units outstanding at end of period	1,191,491	1,487,212	1,737,218	2,005,917	2,471,939	2,427,330	2,514,898	2,700,954	3,369,046	3,336,198
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$29.54	$24.67	$26.02	$24.39	$17.83	$15.26	$15.71	$12.59	$10.04	$14.56
Value at end of period	$33.61	$29.54	$24.67	$26.02	$24.39	$17.83	$15.26	$15.71	$12.59	$10.04
Number of accumulation units outstanding at end of period	500,845	733,933	770,594	840,260	1,006,482	834,365	1,344,449	1,345,723	674,535	685,118
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
Value at beginning of period	$27.64	$26.66	$25.46	$24.80	$21.10	$18.51	$17.24	$15.37	$12.11	$17.23
Value at end of period	$34.24	$27.64	$26.66	$25.46	$24.80	$21.10	$18.51	$17.24	$15.37	$12.11
Number of accumulation units outstanding at end of period	546,471	810,541	1,134,669	1,121,739	1,290,847	1,257,087	1,167,129	1,415,808	1,168,866	1,078,572
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$18.07	$18.36	$17.96	$17.87	$14.31	$11.98	$13.28	$11.65	$8.49	$14.49
Value at end of period	$24.22	$18.07	$18.36	$17.96	$17.87	$14.31	$11.98	$13.28	$11.65	$8.49
Number of accumulation units outstanding at end of period	594,957	466,980	742,470	589,862	629,222	598,783	663,516	662,061	726,173	832,152
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$83.74	$78.72	$75.99	$68.82	$57.20	$50.75	$50.10	$44.63	$34.02	$47.67
Value at end of period	$94.89	$83.74	$78.72	$75.99	$68.82	$57.20	$50.75	$50.10	$44.63	$34.02
Number of accumulation units outstanding at end of period	1,635,820	2,217,269	2,555,692	2,896,799	3,145,485	3,241,919	3,524,504	3,920,389	4,481,696	4,590,193

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$48.85	$41.77	$45.57	$43.08	$33.73	$29.23	$29.95	$26.47	$21.51	$33.98
Value at end of period	$55.90	$48.85	$41.77	$45.57	$43.08	$33.73	$29.23	$29.95	$26.47	$21.51
Number of accumulation units outstanding at end of period	583,647	785,962	895,305	1,070,633	1,200,426	1,347,904	1,582,040	1,584,809	1,703,061	1,752,665
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.70	$16.75	$15.39	$14.42	$10.54	$9.03	$9.29	$8.10	$5.77	$10.16
Value at end of period	$21.91	$16.70	$16.75	$15.39	$14.42	$10.54	$9.03	$9.29	$8.10	$5.77
Number of accumulation units outstanding at end of period	1,018,907	1,076,185	1,797,254	1,420,621	1,930,895	1,198,570	872,881	812,616	1,055,201	342,675
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.67	$14.62	$15.00	$15.40	$13.68	$11.70	$13.56	$12.11	$8.94	$17.98
Value at end of period	$18.47	$14.67	$14.62	$15.00	$15.40	$13.68	$11.70	$13.56	$12.11	$8.94
Number of accumulation units outstanding at end of period	485,629	545,859	595,577	667,601	614,747	648,987	735,904	806,375	989,793	1,266,966
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.67	$10.67	$11.24	$12.26	$10.38	$8.89	$10.28	$9.62	$7.41	$12.67
Value at end of period	$12.82	$10.67	$10.67	$11.24	$12.26	$10.38	$8.89	$10.28	$9.62	$7.41
Number of accumulation units outstanding at end of period	1,865,838	2,583,749	3,047,766	3,421,474	3,963,770	4,063,495	1,453,310	2,184,953	2,166,834	1,589,643
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$29.13	$26.69	$29.32	$30.63	$23.82	$19.87	$21.41	$20.18	$15.49	$26.09
Value at end of period	$33.91	$29.13	$26.69	$29.32	$30.63	$23.82	$19.87	$21.41	$20.18	$15.49
Number of accumulation units outstanding at end of period	407,613	541,429	662,141	782,241	979,350	942,257	1,060,965	1,248,029	1,571,331	1,563,733

Separate Account Annual Charges of 1.65%

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
COLUMBIA SMALL CAP VALUE FUND (CLASS 2)										
Value at beginning of period	$34.11	$26.13	$28.36	$27.98	$21.22	$19.40	$21.01	$16.89	$13.74	$19.45
Value at end of period	$38.24	$34.11	$26.13	$28.36	$27.98	$21.22	$19.40	$21.01	$16.89	$13.74
Number of accumulation units outstanding at end of period	218,161	325,888	401,582	493,866	610,638	703,714	784,809	894,397	1,055,356	1,247,388
PROFUND VP BULL										
Value at beginning of period	$13.64	$12.65	$12.92	$11.78	$9.23	$8.24	$8.38	$7.57	$6.19	$10.10
Value at end of period	$16.01	$13.64	$12.65	$12.92	$11.78	$9.23	$8.24	$8.38	$7.57	$6.19
Number of accumulation units outstanding at end of period	19,097	21,655	32,320	36,737	49,022	54,809	88,552	107,937	141,448	153,084
PROFUND VP EUROPE 30										
Value at beginning of period	$9.50	$8.96	$10.22	$11.38	$9.51	$8.30	$9.26	$9.17	$7.05	$12.80
Value at end of period	$11.19	$9.50	$8.96	$10.22	$11.38	$9.51	$8.30	$9.26	$9.17	$7.05
Number of accumulation units outstanding at end of period	14,845	21,879	24,272	28,003	32,480	51,805	65,931	85,151	99,630	111,818
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$1.96	$2.10	$2.17	$3.17	$2.77	$3.02	$4.92	$5.95	$4.58	$7.50
Value at end of period	$1.70	$1.96	$2.10	$2.17	$3.17	$2.77	$3.02	$4.92	$5.95	$4.58
Number of accumulation units outstanding at end of period	72,967	123,206	135,288	161,491	176,610	203,702	217,708	268,098	302,483	369,403
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$14.26	$14.48	$14.72	$14.97	$15.22	$15.47	$15.73	$15.99	$16.21	$16.09
Value at end of period	$14.08	$14.26	$14.48	$14.72	$14.97	$15.22	$15.47	$15.73	$15.99	$16.21
Number of accumulation units outstanding at end of period	3,331,518	4,408,410	4,356,819	4,324,128	5,460,036	6,963,293	8,416,484	9,115,635	12,290,462	18,806,724

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.56	$14.48	$15.00	$13.84	$10.81	$9.54	$9.99			
Value at end of period	$18.33	$15.56	$14.48	$15.00	$13.84	$10.81	$9.54			
Number of accumulation units outstanding at end of period	7,956,239	10,024,014	11,525,508	12,988,990	15,162,759	17,745,331	20,163,139			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.04	$13.04	$13.48	$12.41	$9.68	$8.52	$8.71	$7.78	$6.09	$9.95
Value at end of period	$16.58	$14.04	$13.04	$13.48	$12.41	$9.68	$8.52	$8.71	$7.78	$6.09
Number of accumulation units outstanding at end of period	3,588,295	4,626,984	5,501,552	6,392,027	7,587,930	8,993,542	10,564,876	4,802,895	5,516,324	3,269,386
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$19.54	$17.34	$17.99	$18.08	$17.41	$15.52	$15.11	$13.45	$9.15	$12.01
Value at end of period	$20.41	$19.54	$17.34	$17.99	$18.08	$17.41	$15.52	$15.11	$13.45	$9.15
Number of accumulation units outstanding at end of period	1,977,803	2,430,502	2,757,810	3,308,152	4,010,423	4,681,973	4,033,510	3,779,255	2,721,625	3,338,098
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$16.55	$15.30	$15.46	$13.84	$10.61	$9.45	$9.65	$8.63	$7.13	$11.59
Value at end of period	$20.24	$16.55	$15.30	$15.46	$13.84	$10.61	$9.45	$9.65	$8.63	$7.13
Number of accumulation units outstanding at end of period	314,549	489,476	552,415	603,019	708,802	761,093	882,411	1,038,513	1,191,005	1,568,394
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.22	$19.17	$19.90	$18.51	$14.02	$12.15	$12.52	$10.47	$8.10	$13.23
Value at end of period	$24.76	$22.22	$19.17	$19.90	$18.51	$14.02	$12.15	$12.52	$10.47	$8.10
Number of accumulation units outstanding at end of period	333,828	455,511	525,196	601,587	700,393	827,606	963,513	1,163,968	1,330,208	1,643,831
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$21.80	$17.46	$18.39	$17.76	$12.69	$11.51	$11.82	$9.81	$8.01	$12.28
Value at end of period	$23.51	$21.80	$17.46	$18.39	$17.76	$12.69	$11.51	$11.82	$9.81	$8.01
Number of accumulation units outstanding at end of period	260,326	394,311	458,749	515,230	614,277	727,842	856,073	1,018,778	1,187,131	1,350,205
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$15.22	$14.86	$15.07	$14.39	$14.68	$13.69	$12.97	$12.04	$11.00	$12.24
Value at end of period	$15.69	$15.22	$14.86	$15.07	$14.39	$14.68	$13.69	$12.97	$12.04	$11.00
Number of accumulation units outstanding at end of period	35,909,429	39,889,441	44,255,730	48,971,824	15,103,632	15,828,783	17,762,929	19,438,551	20,618,726	21,077,749
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$9.26	$9.38	$9.68	$10.34						
Value at end of period	$11.31	$9.26	$9.38	$9.68						
Number of accumulation units outstanding at end of period	10,724,933	13,128,584	14,978,970	166,499,656						
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$8.52	$8.62	$8.86	$9.60	$8.06	$6.92	$8.03	$7.59	$6.05	$10.22
Value at end of period	$10.44	$8.52	$8.62	$8.86	$9.60	$8.06	$6.92	$8.03	$7.59	$6.05
Number of accumulation units outstanding at end of period	526,140	646,965	815,187	960,030	1,158,242	1,131,136	1,101,227	1,270,771	1,647,470	309,276
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$15.51	$15.26	$14.68	$13.20	$10.30	$10.27				
Value at end of period	$19.68	$15.51	$15.26	$14.68	$13.20	$10.30				
Number of accumulation units outstanding at end of period	14,307,937	18,229,471	21,213,893	24,028,268	27,974,934	31,621,667				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$24.32	$23.84	$22.85	$20.49	$15.95	$13.77	$13.69	$12.18	$8.70	$12.21
Value at end of period	$30.95	$24.32	$23.84	$22.85	$20.49	$15.95	$13.77	$13.69	$12.18	$8.70
Number of accumulation units outstanding at end of period	7,213,298	9,127,775	10,709,800	12,615,654	8,713,943	2,112,401	2,724,627	1,903,369	1,425,814	204,381

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.38	$14.67	$15.64	$14.49	$11.28	$10.03	$10.05			
Value at end of period	$18.25	$16.38	$14.67	$15.64	$14.49	$11.28	$10.03			
Number of accumulation units outstanding at end of period	6,181,033	8,044,811	9,420,147	8,624,788	4,779,055	970,127	793,834			
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$17.95	$17.06	$17.30	$16.20	$12.51	$11.17	$11.44	$8.95	$6.45	$10.54
Value at end of period	$22.03	$17.95	$17.06	$17.30	$16.20	$12.51	$11.17	$11.44	$8.95	$6.45
Number of accumulation units outstanding at end of period	4,887,186	2,854,654	3,303,457	3,666,459	4,558,002	3,188,003	3,775,208	3,637,309	2,574,342	2,677,395
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.90	$16.77	$17.14	$15.16	$11.83	$10.91	$11.62	$10.20	$8.35	$13.01
Value at end of period	$21.37	$17.90	$16.77	$17.14	$15.16	$11.83	$10.91	$11.62	$10.20	$8.35
Number of accumulation units outstanding at end of period	266,610	320,225	393,650	442,791	422,648	463,286	516,600	609,977	529,027	574,371
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.65	$12.93	$13.42	$12.95	$11.10	$9.99	$10.28	$9.37	$9.21	
Value at end of period	$15.66	$13.65	$12.93	$13.42	$12.95	$11.10	$9.99	$10.28	$9.37	
Number of accumulation units outstanding at end of period	36,914,117	45,068,732	51,674,638	58,763,209	67,383,458	75,580,264	83,035,422	90,407,563	98,222,251	
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.66	$13.00	$13.43	$12.92	$11.35	$10.34	$10.51	$9.63	$9.49	
Value at end of period	$15.39	$13.66	$13.00	$13.43	$12.92	$11.35	$10.34	$10.51	$9.63	
Number of accumulation units outstanding at end of period	26,327,594	31,315,325	36,256,505	40,836,335	47,327,321	52,631,044	58,979,396	65,664,893	70,210,170	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.05	$12.54	$12.95	$12.51	$11.56	$10.67	$10.62	$9.86	$9.75	
Value at end of period	$14.35	$13.05	$12.54	$12.95	$12.51	$11.56	$10.67	$10.62	$9.86	
Number of accumulation units outstanding at end of period	13,147,372	15,645,279	17,842,991	20,747,229	24,455,103	27,424,675	30,468,674	33,887,801	36,618,477	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.52	$24.41	$23.11	$20.84	$16.09	$14.32	$14.01	$12.67	$10.14	
Value at end of period	$32.86	$25.52	$24.41	$23.11	$20.84	$16.09	$14.32	$14.01	$12.67	
Number of accumulation units outstanding at end of period	1,035,521	1,220,153	1,229,815	1,309,124	1,105,509	1,146,026	1,098,591	980,480	1,093,134	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$15.97	$14.66	$14.65	$13.23	$10.20	$9.00	$8.96	$8.13	$6.70	$10.17
Value at end of period	$19.21	$15.97	$14.66	$14.65	$13.23	$10.20	$9.00	$8.96	$8.13	$6.70
Number of accumulation units outstanding at end of period	3,278,006	3,967,654	3,998,826	3,945,574	4,127,877	4,092,024	3,266,093	3,433,711	3,566,009	744,806
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$23.58	$20.79	$21.97	$19.90	$15.39	$13.50	$13.65	$12.49	$10.35	
Value at end of period	$26.25	$23.58	$20.79	$21.97	$19.90	$15.39	$13.50	$13.65	$12.49	
Number of accumulation units outstanding at end of period	1,496,740	1,845,698	1,831,380	1,155,632	1,015,292	960,722	294,987	200,934	150,954	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$26.07	$24.82	$25.43	$23.28	$17.54	$15.44	$16.06	$12.97	$10.36	
Value at end of period	$31.89	$26.07	$24.82	$25.43	$23.28	$17.54	$15.44	$16.06	$12.97	
Number of accumulation units outstanding at end of period	1,141,832	1,395,061	1,492,983	1,364,526	1,683,607	1,795,491	1,836,737	2,324,538	2,008,990	

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.94	$15.10	$16.13	$15.67	$11.51	$10.10	$10.72	$8.65	$6.96	$10.15
Value at end of period	$20.12	$17.94	$15.10	$16.13	$15.67	$11.51	$10.10	$10.72	$8.65	$6.96
Number of accumulation units outstanding at end of period	2,113,450	2,622,099	2,749,535	2,953,157	3,479,739	2,848,818	2,589,704	2,760,386	2,679,879	1,754,101
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$15.88	$14.28	$14.69	$14.17	$10.39	$9.19	$9.29	$7.16	$5.57	$8.65
Value at end of period	$18.50	$15.88	$14.28	$14.69	$14.17	$10.39	$9.19	$9.29	$7.16	$5.57
Number of accumulation units outstanding at end of period	150,537	194,329	245,153	290,624	382,698	433,443	488,828	559,739	648,234	749,440
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.66	$16.10	$16.54	$15.83	$11.71	$10.42	$10.89	$8.93	$7.14	$10.05
Value at end of period	$21.47	$19.66	$16.10	$16.54	$15.83	$11.71	$10.42	$10.89	$8.93	$7.14
Number of accumulation units outstanding at end of period	792,549	940,432	1,028,554	1,032,761	1,143,336	1,363,663	1,585,371	1,764,765	1,604,687	1,110,458
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.01	$9.59	$10.03							
Value at end of period	$11.63	$10.01	$9.59							
Number of accumulation units outstanding at end of period	15,925,674	18,232,747	20,407,752							
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.55	$11.51	$11.70	$11.28	$11.80	$11.58	$11.01	$10.57	$10.18	$9.98
Value at end of period	$11.70	$11.55	$11.51	$11.70	$11.28	$11.80	$11.58	$11.01	$10.57	$10.18
Number of accumulation units outstanding at end of period	3,465,478	4,364,838	4,627,480	4,741,423	2,861,575	3,548,152	4,062,233	3,769,609	4,694,672	2,170,741
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$19.93	$19.24	$20.60	$20.07	$14.70	$12.49	$12.42	$9.98	$7.51	$12.99
Value at end of period	$25.13	$19.93	$19.24	$20.60	$20.07	$14.70	$12.49	$12.42	$9.98	$7.51
Number of accumulation units outstanding at end of period	2,208,166	2,657,090	3,237,652	3,825,139	4,589,290	4,474,943	5,449,850	5,244,173	5,554,100	4,777,820
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.49	$13.63	$14.10	$12.59	$12.34	$9.99	$10.72	$9.40	$7.16	$12.40
Value at end of period	$14.66	$13.49	$13.63	$14.10	$12.59	$12.34	$9.99	$10.72	$9.40	$7.16
Number of accumulation units outstanding at end of period	1,005,926	1,210,925	1,384,131	1,606,054	1,982,123	2,247,770	2,541,000	2,903,282	3,360,508	3,566,733
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$103.47	$100.92	$99.67	$78.03	$77.74	$68.41	$63.52	$50.47	$37.76	$62.45
Value at end of period	$107.04	$103.47	$100.92	$99.67	$78.03	$77.74	$68.41	$63.52	$50.47	$37.76
Number of accumulation units outstanding at end of period	117,261	163,262	196,857	234,347	312,233	363,597	431,868	510,504	613,664	710,187
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.93	$14.94	$14.75	$13.30	$10.03	$9.09	$9.69	$8.80	$6.79	$11.37
Value at end of period	$19.05	$15.93	$14.94	$14.75	$13.30	$10.03	$9.09	$9.69	$8.80	$6.79
Number of accumulation units outstanding at end of period	3,374,615	4,020,101	4,368,279	4,851,044	5,466,389	6,256,588	6,969,874	7,592,795	7,644,431	6,232,741
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$17.56	$14.43	$15.12	$14.74	$10.70	$9.53	$9.96	$8.08	$6.59	$10.16
Value at end of period	$19.16	$17.56	$14.43	$15.12	$14.74	$10.70	$9.53	$9.96	$8.08	$6.59
Number of accumulation units outstanding at end of period	1,060,060	1,382,024	1,617,077	1,908,915	2,247,001	2,704,592	3,006,946	3,549,908	4,787,221	4,530,155
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$15.06	$13.23	$14.37	$13.92	$12.34	$11.14	$11.05	$9.95	$7.66	$11.01
Value at end of period	$16.34	$15.06	$13.23	$14.37	$13.92	$12.34	$11.14	$11.05	$9.95	$7.66
Number of accumulation units outstanding at end of period	3,679,805	4,531,487	5,193,782	6,282,473	6,846,612	7,313,546	7,981,690	7,970,975	8,015,179	7,440,765

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$20.75	$17.91	$19.36	$18.04	$13.59	$11.64	$12.09	$10.68	$8.45	$13.52
Value at end of period	$24.01	$20.75	$17.91	$19.36	$18.04	$13.59	$11.64	$12.09	$10.68	$8.45
Number of accumulation units outstanding at end of period	1,503,515	1,854,669	2,164,594	2,590,504	2,766,559	2,471,470	2,465,574	2,618,723	2,361,640	2,466,881
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.56	$16.41	$17.08	$15.98	$13.03	$11.78	$12.14	$11.01	$9.15	$12.17
Value at end of period	$20.19	$18.56	$16.41	$17.08	$15.98	$13.03	$11.78	$12.14	$11.01	$9.15
Number of accumulation units outstanding at end of period	3,594,313	4,440,911	5,278,999	6,189,568	3,052,219	2,556,370	2,714,886	3,483,701	3,059,375	2,755,180
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$48.86	$41.42	$43.39	$40.06	$30.42	$27.00	$28.06	$25.36	$20.81	$31.22
Value at end of period	$54.73	$48.86	$41.42	$43.39	$40.06	$30.42	$27.00	$28.06	$25.36	$20.81
Number of accumulation units outstanding at end of period	655,552	822,448	859,168	957,524	1,108,099	1,194,456	1,424,895	1,501,512	1,868,297	1,880,516
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$18.92	$17.03	$20.56	$20.72	$22.35	$19.08	$23.73	$20.06	$11.89	$24.80
Value at end of period	$26.61	$18.92	$17.03	$20.56	$20.72	$22.35	$19.08	$23.73	$20.06	$11.89
Number of accumulation units outstanding at end of period	2,529,672	2,879,578	3,320,194	3,771,303	4,269,089	4,363,507	4,231,276	4,464,015	5,464,963	5,283,734
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$29.10	$24.33	$25.69	$24.10	$17.64	$15.11	$15.57	$12.49	$9.98	$14.48
Value at end of period	$33.08	$29.10	$24.33	$25.69	$24.10	$17.64	$15.11	$15.57	$12.49	$9.98
Number of accumulation units outstanding at end of period	1,329,479	1,715,841	1,897,061	1,913,343	2,309,888	2,087,884	2,752,075	3,141,380	1,722,690	1,739,178
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
Value at beginning of period	$27.23	$26.29	$25.13	$24.51	$20.87	$18.33	$17.09	$15.25	$12.03	$17.13
Value at end of period	$33.70	$27.23	$26.29	$25.13	$24.51	$20.87	$18.33	$17.09	$15.25	$12.03
Number of accumulation units outstanding at end of period	1,474,952	1,913,139	2,099,597	2,336,651	2,780,669	3,221,641	3,618,527	3,604,727	3,370,800	3,388,663
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$18.20	$18.51	$18.13	$18.05	$14.47	$12.13	$13.46	$11.82	$8.62	$14.73
Value at end of period	$24.37	$18.20	$18.51	$18.13	$18.05	$14.47	$12.13	$13.46	$11.82	$8.62
Number of accumulation units outstanding at end of period	1,043,252	1,058,505	1,429,868	1,348,724	1,470,768	1,335,860	1,458,990	1,480,914	1,695,188	1,995,843
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$81.28	$76.49	$73.91	$67.00	$55.75	$49.51	$48.93	$43.63	$33.29	$46.70
Value at end of period	$92.01	$81.28	$76.49	$73.91	$67.00	$55.75	$49.51	$48.93	$43.63	$33.29
Number of accumulation units outstanding at end of period	5,725,076	6,660,342	6,954,634	7,161,057	7,821,719	7,967,085	8,380,631	9,126,872	9,553,987	9,041,619
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$47.41	$40.59	$44.32	$41.94	$32.87	$28.51	$29.25	$25.87	$21.05	$33.28
Value at end of period	$54.20	$47.41	$40.59	$44.32	$41.94	$32.87	$28.51	$29.25	$25.87	$21.05
Number of accumulation units outstanding at end of period	1,288,491	1,628,900	1,742,268	1,965,145	2,321,325	2,606,467	2,896,143	2,715,477	2,949,818	2,853,748
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.53	$16.60	$15.27	$14.32	$10.48	$8.99	$9.26	$8.08	$5.76	$10.16
Value at end of period	$21.67	$16.53	$16.60	$15.27	$14.32	$10.48	$8.99	$9.26	$8.08	$5.76
Number of accumulation units outstanding at end of period	2,485,518	2,939,189	3,588,951	3,194,665	3,466,162	2,969,446	2,227,872	2,043,344	2,291,739	1,184,847
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.50	$14.47	$14.85	$15.27	$13.58	$11.63	$13.48	$12.05	$8.90	$17.93
Value at end of period	$18.23	$14.50	$14.47	$14.85	$15.27	$13.58	$11.63	$13.48	$12.05	$8.90
Number of accumulation units outstanding at end of period	2,057,790	2,165,491	2,248,787	2,316,150	1,680,056	1,902,325	1,874,984	2,050,959	2,444,515	2,920,415

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.56	$10.56	$11.14	$12.16	$10.31	$8.84	$10.23	$9.58	$7.39	$12.65
Value at end of period	$12.67	$10.56	$10.56	$11.14	$12.16	$10.31	$8.84	$10.23	$9.58	$7.39
Number of accumulation units outstanding at end of period	5,686,731	7,040,655	8,129,661	8,924,695	10,256,655	10,710,659	4,301,972	4,791,752	4,275,236	3,649,197
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$28.39	$26.03	$28.63	$29.94	$23.30	$19.46	$20.98	$19.80	$15.22	$25.65
Value at end of period	$33.01	$28.39	$26.03	$28.63	$29.94	$23.30	$19.46	$20.98	$19.80	$15.22
Number of accumulation units outstanding at end of period	615,098	754,826	952,020	1,093,926	1,200,143	1,239,105	1,437,968	1,648,993	1,778,535	1,823,433
WELLS FARGO VT INDEX ASSET ALLOCATION FUND										
Value at beginning of period	$20.21	$19.09	$19.17	$16.51	$14.03	$12.62	$12.05	$10.81	$9.52	$13.66
Value at end of period	$22.31	$20.21	$19.09	$19.17	$16.51	$14.03	$12.62	$12.05	$10.81	$9.52
Number of accumulation units outstanding at end of period	27,921	32,628	41,243	42,201	49,680	50,962	89,210	94,909	97,407	112,731
WELLS FARGO VT OMEGA GROWTH FUND										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$19.18	$19.40	$19.47	$19.06	$13.85	$11.70	$12.59	$10.06		
Value at end of period	$25.40	$19.18	$19.40	$19.47	$19.06	$13.85	$11.70	$12.59		
Number of accumulation units outstanding at end of period	8,815	11,021	14,027	15,751	19,537	19,990	28,185	33,927		
WELLS FARGO VT SMALL CAP GROWTH FUND										
Value at beginning of period	$26.06	$24.59	$25.75	$26.68	$18.06	$17.02	$18.14	$14.55	$9.69	$16.82
Value at end of period	$32.26	$26.06	$24.59	$25.75	$26.68	$18.06	$17.02	$18.14	$14.55	$9.69
Number of accumulation units outstanding at end of period	2,781	2,806	3,009	3,737	3,976	4,509	7,442	9,375	11,869	15,390

Separate Account Annual Charges of 1.70%

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
COLUMBIA SMALL CAP VALUE FUND (CLASS 2)										
Value at beginning of period	$33.88	$25.96	$28.19	$27.83	$21.12	$19.31	$20.93	$16.84	$13.70	$19.40
Value at end of period	$37.96	$33.88	$25.96	$28.19	$27.83	$21.12	$19.31	$20.93	$16.84	$13.70
Number of accumulation units outstanding at end of period	93,758	128,293	153,618	183,209	227,775	260,586	292,377	346,007	381,207	434,603
PROFUND VP BULL										
Value at beginning of period	$13.53	$12.55	$12.83	$11.71	$9.18	$8.20	$8.34	$7.54	$6.17	$10.06
Value at end of period	$15.88	$13.53	$12.55	$12.83	$11.71	$9.18	$8.20	$8.34	$7.54	$6.17
Number of accumulation units outstanding at end of period	42,929	43,264	45,196	48,903	53,031	71,796	79,497	83,068	90,391	105,711
PROFUND VP EUROPE 30										
Value at beginning of period	$9.43	$8.90	$10.15	$11.31	$9.46	$8.25	$9.21	$9.13	$7.02	$12.75
Value at end of period	$11.09	$9.43	$8.90	$10.15	$11.31	$9.46	$8.25	$9.21	$9.13	$7.02
Number of accumulation units outstanding at end of period	4,985	7,264	9,603	11,507	44,266	64,168	70,476	74,816	86,689	103,742
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$1.95	$2.09	$2.16	$3.15	$2.75	$3.01	$4.90	$5.93	$4.57	$7.49
Value at end of period	$1.69	$1.95	$2.09	$2.16	$3.15	$2.75	$3.01	$4.90	$5.93	$4.57
Number of accumulation units outstanding at end of period	70,013	79,545	79,391	88,820	93,048	106,877	106,744	108,848	116,431	144,442
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$14.10	$14.33	$14.58	$14.83	$15.08	$15.34	$15.60	$15.87	$16.09	$15.98
Value at end of period	$13.92	$14.10	$14.33	$14.58	$14.83	$15.08	$15.34	$15.60	$15.87	$16.09
Number of accumulation units outstanding at end of period	2,086,787	2,418,733	2,785,860	3,070,489	3,537,950	3,879,800	4,162,838	4,773,219	6,266,485	9,058,019

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.51	$14.45	$14.97	$13.82	$10.80	$9.54	$9.99			
Value at end of period	$18.27	$15.51	$14.45	$14.97	$13.82	$10.80	$9.54			
Number of accumulation units outstanding at end of period	1,992,908	2,348,510	2,697,630	3,000,045	2,918,196	3,318,380	3,747,317			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$13.97	$12.99	$13.43	$12.37	$9.66	$8.51	$8.70	$7.77	$6.08	$9.34
Value at end of period	$16.49	$13.97	$12.99	$13.43	$12.37	$9.66	$8.51	$8.70	$7.77	$6.08
Number of accumulation units outstanding at end of period	1,384,405	1,741,114	2,088,469	2,470,261	2,946,050	3,669,787	4,487,171	2,991,951	3,437,048	3,117,555
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$19.42	$17.24	$17.89	$18.00	$17.33	$15.46	$15.06	$13.41	$9.13	$11.99
Value at end of period	$20.27	$19.42	$17.24	$17.89	$18.00	$17.33	$15.46	$15.06	$13.41	$9.13
Number of accumulation units outstanding at end of period	868,482	1,099,189	1,239,542	1,452,791	1,740,081	2,026,776	2,219,344	2,466,409	2,591,193	3,078,712
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$16.42	$15.19	$15.35	$13.76	$10.55	$9.40	$9.60	$8.59	$7.11	$11.55
Value at end of period	$20.07	$16.42	$15.19	$15.35	$13.76	$10.55	$9.40	$9.60	$8.59	$7.11
Number of accumulation units outstanding at end of period	48,122	67,703	82,861	93,180	118,143	153,865	176,576	198,596	218,164	269,073
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.73	$19.62	$20.38	$18.97	$14.38	$12.46	$12.85	$10.75	$8.32	$13.60
Value at end of period	$25.31	$22.73	$19.62	$20.38	$18.97	$14.38	$12.46	$12.85	$10.75	$8.32
Number of accumulation units outstanding at end of period	48,287	65,349	83,789	94,968	115,022	131,755	161,344	190,119	217,932	251,096
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.37	$17.92	$18.88	$18.25	$13.05	$11.84	$12.16	$10.10	$8.25	$12.66
Value at end of period	$24.10	$22.37	$17.92	$18.88	$18.25	$13.05	$11.84	$12.16	$10.10	$8.25
Number of accumulation units outstanding at end of period	43,193	61,960	78,657	92,395	111,128	121,905	142,424	173,219	192,807	220,948
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$15.11	$14.75	$14.97	$14.30	$14.60	$13.62	$12.91	$11.99	$10.96	$12.21
Value at end of period	$15.56	$15.11	$14.75	$14.97	$14.30	$14.60	$13.62	$12.91	$11.99	$10.96
Number of accumulation units outstanding at end of period	5,472,840	6,259,776	7,119,197	8,032,480	1,957,974	2,170,533	2,369,810	2,331,473	2,465,570	2,254,149
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$9.24	$9.37	$9.67	$10.35						
Value at end of period	$11.29	$9.24	$9.37	$9.67						
Number of accumulation units outstanding at end of period	2,299,569	2,725,030	3,080,634	3,377,882						
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$8.49	$8.59	$8.83	$9.57	$8.04	$6.90	$8.02	$7.58	$6.05	$10.25
Value at end of period	$10.39	$8.49	$8.59	$8.83	$9.57	$8.04	$6.90	$8.02	$7.58	$6.05
Number of accumulation units outstanding at end of period	92,972	113,924	137,858	177,008	264,951	179,506	188,041	257,004	248,136	47,877
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$15.47	$15.23	$14.66	$13.19	$10.30	$10.32				
Value at end of period	$19.62	$15.47	$15.23	$14.66	$13.19	$10.30				
Number of accumulation units outstanding at end of period	2,550,184	3,114,079	3,685,283	4,240,438	4,867,314	5,558,108				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$24.16	$23.70	$22.72	$20.39	$15.88	$13.71	$13.64	$12.15	$8.68	$12.18
Value at end of period	$30.74	$24.16	$23.70	$22.72	$20.39	$15.88	$13.71	$13.64	$12.15	$8.68
Number of accumulation units outstanding at end of period	2,505,551	3,023,818	3,520,520	4,127,734	1,166,303	534,159	645,863	354,546	273,883	41,442

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.33	$14.63	$15.61	$14.47	$11.27	$10.02	$10.05			
Value at end of period	$18.18	$16.33	$14.63	$15.61	$14.47	$11.27	$10.02			
Number of accumulation units outstanding at end of period	2,162,782	2,622,228	3,086,588	3,367,135	2,720,142	347,097	454,492			
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$17.81	$16.93	$17.18	$16.10	$12.44	$11.11	$11.39	$8.91	$6.43	$10.50
Value at end of period	$21.84	$17.81	$16.93	$17.18	$16.10	$12.44	$11.11	$11.39	$8.91	$6.43
Number of accumulation units outstanding at end of period	3,166,196	1,694,248	1,973,473	2,268,580	2,594,824	2,597,026	2,991,666	3,452,664	3,713,348	4,131,153
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.79	$16.68	$17.06	$15.09	$11.78	$10.87	$11.58	$10.17	$8.33	$12.99
Value at end of period	$21.23	$17.79	$16.68	$17.06	$15.09	$11.78	$10.87	$11.58	$10.17	$8.33
Number of accumulation units outstanding at end of period	90,415	122,024	167,984	185,887	172,976	203,786	221,155	236,900	230,036	226,183
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.60	$12.89	$13.38	$12.93	$11.08	$9.98	$10.28	$9.37	$9.21	
Value at end of period	$15.59	$13.60	$12.89	$13.38	$12.93	$11.08	$9.98	$10.28	$9.37	
Number of accumulation units outstanding at end of period	4,256,721	5,281,337	6,448,000	7,149,564	7,926,110	8,659,484	9,339,028	10,270,361	10,541,770	
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.61	$12.96	$13.40	$12.90	$11.34	$10.33	$10.50	$9.63	$9.49	
Value at end of period	$15.32	$13.61	$12.96	$13.40	$12.90	$11.34	$10.33	$10.50	$9.63	
Number of accumulation units outstanding at end of period	4,023,963	5,280,057	6,100,133	6,663,231	7,601,553	8,463,731	8,955,848	9,590,943	9,960,273	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.00	$12.50	$12.92	$12.49	$11.54	$10.65	$10.61	$9.85	$9.75	
Value at end of period	$14.29	$13.00	$12.50	$12.92	$12.49	$11.54	$10.65	$10.61	$9.85	
Number of accumulation units outstanding at end of period	2,924,561	3,442,059	3,761,180	4,226,347	4,614,161	4,984,037	5,331,195	5,863,080	6,380,869	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.42	$24.32	$23.05	$20.79	$16.06	$14.30	$14.00	$12.66	$10.27	
Value at end of period	$32.72	$25.42	$24.32	$23.05	$20.79	$16.06	$14.30	$14.00	$12.66	
Number of accumulation units outstanding at end of period	336,255	384,344	428,850	454,001	403,035	427,808	457,843	503,489	565,479	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$15.90	$14.61	$14.60	$13.19	$10.18	$8.98	$8.95	$8.13	$6.70	$10.17
Value at end of period	$19.11	$15.90	$14.61	$14.60	$13.19	$10.18	$8.98	$8.95	$8.13	$6.70
Number of accumulation units outstanding at end of period	2,283,176	2,628,314	2,989,387	3,521,651	3,884,650	4,487,089	4,937,104	5,831,461	6,625,442	70,299
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$23.49	$20.72	$21.90	$19.86	$15.37	$13.48	$13.64	$12.48	$10.35	
Value at end of period	$26.14	$23.49	$20.72	$21.90	$19.86	$15.37	$13.48	$13.64	$12.48	
Number of accumulation units outstanding at end of period	255,687	309,832	339,692	149,744	97,375	113,610	111,472	92,052	27,244	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.97	$24.73	$25.36	$23.22	$17.51	$15.42	$16.04	$12.97	$10.40	
Value at end of period	$31.75	$25.97	$24.73	$25.36	$23.22	$17.51	$15.42	$16.04	$12.97	
Number of accumulation units outstanding at end of period	898,300	1,092,859	1,232,145	1,412,195	1,601,547	1,831,013	2,105,460	2,482,145	2,798,443	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.87	$15.04	$16.07	$15.62	$11.48	$10.08	$10.71	$8.64	$6.95	$10.06
Value at end of period	$20.02	$17.87	$15.04	$16.07	$15.62	$11.48	$10.08	$10.71	$8.64	$6.95
Number of accumulation units outstanding at end of period	288,480	389,314	399,564	447,367	642,672	537,075	527,261	816,183	641,199	313,012
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$15.76	$14.17	$14.58	$14.08	$10.33	$9.14	$9.25	$7.12	$5.54	$8.62
Value at end of period	$18.35	$15.76	$14.17	$14.58	$14.08	$10.33	$9.14	$9.25	$7.12	$5.54
Number of accumulation units outstanding at end of period	49,426	92,524	115,269	134,867	148,924	201,202	262,328	314,195	361,812	420,053
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.58	$16.04	$16.48	$15.78	$11.69	$10.41	$10.88	$8.92	$7.13	$10.08
Value at end of period	$21.36	$19.58	$16.04	$16.48	$15.78	$11.69	$10.41	$10.88	$8.92	$7.13
Number of accumulation units outstanding at end of period	118,419	148,993	154,647	147,447	188,495	182,286	214,608	248,836	311,524	175,101
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.01	$9.59	$10.03							
Value at end of period	$11.62	$10.01	$9.59							
Number of accumulation units outstanding at end of period	1,648,385	1,821,317	2,028,175							
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.50	$11.46	$11.66	$11.25	$11.77	$11.56	$10.99	$10.56	$10.18	$10.04
Value at end of period	$11.64	$11.50	$11.46	$11.66	$11.25	$11.77	$11.56	$10.99	$10.56	$10.18
Number of accumulation units outstanding at end of period	484,218	569,669	662,842	599,396	643,117	891,327	1,257,147	709,327	792,018	633,677
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$19.81	$19.13	$20.49	$19.98	$14.64	$12.44	$12.38	$9.96	$7.49	$12.98
Value at end of period	$24.97	$19.81	$19.13	$20.49	$19.98	$14.64	$12.44	$12.38	$9.96	$7.49
Number of accumulation units outstanding at end of period	354,563	404,457	467,783	511,251	697,244	659,565	698,960	841,956	832,913	542,366
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.42	$13.56	$14.03	$12.54	$12.30	$9.96	$10.70	$9.38	$7.15	$12.39
Value at end of period	$14.57	$13.42	$13.56	$14.03	$12.54	$12.30	$9.96	$10.70	$9.38	$7.15
Number of accumulation units outstanding at end of period	131,799	147,864	172,829	188,797	218,489	241,042	280,998	334,955	401,762	401,569
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$102.01	$99.55	$98.37	$77.05	$76.80	$67.62	$62.82	$49.93	$37.38	$61.85
Value at end of period	$105.48	$102.01	$99.55	$98.37	$77.05	$76.80	$67.62	$62.82	$49.93	$37.38
Number of accumulation units outstanding at end of period	81,195	102,209	119,977	135,602	166,168	196,694	231,154	268,696	321,061	390,879
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.84	$14.86	$14.68	$13.24	$10.00	$9.06	$9.67	$8.78	$6.78	$11.35
Value at end of period	$18.93	$15.84	$14.86	$14.68	$13.24	$10.00	$9.06	$9.67	$8.78	$6.78
Number of accumulation units outstanding at end of period	371,064	447,480	474,543	536,280	653,521	743,898	819,616	920,705	864,230	661,802
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$17.47	$14.36	$15.06	$14.68	$10.67	$9.50	$9.94	$8.07	$6.58	$10.16
Value at end of period	$19.05	$17.47	$14.36	$15.06	$14.68	$10.67	$9.50	$9.94	$8.07	$6.58
Number of accumulation units outstanding at end of period	141,386	175,809	197,063	227,848	261,832	302,015	433,174	511,763	604,419	511,113
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.97	$13.17	$14.31	$13.86	$12.30	$11.11	$11.03	$9.93	$7.65	$11.00
Value at end of period	$16.24	$14.97	$13.17	$14.31	$13.86	$12.30	$11.11	$11.03	$9.93	$7.65
Number of accumulation units outstanding at end of period	942,636	1,129,398	1,269,822	1,508,691	1,571,211	1,628,071	1,622,711	1,503,414	1,695,841	1,421,792
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$20.59	$17.78	$19.24	$17.93	$13.51	$11.59	$12.04	$10.64	$8.42	$13.48
Value at end of period	$23.82	$20.59	$17.78	$19.24	$17.93	$13.51	$11.59	$12.04	$10.64	$8.42
Number of accumulation units outstanding at end of period	184,120	261,015	305,662	363,275	396,943	246,110	328,673	321,611	249,815	166,432

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.45	$16.32	$17.00	$15.91	$12.98	$11.74	$12.10	$10.99	$9.13	$12.16
Value at end of period	$20.06	$18.45	$16.32	$17.00	$15.91	$12.98	$11.74	$12.10	$10.99	$9.13
Number of accumulation units outstanding at end of period	2,518,766	3,084,434	3,689,134	4,285,297	607,344	552,540	590,476	673,114	686,960	738,976
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$48.28	$40.96	$42.92	$39.65	$30.13	$26.76	$27.82	$25.16	$20.65	$30.99
Value at end of period	$54.06	$48.28	$40.96	$42.92	$39.65	$30.13	$26.76	$27.82	$25.16	$20.65
Number of accumulation units outstanding at end of period	941,094	1,133,305	1,324,940	1,504,261	1,725,469	1,976,680	2,249,648	2,554,507	2,935,213	3,235,910
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$18.74	$16.88	$20.39	$20.55	$22.18	$18.94	$23.58	$19.94	$11.82	$24.68
Value at end of period	$26.34	$18.74	$16.88	$20.39	$20.55	$22.18	$18.94	$23.58	$19.94	$11.82
Number of accumulation units outstanding at end of period	499,439	549,402	618,221	705,926	823,318	841,692	965,704	1,011,850	1,305,782	1,425,398
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$28.89	$24.17	$25.52	$23.96	$17.54	$15.04	$15.50	$12.45	$9.94	$14.44
Value at end of period	$32.81	$28.89	$24.17	$25.52	$23.96	$17.54	$15.04	$15.50	$12.45	$9.94
Number of accumulation units outstanding at end of period	240,705	289,463	347,648	384,966	520,866	432,742	437,975	561,305	400,913	390,354
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
Value at beginning of period	$27.03	$26.11	$24.97	$24.37	$20.76	$18.24	$17.01	$15.19	$11.99	$17.08
Value at end of period	$33.43	$27.03	$26.11	$24.97	$24.37	$20.76	$18.24	$17.01	$15.19	$11.99
Number of accumulation units outstanding at end of period	277,691	338,648	365,287	388,035	406,704	445,395	495,196	563,863	535,579	588,338
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$17.75	$18.07	$17.70	$17.64	$14.14	$11.86	$13.17	$11.57	$8.44	$14.43
Value at end of period	$23.76	$17.75	$18.07	$17.70	$17.64	$14.14	$11.86	$13.17	$11.57	$8.44
Number of accumulation units outstanding at end of period	139,664	138,229	179,077	140,126	162,708	159,407	152,743	151,268	216,077	230,098
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$80.14	$75.45	$72.94	$66.16	$55.07	$48.94	$48.39	$43.17	$32.96	$46.25
Value at end of period	$90.67	$80.14	$75.45	$72.94	$66.16	$55.07	$48.94	$48.39	$43.17	$32.96
Number of accumulation units outstanding at end of period	1,222,086	1,453,198	1,610,547	1,809,212	2,078,595	2,312,238	2,665,152	3,062,578	3,402,777	3,579,728
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$46.74	$40.03	$43.74	$41.41	$32.47	$28.18	$28.93	$25.60	$20.84	$32.96
Value at end of period	$53.41	$46.74	$40.03	$43.74	$41.41	$32.47	$28.18	$28.93	$25.60	$20.84
Number of accumulation units outstanding at end of period	572,856	694,967	792,598	930,979	1,200,586	1,380,414	1,647,604	1,806,131	2,038,278	2,092,368
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.45	$16.53	$15.21	$14.27	$10.45	$8.97	$9.24	$8.06	$5.75	$10.15
Value at end of period	$21.55	$16.45	$16.53	$15.21	$14.27	$10.45	$8.97	$9.24	$8.06	$5.75
Number of accumulation units outstanding at end of period	458,615	511,495	668,753	504,753	611,341	553,700	474,261	521,491	516,453	114,703
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.41	$14.39	$14.78	$15.20	$13.52	$11.59	$13.44	$12.02	$8.89	$17.91
Value at end of period	$18.12	$14.41	$14.39	$14.78	$15.20	$13.52	$11.59	$13.44	$12.02	$8.89
Number of accumulation units outstanding at end of period	302,115	335,893	382,332	390,868	343,796	371,527	412,626	456,831	559,482	691,116
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.50	$10.51	$11.09	$12.11	$10.27	$8.81	$10.21	$9.56	$7.38	$12.64
Value at end of period	$12.60	$10.50	$10.51	$11.09	$12.11	$10.27	$8.81	$10.21	$9.56	$7.38
Number of accumulation units outstanding at end of period	1,225,924	1,433,858	1,670,032	1,842,423	2,087,403	2,331,073	633,451	756,156	780,779	542,999
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$28.04	$25.72	$28.31	$29.62	$23.07	$19.27	$20.79	$19.63	$15.09	$25.45
Value at end of period	$32.59	$28.04	$25.72	$28.31	$29.62	$23.07	$19.27	$20.79	$19.63	$15.09
Number of accumulation units outstanding at end of period	246,698	317,797	370,729	441,646	508,168	570,334	641,973	753,685	828,443	875,862

Condensed Financial Information (continued)

Separate Account Annual Charges of 1.75%

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
COLUMBIA SMALL CAP VALUE FUND (CLASS 2)										
Value at beginning of period	$33.64	$25.80	$28.02	$27.68	$21.02	$19.23	$20.85	$16.78	$13.66	$19.36
Value at end of period	$37.68	$33.64	$25.80	$28.02	$27.68	$21.02	$19.23	$20.85	$16.78	$13.66
Number of accumulation units outstanding at end of period	24,834	39,006	47,945	58,325	76,837	89,669	108,654	133,922	154,250	195,678
PROFUND VP BULL										
Value at beginning of period	$13.42	$12.46	$12.74	$11.63	$9.12	$8.15	$8.30	$7.50	$6.14	$10.03
Value at end of period	$15.74	$13.42	$12.46	$12.74	$11.63	$9.12	$8.15	$8.30	$7.50	$6.14
Number of accumulation units outstanding at end of period	18,701	24,205	31,583	36,093	37,580	43,819	48,533	67,290	71,655	77,466
PROFUND VP EUROPE 30										
Value at beginning of period	$9.35	$8.83	$10.08	$11.23	$9.40	$8.21	$9.17	$9.09	$6.99	$12.71
Value at end of period	$11.00	$9.35	$8.83	$10.08	$11.23	$9.40	$8.21	$9.17	$9.09	$6.99
Number of accumulation units outstanding at end of period	7,707	9,746	12,025	14,736	18,708	27,824	33,595	41,583	47,001	51,597
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$1.94	$2.08	$2.15	$3.13	$2.74	$3.00	$4.88	$5.91	$4.55	$7.47
Value at end of period	$1.68	$1.94	$2.08	$2.15	$3.13	$2.74	$3.00	$4.88	$5.91	$4.55
Number of accumulation units outstanding at end of period	6,834	9,150	13,374	22,656	22,577	23,258	22,697	25,407	24,973	26,319
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$13.86	$14.09	$14.34	$14.59	$14.85	$15.12	$15.38	$15.65	$15.88	$15.78
Value at end of period	$13.67	$13.86	$14.09	$14.34	$14.59	$14.85	$15.12	$15.38	$15.65	$15.88
Number of accumulation units outstanding at end of period	351,446	341,436	402,034	418,480	419,666	511,459	598,840	840,172	1,166,416	1,879,418
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.47	$14.41	$14.94	$13.80	$10.79	$9.54	$9.99			
Value at end of period	$18.20	$15.47	$14.41	$14.94	$13.80	$10.79	$9.54			
Number of accumulation units outstanding at end of period	214,980	254,639	312,581	350,643	437,375	558,357	684,332			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$13.91	$12.93	$13.38	$12.33	$9.63	$8.49	$8.68	$7.77	$6.08	$9.95
Value at end of period	$16.41	$13.91	$12.93	$13.38	$12.33	$9.63	$8.49	$8.68	$7.77	$6.08
Number of accumulation units outstanding at end of period	1,028,896	1,264,489	1,467,003	1,680,455	1,935,272	2,286,125	2,742,774	2,224,320	2,512,614	2,172,969
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$19.29	$17.13	$17.80	$17.91	$17.26	$15.40	$15.01	$13.37	$9.11	$11.97
Value at end of period	$20.13	$19.29	$17.13	$17.80	$17.91	$17.26	$15.40	$15.01	$13.37	$9.11
Number of accumulation units outstanding at end of period	235,271	293,879	340,213	426,367	479,775	620,937	726,481	863,810	886,425	1,037,282
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$16.29	$15.08	$15.25	$13.67	$10.49	$9.35	$9.55	$8.56	$7.08	$11.51
Value at end of period	$19.90	$16.29	$15.08	$15.25	$13.67	$10.49	$9.35	$9.55	$8.56	$7.08
Number of accumulation units outstanding at end of period	43,982	69,707	74,935	79,941	89,219	103,942	118,011	161,651	185,662	219,708
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.58	$19.51	$20.27	$18.88	$14.31	$12.41	$12.81	$10.72	$8.30	$13.57
Value at end of period	$25.14	$22.58	$19.51	$20.27	$18.88	$14.31	$12.41	$12.81	$10.72	$8.30
Number of accumulation units outstanding at end of period	3,681	15,088	15,867	18,007	20,227	26,941	30,163	39,171	70,781	117,089
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.23	$17.81	$18.78	$18.16	$12.99	$11.79	$12.12	$10.07	$8.23	$12.63
Value at end of period	$23.94	$22.23	$17.81	$18.78	$18.16	$12.99	$11.79	$12.12	$10.07	$8.23
Number of accumulation units outstanding at end of period	2,237	5,796	8,136	8,487	12,680	16,019	16,126	22,717	31,227	43,054

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$14.99	$14.65	$14.87	$14.22	$14.52	$13.55	$12.85	$11.95	$10.93	$12.17
Value at end of period	$15.44	$14.99	$14.65	$14.87	$14.22	$14.52	$13.55	$12.85	$11.95	$10.93
Number of accumulation units outstanding at end of period	913,484	1,142,623	1,394,581	1,561,178	349,573	387,319	472,680	519,722	557,196	570,876
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$9.23	$9.36	$9.67	$10.56						
Value at end of period	$11.26	$9.23	$9.36	$9.67						
Number of accumulation units outstanding at end of period	310,692	401,167	474,172	508,703						
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$8.45	$8.55	$8.80	$9.55	$8.02	$6.89	$8.01	$7.57	$6.05	$8.67
Value at end of period	$10.34	$8.45	$8.55	$8.80	$9.55	$8.02	$6.89	$8.01	$7.57	$6.05
Number of accumulation units outstanding at end of period	10,626	23,604	27,571	31,359	63,876	41,892	34,798	42,289	32,930	3,329
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$15.44	$15.20	$14.64	$13.18	$10.29	$10.03				
Value at end of period	$19.57	$15.44	$15.20	$14.64	$13.18	$10.29				
Number of accumulation units outstanding at end of period	412,276	520,074	616,461	733,669	894,452	1,169,152				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$24.01	$23.56	$22.60	$20.29	$15.81	$13.66	$13.60	$12.11	$8.66	$12.16
Value at end of period	$30.53	$24.01	$23.56	$22.60	$20.29	$15.81	$13.66	$13.60	$12.11	$8.66
Number of accumulation units outstanding at end of period	472,783	576,312	680,719	767,747	179,083	78,894	103,158	58,940	68,312	15,517
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.28	$14.59	$15.58	$14.45	$11.26	$10.02	$10.05			
Value at end of period	$18.12	$16.28	$14.59	$15.58	$14.45	$11.26	$10.02			
Number of accumulation units outstanding at end of period	534,395	658,099	744,320	756,686	693,569	152,572	176,268			
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$17.67	$16.81	$17.06	$16.00	$12.36	$11.05	$11.33	$8.87	$6.40	$10.47
Value at end of period	$21.66	$17.67	$16.81	$17.06	$16.00	$12.36	$11.05	$11.33	$8.87	$6.40
Number of accumulation units outstanding at end of period	790,659	383,269	441,194	502,651	623,604	648,471	781,461	913,587	1,022,912	1,136,532
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.69	$16.59	$16.98	$15.03	$11.74	$10.83	$11.55	$10.15	$8.32	$12.97
Value at end of period	$21.10	$17.69	$16.59	$16.98	$15.03	$11.74	$10.83	$11.55	$10.15	$8.32
Number of accumulation units outstanding at end of period	37,246	42,463	51,215	68,161	82,796	91,496	100,791	124,360	153,889	167,298
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.55	$12.85	$13.35	$12.90	$11.06	$9.97	$10.27	$9.37	$9.21	
Value at end of period	$15.53	$13.55	$12.85	$13.35	$12.90	$11.06	$9.97	$10.27	$9.37	
Number of accumulation units outstanding at end of period	402,186	479,600	560,519	585,454	657,788	967,993	1,055,184	1,232,540	1,317,406	
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.56	$12.92	$13.36	$12.87	$11.32	$10.32	$10.50	$9.62	$9.49	
Value at end of period	$15.26	$13.56	$12.92	$13.36	$12.87	$11.32	$10.32	$10.50	$9.62	
Number of accumulation units outstanding at end of period	347,372	404,699	519,141	467,083	542,821	613,105	699,255	667,671	746,997	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.95	$12.46	$12.88	$12.46	$11.52	$10.64	$10.60	$9.85	$9.75	
Value at end of period	$14.23	$12.95	$12.46	$12.88	$12.46	$11.52	$10.64	$10.60	$9.85	
Number of accumulation units outstanding at end of period	399,179	551,499	479,405	554,520	712,822	784,921	888,475	916,906	958,263	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.32	$24.24	$22.98	$20.74	$16.03	$14.28	$13.99	$12.66	$9.95	
Value at end of period	$32.57	$25.32	$24.24	$22.98	$20.74	$16.03	$14.28	$13.99	$12.66	
Number of accumulation units outstanding at end of period	141,739	188,448	217,866	212,702	240,680	269,744	320,643	369,472	419,483	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$15.83	$14.55	$14.55	$13.15	$10.16	$8.97	$8.94	$8.12	$6.69	$10.28
Value at end of period	$19.02	$15.83	$14.55	$14.55	$13.15	$10.16	$8.97	$8.94	$8.12	$6.69
Number of accumulation units outstanding at end of period	391,113	440,038	473,401	525,487	561,630	658,566	785,637	998,454	1,134,062	38,475
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$23.39	$20.65	$21.84	$19.81	$15.34	$13.46	$13.63	$12.48	$10.85	
Value at end of period	$26.02	$23.39	$20.65	$21.84	$19.81	$15.34	$13.46	$13.63	$12.48	
Number of accumulation units outstanding at end of period	119,720	151,351	174,878	26,905	19,418	21,886	15,071	1,463	1,930	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.87	$24.65	$25.29	$23.17	$17.48	$15.40	$16.03	$12.96	$10.40	
Value at end of period	$31.61	$25.87	$24.65	$25.29	$23.17	$17.48	$15.40	$16.03	$12.96	
Number of accumulation units outstanding at end of period	125,720	139,092	165,970	195,224	229,048	277,169	322,879	415,384	463,277	
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.79	$14.98	$16.02	$15.58	$11.46	$10.07	$10.69	$8.63	$6.95	$10.16
Value at end of period	$19.92	$17.79	$14.98	$16.02	$15.58	$11.46	$10.07	$10.69	$8.63	$6.95
Number of accumulation units outstanding at end of period	83,484	100,505	109,699	128,284	156,206	123,674	136,727	186,026	156,359	190,367
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$15.63	$14.07	$14.48	$13.99	$10.27	$9.09	$9.20	$7.09	$5.52	$8.60
Value at end of period	$18.19	$15.63	$14.07	$14.48	$13.99	$10.27	$9.09	$9.20	$7.09	$5.52
Number of accumulation units outstanding at end of period	81,972	102,702	119,923	142,742	168,916	214,984	247,873	286,727	320,361	376,713
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.49	$15.98	$16.43	$15.74	$11.66	$10.39	$10.86	$8.91	$7.13	$9.79
Value at end of period	$21.26	$19.49	$15.98	$16.43	$15.74	$11.66	$10.39	$10.86	$8.91	$7.13
Number of accumulation units outstanding at end of period	23,729	26,003	19,693	22,511	26,717	29,648	55,529	44,468	65,135	49,665
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.00	$9.59	$10.03							
Value at end of period	$11.61	$10.00	$9.59							
Number of accumulation units outstanding at end of period	110,943	125,946	146,625							
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.45	$11.42	$11.62	$11.21	$11.74	$11.54	$10.98	$10.55	$10.17	$9.82
Value at end of period	$11.58	$11.45	$11.42	$11.62	$11.21	$11.74	$11.54	$10.98	$10.55	$10.17
Number of accumulation units outstanding at end of period	95,468	123,355	125,973	110,869	120,410	144,863	254,563	212,507	223,479	374,087
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$19.69	$19.03	$20.39	$19.89	$14.58	$12.40	$12.35	$9.94	$7.48	$12.96
Value at end of period	$24.81	$19.69	$19.03	$20.39	$19.89	$14.58	$12.40	$12.35	$9.94	$7.48
Number of accumulation units outstanding at end of period	70,022	66,060	78,394	83,927	111,994	116,198	149,529	178,126	187,942	164,305
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.34	$13.50	$13.97	$12.49	$12.26	$9.93	$10.67	$9.36	$7.14	$12.38
Value at end of period	$14.49	$13.34	$13.50	$13.97	$12.49	$12.26	$9.93	$10.67	$9.36	$7.14
Number of accumulation units outstanding at end of period	18,932	21,543	28,653	25,639	29,088	35,292	45,901	53,304	63,073	74,427

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$100.57	$98.19	$97.08	$76.08	$75.87	$66.84	$62.12	$49.40	$37.00	$61.26
Value at end of period	$103.94	$100.57	$98.19	$97.08	$76.08	$75.87	$66.84	$62.12	$49.40	$37.00
Number of accumulation units outstanding at end of period	24,144	32,526	39,530	44,070	54,694	67,961	81,510	104,827	127,889	162,446
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.75	$14.79	$14.62	$13.19	$9.96	$9.03	$9.64	$8.76	$6.77	$11.34
Value at end of period	$18.82	$15.75	$14.79	$14.62	$13.19	$9.96	$9.03	$9.64	$8.76	$6.77
Number of accumulation units outstanding at end of period	94,537	65,026	67,461	71,831	96,568	108,857	127,463	154,749	150,347	163,151
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$17.37	$14.29	$14.99	$14.62	$10.63	$9.48	$9.91	$8.05	$6.57	$10.15
Value at end of period	$18.93	$17.37	$14.29	$14.99	$14.62	$10.63	$9.48	$9.91	$8.05	$6.57
Number of accumulation units outstanding at end of period	16,957	20,112	29,990	33,120	39,956	65,342	91,440	104,288	127,896	147,871
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.89	$13.10	$14.25	$13.81	$12.26	$11.08	$11.00	$9.91	$7.64	$10.99
Value at end of period	$16.15	$14.89	$13.10	$14.25	$13.81	$12.26	$11.08	$11.00	$9.91	$7.64
Number of accumulation units outstanding at end of period	146,257	175,103	186,091	254,328	227,332	278,388	280,115	297,547	368,963	326,241
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$20.44	$17.66	$19.12	$17.83	$13.44	$11.53	$11.99	$10.60	$8.39	$13.44
Value at end of period	$23.63	$20.44	$17.66	$19.12	$17.83	$13.44	$11.53	$11.99	$10.60	$8.39
Number of accumulation units outstanding at end of period	145,174	168,778	198,345	222,030	245,614	292,800	320,523	359,615	378,272	415,402
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.34	$16.23	$16.91	$15.84	$12.93	$11.70	$12.07	$10.96	$9.12	$12.14
Value at end of period	$19.93	$18.34	$16.23	$16.91	$15.84	$12.93	$11.70	$12.07	$10.96	$9.12
Number of accumulation units outstanding at end of period	570,975	678,619	816,902	959,918	128,558	121,858	148,295	188,722	222,360	306,848
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$47.72	$40.50	$42.46	$39.25	$29.84	$26.51	$27.58	$24.95	$20.49	$30.77
Value at end of period	$53.40	$47.72	$40.50	$42.46	$39.25	$29.84	$26.51	$27.58	$24.95	$20.49
Number of accumulation units outstanding at end of period	103,325	127,285	148,496	176,718	197,760	231,946	281,912	337,800	388,816	443,563
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$18.56	$16.72	$20.21	$20.38	$22.01	$18.81	$23.42	$19.82	$11.76	$24.56
Value at end of period	$26.08	$18.56	$16.72	$20.21	$20.38	$22.01	$18.81	$23.42	$19.82	$11.76
Number of accumulation units outstanding at end of period	97,797	87,031	99,093	115,167	135,222	162,360	180,430	206,305	304,281	378,645
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$28.67	$24.00	$25.36	$23.82	$17.45	$14.96	$15.44	$12.40	$9.91	$14.40
Value at end of period	$32.55	$28.67	$24.00	$25.36	$23.82	$17.45	$14.96	$15.44	$12.40	$9.91
Number of accumulation units outstanding at end of period	64,625	66,650	109,053	81,741	128,407	133,682	170,175	191,942	155,530	185,036
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
Value at beginning of period	$26.83	$25.93	$24.81	$24.22	$20.64	$18.15	$16.94	$15.13	$11.95	$17.03
Value at end of period	$33.16	$26.83	$25.93	$24.81	$24.22	$20.64	$18.15	$16.94	$15.13	$11.95
Number of accumulation units outstanding at end of period	67,629	88,608	90,626	92,834	114,475	143,248	169,004	202,527	203,385	225,513
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$17.65	$17.97	$17.61	$17.56	$14.09	$11.82	$13.13	$11.54	$8.43	$14.41
Value at end of period	$23.61	$17.65	$17.97	$17.61	$17.56	$14.09	$11.82	$13.13	$11.54	$8.43
Number of accumulation units outstanding at end of period	48,366	38,061	49,741	36,665	42,183	44,382	43,199	48,642	57,061	63,473
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$79.01	$74.42	$71.99	$65.33	$54.41	$48.38	$47.85	$42.71	$32.62	$45.81
Value at end of period	$89.35	$79.01	$74.42	$71.99	$65.33	$54.41	$48.38	$47.85	$42.71	$32.62
Number of accumulation units outstanding at end of period	268,551	348,309	391,362	460,029	531,694	635,942	730,033	894,237	1,034,928	1,168,272

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$46.09	$39.49	$43.17	$40.89	$32.08	$27.86	$28.61	$25.33	$20.63	$32.65
Value at end of period	$52.63	$46.09	$39.49	$43.17	$40.89	$32.08	$27.86	$28.61	$25.33	$20.63
Number of accumulation units outstanding at end of period	161,195	207,306	232,104	266,749	322,215	392,755	469,128	539,055	601,838	691,572
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.37	$16.46	$15.15	$14.23	$10.42	$8.94	$9.23	$8.05	$5.75	$10.15
Value at end of period	$21.44	$16.37	$16.46	$15.15	$14.23	$10.42	$8.94	$9.23	$8.05	$5.75
Number of accumulation units outstanding at end of period	67,701	78,974	102,501	54,997	72,871	61,096	95,002	109,783	80,480	16,757
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.33	$14.31	$14.70	$15.13	$13.47	$11.55	$13.41	$11.99	$8.87	$17.88
Value at end of period	$18.00	$14.33	$14.31	$14.70	$15.13	$13.47	$11.55	$13.41	$11.99	$8.87
Number of accumulation units outstanding at end of period	97,147	119,589	128,789	108,814	112,068	139,920	155,542	171,109	200,319	254,172
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.45	$10.46	$11.04	$12.07	$10.24	$8.79	$10.18	$9.55	$7.37	$12.63
Value at end of period	$12.52	$10.45	$10.46	$11.04	$12.07	$10.24	$8.79	$10.18	$9.55	$7.37
Number of accumulation units outstanding at end of period	225,687	301,028	352,061	375,482	439,447	544,244	107,339	138,277	140,510	133,335
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$27.70	$25.42	$27.99	$29.30	$22.83	$19.09	$20.60	$19.46	$14.97	$25.26
Value at end of period	$32.17	$27.70	$25.42	$27.99	$29.30	$22.83	$19.09	$20.60	$19.46	$14.97
Number of accumulation units outstanding at end of period	94,592	108,646	125,812	145,778	176,985	210,020	248,042	296,746	357,836	401,370

Separate Account Annual Charges of 1.80%

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
COLUMBIA SMALL CAP VALUE FUND (CLASS 2)										
Value at beginning of period	$33.41	$25.63	$27.86	$27.53	$20.91	$19.14	$20.77	$16.72	$13.62	$19.31
Value at end of period	$37.40	$33.41	$25.63	$27.86	$27.53	$20.91	$19.14	$20.77	$16.72	$13.62
Number of accumulation units outstanding at end of period	89,230	143,408	175,701	214,446	260,676	292,045	339,272	373,935	421,323	490,206
PROFUND VP BULL										
Value at beginning of period	$13.32	$12.37	$12.65	$11.56	$9.07	$8.11	$8.26	$7.47	$6.12	$9.99
Value at end of period	$15.61	$13.32	$12.37	$12.65	$11.56	$9.07	$8.11	$8.26	$7.47	$6.12
Number of accumulation units outstanding at end of period	57,423	69,200	77,860	90,047	99,800	103,248	116,744	130,992	149,993	169,003
PROFUND VP EUROPE 30										
Value at beginning of period	$9.28	$8.76	$10.01	$11.16	$9.34	$8.16	$9.12	$9.05	$6.97	$12.67
Value at end of period	$10.91	$9.28	$8.76	$10.01	$11.16	$9.34	$8.16	$9.12	$9.05	$6.97
Number of accumulation units outstanding at end of period	13,159	17,504	20,692	24,539	29,219	32,948	47,924	54,520	58,519	74,237
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$1.92	$2.06	$2.14	$3.12	$2.73	$2.98	$4.86	$5.89	$4.54	$7.45
Value at end of period	$1.66	$1.92	$2.06	$2.14	$3.12	$2.73	$2.98	$4.86	$5.89	$4.54
Number of accumulation units outstanding at end of period	38,062	91,945	102,099	116,680	114,055	123,022	116,176	130,604	152,633	175,733
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$13.66	$13.90	$14.15	$14.41	$14.67	$14.94	$15.21	$15.49	$15.72	$15.63
Value at end of period	$13.47	$13.66	$13.90	$14.15	$14.41	$14.67	$14.94	$15.21	$15.49	$15.72
Number of accumulation units outstanding at end of period	2,014,602	2,500,099	3,366,176	3,388,569	4,442,237	4,613,915	5,753,834	6,397,630	8,928,514	14,082,141

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.42	$14.37	$14.91	$13.78	$10.78	$9.53	$9.99			
Value at end of period	$18.14	$15.42	$14.37	$14.91	$13.78	$10.78	$9.53			
Number of accumulation units outstanding at end of period	2,000,543	2,677,847	3,137,548	3,610,105	4,129,724	4,809,114	5,344,579			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$13.84	$12.88	$13.33	$12.29	$9.60	$8.47	$8.67	$7.76	$6.07	$9.95
Value at end of period	$16.32	$13.84	$12.88	$13.33	$12.29	$9.60	$8.47	$8.67	$7.76	$6.07
Number of accumulation units outstanding at end of period	2,549,850	3,336,025	3,855,243	4,495,805	5,251,103	6,151,869	7,047,014	4,737,771	5,220,432	4,115,316
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$19.17	$17.03	$17.70	$17.82	$17.18	$15.34	$14.96	$13.33	$9.09	$11.95
Value at end of period	$19.99	$19.17	$17.03	$17.70	$17.82	$17.18	$15.34	$14.96	$13.33	$9.09
Number of accumulation units outstanding at end of period	1,105,217	1,424,130	1,509,264	1,769,712	2,133,974	2,482,713	2,405,079	2,614,587	2,426,606	2,840,103
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$16.17	$14.97	$15.15	$13.58	$10.43	$9.31	$9.51	$8.52	$7.05	$11.47
Value at end of period	$19.74	$16.17	$14.97	$15.15	$13.58	$10.43	$9.31	$9.51	$8.52	$7.05
Number of accumulation units outstanding at end of period	246,068	306,344	360,902	502,101	594,472	677,417	743,557	1,294,912	1,391,986	1,763,254
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$25.17	$21.76	$22.62	$21.07	$15.99	$13.87	$14.32	$12.00	$9.29	$15.20
Value at end of period	$28.01	$25.17	$21.76	$22.62	$21.07	$15.99	$13.87	$14.32	$12.00	$9.29
Number of accumulation units outstanding at end of period	135,369	199,330	218,587	276,559	342,208	401,719	451,533	573,103	628,781	813,645
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$25.81	$20.70	$21.83	$21.12	$15.12	$13.73	$14.12	$11.74	$9.60	$14.74
Value at end of period	$27.78	$25.81	$20.70	$21.83	$21.12	$15.12	$13.73	$14.12	$11.74	$9.60
Number of accumulation units outstanding at end of period	150,032	262,300	304,593	348,649	421,548	467,265	513,395	594,432	638,276	778,310
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$14.88	$14.55	$14.78	$14.13	$14.45	$13.49	$12.80	$11.90	$10.89	$12.14
Value at end of period	$15.32	$14.88	$14.55	$14.78	$14.13	$14.45	$13.49	$12.80	$11.90	$10.89
Number of accumulation units outstanding at end of period	8,713,085	10,580,228	11,641,904	13,100,993	4,780,496	4,981,575	5,423,977	6,019,746	6,442,678	6,841,165
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$9.22	$9.35	$9.66	$10.44						
Value at end of period	$11.24	$9.22	$9.35	$9.66						
Number of accumulation units outstanding at end of period	2,697,737	3,433,203	3,916,008	4,416,582						
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$8.41	$8.52	$8.77	$9.52	$8.00	$6.88	$8.00	$7.57	$6.05	$10.23
Value at end of period	$10.29	$8.41	$8.52	$8.77	$9.52	$8.00	$6.88	$8.00	$7.57	$6.05
Number of accumulation units outstanding at end of period	166,972	225,340	257,343	294,580	408,827	314,283	297,723	391,365	619,576	47,456
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$15.40	$15.17	$14.62	$13.17	$10.29	$10.32				
Value at end of period	$19.51	$15.40	$15.17	$14.62	$13.17	$10.29				
Number of accumulation units outstanding at end of period	3,413,012	4,632,648	5,400,475	6,236,547	7,311,175	8,192,636				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$23.85	$23.42	$22.48	$20.19	$15.74	$13.61	$13.55	$12.08	$8.63	$12.14
Value at end of period	$30.32	$23.85	$23.42	$22.48	$20.19	$15.74	$13.61	$13.55	$12.08	$8.63
Number of accumulation units outstanding at end of period	2,647,782	3,529,876	4,152,669	4,944,671	2,408,923	850,563	947,950	591,995	527,266	41,671

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.23	$14.56	$15.55	$14.43	$11.24	$10.01	$10.04			
Value at end of period	$18.05	$16.23	$14.56	$15.55	$14.43	$11.24	$10.01			
Number of accumulation units outstanding at end of period	2,501,649	3,306,798	3,951,601	4,130,932	2,443,672	461,779	592,607			
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$17.53	$16.68	$16.94	$15.89	$12.29	$10.99	$11.28	$8.84	$6.38	$10.43
Value at end of period	$21.48	$17.53	$16.68	$16.94	$15.89	$12.29	$10.99	$11.28	$8.84	$6.38
Number of accumulation units outstanding at end of period	3,115,560	1,549,085	1,770,005	2,038,945	2,421,220	2,023,437	2,377,780	2,888,373	2,685,458	2,730,320
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.58	$16.50	$16.89	$14.96	$11.69	$10.80	$11.52	$10.12	$8.30	$12.95
Value at end of period	$20.96	$17.58	$16.50	$16.89	$14.96	$11.69	$10.80	$11.52	$10.12	$8.30
Number of accumulation units outstanding at end of period	140,747	180,864	181,637	193,114	177,635	189,860	211,730	262,745	317,218	362,301
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.50	$12.81	$13.31	$12.87	$11.05	$9.96	$10.26	$9.36	$9.21	
Value at end of period	$15.47	$13.50	$12.81	$13.31	$12.87	$11.05	$9.96	$10.26	$9.36	
Number of accumulation units outstanding at end of period	9,651,893	12,146,722	15,144,257	18,140,729	20,706,858	22,129,608	23,660,153	25,710,826	27,999,679	
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.51	$12.88	$13.33	$12.84	$11.30	$10.31	$10.49	$9.62	$9.49	
Value at end of period	$15.20	$13.51	$12.88	$13.33	$12.84	$11.30	$10.31	$10.49	$9.62	
Number of accumulation units outstanding at end of period	5,389,180	6,776,859	7,820,578	9,174,565	10,006,371	10,781,592	12,280,940	13,847,272	14,888,749	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.90	$12.42	$12.85	$12.43	$11.50	$10.63	$10.60	$9.85	$9.75	
Value at end of period	$14.17	$12.90	$12.42	$12.85	$12.43	$11.50	$10.63	$10.60	$9.85	
Number of accumulation units outstanding at end of period	3,292,490	4,098,739	4,861,508	5,811,071	6,445,119	7,032,497	7,634,659	8,948,023	9,835,817	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.22	$24.16	$22.91	$20.69	$16.00	$14.26	$13.97	$12.65	$9.99	
Value at end of period	$32.43	$25.22	$24.16	$22.91	$20.69	$16.00	$14.26	$13.97	$12.65	
Number of accumulation units outstanding at end of period	398,630	534,708	589,681	591,763	538,346	603,059	623,596	621,152	723,428	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$15.76	$14.49	$14.50	$13.11	$10.13	$8.95	$8.92	$8.11	$6.69	$10.26
Value at end of period	$18.92	$15.76	$14.49	$14.50	$13.11	$10.13	$8.95	$8.92	$8.11	$6.69
Number of accumulation units outstanding at end of period	1,615,840	2,000,629	2,194,759	2,167,937	2,247,135	2,391,217	2,342,300	2,936,570	3,311,747	70,825
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$23.30	$20.58	$21.78	$19.76	$15.31	$13.44	$13.61	$12.47	$10.35	
Value at end of period	$25.91	$23.30	$20.58	$21.78	$19.76	$15.31	$13.44	$13.61	$12.47	
Number of accumulation units outstanding at end of period	594,191	688,907	712,260	272,080	241,004	221,468	221,530	224,171	118,763	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.77	$24.57	$25.21	$23.11	$17.45	$15.38	$16.01	$12.96	$10.34	
Value at end of period	$31.47	$25.77	$24.57	$25.21	$23.11	$17.45	$15.38	$16.01	$12.96	
Number of accumulation units outstanding at end of period	485,650	591,914	749,470	748,568	809,291	890,508	992,399	1,252,894	1,184,289	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.71	$14.93	$15.96	$15.53	$11.43	$10.05	$10.68	$8.63	$6.95	$10.06
Value at end of period	$19.82	$17.71	$14.93	$15.96	$15.53	$11.43	$10.05	$10.68	$8.63	$6.95
Number of accumulation units outstanding at end of period	416,176	599,192	708,462	731,375	931,998	894,052	895,890	1,054,400	769,485	523,436
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$15.51	$13.96	$14.38	$13.90	$10.21	$9.04	$9.16	$7.06	$5.50	$8.57
Value at end of period	$18.04	$15.51	$13.96	$14.38	$13.90	$10.21	$9.04	$9.16	$7.06	$5.50
Number of accumulation units outstanding at end of period	147,812	219,284	256,095	298,977	385,461	474,519	523,504	580,520	644,943	732,042
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.40	$15.91	$16.37	$15.69	$11.63	$10.37	$10.85	$8.91	$7.13	$10.05
Value at end of period	$21.15	$19.40	$15.91	$16.37	$15.69	$11.63	$10.37	$10.85	$8.91	$7.13
Number of accumulation units outstanding at end of period	256,170	373,210	413,243	333,845	368,513	364,235	469,399	494,420	417,162	703,123
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$9.99	$9.58	$10.03							
Value at end of period	$11.59	$9.99	$9.58							
Number of accumulation units outstanding at end of period	1,983,202	2,306,909	2,762,227							
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.40	$11.37	$11.58	$11.18	$11.71	$11.51	$10.96	$10.54	$10.17	$9.99
Value at end of period	$11.53	$11.40	$11.37	$11.58	$11.18	$11.71	$11.51	$10.96	$10.54	$10.17
Number of accumulation units outstanding at end of period	1,152,826	1,312,245	1,558,869	1,340,517	1,105,563	1,269,277	1,537,962	1,315,740	1,307,591	927,557
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$19.58	$18.93	$20.29	$19.81	$14.52	$12.36	$12.31	$9.91	$7.47	$12.94
Value at end of period	$24.65	$19.58	$18.93	$20.29	$19.81	$14.52	$12.36	$12.31	$9.91	$7.47
Number of accumulation units outstanding at end of period	712,012	935,381	1,176,252	1,381,374	1,630,441	1,509,289	1,736,449	1,752,103	1,928,884	1,662,196
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.27	$13.43	$13.91	$12.44	$12.22	$9.90	$10.65	$9.35	$7.13	$12.37
Value at end of period	$14.40	$13.27	$13.43	$13.91	$12.44	$12.22	$9.90	$10.65	$9.35	$7.13
Number of accumulation units outstanding at end of period	250,815	314,103	357,531	397,425	472,843	527,120	606,050	692,761	777,699	812,892
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$99.16	$96.86	$95.81	$75.12	$74.95	$66.07	$61.44	$48.88	$36.63	$60.68
Value at end of period	$102.42	$99.16	$96.86	$95.81	$75.12	$74.95	$66.07	$61.44	$48.88	$36.63
Number of accumulation units outstanding at end of period	113,945	157,669	182,511	211,136	264,528	297,080	348,401	404,020	477,698	584,295
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.66	$14.71	$14.55	$13.13	$9.92	$9.00	$9.62	$8.74	$6.76	$11.33
Value at end of period	$18.70	$15.66	$14.71	$14.55	$13.13	$9.92	$9.00	$9.62	$8.74	$6.76
Number of accumulation units outstanding at end of period	663,664	855,163	979,706	1,045,520	1,159,882	1,246,234	1,402,454	1,614,112	1,850,971	1,749,544
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$17.28	$14.22	$14.92	$14.56	$10.60	$9.45	$9.89	$8.04	$6.56	$10.14
Value at end of period	$18.82	$17.28	$14.22	$14.92	$14.56	$10.60	$9.45	$9.89	$8.04	$6.56
Number of accumulation units outstanding at end of period	281,191	384,190	485,174	589,064	685,687	786,358	975,691	1,137,911	1,385,994	1,404,795
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.81	$13.04	$14.18	$13.76	$12.22	$11.05	$10.97	$9.89	$7.63	$10.98
Value at end of period	$16.05	$14.81	$13.04	$14.18	$13.76	$12.22	$11.05	$10.97	$9.89	$7.63
Number of accumulation units outstanding at end of period	1,387,218	1,732,450	1,985,678	2,354,205	2,213,326	2,339,321	2,453,412	2,382,800	2,760,884	2,565,615
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$20.29	$17.54	$18.99	$17.72	$13.37	$11.47	$11.93	$10.55	$8.36	$13.41
Value at end of period	$23.45	$20.29	$17.54	$18.99	$17.72	$13.37	$11.47	$11.93	$10.55	$8.36
Number of accumulation units outstanding at end of period	301,384	384,096	468,120	566,398	643,623	586,623	596,557	755,522	443,853	451,445

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.23	$16.14	$16.83	$15.77	$12.88	$11.66	$12.03	$10.94	$9.10	$12.12
Value at end of period	$19.81	$18.23	$16.14	$16.83	$15.77	$12.88	$11.66	$12.03	$10.94	$9.10
Number of accumulation units outstanding at end of period	2,133,008	2,554,677	3,095,046	3,960,762	1,175,556	894,306	959,336	1,123,219	979,826	1,330,884
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$47.16	$40.04	$42.01	$38.85	$29.55	$26.26	$27.34	$24.74	$20.33	$30.55
Value at end of period	$52.74	$47.16	$40.04	$42.01	$38.85	$29.55	$26.26	$27.34	$24.74	$20.33
Number of accumulation units outstanding at end of period	538,225	646,493	686,568	777,321	870,680	891,048	1,022,651	1,201,379	1,432,519	1,558,547
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$18.38	$16.57	$20.04	$20.22	$21.84	$18.68	$23.27	$19.70	$11.69	$24.43
Value at end of period	$25.82	$18.38	$16.57	$20.04	$20.22	$21.84	$18.68	$23.27	$19.70	$11.69
Number of accumulation units outstanding at end of period	797,221	1,065,489	1,217,004	1,349,828	1,541,334	1,573,188	1,616,591	1,772,314	2,344,576	2,305,399
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$28.46	$23.83	$25.20	$23.68	$17.35	$14.89	$15.37	$12.35	$9.88	$14.36
Value at end of period	$32.30	$28.46	$23.83	$25.20	$23.68	$17.35	$14.89	$15.37	$12.35	$9.88
Number of accumulation units outstanding at end of period	534,353	673,665	818,380	878,205	1,053,583	1,007,689	1,128,312	1,514,461	1,010,425	1,055,689
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
Value at beginning of period	$26.63	$25.75	$24.65	$24.08	$20.53	$18.06	$16.86	$15.08	$11.91	$16.98
Value at end of period	$32.90	$26.63	$25.75	$24.65	$24.08	$20.53	$18.06	$16.86	$15.08	$11.91
Number of accumulation units outstanding at end of period	469,833	645,713	697,702	746,901	876,473	1,065,161	1,031,821	1,201,405	1,082,379	1,134,916
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$19.82	$20.19	$19.80	$19.75	$15.85	$13.31	$14.79	$13.00	$9.50	$16.26
Value at end of period	$26.50	$19.82	$20.19	$19.80	$19.75	$15.85	$13.31	$14.79	$13.00	$9.50
Number of accumulation units outstanding at end of period	285,246	292,021	409,943	317,463	331,199	324,660	384,623	343,403	400,384	526,642
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$77.90	$73.41	$71.05	$64.50	$53.75	$47.82	$47.32	$42.26	$32.30	$45.37
Value at end of period	$88.05	$77.90	$73.41	$71.05	$64.50	$53.75	$47.82	$47.32	$42.26	$32.30
Number of accumulation units outstanding at end of period	2,068,165	2,440,275	2,607,023	2,773,382	3,051,231	3,177,522	3,580,246	4,075,631	4,426,485	4,902,623
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$45.44	$38.95	$42.61	$40.38	$31.69	$27.54	$28.29	$25.06	$20.42	$32.34
Value at end of period	$51.87	$45.44	$38.95	$42.61	$40.38	$31.69	$27.54	$28.29	$25.06	$20.42
Number of accumulation units outstanding at end of period	675,309	891,269	958,158	1,065,732	1,208,043	1,274,037	1,569,363	1,710,923	1,863,854	1,928,956
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.29	$16.39	$15.09	$14.18	$10.39	$8.92	$9.21	$8.04	$5.74	$10.15
Value at end of period	$21.32	$16.29	$16.39	$15.09	$14.18	$10.39	$8.92	$9.21	$8.04	$5.74
Number of accumulation units outstanding at end of period	815,370	934,378	1,375,975	1,220,127	1,304,112	864,423	659,446	604,139	674,879	195,992
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.24	$14.23	$14.63	$15.07	$13.42	$11.51	$13.37	$11.96	$8.85	$17.86
Value at end of period	$17.89	$14.24	$14.23	$14.63	$15.07	$13.42	$11.51	$13.37	$11.96	$8.85
Number of accumulation units outstanding at end of period	570,796	698,488	784,644	745,966	727,325	799,252	836,742	901,392	1,037,305	1,373,994
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.39	$10.41	$10.99	$12.02	$10.20	$8.76	$10.16	$9.53	$7.36	$12.62
Value at end of period	$12.45	$10.39	$10.41	$10.99	$12.02	$10.20	$8.76	$10.16	$9.53	$7.36
Number of accumulation units outstanding at end of period	1,566,450	2,125,528	2,444,387	2,718,956	3,227,494	3,325,817	1,390,250	1,654,953	1,636,070	1,372,927
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$27.36	$25.12	$27.68	$28.99	$22.60	$18.90	$20.41	$19.29	$14.85	$25.06
Value at end of period	$31.77	$27.36	$25.12	$27.68	$28.99	$22.60	$18.90	$20.41	$19.29	$14.85
Number of accumulation units outstanding at end of period	373,233	470,148	546,425	625,174	692,056	764,758	877,409	1,057,096	1,191,389	1,253,473

Condensed Financial Information (continued)

Separate Account Annual Charges of 1.85%

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
COLUMBIA SMALL CAP VALUE FUND (CLASS 2)										
Value at beginning of period	$33.18	$25.47	$27.69	$27.38	$20.81	$19.06	$20.69	$16.67	$13.58	$19.26
Value at end of period	$37.12	$33.18	$25.47	$27.69	$27.38	$20.81	$19.06	$20.69	$16.67	$13.58
Number of accumulation units outstanding at end of period	237,236	306,411	376,261	456,115	537,102	595,693	672,441	759,123	874,057	1,007,369
PROFUND VP BULL										
Value at beginning of period	$13.21	$12.28	$12.56	$11.48	$9.02	$8.07	$8.22	$7.44	$6.09	$9.96
Value at end of period	$15.48	$13.21	$12.28	$12.56	$11.48	$9.02	$8.07	$8.22	$7.44	$6.09
Number of accumulation units outstanding at end of period	91,325	116,572	134,408	149,808	186,047	199,318	212,963	224,850	250,010	272,166
PROFUND VP EUROPE 30										
Value at beginning of period	$9.20	$8.70	$9.94	$11.09	$9.29	$8.12	$9.08	$9.01	$6.94	$12.63
Value at end of period	$10.82	$9.20	$8.70	$9.94	$11.09	$9.29	$8.12	$9.08	$9.01	$6.94
Number of accumulation units outstanding at end of period	23,193	27,040	30,731	36,285	46,000	52,770	65,105	75,918	86,369	98,592
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$1.91	$2.05	$2.12	$3.10	$2.71	$2.97	$4.84	$5.88	$4.53	$7.44
Value at end of period	$1.65	$1.91	$2.05	$2.12	$3.10	$2.71	$2.97	$4.84	$5.88	$4.53
Number of accumulation units outstanding at end of period	125,982	148,378	176,013	203,038	199,518	202,966	188,087	191,041	198,055	248,147
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$13.51	$13.76	$14.01	$14.28	$14.54	$14.82	$15.09	$15.37	$15.61	$15.53
Value at end of period	$13.32	$13.51	$13.76	$14.01	$14.28	$14.54	$14.82	$15.09	$15.37	$15.61
Number of accumulation units outstanding at end of period	522,782	653,798	731,139	760,073	982,804	1,650,489	1,459,797	1,453,004	1,956,517	3,532,830
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.37	$14.34	$14.88	$13.76	$10.77	$9.53	$9.99			
Value at end of period	$18.08	$15.37	$14.34	$14.88	$13.76	$10.77	$9.53			
Number of accumulation units outstanding at end of period	1,952,536	2,511,463	2,907,230	3,272,252	3,997,845	4,522,820	5,120,278			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$13.78	$12.83	$13.28	$12.26	$9.58	$8.45	$8.66	$7.75	$6.07	$9.95
Value at end of period	$16.24	$13.78	$12.83	$13.28	$12.26	$9.58	$8.45	$8.66	$7.75	$6.07
Number of accumulation units outstanding at end of period	1,539,563	1,912,631	2,262,818	2,651,950	3,277,124	3,890,208	4,564,455	2,961,017	3,239,497	2,455,632
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$19.05	$16.93	$17.60	$17.73	$17.10	$15.28	$14.91	$13.29	$9.07	$11.92
Value at end of period	$19.85	$19.05	$16.93	$17.60	$17.73	$17.10	$15.28	$14.91	$13.29	$9.07
Number of accumulation units outstanding at end of period	534,819	698,700	826,797	984,839	1,127,498	1,378,018	1,526,830	1,629,416	1,489,967	1,757,351
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$16.04	$14.86	$15.04	$13.50	$10.37	$9.26	$9.46	$8.48	$7.03	$11.44
Value at end of period	$19.57	$16.04	$14.86	$15.04	$13.50	$10.37	$9.26	$9.46	$8.48	$7.03
Number of accumulation units outstanding at end of period	229,971	280,295	393,071	471,692	507,579	571,288	647,519	724,865	802,033	872,801
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$21.65	$18.72	$19.48	$18.15	$13.78	$11.96	$12.36	$10.35	$8.02	$13.13
Value at end of period	$24.08	$21.65	$18.72	$19.48	$18.15	$13.78	$11.96	$12.36	$10.35	$8.02
Number of accumulation units outstanding at end of period	86,812	103,379	114,208	144,007	171,385	192,163	232,342	261,091	316,701	375,334
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$21.25	$17.05	$17.99	$17.42	$12.47	$11.33	$11.66	$9.70	$7.94	$12.19
Value at end of period	$22.86	$21.25	$17.05	$17.99	$17.42	$12.47	$11.33	$11.66	$9.70	$7.94
Number of accumulation units outstanding at end of period	67,355	75,009	86,182	112,392	139,653	152,895	178,905	198,366	221,306	284,209

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$14.77	$14.45	$14.68	$14.05	$14.37	$13.42	$12.74	$11.85	$10.85	$12.10
Value at end of period	$15.19	$14.77	$14.45	$14.68	$14.05	$14.37	$13.42	$12.74	$11.85	$10.85
Number of accumulation units outstanding at end of period	3,257,767	3,793,875	4,326,145	4,886,932	1,442,354	1,570,672	1,806,469	1,963,729	2,071,861	2,271,231
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$9.20	$9.34	$9.66	$10.41						
Value at end of period	$11.22	$9.20	$9.34	$9.66						
Number of accumulation units outstanding at end of period	1,899,283	2,368,835	2,867,401	3,260,185						
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$8.37	$8.49	$8.74	$9.49	$7.98	$6.87	$7.99	$7.56	$6.04	$10.27
Value at end of period	$10.24	$8.37	$8.49	$8.74	$9.49	$7.98	$6.87	$7.99	$7.56	$6.04
Number of accumulation units outstanding at end of period	55,331	84,986	88,959	115,092	159,292	114,986	132,802	233,418	250,060	44,123
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$15.36	$15.15	$14.60	$13.16	$10.29	$10.27				
Value at end of period	$19.45	$15.36	$15.15	$14.60	$13.16	$10.29				
Number of accumulation units outstanding at end of period	3,353,769	4,255,073	5,158,352	6,001,644	7,219,952	8,294,308				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$23.70	$23.29	$22.36	$20.10	$15.67	$13.56	$13.51	$12.04	$8.61	$12.11
Value at end of period	$30.11	$23.70	$23.29	$22.36	$20.10	$15.67	$13.56	$13.51	$12.04	$8.61
Number of accumulation units outstanding at end of period	1,428,454	1,844,458	2,218,742	2,651,985	1,391,748	784,960	913,634	305,317	290,470	47,804
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.19	$14.52	$15.51	$14.41	$11.23	$10.01	$10.04			
Value at end of period	$17.99	$16.19	$14.52	$15.51	$14.41	$11.23	$10.01			
Number of accumulation units outstanding at end of period	1,790,413	2,318,155	2,785,888	3,050,623	2,667,129	350,796	327,575			
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$17.39	$16.56	$16.83	$15.79	$12.22	$10.93	$11.22	$8.80	$6.35	$10.40
Value at end of period	$21.30	$17.39	$16.56	$16.83	$15.79	$12.22	$10.93	$11.22	$8.80	$6.35
Number of accumulation units outstanding at end of period	1,802,688	901,506	1,088,228	1,229,446	1,467,760	1,398,446	1,536,337	1,723,943	1,726,452	1,851,371
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.48	$16.41	$16.81	$14.89	$11.65	$10.76	$11.48	$10.10	$8.29	$12.94
Value at end of period	$20.83	$17.48	$16.41	$16.81	$14.89	$11.65	$10.76	$11.48	$10.10	$8.29
Number of accumulation units outstanding at end of period	94,692	118,315	150,585	137,539	177,587	204,852	222,223	230,935	321,785	349,592
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.45	$12.77	$13.28	$12.84	$11.03	$9.95	$10.26	$9.36	$9.21	
Value at end of period	$15.40	$13.45	$12.77	$13.28	$12.84	$11.03	$9.95	$10.26	$9.36	
Number of accumulation units outstanding at end of period	4,151,707	5,254,180	6,394,120	7,107,605	8,486,980	9,182,497	9,731,750	10,459,517	11,143,360	
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.46	$12.84	$13.29	$12.81	$11.28	$10.30	$10.48	$9.62	$9.49	
Value at end of period	$15.13	$13.46	$12.84	$13.29	$12.81	$11.28	$10.30	$10.48	$9.62	
Number of accumulation units outstanding at end of period	2,920,161	3,910,644	4,799,197	5,467,152	6,466,476	6,578,288	7,226,734	7,809,734	7,294,923	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.86	$12.38	$12.82	$12.41	$11.49	$10.62	$10.59	$9.85	$9.75	
Value at end of period	$14.11	$12.86	$12.38	$12.82	$12.41	$11.49	$10.62	$10.59	$9.85	
Number of accumulation units outstanding at end of period	1,755,491	2,021,135	2,436,398	2,717,080	3,300,270	3,877,968	4,431,415	4,645,124	5,966,132	
VOYA RUSSELL^{TM} LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.12	$24.08	$22.85	$20.64	$15.97	$14.24	$13.96	$12.65	$10.19	
Value at end of period	$32.29	$25.12	$24.08	$22.85	$20.64	$15.97	$14.24	$13.96	$12.65	
Number of accumulation units outstanding at end of period	462,816	574,022	639,919	643,055	724,614	802,994	952,472	1,118,327	1,216,920	
VOYA RUSSELL^{TM} LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$15.69	$14.43	$14.45	$13.07	$10.11	$8.93	$8.91	$8.11	$6.69	$10.09
Value at end of period	$18.83	$15.69	$14.43	$14.45	$13.07	$10.11	$8.93	$8.91	$8.11	$6.69
Number of accumulation units outstanding at end of period	667,375	956,863	1,060,426	1,039,785	988,513	971,614	1,039,503	1,252,326	1,447,166	142,907
VOYA RUSSELL^{TM} LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$23.21	$20.51	$21.71	$19.71	$15.28	$13.43	$13.60	$12.47	$10.41	
Value at end of period	$25.79	$23.21	$20.51	$21.71	$19.71	$15.28	$13.43	$13.60	$12.47	
Number of accumulation units outstanding at end of period	389,508	475,690	505,701	106,060	112,900	105,424	107,279	77,313	45,506	
VOYA RUSSELL^{TM} MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.67	$24.48	$25.14	$23.06	$17.41	$15.36	$16.00	$12.95	$9.75	
Value at end of period	$31.33	$25.67	$24.48	$25.14	$23.06	$17.41	$15.36	$16.00	$12.95	
Number of accumulation units outstanding at end of period	411,716	505,625	468,949	476,842	533,218	589,336	660,983	749,319	800,975	
VOYA RUSSELL^{TM} SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.63	$14.87	$15.91	$15.49	$11.40	$10.03	$10.66	$8.62	$6.95	$10.06
Value at end of period	$19.72	$17.63	$14.87	$15.91	$15.49	$11.40	$10.03	$10.66	$8.62	$6.95
Number of accumulation units outstanding at end of period	354,036	515,319	540,381	535,141	644,777	581,385	663,426	764,004	555,415	530,429
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$15.39	$13.86	$14.28	$13.81	$10.14	$8.99	$9.11	$7.03	$5.48	$8.54
Value at end of period	$17.89	$15.39	$13.86	$14.28	$13.81	$10.14	$8.99	$9.11	$7.03	$5.48
Number of accumulation units outstanding at end of period	193,095	262,327	314,687	390,720	487,386	556,136	635,815	707,541	788,008	866,019
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.32	$15.85	$16.32	$15.64	$11.60	$10.35	$10.83	$8.90	$7.13	$10.08
Value at end of period	$21.05	$19.32	$15.85	$16.32	$15.64	$11.60	$10.35	$10.83	$8.90	$7.13
Number of accumulation units outstanding at end of period	116,546	159,255	162,670	149,135	219,885	217,615	328,273	233,282	187,829	123,785
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$9.99	$9.58	$10.03							
Value at end of period	$11.58	$9.99	$9.58							
Number of accumulation units outstanding at end of period	652,191	818,467	929,841							
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.35	$11.33	$11.54	$11.15	$11.68	$11.49	$10.95	$10.53	$10.17	$10.04
Value at end of period	$11.47	$11.35	$11.33	$11.54	$11.15	$11.68	$11.49	$10.95	$10.53	$10.17
Number of accumulation units outstanding at end of period	331,139	579,984	664,894	651,548	565,049	633,291	807,129	681,132	874,710	831,230
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$19.46	$18.82	$20.19	$19.72	$14.47	$12.32	$12.28	$9.89	$7.45	$12.92
Value at end of period	$24.49	$19.46	$18.82	$20.19	$19.72	$14.47	$12.32	$12.28	$9.89	$7.45
Number of accumulation units outstanding at end of period	246,398	315,159	408,926	470,337	547,406	469,290	523,132	616,566	720,914	518,944

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.20	$13.36	$13.85	$12.39	$12.18	$9.87	$10.62	$9.33	$7.12	$12.36
Value at end of period	$14.32	$13.20	$13.36	$13.85	$12.39	$12.18	$9.87	$10.62	$9.33	$7.12
Number of accumulation units outstanding at end of period	82,178	100,218	139,132	158,295	156,071	175,228	194,704	250,058	350,244	383,538
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$97.76	$95.54	$94.56	$74.18	$74.05	$65.30	$60.76	$48.37	$36.26	$60.10
Value at end of period	$100.93	$97.76	$95.54	$94.56	$74.18	$74.05	$65.30	$60.76	$48.37	$36.26
Number of accumulation units outstanding at end of period	64,287	89,307	102,482	122,799	150,515	174,332	213,189	261,299	303,244	351,231
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.58	$14.64	$14.48	$13.08	$9.89	$8.97	$9.59	$8.72	$6.75	$11.32
Value at end of period	$18.59	$15.58	$14.64	$14.48	$13.08	$9.89	$8.97	$9.59	$8.72	$6.75
Number of accumulation units outstanding at end of period	240,158	314,009	316,629	355,972	384,836	406,272	450,004	516,509	531,825	490,643
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$17.18	$14.15	$14.86	$14.51	$10.56	$9.42	$9.86	$8.02	$6.55	$10.13
Value at end of period	$18.71	$17.18	$14.15	$14.86	$14.51	$10.56	$9.42	$9.86	$8.02	$6.55
Number of accumulation units outstanding at end of period	148,562	181,876	224,508	255,906	298,086	300,767	344,970	437,170	485,588	707,626
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.73	$12.98	$14.12	$13.70	$12.18	$11.02	$10.95	$9.87	$7.62	$10.97
Value at end of period	$15.96	$14.73	$12.98	$14.12	$13.70	$12.18	$11.02	$10.95	$9.87	$7.62
Number of accumulation units outstanding at end of period	502,039	645,447	675,384	809,408	769,242	783,496	844,774	820,797	1,016,726	768,295
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$20.14	$17.42	$18.87	$17.62	$13.30	$11.42	$11.88	$10.51	$8.33	$13.37
Value at end of period	$23.26	$20.14	$17.42	$18.87	$17.62	$13.30	$11.42	$11.88	$10.51	$8.33
Number of accumulation units outstanding at end of period	774,365	941,431	1,126,947	1,284,647	1,486,234	1,683,954	1,958,358	2,089,804	2,199,381	2,360,477
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.12	$16.06	$16.75	$15.70	$12.83	$11.62	$12.00	$10.91	$9.08	$12.11
Value at end of period	$19.68	$18.12	$16.06	$16.75	$15.70	$12.83	$11.62	$12.00	$10.91	$9.08
Number of accumulation units outstanding at end of period	823,190	1,081,870	1,294,225	1,536,547	434,828	437,246	472,601	515,888	545,405	602,759
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$46.60	$39.59	$41.56	$38.45	$29.26	$26.02	$27.10	$24.54	$20.17	$30.33
Value at end of period	$52.10	$46.60	$39.59	$41.56	$38.45	$29.26	$26.02	$27.10	$24.54	$20.17
Number of accumulation units outstanding at end of period	171,988	205,426	217,724	257,145	300,696	317,915	378,441	480,043	498,320	550,028
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$18.20	$16.42	$19.87	$20.06	$21.68	$18.55	$23.12	$19.58	$11.63	$24.31
Value at end of period	$25.56	$18.20	$16.42	$19.87	$20.06	$21.68	$18.55	$23.12	$19.58	$11.63
Number of accumulation units outstanding at end of period	329,844	389,629	403,860	461,734	544,042	678,671	757,491	755,381	952,923	984,359
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$28.25	$23.67	$25.04	$23.54	$17.26	$14.82	$15.30	$12.30	$9.84	$14.31
Value at end of period	$32.04	$28.25	$23.67	$25.04	$23.54	$17.26	$14.82	$15.30	$12.30	$9.84
Number of accumulation units outstanding at end of period	191,048	266,022	335,660	330,444	402,749	397,444	439,797	544,852	462,993	502,354
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
Value at beginning of period	$26.43	$25.57	$24.49	$23.94	$20.42	$17.97	$16.79	$15.02	$11.87	$16.93
Value at end of period	$32.64	$26.43	$25.57	$24.49	$23.94	$20.42	$17.97	$16.79	$15.02	$11.87
Number of accumulation units outstanding at end of period	299,019	340,649	333,964	393,959	420,592	490,460	568,944	604,358	581,099	638,483
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$17.74	$18.08	$17.74	$17.70	$14.22	$11.94	$13.28	$11.68	$8.54	$14.62
Value at end of period	$23.70	$17.74	$18.08	$17.74	$17.70	$14.22	$11.94	$13.28	$11.68	$8.54
Number of accumulation units outstanding at end of period	157,749	169,823	237,377	199,476	240,652	194,512	224,975	211,590	222,438	260,441

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$76.80	$72.42	$70.12	$63.69	$53.10	$47.26	$46.80	$41.81	$31.97	$44.94
Value at end of period	$86.77	$76.80	$72.42	$70.12	$63.69	$53.10	$47.26	$46.80	$41.81	$31.97
Number of accumulation units outstanding at end of period	701,202	929,880	1,066,029	1,153,173	1,309,807	1,414,980	1,658,943	1,951,488	2,013,479	2,269,322
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$44.80	$38.43	$42.05	$39.87	$31.31	$27.22	$27.98	$24.80	$20.21	$32.03
Value at end of period	$51.11	$44.80	$38.43	$42.05	$39.87	$31.31	$27.22	$27.98	$24.80	$20.21
Number of accumulation units outstanding at end of period	377,023	492,093	562,014	658,632	793,243	888,427	1,049,862	1,115,772	1,191,045	1,310,977
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.21	$16.31	$15.04	$14.13	$10.36	$8.90	$9.19	$8.03	$5.74	$10.14
Value at end of period	$21.21	$16.21	$16.31	$15.04	$14.13	$10.36	$8.90	$9.19	$8.03	$5.74
Number of accumulation units outstanding at end of period	530,024	545,311	506,457	402,042	458,852	493,188	388,192	369,012	274,869	101,945
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.16	$14.16	$14.56	$15.00	$13.37	$11.47	$13.33	$11.93	$8.84	$17.83
Value at end of period	$17.77	$14.16	$14.16	$14.56	$15.00	$13.37	$11.47	$13.33	$11.93	$8.84
Number of accumulation units outstanding at end of period	259,560	273,351	326,501	328,768	356,914	402,114	443,773	468,827	516,454	642,231
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.33	$10.36	$10.94	$11.97	$10.17	$8.73	$10.14	$9.51	$7.35	$12.61
Value at end of period	$12.37	$10.33	$10.36	$10.94	$11.97	$10.17	$8.73	$10.14	$9.51	$7.35
Number of accumulation units outstanding at end of period	1,425,356	1,753,233	2,127,087	2,375,621	2,649,402	2,970,424	803,127	926,890	994,252	962,270
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$27.03	$24.83	$27.37	$28.68	$22.37	$18.72	$20.22	$19.12	$14.72	$24.87
Value at end of period	$31.36	$27.03	$24.83	$27.37	$28.68	$22.37	$18.72	$20.22	$19.12	$14.72
Number of accumulation units outstanding at end of period	204,405	254,951	318,416	359,915	394,962	452,832	488,659	572,904	606,331	632,626
WELLS FARGO VT OMEGA GROWTH FUND										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$18.93	$19.19	$19.29	$18.92	$13.78	$11.66	$12.58	$10.00		
Value at end of period	$25.01	$18.93	$19.19	$19.29	$18.92	$13.78	$11.66	$12.58		
Number of accumulation units outstanding at end of period	0	1,111	5,144	5,200	5,253	12,886	13,524	15,660		
WELLS FARGO VT SMALL CAP GROWTH FUND										
Value at beginning of period	$25.37	$23.99	$25.17	$26.13	$17.72	$16.74	$17.88	$14.37	$9.59	$16.68
Value at end of period	$31.34	$25.37	$23.99	$25.17	$26.13	$17.72	$16.74	$17.88	$14.37	$9.59
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	1,752	1,767	1,783	1,805

Separate Account Annual Charges of 1.95%

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
COLUMBIA SMALL CAP VALUE FUND (CLASS 2)										
Value at beginning of period	$32.72	$25.14	$27.37	$27.08	$20.61	$18.89	$20.53	$16.55	$13.51	$19.17
Value at end of period	$36.57	$32.72	$25.14	$27.37	$27.08	$20.61	$18.89	$20.53	$16.55	$13.51
Number of accumulation units outstanding at end of period	132,769	176,425	197,472	225,564	261,948	307,378	337,456	373,700	427,908	464,506
PROFUND VP BULL										
Value at beginning of period	$13.00	$12.09	$12.39	$11.34	$8.91	$7.98	$8.14	$7.37	$6.05	$9.89
Value at end of period	$15.22	$13.00	$12.09	$12.39	$11.34	$8.91	$7.98	$8.14	$7.37	$6.05
Number of accumulation units outstanding at end of period	5,903	9,319	9,826	11,653	13,868	20,716	22,523	24,279	28,304	30,665

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
PROFUND VP EUROPE 30										
Value at beginning of period	$9.06	$8.57	$9.81	$10.95	$9.18	$8.03	$8.99	$8.93	$6.88	$12.54
Value at end of period	$10.63	$9.06	$8.57	$9.81	$10.95	$9.18	$8.03	$8.99	$8.93	$6.88
Number of accumulation units outstanding at end of period	11,255	18,559	21,719	24,374	28,396	28,697	32,153	42,989	44,665	76,510
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$1.88	$2.03	$2.10	$3.07	$2.69	$2.95	$4.81	$5.84	$4.50	$7.41
Value at end of period	$1.63	$1.88	$2.03	$2.10	$3.07	$2.69	$2.95	$4.81	$5.84	$4.50
Number of accumulation units outstanding at end of period	63,794	73,774	80,163	90,860	86,469	94,360	95,656	97,550	99,495	112,208
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$13.14	$13.38	$13.65	$13.92	$14.19	$14.47	$14.76	$15.05	$15.30	$15.23
Value at end of period	$12.93	$13.14	$13.38	$13.65	$13.92	$14.19	$14.47	$14.76	$15.05	$15.30
Number of accumulation units outstanding at end of period	1,961,634	2,477,085	2,506,704	2,588,669	2,922,458	3,294,219	4,195,103	3,726,691	4,944,633	6,218,579
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.28	$14.26	$14.82	$13.71	$10.75	$9.52	$9.99			
Value at end of period	$17.95	$15.28	$14.26	$14.82	$13.71	$10.75	$9.52			
Number of accumulation units outstanding at end of period	5,222,184	6,224,969	6,985,998	7,716,712	8,750,030	9,694,786	10,457,228			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$13.65	$12.72	$13.19	$12.18	$9.53	$8.42	$8.63	$7.73	$6.06	$9.95
Value at end of period	$16.07	$13.65	$12.72	$13.19	$12.18	$9.53	$8.42	$8.63	$7.73	$6.06
Number of accumulation units outstanding at end of period	1,736,583	2,079,095	2,385,053	2,666,593	3,011,498	3,315,956	3,801,889	1,358,805	1,432,459	613,853
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$18.80	$16.73	$17.42	$17.56	$16.95	$15.16	$14.81	$13.22	$9.03	$11.88
Value at end of period	$19.58	$18.80	$16.73	$17.42	$17.56	$16.95	$15.16	$14.81	$13.22	$9.03
Number of accumulation units outstanding at end of period	847,560	1,057,015	1,139,664	1,313,134	1,631,758	1,961,472	1,686,591	1,761,365	908,647	1,056,910
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$15.79	$14.64	$14.84	$13.33	$10.25	$9.16	$9.37	$8.41	$6.97	$11.36
Value at end of period	$19.25	$15.79	$14.64	$14.84	$13.33	$10.25	$9.16	$9.37	$8.41	$6.97
Number of accumulation units outstanding at end of period	351,916	454,838	494,087	577,988	667,716	717,363	789,755	927,565	995,207	1,099,093
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$24.59	$21.28	$22.16	$20.68	$15.71	$13.65	$14.12	$11.84	$9.19	$15.05
Value at end of period	$27.31	$24.59	$21.28	$22.16	$20.68	$15.71	$13.65	$14.12	$11.84	$9.19
Number of accumulation units outstanding at end of period	210,597	257,260	286,737	345,853	424,255	480,684	546,385	609,244	668,326	721,208
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$25.21	$20.24	$21.39	$20.73	$14.86	$13.51	$13.92	$11.59	$9.49	$14.59
Value at end of period	$27.10	$25.21	$20.24	$21.39	$20.73	$14.86	$13.51	$13.92	$11.59	$9.49
Number of accumulation units outstanding at end of period	193,785	229,986	251,332	285,723	324,645	365,803	403,302	440,060	470,167	505,902
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$14.55	$14.25	$14.49	$13.88	$14.21	$13.29	$12.63	$11.76	$10.78	$12.03
Value at end of period	$14.95	$14.55	$14.25	$14.49	$13.88	$14.21	$13.29	$12.63	$11.76	$10.78
Number of accumulation units outstanding at end of period	13,476,347	15,191,718	16,714,161	18,475,409	5,636,117	5,524,443	5,863,796	6,206,308	6,451,426	5,718,407
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$9.18	$9.32	$9.65	$10.16						
Value at end of period	$11.18	$9.18	$9.32	$9.65						
Number of accumulation units outstanding at end of period	4,931,767	5,752,384	6,577,170	7,282,103						

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$8.30	$8.42	$8.68	$9.43	$7.95	$6.84	$7.97	$7.55	$6.04	$10.30
Value at end of period	$10.13	$8.30	$8.42	$8.68	$9.43	$7.95	$6.84	$7.97	$7.55	$6.04
Number of accumulation units outstanding at end of period	176,942	246,799	302,841	357,580	475,874	407,661	371,833	571,744	540,619	72,627
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$15.29	$15.09	$14.56	$13.13	$10.28	$10.32				
Value at end of period	$19.34	$15.29	$15.09	$14.56	$13.13	$10.28				
Number of accumulation units outstanding at end of period	7,707,085	9,702,824	11,096,157	12,463,566	13,991,615	15,574,620				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$23.40	$23.01	$22.12	$19.90	$15.54	$13.45	$13.42	$11.98	$8.57	$12.07
Value at end of period	$29.69	$23.40	$23.01	$22.12	$19.90	$15.54	$13.45	$13.42	$11.98	$8.57
Number of accumulation units outstanding at end of period	3,073,755	3,955,528	4,615,993	5,422,863	3,611,717	883,032	1,038,029	641,795	404,582	28,155
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.09	$14.45	$15.45	$14.36	$11.21	$10.00	$10.04			
Value at end of period	$17.86	$16.09	$14.45	$15.45	$14.36	$11.21	$10.00			
Number of accumulation units outstanding at end of period	3,519,373	4,372,038	5,077,333	4,852,661	2,061,174	360,984	195,176			
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$17.11	$16.31	$16.59	$15.59	$12.07	$10.81	$11.11	$8.72	$6.31	$10.33
Value at end of period	$20.94	$17.11	$16.31	$16.59	$15.59	$12.07	$10.81	$11.11	$8.72	$6.31
Number of accumulation units outstanding at end of period	2,312,735	1,336,074	1,548,014	1,692,293	2,042,615	1,366,532	1,287,437	1,172,403	647,451	576,021
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.27	$16.23	$16.65	$14.76	$11.56	$10.69	$11.42	$10.05	$8.26	$12.90
Value at end of period	$20.56	$17.27	$16.23	$16.65	$14.76	$11.56	$10.69	$11.42	$10.05	$8.26
Number of accumulation units outstanding at end of period	225,734	283,009	319,579	255,728	168,358	177,578	215,052	214,959	192,048	210,718
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.35	$12.69	$13.21	$12.79	$10.99	$9.92	$10.25	$9.36	$9.21	
Value at end of period	$15.27	$13.35	$12.69	$13.21	$12.79	$10.99	$9.92	$10.25	$9.36	
Number of accumulation units outstanding at end of period	19,398,057	23,818,393	26,764,293	29,932,322	33,789,179	36,373,432	38,938,265	41,710,174	44,762,701	
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.36	$12.76	$13.22	$12.76	$11.24	$10.28	$10.47	$9.62	$9.49	
Value at end of period	$15.01	$13.36	$12.76	$13.22	$12.76	$11.24	$10.28	$10.47	$9.62	
Number of accumulation units outstanding at end of period	13,119,364	15,470,560	17,405,244	19,408,440	21,267,493	22,887,896	24,435,172	26,143,151	27,731,127	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.76	$12.30	$12.75	$12.35	$11.45	$10.59	$10.58	$9.85	$9.75	
Value at end of period	$13.99	$12.76	$12.30	$12.75	$12.35	$11.45	$10.59	$10.58	$9.85	
Number of accumulation units outstanding at end of period	6,205,476	7,356,021	8,133,601	8,883,679	10,216,292	11,171,797	11,686,641	12,734,746	13,459,100	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$24.93	$23.91	$22.71	$20.54	$15.91	$14.20	$13.94	$12.64	$10.20	
Value at end of period	$32.00	$24.93	$23.91	$22.71	$20.54	$15.91	$14.20	$13.94	$12.64	
Number of accumulation units outstanding at end of period	500,685	562,681	575,863	516,244	361,025	374,387	322,048	302,452	315,447	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$15.55	$14.32	$14.35	$13.00	$10.06	$8.90	$8.89	$8.09	$6.68	$10.31
Value at end of period	$18.64	$15.55	$14.32	$14.35	$13.00	$10.06	$8.90	$8.89	$8.09	$6.68
Number of accumulation units outstanding at end of period	856,428	1,102,105	1,152,299	1,396,600	1,209,955	1,222,419	1,182,523	1,491,909	1,537,427	185,841
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$23.03	$20.37	$21.59	$19.62	$15.22	$13.39	$13.58	$12.46	$10.54	
Value at end of period	$25.56	$23.03	$20.37	$21.59	$19.62	$15.22	$13.39	$13.58	$12.46	
Number of accumulation units outstanding at end of period	614,821	733,668	820,315	424,035	343,597	298,911	226,688	202,476	154,282	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.47	$24.31	$24.99	$22.95	$17.35	$15.32	$15.97	$12.94	$10.14	
Value at end of period	$31.05	$25.47	$24.31	$24.99	$22.95	$17.35	$15.32	$15.97	$12.94	
Number of accumulation units outstanding at end of period	491,085	585,651	639,138	610,425	697,927	736,610	750,346	801,914	789,109	
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$17.47	$14.75	$15.80	$15.39	$11.35	$9.99	$10.63	$8.60	$6.94	$10.16
Value at end of period	$19.53	$17.47	$14.75	$15.80	$15.39	$11.35	$9.99	$10.63	$8.60	$6.94
Number of accumulation units outstanding at end of period	663,523	856,369	905,581	869,741	1,017,389	932,748	887,230	1,007,545	845,599	553,373
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$15.14	$13.65	$14.09	$13.64	$10.02	$8.90	$9.02	$6.97	$5.44	$8.48
Value at end of period	$17.59	$15.14	$13.65	$14.09	$13.64	$10.02	$8.90	$9.02	$6.97	$5.44
Number of accumulation units outstanding at end of period	59,695	77,386	95,865	115,289	140,732	163,092	175,561	196,291	224,324	248,212
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.15	$15.73	$16.21	$15.55	$11.55	$10.31	$10.80	$8.88	$7.12	$10.13
Value at end of period	$20.84	$19.15	$15.73	$16.21	$15.55	$11.55	$10.31	$10.80	$8.88	$7.12
Number of accumulation units outstanding at end of period	399,868	454,851	424,767	455,788	534,209	612,548	676,236	730,562	637,166	317,965
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$9.97	$9.58	$10.03							
Value at end of period	$11.55	$9.97	$9.58							
Number of accumulation units outstanding at end of period	4,991,320	5,855,715	6,500,658							
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$11.25	$11.24	$11.46	$11.08	$11.63	$11.45	$10.92	$10.51	$10.16	$10.03
Value at end of period	$11.36	$11.25	$11.24	$11.46	$11.08	$11.63	$11.45	$10.92	$10.51	$10.16
Number of accumulation units outstanding at end of period	1,010,822	1,308,949	1,335,118	1,250,994	1,031,367	1,389,261	1,678,619	1,352,838	1,454,753	808,243
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$19.23	$18.62	$19.99	$19.54	$14.35	$12.23	$12.21	$9.84	$7.42	$12.89
Value at end of period	$24.18	$19.23	$18.62	$19.99	$19.54	$14.35	$12.23	$12.21	$9.84	$7.42
Number of accumulation units outstanding at end of period	965,955	1,166,089	1,372,191	1,576,303	1,869,863	1,743,326	1,832,414	1,920,312	2,034,794	1,705,281
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.06	$13.23	$13.73	$12.30	$12.09	$9.82	$10.57	$9.29	$7.10	$12.34
Value at end of period	$14.15	$13.06	$13.23	$13.73	$12.30	$12.09	$9.82	$10.57	$9.29	$7.10
Number of accumulation units outstanding at end of period	422,162	521,289	608,935	690,682	784,722	867,714	962,296	1,076,870	1,272,193	1,232,834
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$95.02	$92.96	$92.09	$72.31	$72.26	$63.79	$59.41	$47.34	$35.53	$58.95
Value at end of period	$98.00	$95.02	$92.96	$92.09	$72.31	$72.26	$63.79	$59.41	$47.34	$35.53
Number of accumulation units outstanding at end of period	69,784	93,636	118,146	136,468	175,758	216,917	238,603	276,898	343,912	412,439

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.40	$14.49	$14.35	$12.97	$9.82	$8.92	$9.54	$8.69	$6.73	$11.29
Value at end of period	$18.36	$15.40	$14.49	$14.35	$12.97	$9.82	$8.92	$9.54	$8.69	$6.73
Number of accumulation units outstanding at end of period	1,348,116	1,538,880	1,659,060	1,818,720	2,024,960	2,202,631	2,253,089	2,482,365	2,512,125	2,198,501
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$17.00	$14.01	$14.73	$14.40	$10.49	$9.37	$9.82	$7.99	$6.54	$10.11
Value at end of period	$18.49	$17.00	$14.01	$14.73	$14.40	$10.49	$9.37	$9.82	$7.99	$6.54
Number of accumulation units outstanding at end of period	500,560	613,178	697,659	759,121	869,382	991,819	1,128,872	1,279,028	1,440,440	1,534,466
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.57	$12.85	$14.00	$13.59	$12.09	$10.95	$10.90	$9.84	$7.60	$10.96
Value at end of period	$15.77	$14.57	$12.85	$14.00	$13.59	$12.09	$10.95	$10.90	$9.84	$7.60
Number of accumulation units outstanding at end of period	2,010,285	2,381,635	2,694,003	3,165,253	3,275,470	3,163,571	3,219,719	3,315,680	3,386,163	2,759,068
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$19.84	$17.18	$18.63	$17.41	$13.15	$11.31	$11.78	$10.43	$8.28	$13.29
Value at end of period	$22.89	$19.84	$17.18	$18.63	$17.41	$13.15	$11.31	$11.78	$10.43	$8.28
Number of accumulation units outstanding at end of period	804,218	1,042,365	1,187,880	1,418,748	1,425,766	1,309,287	1,385,160	1,414,600	1,474,475	1,390,974
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.91	$15.88	$16.58	$15.56	$12.73	$11.54	$11.93	$10.86	$9.05	$12.07
Value at end of period	$19.43	$17.91	$15.88	$16.58	$15.56	$12.73	$11.54	$11.93	$10.86	$9.05
Number of accumulation units outstanding at end of period	1,487,310	1,872,372	2,128,713	2,458,378	1,125,776	1,008,727	1,074,103	1,103,836	1,088,308	939,388
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$45.51	$38.70	$40.67	$37.66	$28.69	$25.54	$26.63	$24.14	$19.86	$29.89
Value at end of period	$50.83	$45.51	$38.70	$40.67	$37.66	$28.69	$25.54	$26.63	$24.14	$19.86
Number of accumulation units outstanding at end of period	283,597	362,462	366,535	409,287	445,657	448,249	490,438	539,995	572,851	500,728
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$17.86	$16.13	$19.53	$19.74	$21.35	$18.29	$22.82	$19.34	$11.50	$24.07
Value at end of period	$25.04	$17.86	$16.13	$19.53	$19.74	$21.35	$18.29	$22.82	$19.34	$11.50
Number of accumulation units outstanding at end of period	1,385,405	1,527,529	1,672,345	1,904,955	1,897,428	2,024,486	2,027,389	2,059,178	2,406,494	2,351,662
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$27.83	$23.34	$24.71	$23.26	$17.07	$14.67	$15.17	$12.21	$9.77	$14.23
Value at end of period	$31.53	$27.83	$23.34	$24.71	$23.26	$17.07	$14.67	$15.17	$12.21	$9.77
Number of accumulation units outstanding at end of period	586,069	751,720	826,459	862,533	1,038,536	943,783	913,590	808,465	638,318	612,948
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
Value at beginning of period	$26.04	$25.22	$24.18	$23.65	$20.20	$17.79	$16.64	$14.90	$11.79	$16.83
Value at end of period	$32.12	$26.04	$25.22	$24.18	$23.65	$20.20	$17.79	$16.64	$14.90	$11.79
Number of accumulation units outstanding at end of period	717,487	876,085	901,998	981,738	1,259,103	1,464,793	1,432,949	1,201,062	1,028,934	932,107
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$19.38	$19.77	$19.42	$19.40	$15.60	$13.11	$14.59	$12.85	$9.41	$16.12
Value at end of period	$25.87	$19.38	$19.77	$19.42	$19.40	$15.60	$13.11	$14.59	$12.85	$9.41
Number of accumulation units outstanding at end of period	512,444	525,804	640,364	625,432	706,770	617,441	694,917	695,149	797,167	909,337
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$74.65	$70.46	$68.29	$62.10	$51.82	$46.17	$45.76	$40.93	$31.33	$44.08
Value at end of period	$84.25	$74.65	$70.46	$68.29	$62.10	$51.82	$46.17	$45.76	$40.93	$31.33
Number of accumulation units outstanding at end of period	2,022,180	2,448,998	2,587,016	2,779,401	2,968,270	3,000,745	3,106,109	3,316,794	3,340,970	3,106,564

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$43.54	$37.39	$40.95	$38.87	$30.56	$26.59	$27.36	$24.27	$19.81	$31.41
Value at end of period	$49.63	$43.54	$37.39	$40.95	$38.87	$30.56	$26.59	$27.36	$24.27	$19.81
Number of accumulation units outstanding at end of period	602,346	701,040	719,617	790,309	882,232	911,304	947,023	928,683	923,809	849,406
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$16.05	$16.17	$14.92	$14.03	$10.30	$8.86	$9.16	$8.01	$5.73	$10.14
Value at end of period	$20.98	$16.05	$16.17	$14.92	$14.03	$10.30	$8.86	$9.16	$8.01	$5.73
Number of accumulation units outstanding at end of period	894,826	1,009,650	1,183,919	1,102,594	1,346,556	1,190,043	959,911	1,067,560	987,671	535,486
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$13.99	$14.00	$14.42	$14.87	$13.26	$11.39	$13.25	$11.88	$8.80	$17.78
Value at end of period	$17.54	$13.99	$14.00	$14.42	$14.87	$13.26	$11.39	$13.25	$11.88	$8.80
Number of accumulation units outstanding at end of period	607,239	674,193	688,515	646,396	647,370	707,844	700,849	749,135	899,945	1,055,822
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$10.22	$10.26	$10.85	$11.88	$10.10	$8.68	$10.09	$9.47	$7.33	$12.59
Value at end of period	$12.23	$10.22	$10.26	$10.85	$11.88	$10.10	$8.68	$10.09	$9.47	$7.33
Number of accumulation units outstanding at end of period	2,661,554	3,168,374	3,548,999	3,940,479	4,087,571	4,292,665	1,619,838	1,794,450	1,737,933	1,636,457
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$26.37	$24.25	$26.76	$28.06	$21.91	$18.35	$19.85	$18.79	$14.48	$24.49
Value at end of period	$30.57	$26.37	$24.25	$26.76	$28.06	$21.91	$18.35	$19.85	$18.79	$14.48
Number of accumulation units outstanding at end of period	269,017	322,039	357,620	423,830	453,011	446,499	462,920	505,792	516,157	472,477
WELLS FARGO VT OMEGA GROWTH FUND										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$18.81	$19.08	$19.20	$18.86	$13.75	$11.65	$12.58	$10.00		
Value at end of period	$24.82	$18.81	$19.08	$19.20	$18.86	$13.75	$11.65	$12.58		
Number of accumulation units outstanding at end of period	0	2,605	5,539	6,099	6,157	6,223	6,296	7,600		

FINANCIAL STATEMENTS

Voya Insurance and Annuity Company

Separate Account B

Year Ended December 31, 2017

with Report of Independent Registered Public Accounting Firm

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VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Financial Statements
Year Ended December 31, 2017

Contents

Report of Independent Registered Public Accounting Firm   1

Audited Financial Statements

Statements of Assets and Liabilities   12
Statements of Operations   53
Statements of Changes in Net Assets   95
Notes to Financial Statements   147

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Ernst & Young LLP
Suite 1000
55   Ivan   Allen   Jr.
Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Voya Insurance and Annuity Company and Contract Owners of Voya Insurance and Annuity Company Separate Account B

Opinion on the Financial Statements

We have audited the accompanying statements of assets and liabilities of Voya Insurance and Annuity Company Separate Account B (the Separate Account) comprised of the subaccounts described in the appendix to this opinion (collectively referred to as the "subaccounts"), as of December 31, 2017, the related statements of operations and the statements of changes in net assets for the periods indicated in the appendix to this opinion for each respective subaccount, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the subaccounts comprising Voya Insurance and Annuity Company Separate Account B at December 31, 2017, the results of its operations and the changes in their net assets for each of the periods indicated in the appendix to this opinion, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on each of the subaccounts' financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Separate Accounts in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Separate Account is not required to have, nor were we engaged to perform, an audit of the Separate Account's internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of



securities owned as of December 31, 2017, by correspondence with the fund companies or their transfer agents, as applicable. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Separate Accounts auditor since 1988.

April 16, 2018

Appendix

The statement of operations and statement of changes in net assets are reported for the following periods:

Subaccount	Statement of Operations	Statement of Changes in Net Assets
Invesco V.I. Balanced-Risk Allocation Fund - Series II Shares	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017
Bond Fund - Class 4		
Capital Income Builder Fund - Class 4		
Global Growth Fund - Class 4		
Growth Fund - Class 4		
International Fund - Class 4		
New World Fund - Class 4		
BlackRock Equity Dividend V.I. Fund - Class III		
BlackRock Global Allocation V.I. Fund - Class III		
BlackRock High Yield V.I. Fund - Class III		
BlackRock iShares Alternative Strategies V.I. Fund - Class III		
BlackRock iShares Dynamic Allocation V.I. Fund - Class III		
Columbia Asset Allocation Fund, Variable Series - Class 1		
Columbia Small Cap Value Fund, Variable Series - Class 2		
Columbia Small Company Growth Fund, Variable Series - Class		
Columbia VP Large Cap Growth Fund - Class 1		
Deutsche Alternative Asset Allocation VIP - Class B		
Deutsche High Income VIP - Class B		
Eaton Vance VT Floating-Rate Income Fund - Initial Class		
Fidelity® VIP Strategic Income Portfolio - Service Class 2		
Franklin Small Cap Value VIP Fund - Class 2		
Franklin Strategic Income VIP Fund - Class 2		
Templeton Global Bond VIP Fund - Class 2		
Ivy VIP Asset Strategy		
Ivy VIP Energy		
Ivy VIP High Income		
Ivy VIP Mid Cap Growth		
Ivy VIP Science and Technology		
Ivy VIP Small Cap Growth		

Subaccount	Statement of Operations	Statement of Changes in Net Assets
Janus Henderson Balanced Portfolio - Service Shares	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017
Janus Henderson Flexible Bond Portfolio - Service Shares		
Western Asset Core Plus VIT Portfolio - Class I		
Oppenheimer Main Street Small Cap Fund®/VA - Service		
Oppenheimer International Growth Fund/VA - Service Shares		
PIMCO All Asset Portfolio - Administrative Class		
PIMCO Low Duration Portfolio - Administrative Class		
PIMCO Real Return Portfolio - Administrative Class		
PIMCO Short-Term Portfolio - Administrative Class		
PIMCO Total Return Portfolio - Administrative Class		
ProFund VP Bull		
ProFund VP Europe 30		
ProFund VP Rising Rates Opportunity		
Putnam VT American Government Income Fund - Class 1B		
Putnam VT Income Fund - Class 1B		
Putnam VT Small Cap Value Fund - Class 1B		
T. Rowe Price Blue Chip Growth Portfolio - II		
T. Rowe Price Health Sciences Portfolio - II		
MFS VIT Utilities Series Portfolio - Service Class		
Voya Balanced Portfolio - Class S		
Voya Intermediate Bond Portfolio - Class A		
Voya Intermediate Bond Portfolio - Class S		
Voya Global Perspectives® Portfolio - Class A		
Voya Government Liquid Assets Portfolio - Service Class		
Voya Government Liquid Assets Portfolio - Service 2 Class		
Voya High Yield Portfolio - Adviser Class		
Voya High Yield Portfolio - Service Class		
Voya Large Cap Growth Portfolio - Adviser Class		
Voya Large Cap Growth Portfolio - Institutional Class		
Voya Large Cap Growth Portfolio - Service Class		

Subaccount	Statement of Operations	Statement of Changes in Net Assets
Voya Large Cap Growth Portfolio - Service 2 Class Voya Large Cap Value Portfolio - Adviser Class Voya Large Cap Value Portfolio - Service Class Voya Limited Maturity Bond Portfolio - Service Class Voya Multi-Manager Large Cap Core Portfolio - Service Class Voya Retirement Conservative Portfolio - Adviser Class Voya Retirement Growth Portfolio - Adviser Class Voya Retirement Moderate Growth Portfolio - Adviser Class Voya Retirement Moderate Portfolio - Adviser Class VY® BlackRock Inflation Protected Bond Portfolio - Adviser VY® BlackRock Inflation Protected Bond Portfolio - Service VY® Clarion Global Real Estate Portfolio - Adviser Class VY® Clarion Global Real Estate Portfolio - Service Class VY® Clarion Global Real Estate Portfolio - Service 2 Class VY® Clarion Real Estate Portfolio - Adviser Class VY® Clarion Real Estate Portfolio - Service Class VY® Clarion Real Estate Portfolio - Service 2 Class VY® Franklin Income Portfolio - Adviser Class VY® Franklin Income Portfolio - Service Class VY® Franklin Income Portfolio - Service 2 Class VY® Invesco Growth and Income Portfolio - Adviser Class VY® Invesco Growth and Income Portfolio - Service Class VY® Invesco Growth and Income Portfolio - Service 2 Class VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class VY® JPMorgan Emerging Markets Equity Portfolio - Service Class VY® JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017

Subaccount	Statement of Operations	Statement of Changes in Net Assets
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class		
VY® JPMorgan Small Cap Core Equity Portfolio - Service 2 Class		
VY® Morgan Stanley Global Franchise Portfolio - Adviser Class		
VY® Morgan Stanley Global Franchise Portfolio - Service Class		
VY® Morgan Stanley Global Franchise Portfolio - Service 2 Class		
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class		
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class		
VY® T. Rowe Price Capital Appreciation Portfolio - Service 2 Class		
VY® T. Rowe Price Equity Income Portfolio - Adviser Class		
VY® T. Rowe Price Equity Income Portfolio - Service Class		
VY® T. Rowe Price Equity Income Portfolio - Service 2 Class		
VY® T. Rowe Price International Stock Portfolio - Adviser		
VY® T. Rowe Price International Stock Portfolio - Service		
VY® Templeton Global Growth Portfolio - Service Class		
VY® Templeton Global Growth Portfolio - Service 2 Class		
Voya Global Bond Portfolio - Adviser Class		
Voya Global Bond Portfolio - Service Class		
Voya Solution 2025 Portfolio - Adviser Class		
Voya Solution 2025 Portfolio - Service Class		
Voya Solution 2035 Portfolio - Adviser Class		
Voya Solution 2035 Portfolio - Service Class		
Voya Solution 2045 Portfolio - Adviser Class		
Voya Solution 2045 Portfolio - Service Class		
Voya Solution 2055 Portfolio - Adviser Class		
Voya Solution Income Portfolio - Adviser Class		
Voya Solution Income Portfolio - Service Class		

Subaccount	Statement of Operations	Statement of Changes in Net Assets
Voya Solution Moderately Aggressive Portfolio - Service Class VY® American Century Small-Mid Cap Value Portfolio - Adviser Class VY® American Century Small-Mid Cap Value Portfolio - Service Class VY® Baron Growth Portfolio - Adviser Class VY® Baron Growth Portfolio - Service Class VY® Columbia Contrarian Core Portfolio - Adviser Class VY® Columbia Contrarian Core Portfolio - Service Class VY® Columbia Small Cap Value II Portfolio - Adviser Class VY® Columbia Small Cap Value II Portfolio - Service Class VY® Invesco Comstock Portfolio - Service Class VY® Invesco Equity and Income Portfolio - Adviser Class VY® Invesco Equity and Income Portfolio - Initial Class VY® Invesco Equity and Income Portfolio - Service Class VY® Invesco Equity and Income Portfolio - Service 2 Class VY® JPMorgan Mid Cap Value Portfolio - Adviser Class VY® JPMorgan Mid Cap Value Portfolio - Service Class VY® Oppenheimer Global Portfolio - Adviser Class VY® Oppenheimer Global Portfolio - Initial Class VY® Oppenheimer Global Portfolio - Service Class VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class VY® T. Rowe Price Growth Equity Portfolio - Adviser Class VY® T. Rowe Price Growth Equity Portfolio - Service Class VY® Templeton Foreign Equity Portfolio - Adviser Class VY® Templeton Foreign Equity Portfolio - Service Class	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017

Subaccount	Statement of Operations	Statement of Changes in Net Assets
Voya Strategic Allocation Conservative Portfolio - Class S	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017
Voya Strategic Allocation Growth Portfolio - Class S		
Voya Strategic Allocation Moderate Portfolio - Class S		
Voya Growth and Income Portfolio - Class A		
Voya Growth and Income Portfolio - Class I		
Voya Growth and Income Portfolio - Class S		
Voya Euro STOXX 50® Index Portfolio - Class A		
Voya FTSE 100® Index Portfolio - Class A		
Voya Global Equity Portfolio - Class A		
Voya Global Equity Portfolio - Class S		
Voya Global Equity Portfolio - Class T		
Voya Hang Seng Index Portfolio - Class S		
Voya Index Plus LargeCap Portfolio - Class S		
Voya Index Plus MidCap Portfolio - Class S		
Voya Index Plus SmallCap Portfolio - Class S		
Voya International Index Portfolio - Class A		
Voya International Index Portfolio - Class S		
Voya Russell™ Large Cap Growth Index Portfolio - Class S		
Voya Russell™ Large Cap Index Portfolio - Class S		
Voya Russell™ Large Cap Value Index Portfolio - Class I		
Voya Russell™ Large Cap Value Index Portfolio - Class S		
Voya Russell™ Mid Cap Growth Index Portfolio - Class S		
Voya Russell™ Mid Cap Index Portfolio - Class A		
Voya Russell™ Mid Cap Index Portfolio - Class S		
Voya Russell™ Small Cap Index Portfolio - Class A		
Voya Russell™ Small Cap Index Portfolio - Class S		
Voya Small Company Portfolio - Class S		
Voya U.S. Bond Index Portfolio - Class S		
Voya MidCap Opportunities Portfolio - Class A		
Voya MidCap Opportunities Portfolio - Class S		
Voya SmallCap Opportunities Portfolio - Class A		
Voya SmallCap Opportunities Portfolio - Class S		
Wells Fargo VT Omega Growth Fund - Class 2		

Subaccount	Statement of Operations	Statement of Changes in Net Assets
Wells Fargo VT Index Asset Allocation Fund - Class 2 Wells Fargo VT Small Cap Growth Fund - Class 2	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017
ClearBridge Variable Aggressive Growth Portfolio II	For the period from January 04, 2017 through December 31, 2017	
Voya Russell™ Large Cap Index Portfolio - Class A	For the period from April 28, 2017 through December 31, 2017	
MFS VIT II Strategic Income Portfolio - Service Class	For the period from May 02, 2017 through December 31, 2017	
Ivy VIP Advantus Real Estate Securities - Class II	For the period from May 03, 2017 through December 31, 2017	
MFS VIT III Global Real Estate Portfolio - Service Class	For the period from May 03, 2017 through December 31, 2017	
Oppenheimer Total Return Bond Fund/VA - Service Shares	For the period from May 09, 2017 through December 31, 2017	
Oppenheimer Main Street Fund®/VA	For the period from May 12, 2017 through December 31, 2017	
Federated High Income Bond Fund II - Service Shares	For the period from May 15, 2017 through December 31, 2017	
Columbia VP Seligman Global Technology Fund - Class 2	For the period from May 18, 2017 through December 31, 2017	
MFS VIT International Value Portfolio - Service Class	For the period from May 22, 2017 through December 31, 2017	
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	For the period from June 06, 2017 through December 31, 2017	
Federated Kaufmann Fund II - Service Shares	For the period from June 07, 2017 through December 31, 2017	
MFS VIT Value Series - Service Class	For the period from June 07, 2017 through December 31, 2017	
Voya Small Company Portfolio - Class A	For the period from June 26, 2017 through December 31, 2017	
Ivy VIP Small Cap Core - Class II	For the period from July 31, 2017 through December 31, 2017	
Voya Japan TOPIX® Index Portfolio - Class A	For the period from December 04, 2017 through December 31, 2017	
Fidelity® VIP FundsManager 85% Portfolio - Service Class 2	For the period from December 14, 2017 through December 31, 2017	
MFS VIT Research Series Portfolio - Service Class	For the year ended December 31, 2017	For the year ended December 31, 2017 and the period from January 20, 2016 through December 31, 2016

Subaccount	Statement of Operations	Statement of Changes in Net Assets
Putnam VT International Equity Fund - Class 1B	For the year ended December 31, 2017	For the year ended December 31, 2017 and the period from February 05, 2016 through December 31, 2016
Putnam VT International Value Fund - Class 1B	For the year ended December 31, 2017	For the year ended December 31, 2017 and the period from February 25, 2016 through December 31, 2016
Fidelity® VIP FundsManager 20% Portfolio - Service Class 2	For the year ended December 31, 2017	For the year ended December 31, 2017 and the period from March 04, 2016 through December 31, 2016
Putnam VT Investors Fund - Class 1B	For the year ended December 31, 2017	For the year ended December 31, 2017 and the period from March 14, 2016 through December 31, 2016
ClearBridge Variable Mid Cap Portfolio - Class II	For the year ended December 31, 2017	For the year ended December 31, 2017 and the period from March 22, 2016 through December 31, 2016
Fidelity® VIP FundsManager 60% Portfolio - Service Class 2	For the year ended December 31, 2017	For the year ended December 31, 2017 and the period from April 04, 2016 through December 31, 2016
Fidelity® VIP Disciplined Small Cap Portfolio - Service Class	For the year ended December 31, 2017	For the year ended December 31, 2017 and the period from May 02, 2016 through December 31, 2016
Oppenheimer Discovery Mid Cap Growth Fund/VA	For the year ended December 31, 2017	For the year ended December 31, 2017 and the period from May 18, 2016 through December 31, 2016
Janus Henderson Enterprise Portfolio - Institutional Shares	For the year ended December 31, 2017	For the year ended December 31, 2017 and the period from May 31, 2016 through December 31, 2016

Subaccount	Statement of Operations	Statement of Changes in Net Assets
Blue Chip Income & Growth Fund - Class 4	For the year ended December 31, 2017	For the year ended December 31, 2017 and the period from June 15, 2016 through December 31, 2016
Ivy VIP International Core Equity	For the year ended December 31, 2017	For the year ended December 31, 2017 and the period from June 23, 2016 through December 31, 2016
Ivy VIP Balanced	For the year ended December 31, 2017	For the year ended December 31, 2017 and the period from July 08, 2016 through December 31, 2016
Deutsche Core Equity VIP - Class B	For the year ended December 31, 2017	For the year ended December 31, 2017 and the period from August 15, 2016 through December 31, 2016

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Invesco V.I. Balanced-Risk Allocation Fund - Series II Shares	Blue Chip Income & Growth Fund - Class 4	Bond Fund - Class 4	Capital Income Builder Fund - Class 4	Global Growth Fund - Class 4
Assets					
Investments in mutual funds					
at fair value	$ 135	$ 4,274	$ 1,936	$ 2,534	$ 1,855
Total assets	135	4,274	1,936	2,534	1,855
Net assets	$ 135	$ 4,274	$ 1,936	$ 2,534	$ 1,855
Total number of mutual fund shares	12,058	289,366	181,303	244,158	61,570
Cost of mutual fund shares	$ 135	$ 4,022	$ 1,969	$ 2,420	$ 1,641

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Growth Fund - Class 4	International Fund - Class 4	New World Fund - Class 4	BlackRock Equity Dividend V.I. Fund - Class III	BlackRock Global Allocation V.I. Fund - Class III
Assets					
Investments in mutual funds at fair value	$ 6,904	$ 1,682	$ 1,077	$ 4,296	$ 689,179
Total assets	6,904	1,682	1,077	4,296	689,179
Net assets	$ 6,904	$ 1,682	$ 1,077	$ 4,296	$ 689,179
Total number of mutual fund shares	90,177	78,506	43,091	354,470	46,440,666
Cost of mutual fund shares	$ 6,265	$ 1,461	$ 938	$ 4,030	$ 663,912

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	BlackRock High Yield V.I. Fund - Class III	BlackRock iShares Alternative Strategies V.I. Fund - Class III	BlackRock iShares Dynamic Allocation V.I. Fund - Class III	Columbia VP Seligman Global Technology Fund - Class 2	Columbia Asset Allocation Fund, Variable Series - Class 1
Assets					
Investments in mutual funds at fair value	$ 2,215	$ 696	$ 124	$ 1,346	$ 187
Total assets	2,215	696	124	1,346	187
Net assets	$ 2,215	$ 696	$ 124	$ 1,346	$ 187
Total number of mutual fund shares	299,029	62,743	11,190	67,321	11,570
Cost of mutual fund shares	$ 2,190	$ 695	$ 125	$ 1,338	$ 161

The accompanying notes are an integral part of these financial statements.

14

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Columbia Small Cap Value Fund, Variable Series - Class 2	Columbia Small Company Growth Fund, Variable Series - Class 1	Columbia VP Large Cap Growth Fund - Class 1	Deutsche Core Equity VIP - Class B	Deutsche Alternative Asset Allocation VIP - Class B
Assets					
Investments in mutual funds					
at fair value	$ 80,570	$ 38	$ 402	$ 900	$ 322
Total assets	80,570	38	402	900	322
Net assets	$ 80,570	$ 38	$ 402	$ 900	$ 322
Total number of mutual fund shares	3,994,564	2,028	24,008	61,542	23,688
Cost of mutual fund shares	$ 67,564	$ 34	$ 182	$ 845	$ 315

The accompanying notes are an integral part of these financial statements.

15

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Deutsche High Income VIP - Class B	Eaton Vance VT Floating-Rate Income Fund - Initial Class	Federated High Income Bond Fund II - Service Shares	Federated Kaufmann Fund II - Service Shares	Fidelity® VIP Strategic Income Portfolio - Service Class 2
Assets					
Investments in mutual funds					
at fair value	$ 121	$ 4,146	$ 216	$ 11	$ 3,702
Total assets	121	4,146	216	11	3,702
Net assets	$ 121	$ 4,146	$ 216	$ 11	$ 3,702
Total number of mutual fund shares	18,941	447,270	31,859	595	324,707
Cost of mutual fund shares	$ 120	$ 4,091	$ 214	$ 10	$ 3,717

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Fidelity® VIP Disciplined Small Cap Portfolio - Service Class 2	Fidelity® VIP FundsManager 20% Portfolio - Service Class 2	Fidelity® VIP FundsManager 60% Portfolio - Service Class 2	Fidelity® VIP FundsManager 85% Portfolio - Service Class 2	Franklin Small Cap Value VIP Fund - Class 2
Assets					
Investments in mutual funds					
at fair value	$ 300	$ 123	$ 432	$ 63	$ 9,456
Total assets	300	123	432	63	9,456
Net assets	$ 300	$ 123	$ 432	$ 63	$ 9,456
Total number of mutual fund shares	17,754	10,600	34,648	4,426	477,581
Cost of mutual fund shares	$ 288	$ 118	$ 427	$ 60	$ 8,452

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Franklin Strategic Income VIP Fund - Class 2		Templeton Global Bond VIP Fund - Class 2		Ivy VIP Advantus Real Estate Securities - Class II		Ivy VIP Small Cap Core - Class II		Ivy VIP Asset Strategy	
Assets										
Investments in mutual funds										
at fair value	$	1,291	$	3,970	$	184	$	122	$	577
Total assets		1,291		3,970		184		122		577
Net assets	$	1,291	$	3,970	$	184	$	122	$	577
Total number of mutual fund shares		119,567		240,456		24,134		6,677		61,541
Cost of mutual fund shares	$	1,266	$	3,903	$	183	$	120	$	509

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Ivy VIP Balanced	Ivy VIP Energy	Ivy VIP High Income	Ivy VIP International Core Equity	Ivy VIP Mid Cap Growth
Assets					
Investments in mutual funds					
at fair value	$ 557	$ 461	$ 1,260	$ 6	$ 581
Total assets	557	461	1,260	6	581
Net assets	$ 557	$ 461	$ 1,260	$ 6	$ 581
Total number of mutual fund shares	70,061	78,486	346,530	344	50,027
Cost of mutual fund shares	$ 535	$ 498	$ 1,232	$ 5	$ 471

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Ivy VIP Science and Technology	Ivy VIP Small Cap Growth	Janus Henderson Balanced Portfolio - Service Shares	Janus Henderson Enterprise Portfolio - Institutional Shares	Janus Henderson Flexible Bond Portfolio - Service Shares
Assets					
Investments in mutual funds					
at fair value	$ 934	$ 388	$ 3,143	$ 1,586	$ 1,576
Total assets	934	388	3,143	1,586	1,576
Net assets	$ 934	$ 388	$ 3,143	$ 1,586	$ 1,576
Total number of mutual fund shares	34,556	33,358	84,738	23,789	123,790
Cost of mutual fund shares	$ 760	$ 353	$ 2,835	$ 1,493	$ 1,600

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	ClearBridge Variable Aggressive Growth Portfolio II	ClearBridge Variable Mid Cap Portfolio - Class II	Western Asset Core Plus VIT Portfolio - Class I	MFS VIT II Strategic Income Portfolio - Service Class	MFS VIT Research Series Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 64	$ 117	$ 37	$ 279	$ 347
Total assets	64	117	37	279	347
Net assets	$ 64	$ 117	$ 37	$ 279	$ 347
Total number of mutual fund shares	2,408	5,813	6,450	28,637	11,888
Cost of mutual fund shares	$ 65	$ 118	$ 39	$ 282	$ 329

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	MFS VIT International Value Portfolio - Service Class	MFS VIT Value Series - Service Class	MFS VIT III Global Real Estate Portfolio - Service Class	Oppenheimer Total Return Bond Fund/VA - Service Shares	Oppenheimer Main Street Fund®/VA
Assets					
Investments in mutual funds					
at fair value	$ 361	$ 238	$ 581	$ 207	$ 470
Total assets	361	238	581	207	470
Net assets	$ 361	$ 238	$ 581	$ 207	$ 470
Total number of mutual fund shares	13,003	11,577	35,381	26,770	14,730
Cost of mutual fund shares	$ 350	$ 232	$ 560	$ 206	$ 459

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Oppenheimer Main Street Small Cap Fund®/VA - Service Shares	Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer International Growth Fund/ VA - Service Shares	PIMCO All Asset Portfolio - Administrative Class	PIMCO Low Duration Portfolio - Administrative Class
Assets					
Investments in mutual funds					
at fair value	$ 1,677	$ 267	$ 1,462	$ 198	$ 1,663
Total assets	1,677	267	1,462	198	1,663
Net assets	$ 1,677	$ 267	$ 1,462	$ 198	$ 1,663
Total number of mutual fund shares	65,978	3,344	541,579	18,261	162,432
Cost of mutual fund shares	$ 1,619	$ 260	$ 1,265	$ 190	$ 1,667

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	PIMCO Real Return Portfolio - Administrative Class	PIMCO Short-Term Portfolio - Administrative Class	PIMCO Total Return Portfolio - Administrative Class	ProFund VP Bull	ProFund VP Europe 30
Assets					
Investments in mutual funds					
at fair value	$ 4,588	$ 2,721	$ 6,656	$ 7,873	$ 2,395
Total assets	4,588	2,721	6,656	7,873	2,395
Net assets	$ 4,588	$ 2,721	$ 6,656	$ 7,873	$ 2,395
Total number of mutual fund shares	369,371	262,361	608,379	155,447	97,653
Cost of mutual fund shares	$ 5,031	$ 2,712	$ 6,641	$ 4,954	$ 2,028

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	ProFund VP Rising Rates Opportunity	Putnam VT American Government Income Fund - Class 1B	Putnam VT Income Fund - Class 1B	Putnam VT International Equity Fund - Class 1B	Putnam VT International Value Fund - Class 1B
Assets					
Investments in mutual funds					
at fair value	$ 1,718	$ 947	$ 904	$ 41	$ 9
Total assets	1,718	947	904	41	9
Net assets	$ 1,718	$ 947	$ 904	$ 41	$ 9
Total number of mutual fund shares	36,851	99,499	82,118	2,667	770
Cost of mutual fund shares	$ 2,452	$ 955	$ 897	$ 37	$ 8

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Putnam VT Investors Fund - Class 1B	Putnam VT Small Cap Value Fund - Class 1B	T. Rowe Price Blue Chip Growth Portfolio - II	T. Rowe Price Health Sciences Portfolio - II	MFS VIT Utilities Series Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 196	$ 200	$ 4,639	$ 4,411	$ 1,074
Total assets	196	200	4,639	4,411	1,074
Net assets	$ 196	$ 200	$ 4,639	$ 4,411	$ 1,074
Total number of mutual fund shares	9,584	12,369	153,656	108,288	37,050
Cost of mutual fund shares	$ 171	$ 182	$ 3,721	$ 4,063	$ 1,065

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Balanced Portfolio - Class S	Voya Intermediate Bond Portfolio - Class A	Voya Intermediate Bond Portfolio - Class S	Voya Global Perspectives® Portfolio - Class A	Voya Government Liquid Assets Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 3,054	$ 4,049	$ 2,421,278	$ 121,086	$ 336,322
Total assets	3,054	4,049	2,421,278	121,086	336,322
Net assets	$ 3,054	$ 4,049	$ 2,421,278	$ 121,086	$ 336,322
Total number of mutual fund shares	184,117	318,056	189,458,385	10,565,964	336,322,147
Cost of mutual fund shares	$ 2,288	$ 4,068	$ 2,407,157	$ 111,405	$ 336,322

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Government Liquid Assets Portfolio - Service 2 Class	Voya High Yield Portfolio - Adviser Class	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Adviser Class	Voya Large Cap Growth Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 11,296	$ 896	$ 303,623	$ 1,593,395	$ 100
Total assets	11,296	896	303,623	1,593,395	100
Net assets	$ 11,296	$ 896	$ 303,623	$ 1,593,395	$ 100
Total number of mutual fund shares	11,295,626	90,106	30,545,549	82,303,447	4,803
Cost of mutual fund shares	$ 11,296	$ 903	$ 314,132	$ 1,279,390	$ 89

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Large Cap Growth Portfolio - Service Class	Voya Large Cap Growth Portfolio - Service 2 Class	Voya Large Cap Value Portfolio - Adviser Class	Voya Large Cap Value Portfolio - Service Class	Voya Limited Maturity Bond Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 1,348,769	$ 14,504	$ 447	$ 758,788	$ 25,111
Total assets	1,348,769	14,504	447	758,788	25,111
Net assets	$ 1,348,769	$ 14,504	$ 447	$ 758,788	$ 25,111
Total number of mutual fund shares	66,376,421	718,753	34,261	57,746,390	2,513,620
Cost of mutual fund shares	$ 1,210,387	$ 13,037	$ 395	$ 693,246	$ 25,877

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Multi-Manager Large Cap Core Portfolio - Service Class	Voya Retirement Conservative Portfolio - Adviser Class	Voya Retirement Growth Portfolio - Adviser Class	Voya Retirement Moderate Growth Portfolio - Adviser Class	Voya Retirement Moderate Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 51,863	$ 357,477	$ 2,885,363	$ 1,973,767	$ 1,045,513
Total assets	51,863	357,477	2,885,363	1,973,767	1,045,513
Net assets	$ 51,863	$ 357,477	$ 2,885,363	$ 1,973,767	$ 1,045,513
Total number of mutual fund shares	3,068,834	38,687,943	206,244,683	154,200,526	88,677,926
Cost of mutual fund shares	$ 46,813	$ 355,664	$ 2,136,202	$ 1,654,949	$ 945,178

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	VY® BlackRock Inflation Protected Bond Portfolio - Service Class	VY® Clarion Global Real Estate Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Service Class	VY® Clarion Global Real Estate Portfolio - Service 2 Class
Assets					
Investments in mutual funds					
at fair value	$ 725	$ 154,571	$ 367	$ 72,058	$ 902
Total assets	725	154,571	367	72,058	902
Net assets	$ 725	$ 154,571	$ 367	$ 72,058	$ 902
Total number of mutual fund shares	77,947	16,151,619	30,130	5,797,128	72,056
Cost of mutual fund shares	$ 717	$ 160,950	$ 364	$ 54,138	$ 665

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® Clarion Real Estate Portfolio - Adviser Class	VY® Clarion Real Estate Portfolio - Service Class	VY® Clarion Real Estate Portfolio - Service 2 Class	VY® Franklin Income Portfolio - Adviser Class	VY® Franklin Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 731	$ 138,229	$ 11,908	$ 2,112	$ 339,916
Total assets	731	138,229	11,908	2,112	339,916
Net assets	$ 731	$ 138,229	$ 11,908	$ 2,112	$ 339,916
Total number of mutual fund shares	20,307	3,669,481	318,057	188,870	29,328,413
Cost of mutual fund shares	$ 725	$ 70,302	$ 6,295	$ 2,050	$ 312,365

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® Franklin Income Portfolio - Service 2 Class	VY® Invesco Growth and Income Portfolio - Adviser Class	VY® Invesco Growth and Income Portfolio - Service Class	VY® Invesco Growth and Income Portfolio - Service 2 Class	VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 5,388	$ 1,155	$ 355,649	$ 31,637	$ 1,869
Total assets	5,388	1,155	355,649	31,637	1,869
Net assets	$ 5,388	$ 1,155	$ 355,649	$ 31,637	$ 1,869
Total number of mutual fund shares	466,093	41,337	12,509,645	1,122,271	91,095
Cost of mutual fund shares	$ 5,179	$ 1,090	$ 323,812	$ 27,129	$ 1,590

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service 2 Class
Assets					
Investments in mutual funds					
at fair value	$ 366,368	$ 12,083	$ 1,134	$ 234,254	$ 24,069
Total assets	366,368	12,083	1,134	234,254	24,069
Net assets	$ 366,368	$ 12,083	$ 1,134	$ 234,254	$ 24,069
Total number of mutual fund shares	17,119,977	570,753	56,358	11,117,907	1,154,389
Cost of mutual fund shares	$ 312,091	$ 10,398	$ 1,036	$ 211,701	$ 17,796

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	VY® Morgan Stanley Global Franchise Portfolio - Service Class	VY® Morgan Stanley Global Franchise Portfolio - Service 2 Class	VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 1,881	$ 275,690	$ 40,730	$ 33,971	$ 2,478,134
Total assets	1,881	275,690	40,730	33,971	2,478,134
Net assets	$ 1,881	$ 275,690	$ 40,730	$ 33,971	$ 2,478,134
Total number of mutual fund shares	110,765	15,341,662	2,284,330	1,280,480	89,625,116
Cost of mutual fund shares	$ 1,727	$ 254,207	$ 36,374	$ 32,696	$ 2,184,604

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	VY® T. Rowe Price Equity Income Portfolio - Adviser Class	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Service 2 Class	VY® T. Rowe Price International Stock Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 55,843	$ 1,257	$ 491,685	$ 17,655	$ 439
Total assets	55,843	1,257	491,685	17,655	439
Net assets	$ 55,843	$ 1,257	$ 491,685	$ 17,655	$ 439
Total number of mutual fund shares	2,032,879	87,626	33,631,005	1,224,364	27,194
Cost of mutual fund shares	$ 51,767	$ 1,207	$ 467,925	$ 16,739	$ 405

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® T. Rowe Price International Stock Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Service 2 Class	Voya Global Bond Portfolio - Adviser Class	Voya Global Bond Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 150,777	$ 163,774	$ 3,008	$ 428	$ 3,760
Total assets	150,777	163,774	3,008	428	3,760
Net assets	$ 150,777	$ 163,774	$ 3,008	$ 428	$ 3,760
Total number of mutual fund shares	9,336,012	14,303,439	265,456	39,150	338,146
Cost of mutual fund shares	$ 125,099	$ 159,247	$ 3,074	$ 415	$ 3,736

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Solution 2025 Portfolio - Adviser Class	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2035 Portfolio - Adviser Class	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2045 Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 518	$ 15,848	$ 165	$ 8,959	$ 70
Total assets	518	15,848	165	8,959	70
Net assets	$ 518	$ 15,848	$ 165	$ 8,959	$ 70
Total number of mutual fund shares	44,231	1,331,745	13,431	719,570	5,624
Cost of mutual fund shares	$ 491	$ 14,020	$ 160	$ 7,877	$ 65

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Solution 2045 Portfolio - Service Class	Voya Solution 2055 Portfolio - Adviser Class	Voya Solution Income Portfolio - Adviser Class	Voya Solution Income Portfolio - Service Class	Voya Solution Moderately Aggressive Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 989	$ 99	$ 583	$ 17,211	$ 649,025
Total assets	989	99	583	17,211	649,025
Net assets	$ 989	$ 99	$ 583	$ 17,211	$ 649,025
Total number of mutual fund shares	78,647	6,848	49,242	1,431,871	48,111,533
Cost of mutual fund shares	$ 836	$ 92	$ 551	$ 16,164	$ 567,750

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Adviser Class	VY® Baron Growth Portfolio - Service Class	VY® Columbia Contrarian Core Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 1,291	$ 2,920	$ 1,022	$ 300,731	$ 1,541
Total assets	1,291	2,920	1,022	300,731	1,541
Net assets	$ 1,291	$ 2,920	$ 1,022	$ 300,731	$ 1,541
Total number of mutual fund shares	101,949	220,375	36,670	10,260,349	65,860
Cost of mutual fund shares	$ 1,204	$ 2,785	$ 969	$ 275,531	$ 1,401

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Adviser Class	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 256,166	$ 1,006	$ 91,882	$ 185,178	$ 1,326
Total assets	256,166	1,006	91,882	185,178	1,326
Net assets	$ 256,166	$ 1,006	$ 91,882	$ 185,178	$ 1,326
Total number of mutual fund shares	10,638,108	51,409	4,571,257	9,122,068	28,329
Cost of mutual fund shares	$ 225,045	$ 892	$ 39,894	$ 140,916	$ 1,251

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® Invesco Equity and Income Portfolio - Initial Class	VY® Invesco Equity and Income Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Service 2 Class	VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 1,051	$ 529,340	$ 409,131	$ 1,945	$ 123,187
Total assets	1,051	529,340	409,131	1,945	123,187
Net assets	$ 1,051	$ 529,340	$ 409,131	$ 1,945	$ 123,187
Total number of mutual fund shares	22,113	11,210,070	8,781,525	98,349	6,128,703
Cost of mutual fund shares	$ 834	$ 519,710	$ 389,052	$ 1,875	$ 120,208

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® Oppenheimer Global Portfolio - Adviser Class	VY® Oppenheimer Global Portfolio - Initial Class	VY® Oppenheimer Global Portfolio - Service Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 1,075	$ 3,668	$ 170,930	$ 744	$ 8,484
Total assets	1,075	3,668	170,930	744	8,484
Net assets	$ 1,075	$ 3,668	$ 170,930	$ 744	$ 8,484
Total number of mutual fund shares	50,201	164,266	7,939,142	70,880	760,866
Cost of mutual fund shares	$ 920	$ 2,360	$ 141,713	$ 700	$ 7,276

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	VY® T. Rowe Price Growth Equity Portfolio - Service Class	VY® Templeton Foreign Equity Portfolio - Adviser Class	VY® Templeton Foreign Equity Portfolio - Service Class	Voya Strategic Allocation Conservative Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 2,915	$ 278,211	$ 688	$ 378,239	$ 2,174
Total assets	2,915	278,211	688	378,239	2,174
Net assets	$ 2,915	$ 278,211	$ 688	$ 378,239	$ 2,174
Total number of mutual fund shares	33,814	3,101,912	52,696	28,829,199	162,331
Cost of mutual fund shares	$ 2,648	$ 261,354	$ 652	$ 305,822	$ 1,945

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Strategic Allocation Growth Portfolio - Class S	Voya Strategic Allocation Moderate Portfolio - Class S	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I	Voya Growth and Income Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 865	$ 1,250	$ 921,461	$ 653	$ 496,239
Total assets	865	1,250	921,461	653	496,239
Net assets	$ 865	$ 1,250	$ 921,461	$ 653	$ 496,239
Total number of mutual fund shares	54,444	84,974	31,840,406	22,217	17,129,396
Cost of mutual fund shares	$ 631	$ 944	$ 823,288	$ 626	$ 440,795

The accompanying notes are an integral part of these financial statements.

SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Euro STOXX 50® Index Portfolio - Class A	Voya FTSE 100® Index Portfolio - Class A	Voya Global Equity Portfolio - Class A	Voya Global Equity Portfolio - Class S	Voya Global Equity Portfolio - Class T
Assets					
Investments in mutual funds					
at fair value	$ 22,535	$ 4,862	$ 27	$ 432,631	$ 35,968
Total assets	22,535	4,862	27	432,631	35,968
Net assets	$ 22,535	$ 4,862	$ 27	$ 432,631	$ 35,968
Total number of mutual fund shares	1,980,195	493,655	2,427	38,905,653	3,281,753
Cost of mutual fund shares	$ 20,763	$ 4,813	$ 23	$ 366,518	$ 30,647

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Hang Seng Index Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class S	Voya Index Plus MidCap Portfolio - Class S	Voya Index Plus SmallCap Portfolio - Class S	Voya International Index Portfolio - Class A
Assets					
Investments in mutual funds					
at fair value	$ 29,577	$ 94,364	$ 79,590	$ 60,019	$ 656,783
Total assets	29,577	94,364	79,590	60,019	656,783
Net assets	$ 29,577	$ 94,364	$ 79,590	$ 60,019	$ 656,783
Total number of mutual fund shares	1,675,729	3,268,582	3,523,250	2,267,444	62,491,199
Cost of mutual fund shares	$ 24,874	$ 49,616	$ 62,130	$ 34,738	$ 596,660

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya International Index Portfolio - Class S	Voya Japan TOPIX® Index Portfolio - Class A	Voya Russell™ Large Cap Growth Index Portfolio - Class S	Voya Russell™ Large Cap Index Portfolio - Class A	Voya Russell™ Large Cap Index Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 26,966	$ 10,601	$ 248,176	$ 1,349	$ 397,452
Total assets	26,966	10,601	248,176	1,349	397,452
Net assets	$ 26,966	$ 10,601	$ 248,176	$ 1,349	$ 397,452
Total number of mutual fund shares	2,529,674	843,351	7,060,478	65,478	19,071,602
Cost of mutual fund shares	$ 23,477	$ 9,037	$ 181,130	$ 1,306	$ 271,389

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class A	Voya Russell™ Mid Cap Index Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 78	$ 240,301	$ 243,426	$ 3,611	$ 197,217
Total assets	78	240,301	243,426	3,611	197,217
Net assets	$ 78	$ 240,301	$ 243,426	$ 3,611	$ 197,217
Total number of mutual fund shares	3,362	10,371,226	6,933,230	228,700	12,257,140
Cost of mutual fund shares	$ 65	$ 200,445	$ 156,439	$ 3,329	$ 187,011

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Russell™ Small Cap Index Portfolio - Class A	Voya Russell™ Small Cap Index Portfolio - Class S	Voya Small Company Portfolio - Class A	Voya Small Company Portfolio - Class S	Voya U.S. Bond Index Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 2,440	$ 176,184	$ 430	$ 92,066	$ 176,151
Total assets	2,440	176,184	430	92,066	176,151
Net assets	$ 2,440	$ 176,184	$ 430	$ 92,066	$ 176,151
Total number of mutual fund shares	161,083	11,359,402	20,505	4,290,123	16,680,983
Cost of mutual fund shares	$ 2,215	$ 162,955	$ 409	$ 86,884	$ 178,303

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya MidCap Opportunities Portfolio - Class A	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class A	Voya SmallCap Opportunities Portfolio - Class S	Wells Fargo VT Omega Growth Fund - Class 2
Assets					
Investments in mutual funds					
at fair value	$ 1,281	$ 848,540	$ 1,721	$ 38,833	$ 732
Total assets	1,281	848,540	1,721	38,833	732
Net assets	$ 1,281	$ 848,540	$ 1,721	$ 38,833	$ 732
Total number of mutual fund shares	95,316	61,622,398	66,075	1,439,318	26,211
Cost of mutual fund shares	$ 1,142	$ 774,956	$ 1,525	$ 32,068	$ 645

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Wells Fargo VT Index Asset Allocation Fund - Class 2	Wells Fargo VT Small Cap Growth Fund - Class 2
Assets		
Investments in mutual funds		
at fair value	$ 1,132	$ 243
Total assets	1,132	243
Net assets	$ 1,132	$ 243
Total number of mutual fund shares	55,365	23,914
Cost of mutual fund shares	$ 709	$ 182

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Invesco V.I. Balanced-Risk Allocation Fund - Series II Shares	Blue Chip Income & Growth Fund - Class 4	Bond Fund - Class 4	Capital Income Builder Fund - Class 4	Global Growth Fund - Class 4
Net investment income (loss)					
Investment Income:					
Dividends	$ 4	$ 67	$ 34	$ 48	$ 8
Expenses:					
Mortality and expense risk and other					
charges	1	16	10	14	8
Total expenses	1	16	10	14	8
Net investment income (loss)	3	51	24	34	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1	24	2	22	17
Capital gains distributions	6	51	20	—	34
Total realized gain (loss) on investments					
and capital gains distributions	7	75	22	22	51
Net unrealized appreciation					
(depreciation) of investments	(1)	242	(13)	122	244
Net realized and unrealized gain (loss)					
on investments	6	317	9	144	295
Net increase (decrease) in net assets					
resulting from operations	$ 9	$ 368	$ 33	$ 178	$ 295

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Growth Fund - Class 4	International Fund - Class 4	New World Fund - Class 4	BlackRock Equity Dividend V.I. Fund - Class III	BlackRock Global Allocation V.I. Fund - Class III
Net investment income (loss)					
Investment Income:					
Dividends	$ 24	$ 18	$ 7	$ 46	$ 8,736
Expenses:					
Mortality and expense risk and other					
charges	31	8	4	19	12,266
Total expenses	31	8	4	19	12,266
Net investment income (loss)	(7)	10	3	27	(3,530)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	28	2	12	17	(1,283)
Capital gains distributions	351	11	—	207	7,931
Total realized gain (loss) on investments					
and capital gains distributions	379	13	12	224	6,648
Net unrealized appreciation					
(depreciation) of investments	552	232	127	169	76,745
Net realized and unrealized gain (loss)					
on investments	931	245	139	393	83,393
Net increase (decrease) in net assets					
resulting from operations	$ 924	$ 255	$ 142	$ 420	$ 79,863

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	BlackRock High Yield V.I. Fund - Class III	BlackRock iShares Alternative Strategies V.I. Fund - Class III	BlackRock iShares Dynamic Allocation V.I. Fund - Class III	Columbia VP Seligman Global Technology Fund - Class 2	Columbia Asset Allocation Fund, Variable Series - Class 1
Net investment income (loss)					
Investment Income:					
Dividends	$ 59	$ 17	$ 2	$ —	$ 5
Expenses:					
Mortality and expense risk and other					
charges	9	2	—	3	4
Total expenses	9	2	—	3	4
Net investment income (loss)	50	15	2	(3)	1
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	4	—	—	(1)	43
Capital gains distributions	—	—	—	24	—
Total realized gain (loss) on investments					
and capital gains distributions	4	—	—	23	43
Net unrealized appreciation					
(depreciation) of investments	8	5	(1)	8	(5)
Net realized and unrealized gain (loss)					
on investments	12	5	(1)	31	38
Net increase (decrease) in net assets					
resulting from operations	$ 62	$ 20	$ 1	$ 28	$ 39

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Columbia Small Cap Value Fund, Variable Series - Class 2	Columbia Small Company Growth Fund, Variable Series - Class 1	Columbia VP Large Cap Growth Fund - Class 1	Deutsche Core Equity VIP - Class B	Deutsche Alternative Asset Allocation VIP - Class B
Net investment income (loss)					
Investment Income:					
Dividends	$ 304	$ —	$ —	$ 1	$ 1
Expenses:					
Mortality and expense risk and other charges	1,660	—	6	3	1
Total expenses	1,660	—	6	3	1
Net investment income (loss)	(1,356)	—	(6)	(2)	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	8,727	—	29	4	—
Capital gains distributions	6,225	2	—	7	—
Total realized gain (loss) on investments and capital gains distributions	14,952	2	29	11	—
Net unrealized appreciation (depreciation) of investments	(3,433)	7	64	52	7
Net realized and unrealized gain (loss) on investments	11,519	9	93	63	7
Net increase (decrease) in net assets resulting from operations	$ 10,163	$ 9	$ 87	$ 61	$ 7

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Deutsche High Income VIP - Class B	Eaton Vance VT Floating-Rate Income Fund - Initial Class	Eaton Vance VT Large-Cap Value Fund - Initial Class	Federated High Income Bond Fund II - Service Shares	Federated Kaufmann Fund II - Service Shares
Net investment income (loss)					
Investment Income:					
Dividends	$ 8	$ 97	$ —	$ —	$ —
Expenses:					
Mortality and expense risk and other charges	1	20	—	1	—
Total expenses	1	20	—	1	—
Net investment income (loss)	7	77	—	(1)	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2	8	19	—	—
Capital gains distributions	—	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	2	8	19	—	—
Net unrealized appreciation (depreciation) of investments	(1)	(7)	(14)	2	1
Net realized and unrealized gain (loss) on investments	1	1	5	2	1
Net increase (decrease) in net assets resulting from operations	$ 8	$ 78	$ 5	$ 1	$ 1

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Fidelity® VIP Strategic Income Portfolio - Service Class 2	Fidelity® VIP Disciplined Small Cap Portfolio - Service Class 2	Fidelity® VIP FundsManager 20% Portfolio - Service Class 2	Fidelity® VIP FundsManager 60% Portfolio - Service Class 2	Fidelity® VIP FundsManager 85% Portfolio - Service Class 2
Net investment income (loss)					
Investment Income:					
Dividends	$ 109	$ 1	$ 1	$ 4	$ —
Expenses:					
Mortality and expense risk and other					
charges	15	1	1	1	—
Total expenses	15	1	1	1	—
Net investment income (loss)	94	—	—	3	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	14	1	—	—	—
Capital gains distributions	19	3	1	5	1
Total realized gain (loss) on investments and capital gains distributions	33	4	1	5	1
Net unrealized appreciation					
(depreciation) of investments	(12)	8	5	5	3
Net realized and unrealized gain (loss)					
on investments	21	12	6	10	4
Net increase (decrease) in net assets					
resulting from operations	$ 115	$ 12	$ 6	$ 13	$ 4

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Franklin Small Cap Value VIP Fund - Class 2	Franklin Strategic Income VIP Fund - Class 2	Templeton Global Bond VIP Fund - Class 2	Ivy VIP Advantus Real Estate Securities - Class II	Ivy VIP Small Cap Core - Class II
Net investment income (loss)					
Investment Income:					
Dividends	$ 47	$ 41	$ —	$ —	$ —
Expenses:					
Mortality and expense risk and other charges	101	8	19	—	—
Total expenses	101	8	19	—	—
Net investment income (loss)	(54)	33	(19)	—	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	694	10	14	—	—
Capital gains distributions	647	—	8	1	—
Total realized gain (loss) on investments and capital gains distributions	1,341	10	22	1	—
Net unrealized appreciation (depreciation) of investments	(454)	6	(9)	1	2
Net realized and unrealized gain (loss) on investments	887	16	13	2	2
Net increase (decrease) in net assets resulting from operations	$ 833	$ 49	$ (6)	$ 2	$ 2

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Ivy VIP Asset Strategy	Ivy VIP Balanced	Ivy VIP Energy	Ivy VIP High Income	Ivy VIP International Core Equity
Net investment income (loss)					
Investment Income:					
Dividends	$ 9	$ 4	$ 3	$ 73	$ —
Expenses:					
Mortality and expense risk and other charges	3	3	3	9	—
Total expenses	3	3	3	9	—
Net investment income (loss)	6	1	—	64	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	3	1	31	18	1
Capital gains distributions	—	7	—	—	—
Total realized gain (loss) on investments and capital gains distributions	3	8	31	18	1
Net unrealized appreciation (depreciation) of investments	79	21	(91)	(12)	1
Net realized and unrealized gain (loss) on investments	82	29	(60)	6	2
Net increase (decrease) in net assets resulting from operations	$ 88	$ 30	$ (60)	$ 70	$ 2

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Ivy VIP Mid Cap Growth	Ivy VIP Science and Technology	Ivy VIP Small Cap Growth	Janus Henderson Balanced Portfolio - Service Shares	Janus Henderson Enterprise Portfolio - Institutional Shares
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ —	$ —	$ 30	$ 3
Expenses:					
Mortality and expense risk and other					
charges	3	6	1	14	5
Total expenses	3	6	1	14	5
Net investment income (loss)	(3)	(6)	(1)	16	(2)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	5	27	1	11	8
Capital gains distributions	18	79	3	3	33
Total realized gain (loss) on investments					
and capital gains distributions	23	106	4	14	41
Net unrealized appreciation					
(depreciation) of investments	109	140	33	281	91
Net realized and unrealized gain (loss)					
on investments	132	246	37	295	132
Net increase (decrease) in net assets					
resulting from operations	$ 129	$ 240	$ 36	$ 311	$ 130

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Janus Henderson Flexible Bond Portfolio - Service Shares	ClearBridge Variable Aggressive Growth Portfolio II	ClearBridge Variable Mid Cap Portfolio - Class II	Western Asset Core Plus VIT Portfolio - Class I	MFS VIT II Strategic Income Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 42	$ —	$ —	$ 2	$ 5
Expenses:					
Mortality and expense risk and other charges	11	—	1	1	1
Total expenses	11	—	1	1	1
Net investment income (loss)	31	—	(1)	1	4
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	2	4	—	—
Capital gains distributions	—	2	6	—	—
Total realized gain (loss) on investments and capital gains distributions	—	4	10	—	—
Net unrealized appreciation (depreciation) of investments	17	(1)	(3)	1	(3)
Net realized and unrealized gain (loss) on investments	17	3	7	1	(3)
Net increase (decrease) in net assets resulting from operations	$ 48	$ 3	$ 6	$ 2	$ 1

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	MFS VIT Research Series Portfolio - Service Class	MFS VIT International Value Portfolio - Service Class	MFS VIT Value Series - Service Class	MFS VIT III Global Real Estate Portfolio - Service Class	Oppenheimer Total Return Bond Fund/ VA - Service Shares
Net investment income (loss)					
Investment Income:					
Dividends	$ 3	$ —	$ —	$ 1	$ 2
Expenses:					
Mortality and expense risk and other charges	2	1	—	1	1
Total expenses	2	1	—	1	1
Net investment income (loss)	1	(1)	—	—	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	3	—	—	—	—
Capital gains distributions	20	—	1	2	—
Total realized gain (loss) on investments and capital gains distributions	23	—	1	2	—
Net unrealized appreciation (depreciation) of investments	18	11	6	21	1
Net realized and unrealized gain (loss) on investments	41	11	7	23	1
Net increase (decrease) in net assets resulting from operations	$ 42	$ 10	$ 7	$ 23	$ 2

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA - Service Shares	Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer International Growth Fund/VA - Service Shares	PIMCO All Asset Portfolio - Administrative Class
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 11	$ —	$ 13	$ 7
Expenses:					
Mortality and expense risk and other charges	1	18	1	8	1
Total expenses	1	18	1	8	1
Net investment income (loss)	(1)	(7)	(1)	5	6
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	57	1	15	2
Capital gains distributions	—	96	4	—	—
Total realized gain (loss) on investments and capital gains distributions	—	153	5	15	2
Net unrealized appreciation (depreciation) of investments	11	65	8	224	6
Net realized and unrealized gain (loss) on investments	11	218	13	239	8
Net increase (decrease) in net assets resulting from operations	$ 10	$ 211	$ 12	$ 244	$ 14

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	PIMCO Low Duration Portfolio - Administrative Class	PIMCO Real Return Portfolio - Administrative Class	PIMCO Short-Term Portfolio - Administrative Class	PIMCO Total Return Portfolio - Administrative Class	ProFund VP Bull
Net investment income (loss)					
Investment Income:					
Dividends	$ 15	$ 115	$ 43	$ 72	$ —
Expenses:					
Mortality and expense risk and other					
charges	8	50	18	28	152
Total expenses	8	50	18	28	152
Net investment income (loss)	7	65	25	44	(152)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(3)	(149)	6	(3)	666
Capital gains distributions	—	—	—	—	214
Total realized gain (loss) on investments					
and capital gains distributions	(3)	(149)	6	(3)	880
Net unrealized appreciation					
(depreciation) of investments	1	208	12	75	605
Net realized and unrealized gain (loss)					
on investments	(2)	59	18	72	1,485
Net increase (decrease) in net assets					
resulting from operations	$ 5	$ 124	$ 43	$ 116	$ 1,333

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	ProFund VP Europe 30	ProFund VP Rising Rates Opportunity	Putnam VT American Government Income Fund - Class 1B	Putnam VT Income Fund - Class 1B	Putnam VT International Equity Fund - Class 1B
Net investment income (loss)					
Investment Income:					
Dividends	$ 52	$ —	$ 16	$ 38	$ —
Expenses:					
Mortality and expense risk and other charges	55	38	5	5	—
Total expenses	55	38	5	5	—
Net investment income (loss)	(3)	(38)	11	33	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	35	(1,047)	(2)	(11)	—
Capital gains distributions	—	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	35	(1,047)	(2)	(11)	—
Net unrealized appreciation (depreciation) of investments	470	780	—	20	4
Net realized and unrealized gain (loss) on investments	505	(267)	(2)	9	4
Net increase (decrease) in net assets resulting from operations	$ 502	$ (305)	$ 9	$ 42	$ 4

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Putnam VT International Value Fund - Class 1B	Putnam VT Investors Fund - Class 1B	Putnam VT Small Cap Value Fund - Class 1B	T. Rowe Price Blue Chip Growth Portfolio - II	T. Rowe Price Health Sciences Portfolio - II
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 2	$ 1	$ —	$ —
Expenses:					
Mortality and expense risk and other charges	—	1	1	20	21
Total expenses	—	1	1	20	21
Net investment income (loss)	—	1	—	(20)	(21)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	—	2	4	48	(29)
Capital gains distributions	—	8	6	53	172
Total realized gain (loss) on investments and capital gains distributions	—	10	10	101	143
Net unrealized appreciation (depreciation) of investments	1	21	2	788	505
Net realized and unrealized gain (loss) on investments	1	31	12	889	648
Net increase (decrease) in net assets resulting from operations	$ 1	$ 32	$ 12	$ 869	$ 627

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	MFS VIT Utilities Series Portfolio - Service Class	Voya Balanced Portfolio - Class S	Voya Intermediate Bond Portfolio - Class A	Voya Intermediate Bond Portfolio - Class S	Voya Global Perspectives® Portfolio - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ 20	$ 76	$ 96	$ 79,961	$ 3,254
Expenses:					
Mortality and expense risk and other					
charges	4	36	23	43,384	2,169
Total expenses	4	36	23	43,384	2,169
Net investment income (loss)	16	40	73	36,577	1,085
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	6	440	(15)	892	1,058
Capital gains distributions	—	—	—	—	—
Total realized gain (loss) on investments					
and capital gains distributions	6	440	(15)	892	1,058
Net unrealized appreciation					
(depreciation) of investments	16	(82)	55	40,617	13,354
Net realized and unrealized gain (loss)					
on investments	22	358	40	41,509	14,412
Net increase (decrease) in net assets					
resulting from operations	$ 38	$ 398	$ 113	$ 78,086	$ 15,497

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Government Liquid Assets Portfolio - Service Class	Voya Government Liquid Assets Portfolio - Service 2 Class	Voya High Yield Portfolio - Adviser Class	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 1,457	$ 27	$ 37	$ 22,816	$ 1,104
Expenses:					
Mortality and expense risk and other charges	6,462	138	5	5,953	28,495
Total expenses	6,462	138	5	5,953	28,495
Net investment income (loss)	(5,005)	(111)	32	16,863	(27,391)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	—	11	(2,703)	112,628
Capital gains distributions	83	2	—	—	122,746
Total realized gain (loss) on investments and capital gains distributions	83	2	11	(2,703)	235,374
Net unrealized appreciation (depreciation) of investments	—	—	(17)	559	181,514
Net realized and unrealized gain (loss) on investments	83	2	(6)	(2,144)	416,888
Net increase (decrease) in net assets resulting from operations	$ (4,922)	$ (109)	$ 26	$ 14,719	$ 389,497

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Growth Portfolio - Service Class	Voya Large Cap Growth Portfolio - Service 2 Class	Voya Large Cap Value Portfolio - Adviser Class	Voya Large Cap Value Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 1	$ 5,675	$ 38	$ 8	$ 16,802
Expenses:					
Mortality and expense risk and other charges	1	23,875	273	3	14,374
Total expenses	1	23,875	273	3	14,374
Net investment income (loss)	—	(18,200)	(235)	5	2,428
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	10,209	84	2	12,149
Capital gains distributions	6	99,361	1,095	—	—
Total realized gain (loss) on investments and capital gains distributions	6	109,570	1,179	2	12,149
Net unrealized appreciation (depreciation) of investments	16	243,424	2,613	38	73,570
Net realized and unrealized gain (loss) on investments	22	352,994	3,792	40	85,719
Net increase (decrease) in net assets resulting from operations	$ 22	$ 334,794	$ 3,557	$ 45	$ 88,147

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Limited Maturity Bond Portfolio - Service Class	Voya Multi-Manager Large Cap Core Portfolio - Service Class	Voya Retirement Conservative Portfolio - Adviser Class	Voya Retirement Growth Portfolio - Adviser Class	Voya Retirement Moderate Growth Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 473	$ 411	$ 5,325	$ 52,782	$ 36,080
Expenses:					
Mortality and expense risk and other charges	453	958	6,661	53,065	35,912
Total expenses	453	958	6,661	53,065	35,912
Net investment income (loss)	20	(547)	(1,336)	(283)	168
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(314)	2,137	(2,208)	238,852	111,662
Capital gains distributions	—	3,236	8,146	206,025	143,300
Total realized gain (loss) on investments and capital gains distributions	(314)	5,373	5,938	444,877	254,962
Net unrealized appreciation (depreciation) of investments	184	5,025	17,456	(27,016)	(8,977)
Net realized and unrealized gain (loss) on investments	(130)	10,398	23,394	417,861	245,985
Net increase (decrease) in net assets resulting from operations	$ (110)	$ 9,851	$ 22,058	$ 417,578	$ 246,153

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Retirement Moderate Portfolio - Adviser Class	VY® BlackRock Inflation Protected Bond Portfolio Adviser Class	VY® BlackRock Inflation Protected Bond Portfolio - Service Class	VY® Clarion Global Real Estate Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 17,627	$ 4	$ 2,106	$ 16	$ 2,698
Expenses:					
Mortality and expense risk and other					
charges	18,803	4	2,936	3	1,288
Total expenses	18,803	4	2,936	3	1,288
Net investment income (loss)	(1,176)	—	(830)	13	1,410
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	35,792	2	(5,584)	8	9,676
Capital gains distributions	59,972	—	—	—	—
Total realized gain (loss) on investments					
and capital gains distributions	95,764	2	(5,584)	8	9,676
Net unrealized appreciation					
(depreciation) of investments	9,336	7	7,625	23	(4,812)
Net realized and unrealized gain (loss)					
on investments	105,100	9	2,041	31	4,864
Net increase (decrease) in net assets					
resulting from operations	$ 103,924	$ 9	$ 1,211	$ 44	$ 6,274

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	VY® Clarion Global Real Estate Portfolio - Service 2 Class	VY® Clarion Real Estate Portfolio - Adviser Class	VY® Clarion Real Estate Portfolio - Service Class	VY® Clarion Real Estate Portfolio - Service 2 Class	VY® FMR® Diversified Mid Cap Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 32	$ 15	$ 3,411	$ 267	$ —
Expenses:					
Mortality and expense risk and other charges	18	5	2,864	250	1
Total expenses	18	5	2,864	250	1
Net investment income (loss)	14	10	547	17	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	91	7	28,203	1,772	(21)
Capital gains distributions	—	—	—	—	52
Total realized gain (loss) on investments and capital gains distributions	91	7	28,203	1,772	31
Net unrealized appreciation (depreciation) of investments	(29)	11	(23,566)	(1,374)	(9)
Net realized and unrealized gain (loss) on investments	62	18	4,637	398	22
Net increase (decrease) in net assets resulting from operations	$ 76	$ 28	$ 5,184	$ 415	$ 21

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	VY® FMR® Diversified Mid Cap Portfolio - Service Class	VY® FMR® Diversified Mid Cap Portfolio - Service 2 Class	VY® Franklin Income Portfolio - Adviser Class	VY® Franklin Income Portfolio - Service Class	VY® Franklin Income Portfolio - Service 2 Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 1,644	$ 62	$ 39	$ 15,949	$ 298
Expenses:					
Mortality and expense risk and other charges	4,540	226	9	6,411	123
Total expenses	4,540	226	9	6,411	123
Net investment income (loss)	(2,896)	(164)	30	9,538	175
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(30,672)	(2,164)	20	12,775	321
Capital gains distributions	102,338	4,974	—	—	—
Total realized gain (loss) on investments and capital gains distributions	71,666	2,810	20	12,775	321
Net unrealized appreciation (depreciation) of investments	(24,220)	(506)	38	7,395	47
Net realized and unrealized gain (loss) on investments	47,446	2,304	58	20,170	368
Net increase (decrease) in net assets resulting from operations	$ 44,550	$ 2,140	$ 88	$ 29,708	$ 543

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	VY® Invesco Growth and Income Portfolio - Adviser Class	VY® Invesco Growth and Income Portfolio - Service Class	VY® Invesco Growth and Income Portfolio - Service 2 Class	VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 17	$ 7,333	$ 650	$ 2	$ 1,629
Expenses:					
Mortality and expense risk and other charges	6	6,394	645	7	6,115
Total expenses	6	6,394	645	7	6,115
Net investment income (loss)	11	939	5	(5)	(4,486)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	4	38,682	2,255	14	(7,739)
Capital gains distributions	49	19,437	1,890	—	—
Total realized gain (loss) on investments and capital gains distributions	53	58,119	4,145	14	(7,739)
Net unrealized appreciation (depreciation) of investments	36	(17,526)	(394)	270	129,117
Net realized and unrealized gain (loss) on investments	89	40,593	3,751	284	121,378
Net increase (decrease) in net assets resulting from operations	$ 100	$ 41,532	$ 3,756	$ 279	$ 116,892

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	VY® JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	VY® Morgan Stanley Global Franchise Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 37	$ 1	$ 1,172	$ 83	$ 13
Expenses:					
Mortality and expense risk and other charges	233	5	4,478	487	9
Total expenses	233	5	4,478	487	9
Net investment income (loss)	(196)	(4)	(3,306)	(404)	4
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	739	6	20,050	2,444	12
Capital gains distributions	—	37	13,507	1,457	80
Total realized gain (loss) on investments and capital gains distributions	739	43	33,557	3,901	92
Net unrealized appreciation (depreciation) of investments	3,787	60	1,909	(205)	203
Net realized and unrealized gain (loss) on investments	4,526	103	35,466	3,696	295
Net increase (decrease) in net assets resulting from operations	$ 4,330	$ 99	$ 32,160	$ 3,292	$ 299

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	VY® Morgan Stanley Global Franchise Portfolio - Service Class	VY® Morgan Stanley Global Franchise Portfolio - Service 2 Class	VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service 2 Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 3,469	$ 464	$ 296	$ 29,574	$ 583
Expenses:					
Mortality and expense risk and other					
charges	5,210	829	173	45,358	1,111
Total expenses	5,210	829	173	45,358	1,111
Net investment income (loss)	(1,741)	(365)	123	(15,784)	(528)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	9,508	4,573	44	127,453	4,950
Capital gains distributions	18,035	2,780	1,270	123,627	2,962
Total realized gain (loss) on investments					
and capital gains distributions	27,543	7,353	1,314	251,080	7,912
Net unrealized appreciation					
(depreciation) of investments	36,296	2,356	1,781	90,166	147
Net realized and unrealized gain (loss)					
on investments	63,839	9,709	3,095	341,246	8,059
Net increase (decrease) in net assets					
resulting from operations	$ 62,098	$ 9,344	$ 3,218	$ 325,462	$ 7,531

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	VY® T. Rowe Price Equity Income Portfolio - Adviser Class	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Service 2 Class	VY® T. Rowe Price International Stock Portfolio - Adviser Class	VY® T. Rowe Price International Stock Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 19	$ 10,014	$ 345	$ 2	$ 1,701
Expenses:					
Mortality and expense risk and other charges	5	9,203	354	1	2,665
Total expenses	5	9,203	354	1	2,665
Net investment income (loss)	14	811	(9)	1	(964)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	5	45,644	1,806	8	14,924
Capital gains distributions	38	39,867	1,513	—	—
Total realized gain (loss) on investments and capital gains distributions	43	85,511	3,319	8	14,924
Net unrealized appreciation (depreciation) of investments	39	(16,518)	(785)	33	19,743
Net realized and unrealized gain (loss) on investments	82	68,993	2,534	41	34,667
Net increase (decrease) in net assets resulting from operations	$ 96	$ 69,804	$ 2,525	$ 42	$ 33,703

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	VY® Templeton Global Growth Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Service 2 Class	Voya Diversified International Fund - Class R	Voya Global Bond Portfolio - Adviser Class	Voya Global Bond Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 2,783	$ 49	$ —	$ 6	$ 88
Expenses:					
Mortality and expense risk and other charges	3,063	59	—	2	37
Total expenses	3,063	59	—	2	37
Net investment income (loss)	(280)	(10)	—	4	51
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	4,921	(65)	10	2	(67)
Capital gains distributions	1,156	22	—	—	—
Total realized gain (loss) on investments and capital gains distributions	6,077	(43)	10	2	(67)
Net unrealized appreciation (depreciation) of investments	20,452	528	2	17	315
Net realized and unrealized gain (loss) on investments	26,529	485	12	19	248
Net increase (decrease) in net assets resulting from operations	$ 26,249	$ 475	$ 12	$ 23	$ 299

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Solution 2025 Portfolio - Adviser Class	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2035 Portfolio - Adviser Class	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2045 Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 7	$ 310	$ 1	$ 132	$ —
Expenses:					
Mortality and expense risk and other charges	3	164	—	90	—
Total expenses	3	164	—	90	—
Net investment income (loss)	4	146	1	42	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1	654	—	188	—
Capital gains distributions	11	440	1	218	1
Total realized gain (loss) on investments and capital gains distributions	12	1,094	1	406	1
Net unrealized appreciation (depreciation) of investments	37	844	7	961	5
Net realized and unrealized gain (loss) on investments	49	1,938	8	1,367	6
Net increase (decrease) in net assets resulting from operations	$ 53	$ 2,084	$ 9	$ 1,409	$ 6

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Solution 2045 Portfolio - Service Class	Voya Solution 2055 Portfolio - Adviser Class	Voya Solution Income Portfolio - Adviser Class	Voya Solution Income Portfolio - Service Class	Voya Solution Moderately Aggressive Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 11	$ 1	$ 11	$ 389	$ 8,957
Expenses:					
Mortality and expense risk and other charges	12	—	4	178	10,949
Total expenses	12	—	4	178	10,949
Net investment income (loss)	(1)	1	7	211	(1,992)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	36	—	11	100	6,939
Capital gains distributions	27	2	2	53	7,179
Total realized gain (loss) on investments and capital gains distributions	63	2	13	153	14,118
Net unrealized appreciation (depreciation) of investments	113	7	27	988	84,871
Net realized and unrealized gain (loss) on investments	176	9	40	1,141	98,989
Net increase (decrease) in net assets resulting from operations	$ 175	$ 10	$ 47	$ 1,352	$ 96,997

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Adviser Class	VY® Baron Growth Portfolio - Service Class	VY® Columbia Contrarian Core Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 10	$ 30	$ 4	$ 2,381	$ 11
Expenses:					
Mortality and expense risk and other charges	7	28	5	5,312	8
Total expenses	7	28	5	5,312	8
Net investment income (loss)	3	2	(1)	(2,931)	3
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	14	46	4	25,960	3
Capital gains distributions	46	110	82	35,024	78
Total realized gain (loss) on investments and capital gains distributions	60	156	86	60,984	81
Net unrealized appreciation (depreciation) of investments	40	106	78	12,064	159
Net realized and unrealized gain (loss) on investments	100	262	164	73,048	240
Net increase (decrease) in net assets resulting from operations	$ 103	$ 264	$ 163	$ 70,117	$ 243

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Adviser Class	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 2,555	$ 1	$ 289	$ 2,146	$ 16
Expenses:					
Mortality and expense risk and other charges	4,569	5	1,714	3,407	6
Total expenses	4,569	5	1,714	3,407	6
Net investment income (loss)	(2,014)	(4)	(1,425)	(1,261)	10
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	23,574	13	19,108	27,858	9
Capital gains distributions	14,894	23	3,919	—	21
Total realized gain (loss) on investments and capital gains distributions	38,468	36	23,027	27,858	30
Net unrealized appreciation (depreciation) of investments	10,017	46	(13,426)	565	41
Net realized and unrealized gain (loss) on investments	48,485	82	9,601	28,423	71
Net increase (decrease) in net assets resulting from operations	$ 46,471	$ 78	$ 8,176	$ 27,162	$ 81

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	VY® Invesco Equity and Income Portfolio - Initial Class	VY® Invesco Equity and Income Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Service 2 Class	VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 23	$ 8,893	$ 5,809	$ 7	$ 727
Expenses:					
Mortality and expense risk and other					
charges	9	9,639	7,243	9	2,299
Total expenses	9	9,639	7,243	9	2,299
Net investment income (loss)	14	(746)	(1,434)	(2)	(1,572)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	105	(4,767)	1,691	3	5,223
Capital gains distributions	25	13,675	10,396	106	12,211
Total realized gain (loss) on investments					
and capital gains distributions	130	8,908	12,087	109	17,434
Net unrealized appreciation					
(depreciation) of investments	(41)	38,932	24,011	51	(1,067)
Net realized and unrealized gain (loss)					
on investments	89	47,840	36,098	160	16,367
Net increase (decrease) in net assets					
resulting from operations	$ 103	$ 47,094	$ 34,664	$ 158	$ 14,795

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	VY® Oppenheimer Global Portfolio - Adviser Class	VY® Oppenheimer Global Portfolio - Initial Class	VY® Oppenheimer Global Portfolio - Service Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 4	$ 37	$ 1,335	$ —	$ 38
Expenses:					
Mortality and expense risk and other charges	4	40	2,472	2	89
Total expenses	4	40	2,472	2	89
Net investment income (loss)	—	(3)	(1,137)	(2)	(51)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	15	206	7,877	—	593
Capital gains distributions	1	5	239	—	612
Total realized gain (loss) on investments and capital gains distributions	16	211	8,116	—	1,205
Net unrealized appreciation (depreciation) of investments	174	855	34,367	44	573
Net realized and unrealized gain (loss) on investments	190	1,066	42,483	44	1,778
Net increase (decrease) in net assets resulting from operations	$ 190	$ 1,063	$ 41,346	$ 42	$ 1,727

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	VY® T. Rowe Price Growth Equity Portfolio - Service Class	VY® Templeton Foreign Equity Portfolio - Adviser Class	VY® Templeton Foreign Equity Portfolio - Service Class	Voya Strategic Allocation Conservative Portfolio - Class S
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ —	$ 2	$ 7,009	$ 50
Expenses:					
Mortality and expense risk and other charges	15	4,499	2	7,104	22
Total expenses	15	4,499	2	7,104	22
Net investment income (loss)	(15)	(4,499)	—	(95)	28
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	15	(2,134)	5	23,744	53
Capital gains distributions	245	27,947	—	—	—
Total realized gain (loss) on investments and capital gains distributions	260	25,813	5	23,744	53
Net unrealized appreciation (depreciation) of investments	365	46,583	35	49,263	107
Net realized and unrealized gain (loss) on investments	625	72,396	40	73,007	160
Net increase (decrease) in net assets resulting from operations	$ 610	$ 67,897	$ 40	$ 72,912	$ 188

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Strategic Allocation Growth Portfolio - Class S	Voya Strategic Allocation Moderate Portfolio - Class S	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I	Voya Growth and Income Portfolio - Class S
Net investment income (loss)					
Investment Income:					
Dividends	$ 14	$ 20	$ 12,092	$ 11	$ 7,526
Expenses:					
Mortality and expense risk and other charges	10	13	16,765	8	9,248
Total expenses	10	13	16,765	8	9,248
Net investment income (loss)	4	7	(4,673)	3	(1,722)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	20	23	64,332	21	40,585
Capital gains distributions	—	—	103,080	71	55,564
Total realized gain (loss) on investments and capital gains distributions	20	23	167,412	92	96,149
Net unrealized appreciation (depreciation) of investments	103	116	(4,773)	17	(7,198)
Net realized and unrealized gain (loss) on investments	123	139	162,639	109	88,951
Net increase (decrease) in net assets resulting from operations	$ 127	$ 146	$ 157,966	$ 112	$ 87,229

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Euro STOXX 50® Index Portfolio - Class A	Voya FTSE 100® Index Portfolio - Class A	Voya Global Equity Portfolio - Class A	Voya Global Equity Portfolio - Class S	Voya Global Equity Portfolio - Class T
Net investment income (loss)					
Investment Income:					
Dividends	$ 682	$ 140	$ 1	$ 9,294	$ 667
Expenses:					
Mortality and expense risk and other charges	420	80	—	7,564	702
Total expenses	420	80	—	7,564	702
Net investment income (loss)	262	60	1	1,730	(35)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(31)	(401)	1	7,048	1,371
Capital gains distributions	—	142	—	—	—
Total realized gain (loss) on investments and capital gains distributions	(31)	(259)	1	7,048	1,371
Net unrealized appreciation (depreciation) of investments	4,055	1,011	4	77,044	6,153
Net realized and unrealized gain (loss) on investments	4,024	752	5	84,092	7,524
Net increase (decrease) in net assets resulting from operations	$ 4,286	$ 812	$ 6	$ 85,822	$ 7,489

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Hang Seng Index Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class S	Voya Index Plus MidCap Portfolio - Class S	Voya Index Plus SmallCap Portfolio - Class S	Voya International Index Portfolio - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ 218	$ 1,358	$ 945	$ 436	$ 13,384
Expenses:					
Mortality and expense risk and other charges	499	1,525	1,431	1,134	11,713
Total expenses	499	1,525	1,431	1,134	11,713
Net investment income (loss)	(281)	(167)	(486)	(698)	1,671
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	426	10,810	8,202	10,208	1,508
Capital gains distributions	—	1,842	5,644	5,854	—
Total realized gain (loss) on investments and capital gains distributions	426	12,652	13,846	16,062	1,508
Net unrealized appreciation (depreciation) of investments	8,448	7,354	(4,062)	(10,545)	131,897
Net realized and unrealized gain (loss) on investments	8,874	20,006	9,784	5,517	133,405
Net increase (decrease) in net assets resulting from operations	$ 8,593	$ 19,839	$ 9,298	$ 4,819	$ 135,076

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya International Index Portfolio - Class S	Voya Japan TOPIX® Index Portfolio - Class A	Voya Russell™ Large Cap Growth Index Portfolio - Class S	Voya Russell™ Large Cap Index Portfolio - Class A	Voya Russell™ Large Cap Index Portfolio - Class S
Net investment income (loss)					
Investment Income:					
Dividends	$ 630	$ 146	$ 2,389	$ —	$ 5,660
Expenses:					
Mortality and expense risk and other charges	487	184	4,406	2	6,937
Total expenses	487	184	4,406	2	6,937
Net investment income (loss)	143	(38)	(2,017)	(2)	(1,277)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	860	231	21,917	3	45,594
Capital gains distributions	—	245	—	—	—
Total realized gain (loss) on investments and capital gains distributions	860	476	21,917	3	45,594
Net unrealized appreciation (depreciation) of investments	4,805	1,702	42,631	43	29,947
Net realized and unrealized gain (loss) on investments	5,665	2,178	64,548	46	75,541
Net increase (decrease) in net assets resulting from operations	$ 5,808	$ 2,140	$ 62,531	$ 44	$ 74,264

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class A	Voya Russell™ Mid Cap Index Portfolio - Class S
Net investment income (loss)					
Investment Income:					
Dividends	$ 2	$ 4,781	$ 1,688	$ 22	$ 2,669
Expenses:					
Mortality and expense risk and other charges	1	4,372	4,269	16	3,732
Total expenses	1	4,372	4,269	16	3,732
Net investment income (loss)	1	409	(2,581)	6	(1,063)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1	8,489	34,405	—	(1,260)
Capital gains distributions	—	—	—	142	14,580
Total realized gain (loss) on investments and capital gains distributions	1	8,489	34,405	142	13,320
Net unrealized appreciation (depreciation) of investments	7	18,223	17,324	225	18,240
Net realized and unrealized gain (loss) on investments	8	26,712	51,729	367	31,560
Net increase (decrease) in net assets resulting from operations	$ 9	$ 27,121	$ 49,148	$ 373	$ 30,497

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Russell™ Small Cap Index Portfolio - Class A	Voya Russell™ Small Cap Index Portfolio - Class S	Voya Small Company Portfolio - Class A	Voya Small Company Portfolio - Class S	Voya U.S. Bond Index Portfolio - Class S
Net investment income (loss)					
Investment Income:					
Dividends	$ 10	$ 1,612	$ —	$ 136	$ 4,030
Expenses:					
Mortality and expense risk and other	11	3,318	1	1,759	3,353
Total expenses	11	3,318	1	1,759	3,353
Net investment income (loss)	(1)	(1,706)	(1)	(1,623)	677
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	—	(3,037)	—	(541)	(483)
Capital gains distributions	99	13,170	—	11,318	514
Total realized gain (loss) on investments and capital gains distributions	99	10,133	—	10,777	31
Net unrealized appreciation (depreciation) of investments	101	12,108	21	(639)	1,603
Net realized and unrealized gain (loss) on investments	200	22,241	21	10,138	1,634
Net increase (decrease) in net assets resulting from operations	$ 199	$ 20,535	$ 20	$ 8,515	$ 2,311

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya MidCap Opportunities Portfolio - Class A	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class A	Voya SmallCap Opportunities Portfolio - Class S	Wells Fargo VT Omega Growth Fund - Class 2
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ —	$ —	$ —	$ —
Expenses:					
Mortality and expense risk and other	7	10,697	9	731	17
Total expenses	7	10,697	9	731	17
Net investment income (loss)	(7)	(10,697)	(9)	(731)	(17)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	15	(10,995)	(2)	4,246	65
Capital gains distributions	56	23,322	87	2,661	27
Total realized gain (loss) on investments					
and capital gains distributions	71	12,327	85	6,907	92
Net unrealized appreciation					
(depreciation) of investments	157	116,884	144	453	157
Net realized and unrealized gain (loss)					
on investments	228	129,211	229	7,360	249
Net increase (decrease) in net assets					
resulting from operations	$ 221	$ 118,514	$ 220	$ 6,629	$ 232

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Wells Fargo VT Index Asset Allocation Fund - Class 2	Wells Fargo VT Small Cap Growth Fund - Class 2
Net investment income (loss)		
Investment Income:		
Dividends	$ 9	$ —
Expenses:		
Mortality and expense risk and other	21	4
Total expenses	21	4
Net investment income (loss)	(12)	(4)
Realized and unrealized gain (loss)		
on investments		
Net realized gain (loss) on investments	48	3
Capital gains distributions	51	7
Total realized gain (loss) on investments		
and capital gains distributions	99	10
Net unrealized appreciation		
(depreciation) of investments	29	41
Net realized and unrealized gain (loss)		
on investments	128	51
Net increase (decrease) in net assets		
resulting from operations	$ 116	$ 47

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Invesco V.I. Balanced-Risk Allocation Fund - Series II Shares	Blue Chip Income & Growth Fund - Class 4	Bond Fund - Class 4	Capital Income Builder Fund - Class 4
Net assets at January 1, 2016	$ 7	$ —	$ 497	$ 238
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	5	11	16
Total realized gain (loss) on investments and capital gains distributions	—	1	6	1
Net unrealized appreciation (depreciation) of investments	1	10	(15)	(6)
Net increase (decrease) in net assets resulting from operations	1	16	2	11
Changes from principal transactions:				
Premiums	81	367	690	484
Death Benefits	—	—	(34)	—
Surrenders and withdrawals	—	(1)	(54)	(10)
Contract Charges	—	—	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	2	90	34	166
Increase (decrease) in net assets derived from principal transactions	83	456	636	640
Total increase (decrease) in net assets	84	472	638	651
Net assets at December 31, 2016	91	472	1,135	889
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	51	24	34
Total realized gain (loss) on investments and capital gains distributions	7	75	22	22
Net unrealized appreciation (depreciation) of investments	(1)	242	(13)	122
Net increase (decrease) in net assets resulting from operations	9	368	33	178
Changes from principal transactions:				
Premiums	44	3,156	689	1,458
Death Benefits	—	—	—	—
Surrenders and withdrawals	—	(60)	(62)	(40)
Contract Charges	—	—	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	(9)	338	141	49
Increase (decrease) in net assets derived from principal transactions	35	3,434	768	1,467
Total increase (decrease) in net assets	44	3,802	801	1,645
Net assets at December 30, 2017	$ 135	$ 4,274	$ 1,936	$ 2,534

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Global Growth Fund - Class 4	Growth Fund - Class 4	International Fund - Class 4	New World Fund - Class 4
Net assets at January 1, 2016	$ 309	$ 717	$ 281	$ 273
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	2	4	1
Total realized gain (loss) on investments and capital gains distributions	42	136	34	3
Net unrealized appreciation (depreciation) of investments	(28)	78	(2)	11
Net increase (decrease) in net assets resulting from operations	16	216	36	15
Changes from principal transactions:				
Premiums	360	1,491	415	183
Death Benefits	—	—	—	—
Surrenders and withdrawals	(20)	(68)	(4)	(4)
Contract Charges	—	—	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	130	139	(138)	(50)
Increase (decrease) in net assets derived from principal transactions	470	1,562	273	129
Total increase (decrease) in net assets	486	1,778	309	144
Net assets at December 31, 2016	795	2,495	590	417
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(7)	10	3
Total realized gain (loss) on investments and capital gains distributions	51	379	13	12
Net unrealized appreciation (depreciation) of investments	244	552	232	127
Net increase (decrease) in net assets resulting from operations	295	924	255	142
Changes from principal transactions:				
Premiums	752	3,192	732	429
Death Benefits	(14)	(2)	—	—
Surrenders and withdrawals	(87)	(223)	(25)	(6)
Contract Charges	—	—	—	—
Cost of insurance and administrative charges	—	(1)	—	—
Transfers between Divisions (including fixed account), net	114	519	130	95
Increase (decrease) in net assets derived from principal transactions	765	3,485	837	518
Total increase (decrease) in net assets	1,060	4,409	1,092	660
Net assets at December 30, 2017	$ 1,855	$ 6,904	$ 1,682	$ 1,077

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	BlackRock Equity Dividend V.I. Fund - Class III	BlackRock Global Allocation V.I. Fund - Class III	BlackRock High Yield V.I. Fund - Class III	BlackRock iShares Alternative Strategies V.I. Fund - Class III
Net assets at January 1, 2016	$ 369	$ 832,160	$ 118	$ 8
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	13	(4,401)	16	2
Total realized gain (loss) on investments and capital gains distributions	53	(3,715)	(1)	—
Net unrealized appreciation (depreciation) of investments	110	22,665	24	(2)
Net increase (decrease) in net assets resulting from operations	176	14,549	39	—
Changes from principal transactions:				
Premiums	1,126	3,875	447	60
Death Benefits	—	(7,963)	—	—
Surrenders and withdrawals	(101)	(68,951)	(33)	—
Contract Charges	—	(7,279)	—	—
Cost of insurance and administrative charges	—	(111)	—	—
Transfers between Divisions (including fixed account), net	212	(43,087)	62	2
Increase (decrease) in net assets derived from principal transactions	1,237	(123,516)	476	62
Total increase (decrease) in net assets	1,413	(108,967)	515	62
Net assets at December 31, 2016	1,782	723,193	633	70
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	27	(3,530)	50	15
Total realized gain (loss) on investments and capital gains distributions	224	6,648	4	—
Net unrealized appreciation (depreciation) of investments	169	76,745	8	5
Net increase (decrease) in net assets resulting from operations	420	79,863	62	20
Changes from principal transactions:				
Premiums	1,969	19,390	1,307	611
Death Benefits	—	(8,102)	—	—
Surrenders and withdrawals	(121)	(109,678)	(48)	(10)
Contract Charges	—	(6,473)	—	—
Cost of insurance and administrative charges	(1)	(98)	—	—
Transfers between Divisions (including fixed account), net	247	(8,916)	261	5
Increase (decrease) in net assets derived from principal transactions	2,094	(113,877)	1,520	606
Total increase (decrease) in net assets	2,514	(34,014)	1,582	626
Net assets at December 30, 2017	$ 4,296	$ 689,179	$ 2,215	$ 696

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	BlackRock iShares Dynamic Allocation V.I. Fund - Class III	Columbia VP Seligman Global Technology Fund - Class 2	Columbia Asset Allocation Fund, Variable Series - Class 1	Columbia Small Cap Value Fund, Variable Series - Class 2
Net assets at January 1, 2016	$ 20	$ —	$ 309	$ 96,069
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	2	(1,332)
Total realized gain (loss) on investments and capital gains distributions	—	—	3	11,291
Net unrealized appreciation (depreciation) of investments	1	—	6	15,744
Net increase (decrease) in net assets resulting from operations	1	—	11	25,703
Changes from principal transactions:				
Premiums	2	—	—	14
Death Benefits	—	—	—	(1,472)
Surrenders and withdrawals	(4)	—	(2)	(14,207)
Contract Charges	—	—	—	(821)
Cost of insurance and administrative charges	—	—	—	(28)
Transfers between Divisions (including fixed account), net	(11)	—	1	(2,722)
Increase (decrease) in net assets derived from principal transactions	(13)	—	(1)	(19,236)
Total increase (decrease) in net assets	(12)	—	10	6,467
Net assets at December 31, 2016	8	—	319	102,536
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	(3)	1	(1,356)
Total realized gain (loss) on investments and capital gains distributions	—	23	43	14,952
Net unrealized appreciation (depreciation) of investments	(1)	8	(5)	(3,433)
Net increase (decrease) in net assets resulting from operations	1	28	39	10,163
Changes from principal transactions:				
Premiums	117	886	—	3,525
Death Benefits	—	—	(52)	(1,234)
Surrenders and withdrawals	(2)	(1)	(119)	(29,758)
Contract Charges	—	—	—	(735)
Cost of insurance and administrative charges	—	—	—	(28)
Transfers between Divisions (including fixed account), net	—	433	—	(3,899)
Increase (decrease) in net assets derived from principal transactions	115	1,318	(171)	(32,129)
Total increase (decrease) in net assets	116	1,346	(132)	(21,966)
Net assets at December 30, 2017	$ 124	$ 1,346	$ 187	$ 80,570

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Columbia Small Company Growth Fund, Variable Series - Class 1	Columbia VP Large Cap Growth Fund - Class 1	Deutsche Core Equity VIP - Class B	Deutsche Alternative Asset Allocation VIP - Class B
Net assets at January 1, 2016	$ 29	$ 373	$ —	$ 2
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(5)	—	—
Total realized gain (loss) on investments and capital gains distributions	6	4	—	—
Net unrealized appreciation (depreciation) of investments	(2)	1	3	—
Net increase (decrease) in net assets resulting from operations	4	—	3	—
Changes from principal transactions:				
Premiums	—	—	32	44
Death Benefits	—	—	—	—
Surrenders and withdrawals	(1)	(1)	—	—
Contract Charges	—	—	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	(1)	(2)	32	—
Increase (decrease) in net assets derived from principal transactions	(2)	(3)	64	44
Total increase (decrease) in net assets	2	(3)	67	44
Net assets at December 31, 2016	31	370	67	46
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(6)	(2)	—
Total realized gain (loss) on investments and capital gains distributions	2	29	11	—
Net unrealized appreciation (depreciation) of investments	7	64	52	7
Net increase (decrease) in net assets resulting from operations	9	87	61	7
Changes from principal transactions:				
Premiums	—	—	688	271
Death Benefits	—	(50)	—	(1)
Surrenders and withdrawals	(1)	(5)	(1)	(2)
Contract Charges	—	—	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	(1)	—	85	1
Increase (decrease) in net assets derived from principal transactions	(2)	(55)	772	269
Total increase (decrease) in net assets	7	32	833	276
Net assets at December 30, 2017	$ 38	$ 402	$ 900	$ 322

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Deutsche High Income VIP - Class B	Eaton Vance VT Floating-Rate Income Fund - Initial Class	Eaton Vance VT Large-Cap Value Fund - Initial Class	Federated High Income Bond Fund II - Service Shares
Net assets at January 1, 2016	$ 37	$ 1,455	$ 91	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	51	(1)	—
Total realized gain (loss) on investments and capital gains distributions	—	(6)	3	—
Net unrealized appreciation (depreciation) of investments	4	100	12	—
Net increase (decrease) in net assets resulting from operations	7	145	14	—
Changes from principal transactions:				
Premiums	29	957	99	—
Death Benefits	—	—	—	—
Surrenders and withdrawals	(5)	(125)	(6)	—
Contract Charges	—	—	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	6	129	(7)	—
Increase (decrease) in net assets derived from principal transactions	30	961	86	—
Total increase (decrease) in net assets	37	1,106	100	—
Net assets at December 31, 2016	74	2,561	191	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7	77	—	(1)
Total realized gain (loss) on investments and capital gains distributions	2	8	19	—
Net unrealized appreciation (depreciation) of investments	(1)	(7)	(14)	2
Net increase (decrease) in net assets resulting from operations	8	78	5	1
Changes from principal transactions:				
Premiums	69	1,921	18	219
Death Benefits	—	—	—	—
Surrenders and withdrawals	(2)	(149)	(17)	—
Contract Charges	—	—	—	—
Cost of insurance and administrative charges	—	(1)	—	—
Transfers between Divisions (including fixed account), net	(28)	(264)	(197)	(4)
Increase (decrease) in net assets derived from principal transactions	39	1,507	(196)	215
Total increase (decrease) in net assets	47	1,585	(191)	216
Net assets at December 30, 2017	$ 121	$ 4,146	$ —	$ 216

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Federated Kaufmann Fund II - Service Shares	Fidelity® VIP Strategic Income Portfolio - Service Class 2	Fidelity® VIP Disciplined Small Cap Portfolio - Service Class 2	Fidelity® VIP FundsManager 20% Portfolio - Service Class 2
Net assets at January 1, 2016	$ —	$ 486	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	40	—	1
Total realized gain (loss) on investments and capital gains distributions	—	2	—	—
Net unrealized appreciation (depreciation) of investments	—	14	4	—
Net increase (decrease) in net assets resulting from operations	—	56	4	1
Changes from principal transactions:				
Premiums	—	820	22	87
Death Benefits	—	(23)	—	—
Surrenders and withdrawals	—	(31)	—	—
Contract Charges	—	—	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	—	48	—	11
Increase (decrease) in net assets derived from principal transactions	—	814	22	98
Total increase (decrease) in net assets	—	870	26	99
Net assets at December 31, 2016	—	1,356	26	99
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	94	—	—
Total realized gain (loss) on investments and capital gains distributions	—	33	4	1
Net unrealized appreciation (depreciation) of investments	1	(12)	8	5
Net increase (decrease) in net assets resulting from operations	1	115	12	6
Changes from principal transactions:				
Premiums	6	1,628	179	1
Death Benefits	—	—	—	(2)
Surrenders and withdrawals	—	(81)	—	(1)
Contract Charges	—	—	—	—
Cost of insurance and administrative charges	—	(1)	—	—
Transfers between Divisions (including fixed account), net	4	685	83	20
Increase (decrease) in net assets derived from principal transactions	10	2,231	262	18
Total increase (decrease) in net assets	11	2,346	274	24
Net assets at December 30, 2017	$ 11	$ 3,702	$ 300	$ 123

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Fidelity® VIP FundsManager 60% Portfolio - Service Class 2	Fidelity® VIP FundsManager 85% Portfolio - Service Class 2	Franklin Small Cap Value VIP Fund - Class 2	Franklin Strategic Income VIP Fund - Class 2
Net assets at January 1, 2016	$ —	$ —	$ 8,883	$ 259
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	—	(25)	14
Total realized gain (loss) on investments and capital gains distributions	—	—	1,996	—
Net unrealized appreciation (depreciation) of investments	—	—	353	23
Net increase (decrease) in net assets resulting from operations	1	—	2,324	37
Changes from principal transactions:				
Premiums	65	15	39	505
Death Benefits	—	—	(195)	—
Surrenders and withdrawals	—	—	(702)	(32)
Contract Charges	—	—	(50)	—
Cost of insurance and administrative charges	—	—	(1)	—
Transfers between Divisions (including fixed account), net	—	—	(259)	226
Increase (decrease) in net assets derived from principal transactions	65	15	(1,168)	699
Total increase (decrease) in net assets	66	15	1,156	736
Net assets at December 31, 2016	66	15	10,039	995
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	—	(54)	33
Total realized gain (loss) on investments and capital gains distributions	5	1	1,341	10
Net unrealized appreciation (depreciation) of investments	5	3	(454)	6
Net increase (decrease) in net assets resulting from operations	13	4	833	49
Changes from principal transactions:				
Premiums	315	22	44	185
Death Benefits	—	—	(109)	—
Surrenders and withdrawals	(1)	—	(701)	(40)
Contract Charges	—	—	(47)	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	39	22	(603)	102
Increase (decrease) in net assets derived from principal transactions	353	44	(1,416)	247
Total increase (decrease) in net assets	366	48	(583)	296
Net assets at December 30, 2017	$ 432	$ 63	$ 9,456	$ 1,291

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Templeton Global Bond VIP Fund - Class 2	Ivy VIP Advantus Real Estate Securities - Class II	Ivy VIP Small Cap Core - Class II	Ivy VIP Asset Strategy
Net assets at January 1, 2016	$ 728	$ —	$ —	$ 280
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(8)	—	—	—
Total realized gain (loss) on investments and capital gains distributions	—	—	—	(3)
Net unrealized appreciation (depreciation) of investments	74	—	—	(5)
Net increase (decrease) in net assets resulting from operations	66	—	—	(8)
Changes from principal transactions:				
Premiums	1,044	—	—	133
Death Benefits	—	—	—	—
Surrenders and withdrawals	(86)	—	—	(14)
Contract Charges	—	—	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	136	—	—	86
Increase (decrease) in net assets derived from principal transactions	1,094	—	—	205
Total increase (decrease) in net assets	1,160	—	—	197
Net assets at December 31, 2016	1,888	—	—	477
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(19)	—	—	6
Total realized gain (loss) on investments and capital gains distributions	22	1	—	3
Net unrealized appreciation (depreciation) of investments	(9)	1	2	79
Net increase (decrease) in net assets resulting from operations	(6)	2	2	88
Changes from principal transactions:				
Premiums	2,131	171	89	36
Death Benefits	—	—	—	—
Surrenders and withdrawals	(224)	—	—	(34)
Contract Charges	—	—	—	—
Cost of insurance and administrative charges	(1)	—	—	—
Transfers between Divisions (including fixed account), net	182	11	31	10
Increase (decrease) in net assets derived from principal transactions	2,088	182	120	12
Total increase (decrease) in net assets	2,082	184	122	100
Net assets at December 30, 2017	$ 3,970	$ 184	$ 122	$ 577

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Ivy VIP Balanced	Ivy VIP Energy	Ivy VIP High Income	Ivy VIP International Core Equity
Net assets at January 1, 2016	$ —	$ 122	$ 231	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(1)	31	—
Total realized gain (loss) on investments and capital gains distributions	—	2	(3)	—
Net unrealized appreciation (depreciation) of investments	1	66	53	—
Net increase (decrease) in net assets resulting from operations	1	67	81	—
Changes from principal transactions:				
Premiums	66	191	474	18
Death Benefits	—	—	—	—
Surrenders and withdrawals	—	(8)	(26)	—
Contract Charges	—	—	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	—	13	177	—
Increase (decrease) in net assets derived from principal transactions	66	196	625	18
Total increase (decrease) in net assets	67	263	706	18
Net assets at December 31, 2016	67	385	937	18
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	—	64	—
Total realized gain (loss) on investments and capital gains distributions	8	31	18	1
Net unrealized appreciation (depreciation) of investments	21	(91)	(12)	1
Net increase (decrease) in net assets resulting from operations	30	(60)	70	2
Changes from principal transactions:				
Premiums	462	225	363	6
Death Benefits	—	—	—	—
Surrenders and withdrawals	(6)	(26)	(171)	(20)
Contract Charges	—	—	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	4	(63)	61	—
Increase (decrease) in net assets derived from principal transactions	460	136	253	(14)
Total increase (decrease) in net assets	490	76	323	(12)
Net assets at December 30, 2017	$ 557	$ 461	$ 1,260	$ 6

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Ivy VIP Mid Cap Growth	Ivy VIP Science and Technology	Ivy VIP Small Cap Growth	Janus Henderson Balanced Portfolio - Service Shares
Net assets at January 1, 2016	$ 304	$ 294	$ 19	$ 513
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(3)	—	14
Total realized gain (loss) on investments and capital gains distributions	20	15	5	17
Net unrealized appreciation (depreciation) of investments	6	36	2	20
Net increase (decrease) in net assets resulting from operations	24	48	7	51
Changes from principal transactions:				
Premiums	158	388	78	636
Death Benefits	—	—	—	—
Surrenders and withdrawals	(17)	(35)	(4)	(90)
Contract Charges	—	—	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	37	27	(5)	71
Increase (decrease) in net assets derived from principal transactions	178	380	69	617
Total increase (decrease) in net assets	202	428	76	668
Net assets at December 31, 2016	506	722	95	1,181
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(6)	(1)	16
Total realized gain (loss) on investments and capital gains distributions	23	106	4	14
Net unrealized appreciation (depreciation) of investments	109	140	33	281
Net increase (decrease) in net assets resulting from operations	129	240	36	311
Changes from principal transactions:				
Premiums	25	103	236	1,367
Death Benefits	(1)	—	—	—
Surrenders and withdrawals	(74)	(74)	(16)	(25)
Contract Charges	—	—	—	—
Cost of insurance and administrative charges	—	—	—	(1)
Transfers between Divisions (including fixed account), net	(4)	(57)	37	310
Increase (decrease) in net assets derived from principal transactions	(54)	(28)	257	1,651
Total increase (decrease) in net assets	75	212	293	1,962
Net assets at December 30, 2017	$ 581	$ 934	$ 388	$ 3,143

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Janus Henderson Enterprise Portfolio - Institutional Shares	Janus Henderson Flexible Bond Portfolio - Service Shares	ClearBridge Variable Aggressive Growth Portfolio II	ClearBridge Variable Mid Cap Portfolio - Class II
Net assets at January 1, 2016	$ —	$ 453	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	24	—	—
Total realized gain (loss) on investments and capital gains distributions	—	1	—	1
Net unrealized appreciation (depreciation) of investments	2	(35)	—	2
Net increase (decrease) in net assets resulting from operations	2	(10)	—	3
Changes from principal transactions:				
Premiums	182	1,071	—	27
Death Benefits	—	—	—	—
Surrenders and withdrawals	(19)	(47)	—	—
Contract Charges	—	—	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	23	119	—	—
Increase (decrease) in net assets derived from principal transactions	186	1,143	—	27
Total increase (decrease) in net assets	188	1,133	—	30
Net assets at December 31, 2016	188	1,586	—	30
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	31	—	(1)
Total realized gain (loss) on investments and capital gains distributions	41	—	4	10
Net unrealized appreciation (depreciation) of investments	91	17	(1)	(3)
Net increase (decrease) in net assets resulting from operations	130	48	3	6
Changes from principal transactions:				
Premiums	906	447	45	62
Death Benefits	—	(16)	—	—
Surrenders and withdrawals	(25)	(202)	—	—
Contract Charges	—	—	—	—
Cost of insurance and administrative charges	—	(1)	—	—
Transfers between Divisions (including fixed account), net	387	(286)	16	19
Increase (decrease) in net assets derived from principal transactions	1,268	(58)	61	81
Total increase (decrease) in net assets	1,398	(10)	64	87
Net assets at December 30, 2017	$ 1,586	$ 1,576	$ 64	$ 117

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Western Asset Core Plus VIT Portfolio - Class I	MFS VIT II Strategic Income Portfolio - Service Class	MFS VIT Research Series Portfolio - Service Class	MFS VIT International Value Portfolio - Service Class
Net assets at January 1, 2016	$ 59	$ —	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	—	—	1	—
Net unrealized appreciation (depreciation) of investments	1	—	—	—
Net increase (decrease) in net assets resulting from operations	1	—	1	—
Changes from principal transactions:				
Premiums	—	—	35	—
Death Benefits	(24)	—	—	—
Surrenders and withdrawals	—	—	(2)	—
Contract Charges	—	—	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	—	—	8	—
Increase (decrease) in net assets derived from principal transactions	(24)	—	41	—
Total increase (decrease) in net assets	(23)	—	42	—
Net assets at December 31, 2016	36	—	42	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	4	1	(1)
Total realized gain (loss) on investments and capital gains distributions	—	—	23	—
Net unrealized appreciation (depreciation) of investments	1	(3)	18	11
Net increase (decrease) in net assets resulting from operations	2	1	42	10
Changes from principal transactions:				
Premiums	—	209	250	312
Death Benefits	—	—	—	—
Surrenders and withdrawals	—	(1)	(2)	—
Contract Charges	—	—	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	(1)	70	15	39
Increase (decrease) in net assets derived from principal transactions	(1)	278	263	351
Total increase (decrease) in net assets	1	279	305	361
Net assets at December 30, 2017	$ 37	$ 279	$ 347	$ 361

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	MFS VIT Value Series - Service Class	MFS VIT III Global Real Estate Portfolio - Service Class	Oppenheimer Total Return Bond Fund/VA - Service Shares	Oppenheimer Main Street Fund®/VA
Net assets at January 1, 2016	$ —	$ —	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	—	—	—	—
Net unrealized appreciation (depreciation) of investments	—	—	—	—
Net increase (decrease) in net assets resulting from operations	—	—	—	—
Changes from principal transactions:				
Premiums	—	—	—	—
Death Benefits	—	—	—	—
Surrenders and withdrawals	—	—	—	—
Contract Charges	—	—	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	—	—	—	—
Increase (decrease) in net assets derived from principal transactions	—	—	—	—
Total increase (decrease) in net assets	—	—	—	—
Net assets at December 31, 2016	—	—	—	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	1	(1)
Total realized gain (loss) on investments and capital gains distributions	1	2	—	—
Net unrealized appreciation (depreciation) of investments	6	21	1	11
Net increase (decrease) in net assets resulting from operations	7	23	2	10
Changes from principal transactions:				
Premiums	201	416	206	457
Death Benefits	—	—	—	—
Surrenders and withdrawals	—	—	(3)	(2)
Contract Charges	—	—	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	30	142	2	5
Increase (decrease) in net assets derived from principal transactions	231	558	205	460
Total increase (decrease) in net assets	238	581	207	470
Net assets at December 30, 2017	$ 238	$ 581	$ 207	$ 470

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Oppenheimer Main Street Small Cap Fund®/VA - Service Shares	Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer International Growth Fund/VA - Service Shares	PIMCO All Asset Portfolio - Administrative Class
Net assets at January 1, 2016	$ 1,971	$ —	$ 228	$ 1
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(13)	—	2	1
Total realized gain (loss) on investments and capital gains distributions	177	—	14	—
Net unrealized appreciation (depreciation) of investments	117	(1)	(30)	2
Net increase (decrease) in net assets resulting from operations	281	(1)	(14)	3
Changes from principal transactions:				
Premiums	13	29	462	79
Death Benefits	(44)	—	—	—
Surrenders and withdrawals	(135)	—	(6)	—
Contract Charges	(10)	—	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	(193)	—	82	—
Increase (decrease) in net assets derived from principal transactions	(369)	29	538	79
Total increase (decrease) in net assets	(88)	28	524	82
Net assets at December 31, 2016	1,883	28	752	83
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(7)	(1)	5	6
Total realized gain (loss) on investments and capital gains distributions	153	5	15	2
Net unrealized appreciation (depreciation) of investments	65	8	224	6
Net increase (decrease) in net assets resulting from operations	211	12	244	14
Changes from principal transactions:				
Premiums	6	208	387	9
Death Benefits	(47)	—	(1)	—
Surrenders and withdrawals	(248)	(3)	(18)	—
Contract Charges	(10)	—	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	(118)	22	98	92
Increase (decrease) in net assets derived from principal transactions	(417)	227	466	101
Total increase (decrease) in net assets	(206)	239	710	115
Net assets at December 30, 2017	$ 1,677	$ 267	$ 1,462	$ 198

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	PIMCO Low Duration Portfolio - Administrative Class	PIMCO Real Return Portfolio - Administrative Class	PIMCO Short-Term Portfolio - Administrative Class	PIMCO Total Return Portfolio - Administrative Class
Net assets at January 1, 2016	$ 410	$ 5,189	$ 1,089	$ 2,442
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	62	11	36
Total realized gain (loss) on investments and capital gains distributions	(3)	(113)	7	(39)
Net unrealized appreciation (depreciation) of investments	2	257	(2)	39
Net increase (decrease) in net assets resulting from operations	5	206	16	36
Changes from principal transactions:				
Premiums	447	8	2,541	1,914
Death Benefits	(32)	(117)	—	—
Surrenders and withdrawals	(15)	(447)	(1)	(105)
Contract Charges	—	(19)	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	120	237	(1,137)	(1,416)
Increase (decrease) in net assets derived from principal transactions	520	(338)	1,403	393
Total increase (decrease) in net assets	525	(132)	1,419	429
Net assets at December 31, 2016	935	5,057	2,508	2,871
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7	65	25	44
Total realized gain (loss) on investments and capital gains distributions	(3)	(149)	6	(3)
Net unrealized appreciation (depreciation) of investments	1	208	12	75
Net increase (decrease) in net assets resulting from operations	5	124	43	116
Changes from principal transactions:				
Premiums	875	2	2,158	5,292
Death Benefits	—	(166)	—	—
Surrenders and withdrawals	(66)	(395)	(230)	(553)
Contract Charges	—	(18)	—	—
Cost of insurance and administrative charges	—	—	(1)	(1)
Transfers between Divisions (including fixed account), net	(86)	(16)	(1,757)	(1,069)
Increase (decrease) in net assets derived from principal transactions	723	(593)	170	3,669
Total increase (decrease) in net assets	728	(469)	213	3,785
Net assets at December 30, 2017	$ 1,663	$ 4,588	$ 2,721	$ 6,656

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	ProFund VP Bull	ProFund VP Europe 30	ProFund VP Rising Rates Opportunity	Putnam VT American Government Income Fund - Class 1B
Net assets at January 1, 2016	$ 9,068	$ 3,423	$ 2,943	$ 121
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(155)	37	(44)	1
Total realized gain (loss) on investments and capital gains distributions	563	(94)	(1,269)	(1)
Net unrealized appreciation (depreciation) of investments	213	233	1,115	(7)
Net increase (decrease) in net assets resulting from operations	621	176	(198)	(7)
Changes from principal transactions:				
Premiums	1	—	(1)	556
Death Benefits	(158)	(98)	(36)	—
Surrenders and withdrawals	(1,031)	(324)	(342)	(21)
Contract Charges	(66)	(27)	(18)	—
Cost of insurance and administrative charges	(4)	(1)	(1)	—
Transfers between Divisions (including fixed account), net	(92)	(48)	174	70
Increase (decrease) in net assets derived from principal transactions	(1,350)	(498)	(224)	605
Total increase (decrease) in net assets	(729)	(322)	(422)	598
Net assets at December 31, 2016	8,339	3,101	2,521	719
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(152)	(3)	(38)	11
Total realized gain (loss) on investments and capital gains distributions	880	35	(1,047)	(2)
Net unrealized appreciation (depreciation) of investments	605	470	780	—
Net increase (decrease) in net assets resulting from operations	1,333	502	(305)	9
Changes from principal transactions:				
Premiums	231	266	117	393
Death Benefits	(189)	(48)	(37)	—
Surrenders and withdrawals	(1,706)	(1,309)	(627)	(59)
Contract Charges	(58)	(25)	(15)	—
Cost of insurance and administrative charges	(4)	(1)	(1)	—
Transfers between Divisions (including fixed account), net	(73)	(91)	65	(115)
Increase (decrease) in net assets derived from principal transactions	(1,799)	(1,208)	(498)	219
Total increase (decrease) in net assets	(466)	(706)	(803)	228
Net assets at December 30, 2017	$ 7,873	$ 2,395	$ 1,718	$ 947

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Putnam VT Income Fund - Class 1B	Putnam VT International Equity Fund - Class 1B	Putnam VT International Value Fund - Class 1B	Putnam VT Investors Fund - Class 1B
Net assets at January 1, 2016	$ 323	$ —	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16	—	—	—
Total realized gain (loss) on investments and capital gains distributions	(1)	—	—	3
Net unrealized appreciation (depreciation) of investments	(11)	—	—	4
Net increase (decrease) in net assets resulting from operations	4	—	—	7
Changes from principal transactions:				
Premiums	362	4	8	68
Death Benefits	—	—	—	—
Surrenders and withdrawals	(16)	—	—	—
Contract Charges	—	—	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	178	—	—	25
Increase (decrease) in net assets derived from principal transactions	524	4	8	93
Total increase (decrease) in net assets	528	4	8	100
Net assets at December 31, 2016	851	4	8	100
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	33	—	—	1
Total realized gain (loss) on investments and capital gains distributions	(11)	—	—	10
Net unrealized appreciation (depreciation) of investments	20	4	1	21
Net increase (decrease) in net assets resulting from operations	42	4	1	32
Changes from principal transactions:				
Premiums	229	2	2	40
Death Benefits	—	—	(1)	—
Surrenders and withdrawals	(241)	(1)	—	(2)
Contract Charges	—	—	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	23	32	(1)	26
Increase (decrease) in net assets derived from principal transactions	11	33	—	64
Total increase (decrease) in net assets	53	37	1	96
Net assets at December 30, 2017	$ 904	$ 41	$ 9	$ 196

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Putnam VT Small Cap Value Fund - Class 1B	T. Rowe Price Blue Chip Growth Portfolio - II	T. Rowe Price Health Sciences Portfolio - II	MFS VIT Utilities Series Portfolio - Service Class
Net assets at January 1, 2016	$ 78	$ 558	$ 1,118	$ 45
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(9)	(10)	6
Total realized gain (loss) on investments and capital gains distributions	8	5	(53)	8
Net unrealized appreciation (depreciation) of investments	18	117	(69)	(6)
Net increase (decrease) in net assets resulting from operations	26	113	(132)	8
Changes from principal transactions:				
Premiums	42	1,515	1,202	178
Death Benefits	—	(23)	—	—
Surrenders and withdrawals	—	(87)	(118)	(6)
Contract Charges	—	—	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	(11)	56	(13)	5
Increase (decrease) in net assets derived from principal transactions	31	1,461	1,071	177
Total increase (decrease) in net assets	57	1,574	939	185
Net assets at December 31, 2016	135	2,132	2,057	230
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(20)	(21)	16
Total realized gain (loss) on investments and capital gains distributions	10	101	143	6
Net unrealized appreciation (depreciation) of investments	2	788	505	16
Net increase (decrease) in net assets resulting from operations	12	869	627	38
Changes from principal transactions:				
Premiums	33	1,203	1,809	805
Death Benefits	—	(30)	(22)	—
Surrenders and withdrawals	(11)	(126)	(176)	(19)
Contract Charges	—	—	—	—
Cost of insurance and administrative charges	—	(1)	(1)	—
Transfers between Divisions (including fixed account), net	31	592	117	20
Increase (decrease) in net assets derived from principal transactions	53	1,638	1,727	806
Total increase (decrease) in net assets	65	2,507	2,354	844
Net assets at December 30, 2017	$ 200	$ 4,639	$ 4,411	$ 1,074

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Balanced Portfolio - Class S	Voya Intermediate Bond Portfolio - Class A	Voya Intermediate Bond Portfolio - Class S	Voya Global Perspectives® Portfolio - Class A
Net assets at January 1, 2016	$ 3,484	$ 861	$ 2,974,758	$ 152,601
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	13	31	11,591	1,164
Total realized gain (loss) on investments and capital gains distributions	68	22	28,925	(1,079)
Net unrealized appreciation (depreciation) of investments	124	(43)	36,805	6,828
Net increase (decrease) in net assets resulting from operations	205	10	77,321	6,913
Changes from principal transactions:				
Premiums	4	2,317	12,277	1,045
Death Benefits	(89)	(23)	(42,265)	(1,037)
Surrenders and withdrawals	(324)	(16)	(311,657)	(18,702)
Contract Charges	(7)	—	(24,608)	(1,482)
Cost of insurance and administrative charges	—	—	(511)	(24)
Transfers between Divisions (including fixed account), net	(18)	6	20,973	(1,504)
Increase (decrease) in net assets derived from principal transactions	(434)	2,284	(345,791)	(21,704)
Total increase (decrease) in net assets	(229)	2,294	(268,470)	(14,791)
Net assets at December 31, 2016	3,255	3,155	2,706,288	137,810
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	40	73	36,577	1,085
Total realized gain (loss) on investments and capital gains distributions	440	(15)	892	1,058
Net unrealized appreciation (depreciation) of investments	(82)	55	40,617	13,354
Net increase (decrease) in net assets resulting from operations	398	113	78,086	15,497
Changes from principal transactions:				
Premiums	287	2,415	56,712	4,409
Death Benefits	(3)	—	(41,294)	(1,578)
Surrenders and withdrawals	(837)	(254)	(440,840)	(26,275)
Contract Charges	(7)	—	(20,658)	(1,225)
Cost of insurance and administrative charges	—	(1)	(425)	(22)
Transfers between Divisions (including fixed account), net	(39)	(1,379)	83,409	(7,530)
Increase (decrease) in net assets derived from principal transactions	(599)	781	(363,096)	(32,221)
Total increase (decrease) in net assets	(201)	894	(285,010)	(16,724)
Net assets at December 30, 2017	$ 3,054	$ 4,049	$ 2,421,278	$ 121,086

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Government Liquid Assets Portfolio - Service Class	Voya Government Liquid Assets Portfolio - Service 2 Class	Voya High Yield Portfolio - Adviser Class	Voya High Yield Portfolio - Service Class
Net assets at January 1, 2016	$ 503,179	$ 9,975	$ 24	$ 358,773
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(8,118)	(168)	11	17,698
Total realized gain (loss) on investments and capital gains distributions	431	10	—	(2,342)
Net unrealized appreciation (depreciation) of investments	—	—	11	27,547
Net increase (decrease) in net assets resulting from operations	(7,687)	(158)	22	42,903
Changes from principal transactions:				
Premiums	8,009	6,253	266	1,108
Death Benefits	(14,285)	(113)	—	(7,762)
Surrenders and withdrawals	(161,607)	(6,901)	(3)	(46,585)
Contract Charges	(3,354)	(67)	—	(2,366)
Cost of insurance and administrative charges	(179)	(3)	—	(78)
Transfers between Divisions (including fixed account), net	122,892	1,130	86	20,195
Increase (decrease) in net assets derived from principal transactions	(48,524)	299	349	(35,488)
Total increase (decrease) in net assets	(56,211)	141	371	7,415
Net assets at December 31, 2016	446,968	10,116	395	366,188
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5,005)	(111)	32	16,863
Total realized gain (loss) on investments and capital gains distributions	83	2	11	(2,703)
Net unrealized appreciation (depreciation) of investments	—	—	(17)	559
Net increase (decrease) in net assets resulting from operations	(4,922)	(109)	26	14,719
Changes from principal transactions:				
Premiums	26,258	8,443	421	11,557
Death Benefits	(13,581)	(167)	—	(8,278)
Surrenders and withdrawals	(224,388)	(6,407)	(48)	(78,930)
Contract Charges	(2,623)	(47)	—	(2,087)
Cost of insurance and administrative charges	(153)	(3)	—	(70)
Transfers between Divisions (including fixed account), net	108,763	(530)	102	524
Increase (decrease) in net assets derived from principal transactions	(105,724)	1,289	475	(77,284)
Total increase (decrease) in net assets	(110,646)	1,180	501	(62,565)
Net assets at December 30, 2017	$ 336,322	$ 11,296	$ 896	$ 303,623

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Large Cap Growth Portfolio - Adviser Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Growth Portfolio - Service Class	Voya Large Cap Growth Portfolio - Service 2 Class
Net assets at January 1, 2016	$ 1,851,133	$ 79	$ 1,592,102	$ 16,548
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(29,761)	(1)	(20,688)	(261)
Total realized gain (loss) on investments and capital gains distributions	295,359	10	205,276	1,880
Net unrealized appreciation (depreciation) of investments	(243,080)	(7)	(160,751)	(1,396)
Net increase (decrease) in net assets resulting from operations	22,518	2	23,837	223
Changes from principal transactions:				
Premiums	6,935	(1)	276	(2)
Death Benefits	(25,860)	—	(23,318)	(360)
Surrenders and withdrawals	(192,915)	(1)	(157,096)	(1,641)
Contract Charges	(13,742)	—	(10,425)	(140)
Cost of insurance and administrative charges	(307)	—	(333)	(3)
Transfers between Divisions (including fixed account), net	(32,599)	1	(52,110)	(172)
Increase (decrease) in net assets derived from principal transactions	(258,488)	(1)	(243,006)	(2,318)
Total increase (decrease) in net assets	(235,970)	1	(219,169)	(2,095)
Net assets at December 31, 2016	1,615,163	80	1,372,933	14,453
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(27,391)	—	(18,200)	(235)
Total realized gain (loss) on investments and capital gains distributions	235,374	6	109,570	1,179
Net unrealized appreciation (depreciation) of investments	181,514	16	243,424	2,613
Net increase (decrease) in net assets resulting from operations	389,497	22	334,794	3,557
Changes from principal transactions:				
Premiums	49,258	(2)	32,640	470
Death Benefits	(27,088)	—	(23,923)	(172)
Surrenders and withdrawals	(377,147)	—	(310,395)	(3,488)
Contract Charges	(12,227)	—	(9,166)	(128)
Cost of insurance and administrative charges	(281)	—	(301)	(3)
Transfers between Divisions (including fixed account), net	(43,780)	—	(47,813)	(185)
Increase (decrease) in net assets derived from principal transactions	(411,265)	(2)	(358,958)	(3,506)
Total increase (decrease) in net assets	(21,768)	20	(24,164)	51
Net assets at December 30, 2017	$ 1,593,395	$ 100	$ 1,348,769	$ 14,504

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Adviser Class	Voya Large Cap Value Portfolio - Service Class	Voya Limited Maturity Bond Portfolio - Service Class	Voya Multi-Manager Large Cap Core Portfolio - Service Class
Net assets at January 1, 2016	$ 101	$ 945,068	$ 34,939	$ 59,262
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	3,419	(130)	87
Total realized gain (loss) on investments and capital gains distributions	4	35,264	122	4,956
Net unrealized appreciation (depreciation) of investments	18	56,722	(95)	(1,577)
Net increase (decrease) in net assets resulting from operations	26	95,405	(103)	3,466
Changes from principal transactions:				
Premiums	180	3,602	1	272
Death Benefits	—	(15,606)	(1,230)	(1,074)
Surrenders and withdrawals	(10)	(107,194)	(3,147)	(6,584)
Contract Charges	—	(6,696)	(48)	(439)
Cost of insurance and administrative charges	—	(212)	(15)	(11)
Transfers between Divisions (including fixed account), net	1	(29,976)	(280)	374
Increase (decrease) in net assets derived from principal transactions	171	(156,082)	(4,719)	(7,462)
Total increase (decrease) in net assets	197	(60,677)	(4,822)	(3,996)
Net assets at December 31, 2016	298	884,391	30,117	55,266
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	2,428	20	(547)
Total realized gain (loss) on investments and capital gains distributions	2	12,149	(314)	5,373
Net unrealized appreciation (depreciation) of investments	38	73,570	184	5,025
Net increase (decrease) in net assets resulting from operations	45	88,147	(110)	9,851
Changes from principal transactions:				
Premiums	82	26,554	102	1,381
Death Benefits	—	(15,459)	(1,863)	(398)
Surrenders and withdrawals	(6)	(194,787)	(2,982)	(12,375)
Contract Charges	—	(5,736)	(35)	(399)
Cost of insurance and administrative charges	—	(196)	(12)	(10)
Transfers between Divisions (including fixed account), net	28	(24,126)	(106)	(1,453)
Increase (decrease) in net assets derived from principal transactions	104	(213,750)	(4,896)	(13,254)
Total increase (decrease) in net assets	149	(125,603)	(5,006)	(3,403)
Net assets at December 30, 2017	$ 447	$ 758,788	$ 25,111	$ 51,863

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Retirement Conservative Portfolio - Adviser Class	Voya Retirement Growth Portfolio - Adviser Class	Voya Retirement Moderate Growth Portfolio - Adviser Class	Voya Retirement Moderate Portfolio - Adviser Class
Net assets at January 1, 2016	$ 392,007	$ 3,468,340	$ 2,378,233	$ 1,263,660
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(880)	15,064	9,286	2,676
Total realized gain (loss) on investments and capital gains distributions	9,487	327,260	278,882	87,174
Net unrealized appreciation (depreciation) of investments	3,176	(170,856)	(180,720)	(42,454)
Net increase (decrease) in net assets resulting from operations	11,783	171,468	107,448	47,396
Changes from principal transactions:				
Premiums	2,807	13,666	13,895	7,047
Death Benefits	(7,601)	(45,056)	(43,330)	(27,366)
Surrenders and withdrawals	(52,233)	(367,581)	(250,894)	(140,166)
Contract Charges	(3,697)	(32,337)	(19,130)	(10,135)
Cost of insurance and administrative charges	(77)	(889)	(490)	(260)
Transfers between Divisions (including fixed account), net	66,102	(60,090)	(42,993)	586
Increase (decrease) in net assets derived from principal transactions	5,301	(492,287)	(342,942)	(170,294)
Total increase (decrease) in net assets	17,084	(320,819)	(235,494)	(122,898)
Net assets at December 31, 2016	409,091	3,147,521	2,142,739	1,140,762
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,336)	(283)	168	(1,176)
Total realized gain (loss) on investments and capital gains distributions	5,938	444,877	254,962	95,764
Net unrealized appreciation (depreciation) of investments	17,456	(27,016)	(8,977)	9,336
Net increase (decrease) in net assets resulting from operations	22,058	417,578	246,153	103,924
Changes from principal transactions:				
Premiums	14,731	153,055	70,647	30,370
Death Benefits	(8,089)	(42,039)	(49,585)	(25,219)
Surrenders and withdrawals	(83,474)	(737,024)	(408,106)	(191,115)
Contract Charges	(3,358)	(28,441)	(16,731)	(8,881)
Cost of insurance and administrative charges	(70)	(817)	(443)	(234)
Transfers between Divisions (including fixed account), net	6,588	(24,470)	(10,907)	(4,094)
Increase (decrease) in net assets derived from principal transactions	(73,672)	(679,736)	(415,125)	(199,173)
Total increase (decrease) in net assets	(51,614)	(262,158)	(168,972)	(95,249)
Net assets at December 30, 2017	$ 357,477	$ 2,885,363	$ 1,973,767	$ 1,045,513

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	VY® BlackRock Inflation Protected Bond Portfolio - Service Class	VY® Clarion Global Real Estate Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Service Class
Net assets at January 1, 2016	$ 215	$ 195,137	$ 145	$ 96,023
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(3,284)	1	(542)
Total realized gain (loss) on investments and capital gains distributions	3	(7,772)	2	6,732
Net unrealized appreciation (depreciation) of investments	2	14,631	(21)	(6,841)
Net increase (decrease) in net assets resulting from operations	3	3,575	(18)	(651)
Changes from principal transactions:				
Premiums	297	695	468	43
Death Benefits	(22)	(4,098)	—	(932)
Surrenders and withdrawals	(11)	(24,204)	(5)	(9,015)
Contract Charges	—	(1,666)	—	(757)
Cost of insurance and administrative charges	—	(34)	—	(16)
Transfers between Divisions (including fixed account), net	22	14,740	26	(3,080)
Increase (decrease) in net assets derived from principal transactions	286	(14,567)	489	(13,757)
Total increase (decrease) in net assets	289	(10,992)	471	(14,408)
Net assets at December 31, 2016	504	184,145	616	81,615
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(830)	13	1,410
Total realized gain (loss) on investments and capital gains distributions	2	(5,584)	8	9,676
Net unrealized appreciation (depreciation) of investments	7	7,625	23	(4,812)
Net increase (decrease) in net assets resulting from operations	9	1,211	44	6,274
Changes from principal transactions:				
Premiums	169	5,059	38	2,504
Death Benefits	—	(2,309)	—	(841)
Surrenders and withdrawals	(44)	(32,536)	(23)	(16,782)
Contract Charges	—	(1,414)	—	(606)
Cost of insurance and administrative charges	—	(29)	—	(13)
Transfers between Divisions (including fixed account), net	87	444	(308)	(93)
Increase (decrease) in net assets derived from principal transactions	212	(30,785)	(293)	(15,831)
Total increase (decrease) in net assets	221	(29,574)	(249)	(9,557)
Net assets at December 30, 2017	$ 725	$ 154,571	$ 367	$ 72,058

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® Clarion Global Real Estate Portfolio - Service 2 Class	VY® Clarion Real Estate Portfolio - Adviser Class	VY® Clarion Real Estate Portfolio - Service Class	VY® Clarion Real Estate Portfolio - Service 2 Class
Net assets at January 1, 2016	$ 1,206	$ 83	$ 214,739	$ 17,040
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(11)	3	(429)	(68)
Total realized gain (loss) on investments and capital gains distributions	122	10	18,355	1,418
Net unrealized appreciation (depreciation) of investments	(126)	(8)	(12,693)	(997)
Net increase (decrease) in net assets resulting from operations	(15)	5	5,233	353
Changes from principal transactions:				
Premiums	1	522	62	(3)
Death Benefits	(5)	—	(3,664)	(443)
Surrenders and withdrawals	(185)	(10)	(28,018)	(2,109)
Contract Charges	(13)	—	(1,297)	(155)
Cost of insurance and administrative charges	—	—	(69)	(4)
Transfers between Divisions (including fixed account), net	(10)	(11)	(4,142)	(95)
Increase (decrease) in net assets derived from principal transactions	(212)	501	(37,128)	(2,809)
Total increase (decrease) in net assets	(227)	506	(31,895)	(2,456)
Net assets at December 31, 2016	979	589	182,844	14,584
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	14	10	547	17
Total realized gain (loss) on investments and capital gains distributions	91	7	28,203	1,772
Net unrealized appreciation (depreciation) of investments	(29)	11	(23,566)	(1,374)
Net increase (decrease) in net assets resulting from operations	76	28	5,184	415
Changes from principal transactions:				
Premiums	41	130	5,630	428
Death Benefits	(3)	—	(4,168)	(99)
Surrenders and withdrawals	(204)	(22)	(49,469)	(3,542)
Contract Charges	(10)	—	(978)	(124)
Cost of insurance and administrative charges	—	—	(58)	(3)
Transfers between Divisions (including fixed account), net	23	6	(756)	249
Increase (decrease) in net assets derived from principal transactions	(153)	114	(49,799)	(3,091)
Total increase (decrease) in net assets	(77)	142	(44,615)	(2,676)
Net assets at December 30, 2017	$ 902	$ 731	$ 138,229	$ 11,908

The accompanying notes are an integral part of these financial statements.

120

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® FMR® Diversified Mid Cap Portfolio - Adviser Class	VY® FMR® Diversified Mid Cap Portfolio - Service Class	VY® FMR® Diversified Mid Cap Portfolio - Service 2 Class	VY® Franklin Income Portfolio - Adviser Class
Net assets at January 1, 2016	$ 43	$ 522,656	$ 26,350	$ 265
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(5,873)	(349)	20
Total realized gain (loss) on investments and capital gains distributions	13	43,414	2,225	2
Net unrealized appreciation (depreciation) of investments	11	7,638	348	30
Net increase (decrease) in net assets resulting from operations	23	45,179	2,224	52
Changes from principal transactions:				
Premiums	159	1,839	8	185
Death Benefits	(11)	(10,022)	(373)	—
Surrenders and withdrawals	(4)	(53,750)	(3,797)	(25)
Contract Charges	—	(3,093)	(226)	—
Cost of insurance and administrative charges	—	(134)	(5)	—
Transfers between Divisions (including fixed account), net	8	(15,387)	(384)	(6)
Increase (decrease) in net assets derived from principal transactions	152	(80,547)	(4,777)	154
Total increase (decrease) in net assets	175	(35,368)	(2,553)	206
Net assets at December 31, 2016	218	487,288	23,797	471
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(2,896)	(164)	30
Total realized gain (loss) on investments and capital gains distributions	31	71,666	2,810	20
Net unrealized appreciation (depreciation) of investments	(9)	(24,220)	(506)	38
Net increase (decrease) in net assets resulting from operations	21	44,550	2,140	88
Changes from principal transactions:				
Premiums	28	6,122	276	1,004
Death Benefits	—	(6,511)	(42)	—
Surrenders and withdrawals	(3)	(42,476)	(2,449)	(100)
Contract Charges	—	(1,525)	(107)	—
Cost of insurance and administrative charges	—	(71)	(2)	—
Transfers between Divisions (including fixed account), net	(264)	(487,377)	(23,613)	649
Increase (decrease) in net assets derived from principal transactions	(239)	(531,838)	(25,937)	1,553
Total increase (decrease) in net assets	(218)	(487,288)	(23,797)	1,641
Net assets at December 30, 2017	$ —	$ —	$ —	$ 2,112

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® Franklin Income Portfolio - Service Class	VY® Franklin Income Portfolio - Service 2 Class	VY® Invesco Growth and Income Portfolio - Adviser Class	VY® Invesco Growth and Income Portfolio - Service Class
Net assets at January 1, 2016	$ 391,639	$ 7,767	$ 136	$ 357,745
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	18,060	356	3	1,838
Total realized gain (loss) on investments and capital gains distributions	11,183	75	25	48,151
Net unrealized appreciation (depreciation) of investments	19,146	536	29	7,646
Net increase (decrease) in net assets resulting from operations	48,389	967	57	57,635
Changes from principal transactions:				
Premiums	1,553	—	162	1,186
Death Benefits	(6,722)	(173)	—	(12,986)
Surrenders and withdrawals	(47,805)	(1,103)	(8)	(37,882)
Contract Charges	(2,806)	(78)	—	(1,641)
Cost of insurance and administrative charges	(73)	(1)	—	(87)
Transfers between Divisions (including fixed account), net	4,093	324	1	30,660
Increase (decrease) in net assets derived from principal transactions	(51,760)	(1,031)	155	(20,750)
Total increase (decrease) in net assets	(3,371)	(64)	212	36,885
Net assets at December 31, 2016	388,268	7,703	348	394,630
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	9,538	175	11	939
Total realized gain (loss) on investments and capital gains distributions	12,775	321	53	58,119
Net unrealized appreciation (depreciation) of investments	7,395	47	36	(17,526)
Net increase (decrease) in net assets resulting from operations	29,708	543	100	41,532
Changes from principal transactions:				
Premiums	12,694	456	390	9,126
Death Benefits	(6,881)	(209)	—	(10,554)
Surrenders and withdrawals	(83,391)	(2,697)	(27)	(72,010)
Contract Charges	(2,487)	(66)	—	(1,711)
Cost of insurance and administrative charges	(68)	(1)	—	(92)
Transfers between Divisions (including fixed account), net	2,073	(341)	344	(5,272)
Increase (decrease) in net assets derived from principal transactions	(78,060)	(2,858)	707	(80,513)
Total increase (decrease) in net assets	(48,352)	(2,315)	807	(38,981)
Net assets at December 30, 2017	$ 339,916	$ 5,388	$ 1,155	$ 355,649

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® Invesco Growth and Income Portfolio - Service 2 Class	VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service 2 Class
Net assets at January 1, 2016	$ 37,776	$ 57	$ 311,161	$ 13,503
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	116	—	(1,787)	(109)
Total realized gain (loss) on investments and capital gains distributions	3,188	—	(7,423)	(1,511)
Net unrealized appreciation (depreciation) of investments	2,725	13	42,288	3,030
Net increase (decrease) in net assets resulting from operations	6,029	13	33,078	1,410
Changes from principal transactions:				
Premiums	52	145	1,045	(3)
Death Benefits	(376)	—	(3,764)	(154)
Surrenders and withdrawals	(5,683)	—	(34,835)	(2,013)
Contract Charges	(308)	—	(2,776)	(134)
Cost of insurance and administrative charges	(6)	—	(68)	(3)
Transfers between Divisions (including fixed account), net	(203)	74	1,463	(414)
Increase (decrease) in net assets derived from principal transactions	(6,524)	219	(38,935)	(2,721)
Total increase (decrease) in net assets	(495)	232	(5,857)	(1,311)
Net assets at December 31, 2016	37,281	289	305,304	12,192
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	(5)	(4,486)	(196)
Total realized gain (loss) on investments and capital gains distributions	4,145	14	(7,739)	739
Net unrealized appreciation (depreciation) of investments	(394)	270	129,117	3,787
Net increase (decrease) in net assets resulting from operations	3,756	279	116,892	4,330
Changes from principal transactions:				
Premiums	901	859	15,043	597
Death Benefits	(899)	—	(4,506)	(114)
Surrenders and withdrawals	(9,003)	(7)	(85,394)	(4,474)
Contract Charges	(273)	—	(2,802)	(119)
Cost of insurance and administrative charges	(6)	—	(68)	(2)
Transfers between Divisions (including fixed account), net	(120)	449	21,899	(327)
Increase (decrease) in net assets derived from principal transactions	(9,400)	1,301	(55,828)	(4,439)
Total increase (decrease) in net assets	(5,644)	1,580	61,064	(109)
Net assets at December 30, 2017	$ 31,637	$ 1,869	$ 366,368	$ 12,083

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	VY® Morgan Stanley Global Franchise Portfolio - Adviser Class
Net assets at January 1, 2016	$ 168	$ 262,680	$ 28,391	$ 105
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(3,155)	(411)	3
Total realized gain (loss) on investments and capital gains distributions	27	35,083	3,639	54
Net unrealized appreciation (depreciation) of investments	43	12,923	1,636	(49)
Net increase (decrease) in net assets resulting from operations	69	44,851	4,864	8
Changes from principal transactions:				
Premiums	225	916	(4)	513
Death Benefits	—	(3,259)	(448)	—
Surrenders and withdrawals	(22)	(32,563)	(4,023)	(33)
Contract Charges	—	(2,154)	(259)	—
Cost of insurance and administrative charges	—	(41)	(6)	—
Transfers between Divisions (including fixed account), net	(11)	1,043	(341)	418
Increase (decrease) in net assets derived from principal transactions	192	(36,058)	(5,081)	898
Total increase (decrease) in net assets	261	8,793	(217)	906
Net assets at December 31, 2016	429	271,473	28,174	1,011
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	(3,306)	(404)	4
Total realized gain (loss) on investments and capital gains distributions	43	33,557	3,901	92
Net unrealized appreciation (depreciation) of investments	60	1,909	(205)	203
Net increase (decrease) in net assets resulting from operations	99	32,160	3,292	299
Changes from principal transactions:				
Premiums	465	9,783	732	771
Death Benefits	—	(3,410)	(292)	—
Surrenders and withdrawals	(20)	(67,529)	(7,026)	(40)
Contract Charges	—	(2,007)	(236)	—
Cost of insurance and administrative charges	—	(41)	(5)	—
Transfers between Divisions (including fixed account), net	161	(6,175)	(570)	(160)
Increase (decrease) in net assets derived from principal transactions	606	(69,379)	(7,397)	571
Total increase (decrease) in net assets	705	(37,219)	(4,105)	870
Net assets at December 30, 2017	$ 1,134	$ 234,254	$ 24,069	$ 1,881

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® Morgan Stanley Global Franchise Portfolio - Service Class	VY® Morgan Stanley Global Franchise Portfolio - Service 2 Class	VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class
Net assets at January 1, 2016	$ 313,634	$ 49,185	$ 5,827	$ 2,707,496
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,628)	(364)	127	(11,873)
Total realized gain (loss) on investments				
and capital gains distributions	32,465	4,229	1,180	247,531
Net unrealized appreciation (depreciation)				
of investments	(20,635)	(2,361)	(480)	(72,570)
Net increase (decrease) in net assets resulting from				
operations	10,202	1,504	827	163,088
Changes from principal transactions:				
Premiums	1,187	152	12,386	18,392
Death Benefits	(4,226)	(654)	—	(42,873)
Surrenders and withdrawals	(34,920)	(5,975)	(855)	(293,385)
Contract Charges	(2,509)	(420)	—	(19,573)
Cost of insurance and administrative charges	(57)	(9)	(3)	(491)
Transfers between Divisions				
(including fixed account), net	10,557	(366)	1,417	111,869
Increase (decrease) in net assets derived from				
principal transactions	(29,968)	(7,272)	12,945	(226,061)
Total increase (decrease) in net assets	(19,766)	(5,768)	13,772	(62,973)
Net assets at December 31, 2016	293,868	43,417	19,599	2,644,523
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,741)	(365)	123	(15,784)
Total realized gain (loss) on investments				
and capital gains distributions	27,543	7,353	1,314	251,080
Net unrealized appreciation (depreciation)				
of investments	36,296	2,356	1,781	90,166
Net increase (decrease) in net assets resulting from				
operations	62,098	9,344	3,218	325,462
Changes from principal transactions:				
Premiums	9,875	1,460	11,830	62,455
Death Benefits	(4,011)	(967)	(74)	(50,301)
Surrenders and withdrawals	(71,617)	(12,236)	(1,577)	(527,710)
Contract Charges	(2,219)	(365)	—	(18,256)
Cost of insurance and administrative charges	(52)	(8)	(10)	(451)
Transfers between Divisions				
(including fixed account), net	(12,252)	85	985	42,412
Increase (decrease) in net assets derived from				
principal transactions	(80,276)	(12,031)	11,154	(491,851)
Total increase (decrease) in net assets	(18,178)	(2,687)	14,372	(166,389)
Net assets at December 30, 2017	$ 275,690	$ 40,730	$ 33,971	$ 2,478,134

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	VY® T. Rowe Price Equity Income Portfolio - Adviser Class	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Service 2 Class
Net assets at January 1, 2016	$ 70,737	$ 128	$ 533,538	$ 20,224
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(477)	5	2,596	47
Total realized gain (loss) on investments and capital gains distributions	6,779	30	82,656	2,080
Net unrealized appreciation (depreciation) of investments	(2,468)	14	28	959
Net increase (decrease) in net assets resulting from operations	3,834	49	85,280	3,086
Changes from principal transactions:				
Premiums	82	195	2,119	(8)
Death Benefits	(1,352)	(24)	(9,178)	(154)
Surrenders and withdrawals	(10,213)	(7)	(68,702)	(2,703)
Contract Charges	(592)	—	(3,870)	(184)
Cost of insurance and administrative charges	(11)	—	(123)	(4)
Transfers between Divisions (including fixed account), net	524	29	25,233	165
Increase (decrease) in net assets derived from principal transactions	(11,562)	193	(54,521)	(2,888)
Total increase (decrease) in net assets	(7,728)	242	30,759	198
Net assets at December 31, 2016	63,009	370	564,297	20,422
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(528)	14	811	(9)
Total realized gain (loss) on investments and capital gains distributions	7,912	43	85,511	3,319
Net unrealized appreciation (depreciation) of investments	147	39	(16,518)	(785)
Net increase (decrease) in net assets resulting from operations	7,531	96	69,804	2,525
Changes from principal transactions:				
Premiums	1,510	840	16,324	610
Death Benefits	(692)	—	(12,029)	(454)
Surrenders and withdrawals	(15,027)	(37)	(121,959)	(5,200)
Contract Charges	(504)	—	(3,518)	(165)
Cost of insurance and administrative charges	(10)	—	(114)	(4)
Transfers between Divisions (including fixed account), net	26	(12)	(21,120)	(79)
Increase (decrease) in net assets derived from principal transactions	(14,697)	791	(142,416)	(5,292)
Total increase (decrease) in net assets	(7,166)	887	(72,612)	(2,767)
Net assets at December 30, 2017	$ 55,843	$ 1,257	$ 491,685	$ 17,655

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® T. Rowe Price International Stock Portfolio - Adviser Class	VY® T. Rowe Price International Stock Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Service 2 Class
Net assets at January 1, 2016	$ 23	$ 148,903	$ 192,255	$ 3,400
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(443)	3,511	57
Total realized gain (loss) on investments and capital gains distributions	—	4,706	46,985	1,017
Net unrealized appreciation (depreciation) of investments	2	(4,228)	(35,846)	(816)
Net increase (decrease) in net assets resulting from operations	2	35	14,650	258
Changes from principal transactions:				
Premiums	75	748	865	1
Death Benefits	—	(1,991)	(3,971)	—
Surrenders and withdrawals	—	(15,066)	(20,686)	(578)
Contract Charges	—	(1,140)	(1,142)	(33)
Cost of insurance and administrative charges	—	(24)	(35)	(1)
Transfers between Divisions (including fixed account), net	28	3,090	(4,527)	(68)
Increase (decrease) in net assets derived from principal transactions	103	(14,383)	(29,496)	(679)
Total increase (decrease) in net assets	105	(14,348)	(14,846)	(421)
Net assets at December 31, 2016	128	134,555	177,409	2,979
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(964)	(280)	(10)
Total realized gain (loss) on investments and capital gains distributions	8	14,924	6,077	(43)
Net unrealized appreciation (depreciation) of investments	33	19,743	20,452	528
Net increase (decrease) in net assets resulting from operations	42	33,703	26,249	475
Changes from principal transactions:				
Premiums	279	6,114	5,677	96
Death Benefits	—	(2,529)	(5,686)	(18)
Surrenders and withdrawals	(14)	(35,597)	(36,871)	(730)
Contract Charges	—	(1,145)	(997)	(31)
Cost of insurance and administrative charges	—	(23)	(40)	—
Transfers between Divisions (including fixed account), net	4	15,699	(1,967)	237
Increase (decrease) in net assets derived from principal transactions	269	(17,481)	(39,884)	(446)
Total increase (decrease) in net assets	311	16,222	(13,635)	29
Net assets at December 30, 2017	$ 439	$ 150,777	$ 163,774	$ 3,008

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Diversified International Fund - Class R	Voya Global Bond Portfolio - Adviser Class	Voya Global Bond Portfolio - Service Class	Voya Solution 2025 Portfolio - Adviser Class
Net assets at January 1, 2016	$ 75	$ 49	$ 4,143	$ 40
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	1	22	4
Total realized gain (loss) on investments and capital gains distributions	(3)	—	(103)	25
Net unrealized appreciation (depreciation) of investments	3	(3)	289	(10)
Net increase (decrease) in net assets resulting from operations	(1)	(2)	208	19
Changes from principal transactions:				
Premiums	—	170	109	305
Death Benefits	—	—	(273)	—
Surrenders and withdrawals	(6)	(5)	(375)	(8)
Contract Charges	—	—	(14)	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	—	(11)	77	—
Increase (decrease) in net assets derived from principal transactions	(6)	154	(476)	297
Total increase (decrease) in net assets	(7)	152	(268)	316
Net assets at December 31, 2016	68	201	3,875	356
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	4	51	4
Total realized gain (loss) on investments and capital gains distributions	10	2	(67)	12
Net unrealized appreciation (depreciation) of investments	2	17	315	37
Net increase (decrease) in net assets resulting from operations	12	23	299	53
Changes from principal transactions:				
Premiums	—	195	(3)	130
Death Benefits	—	—	(69)	—
Surrenders and withdrawals	(22)	(9)	(466)	(18)
Contract Charges	—	—	(13)	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	(58)	18	137	(3)
Increase (decrease) in net assets derived from principal transactions	(80)	204	(414)	109
Total increase (decrease) in net assets	(68)	227	(115)	162
Net assets at December 30, 2017	$ —	$ 428	$ 3,760	$ 518

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2035 Portfolio - Adviser Class	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2045 Portfolio - Adviser Class
Net assets at January 1, 2016	$ 16,464	$ 20	$ 8,332	$ 13
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	170	1	81	—
Total realized gain (loss) on investments and capital gains distributions	1,916	3	944	1
Net unrealized appreciation (depreciation) of investments	(1,346)	(2)	(645)	(1)
Net increase (decrease) in net assets resulting from operations	740	2	380	—
Changes from principal transactions:				
Premiums	16	22	6	11
Death Benefits	(103)	—	(104)	—
Surrenders and withdrawals	(551)	—	(276)	—
Contract Charges	(97)	—	(53)	—
Cost of insurance and administrative charges	(1)	—	(1)	—
Transfers between Divisions (including fixed account), net	(1,210)	(1)	(272)	1
Increase (decrease) in net assets derived from principal transactions	(1,946)	21	(700)	12
Total increase (decrease) in net assets	(1,206)	23	(320)	12
Net assets at December 31, 2016	15,258	43	8,012	25
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	146	1	42	—
Total realized gain (loss) on investments and capital gains distributions	1,094	1	406	1
Net unrealized appreciation (depreciation) of investments	844	7	961	5
Net increase (decrease) in net assets resulting from operations	2,084	9	1,409	6
Changes from principal transactions:				
Premiums	33	116	17	42
Death Benefits	(39)	—	(15)	—
Surrenders and withdrawals	(1,354)	(4)	(291)	(4)
Contract Charges	(97)	—	(53)	—
Cost of insurance and administrative charges	(1)	—	(1)	—
Transfers between Divisions (including fixed account), net	(36)	1	(119)	1
Increase (decrease) in net assets derived from principal transactions	(1,494)	113	(462)	39
Total increase (decrease) in net assets	590	122	947	45
Net assets at December 30, 2017	$ 15,848	$ 165	$ 8,959	$ 70

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Solution 2045 Portfolio - Service Class	Voya Solution 2055 Portfolio - Adviser Class	Voya Solution Income Portfolio - Adviser Class	Voya Solution Income Portfolio - Service Class
Net assets at January 1, 2016	$ 956	$ 1	$ 231	$ 17,422
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	—	4	10
Total realized gain (loss) on investments and capital gains distributions	74	—	10	347
Net unrealized appreciation (depreciation) of investments	(34)	—	6	187
Net increase (decrease) in net assets resulting from operations	44	—	20	544
Changes from principal transactions:				
Premiums	1	—	488	73
Death Benefits	—	—	—	(84)
Surrenders and withdrawals	(22)	—	(1)	(961)
Contract Charges	(6)	—	—	(91)
Cost of insurance and administrative charges	—	—	—	(1)
Transfers between Divisions (including fixed account), net	(65)	—	(76)	(256)
Increase (decrease) in net assets derived from principal transactions	(92)	—	411	(1,320)
Total increase (decrease) in net assets	(48)	—	431	(776)
Net assets at December 31, 2016	908	1	662	16,646
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	1	7	211
Total realized gain (loss) on investments and capital gains distributions	63	2	13	153
Net unrealized appreciation (depreciation) of investments	113	7	27	988
Net increase (decrease) in net assets resulting from operations	175	10	47	1,352
Changes from principal transactions:				
Premiums	1	4	108	22
Death Benefits	—	—	(89)	(438)
Surrenders and withdrawals	(80)	—	(4)	(1,162)
Contract Charges	(6)	—	—	(90)
Cost of insurance and administrative charges	—	—	—	(1)
Transfers between Divisions (including fixed account), net	(9)	84	(141)	882
Increase (decrease) in net assets derived from principal transactions	(94)	88	(126)	(787)
Total increase (decrease) in net assets	81	98	(79)	565
Net assets at December 30, 2017	$ 989	$ 99	$ 583	$ 17,211

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Solution Moderately Aggressive Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Adviser Class
Net assets at January 1, 2016	$ 698,643	$ 102	$ 1,898	$ 262
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3,103)	3	9	(3)
Total realized gain (loss) on investments and capital gains distributions	6,024	39	200	50
Net unrealized appreciation (depreciation) of investments	23,940	47	259	(20)
Net increase (decrease) in net assets resulting from operations	26,861	89	468	27
Changes from principal transactions:				
Premiums	2,512	457	8	213
Death Benefits	(10,125)	—	—	—
Surrenders and withdrawals	(52,089)	(5)	(169)	(23)
Contract Charges	(5,924)	—	(12)	—
Cost of insurance and administrative charges	(119)	—	—	—
Transfers between Divisions (including fixed account), net	(19,587)	28	518	38
Increase (decrease) in net assets derived from principal transactions	(85,332)	480	345	228
Total increase (decrease) in net assets	(58,471)	569	813	255
Net assets at December 31, 2016	640,172	671	2,711	517
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,992)	3	2	(1)
Total realized gain (loss) on investments and capital gains distributions	14,118	60	156	86
Net unrealized appreciation (depreciation) of investments	84,871	40	106	78
Net increase (decrease) in net assets resulting from operations	96,997	103	264	163
Changes from principal transactions:				
Premiums	8,038	443	295	376
Death Benefits	(11,031)	—	(23)	—
Surrenders and withdrawals	(77,544)	(59)	(524)	(18)
Contract Charges	(5,639)	—	(15)	—
Cost of insurance and administrative charges	(107)	—	—	—
Transfers between Divisions (including fixed account), net	(1,861)	133	212	(16)
Increase (decrease) in net assets derived from principal transactions	(88,144)	517	(55)	342
Total increase (decrease) in net assets	8,853	620	209	505
Net assets at December 30, 2017	$ 649,025	$ 1,291	$ 2,920	$ 1,022

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® Baron Growth Portfolio - Service Class	VY® Columbia Contrarian Core Portfolio - Adviser Class	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Adviser Class
Net assets at January 1, 2016	$ 338,720	$ 632	$ 275,055	$ 172
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5,369)	24	4,344	(2)
Total realized gain (loss) on investments and capital gains distributions	53,910	83	44,175	21
Net unrealized appreciation (depreciation) of investments	(38,499)	(39)	(31,554)	69
Net increase (decrease) in net assets resulting from operations	10,042	68	16,965	88
Changes from principal transactions:				
Premiums	1,927	380	1,042	230
Death Benefits	(3,078)	—	(2,867)	—
Surrenders and withdrawals	(36,110)	(32)	(27,336)	—
Contract Charges	(2,595)	—	(2,115)	—
Cost of insurance and administrative charges	(49)	—	(34)	—
Transfers between Divisions (including fixed account), net	(19,878)	56	2,298	(34)
Increase (decrease) in net assets derived from principal transactions	(59,783)	404	(29,012)	196
Total increase (decrease) in net assets	(49,741)	472	(12,047)	284
Net assets at December 31, 2016	288,979	1,104	263,008	456
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,931)	3	(2,014)	(4)
Total realized gain (loss) on investments and capital gains distributions	60,984	81	38,468	36
Net unrealized appreciation (depreciation) of investments	12,064	159	10,017	46
Net increase (decrease) in net assets resulting from operations	70,117	243	46,471	78
Changes from principal transactions:				
Premiums	11,925	194	6,090	473
Death Benefits	(3,256)	(2)	(3,383)	—
Surrenders and withdrawals	(76,430)	(26)	(47,861)	(34)
Contract Charges	(2,373)	—	(1,913)	—
Cost of insurance and administrative charges	(45)	—	(31)	—
Transfers between Divisions (including fixed account), net	11,814	28	(6,215)	33
Increase (decrease) in net assets derived from principal transactions	(58,365)	194	(53,313)	472
Total increase (decrease) in net assets	11,752	437	(6,842)	550
Net assets at December 30, 2017	$ 300,731	$ 1,541	$ 256,166	$ 1,006

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Adviser Class	VY® Invesco Equity and Income Portfolio - Initial Class
Net assets at January 1, 2016	$ 107,497	$ 211,413	$ 122	$ 1,211
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,538)	1,344	7	15
Total realized gain (loss) on investments and capital gains distributions	16,403	14,941	22	77
Net unrealized appreciation (depreciation) of investments	5,624	11,572	38	70
Net increase (decrease) in net assets resulting from operations	20,489	27,857	67	162
Changes from principal transactions:				
Premiums	46	636	437	—
Death Benefits	(1,009)	(2,510)	(11)	(66)
Surrenders and withdrawals	(12,035)	(22,193)	(17)	(79)
Contract Charges	(870)	(1,585)	—	—
Cost of insurance and administrative charges	(16)	(32)	—	—
Transfers between Divisions (including fixed account), net	(3,697)	(8,982)	35	(1)
Increase (decrease) in net assets derived from principal transactions	(17,581)	(34,666)	444	(146)
Total increase (decrease) in net assets	2,908	(6,809)	511	16
Net assets at December 31, 2016	110,405	204,604	633	1,227
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,425)	(1,261)	10	14
Total realized gain (loss) on investments and capital gains distributions	23,027	27,858	30	130
Net unrealized appreciation (depreciation) of investments	(13,426)	565	41	(41)
Net increase (decrease) in net assets resulting from operations	8,176	27,162	81	103
Changes from principal transactions:				
Premiums	2,656	6,201	548	—
Death Benefits	(725)	(3,102)	—	—
Surrenders and withdrawals	(22,400)	(46,611)	(45)	(280)
Contract Charges	(766)	(1,461)	—	—
Cost of insurance and administrative charges	(15)	(30)	—	—
Transfers between Divisions (including fixed account), net	(5,449)	(1,585)	109	1
Increase (decrease) in net assets derived from principal transactions	(26,699)	(46,588)	612	(279)
Total increase (decrease) in net assets	(18,523)	(19,426)	693	(176)
Net assets at December 30, 2017	$ 91,882	$ 185,178	$ 1,326	$ 1,051

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® Invesco Equity and Income Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Service 2 Class	VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class
Net assets at January 1, 2016	$ 642,455	$ 428,229	$ 237	$ 155,664
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	129	(26)	—	(1,624)
Total realized gain (loss) on investments and capital gains distributions	9,807	13,111	58	19,383
Net unrealized appreciation (depreciation) of investments	63,133	36,651	24	(503)
Net increase (decrease) in net assets resulting from operations	73,069	49,736	82	17,256
Changes from principal transactions:				
Premiums	109	2,056	431	9
Death Benefits	(18,647)	(4,965)	—	(1,631)
Surrenders and withdrawals	(71,130)	(37,425)	(81)	(16,971)
Contract Charges	(3,490)	(3,657)	—	(1,184)
Cost of insurance and administrative charges	(160)	(62)	—	(20)
Transfers between Divisions (including fixed account), net	(16,732)	(689)	122	(9,387)
Increase (decrease) in net assets derived from principal transactions	(110,050)	(44,742)	472	(29,184)
Total increase (decrease) in net assets	(36,981)	4,994	554	(11,928)
Net assets at December 31, 2016	605,474	433,223	791	143,736
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(746)	(1,434)	(2)	(1,572)
Total realized gain (loss) on investments and capital gains distributions	8,908	12,087	109	17,434
Net unrealized appreciation (depreciation) of investments	38,932	24,011	51	(1,067)
Net increase (decrease) in net assets resulting from operations	47,094	34,664	158	14,795
Changes from principal transactions:				
Premiums	7,748	7,501	942	3,257
Death Benefits	(15,246)	(4,790)	—	(1,578)
Surrenders and withdrawals	(100,802)	(68,393)	(37)	(28,010)
Contract Charges	(3,053)	(3,580)	—	(991)
Cost of insurance and administrative charges	(141)	(16)	—	(17)
Transfers between Divisions (including fixed account), net	(11,734)	10,522	91	(8,005)
Increase (decrease) in net assets derived from principal transactions	(123,228)	(58,756)	996	(35,344)
Total increase (decrease) in net assets	(76,134)	(24,092)	1,154	(20,549)
Net assets at December 30, 2017	$ 529,340	$ 409,131	$ 1,945	$ 123,187

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® Oppenheimer Global Portfolio - Adviser Class	VY® Oppenheimer Global Portfolio - Initial Class	VY® Oppenheimer Global Portfolio - Service Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class
Net assets at January 1, 2016	$ 769	$ 3,810	$ 160,403	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	3	(981)	—
Total realized gain (loss) on investments and capital gains distributions	—	231	20,906	—
Net unrealized appreciation (depreciation) of investments	(16)	(283)	(24,372)	—
Net increase (decrease) in net assets resulting from operations	(16)	(49)	(4,447)	—
Changes from principal transactions:				
Premiums	236	—	297	—
Death Benefits	—	(111)	(1,783)	—
Surrenders and withdrawals	(38)	(315)	(13,268)	—
Contract Charges	—	—	(1,011)	—
Cost of insurance and administrative charges	—	(1)	(21)	—
Transfers between Divisions (including fixed account), net	(444)	7	(21,238)	—
Increase (decrease) in net assets derived from principal transactions	(246)	(420)	(37,024)	—
Total increase (decrease) in net assets	(262)	(469)	(41,471)	—
Net assets at December 31, 2016	507	3,341	118,932	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(3)	(1,137)	(2)
Total realized gain (loss) on investments and capital gains distributions	16	211	8,116	—
Net unrealized appreciation (depreciation) of investments	174	855	34,367	44
Net increase (decrease) in net assets resulting from operations	190	1,063	41,346	42
Changes from principal transactions:				
Premiums	244	1	4,370	616
Death Benefits	—	(17)	(1,558)	—
Surrenders and withdrawals	(26)	(704)	(30,223)	(1)
Contract Charges	—	—	(1,060)	—
Cost of insurance and administrative charges	—	(1)	(21)	—
Transfers between Divisions (including fixed account), net	160	(15)	39,144	87
Increase (decrease) in net assets derived from principal transactions	378	(736)	10,652	702
Total increase (decrease) in net assets	568	327	51,998	744
Net assets at December 30, 2017	$ 1,075	$ 3,668	$ 170,930	$ 744

The accompanying notes are an integral part of these financial statements.

135

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	VY® T. Rowe Price Growth Equity Portfolio - Service Class	VY® Templeton Foreign Equity Portfolio - Adviser Class
Net assets at January 1, 2016	$ 7,955	$ 1,081	$ 310,644	$ 66
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(76)	(9)	(4,342)	3
Total realized gain (loss) on investments and capital gains distributions	1,355	194	36,198	(4)
Net unrealized appreciation (depreciation) of investments	(800)	(130)	(38,395)	6
Net increase (decrease) in net assets resulting from operations	479	55	(6,539)	5
Changes from principal transactions:				
Premiums	32	561	1,162	100
Death Benefits	(87)	—	(2,695)	—
Surrenders and withdrawals	(543)	(14)	(28,196)	(4)
Contract Charges	(47)	—	(2,134)	—
Cost of insurance and administrative charges	(1)	—	(35)	—
Transfers between Divisions (including fixed account), net	48	263	(29,294)	(29)
Increase (decrease) in net assets derived from principal transactions	(598)	810	(61,192)	67
Total increase (decrease) in net assets	(119)	865	(67,731)	72
Net assets at December 31, 2016	7,836	1,946	242,913	138
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(51)	(15)	(4,499)	—
Total realized gain (loss) on investments and capital gains distributions	1,205	260	25,813	5
Net unrealized appreciation (depreciation) of investments	573	365	46,583	35
Net increase (decrease) in net assets resulting from operations	1,727	610	67,897	40
Changes from principal transactions:				
Premiums	11	522	8,521	517
Death Benefits	(43)	—	(2,561)	—
Surrenders and withdrawals	(744)	(96)	(54,656)	(25)
Contract Charges	(50)	—	(2,035)	—
Cost of insurance and administrative charges	—	—	(33)	—
Transfers between Divisions (including fixed account), net	(253)	(67)	18,165	18
Increase (decrease) in net assets derived from principal transactions	(1,079)	359	(32,599)	510
Total increase (decrease) in net assets	648	969	35,298	550
Net assets at December 30, 2017	$ 8,484	$ 2,915	$ 278,211	$ 688

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® Templeton Foreign Equity Portfolio - Service Class	Voya Strategic Allocation Conservative Portfolio - Class S	Voya Strategic Allocation Growth Portfolio - Class S	Voya Strategic Allocation Moderate Portfolio - Class S
Net assets at January 1, 2016	$ 466,571	$ 2,327	$ 733	$ 1,106
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5,789	37	9	14
Total realized gain (loss) on investments and capital gains distributions	9,717	53	(1)	11
Net unrealized appreciation (depreciation) of investments	(18,324)	—	30	30
Net increase (decrease) in net assets resulting from operations	(2,818)	90	38	55
Changes from principal transactions:				
Premiums	1,161	(7)	(11)	—
Death Benefits	(6,319)	—	—	—
Surrenders and withdrawals	(46,198)	(208)	(1)	(33)
Contract Charges	(3,430)	(5)	(5)	(3)
Cost of insurance and administrative charges	(84)	—	—	—
Transfers between Divisions (including fixed account), net	(12,120)	7	—	1
Increase (decrease) in net assets derived from principal transactions	(66,990)	(213)	(17)	(35)
Total increase (decrease) in net assets	(69,808)	(123)	21	20
Net assets at December 31, 2016	396,763	2,204	754	1,126
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(95)	28	4	7
Total realized gain (loss) on investments and capital gains distributions	23,744	53	20	23
Net unrealized appreciation (depreciation) of investments	49,263	107	103	116
Net increase (decrease) in net assets resulting from operations	72,912	188	127	146
Changes from principal transactions:				
Premiums	14,738	9	4	—
Death Benefits	(6,070)	—	—	—
Surrenders and withdrawals	(93,367)	(196)	(117)	(57)
Contract Charges	(3,029)	(8)	(7)	(4)
Cost of insurance and administrative charges	(76)	—	—	—
Transfers between Divisions (including fixed account), net	(3,632)	(23)	104	39
Increase (decrease) in net assets derived from principal transactions	(91,436)	(218)	(16)	(22)
Total increase (decrease) in net assets	(18,524)	(30)	111	124
Net assets at December 30, 2017	$ 378,239	$ 2,174	$ 865	$ 1,250

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I	Voya Growth and Income Portfolio - Class S	Voya Euro STOXX 50® Index Portfolio - Class A
Net assets at January 1, 2016	$ 1,058,329	$ 735	$ 588,326	$ 30,010
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,309)	5	(398)	31
Total realized gain (loss) on investments and capital gains distributions	114,508	63	67,890	(3,645)
Net unrealized appreciation (depreciation) of investments	(42,410)	(11)	(28,104)	2,643
Net increase (decrease) in net assets resulting from operations	69,789	57	39,388	(971)
Changes from principal transactions:				
Premiums	5,077	1	56	58
Death Benefits	(16,712)	(27)	(12,138)	(349)
Surrenders and withdrawals	(113,306)	(34)	(63,495)	(3,194)
Contract Charges	(7,692)	—	(3,556)	(217)
Cost of insurance and administrative charges	(183)	—	(158)	(3)
Transfers between Divisions (including fixed account), net	(13,382)	(26)	(10,649)	(5,247)
Increase (decrease) in net assets derived from principal transactions	(146,198)	(86)	(89,940)	(8,952)
Total increase (decrease) in net assets	(76,409)	(29)	(50,552)	(9,923)
Net assets at December 31, 2016	981,920	706	537,774	20,087
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4,673)	3	(1,722)	262
Total realized gain (loss) on investments and capital gains distributions	167,412	92	96,149	(31)
Net unrealized appreciation (depreciation) of investments	(4,773)	17	(7,198)	4,055
Net increase (decrease) in net assets resulting from operations	157,966	112	87,229	4,286
Changes from principal transactions:				
Premiums	26,909	—	12,996	1,453
Death Benefits	(18,774)	(19)	(12,920)	(220)
Surrenders and withdrawals	(204,386)	(90)	(114,890)	(6,104)
Contract Charges	(6,871)	—	(3,063)	(197)
Cost of insurance and administrative charges	(166)	—	(143)	(3)
Transfers between Divisions (including fixed account), net	(15,137)	(56)	(10,744)	3,233
Increase (decrease) in net assets derived from principal transactions	(218,425)	(165)	(128,764)	(1,838)
Total increase (decrease) in net assets	(60,459)	(53)	(41,535)	2,448
Net assets at December 30, 2017	$ 921,461	$ 653	$ 496,239	$ 22,535

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya FTSE 100® Index Portfolio - Class A	Voya Global Equity Portfolio - Class A	Voya Global Equity Portfolio - Class S	Voya Global Equity Portfolio - Class T
Net assets at January 1, 2016	$ 5,745	$ 4	$ 505,332	$ 50,512
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	143	—	4,193	256
Total realized gain (loss) on investments and capital gains distributions	(860)	—	5,009	(1,685)
Net unrealized appreciation (depreciation) of investments	503	1	7,272	2,652
Net increase (decrease) in net assets resulting from operations	(214)	1	16,474	1,223
Changes from principal transactions:				
Premiums	10,247	4	220	266
Death Benefits	(187)	—	(5,206)	(321)
Surrenders and withdrawals	(2,117)	—	(46,204)	(5,018)
Contract Charges	(134)	—	(4,290)	(423)
Cost of insurance and administrative charges	(3)	—	(103)	(8)
Transfers between Divisions (including fixed account), net	(9,070)	6	(24,806)	(7,729)
Increase (decrease) in net assets derived from principal transactions	(1,264)	10	(80,389)	(13,233)
Total increase (decrease) in net assets	(1,478)	11	(63,915)	(12,010)
Net assets at December 31, 2016	4,267	15	441,417	38,502
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	60	1	1,730	(35)
Total realized gain (loss) on investments and capital gains distributions	(259)	1	7,048	1,371
Net unrealized appreciation (depreciation) of investments	1,011	4	77,044	6,153
Net increase (decrease) in net assets resulting from operations	812	6	85,822	7,489
Changes from principal transactions:				
Premiums	1,957	13	10,180	1,706
Death Benefits	(85)	—	(6,488)	(420)
Surrenders and withdrawals	(3,004)	—	(81,381)	(9,792)
Contract Charges	(92)	—	(3,852)	(359)
Cost of insurance and administrative charges	(2)	—	(93)	(2)
Transfers between Divisions (including fixed account), net	1,009	(7)	(12,974)	(1,156)
Increase (decrease) in net assets derived from principal transactions	(217)	6	(94,608)	(10,023)
Total increase (decrease) in net assets	595	12	(8,786)	(2,534)
Net assets at December 30, 2017	$ 4,862	$ 27	$ 432,631	$ 35,968

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Hang Seng Index Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class S	Voya Index Plus MidCap Portfolio - Class S	Voya Index Plus SmallCap Portfolio - Class S
Net assets at January 1, 2016	$ 29,591	$ 104,070	$ 92,995	$ 70,840
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	722	(127)	(820)	(779)
Total realized gain (loss) on investments and capital gains distributions	(356)	5,011	10,446	5,412
Net unrealized appreciation (depreciation) of investments	(270)	2,994	3,905	11,310
Net increase (decrease) in net assets resulting from operations	96	7,878	13,531	15,943
Changes from principal transactions:				
Premiums	91	41	107	54
Death Benefits	(274)	(1,611)	(1,334)	(1,199)
Surrenders and withdrawals	(3,166)	(10,644)	(8,342)	(7,236)
Contract Charges	(257)	(515)	(605)	(488)
Cost of insurance and administrative charges	(5)	(27)	(18)	(13)
Transfers between Divisions (including fixed account), net	(1,644)	(486)	(1,415)	(1,145)
Increase (decrease) in net assets derived from principal transactions	(5,255)	(13,242)	(11,607)	(10,027)
Total increase (decrease) in net assets	(5,159)	(5,364)	1,924	5,916
Net assets at December 31, 2016	24,432	98,706	94,919	76,756
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(281)	(167)	(486)	(698)
Total realized gain (loss) on investments and capital gains distributions	426	12,652	13,846	16,062
Net unrealized appreciation (depreciation) of investments	8,448	7,354	(4,062)	(10,545)
Net increase (decrease) in net assets resulting from operations	8,593	19,839	9,298	4,819
Changes from principal transactions:				
Premiums	1,508	2,329	2,683	2,391
Death Benefits	(161)	(2,069)	(1,258)	(1,048)
Surrenders and withdrawals	(8,317)	(21,841)	(21,728)	(18,916)
Contract Charges	(247)	(449)	(524)	(421)
Cost of insurance and administrative charges	(5)	(23)	(16)	(13)
Transfers between Divisions (including fixed account), net	3,774	(2,128)	(3,784)	(3,549)
Increase (decrease) in net assets derived from principal transactions	(3,448)	(24,181)	(24,627)	(21,556)
Total increase (decrease) in net assets	5,145	(4,342)	(15,329)	(16,737)
Net assets at December 30, 2017	$ 29,577	$ 94,364	$ 79,590	$ 60,019

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya International Index Portfolio - Class A	Voya International Index Portfolio - Class S	Voya Japan TOPIX® Index Portfolio - Class A	Voya Russell™ Large Cap Growth Index Portfolio - Class S
Net assets at January 1, 2016	$ 765,728	$ 35,459	$ 22,157	$ 235,492
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6,572	394	(128)	(1,492)
Total realized gain (loss) on investments and capital gains distributions	(15,881)	32	(1,029)	24,167
Net unrealized appreciation (depreciation) of investments	(3,130)	(947)	609	(13,482)
Net increase (decrease) in net assets resulting from operations	(12,439)	(521)	(548)	9,193
Changes from principal transactions:				
Premiums	3,912	5	(10,209)	2,237
Death Benefits	(9,718)	(467)	(51)	(2,599)
Surrenders and withdrawals	(72,086)	(3,116)	(984)	(28,607)
Contract Charges	(5,591)	(256)	(45)	(1,821)
Cost of insurance and administrative charges	(125)	(5)	(1)	(48)
Transfers between Divisions (including fixed account), net	(11,873)	(1,960)	(186)	10,331
Increase (decrease) in net assets derived from principal transactions	(95,481)	(5,799)	(11,476)	(20,507)
Total increase (decrease) in net assets	(107,920)	(6,320)	(12,024)	(11,314)
Net assets at December 31, 2016	657,808	29,139	10,133	224,178
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,671	143	(38)	(2,017)
Total realized gain (loss) on investments and capital gains distributions	1,508	860	476	21,917
Net unrealized appreciation (depreciation) of investments	131,897	4,805	1,702	42,631
Net increase (decrease) in net assets resulting from operations	135,076	5,808	2,140	62,531
Changes from principal transactions:				
Premiums	21,553	664	(1,352)	10,116
Death Benefits	(10,387)	(278)	(38)	(2,994)
Surrenders and withdrawals	(144,875)	(5,900)	(810)	(63,499)
Contract Charges	(5,048)	(213)	(40)	(1,807)
Cost of insurance and administrative charges	(113)	(4)	(1)	(47)
Transfers between Divisions (including fixed account), net	2,769	(2,250)	569	19,698
Increase (decrease) in net assets derived from principal transactions	(136,101)	(7,981)	(1,672)	(38,533)
Total increase (decrease) in net assets	(1,025)	(2,173)	468	23,998
Net assets at December 30, 2017	$ 656,783	$ 26,966	$ 10,601	$ 248,176

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Russell™ Large Cap Index Portfolio - Class A	Voya Russell™ Large Cap Index Portfolio - Class S	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S
Net assets at January 1, 2016	$ —	$ 394,456	$ 83	$ 262,200
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(166)	—	(602)
Total realized gain (loss) on investments and capital gains distributions	—	25,839	—	5,481
Net unrealized appreciation (depreciation) of investments	—	7,982	9	24,861
Net increase (decrease) in net assets resulting from operations	—	33,655	9	29,740
Changes from principal transactions:				
Premiums	—	1,548	—	2,916
Death Benefits	—	(9,187)	(13)	(4,370)
Surrenders and withdrawals	—	(40,964)	(4)	(27,600)
Contract Charges	—	(2,334)	—	(1,794)
Cost of insurance and administrative charges	—	(95)	—	(46)
Transfers between Divisions (including fixed account), net	—	24,853	(1)	6,199
Increase (decrease) in net assets derived from principal transactions	—	(26,179)	(18)	(24,695)
Total increase (decrease) in net assets	—	7,476	(9)	5,045
Net assets at December 31, 2016	—	401,932	74	267,245
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(1,277)	1	409
Total realized gain (loss) on investments and capital gains distributions	3	45,594	1	8,489
Net unrealized appreciation (depreciation) of investments	43	29,947	7	18,223
Net increase (decrease) in net assets resulting from operations	44	74,264	9	27,121
Changes from principal transactions:				
Premiums	1,155	12,002	—	9,401
Death Benefits	—	(10,745)	—	(4,517)
Surrenders and withdrawals	(1)	(85,980)	(4)	(58,830)
Contract Charges	—	(2,277)	—	(1,764)
Cost of insurance and administrative charges	—	(93)	—	(43)
Transfers between Divisions (including fixed account), net	151	8,349	(1)	1,688
Increase (decrease) in net assets derived from principal transactions	1,305	(78,744)	(5)	(54,065)
Total increase (decrease) in net assets	1,349	(4,480)	4	(26,944)
Net assets at December 30, 2017	$ 1,349	$ 397,452	$ 78	$ 240,301

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class A	Voya Russell™ Mid Cap Index Portfolio - Class S	Voya Russell™ Small Cap Index Portfolio - Class A
Net assets at January 1, 2016	$ 262,861	$ 459	$ 191,278	$ 299
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,574)	1	(1,491)	—
Total realized gain (loss) on investments				
and capital gains distributions	25,046	99	26,657	56
Net unrealized appreciation (depreciation)				
of investments	(11,552)	61	(4,328)	130
Net increase (decrease) in net assets resulting from				
operations	10,920	161	20,838	186
Changes from principal transactions:				
Premiums	1,374	1,112	1,021	624
Death Benefits	(5,570)	(11)	(2,024)	—
Surrenders and withdrawals	(25,210)	(14)	(21,112)	(12)
Contract Charges	(1,499)	—	(1,700)	—
Cost of insurance and administrative charges	(60)	—	(26)	—
Transfers between Divisions				
(including fixed account), net	7,974	(10)	41,595	42
Increase (decrease) in net assets derived from				
principal transactions	(22,991)	1,077	17,754	654
Total increase (decrease) in net assets	(12,071)	1,238	38,592	840
Net assets at December 31, 2016	250,790	1,697	229,870	1,139
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,581)	6	(1,063)	(1)
Total realized gain (loss) on investments				
and capital gains distributions	34,405	142	13,320	99
Net unrealized appreciation (depreciation)				
of investments	17,324	225	18,240	101
Net increase (decrease) in net assets resulting from				
operations	49,148	373	30,497	199
Changes from principal transactions:				
Premiums	6,594	1,443	7,831	1,040
Death Benefits	(6,482)	—	(2,514)	—
Surrenders and withdrawals	(48,379)	(40)	(49,371)	(31)
Contract Charges	(1,379)	—	(1,659)	—
Cost of insurance and administrative charges	(59)	—	(28)	—
Transfers between Divisions				
(including fixed account), net	(6,807)	138	(17,409)	93
Increase (decrease) in net assets derived from				
principal transactions	(56,512)	1,541	(63,150)	1,102
Total increase (decrease) in net assets	(7,364)	1,914	(32,653)	1,301
Net assets at December 30, 2017	$ 243,426	$ 3,611	$ 197,217	$ 2,440

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Russell™ Small Cap Index Portfolio - Class S	Voya Small Company Portfolio - Class A	Voya Small Company Portfolio - Class S	Voya U.S. Bond Index Portfolio - Class S
Net assets at January 1, 2016	$ 183,175	$ —	$ 91,118	$ 234,022
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,248)	—	(1,369)	264
Total realized gain (loss) on investments and capital gains distributions	19,687	—	7,340	68
Net unrealized appreciation (depreciation) of investments	12,545	—	11,957	664
Net increase (decrease) in net assets resulting from operations	30,984	—	17,928	996
Changes from principal transactions:				
Premiums	1,058	—	344	2,026
Death Benefits	(1,730)	—	(703)	(3,819)
Surrenders and withdrawals	(17,934)	—	(9,326)	(33,402)
Contract Charges	(1,472)	—	(744)	(2,266)
Cost of insurance and administrative charges	(25)	—	(13)	(46)
Transfers between Divisions (including fixed account), net	10,920	—	11,135	24,433
Increase (decrease) in net assets derived from principal transactions	(9,183)	—	693	(13,074)
Total increase (decrease) in net assets	21,801	—	18,621	(12,078)
Net assets at December 31, 2016	204,976	—	109,739	221,944
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,706)	(1)	(1,623)	677
Total realized gain (loss) on investments and capital gains distributions	10,133	—	10,777	31
Net unrealized appreciation (depreciation) of investments	12,108	21	(639)	1,603
Net increase (decrease) in net assets resulting from operations	20,535	20	8,515	2,311
Changes from principal transactions:				
Premiums	6,909	405	4,090	8,894
Death Benefits	(2,321)	—	(938)	(4,587)
Surrenders and withdrawals	(44,989)	—	(25,384)	(53,944)
Contract Charges	(1,461)	—	(800)	(1,722)
Cost of insurance and administrative charges	(28)	—	(15)	(35)
Transfers between Divisions (including fixed account), net	(7,437)	5	(3,141)	3,290
Increase (decrease) in net assets derived from principal transactions	(49,327)	410	(26,188)	(48,104)
Total increase (decrease) in net assets	(28,792)	430	(17,673)	(45,793)
Net assets at December 30, 2017	$ 176,184	$ 430	$ 92,066	$ 176,151

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya MidCap Opportunities Portfolio - Class A	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class A	Voya SmallCap Opportunities Portfolio - Class S
Net assets at January 1, 2016	$ 286	$ 428,196	$ 346	$ 47,270
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	(6,962)	(5)	(749)
Total realized gain (loss) on investments and capital gains distributions	59	44,868	65	5,349
Net unrealized appreciation (depreciation) of investments	(3)	(18,014)	79	38
Net increase (decrease) in net assets resulting from operations	52	19,892	139	4,638
Changes from principal transactions:				
Premiums	430	1,268	546	52
Death Benefits	—	(6,442)	—	(574)
Surrenders and withdrawals	(11)	(45,473)	(36)	(5,621)
Contract Charges	—	(2,685)	—	(314)
Cost of insurance and administrative charges	—	(114)	—	(13)
Transfers between Divisions (including fixed account), net	47	(7,415)	143	(880)
Increase (decrease) in net assets derived from principal transactions	466	(60,861)	653	(7,350)
Total increase (decrease) in net assets	518	(40,969)	792	(2,712)
Net assets at December 31, 2016	804	387,227	1,138	44,558
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(7)	(10,697)	(9)	(731)
Total realized gain (loss) on investments and capital gains distributions	71	12,327	85	6,907
Net unrealized appreciation (depreciation) of investments	157	116,884	144	453
Net increase (decrease) in net assets resulting from operations	221	118,514	220	6,629
Changes from principal transactions:				
Premiums	286	18,217	436	1,005
Death Benefits	(20)	(14,284)	(22)	(1,082)
Surrenders and withdrawals	(82)	(148,793)	(140)	(11,027)
Contract Charges	—	(3,670)	—	(279)
Cost of insurance and administrative charges	—	(164)	—	(12)
Transfers between Divisions (including fixed account), net	72	491,493	89	(959)
Increase (decrease) in net assets derived from principal transactions	256	342,799	363	(12,354)
Total increase (decrease) in net assets	477	461,313	583	(5,725)
Net assets at December 30, 2017	$ 1,281	$ 848,540	$ 1,721	$ 38,833

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Wells Fargo VT Omega Growth Fund - Class 2	Wells Fargo VT Index Asset Allocation Fund - Class 2	Wells Fargo VT Small Cap Growth Fund - Class 2
Net assets at January 1, 2016	$ 1,047	$ 1,282	$ 192
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	(17)	(12)	(4)
Total realized gain (loss) on investments			
and capital gains distributions	83	98	24
Net unrealized appreciation (depreciation)			
of investments	(83)	(21)	(9)
Net increase (decrease) in net assets resulting from			
operations	(17)	65	11
Changes from principal transactions:			
Premiums	—	2	—
Death Benefits	(7)	—	—
Surrenders and withdrawals	(163)	(174)	(14)
Contract Charges	(8)	(8)	(1)
Cost of insurance and administrative charges	—	—	—
Transfers between Divisions			
(including fixed account), net	(81)	(15)	14
Increase (decrease) in net assets derived from			
principal transactions	(259)	(195)	(1)
Total increase (decrease) in net assets	(276)	(130)	10
Net assets at December 31, 2016	771	1,152	202
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	(17)	(12)	(4)
Total realized gain (loss) on investments			
and capital gains distributions	92	99	10
Net unrealized appreciation (depreciation)			
of investments	157	29	41
Net increase (decrease) in net assets resulting from			
operations	232	116	47
Changes from principal transactions:			
Premiums	61	19	—
Death Benefits	—	—	—
Surrenders and withdrawals	(326)	(143)	(3)
Contract Charges	(6)	(8)	(1)
Cost of insurance and administrative charges	—	—	—
Transfers between Divisions			
(including fixed account), net	—	(4)	(2)
Increase (decrease) in net assets derived from			
principal transactions	(271)	(136)	(6)
Total increase (decrease) in net assets	(39)	(20)	41
Net assets at December 30, 2017	$ 732	$ 1,132	$ 243

The accompanying notes are an integral part of these financial statements.

1. Organization

Voya Insurance and Annuity Company Separate Account B (the "Account") was established by Voya Insurance and Annuity Company ("VIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya Financial"), a holding company domiciled in the State of Delaware.

On December 20, 2017, Voya Financial entered into a Master Transaction Agreement ("MTA") with VA Capital Company LLC ("VA Capital") and Athene Holding Ltd ("Athene"), pursuant to which VA Capital will acquire two of Voya Financial's subsidiaries, the Company and Directed Services, LLC ("DSL"). This transaction is expected to close during the second or third quarter of 2018 and will result in the disposition of substantially all of Voya Financial's Closed Block Variable Annuity ("CBVA") and fixed and fixed indexed annuity businesses (collectively, the "Transaction").

Prior to May 2013, Voya Financial, which together with its subsidiaries, including the Company, was an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING. Between October 2013 and March 2015, ING completed the sale of its remaining shares of common stock of Voya Financial. in a series of registered public offerings. ING continues to hold certain warrants to purchase shares of Voya Financial, Inc. common stock.

The Account includes the Potential Plus Indexed Variable Annuity Contract, the Voya Architect® Variable Annuity Contract, the Voya Customized Solutions Focus Contract, the Voya GoldenSelect® Contracts, the Voya Retirement Solutions Rollover Choice Contract, the Voya Simplicity Contract, the Voya SmartDesign Contracts, and the Wells Fargo Voya Contracts, which all ceased being available to new contract owners, as well as the Voya Preferred Advantage Variable Annuity Contracts (collectively, the "Contracts"). The ceased contracts were, however, still available to existing contract owners. Voya GoldenSelect Contracts included Access, DVA Plus®, Premium Plus®, ESII® and Landmark®. Voya SmartDesign Contracts include Advantage, Signature Variable Annuity and Variable Annuity.

The Account also includes the following discontinued offerings:

Voya GoldenSelect® Contracts:
  Acess One® (September 2003)
  Access® (March 2010)
  DVA® and DVA Series 100® (May 2000)
  DVA 80® (May 1991)
  DVA Plus® (January 2004)
  ESII® (March 2010)
  Fund for Life (May 1994)
  Generations® (October 2008)
  Granite PrimElite® (May 2001)
  Landmark® (March 2010)

Voya GoldenSelect® Contracts (continued):
  Opportunities® and Legends® (March 2007)
  Premium Plus® (May 2010)
  Premium Plus® featuring the Galaxy VIP Fund (May 2002)
  Value (June 2003)
ING Simplicity Contracts (August 2007)
Voya SmartDesign Contracts:
  Variable Annuity, Advantage and Signature (April 2008)
Wells Fargo ING contracts:
  Opportunities and Landmark (June 2006)
ING Customized Solutions Focus Contracts (September 2004)

The Account is registered as a unit investment trust with the Securities Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended. VIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the VIAC guaranteed interest division, the VIAC fixed interest division and the fixed account (an investment option in the Company's general account), as directed by the contract owners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business VIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of VIAC. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of VIAC.

At December 31, 2017, the Account had 202 investment divisions (the "Divisions"), 78 of which invest in independently managed mutual funds and 124 of which invest in mutual funds managed by an affiliate, Voya Investments, LLC ("VIL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts ("the Trusts").

The Divisions with assets balances at December 31, 2017 and related Trusts are as follows:

AIM Variable Insurance Funds:
Invesco V.I. Balanced-Risk Allocation Fund - Series II Shares
American Funds Insurance Series®:
Blue Chip Income & Growth Fund - Class 4
Bond Fund - Class 4
Capital Income Builder Fund - Class 4
Global Growth Fund - Class 4
Growth Fund - Class 4
International Fund - Class 4
New World Fund - Class 4
BlackRock Variable Series Funds, Inc.:
BlackRock Equity Dividend V.I. Fund - Class III
BlackRock Global Allocation V.I. Fund - Class III
BlackRock High Yield V.I. Fund - Class III
BlackRock iShares Alternative Strategies V.I. Fund - Class III
BlackRock iShares Dynamic Allocation V.I. Fund - Class III
Columbia Funds Series Trust II:
Columbia VP Seligman Global Technology Fund - Class 2
Columbia Funds Variable Insurance Trust:
Columbia Asset Allocation Fund, Variable Series - Class 1
Columbia Small Cap Value Fund, Variable Series - Class 2
Columbia Small Company Growth Fund, Variable Series - Class 1
Columbia Funds Variable Series Trust II:
Columbia VP Large Cap Growth Fund - Class 1
Deutsche Variable Series I:
Deutsche High Income VIP - Class B
Deutsche Alternative Asset Allocation VIP - Class B
Deutsche High Income VIP - Class B

Eaton Vance Variable Trust:
Eaton Vance VT Floating-Rate Income Fund - Initial Class
Federated Insurance Series:
Federated High Income Bond Fund II - Service Shares
Federated Kaufmann Fund II - Service Shares
Fidelity® Variable Insurance Products:
Fidelity® VIP Strategic Income Portfolio - Service Class 2
Fidelity® Variable Insurance Products II:
Fidelity® VIP Disciplined Small Cap Portfolio - Service Class
Fidelity® Variable Insurance Products V:
Fidelity® VIP FundsManager 20% Portfolio - Service Class 2
Fidelity® VIP FundsManager 60% Portfolio - Service Class 2
Fidelity® VIP FundsManager 85% Portfolio - Service Class 2
Franklin Templeton Variable Insurance Products Trust:
Franklin Small Cap Value VIP Fund - Class 2
Franklin Strategic Income VIP Fund - Class 2
Templeton Global Bond VIP Fund - Class 2
Ivy Equity Funds:
Ivy VIP Advantus Real Estate Securities - Class II
Ivy Funds Variable Insurance Portfolios:
Ivy VIP Small Cap Core - Class II
Ivy VIP Asset Strategy
Ivy VIP Balanced
Ivy VIP Energy
Ivy VIP High Income
Ivy VIP International Core Equity
Ivy VIP Mid Cap Growth
Ivy VIP Science and Technology
Ivy VIP Small Cap Growth

Janus Aspen Series:

Janus Henderson Balanced Portfolio - Service Shares

Janus Henderson Enterprise Portfolio - Institutional Shares

Janus Henderson Flexible Bond Portfolio - Service Shares

Legg Mason Partners Equity Trust:

ClearBridge Variable Aggressive Growth Portfolio II

Legg Mason Partners Variable Equity Trust:

ClearBridge Variable Mid Cap Portfolio - Class II

Legg Mason Partners Variable Income Trust:

Western Asset Core Plus VIT Portfolio - Class I

MFS® Series Trust VIII:

MFS VIT II Strategic Income Portfolio - Service Class

MFS Variable Insurance Trust:

MFS VIT Research Series Portfolio - Service Class

MFS® Variable Insurance Trust II:

MFS VIT International Value Portfolio - Service Class

MFS VIT Value Series - Service Class

MFS® Variable Insurance Trust III:

MFS VIT III Global Real Estate Portfolio - Service Class

Oppenheimer Integrity Funds:

Oppenheimer Total Return Bond Fund/VA - Service Shares

Oppenheimer Main Street Fund®:

Oppenheimer Main Street Fund®/VA

Oppenheimer Main Street Small Cap Fund®/VA - Service

Oppenheimer Variable Account Funds:

Oppenheimer Discovery Mid Cap Growth Fund/VA

Oppenheimer International Growth Fund/VA - Service Shares

PIMCO Variable Insurance Trust:

PIMCO All Asset Portfolio - Administrative Class

PIMCO Low Duration Portfolio - Administrative Class

PIMCO Real Return Portfolio - Administrative Class

PIMCO Short-Term Portfolio - Administrative Class

PIMCO Total Return Portfolio - Administrative Class

ProFunds:

ProFund VP Bull

ProFund VP Europe 30

ProFund VP Rising Rates Opportunity

Putnam Variable Trust:

Putnam VT American Government Income Fund - Class 1B

Putnam VT Income Fund - Class 1B

Putnam VT International Equity Fund - Class 1B

Putnam VT International Value Fund - Class 1B

Putnam VT Investors Fund - Class 1B

Putnam VT Small Cap Value Fund - Class 1B

T. Rowe Price Equity Series, Inc.:

T. Rowe Price Blue Chip Growth Portfolio - II

T. Rowe Price Health Sciences Portfolio - II

Variable Insurance Trust:

MFS VIT Utilities Series Portfolio - Service Class

Voya Balanced Portfolio, Inc.:

Voya Balanced Portfolio - Class S

Voya Intermediate Bond Portfolio:

Voya Intermediate Bond Portfolio - Class A

Voya Intermediate Bond Portfolio - Class S

Voya Investors Trust:

Voya Global Perspectives® Portfolio - Class A

Voya Government Liquid Assets Portfolio - Service Class

Voya Government Liquid Assets Portfolio - Service 2 Class

Voya High Yield Portfolio - Adviser Class

Voya High Yield Portfolio - Service Class

Voya Large Cap Growth Portfolio - Adviser Class

Voya Large Cap Growth Portfolio - Institutional Class

Voya Large Cap Growth Portfolio - Service Class

Voya Large Cap Growth Portfolio - Service 2 Class

Voya Large Cap Value Portfolio - Adviser Class

Voya Large Cap Value Portfolio - Service Class

Voya Limited Maturity Bond Portfolio - Service Class

Voya Multi-Manager Large Cap Core Portfolio - Service Class

Voya Retirement Conservative Portfolio - Adviser Class

Voya Retirement Growth Portfolio - Adviser Class

Voya Retirement Moderate Growth Portfolio - Adviser Class

Voya Retirement Moderate Portfolio - Adviser Class

VY® BlackRock Inflation Protected Bond Portfolio - Adviser

VY® BlackRock Inflation Protected Bond Portfolio - Service

VY® Clarion Global Real Estate Portfolio - Adviser Class

VY® Clarion Global Real Estate Portfolio - Service Class

VY® Clarion Global Real Estate Portfolio - Service 2 Class

VY® Clarion Real Estate Portfolio - Adviser Class

VY® Clarion Real Estate Portfolio - Service Class

VY® Clarion Real Estate Portfolio - Service 2 Class

VY® Franklin Income Portfolio - Adviser Class

VY® Franklin Income Portfolio - Service Class

VY® Franklin Income Portfolio - Service 2 Class

VY® Invesco Growth and Income Portfolio - Adviser Class

VY® Invesco Growth and Income Portfolio - Service Class

VY® Invesco Growth and Income Portfolio - Service 2 Class

VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class

VY® JPMorgan Emerging Markets Equity Portfolio - Service Class

VY® JPMorgan Emerging Markets Equity Portfolio - Service 2 Class

VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class

VY® JPMorgan Small Cap Core Equity Portfolio - Service Class

VY® JPMorgan Small Cap Core Equity Portfolio - Service 2 Class

Voya Investors Trust (continued):

VY® Morgan Stanley Global Franchise Portfolio - Adviser Class

VY® Morgan Stanley Global Franchise Portfolio - Service Class

VY® Morgan Stanley Global Franchise Portfolio - Service 2 Class

VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class

VY® T. Rowe Price Capital Appreciation Portfolio - Service Class

VY® T. Rowe Price Capital Appreciation Portfolio - Service 2 Class

VY® T. Rowe Price Equity Income Portfolio - Adviser Class

VY® T. Rowe Price Equity Income Portfolio - Service Class

VY® T. Rowe Price Equity Income Portfolio - Service 2 Class

VY® T. Rowe Price International Stock Portfolio - Adviser

VY® T. Rowe Price International Stock Portfolio - Service

VY® Templeton Global Growth Portfolio - Service Class

VY® Templeton Global Growth Portfolio - Service 2 Class

Voya Partners, Inc.:

Voya Global Bond Portfolio - Adviser Class

Voya Global Bond Portfolio - Service Class

Voya Solution 2025 Portfolio - Adviser Class

Voya Solution 2025 Portfolio - Service Class

Voya Solution 2035 Portfolio - Adviser Class

Voya Solution 2035 Portfolio - Service Class

Voya Solution 2045 Portfolio - Adviser Class

Voya Solution 2045 Portfolio - Service Class

Voya Solution 2055 Portfolio - Adviser Class

Voya Solution Income Portfolio - Adviser Class

Voya Solution Income Portfolio - Service Class

Voya Solution Moderately Aggressive Portfolio - Service Class

VY® American Century Small-Mid Cap Value Portfolio - Adviser Class

VY® American Century Small-Mid Cap Value Portfolio - Service Class

VY® Baron Growth Portfolio - Adviser Class

VY® Baron Growth Portfolio - Service Class

VY® Columbia Contrarian Core Portfolio - Adviser Class

VY® Columbia Contrarian Core Portfolio - Service Class

VY® Columbia Small Cap Value II Portfolio - Adviser Class

VY® Columbia Small Cap Value II Portfolio - Service Class

VY® Invesco Comstock Portfolio - Service Class

VY® Invesco Equity and Income Portfolio - Adviser Class

VY® Invesco Equity and Income Portfolio - Initial Class

VY® Invesco Equity and Income Portfolio - Service Class

VY® Invesco Equity and Income Portfolio - Service 2 Class

VY® JPMorgan Mid Cap Value Portfolio - Adviser Class

VY® JPMorgan Mid Cap Value Portfolio - Service Class

VY® Oppenheimer Global Portfolio - Adviser Class

Voya Partners, Inc. (continued):

VY® Oppenheimer Global Portfolio - Initial Class

VY® Oppenheimer Global Portfolio - Service Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class

VY® T. Rowe Price Growth Equity Portfolio - Adviser Class

VY® T. Rowe Price Growth Equity Portfolio - Service Class

VY® Templeton Foreign Equity Portfolio - Adviser Class

VY® Templeton Foreign Equity Portfolio - Service Class

Voya Strategic Allocation Portfolios, Inc.:

Voya Strategic Allocation Conservative Portfolio - Class S

Voya Strategic Allocation Growth Portfolio - Class S

Voya Strategic Allocation Moderate Portfolio - Class S

Voya Variable Funds:

Voya Growth and Income Portfolio - Class A

Voya Growth and Income Portfolio - Class I

Voya Growth and Income Portfolio - Class S

Voya Variable Portfolios, Inc.:

Voya Euro STOXX 50® Index Portfolio - Class A

Voya FTSE 100® Index Portfolio - Class A

Voya Global Equity Portfolio - Class A

Voya Global Equity Portfolio - Class S

Voya Global Equity Portfolio - Class T

Voya Hang Seng Index Portfolio - Class S

Voya Index Plus LargeCap Portfolio - Class S

Voya Index Plus MidCap Portfolio - Class S

Voya Index Plus SmallCap Portfolio - Class S

Voya International Index Portfolio - Class A

Voya International Index Portfolio - Class S

Voya Japan TOPIX® Index Portfolio - Class A

Voya Russell™ Large Cap Growth Index Portfolio - Class S

Voya Russell™ Large Cap Index Portfolio - Class A

Voya Russell™ Large Cap Index Portfolio - Class S

Voya Russell™ Large Cap Value Index Portfolio - Class I

Voya Russell™ Large Cap Value Index Portfolio - Class S

Voya Russell™ Mid Cap Growth Index Portfolio - Class S

Voya Russell™ Mid Cap Index Portfolio - Class A

Voya Russell™ Mid Cap Index Portfolio - Class S

Voya Russell™ Small Cap Index Portfolio - Class A

Voya Russell™ Small Cap Index Portfolio - Class S

Voya Small Company Portfolio - Class A

Voya Small Company Portfolio - Class S

Voya U.S. Bond Index Portfolio - Class S

Voya Variable Products Trust:

Voya MidCap Opportunities Portfolio - Class A

Voya MidCap Opportunities Portfolio - Class S

Voya SmallCap Opportunities Portfolio - Class A

Voya SmallCap Opportunities Portfolio - Class S

Wells Fargo Funds Trust:
    Wells Fargo VT Omega Growth Fund - Class 2

Wells Fargo Variable Trust:
    Wells Fargo VT Index Asset Allocation Fund - Class 2
    Wells Fargo VT Small Cap Growth Fund - Class 2

The names of certain Divisions were changed during 2017. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
Janus Aspen Series:	**Janus Aspen Series:**
Janus Henderson Balanced Portfolio - Service Shares	Janus Aspen Series Balanced Portfolio - Service Shares
Janus Henderson Enterprise Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares
Janus Henderson Flexible Bond Portfolio - Service Shares	Janus Aspen Series Flexible Bond Portfolio - Service Shares

During 2017, the following Divisions were closed to contract owners:

Voya Investors Trust:
    VY® FMR® Diversified Mid Cap Portfolio - Service Class
    VY® FMR® Diversified Mid Cap Portfolio - Service 2 Class
    VY® FMR® Diversified Mid Cap Portfolio - Adviser Class
Voya Mutual Funds:
    Voya Diversified International Fund - Class R

Wells Fargo Variable Trust:
    Wells Fargo VT Intrinsic Value Fund - Class 2
    Wells Fargo VT Total Return Bond Fund - Class 2
Eaton Vance Variable Trust:
    Eaton Vance VT Large-Cap Value Fund - Initial Class

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of VIAC, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to contract owners. Accordingly, earnings and realized capital gains of the Account attributable to the contract owners are excluded in the determination of the federal income tax liability of VIAC, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes. Uncertain tax positions are assessed at the parent level on a consolidated basis, including taxes of the operations of the Separate Account.

Contract Owner Reserves

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contract owners invested in the Account Divisions. To the extent that benefits to be paid to the contract owners exceed their account values, VIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to VIAC. Prior to the annuitization date, the Contracts are redeemable for the net cash surrender value of the Contracts.

Changes from Principal Transactions

Included in Changes from principal transactions on the Statements of Changes in Net Assets are items which relate to contract owner activity, including premiums, death benefits, surrenders and withdrawals, contract charges, and cost of insurance and administrative charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) VIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by VIAC).

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

3. **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the transfer agents or fund companies and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2017 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2017. The Account had no liabilities as of December 31, 2017.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4. Charges and Fees

Under the terms of all Contracts, certain charges and fees are incurred by the Contracts to cover VIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges and fees:

Mortality and Expense Risk Charges

VIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of 0.35% to 2.20% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts. These charges are assessed through a reduction in unit values.

Asset Based Administrative Charges

A charge to cover administrative expenses of the Account is deducted at annual rates of up to 0.15% of the assets attributable to certain Contracts. For the Voya Preferred Advantage Variable Annuity Contract the Account deducts this charge at annual rates of 0.60% to cover the mortality and expense risks, as specified in the contract. This Contract with contract dates on and after November 21, 2016 the maximum daily asset based administrative fee increased to 1.15% annually. These charges are assessed through a reduction in unit values.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $50 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contracts. These charges are assessed through the redemption of units.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 8.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken as specified in the Contract. These charges are assessed through the redemption of units.

Withdrawal and Distribution Charges

For certain Contracts, a charge is deducted from the accumulation value for contract owners taking more than one conventional partial withdrawal during a Contract year. For certain Contracts, annual distribution fees are deducted from the Contracts' accumulation values. These charges are assessed through the redemption of units.

Other Contract Charges

For certain Contracts, an additional charge up to 0.60% is deducted daily from the accumulation values for contract owners who select the Premium Bonus Option feature. These charges are assessed through a reduction in unit values.

Certain Contacts contain optional riders that are available for an additional charge, such as minimum guaranteed income benefits and minimum guaranteed withdrawal benefits. The amounts charged for these optional benefits vary based on a number of factors and are defined in the Contracts. These charges are assessed through the redemption of units.

Fees Waived by VIAC

Certain charges and fees for various types of Contracts may be waived by VIAC. VIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

5. **Related Party Transactions**

On or about May 1, 2017, VIL was appointed investment adviser for these certain additional U.S registered investment companies previously managed by Directed Services LLC ("DSL"), which in turn caused DSL and Voya Retirement Insurance and Annuity Company ("VRIAC") to terminate a separate intercompany agreement dated as of December 22, 2010 between DSL and VRIAC by which DSL had paid a portion of the revenue DSL earned as investment adviser.

Until the termination of the intercompany agreement management fees were paid to DSL in its capacity as investment adviser to Voya Investors Trust and Voya Partners, Inc. The Trusts' advisory agreements provide for fees at annual rates ranging from 0.20% to 1.25% of the average net assets of each respective Fund.

Management fees paid to VIL, an affiliate of the Company, in its capacity as investment adviser to Voya Balanced Portfolio, Inc., Voya Intermediate Bond Portfolio, Voya Investors Trust, Voya Partners Inc., Voya Strategic Allocation Portfolios, Inc., Voya Variable Funds, Voya Variable Portfolios, Inc., and Voya Variable Products Trust. The Trusts' advisory agreements provide for fees at annual rates ranging from 0.16% to 1.25% of the average net assets of each respective Fund.

6. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2017 follow:

	Purchases	Sales
	(Dollars in thousands)	
AIM Variable Insurance Funds:		
Invesco V.I. Balanced-Risk Allocation Fund - Series II Shares	$ 65	$ 21
American Funds Insurance Series®:		
Blue Chip Income & Growth Fund - Class 4	3,790	254
Bond Fund - Class 4	947	135
Capital Income Builder Fund - Class 4	1,839	337
Global Growth Fund - Class 4	1,042	242
Growth Fund - Class 4	4,130	301
International Fund - Class 4	926	68
New World Fund - Class 4	612	91
BlackRock Variable Series Funds, Inc.:		
BlackRock Equity Dividend V.I. Fund - Class III	2,496	167
BlackRock Global Allocation V.I. Fund - Class III	23,458	132,934
BlackRock High Yield V.I. Fund - Class III	1,645	75
BlackRock iShares Alternative Strategies V.I. Fund - Class III	633	10
BlackRock iShares Dynamic Allocation V.I. Fund - Class III	119	2
Columbia Funds Series Trust II:		
Columbia VP Seligman Global Technology Fund - Class 2	1,342	4
Columbia Funds Variable Insurance Trust:		
Columbia Asset Allocation Fund, Variable Series - Class 1	6	175
Columbia Small Cap Value Fund, Variable Series - Class 2	7,193	34,453
Columbia Small Company Growth Fund, Variable Series - Class 1	2	2
Columbia Funds Variable Series Trust II:		
Columbia VP Large Cap Growth Fund - Class 1	—	61
Deutsche Variable Series I:		
Deutsche Core Equity VIP - Class B	862	86
Deutsche Variable Series II:		
Deutsche Alternative Asset Allocation VIP - Class B	272	3
Deutsche High Income VIP - Class B	92	45
Eaton Vance Variable Trust:		
Eaton Vance VT Floating-Rate Income Fund - Initial Class	1,975	391
Eaton Vance VT Large-Cap Value Fund - Initial Class	25	221
Federated Insurance Series:		
Federated High Income Bond Fund II - Service Shares	224	10
Federated Kaufmann Fund II - Service Shares	10	—
Fidelity Variable Insurance Products:		
Fidelity® VIP Strategic Income Portfolio - Service Class 2	2,650	307
Fidelity Variable Insurance Products II:		
Fidelity® VIP Disciplined Small Cap Portfolio - Service Class 2	272	7

	Purchases	Sales
	(Dollars in thousands)	
Fidelity Variable Insurance Products V:		
Fidelity® VIP FundsManager 20% Portfolio - Service Class 2	$ 22	$ 3
Fidelity® VIP FundsManager 60% Portfolio - Service Class 2	362	2
Fidelity® VIP FundsManager 85% Portfolio - Service Class 2	54	9
Franklin Templeton Variable Insurance Products Trust:		
Franklin Small Cap Value VIP Fund - Class 2	836	1,659
Franklin Strategic Income VIP Fund - Class 2	515	235
Templeton Global Bond VIP Fund - Class 2	2,326	248
Ivy Equity Funds:		
Ivy VIP Advantus Real Estate Securities - Class II	187	4
Ivy Funds Variable Insurance Portfolios:		
Ivy VIP Small Cap Core - Class II	120	—
Ivy VIP Asset Strategy	70	52
Ivy VIP Balanced	481	13
Ivy VIP Energy	342	207
Ivy VIP High Income	603	285
Ivy VIP International Core Equity	3	16
Ivy VIP Mid Cap Growth	48	87
Ivy VIP Science and Technology	292	246
Ivy VIP Small Cap Growth	279	20
Janus Aspen Series:		
Janus Henderson Balanced Portfolio - Service Shares	1,760	91
Janus Henderson Enterprise Portfolio - Institutional Shares	1,396	97
Janus Henderson Flexible Bond Portfolio - Service Shares	494	521
Legg Mason Partners Equity Trust:		
ClearBridge Variable Aggressive Growth Portfolio II	87	23
Legg Mason Partners Variable Equity Trust:		
ClearBridge Variable Mid Cap Portfolio - Class II	128	42
Legg Mason Partners Variable Income Trust:		
Western Asset Core Plus VIT Portfolio - Class I	2	1
MFS Series Trust VIII:		
MFS VIT II Strategic Income Portfolio - Service Class	287	5
MFS Variable Insurance Trust:		
MFS VIT Research Series Portfolio - Service Class	321	37
MFS Variable Insurance Trust II:		
MFS VIT International Value Portfolio - Service Class	351	1
MFS VIT Value Series - Service Class	242	11
MFS Variable Insurance Trust III:		
MFS VIT III Global Real Estate Portfolio - Service Class	567	7
Oppenheimer Integrity Funds:		
Oppenheimer Total Return Bond Fund/VA - Service Shares	209	3
Oppenheimer Main Street Fund:		
Oppenheimer Main Street Fund®/VA	462	3
Oppenheimer Main Street Small Cap Fund®/VA - Service Shares	174	502

	Purchases	Sales
	(Dollars in thousands)	
Oppenheimer Variable Account Funds:		
Oppenheimer Discovery Mid Cap Growth Fund/VA	$ 244	$ 15
Oppenheimer International Growth Fund/VA - Service Shares	591	121
PIMCO Variable Insurance Trust:		
PIMCO All Asset Portfolio - Administrative Class	127	20
PIMCO Low Duration Portfolio - Administrative Class	913	183
PIMCO Real Return Portfolio - Administrative Class	368	897
PIMCO Short-Term Portfolio - Administrative Class	2,319	2,125
PIMCO Total Return Portfolio - Administrative Class	5,379	1,666
ProFunds:		
ProFund VP Bull	215	1,952
ProFund VP Europe 30	54	1,264
ProFund VP Rising Rates Opportunity	125	662
Putnam Variable Trust:		
Putnam VT American Government Income Fund - Class 1B	430	200
Putnam VT Income Fund - Class 1B	330	286
Putnam VT International Equity Fund - Class 1B	35	2
Putnam VT International Value Fund - Class 1B	2	2
Putnam VT Investors Fund - Class 1B	104	30
Putnam VT Small Cap Value Fund - Class 1B	107	48
T. Rowe Price Equity Series, Inc.:		
T. Rowe Price Blue Chip Growth Portfolio - II	1,905	234
T. Rowe Price Health Sciences Portfolio - II	2,189	311
Variable Insurance Trust:		
MFS VIT Utilities Series Portfolio - Service Class	883	62
Voya Balanced Portfolio, Inc.:		
Voya Balanced Portfolio - Class S	653	1,211
Voya Intermediate Bond Portfolio:		
Voya Intermediate Bond Portfolio - Class A	2,497	1,643
Voya Intermediate Bond Portfolio - Class S	107,758	434,277
Voya Investors Trust:		
Voya Global Perspectives® Portfolio - Class A	3,873	35,009
Voya Government Liquid Assets Portfolio - Service Class	54,787	165,433
Voya Government Liquid Assets Portfolio - Service 2 Class	13,515	12,335
Voya High Yield Portfolio - Adviser Class	708	201
Voya High Yield Portfolio - Service Class	31,482	91,903
Voya Large Cap Growth Portfolio - Adviser Class	124,803	440,713
Voya Large Cap Growth Portfolio - Institutional Class	7	3
Voya Large Cap Growth Portfolio - Service Class	108,113	385,909
Voya Large Cap Growth Portfolio - Service 2 Class	1,235	3,881
Voya Large Cap Value Portfolio - Adviser Class	139	29
Voya Large Cap Value Portfolio - Service Class	19,736	231,058
Voya Limited Maturity Bond Portfolio - Service Class	567	5,443
Voya Multi-Manager Large Cap Core Portfolio - Service Class	7,132	17,696
Voya Retirement Conservative Portfolio - Adviser Class	28,156	95,018

	Purchases	Sales
	(Dollars in thousands)	
Voya Investors Trust (continued):		
Voya Retirement Growth Portfolio - Adviser Class	$ 263,631	$ 737,624
Voya Retirement Moderate Growth Portfolio - Adviser Class	184,061	455,719
Voya Retirement Moderate Portfolio - Adviser Class	80,707	221,084
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	279	66
VY® BlackRock Inflation Protected Bond Portfolio - Service Class	7,591	39,207
VY® Clarion Global Real Estate Portfolio - Adviser Class	56	336
VY® Clarion Global Real Estate Portfolio - Service Class	4,968	19,389
VY® Clarion Global Real Estate Portfolio - Service 2 Class	52	191
VY® Clarion Real Estate Portfolio - Adviser Class	314	190
VY® Clarion Real Estate Portfolio - Service Class	5,503	54,754
VY® Clarion Real Estate Portfolio - Service 2 Class	645	3,719
VY® FMR® Diversified Mid Cap Portfolio - Adviser Class	85	272
VY® FMR® Diversified Mid Cap Portfolio - Service Class	109,289	541,684
VY® FMR® Diversified Mid Cap Portfolio - Service 2 Class	5,119	26,246
VY® Franklin Income Portfolio - Adviser Class	1,819	236
VY® Franklin Income Portfolio - Service Class	21,480	90,002
VY® Franklin Income Portfolio - Service 2 Class	349	3,032
VY® Invesco Growth and Income Portfolio - Adviser Class	860	93
VY® Invesco Growth and Income Portfolio - Service Class	40,669	100,805
VY® Invesco Growth and Income Portfolio - Service 2 Class	3,298	10,803
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	1,351	55
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	21,969	82,283
VY® JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	113	4,748
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	695	55
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	21,346	80,524
VY® JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	1,593	7,937
VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	928	273
VY® Morgan Stanley Global Franchise Portfolio - Service Class	25,212	89,194
VY® Morgan Stanley Global Franchise Portfolio - Service 2 Class	4,028	13,645
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	13,523	976
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	163,598	547,606
VY® T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	4,457	16,719
VY® T. Rowe Price Equity Income Portfolio - Adviser Class	951	108
VY® T. Rowe Price Equity Income Portfolio - Service Class	66,556	168,295
VY® T. Rowe Price Equity Income Portfolio - Service 2 Class	2,195	5,981
VY® T. Rowe Price International Stock Portfolio - Adviser Class	352	81
VY® T. Rowe Price International Stock Portfolio - Service Class	24,788	43,234
VY® Templeton Global Growth Portfolio - Service Class	7,708	46,715
VY® Templeton Global Growth Portfolio - Service 2 Class	418	852
Voya Mutual Funds:		
Voya Diversified International Fund - Class R	—	80
Voya Partners, Inc.:		
Voya Global Bond Portfolio - Adviser Class	239	31
Voya Global Bond Portfolio - Service Class	280	643

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Purchases	Sales
	(Dollars in thousands)	
Voya Partners, Inc. (continued):		
Voya Solution 2025 Portfolio - Adviser Class	$ 166	$ 41
Voya Solution 2025 Portfolio - Service Class	855	1,763
Voya Solution 2035 Portfolio - Adviser Class	119	4
Voya Solution 2035 Portfolio - Service Class	365	568
Voya Solution 2045 Portfolio - Adviser Class	43	4
Voya Solution 2045 Portfolio - Service Class	42	110
Voya Solution 2055 Portfolio - Adviser Class	92	—
Voya Solution Income Portfolio - Adviser Class	121	238
Voya Solution Income Portfolio - Service Class	1,324	1,848
Voya Solution Moderately Aggressive Portfolio - Service Class	18,588	101,546
VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	671	104
VY® American Century Small-Mid Cap Value Portfolio - Service Class	445	388
VY® Baron Growth Portfolio - Adviser Class	497	73
VY® Baron Growth Portfolio - Service Class	57,763	84,036
VY® Columbia Contrarian Core Portfolio - Adviser Class	314	39
VY® Columbia Contrarian Core Portfolio - Service Class	19,066	59,499
VY® Columbia Small Cap Value II Portfolio - Adviser Class	568	77
VY® Columbia Small Cap Value II Portfolio - Service Class	4,967	29,172
VY® Invesco Comstock Portfolio - Service Class	17,942	65,791
VY® Invesco Equity and Income Portfolio - Adviser Class	153	109
VY® Invesco Equity and Income Portfolio - Initial Class	200	441
VY® Invesco Equity and Income Portfolio - Service Class	24,013	134,312
VY® Invesco Equity and Income Portfolio - Service 2 Class	28,692	78,486
VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	1,154	53
VY® JPMorgan Mid Cap Value Portfolio - Service Class	13,045	37,750
VY® Oppenheimer Global Portfolio - Adviser Class	598	220
VY® Oppenheimer Global Portfolio - Initial Class	144	878
VY® Oppenheimer Global Portfolio - Service Class	35,002	25,249
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	702	2
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	1,001	1,519
VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	1,074	485
VY® T. Rowe Price Growth Equity Portfolio - Service Class	59,555	68,707
VY® Templeton Foreign Equity Portfolio - Adviser Class	585	74
VY® Templeton Foreign Equity Portfolio - Service Class	10,519	102,050
Voya Strategic Allocation Portfolios, Inc.:		
Voya Strategic Allocation Conservative Portfolio - Class S	107	297
Voya Strategic Allocation Growth Portfolio - Class S	144	157
Voya Strategic Allocation Moderate Portfolio - Class S	60	75
Voya Variable Funds:		
Voya Growth and Income Portfolio - Class A	126,490	246,507
Voya Growth and Income Portfolio - Class I	129	220
Voya Growth and Income Portfolio - Class S	63,817	138,738
Voya Variable Portfolios, Inc.:		
Voya Euro STOXX 50® Index Portfolio - Class A	9,612	11,189

	Purchases	Sales
	(Dollars in thousands)	
Voya Variable Portfolios, Inc. (continued):		
Voya FTSE 100® Index Portfolio - Class A	$ 1,240	$ 1,255
Voya Global Equity Portfolio - Class A	16	8
Voya Global Equity Portfolio - Class S	9,294	102,172
Voya Global Equity Portfolio - Class T	5,783	15,840
Voya Hang Seng Index Portfolio - Class S	5,058	8,787
Voya Index Plus LargeCap Portfolio - Class S	3,333	25,838
Voya Index Plus MidCap Portfolio - Class S	6,904	26,373
Voya Index Plus SmallCap Portfolio - Class S	6,781	23,181
Voya International Index Portfolio - Class A	22,235	156,665
Voya International Index Portfolio - Class S	892	8,729
Voya Japan TOPIX® Index Portfolio - Class A	2,375	3,840
Voya Russell™ Large Cap Growth Index Portfolio - Class S	25,047	65,596
Voya Russell™ Large Cap Index Portfolio - Class A	1,349	47
Voya Russell™ Large Cap Index Portfolio - Class S	21,585	101,605
Voya Russell™ Large Cap Value Index Portfolio - Class I	2	6
Voya Russell™ Large Cap Value Index Portfolio - Class S	22,759	76,415
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	5,999	65,093
Voya Russell™ Mid Cap Index Portfolio - Class A	1,801	112
Voya Russell™ Mid Cap Index Portfolio - Class S	26,622	76,254
Voya Russell™ Small Cap Index Portfolio - Class A	1,302	101
Voya Russell™ Small Cap Index Portfolio - Class S	29,020	66,883
Voya Small Company Portfolio - Class A	412	4
Voya Small Company Portfolio - Class S	18,406	34,899
Voya U.S. Bond Index Portfolio - Class S	17,491	64,403
Voya Variable Products Trust:		
Voya MidCap Opportunities Portfolio - Class A	613	308
Voya MidCap Opportunities Portfolio - Class S	546,514	191,089
Voya SmallCap Opportunities Portfolio - Class A	649	208
Voya SmallCap Opportunities Portfolio - Class S	2,813	13,238
Wells Fargo Funds Trust:		
Wells Fargo VT Omega Growth Fund - Class 2	30	292
Wells Fargo Variable Trust:		
Wells Fargo VT Index Asset Allocation Fund - Class 2	59	156
Wells Fargo VT Small Cap Growth Fund - Class 2	7	10

7. Changes in Units

The changes in units outstanding for the years ended December 31, 2017 and 2016 are shown in the following table.

| | YTD December 31 | | | | | |
| | **2017** | | | **2016** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
AIM Variable Insurance Funds:						
Invesco V.I. Balanced-Risk Allocation Fund - Series II Shares	5,243	1,977	3,266	8,064	1	8,063
American Funds Insurance Series®:						
Blue Chip Income & Growth Fund - Class 4	333,695	26,677	307,018	44,973	1,759	43,214
Bond Fund - Class 4	88,449	12,538	75,911	87,478	24,841	62,637
Capital Income Builder Fund - Class 4	164,551	27,693	136,858	67,388	1,891	65,497
Global Growth Fund - Class 4	89,638	26,269	63,369	51,833	2,212	49,621
Growth Fund - Class 4	315,531	31,679	283,852	171,461	13,553	157,908
International Fund - Class 4	79,922	7,265	72,657	51,000	18,007	32,993
New World Fund - Class 4	51,547	8,775	42,772	21,886	8,403	13,483
BlackRock Variable Series Funds, Inc.:						
BlackRock Equity Dividend V.I. Fund - Class III	201,713	22,148	179,565	133,209	13,115	120,094
BlackRock Global Allocation V.I. Fund - Class III	3,205,761	12,282,895	(9,077,134)	2,943,912	13,676,394	(10,732,482)
BlackRock High Yield V.I. Fund - Class III	152,739	12,053	140,686	52,869	5,645	47,224
BlackRock iShares Alternative Strategies V.I. Fund - Class III	56,214	919	55,295	6,141	90	6,051
BlackRock iShares Dynamic Allocation V.I. Fund - Class III	10,166	164	10,002	255	1,585	(1,330)
Columbia Funds Series Trust II:						
Columbia VP Seligman Global Technology Fund - Class 2	118,132	1,118	117,014	—	—	—
Columbia Funds Variable Insurance Trust:						
Columbia Asset Allocation Fund, Variable Series - Class 1	54	7,008	(6,954)	—	94	(94)
Columbia Small Cap Value Fund, Variable Series - Class 2	124,459	1,055,158	(930,699)	14,417	707,499	(693,082)
Columbia Small Company Growth Fund, Variable Series - Class 1	—	34	(34)	—	37	(37)
Columbia Funds Variable Series Trust II:						
Columbia VP Large Cap Growth Fund - Class 1	—	4,269	(4,269)	—	119	(119)
Deutsche Variable Series I:						
Deutsche Core Equity VIP - Class B	67,107	1,266	65,841	6,010	—	6,010
Deutsche Variable Series II:						
Deutsche Alternative Asset Allocation VIP - Class B	25,715	229	25,486	4,526	32	4,494

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	YTD December 31					
	2017			**2016**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Deutsche Variable Series II (continued):						
Deutsche High Income VIP - Class B	8,889	4,884	4,005	4,957	1,874	3,083
Eaton Vance Variable Trust:						
Eaton Vance VT Floating-Rate Income Fund - Initial Class	205,586	59,710	145,876	130,579	36,866	93,713
Eaton Vance VT Large-Cap Value Fund - Initial Class	2,631	21,012	(18,381)	12,276	3,374	8,902
Federated Insurance Series:						
Federated High Income Bond Fund II - Service Shares	21,990	1,005	20,985	—	—	—
Federated Kaufmann Fund II - Service Shares	930	—	930	—	—	—
Fidelity® Variable Insurance Products:						
Fidelity® VIP Strategic Income Portfolio - Service Class 2	268,418	60,043	208,375	92,054	11,617	80,437
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Disciplined Small Cap Portfolio - Service Class 2	23,533	874	22,659	2,237	—	2,237
Fidelity® Variable Insurance Products V:						
Fidelity® VIP FundsManager 20% Portfolio - Service Class 2	1,902	300	1,602	9,734	—	9,734
Fidelity® VIP FundsManager 60% Portfolio - Service Class 2	30,516	95	30,421	6,420	12	6,408
Fidelity® VIP FundsManager 85% Portfolio - Service Class 2	4,437	843	3,594	1,458	—	1,458
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value VIP Fund - Class 2	6,346	47,710	(41,364)	6,962	48,351	(41,389)
Franklin Strategic Income VIP Fund - Class 2	47,766	23,432	24,334	73,540	3,372	70,168
Templeton Global Bond VIP Fund - Class 2	231,582	33,487	198,095	143,132	26,423	116,709
Ivy Equity Funds:						
Ivy VIP Advantus Real Estate Securities - Class II	18,500	315	18,185	—	—	—
Ivy Funds Variable Insurance Portfolios:						
Ivy VIP Small Cap Core - Class II	11,053	2	11,051	—	—	—
Ivy VIP Asset Strategy	6,454	5,064	1,390	28,276	4,338	23,938
Ivy VIP Balanced	44,013	558	43,455	6,447	27	6,420
Ivy VIP Energy	33,421	20,106	13,315	35,093	13,464	21,629
Ivy VIP High Income	55,142	30,559	24,583	71,895	8,623	63,272
Ivy VIP International Core Equity	580	1,819	(1,239)	1,752	—	1,752
Ivy VIP Mid Cap Growth	3,206	8,034	(4,828)	26,465	6,813	19,652
Ivy VIP Science and Technology	21,992	24,298	(2,306)	65,709	19,406	46,303
Ivy VIP Small Cap Growth	23,798	2,000	21,798	8,884	1,056	7,828

| | YTD December 31 | | | | | |
| | **2017** | | | **2016** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Janus Aspen Series:						
Janus Henderson Balanced Portfolio - Service Shares	159,616	12,014	147,602	82,148	17,865	64,283
Janus Henderson Enterprise Portfolio - Institutional Shares	111,947	9,313	102,634	25,456	7,998	17,458
Janus Henderson Flexible Bond Portfolio - Service Shares	48,063	53,088	(5,025)	128,676	15,712	112,964
Legg Mason Partners Equity Trust:						
ClearBridge Variable Aggressive Growth Portfolio II	7,705	2,233	5,472	—	—	—
Legg Mason Partners Variable Equity Trust:						
ClearBridge Variable Mid Cap Portfolio - Class II	11,099	3,995	7,104	2,819	35	2,784
Legg Mason Partners Variable Income Trust:						
Western Asset Core Plus VIT Portfolio - Class I	17	11	6	—	916	(916)
MFS Series Trust VIII:						
MFS VIT II Strategic Income Portfolio - Service Class	27,761	490	27,271	—	—	—
MFS Variable Insurance Trust:						
MFS VIT Research Series Portfolio - Service Class	26,271	2,852	23,419	4,103	159	3,944
MFS Variable Insurance Trust II:						
MFS VIT International Value Portfolio - Service Class	31,078	—	31,078	—	—	—
MFS VIT Value Series - Service Class	21,278	43	21,235	—	—	—
MFS Variable Insurance Trust III:						
MFS VIT III Global Real Estate Portfolio - Service Class	55,552	493	55,059	—	—	—
Oppenheimer Integrity Funds:						
Oppenheimer Total Return Bond Fund/VA - Service Shares	20,545	248	20,297	—	—	—
Oppenheimer Main Street Fund:						
Oppenheimer Main Street Fund®/VA	43,174	174	43,000	—	—	—
Oppenheimer Main Street Small Cap Fund®/VA - Service Shares	1,542	12,625	(11,083)	785	12,322	(11,537)
Oppenheimer Variable Account Funds:						
Oppenheimer Discovery Mid Cap Growth Fund/VA	18,407	736	17,671	2,761	23	2,738
Oppenheimer International Growth Fund/VA - Service Shares	54,152	11,933	42,219	57,458	736	56,722
PIMCO Variable Insurance Trust:						
PIMCO All Asset Portfolio - Administrative Class	10,079	893	9,186	8,078	—	8,078
PIMCO Low Duration Portfolio - Administrative Class	89,780	17,735	72,045	65,321	13,026	52,295
PIMCO Real Return Portfolio - Administrative Class	21,622	64,039	(42,417)	34,977	60,257	(25,280)
PIMCO Short-Term Portfolio - Administrative Class	265,028	246,795	18,233	277,414	139,776	137,638

| | YTD December 31 | | | | | |
| | **2017** | | | **2016** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
PIMCO Variable Insurance Trust (continued):						
PIMCO Total Return Portfolio - Administrative Class	553,292	197,338	355,954	213,744	175,811	37,933
ProFunds:						
ProFund VP Bull	16,585	138,197	(121,612)	6,041	112,170	(106,129)
ProFund VP Europe 30	25,488	138,627	(113,139)	2,298	57,987	(55,689)
ProFund VP Rising Rates Opportunity	185,560	460,187	(274,627)	132,327	243,121	(110,794)
Putnam Variable Trust:						
Putnam VT American Government Income Fund - Class 1B	42,287	20,519	21,768	69,082	7,865	61,217
Putnam VT Income Fund - Class 1B	29,907	29,030	877	55,153	1,777	53,376
Putnam VT International Equity Fund - Class 1B	3,011	232	2,779	472	10	462
Putnam VT International Value Fund - Class 1B	166	223	(57)	790	—	790
Putnam VT Investors Fund - Class 1B	8,231	2,507	5,724	12,152	3,117	9,035
Putnam VT Small Cap Value Fund - Class 1B	8,596	3,961	4,635	4,935	1,895	3,040
T. Rowe Price Equity Series, Inc.:						
T. Rowe Price Blue Chip Growth Portfolio - II	160,320	30,787	129,533	168,889	15,528	153,361
T. Rowe Price Health Sciences Portfolio - II	191,542	38,989	152,553	171,540	47,192	124,348
Variable Insurance Trust:						
MFS VIT Utilities Series Portfolio - Service Class	78,783	8,192	70,591	32,656	13,230	19,426
Voya Balanced Portfolio, Inc.:						
Voya Balanced Portfolio - Class S	31,170	63,704	(32,534)	1,412	31,771	(30,359)
Voya Intermediate Bond Portfolio:						
Voya Intermediate Bond Portfolio - Class A	265,528	188,768	76,760	282,905	58,867	224,038
Voya Intermediate Bond Portfolio - Class S	17,652,788	41,663,395	(24,010,607)	21,482,269	44,360,909	(22,878,640)
Voya Investors Trust:						
Voya Global Perspectives® Portfolio - Class A	544,767	3,427,998	(2,883,231)	847,013	2,929,566	(2,082,553)
Voya Government Liquid Assets Portfolio - Service Class	15,993,624	23,868,176	(7,874,552)	22,120,840	25,710,714	(3,589,874)
Voya Government Liquid Assets Portfolio - Service 2 Class	1,568,018	1,460,753	107,265	1,349,071	1,330,527	18,544
Voya High Yield Portfolio - Adviser Class	63,135	18,650	44,485	34,328	327	34,001
Voya High Yield Portfolio - Service Class	2,357,597	6,275,838	(3,918,241)	3,565,569	5,520,022	(1,954,453)
Voya Large Cap Growth Portfolio - Adviser Class	5,006,383	28,171,549	(23,165,166)	3,493,295	20,596,385	(17,103,090)
Voya Large Cap Growth Portfolio - Institutional Class	—	165	(165)	—	134	(134)
Voya Large Cap Growth Portfolio - Service Class	1,500,234	14,484,020	(12,983,786)	372,811	10,744,446	(10,371,635)

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

| | **YTD December 31** | | | | | |
| | **2017** | | | **2016** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Voya Investors Trust (continued):						
Voya Large Cap Growth Portfolio - Service 2 Class	22,058	150,693	(128,635)	2,163	103,957	(101,794)
Voya Large Cap Value Portfolio - Adviser Class	12,369	2,677	9,692	18,643	1,091	17,552
Voya Large Cap Value Portfolio - Service Class	2,587,498	15,016,096	(12,428,598)	1,801,762	12,261,437	(10,459,675)
Voya Limited Maturity Bond Portfolio - Service Class	30,548	266,011	(235,463)	10,526	234,679	(224,153)
Voya Multi-Manager Large Cap Core Portfolio - Service Class	405,396	1,067,149	(661,753)	537,062	985,809	(448,747)
Voya Retirement Conservative Portfolio - Adviser Class	5,190,123	12,119,048	(6,928,925)	10,464,437	9,863,993	600,444
Voya Retirement Growth Portfolio - Adviser Class	12,934,908	59,378,130	(46,443,222)	3,150,394	40,718,310	(37,567,916)
Voya Retirement Moderate Growth Portfolio - Adviser Class	6,873,406	35,514,728	(28,641,322)	3,197,025	29,161,284	(25,964,259)
Voya Retirement Moderate Portfolio - Adviser Class	4,250,912	18,816,528	(14,565,616)	3,277,970	16,589,488	(13,311,518)
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	28,848	7,386	21,462	35,344	6,397	28,947
VY® BlackRock Inflation Protected Bond Portfolio - Service Class	2,342,758	5,104,170	(2,761,412)	3,706,139	5,007,850	(1,301,711)
VY® Clarion Global Real Estate Portfolio - Adviser Class	7,870	38,144	(30,274)	54,841	4,311	50,530
VY® Clarion Global Real Estate Portfolio - Service Class	419,196	1,571,949	(1,152,753)	56,084	1,061,949	(1,005,865)
VY® Clarion Global Real Estate Portfolio - Service 2 Class	4,803	16,111	(11,308)	456	16,588	(16,132)
VY® Clarion Real Estate Portfolio - Adviser Class	31,336	20,217	11,119	60,538	10,470	50,068
VY® Clarion Real Estate Portfolio - Service Class	111,962	667,153	(555,191)	13,787	430,969	(417,182)
VY® Clarion Real Estate Portfolio - Service 2 Class	26,791	125,669	(98,878)	4,727	95,497	(90,770)
VY® FMR® Diversified Mid Cap Portfolio - Adviser Class	3,069	24,311	(21,242)	18,895	2,269	16,626
VY® FMR® Diversified Mid Cap Portfolio - Service Class	835,855	21,023,005	(20,187,150)	461,167	4,025,441	(3,564,274)
VY® FMR® Diversified Mid Cap Portfolio - Service 2 Class	14,321	846,019	(831,698)	6,948	186,720	(179,772)
VY® Franklin Income Portfolio - Adviser Class	190,138	48,857	141,281	20,572	4,737	15,835
VY® Franklin Income Portfolio - Service Class	2,406,789	7,412,899	(5,006,110)	2,585,982	6,398,697	(3,812,715)
VY® Franklin Income Portfolio - Service 2 Class	32,835	219,451	(186,616)	35,207	110,266	(75,059)
VY® Invesco Growth and Income Portfolio - Adviser Class	72,188	10,603	61,585	19,101	2,638	16,463
VY® Invesco Growth and Income Portfolio - Service Class	1,310,116	3,062,294	(1,752,178)	1,516,511	1,748,830	(232,319)
VY® Invesco Growth and Income Portfolio - Service 2 Class	76,486	447,463	(370,977)	17,815	310,416	(292,601)
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	113,612	5,686	107,926	24,626	101	24,525
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	3,113,645	5,561,705	(2,448,060)	1,961,842	4,188,568	(2,226,726)
VY® JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	22,379	160,764	(138,385)	1,202	111,595	(110,393)
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	57,417	5,739	51,678	24,775	4,135	20,640

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	YTD December 31					
	2017			**2016**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Voya Investors Trust (continued):						
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	1,149,107	3,460,418	(2,311,311)	1,209,235	2,713,016	(1,503,781)
VY® JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	26,988	251,441	(224,453)	424	187,749	(187,325)
VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	71,459	22,708	48,751	96,875	12,488	84,387
VY® Morgan Stanley Global Franchise Portfolio - Service Class	852,866	3,651,780	(2,798,914)	1,848,881	2,979,554	(1,130,673)
VY® Morgan Stanley Global Franchise Portfolio - Service 2 Class	83,394	479,287	(395,893)	29,890	307,121	(277,231)
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	1,173,612	177,011	996,601	1,363,184	119,985	1,243,199
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	3,104,928	9,937,344	(6,832,416)	5,094,387	8,666,243	(3,571,856)
VY® T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	102,358	605,218	(502,860)	72,753	517,125	(444,372)
VY® T. Rowe Price Equity Income Portfolio - Adviser Class	79,367	10,246	69,121	26,338	6,119	20,219
VY® T. Rowe Price Equity Income Portfolio - Service Class	1,575,113	5,070,216	(3,495,103)	1,783,708	3,095,820	(1,312,112)
VY® T. Rowe Price Equity Income Portfolio - Service 2 Class	37,590	266,716	(229,126)	24,505	167,656	(143,151)
VY® T. Rowe Price International Stock Portfolio - Adviser Class	30,675	8,544	22,131	11,197	2	11,195
VY® T. Rowe Price International Stock Portfolio - Service Class	2,797,341	3,813,804	(1,016,463)	1,208,686	2,253,865	(1,045,179)
VY® Templeton Global Growth Portfolio - Service Class	530,912	1,960,950	(1,430,038)	319,282	1,541,280	(1,221,998)
VY® Templeton Global Growth Portfolio - Service 2 Class	26,463	42,406	(15,943)	2,918	40,844	(37,926)
Voya Mutual Funds:						
Voya Diversified International Fund - Class R	—	7,354	(7,354)	—	679	(679)
Voya Partners, Inc.:						
Voya Global Bond Portfolio - Adviser Class	23,067	3,322	19,745	16,852	1,899	14,953
Voya Global Bond Portfolio - Service Class	13,408	42,880	(29,472)	20,809	55,513	(34,704)
Voya Solution 2025 Portfolio - Adviser Class	13,242	3,587	9,655	32,025	830	31,195
Voya Solution 2025 Portfolio - Service Class	8,956	97,016	(88,060)	12,975	141,090	(128,115)
Voya Solution 2035 Portfolio - Adviser Class	9,896	364	9,532	2,204	3	2,201
Voya Solution 2035 Portfolio - Service Class	1,056	27,924	(26,868)	3,313	49,353	(46,040)
Voya Solution 2045 Portfolio - Adviser Class	3,590	359	3,231	1,133	2	1,131
Voya Solution 2045 Portfolio - Service Class	357	5,437	(5,080)	367	6,180	(5,813)
Voya Solution 2055 Portfolio - Adviser Class	8,166	1	8,165	—	—	—
Voya Solution Income Portfolio - Adviser Class	10,464	22,806	(12,342)	50,071	8,000	42,071
Voya Solution Income Portfolio - Service Class	63,868	115,017	(51,149)	34,898	129,120	(94,222)
Voya Solution Moderately Aggressive Portfolio - Service Class	1,806,128	9,940,762	(8,134,634)	868,174	9,774,322	(8,906,148)
VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	57,527	11,985	45,542	51,534	4,858	46,676

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

		Year ended December 31				
	2017			**2016**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Voya Partners, Inc. (continued):						
VY® American Century Small-Mid Cap Value Portfolio - Service Class	17,914	19,474	(1,560)	17,693	7,484	10,209
VY® Baron Growth Portfolio - Adviser Class	36,071	6,967	29,104	33,634	7,759	25,875
VY® Baron Growth Portfolio - Service Class	2,285,323	4,787,929	(2,502,606)	854,944	3,953,328	(3,098,384)
VY® Columbia Contrarian Core Portfolio - Adviser Class	19,520	2,576	16,944	45,076	5,183	39,893
VY® Columbia Contrarian Core Portfolio - Service Class	874,788	3,933,105	(3,058,317)	1,601,488	3,491,375	(1,889,887)
VY® Columbia Small Cap Value II Portfolio - Adviser Class	47,959	6,146	41,813	25,229	3,746	21,483
VY® Columbia Small Cap Value II Portfolio - Service Class	224,865	1,720,909	(1,496,044)	29,358	1,193,203	(1,163,845)
VY® Invesco Comstock Portfolio - Service Class	1,758,023	3,980,652	(2,222,629)	776,523	2,796,897	(2,020,374)
VY® Invesco Equity and Income Portfolio - Adviser Class	64,463	9,583	54,880	49,131	3,952	45,179
VY® Invesco Equity and Income Portfolio - Initial Class	50	12,962	(12,912)	4	7,443	(7,439)
VY® Invesco Equity and Income Portfolio - Service Class	623,808	7,066,695	(6,442,887)	193,066	6,729,316	(6,536,250)
VY® Invesco Equity and Income Portfolio - Service 2 Class	2,910,867	7,699,289	(4,788,422)	2,231,546	6,480,131	(4,248,585)
VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	96,721	6,218	90,503	58,850	9,342	49,508
VY® JPMorgan Mid Cap Value Portfolio - Service Class	176,830	1,720,651	(1,543,821)	27,961	1,442,777	(1,414,816)
VY® Oppenheimer Global Portfolio - Adviser Class	53,525	23,603	29,922	29,882	57,103	(27,221)
VY® Oppenheimer Global Portfolio - Initial Class	836	32,587	(31,751)	950	23,255	(22,305)
VY® Oppenheimer Global Portfolio - Service Class	2,776,397	2,138,633	637,764	347,216	2,462,323	(2,115,107)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	65,223	66	65,157	—	—	—
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	8,964	41,333	(32,369)	13,083	34,487	(21,404)
VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	74,030	47,461	26,569	93,135	9,236	83,899
VY® T. Rowe Price Growth Equity Portfolio - Service Class	3,840,453	5,689,240	(1,848,787)	3,365,635	7,360,374	(3,994,739)
VY® Templeton Foreign Equity Portfolio - Adviser Class	50,484	7,431	43,053	11,766	3,946	7,820
VY® Templeton Foreign Equity Portfolio - Service Class	2,556,616	10,325,520	(7,768,904)	1,722,895	8,347,883	(6,624,988)
Voya Strategic Allocation Portfolios, Inc.:						
Voya Strategic Allocation Conservative Portfolio - Class S	3,478	14,319	(10,841)	—	11,623	(11,623)
Voya Strategic Allocation Growth Portfolio - Class S	6,932	7,481	(549)	135	952	(817)
Voya Strategic Allocation Moderate Portfolio - Class S	1,972	2,958	(986)	102	1,889	(1,787)
Voya Variable Funds:						
Voya Growth and Income Portfolio - Class A	3,484,131	16,326,154	(12,842,023)	1,555,112	11,498,623	(9,943,511)
Voya Growth and Income Portfolio - Class I	31	11,463	(11,432)	58	6,709	(6,651)
Voya Growth and Income Portfolio - Class S	1,103,472	9,475,452	(8,371,980)	216,725	7,004,026	(6,787,301)

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

| | **Year ended December 31** | | | | | |
| | **2017** | | | **2016** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Variable Portfolios, Inc.:						
Voya Euro STOXX 50® Index Portfolio - Class A	1,305,420	1,492,016	(186,596)	473,595	1,574,379	(1,100,784)
Voya FTSE 100® Index Portfolio - Class A	100,594	119,449	(18,855)	97,568	214,078	(116,510)
Voya Global Equity Portfolio - Class A	1,442	742	700	1,748	715	1,033
Voya Global Equity Portfolio - Class S	1,120,269	9,711,909	(8,591,640)	344,712	8,843,416	(8,498,704)
Voya Global Equity Portfolio - Class T	827,551	1,793,992	(966,441)	1,187,007	2,714,586	(1,527,579)
Voya Global Equity Portfolio - Class T	527,999	734,949	(206,950)	234,602	644,264	(409,662)
Voya Index Plus LargeCap Portfolio - Class S	163,905	1,451,248	(1,287,343)	77,694	922,571	(844,877)
Voya Index Plus MidCap Portfolio - Class S	148,241	1,155,018	(1,006,777)	31,173	583,634	(552,461)
Voya Index Plus SmallCap Portfolio - Class S	140,955	1,053,859	(912,904)	29,460	540,985	(511,525)
Voya International Index Portfolio - Class A	5,287,272	18,237,402	(12,950,130)	2,820,450	13,375,889	(10,555,439)
Voya International Index Portfolio - Class S	124,101	955,338	(831,237)	55,718	747,579	(691,861)
Voya Japan TOPIX® Index Portfolio - Class A	217,811	341,734	(123,923)	327,421	1,331,697	(1,004,276)
Voya Russell™ Large Cap Growth Index Portfolio - Class S	2,013,347	3,197,497	(1,184,150)	3,369,963	4,186,455	(816,492)
Voya Russell™ Large Cap Index Portfolio - Class A	121,525	3,532	117,993	—	—	—
Voya Russell™ Large Cap Index Portfolio - Class S	3,471,132	7,929,889	(4,458,757)	5,106,752	6,834,013	(1,727,261)
Voya Russell™ Large Cap Value Index Portfolio - Class I	27	412	(385)	—	1,854	(1,854)
Voya Russell™ Large Cap Value Index Portfolio - Class S	1,845,788	4,060,014	(2,214,226)	2,704,258	3,970,220	(1,265,962)
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	881,665	2,882,326	(2,000,661)	1,591,017	2,545,012	(953,995)
Voya Russell™ Mid Cap Index Portfolio - Class A	146,820	12,085	134,735	127,371	12,759	114,612
Voya Russell™ Mid Cap Index Portfolio - Class S	2,025,185	5,429,134	(3,403,949)	5,118,104	4,111,318	1,006,786
Voya Russell™ Small Cap Index Portfolio - Class A	104,250	9,735	94,515	77,636	5,987	71,649
Voya Russell™ Small Cap Index Portfolio - Class S	2,237,260	4,930,317	(2,693,057)	3,129,324	3,806,716	(677,392)
Voya Small Company Portfolio - Class A	40,178	3	40,175	—	—	—
Voya Small Company Portfolio - Class S	951,505	2,229,678	(1,278,173)	1,693,499	1,761,437	(67,938)
Voya U.S. Bond Index Portfolio - Class S	3,855,176	8,043,489	(4,188,313)	9,387,160	10,492,529	(1,105,369)
Voya Variable Products Trust:						
Voya MidCap Opportunities Portfolio - Class A	52,070	29,498	22,572	57,249	7,216	50,033
Voya MidCap Opportunities Portfolio - Class S	27,303,842	10,326,772	16,977,070	1,303,210	4,791,613	(3,488,403)
Voya SmallCap Opportunities Portfolio - Class A	54,270	22,705	31,565	78,959	6,719	72,240
Voya SmallCap Opportunities Portfolio - Class S	68,343	763,915	(695,572)	65,024	557,831	(492,807)

| | Year ended December 31 | | | | | |
| | 2017 | | | 2016 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Wells Fargo Funds Trust:						
Wells Fargo VT Omega Growth Fund - Class 2	2,679	14,228	(11,549)	109	13,943	(13,834)
Wells Fargo Variable Trust:						
Wells Fargo VT Small Cap Growth Fund - Class 2	856	7,131	(6,275)	131	10,294	(10,163)
Voya SmallCap Opportunities Portfolio - Class A	—	175	(175)	615	682	(67)

8. Financial Highlights

A summary of unit values, units outstanding, and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2017, 2016, 2015, 2014, and 2013, follows:

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco V.I. Balanced-Risk Allocation Fund - Series II Shares													
2017		12	$10.96	to	$11.22	$135	3.88%	0.60%	to	1.15%	9.14%		
2016		9		$10.28		$91	0.13%		0.60%		10.90%		
2015	7/7/2015	1		$9.27		$7	(c)		0.60%		(c)		
2014		(c)		(c)		(c)	(c)		(c)		(c)		
2013		(c)		(c)		(c)	(c)		(c)		(c)		
Blue Chip Income & Growth Fund - Class 4													
2017		350	$11.99	to	$12.70	$4,274	2.83%	0.60%	to	1.15%	15.29%	to	16.09%
2016	6/15/2016	43	$10.40	to	$10.94	$472	(d)	0.60%	to	1.15%	(d)		
2015		(d)		(d)		(d)	(d)		(d)		(d)		
2014		(d)		(d)		(d)	(d)		(d)		(d)		
2013		(d)		(d)		(d)	(d)		(d)		(d)		
Bond Fund - Class 4													
2017		189	$10.11	to	$10.28	$1,936	2.21%	0.60%	to	1.15%	2.59%		
2016		113		$10.02		$1,135	1.93%		0.60%		2.24%		
2015	7/7/2015	51		$9.80		$497	(c)		0.60%		(c)		
2014		(c)		(c)		(c)	(c)		(c)		(c)		
2013		(c)		(c)		(c)	(c)		(c)		(c)		
Capital Income Builder Fund - Class 4													
2017		227	$10.99	to	$11.30	$2,534	2.79%	0.60%	to	1.15%	11.33%	to	11.91%
2016		91	$9.82	to	$10.15	$889	3.30%	0.60%	to	1.15%	3.15%		
2015	7/7/2015	25		$9.52		$238	(c)		0.60%		(c)		
2014		(c)		(c)		(c)	(c)		(c)		(c)		
2013		(c)		(c)		(c)	(c)		(c)		(c)		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Global Growth Fund - Class 4													
2017		144	$12.77	to	$12.96	$1,855	0.63%	0.60%	to	1.15%		30.31%	
2016		81		$9.80		$795	0.88%		0.60%			-0.20%	
2015	7/7/2015	31		$9.82		$309	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
Growth Fund - Class 4													
2017		513	$12.97	to	$13.83	$6,904	0.52%	0.60%	to	1.15%	26.54%	to	27.23%
2016		230	$10.25	to	$10.87	$2,495	0.75%	0.60%	to	1.15%		8.48%	
2015	7/7/2015	72		$10.02		$717	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
International Fund - Class 4													
2017		137	$11.98	to	$12.78	$1,682	1.62%	0.60%	to	1.15%	30.41%	to	31.22%
2016		65	$9.13	to	$9.80	$590	1.62%	0.60%	to	1.15%		2.58%	
2015	7/7/2015	32		$8.90		$281	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
New World Fund - Class 4													
2017		85	$12.56	to	$12.70	$1,077	0.93%	0.60%	to	1.15%		28.29%	
2016		43		$9.79		$417	0.74%		0.60%			4.37%	
2015	7/7/2015	29		$9.38		$273	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
BlackRock Equity Dividend V.I. Fund - Class III													
2017		337	$12.11	to	$13.10	$4,296	1.51%	0.60%	to	1.15%	15.11%	to	15.83%
2016		158	$10.52	to	$11.31	$1,782	1.74%	0.60%	to	1.15%		15.29%	
2015	7/7/2015	38		$9.81		$369	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
BlackRock Global Allocation V.I. Fund - Class III													
2017		52,688	$11.12	to	$14.10	$689,179	1.24%	0.60%	to	2.35%	11.03%	to	13.02%
2016		61,765	$9.84	to	$12.52	$723,193	1.14%	0.60%	to	2.35%	1.37%	to	3.14%
2015		72,500	$9.54	to	$12.18	$832,160	0.99%	0.60%	to	2.35%	-3.37%	to	-1.93%
2014		85,829	$11.29	to	$12.42	$1,011,854	2.16%	0.95%	to	2.35%	-0.44%	to	0.98%
2013		93,742	$11.34	to	$12.30	$1,103,143	1.07%	0.95%	to	2.35%	11.72%	to	13.30%
BlackRock High Yield V.I. Fund - Class III													
2017		200	$10.84	to	$11.28	$2,215	4.17%	0.60%	to	1.15%	5.86%	to	6.42%
2016		60	$10.24	to	$10.60	$633	4.86%	0.60%	to	1.15%		12.17%	
2015	7/7/2015	12		$9.45		$118	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
BlackRock iShares Alternative Strategies V.I. Fund - Class III													
2017		62	$11.18	to	$11.31	$696	4.47%	0.60%	to	1.15%		11.76%	
2016		7		$10.12		$70	4.63%		0.60%			5.64%	
2015	7/7/2015	1		$9.58		$8	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
BlackRock iShares Dynamic Allocation V.I. Fund - Class III													
2017		11	$11.23	to	$11.53	$124	3.13%	0.60%	to	1.15%		14.01%	
2016		1		$9.85		$8	1.07%		0.60%			5.57%	
2015	7/7/2015	2		$9.33		$20	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
Columbia VP Seligman Global Technology Fund - Class 2													
2017	5/8/2017	117	$11.49	to	$11.54	$1,346	(e)	0.60%	to	1.15%		(e)	
2016		(e)		(e)		(e)	(e)		(e)			(e)	
2015		(e)		(e)		(e)	(e)		(e)			(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Columbia Asset Allocation Fund, Variable Series - Class 1													
2017		7	$23.98	to	$25.46	$187	1.80%	1.40%	to	1.80%	13.59%	to	14.01%
2016		14	$21.12	to	$22.33	$319	2.24%	1.40%	to	1.80%	3.43%	to	3.86%
2015		15	$20.42	to	$21.50	$309	2.18%	1.40%	to	1.80%	-0.73%	to	-0.32%
2014		16	$20.57	to	$21.57	$333	2.47%	1.40%	to	1.80%	8.09%	to	8.50%
2013		16	$19.03	to	$19.88	$315	2.50%	1.40%	to	1.80%	16.04%	to	16.53%
Columbia Small Cap Value Fund, Variable Series - Class 2													
2017		2,242	$21.50	to	$40.59	$80,570	0.33%	0.95%	to	2.35%	11.30%	to	12.90%
2016		3,173	$19.31	to	$36.06	$102,536	0.37%	0.95%	to	2.35%	29.60%	to	31.48%
2015		3,866	$14.90	to	$27.51	$96,069	0.56%	0.95%	to	2.35%	-8.53%	to	-7.23%
2014		4,560	$16.29	to	$29.73	$123,452	0.46%	0.95%	to	2.35%	0.68%	to	2.10%
2013		5,503	$16.18	to	$29.22	$147,852	1.00%	0.95%	to	2.35%	30.91%	to	32.79%
Columbia Small Company Growth Fund, Variable Series - Class 1													
2017		1		$36.76		$38	—		1.40%			27.45%	
2016		1		$28.85		$31	—		1.40%			11.18%	
2015		1		$25.95		$29	—		1.40%			2.37%	
2014		1		$25.35		$29	—		1.40%			-5.97%	
2013		1		$26.96		$32	(f)		1.40%			(f)	
Columbia VP Large Cap Growth Fund - Class 1													
2017		27	$14.75	to	$15.20	$402	—	1.45%	to	1.90%	25.75%	to	26.25%
2016		31	$11.73	to	$12.04	$370	—	1.45%	to	1.90%	-0.68%	to	-0.25%
2015		31	$11.81	to	$12.07	$373	—	1.45%	to	1.90%	7.07%	to	7.58%
2014		33	$11.03	to	$11.22	$366	—	1.45%	to	1.90%	11.98%	to	12.54%
2013		34	$9.85	to	$9.99	$336	—	1.40%	to	1.90%	27.92%	to	28.74%
Deutsche Core Equity VIP - Class B													
2017		72	$12.35	to	$13.45	$900	0.20%	0.60%	to	1.15%		19.88%	
2016	8/15/2016	6		$11.22		$67	(d)		0.60%			(d)	
2015		(d)		(d)		(d)	(d)		(d)			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)
Deutsche Alternative Asset Allocation VIP - Class B											
2017		30	$10.28	to	$10.72	$322	0.56%	0.60%	to	1.15%	6.31%
2016		5		$9.67		$46	0.27%		0.60%		4.43%
2015	7/7/2015	—		$9.26		$2	(c)		0.60%		(c)
2014		(c)		(c)		(c)	(c)		(c)		(c)
2013		(c)		(c)		(c)	(c)		(c)		(c)
Deutsche High Income VIP - Class B											
2017		11	$10.80	to	$11.17	$121	8.67%	0.60%	to	1.15%	6.58%
2016		7		$10.48		$74	4.63%		0.60%		11.97%
2015	7/7/2015	4		$9.36		$37	(c)		0.60%		(c)
2014		(c)		(c)		(c)	(c)		(c)		(c)
2013		(c)		(c)		(c)	(c)		(c)		(c)
Eaton Vance VT Floating-Rate Income Fund - Initial Class											
2017		389	$10.34	to	$10.81	$4,146	2.90%	0.60%	to	1.15%	2.85%
2016		244		$10.51		$2,561	3.11%		0.60%		8.24%
2015	7/7/2015	150		$9.71		$1,455	(c)		0.60%		(c)
2014		(c)		(c)		(c)	(c)		(c)		(c)
2013		(c)		(c)		(c)	(c)		(c)		(c)
Federated High Income Bond Fund II - Service Shares											
2017	5/15/2017	21	$10.28	to	$10.32	$216	(e)	0.60%	to	1.15%	(e)
2016		(e)		(e)		(e)	(e)		(e)		(e)
2015		(e)		(e)		(e)	(e)		(e)		(e)
2014		(e)		(e)		(e)	(e)		(e)		(e)
2013		(e)		(e)		(e)	(e)		(e)		(e)
Federated Kaufmann Fund II - Service Shares											
2017	6/7/2017	1	$11.66	to	$11.70	$11	(e)	0.60%	to	1.15%	(e)
2016		(e)		(e)		(e)	(e)		(e)		(e)
2015		(e)		(e)		(e)	(e)		(e)		(e)
2014		(e)		(e)		(e)	(e)		(e)		(e)
2013		(e)		(e)		(e)	(e)		(e)		(e)

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)
Fidelity® VIP Strategic Income Portfolio - Service Class 2											
2017		339	$10.66	to	$11.08	$3,702	4.29%	0.60%	to	1.15%	6.85%
2016		131		$10.37		$1,356	5.03%		0.60%		7.35%
2015	7/7/2015	50		$9.66		$486	(c)		0.60%		(c)
2014		(c)		(c)		(c)	(c)		(c)		(c)
2013		(c)		(c)		(c)	(c)		(c)		(c)
Fidelity® VIP Disciplined Small Cap Portfolio - Service Class 2											
2017		25	$11.80	to	$12.31	$300	0.67%	0.60%	to	1.15%	6.12%
2016	5/2/2016	2		$11.60		$26	(d)		0.60%		(d)
2015		(d)		(d)		(d)	(d)		(d)		(d)
2014		(d)		(d)		(d)	(d)		(d)		(d)
2013		(d)		(d)		(d)	(d)		(d)		(d)
Fidelity® VIP FundsManager 20% Portfolio - Service Class 2											
2017		11		$10.85		$123	1.25%		0.60%		6.58%
2016	3/4/2016	10		$10.18		$99	(d)		0.60%		(d)
2015		(d)		(d)		(d)	(d)		(d)		(d)
2014		(d)		(d)		(d)	(d)		(d)		(d)
2013		(d)		(d)		(d)	(d)		(d)		(d)
Fidelity® VIP FundsManager 60% Portfolio - Service Class 2											
2017		37	$11.67	to	$12.00	$432	1.53%	0.60%	to	1.15%	16.05%
2016	4/4/2016	6		$10.34		$66	(d)		0.60%		(d)
2015		(d)		(d)		(d)	(d)		(d)		(d)
2014		(d)		(d)		(d)	(d)		(d)		(d)
2013		(d)		(d)		(d)	(d)		(d)		(d)
Fidelity® VIP FundsManager 85% Portfolio - Service Class 2											
2017	12/14/2017	5	$12.37	to	$12.71	$63	0.93%	0.60%	to	1.15%	22.21%
2016		1		$10.40		$15	—		0.60%		4.84%
2015		(d)		(d)		(d)	(d)		(d)		(d)
2014		(d)		(d)		(d)	(d)		(d)		(d)
2013		(d)		(d)		(d)	(d)		(d)		(d)

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Franklin Small Cap Value VIP Fund - Class 2													
2017		255	$35.60	to	$37.67	$9,456	0.49%	0.75%	to	1.35%	9.16%	to	9.83%
2016		297	$32.53	to	$34.34	$10,039	0.78%	0.75%	to	1.35%	28.43%	to	29.19%
2015		338	$25.27	to	$26.64	$8,883	0.64%	0.75%	to	1.35%	-8.63%	to	-8.07%
2014		403	$27.59	to	$29.06	$11,568	0.61%	0.75%	to	1.35%	-0.78%	to	-0.17%
2013		448	$27.73	to	$29.18	$12,932	1.34%	0.75%	to	1.35%	34.40%	to	35.19%
Franklin Strategic Income VIP Fund - Class 2													
2017		122	$10.42	to	$10.62	$1,291	3.59%	0.60%	to	1.15%	3.37%	to	3.91%
2016		97	$10.08	to	$10.22	$995	2.64%	0.60%	to	1.15%		7.24%	
2015	7/7/2015	27		$9.53		$259	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
Templeton Global Bond VIP Fund - Class 2													
2017		391	$9.90	to	$10.61	$3,970	—	0.60%	to	1.15%	0.66%	to	1.33%
2016		193	$9.77	to	$10.53	$1,888	—	0.60%	to	1.15%		2.30%	
2015	7/7/2015	76		$9.55		$728	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
Ivy VIP Advantus Real Estate Securities - Class II													
2017	5/3/2017	18	$10.14	to	$10.18	$184	(e)	0.60%	to	1.15%		(e)	
2016		(e)		(e)		(e)	(e)		(e)			(e)	
2015		(e)		(e)		(e)	(e)		(e)			(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
Ivy VIP Small Cap Core - Class II													
2017	7/31/2017	11	$11.06	to	$11.10	$122	(e)	0.60%	to	1.15%		(e)	
2016		(e)		(e)		(e)	(e)		(e)			(e)	
2015		(e)		(e)		(e)	(e)		(e)			(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Ivy VIP Asset Strategy													
2017		57	$10.07	to	$11.76	$577	1.66%	0.60%	to	1.15%		17.50%	
2016		56		$8.57		$477	0.57%		0.60%			-3.16%	
2015	7/7/2015	32		$8.85		$280	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
Ivy VIP Balanced													
2017		50	$11.10	to	$11.51	$557	1.29%	0.60%	to	1.15%	10.12%	to	10.67%
2016	7/8/2016	6	$10.08	to	$10.40	$67	(d)	0.60%	to	1.15%		(d)	
2015		(d)		(d)		(d)	(d)		(d)			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
Ivy VIP Energy													
2017		51	$8.92	to	$9.42	$461	0.81%	0.60%	to	1.15%	-13.66%	to	-13.15%
2016		38	$10.27	to	$10.91	$385	0.09%	0.60%	to	1.15%		33.72%	
2015	7/7/2015	16		$7.68		$122	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
Ivy VIP High Income													
2017		113	$10.83	to	$11.24	$1,260	6.63%	0.60%	to	1.15%	5.55%	to	6.04%
2016		88	$10.27	to	$10.60	$937	5.77%	0.60%	to	1.15%		15.47%	
2015	7/7/2015	25		$9.18		$231	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
Ivy VIP International Core Equity													
2017		1		$12.47		$6	0.67%		1.15%			—	
2016	6/23/2016	2		$10.20		$18	(d)		0.60%			(d)	
2015		(d)		(d)		(d)	(d)		(d)			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	

178

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Ivy VIP Mid Cap Growth													
2017		49	$11.92	to	$12.73	$581	—	0.60%	to	1.15%	26.14%		
2016		54		$9.45		$506	—		0.60%		5.47%		
2015	7/7/2015	34		$8.96		$304	(c)		0.60%		(c)		
2014		(c)		(c)		(c)	(c)		(c)		(c)		
2013		(c)		(c)		(c)	(c)		(c)		(c)		
Ivy VIP Science and Technology													
2017		76	$12.04	to	$13.59	$934	—	0.60%	to	1.15%	30.55%	to	31.30%
2016		79	$9.17	to	$10.41	$722	—	0.60%	to	1.15%	0.88%		
2015	7/7/2015	32		$9.09		$294	(c)		0.60%		(c)		
2014		(c)		(c)		(c)	(c)		(c)		(c)		
2013		(c)		(c)		(c)	(c)		(c)		(c)		
Ivy VIP Small Cap Growth													
2017		32	$11.76	to	$12.56	$388	—	0.60%	to	1.15%	22.37%		
2016		10		$9.61		$95	—		0.60%		2.23%		
2015	7/7/2015	2		$9.40		$19	(c)		0.60%		(c)		
2014		(c)		(c)		(c)	(c)		(c)		(c)		
2013		(c)		(c)		(c)	(c)		(c)		(c)		
Janus Henderson Balanced Portfolio - Service Shares													
2017		265	$11.87	to	$11.91	$3,143	1.37%	0.60%	to	1.15%	17.41%		
2016		117		$10.11		$1,181	2.36%		0.60%		3.69%		
2015	7/7/2015	53		$9.75		$513	(c)		0.60%		(c)		
2014		(c)		(c)		(c)	(c)		(c)		(c)		
2013		(c)		(c)		(c)	(c)		(c)		(c)		
Janus Henderson Enterprise Portfolio - Institutional Shares													
2017		120	$12.85	to	$13.60	$1,586	0.32%	0.60%	to	1.15%	25.61%	to	26.39%
2016	5/31/2016	17	$10.23	to	$10.76	$188	(d)	0.60%	to	1.15%	(d)		
2015		(d)		(d)		(d)	(d)		(d)		(d)		
2014		(d)		(d)		(d)	(d)		(d)		(d)		
2013		(d)		(d)		(d)	(d)		(d)		(d)		

179

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Janus Henderson Flexible Bond Portfolio - Service Shares													
2017		154	$10.11	to	$10.23	$1,576	2.67%	0.60%	to	1.15%	2.12%	to	2.71%
2016		159	$9.90	to	$9.96	$1,586	2.94%	0.60%	to	1.15%		1.63%	
2015	7/7/2015	46		$9.80		$453	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
ClearBridge Variable Aggressive Growth Portfolio II													
2017	1/4/2017	5	$11.53	to	$12.58	$64	(e)	0.60%	to	1.15%		(e)	
2016		(e)		(e)		(e)	(e)		(e)			(e)	
2015		(e)		(e)		(e)	(e)		(e)			(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
ClearBridge Variable Mid Cap Portfolio - Class II													
2017		10	$11.73	to	$11.96	$117	0.28%	0.60%	to	1.15%		11.88%	
2016	3/22/2016	3		$10.69		$30	(d)		0.60%			(d)	
2015		(d)		(d)		(d)	(d)		(d)			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
Western Asset Core Plus VIT Portfolio - Class I													
2017		1		$28.20		$37	4.39%		1.40%			4.29%	
2016		1		$27.04		$36	1.72%		1.40%			3.09%	
2015		2		$26.23		$59	1.56%		1.40%			-0.23%	
2014		3		$26.29		$69	7.19%		1.40%			-1.72%	
2013		3		$26.75		$70	7.41%		1.40%			7.69%	
MFS VIT II Strategic Income Portfolio - Service Class													
2017	5/2/2017	27	$10.23	to	$10.27	$279	(e)	0.60%	to	1.15%		(e)	
2016		(e)		(e)		(e)	(e)		(e)			(e)	
2015		(e)		(e)		(e)	(e)		(e)			(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
MFS VIT Research Series Portfolio - Service Class													
2017		27	$12.38	to	$12.92	$347	1.74%	0.60%	to	1.15%	21.61%	to	22.35%
2016	1/20/2016	4	$10.18	to	$10.56	$42	(d)	0.60%	to	1.15%	(d)		
2015		(d)	(d)			(d)	(d)	(d)			(d)		
2014		(d)	(d)			(d)	(d)	(d)			(d)		
2013		(d)	(d)			(d)	(d)	(d)			(d)		
MFS VIT International Value Portfolio - Service Class													
2017	5/22/2017	31	$11.63	to	$11.67	$361	(e)	0.60%	to	1.15%	(e)		
2016		(e)	(e)			(e)	(e)	(e)			(e)		
2015		(e)	(e)			(e)	(e)	(e)			(e)		
2014		(e)	(e)			(e)	(e)	(e)			(e)		
2013		(e)	(e)			(e)	(e)	(e)			(e)		
MFS VIT Value Series - Service Class													
2017	6/7/2017	21	$11.19	to	$11.24	$238	(e)	0.60%	to	1.15%	(e)		
2016		(e)	(e)			(e)	(e)	(e)			(e)		
2015		(e)	(e)			(e)	(e)	(e)			(e)		
2014		(e)	(e)			(e)	(e)	(e)			(e)		
2013		(e)	(e)			(e)	(e)	(e)			(e)		
MFS VIT III Global Real Estate Portfolio - Service Class													
2017	5/03/2017	55	$10.53	to	$10.57	$581	(e)	0.60%	to	1.15%	(e)		
2016		(e)	(e)			(e)	(e)	(e)			(e)		
2015		(e)	(e)			(e)	(e)	(e)			(e)		
2014		(e)	(e)			(e)	(e)	(e)			(e)		
2013		(e)	(e)			(e)	(e)	(e)			(e)		
Oppenheimer Total Return Bond Fund/VA - Service Shares													
2017	5/9/2017	20	$10.17	to	$10.21	$207	(e)	0.60%	to	1.15%	(e)		
2016		(e)	(e)			(e)	(e)	(e)			(e)		
2015		(e)	(e)			(e)	(e)	(e)			(e)		
2014		(e)	(e)			(e)	(e)	(e)			(e)		
2013		(e)	(e)			(e)	(e)	(e)			(e)		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Oppenheimer Main Street Fund®/VA													
2017	5/12/2017	43	$10.93	to	$10.97	$470	(e)	0.60%	to	1.15%		(e)	
2016		(e)		(e)		(e)	(e)		(e)			(e)	
2015		(e)		(e)		(e)	(e)		(e)			(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
Oppenheimer Main Street Small Cap Fund®/VA - Service Shares													
2017		42	$35.49	to	$41.57	$1,677	0.64%	0.75%	to	1.35%	12.38%	to	13.05%
2016		53	$34.26	to	$36.77	$1,883	0.25%	0.75%	to	1.35%	16.10%	to	16.80%
2015		64	$29.51	to	$31.48	$1,971	0.67%	0.75%	to	1.35%	-7.35%	to	-6.81%
2014		67	$31.85	to	$33.78	$2,206	0.60%	0.75%	to	1.35%	10.13%	to	10.83%
2013		72	$28.92	to	$30.48	$2,150	0.66%	0.75%	to	1.35%	38.71%	to	39.56%
Oppenheimer Discovery Mid Cap Growth Fund/VA													
2017		20	$12.82	to	$13.24	$267	—	0.60%	to	1.15%		27.68%	
2016	5/18/2016	3		$10.37		$28	(d)		0.60%			(d)	
2015		(d)		(d)		(d)	(d)		(d)			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
Oppenheimer International Growth Fund/VA - Service Shares													
2017		122	$11.78	to	$12.60	$1,462	1.17%	0.60%	to	1.15%	25.00%	to	25.59%
2016		80	$9.38	to	$10.08	$752	0.95%	0.60%	to	1.15%		-3.30%	
2015	7/7/2015	24		$9.70		$228	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
PIMCO All Asset Portfolio - Administrative Class													
2017		17	$11.36	to	$11.50	$198	4.96%	0.60%	to	1.15%		12.86%	
2016		8		$10.19		$83	3.57%		0.60%			12.22%	
2015	7/7/2015	—		$9.08		$1	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
PIMCO Low Duration Portfolio - Administrative Class													
2017		166	$10.00	to	$10.06	$1,663	1.17%	0.60%	to	1.15%	0.10%	to	0.70%
2016		94		$9.99		$935	1.51%	0.60%	to	1.15%		0.81%	
2015	7/7/2015	41		$9.91		$410	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
PIMCO Real Return Portfolio - Administrative Class													
2017		324	$13.59	to	$14.67	$4,588	2.38%	0.75%	to	1.35%	2.26%	to	2.95%
2016		366	$13.29	to	$14.26	$5,057	2.26%	0.75%	to	1.35%	3.83%	to	4.39%
2015		392	$12.80	to	$13.66	$5,189	3.72%	0.75%	to	1.35%	-4.05%	to	-3.46%
2014		497	$13.34	to	$14.15	$6,846	1.46%	0.75%	to	1.35%	1.68%	to	2.31%
2013		619	$13.12	to	$13.83	$8,362	1.32%	0.75%	to	1.35%	-10.44%	to	-9.90%
PIMCO Short-Term Portfolio - Administrative Class													
2017		265	$10.14	to	$10.36	$2,721	1.66%	0.60%	to	1.15%	1.20%	to	1.77%
2016		246	$10.02	to	$10.18	$2,508	0.99%	0.60%	to	1.15%		1.80%	
2015	7/07/2015	109		$10.00		$1,089	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
PIMCO Total Return Portfolio - Administrative Class													
2017		643	$10.29	to	$10.42	$6,656	1.50%	0.60%	to	1.15%	3.73%	to	4.30%
2016		287	$9.93	to	$9.99	$2,871	1.94%	0.60%	to	1.15%		2.04%	
2015	7/07/2015	249		$9.79		$2,442	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
ProFund VP Bull													
2017		503	$14.46	to	$19.62	$7,873	—	0.95%	to	2.25%	16.65%	to	18.21%
2016		625	$12.39	to	$16.61	$8,339	—	0.95%	to	2.25%	7.18%	to	8.62%
2015		731	$11.56	to	$15.30	$9,068	—	0.95%	to	2.25%	-2.69%	to	-1.41%
2014		809	$11.88	to	$15.52	$10,274	—	0.95%	to	2.25%	8.99%	to	10.40%
2013		1,062	$10.90	to	$14.07	$12,351	1.13%	0.95%	to	2.25%	26.74%	to	28.51%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
ProFund VP Europe 30													
2017		219	$10.10	to	$12.59	$2,395	1.90%	0.95%	to	2.35%	16.97%	to	18.55%
2016		332	$8.63	to	$10.62	$3,101	2.88%	0.95%	to	2.35%	5.21%	to	6.84%
2015		388	$8.19	to	$9.94	$3,423	4.86%	0.95%	to	2.35%	-12.93%	to	-11.72%
2014		440	$9.40	to	$11.26	$4,439	1.27%	0.95%	to	2.35%	-10.77%	to	-9.56%
2013		573	$10.53	to	$12.45	$6,458	1.44%	0.95%	to	2.35%	18.71%	to	20.52%
ProFund VP Rising Rates Opportunity													
2017		1,015	$1.56	to	$1.93	$1,718	—	0.95%	to	2.25%	-14.05%	to	-12.96%
2016		1,289	$1.81	to	$2.24	$2,521	—	0.95%	to	2.25%	-7.39%	to	-6.09%
2015		1,400	$1.95	to	$2.41	$2,943	—	0.95%	to	2.25%	-3.98%	to	-2.13%
2014		1,653	$2.03	to	$2.51	$3,592	—	0.95%	to	2.35%	-31.96%	to	-30.91%
2013		1,686	$2.97	to	$3.68	$5,347	—	0.95%	to	2.35%	13.79%	to	15.59%
Putnam VT American Government Income Fund - Class 1B													
2017		95	$9.90	to	$10.01	$947	1.94%	0.60%	to	1.15%	0.81%	to	1.33%
2016		74	$9.77	to	$9.93	$719	0.77%	0.60%	to	1.15%		-0.41%	
2015	7/07/2015	12		$9.81		$121	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
Putnam VT Income Fund - Class 1B													
2017		88	$10.30	to	$10.41	$904	4.33%	0.60%	to	1.15%		4.99%	
2016		87		$9.81		$851	3.34%		0.60%			1.34%	
2015	7/07/2015	33		$9.68		$323	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
Putnam VT International Equity Fund - Class 1B													
2017		3	$11.87	to	$12.67	$41	0.50%	0.60%	to	1.15%		25.87%	
2016	2/05/2016	-		$9.43		$4	(d)		0.60%			(d)	
2015		(d)		(d)		(d)	(d)		(d)			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Putnam VT International Value Fund - Class 1B													
2017		1		$12.17		$9	1.53		0.60%			23.93%	
2016	2/25/2016	1		$9.82		$8	(d)		0.60%			(d)	
2015		(d)		(d)		(d)	(d)		(d)			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
Putnam VT Investors Fund - Class 1B													
2017		15	$12.64	to	$13.51	$196	1.14%	0.60%	to	1.15%	22.04%		
2016	3/14/2016	9		$11.07		$100	(d)		0.60%			(d)	
2015		(d)		(d)		(d)	(d)		(d)			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
Putnam VT Small Cap Value Fund - Class 1B													
2017		16	$11.84	to	$12.76	$200	0.59%	0.60%	to	1.15%	7.23%		
2016		11		$11.90		$135	1.10%		0.60%			26.73%	
2015	7/7/2015	8		$9.39		$78	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
T. Rowe Price Blue Chip Growth Portfolio - II													
2017		337	$13.45	to	$13.86	$4,639	—	0.60%	to	1.15%	34.23%	to	35.09%
2016		208	$10.02	to	$10.26	$2,132	—	0.60%	to	1.15%	—		
2015	7/7/2015	54		$10.26		$558	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
T. Rowe Price Health Sciences Portfolio - II													
2017		393	$10.83	to	$11.99	$4,411	—	0.60%	to	1.15%	25.81%	to	26.52%
2016		240	$8.56	to	$9.53	$2,057	—	0.60%	to	1.15%	-11.20%		
2015	7/7/2015	116		$9.64		$1,118	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
MFS VIT Utilities Series Portfolio - Service Class													
2017		95	$10.56	to	$11.82	$1,074	3.08%	0.60%	to	1.15%	13.79%		
2016		25		$9.28		$230	5.45%		0.60%		10.61%		
2015	7/7/2015	5		$8.39		$45	(c)		0.60%		(c)		
2014		(c)		(c)		(c)	(c)		(c)		(c)		
2013		(c)		(c)		(c)	(c)		(c)		(c)		
Voya Balanced Portfolio - Class S													
2017		161	$14.17	to	$21.51	$3,054	2.39%	0.75%	to	2.00%	12.10%	to	13.56%
2016		193	$12.64	to	$18.95	$3,255	1.50%	0.75%	to	2.00%	5.42%	to	6.82%
2015		224	$11.99	to	$17.74	$3,484	1.77%	0.75%	to	2.00%	-4.08%	to	-2.90%
2014		265	$12.50	to	$18.27	$4,179	1.42%	0.75%	to	2.00%	3.91%	to	5.18%
2013		319	$12.03	to	$17.37	$4,807	1.90%	0.75%	to	2.00%	13.92%	to	15.49%
Voya Intermediate Bond Portfolio - Class A													
2017		389	$10.23	to	$10.51	$4,049	2.65%	0.60%	to	1.15%	3.96%		
2016		312		$10.11		$3,155	2.09%		0.60%		3.27%		
2015	7/7/2015	88		9.79		$861	(c)		0.60%		(c)		
2014		(c)		(c)		(c)	(c)		(c)		(c)		
2013		(c)		(c)		(c)	(c)		(c)		(c)		
Voya Intermediate Bond Portfolio - Class S													
2017		158,880	$12.53	to	$18.09	$2,421,278	3.12%	0.75%	to	2.35%	2.29%	to	4.03%
2016		182,890	$12.23	to	$17.39	$2,706,288	2.17%	0.75%	to	2.35%	1.74%	to	3.39%
2015		205,762	$11.43	to	$16.82	$2,974,758	3.11%	0.75%	to	2.35%	-2.11%	to	-0.53%
2014		230,215	$11.66	to	$16.91	$3,376,542	4.61%	0.75%	to	2.35%	3.97%	to	5.69%
2013		78,899	$11.20	to	$16.00	$1,106,841	3.04%	0.75%	to	2.35%	-2.71%	to	-1.11%
Voya Global Perspectives® Portfolio - Class A													
2017		10,222	$11.25	to	$12.27	$121,086	2.51%	0.60%	to	2.35%	11.90%	to	13.87%
2016		13,105	$9.88	to	$10.81	$137,810	2.51%	0.60%	to	2.35%	3.96%	to	5.89%
2015		15,187	$9.33	to	$10.24	$152,601	2.40%	0.60%	to	2.35%	-5.92%	to	-4.66%
2014		18,392	$10.48	to	$10.74	$195,095	0.04%	0.95%	to	2.35%	1.35%	to	2.40%
2013	5/9/2013	2,340	$10.34	to	$10.41	$24,351	(a)	1.40%	to	2.35%	(a)		

186

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Government Liquid Assets Portfolio - Service Class													
2017		25,174	$8.57	to	$18.38	$336,322	0.37%	0.75%	to	2.35%	-1.95%	to	-0.33%
2016		33,048	$8.74	to	$18.44	$446,968	—	0.75%	to	2.35%	-2.24%	to	-0.65%
2015		36,642	$8.72	to	$18.56	$503,179	—	0.75%	to	2.35%	-2.30%	to	-0.75%
2014		39,812	$8.77	to	$18.70	$558,683	—	0.75%	to	2.35%	-2.35%	to	-0.74%
2013		48,160	$8.97	to	$18.84	$685,459	—	0.75%	to	2.35%	-2.29%	to	-0.74%
Voya Government Liquid Assets Portfolio - Service 2 Class													
2017		1,190	$8.67	to	$9.90	$11,296	0.25%	0.60%	to	2.20%	-1.92%	to	-0.30%
2016		1,083	$8.84	to	$9.99	$10,116	—	0.60%	to	2.20%	-2.10%	to	-0.50%
2015		1,064	$9.03	to	$9.95	$9,975	—	0.60%	to	2.20%	-2.17%	to	-1.42%
2014		812	$9.23	to	$9.87	$7,703	—	1.40%	to	2.20%	-2.22%	to	-1.40%
2013		1,211	$9.43	to	$10.01	$11,692	—	1.40%	to	2.20%	-2.18%	to	-1.38%
Voya High Yield Portfolio - Adviser Class													
2017		81	$10.66	to	$11.39	$896	5.70%	0.60%	to	1.15%		5.17%	
2016		37		$10.83		$395	5.87%		0.60%			13.52%	
2015	7/7/2015	2		$9.54		$24	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
Voya High Yield Portfolio - Service Class													
2017		15,193	$17.25	to	$22.65	$303,623	6.81%	0.75%	to	2.35%	3.70%	to	5.40%
2016		19,111	$16.28	to	$21.52	$366,188	6.65%	0.75%	to	2.35%	11.90%	to	13.71%
2015		21,065	$11.89	to	$18.95	$358,773	6.08%	0.75%	to	2.35%	-4.31%	to	-2.74%
2014		25,246	$12.38	to	$19.51	$446,912	6.31%	0.75%	to	2.35%	-1.21%	to	0.43%
2013		29,793	$12.49	to	$19.46	$531,257	5.82%	0.75%	to	2.35%	3.15%	to	4.81%
Voya Large Cap Growth Portfolio - Adviser Class													
2017		81,401	$12.95	to	$20.72	$1,593,395	0.07%	0.60%	to	2.35%	26.00%	to	28.18%
2016		104,566	$10.22	to	$16.18	$1,615,163	—	0.60%	to	2.35%	0.94%	to	2.71%
2015		121,674	$9.95	to	$15.78	$1,851,133	0.01%	0.60%	to	2.35%	3.19%	to	4.92%
2014		139,756	$14.40	to	$15.04	$2,047,691	0.07%	0.75%	to	2.35%	10.43%	to	12.16%
2013		163,684	$13.04	to	$13.41	$2,158,334	0.35%	0.75%	to	2.35%	27.22%	to	29.32%

187

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Large Cap Growth Portfolio - Institutional Class													
2017		7	$14.68	to	$14.99	$100	0.64%	0.75%	to	1.35%	27.99%	to	28.87%
2016		7	$11.47	to	$11.64	$80	0.55%	0.75%	to	1.35%	2.50%	to	3.10%
2015		7	$11.19	to	$11.29	$79	—	0.75%	to	1.35%	4.97%	to	5.61%
2014	7/18/2014	8	$10.66	to	$10.69	$87	(b)	0.75%	to	1.35%		(b)	
2013		(b)		(b)		(b)	(b)		(b)			(b)	
Voya Large Cap Growth Portfolio - Service Class													
2017		44,052	$14.55	to	$36.58	$1,348,769	0.42%	0.75%	to	2.35%	26.37%	to	28.44%
2016		57,036	$11.40	to	$28.48	$1,372,933	0.30%	0.75%	to	2.35%	1.23%	to	2.93%
2015		67,409	$11.14	to	$27.67	$1,592,102	0.36%	0.75%	to	2.35%	3.62%	to	5.34%
2014		79,906	$10.65	to	$26.28	$1,810,256	0.22%	0.75%	to	2.35%	10.72%	to	12.50%
2013		47,336	$18.47	to	$23.36	$966,897	0.70%	0.75%	to	2.60%	27.56%	to	29.63%
Voya Large Cap Growth Portfolio - Service 2 Class													
2017		492	$27.13	to	$31.40	$14,504	0.26%	1.40%	to	2.20%	26.36%	to	27.38%
2016		620	$21.47	to	$24.65	$14,453	0.12%	1.40%	to	2.20%	1.32%	to	2.15%
2015		722	$21.19	to	$24.13	$16,548	0.25%	1.40%	to	2.20%	3.57%	to	4.41%
2014		837	$20.46	to	$23.11	$18,447	0.02%	1.40%	to	2.20%	10.77%	to	11.64%
2013		52	$18.47	to	$20.70	$1,017	0.32%	1.40%	to	2.20%	27.47%	to	28.57%
Voya Large Cap Value Portfolio - Adviser Class													
2017		38	$11.65	to	$11.76	$447	2.19%	0.60%	to	1.15%		12.11%	
2016		28		$10.49		$298	2.44%		0.60%			12.55%	
2015	7/7/2015	11		$9.32		$101	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
Voya Large Cap Value Portfolio - Service Class													
2017		41,939	$14.11	to	$19.23	$758,788	2.05%	0.75%	to	2.35%	10.57%	to	12.36%
2016		54,367	$12.63	to	$17.14	$884,391	2.06%	0.75%	to	2.35%	10.88%	to	12.77%
2015		64,822	$11.27	to	$15.23	$945,068	1.67%	0.75%	to	2.35%	-6.84%	to	-5.38%
2014		64,564	$11.98	to	$16.11	$1,004,251	2.06%	0.75%	to	2.35%	7.12%	to	8.93%
2013		40,153	$11.07	to	$14.82	$579,266	0.86%	0.75%	to	2.35%	27.61%	to	29.48%

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Limited Maturity Bond Portfolio - Service Class													
2017		1,201	$10.64	to	$29.17	$25,111	1.71%	0.50%	to	2.25%	-1.08%	to	0.69%
2016		1,437	$9.91	to	$28.97	$30,117	1.25%	0.50%	to	2.25%	-1.01%	to	0.77%
2015		1,661	$9.99	to	$28.75	$34,939	0.95%	0.50%	to	2.25%	-1.71%	to	0.07%
2014		1,963	$10.14	to	$28.73	$41,765	0.68%	0.50%	to	2.25%	-1.57%	to	0.17%
2013		2,355	$10.27	to	$28.68	$50,546	0.88%	0.50%	to	2.25%	-1.55%	to	0.21%
Voya Multi-Manager Large Cap Core Portfolio - Service Class													
2017		2,460	$18.31	to	$23.98	$51,863	0.77%	0.75%	to	2.35%	18.52%	to	20.50%
2016		3,122	$15.25	to	$19.90	$55,266	1.88%	0.75%	to	2.35%	5.98%	to	7.68%
2015		3,570	$14.22	to	$18.48	$59,262	0.73%	0.75%	to	2.35%	-2.88%	to	-1.28%
2014		3,824	$14.47	to	$18.72	$65,012	1.04%	0.75%	to	2.35%	12.28%	to	14.08%
2013		3,566	$12.73	to	$16.41	$53,705	0.70%	0.75%	to	2.35%	27.23%	to	29.31%
Voya Retirement Conservative Portfolio - Adviser Class													
2017		32,691	$10.39	to	$11.67	$357,477	1.39%	0.60%	to	2.35%	5.22%	to	7.11%
2016		39,620	$9.87	to	$10.94	$409,091	1.61%	0.60%	to	2.35%	2.17%	to	4.02%
2015		39,015	$9.66	to	$10.55	$392,007	1.46%	0.60%	to	2.35%	-3.11%	to	-1.77%
2014		42,094	$9.97	to	$10.74	$433,936	3.02%	0.95%	to	2.35%	3.42%	to	4.88%
2013		49,552	$9.64	to	$10.24	$491,016	3.35%	0.95%	to	2.35%	1.90%	to	3.43%
Voya Retirement Growth Portfolio - Adviser Class													
2017		185,585	$11.69	to	$16.59	$2,885,363	1.75%	0.60%	to	2.35%	13.97%	to	15.97%
2016		232,028	$10.08	to	$14.36	$3,147,521	2.19%	0.60%	to	2.35%	4.77%	to	6.67%
2015		269,574	$9.45	to	$13.51	$3,468,340	1.64%	0.60%	to	2.35%	-4.33%	to	-2.95%
2014		307,066	$12.93	to	$13.92	$4,103,107	1.65%	0.95%	to	2.35%	2.86%	to	4.28%
2013		350,342	$12.57	to	$13.35	$4,522,383	1.85%	0.95%	to	2.35%	15.85%	to	17.62%
Voya Retirement Moderate Growth Portfolio - Adviser Class													
2017		129,250	$11.50	to	$16.31	$1,973,767	1.75%	0.60%	to	2.35%	11.86%	to	13.87%
2016		157,892	$10.11	to	$14.37	$2,142,739	2.15%	0.60%	to	2.35%	4.26%	to	6.20%
2015		183,829	$9.52	to	$13.58	$2,378,233	1.61%	0.60%	to	2.35%	-3.86%	to	-2.58%
2014		206,503	$12.94	to	$13.94	$2,763,243	1.64%	0.95%	to	2.35%	3.19%	to	4.73%
2013		233,805	$12.41	to	$13.31	$3,012,105	2.07%	0.95%	to	2.60%	12.72%	to	14.64%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Retirement Moderate Portfolio - Adviser Class													
2017		73,293	$11.15	to	$15.20	$1,045,513	1.61%	0.60%	to	2.35%	9.20%	to	11.24%
2016		87,858	$10.05	to	$13.73	$1,140,762	1.96%	0.60%	to	2.35%	3.25%	to	5.13%
2015		101,168	$9.56	to	$13.10	$1,263,660	0.85%	0.60%	to	2.35%	-3.85%	to	-2.53%
2014		115,102	$12.48	to	$13.44	$1,486,439	2.92%	0.95%	to	2.35%	2.80%	to	4.27%
2013		131,903	$12.14	to	$12.89	$1,646,445	2.70%	0.95%	to	2.35%	7.43%	to	8.98%
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class													
2017		73	$9.94	to	$9.95	$725	0.68%	0.60%	to	1.15%		1.53%	
2016		51		$9.79		$504	—		0.60%			2.73%	
2015	7/7/2015	23		$9.53		$215	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
VY® BlackRock Inflation Protected Bond Portfolio - Service Class													
2017		13,815	$10.58	to	$12.19	$154,571	1.24%	0.75%	to	2.35%	0.06%	to	1.71%
2016		16,576	$10.57	to	$11.98	$184,145	—	0.75%	to	2.35%	1.24%	to	2.83%
2015		17,877	$10.44	to	$11.65	$195,137	1.29%	0.75%	to	2.35%	-4.92%	to	-3.32%
2014		20,607	$10.98	to	$12.05	$234,867	1.34%	0.75%	to	2.35%	0.09%	to	1.77%
2013		25,733	$10.97	to	$11.84	$291,031	—	0.75%	to	2.35%	-10.81%	to	-9.41%
VY® Clarion Global Real Estate Portfolio - Adviser Class													
2017		36	$10.23	to	$11.30	$367	3.34%	0.60%	to	1.15%		9.53%	
2016		66		$9.34		$616	0.96%		0.60%			-0.32%	
2015	7/7/2015	15		$9.37		$145	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
VY® Clarion Global Real Estate Portfolio - Service Class													
2017		5,015	$11.97	to	$15.92	$72,058	3.51%	0.75%	to	2.35%	7.90%	to	9.67%
2016		6,167	$10.98	to	$14.55	$81,615	1.11%	0.75%	to	2.35%	-1.73%	to	-0.17%
2015		7,173	$11.06	to	$14.60	$96,023	2.99%	0.75%	to	2.35%	-4.00%	to	-2.36%
2014		8,280	$11.41	to	$14.99	$114,698	1.11%	0.75%	to	2.35%	11.16%	to	12.93%
2013		9,614	$10.16	to	$13.29	$119,039	5.50%	0.75%	to	2.35%	1.27%	to	2.94%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Clarion Global Real Estate Portfolio - Service 2 Class													
2017		64	$13.49	to	$14.84	$902	3.41%	1.40%	to	2.20%	8.01%	to	8.88%
2016		75	$12.49	to	$13.63	$979	0.93%	1.40%	to	2.20%	-1.81%	to	-0.94%
2015		92	$12.72	to	$13.76	$1,206	2.66%	1.40%	to	2.20%	-4.00%	to	-3.23%
2014		110	$13.25	to	$14.22	$1,505	0.98%	1.40%	to	2.20%	11.15%	to	12.06%
2013		142	$11.92	to	$12.69	$1,749	5.37%	1.40%	to	2.20%	1.27%	to	2.09%
VY® Clarion Real Estate Portfolio - Adviser Class													
2017		70	$10.47	to	$11.03	$731	2.33%	0.60%	to	1.15%	3.67%	to	4.28%
2016		59	$10.04	to	$10.64	$589	1.45%	0.60%	to	1.15%		3.19%	
2015	7/7/2015	9		$9.73		$83	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
VY® Clarion Real Estate Portfolio - Service Class													
2017		1,626	$18.33	to	$149.77	$138,229	2.12%	0.50%	to	2.35%	2.70%	to	4.65%
2016		2,181	$17.60	to	$143.11	$182,844	1.57%	0.50%	to	2.35%	1.77%	to	3.73%
2015		2,598	$17.05	to	$137.97	$214,739	1.31%	0.50%	to	2.35%	0.52%	to	2.43%
2014		3,046	$16.09	to	$134.70	$250,745	1.38%	0.50%	to	2.35%	26.80%	to	29.23%
2013		3,853	$12.06	to	$104.23	$246,851	1.34%	0.50%	to	2.35%	-0.33%	to	1.54%
VY® Clarion Real Estate Portfolio - Service 2 Class													
2017		394	$20.05	to	$38.63	$11,908	2.01%	1.40%	to	2.20%	2.72%	to	3.56%
2016		492	$19.52	to	$37.31	$14,584	1.44%	1.40%	to	2.20%	1.77%	to	2.61%
2015		583	$19.18	to	$36.36	$17,040	1.15%	1.40%	to	2.20%	0.52%	to	1.37%
2014		669	$19.08	to	$35.87	$19,323	1.24%	1.40%	to	2.20%	26.95%	to	27.92%
2013		808	$15.03	to	$28.04	$18,629	1.24%	1.40%	to	2.20%	-0.40%	to	0.43%
VY® Franklin Income Portfolio - Adviser Class													
2017		186	$11.27	to	$11.57	$2,112	3.00%	0.60%	to	1.15%		9.36%	
2016		45		$10.58		$471	6.02%		0.60%			14.63%	
2015	7/7/2015	29		$9.23		$265	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Franklin Income Portfolio - Service Class													
2017		21,109	$14.69	to	$17.74	$339,916	4.38%	0.95%	to	2.55%	7.53%	to	9.24%
2016		26,115	$13.57	to	$16.24	$388,268	6.34%	0.95%	to	2.60%	12.61%	to	14.61%
2015		29,930	$11.69	to	$14.18	$391,639	4.70%	0.95%	to	2.60%	-8.78%	to	-7.26%
2014		36,702	$12.77	to	$15.30	$522,208	3.98%	0.95%	to	2.60%	2.24%	to	4.02%
2013		37,987	$12.44	to	$14.72	$524,291	5.05%	0.95%	to	2.60%	11.67%	to	13.52%
VY® Franklin Income Portfolio - Service 2 Class													
2017		342	$15.03	to	$16.53	$5,388	4.55%	1.40%	to	2.20%	7.73%	to	8.62%
2016		528	$13.95	to	$15.22	$7,703	6.39%	1.40%	to	2.20%	12.96%	to	13.92%
2015		604	$12.35	to	$13.36	$7,767	4.34%	1.40%	to	2.20%	-8.59%	to	-7.86%
2014		785	$13.51	to	$14.50	$10,974	3.81%	1.40%	to	2.20%	2.50%	to	3.35%
2013		775	$13.18	to	$14.03	$10,547	4.59%	1.40%	to	2.20%	11.88%	to	12.78%
VY® Invesco Growth and Income Portfolio - Adviser Class													
2017		92	$11.79	to	$12.78	$1,155	2.21%	0.60%	to	1.15%		12.80%	
2016		31		$11.33		$348	2.12%		0.60%			18.76%	
2015	7/7/2015	14		$9.54		$136	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
VY® Invesco Growth and Income Portfolio - Service Class													
2017		7,469	$18.93	to	$72.51	$355,649	1.95%	0.50%	to	2.35%	11.23%	to	13.33%
2016		9,221	$16.81	to	$63.99	$394,630	2.07%	0.50%	to	2.35%	17.13%	to	19.32%
2015		9,454	$13.57	to	$53.63	$357,745	3.20%	0.50%	to	2.35%	-5.23%	to	-3.42%
2014		10,718	$14.22	to	$55.53	$428,723	1.16%	0.50%	to	2.35%	7.52%	to	9.57%
2013		12,404	$13.14	to	$50.68	$459,576	1.33%	0.50%	to	2.35%	30.77%	to	33.23%
VY® Invesco Growth and Income Portfolio - Service 2 Class													
2017		1,207	$20.31	to	$30.64	$31,637	1.89%	1.40%	to	2.20%	11.17%	to	12.11%
2016		1,578	$18.27	to	$27.34	$37,281	2.11%	1.40%	to	2.20%	17.19%	to	18.10%
2015		1,870	$15.59	to	$23.15	$37,776	3.06%	1.40%	to	2.20%	-5.23%	to	-4.46%
2014		2,100	$16.45	to	$24.23	$44,565	0.99%	1.40%	to	2.20%	7.52%	to	8.41%
2013		2,503	$15.30	to	$22.35	$49,490	1.21%	1.40%	to	2.20%	30.77%	to	31.86%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class													
2017		139	$12.95	to	$13.91	$1,869	0.19%	0.60%	to	1.15%	41.53%		
2016		32		$9.15		$289	0.73%		0.60%		12.00%		
2015	7/7/2015	7		$8.17		$57	(c)		0.60%		(c)		
2014		(c)		(c)		(c)	(c)		(c)		(c)		
2013		(c)		(c)		(c)	(c)		(c)		(c)		
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class													
2017		14,486	$11.62	to	$31.56	$366,368	0.48%	0.75%	to	2.35%	39.70%	to	41.91%
2016		16,934	$7.82	to	$22.24	$305,304	1.23%	0.75%	to	2.35%	10.25%	to	12.08%
2015		19,160	$7.05	to	$19.85	$311,161	1.20%	0.75%	to	2.35%	-17.64%	to	-16.27%
2014		21,644	$8.19	to	$23.77	$425,807	0.95%	0.75%	to	2.35%	-1.44%	to	0.21%
2013		24,962	$8.30	to	$23.74	$496,586	0.83%	0.75%	to	2.35%	-7.92%	to	-6.44%
VY® JPMorgan Emerging Markets Equity Portfolio - Service 2 Class													
2017		363	$25.09	to	$42.59	$12,083	0.30%	1.40%	to	2.20%	39.62%	to	40.78%
2016		502	$17.97	to	$30.26	$12,192	1.03%	1.40%	to	2.20%	10.38%	to	11.29%
2015		612	$16.28	to	$27.19	$13,503	0.99%	1.40%	to	2.20%	-17.82%	to	-17.13%
2014		708	$19.81	to	$32.81	$18,782	0.79%	1.40%	to	2.20%	-1.39%	to	-0.64%
2013		839	$20.09	to	$33.02	$22,743	0.72%	1.40%	to	2.20%	-7.97%	to	-7.20%
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class													
2017		91	$12.36	to	$12.59	$1,134	0.19%	0.60%	to	1.15%	14.45%		
2016		39		$11.00		$429	0.24%		0.60%		20.48%		
2015	7/7/2015	18		$9.13		$168	(c)		0.60%		(c)		
2014		(c)		(c)		(c)	(c)		(c)		(c)		
2013		(c)		(c)		(c)	(c)		(c)		(c)		
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class													
2017		7,413	$24.08	to	$37.25	$234,254	0.46%	0.90%	to	2.35%	12.84%	to	14.51%
2016		9,725	$21.34	to	$32.53	$271,473	0.48%	0.90%	to	2.35%	18.75%	to	20.53%
2015		11,229	$17.97	to	$26.99	$262,680	0.21%	0.90%	to	2.35%	-5.97%	to	-4.56%
2014		11,915	$18.45	to	$28.28	$294,822	0.34%	0.90%	to	2.35%	5.81%	to	7.37%
2013		14,701	$17.41	to	$26.34	$340,857	0.75%	0.90%	to	2.60%	35.35%	to	37.69%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® JPMorgan Small Cap Core Equity Portfolio - Service 2 Class													
2017		722	$24.08	to	$40.67	$24,069	0.32%	1.40%	to	2.20%	12.88%	to	13.81%
2016		947	$21.33	to	$35.73	$28,174	0.31%	1.40%	to	2.20%	18.76%	to	19.70%
2015		1,134	$17.96	to	$29.85	$28,391	0.05%	1.40%	to	2.20%	-6.02%	to	-5.21%
2014		1,288	$19.11	to	$31.49	$34,126	0.18%	1.40%	to	2.20%	5.87%	to	6.71%
2013		1,527	$18.05	to	$29.51	$38,368	0.63%	1.40%	to	2.20%	35.71%	to	36.81%
VY® Morgan Stanley Global Franchise Portfolio - Adviser Class													
2017		143	$12.80	to	$13.31	$1,881	0.87%	0.60%	to	1.15%		24.74%	
2016		95		$10.67		$1,011	1.28%		0.60%			4.30%	
2015	7/7/2015	10		$10.23		$105	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
VY® Morgan Stanley Global Franchise Portfolio - Service Class													
2017		8,670	$21.07	to	$37.95	$275,690	1.22%	0.90%	to	2.35%	22.89%	to	24.71%
2016		11,469	$16.13	to	$30.43	$293,868	1.28%	0.90%	to	2.35%	2.84%	to	4.36%
2015		12,600	$15.58	to	$29.16	$313,634	1.81%	0.90%	to	2.35%	3.86%	to	5.39%
2014		13,839	$14.33	to	$27.67	$329,736	1.70%	0.90%	to	2.35%	1.81%	to	3.32%
2013		16,170	$14.06	to	$26.78	$378,364	2.10%	0.90%	to	2.35%	16.60%	to	18.34%
VY® Morgan Stanley Global Franchise Portfolio - Service 2 Class													
2017		1,294	$25.84	to	$36.90	$40,730	1.10%	1.40%	to	2.20%	22.92%	to	23.93%
2016		1,689	$21.02	to	$29.77	$43,417	1.12%	1.40%	to	2.20%	2.84%	to	3.69%
2015		1,967	$20.44	to	$28.71	$49,185	1.70%	1.40%	to	2.20%	3.86%	to	4.67%
2014		2,220	$19.68	to	$27.43	$53,341	1.56%	1.40%	to	2.20%	1.81%	to	2.66%
2013		2,604	$19.33	to	$26.72	$61,552	1.92%	1.40%	to	2.20%	16.66%	to	17.66%
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class													
2017		2,820	$11.46	to	$12.26	$33,971	1.11%	0.60%	to	1.15%	13.47%	to	14.05%
2016		1,823	$10.10	to	$10.75	$19,599	1.60%	0.60%	to	1.15%		6.97%	
2015	7/7/2015	580		$10.05		$5,827	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class													
2017		39,763	$20.65	to	$117.95	$2,478,134	1.15%	0.75%	to	2.35%	12.37%	to	14.23%
2016		46,595	$17.05	to	$103.30	$2,644,523	1.31%	0.75%	to	2.35%	5.52%	to	7.27%
2015		50,166	$16.14	to	$96.38	$2,707,496	1.26%	0.75%	to	2.35%	2.78%	to	4.44%
2014		53,376	$15.69	to	$92.34	$2,815,358	1.28%	0.75%	to	2.35%	9.49%	to	11.31%
2013		58,165	$14.31	to	$82.99	$2,811,421	1.11%	0.75%	to	2.35%	19.39%	to	21.29%
VY® T. Rowe Price Capital Appreciation Portfolio - Service 2 Class													
2017		1,894	$22.36	to	$34.70	$55,843	0.98%	1.40%	to	2.20%	12.43%	to	13.35%
2016		2,397	$19.89	to	$30.61	$63,009	1.11%	1.40%	to	2.20%	5.52%	to	6.32%
2015		2,841	$18.85	to	$28.79	$70,737	1.08%	1.40%	to	2.20%	2.78%	to	3.64%
2014		3,244	$18.34	to	$27.78	$78,024	1.12%	1.40%	to	2.20%	9.49%	to	10.41%
2013		3,686	$16.75	to	$25.16	$81,130	0.93%	1.40%	to	2.20%	19.30%	to	20.27%
VY® T. Rowe Price Equity Income Portfolio - Adviser Class													
2017		103	$11.91	to	$12.49	$1,257	2.30%	0.60%	to	1.15%		15.22%	
2016		34		$10.84		$370	2.66%		0.60%			17.57%	
2015	7/7/2015	14		$9.22		$128	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
VY® T. Rowe Price Equity Income Portfolio - Service Class													
2017		10,887	$18.01	to	$75.84	$491,685	1.90%	0.50%	to	2.35%	13.50%	to	15.65%
2016		14,382	$15.68	to	$65.58	$564,297	2.18%	0.50%	to	2.35%	16.00%	to	18.18%
2015		15,694	$12.22	to	$55.49	$533,538	1.99%	0.50%	to	2.35%	-9.07%	to	-7.36%
2014		17,930	$13.43	to	$59.90	$671,155	1.79%	0.50%	to	2.35%	4.93%	to	6.91%
2013		20,605	$12.78	to	$56.03	$744,561	1.63%	0.50%	to	2.35%	26.71%	to	29.10%
VY® T. Rowe Price Equity Income Portfolio - Service 2 Class													
2017		745	$18.36	to	$27.44	$17,655	1.81%	1.40%	to	2.20%	13.54%	to	14.43%
2016		974	$16.17	to	$23.98	$20,422	2.03%	1.40%	to	2.20%	16.00%	to	16.92%
2015		1,117	$13.94	to	$20.51	$20,224	1.93%	1.40%	to	2.20%	-9.13%	to	-8.36%
2014		1,235	$15.34	to	$22.38	$24,490	1.69%	1.40%	to	2.20%	4.92%	to	5.82%
2013		1,407	$14.62	to	$21.15	$26,577	1.49%	1.40%	to	2.20%	26.80%	to	27.79%

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® T. Rowe Price International Stock Portfolio - Adviser Class													
2017		36	$11.83	to	$12.49	$439	0.54%	0.60%	to	1.15%	26.66%		
2016		14		$9.34		$128	1.75%		0.60%		0.97%		
2015	7/7/2015	3		$9.25		$23	(c)		0.60%		(c)		
2014		(c)		(c)		(c)	(c)		(c)		(c)		
2013		(c)		(c)		(c)	(c)		(c)		(c)		
VY® T. Rowe Price International Stock Portfolio - Service Class													
2017		8,511	$11.28	to	$20.07	$150,777	1.19%	0.75%	to	2.35%	24.86%	to	26.91%
2016		9,527	$8.94	to	$15.84	$134,555	1.44%	0.75%	to	2.60%	-0.69%	to	1.18%
2015		10,572	$8.90	to	$15.69	$148,903	0.99%	0.75%	to	2.60%	-3.55%	to	-1.69%
2014		11,066	$8.42	to	$15.98	$160,492	1.20%	0.75%	to	2.60%	-3.64%	to	-1.86%
2013		9,776	$8.71	to	$16.31	$146,227	1.05%	0.75%	to	2.60%	11.35%	to	13.51%
VY® Templeton Global Growth Portfolio - Service Class													
2017		5,485	$14.07	to	$41.04	$163,774	1.63%	0.80%	to	2.35%	15.44%	to	17.28%
2016		6,915	$12.04	to	$35.00	$177,409	3.58%	0.80%	to	2.35%	8.29%	to	9.99%
2015		8,138	$10.98	to	$31.82	$192,255	2.69%	0.80%	to	2.35%	-9.71%	to	-8.30%
2014		9,354	$11.12	to	$34.70	$243,688	1.20%	0.80%	to	2.35%	-5.05%	to	-3.53%
2013		10,655	$11.70	to	$35.97	$290,506	1.56%	0.80%	to	2.35%	27.53%	to	29.57%
VY® Templeton Global Growth Portfolio - Service 2 Class													
2017		143	$15.69	to	$25.57	$3,008	1.63%	1.40%	to	2.20%	15.45%	to	16.40%
2016		159	$13.59	to	$21.96	$2,979	3.61%	1.40%	to	2.20%	8.29%	to	9.15%
2015		197	$12.55	to	$20.12	$3,400	2.51%	1.40%	to	2.20%	-9.78%	to	-9.00%
2014		263	$13.91	to	$22.11	$4,879	1.11%	1.40%	to	2.20%	-5.12%	to	-4.33%
2013		295	$14.66	to	$23.11	$5,903	1.56%	1.40%	to	2.20%	27.59%	to	28.60%
Voya Global Bond Portfolio - Adviser Class													
2017		40	$10.58	to	$10.89	$428	2.01%	0.60%	to	1.15%	8.36%		
2016		20		$10.05		$201	1.60%		0.60%		5.24%		
2015	7/7/2015	5		$9.55		$49	(c)		0.60%		(c)		
2014		(c)		(c)		(c)	(c)		(c)		(c)		
2013		(c)		(c)		(c)	(c)		(c)		(c)		

196

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Global Bond Portfolio - Service Class													
2017		255	$14.05	to	$15.18	$3,760	2.29%	0.75%	to	1.35%	7.83%	to	8.51%
2016		285	$13.03	to	$13.99	$3,875	1.57%	0.75%	to	1.35%	4.57%	to	5.19%
2015		319	$12.46	to	$13.30	$4,143	—	0.75%	to	1.35%	-5.82%	to	-5.20%
2014		403	$13.23	to	$14.03	$5,526	0.54%	0.75%	to	1.35%	-1.19%	to	-0.57%
2013		480	$13.39	to	$14.11	$6,644	1.83%	0.75%	to	1.35%	-5.57%	to	-4.98%
Voya Solution 2025 Portfolio - Adviser Class													
2017		45	$11.51	to	$11.56	$518	1.53%	0.60%	to	1.15%		14.30%	
2016		35		$10.07		$356	2.86%		0.60%			4.90%	
2015	7/7/2015	4		$9.60		$40	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
Voya Solution 2025 Portfolio - Service Class													
2017		895	$17.00	to	$18.36	$15,848	1.99%	0.75%	to	1.35%	13.71%	to	14.39%
2016		983	$14.95	to	$16.04	$15,258	2.11%	0.75%	to	1.35%	4.47%	to	5.04%
2015		1,111	$14.31	to	$15.27	$16,464	3.15%	0.75%	to	1.35%	-1.45%	to	-0.84%
2014		1,220	$14.52	to	$15.40	$18,263	2.02%	0.75%	to	1.35%	4.16%	to	4.83%
2013		1,227	$13.94	to	$14.69	$17,579	2.21%	0.75%	to	1.35%	14.73%	to	15.40%
Voya Solution 2035 Portfolio - Adviser Class													
2017		14	$11.86	to	$12.05	$165	0.68%	0.60%	to	1.15%		18.48%	
2016		4		$10.01		$43	2.16%		0.60%			5.37%	
2015	7/7/2015	2		$9.50		$20	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
Voya Solution 2035 Portfolio - Service Class													
2017		468	$18.44	to	$19.91	$8,959	1.56%	0.75%	to	1.35%	17.83%	to	18.51%
2016		495	$15.65	to	$16.80	$8,012	2.03%	0.75%	to	1.35%	4.82%	to	5.46%
2015		541	$14.93	to	$15.93	$8,332	3.19%	0.75%	to	1.35%	-1.84%	to	-1.24%
2014		605	$15.21	to	$16.13	$9,463	1.98%	0.75%	to	1.35%	4.25%	to	4.88%
2013		647	$14.59	to	$15.38	$9,672	1.88%	0.75%	to	1.35%	18.71%	to	19.50%

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution 2045 Portfolio - Adviser Class													
2017		6	$11.98	to	$12.26	$70	0.60%	0.60%	to	1.15%	20.16%		
2016		3		$9.97		$25	0.95%		0.60%		5.50%		
2015	7/7/2015	1		$9.45		$13	(c)		0.60%		(c)		
2014		(c)		(c)		(c)	(c)		(c)		(c)		
2013		(c)		(c)		(c)	(c)		(c)		(c)		
Voya Solution 2045 Portfolio - Service Class													
2017		51	$19.20	to	$20.08	$989	1.13%	1.00%	to	1.35%	19.63%	to	20.02%
2016		56	$16.05	to	$17.23	$908	1.58%	0.75%	to	1.35%	4.97%	to	5.58%
2015		61	$15.29	to	$16.32	$956	3.08%	0.75%	to	1.35%	-2.30%	to	-1.69%
2014		62	$15.65	to	$16.60	$989	1.76%	0.75%	to	1.35%	4.68%	to	5.33%
2013		84	$14.95	to	$15.76	$1,278	1.64%	0.75%	to	1.35%	21.74%	to	22.55%
Voya Solution 2055 Portfolio - Adviser Class													
2017		8	$12.03	to	$12.30	$99	1.25%	0.60%	to	1.15%	20.66%		
2016		-		$9.97		$1	1.14%		0.60%		5.50%		
2015	7/7/2015	-		$9.45		$1	(c)		0.60%		(c)		
2014		(c)		(c)		(c)	(c)		(c)		(c)		
2013		(c)		(c)		(c)	(c)		(c)		(c)		
Voya Solution Income Portfolio - Adviser Class													
2017		54	$10.84	to	$10.89	$583	1.77%	0.60%	to	1.15%	8.47%		
2016		66		$10.04		$662	1.50%		0.60%		3.61%		
2015	7/7/2015	24		$9.69		$231	(c)		0.60%		(c)		
2014		(c)		(c)		(c)	(c)		(c)		(c)		
2013		(c)		(c)		(c)	(c)		(c)		(c)		
Voya Solution Income Portfolio - Service Class													
2017		1,096	$15.07	to	$16.27	$17,211	2.30%	0.75%	to	1.35%	7.87%	to	8.47%
2016		1,147	$13.97	to	$15.00	$16,646	1.09%	0.75%	to	1.35%	3.02%	to	3.66%
2015		1,242	$13.56	to	$14.47	$17,422	1.39%	0.75%	to	1.35%	-1.24%	to	-0.62%
2014		416	$13.73	to	$14.56	$5,899	2.56%	0.75%	to	1.35%	4.33%	to	4.97%
2013		460	$13.16	to	$13.87	$6,221	3.29%	0.75%	to	1.35%	5.53%	to	6.12%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution Moderately Aggressive Portfolio - Service Class													
2017		55,830	$11.43	to	$11.88	$649,025	1.39%	0.75%	to	2.35%	15.35%	to	17.24%
2016		63,965	$9.91	to	$10.13	$640,172	1.19%	0.75%	to	2.35%	3.76%	to	5.41%
2015	8/14/2015	72,872	$9.55	to	$9.62	$698,643	(c)	0.75%	to	2.35%		(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
VY® American Century Small-Mid Cap Value Portfolio - Adviser Class													
2017		103	$11.76	to	$12.89	$1,291	1.06%	0.60%	to	1.15%		10.27%	
2016		57		$11.69		$671	1.25%		0.60%			22.92%	
2015	7/7/2015	11		$9.51		$102	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
VY® American Century Small-Mid Cap Value Portfolio - Service Class													
2017		72	$37.36	to	$41.32	$2,920	1.06%	0.75%	to	1.35%	9.63%	to	10.28%
2016		73	$33.99	to	$37.56	$2,711	1.35%	0.75%	to	1.35%	22.38%	to	23.15%
2015		63	$27.71	to	$30.58	$1,898	1.55%	0.75%	to	1.35%	-3.08%	to	-2.48%
2014		72	$28.51	to	$31.44	$2,219	1.29%	0.75%	to	1.35%	10.99%	to	11.61%
2013		71	$25.63	to	$28.23	$1,968	1.16%	0.75%	to	1.35%	29.57%	to	30.42%
VY® Baron Growth Portfolio - Adviser Class													
2017		84	$11.92	to	$13.01	$1,022	0.51%	0.60%	to	1.15%		27.08%	
2016		55		$9.38		$517	—		0.60%			4.45%	
2015	7/7/2015	29		$8.98		$262	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
VY® Baron Growth Portfolio - Service Class													
2017		11,986	$21.85	to	$39.86	$300,731	0.81%	0.75%	to	2.35%	25.19%	to	27.24%
2016		14,489	$17.24	to	$31.33	$288,979	—	0.75%	to	2.35%	2.86%	to	4.54%
2015		17,585	$15.85	to	$29.97	$338,720	0.24%	0.75%	to	2.35%	-7.28%	to	-5.73%
2014		20,500	$16.33	to	$31.79	$423,203	0.07%	0.75%	to	2.35%	1.91%	to	3.55%
2013		25,234	$16.01	to	$30.70	$507,090	1.29%	0.75%	to	2.35%	35.59%	to	37.79%

199

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Columbia Contrarian Core Portfolio - Adviser Class													
2017		121	$12.22	to	$12.85	$1,541	0.85%	0.60%	to	1.15%	20.66%		
2016		104		$10.65		$1,104	3.38%		0.60%		7.47%		
2015	7/7/2015	64		$9.91		$632	(c)		0.60%		(c)		
2014		(c)		(c)		(c)	(c)		(c)		(c)		
2013		(c)		(c)		(c)	(c)		(c)		(c)		
VY® Columbia Contrarian Core Portfolio - Service Class													
2017		13,587	$17.07	to	$27.23	$256,166	0.98%	0.75%	to	2.55%	18.49%	to	20.67%
2016		16,645	$14.30	to	$22.62	$263,008	3.36%	0.75%	to	2.60%	5.54%	to	7.59%
2015		18,535	$13.55	to	$21.08	$275,055	0.84%	0.75%	to	2.60%	0.30%	to	2.21%
2014		20,357	$13.14	to	$20.67	$298,555	0.79%	0.75%	to	2.60%	9.93%	to	12.01%
2013		22,276	$11.92	to	$18.51	$294,606	1.39%	0.75%	to	2.60%	31.24%	to	33.74%
VY® Columbia Small Cap Value II Portfolio - Adviser Class													
2017		82	$12.05	to	$12.56	$1,006	0.13%	0.60%	to	1.15%	9.45%	to	9.98%
2016		40	$11.01	to	$11.42	$456	0.07%	0.60%	to	1.15%	22.66%		
2015	7/7/2015	18		$9.31		$172	(c)		0.60%		(c)		
2014		(c)		(c)		(c)	(c)		(c)		(c)		
2013		(c)		(c)		(c)	(c)		(c)		(c)		
VY® Columbia Small Cap Value II Portfolio - Service Class													
2017		4,846	$17.62	to	$22.69	$91,882	0.29%	0.95%	to	2.35%	8.36%	to	9.87%
2016		6,342	$16.27	to	$20.67	$110,405	0.25%	0.95%	to	2.35%	20.79%	to	22.51%
2015		7,507	$13.47	to	$16.88	$107,497	0.32%	0.95%	to	2.35%	-5.21%	to	-3.86%
2014		8,699	$14.21	to	$17.56	$130,648	0.17%	0.95%	to	2.35%	1.86%	to	3.34%
2013		9,998	$13.95	to	$17.00	$146,551	0.79%	0.95%	to	2.35%	36.63%	to	38.68%
VY® Invesco Comstock Portfolio - Service Class													
2017		8,096	$18.75	to	$28.86	$185,178	1.10%	0.75%	to	2.35%	14.93%	to	16.79%
2016		10,319	$16.29	to	$24.77	$204,604	2.29%	0.75%	to	2.35%	15.07%	to	16.91%
2015		12,339	$13.77	to	$21.24	$211,413	2.19%	0.75%	to	2.35%	-8.21%	to	-6.67%
2014		14,804	$14.90	to	$22.82	$274,735	1.89%	0.75%	to	2.35%	6.54%	to	8.33%
2013		15,436	$13.89	to	$21.12	$268,151	0.82%	0.75%	to	2.60%	31.57%	to	34.00%

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Invesco Equity and Income Portfolio - Adviser Class													
2017		113	$11.30	to	$11.99	$1,326	1.65%	0.60%	to	1.15%	9.70%		
2016		58		$10.93		$633	2.50%		0.60%		13.97%		
2015	7/7/2015	13		$9.59		$122	(c)		0.60%		(c)		
2014		(c)		(c)		(c)	(c)		(c)		(c)		
2013		(c)		(c)		(c)	(c)		(c)		(c)		
VY® Invesco Equity and Income Portfolio - Initial Class													
2017		45	$22.09	to	$23.40	$1,051	1.99%	0.75%	to	1.20%	9.57%	to	10.07%
2016		58	$20.16	to	$21.26	$1,227	1.95%	0.75%	to	1.20%	13.90%	to	14.42%
2015		65	$17.70	to	$18.58	$1,211	2.01%	0.75%	to	1.20%	-3.23%	to	-2.77%
2014		88	$18.29	to	$19.11	$1,668	1.55%	0.75%	to	1.20%	7.65%	to	8.15%
2013		96	$16.99	to	$17.67	$1,696	1.38%	0.75%	to	1.20%	23.47%	to	24.00%
VY® Invesco Equity and Income Portfolio - Service Class													
2017		26,356	$17.59	to	$27.03	$529,340	1.57%	0.50%	to	2.35%	8.01%	to	10.06%
2016		32,799	$14.99	to	$24.68	$605,474	1.68%	0.50%	to	2.35%	12.30%	to	14.42%
2015		39,336	$13.30	to	$21.68	$642,455	1.89%	0.50%	to	2.35%	-4.64%	to	-2.82%
2014		46,926	$13.55	to	$22.41	$798,096	2.15%	0.50%	to	2.35%	6.20%	to	7.91%
2013		15,145	$12.34	to	$20.83	$242,782	1.29%	0.75%	to	2.35%	21.64%	to	23.71%
VY® Invesco Equity and Income Portfolio - Service 2 Class													
2017		31,912	$12.49	to	$13.28	$409,131	1.38%	0.80%	to	2.35%	7.86%	to	9.57%
2016		36,700	$11.58	to	$12.12	$433,223	1.63%	0.80%	to	2.35%	12.21%	to	13.91%
2015		40,938	$10.32	to	$10.64	$428,229	1.82%	0.80%	to	2.35%	-4.80%	to	-3.18%
2014	7/21/2014	46,380	$10.84	to	$10.99	$505,717	(b)	0.80%	to	2.35%		(b)	
2013		(b)		(b)		(b)	(b)		(b)			(b)	
VY® JPMorgan Mid Cap Value Portfolio - Adviser Class													
2017		166	$11.61	to	$11.87	$1,945	0.50%	0.60%	to	1.15%	12.73%		
2016		75		$10.53		$791	0.66%		0.60%		13.71%		
2015	7/7/2015	26		$9.26		$237	(c)		0.60%		(c)		
2014		(c)		(c)		(c)	(c)		(c)		(c)		
2013		(c)		(c)		(c)	(c)		(c)		(c)		

201

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® JPMorgan Mid Cap Value Portfolio - Service Class													
2017		4,879	$20.02	to	$40.33	$123,187	0.54%	0.75%	to	2.35%	11.05%	to	12.87%
2016		6,423	$18.02	to	$35.73	$143,736	0.62%	0.75%	to	2.35%	12.00%	to	13.83%
2015		7,838	$16.09	to	$31.39	$155,664	0.57%	0.75%	to	2.35%	-5.35%	to	-3.74%
2014		9,469	$17.00	to	$32.61	$197,781	0.72%	0.75%	to	2.35%	12.29%	to	14.10%
2013		13,131	$15.14	to	$28.58	$244,250	0.65%	0.75%	to	2.35%	28.52%	to	30.56%
VY® Oppenheimer Global Portfolio - Adviser Class													
2017		84	$12.65	to	$13.42	$1,075	0.52%	0.60%	to	1.15%		35.01%	
2016		54		$9.37		$507	0.61%		0.60%			-0.85%	
2015	7/7/2015	81		$9.45		$769	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
VY® Oppenheimer Global Portfolio - Initial Class													
2017		139	$23.63	to	$27.75	$3,668	1.06%	0.75%	to	2.00%	33.81%	to	35.50%
2016		171	$17.66	to	$20.48	$3,341	1.18%	0.75%	to	2.00%	-1.78%	to	-0.53%
2015		193	$17.98	to	$20.59	$3,810	1.44%	0.75%	to	2.00%	2.04%	to	3.31%
2014		220	$17.62	to	$19.93	$4,222	1.11%	0.75%	to	2.00%	0.28%	to	1.58%
2013		260	$17.57	to	$19.62	$4,929	1.32%	0.75%	to	2.00%	24.52%	to	26.17%
VY® Oppenheimer Global Portfolio - Service Class													
2017		7,034	$18.30	to	$32.90	$170,930	0.92%	0.75%	to	2.55%	32.69%	to	35.10%
2016		6,396	$13.60	to	$24.41	$118,932	0.87%	0.75%	to	2.55%	-2.58%	to	-0.77%
2015		8,511	$13.76	to	$24.67	$160,403	1.39%	0.75%	to	2.55%	1.22%	to	3.05%
2014		7,780	$13.41	to	$24.00	$144,433	0.96%	0.75%	to	2.55%	-0.50%	to	1.34%
2013		9,113	$12.93	to	$23.74	$169,506	1.20%	0.75%	to	2.60%	23.52%	to	25.84%
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class													
2017	6/6/2017	65	$11.42	to	$11.46	$744	(e)	0.60%	to	1.15%		(e)	
2016		(e)		(e)		(e)	(e)		(e)			(e)	
2015		(e)		(e)		(e)	(e)		(e)			(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class													
2017		238	$29.44	to	$36.75	$8,484	0.46%	0.75%	to	1.35%	22.78%	to	23.51%
2016		270	$23.92	to	$29.82	$7,836	0.09%	0.75%	to	1.35%	5.72%	to	6.37%
2015		291	$22.56	to	$28.11	$7,955	—	0.75%	to	1.35%	0.34%	to	0.98%
2014		302	$22.43	to	$27.91	$8,177	0.04%	0.75%	to	1.35%	10.15%	to	10.81%
2013		347	$20.31	to	$25.25	$8,538	0.16%	0.75%	to	1.35%	32.93%	to	33.69%
VY® T. Rowe Price Growth Equity Portfolio - Adviser Class													
2017		216	$13.23	to	$13.55	$2,915	—	0.60%	to	1.15%		32.07%	
2016		190		$10.26		$1,946	—		0.60%			0.39%	
2015	7/7/2015	106		$10.22		$1,081	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
VY® T. Rowe Price Growth Equity Portfolio - Service Class													
2017		12,833	$20.08	to	$36.29	$278,211	—	0.75%	to	2.35%	30.14%	to	32.28%
2016		14,682	$15.43	to	$27.51	$242,913	—	0.75%	to	2.35%	-1.15%	to	0.46%
2015		18,678	$15.61	to	$27.44	$310,644	—	0.75%	to	2.35%	7.95%	to	9.71%
2014		15,938	$14.46	to	$25.08	$245,087	—	0.75%	to	2.35%	5.86%	to	7.64%
2013		17,930	$13.66	to	$23.37	$258,344	0.02%	0.75%	to	2.35%	35.65%	to	37.84%
VY® Templeton Foreign Equity Portfolio - Adviser Class													
2017		58	$11.05	to	$12.11	$688	0.52%	0.60%	to	1.15%		21.03%	
2016		15		$9.13		$138	3.99%		0.60%			0.66%	
2015	7/7/2015	7		$9.07		$66	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
VY® Templeton Foreign Equity Portfolio - Service Class													
2017		30,335	$10.80	to	$14.58	$378,239	1.81%	0.75%	to	2.35%	19.22%	to	21.10%
2016		38,104	$8.95	to	$12.08	$396,763	3.06%	0.75%	to	2.35%	-0.81%	to	0.83%
2015		44,725	$8.53	to	$12.00	$466,571	3.70%	0.75%	to	2.35%	-5.83%	to	-4.29%
2014		49,812	$8.84	to	$12.57	$548,594	2.25%	0.75%	to	2.35%	-9.04%	to	-7.56%
2013		55,425	$9.68	to	$13.64	$667,777	1.32%	0.75%	to	2.35%	17.09%	to	18.99%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Strategic Allocation Conservative Portfolio - Class S													
2017		103	$20.20	to	$21.82	$2,174	2.28%	0.75%	to	1.35%	8.66%	to	9.37%
2016		114	$18.59	to	$19.95	$2,204	2.66%	0.75%	to	1.35%	4.09%	to	4.67%
2015		126	$17.86	to	$19.06	$2,327	2.63%	0.75%	to	1.35%	-1.76%	to	-1.14%
2014		115	$18.18	to	$19.28	$2,167	2.63%	0.75%	to	1.35%	4.97%	to	5.59%
2013		126	$17.32	to	$18.26	$2,250	1.94%	0.75%	to	1.35%	10.25%	to	10.94%
Voya Strategic Allocation Growth Portfolio - Class S													
2017		34	$24.97	to	$26.96	$865	1.78%	0.75%	to	1.35%	15.98%	to	16.70%
2016		34	$21.53	to	$23.11	$754	2.35%	0.75%	to	1.35%	5.18%	to	5.82%
2015		35	$20.47	to	$21.84	$733	2.57%	0.75%	to	1.35%	-2.71%	to	-2.11%
2014		31	$21.04	to	$22.31	$669	1.78%	0.75%	to	1.35%	4.83%	to	5.43%
2013		28	$20.07	to	$21.16	$566	1.49%	0.75%	to	1.35%	20.47%	to	21.19%
Voya Strategic Allocation Moderate Portfolio - Class S													
2017		53	$22.56	to	$24.36	$1,250	1.66%	0.75%	to	1.35%	12.74%	to	13.41%
2016		54	$20.01	to	$21.47	$1,126	2.36%	0.75%	to	1.35%	4.87%	to	5.50%
2015		56	$19.08	to	$20.35	$1,106	2.79%	0.75%	to	1.35%	-2.20%	to	-1.64%
2014		59	$19.51	to	$20.69	$1,189	2.08%	0.75%	to	1.35%	5.06%	to	5.72%
2013		74	$18.57	to	$19.57	$1,403	1.80%	0.75%	to	1.35%	14.70%	to	15.39%
Voya Growth and Income Portfolio - Class A													
2017		50,579	$12.19	to	$19.53	$921,461	1.27%	0.60%	to	2.35%	17.04%	to	19.07%
2016		63,421	$10.28	to	$16.42	$981,920	1.48%	0.60%	to	2.35%	6.65%	to	8.55%
2015		73,368	$9.47	to	$15.15	$1,058,329	1.51%	0.60%	to	2.35%	-4.12%	to	-2.57%
2014		83,625	$14.58	to	$15.55	$1,250,813	1.47%	0.75%	to	2.35%	7.60%	to	9.35%
2013		97,739	$13.55	to	$14.22	$1,349,848	0.87%	0.75%	to	2.35%	27.11%	to	29.16%
Voya Growth and Income Portfolio - Class I													
2017		40	$15.74	to	$17.72	$653	1.68%	0.95%	to	1.95%	17.99%	to	19.26%
2016		51	$13.31	to	$14.91	$706	1.92%	0.95%	to	2.00%	7.51%	to	8.71%
2015		58	$12.38	to	$13.75	$735	2.02%	0.95%	to	2.00%	-3.36%	to	-2.37%
2014		65	$12.81	to	$14.13	$852	1.90%	0.95%	to	2.00%	8.47%	to	9.66%
2013		78	$11.81	to	$12.92	$937	2.20%	0.95%	to	2.00%	28.77%	to	29.07%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Growth and Income Portfolio - Class S													
2017		30,016	$15.42	to	$30.55	$496,239	1.46%	0.75%	to	2.35%	17.26%	to	19.15%
2016		38,388	$13.15	to	$25.64	$537,774	1.66%	0.75%	to	2.35%	6.91%	to	8.64%
2015		45,173	$12.30	to	$23.60	$588,326	1.69%	0.75%	to	2.35%	-3.98%	to	-2.40%
2014		52,449	$12.81	to	$24.18	$706,996	1.65%	0.75%	to	2.35%	7.83%	to	9.61%
2013		62,008	$11.69	to	$22.06	$770,429	1.05%	0.75%	to	2.60%	26.93%	to	29.38%
Voya Euro STOXX 50® Index Portfolio - Class A													
2017		2,160	$9.94	to	$11.17	$22,535	3.20%	0.95%	to	2.35%	20.92%	to	22.61%
2016		2,347	$8.22	to	$9.10	$20,087	1.85%	0.95%	to	2.35%	-2.14%	to	-0.87%
2015		3,448	$8.40	to	$9.18	$30,010	3.56%	0.95%	to	2.35%	-6.87%	to	-5.56%
2014		2,843	$9.02	to	$9.72	$26,452	3.05%	0.95%	to	2.35%	-11.83%	to	-10.50%
2013		3,391	$10.23	to	$10.86	$35,414	2.00%	0.95%	to	2.35%	22.55%	to	24.26%
Voya FTSE 100® Index Portfolio - Class A													
2017		368	$12.51	to	$14.06	$4,862	3.06%	0.95%	to	2.35%	18.74%	to	20.45%
2016		387	$10.54	to	$11.67	$4,267	4.59%	0.95%	to	2.35%	-3.92%	to	-2.67%
2015		504	$10.97	to	$11.99	$5,745	6.42%	0.95%	to	2.35%	-9.41%	to	-8.05%
2014		458	$12.11	to	$13.04	$5,743	3.70%	0.95%	to	2.35%	-9.02%	to	-7.78%
2013		379	$13.31	to	$14.14	$5,170	4.39%	0.95%	to	2.35%	16.04%	to	17.74%
Voya Global Equity Portfolio - Class A													
2017		2	$11.86	to	$12.45	$27	2.74%	0.60%	to	1.15%		22.39%	
2016		2		$9.69		$15	1.22%		0.60%			4.87%	
2015	7/7/2015	-		$9.24		$4	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
Voya Global Equity Portfolio - Class S													
2017		36,063	$11.23	to	$13.20	$432,631	2.13%	0.75%	to	2.35%	20.49%	to	22.56%
2016		44,654	$9.32	to	$10.77	$441,417	2.56%	0.75%	to	2.35%	3.30%	to	4.97%
2015		53,150	$9.02	to	$10.26	$505,332	0.64%	0.75%	to	2.35%	-4.75%	to	-3.21%
2014		16,621	$9.47	to	$10.60	$164,912	2.93%	0.75%	to	2.35%	2.38%	to	4.02%
2013		18,226	$9.25	to	$10.19	$175,466	3.54%	0.75%	to	2.35%	10.91%	to	12.85%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Global Equity Portfolio - Class T													
2017		3,299	$10.72	to	$11.16	$35,968	1.79%	0.95%	to	2.35%	20.04%	to	21.72%
2016		4,266	$8.93	to	$9.17	$38,502	2.30%	0.95%	to	2.35%	2.88%	to	4.44%
2015	3/9/2015	5,793	$8.68	to	$8.78	$50,512	(c)	0.95%	to	2.35%		(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
Voya Hang Seng Index Portfolio - Class S													
2017		1,607	$17.52	to	$19.82	$29,577	0.81%	0.95%	to	2.35%	36.13%	to	38.00%
2016		1,814	$12.87	to	$14.36	$24,432	4.41%	0.95%	to	2.35%	0.63%	to	2.06%
2015		2,224	$12.79	to	$14.07	$29,591	3.25%	0.95%	to	2.35%	-7.45%	to	-6.14%
2014		2,344	$13.82	to	$14.99	$33,527	2.26%	0.95%	to	2.35%	0.95%	to	2.40%
2013		2,793	$13.69	to	$14.64	$39,381	4.23%	0.95%	to	2.35%	1.41%	to	2.88%
Voya Index Plus LargeCap Portfolio - Class S													
2017		4,532	$18.30	to	$28.56	$94,364	1.41%	0.75%	to	2.35%	21.38%	to	23.37%
2016		5,820	$14.54	to	$23.21	$98,706	1.42%	0.75%	to	2.35%	7.40%	to	9.17%
2015		6,664	$13.49	to	$21.31	$104,070	1.36%	0.75%	to	2.35%	-1.73%	to	-0.17%
2014		7,851	$13.68	to	$21.39	$123,551	1.29%	0.75%	to	2.35%	10.87%	to	12.70%
2013		9,282	$12.29	to	$19.03	$130,749	1.61%	0.75%	to	2.35%	29.50%	to	31.66%
Voya Index Plus MidCap Portfolio - Class S													
2017		3,004	$20.21	to	$33.77	$79,590	1.08%	0.75%	to	2.55%	10.40%	to	12.44%
2016		4,011	$16.81	to	$30.11	$94,919	0.74%	0.75%	to	2.55%	14.87%	to	16.95%
2015		4,563	$14.56	to	$25.81	$92,995	0.68%	0.75%	to	2.55%	-4.55%	to	-2.80%
2014		5,341	$15.17	to	$26.62	$112,860	0.54%	0.75%	to	2.55%	6.52%	to	8.48%
2013		6,314	$14.16	to	$24.60	$124,289	0.93%	0.75%	to	2.60%	30.67%	to	33.22%
Voya Index Plus SmallCap Portfolio - Class S													
2017		2,398	$19.25	to	$33.09	$60,019	0.64%	0.75%	to	2.55%	6.84%	to	8.81%
2016		3,311	$16.55	to	$30.42	$76,756	0.58%	0.75%	to	2.55%	23.83%	to	26.07%
2015		3,822	$13.30	to	$24.13	$70,840	0.65%	0.75%	to	2.55%	-5.93%	to	-4.21%
2014		4,459	$14.06	to	$25.19	$86,929	0.41%	0.75%	to	2.55%	2.55%	to	4.44%
2013		5,262	$13.63	to	$24.12	$99,365	0.76%	0.75%	to	2.60%	38.66%	to	41.22%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya International Index Portfolio - Class A													
2017		58,229	$11.00	to	$12.44	$656,783	2.04%	0.60%	to	2.35%	21.27%	to	23.45%
2016		71,179	$9.07	to	$9.51	$657,808	2.62%	0.60%	to	2.35%	-1.95%	to	-0.22%
2015		81,730	$9.24	to	$9.54	$765,728	—	0.60%	to	2.35%	-3.75%	to	-2.25%
2014	2/12/2014	91,288	$9.61	to	$9.76	$882,816	(b)	0.75%	to	2.35%		(b)	
2013		(b)		(b)		(b)	(b)		(b)			(b)	
Voya International Index Portfolio - Class S													
2017		2,555	$9.74	to	$20.69	$26,966	2.24%	0.75%	to	2.35%	21.60%	to	23.60%
2016		3,386	$8.01	to	$16.74	$29,139	2.92%	0.75%	to	2.35%	-1.84%	to	-0.24%
2015		4,078	$8.16	to	$16.78	$35,459	2.90%	0.75%	to	2.35%	-3.32%	to	-1.81%
2014		5,009	$8.44	to	$17.09	$44,815	0.67%	0.75%	to	2.35%	-8.46%	to	-6.87%
2013		6,821	$9.22	to	$18.35	$66,035	2.08%	0.75%	to	2.35%	18.36%	to	20.17%
Voya Japan TOPIX® Index Portfolio - Class A													
2017	12/4/2017	699	$14.45	to	$16.17	$10,601	1.41%	1.00%	to	2.35%	22.46%	to	24.10%
2016		823	$11.80	to	$13.07	$10,133	0.75%	0.95%	to	2.35%	0.51%	to	1.96%
2015		1,827	$11.74	to	$12.82	$22,157	1.12%	0.95%	to	2.35%	7.90%	to	9.39%
2014		836	$10.88	to	$11.69	$9,380	1.01%	1.00%	to	2.35%	-7.64%	to	-6.33%
2013		1,103	$11.78	to	$12.51	$13,312	2.31%	0.95%	to	2.35%	21.82%	to	23.62%
Voya Russell™ Large Cap Growth Index Portfolio - Class S													
2017		7,757	$13.21	to	$35.58	$248,176	1.01%	0.60%	to	2.35%	27.85%	to	30.14%
2016		8,941	$10.80	to	$27.38	$224,178	1.13%	0.60%	to	2.35%	3.83%	to	5.68%
2015	8/14/2015	9,757	$10.22	to	$25.95	$235,492	—	0.60%	to	2.35%	4.82%	to	6.57%
2014		9,971	$22.16	to	$24.35	$229,161	0.97%	0.75%	to	2.35%	10.12%	to	11.90%
2013		9,043	$19.85	to	$21.76	$187,827	1.19%	0.75%	to	2.35%	28.59%	to	30.69%
Voya Russell™ Large Cap Index Portfolio - Class A													
2017	4/28/2017	118	$11.43	to	$11.47	$1,349	(e)	0.60%	to	1.15%		(e)	
2016		(e)		(e)		(e)	(e)		(e)			(e)	
2015		(e)		(e)		(e)	(e)		(e)			(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Russell™ Large Cap Index Portfolio - Class S													
2017		20,834	$17.91	to	$32.39	$397,452	1.42%	0.80%	to	2.35%	19.39%	to	21.29%
2016		25,292	$15.00	to	$26.73	$401,932	1.65%	0.80%	to	2.35%	8.07%	to	9.82%
2015		27,021	$13.88	to	$24.36	$394,456	1.41%	0.80%	to	2.35%	-0.57%	to	0.98%
2014		29,813	$13.96	to	$24.15	$434,879	1.36%	0.80%	to	2.35%	9.92%	to	11.73%
2013		30,100	$12.70	to	$21.64	$397,456	1.43%	0.80%	to	2.35%	28.80%	to	30.67%
Voya Russell™ Large Cap Value Index Portfolio - Class I													
2017		6	$12.37	to	$12.41	$78	2.02%	1.25%	to	1.40%	11.84%	to	12.00%
2016		7	$11.05	to	$11.08	$74	1.27%	1.25%	to	1.40%	13.92%	to	14.23%
2015	8/14/2015	9		$9.70		$83	(c)	1.25%	to	1.40%		(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
Voya Russell™ Large Cap Value Index Portfolio - Class S													
2017		9,712	$11.67	to	$27.92	$240,301	1.88%	0.60%	to	2.35%	10.58%	to	12.51%
2016		11,927	$11.01	to	$24.90	$267,245	1.36%	0.60%	to	2.35%	12.56%	to	14.66%
2015		13,193	$9.62	to	$21.80	$262,200	—	0.60%	to	2.35%	-6.02%	to	-4.72%
2014		5,321	$21.09	to	$22.88	$115,903	1.41%	0.95%	to	2.35%	9.62%	to	11.18%
2013		4,330	$19.24	to	$20.58	$85,774	1.48%	0.95%	to	2.35%	28.35%	to	30.17%
Voya Russell™ Mid Cap Growth Index Portfolio - Class S													
2017		7,694	$29.96	to	$34.07	$243,426	0.68%	0.90%	to	2.35%	21.43%	to	23.24%
2016		9,694	$24.67	to	$27.65	$250,790	0.68%	0.90%	to	2.35%	4.27%	to	5.86%
2015		10,648	$23.66	to	$26.12	$262,861	0.70%	0.90%	to	2.35%	-3.11%	to	-1.66%
2014		11,015	$24.42	to	$26.56	$278,933	0.22%	0.90%	to	2.35%	8.49%	to	10.07%
2013		12,722	$22.51	to	$24.13	$295,192	0.75%	0.90%	to	2.35%	31.79%	to	33.68%
Voya Russell™ Mid Cap Index Portfolio - Class A													
2017		299	$12.04	to	$12.12	$3,611	0.83%	0.60%	to	1.15%		16.67%	
2016		165		$10.32		$1,697	0.70%		0.60%			12.17%	
2015	7/7/2015	50		$9.20		$459	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Russell™ Mid Cap Index Portfolio - Class S													
2017		9,775	$19.04	to	$21.86	$197,217	1.25%	0.95%	to	2.35%	14.91%	to	16.58%
2016		13,179	$16.57	to	$18.76	$229,870	1.00%	0.95%	to	2.35%	10.47%	to	12.07%
2015		12,172	$15.00	to	$16.74	$191,278	1.19%	0.95%	to	2.35%	-5.30%	to	-4.01%
2014		13,716	$15.84	to	$17.44	$226,480	0.86%	0.95%	to	2.35%	9.77%	to	11.37%
2013		12,697	$14.43	to	$15.66	$189,802	1.00%	0.95%	to	2.35%	30.71%	to	32.60%
Voya Russell™ Small Cap Index Portfolio - Class A													
2017		199	$12.18	to	$12.30	$2,440	0.56%	0.60%	to	1.15%	12.26%	to	12.95%
2016		105	$10.85	to	$10.89	$1,139	0.62%	0.60%	to	1.15%		19.80%	
2015	7/7/2015	33		$9.09		$299	(c)		0.60%			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
Voya Russell™ Small Cap Index Portfolio - Class S													
2017		8,837	$18.76	to	$21.66	$176,184	0.85%	0.90%	to	2.35%	11.27%	to	12.93%
2016		11,530	$16.86	to	$19.18	$204,976	0.97%	0.90%	to	2.35%	17.98%	to	19.73%
2015		12,208	$14.29	to	$16.02	$183,175	0.93%	0.90%	to	2.35%	-7.03%	to	-5.60%
2014		12,828	$15.37	to	$16.97	$205,770	0.78%	0.90%	to	2.35%	2.19%	to	3.67%
2013		16,268	$15.04	to	$16.37	$253,638	1.07%	0.90%	to	2.35%	35.13%	to	37.22%
Voya Small Company Portfolio - Class A													
2017	6/26/2017	40	$10.69	to	$10.73	$430	(e)	0.60%	to	1.15%		(e)	
2016		(e)		(e)		(e)	(e)		(e)			(e)	
2015		(e)		(e)		(e)	(e)		(e)			(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
Voya Small Company Portfolio - Class S													
2017		4,207	$20.03	to	$38.07	$92,066	0.13%	0.75%	to	2.35%	8.39%	to	10.17%
2016		5,486	$18.48	to	$34.64	$109,739	0.17%	0.75%	to	2.35%	21.26%	to	23.24%
2015		5,554	$15.24	to	$28.18	$91,118	0.24%	0.75%	to	2.35%	-3.36%	to	-1.78%
2014		5,568	$15.77	to	$28.76	$94,403	0.10%	0.75%	to	2.35%	3.75%	to	5.48%
2013		6,326	$15.20	to	$27.34	$102,570	0.29%	0.75%	to	2.35%	34.16%	to	36.34%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya U.S. Bond Index Portfolio - Class S													
2017		15,142	$10.91	to	$12.81	$176,151	2.02%	0.75%	to	2.35%	0.55%	to	2.16%
2,016		19,330	$10.85	to	$12.56	$221,944	2.03%	0.75%	to	2.35%	-0.37%	to	1.30%
2015		20,433	$10.89	to	$12.41	$234,022	2.07%	0.75%	to	2.35%	-2.33%	to	-0.72%
2014		19,433	$11.15	to	$12.52	$226,662	1.78%	0.75%	to	2.35%	2.95%	to	4.71%
2013		16,310	$10.83	to	$11.98	$183,572	1.59%	0.75%	to	2.35%	-5.00%	to	-3.57%
Voya MidCap Opportunities Portfolio - Class A													
2017		103	$12.38	to	$12.70	$1,281	—	0.60%	to	1.15%	23.68%		
2016		80		$10.01		$804	—		0.60%		6.15%		
2015	7/7/2015	30		$9.43		$286	(c)		0.60%		(c)		
2014		(c)		(c)		(c)	(c)		(c)		(c)		
2013		(c)		(c)		(c)	(c)		(c)		(c)		
Voya MidCap Opportunities Portfolio - Class S													
2017		38,165	$19.89	to	$41.33	$848,540	—	0.75%	to	2.35%	21.83%	to	23.83%
2016		21,188	$16.31	to	$33.46	$387,227	—	0.75%	to	2.35%	4.47%	to	6.20%
2015		24,676	$15.59	to	$31.58	$428,196	—	0.75%	to	2.35%	-2.09%	to	-0.47%
2014		27,815	$15.91	to	$31.82	$489,948	0.33%	0.75%	to	2.35%	5.98%	to	7.74%
2013		33,947	$15.00	to	$29.61	$560,431	—	0.75%	to	2.35%	28.62%	to	30.67%
Voya SmallCap Opportunities Portfolio - Class A													
2017		141	$12.16	to	$12.20	$1,721	—	0.60%	to	1.15%	17.42%		
2016		110		$10.39		$1,138	—		0.60%		12.20%		
2015	7/7/2015	37		$9.26		$346	(c)		0.60%		(c)		
2014		(c)		(c)		(c)	(c)		(c)		(c)		
2013		(c)		(c)		(c)	(c)		(c)		(c)		
Voya SmallCap Opportunities Portfolio - Class S													
2017		1,976	$16.71	to	$38.96	$38,833	—	0.75%	to	2.35%	15.66%	to	17.56%
2016		2,671	$14.43	to	$33.22	$44,558	—	0.75%	to	2.35%	10.44%	to	12.25%
2015		3,164	$13.05	to	$29.67	$47,270	—	0.75%	to	2.35%	-3.44%	to	-1.86%
2014		3,687	$13.51	to	$30.31	$56,360	—	0.75%	to	2.35%	2.89%	to	4.53%
2013		4,595	$13.12	to	$29.06	$67,639	—	0.75%	to	2.35%	35.45%	to	37.75%

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Wells Fargo VT Omega Growth Fund - Class 2													
	2017	29	$24.35	to	$25.88	$732	0.01%	1.40%	to	2.20%	31.63%	to	32.71%
	2016	41	$18.50	to	$19.50	$771	—	1.40%	to	2.20%	-1.70%	to	-0.86%
	2015	55	$18.82	to	$19.67	$1,047	—	1.40%	to	2.20%	-0.90%	to	-0.10%
	2014	59	$18.99	to	$19.69	$1,131	—	1.40%	to	2.20%	1.61%	to	2.39%
	2013	74	$18.69	to	$19.23	$1,401	0.16%	1.40%	to	2.20%	36.82%	to	37.95%
Wells Fargo VT Index Asset Allocation Fund - Class 2													
	2017	52	$20.91	to	$22.31	$1,132	0.78%	1.65%	to	2.10%	9.88%	to	10.39%
	2016	58	$19.02	to	$20.21	$1,152	0.86%	1.65%	to	2.10%	5.37%	to	5.87%
	2015	68	$15.95	to	$19.09	$1,282	1.05%	1.65%	to	2.20%	-0.99%	to	-0.42%
	2014	73	$16.11	to	$19.17	$1,373	1.50%	1.65%	to	2.20%	15.48%	to	16.11%
	2013	96	$13.95	to	$16.51	$1,560	1.67%	1.65%	to	2.20%	17.03%	to	17.68%
Wells Fargo VT Small Cap Growth Fund - Class 2													
	2017	8	$30.23	to	$32.26	$243	—	1.65%	to	2.10%	23.21%	to	23.78%
	2016	8	$24.53	to	$26.06	$202	—	1.65%	to	2.10%	5.46%	to	5.98%
	2015	8	$20.21	to	$24.59	$192	—	1.65%	to	2.20%	-5.03%	to	-4.50%
	2014	9	$21.28	to	$25.75	$229	—	1.65%	to	2.20%	-4.06%	to	-3.49%
	2013	12	$22.18	to	$26.68	$315	—	1.65%	to	2.20%	46.98%	to	47.73%

(a)   As investment Division had no investments until 2013, this data is not meaningful and is therefore not presented.

(b)   As investment Division had no investments until 2014, this data is not meaningful and is therefore not presented.

(c)   As investment Division had no investments until 2015, this data is not meaningful and is therefore not presented.

(d)   As investment Division had no investments until 2016, this data is not meaningful and is therefore not presented.

(e)   As investment Division had no investments until 2017, this data is not meaningful and is therefore not presented.

(f)   As investment Division is wholly compromised of new contracts at the end of the year, this data is not meaningful and is therefore not presented.

A   The Fund Inception Date represents the first date the fund received money.

B   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investments income is determined by the timing of declaration of dividends by the underlying fund in which the Division invests.

C   The Expense Ratio considers only the annualized contract expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense risks, administrative, and other charges, as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

D   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)

	Page
Report of Independent Registered Public Accounting Firm	C-2
Financial Statements as of December 31, 2016 and 2015 and for the Years Ended December 31, 2016, 2015 and 2014:	
Balance Sheets as of December 31, 2016 and 2015	C-3
Statements of Operations for the years ended December 31, 2016, 2015 and 2014	C-5
Statements of Comprehensive Income for the years ended December 31, 2016, 2015 and 2014	C-6
Statements of Changes in Shareholder's Equity for the years ended December 31, 2016, 2015 and 2014	C-7
Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014	C-8
Notes to Financial Statements	C-10

Report of Independent Registered Public Accounting Firm

The Board of Directors
Voya Insurance and Annuity Company

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Voya Insurance and Annuity Company (the Company) as of December 31, 2017 and 2016, and the related statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2004.

Boston, Massachusetts
March 16, 2018

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Balance Sheets
December 31, 2017 and 2016
(In millions, except share and per share data)

	As of December 31,	
	2017	**2016**
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value (amortized cost of $20,470 as of 2017 and $21,123 as of 2016)	$ 21,680	$ 21,874
Fixed maturities, at fair value using the fair value option	615	648
Equity securities, available-for-sale, at fair value (cost of $20 as of 2017 and $15 as of 2016)	25	19
Short-term investments	348	430
Mortgage loans on real estate, net of valuation allowance of $1 as of 2017 and 2016	4,378	3,882
Policy loans	68	75
Limited partnerships/corporations	280	227
Derivatives	1,514	979
Other investments	34	19
Securities pledged (amortized cost of $814 as of 2017 and $723 as of 2016)	861	748
Total investments	29,803	28,901
Cash and cash equivalents	446	764
Short-term investments under securities loan agreements, including collateral delivered	467	187
Accrued investment income	236	232
Deposits, premiums receivable and reinsurance recoverable	6,561	7,417
Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners	1,667	2,029
Due from affiliates	48	32
Current income tax recoverable from Parent	—	4
Other assets	318	301
Assets held in separate accounts	28,894	30,934
Total assets	$ 68,440	$ 70,801

The accompanying notes are an integral part of these Financial Statements.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Balance Sheets
December 31, 2017 and 2016
(In millions, except share and per share data)

	As of December 31,	
	2017	**2016**
Liabilities and Shareholder's Equity		
Future policy benefits and contract owner account balances	$ 28,450	$ 28,942
Payable for securities purchased	25	15
Payables under securities loan agreements, including collateral held	1,155	865
Long-term debt	435	435
Due to affiliates	65	44
Funds held under reinsurance treaties with affiliates	5,933	6,657
Derivatives	783	180
Current income tax payable to Parent	145	—
Deferred income taxes	79	11
Other liabilities	147	149
Liabilities related to separate accounts	28,894	30,934
Total liabilities	66,111	68,232
Commitments and Contingencies (Note 13)		
Shareholder's equity:		
Common stock (250,000 shares authorized, issued and outstanding as of 2017 and 2016; $10 par value per share)	3	3
Additional paid-in capital	3,922	4,449
Accumulated other comprehensive income (loss)	612	425
Retained earnings (deficit)	(2,208)	(2,308)
Total shareholder's equity	2,329	2,569
Total liabilities and shareholder's equity	$ 68,440	$ 70,801

The accompanying notes are an integral part of these Financial Statements.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Statements of Operations
For the Years Ended December 31, 2017, 2016 and 2015
(In millions)

		Year Ended December 31,				
		2017		**2016**		**2015**
Revenues:						
Net investment income	$	1,314	$	1,363	$	1,306
Fee income		583		627		719
Premiums		476		496		506
Net realized capital gains (losses):						
Total other-than-temporary impairments		(21)		(9)		(30)
Less: Portion of other-than-temporary impairments recognized in Other comprehensive income (loss)		(7)		1		3
Net other-than-temporary impairments recognized in earnings		(14)		(10)		(33)
Other net realized capital gains (losses)		(1,210)		(875)		(99)
Total net realized capital gains (losses)		(1,224)		(885)		(132)
Other revenue		34		17		19
Total revenues		1,183		1,618		2,418
Benefits and expenses:						
Interest credited and other benefits to contract owners/policyholders		40		558		1,291
Operating expenses		434		463		486
Net amortization of Deferred policy acquisition costs and Value of business acquired		228		423		667
Interest expense		28		28		28
Other expense		21		11		25
Total benefits and expenses		751		1,483		2,497
Income (loss) before income taxes		432		135		(79)
Income tax expense (benefit)		332		116		(54)
Net income (loss)	$	100	$	19	$	(25)

The accompanying notes are an integral part of these Financial Statements.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Statements of Comprehensive Income
For the Years Ended December 31, 2017, 2016 and 2015
(In millions)

	Year Ended December 31,		
	2017	**2016**	**2015**
Net income (loss)	$ 100	$ 19	$ (25)
Other comprehensive income (loss), before tax:			
Unrealized gains/losses on securities	269	153	(452)
Other-than-temporary impairments	(1)	9	7
Pension and other postretirement benefits liability	—	—	—
Other comprehensive income (loss), before tax	268	162	(445)
Income tax expense (benefit) related to items of other comprehensive income (loss)	81	56	(156)
Other comprehensive income (loss), after tax	187	106	(289)
Comprehensive income (loss)	$ 287	$ 125	$ (314)

The accompanying notes are an integral part of these Financial Statements.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2017, 2016 and 2015
(In millions)

	Common Stock		Additional Paid-In Capital		Accumulated Other Comprehensive Income (Loss)		Retained Earnings (Deficit)		Total Shareholder's Equity
Balance at January 1, 2015	$	3	$	5,311	$	608	$	(2,302) $	3,620
Comprehensive income (loss):									
Net income (loss)		—		—		—		(25)	(25)
Other comprehensive income (loss), after tax		—		—		(289)		—	(289)
Total comprehensive income (loss)									(314)
Dividends paid and distributions of capital		—		(492)		—		—	(492)
Employee related benefits		—		2		—		—	2
Balance as of December 31, 2015		3		4,821		319		(2,327)	2,816
Comprehensive income (loss):									
Net income (loss)		—		—		—		19	19
Other comprehensive income (loss), after tax		—		—		106		—	106
Total comprehensive income (loss)									125
Dividends paid and distributions of capital		—		(373)		—		—	(373)
Employee related benefits		—		1		—		—	1
Balance as of December 31, 2016		3		4,449		425		(2,308)	2,569
Comprehensive income (loss):									
Net income (loss)		—		—		—		100	100
Other comprehensive income (loss), after tax		—		—		187		—	187
Total comprehensive income (loss)									287
Dividends paid and distributions of capital		—		(528)		—		—	(528)
Employee related benefits		—		1		—		—	1
Balance as of December 31, 2017	$	3	$	3,922	$	612	$	(2,208) $	2,329

The accompanying notes are an integral part of these Financial Statements.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Statements of Cash Flows
For the Years Ended December 31, 2017, 2016 and 2015
(In millions)

	Year Ended December 31,		
	2017	**2016**	**2015**
Cash Flows from Operating Activities:			
Net income (loss)	$ 100	$ 19	$ (25)
Adjustments to reconcile Net income (loss) to Net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value of business acquired and sales inducements	(117)	(152)	(137)
Net amortization of deferred policy acquisition costs, value of business acquired and sales inducements	300	549	777
Net accretion/amortization of discount/premium	24	8	11
Future policy benefits, claims reserves and interest credited	(300)	1,327	1,453
Deferred income tax expense (benefit)	(12)	49	15
Net realized capital losses	1,224	885	132
Employee related benefits	1	1	(2)
Change in:			
Accrued investment income	(4)	7	(15)
Premiums receivable and reinsurance recoverable	698	(1,743)	(1,328)
Other receivables and asset accruals	(34)	(2)	19
Other reinsurance assets	25	14	25
Due to/from affiliates	5	(5)	(10)
Income tax recoverable/payable	149	(32)	26
Funds held under reinsurance treaties with affiliates	(898)	(201)	1,046
Other payables and accruals	(3)	(4)	(19)
Other, net	(13)	(6)	8
Net cash provided by operating activities	$ 1,145	$ 714	$ 1,976

The accompanying notes are an integral part of these Financial Statements.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Statements of Cash Flows
For the Years Ended December 31, 2017, 2016 and 2015
(In millions)

		Year Ended December 31,				
		2017		2016		2015
Cash Flows from Investing Activities:						
Proceeds from the sale, maturity, disposal or redemption of:						
Fixed maturities	$	5,071	$	4,694	$	3,753
Equity securities, available-for-sale		—		—		—
Mortgage loans on real estate		382		421		464
Limited partnerships/corporations		46		44		33
Acquisition of:						
Fixed maturities		(4,461)		(4,105)		(4,553)
Equity securities, available-for-sale		(6)		—		(7)
Mortgage loans on real estate		(878)		(992)		(833)
Limited partnerships/corporations		(83)		(78)		(55)
Derivatives, net		(1,243)		(1,284)		(129)
Short-term investments, net		82		640		(323)
Policy loans, net		7		5		8
Collateral received (delivered), net		10		255		161
Other investments, net		(16)		29		1
Net cash used in investing activities		(1,089)		(371)		(1,480)
Cash Flows from Financing Activities:						
Deposits received for investment contracts	$	2,657	$	3,165	$	2,597
Maturities and withdrawals from investment contracts		(2,661)		(3,016)		(2,349)
Receipts (settlements) on deposit contracts		158		(2)		33
Dividends paid and distributions of capital		(528)		(373)		(492)
Net cash used in financing activities		(374)		(226)		(211)
Net (decrease) increase in cash and cash equivalents		(318)		117		285
Cash and cash equivalents, beginning of period		764		647		362
Cash and cash equivalents, end of period	$	446	$	764	$	647
Supplemental cash flow information:						
Income taxes paid (received), net	$	195	$	99	$	(94)
Interest paid		41		28		28
Non-cash investing and financing activities:						
Securities received from affiliate under reinsurance agreements	$	174	$	62	$	717

The accompanying notes are an integral part of these Financial Statements.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

1.   Business, Basis of Presentation and Significant Accounting Policies

On March 2, 2018, Voya Insurance and Annuity Company ("VIAC"or "the Company") filed with the U.S. Securities and Exchange Commission a Form 15, Certification and Notice of Termination of Registration. Consequently, VIAC will have no further reporting obligations under the Securities Exchange Act of 1934 after the filing of this Annual Report on Form 10-K.

Business

Voya Insurance and Annuity Company ("VIAC" or "the Company") is a stock life insurance company domiciled in the State of Iowa and provides financial products and services in the United States. VIAC is authorized to conduct its insurance business in all states, except New York, and in the District of Columbia.

Prior to May 2013, Voya Financial, Inc., together with its subsidiaries, including the Company, was an indirect, wholly owned subsidiary of ING Groep N.V. ("ING Group" or "ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING Group. Between October 2013 and March 2015, ING Group completed the sale of its remaining shares of common stock of Voya Financial, Inc. in a series of registered public offerings.

VIAC is a direct, wholly owned subsidiary of Voya Holdings Inc. ("Parent"), which is a direct, wholly owned subsidiary of Voya Financial, Inc.

On December 20, 2017, Voya Financial, entered into a Master Transaction Agreement (the "MTA") with VA Capital Company LLC ("VA Capital") and Athene Holding Ltd. ("Athene"), pursuant to which Venerable Holdings, Inc. ("Venerable"), a wholly owned subsidiary of VA Capital, will acquire all of the shares of the capital stock of the Company, as well as the membership interests of Directed Services LLC ("DSL"), a broker-dealer affiliate (collectively, the "Transaction"). At or prior to the closing of the Transaction, we will undertake certain restructuring transactions with several current affiliates in order to transfer businesses and assets into and out of the Company. These restructuring transactions will include reinsurance of our life insurance, employee benefits and other business activities to other insurance subsidiaries of Voya Financial, the recapture of reinsured portions of our variable annuity business from an affiliated reinsurer, the transfer of our investment-only products to affiliates of Voya Financial and the settlement of outstanding amounts under existing affiliate agreements. Concurrent with the Transaction, we will sell, via reinsurance, to Athene substantially all of our fixed annuities business for an estimated ceding commission of $400.

At closing, the MTA requires that the Company be funded with statutory capital equal to the "Required Adjusted Book Value", as defined in the MTA. The Required Adjusted Book Value is based in part on, the Conditional Tail Expectation ("CTE") 95 standard which is a statistical tail risk measure under the Standard & Poor's ("S&P") model which follows the Risk Based Capital C-3 Phase II guidelines as stipulated by the National Association of Insurance Commissioners. The Transaction is expected to close in the second or third quarter of 2018, subject to conditions specified in the MTA, including the receipt of required regulatory approvals, and other conditions.

The MTA contains limits on the amount of additional capital Voya Financial could be required to contribute in order to fund the Required Adjusted Book Value and on the amount of capital in excess of such amount for which VA Capital could be required to compensate Voya Financial, if we were not able to distribute such excess capital prior to the Transaction closing, in each case subject to certain termination rights.

The Company offers various insurance products, including fixed and indexed annuities, investment-only products and payout annuities for pre-retirement wealth accumulation and postretirement income management. The Company's annuity products are distributed by national and regional brokerage and securities firms, independent broker-dealers, banks, life insurance companies with captive agency sales forces, independent insurance agents, independent marketing organizations and affiliated broker-dealers. The Company's primary annuity customers are individual consumers. The Company stopped actively writing new retail variable annuity products with substantial guarantee features in early 2010, as part of a global business strategy and risk reduction plan. New amounts will continue to be deposited in VIAC variable annuities as add-on premiums to existing contracts.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

In 2009, the Company made a strategic decision to run-off the assets and liabilities related to certain guaranteed investment contracts and funding agreements previously issued to institutional investors and corporate benefit plans. No guaranteed investment contracts were outstanding during 2016 and 2015 and the remaining funding agreements related to this block matured or were terminated in 2017. The Company continues to issue funding agreements for corporate purposes to provide funding to enhance portfolio yields across all lines of business and to support liquidity.

The Company has one operating segment.

Basis of Presentation

The accompanying Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Significant Accounting Policies

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as the most significant in that they involve a higher degree of judgment, are subject to a significant degree of variability and/or contain significant accounting estimates:

- Reserves for future policy benefits;
- Deferred policy acquisition costs ("DAC"), value of business acquired ("VOBA") and deferred sales inducements ("DSI");
- Valuation of investments and derivatives;
- Impairments;
- Income taxes; and
- Contingencies.

Fair Value Measurement

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk, including the Company's own credit risk. The estimate of fair value is the price that would be received to sell an asset or transfer a liability ("exit price") in an orderly transaction between market participants in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company uses a number of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, industry-standard, vendor-provided software that models the value based on market observable inputs, and other internal modeling techniques based on projected cash flows.

Investments

The accounting policies for the Company's principal investments are as follows:

Fixed Maturities and Equity Securities: The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO"). Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Accumulated other comprehensive income (loss) ("AOCI") and presented net of related changes in DAC, VOBA, DSI and Deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Balance Sheets.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Statements of Operations. Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Statements of Operations.

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out ("FIFO") basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income in the Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single-class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management's knowledge of the current market. For prepayment-sensitive securities such as interest-only and principal-only strips, inverse floaters and credit-sensitive MBS and ABS securities, which represent beneficial interests in securitized financial assets that are not of high credit quality or that have been credit impaired, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

Short-term Investments: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase. These investments are stated at fair value.

Assets Held in Separate Accounts: Assets held in separate accounts are reported at the fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments, cash and fixed maturities.

Mortgage Loans on Real Estate: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. If a mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan, discounted at the loan's original purchase yield, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Other net realized capital gains (losses) in the Statements of Operations. Property obtained from foreclosed mortgage loans is recorded in Other investments on the Balance Sheets.

Mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. The Company's review includes submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

Mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

Commercial loans are placed on non-accrual status when 90 days in arrears if the Company has concerns regarding the collectability of future payments, or if a loan has matured without being paid off or extended. Factors considered may include conversations with the borrower, loss of major tenant, bankruptcy of borrower or major tenant, decreased property cash flow, number of days

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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past due, or various other circumstances. Based on an assessment as to the collectability of the principal, a determination is made either to apply against the book value or apply according to the contractual terms of the loan. Funds recovered in excess of book value would then be applied to recover expenses, impairments, and then interest. Accrual of interest resumes after factors resulting in doubts about collectability have improved.

The Company records an allowance for probable losses incurred on non-impaired loans on an aggregate basis, rather than specifically identified probable losses incurred by individual loan.

Policy Loans: Policy loans are carried at an amount equal to the unpaid balance. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the cash surrender value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

Limited Partnerships/Corporations: The Company uses the equity method of accounting for investments in limited partnership interests, which consists primarily of private equities and hedge funds. Generally, the Company records its share of earnings using a lag methodology, relying on the most recent financial information available, generally not to exceed three months. The Company's earnings from limited partnership interests accounted for under the equity method are recorded in Net investment income.

Other Investments: Other investments are comprised primarily of Federal Home Loan Bank ("FHLB") stock and property obtained from foreclosed mortgage loans, as well as other miscellaneous investments. The Company is a member of the FHLB system and is required to own a certain amount of FHLB stock based on the level of borrowings and other factors. FHLB stock is carried at cost, classified as a restricted security and periodically evaluated for impairment based on ultimate recovery of par value.

Securities Lending: The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions, through a lending agent, for short periods of time. The Company has the right to approve any institution with whom the lending agent transacts on its behalf. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. The lending agent retains the collateral and invests it in short-term liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. The lending agent indemnifies the Company against losses resulting from the failure of a counterparty to return securities pledged where collateral is insufficient to cover the loss.

Impairments

The Company evaluates its available-for-sale general account investments quarterly to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis.This evaluation process entails considerable judgment and estimation. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes and changes in ratings of the security. An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for certain equity securities, the Company gives greater weight and consideration to a decline in market value and the likelihood such market value decline will recover.

When assessing the Company's intent to sell a security, or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell, or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis, and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in Net realized capital gains (losses) in the Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security, and it is not more likely than not that the Company will be required to sell the

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) in the Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss).

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

- When determining collectability and the period over which the value is expected to recover for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company applies the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that includes, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.
- Additional considerations are made when assessing the unique features that apply to certain structured securities, such as subprime, Alt-A, non-agency RMBS, CMBS and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; loan-to-value ratios; debt service coverage ratios; current and forecasted loss severity; consideration of the payment terms of the underlying assets backing a particular security; and the payment priority within the tranche structure of the security.
- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenario-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates; and the overall macroeconomic conditions.
- The Company performs a discounted cash flow analysis comparing the current amortized cost of a security to the present value of future cash flows expected to be received, including estimated defaults and prepayments. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into Net investment income over the remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

Derivatives

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement.

The Company enters into interest rate, equity market, credit default and currency contracts, including swaps, futures, forwards, caps, floors and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Derivative contracts are reported as Derivatives assets or liabilities on the Balance Sheets at fair value. Changes in the fair value of derivatives are recorded in Other net realized capital gains (losses) in the Statements of Operations.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (a) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability or an identified portion thereof that is attributable to a particular risk ("fair value hedge") or (b) a hedge of a forecasted transaction or of the variability of cash flows that is attributable to interest rate risk to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

- *Fair Value Hedge*: For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the hedged item, to the extent of the risk being hedged, are recognized in Other net realized capital gains (losses) in the Statements of Operations.
- *Cash Flow Hedge*: For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative's change in value, if any, along with any of the derivative's change in value that is excluded from the assessment of hedge effectiveness, are recorded in Other net realized capital gains (losses) in the Statements of Operations.

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized currently in Other net realized capital gains (losses). The carrying value of the hedged asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date, or within two months of that date, the derivative continues to be carried on the Balance Sheets at its estimated fair value, with changes in estimated fair value recognized currently in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

The Company also has investments in certain fixed maturities and has issued certain annuity products that contain embedded derivatives for which fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets or credit ratings/spreads. Embedded derivatives within fixed maturities are included with the host contract on the Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Statements of Operations. Embedded derivatives within certain annuity products are included in Future policy benefits and contract owner account balances on the Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Statements of Operations.

In addition, the Company has entered into coinsurance with funds withheld reinsurance arrangements that contain embedded derivatives, the fair value of which is based on the change in the fair value of the underlying assets held in trust. The embedded derivatives within coinsurance with funds withheld reinsurance arrangements are reported with the host contract in Deposits, premiums receivable, and reinsurance recoverable or Funds held under reinsurance treaties with affiliates on the Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Interest credited and other benefits to contract owners/ policyholders in the Statements of Operations.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

Deferred Policy Acquisition Costs, Value of Business Acquired and Deferred Sales Inducements

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Capitalized costs are incremental, direct costs of contract acquisition and certain other costs related directly to successful acquisition activities. Such costs consist principally of commissions, underwriting, sales and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. VOBA represents the outstanding value of in-force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies. (See "Sales Inducements" below.) DAC, VOBA and DSI are adjusted for the impact of unrealized capital gains (losses) on investments, as if such gains (losses) have been realized, with corresponding adjustments included in AOCI.

Amortization Methodologies
The Company amortizes DAC and VOBA related to universal life ("UL") and variable universal life ("VUL") contracts and fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, fee income, returns associated with separate account performance, impact of hedge performance, expenses to administer the business and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date, estimated gross profits are updated with actual gross profits, and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

Recoverability testing is performed for current issue year products to determine if gross profits are sufficient to cover DAC, VOBA, DSI, estimated benefits and related expenses. In subsequent years, the Company performs testing to assess the recoverability of DAC, VOBA and DSI on an annual basis, or more frequently if circumstances indicate a potential loss recognition issue exists. If DAC, VOBA or DSI are not deemed recoverable from future gross profits, charges will be applied against the DAC, VOBA or DSI balances before an additional reserve is established.

The Company did not have any loss recognition for the year ended December 31, 2017.

During the year ended December 31, 2016, the Company's reviews resulted in loss recognition of $170 before income taxes, of which $138 and $32 was recorded to Net amortization of DAC and VOBA and Interest credited and other benefits to contract owners/policyholders, respectively, in the Statements of Operations, with a corresponding decrease on the Balance Sheets to Deferred policy acquisition costs, Value of business acquired, and Sales inducements to contract owners.

During the year ended December 31, 2015, the Company's reviews resulted in loss recognition of $342 before income taxes, of which $277 and $65 was recorded to Net amortization of DAC and VOBA and Interest credited and other benefits to contract owners/policyholders, respectively, in the Statements of Operations, with a corresponding decrease on the Balance Sheets to Deferred policy acquisition costs, Value of business acquired, and Sales inducements to contract owners.

Internal Replacements
Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC, VOBA and DSI related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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DAC, VOBA and DSI related to the replaced contracts are written off to the same account in which amortization is reported in the Statements of Operations.

Assumptions

Changes in assumptions can have a significant impact on DAC, VOBA and DSI balances, amortization rates, reserve levels, and results of operations. Assumptions are management's best estimate of future outcome.

Several assumptions are considered significant in the estimation of gross profits associated with the Company's variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company uses a reversion to the mean approach, which assumes that the market returns over the entire mean reversion period are consistent with a long-term level of equity market appreciation. The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, a 14% cap and a five-year look-forward period.

Other significant assumptions used in the estimation of gross profits include mortality, and for products with credited rates include interest rate spreads and credit losses. Estimated gross profits of variable annuity contracts are sensitive to mortality and estimated policyholder behavior assumptions, such as surrender, lapse and annuitization rates.

Sales Inducements

DSI represent benefits paid to contract owners for a specified period that are incremental to the amounts the Company credits on similar contracts without sales inducements and are higher than the contract's expected ongoing crediting rates for periods after the inducement. The Company defers sales inducements and amortizes DSI over the estimated lives of the related contracts using the same methodology and assumptions used to amortize DAC. The amortization of DSI is included in Interest credited and other benefits to contract owners/policyholders in the Statements of Operations. Each year, or more frequently if circumstances indicate a potentially significant recoverability issue exists, the Company reviews DSI to determine the recoverability of these balances.

Future Policy Benefits and Contract Owner Account Balances

Future Policy Benefits

The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations, including estimates of unpaid claims and claims that the Company believes have been incurred but have not yet been reported as of the balance sheet date. The principal assumptions used to establish liabilities for future policy benefits are based on Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, contract renewal, payment of subsequent premiums or deposits by the contract owner, retirement, investment returns, inflation, benefit utilization and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

- Reserves for traditional life insurance contracts (term insurance, participating and non-participating whole life insurance and traditional group life insurance) and accident and health insurance represent the present value of future benefits to be paid to or on behalf of contract owners and related expenses, less the present value of future net premiums. Assumptions as to interest rates, mortality, expenses and persistency are based on the Company's estimates of anticipated experience at the period the policy is sold or acquired, including a provision for adverse deviation. Interest rates used to calculate the present value of these reserves ranged from 2.3% to 7.2%.

- Reserves for payout contracts with life contingencies are equal to the present value of expected future payments. Assumptions as to interest rates, mortality and expenses are based on the Company's estimates of anticipated experience at the period the policy is sold or acquired, including a provision for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue and policy duration. Interest rates used to calculate the present value of future benefits ranged from 5.4% to 5.5%.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Although assumptions are "locked-in" upon the issuance of traditional life insurance contracts, certain accident and health insurance contracts and payout contracts with life contingencies, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a provision for adverse deviation.

During the year ended December 31, 2017, the Company did not establish any premium deficiency reserves. During the years ended 2016, and 2015, the Company established premium deficiency reserves of $36, and $126 respectively, before tax related to certain payout annuity contracts, which were recorded as increases in Future policy benefits and contract owner account balances with a corresponding increase in Deposits, premium receivable and reinsurance recoverable, as the reserves are ceded to an affiliate on a 100% coinsurance and coinsurance funds withheld basis. The establishment of these premium deficiency reserves had no impact in the Statements of Operations for the years ended December 31, 2016 and 2015.

Contract Owner Account Balances
Contract owner account balances relate to universal life-type and investment-type contracts, as follows:

- Account balances for funding agreements are calculated using the amount deposited with the Company, less withdrawals, plus interest accrued to the ending valuation date. Interest on these contracts is accrued by a predetermined index, plus a spread or a fixed rate, established at the issue date of the contract.
- Account balances for universal life-type contracts, including VUL contracts, are equal to cumulative deposits, less charges, withdrawals and account values released upon death, plus credited interest thereon.
- Account balances for fixed annuities and payout contracts without life contingencies are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged up to 7.5% for the years 2017, 2016 and 2015. Account balances for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.
- For fixed-indexed annuity ("FIA") contracts, the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value.

Product Guarantees and Additional Reserves
The Company calculates additional reserve liabilities for certain universal life-type products and certain variable annuity guaranteed benefits. The Company periodically evaluates its estimates and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

Universal and Variable Life: Reserves for UL and VUL secondary guarantees and paid-up guarantees are calculated by estimating the expected value of death benefits payable and recognizing those benefits ratably over the accumulation period based on total expected assessments. The reserve for such products recognizes the portion of contract assessments received in early years used to compensate the Company for benefits provided in later years. Assumptions used, such as the interest rate, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for purposes of amortizing DAC. Reserves for UL and VUL secondary guarantees and paid-up guarantees are recorded in Future policy benefits and contract owner account balances on the Balance Sheets.

The Company also calculates a benefit ratio for each block of business that meets the requirements for additional reserves and calculates an additional reserve by accumulating amounts equal to the benefit ratio multiplied by the assessments for each period, reduced by excess benefits during the period. The additional reserve is accumulated at interest rates consistent with the DAC model for the period. The calculated reserve includes provisions for UL contracts that produce expected gains from the insurance benefit function followed by losses from that function in later years. Additional reserves are recorded in Future policy benefits and contract owner account balances on the Balance Sheets.

GMDB and GMIB: Reserves for annuity guaranteed minimum death benefits ("GMDB") and guaranteed minimum income benefits ("GMIB") are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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on a range of scenarios. Assumptions used, such as the long-term equity market return, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for the purpose of amortizing DAC. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. In addition, the reserve for the GMIB incorporates assumptions for the likelihood and timing of the potential annuitizations that may be elected by the contract owner. In general, the Company assumes that GMIB annuitization rates will be higher for policies with more valuable ("in the money") guarantees, where the notional benefit amount is in excess of the account value. Reserves for GMDB and GMIB are recorded in Future policy benefits and contract owner account balances on the Balance Sheets. Changes in reserves for GMDB and GMIB are reported in Interest credited and other benefits to contract owners/policyholders in the Statements of Operations.

GMWBL, GMWB, GMAB and FIA: The Company issues certain products that contain embedded derivatives that are measured at estimated fair value separately from the host contracts. These products include deferred variable annuity contracts containing guaranteed minimum withdrawal benefits with life payouts ("GMWBL"), guaranteed minimum withdrawal benefits without life contingencies ("GMWB"), and guaranteed minimum accumulation benefits ("GMAB") features and FIA contracts . Such embedded derivatives are recorded in Future policy benefits and contract owner account balances on the Balance Sheets, with changes in estimated fair value, that are not related to attributed fees or premiums collected or payments made, reported in Other net realized capital gains (losses) in the Statements of Operations.

At inception of the contracts containing the GMWBL, GMWB, and GMAB features, the Company projects a fee to be attributed to the embedded derivative portion of the guarantee equal to the present value of projected future guaranteed benefits. After inception, the estimated fair value of the GMWBL, GMWB, and GMAB embedded derivatives is determined based on the present value of projected future guaranteed benefits, minus the present value of projected attributed fees. A risk neutral valuation methodology is used under which the cash flows from the guarantees are projected under multiple capital market scenarios using observable risk free rates. The projection of future guaranteed benefits and future attributed fees require the use of assumptions for capital markets (e.g., implied volatilities, correlation among indices, risk-free swap curve, etc.) and policyholder behavior (e.g., lapse, benefit utilization, mortality, etc.).

The estimated fair value of the embedded derivative in the FIA contracts is based on the present value of the excess of interest payments to the contract owners over the growth in the minimum guaranteed contract value. The excess interest payments are determined as the excess of projected index driven benefits over the projected guaranteed benefits. The projection horizon is over the anticipated life of the related contracts, which takes into account best estimate actuarial assumptions, such as partial withdrawals, full surrenders, deaths, annuitizations and maturities.

The liabilities for the GMWBL, GMWB, GMAB and FIA embedded derivatives include a risk margin to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks.

The discount rate used to determine the fair value of the liabilities for the GMWBL, GMWB, GMAB and FIA embedded derivatives includes an adjustment to reflect the risk that these obligations will not be fulfilled ("nonperformance risk").

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners or participants who bear the investment risk, subject, in limited cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant under a contract, in shares of mutual funds that are managed by the Company, or its affiliates, or in other selected mutual funds not managed by the Company, or its affiliates.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- Such separate accounts are legally recognized;
- Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- Investments are directed by the contract owner or participant; and
- All investment performance, net of contract fees and assessments, is passed through to the contract owner.

The Company reports separate account assets that meet the above criteria at fair value on the Balance Sheets based on the fair value of the underlying investments. Separate account liabilities equal separate account assets. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Statements of Operations, and the Statements of Cash Flows do not reflect investment activity of the separate accounts.

Long-term Debt

Long-term debt is carried on the Balance Sheets at an amount equal to the unpaid principal balance, net of any remaining unamortized discount or premium and any direct and incremental costs attributable to issuance. Discounts, premiums and direct and incremental costs are amortized as a component of Interest expense in the Statements of Operations over the life of the debt using the effective interest method of amortization.

Repurchase Agreements

The Company engages in dollar repurchase agreements with MBS ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company enters into dollar roll transactions by selling existing MBS and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company, and the Company, in turn, repays the loan amount along with the additional agreed upon interest.

The Company's policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is invested in Short-term investments, with the offsetting obligation to repay the loan included within Other liabilities on the Balance Sheets. The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions and the related repurchase obligation are included in Securities pledged and Short-term debt, respectively, on the Balance Sheets.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments. The Company believes the counterparties to the dollar rolls and repurchase agreements are financially responsible and that the counterparty risk is minimal.

Recognition of Insurance Revenue and Related Benefits

Premiums related to traditional life insurance contracts and payout contracts with life contingencies are recognized in Premiums in the Statements of Operations when due from the contract owner. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded in Interest credited and other benefits to contract owners/policyholders in the Statements of Operations when incurred.

Amounts received as payment for investment-type, universal life-type, fixed annuities, payout contracts without life contingencies and FIA contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

of fees assessed against the contract owner account balance for mortality and policy administration charges and are reported in Fee income. Surrender charges are reported in Other revenue. In addition, the Company earns investment income from the investment of contract deposits in the Company's general account portfolio, which is reported in Net investment income in the Statements of Operations. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the expected life of the related contracts in proportion to estimated gross profits in a manner consistent with DAC for these contracts. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

Income Taxes

The Company uses certain assumptions and estimates in determining (a) the income taxes payable or refundable to/from Voya Financial, Inc. for the current year, (b) the deferred income tax liabilities and assets for items recognized differently in its Financial Statements from amounts shown on its income tax returns and (c) the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation rules associated with change in control. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are reevaluated on a periodic basis. The Company will continue to evaluate as regulatory and business factors change.

Items required by tax regulations to be included in the tax return may differ from the items reflected in the financial statements. As a result, the effective tax rate reflected in the financial statements may be different than the actual rate applied on the tax return. Some of these differences are permanent, such as the dividends received deduction, which is estimated using information from the prior period and current year results. Other differences are temporary, reversing over time, such as the valuation of insurance reserves, and create deferred tax assets and liabilities.

The Company's deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Deferred tax assets represent the tax benefit of future deductible temporary differences, net operating loss carryforwards and tax credit carryforwards. The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

- The nature, frequency and severity of book income or losses in recent years;
- The nature and character of the deferred tax assets and liabilities;
- The recent cumulative book income (loss) position after adjustment for permanent differences;
- Taxable income in prior carryback years;
- Projected future taxable income, exclusive of reversing temporary differences and carryforwards;
- Projected future reversals of existing temporary differences;
- The length of time carryforwards can be utilized;
- Prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused; and
- Tax rules that would impact the utilization of the deferred tax assets.

In establishing unrecognized tax benefits, the Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority. The Company also considers positions that have been reviewed and agreed to as part of an examination by the appropriate taxing authority. Tax positions that do not meet the more likely than not standard are not recognized in the Financial Statements. Tax positions that meet this standard are recognized in the Financial Statements. The Company measures the tax position as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Reinsurance

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk. The Company reviews contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. The assumptions used to account for both long and short-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded Future policy benefits and contract owner account balances are reported gross on the Balance Sheets.

Long-duration: For reinsurance of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid and benefits received related to the underlying contracts is included in the expected net cost of reinsurance, which is recorded as a component of the reinsurance asset or liability. Any difference between actual and expected net cost of reinsurance is recognized in the current period and included as a component of profits used to amortize DAC.

Short-duration: For prospective reinsurance of short-duration contacts that meet the criteria for reinsurance accounting, amounts paid are recorded as ceded premiums and ceded unearned premiums and are reflected as a component of Premiums in the Statements of Operations and Other assets on the Balance Sheets, respectively. Ceded unearned premiums are amortized through premiums over the remaining contract period in proportion to the amount of protection provided.

If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in Other liabilities, and deposits made are included in Deposits, premiums receivable and reinsurance recoverable on the Balance Sheets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as Other revenues or Other expenses in the Statements of Operations, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through Other revenues or Other expenses, as appropriate.

Accounting for reinsurance requires use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers.

Only those reinsurance recoverable balances deemed probable of recovery are recognized as assets on the Company's Balance Sheets and are stated net of allowances for uncollectible reinsurance. Amounts currently recoverable and payable under reinsurance agreements are included in Deposits, premiums receivable and reinsurance recoverable and Other liabilities, respectively. Such assets and liabilities relating to reinsurance agreements with the same reinsurer are recorded net on the Balance Sheets if a right of offset exists within the reinsurance agreement. Premiums, Fee income and Interest credited and other benefits to contract owners/policyholders are reported net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in Other revenue.

The Company has entered into combined coinsurance and coinsurance funds withheld reinsurance arrangements that contain embedded derivatives for which carrying value is estimated based on the change in the fair value of the assets supporting the funds withheld payable under the agreements.

The Company currently has significant concentrations of ceded reinsurance with its affiliates, Security Life of Denver Insurance Company ("SLD") and Roaring River II, Inc. ("RRII"), primarily related to funding agreements and UL policies with respect to SLD and variable annuities with respect to RRII.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Participating Insurance

Participating business approximates 15.3% of the Company's ordinary life insurance in force and 30.3% of life insurance premium income. The amount of dividends to be paid is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales. Dividends to participating policyholders of $7, $8, and $9 were incurred during the years ended December 31, 2017, 2016 and 2015 respectively.

Contingencies

A loss contingency is an existing condition, situation or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets and actual or possible claims and assessments. Amounts related to loss contingencies are accrued and recorded in Other liabilities on the Balance Sheets if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome.

Adoption of New Pronouncements

Share-Based Compensation
In March 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-09, "Compensation-Stock Compensation (ASC Topic 718): Improvements to Employee Share-Based Payment Accounting" ("ASU 2016-09"), which simplifies the accounting for share-based payment award transactions with respect to:

- The income tax consequences of awards;
- The impact of forfeitures on the recognition of expense for awards;
- Classification of awards as either equity or liabilities; and
- Classification on the statement of cash flows.

The provisions of ASU 2016-09 were adopted by the Company on January 1, 2017 using the transition method prescribed for each applicable provision:

- On a prospective basis, all excess tax benefits and tax deficiencies related to share-based compensation will be reported in Net income (loss), rather than Additional paid-in capital. Prior year excess tax benefits will remain in Additional paid- in capital.
- The Company elected to retrospectively adopt the requirement to present cash inflows related to excess tax benefits as operating activities; however, there was no reclassification impact of Share-based compensation cash flows from financing activities to operating activities in the Consolidated Statement of Cash Flows for the twelve months ended December 31, 2016.

The adoption of the remaining provisions of ASU 2016-09 had no effect on the Company's financial condition, results of operations, or cash flows.

Debt Instruments
In March 2016, the FASB issued ASU 2016-06, "Derivatives and Hedging (ASC Topic 815): Contingent Put and Call Options in Debt Instruments" ("ASU 2016-06"), which clarifies that an entity is only required to follow the four-step decision sequence when assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts for purposes of bifurcating an embedded derivative. The entity does not need to assess whether the event that triggers the ability to exercise a call (put) option is related to interest rates or credit risks.

The provisions of ASU 2016-06 were adopted by the Company on January 1, 2017 using a modified retrospective approach. The adoption had no effect on the Company's financial condition, results of operations, or cash flows.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Consolidation

In February 2015, the FASB issued ASU 2015-02, "Consolidation (ASC Topic 810): Amendments to the Consolidation Analysis" ("ASU 2015-02"), which:

- Modifies the evaluation of whether limited partnerships and similar legal entities are Variable Interest Entities ("VIEs") or Voting Interest Entities ("VOEs"), including the requirement to consider the rights of all equity holders at risk to determine if they have the power to direct the entity's most significant activities.
- Eliminates the presumption that a general partner should consolidate a limited partnership. Limited partnerships and similar entities will be VIEs unless the limited partners hold substantive kick-out rights in the participating rights.
- Affects the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships.
- Provides a new scope exception for registered money market funds and similar unregistered money market funds, and ends the deferral granted to investment companies from applying the VIE guidance.

The Company adopted the provisions of ASU 2015-02 on January 1, 2016 using a modified retrospective approach. The adoption had no effect on the Company's financial condition or results of operations, but impacted disclosures only. Investments in limited partnerships previously accounted for as VOEs became VIEs under the new guidance as the limited partners do not hold substantive kick-out rights or participating rights. See *Variable Interest Entities* section of the *Investments* Note to these Financial Statements for additional information.

Future Adoption of Accounting Pronouncements

Reclassification of Certain Tax Effects

In February 2018, the FASB issued ASU 2018-02, "Income Statement-Reporting Comprehensive Income (ASC Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income" ("ASU 2018-02"), which allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the newly enacted Tax Cuts and Jobs Act of 2017 ("Tax Reform"). Stranded tax effects arise because generally accepted accounting principles require that the impact of a change in tax laws or rates on deferred tax liabilities and assets be reported in net income, even if related to items recognized within accumulated other comprehensive income. The amount of the reclassification would be based on the difference between the historical corporate income tax rate and the newly enacted 21% corporate income tax rate, applied to deferred tax liabilities and assets reported within accumulated other comprehensive income.

The provisions of ASU 2018-02 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. Initial adoption of ASU 2018-02 may be reported either in the period of adoption or on a retrospective basis in each period in which the effect of the change in the U.S. federal corporate income tax rate resulting from Tax Reform is recognized. The Company is currently evaluating the provisions of ASU 2018-02.

Derivatives & Hedging

In August 2017, the FASB issued ASU 2017-12, "Derivatives and Hedging (Topic ASC 815): Targeted Improvements to Accounting for Hedging Activities " ("ASU 2017-12"), which enables entities to better portray risk management activities in their financial statements, as follows:

- Expands an entity's ability to hedge nonfinancial and financial risk components and reduces complexity in accounting for fair value hedges of interest rate risk;
- Eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item;
- Eases certain documentation and assessment requirements and modifies the accounting for components excluded from the assessment of hedge effectiveness; and
- Modifies required disclosures.

The provisions of ASU 2017-12 are effective for fiscal years beginning after December 15, 2018, including interim periods, with early adoption permitted. Initial adoption of ASU 2017-12 is required to be reported using a modified retrospective approach,

C-24

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

with the exception of the presentation and disclosure requirements which are required to be applied prospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2017-12.

Debt Securities

In March 2017, the FASB issued ASU 2017-08, "Receivables-Nonrefundable Fees and Other Costs (ASC Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities" ("ASU 2017-08"), which shortens the amortization period for certain callable debt securities held at a premium by requiring the premium to be amortized to the earliest call date.

The provisions of ASU 2017-08 are effective for fiscal years beginning after December 15, 2018, including interim periods, with early adoption permitted. Initial adoption of ASU 2017-08 is required to be reported using a modified retrospective approach. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2017-08.

Derecognition of Nonfinancial Assets

In February 2017, the FASB issued ASU 2017-05, "Other Income-Gains and Losses from the Derecognition of Nonfinancial Assets (ASC Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance & Accounting for Partial Sales of Nonfinancial Assets" ("ASU 2017-05"), which requires entities to apply certain recognition and measurement principles in ASU 2014-09, "Revenue from Contracts with Customers (ASC Topic 606)" (see Revenue from Contracts with Customers below) when they derecognize nonfinancial assets and in substance nonfinancial assets through sale or transfer, and the counterparty is not a customer.

The provisions of ASU 2017-05 are effective for annual and interim reporting periods beginning after December 15, 2017, with early adoption permitted, using either a retrospective or modified retrospective method. The Company does not currently expect the adoption of this guidance to have a material impact on the Company's financial condition, results of operations, or cash flows; however, finalization of implementation efforts will continue into the first quarter of 2018.

Statement of Cash Flows

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (ASC Topic 230): Classification of Certain Cash Receipts and Cash Payments" ("ASU 2016-15"), which addresses diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on eight specific cash flow issues.

The provisions of ASU 2016-15 are effective retrospectively for fiscal years beginning after December 15, 2017, including interim periods, with early adoption permitted. The Company does not currently expect the adoption of this guidance to have a material impact on the Company's financial condition, results of operations, or cash flows; however, finalization of implementation efforts will continue into the first quarter of 2018.

Financial Instruments - Credit Losses

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments-Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"), which:

- Introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments;
- Modifies the impairment model for available-for-sale debt securities; and
- Provides a simplified accounting model for purchased financial assets with credit deterioration since their origination.

The provisions of ASU 2016-13 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted for fiscal years beginning after December 15, 2018. Initial adoption of ASU 2016-13 is required to be reported on a modified retrospective basis, with a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption, except for certain provisions that are required to be applied prospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2016-13.

Financial Instruments - Recognition and Measurement

In January 2016, the FASB issued ASU 2016-01, "Financial Instruments-Overall (ASC Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"), which requires:

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

- Equity investments (except those consolidated or accounted for under the equity method) to be measured at fair value with changes in fair value recognized in net income.
- Elimination of the disclosure of methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost.
- The use of the exit price notion when measuring the fair value of financial instruments for disclosure purposes.
- Separate presentation in other comprehensive income of the portion of the total change in fair value of a liability resulting from a change in own credit risk if the liability is measured at fair value under the fair value option.
- Separate presentation on the balance sheet or financial statement notes of financial assets and financial liabilities by measurement category and form of financial asset.

The provisions of ASU 2016-01 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption only permitted for certain provisions. Initial adoption of ASU 2016-01 is required to be reported on a modified retrospective basis, with a cumulative-effect adjustment to the balance sheet as of the beginning of the year of adoption, except for certain provisions that are required to be applied prospectively. The Company does not currently expect the adoption of this guidance to have a material impact on the Company's financial condition, results of operations, or cash flows; however, finalization of implementation efforts will continue into the first quarter of 2018.

Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (ASC Topic 606)" ("ASU 2014-09"), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance obligation under the contract. ASU 2014-09 also updated the accounting for certain costs associated with obtaining and fulfilling contracts with customers and requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In addition, the FASB issued various amendments during 2016 to clarify the provisions and implementation guidance of ASU 2014-09. Revenue recognition for insurance contracts and financial instruments is explicitly scoped out of the guidance.

The provisions of ASU 2014-09 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted as of January 1, 2017. Initial adoption of ASU 2014-09 is required to be reported using either a retrospective or modified retrospective approach.

The Company plans to adopt ASU 2014-09 on January 1, 2018 on a modified retrospective basis. As the scope of ASU 2014-09 excludes insurance contracts and financial instruments, the guidance does not apply to a significant portion of the Company's business. Consequently, the Company does not currently expect the adoption of this guidance to have a material impact; however, finalization of implementation efforts will continue into the first quarter of 2018.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

2. Investments

Fixed Maturities and Equity Securities

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2017:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3][4]
Fixed maturities:						
U.S. Treasuries	$ 821	$ 51	$ 6	$ —	$ 866	$ —
U.S. Government agencies and authorities	29	6	—	—	35	—
State, municipalities and political subdivisions	565	25	3	—	587	—
U.S. corporate public securities	9,190	737	13	—	9,914	—
U.S. corporate private securities	3,001	121	18	—	3,104	—
Foreign corporate public securities and foreign governments [1]	2,597	162	8	—	2,751	—
Foreign corporate private securities [1]	2,594	115	26	—	2,683	7
Residential mortgage-backed securities:						
Agency	1,086	49	9	7	1,133	—
Non-Agency	528	48	2	4	578	9
Total Residential mortgage-backed securities	1,614	97	11	11	1,711	9
Commercial mortgage-backed securities	981	14	5	—	990	—
Other asset-backed securities	507	9	1	—	515	—
Total fixed maturities, including securities pledged	21,899	1,337	91	11	23,156	16
Less: Securities pledged	814	51	4	—	861	—
Total fixed maturities	21,085	1,286	87	11	22,295	16
Equity securities	20	5	—	—	25	—
Total fixed maturities and equity securities investments	$ 21,105	$ 1,291	$ 87	$ 11	$ 22,320	$ 16

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).
[4] Amount excludes $128 of net unrealized gains on impaired available-for-sale securities.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2016:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3][4]
Fixed maturities:						
U.S. Treasuries	$ 946	$ 45	$ 8	$ —	$ 983	$ —
U.S. Government agencies and authorities	29	4	—	—	33	—
State, municipalities and political subdivisions	500	8	11	—	497	—
U.S. corporate public securities	9,993	510	58	—	10,445	4
U.S. corporate private securities	2,754	73	49	—	2,778	—
Foreign corporate public securities and foreign governments [1]	2,620	99	31	—	2,688	—
Foreign corporate private securities [1]	2,735	104	23	—	2,816	—
Residential mortgage-backed securities						
Agency	1,376	62	14	11	1,435	—
Non-Agency	271	41	2	5	315	11
Total Residential mortgage-backed securities	1,647	103	16	16	1,750	11
Commercial mortgage-backed securities	951	14	8	—	957	—
Other asset-backed securities	318	8	3	—	323	—
Total fixed maturities, including securities pledged	22,493	968	207	16	23,270	15
Less: Securities pledged	723	29	4	—	748	—
Total fixed maturities	21,770	939	203	16	22,522	15
Equity securities	15	4	—	—	19	—
Total fixed maturities and equity securities investments	$ 21,785	$ 943	$ 203	$ 16	$ 22,541	$ 15

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).
[4] Amount excludes $118 of net unrealized gains on impaired available-for-sale securities.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of fixed maturities, including securities pledged, as of December 31, 2017, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called or prepaid. MBS and Other ABS are shown separately because they are not due at a single maturity date.

	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 470	$ 476
After one year through five years	4,517	4,672
After five years through ten years	7,326	7,547
After ten years	6,484	7,245
Mortgage-backed securities	2,595	2,701
Other asset-backed securities	507	515
Fixed maturities, including securities pledged	$ 21,899	$ 23,156

The investment portfolio is monitored to maintain a diversified portfolio on an ongoing basis. Credit risk is mitigated by monitoring concentrations by issuer, sector and geographic stratification and limiting exposure to any one issuer.

As of December 31, 2017 and 2016, the Company did not have any investments in a single issuer, other than obligations of the U.S. Government and government agencies, with a carrying value in excess of 10% of the Company's Shareholder's equity.

The following tables set forth the composition of the U.S. and foreign corporate securities within the fixed maturity portfolio by industry category as of the dates indicated:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value
December 31, 2017				
Communications	$ 1,069	$ 97	$ 2	$ 1,164
Financial	2,816	168	3	2,981
Industrial and other companies	8,004	491	38	8,457
Energy	1,649	121	10	1,760
Utilities	2,833	201	8	3,026
Transportation	627	39	2	664
Total	$ 16,998	$ 1,117	$ 63	$ 18,052
December 31, 2016				
Communications	$ 1,070	$ 84	$ 4	$ 1,150
Financial	2,918	116	18	3,016
Industrial and other companies	8,692	343	71	8,964
Energy	1,809	85	20	1,874
Utilities	2,642	125	33	2,734
Transportation	600	24	6	618
Total	$ 17,731	$ 777	$ 152	$ 18,356

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Fixed Maturities and Equity Securities

The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the FVO. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in AOCI and presented net of related changes in DAC, VOBA and Deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Statements of Operations. Certain CMOs, primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Statements of Operations.

The Company invests in various categories of CMOs, including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to significant decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. As of December 31, 2017 and 2016, approximately 47.3% and 53.8%, respectively, of the Company's CMO holdings, were invested in the above mentioned types of CMOs such as interest-only or principal-only strips, that are subject to more prepayment and extension risk than traditional CMOs.

Public corporate fixed maturity securities are distinguished from private corporate fixed maturity securities based upon the manner in which they are transacted. Public corporate fixed maturity securities are issued initially through market intermediaries on a registered basis or pursuant to Rule 144A under the Securities Act of 1933 (the "Securities Act") and are traded on the secondary market through brokers acting as principal. Private corporate fixed maturity securities are originally issued by borrowers directly to investors pursuant to Section 4(a)(2) of the Securities Act, and are traded in the secondary market directly with counterparties, either without the participation of a broker or in agency transactions.

Repurchase Agreements

As of December 31, 2017 and 2016, the Company did not have any securities pledged in dollar rolls, repurchase agreement transactions or reverse repurchase agreements.

Securities Lending

As of December 31, 2017 and 2016, the fair value of loaned securities was $384 and $271, respectively, and is included in Securities pledged on the Balance Sheets. As of December 31, 2017 and 2016, cash collateral retained by the lending agent and invested in short-term liquid assets on the Company's behalf was $389 and $111, respectively, and is recorded in Short-term investments under securities loan agreements, including collateral delivered on the Balance Sheets. As of December 31, 2017 and 2016, liabilities to return collateral of $389 and $111, respectively, are included in Payables under securities loan agreements, including collateral held on the Balance Sheets. The Company is in the process of unwinding the securities lending program in anticipation of the closing of the Transaction.

During the first quarter of 2016 under an amendment to the securities lending program, the Company began accepting non-cash collateral in the form of securities. The securities retained as collateral by the lending agent may not be sold or re-pledged, except in the event of default, and are not reflected in the Company's Balance Sheets. This collateral generally consists of U.S. Treasury, U.S. Government agency securities and MBS pools. As of December 31, 2017 and 2016, the fair value of securities retained as collateral by the lending agent on the Company's behalf was $9 and $168, respectively.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table sets forth borrowings under securities lending transactions by class of collateral pledged for the dates indicated:

	December 31, 2017[1][2]	December 31, 2016[1][2]
U.S. Treasuries	$ 9	$ 62
U.S. corporate public securities	286	174
Foreign corporate public securities and foreign governments	103	43
Payables under securities loan agreements	$ 398	$ 279

[1] As of December 31, 2017 and 2016, borrowings under securities lending transactions include cash collateral of $389 and $111, respectively.
[2] As of December 31, 2017 and 2016, borrowings under securities lending transactions include non-cash collateral of $9 and $168, respectively.

The Company's securities lending activities are conducted on an overnight basis, and all securities loaned can be recalled at any time. The Company does not offset assets and liabilities associated with its securities lending program.

Variable Interest Entities

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company did not provide any non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value of the investments in VIEs was $280 and $227 as of December 31, 2017 and 2016, respectively; these investments are included in Limited partnerships/corporations on the Balance Sheets. Income and losses recognized on these investments are reported in Net investment income in the Statements of Operations.

Securitizations

The Company invests in various tranches of securitization entities, including RMBS, CMBS and ABS. Through its investments, the Company is not obligated to provide any financial or other support to these entities. Each of the RMBS, CMBS and ABS entities are thinly capitalized by design and considered VIEs. The Company's involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company, through its investments or other arrangements, does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS and ABS entities in which it holds investments. These investments are accounted for as investments available-for-sale as described in the *Business, Basis of Presentation and Significant Accounting Policies* Note to these Financial Statements and unrealized capital gains (losses) on these securities are recorded directly in AOCI, except for certain RMBS which are accounted for under the FVO for which changes in fair value are reflected in Other net realized gains (losses) in the Statements of Operations. The Company's maximum exposure to loss on these structured investments is limited to the amount of its investment.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized Capital Losses

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2017:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$ 462	$ 6	$ —	$ —	$ 37	$ —	$ 499	$ 6
State, municipalities and political subdivisions	45	—	—	—	63	3	108	3
U.S. corporate public securities	498	7	17	—	196	6	711	13
U.S. corporate private securities	189	1	32	1	342	16	563	18
Foreign corporate public securities and foreign governments	168	3	—	—	69	5	237	8
Foreign corporate private securities	101	21	10	—	130	5	241	26
Residential mortgage-backed	158	3	10	—	143	8	311	11
Commercial mortgage-backed	351	3	13	—	49	2	413	5
Other asset-backed	44	—	9	1	22	—	75	1
Total	$ 2,016	$ 44	$ 91	$ 2	$ 1,051	$ 45	$ 3,158	$ 91

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2016:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$ 455	$ 8	$ —	$ —	$ —	$ —	$ 455	$ 8
State, municipalities and political subdivisions	269	10	—	—	12	1	281	11
U.S. corporate public securities	1,932	43	24	1	171	14	2,127	58
U.S. corporate private securities	823	29	34	1	123	19	980	49
Foreign corporate public securities and foreign governments	411	13	20	1	141	17	572	31
Foreign corporate private securities	479	18	—	—	50	5	529	23
Residential mortgage-backed	374	11	35	1	53	4	462	16
Commercial mortgage-backed	282	6	13	—	14	2	309	8
Other asset-backed	87	—	—	—	52	3	139	3
Total	$ 5,112	$ 138	$ 126	$ 4	$ 616	$ 65	$ 5,854	$ 207

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 95.9% and 90.5% of the average book value as of December 31, 2017 and 2016, respectively.

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive months as indicated in the tables below, were as follows as of the dates indicated:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
December 31, 2017						
Six months or less below amortized cost	$ 2,035	$ 39	$ 25	$ 22	399	7
More than six months and twelve months or less below amortized cost	96	—	2	—	36	—
More than twelve months below amortized cost	1,057	22	36	6	291	6
Total	$ 3,188	$ 61	$ 63	$ 28	726	13
December 31, 2016						
Six months or less below amortized cost	$ 5,318	$ 18	$ 148	$ 4	955	8
More than six months and twelve months or less below amortized cost	261	13	15	4	59	3
More than twelve months below amortized cost	429	22	29	7	141	6
Total	$ 6,008	$ 53	$ 192	$ 15	1,155	17

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% were as follows as of the dates indicated:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
December 31, 2017						
U.S. Treasuries	$ 505	$ —	$ 6	$ —	16	—
State, municipalities and political subdivisions	111	—	3	—	95	—
U.S. corporate public securities	723	1	13	—	126	2
U.S. corporate private securities	560	21	12	6	73	2
Foreign corporate public securities and foreign governments	245	—	8	—	52	—
Foreign corporate private securities	232	35	5	21	34	6
Residential mortgage-backed	319	3	10	1	166	2
Commercial mortgage-backed	418	—	5	—	122	—
Other asset-backed	75	1	1	—	42	1
Total	$ 3,188	$ 61	$ 63	$ 28	726	13
December 31, 2016						
U.S. Treasuries	$ 463	$ —	$ 8	$ —	11	—
State, municipalities and political subdivisions	292	—	11	—	185	—
U.S. corporate public securities	2,172	12	55	3	374	3
U.S. corporate private securities	996	34	40	9	114	3
Foreign corporate public securities and foreign governments	599	4	30	1	126	3
Foreign corporate private securities	552	—	23	—	61	2
Residential mortgage-backed	478	—	16	—	172	3
Commercial mortgage-backed	314	3	6	2	66	3
Other asset-backed	142	—	3	—	46	—
Total	$ 6,008	$ 53	$ 192	$ 15	1,155	17

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Investments with fair values less than amortized cost are included in the Company's other-than-temporary impairment analysis. Impairments were recognized as disclosed in the "Evaluating Securities for Other-Than-Temporary Impairments" section below. The Company evaluates non-agency RMBS and ABS for "other-than-temporary impairments" each quarter based on actual and projected cash flows, after considering the quality and updated loan-to-value ratios reflecting current home prices of underlying collateral, forecasted loss severity, the payment priority within the tranche structure of the security and amount of any credit enhancements. The Company's assessment of current levels of cash flows compared to estimated cash flows at the time the securities were acquired (typically pre-2008) indicates the amount and the pace of projected cash flows from the underlying collateral has generally been lower and slower, respectively. However, since cash flows are typically projected at a trust level, the impairment review incorporates the security's position within the trust structure as well as credit enhancement remaining in the trust to determine whether an impairment is warranted. Therefore, while lower and slower cash flows will impact the trust, the effect on the valuation of a particular security within the trust will also be dependent upon the trust structure. Where the assessment continues to project full recovery of principal and interest on schedule, the Company has not recorded an impairment. Based on this analysis, the Company determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired and therefore no further other-than-temporary impairment was necessary.

Troubled Debt Restructuring

The Company invests in high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications are granted to these contracts. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructuring when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include reducing the face amount or maturity amount of the debt as originally stated, reducing the contractual interest rate, extending the maturity date at an interest rate lower than current market interest rates and/or reducing accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. For the year ended December 31, 2017, the Company did not have any new commercial mortgage loan troubled debt restructuring and had one private placement troubled debt restructuring with a pre-modification and post-modification carrying value of $11. For the year ended December 31, 2016, the Company had no new troubled debt restructurings for commercial mortgage loans or private placement bonds.

As of December 31, 2017, the Company held no commercial mortgage troubled debt restructured loans.

As of December 31, 2017 and 2016, the Company did not have any commercial mortgage loans or private placements modified in a troubled debt restructuring with a subsequent payment default.

Mortgage Loans on Real Estate

The Company's mortgage loans on real estate are all commercial mortgage loans held for investment, which are reported at amortized cost, less impairment write-downs and allowance for losses. The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates mortgage loans based on relevant current information including a review of loan-specific credit quality, property characteristics and market trends. Loan performance is monitored on a loan specific basis through the review of submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt. The components to evaluate debt service coverage are received and reviewed at least annually to determine the level of risk.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the Company's investment in mortgage loans as of the dates indicated:

	December 31, 2017			December 31, 2016		
	Impaired	Non Impaired	Total	Impaired	Non Impaired	Total
Commercial mortgage loans	$ —	$ 4,379	$ 4,379	$ —	$ 3,883	$ 3,883
Collective valuation allowance for losses	N/A	(1)	(1)	N/A	(1)	(1)
Total net commercial mortgage loans	$ —	$ 4,378	$ 4,378	$ —	$ 3,882	$ 3,882

N/A - Not Applicable

There were no impairments taken on the mortgage loan portfolio for the years ended December 31, 2017, 2016 and 2015.

The following table summarizes the activity in the allowance for losses for commercial mortgage loans for the periods indicated:

	December 31, 2017	December 31, 2016
Collective valuation allowance for losses, balance at January 1	$ 1	$ 1
Addition to (reduction of) allowance for losses	—	—
Collective valuation allowance for losses, end of period	$ 1	$ 1

For the years ended December 31, 2017 and 2016, the Company did not have any impaired loans with allowances for losses.

The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due. The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until the loan is brought current.

There were no mortgage loans in the Company's portfolio in process of foreclosure as of December 31, 2017 and 2016.

There were no loans 30 days or less in arrears, with respect to principal and interest as of December 31, 2017 and 2016.

Commercial loans are placed on non-accrual status when 90 days in arrears if the Company has concerns regarding the collectability of future payments, or if a loan has matured without being paid off or extended. Factors considered may include loss of major tenant, bankruptcy of borrower or major tenant, decreased property cash flow, number of days past due, or various other circumstances. Based on an assessment as to the collectability of the principal, a determination is made to either apply against the book value or apply according to the contractual terms of the loan. Funds recovered in excess of book value would then be applied to recover expenses, impairments, and then interest. Accrual of interest resumes after factors resulting in doubts about collectability have improved.

The following table presents information on the average investment during the period in impaired loans and interest income recognized on impaired and troubled debt restructured loans for the periods indicated:

	Year Ended December 31,		
	2017	2016	2015
Impaired loans, average investment during the period (amortized cost) [1]	$ —	$ 2	$ 10
Interest income recognized on impaired loans, on an accrual basis [1]	—	—	1
Interest income recognized on impaired loans, on a cash basis [1]	—	—	1
Interest income recognized on troubled debt restructured loans, on an accrual basis	—	—	1

[1] Includes amounts for Troubled debt restructured loans.

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income to its debt service payments. A DSC ratio of less than 1.0 indicates that a property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above.

The following table presents the LTV ratios as of the dates indicated:

	December 31, 2017[1]	December 31, 2016[1]
Loan-to-Value Ratio:		
0% - 50%	$ 412	$ 428
>50% - 60%	1,141	1,009
>60% - 70%	2,428	2,105
>70% - 80%	389	336
>80% and above	9	5
Total Commercial mortgage loans	$ 4,379	$ 3,883

[1] Balances do not include collective valuation allowance for losses.

The following table presents the DSC ratios as of the dates indicated:

	December 31, 2017[1]	December 31, 2016[1]
Debt Service Coverage Ratio:		
Greater than 1.5x	$ 3,436	$ 3,014
>1.25x - 1.5x	549	439
>1.0x - 1.25x	301	308
Less than 1.0x	67	77
Commercial mortgage loans secured by land or construction loans	26	45
Total Commercial mortgage loans	$ 4,379	$ 3,883

[1] Balances do not include collective valuation allowance for losses.

Properties collateralizing mortgage loans are geographically dispersed throughout the United States, as well as diversified by property type, as reflected in the following tables as of the dates indicated:

	December 31, 2017[1]		December 31, 2016[1]	
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by U.S. Region:				
Pacific	$ 879	20.1%	$ 888	22.9%
South Atlantic	1,012	23.1%	979	25.2%
Middle Atlantic	588	13.4%	495	12.7%
West South Central	554	12.7%	466	12.0%
Mountain	557	12.7%	379	9.8%
East North Central	469	10.7%	400	10.3%
New England	61	1.4%	64	1.6%
West North Central	201	4.6%	140	3.6%
East South Central	58	1.3%	72	1.9%
Total Commercial mortgage loans	$ 4,379	100.0%	$ 3,883	100.0%

[1] Balances do not include collective valuation allowance for losses.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

| | December 31, 2017[1] | | December 31, 2016[1] | |
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by Property Type:				
Retail	$ 1,127	25.7%	$ 1,145	29.5%
Industrial	1,208	27.6%	988	25.5%
Apartments	1,084	24.8%	832	21.4%
Office	720	16.4%	669	17.2%
Hotel/Motel	79	1.8%	83	2.1%
Mixed Use	31	0.7%	31	0.8%
Other	130	3.0%	135	3.5%
Total Commercial mortgage loans	$ 4,379	100.0%	$ 3,883	100.0%

[1]Balances do not include collective valuation allowance for losses.

The following table presents mortgages by year of origination as of the dates indicated:

	December 31, 2017[1]	December 31, 2016[1]
Year of Origination:		
2017	$ 831	$ —
2016	941	$ 959
2015	763	796
2014	547	554
2013	573	600
2012	153	169
2011 and prior	571	805
Total Commercial mortgage loans	$ 4,379	$ 3,883

[1] Balances do not include collective valuation allowance for losses.

Evaluating Securities for Other-Than-Temporary Impairments

The Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities and equity securities, in accordance with its impairment policy in order to evaluate whether such investments are other-than-temporarily impaired.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table identifies the Company's credit-related and intent-related impairments included in the Statements of Operations, excluding impairments included in Other comprehensive income (loss) by type for the periods indicated:

	Year Ended December 31,					
	2017		**2016**		**2015**	
	Impairment	**No. of Securities**	**Impairment**	**No. of Securities**	**Impairment**	**No. of Securities**
U.S. corporate public securities	$ — *	3	$ 2	2	$ 11	10
Foreign corporate public securities and foreign governments [1]	1	2	3	2	18	6
Foreign corporate private securities [1]	10	2	1	2	1	1
Residential mortgage-backed	1	20	4	32	3	27
Commercial mortgage-backed	2	4	— *	1	— *	2
Other asset-backed	— *	1	— *	2	—	—
Equity	—	—	—	—	— *	1
Total	$ 14	32	$ 10	41	$ 33	47

[1] Primarily U.S. dollar denominated.

* Less than $1.

The above tables include $12, $5 and $8 of write-downs related to credit impairments for the years ended December 31, 2017, 2016 and 2015, respectively, in Other-than-temporary impairments, which are recognized in the Statements of Operations. The remaining $2, $5 and $25 in write-downs, for the years ended December 31, 2017, 2016 and 2015, respectively, are related to intent impairments.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes these intent impairments, which are also recognized in earnings, by type for the periods indicated:

	Year Ended December 31,					
	2017		2016		2015	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. corporate public securities	$ — *	3	$ 2	1	$ 11	9
Foreign corporate public securities and foreign governments [1]	—	—	2	1	14	5
Residential mortgage-backed	— *	3	1	3	— *	4
Commercial mortgage-backed	2	4	— *	1	— *	2
Total	$ 2	10	$ 5	6	$ 25	20

[1] Primarily U.S. dollar denominated.
* Less than $1.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security. Accordingly, these factors may lead the Company to record additional intent related capital losses.

The following table identifies the amount of credit impairments on fixed maturities for which a portion of the OTTI loss was recognized in Other comprehensive income (loss) and the corresponding changes in such amounts for the periods indicated:

	Year Ended December 31,		
	2017	2016	2015
Balance at January 1	$ 20	$ 27	$ 33
Additional credit impairments:			
On securities not previously impaired	11	—	—
On securities previously impaired	—	3	2
Reductions:			
Increase in cash flows	1	1	1
Securities sold, matured, prepaid or paid down	6	9	7
Balance at December 31	$ 24	$ 20	$ 27

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net Investment Income

The following table summarizes Net investment income for the periods indicated:

		Year Ended December 31,				
		2017		**2016**		**2015**
Fixed maturities	$	1,121	$	1,205	$	1,169
Equity securities, available-for-sale		9		3		2
Mortgage loans on real estate		183		176		165
Policy loans		4		5		5
Other		58		34		19
Gross investment income		1,375		1,423		1,360
Less: investment expenses		61		60		54
Net investment income	$	1,314	$	1,363	$	1,306

As of December 31, 2017 and 2016, the Company had $4 and $6, respectively, of investments in fixed maturities that did not produce net investment income. Fixed maturities are moved to a non-accrual status when the investment defaults.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Such interest income is recorded in Net investment income in the Statements of Operations.

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) comprise the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments. Realized investment gains and losses are also primarily generated from changes in fair value of embedded derivatives within products and fixed maturities, changes in fair value of fixed maturities recorded at FVO and changes in fair value including accruals on derivative instruments, except for effective cash flow hedges. The cost of the investments on disposal is generally determined based on FIFO methodology.

Net realized capital gains (losses) were as follows for the periods indicated:

		Year Ended December 31,				
		2017		**2016**		**2015**
Fixed maturities, available-for-sale, including securities pledged	$	12	$	10	$	(38)
Fixed maturities, at fair value option		(150)		(137)		(98)
Derivatives		(1,279)		(1,076)		(87)
Embedded derivatives - fixed maturities		(5)		(6)		(5)
Guaranteed benefit derivatives		203		324		96
Other investments		(5)		—		—
Net realized capital gains (losses)	$	(1,224)	$	(885)	$	(132)
After-tax net realized capital gains (losses)	$	(796)	$	(575)	$	(86)

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Proceeds from the sale of fixed maturities and equity securities, available-for-sale and the related gross realized gains and losses, before tax, were as follows for the periods indicated:

| | Year Ended December 31, | | |
	2017	2016	2015
Proceeds on sales	$ 3,265	$ 3,021	$ 1,700
Gross gains	54	75	25
Gross losses	17	64	36

3.   Derivative Financial Instruments

The Company enters into the following types of derivatives:

Interest rate swaps and floors: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company uses interest rate floor contracts to hedge interest rate exposure if rates decrease below a specified level. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Foreign exchange swaps: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Credit default swaps: Credit default swaps are used to reduce credit loss exposure with respect to certain assets that the Company owns or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals. In the event of a default on the underlying credit exposure, the Company will either receive a payment (purchased credit protection) or will be required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract. Credit default swaps are also used to hedge credit exposure associated with certain variable annuity guarantees. The Company utilizes these contracts in non-qualifying hedging relationships.

Total return swaps: The Company uses total return swaps as a hedge against a decrease in variable annuity account values, which are invested in certain indices. Using total return swaps, the Company agrees with another party to exchange, at specified intervals, the difference between the economic risk and reward of assets or a market index and the LIBOR rate, calculated by reference to an agreed upon notional principal amount. No cash is exchanged at the onset of the contracts. Cash is paid and received over the life of the contract based upon the terms of the swaps. The Company utilizes these contracts in non-qualifying hedging relationships.

Currency forwards: The Company used currency forward contracts to hedge policyholder liabilities associated with the variable annuity contracts which are linked to foreign indices. The currency fluctuations may result in a decrease in account values, which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. The Company also utilizes currency forward contracts to hedge currency exposure related to invested assets. The Company utilizes these contracts in non-qualifying hedging relationships.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Futures: Futures contracts are used to hedge against a decrease in certain equity indices. Such decreases may correlate to a decrease in variable annuity account values which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. The Company also uses interest rate futures contracts to hedge its exposure to market risks due to changes in interest rates. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margins with the exchange on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships. The Company may also use futures contracts as a hedge against an increase in certain equity indices. Such increases may result in increased payments to the holders of fixed index annuity ("FIA") contracts.

Swaptions: A swaption is an option to enter into a swap with a forward starting effective date. The Company uses swaptions to hedge the interest rate exposure associated with the minimum crediting rate and book value guarantees embedded in the retirement products that the Company offers. Increases in interest rates will generate losses on assets that are backing such liabilities. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. The Company pays a premium when it purchases the swaption. The Company utilizes these contracts in non-qualifying hedging relationships.

Options: The Company uses options to manage the equity, interest rate and equity volatility risk of the economic liabilities associated with certain variable annuity minimum guaranteed benefits and/or to mitigate certain rebalancing costs resulting from increased volatility. The Company also uses equity options to hedge against an increase in various equity indices, and interest rate options to hedge against an increase in the interest rate benchmarked crediting strategies within FIA contracts. Such increases may result in increased payments to the holders of the FIA contracts. The Company pays an upfront premium to purchase these options. The Company utilizes these options in non-qualifying hedging relationships.

Variance swaps: The Company uses variance swaps to manage equity volatility risk on the economic liabilities associated with certain minimum guaranteed living benefits and/or to mitigate certain rebalancing costs resulting from increased volatility. An increase in the equity volatility results in higher valuations of such liabilities. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on the changes in equity volatility over a defined period. The Company utilizes equity variance swaps in non-qualifying hedging relationships.

Embedded derivatives: The Company also invests in certain fixed maturity instruments and has issued certain products that contain embedded derivatives for which market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/ spreads. In addition, the Company has entered into coinsurance with funds withheld arrangements, which contain embedded derivatives.

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and equity market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement, which provides the Company with the legal right of offset. However, in accordance with the Chicago Mercantile Exchange ("CME") rule changes related to the variation margin payments, effective the first quarter of 2017, the Company is required to adjust the derivative balances with the variation margin payments related to its cleared derivatives executed through CME.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of the dates indicated:

	December 31, 2017			December 31, 2016		
	Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Derivatives: Qualifying for hedge accounting[(1)]						
Cash flow hedges:						
Interest rate contracts	$ 18	$ —	$ —	$ 18	$ —	$ —
Foreign exchange contracts	227	—	23	162	13	4
Derivatives: Non-qualifying for hedge accounting[(1)]						
Interest rate contracts	28,412	470	89	38,840	531	113
Foreign exchange contracts	18	—	—	1,222	33	13
Equity contracts	34,637	1,043	664	28,043	399	50
Credit contracts	438	1	7	204	3	—
Embedded derivatives:						
Within fixed maturity investments	N/A	11	—	N/A	16	—
Within products	N/A	—	3,400	N/A	—	3,499
Within reinsurance agreements	N/A	12	381	N/A	(6)	145
Total		$ 1,537	$ 4,564		$ 989	$ 3,824

[(1)] Open derivative contracts are reported as Derivatives assets or liabilities on the Balance Sheets at fair value.
N/A - Not Applicable

Based on the notional amounts, a substantial portion of the Company's derivative positions was not designated or did not qualify for hedge accounting as part of a hedging relationship as of December 31, 2017 and 2016. The Company utilizes derivative contracts mainly to hedge exposure to variability in cash flows, interest rate risk, credit risk, foreign exchange risk and equity market risk. The majority of derivatives used by the Company are designated as product hedges, which hedge the exposure arising from insurance liabilities or guarantees embedded in the contracts the Company offers through various product lines. These derivatives do not qualify for hedge accounting as they do not meet the criteria of being "highly effective" as outlined in ASC Topic 815, but do provide an economic hedge, which is in line with the Company's risk management objectives. The Company also uses derivatives contracts to hedge its exposure to various risks associated with the investment portfolio. The Company does not seek hedge accounting treatment for certain of these derivatives as they generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules outlined in ASC Topic 815. The Company also uses credit default swaps coupled with other investments in order to produce the investment characteristics of otherwise permissible investments that do not qualify as effective accounting hedges under ASC Topic 815.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Although the Company has not elected to net its derivative exposures, the notional amounts and fair values of Over-The-Counter ("OTC") and cleared derivatives excluding exchange traded contracts and forward contracts (To Be Announced mortgage-backed securities) are presented in the tables below as of the dates indicated:

	December 31, 2017		
	Notional Amount	**Asset Fair Value**	**Liability Fair Value**
Credit contracts	$ 438	$ 1	$ 7
Equity contracts	28,131	1,023	662
Foreign exchange contracts	245	—	23
Interest rate contracts	27,025	471	88
		1,495	780
Counterparty netting[1]		(776)	(776)
Cash collateral netting[1]		(676)	(4)
Securities collateral netting[1]		(31)	—
Net receivables/payables		$ 12	$ —

[1] Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

	December 31, 2016		
	Notional Amount	**Asset Fair Value**	**Liability Fair Value**
Credit contracts	$ 204	$ 3	$ —
Equity contracts	21,545	377	50
Foreign exchange contracts	1,384	46	17
Interest rate contracts	35,454	530	113
		956	180
Counterparty netting[1]		(162)	(162)
Cash collateral netting[1]		(685)	(15)
Securities collateral netting[1]		(52)	—
Net receivables/payables		$ 57	$ 3

[1] Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

Collateral

Under the terms of the OTC Derivative International Swaps and Derivatives Association, Inc. ("ISDA") agreements, the Company may receive from, or deliver to, counterparties collateral to assure that terms of the ISDA agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. To the extent cash collateral is received and delivered, it is included in Payables under securities loan agreements, including collateral held and Short-term investments under securities loan agreements, including collateral delivered, respectively, on the Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Balance Sheets. As of December 31, 2017, the Company held $666 and $22 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. As of December 31, 2016, the Company held $655 and $23 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. In addition, as of December 31, 2017, the Company delivered $477 of securities and held $34 of securities as collateral. As of December 31, 2016, the Company delivered $477 of securities and held $52 of securities as collateral.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net realized gains (losses) on derivatives were as follows for the periods indicated:

	Year Ended December 31,		
	2017	2016	2015
Derivatives: Qualifying for hedge accounting[1]			
Cash flow hedges:			
Interest rate contracts	$ —	$ —	$ —
Foreign exchange contracts	11	1	1
Fair value hedges:			
Interest rate contracts	—	(2)	(4)
Derivatives: Non-qualifying for hedge accounting[2]			
Interest rate contracts	124	(7)	135
Foreign exchange contracts	(38)	91	57
Equity contracts	(1,376)	(1,145)	(277)
Credit contracts	—	(14)	1
Embedded derivatives:			
Within fixed maturity investments[2]	(5)	(6)	(5)
Within products[2]	203	324	95
Within reinsurance agreements[3]	(218)	(125)	176
Total	$ (1,299)	$ (883)	$ 179

[1] Changes in value for effective fair value hedges are recorded in Other net realized capital gains (losses). Changes in fair value upon disposal for effective cash flow hedges are amortized through Net investment income and the ineffective portion is recorded in Other net realized capital gains (losses) in the Statements of Operations. For the years ended December 31, 2017, 2016 and 2015, ineffective amounts were immaterial.

[2] Changes in value are included in Other net realized capital gains (losses) in the Statements of Operations.

[3] Changes in value are included in Interest credited and other benefits to contract owners/policyholders in the Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. As of December 31, 2017, the fair values of credit default swaps of $1 and $7 were included in Derivatives assets and Derivatives liabilities, respectively, on the Balance Sheets. As of December 31, 2016, the fair value of credit default swaps of $3 was included in Derivatives assets on the Balance Sheets. As of December 31, 2017, the maximum potential future exposure to the Company was $127 in credit default swap protection sold. As of December 31, 2016, the maximum potential future exposure to the Company was $194 in credit default swap protection sold. These instruments are typically written for a maturity period of 5 years and contain no recourse provisions. If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

4. Fair Value Measurements

Fair Value Measurement

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique, pursuant to ASU 2011-04, "Fair Value Measurements (ASC Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP" ("ASU 2011-04"). The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Company defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
    a) Quoted prices for similar assets or liabilities in active markets;
    b) Quoted prices for identical or similar assets or liabilities in non-active markets;
    c) Inputs other than quoted market prices that are observable; and
    d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing or other similar techniques.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 857	$ 9	$ —	$ 866
U.S. Government agencies and authorities	—	35	—	35
State, municipalities and political subdivisions	—	587	—	587
U.S. corporate public securities	—	9,892	22	9,914
U.S. corporate private securities	—	2,591	513	3,104
Foreign corporate public securities and foreign governments[1]	—	2,751	—	2,751
Foreign corporate private securities[1]	—	2,599	84	2,683
Residential mortgage-backed securities	—	1,679	32	1,711
Commercial mortgage-backed securities	—	980	10	990
Other asset-backed securities	—	468	47	515
Total fixed maturities, including securities pledged	857	21,591	708	23,156
Equity securities, available-for-sale	12	—	13	25
Derivatives:				
Interest rate contracts	—	470	—	470
Foreign exchange contracts	—	—	—	—
Equity contracts	19	918	106	1,043
Credit contracts	—	1	—	1
Embedded derivative on reinsurance	—	12	—	12
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1,054	207	—	1,261
Assets held in separate accounts	28,894	—	—	28,894
Total assets	$ 30,836	$ 23,199	$ 827	$ 54,862
Percentage of Level to total	56%	42%	2%	100%
Liabilities:				
Derivatives:				
Guaranteed benefit derivatives:				
FIA	$ —	$ —	$ 2,242	$ 2,242
GMWBL / GMWB / GMAB[2]	—	—	1,158	1,158
Other derivatives:				
Interest rate contracts	—	89	—	89
Foreign exchange contracts	—	23	—	23
Equity contracts	2	651	11	664
Credit contracts	—	7	—	7
Embedded derivative on reinsurance	—	381	—	381
Total liabilities	$ 2	$ 1,151	$ 3,411	$ 4,564

[1] Primarily U.S. dollar denominated.
[2] Guaranteed minimum withdrawal benefits with life payouts ("GMWBL"), Guaranteed minimum withdrawal benefits ("GMWB") and Guaranteed minimum accumulation benefits ("GMAB").

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 974	$ 9	$ —	$ 983
U.S. Government agencies and authorities	—	33	—	33
State, municipalities and political subdivisions	—	497	—	497
U.S. corporate public securities	—	10,435	10	10,445
U.S. corporate private securities	—	2,364	414	2,778
Foreign corporate public securities and foreign governments[1]	—	2,688	—	2,688
Foreign corporate private securities[1]	—	2,672	144	2,816
Residential mortgage-backed securities	—	1,728	22	1,750
Commercial mortgage-backed securities	—	949	8	957
Other asset-backed securities	—	292	31	323
Total fixed maturities, including securities pledged	974	21,667	629	23,270
Equity securities, available-for-sale	12	—	7	19
Derivatives:				
Interest rate contracts	—	531	—	531
Foreign exchange contracts	—	46	—	46
Equity contracts	22	343	34	399
Credit contracts	—	3	—	3
Embedded derivative on reinsurance	—	(6)	—	(6)
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1,311	65	5	1,381
Assets held in separate accounts	30,934	—	—	30,934
Total assets	$ 33,253	$ 22,649	$ 675	$ 56,577
Percentage of Level to total	59%	40%	1%	100%
Liabilities:				
Derivatives:				
Guaranteed benefit derivatives:				
FIA	$ —	$ —	$ 1,987	$ 1,987
GMWBL / GMWB / GMAB	—	—	1,512	1,512
Other derivatives:				
Interest rate contracts	1	112	—	113
Foreign exchange contracts	—	17	—	17
Equity contracts	1	49	—	50
Credit contracts	—	—	—	—
Embedded derivative on reinsurance	—	145	—	145
Total liabilities	$ 2	$ 323	$ 3,499	$ 3,824

[1] Primarily U.S. dollar denominated

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets and liabilities are measured at estimated fair value on the Company's Balance Sheets. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement that is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company considers three broad valuation approaches when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of exit price and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third-party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes.

Fixed maturities: The fair values for actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category primarily include certain U.S. Treasury securities.

For fixed maturities classified as Level 2 assets, fair values are determined using a matrix-based market approach, based on prices obtained from third-party commercial pricing services and the Company's matrix and analytics-based pricing models, which in each case incorporate a variety of market observable information as valuation inputs. The market observable inputs used for these fair value measurements, by fixed maturity asset class, are as follows:

> *U.S. Treasuries:* Fair value is determined using third-party commercial pricing services, with the primary inputs being stripped interest and principal U.S. Treasury yield curves that represent a U.S. Treasury zero-coupon curve.

> *U.S. government agencies and authorities, State, municipalities and political subdivisions:* Fair value is determined using third-party commercial pricing services, with the primary inputs being U.S. Treasury yield curves, trades of comparable securities, credit spreads off benchmark yields and issuer ratings.

> *U.S. corporate public securities, Foreign corporate public securities and foreign governments:* Fair value is determined using third-party commercial pricing services, with the primary inputs being benchmark yields, trades of comparable securities, issuer ratings, bids and credit spreads off benchmark yields.

> *U.S. corporate private securities and Foreign corporate private securities:* Fair values are determined using a matrix and analytics-based pricing model. The model incorporates the current level of risk-free interest rates, current corporate credit spreads, credit quality of the issuer and cash flow characteristics of the security. The model also considers a liquidity spread, the value of any collateral, the capital structure of the issuer, the presence of guarantees, and prices and quotes for comparably rated publicly traded securities.

> *RMBS, CMBS and ABS:* Fair value is determined using third-party commercial pricing services, with the primary inputs being credit spreads off benchmark yields, prepayment speed assumptions, current and forecasted loss severity, debt service coverage ratios, collateral type, payment priority within tranche and the vintage of the loans underlying the security.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. As of December 31, 2017, $0.5 billion and $17.2 billion of a total fair value of $23.2 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing. As of December 31, 2016, $0.5 billion and $17.6 billion of a total fair value of $23.3 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing.

All prices and broker quotes obtained go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents exit price for the instrument.

Fair values of privately placed bonds are determined primarily using a matrix-based pricing model and are generally classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 2 or Level 3 assets.

Derivatives: Derivatives are carried at fair value which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, S&P 500 Index prices, London Interbank Offered Rates ("LIBOR") and Overnight Index Swap ("OIS") rates. The Company uses OIS for valuations of collateralized interest rate derivatives, which are obtained from third-party sources. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's nonperformance risk is also considered and incorporated in the Company's valuation process. Valuations for the Company's futures and interest rate forward contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. The remaining derivative instruments, including those priced by third-party vendors, are valued based on market observable inputs and are classified as Level 2.

Cash and cash equivalents, Short-term investments and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and most short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of which are based upon a quoted market price and are included in Level 1. Fixed maturity valuations are obtained from third-party commercial pricing services and brokers and are classified in the fair value hierarchy consistent with the policy described above for fixed maturities.

Guaranteed benefit derivatives: The Company records reserves for annuity contracts containing GMWBL, GMWB and GMAB riders. The guarantee is an embedded derivative and is required to be accounted for separately from the host variable annuity

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of market return scenarios and other market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The indexed-crediting feature in the Company's FIA contracts is an embedded derivative that is required to be accounted for separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The discount rate used to determine the fair value of the Company's GMWBL, GMWB, GMAB and FIA embedded derivative liabilities includes an adjustment to reflect nonperformance risk. The nonperformance risk adjustment incorporates a blend of observable, similarly rated peer holding company credit default swap spreads, adjusted to reflect the credit quality of the Company, the issuer of the guarantee, as well as an adjustment to reflect the priority of policyholder claims.

The Company's valuation actuaries are responsible for the policies and procedures for valuing the embedded derivatives, reflecting the capital markets and actuarial valuation inputs and nonperformance risk in the estimate of the fair value of the embedded derivatives. The actuarial and capital market assumptions for each liability are approved by each product's Chief Risk Officer ("CRO"), including an independent annual review by the CRO. Models used to value the embedded derivatives must comply with the Company's governance policies.

Quarterly, an attribution analysis is performed to quantify changes in fair value measurements and a sensitivity analysis is used to analyze the changes. The changes in fair value measurements are also compared to corresponding movements in the hedge target to assess the validity of the attributions. The results of the attribution analysis are reviewed by the valuation actuaries, responsible CFOs, Controllers, CROs and/or others as nominated by management.

Embedded derivative on reinsurance: The carrying value of embedded derivatives is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under reinsurance agreements. As the fair value of the assets held in trust is based on a quoted market price (Level 1), the fair value of the embedded derivative is based on market observable inputs and is classified as Level 2.

Transfers in and out of Level 1 and 2

There were no securities transferred between Level 1 and Level 2 for the years ended December 31, 2017 and 2016. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC Topic 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the period indicated:

| | Fair Value as of January 1 | Total Realized/ Unrealized Gains (Losses) Included in: | | Purchases | Issuances | Sales | Settlements | Transfers into Level 3[3] | Transfers out of Level 3[3] | Fair Value as of December 31 | Change in Unrealized Gains (Losses) Included in Earnings[4] |
		Net Income	OCI								
Year Ended December 31, 2017											
Fixed maturities, including securities pledged:											
U.S. corporate public securities	$ 10	$ —	$ 1	$ 15	$ —	$ (10)	$ —	$ 6	$ —	$ 22	$ —
U.S. corporate private securities	414	—	9	71	—	(1)	(17)	48	(11)	513	—
Foreign corporate public securities and foreign governments[1]	—	—	—	—	—	—	—	—	—	—	—
Foreign corporate private securities[1]	144	(10)	(21)	13	—	(1)	(20)	—	(21)	84	(10)
Residential mortgage-backed securities	22	(3)	—	14	—	—	(1)	—	—	32	(3)
Commercial mortgage-backed securities	8	—	—	10	—	—	—	—	(8)	10	—
Other asset-backed securities	31	—	—	38	—	—	(2)	1	(21)	47	—
Total fixed maturities, including securities pledged	629	(13)	(11)	161	—	(12)	(40)	55	(61)	708	(13)
Equity securities, available-for-sale	7	—	1	5	—	—	—	—	—	13	—
Derivatives:											
Guaranteed benefit derivatives:											
FIA[2]	(1,987)	(297)	—	—	(153)	—	195	—	—	(2,242)	—
GMWBL/GMWB/GMAB[2]	(1,512)	500	—	—	(146)	—	—	—	—	(1,158)	—
Other derivatives, net	34	133	—	41	—	—	(117)	4	—	95	57
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	5	—	—	—	—	(5)	—	—	—	—	—

[1] Primarily U.S. dollar denominated.

[2] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Statements of Operations.

[3] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[4] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Statements of Operations.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the period indicated:

	Year Ended December 31, 2016										
	Fair Value as of January 1	Total Realized/ Unrealized Gains (Losses) Included in:		Purchases	Issuances	Sales	Settlements	Transfers into Level 3[3]	Transfers out of Level 3[3]	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings [4]
		Net Income	OCI								
Fixed maturities, including securities pledged:											
U.S. corporate public securities	$ 1	$ —	$ —	$ —	$ —	$ (1)	$ —	$ 10	$ —	$ 10	$ —
U.S. corporate private securities	327	—	4	131	—	(14)	(46)	19	(7)	414	—
Foreign corporate public securities and foreign governments[1]	1	(1)	—	—	—	—	—	—	—	—	(1)
Foreign corporate private securities[1]	145	(1)	8	—	—	—	(26)	21	(3)	144	(1)
Residential mortgage-backed securities	29	(3)	—	—	—	(3)	(1)	—	—	22	(3)
Commercial mortgage-backed securities	12	—	—	—	—	—	(4)	—	—	8	—
Other asset-backed securities	11	—	—	14	—	—	(3)	9	—	31	—
Total fixed maturities, including securities pledged	526	(5)	12	145	—	(18)	(80)	59	(10)	629	(5)
Equity securities, available-for-sale	7	—	—	—	—	—	—	—	—	7	—
Derivatives:											
Guaranteed benefit derivatives:											
FIA[2]	(1,779)	(160)	—	—	(237)	—	189	—	—	(1,987)	—
GMWBL/GMWB/GMAB[2]	(1,849)	484	—	—	(148)	—	1	—	—	(1,512)	—
Other derivatives, net	6	4	—	27	—	—	(3)	—	—	34	29
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	—	—	—	5	—	—	—	—	—	5	—

(1) Primarily U.S. dollar denominated.
(2) All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Statements of Operations.
(3) The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.
(4) For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Statements of Operations.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

For the years ended December 31, 2017 and 2016, the transfers in and out of Level 3 for fixed maturities and other derivatives were due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

Significant Unobservable Inputs

The Company's Level 3 fair value measurements of its fixed maturities, equity securities available-for-sale and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis. The Company performs a review of broker quotes by performing a monthly price variance comparison and back tests broker quotes to recent trade prices.

Quantitative information about the significant unobservable inputs used in the Company's Level 3 fair value measurements of its guaranteed benefit derivatives is presented in the following sections and table.

The significant unobservable inputs used in the fair value measurements of GMWBLs, GMWBs and GMABs include long-term equity and interest rate implied volatility, correlations between the rate of return on policyholder funds and between interest rates and equity returns, nonperformance risk, mortality and policyholder behavior assumptions, such as benefit utilization, lapses and partial withdrawals. Such inputs are monitored quarterly.

Significant unobservable inputs used in the fair value measurements of FIAs include nonperformance risk and policyholder behavior assumptions, such as lapses and partial withdrawals. Such inputs are monitored quarterly.

Following is a description of selected inputs:

> *Equity/Interest Rate Volatility*: A term-structure model is used to approximate implied volatility for the equity indices and swap rates for GMWBL, GMWB and GMAB fair value measurements. Where no implied volatility is readily available in the market, an alternative approach is applied based on historical volatility.

> *Correlations*: Integrated interest rate and equity scenarios are used in GMAB, GMWB and GMWBL fair value measurements to better reflect market interest rates and interest rate volatility correlations between equity and fixed income fund groups and between equity fund groups and interest rates. The correlations are based on historical fund returns and swap rates from external sources.

> *Nonperformance Risk:* For the estimate of the fair value of embedded derivatives associated with the Company's product guarantees, the Company uses a blend of observable, similarly rated peer company credit default swap spreads, adjusted to reflect the credit quality of the Company as well as adjustment to reflect the priority of policyholder claims.

> *Actuarial Assumptions*: Management regularly reviews actuarial assumptions, which are based on the Company's experience and periodically reviewed against industry standards. Industry standards and Company experience may be limited on certain products.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2017:

Unobservable Input	Range[1] GMWBL/GMWB/GMAB	FIA
Long-term equity implied volatility	15% to 25%	—
Interest rate implied volatility	0.1% to 16%	—
Correlations between:		
Equity Funds	-13% to 99%	—
Equity and Fixed Income Funds	-38% to 62%	—
Interest Rates and Equity Funds	-32% to 26%	—
Nonperformance risk	0.02% to 1.1%	0.02% to 1.1%
Actuarial Assumptions:		
Benefit Utilization	70% to 100% [2]	—
Partial Withdrawals	0% to 3.4% [2]	0% to 10%
Lapses	0.1% to 15.3% [3][4]	0% to 60% [3]
Mortality	— [5]	— [5]

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.

[2] Those GMWBL policyholders who have elected systematic withdrawals are assumed to continue taking withdrawals. As a percent of policies, approximately 45% are taking systematic withdrawals. The Company assumes that at least 70% of all policies will begin systematic withdrawals either immediately or after a delay period, with 100% utilizing by age 95. The utilization function varies by policyholder age, policy duration and tax status. Interactions with lapse and mortality also affect utilization. The utilization rate for GMWBL and GMWB tends to be lower for younger contract owners and contracts that have not reached their maximum accumulated GMWBL and GMWB benefit amount. There is also a lower utilization rate, though indirectly, for contracts that are less "in the money" (i.e., where the notional benefit amount is in excess of the account value) due to higher lapses. Conversely, the utilization rate tends to be higher for contract owners near or beyond retirement age and contracts that have accumulated their maximum GMWBL or GMWB benefit amount. There is also a higher utilization rate, though indirectly, for contracts which are highly "in the money". The chart below provides the GMWBL account value by current age group and average expected delay times from the associated attained age group as of December 31, 2017. Due to the benefit utilization assumption for GMWBL/GMWB, the partial withdrawal assumption only applies to GMAB.

Attained Age Group	Account Values ($ in billions) In the Money	Out of the Money	Total	Average Expected Delay (Years)**
< 60	$ 1.5	$ 0.2	$ 1.7	9.0
60-69	4.9	0.6	5.5	3.7
70+	5.8	0.6	6.4	2.4
	$ 12.2	$ 1.4	$ 13.6	4.4

** For population expected to withdraw in future. Excludes policies taking systematic withdraws and policies the Company assumes will never withdraw until age 95.

[3] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period.

[4] The Company makes dynamic adjustments to lower the lapse rates for contracts that are more "in the money." The table below shows an analysis of policy account values according to whether they are in or out of the surrender charge period or at the shock lapse period and to whether they are "in the money" or "out of the money" as of December 31, 2017. Lapse ranges are based on weighted average ranges of underlying account value exposure.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

		GMWBL/GMWB/GMAB	
	Moneyness	Account Value ($ in billions)	Lapse Range
During Surrender Charge Period			
	In the Money**	$ 0.2	0.1% to 4.8%
	Out of the Money	0.1	0.6% to 5.2%
Shock Lapse Period			
	In the Money**	$ 1.5	1.7% to 13.9%
	Out of the Money	0.2	13.9% to 15.3%
After Surrender Charge Period			
	In the Money**	$ 10.5	0.9% to 6.4%
	Out of the Money	1.6	6.4% to 7.1%

**The low end of the range corresponds to policies that are highly "in the money." The high end of the range corresponds to the policies that are close to zero in terms of "in the moneyness."

[5] The mortality rate is based on the 2012 Individual Annuity Mortality Basic table with mortality improvements.

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2016:

	Range[1]	
Unobservable Input	**GMWBL/GMWB/GMAB**	**FIA**
Long-term equity implied volatility	15% to 25%	—
Interest rate implied volatility	0.1% to 18%	—
Correlations between:		
Equity Funds	-13% to 99%	—
Equity and Fixed Income Funds	-38% to 62%	—
Interest Rates and Equity Funds	-32% to 26%	—
Nonperformance risk	0.25% to 1.6%	0.25% to 1.6%
Actuarial Assumptions:		
Benefit Utilization	85% to 100% [2]	—
Partial Withdrawals	0% to 3.4% [2]	0% to 10%
Lapses	0.12% to 12.4% [3][4]	0% to 60% [3]
Mortality	— [5]	— [5]

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.

[2] Those GMWBL policyholders who have elected systematic withdrawals are assumed to continue taking withdrawals. As a percent of policies, approximately 40% are taking systematic withdrawals. The Company assumes that at least 85% of all policies will begin systematic withdrawals either immediately or after a delay period, with 100% utilizing by age 100. The utilization function varies by policyholder age and policy duration. Interactions with lapse and mortality also affect utilization. The utilization rate for GMWBL and GMWB tends to be lower for younger contract owners and contracts that have not reached their maximum accumulated GMWBL and GMWB benefit amount. There is also a lower utilization rate, though indirectly, for contracts that are less "in the money" (i.e., where the notional benefit amount is in excess of the account value) due to higher lapses. Conversely, the utilization rate tends to be higher for contract owners near or beyond retirement age and contracts that have accumulated their maximum GMWBL or GMWB benefit amount. There is also a higher utilization rate, though indirectly, for contracts which are highly "in the money". The chart below provides the GMWBL account value by current age group and average expected delay times from the associated attained age group as of December 31, 2016. Due to the benefit utilization assumption for GMWBL/GMWB, the partial withdrawal assumption only applies to GMAB.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Account Values ($ in billions)			Average Expected Delay (Years)*
Attained Age Group	**In the Money**	**Out of the Money**	**Total**	
< 60	$ 1.8	$ — *	$ 1.8	9.9
60-69	5.6	0.1	5.7	4.9
70+	5.7	0.1	5.8	3.0
	$ 13.1	$ 0.2	$ 13.3	5.5

*Less than $0.1

** For population expected to withdraw in future. Excludes policies taking systematic withdrawals and policies the Company assumes will never withdraw until age 100.

[3] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period.

[4] The Company makes dynamic adjustments to lower the lapse rates for contracts that are more "in the money." The table below shows an analysis of policy account values according to whether they are in or out of the surrender charge period or at the shock lapse period and to whether they are "in the money" or "out of the money" as of December 31, 2016. Lapse ranges are based on weighted average ranges of underlying account value exposure.

		GMWBL/GMWB/GMAB	
	Moneyness	**Account Value ($ in billions)**	**Lapse Range**
During Surrender Charge Period			
	In the Money**	$ 2.0	0.1% to 4.6%
	Out of the Money	— *	0.6% to 4.8%
Shock Lapse Period			
	In the Money**	$ 2.7	2.4% to 11.8%
	Out of the Money	— *	11.8% to 12.4%
After Surrender Charge Period			
	In the Money**	$ 8.5	1.4% to 6.8%
	Out of the Money	0.6	6.8% to 7.1%

*Less than $0.1

** The low end of the range corresponds to policies that are highly "in the money." The high end of the range corresponds to the policies that are close to zero in terms of "in the moneyness."

[5] The mortality rate is based on the 2012 Individual Annuity Mortality Basic table with mortality improvements.

Generally, the following will cause an increase (decrease) in the GMWBL, GMWB and GMAB embedded derivative fair value liabilities:

- An increase (decrease) in long-term equity implied volatility
- An increase (decrease) in interest rate implied volatility
- An increase (decrease) in equity-interest rate correlations
- A decrease (increase) in nonperformance risk
- A decrease (increase) in mortality
- An increase (decrease) in benefit utilization
- A decrease (increase) in lapses

Changes in fund correlations may increase or decrease the fair value depending on the direction of the movement and the mix of funds. Changes in partial withdrawals may increase or decrease the fair value depending on the timing and magnitude of withdrawals.

Generally, the following will cause an increase (decrease) in the FIA embedded derivative fair value liability:

- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company notes the following interrelationships:

- Higher long-term equity implied volatility is often correlated with lower equity returns, which will result in higher in-the-moneyness, which in turn, results in lower lapses due to the dynamic lapse component reducing the lapses. This increases the projected number of policies that are available to use the GMWBL benefit and may also increase the fair value of the GMWBL.
- Generally, an increase (decrease) in benefit utilization will decrease (increase) lapses for GMWBL and GMWB.

Other Financial Instruments

The carrying values and estimated fair values of the Company's financial instruments as of the dates indicated:

	December 31, 2017		December 31, 2016	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, including securities pledged	$ 23,156	$ 23,156	$ 23,270	$ 23,270
Equity securities, available-for-sale	25	25	19	19
Mortgage loans on real estate	4,378	4,382	3,882	3,940
Policy loans	68	68	75	75
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1,261	1,261	1,381	1,381
Derivatives	1,514	1,514	979	979
Other investments	34	34	19	19
Deposits from affiliates	—	—	158	158
Embedded derivative on reinsurance	12	12	(6)	(6)
Assets held in separate accounts	28,894	28,894	30,934	30,934
Liabilities:				
Investment contract liabilities:				
Deferred annuities[1]	19,272	18,901	19,443	19,193
Funding agreements with fixed maturities	602	601	358	355
Supplementary contracts, immediate annuities and other	2,811	3,065	2,724	2,956
Derivatives:				
Guaranteed benefit derivatives:				
FIA	2,242	2,242	1,987	1,987
GMWBL/GMWB/GMAB	1,158	1,158	1,512	1,512
Other derivatives	783	783	180	180
Long-term debt	435	558	435	543
Embedded derivative on reinsurance	381	381	145	145

[1] Certain amounts included in Deferred annuities are also reflected within the Guaranteed benefit derivatives section of the table above.

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the Balance Sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

ASC Topic 825 excludes certain financial instruments, including insurance contracts and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Balance Sheets:

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated on a monthly basis using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Mortgage loans on real estate are classified as Level 3.

Policy loans: The fair value of policy loans approximates the carrying value of the loans. Policy loans are collateralized by the cash surrender value of the associated insurance contracts and are classified as Level 2.

Other investments: FHLB stock is carried at cost and periodically evaluated for impairment based on ultimate recovery of par value and is classified as Level 2.

Deposits from affiliates: Fair value is estimated based on the fair value of the liabilities for the underlying contracts. Fair value is estimated by discounting cash flows, including associated expenses for maintaining the contracts, at rates, that are risk-free rates plus an adjustment for nonperformance risk. These liabilities are classified as Level 2.

Investment contract liabilities:

    Deferred annuities: Fair value is estimated as the present value of expected cash flows associated with the contract liabilities discounted using risk-free rates plus an adjustment for nonperformance risk. The valuation is consistent with current market parameters . Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

    Funding agreements with fixed maturities: Fair value is estimated by discounting cash flows at rates that are risk-free rates plus an adjustment for nonperformance risk. These liabilities are classified as Level 2.

    Supplementary contracts and immediate annuities: Fair value is estimated as the present value of expected cash flows associated with the contract liabilities discounted using risk-free rates plus an adjustment for nonperformance risk. The valuation is consistent with current market parameters. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

Long-term debt: Estimated fair value of the Company's notes to affiliates is based upon discounted future cash flows using a discount rate approximating the current market rate, incorporating nonperformance risk and is classified as Level 2.

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

5. Deferred Policy Acquisition Costs and Value of Business Acquired

The following table presents a rollforward of DAC and VOBA for the periods indicated:

	DAC		VOBA			Total	
Balance at January 1, 2015	$	2,213	$	39		$	2,252
Deferrals of commissions and expenses		115		—			115
Amortization:							
Amortization, excluding unlocking		(325)		(7)			(332)
Unlocking [1]		(363)		(11)			(374)
Interest accrued		36		3	[2]		39
Net amortization included in the Statements of Operations		(652)		(15)			(667)
Change in unrealized capital gains/losses on available-for-sale securities		425		20			445
Balance as of December 31, 2015		2,101		44			2,145
Deferrals of commissions and expenses		123		—			123
Amortization:							
Amortization, excluding unlocking		(474)		(7)			(481)
Unlocking [1]		27		(2)			25
Interest accrued		31		2	[2]		33
Net amortization included in the Statements of Operations		(416)		(7)			(423)
Change in unrealized capital gains/losses on available-for-sale securities		(122)		(7)			(129)
Balance as of December 31, 2016		1,686		30			1,716
Deferrals of commissions and expenses		93		—			93
Amortization:							
Amortization, excluding unlocking		(263)		(9)			(272)
Unlocking [1]		(12)		(2)			(14)
Interest accrued		56		2	[2]		58
Net amortization included in the Statements of Operations		(219)		(9)			(228)
Change in unrealized capital gains/losses on available-for-sale securities		(146)		(9)			(155)
Balance as of December 31, 2017	$	1,414	$	12		$	1,426

[1] There was no loss recognition for DAC and VOBA during 2017. There was loss recognition for DAC and VOBA of $137 and $1, respectively, during 2016, and loss recognition for DAC and VOBA of $276 and $1, respectively, during 2015.

[2] Interest accrued at the following rates for VOBA: 1.9% to 5.8% during 2017, 3.8% to 5.8% during 2016 and 2.2% to 5.8% during 2015.

The estimated amount of VOBA amortization expense, net of interest, for the next five years is presented in the following table. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results and/or changes in best estimates of future results.

Year	Amount
2018	6
2019	6
2020	6
2021	5
2022	4

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

6.   Sales Inducements

During the years ended December 31, 2017, 2016 and 2015, the Company capitalized $24, $29 and $22, respectively, of Sales inducements to contract owners. During the years ended December 31, 2017, 2016 and 2015, the Company amortized $73, $126 and $110, respectively, of Sales inducements to contract owners. There was no loss recognition included for year ended December 31, 2017, and loss recognition of $32 and $65 was included for the years ended December 31, 2016, and 2015 respectively. The unamortized balance of capitalized Sales inducements to contract owners was $241 and $313 as of December 31, 2017 and 2016, respectively.

7.   Guaranteed Benefit Features

While the Company stopped actively writing new retail variable annuity products with substantial guarantee features in early 2010, its currently-sold retail variable annuity contracts with separate account options guarantee the contract owner a return of no less than (i) total deposits made to the contract less any partial withdrawals, (ii) total deposits made to the contract less any partial withdrawals plus a minimum return, or (iii) the highest contract value on a specified date minus any withdrawals. These guarantees include benefits that are payable in the event of death, annuitization or at specified dates.

The Company also has certain indexed annuity products which contain guaranteed withdrawal benefit provisions. This provision guarantees an annual withdrawal amount for life that is calculated as a percentage of the benefit base, which equals premium paid at the time of product issue, and can increase by a rollup percentage (mainly 7%, 6% or a percentage linked to index credits earned, depending on versions of the benefit) or annual ratchet. The percentage used to determine the guaranteed annual withdrawal amount may vary by age at first withdrawal and depends on whether the benefit is for a single life or joint lives.

The Company's major source of income from guaranteed benefit features is the base contract mortality, expense, and guaranteed death and living benefit rider fees charged to the contract owner, less the costs of administering the product and providing for the guaranteed death and living benefits.

The Company's closed block of variable annuity contracts offer one or more of the following guaranteed death and living benefits:

Guaranteed Minimum Death Benefits (GMDB)

- _Standard_: Guarantees that, upon the death of the individual specified in the policy, the death benefit will be no less than the premiums paid by the customer, adjusted for withdrawals.

- _Ratchet_: Guarantees that, upon the death of the individual specified in the policy, the death benefit will be no less than the greater of (1) Standard or (2) the maximum policy anniversary (or quarterly) value of the variable annuity, adjusted for withdrawals.

- _Rollup_: Guarantees that, upon the death of the individual specified in the policy, the death benefit will be no less than the aggregate premiums paid by the contract owner, with interest at the contractual rate per annum, adjusted for withdrawals. The Rollup may be subject to a maximum cap on the total benefit.

- _Combo_: Guarantees that, upon the death of the individual specified in the policy, the death benefit will be no less than the greater of (1) Ratchet or (2) Rollup.

Guaranteed Minimum Living Benefits

Guaranteed Minimum Income Benefit (GMIB): Guarantees a minimum income payout, exercisable only on a contract anniversary on or after a specified date, in most cases 10 years after purchase of the GMIB rider. The income payout is determined based on contractually established annuity factors multiplied by the benefit base. The benefit base equals the premium paid at the time of product issue and may increase over time based on a number of factors, including a rollup percentage (mainly 7% or 6% depending on the version of the benefit) and ratchet frequency subject to maximum caps which vary by product version (200%, 250% or 300% of initial premium).

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Guaranteed Minimum Withdrawal Benefit and Guaranteed Minimum Withdrawal Benefit for Life (GMWB/GMWBL): Guarantees an annual withdrawal amount for a specified period of time (GMWB) or life (GMWBL) that is calculated as a percentage of the benefit base that equals premium paid at the time of product issue and may increase over time based on a number of factors, including a rollup percentage (mainly 7%, 6% or 0%, depending on versions of the benefit) and ratchet frequency (primarily annually or quarterly, depending on versions). The rollup ceases 10 years after purchase of the rider, or in the year when withdrawals occur. The percentage used to determine the guaranteed annual withdrawal amount may vary by age at first withdrawal and depends on versions of the benefit. A joint life-time withdrawal benefit option was available to include coverage for spouses. Most versions of the withdrawal benefit included reset and/or step-up features that may increase the guaranteed withdrawal amount in certain conditions. Earlier versions of the withdrawal benefit guarantee that annual withdrawals of up to 7.0% of eligible premiums may be made until eligible premiums previously paid by the contract owner are returned, regardless of account value performance. Asset allocation requirements apply at all times where withdrawals are guaranteed for life.

Guaranteed Minimum Accumulation Benefit (GMAB): Guarantees that the account value will be at least 100% of the eligible premiums paid by the customer after 10 years, adjusted for withdrawals. The Company offered an alternative design that guaranteed the account value to be at least 200% of the eligible premiums paid by contract owners after 20 years.

The following assumptions and methodology were used to determine the guaranteed reserves for closed block of variable annuity contracts as of December 31, 2017 and 2016:

Area	Assumptions/Basis for Assumptions
Data used	Based on 1,000 investment performance scenarios.
Mean investment performance	GMDB: The overall blended mean is 7.8% based on a single fund group for 2017 and 2016. GMIB 2017: The overall blended mean is 8.1% based on a single fund group. GMIB 2016: The overall blended mean is 7.8% based on a single fund group. GMWBL/ GMWB / GMAB: Zero rate curve.
Volatility	GMDB: 13.0% for 2017 and 14.2% for 2016. GMIB: 14.3% for 2017 and 14.2% for 2016. GMWBL / GMWB / GMAB: Implied volatilities through the first 5 years and then a blend of implied and historical thereafter.
Mortality	Depending on the type of benefit and gender, the Company uses the 2012 Individual Annuity Mortality Basic table with mortality improvement, further adjusted for company experience.
Lapse rates	Vary by benefit type, share class, time remaining in the surrender charge period and in-the-moneyness.
Discount rates	GMDB / GMIB: 5.5% for 2017 and 2016. GMWBL / GMWB / GMAB: Zero rate curve plus adjustment for nonperformance risk.

Variable annuity contracts containing guaranteed minimum death and living benefits expose the Company to market risk. For example, with a decline in the equity markets, the Company has exposure to increasing claims due to the guaranteed minimum benefits. On the other hand, with an increase in the equity markets, the Company's exposure to risks associated with the guaranteed minimum benefits generally decreases. In order to mitigate the risk associated with guaranteed death and living benefits, the Company enters into reinsurance agreements and derivative positions on various public market indices chosen to closely replicate contract owner variable fund returns.

The calculation of the GMDB, GMIB, GMAB, GMWB, and GMWBL liabilities assumes dynamic surrenders and dynamic utilization of the guaranteed living benefit feature.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The liabilities for variable annuity contracts containing guaranteed minimum death and living benefits are recorded in separate account liabilities as follows as of December 31, 2017 and 2016. The separate account liabilities may include more than one type of guarantee. These liabilities are subject to the requirements for additional reserve liabilities under ASC Topic 944, which are recorded on the Balance Sheets in Future policy benefits and contract owner account balances. The paid and incurred amounts were as follows for the years ended December 31, 2017, 2016 and 2015:

	GMDB[1]	GMWBL[3] /GMWB/GMAB	GMIB[2]
Separate account liability at December 31, 2017	$ 28,701	$ 14,112	$ 7,247
Separate account liability at December 31, 2016	$ 30,839	$ 13,845	$ 9,807
Additional liability balance:			
Balance at January 1, 2015	$ 374	$ 1,078	$ —
Incurred guaranteed benefits	231	198	—
Paid guaranteed benefits	(88)	(1)	—
Balance at December 31, 2015	517	1,275	—
Incurred guaranteed benefits	128	(360)	—
Paid guaranteed benefits	(135)	(1)	—
Balance at December 31, 2016	510	915	—
Incurred guaranteed benefits	(15)	(188)	—
Paid guaranteed benefits	(107)	—	—
Balance at December 31, 2017	$ 388	$ 727	$ —

[1] The additional liability balances as of December 31, 2017, 2016, 2015 and as of January 1, 2015 are presented net of reinsurance of $22, $29, $33 and $31, respectively.

[2] The additional liability balances as of December 31, 2017, 2016, 2015 and as of January 1, 2015 are presented net of reinsurance of $632 million, $1.3 billion, $1.4 billion and $1.1 billion, respectively.

[3] The additional liability balances as of December 31, 2017, 2016, 2015 and as of January 1, 2015 are presented net of reinsurance of $432, $598, $574 and $486, respectively.

The Company also calculates additional liabilities for FIA contracts with guaranteed withdrawal benefits. The additional liability represents the expected value of these benefits in excess of the projected account balance, and is accreted based on assessments over the accumulation period of the contract. The additional liability for FIA guaranteed withdrawal benefits was $157 and $147, as of December 31, 2017 and 2016, respectively. The additional liability is recorded in Future policy benefits and contract owner account balances on the Balance Sheets.

The net amount at risk for the GMDB, GMAB and GMWB benefits is equal to the guaranteed value of these benefits in excess of the account values.

The net amount at risk for the GMIB and GMWBL benefits is equal to the excess of the present value of the minimum guaranteed annuity payments available to the contract owner over the current account value.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The separate account values, net amount at risk, net of reinsurance, and the weighted average attained age of contract owners by type of minimum guaranteed benefit, were as follows as of the dates indicated.

| | In the Event of Death | At Annuitization, Maturity, or Withdrawal | | |
	GMDB	GMAB/GMWB	GMIB	GMWBL
December 31, 2017				
Separate account value	$ 28,701	$ 525	$ 7,247	$ 13,587
Net amount at risk, net of reinsurance	$ 3,929	$ 11	$ —	$ —
Weighted average attained age	71	74	0	0
December 31, 2016				
Separate account value	$ 30,839	$ 534	$ 9,807	$ 13,311
Net amount at risk, net of reinsurance	$ 5,504	$ 14	$ —	$ —
Weighted average attained age	71	73	0	0

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2017 and 2016 was $28.7 billion and $30.8 billion, respectively.

8.   **Reinsurance**

The Company has reinsurance treaties with 14 unaffiliated reinsurers covering a portion of the mortality risks and guaranteed death and living benefits under its life and annuity contracts. The Company, as cedant, also has reinsurance treaties with three affiliates, SLD, SLDI and RRII, related to funding agreements, fixed annuities, variable annuities and universal life insurance policies. In addition, the Company assumed reinsurance risk under reinsurance treaties with its affiliate, ReliaStar Life Insurance Company ("RLI") related to certain life insurance policies and employee benefit group annual term policies. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements. Furthermore, the Company has an agreement with SLD which is accounted for using the deposit method. For additional information regarding these transactions with affiliates, see the *Related Party Transactions* Note for further detail. In connection with the Transaction, the Company will recapture the variable annuity business from RRII. See the *Business, Basis of Presentation and Significant Accounting Policies* Note for additional information regarding the Transaction.

Deposits, premiums receivable and reinsurance recoverable was comprised of the following as of the dates indicated:

| | December 31, | |
	2017	2016
Reserves ceded and claims recoverable [1]	$ 6,098	$ 6,805
Deposits [1]	—	158
Funds withheld by ceding companies [1]	443	431
Premiums receivable, net	20	23
Total	$ 6,561	$ 7,417

[1] Includes amounts with affiliates - refer to the *Related Party Transactions* Note for further detail.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the effect of reinsurance on Premiums for the periods indicated:

		December 31,				
		2017		2016		2015
Premiums:						
Direct premiums	$	202	$	732	$	483
Reinsurance assumed [1]		422		436		428
Reinsurance ceded [1]		(148)		(672)		(405)
Net premiums	$	476	$	496	$	506

[1] Includes amounts with affiliates - refer to the *Related Party Transactions* Note for further detail.

9.   Capital Contributions, Dividends and Statutory Information

Iowa insurance law imposes restrictions on an Iowa insurance company's ability to pay dividends to its parent. These restrictions are based in part on the prior year's statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts, or extraordinary dividends, are subject to approval by the Iowa Insurance Commission.

Under Iowa law, an extraordinary dividend or distribution is defined as a dividend or distribution that, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (1) ten percent (10%) of the Company's earned statutory surplus at the prior year end or (2) the Company's prior year statutory net gain from operations. Iowa law also prohibits an Iowa insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

During the year ended December 31, 2017, the Company declared an ordinary dividend to its Parent in the amount of $278, which was paid on June 28, 2017. On June 27, 2016, the Company paid an ordinary dividend in the amount of $373 to its Parent.

In May 2017, the Company declared an extraordinary distribution of $250 to its Parent, subject to receipt of Iowa Division approval, and the condition to such regulatory approval was satisfied in July 2017. On July 5, 2017, the Company reduced its cash flow testing reserves supporting CBVA by $250 and on July 5, 2017, paid the $250 extraordinary distribution to its Parent out of the surplus generated by the cash flow testing reserve release. The proceeds of the extraordinary dividend were transferred as a capital contributions to RRII and RRII deposited the proceeds into the Company's funds withheld trust to support living benefit reserves and the Company established a corresponding funds withheld liability.

During the year ended December 31, 2016, the Company did not pay an extraordinary distribution to its Parent.

During the years ended December 31, 2017 and 2016, the Company did not receive any capital contributions from its Parent.

The Company is subject to minimum risk-based capital ("RBC") requirements established by the Division. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital ("TAC"), as defined by the National Association of Insurance Commissioners ("NAIC"), to authorized control level RBC, as defined by the NAIC. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Division. Such statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities and contract owner account balances using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus. Depending on the regulations of the Division, the entire amount or a portion of an insurance company's asset balance can be non-admitted depending on specific rules regarding admissibility. The most significant non-admitted assets of the Company are typically deferred tax assets.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Statutory net income (loss) was $514, $232 and $553, for the years ended December 31, 2017, 2016 and 2015, respectively. Statutory capital and surplus was $1.8 billion and $1.9 billion as of December 31, 2017 and 2016, respectively.

10.   Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of AOCI as of the dates indicated:

	December 31,		
	2017	2016	2015
Fixed maturities, net of OTTI	$ 1,246	$ 761	$ 407
Equity securities, available-for-sale	5	4	4
Derivatives	(21)	10	12
DAC/VOBA, Sales inducements and other intangibles adjustments on available-for-sale securities	(562)	(372)	(182)
Premium Deficiency Reserve adjustment	(2)	—	—
Other	(31)	(36)	(36)
Unrealized capital gains (losses), before tax	635	367	205
Deferred income tax asset (liability)	(24)	57	113
Unrealized capital gains (losses), after tax	611	424	318
Pension and other postretirement benefits liability, net of tax	1	1	1
AOCI	$ 612	$ 425	$ 319

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, including the reclassification adjustments recognized in the Statements of Operations, were as follows for the periods indicated:

	Year Ended December 31, 2017		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ 499	$ (165)	$ 334
Equity securities	1	—	1
Other	5	(2)	3
OTTI	(1)	—	(1)
Adjustments for amounts recognized in Net realized capital gains (losses) in the Statements of Operations	(12)	4	(8)
DAC/VOBA, Sales inducements and other intangibles	(191) [1]	70	(121)
Premium Deficiency Reserve adjustment	(2)	1	(1)
Change in unrealized gains/losses on available-for-sale securities	299	(92)	207
Derivatives:			
Derivatives	(31) [2]	11	(20)
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Statements of Operations	—	—	—
Change in unrealized gains/losses on derivatives	(31)	11	(20)
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Statements of Operations	— [3]	—	—
Change in pension and other postretirement benefits liability	—	—	—
Change in Other comprehensive income (loss)	$ 268	$ (81)	$ 187

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2016		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ 355	$ (124)	$ 231
Equity securities	—	—	—
Other	—	—	—
OTTI	9	(3)	6
Adjustments for amounts recognized in Net realized capital gains (losses) in the Statements of Operations	(10)	4	(6)
DAC/VOBA, Sales inducements and other intangibles	(190) [1]	66	(124)
Premium Deficiency Reserve adjustment	—	—	—
Change in unrealized gains/losses on available-for-sale securities	164	(57)	107
Derivatives:			
Derivatives	(2) [2]	1	(1)
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Statements of Operations	—	—	—
Change in unrealized gains/losses on derivatives	(2)	1	(1)
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Statements of Operations	— [3]	—	—
Change in pension and other postretirement benefits liability	—	—	—
Change in Other comprehensive income (loss)	$ 162	$ (56)	$ 106

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2015					
	Before-Tax Amount		Income Tax		After-Tax Amount	
Available-for-sale securities:						
Fixed maturities	$	(1,026)	$	359	$	(667)
Equity securities		—		—		—
Other		—		—		—
OTTI		7		(2)		5
Adjustments for amounts recognized in Net realized capital gains (losses) in the Statements of Operations		37		(13)		24
DAC/VOBA, Sales inducements and other intangibles		533 [(1)]		(186)		347
Premium Deficiency Reserve adjustment		—		—		—
Change in unrealized gains/losses on available-for-sale securities		(449)		158		(291)
Derivatives:						
Derivatives		4 [(2)]		(2)		2
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Statements of Operations		—		—		—
Change in unrealized gains/losses on derivatives		4		(2)		2
Pension and other postretirement benefits liability:						
Amortization of prior service cost recognized in Operating expenses in the Statements of Operations		— [(3)]		—		—
Change in pension and other postretirement benefits liability		—		—		—
Change in Other comprehensive income (loss)	$	(445)	$	156	$	(289)

[(1)] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Financial Statements for additional information.
[(2)] See the *Derivative Financial Instruments* Note to these Financial Statements for additional information.
[(3)] See the *Benefit Plans* Note to these Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

11. Income Taxes

Income tax expense (benefit) consisted of the following for the periods indicated:

	Year Ended December 31,					
	2017		2016		2015	
Current tax expense (benefit):						
Federal	$	344	$	67	$	(69)
Total current tax expense (benefit)		344		67		(69)
Deferred tax expense (benefit):						
Federal		(12)		49		15
Total deferred tax expense (benefit)		(12)		49		15
Total income tax expense (benefit)	$	332	$	116	$	(54)

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Income taxes were different from the amount computed by applying the federal income tax rate to Income (loss) before income taxes for the following reasons for the periods indicated:

		Year Ended December 31,				
		2017		**2016**		**2015**
Income (loss) before income taxes	$	432	$	135	$	(79)
Tax rate		35.0%		35.0%		35.0%
Income tax expense (benefit) at federal statutory rate		151		47		(28)
Tax effect of:						
Dividends received deduction		(50)		(68)		(76)
Valuation allowance		268		136		48
Audit settlements		—		(2)		—
Tax credits		5		2		2
Non-deductible expense (benefit)		1		1		—
Effect of Tax Reform		(43) *		—		—
Income tax expense (benefit)	$	332	$	116	$	(54)
Effective tax rate		76.9%		85.7%		68.2%

* Effect of Tax Reform includes a tax benefit of $400 related to change in valuation allowance.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act ("Tax Reform"). Tax Reform makes broad changes to U.S. federal tax law, including, but not limited to (1) reducing the U.S. federal corporate tax rate from 35% to 21%; (2) changing the computations of the dividends received deduction, tax reserves, and deferred acquisition costs; (3) changing how alternative minimum tax credits can be realized; and (4) eliminating the net operating loss ("NOL") carryback and limiting the NOL carryforward deduction to 80% of taxable income for losses arising in taxable years beginning after December 31, 2017.

The SEC staff issued Staff Accounting Bulletin No. 118 ("SAB 118") to address situations where a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting under ASC Topic 740 for certain income tax effects of Tax Reform for the reporting period of enactment. SAB 118 allows the Company to provide a provisional estimate of the impacts of Tax Reform during a measurement period similar to the measurement period used when accounting for business combinations. Adjustments to provisional estimates and additional impacts from Tax Reform must be recorded as they are identified during the measurement period as provided for in SAB 118.

In reliance on SAB 118, the Company provisionally remeasured its deferred tax assets and liabilities based on the 21% tax rate at which they are expected to reverse in the future. The Company continues to analyze the effects of Tax Reform and will record adjustments and additional impacts from Tax Reform as they are identified during the measurement period as provided for in SAB 118.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Temporary Differences

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of the dates indicated, are presented below.

	Year Ended December 31,	
	2017	2016
Deferred tax assets		
Insurance reserves	$ 466	$ 768
Investments	596	818
Compensation and benefits	13	23
Other assets	11	22
Total gross assets before valuation allowance	1,086	1,631
Less: Valuation allowance	601	734
Assets, net of valuation allowance	485	897
Deferred tax liabilities		
Deferred policy acquisition costs	(324)	(663)
Net unrealized investment (gains) losses	(240)	(245)
Total gross liabilities	(564)	(908)
Net deferred income tax asset (liability)	$ (79)	$ (11)

Valuation allowances are provided when it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2017 and 2016, the Company had total valuation allowances of $601 and $734, respectively. As of December 31, 2017 and 2016, $787 and $920, respectively, of these valuation allowances were allocated to continuing operations, and $(186) as of the end of each period was allocated to Other comprehensive income (loss) related to realized and unrealized capital losses.

For the years ended December 31, 2017, 2016 and 2015, the changes in the valuation allowance were $(133), $136 and $48, respectively, all of which were allocated to continuing operations.

Tax Sharing Agreement

The Company had a payable from Voya Financial, Inc. of $145 as of December 31, 2017, and a receivable from Voya Financial Inc. of $4 as of December 31, 2016 for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of Voya Financial, Inc. Generally, the Company's financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC Topic 740) as if the Company were a separate taxpayer rather than a member of Voya Financial, Inc.'s consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. If the Company instead were to follow a separate taxpayer approach without any exceptions, there would be no impact to income tax expense (benefit) for the periods indicated above. Also, any current tax benefit related to the Company's tax attributes realized by virtue of its inclusion in the consolidated tax return of Voya Financial, Inc. would have been recorded directly to equity rather than income. Under the tax sharing agreement, Voya Financial, Inc. will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrecognized Tax Benefits

Reconciliations of the change in the unrecognized income tax benefits for the periods indicated are as follows:

| | Year Ended December 31, | | |
	2017	2016	2015
Balance at beginning of period	$ 2	$ 5	$ 5
Additions for tax positions related to prior years	—	—	—
Reductions for tax positions related to prior years	—	(2)	—
Reductions for settlements with taxing authorities	—	(1)	—
Balance at end of period	$ 2	$ 2	$ 5

The Company had $2 of unrecognized tax benefits as of December 31, 2017 and 2016, and $5 of unrecognized tax benefits as of December 31, 2015, which would affect the Company's effective tax rate if recognized.

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in current income taxes and income tax expense on the Balance Sheets and Statement of Operations, respectively. The Company had no accrued interest as of December 31, 2017 and 2016.

Tax Regulatory Matters

Voya Financial, Inc. (including the Company) is currently under audit by the IRS, and it is expected that the examination of tax year 2016 will be finalized within the next twelve months. Voya Financial, Inc. (including the Company) and the IRS have agreed to participate in the Compliance Assurance Process for the tax years 2016 through 2018.

12.   Benefit Plans

Defined Benefit Plan

Voya Services Company sponsors the Voya Retirement Plan (the "Retirement Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees.

The Retirement Plan is a tax qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). Beginning January 1, 2012, the Retirement Plan adopted a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible compensation. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the Internal Revenue Service in the preceding August of each year. The accrued vested cash pension balance benefit is portable; participants can take it if they leave the Company.

The costs allocated to the Company for its employees' participation in the Retirement Plan were $2 for each of the years ended December 31, 2017, 2016 and 2015 and are included in Operating expenses in the Statements of Operations.

Defined Contribution Plan

Voya Services Company sponsors the Voya Savings Plan (the "Savings Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Savings Plan is a tax qualified defined contribution plan. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pretax basis. Voya Services Company matches such pre-tax contributions, up to a maximum of 6% of eligible compensation, subject to IRS limits. Matching contributions are subject to a 4-year graded vesting schedule. Contributions made

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

to the Savings Plan are subject to certain limits imposed by applicable law. The costs allocated to the Company for the Savings Plan were $3 for the each of years ended December 31, 2017, 2016 and 2015 and are included in Operating expenses in the Statements of Operations.

Non-Qualified Retirement Plans

Effective December 31, 2001, the Company, in conjunction with Voya Services Company, offers certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

Effective January 1, 2012, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

The SERPs are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

Obligations and Funded Status

The following table summarizes the benefit obligations for the SERPs as of December 31, 2017 and 2016:

| | Year Ended December 31, | | | |
	2017		2016	
Change in benefit obligation:				
Benefit obligation, January 1	$	22	$	21
Interest cost		1		1
Benefits paid		(1)		(1)
Actuarial (gains) losses on obligation		2		1
Benefit obligation, December 31	$	24	$	22

Amounts recognized on the Balance Sheets were as follows as of December 31, 2017 and 2016:

| | December 31, | | | |
	2017		2016	
Accrued benefit cost[1]	$	(24)	$	(22)

[1]Included in Other liabilities on the Balance Sheets.

Assumptions

The discount rate used in the measurement of the December 31, 2017 and 2016, benefit obligation for the SERPs were as follows:

	2017	2016
Discount rate	3.85%	4.55%

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the SERP.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The weighted-average discount rate used in calculating the net pension cost were as follows:

	2017	**2016**	**2015**
Discount rate	4.55%	4.81%	4.36%

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs were as follows for the years ended December 31, 2017, 2016 and 2015:

	Year Ended December 31,		
	2017	**2016**	**2015**
Interest cost	$ 1	$ 1	$ 1
Net (gain) loss recognition	2	1	(1)
Net periodic (benefit) cost	$ 3	$ 2	$ —

Cash Flows

The following table summarizes the expected benefit payments related to the SERPs for the years indicated:

2018	$ 1
2019	1
2020	1
2021	1
2022	1
2023-2027	7

In 2018, the Company is expected to contribute $1 to the SERPs.

Share Based Compensation Plans

Certain employees of the Company participate in the 2013 and 2014 Omnibus Employee Incentive Plans ("the Omnibus Plans") sponsored by Voya Financial, Inc., with respect to awards granted in 2013 through 2017. The Omnibus Plans each permit the granting of a wide range of equity-based awards, including restricted stock units ("RSUs"), performance share units ("PSUs"), and stock options.

The Company was allocated compensation expense from Voya Financial, Inc. of $14, $12 and $12 for the years ended December 31, 2017, 2016 and 2015, respectively.

The Company recognized tax benefits of $5, $5 and $6 for the years ended December 31, 2017, 2016 and 2015, respectively. Prior to January 1, 2017, excess tax benefits were recognized in Additional paid-in capital and accounted for in a single pool available to all share-based compensation awards. Excess tax benefits in Additional paid-in capital were not recognized until the benefits resulted in a reduction in taxes payable. The Company uses tax law ordering when determining when excess tax benefits have been realized.

On a prospective basis from January 1, 2017, all excess tax benefits and tax deficiencies related to share-based compensation are reported in Net income (loss), rather than Additional paid-in capital.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Other Benefit Plans

In addition, the Company, in conjunction with Voya Services Company, sponsors the following benefit plans:

- A postretirement plan that provides certain health care and life insurance benefits for retired employees and their eligible dependents. The postretirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Prior to April 1, 2017, coverage for Medicare eligible retirees was provided through a fully insured Medicare Advantage plan. Effective April 1, 2017, the fully insured Medicare Advantage Plan was replaced with access to individual coverage through a private exchange. The Company's premium subsidy ended and was replaced with a monthly HRA contribution. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.
- The Voya Financial, Inc. Deferred Compensation Savings Plan, which is a non-qualified deferred compensation plan that includes a 401(k) excess component.

The benefits charges incurred by the Company related to these plans for the years ended December 31, 2017, 2016 and 2015, were immaterial.

13.   Commitments and Contingencies

Leases

The Company leases its office space and certain equipment under operating leases, the longest term of which expired in 2017.

For the years ended December 31, 2017, 2016 and 2015, rent expense for leases was $5, $6 and $5, respectively. All of the Company's expenses for leased and subleased office properties are paid for by an affiliate and allocated back to the Company, as all remaining operating leases were executed by Voya Service Company as of December 31,2017, which resulted in the company no longer being party to any operating leases.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments. As of December 31, 2017 the Company had off-balance sheet commitments to acquire mortgage loans of $202 and purchase limited partnerships and private placement investments of $400.

Federal Home Loan Bank Funding

The Company is a member of the FHLB of Des Moines and is required to pledge collateral to back funding agreements issued to the FHLB. As of December 31, 2017 and 2016, the Company had $602 and $200, respectively, in non-putable funding agreements, including accrued interest, issued to the FHLB. These non-putable funding agreements are included in Future policy benefits and contract owner account balances on the Balance Sheets. As of December 31, 2017 and 2016, assets with a market value of $692 and $236, respectively, collateralized the funding agreements to the FHLB. Assets pledged to the FHLB are included in Fixed maturities, available-for-sale, at fair value on the Balance Sheets. The Company is in the process of unwinding the non-putable funding agreements in anticipation of the closing of the Transaction.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

___

Restricted Assets

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance operations. The Company may also post collateral in connection with certain securities lending, repurchase agreements, funding agreements, letter of credit ("LOC") and derivative transactions as described further in this note. The components of the fair value of the restricted assets were as follows as of the dates indicated:

	December 31,	
	2017	**2016**
Fixed maturity collateral pledged to FHLB[1]	$ 692	$ 236
FHLB restricted stock[2]	34	18
Other fixed maturities-state deposits	11	11
Securities pledged[3]	861	748
Total restricted assets	$ 1,598	$ 1,013

[1] Included in Fixed maturities, available-for-sale, at fair value on the Balance Sheets.
[2] Included in Other investments on the Balance Sheets.
[3] Includes the fair value of loaned securities of $384 and $271 as of December 31, 2017 and 2016, respectively. In addition, as of December 31, 2017 and 2016, the Company delivered securities as collateral of $477 and $477, respectively. Loaned securities and securities delivered as collateral are included in Securities pledged on the Balance Sheets.

Litigation, Regulatory Matters and Loss Contingencies

Litigation, regulatory and other loss contingencies arise in connection with the Company's activities as a diversified financial services firm. The Company is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court's jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonably possible verdict. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim often bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including negligence, breach of contract, fraud, violation of regulation or statute, breach of fiduciary duty, negligent misrepresentation, failure to supervise, elder abuse and other torts.

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, settlement payments, additional payments to beneficiaries and additional escheatment of funds deemed abandoned under state laws. They may also result in fines and penalties and changes to the Company's procedures for the identification and escheatment of abandoned property or the correction of processing errors and other financial liability.

The outcome of a litigation or regulatory matter is difficult to predict and the amount or range of potential losses associated with these or other loss contingencies, requires significant management judgment. It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters, litigation, and other loss contingencies. While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known, management believes that neither the outcome of pending litigation and regulatory matters, nor potential liabilities associated with other loss contingencies, are likely to have such an effect. However, given the large and indeterminate amounts sought in certain litigation and the inherent unpredictability of all such matters, it is possible that an adverse outcome in certain of the Company's litigation or regulatory matters, or liabilities arising from other loss contingencies, could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required the Company develops an estimate of the unaccrued amounts of the reasonably possible range of losses. As of December 31, 2017, the Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

14.   **Related Party Transactions**

Operating Agreements

The Company has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

- Underwriting and distribution agreement with DSL (successor by merger to Directed Services, Inc.), an indirect broker-dealer affiliate, whereby DSL serves as the principal underwriter for variable insurance products issued by the Company. DSL is authorized to enter into agreements with broker-dealers to distribute the Company's variable products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2017, 2016 and 2015, commissions were incurred in the amounts of $168, $173 and $198, respectively.

- Asset management agreement with Voya Investment Management LLC ("VIM"), an affiliate, in which VIM provides asset management, administration and accounting services for the Company's general account. The Company records a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2017, 2016 and 2015, expenses were incurred in the amounts of $57, $57 and $53, respectively. In connection with the closing of the Transaction, VIM or its affiliated advisors will enter into one or more agreements to continue to perform asset management services for the Company.

- Intercompany agreement with DSL pursuant to which DSL agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues DSL earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. Effective April 30, 2017, the Company and DSL terminated a revenue sharing intercompany agreement dated December 22, 2010 with an effective date of January 1, 2010, pursuant to which, DSL paid the Company a portion of the revenues DSL earned as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. As a result of the termination, DSL no longer pays the Company a portion of the revenue DSL earned as investment adviser, however, DSL continues to pay the Company the revenue DSL earns for other related services. For the years ended December 31, 2017, 2016 and 2015, revenue under the DSL intercompany agreement was $80, $117 and $116, respectively.

- Intercompany agreement with VIM pursuant to which VIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues VIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. In connection with the termination of the DSL agreement, as described above, the intercompany agreement with VIM was amended, effective May 1, 2017. For the years ended December 31, 2017, 2016 and 2015, revenue under the VIM intercompany agreement was $71, $42 and $44, respectively. These revenue sharing arrangements are likely to change due to the Transaction.

- Services agreements with Voya Services Company dated September 1, 2000 and January 1, 2001, respectively, for administrative, management, financial, information technology and finance and treasury services. For the years ended December 31, 2017, 2016 and 2015, expenses were incurred in the amounts of $131, $133 and $135, respectively. Effective October 1, 2010, the services agreement with Voya Services Company dated January 1, 2001, was amended in order for the Company to provide Voya Services Company with use of the corporate office facility at 5780 Powers Ferry Road, N.W., Atlanta, GA (the "Atlanta Office") in exchange for Voya Services Company's payment of the Company's direct and indirect costs for the Atlanta Office. In connection with the Transaction, the Atlanta Office will be sold to a subsidiary of Voya Financial.

- Amended and Restated Services agreement between the Company and its U.S. insurance company affiliates and other affiliates dated as of April 1, 2015, for administrative, management, professional, advisory, consulting and other services. For the years ended December 31, 2017, 2016 and 2015, expenses related to the agreements were incurred in the amounts of $20, $19 and $15, respectively.

- Administrative Services Agreement between the Company, ReliaStar Life Insurance Company of New York ("RLNY"), an affiliate and other U.S. insurance company affiliates dated March 1, 2003, amended effective August 1, 2004, in which

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

the Company and affiliates provide services to RLNY. For the years ended December 31, 2017, 2016 and 2015, revenue related to the agreement was $3, $3 and $2, respectively.

- Variable annuity and fixed insurance products issued by the Company are sold by Voya Financial Advisors, Inc. ("VFA"), an affiliate of the Company. For the years ended December 31, 2017, 2016 and 2015 commission expenses incurred by the Company were $9, $10 and $11, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly owned subsidiary of its Parent.

Certain other operating agreements with affiliates of Voya Financial, are subject to termination or change in connection with the Transaction.

Reinsurance Agreements

Reinsurance Ceded

As of December 31, 2017 and 2016, total reserves ceded to affiliates were $6.0 billion and $6.8 billion, respectively. For the years ended December 31, 2017, 2016 and 2015, premiums ceded to affiliates were $147, $670 and $405, respectively.

Waiver of Premium - Coinsurance Funds Withheld

Effective October 1, 2010, the Company entered into a coinsurance funds withheld agreement with its affiliate, SLDI. Under the terms of the agreement, the Company ceded to SLDI 100% of the group life waiver of premium liability (except for groups covered under rate credit agreements) assumed from RLI, related to the Group Annual Term Coinsurance Funds Withheld agreement between the Company and RLI described under "Reinsurance Assumed" below.

As of December 31, 2017 and 2016, the value of the funds withheld liability under this agreement was $153 and $155, respectively, which is included in Funds held under reinsurance treaties with affiliates on the Balance Sheets. In addition, as of December 31, 2017 and 2016, the Company had an embedded derivative under this agreement with a value of $4 and $(2), respectively, which is recorded in Funds held under reinsurance treaties with affiliates on the Balance Sheets. As of December 31, 2017 and 2016, reserves ceded by the Company under this agreement were $180 and $184, respectively.

In connection with the Transaction, the Company will reinsure its remaining life insurance business to other insurance subsidiaries of Voya Financial. In addition, reinsurance assumed from other related parties will be terminated including any retrocessions of this business. See the *Business, Basis of Presentation and Significant Accounting Policies* Note for additional information regarding the Transaction.

Guaranteed Living Benefit - Coinsurance and Coinsurance Funds Withheld

Prior to July 1, 2016, the Company had an amended and restated automatic reinsurance agreement with an affiliate, SLDI, on a combined coinsurance and coinsurance funds withheld basis, covering 100% of the benefits guaranteed under specific variable annuity guaranteed living benefit riders attached to certain variable annuity contracts issued by the Company on or after January 1, 2000. Also, prior to July 1, 2016, the Company had a services agreement with SLDI, under which the Company provided certain actuarial risk modeling consulting services to SLDI with respect to hedge positions undertaken by SLDI in connection with the reinsurance agreement. Additionally, prior to July 1, 2016, the Company and SLDI had an asset management services agreement, under which SLDI served as asset manager for the funds withheld account. SLDI retained its affiliate, VIM, as sub-advisor for the funds withheld account.

Effective July 1, 2016, SLDI acquired RRII, a Missouri life reinsurance captive, from its affiliate, RLI and RRII redomesticated from the State of Missouri to the State of Arizona. Also effective July 1, 2016, the Company, SLDI and RRII entered into release, consent and novation agreements pursuant to which RRII assumed the variable annuity guaranteed living benefits previously reinsured to SLDI under the automatic reinsurance agreement; the services agreement from SLDI under which the Company

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

provides certain actuarial risk modeling consulting services to SLDI with respect to hedge positions undertaken by SLDI in connection with the automatic reinsurance agreement; and SLDI's obligation to serve as asset manager for the funds withheld account under the asset management services agreement.

In connection with the Transaction, the Company will recapture the ceded variable annuity business from RRII. This recapture will occur on terms to be approved by the Company's insurance regulator, the Division of Insurance for the State of Iowa. The terms of the Transaction contemplate that, following the closing of the Transaction, VA Capital will cause substantially all of the non-payout variable annuity business to be reinsured to a newly formed Arizona captive. See "Organization of Business" above for additional discussion about the Transaction.

For the years ended December 31, 2017, 2016 and 2015, revenue related to the aforementioned services agreement was $9, $10, and $11, respectively.

The impacts of these agreements on the Balance Sheets as of the dates indicated are as follows:

	December 31,	
($ in millions)	**2017**	**2016**
Assets on deposit in trust	$ 5,777	$ 6,505
Funds withheld liability[1]	5,400	6,357
Embedded derivative[1]	377	148
Reserves ceded[2]	5,840	6,546
Deferred loss[3]	244	269

[1] Included in Funds held under reinsurance treaties with affiliates on the Balance Sheets.
[2] Included in Deposits, premiums receivable and reinsurance recoverable on the Balance Sheets.
[3] Included in Other assets on the Balance Sheets.

Multi-year Guaranteed Fixed Annuity - Coinsurance

Effective May 1, 2005, the Company entered into a coinsurance agreement with its affiliate, SLD. Under the terms of the agreement, SLD assumed and accepted the responsibility for paying, when due, 100% of the liabilities arising under the multi-year guaranteed fixed annuity contracts issued by the Company between January 1, 2001 and December 31, 2003. The coinsurance agreement was accounted for using the deposit method. In addition, the Company assigned to SLD all future premiums received by the Company attributable to the ceded contracts.

Under the terms of the agreement, the Company ceded $2.5 billion in account balances and transferred a ceding commission and $2.7 billion in assets to SLD, resulting in a realized capital gain of $48 to the Company, which reduced the ceding commission.

The coinsurance agreement was accounted for using the deposit method. As such, $2.7 billion of Deposit receivable from affiliate was established on the Balance Sheets. On September 25, 2015, the Company recaptured, via a commutation agreement, the multi-year guaranteed fixed annuity contracts ceded under the coinsurance agreement. Under the terms of the agreement, which was effective July 1, 2015, the Company received net assets in the amount of $619 in satisfaction of the deposit receivable balance and recognized a pre-tax loss of $4 in 2015. The Company incurred amortization expense of the negative ceding commission of $3 for the year ended December 31, 2015, which is recorded in Other expense in the Statement of Operations.

Universal Life - Coinsurance

Effective January 1, 2000, the Company entered into a 100% coinsurance agreement with its affiliate, SLD, covering certain universal life policies which had been issued and in force as of, as well as any such policies issued after, the effective date of the agreement. As of December 31, 2017 and 2016, reserves ceded by the Company under this agreement were $22 and $21, respectively.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Guaranteed Investment Contract - Coinsurance

Effective August 20, 1999, the Company entered into a Facultative Coinsurance Agreement with its affiliate, SLD. Under the terms of the agreement, the Company facultatively ceded, from time to time, certain guaranteed investment contracts and funding agreements to SLD on a 100% coinsurance basis. The Company utilized this reinsurance facility primarily for diversification and asset-liability management purposes in connection with this business. The coinsurance agreement was accounted for using the deposit method.

The last contract underlying this agreement matured in 2017 and the agreement will be terminated. As of December 31, 2017, there was no outstanding deposit balance. As of December 31, 2016, the deposit receivable was $158.

Reinsurance Assumed

As of December 31, 2017 and 2016, total reserves assumed from affiliates were $404 and $419, respectively. For the years ended December 31, 2017, 2016 and 2015, premiums assumed from affiliates were $422, $436 and $429, respectively.

Level Premium Term Life Insurance - Stop-loss

Effective January 1, 2012, the Company entered into a stop-loss agreement with RLI, which was amended and restated April 1, 2012, under which the Company agreed to indemnify RLI, and RLI agreed to reinsure with the Company, the aggregate mortality risk under the combined blocks of level premium term life insurance policies issued by RLI between January 1, 2009 and December 31, 2009 and also between January 1, 2012 and December 31, 2012. This coverage included certain level premium term life insurance policies assumed by RLI from RLNY under an Automatic Coinsurance Agreement effective March 1, 2008. Under the terms of the agreement, the Company will make benefit payments to RLI equal to the amount of claims in excess of the attachment point (equal to a percentage of net reinsurance premium) up to the maximum fully covered benefit. The stop-loss agreement is accounted for using the deposit method. An immaterial amount of fee receivable from affiliate as of December 31, 2017 and 2016 is included in Other liabilities on the Balance Sheets. The fee is accrued and subsequently settled in cash each quarterly accounting period.

In connection with the Transaction, the Company will reinsure its remaining life insurance business to an insurance company affiliated with Voya Financial. In addition, reinsurance assumed from other related parties will be terminated including any retrocessions of this business. See the Business, *Basis of Presentation and Significant Accounting Policies* Note for additional information regarding the Transaction.

Group Annual Term - Coinsurance Funds Withheld

Effective December 31, 2008, the Company entered into a coinsurance funds withheld agreement with RLI for an indefinite duration. Under the terms of the agreement, the Company assumed 100% quota share of RLI's net retained liability under certain Employee Benefits Group Annual Term policies, including disability waiver of premium.

The initial premium of $220 was equal to the aggregate reserve assumed by the Company. Thereafter, premiums are equal to the total earned gross premiums collected by RLI from policyholders. RLI will retain all reinsurance premiums payable to the Company as funds withheld, as security for ceded liabilities and against which ceded losses will be offset. Monthly, the Company will receive or pay a net settlement. This agreement was amended and restated October 1, 2010 to better reflect the current investment environment and to modify the treatment of claims under certain policies under which claims are not paid in the form of a single lump sum; the underlying terms described above remained unchanged. Please see also description of "Waiver of Premium - Coinsurance Funds Withheld" agreement between the Company and SLDI under "Reinsurance Ceded" above. As of December 31, 2017 and 2016, reserves assumed by the Company under this agreement were $404 and $419, respectively.

As of December 31, 2017 and 2016, the value of the funds withheld by ceding companies under this agreement was $431 and $437, respectively, which is included in Deposits, premiums receivable and reinsurance recoverable on the Balance Sheets. In addition, as of December 31, 2017 and 2016, the Company had an embedded derivative under this agreement with a value of $12 and $(6), respectively.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

In connection with the Transaction, the Company will reinsure its remaining life insurance business to other insurance subsidiaries of Voya Financial. In addition, reinsurance assumed from other related parties will be terminated including any retrocessions of this business. See the *Business, Basis of Presentation and Significant Accounting Policies* Note for additional information regarding the Transaction.

Reciprocal Loan Agreement

The Company maintains a reciprocal loan agreement with Voya Financial, an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in January 2004, and based upon its renewal on January 14, 2014, expires on January 14, 2024, either party can borrow from the other up to 3.0% of the Company's statutory net admitted assets, excluding Separate Accounts, as of the preceding December 31. For the years ended December 31, 2017, 2016 and 2015, interest on any borrowing by either the Company or Voya Financial was charged at a rate based on the prevailing market rate for similar third-party borrowings for securities.

Under this agreement, the Company incurred an immaterial amount of interest expense for the years ended December 31, 2017, 2016 and 2015. The Company earned interest income of $1 for the years ended December 31, 2017, 2016 and 2015. Interest expense and income are included in Interest expense and Net investment income, respectively, in the Statements of Operations. As of December 31, 2017 and 2016, the Company did not have any outstanding receivable/payable with Voya Financial under the reciprocal loan agreement.

Long-Term Debt with Affiliates

The Company issued a 30-year surplus note in the principal amount of $35 on December 8, 1999, to its affiliate, SLD, which matures on December 7, 2029. Interest is charged at an annual rate of 7.98%. Payment of the note and related accrued interest is subordinate to payments due to contract owners and claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders. Any payment of principal and/or interest made is subject to the prior approval of the Iowa Insurance Commissioner. Interest expense was $3 for the years ended December 31, 2017, 2016 and 2015.

On December 29, 2004, the Company issued surplus notes in the aggregate principal amount of $400 (the "Notes"), scheduled to mature on December 29, 2034, to its affiliates, Voya Retirement Insurance and Annuity Company, RLI and SLDI. The Notes bear interest at a rate of 6.26% per year. Any payment of principal and/or interest is subject to the prior approval of the Iowa Insurance Commissioner. Interest expense was $25 for the years ended December 31, 2017, 2016 and 2015. As part of the restructuring associated with the MTA, effective December 28, 2017 Voya Financial and Voya Holdings entered into an agreement with the Company in order to provide a joint and several guarantee of it's payment obligations as the issuer of the Notes. Accordingly, on January 9, 2018, Kroll Bond Rating Agency assigned a rating of BBB+, outlook Stable to the Notes.

Following the closing of the Transaction, the Company will continue to have outstanding surplus notes issued to other insurance subsidiaries of Voya Financial in the amount of $350 and $85 to Venerable.

Part C
OTHER INFORMATION

Item 24   Financial Statements and Exhibits

(a)   Financial Statements
            Included in Part A:
            Condensed Financial Information
            Included in Part B:
            Condensed Financial Information (Accumulation Unit Values)
            Financial Statements of Separate Account B:
                - Report of Independent Registered Public Accounting Firm
                - Statements of Assets and Liabilities as of December 31, 2017
                - Statements of Operations for the year ended December 31, 2017
                - Statements of Changes in Net Assets for the years ended December 31, 2017 and 2016
                - Notes to Financial Statements
            Financial Statements of Voya Insurance and Annuity Company:
                - Report of Independent Registered Public Accounting Firm
                - Balance Sheets as of December 31, 2017 and 2016
                - Statements of Operations for the years ended December 31, 2017, 2016 and 2015
                - Statements of Comprehensive Income for the years ended December 31, 2017, 2016 and 2015
                - Statements of Changes in Shareholder's Equity for the years ended December 31, 2017, 2016 and 2015
                - Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015
                - Notes to Financial Statements

(b)   Exhibits
    (1)   (a) Resolution of the Board of Directors of ING USA Annuity and Life Insurance Company authorizing the establishment of the Registrant. (Incorporated herein by reference to Post-Effective Amendment No. 29 to a Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 1999; File No. 033-23351.)
    (2)   Not Applicable
    (3)   (a) Service Agreement by and between Golden American Life Insurance Company and Directed Services, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 28 to a Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on May 4, 1998; File No. 033-23351.)
            (b) Amendment to and Restatement of the Distribution Agreement between ING USA and Directed Services, Inc. effective January 1, 2004. (Incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B filed, filed on April 9, 2004; File No. 333-90516.)
            (c) Form of Dealers Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 1999; File No. 033-23351.)
            (d) Organizational Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 1999; File No. 033-23351.)
            (e) Addendum to Organizational Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 1999; File No. 033-23351.)

(f) Asset Management Agreement between Golden American Life Insurance Company and ING Investment Management LLC. (Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 1999; File No. 033-23351.)

(g) Form of Assignment Agreement for Organizational Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 1999; File No. 033-23351.)

(h) Expense Reimbursement Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 1999; File No. 033-23351.)

(i) Master Selling Agreement. (Incorporated by reference to Post-Effective Amendment No. 14 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed May 12, 2006; File No. 333-70600.)

(j) Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between Directed Services LLC and ING USA Annuity and Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 55 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance and its Separate Account B, filed on April 6, 2011; File No. 333-28679.)

(k) Amendment No. 1, dated December 1, 2013 (effective December 23, 2013), to the Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between Directed Services LLC and ING USA Annuity and Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 44 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 9, 2014; File No. 333-30180.)

(l) Amendment No. 2, effective as of September 30, 2014, to the Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between Directed Services LLC and ING USA Annuity and Life Insurance Company (now known as "Voya Insurance and Annuity Company" or "VIAC"). (Incorporated herein by reference to Post-Effective Amendment No. 23 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 30, 2014; File No. 333-133944.)

(m) Amendment No. 3, effective as of April 1, 2015, to the Intercompany Agreement dated as of December 22, 2010 (effective January 1, 2010) by and between Directed Services LLC and Voya Insurance and Annuity Company. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on April 23, 2015; File No. 333-202174.)

(n) Amendment No. 4, effective as of May 1, 2015, to the Intercompany Agreement dated as of December 22, 2010 (effective January 1, 2010) by and between Directed Services LLC and Voya Insurance and Annuity Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 7, 2015; File No. 333-202174.)

(o) Amendment No. 5, effective as of March 1, 2016, to the Intercompany Agreement dated as of December 22, 2010 (effective January 1, 2010) by and between Directed Services LLC and Voya Insurance and Annuity Company. (Incorporated herein by reference to Post-Effective Amendment No. 27 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on June 24, 2016; File No. 333-133944.)

(p) Termination Amendment, effective as of April 30, 2017, to the Intercompany Agreement effective January 1, 2010, by and between Directed Services LLC and Voya Insurance and Annuity Company. (Incorporated herein by reference Post-Effective Amendment No. 35 to the Form N-4 Registration Statement of Voya Insurance and Annuity Company and its Separate Account B, filed on April 16, 2018; File No. 333-133944.)

(q) Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between ING Investment Management LLC and ING USA Annuity and Life Insurance and Company. (Incorporated herein by reference to Post-Effective Amendment No. 55 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 6, 2011; File No. 333-28679.)

(r)   Amendment No. 1, dated December 1, 2013 (effective December 23, 2013), to the Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between ING Investment LLC and ING USA Annuity and Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 44 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 9, 2014 (File No. 333-30180.)

(s)   Amendment No. 2, effective as of September 30, 2014, to the Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between ING Investment Management LLC (now known as "Voya Investment Management LLC") and ING USA Annuity and Life Insurance Company (now known as "Voya Insurance and Annuity Company" or "VIAC"). (Incorporated herein by reference to Post-Effective Amendment No. 23 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 30, 2014 (File No. 333-133944.)

(t)   Amendment No. 3, effective as of May 1, 2015, to the Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) by and between Voya Investment Management LLC and Voya Insurance and Annuity Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 7, 2015; File No. 333-202174.)

(u)   Amendment No. 4, effective as of March 1, 2016, to the Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) by and between Voya Investment Management LLC and Voya Insurance and Annuity Company. (Incorporated herein by reference to Post-Effective Amendment No. 27 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on June 24, 2016; File No. 333-133944.)

(v)   Amendment No. 5, effective as of May 1, 2017, to the Intercompany Agreement between Voya Investment Management LLC and Voya Insurance and Annuity Company. (Incorporated herein by reference Post-Effective Amendment No. 35 to the Form N-4 Registration Statement of Voya Insurance and Annuity Company and its Separate Account B, filed on April 16, 2018; File No. 333-133944.)

(w)   Amendment No. 6, effective as of July 1, 2017, to the Intercompany Agreement between Voya Investment Management LLC and Voya Insurance and Annuity Company. (Incorporated herein by reference Post-Effective Amendment No. 35 to the Form N-4 Registration Statement of Voya Insurance and Annuity Company and its Separate Account B, filed on April 16, 2018; File No. 333-133944.)

(4)   (a)   Individual Deferred Combination Variable and Fixed Annuity Contract (GA-IA-1074). (Incorporated herein by reference to a Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B; filed on October 2, 2000, File No. 333-28679.)

(b)   Group Deferred Combination Variable and Fixed Annuity Contract (GA-MA-1074). (Incorporated herein by reference to a Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B; filed on October 2, 2000; File No. 333-28679.).

(c)   Individual Deferred Variable Annuity Contract (GA-IA-1075). (Incorporated herein by reference to a Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B; filed on October 2, 2000; File No. 333-28679.)

(d)   Deferred Combination Variable and Fixed Annuity Certificate (GA-CA-1074). (Incorporated herein by reference to a Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on October 2, 2000; File No. 333-28679.)

(e)   Individual Retirement Annuity Rider (GA-RA-1009) (12/02). (Incorporated herein by reference to a Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 15, 2003; File No. 033-23351.)

(f)   ROTH Individual Retirement Annuity Rider (GA-RA-1038) (12/02). (Incorporated herein by reference to a Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 15, 2003; File No. 033-23351.)

(g)   Minimum Guaranteed Income Benefit Rider (IU-RA-1047) (01/05). (Incorporated herein by reference to a Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 20, 2005; File No. 333-28755.)

(h)   Minimum Guaranteed Income Benefit Rider (IU-RA-1047) (08-06). (Incorporated herein by reference to a Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on May 9, 2006; File No. 333-133944.)

(i)   Minimum Guaranteed Withdrawal Benefit Rider (GA-RA-1048) (01/02). (Incorporated herein by reference to a Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on February 13, 2004; File No. 333-28679.)

(j)   Minimum Guaranteed Withdrawal Benefit Rider with Reset Option (ING PrincipalGuard) (GA-RA-1046). (Incorporated herein by reference to Post-Effective Amendment No. 25 to a Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on February 13, 2004; File No. 333-28755.)

(k)   Minimum Guaranteed Withdrawal Benefit Rider with Reset Option (ING LifePay) (IU-RA-3023). (Incorporated herein by reference to Post-Effective Amendment No. 32 to a Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on August 5, 2005; File No. 333-28755.)

(l)   Minimum Guaranteed Withdrawal Benefit Rider with Reset Option (ING Joint LifePay) (IU-RA-3029). (Incorporated herein by reference to Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on May 9, 2006; File No. 333-133944.)

(m)   Excluded Funds Endorsement (Inforce Riders). (Incorporated herein by reference to Post-Effective Amendment No.12 to a Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 23, 2001; File No. 333-28769.)

(n)   Guaranteed Death Benefit Transfer Endorsement No. 1 (7% Solution Enhanced) (GA-RA-1044-1) (01/02). (Incorporated herein by reference to Post-Effective Amendment No. 25 to a Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on February 13, 2004; File No. 333-28679.)

(o)   Guaranteed Death Benefit Transfer Endorsement No. 2 (Ratchet Enhanced) (GA-RA-1044-2) (10/03). (Incorporated herein by reference to Post-Effective Amendment No. 25 to a Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on February 13, 2004; File No. 333-28679.)

(p)   Guaranteed Death Benefit Transfer Endorsement No. 3 (Standard) (GA-RA-1044-3) (01/02). (Incorporated herein by reference to a Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on February 13, 2004; File No. 333-28679.)

(q)   Guaranteed Death Benefit Transfer Endorsement No. 4 (Max 7 Enhanced) (GA-RA-1044-4) (10/03). (Incorporated herein by reference to a Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on February 13, 2004; File No. 333-28679.)

(r)   Guaranteed Death Benefit Transfer Endorsement No. 5 (Base Death Benefit). (Incorporated herein by reference to Post-Effective Amendment No. 25 to a Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on February 13, 2004; File No. 333-28679.)

(s)   Guaranteed Death Benefit Transfer Endorsement No. 6 (Inforce Contracts) (GA-RA-1044-6) (01/02). (Incorporated herein by reference to Post-Effective Amendment No. 25 to a Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on February 13, 2004; File No. 333-28679.)

(t)   Earnings Enhancement Death Benefit Rider (GA-RA-1086). (Incorporated herein by reference to a Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 24, 2001; File No. 333-28679.)

(u)   Simple Retirement Account Rider (GA-RA-1026) (12/02). (Incorporated herein by reference to Post-Effective Amendment No. 34 to a Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 15, 2003; File No. 033-23351.)

(v)   403(b) Rider (GA-RA-1040). (Incorporated herein by reference to a Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 15, 2003; File No. 033-23351.)

(w) Section 72 Rider (GA-RA-1001) (12/94). (Incorporated herein by reference to Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on May 9, 2006; File No. 333-133944.)

(x) Section 72 Rider (GA-RA-1002) (12/94). (Incorporated herein by reference to Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on May 9, 2006; File No. 333-133944.)

(y) Nursing Home Waiver for Group Certificates (GA-RA-1003) (12/94). (Incorporated herein by reference to Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on May 9, 2006; File No. 333-133944.)

(z) Nursing Home Waiver for Individual Certificates (GA-RA-1004) (12/94). (Incorporated herein by reference to Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on May 9, 2006; File No. 333-133944.)

(aa) Minimum Guaranteed Withdrawal Benefit Rider with Automatic Reset (ING LifePay Plus) (IU-RA-3061). (Incorporated herein by reference to a Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on July 25, 2007; File No. 333-28679.)

(bb) Minimum Guaranteed Withdrawal Benefit Rider with Automatic Reset (ING Joint LifePay Plus) (IU-RA-3062). (Incorporated herein by reference to a Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on July 25, 2007; File No. 333-28679.)

(cc) Combination Minimum Guaranteed Withdrawal Benefit and Death Benefit Rider (ING LifePay Plus) (IU-RA-3077). (Incorporated herein by reference to a Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 7, 2008; File No. 333-28755.)

(dd) Combination Minimum Guaranteed Withdrawal Benefit and Death Benefit Rider (ING Joint LifePay Plus) (IU-RA-3078). (Incorporated herein by reference to a Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 7, 2008; File No. 333-28755.)

(ee) Combination Minimum Guaranteed Withdrawal Benefit and Death Benefit Rider (ING LifePay Plus) (IU-RA-4010) (05-01-2009). (Incorporated herein by reference to a Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 30, 2009; File No. 333-28679.)

(ff) Combination Minimum Guaranteed Withdrawal Benefit and Death Benefit Rider (ING Joint LifePay Plus) (IU-RA-4011) (05-01-2009). (Incorporated herein by reference to a Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 30, 2009; File No. 333-28679.)

(gg) Company Name Change Endorsement IU-RA-3140 to the Contract, Policy and/or Certificate (ING USA Annuity and Life Insurance Company changed to Voya Insurance and Annuity Company). (Incorporated herein by reference to a Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on April 15, 2015; File No. 333-28679.)

(hh) Individual Non-Qualified Stretch Annuity Endorsement VI-RA-3164(2016). (Incorporated herein by reference to Post-Effective Amendment No. 49 to Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on April 4, 2016; File No. 033-59261.)

(ii) Enhanced Surrender Value Endorsement VI-RA-4049(2016). (Incorporated herein by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on October 24, 2016; File No. 333-133944.)

(jj) Guaranteed Minimum Interest Rate and Market Value Adjustment Floor Endorsement VI-RA-4050(2017). (Incorporated herein by reference Post-Effective Amendment No. 35 to the Form N-4 Registration Statement of Voya Insurance and Annuity Company and its Separate Account B, filed on April 16, 2018; File No. 333-133944.)

(5) (a) Group Deferred Combination Variable and Fixed Annuity Enrollment Form. (Incorporated herein by reference to Post-Effective Amendment No. 4 to a Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on January 27, 2000; File No. 333-28679.)

(b)   Deferred Variable Annuity Application (151279) (05-01-2009). (Incorporated herein by reference to Post-Effective Amendment No. 50 to a Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 30, 2009; File No. 333-28679.)

(6)   (a)   Restated Articles of Incorporation dated July 2 and 3, 2003 (effective January 1, 2004) providing for the redomestication of Golden American Life Insurance Company. (Incorporated herein by reference to the ING USA Annuity and Life Insurance Company's 10-K filed with the Securities and Exchange Commission March 29, 2004; File No. 033-87270.)

(b)   Amendment to Articles of Incorporation dated November 21, 2003 (effective January 1, 2004) providing for the name change of Golden American Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 for ING USA Annuity and Life Insurance Company, filed on April 9, 2007; File No. 333-133076.)

(c)   Amendment to Articles of Incorporation dated March 4, 2004, providing for the change in purpose and powers of ING USA Annuity and Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 for ING USA Annuity and Life Insurance Company, filed on April 9, 2007; File No. 333-133076.)

(d)   Amendment to Articles of Incorporation dated March 3 and March 4, 2004 (effective March 11, 2004) providing for the change in purpose and powers of ING USA Annuity and Life Insurance Company. (Incorporated herein by reference to the ING USA Annuity and Life Insurance Company's 10-Q, filed on May 17, 2004; File No. 033-87270.)

(e)   Amended and Restated By-Laws of ING USA Annuity and Life Insurance Company dated December 15, 2004. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 for ING USA Annuity and Life Insurance Company, filed on April 9, 2007; File No. 333-133076.)

(f)   Resolution of the Board of Directors for Powers of Attorney, dated April 23, 1999. (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4 for Golden American Life Insurance Separate and it's Separate Account B, filed on April 30, 1999; File No. 333-28679.)

(g)   Articles of Merger and Agreement and Plan of Merger of USGALC, ULAIC, ELICI into GALIC and renamed ING USA Annuity and Life Insurance Company dated June 25, 2003. (Incorporated herein by reference to Post-Effective Amendment No. 25 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on February 13, 2004; File No. 333-28679.)

(7)   Not Applicable

(8)   (a)   (1)   Participation Agreement dated April 25, 2008, by and among BlackRock Variable Series Funds, Inc., BlackRock Distributors, Inc., ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 26 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on April 7, 2009; File No. 033-57244.)

(2)   Amendment No. 1, dated as of April 24, 2009, and effective as of May 1, 2009, to the Participation Agreement dated April 25, 2008, by and between BlackRock Variable Series Funds, Inc., BlackRock Investments, LLC., ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 27 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on August 18, 2009; File No. 033-57244.)

(3)	Amendment No. 2, dated as of March 31, 2015, and effective as of April 1, 2015, to the Participation Agreement dated April 25, 2008, by and between BlackRock Investments, LLC., Voya Insurance and Annuity Company (formerly ING USA Annuity and Life Insurance Company), ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 7, 2015; File No. 333-202174.)
(4)	Administrative Services Agreement dated April 25, 2008, by and among BlackRock Advisors, LLC and ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 26 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on April 7, 2009; File No. 033-57244.)
(5)	Amendment No. 1, dated as of April 24, 2009, and effective as of May 1, 2009, to Administrative Services Agreement dated April 25, 2008, by and among BlackRock Advisors, LLC and ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 27 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on August 18, 2009; File No. 033-57244.)
(6)	Amendment No. 2, dated as of May 28, 2015, and effective as of April 1, 2015, to Administrative Services Agreement dated April 25, 2008, as amended, by and between BlackRock Advisors, LLC and Voya Insurance and Annuity Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 7, 2015; File No. 333-202174.)
(7)	Rule 22C-2 Agreement, dated no later than April 16, 2007, and effective as of October 16, 2007, between BlackRock Distributors, Inc., on behalf of and as distributor for the BlackRock Funds and the Merrill Lynch family of funds and ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 43 to Registration Statement on form N-4, filed on April 7, 2008; File No. 333-28755.)

(b)	(1)	Participation Agreement by and between Liberty Variable Investment Trust, Columbia Management Advisors, Inc. and ING USA Annuity and Life Insurance Company. (Incorporated herein by reference to Post-Effective amendment No. 8 to Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on December 2, 2005; File No. 333-33914.)
	(2)	Rule 22c-2 Agreement dated April 16, 2007, and effective as of October 16, 2007, among Columbia Management Services, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Life Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4, filed on July 27, 2007; File No. 333-134760.)

(c)	(1)	Participation Agreement by and between ProFunds, Golden American Life Insurance Company and ProFunds Advisors LLC. (Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on December 2, 2005; File No. 333-33914.)

      (2)   Amendment to Participation Agreement by and between ProFunds, Golden American Life Insurance Company and ProFunds Advisors LLC. (Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on December 2, 2005; File No. 333-33914.)

   (d)   (1)   Fund Distribution, Administrative and Shareholder Service Agreement made and entered into as of July 25, 2016, and effective December 31, 2015, by and between Voya Insurance and Annuity Company, Directed Services LLC and Voya Investments Distributor, LLC, Voya Balanced Portfolio, Voya Government Money Market Portfolio, Voya Intermediate Bond Portfolio, Voya Investors Trust, Voya Partners, Inc., Voya Strategic Allocation Portfolios, Inc. Voya Variable Funds, Voya Variable Insurance Trust, Voya Variable Portfolios, Inc. and Voya Variable Products Trust. (Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on August 30, 2016; File No. 333-133944.)

      (2)   Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between ING Funds Services, LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2007; File No. 333-47527.)

   (9)   Opinion and Consent of Counsel

   (10)   Consent of Independent Registered Public Accounting Firm

   (11)   Not Applicable

   (12)   Not Applicable

   (13)   Powers of Attorney

Item 25   **Directors and Officers of the Depositor***

Name and Principal Business Address	Positions and Offices with Depositor
Carolyn M. Johnson, One Orange Way, Windsor, CT 06095-4774	Director and President
Charles P. Nelson, One Orange Way, Windsor, CT 06095-4774	Director
Rodney O. Martin, Jr., 230 Park Avenue, New York, NY 10169	Director and Chairman
Chetlur S. Ragavan, 230 Park Avenue, New York, NY 10169	Director, Executive Vice President and Chief Risk Officer
Michael S. Smith, 230 Park Avenue, New York, NY 10169	Director and Executive Vice President, Finance
Patricia J. Walsh, 230 Park Avenue, New York, NY 10169	Executive Vice President and Chief Legal Officer
Carlo Bertucci, One Orange Way, Windsor, CT 06095-4774	Senior Vice President and Chief Tax Officer
Anthony J. Brantzeg, 1475 Dunwoody Drive, West Chester, PA 19380-1478	Senior Vice President and Actuary
C. Landon Cobb, Jr., 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President and Chief Accounting Officer
Howard F. Greene, 230 Park Avenue, New York, NY 10169	Senior Vice President, Compensation

Michael R. Katz, 1475 Dunwoody Drive, West Chester, PA 19380-1478	Senior Vice President and Chief Financial Officer
Patrick D. Lusk, 1475 Dunwoody Drive, West Chester, PA 19380-1478	Senior Vice President
David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President and Treasurer
Justin Smith, One Orange Way, Windsor, CT 06095-4774	Senior Vice President and Deputy General Counsel
Matthew Toms, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President
Chad J. Tope, 699 Walnut Street, Suite 1350, Des Moines, IA 50309	Senior Vice President
David P. Wiland, 1475 Dunwoody Drive, West Chester, PA 19380-1478	Senior Vice President and Appointed Actuary
Jean Weng, 230 Park Avenue, New York, NY 10169	Senior Vice President and Assistant Secretary
Kristi L. Cooper, 699 Walnut Street, Suite 1350, Des Moines, IA 50309	Vice President, Compliance
Chad M. Eslinger, 20 Washington Ave South, Minneapolis MN 55401	Vice President and Chief Compliance Officer
Lisa S. Gilarde, One Orange Way, Windsor, CT 06095	Vice President
Regina A. Gordon, One Orange Way, Windsor, CT 06095-4774	Vice President, Compliance
Laurie J Rasanen, 699 Walnut Street, Suite 1350, Des Moines, IA 50309	Vice President
Elizabeth L. Schroeder, One Orange Way, Windsor, CT 06095-4774	Vice President
Jennifer M. Ogren, 20 Washington Avenue South, Minneapolis, MN 55401	Secretary

* These individuals may also be directors and/or officers of other affiliates of the Company.

Item 26   Persons Controlled by or Under Common Control with the Depositor or the Registrant

Incorporated herein by reference to Item 26 in Post-Effective Amendment No. 69 to Registration Statement on Form N-4 for Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (File No. 333-01107), as filed with the Securities and Exchange Commission on April 4, 2018.

Item 27   Number of Contract Owners

As of February 28, 2018, there are 41,008 qualified and 19,505 nonqualified contract holders in the GoldenSelect Voya ESII® Variable Annuity Contract. As of February 28, 2018, there are 2,511 qualified and 2,299 nonqualified contract holder in the Voya GoldenSelect Opportunities® Variable Annuity Contract. As of February 28, 2018, there are 693 qualified and 665 nonqualified contract holders in the Voya GoldenSelect Generations® Variable Annuity Contract. As of February 28, 2018, there are 30 qualified and 26 nonqualified contract holders in the Wells Fargo Voya Opportunities Variable Annuity Contract.

Item 28   Indemnification

Voya Insurance and Annuity Company shall indemnify (including therein the prepayment of expenses) any person who is or was a director, officer or employee, or who is or was serving at the request of Voya Insurance and Annuity as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise for expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him with respect to any threatened, pending or completed action, suit or proceedings against him by reason of the fact that he is or was such a director, officer or employee to the extent and in the manner permitted by law.

Voya Insurance and Annuity Company may also, to the extent permitted by law, indemnify any other person who is or was serving Voya Insurance and Annuity Company in any capacity. The Board of Directors shall have the power and authority to determine who may be indemnified under this paragraph and to what extent (not to exceed the extent provided in the above paragraph) any such person may be indemnified.

Voya Insurance and Annuity Company or its parents may purchase and maintain insurance on behalf of any such person or persons to be indemnified under the provision in the above paragraphs, against any such liability to the extent permitted by law.

A corporation may procure indemnification insurance on behalf of an individual who is or was a director of the corporation. Consistent with the laws of the State of Iowa, Voya Financial, Inc. maintains Professional Liability and Fidelity Bond Employment Practices liability and Network Security insurance policies issued by an international insurer. The policies cover Voya Financial, Inc. and any company in which Voya Financial, Inc. has a controlling financial interest of 50% or more. These policies cover the funds and assets of the principal underwriter/depositor under the care, custody and control of Voya Financial, Inc. and/or its subsidiaries. The policies provide for the following types of coverage: Errors and Omissions/Professional Liability, Employment Practices liability and Fidelity/Crime (a.k.a. "Financial Institutional Bond") and Network Security (a.k.a."Cyber/IT").

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant, as provided above or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification by the Depositor is against public policy, as expressed in the Securities Act of 1933, and therefore may be unenforceable. In the event that a claim of such indemnification (except insofar as it provides for the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted against the Depositor by such director, officer or controlling person and the SEC is still of the same opinion, the Depositor or Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by the Depositor is against public policy as expressed by the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 29   Principal Underwriter

(a) In addition to the Registrant, Directed Services LLC serves as principal underwriter for all contracts issued by Voya Insurance and Annuity Company through its Separate Accounts A, B and EQ and Alger Separate Account A and ReliaStar Life Insurance Company of New York through its Separate Account NY-B and certain contracts issued by Voya Retirement Insurance and Annuity Company through its Variable Annuity Account B. Also, Directed Services LLC serves as investment advisor to Voya Investors Trust and Voya Partners, Inc.

(b) The following information is furnished with respect to the principal officers and directors of Directed Services LLC, the Registrant's Distributor.

Name and Principal Business Address	Positions and Offices with Underwriter
Chad J. Tope, 699 Walnut Street, Suite 1350, Des Moines, IA 50309	Director and President
Zachary J. Dunkin, 699 Walnut Street, Suite 1350, Des Moines, IA 50309	Director and Vice President
Kristin H. Hultgren, One Orange Way, Windsor, CT 06095-4774	Chief Financial Officer
Regina A. Gordon, One Orange Way, Windsor, CT 06095-4774	Chief Compliance Officer
Carlo Bertucci, One Orange Way, Windsor, CT 06095-4774	Senior Vice President and Chief Tax Officer
David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President and Treasurer
Jean Weng, 230 Park Avenue, New York, NY 10169	Senior Vice President and Assistant Secretary
Debra M. Bell, 8055 East Tuft Avenue, Suite 710, Denver, CO 80237	Vice President and Assistant Treasurer

Kevin J. Reimer, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President and Assistant Treasurer
Jennifer M. Ogren, 20 Washington Avenue South, Minneapolis, MN 55401	Secretary
Huey P. Falgout, Jr., 7337 E Doubletree Ranch Road, Scottsdale, AZ 85258	Assistant Secretary
Angelia M. Lattery, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary
Melissa A. O'Donnell, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary
Tina M. Schultz, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary

(c)   *Compensation From the Registrant.*

(1)	(2) 2017 Net Underwriting Discounts and Commissions	(3) Compensation Redemption	(4) Brokerage Commissions	(5)
Name of Principal Underwriter				Other Compensation
Directed Services LLC	$167,587,130	$0	$0	$0

Item 30   Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules under it relating to the securities described in and issued under this Registration Statement are maintained by the Depositor and located at: 909 Locust Street, Des Moines, Iowa 50309, 1475 Dunwoody Drive, West Chester, PA 19380 and at 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390.

Item 31   Management Services

None.

Item 32   Undertakings

- Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as it is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old so long as payments under the variable annuity contracts may be accepted;
- Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and
- Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

Representations

- The account meets the definition of a "separate account" under federal securities laws.
- Voya Insurance and Annuity Company hereby represents that the fees and charges deducted under the Contract described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by Voya Insurance and Annuity Company.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Separate Account B of Voya Insurance and Annuity Company, certifies that it meets the requirements of Securities Act Rule 485(b) for effectiveness of this Post-Effective Amendment to its Registration Statement on Form N-4 (File No.333-28679) to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Windsor, State of Connecticut, on the 19th day of April, 2018.


SEPARATE ACCOUNT B
(Registrant)

By: VOYA INSURANCE AND ANNUITY COMPANY
(Depositor)


By: Carolyn M. Johnson*
Michael S. Smith
President
(principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 71 to the Registration Statement has been signed below by the following persons in the capacities indicated and on the date indicated.

Signature	Title	Date
Carolyn M. Johnson* Carolyn M. Johnson	Director and President (principal executive officer)	
Rodney O. Martin, Jr.* Rodney O. Martin, Jr.	Director	
Charles P. Nelson* Charles P. Nelson	Director	April 19, 2018
Chetlur S. Ragavan* Chetlur S. Ragavan	Director	
Michael S. Smith* Michael S. Smith	Director	
Michael R. Katz* Michael R. Katz	Senior Vice President and Chief Financial Officer (principal financial officer)	
C. Landon Cobb, Jr.* C. Landon Cobb, Jr.	Senior Vice President and Chief Accounting Officer (principal accounting officer)	

By: /s/ Christopher J. Madin
Christopher J. Madin
* Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Exhibit
24(b)(9)	Opinion and Consent of Counsel
24(b)(10)	Consent of Independent Registered Public Accounting Firm
24(b)(13)	Powers of Attorney